Form 20-F
period 2006-12-31
JA Solar Holdings Co., Ltd.
filed 2007-06-01
CIK 1385598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

FOR THE TRANSACTION PERIOD FORM              TO

COMMISSION FILE NUMBER 0001385598

JA Solar Holdings Co., Ltd.

(Exact name of Registrant as specified in its charter)

The Cayman Islands

(Jurisdiction of incorporation or organization)

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 3 ordinary shares	The NASDAQ Stock Market LLC
Ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of American Depository Shares.

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, par value US$0.0001 per share	80,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

ii

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, references in this annual report to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“conversion efficiency” are to the ability of solar power products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the solar power industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the cost and price of solar power products, respectively, relative to the number of watts of electricity a solar power product generates;

•	“JA Solar,” “we,” “us,” “our company” and “our” are to JA Solar Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“JA BVI” are to JA Development Co., Ltd., our directly wholly-owned subsidiary, a British Virgin Islands company;

•	“JA China” are to JingAo Solar Co., Ltd., our predecessor and indirectly wholly-owned subsidiary in China. We currently conduct substantially all our businesses through JA China;

•	“JA Shanghai” are to Shanghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;

•	“Jinglong BVI” are to Jinglong Group Co., Ltd., a British Virgin Islands company and our largest shareholder;

•	“Jinglong Group” are to Jinglong Industry and Commerce Group Co., Ltd. and its consolidated subsidiaries. Jinglong Group is controlled by the shareholders of Jinglong BVI;

•	“photovoltaic effect” are to a process by which sunlight is converted into electricity;

•

“rated manufacturing capacity” are to the total amount of solar power products that can be made by a manufacturing line per annum operating at its maximum possible rate and is measured in megawatts, or MW;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“voltage” or “volts” are to the rating of the amount of electrical pressure that causes electricity to flow in the power line; and

•	“watts” are to the measurement of total electrical power, where “kilowatts” or “KW” means one thousand watts and “megawatts” or “MW” means one million watts.

CURRENCIES AND EXCHANGE RATES

We conduct almost all of our business operations in China in Renminbi. Solely for your convenience, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at US$1.00 = RMB 7.8041, the noon buying rate for U.S. dollars in effect on December 29, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any amounts of Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on our business and on your investment.” On May 25, 2007, the noon buying rate was RMB 7.6527 to US$1.00.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
November	7.8340	7.8622	7.8750	7.8303
December	7.8041	7.8219	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May (through May 25)	7.6527	7.6816	7.7065	7.6490

Source: Federal Reserve Bank of New York.

(1)	Annual averages are calculated by averaging the noon buying rates on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental incentives for the deployment of solar energy;

•	our beliefs regarding the solar power industry revenue growth;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the low-cost advantage of solar cell production in China;

•	our beliefs regarding the competitiveness of our solar power products;

•	our expectations regarding the scaling of our solar power capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials in the future;

•	our expectations with respect to our ability to develop relationships with customers in our target markets;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

This annual report also contains data related to the solar power market worldwide and in China. These market data include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may be materially different from the projections based on these assumptions. Therefore, you should not rely upon forward-looking statements as predictions of future events.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The selected consolidated financial data presented below as of December 31, 2005 and 2006 and for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this annual report. The historical results are not necessarily indicative of results to be expected in any future period.

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
	RMB	RMB	US$(1)
Consolidated Statements of Operations Data:
Revenue from third parties	—	565,327,330	72,439,786
Revenue from related parties	—	131,130,774	16,802,805

Total revenues	—	696,458,104	89,242,591
Cost of revenues	—	(524,163,013)	(67,165,082)

Gross profit	—	172,295,091	22,077,509

Selling, general and administrative expenses	(2,638,340)	(39,656,083)	(5,081,442)
Research and development expenses	(383,468)	(1,357,610)	(173,961)

Total operating expenses	(3,021,808)	(41,013,693)	(5,255,403)

Income/ (loss) from operations	(3,021,808)	131,281,398	16,822,106

Interest expense	—	(5,055,382)	(647,785)
Interest income	38,965	823,995	105,585
Other income	—	64,414	8,254
Foreign exchange gain/ (loss)	(128,152)	1,300,008	166,580

Income/ (loss) before income taxes	(3,110,995)	128,414,433	16,454,740
Income tax benefit/ (expense)	—	—	—

Net income/ (loss)	(3,110,995)	128,414,433	16,454,740

Preferred shares accretion	—	(1,603,399)	(205,456)
Preferred shares beneficial conversion charge	—	(34,732,133)	(4,450,498)
Allocation of net income to participating preferred shareholders	—	(5,682,574)	(728,152)

Net income/ (loss) available to ordinary shareholders	(3,110,995)	86,396,327	11,070,633

Net income/ (loss) per share:
Basic	(0.04)	1.08	0.14
Diluted	(0.04)	1.08	0.14
Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000	80,000,000
Diluted	80,000,000	80,166,178	80,166,178

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
	RMB	RMB	US$(1)
Consolidated Statements of Cash Flows Data:
Cash flows(used in)or provided by
Operating activities	(1,635,016)	(61,807,241)	(7,919,842)
Investing activities	(37,971,977)	(107,618,961)	(13,790,054)
Financing activities	50,699,555	254,840,478	32,654,692
Effect of exchange rate changes	(121,957)	(626,504)	(80,279)

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,970,605	95,758,377	12,270,265
Account receivable from third party customers	—	47,719,752	6,114,703
Inventories	—	154,675,325	19,819,752
Advance to related party supplier	—	39,831,642	5,103,938
Other current assets	455,088	8,282,741	1,061,332
Total current assets	11,425,693	346,267,837	44,369,990
Property and equipment, net	39,392,413	139,399,605	17,862,355
Intangible asset, net	8,250,000	7,224,713	925,759
Total assets	59,068,106	492,892,155	63,158,103
Total debt	—	150,000,000	19,220,666
Total liabilities	2,479,546	187,104,616	23,975,169
Preferred shares	—	110,037,714	14,099,988
Total shareholders’ equity	56,588,560	195,749,825	25,082,947

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
Other Consolidated Financial Data (in percentages)
Gross margin	—	24.7%
Operation margin	—	18.8%
Net margin	—	18.4%

Selected Operating Data
Products sold (in million units)	—	10.9
Products sold (in MW)	—	26.3
Average selling price per watt (in RMB)	—	25.9
Average selling price per watt (in US$)	—	3.32

(1)	Translations of RMB amounts in U.S. dollars were made at a rate of RMB 7.8041 to US$1.00, the noon buying rate for U.S. dollars in effect on December 29, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risks Related to Our Business

Our extremely limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have only been in existence since May 2005. We completed our first solar cell manufacturing line in March 2006 and made our first commercial shipment of solar cells in April 2006. In addition, for the year ended December 31, 2006, we bought substantially all of our supplies of silicon wafers, the key raw material from which we manufacture our solar cells, from Jinglong Group, a PRC company controlled by the same shareholders of Jinglong BVI, our largest shareholder. Our future success will require us to scale our manufacturing capacity beyond our existing capacity, and our business model and ability to achieve satisfactory manufacturing yields at higher volumes are unproven. To address these risks, we must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plan and improve our technologies. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth in recent periods, we cannot assure you that our revenue will continue to increase or continue at their current level. For example, in October 2006, we experienced a decline in monthly sales volume in watts and average selling price per watt of our solar cell products of approximately 1.2 MW and RMB 0.7, or approximately 25.3% and 2.5%, respectively, from those in September 2006. The average selling price per watt of our solar cell products declined by RMB 1.3, or approximately 5.0%, in November 2006 compared to October 2006, and declined further by RMB 1.2, or approximately 4.7%, in December 2006 compared to November 2006. The average selling price of our solar cell products has continued to decline during the first quarter of 2007 due to weakened market demand, increased competition and changes in other market conditions. Our extremely limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects, in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

If we are unable to remedy the material weaknesses and significant deficiencies in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure controls and procedures, internal control over financial reporting, and other reporting obligations.

We have identified several material weaknesses and significant deficiencies in our internal control over financial reporting. A description of these material weaknesses and significant deficiencies is included in “Item 15. Controls and Procedures — Material Weaknesses in Internal Control over Financial Reporting.” The material weaknesses could result in a misstatement of substantially all accounts and disclosures, which would result in a material misstatement of annual or interim financial statements that would not be prevented or detected. Errors in our financial statements could require a restatement or prevent us from timely filing our periodic reports with the Securities and Exchange Commission, or SEC.

While we have taken and continue to take actions to remedy the material weaknesses and significant deficiencies, we cannot be certain that any remedial measures we have taken or plan to take will be effective in remedying all identified deficiencies in our internal control over financial reporting or result in the design, implementation and maintenance of adequate controls over our financial processes and reporting in the future. Our inability to remedy the material weaknesses and significant deficiencies or any additional control weaknesses that may be identified in the future could, among other things, cause us to fail to timely file our periodic reports with the SEC and require us to incur additional costs and divert management resources. Additionally, the effectiveness of our or any system of internal control is subject to inherent limitations, and therefore we cannot be certain that our internal control over financial reporting or our disclosure controls and procedures will prevent or detect future errors or fraud in connection with our financial statements.

Under current rules and regulations implementing Section 404 of the US Sarbanes-Oxley Act of 2002, or SOX 404, we expect to be required to, beginning with the fiscal year ending December 31, 2007, deliver a report that assesses the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to audit and report on the effectiveness of our internal control over financial reporting. We have a substantial effort ahead of us to complete the documentation and testing of our internal control over financial reporting, and to remedy any material weaknesses identified during that process. We may not be able to complete the required management assessment by our reporting deadline. In addition, if material weaknesses are identified and not remedied, we would not be able to conclude that our internal control over financial reporting was effective, which would result in the inability of our independent registered public accounting firm to deliver an unqualified report on the effectiveness of our internal control over financial reporting. Inferior internal control over financial reporting could cause investors to lose confidence in the reliability of our financial statements, and such conclusion could negatively impact the trading price of our ADSs or otherwise harm our reputation.

We have previously operated as a private PRC company and have no experience attempting to comply with U.S. public company obligations. In addition, we only recently began to prepare our financial reports in accordance with U.S. GAAP. Attempting to comply with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

We only recently began to prepare our financial reports in accordance with U.S. GAAP and our chief financial officer, who was hired in July 2006, and 3 other accounting and finance staff members have prior experience applying U.S. GAAP. While we are in the process of expanding our accounting and finance staff, we expect to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. In the short term, we are providing training for our current staff with respect to U.S. GAAP. However, our training may not be effective.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the U.S. Sarbanes-Oxley Act of 2002, as well as other rules of the SEC, the Public Company Accounting Oversight Board and the NASDAQ Global Market, will result in a significant initial cost to us as well as an ongoing increase in our legal, audit and financial compliance costs, and we still may fail to comply.

We currently depend on Jinglong Group for the supply of our silicon wafer requirements. If Jinglong Group fails to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue.

Our basic raw material in producing solar cells is silicon wafers. We have entered into a long-term silicon wafer supply agreement with Jinglong Group, a PRC company controlled by the shareholders of Jinglong BVI, including our chairman, Baofang Jin, to meet a large portion of our anticipated production needs for 2007. We currently buy almost all our silicon wafer requirements from Jinglong Group. See “Item 4. Information on the Company — B. Business Overview — Raw Material and Utilities — Silicon Wafers — Long-term Supply Agreement with Jinglong Group. “

Jinglong Group has historically been able to meet our silicon wafer requirements. However, when we install four additional manufacturing lines in Ningjin, which we expect to commence commercial operation by the end of the third quarter of 2007, we will be required to significantly increase the number of wafers we purchase from Jinglong Group or other suppliers if we intend to operate these manufacturing lines at their full capacity. We cannot assure you that we will be able to renew our supply agreement with Jinglong Group at commercially reasonable terms or at all when our current agreement expires in 2010 or that we will be able to secure adequate supply of silicon wafers from Jinglong Group or other sources. In addition, to make silicon wafers, Jinglong Group must purchase its polysilicon requirements from polysilicon suppliers. There are a limited number of polysilicon suppliers and currently the solar power industry is experiencing a shortage of polysilicon. Jinglong Group has advised us that it has had an established supply relationship with Hemlock Semiconductor Corporation, or Hemlock, one of the world’s leading suppliers of polysilicon. However, we cannot assure you that Jinglong Group will always be able to obtain sufficient polysilicon to satisfy its contractual obligations to us.

Our inability to obtain silicon wafers at commercially reasonable prices or at all would materially and adversely affect our ability to meet existing and future customer demand and could cause us to lose customers and market share, and could cause us to generate lower than anticipated revenue or any revenue at all, thereby materially and adversely affecting our business, financial condition and results of operations.

Prepayment arrangements for procurement of silicon wafers from M.SETEK, Jinglong Group and other existing and new suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

We make prepayments for procurement of silicon wafers without receiving collateral to secure such payments. Our claims for such payments would rank as unsecured claims, which exposes us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of the prepayments. Accordingly, a default by our suppliers may have a material adverse effect on our financial condition, results of operations and liquidity. We may be exposed to significantly greater supplier credit risk as a result of our wafer supply agreement with M.SETEK, a privately-held Japanese company with which we have had no prior direct business relationship. In connection with the planned expansion of M.SETEK’s polysilicon and wafer production capacity in Japan, we entered into a 54-month wafer supply agreement with M.SETEK in December 2006, under which we intend to make a prepayment of US$100 million in the second quarter of 2007, subject to the completion by us of a credit risk assessment of M.SETEK. This prepayment is expected to provide M.SETEK with a significant portion of its capital expenditure requirements for its planned capacity expansion. Upon the prepayment by us of US$100 million, M.SETEK has agreed to supply to us 100,000 wafers per month from July to December 2007, with planned additional monthly supplies scheduled until the end of 2011. We intend to make this prepayment with US$100 million from the net proceeds of our initial public offering. Under the terms of the agreement, the unit price is set at US$5.00 per wafer from July 2007 to December 2007 and will be renegotiated on an annual basis based on market conditions. M.SETEK has agreed to credit future invoices US$1.00 against our US$100 million prepayment for each of the first 100 million silicon wafers it will deliver to us, regardless of any future price adjustments above or below the initial unit price of US$5.00 per wafer. See also “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers.” As a result, we will be subject to a significant credit risk with regard to our US$100 million prepayment in the case of an insolvency or bankruptcy of M.SETEK during a substantial portion of the entire term of this agreement. In addition, should M.SETEK default on its obligations under the agreement we may not be able to recover all or a portion of our prepayment. Further, even if M.SETEK would refund our prepayment when it defaults on its obligations under the agreement, we may still suffer losses if we do not get any interest payment and if we would need to exchange the U.S. dollar-denominated refund payment into Renminbi, which may have been revaluated in the course of time. The agreement may fail to provide us with sufficient contractual protection as it contains insignificant penalties in the event of a default by M.SETEK and no representations or warranties from M.SETEK. Furthermore, M.SETEK is not obliged in any way under the terms of the agreement to use the prepayment in furtherance of its expansion plans. In addition, we may be forced to take legal action in the PRC or in Japan, where M.SETEK is located, to initiate a claim or enforce a judgment against M.SETEK and such legal actions may cost considerable time and expense and may not be ultimately successful. Accordingly, we cannot assure you that we would be able to recover all or any portion of our outstanding prepayment or when any such recovery might occur, all of which may have a material adverse effect on our financial condition, results of operations and liquidity. Although we believe M.SETEK is not a related party, our chairman, Baofang Jin, is an indirect shareholder and the general manager of M.SETEK’s joint venture in China, Ningjin Songgong.

In addition, to allow Jinglong Group to prepay for a portion of its polysilicon requirements to its suppliers, we have agreed to prepay Jinglong Group monthly for specified quantities of silicon wafers at agreed prices under our wafer supply agreement with Jinglong Group that went into effect on July 1, 2006. See “Item 4. Information on the Company—B. Business Overview— Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreement with Jinglong Group.” As of December 31, 2006, we had approximately RMB 35.6 million in advances to Jinglong Group. In September 2006, we also entered into a 31-month wafer supply agreement with ReneSola which requires us to make a prepayment of RMB 32.1 million, representing 30% of the agreed total payments of RMB 107.1 million for wafer supplies to be delivered in 2007, and we made the prepayment in January 2007. See “Item 4. Information on the Company—B. Business Overview— Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreement with Jinglong Group.” If the market price of silicon wafers were to decrease to a level that is below what we have prepaid after we make prepayment to our suppliers, we will not be able to adjust any historical payment. Additionally, if demand for our solar cell products decreases, we may incur costs associated with carrying excess materials. Each of such events may have a material adverse effect on our financial condition and results of operations. To the extent that we are not able to pass these increased costs and expenses to our customers, our business, results of operations and financial condition may be materially and adversely affected. Moreover, we may not be able to recover such prepayments and would suffer losses should Jinglong Group or other supplier fail to fulfill its contractual delivery obligations to us.

We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.

Polysilicon is the essential raw material to make silicon wafers. Polysilicon is created by refining quartz or sand, and is melted and grown into crystalline ingots. Silicon wafers are then sliced from crystalline ingots. There is currently an industry-wide shortage of polysilicon, which has resulted in limited availability of silicon wafers and significant price increases in both polysilicon and silicon wafers. As demand for solar cells has increased, many participants or companies in the solar power industry have announced plans to add additional manufacturing capacity. When the additional manufacturing capacity becomes operational, it will further increase the demand for polysilicon and may further exacerbate the current shortage. Polysilicon is also used in the semiconductor industry generally and any increase in demand from that sector could compound the shortage. Polysilicon and silicon wafer suppliers have been adding manufacturing capacity in response to the growing demand in recent years. However, building polysilicon production facilities generally requires significant capital and it typically takes an average of 18 to 24 months to construct. As a result, polysilicon and silicon wafer suppliers are generally willing to expand only if they are certain of sufficient customer demands to justify such capital commitment. Increasingly, polysilicon and silicon wafer suppliers are requiring customers to make prepayments for raw materials well in advance of their shipment, which, in turn, leads to significant working capital commitment from solar cell product manufacturers.

We expect that polysilicon demand will continue to exceed supply for the foreseeable future. In order to meet our silicon wafer requirements, we have entered into long-term silicon wafer supply agreements with Jinglong Group, ReneSola and M.SETEK. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers.” We also purchase supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots and polysilicon for us. We cannot assure you that we will be able to secure sufficient quantities of silicon wafers to meet our planned manufacturing requirements. Further increases in the demand for silicon wafers may cause us to encounter shortages or delays in obtaining adequate supplies of silicon wafers, which could materially and adversely affect our ability to operate at full production capacity and our ability to meet existing and future customer demand, resulting in decreased revenues and loss of customers. Furthermore, increases in prices of polysilicon and silicon wafers have increased and may continue to increase our manufacturing cost, and if we cannot pass such cost increase to our customers, our results of operations could be materially and adversely affected.

Furthermore, partly as a result of the industry-wide shortage, we may, from time to time, face the prospect of a shortage of silicon wafers and late or failed delivery of silicon wafers from our suppliers. We may experience actual shortage of silicon wafers or late or failed delivery in the future for the following reasons, among others. First, the terms of our wafer supply agreements with, or purchase orders to, our third-party suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, and in such cases we may not be able to recover damages fully or at all. Second, other than with Jinglong Group, we generally do not have a history of long-term relationships with suppliers who may be able to meet our silicon wafers needs consistently or on an emergency basis. Third, many of our competitors also purchase silicon wafers from our third-party suppliers and have had longer and stronger relationships with, as well as greater buying power and bargaining leverage over, our suppliers.

If we fail to obtain delivery of silicon wafers in amounts and according to time schedules as agreed with the suppliers, or at all, we may be forced to reduce production or secure alternative sources, which may not provide silicon wafers in amounts required by us or at comparable or affordable prices, or at all. Our failure to obtain the required amounts of silicon wafers on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver our products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient silicon wafers will result in underutilization of our existing and planned production facilities and an increase in our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Our future success substantially depends on our ability to significantly increase our manufacturing capacity, output and sales. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties. In addition, we may not be able to manage our expansion effectively.

Our future success depends on our ability to significantly increase our manufacturing capacity, output and sales. We plan to add four additional solar cell manufacturing lines in Ningjin which we expect to become operational by the end of the third quarter of 2007, each with a rated manufacturing capacity of 25 MW per annum. Our ability to establish or successfully operate our additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	our ability to expand and to operate new manufacturing facilities;

•	our ability to secure adequate supplies of silicon wafers, including our ability to maintain adequate working capital to make prepayments on such supplies;

•

delays and cost overruns associated with the build-out of any additional facilities due to factors, many of which may be beyond our control, such as delays in government approvals, problems with equipment vendors or raw material suppliers and equipment malfunctions and breakdowns;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional manufacturing capacity or increase our manufacturing output, we may be unable to expand our business as planned. If we are unable to carry out our planned expansions, we may not be able to meet customer demand, which could result in lower profitability and a loss in market share. Moreover, we cannot assure you that if we do increase our manufacturing capacity and output we will be able to generate sufficient customer demand for our products to support our increased production levels. In addition, to manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Furthermore, our management will be required to initiate, maintain and expand our relationships with new and existing customers, suppliers and other third parties. We cannot assure you that we are able to improve our operations, personnel, systems, internal procedures and controls to adequately support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond effectively to competitive pressures.

Our senior management has worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our limited operating history and recent additions to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, both our chief financial officer, Mr. Hexu Zhao, and our chief operating officer, Mr. Zhilong Zhang, joined us in July 2006. As a result of these circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business.

There are potential conflicts of interest between us and our largest shareholder, Jinglong BVI.

Jinglong BVI, which is controlled by the shareholders of Jinglong Group, is our largest shareholder. In addition, Mr. Baofang Jin, our chairman of the board of directors, is a shareholder of Jinglong BVI and is also the president of Jinglong Group. Jinglong Group currently provides a number of products and services to us, including silicon wafer supply and real property leases. Our transactions with Jinglong Group are governed by a number of contracts between Jinglong Group and us, the terms of which were negotiated on an arm’s length basis. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Jinglong Group.” However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through the board which could cause us to take actions that may not be in our best interests. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future.

We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our products to a limited number of customers, most of which are module manufacturers based in China. For the year ended December 31, 2006, approximately 41% of our total revenues were derived from sales of our solar cell products to our three largest customers, two of which, Shanghai Chaori Sun Power Technology Development Co., Ltd. and Shanghai Huinong Co., Ltd., were our related parties until August 2006. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Other Related Parties.” In January 2007, we signed our largest long-term customer agreement to date with PowerLight Corporation, or PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which we have agreed to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection of our competitor’s products by one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Because we compete in a highly competitive market and many of our competitors have greater resources than us, we may not be able to compete successfully.

The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. In the global market, our competitors include photovoltaic divisions of large conglomerates, such as BP Solar International Inc., Schott AG, Sharp Corporation, Mitsubishi Electric Corporation and Sanyo Electric Co., Ltd., specialized cell and module manufacturers such as Motech Industries, Inc., E-Ton Solar Tech Co., Ltd., Q-Cells AG, as well as integrated manufacturers of photovoltaic products such as SolarWorld AG. In the Chinese market, we compete with Suntech Power Co., Ltd., China Sunergy Co., Ltd., Solarfun Power Holdings Co., Ltd., Yingli Green Energy Holding Company, Limited and Jiangyin Jetion Science & Technology Co., Ltd. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Many of our competitors are developing or currently producing products based on new photovoltaic technologies, including amorphous silicon, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

If we do not achieve satisfactory yields or quality in our production of solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yields, affect the quality of the product and in some cases, cause production to be suspended or yield products unfit for commercial sale. This often occurs during the production of new products or the installation and start-up of new process technologies or equipment. We plan to expand our solar cell manufacturing facilities in Ningjin by adding four manufacturing lines, each with a rated manufacturing capacity of 25 MW per annum, which we expect to become operational by the end of the third quarter of 2007. As we expand our manufacturing capacity and add additional manufacturing lines or facilities into production, we may experience lower yields and conversion efficiencies initially as is typical with any new equipment or process. We also expect to experience lower yields initially if we modify our manufacturing processes by utilizing thinner wafers. If we do not achieve satisfactory yields or quality, our product costs could increase, our sales could decrease and our relationships with our customers and our reputation could be harmed, any of which could have a material adverse effect on our business and results of operations.

We may face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

As part of our growth strategy, we plan to expand our sales in new and existing markets, including overseas markets. Any international marketing, distribution and sale of our products will expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, we may not be able to successfully expand our business abroad and grow our businesses as we have planned.

If photovoltaic technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.

The solar power market is at a relatively early stage of development and the extent to which solar power products will be widely adopted is uncertain. Market data in the solar power industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for solar power products, including:

•	cost-effectiveness of solar power products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of solar power products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•

fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; and

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down.

The solar power market also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer. If photovoltaic technology proves unsuitable for widespread adoption or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for solar power products in our target markets may not develop or may develop to a lesser extent than we anticipated.

Our failure to further refine our technology and manufacturing processes and develop and introduce new solar power products could render our products uncompetitive or obsolete, and reduce our sales and market share.

The solar power industry is rapidly evolving and becoming more competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. A variety of competing photovoltaic technologies that other companies may develop could prove to be more cost-effective and have better performance than solar power products that we develop. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in photovoltaic technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further refine our technology and develop and introduce new solar power products could render our products uncompetitive or obsolete, and result in a decline in our market share as well as our revenues and profits.

One of the alternative technologies in the production of solar cells is thin film technology, which involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a solar cell. The use of thin film technology in the production of solar cells would significantly reduce the consumption of silicon materials and manufacturing costs. Some universities, research institutions and companies in the solar power industry have devoted resources to the research and development on commercialization of thin film technology in the production of solar cells. New developments in commercialization of thin film technology may render our existing technologies obsolete and our products uncompetitive, which would result in loss in our profitability and market share and could materially and adversely affect our business, financial condition and results of operations.

In addition, any new development or adjustment in the manufacturing processes may affect our ability to maintain our competitive position. For example, we currently only produce monocrystalline solar cells because our wafer supplies are monocrystalline. If our new suppliers provide us with multicrystalline silicon wafers, we believe that we are capable of producing multicrystalline solar cells by making minor adjustments in our manufacturing processes. However, we cannot assure you that we can competitively produce solar cells from multicrystalline silicon wafers. Any failure to refine our manufacturing processes to competitively produce new solar cell products may result in a loss of our market share and revenue, which could materially and adversely affect our business, financial condition and results of operations.

The reduction or elimination of government subsidies and economic incentives could cause our revenue to decline.

We believe that the near-term growth of the market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, depends in a large part on the availability and size of government subsidies and economic incentives. The solar power market is segmented into two main application types: on-grid applications and off-grid applications. The reduction or elimination of government and economic incentives may adversely affect the growth of this market or result in increased price competition, both of which could cause our revenue to decline and materially and adversely affect our business, financial conditions and results of operations.

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, government bodies in many countries, most notably Germany, Spain, Japan and the U.S., have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of feed-in tariffs over time. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Reductions in, or eliminations or expirations of, these governmental subsidies and economic incentives could result in decreased demand for our products and cause our revenue to decline.

In addition, despite governmental subsidies and economic incentives, these countries may from time to time experience a slowdown in demand for photovoltaic products. For example, Germany has recently experienced a significant slowdown in demand for photovoltaic products, which has led to worldwide declines in photovoltaic product shipments, prices and margins. This has had a material adverse effect on the level of growth of our sales and revenues in the months of November and December 2006.

Future increases in the supply of polysilicon, increased competition and other changing market conditions may cause a decline in the demand and average selling prices of solar cells and may potentially increase the level of our earnings volatility and reduce our profitability.

Due to the current shortage of polysilicon, solar cell manufacturers are experiencing over-capacity. However, it is expected that the polysilicon supply constraints will ease in 2008 as silicon producers increase their production. Any significant increase in the polysilicon supply may allow higher utilization of existing and planned solar cell production capacity which could result in significant downward pressure on the average selling prices of solar cells. In addition, increased competition from existing solar cell producers and new market participants as well as changes in other market conditions, such as reduced demand for solar power products in the end user markets, may cause a decline in the demand and average selling prices of solar cells from time to time, as we have experienced since September 2006. Further declines in solar cell demand or selling prices could result in increases in the level of our earnings volatility and reductions in our profitability, which would materially and adversely affect our business, financial condition and results of operations.

An increase in interest rates could make it difficult for end-users to finance the cost of a solar power system and could reduce the demand for our solar cells.

Many of our end-users depend on debt financing to fund the initial capital expenditure required to purchase and install a solar power system. As a result, an increase in interest rates could make it difficult for our end-users to secure the financing necessary to purchase and install a solar power system on favorable terms, or at all and thus lower demand for our solar cells and reduce our net sales. In addition, we believe that a significant percentage of our end-users install solar power systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor’s return on investment in a solar power system, or make alternative investments more attractive relative to solar power systems, and, in each case, could cause these end-users to seek alternative investments.

We obtain certain manufacturing equipment from sole suppliers and if such equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of our equipment used in the manufacture of our solar cell products has been developed and made specifically for us, is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we obtain some equipment from sole suppliers. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production.

Problems with product quality or product performance in our solar cells could result in a decrease in revenue, unexpected expenses and loss of market share.

While we employ quality assurance procedures at key manufacturing stages to identify and resolve quality issues, our solar cells may contain defects that are not detected until after they are shipped or installed. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, lead to returns of, or requests to return our products and significantly affect our customer relations and business reputation. If we deliver solar cells with errors or defects, or if there is a perception that our solar cells contain errors or defects, our credibility and the market acceptance and sales of our solar power products could be harmed.

The success of our business depends on the continuing efforts of our key personnel and our business may be severely disrupted if we lose their services.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel, particularly those with expertise in the solar power industry. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our qualified technical personnel. If we are unable to attract and retain qualified technical personnel, our business may be materially and adversely affected.

We rely heavily on the continued services of our executive officers, including Mr. Huaijin Yang, our chief executive officer, and Dr. Ximing Dai, our chief technology officer. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some or all of our customers. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Each of our executive officers and other key personnel have entered into employment agreements with us, which contain confidentiality and non-competition provisions. However, if any disputes arise between our employees and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.

We seek to protect our proprietary manufacturing processes, documentation and other written materials primarily through intellectual property laws and contractual restrictions. However, we have not obtained patent protection for our technology related to the manufacture of our solar cells. Instead, we rely on trade secrets and other similar protections. We also require employees and consultants with access to our proprietary information to execute confidentiality agreements with us. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;

•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•

enforcement under intellectual property laws in China may be slow and difficult in light of the application of such laws and the uncertainties associated with the PRC legal system. See “— D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenue and to grow our business.

We cannot assure you that infringement of our intellectual property rights by other parties does not exist now or that it will not occur in the future. To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe our intellectual property. Such litigation may be costly and may divert management attention as well as expend our other resources away from our business. In certain situations, we may have to bring suit in foreign jurisdictions, in which case we are subject to additional risks as to the result of the proceedings and the amount of damage that we can recover. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to lose significant rights and pay significant damage awards.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. Also, because patent applications in many jurisdictions are kept confidential for 18 months before they are published, we may be unaware of other persons’ pending patent applications that relate to our products or processes. Our suppliers such as Jinglong Group may also become subject to infringement claims, which in turn could negatively impact our business. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers deferring or limiting their purchase or use of our products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Although a substantial portion of our solar cells are used in products sold outside China, we currently have no intention to apply for any patents outside China. Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.

We do not have, and have not applied for, any patent for our proprietary technologies outside China although we believe a substantial portion of our solar cells are used in products sold outside China. As a result, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which our solar cell products are sold ultimately. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our solar cell products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Changes to existing regulations over the utility sector and the solar power industry may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End users’ purchases of alternative energy sources, including solar power products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our solar power products and make products that use our solar cells less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.

We anticipate that products that use our solar cells and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to products that use our solar cells may result in significant additional expenses to us and end users and, as a result, could cause a significant reduction in demand for our solar cells and the products that use our solar cells.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities, and we are subject to regulations and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations. Under PRC environmental regulations, we are required to obtain a pollutant discharging permit and a safety appraisal, which includes a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, with relevant governmental authorities after we have completed the installation of our manufacturing lines but before the manufacturing lines commence commercial production. We are also required to undergo an environmental protection examination and obtain approval with relevant governmental authority within three months of the launch of trial production and before the manufacturing lines commence full operation. The relevant governmental authorities have the right to impose fines or a deadline to cure any non-compliance, or order us to cease the production if we fail to comply with these requirements.

We obtained the pollutant discharging permit, the safety appraisal and the environmental protection examination and approval only after we had commenced full operation of our manufacturing lines, which was not in compliance with the relevant PRC environmental regulations. We were not imposed any fines, which may be up to RMB 50,000 (US$6,407) under the relevant environmental regulations, or other penalties by or from the environmental authorities for these past non-compliances. However, if we fail to comply with relevant environmental regulations in the future, we may be required to pay fines, suspend production or cease operation. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Any failure by us to control the use of or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.

As with other solar power product manufacturers, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruptions. We do not currently carry any third-party liability insurance against claims relating to personal injury, property or environmental damage arising from accidents on our properties or relating to our operations. Any occurrence of these or other accidents in our operation could have a material adverse effect on our business, financial condition or results of operations.

We are also exposed to risks associated with product liability claims in the event that the use of the solar power products we sell results in injury. Although our solar cell products do not generate electricity without being incorporated into modules or other solar power devices, it is possible that users could be injured or killed by modules or other devices incorporating our solar cells, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of our products in April 2006 and, due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

In addition, the normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions, equipment failures, as well as natural disasters. For example, our manufacturing facilities in Ningjin experienced a scheduled five-day power outage in November 2006 due to an overhaul of the power grid in the Ningjin area. As the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources, and our business and results of operations may be materially and adversely affected.

As we have granted and will continue to grant employee share options to certain of our directors, officers, employees and consultants, our net income will be adversely affected.

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of our share capital to certain of our directors, employees and consultants. On August 21, 2006 and April 3, 2007, we granted options to purchase 1,728,000 and 2,400,000 ordinary shares to certain of our directors, employees and consultants, respectively. In accordance with Statement No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123(R), of the Financial Accounting Standards Board, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005, we are required to account for compensation costs for all share options including share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our 2006 stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. As we have granted and will continue to grant employee share options or other share-based compensation in the future, our net income will be adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and most of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct substantially all of our business through our subsidiary, JingAo Solar Co., Ltd., or JA China, which is a limited liability company established in China. JA China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our operating subsidiary for our cash needs.

We primarily rely on dividends paid to us by our operating subsidiary, JA China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by JA China only out of accumulated profits as determined in accordance with accounting standards and regulations in China. JA China is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. In addition, at the discretion of its board of directors, JA China may allocate a portion of its after-tax profits to its staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Further, if JA China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi from approximately RMB 8.2765 per US$1.00 as of July 21, 2005 to RMB 7.6527 per US$1.00 as of May 25, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a significant portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, as we primarily rely on dividends paid to us by our operating subsidiary, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we have received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

In addition, an appreciation in the value of the Renminbi against foreign currencies could make our solar cells more expensive for our international customers as well as reduce the competitiveness of our PRC customers in the international market, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with these companies.

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds we have received from our initial pubic offering to make loans or additional capital contributions to our PRC operating subsidiaries.

Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, JA China, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by JA China under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. To utilize the proceeds of our initial public offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

We may also finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds we have received from our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises or FIEs established in the PRC are generally subject to an enterprise income tax rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. Our operating subsidiary, JA China, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33.0%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the Income Tax Law and the related implementing rules, foreign-invested enterprises engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC enterprise income taxes starting from the year they become profitable, and a 50% tax reduction for the three years thereafter. As a result, we expect that JA China will be entitled to a two-year enterprise income tax exemption for 2006 and 2007, and will receive a 50% enterprise income tax reduction for 2008, 2009 and 2010.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law would impose a unified income tax rate of 25.0% on all domestic enterprises and foreign-invested enterprise unless they qualify under certain limited exceptions. The new tax law provides for a 5-year transition period for FIEs, during which they are permitted to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. As such, the new tax law will not affect the preferential tax treatment enjoyed by JA China during the 5-year transition period.

When our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA China will increase significantly, and any increase of JA China’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax benefits currently available to us.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. We believe our shareholders who are PRC residents as determined by the relevant branch of SAFE have registered with the relevant branch of SAFE with respect to their investments in us and our acquisition of their interests in JA China as currently required. However, we cannot provide any assurances that their existing registrations have fully complied with, and they will make necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by these SAFE circulars. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject these PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’ ability to distribute dividends to our company.

As it is uncertain how SAFE will interpret or implement its circular, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our business and prospects.

A new PRC rule on mergers and acquisitions may affect our future business growth through acquisition of complementary business.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the “New M&A Rule,” which became effective on September 8, 2006. The New M&A Rule purports, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of

Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers, our potential customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other photovoltaic technology companies;

•	addition or departure of our executive officers and key research personnel;

•	fluctuations in the exchange rate between the U.S. dollar and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we have 138,270,000 ordinary shares outstanding, including 51,750,000 ordinary shares represented by 17,250,000 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period beginning from February 6, 2007 and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) August 21, 2007, the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day lock-up period, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are sold into the market either prior to or after the expiration of the lock-up period, the market price of our ADSs could decline.

Our second amended and restated articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our second amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs will be governed by our second amended and restated articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We commenced our business in May 2005 through JingAo Solar Co., Ltd., or JA China, a limited liability company established in China. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating JA Development Co., Ltd., or JA BVI, in the British Virgin Islands in July 2006. JA BVI acquired all of the equity interests in JA China through a series of transactions that have been accounted for as a recapitalization. In particular, JA BVI paid US$15 million to JA China’s former shareholders in proportion to their percentage of ownership in JA China before the recapitalization to acquire all of the equity interests of JA China, and the former shareholders of JA China contributed US$6.75 million to JA BVI’s capital also in proportion to their percentage of ownership in JA China. As a result, the percentage of common share ownership before and after the recapitalization remained the same. The net effect of the US$15 million payment and the US$6.75 million contribution is a return of capital of US$8.25 million to the former shareholders of JA China, which was accounted for as a net return of capital to shareholders with a charge to additional paid-in-capital in September 2006.

We undertook a restructuring by incorporating JA Solar Holdings Co., Ltd., or JA Solar, in the Cayman Islands as our listing vehicle, followed by JA Solar’s issuance of shares to all existing shareholders of JA BVI in exchange for all of the shares that these shareholders held in JA BVI. Upon completion of the restructuring in August 2006, JA BVI became a wholly-owned subsidiary of JA Solar, and JA Solar became our ultimate holding company.

In November 2006, we established our subsidiary in Shanghai, Shanghai JA Solar Technology Co., Ltd., or JA Shanghai, in the form of a Sino-foreign joint venture limited liability company that is 43.75% owned by JA China and 56.25% owned by JA BVI. In April 2007, JA BVI and JA China entered into a share transfer agreement, under which JA BVI acquired JA China’s 43.75% equity interest in JA Shanghai and became the sole shareholder of JA Shanghai.

In April 2007, we incorporated a subsidiary in California, U.S.A., JA Solar USA Inc., which is wholly-owned by JA BVI, to engage in marketing activities and after-sales services in the U.S.

The following diagram illustrates our corporate structure, the place of formation and the ownership interests of our subsidiaries as of the date of this annual report.

Our principal executive offices are located at Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, the People’s Republic of China. Our telephone number at this address is (86) 319-580-0760 and our fax number is (86) 319-580-0754.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.jasolar.com. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

See “Item 5. Operating and Financial Review and Prospects — C. Liquidity and Capital Resources — Capital Expenditures” for a description of our principal capital expenditures since our inception of business.

B. BUSINESS OVERVIEW

Overview

We are an emerging and fast-growing manufacturer of high-performance solar cells based in China. We use advanced processing technologies to produce high quality solar cells. We sell our products to solar module manufacturers who assemble and integrate our solar cells into modules and systems that convert sunlight into electricity. We currently sell our products to customers primarily in China, and we have sold our products to customers in Germany, Sweden, Spain, South Korea and the United States. We have recently entered into customer agreements for the supply of our solar cells with a number of new customers, including PowerLight Corporation, a wholly-owned subsidiary of SunPower Corporation, Crown Renewable Energy, LLC, and Canadian Solar Inc. We believe that our current customer agreements cover the majority of our planned production for 2007.

We have technical expertise for solar cell production, established supplier relationships and scalable low-cost manufacturing capabilities. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.0% to 16.5%, and the highest conversion efficiency rate achieved by our monocrystalline solar cells to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Sciences.

Access to supplies of silicon wafers, the most important raw material for manufacturing solar cells, is crucial to the success of solar cell manufacturers, including us. We purchase almost all of our wafer supplies from Jinglong Group, which is owned by the shareholders of our largest shareholder, Jinglong BVI. Jinglong Group is the largest producer and supplier of monocrystalline wafers in China with more than ten years’ operating history in the silicon processing business. We have entered into a long-term supply agreement with Jinglong Group with an initial term of 54 months starting in July 2006. We believe we have contractually secured an adequate supply of silicon wafers from Jinglong Group to meet a large portion of our anticipated production needs for 2007. We have also entered into a 31-month wafer supply agreement with ReneSola in September 2006 and a 54-month wafer supply agreement with M.SETEK in December 2006, and are in discussions with other potential suppliers to secure additional supplies of silicon wafers to meet our remaining anticipated production needs for 2007 and beyond. We believe our China-based operations allow us to lower our operating costs and expand our manufacturing facilities efficiently relative to solar cell producers located in higher cost locations.

We were established in May 2005 and commenced commercial operations in April 2006 with the opening of our first solar cell manufacturing line located in Hebei province which has a rated manufacturing capacity of 25 MW per annum. With our experienced technical and production teams, we reached full production capacity on our first manufacturing line in July 2006. We installed two additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum in the same facilities, which became fully operational in October 2006 and resulted in us having a total rated manufacturing capacity of 75 MW per annum. We plan to construct four additional manufacturing lines in our current facilities in Ningjin to increase our total rated manufacturing capacity to 175 MW per annum by the end of the third quarter of 2007. Since commencement of commercial operations, our monthly production output has grown from approximately 0.6 MW in April 2006 to approximately 6.4 MW in December 2006.

We became profitable within three months after we commenced commercial operations in April 2006. We generated revenues of RMB 696.5 million (US$89.25 million) and net income of RMB 128.4 million (US$16.45 million) in the year ended December 31, 2006.

Our Products

We are focused on solar cell design and manufacturing, a stage in the solar power industry value chain that we believe has a significant amount of technology value added which results in higher profit potential and higher barriers of entry. We design, manufacture and market high-performance solar cells, which are made from specially processed silicon wafers and convert sunlight into electricity through a process known as the photovoltaic effect. Solar cells are the key components of solar modules.

We currently produce only monocrystalline solar cells because all our silicon wafer supplies are monocrystalline. Monocrystalline cells are generally more efficient than multicrystalline cells, but costs of monocrystalline wafers are generally higher than multicrystalline wafers. If we determine that business conditions warrant switching some or all of our production to multicrystalline solar cells, we believe that we will be able to produce multicrystalline solar cells with minor adjustments to our manufacturing process. We are currently in discussion with a potential supplier which may supply us with multicrystalline silicon wafers with a larger format than our current wafer supplies. From April 2006 to December 2006, we sold a total of approximately10.9 million 125 mm × 125 mm solar cells with a total power output of approximately 26.2 MW.

Product Features

Efficiency, format and cell thickness are the most important properties in determining production costs and sale price of solar cells.

•

Cell Efficiency: Cell efficiency refers to the ratio of the maximum power output of electric energy released and the light received. A cell with a higher degree of efficiency (having the same format) generates more electricity. Efficiency is a key determinant for sale price and therefore affects the profitability margins of the manufacturer. Our monocrystalline solar cells have generally achieved efficiency levels in the range of 16.0% to 16.5%. The highest efficiency level achieved with cells produced by us to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Sciences. Cell efficiency is affected by the following factors:

•

Wafer Quality: The quality of the wafer from which a cell is produced is of significant importance for the processing and the efficiency of cells. Our principal wafer supplier, Jinglong Group, which is the largest silicon wafer producer in China, has been supplying us with silicon wafers which we believe are of stable and consistent quality and contribute to optimizing our cell efficiency. We have also formed a cooperative relationship with Jinglong Group to provide technical support to ensure and improve the quality of their wafers.

•

Manufacturing Process: We believe that we have developed and implemented advanced and proprietary manufacturing processes in our production facilities. For example, we use special techniques in the diffusion process in order to fabricate high-performance cells with improved cell efficiency. In addition, we have a well-trained maintenance team that continuously monitors each step of our manufacturing process. We believe that this monitoring system has helped us maintain consistency and uniformity in the solar cells we produce and overall improved our cell efficiency, as well as helped us minimize the down-time of our manufacturing lines.

•

Format: The larger the format of a cell, the greater its power output (having the same efficiency). Accordingly, larger cells (having the same efficiency) can be sold for a higher price. On the other hand, a larger format generally results in increased breakage rates and higher material cost per watt. We currently only produce solar cells with a format of 125 mm × 125 mm with maximum power of 2.60 watts and an optimum operating voltage of 0.62v because of the uniform size of the wafers we obtain from our suppliers. We are capable of producing different sizes of solar cells by making minor adjustments to the equipment used in our manufacturing lines.

•

Cell Thickness: The thinner a cell, the less polysilicon is generally needed for its production. This facilitates a cost reduction per cell and the production of more cells from a given amount of polysilicon. However, thinner cells also tend to be more fragile and have higher breakage rates. One of our research and development projects is focused on refining process technologies for ultra-thin wafers. The average thickness of the silicon wafers from our suppliers is in the range of 210-230 microns. We are capable of processing silicon wafers that are as thin as 180 microns.

Manufacturing

Manufacturing Capacity and Facilities

We believe we are a low-cost solar cell producer. Our China-based production facilities have provided us with access to low-cost utilities, rent and labor. In addition, our facilities are adjacent to Jinglong Group’s silicon ingot and silicon wafer production bases, which enables us to efficiently manage our inventory and minimize transportation costs. We currently have manufacturing facilities in Ningjin, Hebei and intend to expand our Ningjin facilities to meet our current and foreseeable future production requirements.

The table below sets forth certain information regarding our current and planned manufacturing capacity in our Ningjin, Hebei manufacturing facilities:

Operating manufacturing capacity			Planned manufacturing capacity
Facilities location	Rated manufacturing capacity per annum (in MW)	Commencement date of commercial production	Facilities location	Rated manufacturing capacity per annum (in MW)	Commencement date of commercial production
Ningjin, Hebei	25 50	March 2006 August 2006	Ningjin, Hebei	100	3rd Quarter of 2007*

Total	75		Total	100

*	Estimated commencement date of operation.

Manufacturing Facilities in Ningjin, Hebei

Our current manufacturing facilities are located in Ningjin, Hebei, where we have three fully-operational solar cell manufacturing lines. We commenced commercial production on our first manufacturing line with a rated manufacturing capacity of 25 MW per annum in March 2006 and made our first commercial shipment in April 2006. In July 2006, we were able to operate our first manufacturing line in its full capacity. The other two manufacturing lines commenced commercial production in August 2006 and became operational on their full capacity in October 2006. We produced approximately 269,372, 412,849, 576,401, 832,534, 1,233,288, 1,897,711, 2,372,669, 2,109,337 and 2,713,655 solar cells in the format of 125 mm × 125 mm, which are equivalent to 0.6 MW, 1.0 MW, 1.4 MW, 2.0 MW, 3.0 MW, 4.5 MW, 5.6 MW, 5.0 MW and 6.4 MW in April, May, June, July, August, September, October, November and December 2006, respectively. Our average wafer breakage rate was approximately 1.6%, 2.0%, 1.9%, 2.0%, 2.5%, 2.6%, 2.4%, 1.5%, 1.2%, in April, May, June, July, August, September, October, November and December 2006, respectively, and approximately 2.0% for these nine months. Increased average wafer breakage rates in August, September and October 2006 were related to the ramping up of production of our second and third manufacturing lines. In March 2007, we decided to add four additional manufacturing lines in our Ningjin, Hebei facilities, each with a rated manufacturing capacity of 25 MW per annum, which are expected to commence commercial operations by the end of the third quarter of 2007.

For our manufacturing facilities in Ningjin, Hebei, we lease from Jinglong Group real property with an aggregate of approximately 25,000 square meters for our offices, research and development laboratories, manufacturing facilities, and warehouses for a term of four years starting from July 1, 2006. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Jinglong Group — Lease Agreement for Ningjin Facilities.”

Manufacturing Process

We use a semi-automated manufacturing process to lower our operating costs and capital expenditure. We intend to optimize automation and manual operations in our manufacturing process to take advantage of our location in China, where the costs of skilled labor and engineering and technical resources tend to be lower than those in developed countries. The following provides a brief overview of the most important steps in our solar cell manufacturing process:

•

Texturing and cleaning: The solar cell manufacturing process begins with texturing of the surface of wafers which reduces the solar cell’s reflection of sunlight, followed by surface cleaning of the cells. The texturing process for multicrystalline wafers is slightly different from that for monocrystalline wafers. However, we believe we are capable of producing multicrystalline solar cells by making certain minor adjustments in our texturing process.

•

Diffusion: Next, through a thermal process, a negatively charged coating is applied to the positively charged raw wafers in a diffusion furnace. At the high furnace temperature, the phosphorous atoms diffuse into the wafer surface. As a result, the wafer now has two separate layers — a negatively charged layer on the surface and a positively charged layer below it.

•

Isolation: To achieve a clean separation of the negative and positive layers, the edges of the wafers are isolated through etching, a process that removes a very thin layer of silicon around the edges of the solar cell resulting from the diffusion process.

•	Anti-reflection coating: We then apply an anti-reflection coating to the front surface of the solar cell to enhance its absorption of sunlight.

•

Printing: In a screen printing process, we print silver paste and aluminum paste to the front and back surfaces of the solar cell, respectively, to act as contacts, with the front contact in a grid pattern to allow sunlight to be absorbed.

•

Co-firing: Subsequently, contacts are connected through an electrode firing process in a conveyor belt furnace at high temperature. The high temperature causes the silver paste to become embedded in the surface of the silicon layer forming a reliable electrical contact. The aluminum paste on the back of the cell serves as a mirror for particles, further enhancing the efficiency level.

•

Testing and sorting: Finally, we complete the manufacturing of solar cells by testing and sorting. The finished cells are sorted according to efficiency levels and optical criteria. Each cell is tested and subsequently assigned to a performance and quality class depending on the testing results.

Production Equipment

The major manufacturing equipment for solar cell production includes texturing machines, diffusion furnaces, edge isolators, wafer cleaning machines, coating systems, contact printers, co-firing machine and sorting machines. We purchase our equipment from various recognized equipment manufacturers in China, the United States and Europe. We have close relationships with the world’s leading equipment manufacturers in the solar power industry and work closely with selected equipment manufacturers to develop and build our solar cell manufacturing lines. In addition, we have developed technical specifications for the design of certain equipment and engaged manufacturers to construct the equipment in accordance with our specifications. This custom-made equipment is manufactured locally and used to substitute for certain equipment that we would otherwise be required to import from overseas at a higher cost. Our technical team is responsible for overseeing the installation of the manufacturing lines to ensure that the interaction between the various individual components and the entire production process is optimized.

Raw Materials and Utilities

Silicon wafers are the most important raw materials for producing solar cells. Given the current industry-wide shortage of polysilicon supply, securing an adequate supply of silicon wafers is of key significance for us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.” Other than silicon wafers, raw materials for manufacturing solar cells include auxiliary materials such as metal pastes, chemicals and gases. For these auxiliary materials, we choose our suppliers through a bidding process based on the quality of their materials and the competitiveness of their pricing terms. We seek to maintain active relationships with multiple suppliers for each of these auxiliary raw materials, and we believe we can readily find alterative sources of supply on terms acceptable to us if any of our current suppliers can not meet our requirements.

Silicon Wafers

The success of our business and our growth strategy depend heavily on securing sufficient supply of silicon wafers to meet our existing and planned production capacity. We currently have a long-term silicon wafer supply agreement with Jinglong Group, which has been able to meet our wafer requirements. In addition, we also obtain supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots or polysilicon for us. To meet our growing production capacity, we are in active discussions with polysilicon and silicon wafer suppliers both from overseas and in China to secure medium- to long-term supply contracts. In order to meet a portion of our raw material requirements, we are also in active discussions with potential OEM customers who have their own wafer supplies to enter into supply arrangements with them. Under these arrangements, we would obtain silicon wafer supplies from these customers, and would be obligated to sell to these customers all or a substantial portion of the solar cells manufactured with these wafers. We believe through our supply agreement with Jinglong Group and other potential arrangements under discussion, we will be able to secure an adequate supply of silicon wafers to meet our production needs for 2007. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We currently depend on Jinglong Group for the supply of our silicon wafer requirements. If Jinglong Group fails to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue.”

Long-term Supply Agreement with Jinglong Group

We currently acquire almost all of our silicon wafers requirements from Jinglong Group, which is owned by the shareholders of Jinglong BVI, our largest shareholder. Jinglong Group is China’s largest producer and supplier of monocrystalline silicon wafers with more than ten years’ operating history in the silicon processing business and currently has a capacity of producing approximately 4.3 million 125 mm × 125 mm wafers per month. Jinglong Group currently has 136 self-made monocrystalline silicon furnaces and 28 wafer-cutting machines. For the year ended December 31, 2006, Jinglong Group estimated that it produced an average of approximately 3.0 million 125 mm × 125 mm wafers per month. Jinglong Group has also advised us that it has had an established relationship with Hemlock, the world’s largest supplier of polysilicon, and has obtained polysilicon through Hemlock’s distributor since 2000. Through the same distributor, Jinglong Group procured approximately 250 tonnes of polysilicon from Hemlock in 2006. Jinglong has advised us further that based on its arrangements with Hemlock and other long-term suppliers; it expects to procure not less than 600 tonnes of polysilicon per annum in each of 2007 and 2008 and not less than 900 tonnes of polysilicon per annum in 2009. In addition, Jinglong Group also sources polysilicon supplies from the spot market and other suppliers.

In July 2006, we entered into a long-term silicon wafer supply agreement with Jinglong Group, which, among other things, provides that:

•

we have a right to purchase silicon wafers from Jinglong Group on a long-term basis and Jinglong Group will take all necessary actions to meet our silicon wafer requirements, including securing sufficient raw materials for their wafer production. Jinglong Group supplied us with approximately 2.7 million wafers per month from October 2006 to April 2007 and has agreed to supply us with not less than 4.0 million silicon wafers per month for the remaining months of 2007;

•

the silicon wafers we purchase from Jinglong Group will be priced on terms at least as favorable to us as the market price that we may obtain from third-party suppliers for similar products, plus a reasonable commercial discount based on our long-term demand and the payment arrangement;

•	at our request, Jinglong Group will use its best efforts to assist us in securing additional supplies of silicon wafers, including those made available to Jinglong Group from third parties;

•

Jinglong Group agrees to expand its wafer manufacturing capacity and take an active role in the expansion plan of its raw material supplier to meet our additional requirements when we carry out our planned capacity expansion;

•	the purchase price will be settled on a monthly basis, and we must pre-pay 30% of the estimated total monthly purchase price for the next month;

•

should Jinglong Group fail to make the delivery in a timely manner, Jinglong Group will be liable for damages in an amount of 0.3% of the aggregate price of the subject purchase order for each day in default and compensate us for any related losses incurred by us. If Jinglong Group fails to cure the late delivery breach within 30 days after the agreed delivery date, we will have the right to cancel such order and/or terminate this agreement and claim damages against Jinglong Group for any losses incurred by us as a result of the breach, including the loss of our expected profits; and

•	the agreement will be effective until December 31, 2010 and, unless any party objects, it will be automatically renewed for three additional years upon expiration in 2010.

Long-term Supply Agreements with Others

In September 2006, we entered into a 31-month wafer supply agreement with ReneSola, under which it has agreed to supply us 300,000 wafers per month from June 2007 to December 2007 and increased monthly amounts in 2008 and 2009 to be further agreed by ReneSola and us. Under the terms of the agreement, we were required to make a prepayment of RMB 32.1 million, representing 30% of the agreed total payments of RMB 107.1 million for wafer supplies to be delivered in 2007 and we made this prepayment in January 2007. The prepayment will be applied on a pro rata basis to deliveries of wafer supplies with the remaining balance on each shipment due within one week of delivery. The unit price for 2008 and 2009 will be further agreed by the parties. ReneSola is subject to a weekly 1% penalty for late delivery and we are subject to a weekly 1% penalty for late payment, however, such penalties cannot exceed 1% of the total value of goods in a particular month.

In December 2006, we entered into a 54-month wafer supply agreement with M.SETEK, under which it has agreed to supply to us 100,000 wafers per month from July 2007 to December 2007, 500,000 wafers per month from January 2008 to June 2008, 1,500,000 wafers per month from July 2008 to June 2009 and 3,000,000 wafers per month from July 2009 to December 2011. Our agreement with M.SETEK will only become effective upon the prepayment by us of US$100 million in the second quarter of 2007. We intend to use US$100 million of the net proceeds of our initial public offering to make the prepayment under our agreement with M.SETEK. We have been advised by M.SETEK that it will use our prepayment to satisfy a portion of its capital expenditure requirements in connection with the expansion of its polysilicon and wafer production capacity in Japan. Although we believe M.SETEK is not a related party, our chairman, Baofang Jin, is an indirect shareholder and the general manager of M.SETEK’s joint venture in China, Ningjin Songgong. The unit price is set at US$5.00 per wafer for July 2007 to December 2007 and will be renegotiated on an annual basis based on market conditions. M.SETEK has agreed to credit future invoices US$1.00 against our US$100 million prepayment for each of the first 100 million silicon wafers it will deliver to us, regardless of any future price adjustments above or below the initial unit price of US$5.00 per wafer. M.SETEK is subject to a monthly 0.5% penalty for late delivery and we are subject to a monthly 0.5% penalty for late payment. We may terminate the agreement if M.SETEK fails to deliver the required quantity, or if the quality of the wafers fails to meet agreed upon quality standards and M.SETEK fails to remedy such failure within sixty days of receiving notice from us. M.SETEK may terminate the agreement if we fail to remedy a late payment within sixty days of receiving notice from M.SETEK. We are currently assessing the credit risk associated with the payment and will make the prepayment after our assessment. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers from M.SETEK, Jinglong Group and other existing and new suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

Utilities

We consume a significant amount of electrical power and water in our production of solar cells. To operate at full capacity three manufacturing lines with a total rated manufacturing capacity of 75 MW per annum, we, on average, consume approximately one million kilowatts of electricity and 10,000 cubic meters of high-purity water per month. We currently process and use the underground water in Ningjin to meet our high-purity water requirements, and we have obtained permits from the relevant PRC governmental authority for our water usage.

Quality Assurance and Certifications

Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance to ensure the high quality of our solar cell products. During the manufacturing process, we continuously monitor the quality of our products in process by following procedures including: (i) automatic monitoring and sorting system based on measurement of the efficiency level, breakage rate, and purity level of our solar cell products and (ii) manual inspection of the surface outlook of solar cells. If any of our solar cell products is damaged, defective, or does not meet other quality standards, it will be sorted out during the monitoring process.

We believe that we have a strong equipment maintenance team with well-trained personnel to oversee the operation of our manufacturing lines to avoid any unintended interruption, and to minimize the regular down time, of such manufacturing lines. To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with continuous job training.

Research and Development

We believe one of our strengths is that we have an experienced and committed research and development team with key members who are our founding shareholders and executive officers. Upon our formation, we acquired proprietary technical know-how related to the commercial production process of solar cells from Australia PV Science & Engineering Co., which was wholly-owned by Dr. Ximing Dai, as part of its capital contribution to us within an implied value of RMB 9.0 million (US$1.2 million). Dr. Dai is a senior photovoltaic scientist and has been our chief technology officer since our inception of business, and under her supervision and leadership, our research and development team has been focused on improving the processing technology that we have acquired from Australia PV Science & Engineering Co. as well as developing other process technologies for production of solar cells that could increase conversion efficiency and other qualities of solar cells and reduce production costs.

We have significantly improved our solar cell fabricating process technologies since our commencement of production in April 2006, including improvements in each of the following processing steps. These technological improvements have resulted in us having increased cell conversion efficiencies for silicon wafers of different types and qualities and improved production yields on our manufacturing lines.

•

Texturing. We have introduced a new process formula to the texturing process. As a result, the nucleation of pyramids has been improved and the repetition of texturing quality in our production lines has been more reliable;

•

Diffusion. We have modified our diffusion process and introduced a new processing technology to reduce the defects and surface damage created during the process, which, in turn, has resulted in an improvement to the lifetime of the processed wafers; and

•

Drying and Firing. We have designed new drying and firing conditions for the metal pastes. The new conditions allow solar cells to have a good back surface field, ohmic contacts and low “bow.” The low “bow” may significantly reduce wafer breakage during automatic soldering when manufacturing modules.

We intend to continue to focus our research and development efforts on improving and developing processing technologies for production of solar cells aimed at increasing solar cell conversion efficiency and other qualities as well as reducing production costs, including one or more of the following projects and topics:

•

“Selective Emitter” Structure. We intend to develop a novel diffusion approach to form a “selective emitter” structure on the front surface of the cells, which will simplify the manufacturing process sequence and make it suitable for commercialization. This technique is expected to lead to improved cell efficiency in excess of 20% for monocrystalline silicon wafer.

•

Screen-printing N-Type Solar Cells. To achieve a stabilized cell performance and eliminate front surface shading loss, we intend to develop screen-printing n-type solar cells using thinner wafer and simple process sequences, which are expected to reduce production costs and improve cell efficiency.

•

Ultra-thin Wafer Industrial Manufacturing. To refine our techniques used in the processing of ultra-thin wafers, we plan to study the stress and defect rates of wafers in each stage of the manufacturing process in order to control wafer breakage.

•

Quality Control Techniques. We intend to develop enhanced techniques to be applied in the quality control of our products and manufacturing lines, including characterization of product performance, in-line diagnostics, and methods to control production yield, product durability and reliability.

•

Thin-film Material Solar Cells. We intend to develop polycrystalline silicon-based thin-film materials to be deposited on non-silicon based substrates, which will significantly reduce the consumption of silicon materials and production costs.

•

Multicrystalline Screen-printing Silicon Solar Cells. We intend to research on different approaches to improve the electronic quality of the multicrystalline silicon substrate and to enhance the efficiency of multicrystalline screen-printing silicon solar cells.

As of December 31, 2006, our research and development team comprised 16 specialists including three photovoltaic technology experts, five researchers and eight research assistants. We plan to build our research and development center in Shanghai from the proceeds of our initial public offering.

Markets and Customers

We sell our solar cells principally to solar module manufacturers, which will assemble and integrate our products into modules and systems. In terms of revenues for the year ended December 31, 2006, our ten largest customers, were Shanghai Chaori Solar Energy Co., Ltd., Shanghai Huinong Co., Ltd., Zhejiang ERA solar Technology Co., Ltd. Wuxi Jiacheng Solar Technology Co., Ltd., Zhangjiagang Yongneng (Sun Link PV), Canadian Solar Inc., Huangming Solar, Ningjin Sun New Energy Co., Ltd., Shanghai Rentong, Wuxi Guofei Green Power Source Co., Ltd. We have entered into long-term customer agreements or framework agreements with a number of customers and potential customers and believe that our current customer agreements cover the majority of our planned production for 2007. In January 2007, we signed our largest long-term customer agreement to date with PowerLight Corporation, a wholly-owned subsidiary of SunPower Corporation, under which we are to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. In January 2007, we also signed a long-term sales agreement with Crown Renewable Energy, LLC, under which we have agreed to supply Crown Renewable Energy a total of 45 MW of solar cells through the end of 2009. In April 2007, we entered into an agreement with Canadian Solar Inc. for the delivery of solar cells valued at approximately of US$ 50 to 60 million in 2007.

We currently sell a substantial portion of our products to module manufacturers based in China. For the year ended December 31, 2006, approximately 97% of our total sales revenue was made to customers based in China and sales to our three largest customers represent approximately 41% of our total revenues, of which two were our related parties until August 2006 and sales to them accounted for approximately 33% of total revenues. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Other Related Parties.”

Since we commenced commercial production in April 2006, we have expanded and diversified our customer base, which has increased from a total of ten customers as of June 30, 2006 to approximately 62 customers as of December 31, 2006. In addition, while our direct sales to overseas customers only accounted for approximately 3% of our total sales revenue for the year ended December 31, 2006, we have sold our products to customers in Germany, Sweden, Spain, South Korea and the United States. With the expected commencement of additional manufacturing lines in our Ningjin facilities by the end of the third quarter of 2007, we expect to further expand and diversify our customer base. We believe the end-users of our solar cell products are mostly in Europe, including Germany and Spain.

Sales and Marketing

Our sales and marketing strategy is to capitalize on the prevailing global supply shortage of solar cells and selectively and quickly expand our customer base to include some established players in the global solar power industry. We currently focus on establishing long-term relationships with some existing customers to develop a loyal customer base. We also plan to expand our sales into selected overseas markets, including Germany, Sweden, Spain, South Korea and the United States. Our chief executive officer, Mr. Huaijin Yang, is directly responsible for developing sales and marketing strategies.

We sell our products to module manufacturers and overseas primarily through a team of five sales and marketing personnel. Our customers will supply modules assembled from our solar cells to end-users both in China and overseas. The end-users of our solar cell products are mostly in Europe, including Germany and Spain. We are actively working to expand our sales and distribution channels by selectively adding more sales and marketing personnel.

Intellectual Property

We currently do not own any registered intellectual property rights and we rely on trade secrets and other similar protections. Our chief technology officer, Dr. Ximing Dai, developed a process technology for production of solar cells and has contributed the technology through her wholly-owned company, Australia PV Science & Engineering Co., to us with an implied value of RMB 9.0 million (US$1.2 million) as part of her equity investment in us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.”

Competition

The solar power market is intensely competitive and rapidly evolving. In the global market, our competitors include photovoltaic divisions of large conglomerates, such as BP Solar International Inc., Schott AG, Sharp Corporation, Mitsubishi Electric Corporation, and Sanyo Electric Co., Ltd., specialized cell and module manufacturers such as Motech Industries, Inc., E-Ton Solar Tech Co., Ltd. and Q-Cells AG, as well as integrated manufacturers of photovoltaic products such as SolarWorld AG. In the Chinese market, we compete with Suntech Power Co., Ltd., China Sunergy Co.,Ltd., Solarfun Power Holdings Co., Ltd., Yingli Green Energy Holding Company, Limited and Jiangyin Jetion Science & Technology Co., Ltd. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our competitors are developing or currently producing products based on new solar technologies, including amorphous silicon, ribbon and nano technologies. These new technologies have certain advantages over the crystalline technologies that we currently use because the production process using the new technologies often can be integrated in a shorter and simpler process and require less silicon materials for production. As a result, our competitors using or developing these new technologies believe these technologies will ultimately cost the same as or less than the cost of crystalline technologies similar to ours, on a cost per watt basis. At present, however, we believe our products have higher efficiencies and longer lifetimes compared to products produced using these competing technologies. Our 125 mm x 125 mm monocrystalline wafers generally achieve conversion efficiency rates in the range of 16.0% to 16.5%, have an expected life of more than 20 years. On the other hand, the ribbon technologies on the market launched commercially currently achieve conversion efficiency rate at about 11% with cell sizes limited to 100-125 square centimeters; and commercial application of amorphous technologies have been on products with approximately 5% conversion efficiency. Nano technologies, which are not yet commercialized, are also expected to have close to 5% conversion efficiency.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and, in some cases, longer operating histories provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Because we compete in a highly competitive market and many of our competitors have greater resources than us, we may not be able to compete successfully.”

C. ORGANIZATIONAL STRUCTURE

For a description of our organizational structure, See “Item 4. Information on the Company — A. History and Development of the Company.”

D. PROPERTY, PLANT AND EQUIPMENT

We lease our manufacturing facilities from Jinglong Group and own the equipment relating to our business activities. For a description of our manufacturing facilities, manufacturing capacities, manufacturing process and production equipment, See “ — B. Business Overview — Manufacturing.”

Environmental Matters

We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our research and development and manufacturing process. We are subject to regulation and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations. Under PRC environmental regulations, we are required to obtain a pollutant discharging permit and a safety appraisal, which includes a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, with relevant governmental authorities after we have completed the installation of our manufacturing lines but before the manufacturing lines’ commercial production. We are also required to undergo an environmental protection examination and obtain approval with relevant governmental authority within three months of the launch of trial production and before the manufacturing lines commence full operation. The relevant governmental authorities have the right to impose fines or a deadline to cure any non-compliance, or order us to cease the production if we fail to comply with these requirements.

We have obtained the pollutant discharging permit, the safety appraisal and the environmental protection examination and approval. However, the timing when we received these permits and approvals was after we commenced full operation on our manufacturing lines, which was not in compliance with the relevant PRC environmental regulations. We were not imposed any fines, which may be up to RMB 50,000 (US$6,407) under the relevant environmental regulations, or other penalties by or from the environmental authorities for these past non-compliances. However, if we fail to comply with relevant environmental regulations in the future, we may be required to pay fines, suspend production or cease operation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.”

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment, facilities, and inventories (raw materials and products). These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to a total of approximately RMB 228 million as of December 31, 2006. We also maintain corporate accident health insurance in the amount of RMB 2.9 million as of December 31, 2006. We consider our insurance coverage to be consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.” We paid an aggregate of approximately RMB 678,411 in insurance premiums for the year ended December 31, 2006.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations are based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

A. OPERATING RESULTS

Overview

We are an emerging and fast-growing manufacturer of high-performance solar cells based in China. We conduct our business primarily through our indirectly wholly-owned subsidiary JingAo Solar Co., Ltd., or JA China, and operate and manage our business as a single segment. We commenced our business through JA China in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA China transferred their equity interests in JA China to JA Development Co., Ltd., or JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

We derive revenues primarily from sales of solar cells to solar module manufacturers. We made our first commercial shipment in April 2006 from our first solar cell manufacturing line located in Ningjin, Hebei province, which has a rated manufacturing capacity of 25 MW per annum. By the end of July 2006, our first solar cell manufacturing line was operating at its full capacity. We have installed two additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum in the same facilities, which became fully operational in October 2006 and resulted in us having a total rated manufacturing capacity of 75 MW per annum. We generated revenues of RMB 696.5 million (US$89.2 million) and net income of RMB 128.4 million (US$16.5 million) for the year ended December 31, 2006.

We have an extremely limited operating history, which may not provide a meaningful basis to evaluate our business. You should consider the risks and difficulties frequently encountered by early-stage companies, such as us, in new and rapidly evolving markets, such as the solar power market. Recent growth in our results of operations should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.

Factors Affecting our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Demand for solar cells is critical to our business and revenue growth. The solar power market has experienced significant growth in the past few years. The global solar power market, as measured by both annual solar power system installations and solar power industry revenues, increased significantly in the past decade. Despite the rapid growth, solar power industry may have significant growth potential due to its advantages over other forms of electricity generation and because it still constitutes only a small portion of the world’s energy output.

Capacity Expansion

We have been expanding our manufacturing capacity since inception, and we intend to further expand our manufacturing capacity by constructing more manufacturing lines. We commenced commercial production of our first solar cell manufacturing line located in Ningjin, Hebei province with a rated manufacturing capacity of 25 MW per annum in April 2006. With our experienced technical and production teams, we were able to achieve full manufacturing capacity in July 2006. We have installed two additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum in the same facility, which became fully operational in October 2006. We plan to expand our manufacturing facilities in Ningjin by adding four manufacturing lines, each with a rated capacity of 25 MW per annum, to increase our total rated manufacturing capacity to 175 MW per annum by the end of the third quarter of 2007. We expect that increases in production capacity will have a significant effect on our financial condition and results of operations by increasing our revenues through increases in the production and sales of solar cells, and lowering our per unit manufacturing costs through economies of scale.

Availability and Price of Silicon Wafers

Silicon wafers are the most important raw material for the manufacturing of solar cell products. Polysilicon is the essential raw material from which silicon wafers are made. There is currently an industry-wide shortage of polysilicon resulting primarily from growing demand of the solar power and semiconductor industries, and limited growth in polysilicon manufacturing capacities. The limited availability of polysilicon and thus silicon wafers has resulted in significant price increases of both polysilicon and silicon wafers. As the solar power industry continues to grow, the availability of silicon wafers will, to a large extent, determine the output of solar cell manufacturers, including us. Failure to obtain sufficient quantities of polysilicon and silicon wafers could reduce the number of solar cells we manufacture and sell, resulting in decreases in our revenues, as well as limit our manufacturing capacity expansion as planned.

The success of our business and our growth strategy depends heavily on securing sufficient supply of silicon wafers to meet our existing and planned production capacity. We currently have a long-term silicon wafer supply agreement with Jinglong Group, the largest producer and supplier of monocrystalline silicon wafers in China. Prices of silicon wafers we purchased from Jinglong Group are determined between us and Jinglong Group based on market conditions in China and we believe silicon wafer prices in the Chinese market are generally higher than those in the international market. We believe we have contractually secured an adequate supply of silicon wafers from Jinglong Group to meet a large portion of our anticipated production needs for 2007. In addition, we have entered into a 31-month wafer supply agreement with ReneSola Ltd. and a 54-month wafer supply agreement with M.SETEK, and are in discussions with other potential suppliers to secure additional supplies of silicon wafers to meet our remaining anticipated production needs for 2007 and beyond. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers.” We also procure supplies of ingots or polysilicon from third parties and engage Jinglong Group to process such ingots and polysilicon into wafers for us. Furthermore, in order to meet a portion of our raw material requirements, we are also in discussions with potential customers who have their own wafer supplies to enter into manufacturing arrangements with them. Under these arrangements, we would obtain silicon wafer supplies from these customers, and would be obligated to sell to these customers all or a substantial portion of the solar cells manufactured with these wafers.

However, we cannot assure you that we will be able to secure sufficient quantities of silicon wafers to expand our manufacturing capacity as we planned. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.”

Pricing of Our Solar Cell Products

Solar cells are priced on the basis of the number of watts of electricity they can generate. Pricing of solar cells is principally affected by manufacturing costs, including the cost of silicon wafers, as well as the overall demand in the solar power industry. Increased economies of scale and improvement in manufacturing technologies in recent years have led to a steady decrease in manufacturing costs and the prices of solar cells.

We enter into short- and long-term sales contracts with customers which contain indicative delivery schedules. We price our products based on the prevailing market price at the time of the contracts with our customers, taking into account the size of the contract, the length of the contract, the strength and history of our relationship with each customer and our capacity utilization. The average selling price of our solar cells was approximately RMB 25.9 (US$3.32) per watt for the year ended December 31, 2006. The average selling price of our solar cells decreased from approximately RMB 26.8 (US$3.43) per watt in April 2006 to approximately RMB 23.8 (US$3.04) per watt in December 2006. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies and reduced manufacturing costs.

Technology Improvement

The improvement of manufacturing technologies is crucial in increasing conversion efficiencies of solar cells. High conversion efficiencies reduce the manufacturing cost per watt of solar cells and increase the gross profit margin of the manufacturer. As a result, solar power companies, including us, are continuously pursuing technology improvements in an effort to increase conversion efficiencies.

Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.0% to 16.5%. The highest conversion efficiency rate achieved with solar cells produced by us to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Sciences. We intend to further enhance our research and development efforts on process technologies in solar cell production which can increase conversion efficiency of solar cells and reduce production costs. As part of the strategy to achieve this, we plan to build a research and development center in Shanghai.

Customer Agreements

For the year ended December 31, 2006, approximately 97% of our total sales revenue was generated from sales to customers based in China. During this period, sales to our three largest customers represented approximately 41% of our total revenues, of which two were our related parties until August 2006 that represented approximately 33% of total revenues. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Other Related Parties.”

In January 2007, we signed our largest long-term customer agreement to date with PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which we have agreed to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. In January 2007, we also signed a long-term sales agreement with Crown Renewable Energy, under which we have agreed to supply Crown Renewable Energy with a total of 45 MW of solar cells through the end of 2009. In April 2007, we entered into an agreement with Canadian Solar Inc. for the delivery of solar cells valued at approximately US$50 to 60 million in 2007. See “Item 4. Information on the Company — B. Business Overview — Markets and Customers.” As a result, we expect increased direct sales to third party overseas customers to account for a significant portion of our revenue going forward. These agreements are in line with our overall growth strategy and expansion plans. The terms of these agreements are not materially different from those of our other existing customer agreements.

Critical Accounting Policies

The discussion and analysis of our operating results and financial condition are based on our audited financial statements, which we have prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. We base our estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

In reviewing our financial statements, our management considers (i) the selection of critical accounting policies; and (ii) the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition. We generally recognize revenue from the sale of solar cells at the time of shipment, at which point title and risk of loss passes to the purchasers. We sell our products at agreed upon prices to our customers, which reflect prevailing market prices. Our considerations for recognizing revenue are based on the following:

•

Persuasive evidence that an arrangement (sale contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). The customer does not have a right of return and we do not provide any warranty on our products.

•

Most of shipping terms are FOB shipping point from our premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership. However, some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

•	We assessed collectibility based on the customers’ payment and credit histories. All credits extended to customers are pre-approved by management.

We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before we deliver our products which we record as advances from customers. For customers to which we provide credit terms, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Impairment of long-lived assets. We evaluate our long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. No impairment charge was recognized for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006.

Inventory. Our inventories comprise raw materials, work in progress and finished goods. We state inventories at the lower of cost or market value. Cost of inventories is determined by the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. No provision was recognized as of December 31, 2005 and December 31, 2006.

Net intangible asset. Our intangible asset comprises technical know-how contributed by one of our shareholders upon formation of JA China and purchased accounting software. Technical know-how is carried at cost, less accumulated amortization. The technical know-how includes the design of our manufacturing lines, selection of manufacturing equipment, and specific technologies and methods for efficiency enhancement underlying the manufacturing processes. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years. Purchased accounting software is being amortized on a straight-line basis over the estimated life of five years. Amortization expense for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 was RMB 0.8 million and RMB 1.1 million (US$0.15 million), respectively.

Allowance for doubtful accounts. We make provisions against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision, if any. As of December 31, 2005 and December 31, 2006, we did not record any allowance for doubtful accounts.

Share-based Compensation. Prior to December 31, 2005, we did not have share-based compensation arrangements. We adopted a stock incentive plan in 2006 and granted options to certain employees and non employees under the incentive plan.

Grants to Employees

We account for the grant of employees share-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123(R), which requires all share-based payments to employees and directors, to be recognized in the financial statements based on their grant date fair values.

The compensation expense is recognized over the applicable service period in accordance with the guidance provided by FIN No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans — an interpretation of APB Opinions No. 15 and 25.” FIN No. 28 provides a graded vesting method over the vesting periods of the share options. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method.

The determination of the fair value of share-based awards and related share-based compensation expense requires input of subjective assumptions, including but not limited to the valuation model adopted, risk-free interest rate, expected life of the share-based awards, stock price volatility, and expected forfeiture rate. The selection of an appropriate valuation technique or model depends on the substantive characteristics of the instrument being valued. Risk free interest rates are decided based on the yield to maturity of U.S. government bonds as at respective dates of grant of options. Expected life of stock options granted is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies. Volatility is measured using a combination of historical daily price changes of comparable companies stock over the respective expected life of the option and implied volatility derived from traded options of comparable companies. Forfeiture rate is estimated based on our expectation for the future.

The assumptions used in calculating the fair value of share-based awards and related share-based compensation represent management’s best estimations, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we utilize different assumptions, our share-based compensation expense could be materially different for any period.

The fair value of the ordinary shares was determined retrospectively to the time of grant. Determining the fair value of our ordinary shares requires making complex and subjective judgments. Management is responsible for determining the fair value and considered a number of factors including valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the time of grant. These judgments are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates and if we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying ordinary shares for the options granted would be different.

Grants to Non-Employees

We account for equity instruments issued to the non-employee consultant in accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded which would have resulted in either an increase or decrease in the compensation expense.

Convertible Redeemable Preferred Shares. In August 2006, we issued convertible redeemable preferred shares. We have determined the fair value of our ordinary shares as of the commitment date in determining the beneficial conversion feature amount. Since the preferred shares are convertible immediately upon issuance, we have amortized the entire beneficial conversion charge upon issuance.

The fair value of the ordinary shares was determined retrospectively to the commitment date. Determining the fair value of our ordinary shares requires making complex and subjective judgments. Management is responsible for determining the fair value and considered a number of factors including valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the time of grant. These judgments are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates and if we make different judgments or adopt different assumptions, material differences could result in the amount of the beneficial conversion charge recorded because the estimated fair value of the ordinary shares would be different.

The assumptions used in calculating the fair value of the ordinary shares and related beneficial conversion charge represent management’s best estimations, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we utilize different assumptions, our beneficial conversion charge amount could be materially different for any period.

Income taxes. We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. As of December 31, 2005 and December 31, 2006, we recorded a full valuation allowance to reduce our net deferred tax assets to RMB 0.

Advances to related party supplier. We make advance payments to Jinglong Group to secure our raw material needs of silicon wafers, which are then offset against future purchases. The balance of the advances generally covers next month’s supply of materials required by us. We do not require collateral or other security against our advances to Jinglong Group. As of December 31, 2006, we determined that no provision is required for potential losses against advances to Jinglong Group.

Revenues

We derive revenues primarily from sales of solar cell products to solar module manufacturers, who will then assemble and integrate our products into modules and systems. We currently sell a substantial portion of our products to a limited number of customers, most of which are module manufacturers based in China. For the year ended December 31, 2006, sales to our three largest customers accounted for approximately 41% of our total revenues (two of which were our related parties until August 2006, and sales to them accounting for approximately 33% of our total revenues), and sales to our largest customer, a related party of ours until August 2006, accounted for approximately 20% of our total revenues. Since we commenced commercial production in April 2006, we have attempted to expand and diversify our customer base, which has increased from a total of ten customers as of June 30, 2006 to approximately 62 customers as of December 31, 2006. In addition, while our direct sales to overseas customers only accounted for 3% of our total sales revenue for the year ended December 31, 2006, we have sold our products to customers in Germany, Sweden, Spain, South Korea and the United States.

From April 2006 to December 2006, we sold a total of approximately 10.9 million pieces of solar cells with a total power output of approximately 26.2 MW at an average selling price of RMB 25.9 (US$3.32) per watt. The average selling price of our solar cell products has declined over the fourth quarter of 2006 and the first quarter of 2007 due to weakened market demand, increased competition and changes in other market conditions. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies and reduced manufacturing costs.

Cost of Revenues and Operating Expenses

For the year ended December 31, 2006, our cost of revenues and our operating expenses as a percentage of our total revenues were 75.3% and 5.9%, respectively. Our cost of revenues primarily consists of silicon wafers, other direct raw materials and other cost of revenues. The following table sets forth the amounts of our cost of silicon wafers and other cost of revenues and each of them as a percentage of total cost of revenues for the periods indicated:

	From inception (May 18, 2005) to December 31, 2005		Year ended December 31, 2006
	RMB	%	RMB	US$	%
Silicon wafers	—	—	473,212,709	60,636,424	90%
Other	—	—	50,950,304	6,528,658	10%

Total cost of revenues	—	—	524,163,013	67,165,082	100%

Silicon wafers. Silicon wafers are the most important raw material of our solar cell products. For the year ended December 31, 2006, cost of silicon wafers accounted for approximately 90% of our cost of revenues. We expect that the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the foreseeable future.

Other. Other cost of revenues consists primarily of other direct raw materials used in the manufacturing of solar cell products, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses and overhead expenses. For the year ended December 31, 2006, other cost of revenues accounted for approximately 10% of our cost of revenues.

Our operating expenses consist of selling, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses and each of them as a percentage of our total operating expenses for the periods indicated:

	From inception (May 18, 2005) to December 31, 2005		Year ended December 31, 2006
	RMB	%	RMB	US$	%
Selling, general and administrative expenses	2,638,340	87.3%	39,656,083	5,081,442	96.7%
Research and development expenses	383,468	12.7%	1,357,610	173,961	3.3%

Total operating expenses	3,021,808	100.0%	41,013,693	5,255,403	100%

Selling, general and administrative expenses. Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, business travel expenses, fees and expenses of auditing and other professional services. Compensation cost of RMB 18.2 million relating to our stock options granted to certain employees and consultants is included as part of our selling, general and administrative expenses. Our selling, general and administrative expenses accounted for 87.3% and 96.7% of our total operating expenses for the period from the inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively. We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base. We also expect general and administrative expenses to increase in absolute terms as a result of the expansion of our business as well as becoming a public company in the United States.

Research and development expenses. Research and development expenses primarily consist of compensation and benefits for research and development personnel. Research and development expenses are expensed when incurred. Our research and development expenses accounted for 12.7% and 3.3% of our total operating expenses for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively. We believe that research and development is critical to the success of our business and as a result, we intend to increase our investments in research and development. As part of our business strategy, we plan to build a research and development center in Shanghai.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated:

	From inception (May 18, 2005) to December 31, 2005		Year ended December 31, 2006
	RMB	%	RMB	US$	%
Income Statement Data:
Total revenues	—	—	696,458,104	89,242,591	100%
Cost of revenues	—	—	(524,163,013)	(67,165,082)	(75.3)%

Gross profit	—	—	172,295,091	22,077,509	24.7%

Selling, general and administrative expenses	(2,638,340)	—	(39,656,083)	(5,081,442)	(5.7)%
Research and development expenses	(383,468)	—	(1,357,610)	(173,961)	(0.2)%

Total operating expenses	(3,021,808)	—	(41,013,693)	(5,255,403)	(5.9)%

Income/ (loss) from operations	(3,021,808)	—	131,281,398	16,822,106	18.8%

Interest expense	—	—	(5,055,382)	(647,785)	(0.7)%
Interest income	38,965	—	823,995	105,585	0.1%

	From inception (May 18, 2005) to December 31, 2005		Year Ended December 31, 2006
	RMB	%	RMB	US$	%
Other Income	—	—	64,414	8,254	0.1%
Foreign exchange gain/ (loss)	(128,152)	—	1,300,008	166,580	0.2%

Income/ (loss) before income taxes	(3,110,995)	—	128,414,433	16,454,740	18.4%
Income tax benefit/ (expense)	—	—	—	—	—

Net income/ (loss)	(3,110,995)	—	128,414,433	16,454,740	18.4%

Preferred shares accretion	—	—	(1,603,399)	(205,456)	(0.2)%
Preferred shares beneficial conversion charge	—	—	(34,732,133)	(4,450,498)	(5.0)%
Allocation of net income to participating preferred shareholders	—	—	(5,682,574)	(728,152)	(0.8)%

Net income available to holders of ordinary shares	(3,110,995)	—	86,396,327	11,070,633	12.4%

Operating Data:
Products sold (in million units)	—	—	10.9	—	—
Products sold (in MW)			26.3	—	—
Average selling price per watt	—	—	25.9	3.32	—

Year Ended December 31, 2006

Total revenues. We commenced commercial operations in April 2006 and our total revenues for the year ended December 31, 2006 amounted to approximately RMB 696.5 million (US$89.25 million), including RMB 565.3 million (US$72.44 million) from third parties and RMB 131.3 million (US$16.82 million) from related parties. All of our revenues come from sales of our solar cell products.

Cost of revenues. Our cost of revenues for the year ended December 31, 2006 totaled approximately RMB 524.2 million (US$67.17 million), or 75.3% of our total revenues for the year. Approximately 90% of our cost of revenues are cost of silicon wafers and the remaining 10% include cost of other direct raw materials, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses and overhead expenses.

Gross profit. Our gross profit for the year ended December 31, 2006 totaled approximately RMB 172.3 million (US$22.08million), representing a gross margin of 24.7%.

Operating expenses. Our operating expenses for the year ended December 31, 2006 totaled approximately RMB 41.0 million (US$5.25 million). Selling, general and administrative expenses accounted for approximately 96.7% of our total operating expenses, and the remaining 3.3% of our total operating expenses were research and development expenses.

Net interest expense. Our interest expense for the year ended December 31, 2006, which constitutes the portion of interests on our short-term bank borrowings that is not capitalized, was approximately RMB 5.1 million (US$0.65 million). Our interest income for the year ended December 31, 2006, which constitutes interests earned from bank deposits, was RMB 0.8 million (US$0.10 million). As a result, our net interest expense for the year ended December 31, 2006 was approximately RMB 4.3 million (US$0.55 million).

Foreign exchange gain. For the year ended December 31, 2006, we had a foreign exchange gain of RMB 1.3 million (US$0.17) due to the Renminbi’s appreciation against US dollars. Our preferred shares were subscribed for in US dollars and some of our payables for equipment purchases were denominated in US dollars.

Net income. Our net income for the year ended December 31, 2006 was approximately RMB 128.4 million (US$16.45 million), representing a profit margin of 18.4%.

Preferred share accretion and beneficial conversion charge. For the year ended December 31, 2006, we recorded aggregate deemed dividends on preferred shares of RMB 36.3 million (US$4.66 million), including RMB1.6 million (US$0.21 million) attributable to accretion and RMB34.7 million (US$ 4.45 million) attributable to beneficial conversion feature of the preferred shares. The deemed dividends were due to the difference between the sale and conversion prices of Series A preference shares we issued in August and their fair market values. These preferred shares were converted into our ordinary shares at the completion of our initial public offering in February 2007.

From Inception (May 18, 2005) to December 31, 2005

Total revenues, cost of revenues, and gross profit. Total revenues, cost of revenues, and gross profit were RMB 0, RMB 0 and RMB 0, respectively, for the period from our inception (May 18, 2005) to December 31, 2005. We did not record any revenues, cost of revenues or gross profit during this period because we did not purchase any raw materials or manufacture any products, and therefore, did not generate any revenue or gross profit.

Operating expenses. Our operating expenses, which consist of general and administrative expenses and research and development expenses, for the period from inception (May 18, 2005) to December 31, 2005 was RMB 3.0 million. General and administrative expenses accounted for 87.3% of our total operating expenses and the remaining 12.7% of our total operating expenses were research and development expenses.

Net interest income and foreign exchange loss. Our interest expense for the period from inception (May 18, 2005) to December 31, 2005 was RMB 0. Our interest income, which was derived from bank deposits, was RMB 38,965. We had a foreign exchange loss of RMB 128,152 for the period due to Renminbi’s appreciation against US dollars as some of our cash was in US dollar deposits.

Net loss. Since we did not have any revenue for the period from inception (May 18, 2005) to December 31, 2005, we had a net loss of approximately RMB 3.1 million.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital. We have financed our operations primarily through equity contributions by our shareholders, short-term bank borrowings and cash flow from operations. As of December 31, 2006 and December 31, 2005, we had RMB 95.8 million (US$12.28 million) and RMB 11.0 million in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits. As of December 31, 2006 and December 31, 2005, we had RMB 150.0 million and RMB 0 in outstanding short-term bank borrowings, respectively. RMB 100.0 million short-term borrowings outstanding bore an interest rate of 6.12% per annum and RMB 50.0 million short-term borrowings bore an interest rate of 6.138% per annum and interest on such borrowings is payable quarterly. For more information about our short-term loans, see “—D. Contractual Obligations.” Our outstanding short-term borrowings as of December 31, 2005 was RMB 0.

The following table sets forth a summary of our cash flows for the periods indicated:

	From inception (May 18, 2005) to December 31, 2005	Year ended December 31, 2006
	RMB	RMB	US$
Net cash used in operating activities	(1,635,016)	(61,807,241)	(7,919,842)
Net cash used in investing activities	(37,971,977)	(107,618,961)	(13,790,054)
Net cash provided by financing activities	50,699,555	254,840,478	32,654,692
Effect of exchange rate changes on cash and cash equivalents	(121,957)	(626,504)	(80,279)

Net increase in cash and cash equivalents	10,970,605	84,787,772	10,864,516

Cash and cash equivalents at the beginning of the period	—	10,970,605	1,405,749

Cash and cash equivalents at the end of the period	10,970,605	95,758,377	12,270,265

Operating Activities. Net cash used in operating activities for the year ended December 31, 2006 and the period from inception (May 18, 2005) to December 31, 2005 totaled RMB 61.8 million (US$7.9 million) and RMB 1.6 million, respectively. Net cash used in operating activities for the year ended December 31, 2006 was primarily a result of increases in inventories, advances to related party suppliers and account receivable from a third party customer, partially offset by net income of RMB 128.4 million, an increase in advances from third party customers, stock option compensation expenses and increases in accrued expenses and depreciation and amortization. Net cash used in operating activities for the period from inception (May 18, 2005) to December 31, 2005 primarily resulted from a net loss of RMB 3.1 million and an increase in other current assets, partially offset by depreciation and amortization and an increase in amounts due to related parties.

Investing Activities. Net cash used in investing activities for the year ended December 31, 2006 and for the period from inception (May 18, 2005) to December 31, 2005 amounted to RMB 107.6 million (US$13.79 million) and RMB 38.0 million, respectively, primarily as a result of purchases of property and equipment in each of the periods.

Financing Activities. Net cash provided by financing activities for the year ended December 31, 2006 and the period from inception (May 18, 2005) to December 31, 2005 were RMB 254.8 million (US$32.7 million) and RMB 50.7 million, respectively. Net cash provided by financing activities for the year ended December 31, 2006 consisted of RMB 150 million (US$19.2 million) from short-term bank borrowings and RMB 110.7 million (US$14.2 million) of net proceeds from issuance of preferred shares, partially offset by a return of capital of RMB 65.7 million (US$8.4 million) to ordinary shareholders in connection with our corporate restructuring into an offshore holding company structure. Net cash provided by financing activities for the period from inception of business to December 31, 2005 were the proceeds from the issuance of ordinary shares upon formation.

We believe that our current cash and cash equivalents, cash flow from operations and the net proceeds from our initial public offering in February 2007 are sufficient to meet our anticipated cash needs, including our cash needs for working capital and our contractually committed capital expenditures, for the year ending December 31, 2007. We may, however, require additional cash due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, will result in dilution to our shareholders. The incurrence of debt may divert cash for working capital and capital expenditures to service debt obligations and may result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of RMB 38.0 million and RMB 107.6 million (US$13.8 million) in the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 , respectively. Our capital expenditures have historically been used primarily to purchase property and equipment to construct and expand our solar cell manufacturing lines. We expect that purchase of such property and equipment will continue to constitute a significant portion of our capital expenditures. Since the completion of our initial public offering, we have expended approximately US$16 million from the nets proceeds of our initial public offering to purchase manufacturing equipment for the installation of four additional manufacturing lines in our Ningjin, Hebei facilities. We expect to expend approximately US$6 million to purchase research and development equipment from the net proceeds of our initial public offering.

C. OFF-BALANCE SHEET ARRANGEMENTS

Except for operating leases, we do not have any off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. See “— D. Contractual Obligations” for a description of our operating leases.

D. CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Short-term debt obligations (including interest averaging 6.126%)	155,886	155,886	—	—	—
Operating lease obligations	6,466	1,966	4,500	—	—
Purchase obligations	189,798	189,798	—	—	—

Total	352,150	347,650	4,500	—	—

In January 2006, we obtained a RMB 50.0 million short-term loan from the Bank of China, bearing interest at 6.138% per annum. Interest was payable quarterly with principal and remaining accrued interest due upon maturity in December 2006. This loan has been rolled over to December 2007 when it matured in December 2006, and the interest rate of the loan has been adjusted to 6.12% per annum. In February 2006, we obtained a RMB 50.0 million short-term loan from the Bank of Communications, bearing interest at 6.138% per annum. Interest is payable quarterly with principal and remaining accrued interest due upon the maturity in February 2007. On January 31, 2007, we repaid the loan from Bank of Communications and on February 15, 2007, we obtained another RMB 50.0 million short-term loan from the Bank of Communications, bearing interest at 6.12% per annum, which was guaranteed by Jinglong Group. Interest is payable quarterly with principal and remaining accrued interest due upon the maturity in February 2008. And we paid off this RMB 50.0 million short-term loan from Bank of Communications in May 2007. In October 2006, we obtained a RMB 50.0 million short-term loan from the Agricultural Bank of China, bearing interest at 6.12% per annum. Interest was payable monthly with principal and remaining accrued interest due upon maturity in October 2007. In January 2007, we obtained a RMB 50.0 million short-term loan from the Bank of China, bearing interest at 6.12%. Interest is payable monthly with principal and remaining accrued interest due upon maturity in January 2008.

From June 2005 to June 2006, we leased certain assets, including offices, dormitory and production facilities, from Jinglong Group under an operating lease. During the same time, we also leased a piece of land under an operating lease from a third party expiring in May 2019. On July 1, 2006, we renewed our operating lease with Jinglong Group, which expires in June 2010, with an annual rental of RMB 1.8 million. The renewed operating lease covers the previously leased assets from Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by Jinglong Group. We executed a lease termination agreement for the land with the third party on June 30, 2006. We also hold an operating lease with Jinglong Group for an automobile, expiring in December 2007.

Our purchase obligations include commitments to purchase machinery and equipment and raw materials.

Since September 2006, we have entered into agreements for the purchase of new equipment for our planned new facilities in Shanghai, including a PECVD system purchase agreement, an automatic screen printing system and testing system purchase agreement and a firing furnace purchase agreement. This equipment was for the installation of four additional manufacturing lines in our Ningjin, Hebei facilities. Our total purchase obligations under these equipment agreements amounted to approximately US$10.6 million, of which we have paid approximately US$10 million as of the date of this annual report.

In September 2006, we also entered into a 31-month wafer supply agreement with ReneSola which requires us to make a prepayment of RMB 32.1 million, representing 30% of the agreed total payments of RMB 107.1 million for wafer supplies to be delivered in 2007, and we made the prepayment in January 2007. The entire RMB 107.1 million is included in the purchase obligations above.

In connection with the expansion of M.SETEK’s polysilicon and wafer production capacity in Japan, we entered into a 54-month wafer supply agreement with M.SETEK in December 2006. Upon the prepayment by us of US$100 million, subject to the completion by us of a credit risk assessment of M.SETEK, in the second quarter of 2007, M.SETEK has agreed to supply to us 100,000 wafers per month from July to December 2007 at a unit price of US$5.00 per wafer. Additional planned monthly supplies at an adjusted price are scheduled until the end of 2011 for an aggregate of 111.6 million wafers. We intend to make this prepayment with US$100 million from the net proceeds of our initial public offering. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Others.” Up to the date of this annual report, the prepayment has not been made yet, therefore, any purchase obligations relating to the agreement with M.SETEK are not included in the table above. In addition, we entered into a polysilicon supply agreement with a major European-based polysilicon manufacturer in January 2007 and we made the prepayment of €7.0 million in February 2007, which is not included in the table above as the agreement was entered into subsequent to the end of the fiscal year covered by this annual report.

E. OTHER

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8%, and 1.5% in 2004, 2005 and 2006, respectively.

Taxation

We are a tax exempted company incorporated in the Cayman Islands, under the current laws of the Cayman Islands we are not subject to tax on income or capital gain. Our subsidiary JA BVI is a tax exempted company under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises established in the PRC are generally subject to an enterprise income tax rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. Our operating subsidiary, JA China, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33.0%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the Income Tax Law and the related implementing rules, foreign-invested enterprises engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC enterprise income taxes starting from the year they become profitable, and a 50% tax reduction for the three years thereafter. As a result, we expect that JA China will be entitled to a two-year enterprise income tax exemption for 2006 and 2007, and will receive a 50% enterprise income tax reduction for 2008, 2009 and 2010.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which will become effective on January 1, 2008. The new tax law would impose a unified income tax rate of 25.0% on all domestic enterprises and foreign-invested enterprise unless they qualify under certain limited exceptions. The new tax law provides for a 5-year transition period for FIEs, during which they are permitted to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. As such, the new tax law will not affect the preferential tax treatment enjoyed by JA China during the 5-year transition period. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.”

We have made a full valuation allowance against our net deferred tax assets. We evaluate a variety of factors in determining the amount of the valuation allowance, including our exit from the development stage during the year ended December 31, 2006, our limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. We expect to recognize future reversal of the valuation allowance either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Recently Pronounced Accounting Standards

In October 2005, the FASB issued FASB Staff Position FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period, or FSP FAS 13-1. FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is effective for the first reporting period beginning after December 15, 2005. Our current accounting policy is consistent with the guidance provided by FSP FAS 13-1.

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN No. 48, (Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No. 48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We have completed assessing of the impact of the adoption FIN No. 48 on our financial position and conclude that there is no impact on our financial position or results of operations.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing of the impact of the adoption of FAS 157 on our financial position or results of operations.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115, FAS 159 permits entities to choose to measure may financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using the fair value option. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of the adoption of FAS159 on the Group’s financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (Topic 1N). “Quantifying Misstatements in Current Year Financial Statements,” or SAB No. 108. SAB No. 108 addresses how the effect of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance-sheet and income-statements approaches, (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors, and (iii) to adjust their financial statements if the new combined approach results in a conclusion is that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current-year correction of a material error that includes prior-year effects may result in the need to correct prior-year financial statements even if the misstatements in the prior year or years is considered immaterial. Any prior-year financial statements found to be materially misstated in years subsequent to the insurance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. SAB No. 108 is effective for fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have any impact on our financial position or results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of the date of this annual report and the positions held by them. The business address for each of our directors and executive officers is Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, the People’s Republic of China.

Name	Age	Position
Baofang Jin	54	Chairman of the Board of Directors

Huaijin Yang	43	Chief Executive Officer and Director

Ximing Dai	48	Chief Technology Officer and Director

Bingyan Ren	60	Director

Nai-Yu Pai	57	Independent Director

Name	Age	Position
Kang Sun	52	Independent Director

Honghua Xu	40	Independent Director

Hexu Zhao	50	Chief Financial Officer

Zhilong Zhang	42	Chief Operating Officer

Jingcun Yan	42	Vice President

Jinlin Liu	33	Vice President

Junbo Wang	51	Vice President

Boping Li	37	Vice President

Baofang Jin, Chairman of the Board of Directors. Mr. Jin has been our chairman since May 2005. Mr. Jin has been the chairman of the board of directors and chief executive officer of Jinglong Group since 2003. From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company. Mr. Jin currently also serves as a vice-chairman of the Chinese People’s Political Consultative Conference of Ningjin County. Mr. Jin graduated from Hebei Broadcast and Television University, China, with an associate’s degree in 1996.

Huaijin Yang, Chief Executive Officer and Director. Mr. Yang is our founder and has been our chief executive officer since May 2005. Before founding our company, Mr. Yang established Shanghai Tianxin Electronic Pty Ltd. in November 2002, a distributor of solar cell manufacturing equipment. Mr. Yang worked for Suntech Power Co., Ltd. from February 2000 to September 2002, where he served as the chief executive officer’s assistant in charge of marketing. In July 1997, Mr. Yang established Southern Sunshine International Australia Pty Ltd., an export agent for water heater and crane copper plumbing pipes equipment, and served as its managing director until December 1999. Mr. Yang received his master’s degree in economics from Macquarie University, Australia, in April 1994, and his bachelor’s degree in economics from University of Shanghai Finance and Economics, China, in July 1985.

Ximing Dai, Ph.D., Chief Technology Officer and Director. Dr. Dai has been our chief technology officer and director since May 2005. Prior to that, Dr. Dai was a post-doctoral fellow at the Center for Third Generation Photovoltaics of University of New South Wales, Australia from January 2000. Dr. Dai worked as a research engineer at Pacific Solar Pty Ltd., Australia, from April 1998 to December 1999. Dr. Dai received her Ph.D. in electrical engineering from the University of New South Wales in April 1995, and her B.S. in electronic engineering from Zhejiang University, China, in 1982.

Bingyan Ren, Director. Mr. Ren has been our director since May 2005. He also serves as the vice-chairman of Jinglong Group. Prior to becoming our director, he was a professor of semiconductor materials and photovoltaic materials at the Hebei University of Technology from 1972 to May 2005. Mr. Ren currently is a member of the semiconductor material academic committee of China and a member of semiconductor standardization technical committee of China. He also serves as a vice-director of semiconductor material research institute of Hebei University of Technology and a consultant to Hebei Ningjin Monocrystalline Silicon Industry Park. Mr. Ren graduated from North Jiaotong University, China, in July 1970.

Nai-Yu Pai, Independent Director. Mr. Pai has been our independent director since January 2007. Mr. Pai is a certified public accountant with over 30 years of accounting and auditing experience. Mr. Pai founded Pai Accountancy LLP in 1983 and has been its general partner since then. Since 2004, Mr. Pai has served as a director of Gaia Interactive Inc., a provider of a forum-based website, and has served as a director of Authenex Inc., a provider of e-security solutions on network environments, since 2001. Mr. Pai has also served as a director for Sigrity Inc. since 2005, for Giquila since 2004 and for Chinese Cancer Memorial Foundation since 1999. Mr. Pai received his master’s degree in accounting from Saint John’s University and master’s degree in taxation from Golden Gate University.

Kang Sun, Independent Director. Dr. Sun has been our independent director since January 2007. Dr. Sun has over 20 years experience in enterprise management and venture capital investment. Dr. Sun has served as a managing director of new business development and chief strategy officer of new business and new product group at Applied Materials Inc., the world’s largest manufacturer of semiconductor capital equipment since 2005. Dr. Sun has served as a managing partner at Index Capital Group LLC, a private investment company in the U.S., since 2002. Prior to his currents positions, Dr. Sun served in senior management positions at OCE, AliedSignal, Honeywell, FlexICs and Microfabrica. Dr. Sun received his Ph. D. in material science from Brown University, master’s degree in chemistry from the University of Georgia and bachelor’s degree in chemistry from Nanjing University, China.

Honghua Xu, Independent Director. Mr. Xu has been our independent director since January 2007. Mr. Xu has worked at the Institute of Electrical Engineering of Chinese Academy of Sciences since 1988. Mr. Xu currently is a researcher and director of the Renewable Energy Department of the Institute of Electrical Engineering. Mr. Xu is the chairman of Beijing Corona Science & Technology Co., Ltd. and director of Beijing Zhongke Electric High Technology Company. Mr. Xu is the vice director of Chinese Wind Energy Association, National Wind Power Machinery Standardization Committee, Renewable Energy Industry Committee of China and Small Generator Commission of Rural Energy Industry Committee of China and a member of Renewable Energy Society of China. Mr. Xu received his bachelor’s and master’s degree in engineering from Tianjin University, China.

Hexu Zhao, Chief Financial Officer. Mr. Zhao has been our chief financial officer since July 2006. From May 2006 to June 2006, Mr. Zhao was an interim accounting manager at WageWorks Inc., a provider of consumer health spending management company headquartered in San Mateo, California. From August 2005 to April 2006, Mr. Zhao spent most of his time traveling in mainland China, Taiwan, Japan, Korea and Vietnam. From August 2000 to July 2005, Mr. Zhao worked as a manager of general accounting at Pratt & Whitney, a United Technologies company, based in East Hartford, Connecticut. Prior to that, he served as an interim controller of Cellnet Data Systems Inc., a provider of data communication systems and automation solutions company based in San Carlos, California. From 1991 to 1999, Mr. Zhao worked as chief financial officer and various other senior management positions for EMPaC International Corp., a provider of computer and telecommunication products and services company based in California. Mr. Zhao received his MBA degree in accounting from Golden Gate University in 1990, and his B.S. degree in naval engineering from Dalian Maritime University, China in 1982.

Zhilong Zhang, Chief Operating Officer. Mr. Zhang has been our chief operating officer since July 2006. Prior to joining us, he worked at Nanjing Hongguo Group from September 2000 to June 2006. Mr. Zhang worked at Jiangsu Provincial Light Industrial Products Import and Export Company from September 1988 to August 2000. Mr. Zhang received his bachelor’s degree from Nanjing University, China in July 1988.

Jingcun Yan, Vice President. Mr. Yan has been our vice president since June 2005. From July 1996 to May 2005, Mr. Yan served in several positions in the Economic and Trade Bureau of Ningjin County, including as the director of its general affairs’ office, general secretary of the discipline and inspection committee and deputy director-general of the bureau. Prior to that, Mr. Yan worked as a clerk and then a deputy section chief at the personnel section of the Economic and Commerce Bureau of Ningjin County from January 1993 to September 1996. Mr. Yan received his bachelor’s degree in law from the School of Hebei Provincial CPC Committee in December 2005.

Jinlin Liu, Vice President. Mr. Liu has been our vice president since April 2006. Before joining us, Mr. Liu served in several positions in Industrial Securities Company Ltd. from April 1997 to December 2003, including as an assistant president in its investment banking division, a manager in its planning division, and a member of its internal control committee. From July 1996 to April 1997, Mr. Liu worked as secretary to the chairman at Shanghai Sanjiang Construction and Development Co., Ltd. Mr. Liu received his bachelor’s degree in finance with a minor in international economic law from the Shanghai University of Finance and Economics, China in June 1996, and his master’s degree in finance from the same university in September 2001. Mr. Liu was a full-time student pursuing a doctoral degree in finance from the John Molson School of Business of Concordia University, Canada from January 2004 to March 2006, and is working on his doctorate dissertation on a part-time basis.

Junbo Wang, Vice President. Mr. Wang has been our vice president since October 2006. From 1980 to 1986, Mr. Wang served in several positions in the Machinery Factory of Ningjin County, including as a technician, workshop supervisor, production department deputy foreman and deputy factory director. Mr. Wang served as the factory director and secretary of Ningjin Valve Factory from 1987 to 1997. Mr. Wang also worked in the government offices of Ningjin County from 1985 to 1986. Since 1995, he has been the vice-chairman of the board of Crane Ningjin Valve Co., Ltd., deputy general manager and executive vice president of Hebei Diefei Valve Co., Ltd. and Director of Hebei DuanZhuang Machineries Co., Ltd. Mr. Wang graduated from high school in 1974 and studied at the Xingtai Diqu Industrial School, China from 1978 to 1979.

Boping Li, Vice President. Mr. Li has been our vice president and manager of equipment department since March 2007. Prior to joining us, Mr. Li was the vice general manager of Nanjing FAB Technology Co., Ltd. since June 2006. From September 2005 to May 2006, Mr. Li served as the manager of equipment department of China Sunergy Co., Ltd. (formerly CEEG (Nanjing) PV-Tech Co., Ltd (NPV)). Mr. Li served in several positions in Nanjing Huafei Colour Display System Co., Ltd., including as the chief in charge of CMT Project, Huapu Project and Feilong Project from June 1994 to August 2005. From August 1993 to May 1994, he

worked in Hangzhou San Wei High-tech Industry Co., Ltd. Mr. Li worked in Nanjing Color Picture Tube Co., Ltd. as an equipment engineer during the period from August 1992 to July 1993. Mr. Li received his Master’s degree in Software Engineering from East China Normal University in 2006, and his bachelor’s degree in Wireless Communications from Zhejiang University, China in 1992.

Employment Agreements

We have entered into employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee compensation equal to three months of his or her salary. An executive officer may terminate the employment at any time upon three months written notice.

Each executive officer has agreed to hold, both during and subsequent to the term of the agreement, our confidential information in strict confidence and not to disclose such information to anyone except to our other employees who have a need to know such information in connection with our business or except as required in the performance of his or her duties in connection with the employment. The executive officer shall not use our confidential information other than for our benefits. The executive officers have also agreed to assign to us all rights, titles and interests to or in any inventions that they may conceive or develop during the period of employment, including any copyrights, patents, mark work rights, trade secrets or other intellectual property rights pertaining to such inventions.

Terms of Directors and Officers

The term of each director is three years. Our directors may be removed from office by resolutions of the shareholders. Under the employment agreement entered into by us and our executive officers, the current term of each officer is three years.

B. COMPENSATION

Compensation of Directors and Executive Officers; Government-Mandated Benefits

For the year ended December 31, 2006, we paid an aggregate compensation in the amount of RMB 1,614,324 (US$206,856) to our executive officers, including Mr. Huaijin Yang, Dr. Ximing Dai, Mr. Jingcun Yan, Mr. Jinlin Liu, who joined us in April 2006, Mr. Hexu Zhao, who joined us in July 2006, Mr. Zhilong Zhang, who joined us in July 2006, and Mr. Junbo Wang, who joined us in October 2006. We did not pay any compensation to our directors, other than those directors who also served as executive officers, for the year ended December 31, 2006. For options granted to officers and directors, see “— Stock Option Plans.”

Stock Option Plans

We adopted our 2006 stock incentive plan on August 18, 2006, which provides for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units, referred to as “awards.” The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

Plan Administration. Our 2006 stock incentive plan is administered by our board of directors Our board of directors will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price for the options, vesting schedule, form of payment of exercise price and other applicable terms.

Award Agreement. Awards granted under our 2006 stock incentive plan are evidenced by an award agreement that sets forth the terms and conditions for each award grant, which include, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

Eligibility. We may grant awards to an officer, director, employee, consultant, advisor or another service provider of our company or any of our parent or subsidiary, provided that directors of our company or any of our parent or subsidiary who are not also employees of our company or any of our parent or subsidiary, and consultants or advisors to our company or any of our parent or subsidiary may not be granted incentive stock options.

Option Term. The term of each option granted under the 2006 Incentive Stock Option may not exceed ten years from the date of grant. If an incentive stock option is granted to an eligible participant who owns more than 10% of the voting power of all classes of our share capital, the term of such option shall not exceed five years from the date of grant.

Exercise Price. In the case of non-qualified stock option, the per share exercise price of shares purchasable under an option shall be determined by the plan administrator in its sole discretion at the time of grant. In the case of incentive stock option, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination. Our board of directors may at any time amend, alter or discontinue the plan, provided that no amendment, alteration, or discontinuation shall be made that would impair the rights of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2006 stock incentive plan shall continue in effect for a term of ten years from the effective date of the plan.

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of share capital of the company. On August 21, 2006 and April 3, 2007, we granted options to purchase 1,728,000 and 2,400,000 ordinary shares to certain of our directors, employees and consultants, respectively. As of the date of this annual report, options to purchase 4,128,000 ordinary shares are outstanding. The following table sets forth our option grants since the adoption of our 2006 stock incentive plan:

Name	Number of shares	Exercise price	Grant date	Expiration date
Huaijin Yang	420,000	US$6.27	April 3, 2007	April 3, 2017

Ximing Dai	300,000	US$6.27	April 3, 2007	April 3, 2017

Nai-Yu Pai	150,000	US$6.27	April 3, 2007	April 3, 2017

Kang Sun	150,000	US$6.27	April 3, 2007	April 3, 2017

Honghua Xu	150,000	US$6.27	April 3, 2007	April 3, 2017

Hexu Zhao	344,000	US$2.147	August 21, 2006	August 21, 2016

	90,000	US$ 6.27	April 3, 2007	April 3, 2017

Zhilong Zhang	344,000	US$2.147	August 21, 2006	August 21, 2016

Jinlin Liu	344,000	US$2.147	August 21, 2006	August 21, 2016

	60,000	US$6.27	April 3, 2007	April 3, 2017

Jingcun Yan	232,000	US$2.147	August 21, 2006	August 21, 2016

Junbo Wang	240,000	US$6.27	April 3, 2007	April 3, 2017

Boping Li	150,000	US$6.27	April 3, 2007	April 3, 2017

Other employees and consultants as a group	464,000	US$2.147	August 21, 2006	August 21, 2016

	690,000	US$6.27	April 3, 2007	April 3, 2017

C. BOARD PRACTICE

Board of Directors and Board Committees

Our board of directors currently consists of seven members, including three independent directors who satisfy the “independence” requirements of the NASDAQ Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. There are no family relationships between our directors and executive officers.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which became effective upon the completion of our initial public offering. Each committee’s composition and functions are described below.

Audit Committee. Our audit committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu and Dr. Kang Sun, and is chaired by Mr. Nai-Yu Pai. All of the members of the audit committee satisfy the “independence” requirements of the NASDAQ Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointment, compensation, retention and oversight of the work of the independent registered public accounting firm;

•	approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	oversight of annual audit and quarterly reviews, including reviewing with independent registered public accounting firm the annual audit plans;

•	oversight of financial reporting process and internal controls, including reviewing the adequacy and effectiveness of our internal controls policies and procedures on a regular basis;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters; and

•

reviewing and implementing related person transaction policies and procedures for the committee’s review and approval of proposed related person transactions, including all transactions required to be disclosed by Item 404(a) of Regulation S-K under the Securities Act.

Compensation Committee. Our compensation committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Kang Sun and Mr. Huaijin Yang, and is chaired by Mr. Huaijin Yang. Messrs. Pai, Xu and Sun satisfy the “independence” requirements of the NASDAQ Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from the NASDAQ Marketplace Rules that require the compensation committees of U.S. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Huaijin Yang, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing at least annually our executive compensation plans;

•	evaluating annually the performance of our chief executive officer and other executive officers;

•	determining and recommending to the board the compensation package for our chief executive officer and other executive officers;

•	evaluating annually the appropriate level of compensation for board and board committee service by non-employee directors;

•	reviewing and approving any severance or termination arrangements to be made with any of our executive officers; and

•	reviewing at least annually our general compensation plans and other employee benefits plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Kang Sun and Mr. Huaijin Yang, and is chaired by Nai-Yu Pai. Messrs. Pai, Xu and Sun satisfy the “independence” requirements of the NASDAQ Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from the NASDAQ Marketplace Rules that require the nominating committees of U.S. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating and corporate governance committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	establishing procedures for evaluating the suitability of potential director nominees;

•	recommending to the board nominees for election by the stockholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	reviewing periodically the size of the board and recommending any appropriate changes;

•	recommending to the board the size and composition of each standing committee of the board; and

•

reviewing periodically and at least annually the corporate governance principles adopted by the board to assure that they are appropriate for us and comply with the requirements under the rules and regulations of the SEC and the NASDAQ Stock Market, Inc. where applicable.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. EMPLOYEES

As of December 31, 2005 and December 31, 2006, we had a total of 27 and 619 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2006:

	Number of employees	Percentage of total
Manufacturing and engineering	499	80.61%
Quality assurance	26	4.20%
General and administration	38	6.14%
Purchasing and logistics	14	2.26%

	Number of employees	Percentage of total
Research and development	16	2.58%
Marketing and sales	5	0.81%
Others	21	3.39%

Total	619	100%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. As we begin operation of our new manufacturing lines, we plan to hire additional employees as we expand, including additional accounting and finance personnel.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2005 and December 31, 2006, 80% and 10.5%, respectively, of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. A number of our employees have overseas education and industry experience.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 20%, 2% and 1%, of our employees’ aggregate salary to a pension contribution plan, an unemployment insurance plan, and a personal injury insurance plan respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. SHARE OWNERSHIP

For a description of shares owned by our directors or officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” and “— B. Compensation — Stock Option Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares beneficially owned
Name	Number(1)	Percent(2)
Directors and Executive Officers:
Baofang Jin(3)	44,000,000	31.82%
Huaijin Yang(4)	7,200,000	5.21%
Ximing Dai(5)	4,000,000	2.89%
Bingyan Ren(6)	2,107,600	1.52%
Hexu Zhao	*	*
Zhilong Zhang	*	*
Jingcun Yan	*	*

Jinlin Liu	*	*
Junbo Wang	*	*
Boping Li	*	*
All Directors and Executive Officers as a group	56,084,800	40.57%

Principal Shareholders
Jinglong Group Co., Ltd(7)	44,000,000	31.82%
Marlins Fame Limited(8)	8,000,000	5.79%
Si Fab International, Ltd(9)	7,600,000	5.50%
Improve Forever Investments Limited(10)	7,200,000	5.21%
Leeway Asia L.P.(11)	4,656,000	3.37%

*	Beneficially owns less than 1% of our outstanding ordinary shares and options.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The share numbers and percentages listed in the table reflect the share number and percentage held by each director, executive officer and principal shareholder on a fully-diluted basis.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 138,270,000, being the number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.
(3)	Including 44,000,000 ordinary shares held by Jinglong Group Co., Ltd., of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest. Mr. Jin disclaims the beneficial ownership of 29,497,600 ordinary shares beneficially owned by the other shareholders of Jinglong Group Co., Ltd.
(4)	Including 7,200,000 ordinary shares held by Improve Forever Investments Limited, which is ultimately owned by a trust of which Mr. Huaijin Yang is the primary beneficiary. Mr. Yang is the sole director of Improve Forever Investments Limited and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.
(5)	Including 4,000,000 ordinary shares held by Express Power Investments Ltd., which is ultimately owned by a trust of which Dr. Ximing Dai is the primary beneficiary. Dr. Dai is the sole director of Express Power Investments Ltd. and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.
(6)	Including 2,107,600 ordinary shares held by Jinglong Group Co., Ltd., 4.79% of which is owned by Mr. Bingyan Ren.
(7)	Jinglong Group Co., Ltd., a British Virgin Islands Company, is owned by Mr. Baofang Jin (our Chairman, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).
(8)	Marlins Fame Limited, a British Virgin Islands company, is wholly owned by Mr. Mingyong Li.
(9)	Si Fab International Ltd, a British Virgin Islands company, is ultimately owned by a trust of which Mr. Ted Szpitalak’s immediate family members are the beneficiary. Mr. Anton Szpitalak, son of Mr. Ted Szpitalak, is the sole director of Si Fab International Ltd. and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.
(10)	Improve Forever Investments Limited, a British Virgin Islands company, is ultimately owned by a trust of which Mr. Huaijin Yang is the primary beneficiary. Mr. Yang is the sole director of Improve Forever Investments Limited and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.
(11)	Leeway Asia L.P. was established on July 6, 2006 in the Cayman Islands and is controlled by its general partner, Leeway Asia Ltd., which was established on July 6, 2006 in the Cayman Islands and is controlled by its Director, David Lee.

As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. RELATED PARTY TRANSACTIONS

Transactions with Jinglong Group

Jinglong Group is 100 % owned by the shareholders of our largest shareholder, Jinglong BVI, and thus, is a related party of ours. Baofang Jin, our Chairman, owns 32.96% equity interests in each of Jinglong Group, and Jinglong BVI, and Bingyan Ren, our director, owns 4.79% equity interests in each of Jinglong Group and Jinglong BVI. Jinglong Group is China’s largest producer and supplier of monocrystalline silicon wafers with more than ten years’ operating history in the silicon processing business and currently has a capacity of producing approximately 4.3 million 125 mm × 125 mm wafers per month. Jinglong Group currently has 136 self-made monocrystalline silicon furnaces and 28 wafer cutting machines. For the year ended December 31, 2006, Jinglong Group estimated that it produced an average of approximately 3.0 million 125 mm × 125 mm wafers per month. Jinglong Group has also advised us that it has had an established relationship with Hemlock, the world’s largest supplier of polysilicon, and has obtained polysilicon manufactured by Hemlock through Hemlock’s distributor since 2000. Through the same distributor, Jinglong Group procured approximately 250 tonnes of polysilicon from Hemlock in 2006. Jinglong Group has advised us further that, based on arrangements with Hemlock and other long-term suppliers, it expects to procure not less than 600 tonnes of polysilicon per annum in each of 2007 and 2008 and not less than 900 tonnes of polysilicon per annum in 2009. In addition, Jinglong Group also sources polysilicon supplies from the spot market and other suppliers.

Jinglong Group has been, and is, our principal silicon wafer supplier. We purchased silicon wafers from Jinglong Group for an aggregated price of RMB 600 million (US$76.9 million) for the year ended December 31, 2006. Outstanding advances to Jinglong Group for purchase of silicon wafers amounted to RMB 35.6 million (US$4.6 million) as of December 31, 2006. On July 1, 2006, we entered into a long-term wafer supply agreement with Jinglong Group, under which Jinglong Group agreed to meet our current silicon wafer requirements as well as the additional requirements that we may have as we expand our solar cell manufacturing capacity. In addition, Jinglong Group leased to us our manufacturing facilities in Ningjin.

These agreements and arrangements are described below.

Wafer Supply Agreement

See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreement with Jinglong Group.”

Lease Agreement for Ningjin Facilities

We leased offices, dormitories and manufacturing facilities in Ningjin, China from Jinglong Group for an aggregate of approximately 25,000 square meters at market rates under a master operating lease agreement dated June 2005 with a monthly rental payment of RMB 75,000, which lease expired in June 2006. On July 1, 2006, we renewed our operating lease with Jinglong Group, which covered all previously leased assets, as well as certain land initially leased from a third party, the rights for which were subsequently acquired by Jinglong Group. The new operating lease with Jinglong Group will expire in June 2010 with an annual rental of RMB 1,800,000.

In addition, we have an agreement with Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by Jinglong Group. The term of this agreement is from April 2006 to December 2007 and will be renewable annually afterwards.

Transactions with Other Related Parties

We extend travel expense advances to our officers and employees. Outstanding travel expense advances to our officers and employees amounted to RMB 282,488 and RMB 26,500 (US$3,396) as of December 31, 2005 and December 31, 2006, respectively.

We outsourced production to Shanghai Fengguang Energy Technology Co., Ltd., a related company that has an officer who was one of our shareholders until June 2006. Purchases from this related company totaled RMB 580,342(US$74,363.7) for the year ended December 31, 2006 and there was no outstanding payable balance to this related party as of December 31, 2006.

We have sold our solar cell products to the following companies which are, or once were, our related parties. As of December 31, 2006, outstanding receivables from these customers were RMB 29,831,088.

Below are the names of the companies, their relationship with us, and our sales to them for the year ended December 31, 2006:

Company	Relationship with the company	Our sales for the year ended December 31, 2006(1)
		(in thousand RMB)
Shanghai Jinglong Photovoltaics Co., Ltd.	Jinglong Group is a shareholder of the company	9,305

Shanghai Fengguang Energy Technology Co., Ltd.	General manager of the company was our indirect shareholder until June 2006	3,104

Shanghai Chaori Sun Power Technology Development Co., Ltd.	Chairman of the company was our director until August 2006	29,664

Shanghai Huinong Co., Ltd.	Chairman of the company was our director until August 2006	45,563

Ningjin Sunshine New Energy Co., Ltd.	Chairman of the company is Mr. Baofang Jin, our Chairman	43,494

(1)	For companies who ceased to be our related parties during the period, the sales figures represent sales to these related parties for the period up to the date they ceased to be related parties.

As of December 31, 2006, RMB 50 million (US$6.4 million) of our short-term bank borrowings are guaranteed by Ningjin Songgong, of which Mr. Baofang Jin, our Chairman, is an indirect shareholder and the general manager. The guaranty from Ningjin Songgong with respect to a loan of RMB 50 million (US$6.4 million) was released by the lending bank when we rolled over the loan to December 2007 when it matured in December 2006. Ningjin Songgong is a PRC joint venture of M.SETEK, with which we have entered into a long-term wafer supply agreement. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Others.”

Upon our formation in May 2005, we acquired a proprietary technical know-how relating to a commercial production process of solar cells from Australia PV Science & Engineering Co., which was wholly-owned by Dr. Ximing Dai, as part of its capital contribution to us with an implied value of RMB 9 million (US$1.2 million).

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See F-pages following Item 19.

Legal Proceedings

We are currently not a party to any material legal, arbitration or administrative proceedings, and we are not aware of threatened material legal, arbitration or administrative proceedings against us. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

Dividend Distribution Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and to expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by JA China, our wholly owned subsidiary in the PRC, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, JA China is required to allocate at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of JA China’s registered capital, which totaled RMB 14.6 million (US$1.87million) as of December 31, 2006. These reserves are not distributable as cash dividends. In addition, at the discretion of its board of directors, JA China may allocate a portion of its after-tax profits to its staff welfare and bonus funds. These reserve funds may not be distributed as cash dividends. Further, if JA China incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable, except for Item 9A (4) and Item 9C.

Our American depositary shares, or ADSs, each representing three of our ordinary shares, par value US$0.0001 per share, have been listed on the NASDAQ Global Market under the symbol “JASO”, and commenced trading on February 8, 2007. Prior to that time, there was no public market for our ADSs or ordinary shares.

The following table sets forth, for the periods indicated, the high and low closing prices of our ADSs on the NASDAQ Global Market.

		Closing Price Per ADS
		High	Low
		(US$)	(US$)
2007	February (since February 7)	20.46	16.30
	March	19.80	16.59
	April	28.20	18.80
	May (up to May 25)	27.89	22.66

Source: Bloomberg

As of May 25, 2007, there were 138,270,000 ordinary shares issued and outstanding and 3 registered holders of American Depositary Receipts evidencing 17,250,000 ADSs. The depositary for our ADSs is Bank of New York.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association in the section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the SEC on January 16, 2007.

C. MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. EXCHANGE CONTROLS

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is only convertible to the extent of current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local counterpart.

E. TAXATION

Cayman Islands Taxation

The following discussion of certain material Cayman Islands income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADS or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from July 18, 2006, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

Material U.S. Federal Tax Considerations

The following is a summary of the material United States federal tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any State or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Threshold PFIC Classification Matters. A non-United States corporation, such as the company, will be classified as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

Based on our current income and assets and our anticipated utilization of the cash raised in our initial public offering (as described below), we presently do not believe that we should be classified as a PFIC for the current taxable year. While we do not anticipate becoming PFIC in future taxable years, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering. We anticipate utilizing the cash raised in our initial public offering to purchase or prepay for raw materials, construct new facilities, repay indebtedness, and fund our research and development expenditures. Under circumstances where we determine not to disburse, or delay disbursement of, significant amounts of cash in respect of the foregoing matters, our risk of becoming classified as a PFIC may substantially increase.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. We believe our valuation approach is reasonable. It is possible, however, that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in the company being or becoming classified as a PFIC for the current or one or more future taxable years.

Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC and will depend on whether we continue to follow our capital expenditure plans and the continued existence of goodwill. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and the Cayman Islands. Because the ADSs are listed on the NASDAQ Global Market, an established securities market in the United States, they are considered readily tradable on such exchange.

Cash distributions on ADSs or ordinary shares in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares, and thereafter as gain from the sale or exchange of a capital asset. The amount of any cash distribution paid in Renminbi should equal the United States dollar value of such foreign currency on the date of receipt of the distribution, regardless of whether the Renminbi are actually converted into United States dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of such Renminbi dollars generally will be United States source ordinary income or loss. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or ordinary shares and (ii) any “excess distribution” paid on ADSs or ordinary shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become classified as a PFIC. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if we are or become classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-140002), as amended.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Our annual reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings will also be available to the public on the SEC’s Internet Web site at http://www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term bank borrowings and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. All of our short-term bank borrowings accrue interest at fixed rates. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk. Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars we have received from our initial public offering into RMB for our operations, fluctuation in the exchange rate between the RMB and the U.S. dollar would affect the RMB amount we receive from the conversion. We do not believe that we currently have any significant foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, if we increase our purchase of raw materials from overseas and expand our sales to overseas customers, our foreign exchange exposures will increase. In addition, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Credit Risk. As of December 31, 2006, we principally sourced our raw material silicon wafers from a related party supplier, Jinglong Group, a PRC company controlled by the shareholders of Jinglong BVI, our largest shareholder. We do not require collateral or other security against our advances to the Jinglong Group for raw materials. As of December 31, 2005 and December 31, 2006, we determined that no reserves are required for potential losses against advances to related party suppliers. We expect to further broaden our raw material supplier base and in line with market practice, we will be required to make prepayments from time to time. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover such prepayments, we would suffer losses. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers from M.SETEK, Jinglong Group and other existing and new suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B. USE OF PROCEEDS

In February 2007, we completed our initial public offering of 17,250,000 ADSs (including over-allotment options), representing 51,750,000 ordinary shares, at US$15 per ADS. The aggregate price of the offering amount (including over-allotment options) was US$258,750,000 and, after deducting the issuance cost of US$20,875,086, the net proceeds from the offering is US$237,874,914. The effective date of our registration statement on Form F-1 (Registration No. 333-140002) was February 6, 2007. CIBC World Markets, Piper Jaffray, Needham & Company, LLC, and RBC Capital Markets were the underwriters for the initial public offering of our ADSs.

We have expended approximately US$16 million from the proceeds of our initial public offering to purchase manufacturing equipment to expand our manufacturing capacity. The remaining net proceeds from our initial public offering have been allocated as follows:

•	US$100 million to prepay for raw materials pursuant to our long-term wafer supply agreement with M.SETEK;

•	approximately US$20 million to prepay for raw materials from other suppliers, including Jinglong Group;

•	approximately US$19 million to repay our short-term debt obligations;

•	approximately US$10 million to enhance our research and development capabilities; and

•	the remaining amount to be used for working capital and other general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the fiscal year covered by this annual report. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were not effective, at the reasonable assurance level, due to the identification of the material weaknesses in internal control over financial reporting described below in “ — Material Weaknesses in Internal Control Over Financial Reporting.”

Material Weaknesses in Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the interim or annual consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have previously disclosed in our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007, that we have identified material weaknesses in internal control over financial reporting. In connection with the preparation of our consolidated financial statements as of and for the period from inception (May 18, 2005) to December 31, 2005 and as of and for the nine-month period ended September 30 2006, we identified the following specific control deficiencies which remain material weaknesses in our internal control over financial reporting as of December 31, 2006:

We did not have an effective control environment because of the following material weaknesses: (i) an insufficient number of finance personnel with an appropriate level of knowledge, experience and training in the application of GAAP and in internal controls over financial reporting commensurate with our reporting requirements, (ii) a lack of an appropriate level of control consciousness as it relates to the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures, assignment of roles and responsibilities, and the necessary lines of communications within its organizational structure to support its activities, (iii) a lack of effective control monitoring activities, and (iv) a lack of an effective risk assessment process.

The control environment sets the tone of an organization, influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. These control environment material weaknesses contributed to the material weaknesses discussed below.

We did not have effective controls over certain of our accounts and disclosures because of the following material weaknesses:

•

ineffective controls over procedures used to enter transaction totals into the general ledger and initiate, authorize, record and process journal entries into the general ledger as well as record recurring and nonrecurring adjustments to the financial statements, due to (i) untimely and inadequate journal entry review and approval by a senior accounting officer, (ii) a lack of appropriate policies and procedures surrounding timely and complete preparation and approval of account analyses and reconciliations with adequate support, and (iii) a lack of effective controls over the preparation and review of the consolidated financial statements and disclosures. Specifically, effective controls were not designed and in place over the process related to identifying and accumulating all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and disclosures;

•

inadequate controls and procedures used (i) to evaluate the creditworthiness of related party suppliers to which we advance funds in order to determine a provision, if necessary, and (ii) to ensure that transactions and arrangements with related parties are appropriately identified and summarized in the accounting records and disclosed in the financial statements;

•

ineffective controls over accounting for income taxes, including the determination of deferred income tax assets and liabilities and related valuation allowance, including a lack of effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related deferred income taxes and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the deferred income tax balances;

•

inadequate policies and procedures related to accounting and disclosure for complex contracts, including a lack of adequate controls (i) to identify and centrally accumulate all new significant contracts for review by relevant parties (e.g. our accounting department), (ii) to determine and accurately record the accounting implications of significant contracts, and (iii) to ensure ongoing compliance with terms and conditions of significant contracts;

•

a lack of adequately designed controls over our revenue cycle, including lack of effective controls over (i) documenting approval for exceptions to terms of standard sales contracts, (ii) a lack of evidence documenting our evaluation and approval to extend and monitor credit terms to customers when, on an exception basis, credit is granted to customers, (iii) documenting verification of shipment quantities to sales orders, (iv) documenting methodology for determining doubtful accounts reserve, and (v) adequate disclosure of related party revenues and accounts receivables in the financial statements;

•

a lack of adequately designed controls over the inventory cycle, including lack of effective controls over (i) adequate written instructions for periodic physical inventory counts, (ii) timely reconciliation of physical counts to financial records, (iii) timely maintenance of perpetual inventory records including cutoff procedures, (iv) control over transfers within the production process, (v) documentation of policies and procedures surrounding inventory costing, (vi) documentation of accounting policy, methodology and procedures used to evaluate excess, slow moving, obsolete inventory reserves as well as inventory whose carrying value is in excess of net realizable value including consideration of the impact of advances to related party supplier for future inventory purchases has on these provisions;

•

a lack of adequately designed controls over fixed assets, the related depreciation expense, and leased property and equipment, including lack of adequate controls to (i) periodically perform property and equipment inventory counts, (ii) transfer equipment from construction in progress to fixed assets, (iii) properly capitalize interest expense, (iv) properly calculate depreciation expense of fixed assets, and (v) verify the completeness and accuracy of leased property and equipment and that future obligations related to such leases were properly disclosed;

•

a lack of adequately designed controls over the payroll cycle, including a lack of policies and procedures for (i) approving new employees into the payroll process (including personal information and proper approval for employees’ salaries), (ii) review of time cards submitted by employees for validity and accuracy, and (iii) timely reconciliation of payroll records to the general ledger; and

•

a lack of adequately designed controls over the purchase cycle (i) to document the review of goods received compared with purchase order amounts, (ii) to document inspection of quality of raw materials received by warehouse personnel, (iii) to periodically review accounts payable to vendor statements and (iv) cutoff of expenses at period end.

We have also identified significant deficiencies in our internal control over financial reporting.

Plan for Remediation of Material Weaknesses in Internal Control over Financial Reporting

We have engaged in, and will continue to engage in, substantial efforts to address the material weaknesses and significant deficiencies in our internal control over financial reporting. We have taken the following on-going initiatives that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

•

During the third and fourth quarters of 2006, we significantly expanded our accounting and finance ranks with an executive vice president and chief financial officer who joined us in July 2006. In addition, we hired five accounting and finance personnel during August, September, and October 2006, including (i) a finance manager to lead the period-end financial close process among other responsibilities; (ii) an accounting manager to lead general accounting area including accounts reconciliation, analysis, inventory process management among other responsibilities; and (iii) two university graduates with accounting degrees and one staff member with 10 years of accounting clerk experience to assist in the general accounting areas. Furthermore, we intend to hire, and have allocated resources to hire, a corporate financial controller and inventory costing manager. Our general plan for hiring and training of accounting and finance personnel is intended to ensure that we will have sufficient personnel with knowledge, experience and training in the application of generally accepted accounting principles commensurate with the our financial reporting requirements.

•

During the third and fourth quarters of 2006, we retained the services of external accounting consultants, other than our independent registered public accounting firm, with relevant U.S. GAAP accounting experience, skills and knowledge and working under the supervision and direction of our management, to supplement our accounting personnel during our quarterly and year-end financial close and reporting process.

•

During the third and fourth quarters of 2006, we retained the services of external internal control consultants, other than our independent registered public accounting firm, with relevant experience, skills and knowledge and working under the supervision and direction of our management, to supplement our existing personnel and to assist with (i) performing a root cause analysis of identified internal control deficiencies; (ii) performing a preliminary risk assessment with regard to the requirements of SOX 404; (iii) remediation of existing internal controls; and (iv) preparation for compliance with SOX 404.

•

During the third and fourth quarters of 2006, we began implementing a finance transformation initiative. This initiative is designed to (i) develop and implement remediation strategies to address the existing material weaknesses, (ii) improve operational performance of our finance and accounting processes, (iii) implement a new information system for accounting and financial reporting, (iv) establish greater organizational accountability and lines of approval, and (v) develop an organizational model that better supports our redesigned processes and operations and prepare for compliance with SOX 404. This effort will be supported by both the addition of resources and expertise to our accounting and finance organization and assistance from external consultants with our implementation of information systems, U.S. GAAP accounting and external financial reporting, remediation of existing internal controls deficiencies and preparation for compliance with SOX 404.

•

During the third and fourth quarters of 2006, we established a policies and procedures review process within the office of the chief financial officer. We are identifying a list of key policies and procedures that we have begun to revise, create and apply. Additionally, we expect to ensure proper communication and training so that policies and procedures are consistently implemented and can be monitored effectively.

•

We have appointed three independent directors to our board and have established an audit committee, a compensation committee and a nominating and corporate governance committee within our board. Our audit committee is composed solely of independent directors and our compensation and nominating and corporate governance committees each consists of three independent directors and one management director. We also intend to set up an internal audit department to enhance our internal auditing functions.

While we have begun to take the actions described above to address the material weaknesses and significant deficiencies identified, additional measures will be necessary and these measures, along with other measures we expect to take to improve our internal control over financial reporting, may not be sufficient to address the material weaknesses and significant deficiencies identified to provide reasonable assurance that our internal control over financial reporting is effective. In addition, we may in the future identify additional material weaknesses in our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

All changes in our internal control over financial reporting that occurred during the year ended December 31, 2006, that have a material effect or, are reasonably likely to have a material effect, on our internal control over financial reporting are disclosed above in “— Plan for Remediation of Material Weaknesses in Internal Control over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Nai-yu Pai qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. Mr. Pai satisfies the “independence” requirements of the NASDAQ Marketplace Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act. For Mr. Pai’s biographical information, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics for chief executive and senior financial officers. A copy of the code of ethics is filed as an exhibit to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2005 and 2006:

	Audit Fees(1)	Audit-Related Fees(2)
2005	—	—
2006	RMB 8.24 million	RMB0.88 million

(1)	“Audit fees” means the aggregate fees billed by our principal auditor for professional services rendered for the audit of our financial statements.
(2)	“Audit-related fees” means the aggregate fees billed by our principal auditor for assurance and related services that are reasonably related to the performance of the audit of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of services relating to our initial public offering, issuance of comfort letter and rendering of listing advice.

Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee. Our board’s audit committee will review and approve our independent auditor’s annual engagement letter, including the proposed fees, as well as all audit and permitted non-audit engagements and relationships between the company and such independent auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19.	EXHIBITS

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1**	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

2.2**	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

2.3**	Share Subscription Agreement among JA Development Co., Ltd., JingAo Solar Co., Ltd., and Leeway Asia L.P. (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

2.4**	Share Subscription Agreement among JA Development Co., Ltd., JingAo Solar Co., Ltd., and Mitsubishi Corporation (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

2.5**	Shareholders Agreement among JA Development Co., Ltd. and other parties therein dated as of August 21, 2006, as amended as of August 14, 2006 (incorporated by reference to Exhibit 4.6 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

2.6**	Sale and Purchase Agreement in relation to the entire issued share capital of JA Development Co., Ltd. among the Registrant and other parties therein dated as of August 30, 2006 (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

2.7**	Agreement for the Transfer and Assumption of Obligations under the Share Subscription Agreements and the Shareholders Agreement dated as of August 30, 2006 among the Registrant and other parties therein (incorporated by reference to Exhibit 4.8 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.1**	2006 Stock Incentive Plan adopted as of August 21, 2006 (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.2**	Form of Employment and Confidentiality Agreement between the Registrant and each Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.3**	Lease Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.4**	Long-Term Supply Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006 and Supplemental Agreement to the Long-Term Supply Agreement dated October 18, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.5**	Supply Agreement between JingAo Solar Co., Ltd. and ReneSola Ltd. dated as of September 5, 2006 and Additional Agreement dated as of September 5, 2006 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.6**	Long-Term Wafer Supplying and Prepayment Agreement between JingAo Solar Co., Ltd. And M.SETEK Co., Ltd. dated as of December 9, 2006 and Amendment to the Long-Term Wafer Supplying and Prepayment Agreement dated January 15, 2007 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.7**	Equity Interest Transfer Agreement among Jinglong Group, Australia Solar Energy Development Pty. Ltd. and Australia PV Science & Engineering Co. dated as of July 10, 2006 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.8**	Technology Transfer Agreement between JingAo Solar Co., Ltd. and Australia PV Science & Engineering Co. dated as of October 24, 2005 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.9**	Valuation Agreement among Jinglong Group, Australia PV Science & Engineering Co. and Australia Solar Energy Development Pty Ltd. dated as of May 6, 2005 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.10**	Contract for the Delivery of Solar Cells between JingAo Solar Company, Ltd. and PowerLight Corporation dated as of January 12, 2007 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.11**	Contract between JingAo Solar Co., Ltd. and Crown Renewable Energy, LLC (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.12**	Contract between Shanghai JA Solar Technology Co., Ltd. and Roth & Rau AG (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.13**	Contract between Shanghai JA Solar Technology Co., Ltd. and Baccini S.P.A. (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.14*	Sale and Purchase Agreement between JingAo Solar Co., Ltd. And Canadian Solar Inc. dated as of March 30, 2007

8.1*	Subsidiaries of the Registrant

11.1*	Code of Ethics for Chief Executive and Senior Financial Officers

12.1*	Certification of CEO pursuant to Rule 13a-14(a)

12.2*	Certification of CFO pursuant to Rule 13a-14(a)

13*	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, and Rule 13a-14(b)

*	Filed as part of this annual report
**	Incorporated by reference

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.

By:	/s/ Huaijin Yang
Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: May 31, 2007

JA SOLAR HOLDINGS CO. LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2005 and December 31, 2006, and the results of their operations and their cash flows for the period from inception (May 18, 2005) to December 31, 2005 and for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China

May 31, 2007

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2006

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	RMB
			Unaudited pro-forma-Note 20
Assets
Current assets:
Cash and cash equivalents	10,970,605	95,758,377	95,758,377
Accounts receivable from third party customers	—	47,719,752	47,719,752
Inventories	—	154,675,325	154,675,325
Advances to related party suppliers	—	39,831,642	39,831,642
Other current assets	455,088	8,282,741	8,282,741

Total current assets	11,425,693	346,267,837	346,267,837

Property and equipment, net	39,392,413	139,399,605	139,399,605
Intangible asset, net	8,250,000	7,224,713	7,224,713

Total assets	59,068,106	492,892,155	492,892,155

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	—	150,000,000	150,000,000
Accounts payable	—	2,501,790	2,501,790
Value–added tax payable	—	3,639,665	3,639,665
Other payables	1,578,687	2,769,566	2,769,566
Payroll and welfare payable	113,500	2,676,854	2,676,854
Accrued expenses	29,514	3,932,709	3,932,709
Amounts due to related parties	757,845	254,423	254,423
Advances from third party customers	—	21,329,609	21,329,609

Total current liabilities	2,479,546	187,104,616	187,104,616

Total liabilities	2,479,546	187,104,616	187,104,616

Preferred shares (US$0.0001 par value; 0 and 6,520,000 shares outstanding as of December 31, 2005 and 2006; none outstanding on a pro-forma basis as of December 31, 2006)	—	110,037,714	—

Commitments (Note 16)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 shares issued and outstanding as of December 31, 2005 and December 31, 2006; 86,520,000 outstanding on a pro-forma basis as of December 31,2006 )	66,212	66,212	71,368
Additional paid-in capital	59,633,343	106,715,707	216,748,265
Statutory reserves	—	14,587,748	14,587,748
Retained earnings/ (accumulated deficit)	(3,110,995)	74,380,158	74,380,158

Total shareholders’ equity	56,588,560	195,749,825	305,787,539

Total liabilities and shareholders’ equity	59,068,106	492,892,155	492,892,155

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM INCEPTION (MAY 18, 2005) TO DECEMBER 31, 2005 AND THE YEAR

ENDED DECEMBER 31, 2006

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
	RMB	RMB
Revenue from third parties	—	565,327,330
Revenue from related parties	—	131,130,774

Total revenues	—	696,458,104
Cost of revenues	—	(524,163,013)

Gross profit	—	172,295,091
Selling, general and administrative expenses	(2,638,340)	(39,656,083)
Research and development expenses	(383,468)	(1,357,610)

Total operating expenses	(3,021,808)	(41,013,693)

Income/ (loss) from operations	(3,021,808)	131,281,398

Interest expense	—	(5,055,382)
Interest income	38,965	823,995
Other income/ (expense)	—	64,414
Foreign exchange gain/ (loss)	(128,152)	1,300,008

Income/ (loss) before income taxes	(3,110,995)	128,414,433
Income tax benefit/ (expense)	—	—

Net income/ (loss)	(3,110,995)	128,414,433

Preferred shares accretion	—	(1,603,399)
Preferred shares beneficial conversion charge	—	(34,732,133)
Allocation of net income to participating preferred shareholders	—	(5,682,574)

Net income available to ordinary shareholders	(3,110,995)	86,396,327

Net income/(loss) per share:
Basic	(0.04)	1.08
Diluted	(0.04)	1.08
Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000
Diluted	80,000,000	80,166,178

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM INCEPTION (MAY 18, 2005) TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings/ (accumulated deficit)	Total shareholders’ equity
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB
Opening balance	—	—	—	—	—	—
Shares issued pursuant to the Recapitalization (Note 1)	80,000,000	66,212	59,633,343	—	—	59,699,555
Net loss	—	—	—	—	(3,110,995)	(3,110,995)

Balance at December 31, 2005	80,000,000	66,212	59,633,343	—	(3,110,995)	56,588,560

Pro-rata capital contribution from ordinary shareholders	—	—	59,900,518	—	—	59,900,518
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	—	—	(119,508,000)	—	—	(119,508,000)
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	—	—	53,778,599	—	—	53,778,599
Share based compensation	—	—	18,179,114	—	—	18,179,114
Accretion of preferred shares	—	—	—	—	(1,603,399)	(1,603,399)
Beneficial conversion features of preferred shares	—	—	34,732,133	—	—	34,732,133
Amortization of beneficial conversion features of preferred shares	—	—	—	—	(34,732,133)	(34,732,133)
Statutory reserves	—	—	—	14,587,748	(14,587,748)	—
Net Income	—	—	—	—	128,414,433	128,414,433

Balance at December 31, 2006	80,000,000	66,212	106,715,707	14,587,748	74,380,158	195,749,825

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION (MAY 18, 2005) TO DECEMBER 31, 2005 AND THE

YEAR ENDED DECEMBER 31, 2006

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
	RMB	RMB
Cash flows from operating activities:
Net income/ (loss)	(3,110,995)	128,414,433
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation expense	—	18,179,114
Depreciation and amortization	802,388	11,203,065
Exchange (gain)/loss	128,152	(1,627,443)
Changes in operating assets and liabilities:
Increase in accounts receivables from third party customers	—	(47,719,752)
Increase in inventories	—	(154,675,325)
Increase in advance to related party suppliers	—	(39,831,642)
Increase in other current assets	(455,088)	(6,673,976)
Increase in accounts payable	—	1,152,672
Increase in tax payable	—	3,639,665
Increase/(decrease) in other payables	332,513	(7,111)
Increase in payroll and welfare payable	113,500	2,563,354
Increase in accrued expenses	29,514	3,903,195
Increase/(decrease) in amounts due to related parties	525,000	(503,422)
Increase in advance to suppliers	—	(1,153,677)
Increase in advance to customers	—	21,329,609

Net cash used in operating activities	(1,635,016)	(61,807,241)

Cash flows from investing activities:
Purchase of property and equipment	(37,971,977)	(107,511,161)
Purchases of intangible assets	—	(107,800)

Net cash used in investing activities	(37,971,977)	(107,618,961)
Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon formation	50,699,555	—
Pro-rata capital contribution from ordinary shareholders	—	59,900,518
Proceeds from short-term bank borrowings	—	200,000,000
Repayment of short-term bank borrowings	—	(50,000,000)
Net proceeds from issuance of preferred shares	—	110,669,361
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	—	(119,508,000)
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	—	53,778,599

Net cash provided by financing activities	50,699,555	254,840,478

Effect of exchange rate changes on cash and cash equivalents	(121,957)	(626,504)

Net increase in cash and cash equivalents	10,970,605	84,787,772

Cash and cash equivalents at the beginning of the period	—	10,970,605

Cash and cash equivalents at the end of the period	10,970,605	95,758,377

Supplemental disclosure of cash flow information:
Cash paid for interest	—	6,306,650
Cash paid for income taxes	—	—
Supplemental schedule of non-cash investing activities:
Contributed technical know-how upon formation	9,000,000	—
Purchases of property and equipment included in other payables	1,239,979	2,437,969
Purchases of property and equipment included in amounts due to related party	232,845	—

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

1.	Organization and business

The accompanying consolidated financial statements included the financial statements of JA Solar Holdings Co., Ltd. (the “Company”), and its subsidiaries, which include JA Development Co., Ltd. (“JA BVI”), JingAo Solar Co., Ltd. (“JA China”) and Shanghai JA Solar Technology Co., Ltd. (“JA Shanghai”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Company was incorporated under the laws of the Cayman Islands on July 6, 2006 and became the holding company of JA BVI and its 100% owned subsidiary, JA China, on August 30, 2006 through a recapitalization plan as described below.

JA China was established on May 18, 2005 in the People’s Republic of China (the “PRC”) by Hebei Jinglong Industry and Commerce Group Co., Ltd. (the “Jinglong Group”), Australia Solar Energy Development Pty Ltd. (“SDC”), and Australia PV Science & Engineering Co. (“PVSEC”) (collectively, together with their respective shareholders, the “Former Shareholders”), which owned 55%, 30%, and 15%, respectively, of JA China. JA China is primarily engaged in the development, production and marketing of high-performance photovoltaic (“PV”) solar cells, which convert sunlight into electricity, in the PRC.

As further described below, pursuant to a recapitalization plan (the “Recapitalization”), all of the Former Shareholders of JA China, the operating subsidiary of the Company, transferred their equity interests in JA China to JA Development Co., Ltd. (“JA BVI”), a 100% owned subsidiary of the Company incorporated under the laws of the British Virgin Islands. The Recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

In July and August 2006, in contemplation of its initial public offering, JA China executed a series of transactions as part of the Recapitalization. On July 6, 2006, the Former Shareholders, or their nominees, established JA Development Co., Ltd. (“JA BVI”) and received shares in JA BVI in proportion to their shareholdings in JA China. In August 2006, pursuant to the respective share subscription agreements dated August 9, 2006 and August 18, 2006, two third party investors invested a total of RMB 110,669,361 (US$14 million) in convertible redeemable participating preferred shares of JA BVI (the “Preferred Shares”). Also, in August 2006, JA BVI obtained the ownership interests in JA China collectively held by the Former Shareholders for cash consideration. Relevant PRC laws and regulations require cash payment for the transfer of ownership interests in JA China to JA BVI. As a result, JA BVI paid the Former Shareholders a total of RMB119,508,000 (US$15 million) based on JA China’s registered capital amount (which approximated its net book value) for 100% ownership interest in JA China, with each Former Shareholder receiving an amount equivalent to its proportional shareholding in JA China. Concurrently, each of the Former Shareholders, or their nominees, subscribed for additional ordinary shares in JA BVI in the same proportion previously held in JA China by contributing a total of RMB53,778,599 (US$6.75 million) into JA BVI.

On August 30, 2006, pursuant to a share swap agreement, all the then existing shareholders of JA BVI exchanged their respective shares of JA BVI for equivalent classes of shares of the Company on a 1 for 8,000 basis resulting in 80 million shares issued in the aggregate. As a result, JA BVI and JA China became wholly-owned subsidiaries of the Company, thereby completing the Recapitalization.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

The Recapitalization did not result in a change in control of JA China ‘s business since JA China continues to be controlled and managed by Jinglong Group. Through the above transactions, the Former Shareholders of JA China , or their nominees, maintained their respective proportional ownership interests in JA China before and after the Recapitalization, except for the proportionate dilution as a result of the investment by the two new third party investors for 7.53% ownership interest (on a fully-diluted basis) in the form of the Preferred Shares. As a result of the dilution, the Jinglong Group, SDC, and PVSEC held 50.86%, 27.74% and 13.87%, respectively, of JA BVI (and indirectly of JA China ), with the shareholders of Jinglong Group retaining their controlling stake before and after the Recapitalization. Therefore, the Recapitalization is a transaction between entities under common control that should be accounted for under FAS 141.

The net return of capital of RMB 65,729,401 (US$8.25 million) to the Former Shareholders was completed to satisfy PRC legal requirements and, for accounting purposes, is effectively a return of capital to the Former Shareholders for the dilution of their respective interests in JA China by the new investors and is recorded as a distribution to shareholders with a charge to additional paid-in-capital.

The Group established a wholly owned subsidiary JA Shanghai on November 16, 2006, JA Shanghai is 43.75% owned by JA China and 56.25% owned by JA BVI. As of December 31, 2006, JA BVI contributed US$5.8 million to JA Shanghai. In April 2007, JA BVI and JA China entered into a share transfer agreement, under which JA BVI acquired JA China’s 43.75% equity interest in JA Shanghai and became the sole shareholder of JA Shanghai. JA BVI increased the registered capital of JA Shanghai from US$12 million to US$20 million.

2.	Summary of significant accounting policies

a)	Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (collectively, the “Group”). All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The Group was in the development stage for the prior period from inception (May 18, 2005) to December 31, 2005, and commenced its principal operations from April 2006.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

c)	Cash and cash equivalents

The Group considers all cash on hand and demand deposits to be cash and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balance as of December 31, 2005 consisted of RMB 8,248,620 and US$337,288 (RMB 2,721,985). Cash balance as of December 31, 2006 consisted of RMB 64,883,524, EUR 830 (RMB 8,516) and US$3,952,814 (RMB 30,866,337).

d)	Allowance for doubtful accounts

Provisions are made against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision, if any. As of the year ended December 31, 2005 and 2006, the Group has not recorded any allowance for doubtful accounts.

e)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. As of the years ended December 31, 2005 and 2006, the Group has not recorded any provision for inventories.

f)	Advances to suppliers

The Group provides advances to secure its raw material needs of silicon wafers, which are then offset against future purchases. The balance of the advances generally covers next month’s supply of materials required by the Group. The Group does not require collateral or other security against its advances to the related party or third party suppliers. As of December 31, 2006, the Group determined that no provision is required for potential losses against advances to related party or third party suppliers.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the lease term or useful lives
Machinery and equipment	5-10 years
Furniture and fixtures	5 years
Motor vehicles	5 years

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Interest expense incurred for qualifying assets are capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost. For the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, total interest capitalized was nil and RMB 1,532,043, respectively.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

h)	Intangible asset, net

Intangible assets comprised of technical know-how contributed by one of the Group’s shareholders upon formation of JA China and purchased accounting software.

Technical know-how is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years.

Purchased accounting software is being amortized on a straight line basis over the estimated useful life of five years.

i)	Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. No impairment charge was recognized for any of the periods covered by these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

k)	Revenue recognition

The Group generally recognizes revenue from the sale of PV solar cells at the time of shipment, at which point title and risk of loss transfer. The Group sells its products at agreed upon prices to its customers, which reflect prevailing market prices.

The Group’s considerations for recognizing revenue are based on the following:

•

Persuasive evidence that an arrangement (sales contract) exists between a willing customer and the Group that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). The customer does not have a right of return and the Group does not provide any warranty on its products.

•	Most of shipping terms are FOB shipping point from the Group’s premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•

Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•	The Group’s price to the customer is fixed and determinable as specifically outlined in the sales contract.

•	The Group assessed collectibility based on the customers’ payment and credit histories. All credit extended to customers is pre-approved by management.

The Group has begun to extend credit terms only to a limited number of customers and receives cash for the majority of the sales transactions before delivery of products which are recorded as advances from customers. For customers to whom credit terms are extended, the Group assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. If the Group determines that collection is not reasonably assured, recognition of revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of payment.

l)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping (freight in) and handling costs for products sold. Shipping cost for freight out is recorded as selling, general and administration expenses. Shipping cost (freight out) incurred for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 amounted to nil and RMB179,621 respectively.

m)	Research and development

Research and development costs are expensed when incurred.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

n)	Advertising expenses

Advertising expenses are charged to the consolidated statement of operations in the period incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements.

o)	Start-up costs

In accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, the Group expensed all costs incurred in connection with start-up activities.

p)	Foreign currencies translation

The functional and reporting currency of the Group is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates.

q)	Fair value of financial instruments

Financial instruments include cash equivalents, accounts receivable, advance to related party supplier, accounts payable, other payables and short-term borrowings. As of December 31, 2005 and 2006, the carrying values of these financial instruments approximated their fair values due to their short-term maturities.

r)	Segment reporting

The Group has adopted SFAS No. 131, Disclosures about Segment of an Enterprise and Related Information, for its segment reporting. The Group operates and manages its business as a single segment and substantially all of its revenues are derived in China. Accordingly, no segment information is presented.

s)	Net income/ (loss) per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Company’s Series A redeemable convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

t)	Share based compensation

In accordance with SFAS 123(R), the Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award.

The Group recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) relating to SFAS 123R. The Group has applied the provisions of SAB 107 in its adoption of SFAS 123R.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the year ended December 31, 2006, the Group determined the forfeiture rate to be 0%.

Cost of goods acquired or services received from non-employees is measured based on the fair value of the awards issued on the measurement date as defined in EITF No. 96-18. Awards granted to non-employees are remeasured at each reporting date using the fair value as at each period end. Changes in fair values between the interim reporting dates are attributed consistent with the method used in recognizing the original share -based compensation costs.

u)	Comprehensive Income

The Group has adopted the provisions of SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. SFAS No. 130 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities, except those resulting from investments by owners and distributions to owners. There have been no sources of other comprehensive income (loss) during the periods covered by these consolidated financials statements.

v)	Recent accounting pronouncements

In October 2005, the FASB issued FASB Staff Position FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (“FSP FAS 13-1”). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is effective for the first reporting period beginning after December 15, 2005. The Group’s current accounting policy is consistent with the guidance provided by FSP FAS 13-1.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No.48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Group has completed the assessing the impact of the adoption and concludes that there is no impact on financial position or results of operations.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of the adoption of FAS157 on the Group’s financial position or results of operations.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115, FAS 159 permits entities to choose to measure may financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using the fair value option. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of the adoption of FAS159 on the Group’s financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (Topic 1N). “Quantifying Misstatements in Current Year Financial Statements,” (“SAB No. 108). SAB No. 108 addresses how the effect of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance-sheet and income-statements approaches, (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors, and (iii) to adjust their financial statements if the new combined approach results in a conclusion is that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current-year correction of a material error that includes prior-year effects may result in the need to correct prior-year financial statements even if the misstatements in the prior year or years is considered immaterial. Any prior-year financial statements found to be materially misstated in years subsequent to the insurance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. SAB No. 108 is effective for fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have any impact on the Group’s financial position or results of operations.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

3.	Inventories

Inventories consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Raw materials
- Silicon wafer	—	62,481,981
- Others	—	14,892,430
Work-in-progress	—	7,427,123
Finished goods	—	69,873,791

	—	154,675,325

4.	Other current assets

Other current assets consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Prepaid expenses	—	393,791
Advance to third party suppliers	172,600	1,608,765
Advances to officers and employees (Note 15)	282,488	26,500
IPO related costs	—	5,729,991
Others	—	523,694

	455,088	8,282,741

IPO related costs comprise professional fees incurred related to the Group’s proposed initial public offering, which will be offset against the offering proceeds.

5.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Furniture and fixtures	259,620	1,518,142
Motor vehicles	396,074	581,649
Machinery and equipment	—	129,596,744
Leasehold improvements	—	1,196,870

Total	655,694	132,893,405
Less: accumulated depreciation	(52,388)	(10,122,366)

Subtotal	603,306	122,771,039
Construction-in-progress	38,789,107	16,628,566

Property and equipment, net	39,392,413	139,399,605

Depreciation expense was RMB 52,388 and RMB 10,069,978 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

6.	Intangibles assets, net

Upon the formation of JA China, the Group’s operating subsidiary in the PRC, certain shareholders agreed to contribute approximately RMB 50.70 million for an 85% interest while the other shareholder agreed to contribute unpatented technical know-how for a 15% interest. The implied fair value of the technical know-how was RMB 9.00 million.

Intangible asset consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Technical know-how	9,000,000	9,000,000
Accounting software	—	107,800
Less: accumulated amortization	(750,000)	(1,883,087)

Intangible asset, net	8,250,000	7,224,713

Amortization expense for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 was RMB 750,000 and RMB 1,133,087 respectively.

Amortization expense of the technical know-how and purchased accounting software for each of the next five years will be approximately RMB 1,146,564.

7.	Income taxes

The Company is a tax exempt company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

The Group’s operating subsidiaries, JA China and JA Shanghai, are incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”). Pursuant to EIT, foreign-invested enterprises are subject to income tax at a state income tax rate of 30% plus a local income tax rate of 3% on PRC taxable income. Foreign Invested Enterprises are also entitled to a two year tax exemption from PRC income taxes starting the year in which the entity achieves a cumulative profit, and a 50% tax reduction for the succeeding three years thereafter, if they fall into the category of productive enterprises targeting to operate in China for more than 10 years. JA China started its tax holiday period on January 1, 2006, which will end on December 31, 2010.

As a result JA China was exempt from income tax for the period from inception (May 18, 2005) to December 31, 2005 and for the year ended December 31, 2006.

On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which they are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises,” whether FIEs or domestic companies. The new tax rate will become effective on January 1, 2008. Currently, we do not believe the new tax law will affect the preferential tax treatments enjoyed by us. However, a company’s qualifications for high and new technology enterprises will be assessed by the relevant government authority in China.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Components of deferred tax assets included the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	312,057	701,100
Amortization of intangible assets	—	53,156
Depreciation of property and equipment	—	1,477,252

Total deferred tax assets	312,057	2,231,508
Deferred tax liability:
Capitalized interest	—	(161,896)

Total deferred tax liability	—	(161,896)

Net deferred tax assets	312,057	2,069,612

Less: valuation allowance	(312,057)	(2,069,612)

Total deferred tax assets	—	—

The Group has made a full valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including that the Group exited the development stage during the year ended December 31, 2006, its limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Reconciliation between the provision for income tax computed by applying the statutory EIT and the Group’s effective tax rate:

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
PRC enterprise income tax	(33)%	33%
Effect of permanent differences:
Share based compensation	—	5%
Effect of tax holiday	—	(38)%
Effect of tax rate change	23%	(1)%
Valuation allowance	10%	1%

	—	—

The aggregate amount and per share effect of the tax holiday are as follows:

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
The aggregate dollar effect	—	51,705,390
Per share effect-basic	—	0.65
Per share effect-diluted	—	0.64

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

8.	Short-term bank borrowings

In January 2006, the Group obtained a RMB 50,000,000 short-term loan from the Bank of China, bearing interest at 6.138%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in December 2006. This short-term bank borrowing was guaranteed by a company of which one of the Group’s directors is a shareholder and general manager. The principal and interest were paid in December 2006.

In February 2006, the Group obtained a RMB 50,000,000 short-term loan from the Bank of Communications, bearing interest at 6.138%. Interest is payable quarterly with principal and remaining accrued interest due upon the maturity in February 2007. This short-term bank borrowing was guaranteed by a company of which one of the Group’s directors is a shareholder and general manager. The principal and interest were paid in January 2007.

In October 2006, the Group obtained a RMB 50,000,000 short-term loan from the Agriculture Bank of China, bearing interest at 6.12%. Interest is payable monthly with principal and remaining accrued interest due upon maturity in October 2007. This short-term bank borrowing was guaranteed by a third party, Hebei Ningfang Group Co., Ltd.

In December 2006, the Group obtained a RMB 50,000,000 short-term loan from the Bank of China, bearing interest at 6.12%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in December 2007.

Interest incurred for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 amounted to nil and RMB 6,587,425 respectively, of which nil and RMB 1,532,043 was capitalized in the cost of property and equipment.

9.	Other payables

Other payables consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Purchases of property and equipment	1,239,979	2,437,969
Employee income tax withholdings	127,302	—
Stamp duty	57,406	307,045
Rental expenses	154,000	—
Others	—	24,552

Total other payables	1,578,687	2,769,566

10.	Accrued expenses

Accrued expenses consisted of the following:

	As of December 31, 2005	As of December 31, 2006
	RMB	RMB
Telephone expenses	10,014	—
Interest expenses	—	280,775
Advertising expenses	15,000	—
Audit and legal expenses	—	3,469,610
Outsource production fee	—	15,980
Others	4,500	166,344

Total accrued expenses	29,514	3,932,709

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

11.	Series A Redeemable Convertible Preferred Shares

On August 21, 2006, as part of the Recapitalization (Note 1) and pursuant to the respective share subscription agreements, JA BVI issued 815 shares of US$ denominated convertible redeemable participating preferred shares to two third party investors for US$14 million. These preferred shares were then exchanged on a one for 8,000 basis for preferred shares of the Company (the “Preferred Shares”) of equivalent rights, preferences, and privileges on August 30, 2006.

The rights, preferences and privileges with respect to the Preferred Shares are as follows:

Voting

Holders of the Preferred Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. Each holder of Preferred Shares is entitled to vote on all matters submitted to a vote of shareholders.

Dividends

No dividends will be paid to holders of any class or series of shares of the Company until a dividend in like is paid in full to holders of the Preferred Shares on an if-converted basis. There have been no dividends declared to date.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the other classes of the Company, the full amount of the original issue price plus any declared but unpaid dividends. After such payment has been made to holders of the Preferred Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares and Preferred Shares on an if-converted basis.

Redemption

The Preferred Shares are redeemable at the option of the holders of the Preferred Shares anytime after the fifth anniversary of the issuance date, if not previously converted, for an amount equal to the issuance price plus a 5% annual compounded return.

To recognize the accrual of interest on outstanding preferred shares, the Company charged the preferred share accretion against retained earnings for RMB nil and RMB 1,603,399 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

Conversion

The Preferred Shares are convertible into ordinary shares of the Company on a one-for-one basis, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon an initial public offering (“IPO”) (i) on an internationally recognized stock exchange, (ii) equal to at least 15% of the share capital of the Company at the time, and (iii) with a valuation of market capitalization, on a fully diluted basis, of at least US$540 million.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

If conversion of the Preferred Shares does not occur by the time the Group’s audited financial statements for the fiscal year ending December 31, 2006 are issued and the Group’s actual 2006 U.S. GAAP profit after tax is less than US$20.5 million, then the conversion ratio into ordinary shares of the Company will be adjusted by the percentage of the shortfall between the actual profit after tax and US$22.5 million (the “Contingent Conversion Adjustment”).

Registration rights

The preferred shares also contain registration rights which: (1) allow the holders to demand the Company to file a registration statement covering the offer and sale of their securities; (2) require the Company to offer holders of registrable securities an opportunity to include in a registration if the Company proposes to file a registration statement for a public offering of other securities; (3) allow the holders to request the Company to file a registration statement on Form F-3 when the Company is eligible to use Form F-3. The Company is required to use its best effort to affect the registration if requested by the securities holders, but there is no requirement to pay cash damages if the Company fails to register the shares.

The Company determined that both redemption and conversion features do not meet the SFAS 133 criteria for bifurcation and therefore are not accounted for as an embedded derivative.

The 5% annual compounded return on the preferred shares is accreted using the effective interest method over five years.

The fair value of ordinary shares was determined retrospectively to the time of grant.

Management is responsible for determining the fair value of the ordinary shares, as of the commitment date of August 21, 2006 in determining the beneficial conversion feature (BCF) amount. Management considered a number of factors, including valuations, when estimating the fair value of the ordinary shares. Since the preferred shares are convertible immediately upon issuance, the company has amortized the entire BCF amount of RMB 34,732,133 upon issuance.

Upon the completion of the Company’s listing on NASDAQ (the “IPO”) in February 2007, all of the issued and outstanding Series A redeemable convertible preferred Shares converted into ordinary shares.

12.	Share-based compensation

As of December 31, 2006, the Company had one share-based compensation plan, which is described below.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

On August 18, 2006, the shareholders of the Company approved the 2006 Stock Incentive Plan (the “Plan”), which permits the grant of share options and shares to its eligible recipients for up to 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the Company issued following the effective date of the Plan. The Group believes that such awards better align the interests of its employees with those of its shareholders.

On August 21, 2006, the Company granted 1,728,000 ordinary share options, as adjusted for the 1 for 8,000 share swap on August 30, 2006, to certain management, directors and consultants under the Plan. These options are accounted for under SFAS 123R, Accounting for Stock Based Compensation for awards granted to employees and EITF No.96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services for awards granted to non-employees.

SFAS 123R requires that compensation cost relating to share-based payment transactions be recognized in the Group’s statement of operations over the service period (generally the vesting period). That cost is measured based upon the fair value of the option issued as calculated under the Black Scholes option pricing model. The Group’s share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in correlation with the vesting percentages. Options granted to non-employees of the Group are remeasured each period end in accordance with EITF No. 96-18.

As a result of the adoption of SFAS 123(R) and EITF No. 96-18, the Group recognized a pre-tax charge of RMB 18,179,114 (included in selling, general, and administrative expenses), for the year ended December 31, 2006 associated with the expensing of stock options. The terms of the ordinary share options issued are as follows:

Exercise price per share (as adjusted for the 1 for 8,000 share swap)	US$	2.147
Contractual life (years)		10
Vesting schedule:
- Upon issuance		69.44%
- Upon 1st anniversary of issuance		19.44%
- Upon 2nd anniversary of issuance		11.12%

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted during the year ended December 31, 2006:

December 31, 2006
Risk-free interest rate (1)	4.77%
Expected life (2)	5.2 years
Expected dividends (3)	—
Volatility (4)	65%

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The expected life of stock options granted under the Plan is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility and implied volatility of comparable companies for a period equal to the expected term preceding the grant date.

The fair value of ordinary shares was determined retrospectively to the time of grant and at each reporting date.

Management is responsible for determining the fair value of the ordinary shares, as of the grant date and as of each reporting date, underlying our options and considered a number of factors, including valuations, when estimating the fair value of the ordinary shares.

The following is a summary of the changes in outstanding options for the year ended December 31, 2006:

	Shares	Weighted Average Exercise Price(US$)	Weighted Average Remaining Contractual Life	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2005	—	—	—	—
Granted	1,728,000	2.147	9.64	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding at December 31, 2006	1,728,000	2.147	9.64	4,066

Exercisable at December 31, 2006	1,200,000	2.147	9.64	2,824

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was US$3.354. The compensation cost that has been charged against income for the plan was RMB 18,179,114 for the year ended December 31, 2006. The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the period. There was no compensation cost capitalized as part of inventory or fixed assets for the period.

Included in total compensation costs recognized is RMB 2,686,072 relating to the recognition of changes in fair value as stock options granted to non-employees are remeasured at December 31, 2006. As of December 31, 2006, there was RMB 5,488,392 of total unrecognized compensation cost related to nonvested share-based employees and nonempolyees compensation arrangements granted under the Plan. The cost is expected to be recognized over a remaining weighted-average period of 19 months.

The Company expects to repurchase shares on the open market to satisfy share option exercises.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

13.	Mainland China contribution plan and profit appropriation

a)	China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits was RMB 37,538 and RMB 1,309,505 for the period from inception (May 18, 2005) to December 31, 2005 and for the year ended December 31, 2006, respectively.

b)	Statutory reserves

Pursuant to laws applicable to entities incorporated in the PRC, before the Recapitalization, JA China should make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The funds appropriations are at JA China and JA Shanghai’s discretion based on the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end. These reserve funds can only be used for specific purposes of enterprises expansion and staff bonus and welfare and not distributable as cash dividends.

Subsequent to the Recapitalization, JA China and JA Shanghai make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, and (ii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at JA China and JA Shanghai’s discretion. These reserve funds can only be used for specific purposes of enterprises expansion and staff bonus and welfare and not distributable as cash dividends.

Nil and RMB 14,587,748 was made by JA China for the general Statutory Reserves in the period from inception (May 18, 2005) to December 31, 2005 and 2006.

c)	Other

JA China’s paid-in capital of RMB 119,600,072 is unavailable for distribution as a nominal dividend to the Company.

JA Shanghai paid-in capital of US$5,800,000 (RMB 45,545,080) is unavailable for distribution as a nominal dividend to the Company.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

14.	Net income/ (loss) per share

Basic and diluted net income/(loss) per share for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 are calculated as follows:

	December 31, 2005	December 31, 2006
Numerator:
Net income (loss) for the year	(3,110,995)	128,414,433
Preferred shares accretion	—	(1,603,399)

Preferred shares beneficial conversion charge		(34,732,133)
Allocation of net income to participating preference shareholders	—	(5,682,574)

Numerator for basic earnings (loss) per share	(3,110,995)	86,396,327
Dilutive effect of Series A preferred shares*	—	—
Dilutive effect of share options*	—	—
Numerator for diluted earnings (loss) per share	(3,110,995)	86,396,327

Denominator:
Denominator for basic earnings (loss) per share—weighted average ordinary shares outstanding	80,000,000	80,000,000
Dilutive effect of Series A preferred shares*	—	—
Dilutive effect of share options*	—	166,178

Denominator for diluted earnings (loss) per share	80,000,000	80,166,178

Basic earnings (loss) per share	(0.04)	1.08

Diluted earnings (loss) per share	(0.04)	1.08

Net income for the period has been allocated to the common share and preference share based on their respective rights to share in dividends.

*	These potentially dilutive securities were not included in the calculation of dilutive earnings per share because of their anti-dilutive effect.

15.	Related party transactions

a)	Transactions with the Jinglong Group

The Jinglong Group is the Group’s principal silicon wafer supplier and its shareholders are the majority shareholders of the Group.

The Group provides supplier advances to the Jinglong Group for purchases of silicon wafers, which are then used to offset future purchases. The Group purchased nil and RMB 600,061,424 of silicon wafers from the Jinglong Group for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively. Outstanding supplier advances to the Jinglong Group for purchases of silicon wafers amounted to nil and RMB 35,631,642 as of December 31, 2005 and 2006, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

On July 1, 2006, the Group entered into a long-term silicon wafer supply contract with the Jinglong Group, which provides for the following:

•

A right to purchase silicon wafers from the Jinglong Group on a long-term basis and the Jinglong Group will take all necessary actions to meet the Group’s silicon wafer requirements, including securing sufficient raw materials for wafer production. The Group, however, is not committed to any minimum purchase requirements;

•

Silicon wafers purchased from the Jinglong Group shall be at the market price that the Group may obtain from third-party suppliers for similar products, with a reasonable commercial discount based on the Group’s long-term demand and the payment arrangement;

•	At the Group’s request, the Jinglong Group shall use its best efforts in securing additional procurement of silicon wafers, including outsourcing the production to other silicon wafer producers;

•	The Group is required to provide the Jinglong Group a monthly deposit equal to 30% of the next month’s forecasted purchases of the Group; and

•	The contract will be effective until December 31, 2010 and will be automatically renewed for three additional years upon expiration.

The Group also leased offices, dormitories, and production facilities from the Jinglong Group under an operating lease agreement dated June 2005, which expired in June 2006. Total monthly rental expense was RMB 75,000 under this lease. Outstanding accrual for rental payments under this operating lease was RMB 525,000 and nil as of December 31, 2005 and 2006, respectively, and was recorded in amounts due to related parties in the consolidated balance sheet. Upon expiration, the Group renewed the operating lease agreement with the Jinglong Group.(Note 16a)

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

In addition, the Group has an agreement with the Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by the Jinglong Group. The term of this agreement is from April 2006 to December 2007 and renewable annually thereafter. Outstanding accrual for the management fees was nil and RMB 20,000 as of December 31, 2005 and 2006, respectively, and was recorded in amounts due to related parties in the consolidated balance sheet.

During the periods covered by these consolidated financial statements, Jinglong Group made payments on behalf of the Group, for purchases of certain fixed assets. Outstanding payables to the Jinglong Group for these transactions totaled RMB 232,845 and nil as of December 31, 2005 and 2006, respectively. These payables were recorded in amounts due to related parties in the consolidated balance sheets.

b)	Transactions with other related parties

The Group extended travel expense advances to officers and employees of the Group. Outstanding advances to officers and employees amounted to RMB 282,488 and RMB 26,500 as of December 31, 2005 and 2006, respectively, and were recorded in other current assets in the consolidated balance sheet.

The Group outsourced production to a related company that has an officer who was a shareholder of the Group. Purchases from the related company totaled nil and RMB 580,342 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively. There were no outstanding payable balance to this related party as of December 31, 2005 and 2006.

The Group paid advances to a related company for purchases of silicon wafers. Its chairman is also the chairman of the Group. The outstanding supplier advances amounted to nil and RMB 4,200,000 as of December 31, 2005 and 2006, respectively.

The Group sold solar cells to five related companies consisting of:

(1)	a company of which the Jinglong Group is a shareholder,

(2)	a related company whose general manager was a minority shareholder of SDC prior to June 14, 2006 accordingly, this company ceased to be a related company since June 14, 2006,

(3)	a related company whose chairman was a director of the Group prior to August 16, 2006 accordingly, this company ceased to be a related company since August 16, 2006,

(4)	a related company whose chairman was also a director of the Group prior to August 16, 2006 accordingly, this company ceased to be a related company since August 16, 2006, and

(5)	A related company whose chairman is also the chairman of the Group.

These five related party customers are solar module manufacturers, which assemble and integrate solar cells purchased from the Group and other suppliers into panels, modules and systems. Sales to these related parties totaled nil and RMB 131,130,775 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

The Group sold raw materials to a related company whose general manager is the chairman of the Group. Sales to this related company was nil and RMB 1,000,017 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

16.	Commitments

a)	Operating lease commitments

For the periods covered by these consolidated financial statements, the Group leased certain assets, including offices, dormitory and production facilities, from the Jinglong Group, under a non-cancelable operating lease expiring in June 30, 2006, with an option to renew. During the same time, the Group also leased a piece of land under a non-cancelable operating lease from a third party expiring on May 31, 2019.

On July 1, 2006, the Group renewed its operating lease with the Jinglong Group (Note 15). The renewed operating lease with the Jinglong Group covers the previously leased assets from the Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in June 2010 with an annual rental of RMB 1,800,000, which approximates market rents. The Group executed a lease termination agreement for the land with the third party on June 30, 2006. The Group also holds an operating lease with the Jinglong Group for an automobile. This non-cancelable operating lease expires in December 2007.

In September 2006, the Group entered into a non-cancelable operating lease contract for Shanghai office space. The rental expense is RMB 15,800 per month, from October 2006 to September 2007.

Future minimum obligations for operating leases are as follows:

(in RMB)
2007	1,966,200
2008	1,800,000
2009	1,800,000
2010	900,000
2011	—
Thereafter	—

Total	6,466,200

Rent expense under all operating leases was RMB 679,000 and RMB 1,553,400 for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006, respectively.

b)	New supplier contract

In September 2006, the Group entered into a three year purchase contract with a total value of RMB 107,100,000 in the first year. The contract will be cancelled if the Company does not prepay RMB 32,130,000 by January 31, 2007. The purchase price and quantity in the final two years of the contract term is to be agreed upon between the Group and the supplier on an annual basis thereafter. The Group reviewed the contract under FAS 133 and FIN 46 and determined that it does not contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity. The Group prepaid RMB 32,130,000 in January 2007 as required by the contract.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

In December 2006, the Group entered into a 54-month wafer supply agreement with M.SETEK, under which it has agreed to supply to us 100,000 wafers per month from July 2007 to December 2007, 500,000 wafers per month from January 2008 to June 2008, 1,500,000 wafers per month from July 2008 to June 2009 and 3,000,000 wafers per month from July 2009 to December 2011. Our agreement with M.SETEK will only become effective upon the prepayment by us of US$100 million in the second quarter of 2007.The Group is currently completing a credit risk assessment prior to making the prepayment to M.SETEK and assessing the potential accounting impact of this contract.

In addition, the Group entered into a polysilicon supply agreement with a European supplier in January 2007, under which we have agreed to and have prepaid approximately €7.0 million at the end of February 2007 from a combination of our operating cash flow and currently available short-term bank loans. The Group reviewed the contract under FAS 133 and FIN 46 and determined that it doesn’t contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity.

c)	Capital expenditure

As of December 31, 2005 and 2006, the Group had contracted for capital expenditure on machinery and equipment of RMB 49,570,083 and RMB 82,698,047, respectively.

17.	Certain concentrations and risks

a)	Major customers

Details of the customers accounting for 10% or more of total revenues were as follows:

MAJOR CUSTOMERS	Period from inception (May 18, 2005) to December 31, 2005	Year ended December 31, 2006
Customer A (related party)	—	19.6%
Customer B (related party)	—	13.5%

Since August 16, 2006, Customer A and B ceased to be related parties of the group.

b)	Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent and advances to related party supplier.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC. As of December 31, 2006 the Group principally sources its raw material silicon wafers from a related party supplier, the Jinglong Group, whose shareholders are the Group’s majority shareholder. The Group does not require collateral or other security against its advances to the Jinglong Group for raw materials. As of December 31, 2006, the Group determined that no reserves were required for potential losses against advances to related party supplier.

c)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

d)	Supply risk

The basic raw material in producing solar cells is silicon wafers. The Group purchases almost all of its silicon wafers from the Jinglong Group, which has been able to meet the Group’s silicon wafer requirements to-date. The Jinglong Group has an established supply relationship with Hemlock Semiconductor Corporation, which is the world’s largest supplier of polysilicon, the basic raw material for manufacturing silicon wafers. Although there are a limited number of other silicon wafer suppliers, a change in suppliers could cause a delay in production and a possible loss of sales, which would adversely affect our operating results. The Group has entered into a long-term supply contract with the Jinglong Group (Note 15) and other third party suppliers (Note 16 b).

Some of our equipment used in production has been developed and made especially for us. We sourced this equipment from sole suppliers and the equipment is not readily available from alternative vendors and would be difficult to repair or replace if they were to become damaged or stop working. If our suppliers failed to supply our ordered equipment with adequate quality and on terms acceptable to us, it could cause delay in our capacity expansion or increase our costs of production.

18.	Subsequent events

a)	Short term borrowings

In January 2007, the Group obtained a RMB 50,000,000 short-term loan from the Bank of China, bearing interest at 6.12%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in January 2008. In February 2007, the Group also obtained a RMB 50,000,000 short-term loan from the Bank of Communications, bearing interest at 6.12%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in February 2008. This short-term bank borrowing was guaranteed by Jinglong Group. It was paid back in May 2007.

b)	Significant sales contract

In January 2007, the Group signed a largest long-term customer agreement to date with PowerLight Corporation, or PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which the group have agreed to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. The Group also signed a long-term sales agreement with Crown Renewable Energy, under which the Group has agreed to supply Crown Renewable Energy with a total of 45 MW of solar cells through the end of 2009. In April 2007, the Group entered into an agreement with Canadian Solar Inc. for the delivery of solar cells valued at approximately of US$ 50 to 60 million in 2007.

c)	The completion of the Company’s listing on NASDAQ (the “IPO”)

In February 2007, the Company offered 17,250,000 American Depositary Shares (“ADSs”), representing 51,750,000 ordinary shares, at US$15 each to the public, raising proceeds of US$258,750,000. The issuance cost is US$20,875,086. The Company’s ADSs are quoted on the NASDAQ.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

d)	Movement of the location for the 4 new lines

The Group originally planned to build four new 25 MW production lines approximately 40 miles outside Shanghai with targeted commencement of commercial operation by the end of the third quarter of 2007. Under the plan, the Group was to lease from Jinglong Industrial and Commerce Group Co., Ltd. (“Jinglong Group”) the land and buildings for the Shanghai manufacturing facilities. However, since the Jinglong Group has not obtained from relevant governmental authorities the required land use right certificates and other relevant approvals, the Group decided to transfer the newly-ordered equipment to the Group’s current manufacturing facilities in Ningjin, Hebei and install the four new 25 MW production lines there.

e)	New tax law of PRC

On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which they are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises,” whether FIEs or domestic companies. The new tax rate will become effective on January 1, 2008. Currently, we do not believe the new tax law will affect the preferential tax treatments enjoyed by us. However, a company’s qualifications for high and new technology enterprises will be assessed by the relevant government authority in China.

f)	Restructuring of JA Shanghai

In April 2007, JA BVI and JA China entered into a share transfer agreement, under which JA BVI acquired JA China’s 43.75% equity interest in JA Shanghai at a cost of zero dollar since JA China hadn’t contributed any capital to JA Shanghai. From then on, JA BVI became the sole shareholder of JA Shanghai and agreed to contribute the registered capital which increased from US$12 million to US$20 million.

g)	New subsidiary in the US

In April 2007, the Group set up a subsidiary in California, U.S.A, JA Solar USA Inc., which is wholly-owned by JA BVI, to engage in marketing activities and after-sales services for our products sold or to be sold in the U.S.

h)	Option grant

On April 3, 2007, the Company granted options to purchase 2,400,000 ordinary shares to certain directors, employees and consultants. The stock option exercise price is US$6.27 which was determined on April 3, 2007 using the closing price of the Company’s American Depository Shares listed on the NASDAQ.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

19.	Additional information—condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The Company was incorporated on July 6, 2006 and became the parent company of JA BVI and its operating subsidiary, JA China, on August 30, 2006. Therefore the condensed financial statements have been prepared since July 6, 2006. Subsidiary income from August 31, 2006 to December 31, 2006 is included as the Company’s “Share of income from subsidiaries” on the statement of operations. Prior to the Recapitalization described in Note 1, the operating subsidiary JA China was controlled by Jinglong Group. Both JA China and Jinglong Group are domestic Chinese companies. Therefore, there were no restrictions over the net assets of JA China. The subsidiaries did not pay any dividend to the Company for the period presented.

The Company did not have any significant commitment, long term obligation, or guarantee as of December 31, 2006.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Condensed statements of operations:

For the period from inception (July 6, 2006) to December 31, 2006
RMB
Net revenues	—
Total operating expenses	(2,376,915)

Loss from operations	(2,376,915)
Foreign exchange gain/ (loss)	2,113,246
Share of income from subsidiaries	104,790,207
Other income/ (expense)	—

Income before income tax expenses	104,526,538
Income tax expenses	—

Net income for the period	104,526,538

Preferred shares accretion	(1,603,399)
Preferred shares beneficial conversion charge	(34,732,133)
Allocation of net income to participating preferred shareholders	(5,682,574)

Net income (loss) available to ordinary shareholders	62,508,432

Condensed balance sheet:

December 31, 2006
RMB
Assets
Investments in subsidiary	308,164,454

Total assets	308,164,454

Liabilities
Payable to subsidiary	34,305
Accrued expenses	2,342,610

Total Current Liabilities	2,376,915

Total Liabilities	2,376,915

Preferred shares (US$0.0001 par value; 6,520,000 shares outstanding as of December 31, 2006)	110,037,714
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 shares issued and outstanding as of December 31, 2006 )	66,212
Additional paid-in capital	106,715,707
Retained Earnings	88,967,906

Total shareholders’ equity	195,749,825

Total liabilities and shareholders’ equity	308,164,454

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

Statements of shareholders’ equity

	Common Shares		Additional paid-in capital	Retained earnings/ (accumulated deficit)	Total shareholders’ equity
	Shares	Amount
		RMB	RMB	RMB	RMB
Opening balance	—	—	—	—	—

Issuance of ordinary shares	80,000,000	66,212	53,804,460	20,776,900	74,647,572

Share-based compensation for awards granted to subsidiary employees and non-employees	—	—	18,179,114	—	18,179,114
Accretion of preferred shares	—	—	—	(1,603,399)	(1,603,399)

Beneficial conversion features of preferred shares	—	—	34,732,133	—	34,732,133

Amortization of beneficial conversion features of preferred shares	—	—	—	(34,732,133)	(34,732,133)
Net Income	—	—	—	104,526,538	104,526,538

Balance at December 31, 2006	80,000,000	66,212	106,715,707	88,967,906	195,749,825

Condensed statement of cash flows:

For the period from inception (July 6, 2006) to December 31, 2006
RMB
Cash flows from operating activities:
Net income	104,526,538

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Exchange gain	(2,113,246)
Share of income from subsidiaries	(104,790,207)
Change in operating assets and liabilities:
Increase in payables to subsidiary	34,305
Increase in accrued expenses	2,342,610

Net cash (used in) provided by operating activities	—
Net cash (used in) provided by investing activities	—
Net cash (used in) provided by financing activities	—

Net decrease in cash	—
Cash, beginning of the year	—

Cash, end of the year	—

The issuance of the ordinary shares and preferred shares were non-cash financing activities and the investment in subsidiary was a non-cash investing activity pursuant to the Recapitalization as described in Note 1.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts expressed in RMB unless otherwise stated)

20.	Unaudited pro forma Balance Sheet and earnings per share for conversion of preferred shares

Each preferred share shall automatically be converted into ordinary shares at 1:1 conversion ratio upon an initial public offering (“IPO”) (i) on an internationally recognized stock exchange, (ii) equal to at least 15% of the share capital of the Company at the time, and (iii) with a valuation of the market capitalization, on a fully diluted basis, of at least US$540 million. The pro forma balance sheet as of December 31, 2006 presents an as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2006.

The unaudited pro forma earnings per share for the period from inception (May 18, 2005) to December 31, 2005 and the year ended December 31, 2006 giving effect to the conversion of the Series A Preferred Shares into common shares as of inception are as follows:

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006
	(Unaudited)	(Unaudited)
Numerator:

Net income attributable to ordinary shareholders	(3,110,995)	86,396,327
Pro-forma effect of Series A preferred shares	—	42,018,106

Numerator for pro forma basic and diluted earnings (loss) per share	(3,110,995)	128,414,433

Denominator:

Denominator for basic earnings (loss) per share — weighted-average ordinary shares outstanding	80,000,000	80,000,000
Pro-forma effect of series A preferred shares	6,520,000	6,520,000

Denominator for pro forma basic earnings (loss) per share	86,520,000	86,520,000
Incremental shares of options	—	166,178

Denominator for pro forma diluted earnings (loss) per share	86,520,000	86,686,178
Pro forma basic earnings (loss) per share	(0.04)	1.48
Pro forma diluted earnings (loss) per share	(0.04)	1.48