Form 20-F
period 2007-12-31
JA Solar Holdings Co., Ltd.
filed 2008-05-09
CIK 1385598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

FOR THE TRANSACTION PERIOD FORM              TO

COMMISSION FILE NUMBER 001-33290

JA Solar Holdings Co., Ltd.

(Exact name of Registrant as specified in its charter)

The Cayman Islands

(Jurisdiction of Incorporation or Organization)

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

(Address of Principal Executive Offices)

Samuel Yang

JA Solar Holdings Co., Ltd.

No. 36, Jiang Chang San Road

Zhabei, Shanghai

The People’s Republic of China

Tel: +86-21-60955897

Fax: +86-21-60955797

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each representing one ordinary share, par value US$0.0001 per share	The NASDAQ Stock Market LLC
Ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC*

*	Not for trading but only in connection with the registration of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, par value US$0.0001 per share	154,058,500

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing (Check one):

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other  ☐

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

•

“JA Solar,” “we,” “us,” “the company,” “our company” and “our” are to JA Solar Holdings Co., Ltd. and, unless otherwise indicated or as the context may otherwise require, its predecessor entities and its consolidated subsidiaries;

•	“JA BVI” are to JA Development Co., Ltd., our directly wholly-owned subsidiary, a British Virgin Islands company;

•	“JA Fengxian” are to Shanghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;

•	“JA Hebei” are to JingAo Solar Co., Ltd., our predecessor and indirectly wholly-owned subsidiary in China;

•	“JA Hong Kong” are to JA Solar Hong Kong Limited, our directly wholly-owned subsidiary in Hong Kong;

•	“JA USA” are to JA Solar USA Inc., our indirectly wholly-owned subsidiary in California, U.S.A.;

•	“JA Yangzhou” are to JA Solar Technology YangZhou Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•	“JA Zhabei” are to Shanghai JA Solar PV Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;

•	“Jinglong BVI” are to Jinglong Group Co., Ltd., a British Virgin Islands company and our largest shareholder;

•	“Jinglong Group” are to Jinglong Industry and Commerce Group Co., Ltd. and its consolidated subsidiaries. Jinglong Group is controlled by the shareholders of Jinglong BVI;

•	“photovoltaic effect” are to a process by which sunlight is converted into electricity;

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

CURRENCIES AND EXCHANGE RATES

We conduct almost all of our business operations in China in Renminbi. Solely for your convenience, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at US$1.00 = RMB 7.2946, the noon buying rate for U.S. dollars in effect on December 31, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any amounts of Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi versus that of other foreign currencies may have a material adverse effect on our business and on your investment.” On May 6, 2008, the noon buying rate was RMB 6.9860 to US$1.00.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May (through May 6)	6.9860	6.9855	6.9876	6.9815

Source: Federal Reserve Bank of New York.

(1)	Annual averages are calculated by averaging the noon buying rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The selected consolidated financial data presented below as of December 31, 2006 and 2007 and for the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. Our selected consolidated balance sheet as of December 31, 2005 has been derived from our audited consolidated financial statements as of December 31, 2005, which are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	From inception to December 31, 2005	Year ended December 31,
		2006	2007
	(in millions, except for share and per share data)
	RMB	RMB	RMB	US$(1)
Consolidated Statements of Operations Data:
Net revenues
Solar products to third parties	—	565.3	2,532.4	347.2
Solar products to related parties	—	131.2	62.2	8.5
Solar cells processing	—	—	99.1	13.6

Total revenues	—	696.5	2,693.7	369.3

Cost of revenues
Solar products	—	(524.2)	(2,066.6)	(283.3)
Solar cells processing	—	—	(26.2)	(3.6)
Total cost of revenues	—	(524.2)	(2,092.8)	(286.9)

Gross profit	—	172.3	600.9	82.4

Selling, general and administrative expenses	(2.6)	(39.7)	(150.3)	(20.6)
Research and development expenses	(0.4)	(1.3)	(4.2)	(0.6)

Total operating expenses	(3.0)	(41.0)	(154.5)	(21.2)

Income/ (loss) from operations	(3.0)	131.3	446.4	61.2

Interest expense	—	(5.1)	(6.6)	(0.9)
Interest income	0.04	0.8	62.6	8.6
Foreign exchange gain/(loss)	(0.1)	1.3	(112.8)	(15.5)
Other income	—	0.1	5.2	0.7

Income/ (loss) before income taxes	(3.1)	128.4	394.8	54.1
Income tax benefit/ (expense)	—	—	5.6	0.8

Net income/ (loss)	(3.1)	128.4	400.4	54.9

Preferred shares accretion	—	(1.6)	(0.5)	(0.1)
Preferred shares beneficial conversion charge	—	(34.7)	—	—
Allocation of net income to participating preferred shareholders	—	(5.7)	(1.7)	(0.2)

Net income/ (loss) available to ordinary shareholders	(3.1)	86.4	398.2	54.6

Net income/ (loss) per share:
Basic	(0.04)	1.08	2.96	0.41
Diluted	(0.04)	1.08	2.93	0.40
Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000	134,525,226	134,525,226
Diluted	80,000,000	80,166,178	136,721,772	136,721,772

Consolidated Statements of Cash Flows Data:
Cash flows (used in) or provided by
Operating activities	(1.6)	(61.8)	(1,146.5)	(157.2)
Investing activities	(38.0)	(107.6)	(1,232.6)	(169.0)
Financing activities	50.7	254.8	3,519.6	482.6
Effect of exchange rate changes on cash and cash equivalents	(0.1)	(0.6)	(91.3)	(12.5)

	As of December 31,
	2005	2006	2007
	(in millions, except for share and per share data)
	RMB	RMB	RMB	US$(1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	11.0	95.8	1,145.0	157.0
Available-for-sale securities	—	—	803.1	110.1
Account receivable from third party customers	—	47.7	28.9	4.0
Account receivable from related party customers	—	—	24.7	3.4
Inventories	—	154.7	157.3	21.6
Advance to related party supplier	—	39.8	389.9	53.4
Advance to third party supplier	—	1.6	898.7	123.2
Other current assets	0.4	6.7	42.3	5.8
Deferred tax assets	—	—	1.2	0.2
Total current assets	11.4	346.3	3,491.1	478.7
Property and equipment, net	39.4	139.4	532.0	72.9
Intangible asset, net	8.3	7.2	6.7	0.9
Deferred tax assets	—	—	4.4	0.6
Advances to third party supplier	—	—	536.3	73.5
Total assets	59.1	492.9	4,570.5	626.6
Short-term bank borrowings	—	150.0	200.0	27.4
Total liabilities	2.5	187.1	434.0	59.5
Preferred shares	—	110.0	—	—
Total shareholders’ equity	56.6	195.8	4,136.5	567.1

		From inception to December 31,	Year ended December 31,
		2005	2006	2007
Other Consolidated Financial Data (in percentages)
Gross margin		—	24.7%	22.3%
Operation margin		—	18.8%	16.6%
Net margin		—	18.4%	14.9%

Selected Operating Data
Products sold (in million units)		—	10.9	54.8
Products sold (in MW)		—	26.3	132.9
Average selling price per watt of solar cells (in RMB)		—	25.9	22.5
Average selling price per watt of solar cells (in US$)		—	3.32	3.08

(1)	Translations of RMB amounts in U.S. dollars were made at a rate of RMB 7.2946 to US$1.00, the noon buying rate for U.S. dollars in effect on December 31, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any amounts of Renminbi or U.S. dollar could be or could have been converted into each other at ay particular rate or at all.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risks Related to Our Business

We are a young company and our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have only been in existence since May 2005. We completed our first solar cell manufacturing line in March 2006 and made our first commercial shipment of solar cells in April 2006. We have since then ramped up six additional manufacturing lines and increased our total rated manufacturing capacity to 175 MW per annum. Our future success will require us to scale up our manufacturing capacity beyond our existing capacity and further expand our customer base. Our business model and ability to achieve satisfactory manufacturing yields at higher volumes are unproven. To address these risks, we must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plan and improve our technologies. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth in recent periods, we cannot assure you that our revenue will continue to increase or continue at their current level. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects, in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

We currently depend on a limited number of suppliers for the supply of our silicon wafer requirements. If our suppliers fail to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and may lose customers, market share and revenue.

Our basic raw material in producing solar cells is silicon wafers. The success of our business and our growth strategy depends heavily on acquiring sufficient supply of silicon wafers to meet our existing and planned production capacity. We purchase silicon wafers from a limited number of suppliers, including Jinglong Group, M.SETEK Co., Ltd. (or M.SETEK), ReneSola Ltd. (or ReneSola), Jiangsu Shunda Semiconductor Development Co., Ltd. (or Shunda) and Jiangsu Zhongneng Silicon Technology Development Co., Ltd., a subsidiary of GCL Silicon Technology Holdings Ltd. (or GCL), with whom we have entered into long-term wafer supply contracts. See “Item 4. Information on the Company — B. Business Overview — Raw Material and Utilities — Silicon Wafers.” However, we cannot assure you that we will be able to secure sufficient wafer supplies in order to operate our manufacturing lines at their full capacity.

In addition, we cannot assure you that those suppliers with which we have entered into supply contracts will be able to deliver the agreed amount of wafers to us as provided under these contracts, or that we will be able to renew our supply contracts with these suppliers at commercially reasonable terms or at all when our current contracts expire. We have, from time to time, faced a shortage of silicon wafers and late or failed delivery of silicon wafers from our suppliers, and may experience additional shortage of silicon wafers or late or failed delivery in the future for reasons including, without limitation: (1) to make silicon wafers, our suppliers must purchase their own polysilicon requirements from a limited number of polysilicon suppliers and there is currently an industry-wide shortage of polysilicon; (2) our suppliers’ ability to produce silicon wafers is limited by their production capacity and may be dependant upon their successful implementation of their own expansion plans; (3) the terms of our wafer supply contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, and in such cases we may not be able to recover damages fully or at all; (4) other than with Jinglong Group, we generally have not had a history of long-term relationships with suppliers who may be able to meet our silicon wafers needs consistently or on an emergency basis; and

(5) many of our competitors also purchase silicon wafers from our suppliers and have had longer and stronger relationships with, as well as greater buying power and bargaining leverage over, our suppliers. Furthermore, we may choose not to procure silicon wafers under certain contracts if we deem the prices under such contracts are unfavorable to us under prevailing market conditions.

If we fail to obtain delivery of silicon wafers in amounts and quality and according to time schedules as agreed with the suppliers, if at all, we may be forced to reduce production or secure alternative sources, which may not provide silicon wafers in amounts required by us or at comparable or affordable prices, if at all. Our failure to obtain the required amounts of quality silicon wafers on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver our products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Any such failure may also cause our customers to switch to our competitors as alternative suppliers. In addition, our failure to obtain sufficient silicon wafers will result in underutilization of our existing and planned production facilities and an increase in our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Prepayment arrangements for procurement of silicon wafers and/or polysilicon from Jinglong Group, M.SETEK, ReneSola, Shunda, GCL and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Under some of our wafer supply contracts and consistent with industry practice, we are required to make prepayments to some of our suppliers, including, among others, Jinglong Group, M.SETEK, ReneSola, Shunda and GCL. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers.” As these suppliers deliver their products to us, the prepayments we have made to them are drawn down as per the terms of the relevant supply contracts. As of December 31, 2007, the outstanding balance of our prepayments to various suppliers amounted to approximately RMB 1,825 million. Between January 1, 2008 and May 8, 2008, we made additional prepayments of approximately RMB 443 million to certain of our suppliers in respect of these contracts. As of May 8, 2008, our outstanding prepayment obligations to our various suppliers amounted to approximately RMB 1,284 million.

We make prepayments to these suppliers for procurement of silicon wafers or polysilicon without receiving collateral to secure such payments. Our claims for such payments would rank as unsecured claims, which expose us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of the prepayments. Accordingly, a default by our suppliers may have a material adverse effect on our financial condition, results of operations and liquidity. In addition, should a supplier to whom we make prepayment default on its obligations under the supply contract, we may not be able to recover all or a portion of our outstanding prepayment. Further, even if the supplier would refund our prepayment when it defaults on its obligations under the contract, we may still suffer losses if we do not get any interest payment on such refunded prepayment and, in the situation where we made prepayment in foreign currencies, we may suffer foreign exchange losses if we would need to exchange the U.S. dollar-denominated refund payment into Renminbi, which may have been revaluated in the course of time.

Furthermore, if the market price of silicon wafers were to decrease to a level that is below what we have prepaid after we make prepayment to our suppliers, we will not be able to adjust the price of any silicon wafers for which any prepayments have been made. Additionally, if demand for our solar cell products decreases, we may incur costs associated with carrying excess materials. Each of such events may have a material adverse effect on our financial condition and results of operations. To the extent that we are not able to pass these increased costs and expenses to our customers, our business, results of operations and financial condition may be materially and adversely affected. We also face certain operational risks associated with our suppliers. For example, if our suppliers become subject to intellectual property infringement claims by third parties, our ability to recover our outstanding prepayments may be materially and adversely affected.

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

We expect that polysilicon demand will continue to exceed supply for the foreseeable future. In order to meet our silicon wafer requirements, we have entered into long-term silicon wafer supply contracts with Jinglong Group, M.SETEK, ReneSola, Shunda and GCL. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers.” We also purchase ingots or polysilicon from third party suppliers and engage Jinglong Group and other third parties to process wafers from such ingots and polysilicon for us. To further mitigate against the industry-wide shortage of polysilicon, which in turn affects the supply of silicon wafers, we have entered into a polysilicon supply agreement with M.SETEK in January 2008 to purchase polysilicon directly from M.SETEK. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Polysilicon.”

We cannot assure you that we will be able to secure sufficient quantities of silicon wafers to meet our planned manufacturing requirements. Further increases in the demand for silicon wafers may cause us to encounter shortages or delays in obtaining adequate supplies of silicon wafers, which could materially and adversely affect our ability to operate at full production capacity and our ability to meet existing and future customer demand, resulting in decreased revenues and loss of customers and market share. Such failure by us to meet our delivery obligations may also have a material adverse effect on our reputation and may subject us to claims from our customers and other disputes. Furthermore, increases in prices of polysilicon and silicon wafers have increased and may continue to increase our manufacturing cost, and if we cannot pass such cost increase to our customers, our profitability and results of operations could be materially and adversely affected.

Our future success substantially depends on our ability to significantly increase our manufacturing capacity, output and sales. Our ability to carry out our expansion plans is subject to a number of risks and uncertainties. In addition, we may not be able to manage our expansion effectively.

Currently, we are building a new manufacturing center in Ningjin, Hebei Province, where we plan to install ten new manufacturing lines with an expected production capacity of 250 MW per annum. Two of these new lines are expected to commence operation in June 2008, while the remaining eight are expected to commence operation at a rate of two new lines per month in each of July, August, September and October 2008. Additionally, we are preparing for a new manufacturing and R&D center in Yangzhou, Jiangsu Province, where we plan to build ten solar cell manufacturing lines by June 2009, with a total production capacity of 250 MW. Three of these new lines are expected to commence production by the end of 2008 with a production capacity of 75 MW per annum.

Our ability to establish or successfully operate our additional manufacturing capacity and increase output as planned or at all is subject to significant risks and uncertainties, including:

•	our ability to expand and to operate new manufacturing facilities;

•	our ability to secure adequate supplies of silicon wafers and polysilicon, including our ability to maintain adequate working capital to make prepayments on such supplies;

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

If we are unable to establish or successfully operate additional manufacturing capacity or increase our manufacturing output on schedule or otherwise, we may be unable to expand our business as planned. If we are unable to carry out our planned expansions, we may not be able to meet customer demand, which could result in lower profitability and a loss in market share. Moreover, we cannot assure you that if we do increase our manufacturing capacity and output we will be able to generate sufficient customer demand for our products to support our increased production levels. In addition, to manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. We cannot assure you that we are able to improve our operations, personnel, systems, internal procedures and controls to adequately support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond effectively to competitive pressures.

Our future success is dependent on our initiation, maintenance and expansion of relationships with new and existing customers, suppliers and other third parties, some of which may terminate for reasons beyond our control.

Due to market conditions and other factors beyond our control, certain customer and/or supplier relationships that we entered into for expanding our customer/supply base may be terminated or suspended. For example, in January 2007, we signed a customer agreement with PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which we were to process polysilicon supplied by PowerLight into a total of 120 MW of solar cells. This contract was terminated by mutual agreement of the parties due to an unanticipated quality problem with respect to polysilicon supplied by PowerLight. Then in December 2007, we entered into a sales contract with Solaria Energia y Medioambiente. S.A. (or “Solaria Energia”), under which we agreed to sell up to 60 MW of solar cells to Solaria Energia. The performance of this contract is expected to resume pending the buyer’s procurement of necessary bank credit. If we are unable to initiate relationships with new customers, suppliers or other third parties, maintain or expand relationships with existing customers, supplies or other third parties, or resume or replace such relationships, our business, results of operations or financial condition may be materially and adversely affected.

If we continue to have any material weakness in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure controls and procedures, internal control over financial reporting, and other reporting obligations.

During the course of the preparation and external audit of our financial statements as of and for the year ended December 31, 2007, we and our independent registered public accounting firm identified the following material weakness in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board:

•

We did not have a sufficient number of finance personnel with an appropriate level of knowledge, experience and training in the application of GAAP and in internal controls over financial reporting commensurate with our reporting requirements.

A material weakness in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. While we have begun taking actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements, we cannot assure you if or when we will be able to remedy this material weakness, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the material weaknesses that we have identified during the course of preparation and external audit of our financial statements as of and for the year ended December 31, 2007 and other periods in the past recur, or if we identify additional material weaknesses or significant deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

In addition, as a public company we will be required to report, among other things, certain control deficiencies. If we are not able to continue to meet the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such the SEC or the NASDAQ Global Market. Any such action could adversely affect our financial results and the market price of our ADSs.

We are committed to continuing to improve our internal control processes. However, any control system, regardless of how well-designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional actions and measures to address any control deficiencies identified by us or our independent registered public accounting firm.

See also “Item 15 — Controls and Procedures.”

Our senior management has worked together for a relatively short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our limited operating history and recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, in September 2007, we hired a number of additional executive officers, including our president and chief operating officer, Dr. Kang Sun, our vice president of operations and acting chief technology officer, Dr. Qingtang Jiang, our vice president of business development, Ms. Jane Wu, and our vice president of sales and marketing, Mr. Raymond P. Wilson.

In December 2007, Dr. Ximing Dai, who had been our chief technology officer since July 2006, resigned from her seat on our Board of Directors and her post as our chief technology officer. She left our company in February 2008. Her resignation was tendered for personal reasons and she departed on amicable terms. We have continued to utilize in our operations certain proprietary technical know-how that was transferred to us by Australia PV Science & Engineering Co., a company wholly owned by Dr. Ximing Dai., as part of her initial capital contribution to our company. After Dr. Ximing Dai’s resignation, Dr. Qingtang Jiang became our acting chief technology officer.

Mr. Hexu Zhao, who has been our chief financial officer since July 2006, will resign from his post as our chief financial officer on May 9, 2008. His replacement, Mr. Daniel Lui, is a finance executive with over 20 years of working experience and had served as chief financial officer for various technology-related companies operating in the greater China market, including China Motion NetCom Ltd., Fiberxon Technology (Shenzhen) Co. Ltd. and PacificNet Inc. (the last of which is currently opposing an involuntary bankruptcy petition brought on by certain of its lenders).

In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which could result in us losing market share, business opportunity and revenues.

As we have granted and will continue to grant employee share options to certain of our directors, officers, employees and consultants, our net income will be adversely affected.

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of our issued share capital to certain of our directors, employees and consultants. As of May 1, 2008, we have granted options to purchase 9,185,000 ordinary shares to a number of our directors, employees and consultants. From January 1, 2007 to May 1, 2008, unvested options granted to certain employees and consultants, amounting to 472,000 ordinary shares, were cancelled after the termination of these individuals’ employment or services with us. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plan.”

Additionally, some of our executive officers received restricted stock units, or RSUs, for 510,000 ordinary shares in September 2007. RSUs are a promise by the Company to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights. These shares will be issued to them if they remain employed with us for the vesting period starting from their respective date of employment with us. Mr. Huaijin Yang, our chief executive officer, has agreed to cause Improve Forever Investment Limited, a shareholder of ours that is controlled by Mr. Huaijin Yang, to surrender to our company the same number of our ordinary shares for us to settle these RSUs when they vest. As of March 31, 2008, 450,000 RSUs have vested to their respective holders.

In accordance with Statement No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123(R), of the Financial Accounting Standards Board, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees, we are required to account for compensation costs for all share options including share options and RSUs granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses have a material and adverse effect on our reported earnings for the year ending December 31, 2007 and over their vesting periods.

Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we stop granting options, or reduce the number of options granted, under our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. As we have granted and will continue to grant employee share options or other share-based compensation in the future, our net income will be adversely affected.

There are potential conflicts of interest between us and our largest shareholder, Jinglong BVI.

Jinglong BVI, which is controlled by the shareholders of Jinglong Group, is our largest shareholder. In addition, Mr. Baofang Jin, the chairman of our Board of Directors, is a shareholder of Jinglong BVI and is also the chairman of Jinglong Group. Jinglong Group currently provides a number of products and services to us, including silicon wafer supply and real property leases. Our transactions with Jinglong Group are governed by a number of contracts between Jinglong Group and us, the terms of which were negotiated on an arm’s length basis. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —Transactions with Jinglong Group.” However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our Board of Directors which could cause us to take actions that may not be in our best interests. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future.

We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our products to a limited number of customers, most of which are module manufacturers based in China. For the year ended December 31, 2007, approximately 41.1% of our total revenues were derived from sales of our solar cell products to our three largest customers. Sales to our top ten customers accounted for approximately 78.8% of total revenues for the year ended December 31, 2007. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection of our competitor’s products by one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

We compete in a highly competitive market and many of our competitors have resources greater than ours.

The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. In the global market, our competitors include photovoltaic divisions of large conglomerates, such as BP Solar International Inc., Schott AG, Sharp Corporation, Mitsubishi Electric Corporation and Sanyo Electric Co., Ltd., specialized cell and module manufacturers such as Motech Industries, Inc., E-Ton Solar Tech Co., Ltd., Q-Cells AG, as well as integrated manufacturers of photovoltaic products such as SolarWorld AG. In the Chinese market, we compete with Suntech Power Co., Ltd., China Sunergy Co., Ltd., Solarfun Power Holdings Co., Ltd., Yingli Green Energy Holding Company Limited and Jiangyin Jetion Science & Technology Co., Ltd. Some of our competitors have become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Many of our competitors are developing or currently producing products based on new photovoltaic technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history in some cases provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

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

Currently, we are building ten new solar cell manufacturing lines in Ningjin, Hebei Province, which we expect will, upon their expected completion, increase our production capacity by 250 MW per annum. Two of these lines are expected to commence operation in June 2008, while the remaining eight are expected to commence operation at a rate of two new lines per month in each of July, August, September and October 2008. We are also building a new R&D center and three new solar cell manufacturing lines in Yangzhou, Jiangsu Province, which we expect will, upon their expected completion by the end of 2008, increase our production capacity by 75 MW per annum. In addition, we are preparing for the construction of seven additional new manufacturing lines in Yangzhou, which we expect will, upon their expected completion in June 2009, increase our production capacity by 175 MW per annum.

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

Our quarterly revenues and operating results may be difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and operation results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, including seasonality of demand for solar power products, changes in market conditions and industry environment, and changes in government policies or regulations. For example, purchases of solar power products tend to decrease due to severe weather conditions in winter months, which complicates the installation of solar power systems. Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline if our operating results for any particular quarter fall below investor expectations.

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

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, government bodies in many countries, most notably Germany, Spain, Japan and the U.S., have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of feed-in tariffs over time. Some solar program incentives expire or decline over time or are limited in total funding or require renewal of authority. Reductions in, or eliminations or expirations of, these governmental subsidies and economic incentives could result in decreased demand for our products and cause our revenue to decline. In addition, despite governmental subsidies and economic incentives, these countries may from time to time experience a slowdown in demand for photovoltaic products. This may also have an adverse effect on our revenues.

The lack or unavailability of financing or an increase in interest rates could make it impossible or difficult for end-users to finance the cost of solar power systems and could reduce the demand for our solar cells.

The end products that use our solar cells are used in both on-grid applications and off-grid applications. Off-grid applications are used where access to utility networks is not economical or physically feasible. Government agencies and the private sector have, from time to time, provided financing on preferential terms to promote the use of solar energy in both on-grid and off-grid applications. We believe that the availability and cost of such financing programs could have a significant effect on the level of sales of solar power products. If existing financing programs for on-grid and off-grid applications are eliminated or if financing in general become inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause our sales of solar cells to decline. In addition, for those end-users who depend on debt financing to fund the initial capital expenditure required to purchase and install a solar power system, an increase in interest rates could make it difficult for them to secure the financing necessary to purchase and install a solar power system on favorable terms, or at all and thus lower demand for our solar cells and reduce our net sales. Furthermore, we believe that a significant percentage of the end-users install solar power systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower investors’ return on investment in solar power systems, or make alternative investments more attractive relative to solar power systems, and, in each case, could cause these end-users to seek alternative investments.

Future increases in the supply of polysilicon, increased competition and other changing market conditions may cause a decline in the demand and average selling prices of solar cells and may potentially increase the level of our earnings volatility and reduce our profitability.

Due to the current shortage of polysilicon, solar cell manufacturers are experiencing over-capacity. However, it is generally expected that the polysilicon supply constraints will ease in 2009 as silicon producers increase their production. Any significant increase in the polysilicon supply may allow higher utilization of existing and planned solar cell production capacity which could result in significant downward pressure on the average selling prices of solar cells. In addition, increased competition from existing solar cell producers and new market participants as well as changes in other market conditions, such as reduced demand for solar power products in the end user markets, may cause a decline in the demand and average selling prices of solar cells from time to time. The average selling price of our solar cells has decreased from RMB 25.9 per watt in 2006 to RMB 22.5 per watt in 2007; and we expect such decline to continue over time. If we are unable to lower our production cost per watt to the same extent as the average selling price per watt declines, the level of our earnings volatility would increase and our profitability would decline, which would materially and adversely affect our business, financial condition and results of operations.

We obtain certain manufacturing equipment from sole or a limited number of suppliers and if such equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of our equipment used in the manufacture of our solar cell products has been developed and made specifically for us, is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we obtain some equipment from sole or a limited number of suppliers. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production.

Problems with product quality or product performance may cause us to incur warranty expenses, damage our market reputation and prevent us from achieving increased sales and market share, or result in a decrease in our revenues and market share.

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

In addition to our core business of producing solar cells, we also provide solar module assembly services to our customers, whereby third party OEM companies are engaged by us to assemble the solar cells we produce into solar modules as required by our customers. With respect to these solar modules, we provide either (i) a 2 to 5 year warranty that the modules will be free from defects in materials and workmanship from the production date, or (ii) a 10 and 25 year performance warranty against declines of more than 10.0% and 20.0% of initial power generation capacity from the time of delivery. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenue. We therefore, in accordance with industry practices, accrue 1% of our sales of solar modules as a warranty cost. The total sales of solar modules in 2007 was RMB 92.9 million (US$12.7 million). Consequently, we incurred an estimated warranty cost of RMB 0.9 million (US$0.1 million). Because we just started to provide our solar module assembly services, the solar modules have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.

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

We rely heavily on the continued services of our executive officers, including Mr. Huaijin Yang, our chief executive officer and Dr. Kang Sun, our president and chief operating officer. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some or all of our customers. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Each of our executive officers and other key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our employees and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. Also, because patent applications in many jurisdictions are kept confidential for 18 months before they are published, we may be unaware of other persons’ pending patent applications that relate to our products or processes. Our wafer suppliers may also become subject to infringement claims, which in turn could negatively impact our business as they may no longer be able to fulfill their wafer delivery obligations under their contracts with us or refund our outstanding prepayments in a timely manner or at all. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers deferring or limiting their purchase or use of our products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

As we use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities, we are required by PRC law to obtain pollutant discharging permits and undergo government-administered safety examinations with respect to our production facilities. As of the date of this annual report, our pollutant discharging permits are pending renewal by PRC environmental regulatory agencies, which we expect to be completed after these agencies complete their inspection of our new manufacturing lines. So far, we have not been assessed any penalty for any non-compliance with PRC environmental laws and regulations. However, we may be required to pay fines, suspend production or cease operation. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

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

For strategic reasons and in an effort to maximize returns on our unused capital reserves, we may, from time to time, invest in available-for-sale securities purchased on the open market, which may, due to market forces beyond our control, result in the recognition of losses that will adversely affect our financial results.

For both strategic reasons and in an effort to maximize the return on our unused capital reserves, we have invested in certain available-for-sale securities purchased on the open market. The fair value of these securities are driven by market forces beyond our control and may decline over time. To protect the value of our investment and minimize the recognition of losses, if any, we may, from time to time, dispose of such securities at the discretion of our board of directors. To the extent that we, in compliance with GAAP and other applicable rules and regulations, determine that a decline in the fair value of any of our available-for-sale securities is other-than-temporary, we are obligated to recognize such decline as a loss, which will in turn adversely affect our financial results.

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

We conduct substantially all of our business inside China through our various wholly-owned subsidiaries and is therefore subject to laws and regulations applicable to foreign investment in China, including laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our operating subsidiaries in China are subject to legal limitations in paying dividends to us.

The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiaries are also required to set aside at least 10.0% of their after-tax profits based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50.0% of their respective registered capital. These reserves are not distributable as cash dividends. In addition, at the discretion of their respective Board of Directors, our PRC subsidiaries may allocate a portion of their after-tax profits to their respective staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Further, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

According to relevant PRC tax laws and regulations, all profits accumulated up to December 31, 2007 by our PRC subsidiaries can be distributed to us free of withholding tax. Under the new PRC tax law and its implementation rules, both of which became effective on January 1, 2008, however, profits generated by our PRC subsidiaries after December 31, 2007 will be subject to a 10% withholding tax if they are to be distributed to us as dividends.

Fluctuation in the value of the Renminbi versus that of other foreign currencies may have a material adverse effect on our business and on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi from approximately RMB 8.2765 per US$1.00 as of July 21, 2005 to RMB 6.9860 per US$1.00 as of May 6, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a significant portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs.

In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars received from our initial public offering and our follow-on offering into Renminbi for our operations, an appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. In this particular regard, for the year ended December 31, 2007, we incurred foreign exchange loss totaling up to RMB 112.8 million (US$15.5 million). Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi may have a negative effect on the U.S. dollar amount available for these purposes.

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

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds we have received from our initial public offering and our follow-on offering to make loans or additional capital contributions to our PRC operating subsidiaries.

Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. To utilize the proceeds of our initial public offering and our follow-on offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

We may also finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts (“MOFCOM”). We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds we have received from our initial public offering and our follow-on offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

In accordance with the PRC’s Foreign Enterprise Income Tax (“FEIT”) Law and the related implementation rules, foreign-invested enterprises (“FIEs”) established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. Our operating subsidiary, JA Hebei, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities. Specifically, with respect to income generated by assets acquired by JA Hebei during the fiscal years 2005 and 2006, JA Hebei will receive a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010. With respect to income generated by assets newly acquired by JA Hebei through capital injection made during May and August of 2007 (the “2007 newly-acquired assets”), JA Hebei could receive a two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011, subject to the approval of the provincial tax authority. JA Hebei has obtained the approval of the relevant provincial-level tax authority in this regard.

In March 2007, the National People’s Congress of China enacted a new Corporate Income Tax Law, or CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. The CIT Law provides a transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms. In December 2007, the State Council promulgated the Notice on Implementation of Corporate Income Tax regarding Transition Period Preferential Treatment (the “Transition Period Implementation Rules”). In general the CIT Law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period. However, the CIT law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired by a qualified entity through new capital injection after March 16, 2007. Therefore, there might be uncertainty as to whether the additional “2 year exemption plus three year 50% tax reduction” will be granted by the local tax authority to JA Hebei on profits generated from assets it acquires through new capital injection after March 16, 2007. When our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

In accordance with the CIT Law, FIEs which were duly formed before the promulgation of CIT Law may continue to enjoy their fixed period tax exemption and preferential tax reduction after the date of effectiveness of the CIT Law. For FIEs that have not yet made any profit, such fixed term of tax exemption and preferential tax reduction shall be calculated from January 1, 2008 onwards. JA Yangzhou was incorporated on September 7, 2006 as a FIE and subsequently acquired by JA BVI on November 19, 2007. It might enjoy a two-year enterprise income tax exemption for 2008 and 2009, as well as a 50% enterprise income tax reduction for 2010, 2011 and 2012, subject to the approval of its competent tax authority. In the event that JA Yangzhou cannot obtain such approval, it might not enjoy such enterprise income tax preferential treatment and our profits might be adversely affected.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The newly enacted CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law. If we are required under the CIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas, or Circular No. 75, and the implementation procedures of such regulations have been further clarified by circular No. 106 issued by the Department of General Affairs of SAFE on May 29, 2007. Circular No. 75 states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. Our shareholders who are PRC residents as determined by the relevant branch of SAFE have registered with the relevant branch of SAFE with respect to their investments in us and our acquisition of their interests in JA Hebei as currently required. However, we cannot provide any assurances that their existing registrations have fully complied with, and they will make necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by these SAFE circulars. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject these PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’ ability to distribute dividends to our company.

As it is uncertain how SAFE will interpret or implement these circulars, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our business and prospects.

PRC rules on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.

On August 8, 2006, six PRC government and regulatory authorities, including the MOFCOM and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, requires that an offshore specific purpose vehicle, or SPV, formed for the listing purpose through acquisition of PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Tian Yuan Law Firm, advised us that the CSRC approval was not required for our initial public offering and the listing of our ADSs on The Nasdaq Global Market and this offering. However, we cannot assure you that the relevant PRC governmental agencies, including MOFCOM and other applicable departments of the CSRC, would reach the same conclusion as our

PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial and follow-on offerings and the listing of our ADSs on the Nasdaq Global Market, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

All employee participants in our existing stock option plans who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals and its related Implementing Rule, on April 6, 2007, the department of general administration affairs of SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular No. 78. For any employee stock incentive plans which are so covered and are adopted by an overseas listed company, Circular No. 78 requires the employee participants who are PRC citizens to register their participation in the plan with SAFE or its local branch and report to such agency within ten days of the beginning of each quarter after their initial registration. Registration should be made by July 5, 2007 if the employee participated in such plan prior to April 6, 2007. In addition, Circular No. 78 also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock option.

Circular No. 78 has not yet been made publicly available or formally promulgated by SAFE, but SAFE has begun enforcing its provisions. Nonetheless, it is not predictable whether it will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans or incentive plans. If it is determined that our employee stock option plan is subject to Circular 78, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to obstacles in converting benefits received under such plan into Renminbi, as well as fines and legal sanctions, and prevent us from further granting options under our employee stock incentive plan to our employees, which could adversely affect our business operations. To help mitigate this risk, we have registered our 2006 stock incentive plan with Hebei Provincial Administration of Foreign Exchange in accordance with Circular No. 78 and obtained its approval in February 2008.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations. From the initial listing of our ADSs on the Nasdaq Global Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs have ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to the date of this annual report, the closing prices of our ADSs have ranged from US$12.39 to US$25.75 per ADS. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — A. Material Modifications to the Rights of Securities Holders.” The last reported trading price of our ADSs on May 6, 2008 was US$23.48 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we have 154,355,500 ordinary shares outstanding, including ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” The remaining ordinary shares outstanding will be available for sale, in the case of the ordinary shares that certain option holders will receive when they exercise their share options subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

Our third amended and restated articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our third amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our Board of Directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board of Directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our third amended and restated articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

Our corporate affairs are governed by our third amended and restated articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, our Board of Directors or our controlling shareholders than they would as shareholders of a U.S. public company.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We commenced our business in May 2005 through JingAo Solar Co., Ltd., or JA Hebei, a limited liability company established in China. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating JA Development Co., Ltd., or JA BVI, in the British Virgin Islands in July 2006. JA BVI acquired all of the equity interests in JA Hebei through a series of transactions that have been accounted for as a recapitalization. In particular, JA BVI paid US$15 million to JA Hebei’s former shareholders in proportion to their percentage of ownership in JA Hebei before the recapitalization to acquire all of the equity interests of JA Hebei, and the former shareholders of JA Hebei contributed US$6.75 million to JA BVI’s capital also in proportion to their percentage of ownership in JA Hebei. As a result, the percentage of common share ownership before and after the recapitalization remained the same. The net effect of the US$15 million payment and the US$6.75 million contribution is a return of capital of US$8.25 million to the former shareholders of JA Hebei, which was accounted for as a net return of capital to shareholders with a charge to additional paid-in-capital in September 2006.

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

In November 2006, we established our subsidiary in Fengxian, Shanghai, Shanghai JA Solar Technology Co., Ltd., or JA Fengxian, in the form of a Sino-foreign joint venture limited liability company that is 43.75% owned by JA Hebei and 56.25% owned by JA BVI. In March 2007, JA BVI and JA Hebei entered into a share transfer agreement, under which JA BVI acquired JA Hebei’s 43.75% equity interest in JA Fengxian and became the sole shareholder of JA Fengxian.

In April 2007, we caused JA BVI to incorporate a wholly-owned subsidiary in California, U.S.A., JA Solar USA Inc., to engage in after-sales and other related services in the U.S.

In June 2007, we caused JA BVI to establish a wholly-owned subsidiary in Zhabei, Shanghai, Shanghai JA Solar PV Technology Co., Ltd.

In November 2007, for purposes of conducting our future operations in Yangzhou, Jiangsu Province, we acquired Yangzhou Jinhong Technology Development Co., Ltd., a shell company established in 2006 but did not yet actively engage in any operations. We renamed this entity JA Solar Technology Yangzhou Co., Ltd., which is now wholly owned by JA BVI.

In December 2007, we established another wholly-owned subsidiary in Hong Kong, JA Solar Hong Kong Limited.

The following diagram illustrates our corporate structure, the place of formation and the ownership interests of our subsidiaries as of the date of this annual report.

*	Indicates the jurisdiction of incorporation.

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

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a description of our principal capital expenditures since our inception of business.

B. BUSINESS OVERVIEW

Overview

We believe that we are one of the leading China-based manufacturers of high-performance solar cells as measured by solar cell production in 2007. We believe our China-based operations allow us to lower our operating costs and expand our manufacturing facilities efficiently relative to solar cell producers located in higher cost locations. We were established in May 2005 and commenced commercial operations in April 2006 with one solar cell manufacturing line located in Hebei, which has a rated manufacturing capacity of 25 MW per annum. With our experienced technical and production teams, we reached full production capacity on our first manufacturing line in July 2006. We have since then ramped up six additional manufacturing lines in the same location, with each line having a rated manufacturing capacity of 25 MW per annum. Two of these lines became fully operational in October 2006 and the other four lines became fully operational in August 2007, which increased our total rated manufacturing capacity to 175 MW per annum.

Currently, we are building ten new solar cell manufacturing lines in Ningjin, Hebei Province, which we expect will, upon their expected completion, increase our production capacity by 250 MW per annum. Two of these lines are expected to commence operation in June 2008, while the remaining eight are expected to commence operation at a rate of two new lines per month in each of July, August, September and October 2008. We are also building a new R&D center and three new solar cell manufacturing lines in Yangzhou, Jiangsu Province, which we expect will, upon their expected completion by the end of 2008, increase our production capacity by 75 MW per annum. In aggregate, our production capacity is expected to reach 500 MW per annum by the end of 2008. In addition, we are preparing for the construction of seven additional new manufacturing lines in Yangzhou, which we expect will, upon their expected completion in June 2009, increase our production capacity by 175 MW per annum.

Access to supplies of silicon wafers, the most important raw material for manufacturing solar cells, is crucial to the success of solar cell manufacturers, including us. We have entered into long term wafer supply contracts with among others, Jinglong Group, which is owned by the shareholders of our largest shareholder, Jinglong BVI, as well as M.SETEK, Shunda, ReneSola and GCL. To further mitigate the industry-wide shortage of polysilicon, we have also entered into a 12-month polysilicon supply agreement with M.SETEK, under which polysilicon deliveries to us began in January 2008. In addition, to protect against supply shortfalls due to delays or failures by our suppliers to deliver amounts specified under these contracts, we actively engage in discussions with other potential suppliers to secure additional supplies of silicon wafers and/or polysilicon materials.

We use advanced processing technologies to produce high quality solar cells. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.1% to 16.9%. We sell our products to solar module manufacturers who assemble and integrate our solar cells into modules and systems that convert sunlight into electricity. Solar modules and systems that incorporate our products are distributed globally, including to end-customers in China, Germany, Sweden, Spain, South Korea and the United States.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on growth opportunities in the solar power market:

•

Access to Solar Wafers through Long-Term Supply Contracts. We have entered into long-term silicon wafer supply contracts with a number of suppliers, including Jinglong Group, M.SETEK, ReneSola, Shunda and GCL, in amounts that we believe would allow us to substantially meet our anticipated production needs for 2008. Under these contracts, minimum monthly delivery volumes are generally fixed, but the wafer prices can be periodically renegotiated between us and the suppliers based on then prevailing market conditions.

•

Experienced Management Team with Proven Industry Track Record. We have an experienced management team that has demonstrated its ability to successfully execute our business plans. Under the leadership of our management team, we have increased our manufacturing capacity, revenues and profits through rapid organic growth. Our chief executive officer, Mr. Huaijin Yang, has more than eight years work experience in the solar power industry and is well-respected by many solar power companies in China and abroad. Our chief operating officer, Mr. Kang Sun, has over 20 years experience in enterprise management, business and technology development, and venture investment, including executive positions at some of the world’s largest companies in the semiconductor industry. Mr. Daniel Lui has over 18 years of professional and commercial accounting experience, 8 of which in mainland China, and carries the credentials of Chartered Accountant (British Columbia, Canada) and CPA-inactive (Washington, USA). Our acting chief technology officer, Dr. Qingtang Jiang, who is leading our research and development efforts, had led and/or supervised technology and product development initiatives at various China- and overseas-based companies, including Huahong NEC Electronics Company, Texas Instruments, National Semiconductor and Siliconix. We have further strengthened our management team by hiring several additional executive officers, including a vice president of operations, a vice president of business development and a vice president of sales and marketing, each of whom with significant international operational experience and related industry expertise.

•

Scalable Manufacturing Capacity and Low Overhead and Operating Costs. We believe we have the ability to cost-effectively scale up our manufacturing capacity in a relatively short period of time. We commenced commercial operations in April 2006 with one solar cell manufacturing line with a rated manufacturing capacity of 25 MW per annum. By August 2007, we have ramped up six additional manufacturing lines and increased our total manufacturing capacity to 175 MW per annum. We have access to additional land and facilities on reasonable commercial terms through leases with Jinglong Group that would allow us to construct new plants for additional manufacturing lines in Ningjin, Hebei Province; and we have begun the construction of a new manufacturing center in Yangzhou, Jiangsu Province. In addition, our established relationships with our equipment suppliers will allow us to procure equipment needed for our new manufacturing lines in a timely manner. In terms of operating costs, we believe our location in China provides us with access to low-cost utilities, rent, and research and development and manufacturing personnel.

•

Advanced Solar Cell Process Technology. Our advanced process technologies allow us to produce high quality solar cells with good consistency in cell efficiencies and relatively low wafer breakage rates. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.1% to 16.9%. Since commencement of our commercial operation in April 2006, our quarterly average wafer breakage rates have been kept below 2.5%.

•

Ability to Quickly Broaden and Diversify our Customer Base. As we increased our production and our products gained more market recognition for their quality, we have broadened and diversified our customer base. In 2007, we had 17 customers who have each purchased 1.2 MW or more of our solar products. In addition, we have established a customer base which includes some of the key players in the solar power industry. While we currently sell our products to customers primarily in China, we believe most of the solar modules incorporating our solar cells are distributed globally, and we have sold our products directly to customers in Germany, Sweden, Spain, South Korea and the United States.

Our Strategies

Our objective is to become a leader in developing and manufacturing low-cost, high-performance solar power products. We intend to achieve this objective by pursuing the following strategies:

•

Extend Existing Supply Contracts and Secure New Supply Commitments. We intend to continue working with our existing suppliers to extend their contractual commitments to supply us with silicon wafers and to expand our sources of supplies by entering into new supply contracts with other suppliers. In addition to our wafer supply contracts with Jinglong Group, M.SETEK, ReneSola, Shunda and GCL, we also obtain supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group and other third parties to process wafers from such ingots or polysilicon for us.

•

Selectively Pursue Opportunities to Expand our Operations into Upstream and Downstream Businesses. To leverage our strengths in solar cell production, we plan to selectively pursue opportunities in upstream and downstream businesses in the solar power value chain, including setting up joint ventures with, making strategic investments in, forming strategic alliances with, or acquisitions of, companies which engage in polysilicon manufacturing, polysilicon processing, wafer manufacturing and/or module manufacturing businesses. We believe vertical integration would allow us to compete more effectively in the solar power industry, realize more technical and cost synergies, and capture additional profits at different states of the solar power value chain.

•

Grow Revenue and Expand Manufacturing Capacity. To grow our revenue and increase our share in the global solar power market, we intend to rapidly expand our manufacturing capacity. We have achieved a total rated manufacturing capacity of 175 MW per annum in August 2007. We intend to increase our total rated manufacturing capacity to 500 MW per annum by the end of 2008 by adding ten more manufacturing lines in our new manufacturing center in Ningjin and three manufacturing lines in our new manufacturing center in Yangzhou. In addition, we plan to add seven more manufacturing lines in Yangzhou by June 2009, which we expect will, upon their expected completion, increase our production capacity by another 175 MW per annum.

•

Further Enhance our Technology through Focused Research and Development Efforts. We intend to further enhance our technology to improve solar cell efficiency and lower manufacturing costs by continuing to invest in research and development, as well as by working closely with the product development teams of our suppliers and customers. As part of this strategy, we are building a new manufacturing and R&D center in Yangzhou and increasing the level of our R&D efforts through our wholly-owned subsidiary in the United States, JA USA.

•

Build JA Solar into a Leading Brand and Expand Sales in New and Existing Markets with a Diversified Customer Base. We believe establishing name recognition of our brand JA Solar is important to increasing the awareness of our products both in China and overseas. We intend to differentiate our brand by enhancing the high quality of our products and our credibility and reliability as a long term business partner to our customers. We plan to expand our sales in China and overseas markets and diversify and grow our customer base to include more of the established players in the global solar power industry.

Our Products

We are focused on solar cell design and manufacturing, a stage in the solar power industry value chain that we believe has a significant amount of technology value added which results in higher profit potential and higher barriers to entry. We design, manufacture and market high-performance solar cells, which are made from specially processed silicon wafers. Our solar cells are assembled and integrated into solar modules and systems that convert sunlight into electricity through a process known as the photovoltaic effect. Solar cells are the key components of solar modules.

We currently produce and sell primarily monocrystalline solar cells and are in trial production of multicrystalline solar cells. In 2007, we sold a total of approximately 45.6 million 125 mm × 125 mm solar cells with a total power output of approximately 110.5 MW.

We also provide cell processing services to some of our customers who supply us with their own wafers and we process these wafers into solar cells that are sold back to them. In 2007, we produced approximately 19.1 MW of solar cells under this arrangement.

As an additional service to our customers, we also engage third party OEM producers to assemble the solar cells we produce into solar modules that meet our customers’ requirements. In 2007, we sold a total of 3.3 MW solar modules.

Product Features

Efficiency, format and cell thickness are the most important properties in determining production costs and sale price of solar cells.

•

Cell Efficiency. Cell efficiency refers to the ratio of the maximum power output of electric energy released and the light received. A cell with a higher degree of efficiency (having the same format) generates more electricity. Efficiency is a key determinant for sale price and therefore affects the profitability margins of the manufacturer. Our monocrystalline solar cells have generally achieved efficiency levels in the range of 16.1% to 16.9%. Cell efficiency is mainly affected by the following factors:

•

Wafer Quality. The quality of the wafer from which a cell is produced is of significant importance for the processing and the efficiency of cells. We currently buy wafers from Jinglong Group, M.SETEK, ReneSola, Shunda and GCL. Overall, the quality of wafers from our suppliers has been stable and consistent.

•

Manufacturing Process. We believe that we have developed and implemented advanced manufacturing processes in our production facilities. For example, we use special techniques in the diffusion process in order to fabricate high-performance cells with improved cell efficiency. In addition, we have a well-trained maintenance team that continuously monitors each step of our manufacturing process. We believe that this monitoring system has helped us maintain consistency and uniformity in the solar cells we produce and overall improved our cell efficiency, as well as helped us minimize the down-time of our manufacturing lines.

•

Format. The larger the format of a cell, the greater its power output (having the same efficiency). Accordingly, larger cells (having the same efficiency) can be sold for a higher price. On the other hand, a larger format generally results in increased breakage rates and higher material cost per watt. Given the uniform size of the wafers we currently obtain from our suppliers, we currently produce only solar cells with a format of 125 mm × 125 mm, which has a maximum power of 2.60 watts and an optimum operating voltage of 0.62v. We believe that we will be able to produce solar cells of different sizes after making minor adjustments to the equipment used in our manufacturing lines.

•

Cell Thickness. The thinner a cell, the less polysilicon is generally needed for its production. This facilitates a cost reduction per cell and the production of more cells from a given amount of polysilicon. However, thinner cells also tend to be more fragile and have higher breakage rates. One of our research and development projects is focused on refining process technologies for ultra-thin wafers. The average thickness of the silicon wafers from our suppliers is in the range of 190-220 microns. We are capable of processing silicon wafers that are as thin as 180 microns.

Manufacturing

Manufacturing Capacity and Facilities

Our current manufacturing facilities are located in Ningjin, Hebei Province. We intend to further expand our Ningjin facilities and build new facilities in Yangzhou, Jiangsu Province to meet our planned production requirements. To increase our total manufacturing capacity to 500 MW per annum by the end of 2008, we are currently building ten manufacturing lines in Ningjin and three manufacturing lines in Yangzhou. In addition, we plan to add seven more manufacturing lines in Yangzhou by June 2009.

The table below sets forth certain information regarding our current and planned manufacturing capacity in our Ningjin and Yangzhou manufacturing facilities:

Operating manufacturing capacity			Planned manufacturing capacity
Facilities location	Rated manufacturing capacity per annum (in MW)	Commencement date of commercial production	Facilities location	Rated manufacturing capacity per annum (in MW)	Commencement date of commercial production
Ningjin, Hebei	25 50 100	March 2006 October 2006 August 2007	Ningjin, Hebei	50 50 50 50 50	June 2008 July 2008 August 2008 September 2008 October 2008
			Yangzhou, Jiangsu	75 175	December 2008 June 2009

Total Rated Capacity	175		Total Rated Capacity	500

We have obtained the relevant PRC governmental approvals for production capacities of up to 400 MW and 200 MW in our new manufacturing centers in Ningjin and Yangzhou, respectively. In anticipation of our new Yangzhou manufacturing center’s reaching a planned production capacity of up to 250 MW by June 2009, we plan to procure the necessary PRC governmental approvals with respect to the additional 50 MW of production capacity.

Manufacturing Facilities in Ningjin, Hebei

Our current manufacturing center is located in Ningjin, Hebei, where we have seven operational solar cell manufacturing lines. We are also setting up ten more manufacturing lines in a new manufacturing center nearby and production is expected to commence there in June 2008.

For our existing manufacturing center in Ningjin, Hebei, we lease from Jinglong Group approximately 33,000 square meters of real property inside Jinglong industrial park, which houses our seven manufacturing lines, as well as offices, warehouses and R&D laboratories.

Our new manufacturing center in Ningjin, which has a total area of approximately 24,000 square meters and will house our ten new manufacturing lines, is also located in Jinglong industrial park. We plan to enter into a separate lease agreement with Jinglong Group for this new site on substantially the same terms as those of our lease for the existing manufacturing center and expect to execute this lease by June 2008.

Jinglong Group has advised us that they have obtained the land ownership right for the real property leased and to be leased by us and are in the process of obtaining the ownership certificate for the buildings that are built on such land from relevant government authorities. Jinglong Group has agreed to use their best efforts to obtain such certificate as soon as possible and has agreed to indemnify us for any losses that we may incur as a result of their failure to obtain such certificate. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Jinglong Group — Lease Agreements for Ningjin Facilities.”

Manufacturing Facilities in Yangzhou, Jiangsu

We are currently building a new manufacturing and R&D center in Yangzhou, Jiangsu, where we obtained the land use right with respect to 163,642 square meters of land at a price of RMB 168 per square meter for a total of RMB 28,835,312 (including taxes and related transaction costs). We plan to install ten new solar cell manufacturing lines on this site, three of which are expected to commence operation by the end of 2008 with an expected production capacity of 75 MW per annum, while the other seven are expected to commence operation by June 2009 with an expected production capacity of 175 MW per annum.

Manufacturing Process

We use a semi-automated manufacturing process to lower our operating costs and capital expenditures. We intend to optimize automation and manual operations in our manufacturing process to take advantage of our location in China, where the costs of skilled labor and engineering and technical resources tend to be lower than those in developed countries. The following provides a brief overview of the most important steps in our solar cell manufacturing process:

•

Texturing and cleaning. The solar cell manufacturing process begins with texturing of the surface of wafers which reduces the solar cell’s reflection of sunlight, followed by surface cleaning of the cells. The texturing process for multicrystalline wafers is slightly different from that for monocrystalline wafers. However, we believe we are capable of producing multicrystalline solar cells by making certain minor adjustments in our texturing process.

•

Diffusion. Next, through a thermal process, a negatively charged coating is applied to the positively charged raw wafers in a diffusion furnace. At the high furnace temperature, the phosphorous atoms diffuse into the wafer surface. As a result, the wafer now has two separate layers — a negatively charged layer on the surface and a positively charged layer below it.

•

Isolation. To achieve a clean separation of the negative and positive layers, the edges of the wafers are isolated through etching, a process that removes a very thin layer of silicon around the edges of the solar cell resulting from the diffusion process.

•	Anti-reflection coating. We then apply an anti-reflection coating to the front surface of the solar cell to enhance its absorption of sunlight.

•

Printing. In a screen printing process, we print silver paste and aluminum paste to the front and back surfaces of the solar cell, respectively, to act as contacts, with the front contact in a grid pattern to allow sunlight to be absorbed.

•

Co-firing. Subsequently, contacts are connected through an electrode firing process in a conveyor belt furnace at high temperature. The high temperature causes the silver paste to become embedded in the surface of the silicon layer forming a reliable electrical contact. The aluminum paste on the back of the cell serves as a mirror for particles, further enhancing the efficiency level.

•

Testing and sorting. Finally, we complete the manufacturing of solar cells by testing and sorting. The finished cells are sorted according to efficiency levels and optical criteria. Each cell is tested and subsequently assigned to a performance and quality class depending on the testing results.

Production Equipment

The major manufacturing equipment for solar cell production includes texturing machines, diffusion furnaces, edge isolators, wafer cleaning machines, coating systems, contact printers, co-firing machines and sorting machines. We purchase our equipment from various recognized equipment manufacturers in China, the United States and Europe. We have close relationships with the world’s leading equipment manufacturers in the solar power industry and work closely with selected equipment manufacturers to develop and build our solar cell manufacturing lines. In addition, we have developed technical specifications for the design of certain equipment and engaged manufacturers to construct the equipment in accordance with our specifications. This custom-made equipment is manufactured locally and used to substitute for certain equipment that we would otherwise be required to import from overseas at a higher cost. Our technical team is responsible for overseeing the installation of the manufacturing lines to ensure that the interaction between the various individual components and the entire production process is optimized.

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

Silicon Wafers

The success of our business and our growth strategy depend heavily on securing sufficient supply of silicon wafers to meet our existing and planned production capacity. In order to better manage our unit costs and to secure adequate supply of silicon wafers, we have entered into a number of multi-year supply agreements for silicon wafers, in amounts that are expected to substantially meet our anticipated production needs for 2008.

For example, we have entered into a long-term supply agreement with Jinglong Group that is automatically renewable at the end of 2010 for an additional three-year term, a 54-month supply agreement with M.SETEK, two multi-year supply agreements with ReneSola, a 41-month supply agreement with Shunda and a 93-month supply agreement with GCL. To safeguard against potential shortages of supply caused by market conditions that affect our suppliers, we have engaged in a practice of contracting for more silicon wafers than we expect to use.

The unit prices of silicon wafers under some of these agreements are fixed during an initial period of several months, after which, the prices will be determined by further negotiations. The unit prices under these agreements have typically been lower than those in the spot market at the time we entered into these agreements. As a condition to our receiving solar cells under these agreements and in line with industry practice, we are required to, and have made, prepayments for a portion of the total contract price to our suppliers.

Due to the industry-wide shortage of polysilicon, which is the essential upstream raw material that is used to make silicon wafers, we have from time to time experienced late or failed deliveries and supply shortages of silicon wafers. To help minimize the potentially adverse effect of such late or failed deliveries or supply shortages, we may, from time to time and depending on prevailing market conditions, adjust the delivery terms under certain supply contracts and/or allow other flexibilities in the manner in which our suppliers may fulfill their supply obligations to us. For example, we have recently amended our long-term wafer supply contract with Shunda in respect of the year 2008, which amendment allows Shunda to fulfill its supply obligations to us pursuant to a revised delivery schedule during 2008. We have also recently amended our long-term wafer supply agreement with M.SETEK in respect of the year 2008, whereby M.SETEK is given the option to supply us either silicon wafers or polysilicon during 2008, which option is intended to facilitate M.SETEK’s own sourcing of raw materials for its production of supplies to us and maintain a long-term supply relationship with us. To date, late or failed deliveries and supply shortages have not had a material effect on our output level. However, the increasing price of polysilicon has driven up the price of silicon wafers and thus our manufacturing costs since our inception (May 18, 2005) and may further increase our manufacturing costs notwithstanding our continuing efforts to source silicon wafers more efficiently.

We believe the average price of polysilicon and thus silicon wafers will remain high in the near term due to the continued strong demand for polysilicon and silicon wafers resulting from the rapid growth of the PV industry and the significant lead time required for building additional capacity for polysilicon and silicon wafer production. The average price of polysilicon and silicon wafers over the medium- to long- term will, however, depend on a number of factors, including the scope and progress of current and future manufacturing capacity expansion plans of the polysilicon and silicon wafer suppliers, the level of demand for polysilicon and silicon wafers from the PV and the semiconductor industries and any changes in government regulations and subsidies with respect to PV and other alternative energy sources that may significantly affect the demand outlook for polysilicon and silicon wafers. We believe that none of these factors can be predicted with reasonable certainty, and the average price of polysilicon and silicon wafer may increase or decrease significantly over the next three to five years (or longer) as a result of any combination of such factors. We cannot assure you that we will be able to secure sufficient quantities of silicon wafers at commercially reasonable prices to expand our manufacturing output as we planned.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We currently depend on a limited number of suppliers for the supply of our silicon wafer requirements. If our suppliers fail to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue.”

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers from Jinglong Group, M.SETEK, ReneSola, Shunda, GCL and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

Polysilicon

Polysilicon is the essential upstream raw material that is used to make silicon wafer and there is currently an industry-wide shortage of polysilicon. In order to mitigate against this shortage and help secure our silicon wafer needs, we have entered into a polysilicon supply agreement with M.SETEK. It has also been agreed that the prepayment we previously made to M.SETEK under our long-term wafer supply agreement with M.SETEK shall count toward this polysilicon supply agreement as well, thus relieving us of any additional prepayment obligation under this polysilicon supply agreement. The polysilicon obtained under this contract is processed into silicon wafers by Jinglong Group and other third party parties for us. To help facilitate M.SETEK’s continued performance under this agreement, we have amended our long-term wafer supply agreement with M.SETEK in respect of the year 2008, whereby M.SETEK is given the option to deliver to us either prescribed quantities of polysilicon under this agreement or such amounts of silicon wafers as per the terms of the long-term wafer supply agreement.

We may also from time to time obtain supplies of polysilicon from other third party suppliers and engage Jinglong Group or other third parties to process such polysilicon into silicon wafers for us

Ingots

We also obtain supplies of ingots from third party suppliers and engage Jinglong Group or other third parties to process wafers from such ingots for us.

Cell Processing

In order to maximize the effective utilization of our production capacity, we also enter into solar cell processing arrangements with customers who have their own wafer supplies. Under these arrangements, we would obtain silicon wafer supplies from these customers, and would be obligated to sell to these customers all or a substantial portion of the solar cells manufactured with these wafers.

Other Supply Sources

In anticipation of our growing production capacity and to protect against supply shortfalls due to delays or failures by our suppliers to deliver amounts specified under existing supply contracts, we are in active discussions with polysilicon and silicon wafer suppliers both from overseas and in China to secure additional medium- to long-term supply contracts.

Utilities

We consume a significant amount of electrical power and water in our production of solar cells. We have obtained the necessary approvals and/or permits from the relevant PRC governmental authority for our water and electricity usage in our existing Ningjin manufacturing center and are in the process of obtaining such approvals and/or permits with respect to our new manufacturing centers in Ningjin and Yangzhou.

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

We believe that we have a strong equipment maintenance team with well-trained personnel to oversee the operation of our manufacturing lines to avoid any unintended interruption, and to minimize the regular down time, of such manufacturing lines. To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with regular job training.

Markets and Customers

We sell our solar cells principally to solar module manufacturers, who assemble and integrate our products into modules and systems. We currently sell a substantial portion of our products to module manufacturers based in China. For the years ended December 31, 2006 and 2007, approximately 98.4% and 85.8% of our total sales revenue was made to customers based in China, respectively.

In terms of revenues for the year ended December 31, 2007, our five largest customers, which collectively represented approximately 61.2% of our total revenues, were, by order of revenue, (1) Canadian Solar Inc., (2) Wuxi Jiacheng, (3) Shanghai Chaori, (4) Jiangsu Aide Solar Energy S&T Co. (formerly Xuzhou Suntech Solar Energy Photoelectricity Product Co., Ltd.), and (5) Shanghai Solar Energy S&T Co., Ltd. Sales to our top ten customers accounted for approximately 78.8% of total revenues for the year ended December 31, 2007. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.”

In 2007, we entered into a number of solar cell supply contracts with our customers. For example, we entered into an agreement with Canadian Solar Inc. in March 2007 for the deliveries of solar cells valued at approximately US$50 million in 2007. In December 2007, we entered into an agreement with Solaria Energia, under which we will provide Solaria Energia with up to 60 MW of solar cells through the end of 2008. The performance under this contract is expected to resume pending buyer’s procurement of necessary bank credit.

We also provide cell processing services to some of our customers who supply us with their own wafers and we process these wafers into solar cells that are sold back to them. For the year ended December 31, 2007, we generated revenues of RMB 99.1 million (US$13.6 million) from solar cell processing services.

We currently sell our products to customers primarily in China, though we believe most of the solar modules incorporating our solar cells are distributed globally. We also sell a small portion of our products directly to overseas customers, including those in Germany, Sweden, Spain, South Korea and the United States. Our direct sales to overseas customers accounted for approximately 1.6% and 14.2% of our total sales revenue for the years ended December 31, 2006 and 2007, respectively.

Sales and Marketing

Our sales and marketing strategy is to capitalize on the prevailing global supply shortage of solar cells and selectively and quickly expand our customer base to include some established players in the global solar power industry. We currently focus on establishing long-term relationships with some existing customers to develop a loyal customer base. We also plan to expand our direct sales in selected overseas markets, including Germany, Sweden, Spain, South Korea and the United States.

We sell our products to module manufacturers and overseas primarily through a team of eight sales and marketing personnel. Our customers will supply modules assembled from our solar cells to end-users both in China and overseas. The end-users of our solar cell products are mostly in Europe, including Germany and Spain. We are actively working to expand our sales and distribution channels by selectively adding more sales and marketing personnel.

Real Property

We lease from Jinglong Group real property for our existing manufacturing center in Ningjin, Hebei, which houses our existing manufacturing lines, as well as offices and research and development laboratories. See “— Manufacturing — Manufacturing Capacity and Facilities — Manufacturing Facilities in Ningjin, Hebei.” We expect to enter into another lease with Jinglong Group for our new manufacturing center in Ningjin that is currently under construction, where we are building ten new manufacturing lines.

We obtained the land use right with respect to 163,642 square meters of land in Yangzhou, Jiangsu Province for the construction of our new manufacturing and R&D center. We paid a total amount of RMB 28,835,312 for this property (including taxes and related transaction costs) and obtained the relevant land use right certificate in April 2008. See “— Manufacturing — Manufacturing Capacity and Facilities — Manufacturing Facilities in Yangzhou, Jiangsu.”

In July 2007, we entered into a building purchase agreement with Shanghai Shibei Industrial New Zone Investment Co., Ltd. for an office building with an aggregate floor area of approximately 12,695 square meters located in Zhabei, Shanghai to be used as our future headquarters. We paid the total contract amount of RMB 112.7 million (US$15.5 million) in August 2007. In accordance with PRC law, we obtained the official real estate certificate for this property in March 2008. We moved into this new building in December 2007 and are seeking to lease four or more stories of the building to related or third parties.

Intellectual Property

We currently do not own any registered intellectual property rights and we rely on trade secrets and other similar protections. Dr. Ximing Dai, our former chief technology officer prior to her resignation in December 2007, had contributed to us in 2005, through her wholly-owned company, Australia PV Science & Engineering Co., certain process technology that she had developed for the production of solar cells. This technical know-how had an implied value of RMB 9.0 million and was counted as part of Dr. Ximing Dai’s equity investment in us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.” Following Dr. Ximing Dai’s resignation, we have continued to improve on such technology under the leadership and direction of Dr. Qingtang Jiang, our acting chief technology officer and vice president of operations.

Competition

The solar power market is intensely competitive and rapidly evolving. In the global market, our competitors include photovoltaic divisions of large conglomerates, such as Sharp Corporation and Sanyo Electric Co., Ltd., specialized cell and module manufacturers such as Motech Industries, Inc. and Q-Cells AG, as well as integrated manufacturers of photovoltaic products such as SolarWorld AG. In the Chinese market, we compete with Suntech Power Co., Ltd., China Sunergy Co., Ltd., Solarfun Power Holdings Co., Ltd., Yingli Green Energy Holding Company Limited and Jiangyin Jetion Science & Technology Co., Ltd. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our competitors are developing or currently producing products based on new solar technologies, including thin film, ribbon, sheet and nano technologies. These new technologies have certain advantages over the crystalline technologies that we currently use because the production process using the new technologies often can be integrated in a shorter and simpler process and require less silicon materials for production. As a result, our competitors using or developing these new technologies believe these technologies will ultimately cost the same as or less than the cost of crystalline technologies similar to ours, on a cost per watt basis. At present, however, we believe our products have higher efficiencies and longer lifetimes compared to products produced using these competing technologies. Our 125 mm × 125 mm monocrystalline wafers generally achieve conversion efficiency rates in the range of 16.1% to 16.9%, have an expected life of more than 20 years. On the other hand, the ribbon technologies on the market launched commercially currently achieve conversion efficiency rate at about 11% with cell sizes limited to 100-125 square centimeters; and commercial application of amorphous technologies have been on products with approximately 5% conversion efficiency. Nano technologies, which are not yet commercialized, are also expected to have close to 5% conversion efficiency.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We compete in a highly competitive market and many of our competitors have resources greater than ours.”

C. ORGANIZATIONAL STRUCTURE

For a description of our organizational structure, See “Item 4. Information on the Company — A. History and Development of the Company.”

D. PROPERTY, PLANT AND EQUIPMENT

With respect to our operations in Ningjin, we lease our offices, laboratories and plant buildings from Jinglong Group and own the equipment used in the production. With respect to our planned operations in Yangzhou, we have obtained the land use right with respect to the real property on which our production will be conducted and will own the equipment to be used in such production. For a description of our manufacturing facilities, manufacturing capacities, manufacturing process and production equipment, See “— B. Business Overview — Manufacturing.”

In July 2007, we entered into a building purchase agreement with Shanghai Shibei Industrial New Zone Investment Co., Ltd. for an office building with an aggregate floor area of approximately 12,695 square meters located in Zhabei, Shanghai to be used as our future headquarters. We paid the total contract amount of RMB 112.7 million (US$15.5 million) in August 2007 and moved into the building in December 2007. In accordance with PRC law, we obtained the official real estate certificate for this property in March 2008.

Environmental Matters

As we use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities, we are required by PRC law to obtain pollutant discharging permits and undergo government-administered safety examinations with respect to our production facilities. As of the date of this annual report, we have obtained the necessary permits and passed the necessary examinations with respect to the first three of our manufacturing lines and are in the process of doing the same with respect to our other manufacturing lines. So far, we have not been assessed any penalties for any non-compliance with PRC environmental law and regulations. However, if we fail to comply with such laws and regulations in the future, we may be required to pay fines, suspend production or cease operation. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment, facilities, and inventories (raw materials and products). These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to a total of approximately RMB 269.1 million as of December 31, 2007. We consider our insurance coverage to be consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.” We paid an aggregate of RMB 678,411 and RMB 2,986,763 in insurance premiums for the years ended December 31, 2006 and 2007, respectively.

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

A. OPERATING RESULTS

Overview

We are one of the leading manufacturers of high-performance solar cells based in China. We conduct our business primarily through our wholly-owned subsidiaries in China, and operate and manage our business as a single segment. We commenced our business through JA Hebei in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA Hebei transferred their equity interests in JA Hebei to JA Development Co., Ltd., or JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

We derive revenues primarily from sales of solar cells to solar module manufacturers. For the year ended December 31, 2007, our revenues and net income were RMB 2.7 billion (US$369.3 million) and RMB 400.4 million (US$54.9 million), respectively.

We have a limited operating history, which may not provide a meaningful basis to evaluate our business. You should consider the risks and difficulties frequently encountered by early-stage companies, such as us, in new and rapidly evolving markets, such as the solar power market. Recent growth in our results of operations should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.

Factors Affecting our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Demand for solar cells is critical to our business and revenue growth. The solar power market has experienced significant growth in the past few years and we expect it to have continued growth potential due to its advantages over other forms of electricity generation and the fact that it still constitutes only a small portion of the world’s energy output.

Capacity Expansion

We have been expanding our manufacturing capacity since inception, and we intend to further expand our manufacturing capacity by constructing more manufacturing lines. We commenced commercial production of our first solar cell manufacturing line with a rated manufacturing capacity of 25 MW per annum in April 2006. With our experienced technical and production teams, we were able to achieve its full manufacturing capacity in July 2006. We have since installed at the same location six additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum. Two of these lines became fully operational in October 2006 and the other four lines became fully operational in August 2007, increasing our total rated manufacturing capacity to 175 MW per annum.

Currently, we are building ten new solar cell manufacturing lines in Ningjin, which we expect will, upon their expected completion, increase our production capacity by 250 MW per annum. Two of these lines are expected to commence operation in June 2008, while the remaining eight are expected to commence operation at a rate of two new lines per month in each of July, August, September and October 2008. We are also building a new manufacturing and R&D center in Yangzhou, where we plan to build ten manufacturing lines by June 2009. Three of these new lines are expected to begin production with an expected aggregate production capacity of 75 MW per annum by the end of 2008, while the other seven are expected to begin production with an expected aggregate production capacity of 175 MW per annum by June 2009.

We believe that increases in production capacity have had, and will continue to have, a significant effect on our financial condition and results of operations by increasing our revenues through increases in the production and sales of solar cells, and lowering our per unit manufacturing costs through economies of scale.

Availability and Price of Silicon Wafers and Related Raw Materials

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

The success of our business and our growth strategy depends heavily on acquiring sufficient supply of silicon wafers to meet our existing and planned production capacity. We have entered into long-term silicon wafer supply contracts with Jinglong Group, M.SETEK, ReneSola, Shunda and GCL. Wafer prices under these contracts are generally renegotiable periodically between us and the suppliers based on the then-prevailing market conditions. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers.”

To further mitigate the industry-wide shortage of polysilicon, we have also entered into a polysilicon supply agreement with M.SETEK in January 2008. The polysilicon obtained under this contract is processed into silicon wafers for us by Jinglong Group and other third parties. We may also from time to time obtain supplies of polysilicon from other third party suppliers and engage Jinglong Group or other third parties to process such polysilicon into silicon wafers for us. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Polysilicon.” In addition, we also procure supplies of ingots from third parties and engage Jinglong Group and other third parties to process such ingots into silicon wafers for us. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Ingots.”

Furthermore, in order to maximize the effective utilization of our production capacity, we also enter into solar cell processing arrangements with customers who have their own wafer supplies. Under these arrangements, we would obtain silicon wafer supplies from these customers, and would be obligated to sell to these customers all or a substantial portion of the solar cells manufactured with these wafers. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Cell Processing.”

In anticipation of our growing production capacity, and to protect against supply shortfalls due to delays or failures by our suppliers to deliver amounts specified under existing contracts, we are in active discussions with polysilicon and silicon wafer suppliers both from overseas and within China to secure additional medium- to long-term supply contracts.

We cannot assure you that we will be able to acquire sufficient quantities of silicon wafers to expand our manufacturing capacity as we planned. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.”

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

We enter into sales contracts with customers which contain indicative delivery schedules. We price our products based on the prevailing market price at the time of the contracts with our customers, taking into account the size of the contract, the length of the contract, the strength and history of our relationship with each customer and our capacity utilization. The average selling price of our solar cells was approximately RMB 25.9 and

RMB 22.5 (US$3.08) per watt for the years ended December 31, 2006 and 2007, respectively. The decline in average selling price of our solar cells over these periods was mainly due to increased competition and changes in other market conditions. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies and reduced manufacturing costs.

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

Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.1% to 16.9%. We intend to further enhance our research and development efforts on process technologies in solar cell production which can increase conversion efficiency of solar cells and reduce production costs. As part of our strategy to achieve this, we are building a new manufacturing and R&D center in Yangzhou.

Customers

While we have demonstrated our ability to quickly broaden and diversify our customer base and we believe most of the solar modules incorporating our products are distributed globally, we sell our solar cell products primarily in China with a high customer concentration ratio. For the year ended December 31, 2006, approximately 98.4% of our total sales revenue was generated from sales to customers based in China. During this period, sales to our three largest customers, including two customers who had been our related parties until August 2006, represented approximately 41.3% of our total revenues. For the year ended December 31, 2007, approximately 85.8% of our total sales was generated from sales to customers based in China. During this period, sales to our three largest customers, represented approximately 41.1% of total revenues. Sales to our top ten customers accounted for approximately 84.3% and 78.8% of total revenues for the years ended December 31, 2006 and 2007, respectively. Our dependence on a limited number of customers for a significant portion of our revenues may cause significant fluctuations or declines in our revenues. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.”

In March 2007, we entered into an agreement with Canadian Solar Inc. for the delivery of solar cells valued at approximately US$50 million in 2007. In December 2007, we entered into an agreement with Solaria Energia, under which we have agreed to supply Solaria Energia with up to 60 MW of solar cells in 2008, the delivery of which will resume pending buyer’s procurement of necessary bank credit. See “Item 4. Information on the Company — B. Business Overview — Markets and Customers.” As such, we expect direct sales to third party overseas customers to increase and account for a more significant portion of our revenue going forward. These agreements are in line with our overall growth strategy and expansion plans. The terms of these agreements are not materially different from those of our other existing customer agreements.

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

Revenue recognition

Revenue recognition for solar cells and modules (hereafter “solar products”)

We, generally, recognize revenue from the sale of solar products at the time of shipment, at which point title and risk of loss transfer. We sell our solar products at agreed upon prices to our customers, which reflect prevailing market prices.

Our considerations for recognizing revenue are based on the following:

•

Persuasive evidence that an arrangement (sales contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have a right of return. We do provide a warranty on our solar module products.

•

Generally shipping terms are FOB shipping point from our premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership. Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

•

We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before we deliver our products, which we record as advances from customers. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Revenue recognition for solar cells processing

We provide solar cell processing services to produce solar cells on behalf of third parties who have their own wafer supplies. Under certain of these solar cell processing service arrangements, we purchase raw materials from a customer and agree to sell a specified quantity of solar cells produced from such materials back to the same customer. The quantity of solar cells sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from such customer based on current production conversion rates. We record revenues from these processing transactions based on the amount received for solar cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as solar cell processing revenue and the production costs incurred related to providing the processing services are recorded as solar cell processing costs within cost of revenue.

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. We did not record any allowance for doubtful as of December 31, 2006 and 2007. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

Advances to suppliers. Consistent with industry practice, we make short-term and long-term advances from time to time to secure our raw material needs of silicon wafers, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will provide for such losses on these advances. We determined that no provision is required for potential losses against supplier advances as of December 31, 2006 and 2007. If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required.

Inventory Valuation. Inventory is valued at the lower of cost or market value. Cost of inventories is determined by the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold. We did not record any provision for inventory valuation as of December 31, 2006 and 2007.

We outsource the assembly of solar modules, whereby third-party manufacturers assemble solar cells produced by us into modules according to the requirements of our customers. These outsourcing arrangements do not include transfer of title of the solar cell inventory to the third-party manufacturer. We maintain such inventory on our balance sheet as consignment inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the assembled solar modules, we pay a processing fee to the third-party manufacturer and include such fee in the production cost of the finished goods.

Impairment of long-lived assets. We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. We did not record any provision for impairment of our long-lived assets as of December 31, 2006 and 2007.

Share-based compensation. We account for the grant of employees share-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123(R), which requires all share-based payments to employees and directors, to be recognized in the financial statements based on their grant date fair values.

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

Grants to Employees

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

Prior to our initial public offering, the fair value of the ordinary shares was determined retrospectively to the time of grant. Determining the fair value of our ordinary shares on a pre-IPO basis requires making complex and subjective judgments. Management is responsible for determining the fair value and considered a number of factors including valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the time of grant. These judgments are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates and if we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying ordinary shares for the options granted would be different.

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

Income taxes. We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We recorded valuation allowances to reduce our net deferred tax assets to the amount of RMB 0 and RMB 5,569,615 as of December 31, 2006 and 2007, respectively. We have adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), accounting for uncertainty in income taxes. We have performed assessment on our tax positions related to FIN 48, and concluded that the adoption of FIN 48 did not have any material impact on our financial position as of December 31, 2007.

Net intangible asset. Our intangible asset comprises technical know-how contributed by one of our shareholders upon formation of JA Hebei and purchased accounting software. Technical know-how is carried at cost, less accumulated amortization. The technical know-how includes the design of our manufacturing lines, selection of manufacturing equipment, and specific technologies and methods for efficiency enhancement underlying the manufacturing processes. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years. Purchased accounting software is being amortized on a straight-line basis over the estimated life of five years.

Product warranties. It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with either a two-year or five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. We accrue 1.0% of our net revenues attributable to module sales as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Due to zero warranty claims to date, we accrue the estimated costs of warranties based primarily on an assessment of our competitors’ accrual history. Through our relationships with, and management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, we believe that accruing 1.0% of our net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. We have not experienced any material warranty claims to date in connection with declines of the power generation capacity of our solar modules. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Available for sale securities.

Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to the income during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to income.

Revenues

Our revenues for the years ended December 31, 2006 an 2007 and for the period from inception (May 18, 2005) to December 31, 2005 and as a percentage of our total revenues over the same period are as follows:

	From inception (May 18, 2005) to December 31, 2005		Year ended December 31,
			2006		2007
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	US	%
Solar products to third parties	—	—	565.3	81.2%	2,532.4	347.2	94.0%
Solar products to related parties	—	—	131.2	18.8%	62.2	8.5	2.3%
Solar cells processing	—	—	—	—	99.1	13.6	3.7%

Total Revenues			696.5	100.0%	2,693.7	369.3	100.0%

We derive revenues primarily from sales of solar cell products to solar module manufacturers, who then assemble and integrate our products into modules and systems. For the years ended December 31, 2006 and 2007, we sold a substantial portion of our products to a limited number of customers, most of which were module manufacturers based in China. For the year ended December 31, 2006, sales to our largest customer and three largest customers accounted for approximately 19.6% and 41.3% of our total revenues, respectively. During this period, the top two customers were our related parties until August 2006, and sales to them accounted for approximately 33.1% of our total revenues. For the year ended December 31, 2007, sales to our largest customer and three largest customers represented approximately 18.9% and 41.1% of our total revenues, respectively. Our three largest customers include one customer who had been our related party until August 21, 2006 and two other third parties. Sales to our top ten customers accounted for approximately 84.3% and 78.8% of total revenues for the years ended December 31, 2006 and 2007, respectively. Since we commenced commercial production in April 2006, we have broadened and diversified our customer base. For the year ended December 31, 2007, we had 17 customers who have each purchased 1.2 MW or more of our solar products. In addition, while our direct sales to overseas customers only accounted for approximately 14.2% of our total sales revenue for the year ended December 31, 2007, we believe most of the solar modules incorporating our solar cell products are distributed globally.

For the year ended December 31, 2007, we sold approximately 110.5 MW of solar cells at an average selling price of RMB 22.5 (US$3.08) per watt, as compared to 26.3 MW of solar cells at an average selling price of RMB 25.9 (US$3.32) per watt in 2006. The average selling price of our solar cell products has declined in 2007 due to, to a large extent, increased competition and changes in other market conditions. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies and reduced manufacturing costs.

For the year ended December 31, 2007, our revenues also included revenues from solar cell processing services which amounted to approximately RMB 99.1 million (US$13.6 million), or 3.7% of our total revenues. We provide solar cell processing services to customers who have their own wafer supplies. For the year ended December 31, 2007, we produced approximately 19.1 MW of solar cells under these processing arrangements. We provide solar cell processing services to customers mainly to utilize our excess production capacities when our wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities. Our revenues from solar cell processing constitute a small portion of our total revenues of 2007 and we believe will continue to constitute a small portion of our total revenues for the year 2008.

For the year ended December 31, 2007, our revenues also included revenues from solar modules which amounted to approximately RMB 92.9 million (US$12.7 million), or 3.4% of our total revenues. We provide solar module assembly services to our customers, whereby third party OEM companies are engaged by us to assemble the solar cells we produce into solar modules as required by our customers. For the year ended December 31, 2007, we sold approximately 3.3 MW of solar modules under these solar module contracts. We accrued 1.0% of our net revenues attributable to module sales as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Due to zero warranty claims to date, we accrue the estimated costs of warranties based primarily on an assessment of our competitors’ accrual history. Our revenues from solar modules constitute a small portion of our total revenues of 2007 and we believe will continue to constitute a small portion of our total revenues for the year 2008.

Cost of Revenues and Operating Expenses

For the year ended December 31, 2007, our cost of revenues and our operating expenses as a percentage of our total revenues were 77.7% and 5.7%, respectively, as compared to 75.3% and 5.9%, respectively, for the year ended December 31, 2006. Our cost of revenues primarily consists of silicon wafers, other direct raw materials and other cost of revenues. The following table sets forth the amounts of our cost of silicon wafers and other cost of revenues and each of them as a percentage of total cost of revenues for the periods indicated:

	From inception to December 31, 2005		Year ended December 31,
			2006		2007
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	US	%
Silicon wafers	—	—	473.2	90.3%	1,884.6	258.4	90.1%
Other	—	—	51.0	9.7%	208.2	28.5	9.9%

Total cost of revenues	—	—	524.2	100.0%	2,092.8	286.9	100.0%

Silicon wafers. Silicon wafers are the most important raw material of our solar cell products. For the years ended December 31, 2006 and 2007, cost of silicon wafers accounted for approximately 90.3% and 90.1% of our cost of revenues, respectively. We expect that the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the foreseeable future.

Other. Other cost of revenues consists primarily of other direct raw materials used in the manufacturing of solar cell products, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses, overhead expenses, as well as outsourcing costs and warranty expenses related to our solar module business. For the years ended December 31, 2006 and 2007, other cost of revenues accounted for approximately 9.7% and 9.9% of our cost of revenues, respectively.

Our operating expenses consist of selling, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses and each of them as a percentage of our total operating expenses for the periods indicated:

	From inception to December 31, 2005		Year ended December 31,
			2006		2007
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	US	%
Selling, general and administrative expenses	2.6	87.3%	39.7	96.7%	150.3	20.6	97.3%
Research and development expenses	0.4	12.7%	1.3	3.3%	4.2	0.6	2.7%

Total operating expenses	3.0	100.0%	41.0	100.0%	154.5	21.2	100.0%

Selling, general and administrative expenses.

Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, business travel expenses, fees and expenses of auditing and other professional services. Our selling, general and administrative expenses accounted for 87.3%, 96.7%, and 97.3% of our total operating expenses for the period from the inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base. We also expect general and administrative expenses to increase in absolute terms as a result of the expansion of our business.

On August 21, 2006, April 3, 2007, September 17, 2007 and November 5, 2007, we granted options to purchase 1,728,000, 2,400,000, 4,410,000 and 99,000 ordinary shares, respectively, to a number of our directors, employees and consultants. In September 2007, we also granted to certain employees RSUs for 510,000 ordinary shares. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plan.” Our share-based compensation expenses relating to our option grants and stock awards have had a material and adverse effect on our reported earnings for the years ended December 31, 2006 and 2007. We recognized share-based compensation charge of nil, RMB18.2 million and RMB 91.6 million (US$12.6 million) for the period from the inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. Share based compensation expenses are amortized over the vesting period of these options and RSUs ranging from six months to four years starting from the grant date.

On various dates in the first quarter of 2008, we granted options to purchase an additional 408,000 ordinary shares to a number of our directors, employees and consultants.

Research and development expenses.

Research and development expenses primarily consist of compensation and benefits for research and development personnel. Research and development expenses are expensed when incurred. Our research and development expenses accounted for 12.7%, 3.3%, and 2.7% of our total operating expenses for the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. We believe that research and development is critical to the success of our business and as a result, we intend to increase our investments in research and development. As part of our business strategy, we are building a new manufacturing and R&D center in Yangzhou and increasing our research and development efforts in the U.S. through our wholly-owned subsidiary, JA USA.

Interest (Income) Expense, net

We generated net interest income of RMB 0.04 million for the period from inception (May 18, 2005) to December 31, 2005 and incurred net interest expense of RMB 4.3 million in 2006. We generated net interest income of RMB 56.0 million (US$7.7 million) in 2007. Our net interest income in 2007 was primarily the interest generated from the proceeds from our initial public offering in January 2007 and follow-on offering in October 2007.

Foreign Exchange Gain/(Loss)

We incurred foreign exchange loss of RMB 0.1 million for the period from inception (May 18, 2005) to December 31, 2005 and generated foreign exchange gain of RMB 1.3 million for the year ended December 31, 2006. We incurred foreign exchange losses of RMB 112.8 million (US$15.5 million) in 2007. The exchange losses were incurred because a significant portion of our assets are denominated in USD, which depreciated significantly in 2007 relative to the RMB. Fluctuations in currency exchange rates, particularly between the U.S. dollar and the Renminbi, may continue to have a significant effect on our financial results.

Taxation

We are a tax exempted company incorporated in the Cayman Islands, and under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Our subsidiary JA BVI is a business company incorporated in the British Virgin Islands; under current laws of the British Virgin Islands, JA BVI is not subject to tax on income or capital gain.

In accordance with the PRC’s Foreign Enterprise Income Tax (“FEIT”) Law and the related implementation rules, foreign-invested enterprises, or FIEs, established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. Our operating subsidiary, JA Hebei, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities. Specifically, with respect to income generated by assets acquired by JA Hebei during the fiscal years 2005 and 2006, JA Hebei will receive a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010. With respect to income generated by assets newly acquired by JA Hebei through capital injection made during May and August of 2007 (the “2007 newly-acquired assets”), JA Hebei could receive a two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011, subject to the approval of the provincial tax authority. JA Hebei has obtained the approval of the relevant provincial-level tax authority in this regard.

In March 2007, the National People’s Congress of China enacted a new Corporate Income Tax Law, or CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms. In December 2007, the State Council promulgated the Notice on Implementation of Corporate Income Tax regarding Transition Period Preferential Treatment (the “Transition Period Implementation Rules”). In general the CIT Law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period. However, the CIT law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired by a qualified entity through new capital injection after March 16, 2007. Therefore, there might be uncertainty as to whether the additional “2 year exemption plus three year 50% tax reduction” will be granted by the local tax authority to JA Hebei on profits generated from assets it acquires through new capital injection after March 16, 2007. When our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

In accordance with the CIT Law, FIEs which were duly formed before the promulgation of CIT Law may continue to enjoy their fixed period tax exemption and preferential tax reduction after the date of effectiveness of the CIT Law. For FIEs that have not yet made any profit, such fixed term of tax exemption and preferential tax reduction shall be calculated from January 1, 2008 onwards. JA Yangzhou was incorporated on September 7, 2006 as a FIE and subsequently acquired by JA BVI on November 19, 2007. It might enjoy a two-year enterprise income tax exemption for 2008 and 2009, as well as a 50% enterprise income tax reduction for 2010, 2011 and 2012, subject to the approval of its competent tax authority. In the event that JA Yangzhou cannot obtain such approval, it might not enjoy such enterprise income tax preferential treatment and our profits might be adversely affected.

The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

Under the CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

As such, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of various tax holidays we currently enjoy or the incurrence of any new taxes we are required to pay.

We have made a partial valuation allowance against our net deferred tax assets. We evaluate a variety of factors in determining the amount of the valuation allowance, including our exit from the development stage during the year ended December 31, 2006, our limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. We expect to recognize future reversal of the valuation allowance either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases.

Recently Pronounced Accounting Standards

In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123(R) beyond December 31, 2007. We believe there will be no material impact on our financial statements upon adoption of this standard.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115. FAS 159 permits entities to choose to measure may financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using the fair value option. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS159 on our financial position or results of operations.

In December 2007, the FASB issued FAS 160, Non-Controlling Interest in Consolidated Financial Statements — including an amendment of APB 51. FAS 160 requires that a non-controlling interest continue to be attributed its share of losses even if that attribution results in a deficit non-controlling interest balance. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are in the process of assessing the impact of the adoption of FAS160 on our financial position or results of operations.

In December 2007, the FASB issued FAS 141R, Business Combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are in the process of assessing the impact of the adoption of FAS 141R on our financial position or results of operations.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated:

	From inception (May 18, 2005) to December 31, 2005		Year ended December 31,
			2006		2007
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	US$	%
Income Statement Data:
China	—	—	685.3	98.4%	2,310.5	316.7	85.8%
Outside China	—	—	11.2	1.6%	383.2	52.6	14.2%

Total revenues	—	—	696.5	100.0%	2,693.7	369.3	100.0%

Cost of revenues	—	—	(524.2)	(75.3)%	(2,092.8)	(286.9)	(77.7)%

Gross profit	—	—	172.3	24.7%	600.9	82.4	22.3%

Selling, general and administrative expenses	(2.6)	—	(39.7)	(5.7)%	(150.3)	(20.6)	(5.5)%

Research and development expenses	(0.4)	—	(1.3)	(0.2)%	(4.2)	(0.6)	(0.2)%

Total operating expenses.	(3.0)	—	(41.0)	(5.9)%	(154.5)	(21.2)	(5.7)%

Income/ (loss) from operations	(3.0)	—	131.3	18.8%	446.4	61.2	16.6%
Interest expense	—	—	(5.1)	(0.7)%	(6.6)	(0.9)	(0.2)%
Interest income.	0.04	—	0.8	0.1%	62.6	8.6	2.3%
Other Income	—	—	0.1	—	5.2	0.7	0.2%
Foreign exchange gain/(loss)	(0.1)	—	1.3	0.2%	(112.8)	(15.5)	(4.2)%

Income/ (loss) before income taxes	(3.1)	—	128.4	18.4%	394.8	54.1	14.7%
Income tax benefit/ (expenses)	—	—	—	—	5.6	0.8	0.2%
Net income/ (loss)	(3.1)	—	128.4	18.4%	400.4	54.9	14.9%

Preferred shares accretion	—	—	(1.6)	(0.2)%	(0.5)	(0.1)	(0.02)%
Preferred shares beneficial conversion charge	—	—	(34.7)	(5.0)%	—	—	—
Allocation of net income to participating preferred shareholders	—	—	(5.7)	(0.8)%	(1.7)	(0.2)	(0.1)%

Net income available to holders of ordinary share	(3.1)	—	86.4	12.4%	398.2	54.6	14.8%

Operating Data:
Products sold (in million units)	—	—	10.9	—	54.8	—	—
Products sold (in MW)			26.3	—	132.9	—	—
Average selling price per watt	—	—	25.9	—	22.5	3.08	—

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Total revenues. Our total revenues increased significantly from RMB 696.5 million in 2006 to RMB 2,693.7 million (US$369.3 million) in 2007. This increase was due primarily to a significant increase in our manufacturing capability and corresponding increase in sales volume of our products, driven by strong market demand for our products and offsetting a decline in the average selling price. We produced an aggregate of 132.9 MW of solar products in 2007 (consisting of 110.5 MW of solar cells we produced, 19.1 MW of solar cells we processed for other third parties and 3.3 MW of solar modules we engaged third parties to assemble for our customers) compared to 26.3 MW in 2006.

Our total revenues from sales in China increased significantly from RMB 685.3 million in 2006 to RMB 2,310.5 million (US$316.7 million) in 2007, as we sell most of our PV cells to PV module manufacturers in

China. As a result of our ongoing efforts in diversifying our customer base and reaching out to customers outside of China, however, our revenues from sales in China, as a percentage of our total revenues, decreased from 98.4% in 2006 to 85.8% in 2007. Correspondingly, our sales outside China, with Spain and Japan being the two largest markets, increased significantly both in dollar amounts and as a percentage of our total revenues.

Cost of Revenues. Our cost of revenues increased significantly from RMB 524.2 million in 2006 to RMB 2,092.8 million (US$286.9 million) in 2007. The increase in our cost of revenue was due primarily to the increased quantity of silicon wafers needed and the increase in the average cost of silicon wafers in 2007 over 2006, as a result of the rising market price of polysilicon and silicon wafers.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased from RMB 172.3 million in 2006 to RMB 600.9 million (US$82.4 million) in 2007. Due to an increase in the price of silicon wafers, which is the primary raw material in our production of solar cells, as well as a decrease in the average selling price of solar cells, our gross margin decreased from 24.7% in 2006 to 22.3% in 2007.

Total Operating Expenses. Our total operating expenses increased from RMB 41.0 million in 2006 to RMB 154.5 million (US$21.2 million) in 2007. The increase in our total operating expenses was due primarily to significant increases in our selling, general and administrative expenses associated with our increased production, as well as an increase in our research and development expenses. Total operating expenses as a percentage of our total revenue decreased from 5.9% in 2006 to 5.7% in 2007 as we improved our operating efficiency with an increased production capacity.

•

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased from RMB 39.7 million in 2006 to RMB 150.3 million (US$20.6 million) in 2007, but decreased, as a percentage of our total revenues, from 5.7% in 2006 to 5.5% in 2007. The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses, advertising expenses and warranty costs associated with our increased product sales, an increased amount of salary and benefits paid to our sales and marketing personnel as a result of increased headcount, as well as share-based compensation expenses of RMB 88.8 million (US$12.2 million) relating to our stock options and RSUs granted to certain employees and consultants.

•

Research and Development Expenses. Our research and development expenses increased from RMB 1.3 million in 2006 to RMB 4.2 million (US$0.6 million) in 2007 but remained stable as a percentage of our total revenue at 0.2%. The increase in our research and development expenses was due primarily to increases in raw material costs related to our increased research and development activities. Our research and development has primarily focused on: improving and optimizing our solar manufacturing process based on certain proprietary know-how.

Interest (Income) Expense, net. We incurred net interest expense of RMB 4.3 million in 2006 but generated net interest income of RMB 56.0 million (US$7.7 million) in 2007. Our net interest income in 2007 was primarily the interest generated from the net proceeds from our initial public offering in January 2007 and follow-on offering in October 2007.

Other Income (Expense). Our other income increased from RMB 0.1 million in 2006 to RMB 5.2 million (US$0.7 million) in 2007. The increase in our other income was due primarily to payments received from the depositary of our ADSs, the Bank of New York.

Foreign Exchange Gain (Loss). We generated foreign exchange gains of RMB 1.3 million in 2006 but incurred foreign exchange losses of RMB 112.8 million (US$15.5 million) in 2007. The exchange losses were incurred because a significant portion of our cash assets are dominated in U.S. dollars, which depreciated significantly against the Renminbi in 2007.

Tax Benefit (Expense). We generated tax benefits of RMB 5.6 million (US$0.8 million) in 2007, as compared to nil in 2006. This benefit was due primarily to the partial reversal of valuation allowances previously recorded.

Net Income. As a result of the cumulative effect of the above factors, our net income increased from RMB 128.4 million to RMB 400.4 million (US$54.9).

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

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, short-term bank borrowings and cash flow from operations. As of December 31, 2007, December 31, 2006 and December 31, 2005, we had RMB 1.15 billion (US$157.0 million), RMB 95.8 million and RMB 11.0 million in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits. As of December 31, 2007, December 31, 2006 and December 31, 2005, we had RMB 200 million (US$27.4 million), RMB 150.0 million and RMB 0 in outstanding short-term bank borrowings, respectively. We paid off all our bank borrowings as of the date of this annual report.

Due to the industry-wide shortage of silicon raw materials, working capital and access to financing for purchase of silicon raw materials are critical to growing our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers increased significantly from RMB 41.4 million as of December 31, 2006 to RMB1.8 billion (US$250.2 million) as of December 31, 2007 as we sought to secure adequate wafer supplies for our expanded manufacturing capacity.

We believe that our operating and financing activities will continue to provide sufficient and sustained cash flows for our operations and expansion in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	From inception to December 31, 2005	Year ended December 31,
		2006	2007
	(in millions)
	RMB	RMB	RMB	US$
Net cash used in operating activities	(1.6)	(61.8)	(1,146.5)	(157.2)
Net cash used in investing activities	(38.0)	(107.6)	(1,232.6)	(169.0)
Net cash provided by financing activities	50.7	254.8	3,519.6	482.6

Effect of exchange rate changes on cash and cash equivalents	(0.1)	(0.6)	(91.3)	(12.5)

Net increase in cash and cash equivalents	11.0	84.8	1,049.2	143.9

Cash and cash equivalents at the beginning of the period	—	11.0	95.8	13.1

Cash and cash equivalents at the end of the period	11.0	95.8	1,145.0	157.0

Operating Activities. Net cash used in operating activities for the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007 totaled RMB 1.6 million, RMB 61.8 million and RMB 1,146.5 million (US$157.2 million), respectively. Net cash used in operating activities for the year ended December 31, 2007 primarily resulted from increases in advance to third-party suppliers of RMB 1.4 billion and decreases in accounts receivable from third-party customers of RMB 18.9 million, partially offset by net income of RMB 400.4 million, an increase in accounts payable of RMB 9.0 million, exchange loss of RMB 90.7 million, share-based compensation expenses of RMB 91.6 million and depreciation and amortization of RMB 34.1 million. Net cash used in operating activities for the year ended December 31, 2006 was primarily a result of increases in inventories of RMB 154.7 million, prepayments to related party suppliers of RMB 39.8 million and accounts receivable from third party customers of RMB 47.7 million, partially offset by net income of RMB 128.4 million, an increase in advances from third party customers of RMB 21.3 million, stock option compensation expenses of RMB 18.2 million and depreciation and amortization of RMB 11.2 million. Net cash used in operating activities for the period from inception (May 18, 2005) to December 31, 2005 primarily resulted from a net loss of RMB 3.1 million and an increase in other current assets, partially offset by depreciation and amortization and an increase in amounts due to related parties.

Investing Activities. Net cash used in investing activities for the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007 amounted to RMB 38.0 million, RMB 107.6 million and RMB 1,232.6 million (US$169.0 million), respectively, primarily as a result of purchases of property and equipment in each of the periods.

Financing Activities. Net cash provided by financing activities for the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007 were RMB 50.7 million, RMB 254.8 million and RMB 3,519.6 million (US$482.6 million), respectively. Net cash provided by financing activities for the year ended December 31, 2007 consisted of RMB 3,341.0 million from net proceeds from our initial public offering in February 2007 and our follow-on offering in October 2007. Net cash provided by financing activities for the year ended December 31, 2006 consisted of RMB 59.9 million of pro-rata capital contribution from ordinary shareholders, RMB 150.0 million from short-term bank borrowings and RMB 110.7 million of net proceeds from issuance of preferred shares, partially offset by a return of capital of RMB 65.7 million to ordinary shareholders in connection with our corporate restructuring into an offshore holding company structure. Net cash provided by financing activities for the period from inception (May 18, 2005) to December 31, 2005 were the proceeds from the issuance of ordinary shares upon formation.

As a means of financing our planned expansion for 2008 and beyond without relying solely on funds generated by our operating activities, our board of directors is reviewing proposals for the procurement of additional funds by means of securities offerings. Proceeds from such offerings, if undertaken, may be used to finance, among other things, the ongoing construction of our new manufacturing centers in Ningjin and Yangzhou, as well as the new manufacturing lines related to such manufacturing centers.

We cannot assure you that any such securities offerings as discussed in the preceding paragraph will eventually be consummated, or that any financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional securities, including equity and convertible debt securities, can result in dilution to our shareholders. The incurrence of debt may divert cash for working capital and capital expenditures to service debt obligations and may result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Dividends from Subsidiaries.

Except for certain administrative, R&D and after-sales activities conducted through our wholly-owned subsidiary in the United States, JA USA, we conduct substantially all of our operating activities inside the PRC through our various PRC subsidiaries. As such, we do not rely heavily on dividends remitted to us by our PRC subsidiaries to sustain our worldwide operations; and restrictions under PRC law on the remittance of dividends outside the PRC have not had a material adverse effect on our liquidity or capital resources. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our operating subsidiaries in China are subject to legal limitations in paying dividends to us.”

Capital Expenditures

We made capital expenditures of RMB 38.0 million, RMB 107.6 million and RMB 421.8 million (US$57.8 million) in the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment to construct and expand our solar cell manufacturing lines.

From the net proceeds of our initial public offering, we have expended US$37.8 million for manufacturing equipment to expand the capacity of our Ningjin manufacturing center, as well as US$15.5 million to purchase an office building in Zhabei, Shanghai that has been put in use.

From the net proceeds of our follow-on public offering, we have expended approximately US$10.0 million to purchase manufacturing equipment for the construction of our Yangzhou manufacturing center and related manufacturing lines and expect to expend approximately US$5.0 million by the end of the second quarter of 2008 to enhance our research and development capabilities.

We expect that purchases of property and equipment for our planned expansion in manufacturing capacity will continue to constitute a significant portion of our capital expenditures.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe that we have an experienced and committed research and development team. Upon our formation, we acquired proprietary technical know-how related to the commercial production process of solar cells from Australia PV Science & Engineering Co., which was wholly-owned by Dr. Ximing Dai, as part of its capital contribution to us within an implied value of RMB 9.0 million. Dr. Ximing Dai is a senior photovoltaic scientist and was our chief technology officer prior to resigning from the company in December 2007.

Following the resignation of Dr. Ximing Dai, Dr. Qingtang Jiang became our acting chief technology officer. Prior to joining us, Dr. Jiang had led and/or supervised technology and product development initiatives at various China- and overseas-based companies, including Huahong NEC Electronics Company, Texas

Instruments, National Semiconductor and Siliconix. As of March 31, 2008, Dr. Jiang leads a research and development team of 26 specialists, including 6 scientists, 5 researchers and 15 research assistants. In anticipation of our growing R&D effort, we are current building a new manufacturing and R&D center in Yangzhou, Jiangsu.

Since our commencement of production in April 2006, we have significantly improved our solar cell fabricating process technologies, including improvements in each of the following processing steps. These technological improvements have increased cell conversion efficiencies in the various types of silicon wafers that we produce and have improved the production yields of our manufacturing lines.

•

Texturing. We have introduced a new process formula to the texturing process. As a result, the nucleation of pyramids has been improved and the repetition of texturing quality in our manufacturing lines has been more reliable;

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

We intend to continue to focus our research and development efforts on improving and developing processing technologies for production of solar cells aimed at increasing solar cell conversion efficiency and other qualities as well as reducing production costs, including one or more of the following projects and topics:

•

“Selective Emitter” Structure. We intend to develop a novel diffusion approach to form a “selective emitter” structure on the front surface of the cells, which will simplify the manufacturing process sequence and make it suitable for commercialization. This technique is expected to lead to improved cell efficiency in excess of 20% for monocrystalline silicon wafers.

•

Screen-printing N-Type Solar Cells. To achieve stabilized cell performance and eliminate front surface shading loss, we intend to develop screen-printing n-type solar cells using thinner wafers and simple process sequences, which are expected to reduce production costs and improve cell efficiency.

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

•

Multicrystalline Screen-printing Silicon Solar Cells. We intend to research different approaches to improve the electronic quality of the multicrystalline silicon substrate and to enhance the efficiency of multicrystalline screen-printing silicon solar cells.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS

Except for operating leases, we do not have any off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. See “— F. Tabular Disclosure of Contractual Obligations” for a description of our operating leases.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Short-term debt obligations (including interest averaging 6.62%)	209,111	209,111	—	—	—
Operating lease obligations	9,324	3,024	5,100	1,200	—
Non-cancelable purchase orders	423,240	402,428	20,812	—	—
Purchase commitments under agreements	400,000	250,000	150,000	—	—
Other long-term liabilities reflected on the company’s balance sheet	929	—	—	—	929

Total	1,042,604	864,563	175,912	1,200	929

Short-term debt obligations: As of the date of this annual report, we have paid off all short-term debt obligations.

Operating lease obligations: During the year ended December 31, 2007, we leased certain assets, including offices, dormitory and production facilities, from Jinglong Group under an operating lease, which will expire in 2010 and has an annual rental of RMB 1.8 million. In June 2007, we entered into another lease with Jinglong Group to expand our Ningjin facilities to host our four manufacturing lines installed in July 2007. This lease expires in June 2011 and has an annual rental of RMB 1.2 million. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Jinglong Group — Lease Agreements for Ningjin Facilities.”

Non-cancelable purchase obligations: Non-cancelable purchase orders relate to purchase commitments for equipment and building improvements for our manufacturing facilities. For purposes of installing the additional manufacturing lines in our new Ningjin and Yangzhou manufacturing centers, we also have commitments to purchase related machinery and equipment.

Purchase commitments under agreements: Purchase commitments under agreements relate to arrangements entered into with suppliers of polysilicon, ingots and wafers. These agreements specify future quantities and pricing of products to be supplied by the vendors and there are consequences in the event that we terminate the arrangements. We have wafer supply contracts with, among others, Jinglong Group, M.SETEK, Shunda, ReneSola and GCL. In line with industry practice, certain portions of the purchase commitments are satisfied in advance of the delivery of goods in the form of prepayments, which are then offset against future orders upon delivery. As of the date of this annual report, our outstanding prepayment obligations under certain of these supply contracts amounted to approximately RMB1,284 million (US$176 million). In some of these cases, the pricing terms are negotiated by the parties on a periodic basis. See “Item 4. Information on the Company — B. Business Overview — Raw Materials and Utilities — Silicon Wafers.”

Other long-term liabilities reflected on the company’s balance sheet: Other long-term liabilities reflected on the company’s balance sheet relate to product warranty costs we accrued for module sales.

G. SAFE HARBOR

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

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of the date of this annual report and the positions held by them. The business address for each of our directors and executive officers is Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, People’s Republic of China.

Name	Age	Position
Baofang Jin	55	Chairman of the Board of Directors
Huaijin Yang	44	Chief Executive Officer and Director
Kang Sun	53	President, Chief Operating Officer and Director
Bingyan Ren	61	Director
Erying Jia	53	Director
Nai-Yu Pai	58	Independent Director
Elmer M. Hsu	64	Independent Director
Honghua Xu	41	Independent Director
Hexu Zhao	51	Chief Financial Officer (resigning as of May 9, 2008)
Daniel Lui	44	Chief Financial Officer (incoming as of May 10, 2008)
Qingtang Jiang	44	Vice President of Operations and Acting Chief Technology Officers
Jane Wu	39	Vice President of Business Development
Raymond P. Wilson	48	Vice President of Sales and Marketing

Baofang Jin, Chairman of the Board of Directors. Mr. Jin has been our chairman since May 2005. Mr. Jin has been the chairman of our Board of Directors and chief executive officer of Jinglong Group since 2003. From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company. Mr. Jin currently also serves as a vice-chairman of the Chinese People’s Political Consultative Conference of Ningjin County. Mr. Jin graduated from Hebei Broadcast and Television University, China, with an associate’s degree in 1996.

Huaijin Yang, Chief Executive Officer and Director. Mr. Yang is our founder and has been our chief executive officer since May 2005. Before founding our company, Mr. Yang established Shanghai Tianxin Electronic Pty Ltd. in November 2002, a distributor of solar cell manufacturing equipment. Mr. Yang worked for Suntech Power Co., Ltd. from February 2000 to September 2002, where he served as the chief executive officer’s assistant in charge of marketing. In July 1997, Mr. Yang established Southern Sunshine International Australia Pty Ltd., an export agent for water heater and crane copper plumbing pipes equipment, and served as its managing director until December 1999. Mr. Yang received his master’s degree in economics from Macquarie University, Australia, in April 1994, and his bachelor’s degree in economics from Shanghai University of Finance and Economics, China, in July 1985.

Kang Sun, Ph.D., President, Chief Operating Officer and Director. Dr. Sun has been our president and chief operating officer since September 2007 and has been our director since January 2007. From January 2007 to September 2007, Dr. Sun served as our independent director. Dr. Sun has over 20 years experience in enterprise management, business and technology development, and venture investment. Prior to serving as our executive officer, Dr. Sun was a managing director of new business development and chief strategy officer of new business and new products group at Applied Materials Inc., the world’s largest manufacturer of semiconductor capital equipment, since 2005. From 1990 to 2005, Dr. Sun held business executive positions in several large business enterprises and technology start-ups, including serving as vice president of new venture business and technology at Honeywell International Inc., general manager of optical devices business at AlliedSignal, managing director at Index Capital Group, vice president of new business development at Oce and Microfabrica. Dr. Sun received his Ph.D. degree in material science from Brown University, master’s degree in chemistry from University of Georgia and bachelor’s degree in chemistry from Nanjing University, China.

Bingyan Ren, Director. Mr. Ren has been our director since May 2005. He also serves as the vice- chairman of Jinglong Group. Prior to becoming our director, he was a professor of semiconductor materials and photovoltaic materials at the Hebei University of Technology from 1972 to May 2005. Mr. Ren currently is a member of the semiconductor material academic committee of China and a member of semiconductor standardization technical committee of China. He also serves as a vice-director of semiconductor material research institute of Hebei University of Technology and a consultant to Hebei Ningjin Monocrystalline Silicon Industry Park. Mr. Ren graduated from North Jiaotong University, China, in July 1970.

Erying Jia, Director. Mr. Jia has been our director since September 2007. He has also served as executive deputy general manager and director of Jinglong Group since January 2006. Prior to that, he served at several administrative positions in Ningjin County, Hebei Province, China. He holds a bachelor’s degree in public administration.

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

Elmer M. Hsu, Ph.D., Independent Director. Dr. Hsu has been our independent director since September 2007. Dr. Hsu worked at the Industrial Technology Research Institute, or ITRI, in Taiwan from 2000 to 2007, where he served as vice president of ITRI and general director of the RFID (or radio-frequency identification) and Security Technology Center. Prior to that, he worked at Hughes Electronics Company from 1981 to 2000, where he served at several positions, including executive director/vice president for product effectiveness, executive leadership council member, senior director for product assurance and total quality management, laboratory managers for process and industrial engineering, and department manager for process engineering. He served as a senior scientist at Lockheed Electronics Company in Texas from 1974 to 1980. Dr. Hsu received his Ph.D. degree and master’s degree in mathematics & statistics from University of Louisiana.

Honghua Xu, Independent Director. Mr. Xu has been our independent director since January 2007. Mr. Xu has worked at the Electronic Engineering Institute of the Academy of Science of China since 1988. Mr. Xu currently is a researcher and director of the Renewable Resources Development Department of the Electronic Engineering Institute. Mr. Xu is the chairman of Beijing Kenuo Weiye Technology Company and director of Beijing Zhongke Electronics High Technology Company. Mr. Xu is the vice director of the Wind Power Academic Committee of China, National Wind Power Machinery Standardization Committee, Renewable Resources Industry Committee of China and Small Generator Commission of Rural Resources Industry

Committee of China and a member of Solar Academic Committee of China. Mr. Xu received his bachelor’s and master’s degree in engineering from Tianjin University, China.

Hexu Zhao, Chief Financial Officer. Mr. Zhao has been our chief financial officer since July 2006. From May 2006 to June 2006, Mr. Zhao was an interim accounting manager at WageWorks Inc., a provider of consumer health spending management company headquartered in San Mateo, California. From August 2005 to April 2006, Mr. Zhao spent most of his time traveling in mainland China, Taiwan, Japan, Korea and Vietnam. From August 2000 to July 2005, Mr. Zhao worked as a manager of general accounting at Pratt & Whitney, a United Technologies company, based in East Hartford, Connecticut. Prior to that, he served as an interim controller of Cellnet Data Systems Inc., a provider of data communication systems and automation solutions company based in San Carlos, California. From 1991 to 1999, Mr. Zhao worked as chief financial officer and various other senior management positions for EMPaC International Corp., a provider of computer and telecommunication products and services company based in California. Mr. Zhao received his MBA degree in accounting from Golden Gate University in 1990, and his B.S. degree in naval engineering from Dalian Maritime University, China in 1982. Mr. Zhao will be resigning from the company as of May 9, 2008. His post will be replaced by Mr. Daniel Lui.

Qingtang Jiang, Ph.D., Vice President of Operations and Acting Chief Technology Officer. Dr. Jiang has been our Vice President of Operations, since September 2007. Dr. Jiang has over 15 years experience in operation management, new product and technology development, and academic research at national laboratories in the U.S. Prior to joining us, Dr. Jiang has served as vice president of technology and development at Huahong NEC Electronics Company since August 2005. From 2001 to 2005, Dr. Jiang worked at Semiconductor Manufacturing International Corporation, where he was a senior director in charge of operations for Fab 3 and Fab 1. Prior to his return to China, Dr. Jiang worked for several major semiconductor companies in the U.S. from 1994 to 2001, including Texas Instruments, National Semiconductor and Siliconix, in both technology development and manufacturing areas. Prior to 1994, Dr. Jiang worked in the academic field and served as a staff scientist at Superconducting Supercollider, a U.S. national laboratory. Dr. Jiang received his M.S. and Ph.D degrees from Rutgers University in the U.S. in 1989 and 1992, respectively, and his B.S. degree from Beijing University in China in 1985. Following Dr. Ximing Dai’s resignation, Dr. Jiang became our acting chief technology officer.

Jane Wu, Vice President of Business Development. Ms. Wu has been our Vice President of Business Development since September 2007. She has over 15 years experience in business development in the semiconductor industry. Prior to joining us, she served several managerial positions at Applied Materials Inc. for 11 years in new business development, regional business management and process technology development. Between 2005 and 2006, she worked for CiWest, a new semiconductor foundry as a co-founder responsible for business development and strategic alliance. From 1992 to 1996, she worked as a technical staff member at Rockwell Semiconductor, specializing in advanced GPS device development based on GaAs processing technology. Ms. Wu was trained as a physicist majoring in solid state physics and received her bachelor’s degree in physics from Shanghai University of Technology.

Raymond P. Wilson, Vice President of Sales and Marketing. Mr. Wilson has been our Vice President of Sales and Marketing since September 2007. He has 15 years experience in sales and marketing. Prior to joining us, he served as sales and marketing manager for Crane Copper Tube in Penrith, Australia since 1996, where he was in charge of global sales and distribution. He worked for Crane Enfield Metals in Penrith, Australia as national sales manager from 1994 to 1995, as business development manager in 1993 and as project engineer from 1985 to 1991. In 1992, he worked as manager at CEM Fittings in West Heidelberg, Australia. Mr. Wilson received his master’s degree in engineering management from University of Technology in Sydney, Australia in 1991 and his bachelor’s degree in engineering from NSW Institute of Technology in Australia in 1985.

Daniel Lui, (incoming) Chief Financial Officer. Mr. Lui, age 44, was born in Hong Kong and educated in the USA and Canada. Mr. Lui brings into JA Solar with over 18 years of professional and commercial accounting experience, 8 of which in mainland China, and carries the credentials of Chartered Accountant (British Columbia, Canada) and CPA-inactive (Washington, USA). Prior to joining JA Solar, Mr. Lui was CFO of PacificNet Inc., PACT, a Nasdaq listed gaming technology provider. Prior to joining PACT, Mr. Lui was Company Secretary and VP of Finance of Fiberxon Inc., Fiberxon, a communications subsystem startup incorporated in Delaware. Prior to Fiberxon, Mr. Lui was CFO of China Motion NetCom Ltd., China Motion, a wholly owned subsidiary of China Motion Telecom International Limited, a telecom value added service provider in Hong Kong. Prior to China Motion, Mr. Lui was Financial Advisory Services Manager of PricewaterhouseCoopers in Hong Kong and auditor with KPMG Calgary, Canada. Mr. Lui received his Bachelors of Business Administration degree from University of Hawaii at Manoa and Masters of Business Administration from University of Alberta.

Employment Agreements

We have entered into employment agreement with each of our executive officers. Under these agreements, we may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee a compensation equal to three months of his or her salary, except that we have agreed to pay our president and chief operating officer, Dr. Kang Sun, a compensation equal to four times of his annual salary. An executive officer may terminate the employment at any time upon one to three months written notice.

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

Terms of Directors and Officers

The term of each director is three years. Our directors may be removed from office by resolutions of the shareholders. Under the employment agreement entered into by us and our executive officers, the initial term is three years except that our president and chief operating officer, Dr. Kang Sun, our vice president of operations, Dr. Qingtang Jiang, our vice president of business development, Ms. Jane Wu, and our vice president of sales and marketing, Mr. Raymond P. Wilson are employed with us at will.

B. COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2007, we paid aggregate compensation of RMB 4,003,042 (US$0.55 million) to our executive officers, including Mr. Huaijin Yang, Dr. Ximing Dai (resigned), Mr. Hexu Zhao, Dr. Qingtang Jiang, Miss Jane Wu and Mr. Ray Wilson (who joined us in September 2007). Other than ordinary share options granted under our 2006 stock incentive plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers. For options granted to officers and directors, see “— Stock Option Plans.”

Code of Conduct

We have adopted a code of ethics for chief executive and senior financial officers, which we filed with the SEC as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006. However, we do not have a code of conduct applicable to all directors, officers and employees. This home country practice of ours was established by us by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require listed companies to adopt one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are, however, no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.

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

Plan Administration. Our 2006 stock incentive plan is administered by our Board of Directors or a committee or subcommittee appointed by our Board of Directors. In each case, our Board of Directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price for the options, vesting schedule, form of payment of exercise price and other applicable terms.

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

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of share capital of the company. On August 21, 2006, April 3, 2007, September 17, 2007, we granted options to purchase 1,728,000, 2,400,000 and 4,410,000 ordinary shares to certain of our directors, employees and consultants, respectively. In November 2007 and the first quarter of 2008, we granted 99,000 and 408,000 ordinary options to new employees, respectively.

Our board has authorized a committee, currently consisting of Mr. Huaijin Yang, our chief executive officer and director, and Mr. Kang Sun, our chief operating officer and director, to approve option grants under our 2006 stock incentive plan.

As of May 1, 2008, options to purchase 7,476,000 ordinary shares remained outstanding. From January 1, 2007 to May 1, 2008, unvested options granted to certain employees and consultants, amounting to 472,000 ordinary shares in total, were cancelled after the termination of their employment and service with the company.

On August 21, 2006, we made the following option grants pursuant to our 2006 stock incentive plan:

Name	Number of shares	Exercise price		Grant date	Expiration date
Hexu Zhao	344,000	US$	2.147	August 21, 2006	August 21, 2016
Other employees and consultants as a group	1,384,000	US$	2.147	August 21, 2006	August 21, 2016

On April 3, 2007, we made the following option grants pursuant to our 2006 stock incentive plan:

Name	Number of Shares	Exercise price		Grant date	Expiration date
Huaijin Yang	420,000	US$	6.27	April 3, 2007	April 3, 2017
Hexu Zhao	90,000	US$	6.27	April 3, 2007	April 3, 2017
Nai-Yu Pai	150,000	US$	6.27	April 3, 2007	April 3, 2017
Kang Sun	150,000	US$	6.27	April 3, 2007	April 3, 2017
Honghua Xu	150,000	US$	6.27	April 3, 2007	April 3, 2017
Other employees and consultants as a group	1,440,000	US$	6.27	April 3, 2007	April 3, 2017

On September 17, 2007, we made the following option grants pursuant to our 2006 stock incentive plan:

Name	Number of Shares	Exercise price		Grant date	Expiration date
Kang Sun	2,400,000	US$	12.42	September 17, 2007	September 17, 2017
Elmer M. Hsu	150,000	US$	12.42	September 17, 2007	September 17, 2017
Qingtang Jiang	600,000	US$	12.42	September 17, 2007	September 17, 2017
Raymond P. Wilson	600,000	US$	12.42	September 17, 2007	September 17, 2017
Jane Wu	600,000	US$	12.42	September 17, 2007	September 17, 2017
Other employees and consultants as a group	60,000	US$	12.42	September 17, 2007	September 17, 2017

On November 5, 2007, we made the following option grants pursuant to our 2006 stock incentive plan:

Name	Number of Shares	Exercise price		Grant date	Expiration date
Certain new employees as a group	99,000	US$	18.79	November 5, 2007	November 5, 2017

In the first quarter of 2008, we made the following option grants pursuant to our 2006 stock incentive plan:

Name	Number of Shares	Exercise price		Grant date	Expiration date
One employee	150,000	US$	19.23	January 28, 2008	January 28, 2018
Certain new employees as a group	234,000	US$	16.60	February 22, 2008	February 22, 2018
One employee	24,000	US$	15.19	February 28, 2008	February 28, 2018

On April 1, 2008, we granted options to purchase 140,000 ordinary shares to one newly hired employee and one outside consultant. The stock option exercise price is US$18.87 and US$21.31, respectively.

Additionally, our recently hired executive officers received restricted stock units, or RSUs, for 510,000 ordinary shares in September 2007. RSUs are a promise by the Company to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights. These shares will be issued to them if they remain employed with us for the vesting period starting from their respective date of employment with us. Mr. Huaijin Yang, our chief executive officer, has agreed to cause Improve Forever Investments Limited, a shareholder of ours that is controlled by Mr. Huaijin Yang, to surrender to our company the same number of our ordinary shares for us to settle these RSUs when they vest. The following table sets forth the RSUs granted in September 2007:

Name	Number of RSUs	Grant Date	Vesting Date
Kang Sun	450,000	September 10, 2007	March 10, 2008
Jane Wu	30,000	September 17, 2007	September 17, 2008
Qingtang Jiang	30,000	September 17, 2007	September 17, 2008 (50%)
			September 17, 2009 (50%)

C. BOARD PRACTICE

Board of Directors and Board Committees

Our Board of Directors currently consists of eight members, including three independent directors who satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. This home country practice of ours was established by our Board of Directors by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require the board to be comprised of a majority of independent directors.

There are, however, no specific requirements under Cayman Islands law that the board must be comprised of a majority of independent directors. There are no family relationships between our directors or executive officers. We expect that all current directors will continue to serve in their current capacity after this offering.

As we now have eight members on our Board of Directors, it is possible that we will have a deadlock when voting at a board meeting. According to our Third Amended and Restated Memorandum and Articles of Association of the Registrant, the chairman of the meeting shall have an additional or casting vote for purposes of breaking such deadlock.

We do not have regularly scheduled meetings at which only independent directors are present, or executive sessions. This home country practice of ours was established by our Board of Directors by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require the company to have regularly scheduled executive sessions at which only independent directors are present. There are, however, no specific requirements under Cayman Islands law on executive sessions.

We have established three committees under our Board of Directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s composition and functions are described below.

Audit Committee. Our audit committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu and Dr. Elmer M. Hsu, and is chaired by Mr. Nai-Yu Pai. All of the members of the audit committee satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Kang Sun, Dr. Elmer M. Hsu and Mr. Huaijin Yang, and is chaired by Mr. Huaijin Yang. Messrs. Pai, Xu and Hsu satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the Nasdaq Marketplace Rules that require the compensation committees of listed. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Huaijin Yang, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Kang Sun, Dr. Elmer M. Hsu and Mr. Huaijin Yang, and is chaired by Nai-Yu Pai. Messrs. Pai, Xu and Hsu satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the Nasdaq Marketplace Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	establishing procedures for evaluating the suitability of potential director nominees;

•	recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	reviewing periodically the size of the board and recommending any appropriate changes;

•	recommending to the board the size and composition of each standing committee of the board; and

•

reviewing periodically and at least annually the corporate governance principles adopted by the board to assure that they are appropriate for us and comply with the requirements under the rules and regulations of the Securities and Exchange Commission and the Nasdaq Stock Market, Inc. where applicable.

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

Term of Office and Benefits

Our directors serve a term of three years and do not receive any special benefits upon termination.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. EMPLOYEES

As of December 31, 2005, 2006 and 2007, we had a total of 27, 619 and 1,465 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2007:

	Number of employees	Percentage of total
Manufacturing and engineering	1277	87.17%
Quality assurance	24	1.64%
General and administration	87	5.94%
Purchasing and logistics	34	2.32%
Research and development	26	1.77%
Marketing and sales	8	0.55%
Others	9	0.61%

Total	1465	100%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. As we begin operation of our new manufacturing lines, we plan to hire additional employees as we expand, including additional accounting and finance personnel.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2007, 12.76% of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. A number of our employees have overseas education and industry experience.

We are required by applicable PRC regulations to contribute amounts equal to 20.0%, 4.0%, 2.0% and 1.0%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, an unemployment insurance plan, and a personal injury insurance plan respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. SHARE OWNERSHIP

For a description of shares owned by our directors or officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” and “— B. Compensation — Stock Option Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Name	Shares(1)	Percent(2)
Directors and Executive Officers:
Baofang Jin(3)	38,000,000	24.62%
Huaijin Yang(4)	6,315,000	4.09%
Bingyan Ren(5)	1,820,200	1.18%
Hexu Zhao	*	*
Kang Sun	*	*
Erying Jia	*	*
Nai-Yu Pai	*	*
Elmer M. Hsu	*	*
Honghua Xu	*	*
Qingtang Jiang	—	—
Raymond P. Wilson	*	*
Jane Wu	—	—
All Directors and Executive Officers as a group	45,204,000	29.18%

Principal Shareholders
Jinglong Group Co., Ltd(6)	38,000,000	24.62%

*	Beneficially owns less than 1% of our outstanding ordinary shares and options.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The share numbers and percentages listed in the table reflect the share number and percentage held by each director, executive officer and principal shareholder on a fully-diluted basis.

(2)	For each person included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned or being sold by such person by the sum of (i) 154,355,500, being the sum of the number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(3)	Including 38,000,000 ordinary shares held by Jinglong Group Co., Ltd., of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest. Mr. Jin disclaims the beneficial ownership of 25,475,200 ordinary shares beneficially owned by the other shareholders of Jinglong Group Co., Ltd.

(4)	Including 6,210,000 ordinary shares held by Improve Forever Investments Limited, which is ultimately owned by a trust of which Mr. Huaijin Yang is the primary beneficiary. Mr. Yang is the sole director of Improve Forever Investments Limited and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.

(5)	Including 1,820,200 ordinary shares held by Jinglong Group Co., Ltd., 4.79% of which is owned by Mr. Bingyan Ren.

(6)	Jinglong Group Co., Ltd., a British Virgin Islands Company, is owned by Mr. Baofang Jin (our Chairman, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).

As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of the date of this annual report, of the 154,355,500 issued and outstanding ordinary shares, 104,164,500 were held by 10 registered holders of American Depositary Receipts evidencing 104,614,500 ADSs, of which 104,164,450 ADSs were held by nine holders of record in the United States.

B. RELATED PARTY TRANSACTIONS

Transactions with Jinglong Group

Jinglong Group is 100% owned by the shareholders of our largest shareholder, Jinglong BVI, and thus, is a related party of ours. Baofang Jin, our Chairman, owns 32.96% equity interests in each of Jinglong Group and Jinglong BVI, and Bingyan Ren, our director, owns 4.79% equity interests in each of Jinglong Group and Jinglong BVI.

Jinglong Group is one of China’s largest producers and suppliers of monocrystalline silicon wafers with more than ten years’ operating history in the silicon processing business.

We have entered into various transactions with Jinglong Group, the details of which are described below.

Wafer Supply Agreement

Jinglong Group has been, and is, our principal silicon wafer supplier. On July 1, 2006, we entered into a long-term wafer supply contract with Jinglong Group which was amended in August 2007, under which Jinglong Group agreed to meet our current silicon wafer requirements as well as the additional requirements that we may have as we expand our solar cell manufacturing capacity. On August 31, 2007, under the amended contract with Jinglong Group, we made a prepayment of RMB 300 million to Jinglong Group for wafers to be delivered to us starting January 1, 2008. For the years ended December 31, 2006 and 2007, we purchased 36.0 MW and 75.3 MW of silicon wafers from Jinglong Group, respectively.

Lease Agreements for Ningjin Facilities

We lease from Jinglong Group approximately 25,000 square meters of land and space that are used as offices, dormitories and manufacturing center for our first three manufacturing lines in Ningjin, Hebei, with an annual rental of RMB 1,800,000. The related operating lease will expire in 2010.

In June 2007, we entered into another lease agreement with Jinglong Group, under which Jinglong Group agreed to lease to us approximately 8,000 square meters of land and space to house our other four manufacturing lines for a term of four years starting from June 1, 2007.

We plan to enter into another lease agreement with Jinglong Group for our new manufacturing center in Ningjin that will house our ten additional manufacturing lines currently being installed. We plan to finalize this new lease on terms substantially similar to our existing leases with Jinglong Group in May 2008.

In addition, we have an agreement with Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by Jinglong Group. The term of this agreement was from April 2006 to December 2007 and has become renewable annually after December 2007. In January 2008, we renewed this agreement with Jinglong Group for a term from January 2008 to December 2008.

Transactions with Other Related Parties

We extend travel expense advances to our officers and employees. Outstanding advances to officers and employees amounted to RMB 26,500 and RMB 48,000 (US$ 6,580.2) as of December 31, 2006 and 2007, respectively, and were recorded in other current assets in the consolidated balance sheet.

We pay advances to Ningjin Sunshine New Energy Co., Ltd. for purchases of silicon wafers from such company, whose chairman is also the chairman of our company. The outstanding supplier advances amounted to RMB 4.2 million and nil as of December 31, 2006 and December 31, 2007, respectively.

We sell solar cells to Ningjin Sunshine New Energy Co., Ltd., whose chairman is also the chairman of our company. Our sales of solar cells to this company amounted to RMB 58,523,362 for the year ended December 31, 2007.

We provide solar cell processing service to Ningjin Songgong Semiconductor Co., Ltd., whose chairman is also the chairman of our company. The solar cell processing service fee amounted to RMB 303,882 for the year ended December 31, 2007.

The Company has granted a number of stock options under its 2006 stock incentive plan to attract and retain key personnel. The Company has engaged Citigroup Global Markets Inc. (“Citigroup”) to provide automated stock option cashless exercise services to its options holders. In November 2007, certain option holders exercised their vested stock options on 940,000 shares. As of December 31, 2007, proceeds from the sales of ADSs remaining in the Company’s Citigroup corporate account amounted to RMB 112,397,253 (US$ 15,408,281).

Additionally, our recently hired executive officers received restricted stock units, or RSUs, for 510,000 ordinary shares in September 2007. RSUs are a promise by the Company to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights. These shares will be issued to them if they remain employed with us for the vesting period starting from their respective date of employment with us. Mr. Huaijin Yang, our chief executive officer, has agreed to cause Improve Forever Investments Limited, a shareholder of ours that is controlled by Mr. Huaijin Yang, to surrender to our company the same number of our ordinary shares for us to settle these RSUs when they vest.

Please refer to the audited financial statements attached to this annual report for more details.

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

Our Board of Directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by JA Hebei, our wholly owned subsidiary in the PRC, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, JA Hebei is required to allocate at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of JA Hebei’s registered capital, which totaled RMB 71.6 million as of December 31, 2007. These reserves are not distributable as cash dividends. In addition, at the discretion of its Board of Directors, JA Hebei may allocate a portion of its after-tax profits to its staff welfare and bonus funds. These reserve funds may not be distributed as cash dividends. Further, if JA Hebei incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

From the date of our initial listing (February 8, 2007) through December 31, 2007, the closing prices of our ADSs on the NASDAQ Global Market ranged from US$16.30 to US$75.43.

The following table sets forth, for the periods indicated, the high and low closing prices of our ADSs on the NASDAQ Global Market.

		Closing Price Per ADS
		High	Low
		(US$)	(US$)
2007	First Quarter (from February 8)	20.46	16.30
2007	Second Quarter	34.40	18.80
2007	Third Quarter	46.84	28.67
2007	Fourth Quarter	75.43	40.98
2008	First Quarter (up to February 7)	75.07	46.45
2008	First Quarter (from February 8)	20.34	12.39

		Closing Price Per ADS
		High	Low
		(US$)	(US$)
2007	November	69.56	48.67
2007	December	75.43	55.22
2008	January	75.07	50.83
2008	February (up to February 7, 2008)	56.20	46.45
2008	February (from February 8)	20.34	14.29
2008	March	19.00	12.39
2008	April	25.75	18.87
2008	May (through May 7)	23.48	21.49

Source: Bloomberg

See also “Item 14 — Material Modifications to the Rights of the Security Holders and Use of Proceeds — A. Material Modifications to the Rights of Securities Holders.”

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our American depositary shares, or ADSs, each representing one of our ordinary shares, par value US$0.0001 per share, have been listed on the NASDAQ Global Market under the symbol “JASO”, and commenced trading on February 8, 2007. Prior to that time, there was no public market for our ADSs or ordinary shares.

D. SELLING SHAREHOLDERS

Not applicable.

E. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association in the section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the SEC on January 16, 2007.

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

The Cayman Islands currently has no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADSs or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares or ADSs will not be subject to Cayman Islands capital gains tax.

The Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from July 18, 2006, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

People’s Republic of China Taxation

In accordance with the PRC’s Foreign Enterprise Income Tax (“FEIT”) Law and the related implementation rules, foreign-invested enterprises, or FIEs, established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. Our operating subsidiary, JA Hebei, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities. Specifically, with respect to income generated by assets acquired by JA Hebei during the fiscal years 2005 and 2006, JA Hebei will receive a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010. With respect to income generated by assets newly acquired by JA Hebei through capital injection made during May and August of 2007 (the “2007 newly acquired assets”), JA Hebei could receive a two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011, subject to the approval of the provincial tax authority. JA Hebei has obtained the approval of the relevant provincial-level tax authority in this regard.

In March 2007, the National People’s Congress of China enacted a new Corporate Income Tax Law, or CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms. In December 2007, the State Council promulgated the Notice on Implementation of Corporate Income Tax regarding Transition Period Preferential Treatment (the “Transition Period Implementation Rules”). In general the CIT Law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period. However, the CIT law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired by a qualified entity through new capital injection after March 16, 2007. Therefore, there might be uncertainty as to whether the additional “2 year exemption plus three year 50% tax reduction” will be granted by the local tax authority to JA Hebei on profits generated from assets it acquires through new capital injection after March 16, 2007. When our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

In accordance with the CIT Law, FIEs which were duly formed before the promulgation of CIT Law may continue to enjoy their fixed period tax exemption and preferential tax reduction after the date of effectiveness of the CIT Law. For FIEs that have not yet made any profit, such fixed term of tax exemption and preferential tax reduction shall be calculated from January 1, 2008 onwards. JA Yangzhou was incorporated on September 7, 2006 as a FIE and subsequently acquired by JA BVI on November 19, 2007. It might enjoy a two-year enterprise income tax exemption for 2008 and 2009, as well as a 50% enterprise income tax reduction for 2010, 2011 and 2012, subject to the approval of its competent tax authority. In the event that JA Yangzhou cannot obtain such approval, it might not enjoy such enterprise income tax preferential treatment and our profits might be adversely affected.

The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

Under the CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States,

(ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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

Based on our current income and assets, we presently do not believe that we should be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC in future taxable years, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for the purchase of raw materials, manufacturing equipment, office facilities, manufacturing center(s) and manufacturing lines, or research and development, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the

Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. However, we do not believe that dividends that we pay our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rates. Because the ADSs are traded on the Nasdaq Global Market, they are considered readily tradable on an established securities market in the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “— Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares may be taxed in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty, if we are eligible for such treaty. See “— Peoples’ Republic of China Taxation.” Each U.S. investor is urged to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or ordinary shares and (ii) any “excess distribution” paid on ADSs or ordinary shares (generally, a distribution in excess of 125% of the average annual distributions paid by us during the shorter of the three preceding taxable years or the U.S. holder’s holding period for ADSs, or ordinary shares). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if we are or become classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

Material Estate and Gift Tax Considerations

ADSs or ordinary shares owned by an individual U.S. Holder at the time of death will be included in the individual U.S. Holder’s gross estate for United States federal estate tax purposes. In addition, a U.S. Holder may be subject to tax on a transfer of the ADSs or ordinary shares by gift for United States federal gift tax purposes.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

Interest Rate Risk

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

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars we have received from our initial public offering and our follow-on offering into RMB for our operations, fluctuation in the exchange rate between the RMB and USD would affect the RMB amount we receive from the conversion. In this particular regard, for the year ended December 31, 2007, we incurred foreign exchange loss totaling RMB 112.8 million (US15.5 million).

Fluctuations in currency exchange rates, particularly between USD and RMB, may continue to have a significant effect on our net profit margins and would result in foreign currency exchange gains and losses on our USD denominated assets and liabilities. Any appreciation of RMB against USD could result in a change to our statement of operations. On the other hand, any depreciation of RMB to USD could reduce the USD equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to Jinglong Group and other suppliers for raw materials and have not made provision for potential losses against these prepayments. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers and/or polysilicon from Jinglong Group, M.SETEK, ReneSola, Shunda, GCL and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS

On February 7, 2008, our Board of Directors approved a change in the ratio of 1 ADS to 3 ordinary shares of the company to 1 ADS to 1 ordinary share of the company. Each shareholder of record at the close of business on February 6, 2008 received two additional ADSs for every ADS held on the record date. There was no change to the rights and preferences of the underlying ordinary shares. No action was required on the part of any ADS holder to effect the ratio change. As of the date of this annual report, of the 154,355,500 issued and outstanding ordinary shares, 104,164,500 were held by 10 registered holders of American Depositary Receipts evidencing 104,614,500 ADSs. Nine of these holders of record were in the United States and held approximately 99.9% of the ADSs outstanding. The depositary of our ADSs is Bank of New York.

B. USE OF PROCEEDS

In February 2007, we completed our initial public offering of 17,250,000 (pre February 2008 3-for-1 split) ADSs (including over-allotment option), representing 51,750,000 ordinary shares, at US$15 per ADS. The aggregate price of the offering amount (including over-allotment option) was US$258,750,000 and, after deducting the underwriting discount and others offering expenses totaling US$20,875,086, the net proceeds from the offering amounted to US$237,874,914. The effective date of our registration statement on Form F-1 (Registration No. 333-140002) was February 6, 2007. CIBC World Markets, Piper Jaffray, Needham & Company, LLC, and RBC Capital Markets were the underwriters for the initial public offering of our ADSs.

The net proceeds from our initial public offering have been expended as follows:

•	approximately US$171 million as prepayment for raw materials from our various suppliers;

•	approximately US$37.8 million as capital expenditure for manufacturing equipment to expand the capacity of our Ningjin manufacturing center; and

•	approximately US$15.5 million for the purchase of our offices in Zhabei, Shanghai; and

•	the remaining amount expended for working capital and other general corporate purposes.

In October 2007, we completed our follow-on offering of 4,949,500 (pre Feb 2008 split) ADSs (including over-allotment option), representing 14,848,500 ordinary shares, at US$42 per ADS. The aggregate price of the offering amount (including over-allotment option) amounted to US$207,879,000 and, after deducting the underwriting discount and others offering expenses totaling US$9,527,332.5, the net proceeds from the offering were US$ 198,351,667.5. The effective date of our registration statement on Form F-1 (Registration No. 333-146210) was October 10, 2007. Credit Suisse, Lehman Brothers, CIBC World Markets and Piper Jaffray were the underwriters for the follow-on offering of our ADSs.

The net proceeds from our follow-on public offering have been expended as follows:

•	approximately US$119.0 million as prepayments for raw materials from our various suppliers;

•	approximately US$10.0 million as capital expenditure for the construction of our Yangzhou manufacturing center and related solar cell manufacturing lines; and

•	approximately US$26.0 million for investment; and

with remaining amount to be expended for working capital and other general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective, because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”

To address this material weakness, the company performed additional analyses and other procedures (described below under the subheading “Interim Measures Pending Completion of Remediation Initiatives”) to ensure that the company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Accordingly, management believes that the consolidated financial statements included in this annual report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and or our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

“A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”

In connection with management’s assessment, as of December 31, 2007, the following material weakness in the company’s internal control over financial reporting existed:

•

We did not have a sufficient number of finance personnel with an appropriate level of knowledge, experience and training in the application of GAAP and in internal controls over financial reporting commensurate with our reporting requirements.

The material weakness described above could result in a material misstatement of the company’s annual consolidated financial statements that would not be prevented or detected. Because of this material weakness, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on page F-1 in this annual report.

Plan for Remediation of Material Weakness

We have engaged in, and will continue to engage in, substantial efforts to address the material weakness in our internal control over financial reporting. The audit committee will continue to monitor the remediation plan to address the material weakness noted in prior periods and which remains at the completion of this evaluation of the company’s internal controls over financial reporting.

To remediate the material weakness described above, the company has implemented or plans to implement the remedial measures described below.

•	The Company plans to hire, and have allocated resources to hire, a corporate financial controller and other additional financial and accounting personnel.

•

These employees, along with a rigorous monthly financial statement review and comparison of actual results to budget, are intended to assist in substantiating that our financial reporting is in compliance with GAAP and Securities and Exchange Commission (“SEC”) rules and regulations. The Company plans to increase the accounting, internal control, and SEC reporting acumen and accountability of its Finance organization employees through a regular training program, which is planned to include, among other things, in-house training and development programs to enhance their competency with respect to GAAP and financial reporting.

•

Enhance monitoring controls over the application of US GAAP accounting knowledge, the selection and evaluation of US GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures by a senior accounting officer.

Interim Measures Pending Completion of Remediation Initiatives

Management has not yet implemented all of the measures described above or adequately tested those controls already implemented. Nevertheless, management believes those remediation measures already implemented, together with the additional measures undertaken by the company described below; satisfactorily address the material weakness described above as they might affect the consolidated financial statements and information included in this annual report. These additional measures included the following:

•	Additional planning, analysis and procedures, and management reviews have been performed to ensure the accuracy of financial reporting contained in this annual report.

•

The Company conducted a detailed and extensive review of account reconciliations, non-routine and complex transactions and agreements, financial statement classifications, journal entries and related substantiation for accuracy and conformance with GAAP.

Remediation of Fiscal Year 2006 Material Weaknesses

We have previously disclosed in our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007, on our annual report on Form 20-F for the fiscal year ended December 31, 2006 and on our registration statement on Form F-1 (File No.136240), as amended, that we have identified material weaknesses in internal control over financial reporting. The following summarizes the material weaknesses reported and the remedial action taken by the company as of December 31, 2007.

With respect to the following material weakness (i):

•

We did not have an effective control environment because of: (a) a lack of an appropriate level of control consciousness as it relates to the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures, assignment of roles and responsibilities, and the necessary lines of communications within its organizational structure to support its activities; (b) a lack of effective control monitoring activities; and (c) a lack of an effective risk assessment process.

A number of actions were taken by the company, including:

•

Since the third quarter of 2006, we have established an independent audit committee, hired a President and Chief Operating Officer, and hired additional finance and non-financial personnel, which have improved the overall tone within the organization and represented the first and most critical step in establishing an environment conducive to maintaining adequate internal control;

•	Developed a hotline and awareness training that reinforced the company’s code of business conduct and ethics;

•	Established documentation of internal controls, policies and procedures for each key business cycle on which communication and training was delivered to the concerning departments and personnel;

•	Assignment of roles and responsibilities to key positions in each business department and establishment of authorization limits;

•	Established procedures and controls for our Board of Directors and our audit committee to supervise significant transactions and internal controls;

•	Established regular management review to enhance internal communication within the organizational structure;

•	Hired an internal audit manager to monitor internal control activities and its reporting line directly to our audit committee; and

•	Established a risk assessment process.

As of December 31, 2007, we have concluded that this material weakness (i) has been remediated.

With respect to the following material weakness (ii):

•

Ineffective controls over procedures used to enter transaction totals into the general ledger and initiate, authorize, record and process journal entries into the general ledger as well as record recurring and nonrecurring adjustments to the financial statements, due to (a) untimely and inadequate journal entry review and approval by a senior accounting officer, (b) a lack of appropriate policies and procedures surrounding timely and complete preparation and approval of account analyses and reconciliations with adequate support, and (c) a lack of effective controls over the preparation and review of the consolidated financial statements and disclosures. Specifically, effective controls were not designed and in place over the process related to identifying and accumulating all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and disclosures.

A number of actions were taken by the company, including:

•	Established a disclosure committee that also is responsible for reviewing the company external reporting;

•	Implemented a new information technology general ledger system at our operating subsidiary;

•

Implemented procedures and controls to perform fluctuation analysis, reconcile accounts with external confirmation or supporting documents, periodically analyze and report on budget versus actual performance, perform monthly reconciliation in each key business department (e.g. sales department and purchase department), and perform reconciliation between financial statement and trial balance on monthly basis;

•	Standardized controls of routine and non-routine journal entry review and approval by senior accounting officer, and formalized controls over period end financial close process;

•	Established controls for the periodic review and approval of changes to the company’s chart of accounts; and

•

Established controls for the preparation and review of the consolidated financial reporting, which includes preparation of a disclosure checklist, communication and review with disclosure committee and review by our senior management and our Board of Directors.

As of December 31, 2007, we have concluded that this material weakness (ii) has been remediated.

With respect to the following material weakness (iii):

•

Inadequate controls and procedures used (a) to evaluate the creditworthiness of related party suppliers to which we advance funds in order to determine a provision, if necessary, and (b) to ensure that transactions and arrangements with related parties are appropriately identified and summarized in the accounting records and disclosed in the financial statements.

A number of actions were taken by the company, including:

•	Established a related person transaction policy and controls;

•

Established policies, procedures and controls to (i) evaluate the creditworthiness of related and third party suppliers prior to making prepayment advances, (ii) authorize and approve a pre-payment to a supplier (iii) periodically assess the credit quality of our suppliers and the factors that affect the credit risk and to provide for losses as appropriate and (iv) to monitor contract terms; and

•

Established procedures and controls to (i) ensure the maintenance of our related parties list, (ii) maintenance of separate general ledger accounts for related parties (iii) summarize and disclose related party transactions and arrangements which is reviewed by appropriate accounting officer and disclosed in our external reporting.

As of December 31, 2007, we have concluded that this material weakness (iii) has been remediated.

With respect to the following material weakness (iv):

•

Ineffective controls over accounting for income taxes, including the determination of deferred income tax assets and liabilities and related valuation allowance, including a lack of effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related deferred income taxes and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the deferred income tax balances.

A number of actions were taken by the company, including:

•

Established procedures and controls to (i) quarterly prepare and review income tax provision calculation including the determination and underlying support for deferred income tax assets and liabilities and related valuation allowance, and (ii) review and monitor the accuracy of the components of the income tax provision calculations and related deferred income taxes and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the deferred income tax balances.

As of December 31, 2007, we have concluded that this material weakness (iv) has been remediated.

With respect to the following material weakness (v):

•

Inadequate policies and procedures related to accounting and disclosure for complex contracts, including a lack of adequate controls (a) to identify and centrally accumulate all new significant contracts for review by relevant parties (e.g. our accounting department), (b) to determine and accurately record the accounting implications of significant contracts, and (c) to ensure ongoing compliance with terms and conditions of significant contracts.

A number of actions were taken by the company including:

•

Established policies, procedures and controls related to accounting and disclosure for complex contracts, including specific controls to (i) identify and centrally accumulate all new significant contracts for review and approval by relevant parties, (ii) develop standardized terms for certain key contracts including review and authorization requirements for proposed non-standard terms, (iii) ensure finance personnel review the accounting and disclosure of significant contracts, and (iv) to ensure ongoing compliance with terms and conditions of significant contracts by parties.

As of December 31, 2007, we have concluded that this material weakness (v) has been remediated.

With respect to the following material weakness (vi):

•

A lack of adequately designed controls over our revenue cycle, including lack of effective controls over (a) documenting approval for exceptions to standard terms of sales contracts, (b) a lack of evidence documenting our evaluation and approval to extend and monitor credit terms to customers when, on an exception basis, credit is granted to customers, (c) documenting verification of shipment quantities to sales orders, (d) documenting methodology for determining doubtful accounts reserve, and (e) adequate disclosure of related party revenues and accounts receivables in the financial statements.

A number of actions were taken by the company including:

•	Established policies, procedures and controls over our revenue cycle, including specific controls over (i) establishing and documenting approval for exceptions to terms of standard sales contracts,

(ii) documenting our evaluation and approval to extend and monitor credit terms to customers when credit is granted to customers, (iii) documenting verification of shipment quantities to sales orders, (iv) documenting policy and methodology for determining doubtful accounts reserve, and (v) established procedures to ensure disclosure of related party revenues and accounts receivables in the financial statements.

As of December 31, 2007, we have concluded that this material weakness (vi) has been remediated.

With respect to the following material weakness (vii):

•

A lack of adequately designed controls over the inventory cycle, including lack of effective controls over (a) adequate written instructions for periodic physical inventory counts, (b) timely reconciliation of physical counts to financial records, (c) timely maintenance of perpetual inventory records including cutoff procedures, (d) control over transfers within the production process, (e) documentation of policies and procedures surrounding inventory costing, (f) documentation of accounting policy, methodology and procedures used to evaluate excess, slow moving, obsolete inventory reserves as well as inventory whose carrying value is in excess of net realizable value including consideration of the impact of advances to related party supplier for future inventory purchases has on these provisions.

A number of actions were taken by the company including:

•

Established policies, procedures and controls over inventory cycle including (i) documenting written instructions for periodic physical inventory counts, (ii) timely review and reconciliation of physical counts to financial records, (iii) timely maintenance of perpetual inventory records including period end cutoff procedures, (iv) control over transfers within the production process, (v) inventory costing methodology and procedure, (vi) documentation of accounting policy, methodology and procedures that are used to evaluate excess, slow moving, obsolete inventory reserves and inventory the carrying value of which is in excess of net realizable value, including consideration of the impact that advances to suppliers for future inventory purchases has on these provisions.

As of December 31, 2007, we have concluded that this material weakness (vii) has been remediated.

With respect to the following material weakness (viii):

•

A lack of adequately designed controls over fixed assets, the related depreciation expense, and leased property and equipment, including lack of adequate controls to (a) periodically perform property and equipment inventory counts, (b) transfer equipment from construction in progress to fixed assets, (c) properly capitalize interest expense, (d) properly calculate depreciation expense of fixed assets, and (e) verify the completeness and accuracy of leased property and equipment and that future obligations related to such leases were properly disclosed;

A number of actions were taken by the company including:

•

Established procedures and controls over fixed assets, the related depreciation expense, and leased property and equipment, including specific controls to (i) periodically perform property and equipment inventory counts, (ii) transfer equipment from construction in progress to fixed assets, (iii) properly capitalize interest expense, (iv) properly calculate depreciation expense of fixed assets, and (v) verify the completeness and accuracy of leased property and equipment and that future obligations related to such leases were properly disclosed;

As of December 31, 2007, we have concluded that this material weakness (viii) has been remediated.

With respect to the following material weakness (ix):

•

A lack of adequately designed controls over the payroll cycle, including a lack of policies and procedures for (a) approving new employees into the payroll process (including personal information and proper approval for employees’ salaries), (b) review of time cards submitted by employees for validity and accuracy, and (c) timely reconciliation of payroll records to the general ledger; and

A number of actions were taken by the company including:

•

Established procedures and controls over the payroll cycle, including policies and procedures for (i) approving new employees into the payroll process (including personal information and proper approval for employees’ salaries), (ii) review of time cards submitted by employees for validity and accuracy, and (iii) timely reconciliation of payroll records to the general ledger; and

As of December 31, 2007, we have concluded that this material weakness (ix) has been remediated.

With respect to the following material weakness (x):

•

A lack of adequately designed controls over the purchase cycle (a) to document the review of goods received compared with purchase order amounts, (b) to document inspection of quality of raw materials received by warehouse personnel, (c) to periodically review accounts payable to vendor statements and (d) cutoff of expenses at period end.

A number of actions were taken by the company including:

•

Established procedures and controls over the purchase cycle (i) to document the review of goods received compared with purchase order amounts, (ii) to document inspection of quality of raw materials received by warehouse personnel, (iii) to periodically review accounts payable to vendor statements and (iv) to prevent or detect cut-off of expenses at period end.

As of December 31, 2007, we have concluded that this material weakness (x) has been remediated.

Changes in Internal Control over Financial Reporting

The discussion above under “ Remediation of Fiscal Year 2006 Material Weaknesses “ and “Management’s Remediation Plan in Fiscal Year 2008” includes descriptions of the material planned or actual changes to the company’s internal control over financial reporting in the year ended December 31, 2007 and subsequent to December 31, 2007 that materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. In addition, the company appointed a new chief financial officer to succeed our existing CFO who is retiring from the company. Our new CFO will assume his role effective May 10, 2008.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Nai-yu Pai qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. Mr. Pai satisfies the “independence” requirements of the NASDAQ Marketplace Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act. For Mr. Pai’s biographical information, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management. — Directors and Executive Officers”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics for chief executive and senior financial officers. A copy of the code of ethics is filed as an exhibit to this annual report.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2005, 2006 and 2007:

	Audit Fees(1)	Audit- Related Fees(2)
2005	—	—
2006	RMB 8.24 million	RMB 0.88 million
2007	RMB 11.40 million	RMB 3.98 million

(1)	“Audit fees” means the aggregate fees billed by our principal auditor for professional services rendered for the audit of our financial statements.

(2)	“Audit-related fees” means the aggregate fees billed by our principal auditor for assurance and related services that are reasonably related to the performance of the audit of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of services relating to our initial and follow-on public offerings, issuance of comfort letters and rendering of listing advice.

Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee. Our audit committee will review and approve our independent auditor’s annual engagement letter, including the proposed fees, as well as all audit and permitted non-audit engagements and relationships between the company and such independent auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

Page
Report of the Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3

Consolidated Statements of Operations for the period from inception (May 18, 2005) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-4

Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) for the period from inception (May 18, 2005) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-5

Consolidated Statements of Cash Flows for the period from inception (May 18, 2005) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-6

Notes to Consolidated Financial Statements	F-7

ITEM 19.	EXHIBITS

1.1**	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-146210), as amended, initially filed with the Security and Exchange Commission on September 20, 2007.)

4.1**	2006 Stock Incentive Plan adopted as of August 21, 2006 (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.2**	Form of Employment and Confidentiality Agreement between the Registrant and each Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.3**	Lease Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.4**	Long-Term Supply Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006 and Supplemental Agreement to the Long-Term Supply Agreement dated October 18, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.5**	Supply Agreement between JingAo Solar Co., Ltd. and ReneSola Ltd. dated as of September 5, 2006 and Additional Agreement dated as of September 5, 2006, both amended as of August 10, 2007 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-146210), as amended, initially filed with the Security and Exchange Commission on September 20, 2007.)

4.6**	Long-Term Wafer Supplying and Prepayment Agreement between JingAo Solar Co., Ltd. And M.SETEK Co., Ltd. dated as of December 9, 2006 and Amendment to the Long-Term Wafer Supplying and Prepayment Agreement dated January 15, 2007 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.7**	Equity Interest Transfer Agreement among Jinglong Group, Australia Solar Energy Development Pty. Ltd., Australia PV Science & Engineering Co. and JA Development Co., Ltd. dated as of July 10, 2006 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.8**	Technology Transfer Agreement between JingAo Solar Co., Ltd. and Australia PV Science & Engineering Co. dated as of October 24, 2005 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.9**	Valuation Agreement among Jinglong Group, Australia PV Science & Engineering Co. and Australia Solar Energy Development Pty Ltd. dated as of May 6, 2005 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

4.10**	Sale and Purchase Agreement between JingAo Solar Co., Ltd. and Canadian Solar Inc. dated as of March 30, 2007 (incorporated by reference to Exhibit 4.14 from our 2006 annual report on Form 20-F (File No. 001-33290) initially filed with the Security and Exchange Commission on June 1, 2007.)

4.11**	Long-Term Wafer Supplying and Prepayment Agreement between JingAo Solar Co., Ltd. and Jiangsu Shunda Semiconductor Develop Co., Ltd. dated as of August 1, 2007 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-146210), as amended, initially filed with the Security and Exchange Commission on September 20, 2007.)

4.12*	Polysilicon Supply Agreement between JingAo Solar Co., Ltd. and M.SETEK Co., Ltd. dated as of January 14, 2008 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.13*	Sales Contract between JingAo Solar Co., Ltd. and Solaria Energia y Medioambiente. S.A. dated as of December 11, 2007 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.14*

Silicon Wafer Supply Agreement between JingAo Solar Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., a subsidiary of GCL Silicon Technology Holdings Ltd., dated as of April 7, 2008 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.15*	Supplemental Agreement for Silicon Wafer Supply Contract between Jiangsu Shunda Semiconductor Development Co., Ltd. and JA Solar Co., Ltd. dated April 29, 2008 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.16*	Amendment of M.SETEK and JA Solar Contract between M.SETEK Co, Ltd. and JA Solar Holdings Co., Ltd., relating to the Long-term Wafer Supplying and Prepayment Agreement dated October 9, 2006 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-146210), as amended, initially filed with the Security and Exchange Commission on September 20, 2007) (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.17*	Silicon Wafer Supply Agreement between JingAo Solar Co., Ltd. and ReneSola Ltd. dated as of December 13, 2007

8.1*	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our 2006 annual report on Form 20-F (File No. 001-33290) initially filed with the Security and Exchange Commission on June 1, 2007.)

12.1*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Consent of Independent Registered Public Accounting Firm

*	Filed as part of this annual report

**	Incorporated by reference

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.

By:	/s/ Huaijin Yang
Name: Huaijin Yang
Title: Chief Executive Officer

Date: May 9, 2008

JA SOLAR HOLDINGS CO. LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3

Consolidated Statements of Operations for the period from inception (May 18, 2005) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-4

Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) for the period from inception (May 18, 2005) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-5

Consolidated Statements of Cash Flows for the period from inception (May 18, 2005) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. and its subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for the period from inception (May 18, 2005) to December 31, 2005 and for the two years ended December 31, 2006 and 2007 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to an insufficient number of finance personnel with an appropriate level of knowledge, experience and training in the application of generally accepted accounting principles and in internal controls over financial reporting commensurate with the Company’s financial reporting requirements existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China

May 8, 2008

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	Note	December31, 2006	December 31, 2007
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	3	95,758,377	1,145,032,918
Available for sale securities	4	—	803,121,383
Accounts receivable from third party customers		47,719,752	28,819,554
Accounts receivable from related party customers		—	24,730,689
Inventories	5	154,675,325	157,334,310
Advances to related party suppliers	6	39,831,642	389,871,684
Advances to third party suppliers	6	1,608,765	898,722,659
Other current assets	7	6,673,976	42,315,074
Deferred tax assets	10	—	1,214,246

Total current assets		346,267,837	3,491,162,517

Property and equipment, net	8	139,399,605	532,011,999
Intangible asset, net	9	7,224,713	6,687,677
Deferred tax asset	10	—	4,355,369
Advances to third party suppliers	6	—	536,332,174

Total assets		492,892,155	4,570,549,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	11	150,000,000	200,000,000
Accounts payable to third parties		2,501,790	10,119,234
Value-added tax payables		3,639,665	342,025
Advances from third party customers		21,329,609	70,285,896
Other payables to third parties	12	2,769,566	16,841,500
Payroll and welfare payable		2,676,854	6,364,403
Accrued expenses	13	3,932,709	15,279,750
Amounts due to related parties	14	254,423	113,890,220

Total current liabilities		187,104,616	433,123,028

Accrued warranty cost	15	—	929,170

Total liabilities		187,104,616	434,052,198

Commitment and Contingencies

Preferred shares (US$0.0001 par value; 6,520,000 and 0 shares outstanding as of December 31, 2006 and December 31, 2007)		110,037,714	—
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 and 154,058,500 shares issued and outstanding as of December 31, 2006 and December 31, 2007)		66,212	123,307
Additional paid-in capital		106,715,707	3,655,194,120
Statutory reserves	17	14,587,748	71,617,912
Retained earnings		74,380,158	417,203,191
Accumulated other comprehensive income		—	(7,640,992)
Total shareholders’ equity		195,749,825	4,136,497,538

Total liabilities and shareholders’ equity		492,892,155	4,570,549,736

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Note	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
		RMB	RMB	RMB
Net revenues
Solar products to third parties		—	565,327,330	2,532,417,761
Solar products to related parties		—	131,130,774	62,205,840
Solar cells processing		—	—	99,076,635

Total revenues		—	696,458,104	2,693,700,236

Cost of revenues
Solar products		—	(524,163,013)	(2,066,559,465)
Solar cells processing		—	—	(26,232,337)

Total cost of revenues		—	(524,163,013)	(2,092,791,802)

Gross profit		—	172,295,091	600,908,434

Selling, general and administrative expenses	16	(2,638,340)	(39,656,083)	(150,319,332)
Research and development expenses		(383,468)	(1,357,610)	(4,200,013)

Total operating expenses		(3,021,808)	(41,013,693)	(154,519,345)

Income/(loss) from operations		(3,021,808)	131,281,398	446,389,089
Interest expense		—	(5,055,382)	(6,595,460)
Interest income		38,965	823,995	62,579,521
Foreign exchange gain/(loss)		(128,152)	1,300,008	(112,799,886)
Other income		—	64,414	5,225,569

Income/(loss) before income taxes		(3,110,995)	128,414,433	394,798,833
Income tax benefit/ (expense)	10	—	—	5,569,615

Net income/(loss)		(3,110,995)	128,414,433	400,368,448

Preferred shares accretion		—	(1,603,399)	(515,251)
Preferred shares beneficial conversion charge		—	(34,732,133)	—
Allocation of net income to participating preferred shareholders		—	(5,682,574)	(1,648,040)

Net income available to ordinary shareholders		(3,110,995)	86,396,327	398,205,157

Net income/(loss) per share:
Basic	18	(0.04)	1.08	2.96
Diluted	18	(0.04)	1.08	2.93
Weighted average number of shares outstanding:
Basic	18	80,000,000	80,000,000	134,525,226
Diluted	18	80,000,000	80,166,178	136,721,772

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings/ (accumulated deficit)	Accumulated Other comprehensive income	Total shareholders’ equity	Total Comprehensive Income/(loss)
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Opening balance			—		—	—
Shares issued pursuant to the Recapitalization (Note 1)	80,000,000	66,212	59,633,343	—	—	—	59,699,555	—
Net loss	—	—	—	—	(3,110,995)	—	(3,110,995)	(3,110,995)

Balance at December 31, 2005	80,000,000	66,212	59,633,343	—	(3,110,995)	—	56,588,560	(3,110,995)

Pro-rata capital contribution from ordinary shareholders	—	—	59,900,518	—	—	—	59,900,518	—
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	—	—	(119,508,000)	—	—	—	(119,508,000)	—
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	—	—	53,778,599	—	—	—	53,778,599	—
Share based compensation	—	—	18,179,114	—	—	—	18,179,114	—
Accretion of preferred shares	—	—	—	—	(1,603,399)	—	(1,603,399)	—
Beneficial conversion features of preferred shares	—	—	34,732,133	—	—	—	34,732,133	—
Amortization of beneficial conversion features of preferred shares	—	—	—	—	(34,732,133)	—	(34,732,133)	—
Statutory reserves	—	—	—	14,587,748	(14,587,748)	—		—
Net Income	—	—	—	—	128,414,433	—	128,414,433	128,414,433

Balance at December 31, 2006	80,000,000	66,212	106,715,707	14,587,748	74,380,158	—	195,749,825	128,414,433

Issuance of ordinary shares pursuant to initial public offerings	51,750,000	40,179	1,850,336,570	—	—	—	1,850,376,749	—
Accretion of preferred shares	—	—	—	—	(515,251)	—	(515,251)	—
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	6,520,000	5,062	109,900,482	—	—	—	109,905,544	—
Issuance of ordinary shares pursuant to follow on offerings	14,848,500	11,160	1,481,696,471	—	—	—	1,481,707,631	—
Shares based compensation	—	—	91,636,563	—	—	—	91,636,563	—
Exercise of stock options	940,000	694	14,908,327	—	—	—	14,909,021	—
Statutory reserves	—	—	—	57,030,164	(57,030,164)	—	—	—
Net Income	—	—	—	—	400,368,448	—	400,368,448	400,368,448
Other comprehensive income for available-for-sale securities	—	—	—	—	—	(7,640,992)	(7,640,992)	(7,640,992)

Balance at December 31, 2007	154,058,500	123,307	3,655,194,120	71,617,912	417,203,191	(7,640,992)	4,136,497,538	392,727,456

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period from inception (May 18, 2005) to December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	RMB	RMB	RMB
Cash flows from operating activities:
Net income/(loss)	(3,110,995)	128,414,433	400,368,448
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation expense	—	18,179,114	91,636,563
Depreciation and amortization	802,388	11,203,065	34,114,506
Exchange (gain)/ loss	128,152	(1,627,443)	90,672,333
(Increase) in deferred tax asset	—	—	(5,569,615)
Changes in operating assets and liabilities:
(Increase) in inventories	—	(154,675,325)	(2,658,985)
(Increase)/decrease in accounts receivables from third party customers	—	(47,719,752)	18,900,198
(Increase)/decrease in accounts receivables from related party customers	—	—	(24,730,689)
(Increase) in advance to related party suppliers	—	(39,831,642)	(350,040,042)
Increase in advance to third party suppliers	—	(1,153,677)	(1,433,446,068)
(Increase) in other current assets	(455,088)	(6,673,976)	(41,371,089)
Increase/(decrease) in accounts payable	—	1,152,672	8,966,562
Increase/(decrease) in tax payable	—	3,639,665	(3,297,640)
Increase/(decrease) in other payables	332,513	(7,111)	5,193,980
Increase in payroll and welfare payable	113,500	2,563,354	3,687,549
Increase in accrued expenses	29,514	3,903,195	11,347,041
Increase in accrued warranty cost	—	—	929,170
Increase/(decrease) in amounts due to related parties	525,000	(503,422)	(38,126)
Increase in advance from third party customers	—	21,329,609	48,956,287

Net cash used in operating activities	(1,635,016)	(61,807,241)	(1,146,379,617)

Cash flows from investing activities:
Purchase of property and equipment	(37,971,977)	(107,511,161)	(421,232,689)
Purchase of intangible assets	—	(107,800)	(615,540)
Short term investments	—	—	(810,762,375)

Net cash used in investing activities	(37,971,977)	(107,618,961)	(1,232,610,604)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon formation	50,699,555	—	—
Pro-rata capital contribution from ordinary shareholders	—	59,900,518	—
Net proceeds from issuance of preferred shares	—	110,669,361	—
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	—	(119,508,000)	—
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	—	53,778,599	—
Proceeds from public offerings of shares	—	—	3,341,001,572
Proceeds from short-term bank borrowings	—	200,000,000	250,000,000
Repayment of short-term borrowings	—	(50,000,000)	(200,000,000)
Proceeds from exercise of stock options	—	—	128,582,944

Net cash provided by financing activities	50,699,555	254,840,478	3,519,584,516

Effect of exchange rate changes on cash and cash equivalents	(121,957)	(626,504)	(91,319,754)

Net increase in cash and cash equivalents	10,970,605	84,787,772	1,049,274,541

Cash and cash equivalents at the beginning of the period	—	10,970,605	95,758,377

Cash and cash equivalents at the end of the period	10,970,605	95,758,377	1,145,032,918

Supplemental disclosure of cash flow information:
Cash paid for interest	—	6,306,650	10,206,860
Cash paid for income tax	—	—	—
Supplemental schedule of non-cash investing and financing activities:	—
Contributed technical know-how upon formation	9,000,000	—	—
Purchases of property and equipment included in other payables	1,239,979	2,437,969	8,128,722
Purchases of property and equipment included in amounts to related party	232,845	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of JA Solar Holdings Co., Ltd. (the “Company”), and its subsidiaries, collectively referred to as the “Group”.

JA Solar Holdings Co., Ltd. was incorporated in the Cayman Islands on July 6, 2006. In February 2007, the Company’s ADS became listed on the NASDAQ Global Market in the United States. The Group is primarily engaged in the development, production and marketing of high-performance photovoltaic (“PV”) solar cells, which convert sunlight into electricity, in the PRC.

Substantially all of the Group’s business is conducted through an operating subsidiary established in the PRC, JingAo Solar Co., Ltd. (“JA Hebei”), in which the Company indirectly holds a 100% interest. As further described below, in contemplation of its initial public offering, the Company, through its subsidiary, JA Development Co., Ltd. (“JA BVI”), acquired 100% of the voting interest in JA Hebei through a series of planned transactions that was completed on August 30, 2006.

In July 2006, the equity holders of JA Hebei transferred their shareholdings in JA Hebei to JA BVI and in return received shares in JA BVI in proportion to their shareholdings in JA Hebei. On August 30, 2006, pursuant to a share swap agreement, all the then existing shareholders of JA BVI exchanged their respective shares of JA BVI for equivalent classes of shares of the Company on a 1 for 8,000 basis resulting in 80 million shares issued in the aggregate. As a result, JA BVI and JA Hebei became wholly-owned subsidiaries of the Company, thereby completing the recapitalization. As part of the recapitalization, a net return of capital of RMB 65,729,401 (US$8.25 million) to the equity holders of JA Hebei was completed to satisfy PRC legal requirements and, for accounting purposes, is recorded as a distribution to shareholders with a charge to additional paid-in-capital.

These transactions have been accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest because the recapitalization did not result in a change in control of JA Hebei’s business since JA Hebei continued to be controlled and managed by Hebei Jinglong Industry and Commerce Group Co., Ltd. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

As of December 31, 2007, the Company’s subsidiaries include the following entities:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
JingAo Solar Co., Ltd. (“JA Hebei”)	May 18, 2005	PRC	100%
JA Development Co., Ltd. (“JA BVI”)	July 6, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”)	November 16, 2006	PRC	100%
JA Solar USA Inc. (“JA USA”)	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd.(“JA Zhabei”)	June 22, 2007	PRC	100%
JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”)	November 19, 2007	PRC	100%
JA Solar Hong Kong Limited (“JA Hong Kong”)	December 10, 2007	Hong Kong	100%

2.	Summary of significant accounting policies

a)	Basis of presentation and consolidation

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

The Group commenced its principal operations from April 2006 and prior to this date was in the development stage.

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

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

d)	Available-for-sale securities

Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to the income during the period in which the gain or loss is realized. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to income. The group’s available-for-sale investments include:

•

Marketable debt securities These debt securities are held to generate short interest return. The interest income and realized gains and losses on the sale of these securities are recorded in interest income.

•

Marketable equity securities when the investments are considered strategic in nature at the time of original classification. The company acquires these equity investments for the strategic objectives. The realized gains or losses on the sale or exchange of marketable equity securities are recorded in investment income.

•

Currency accrual bill The company acquires these investments for cash management purpose. The principal of this investment is 100% protected for any given Roll Period. During a Roll Period, the Investment can trade at each day price. The realized gains or losses on the sale of currency accrual bill are recorded in investment income.

e)	Allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. Accounts receivable in the balance sheets are stated net of such provision, if any. As of December 31, 2006 and December 31, 2007, the Group has not recorded any allowance for doubtful accounts.

f)	Inventories

Inventory is valued at the lower of cost or market value. Cost of inventories is determined by the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold. The Group did not record any provision for inventory valuation as of December 31, 2006 and 2007.

The Group outsources the assembly of solar modules, whereby third-party manufacturers assemble solar cells produced by the Group into modules according to the requirements of the Group’s customers. These outsourcing arrangements do not include transfer of title of the solar cell inventory to the third-party manufacturer. The Group maintains such inventory on its balance sheet as consignment inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the assembled solar modules, the Group pays a processing fee to the third-party manufacturer and includes such fee in the production cost of the finished goods.

g)	Short-Term and Long-Term Advances to Suppliers

The Group provides short-term and long-term advances to secure its raw material needs of silicon wafers, which are then offset against future purchases. The Group does not require collateral or other security against its advances to related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of our suppliers, we will provide for such losses on these advances. The Group determined that no provision is required for potential losses against supplier advances as of December 31, 2006 and 2007. The Group classified short-term and long-term advances to suppliers based on expected contractual offset which was obtained from contractual delivery schedule as amended.

h)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Shorter of the lease term or useful lives
Machinery and equipment	5-10 years
Furniture and fixtures	5 years
Motor vehicles	5 years

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Interest expense incurred for qualifying assets are capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost. For the period from inception (May 18, 2005) to December 31, 2005, the years ended December 31, 2006 and 2007, total interest capitalized was nil, RMB 1,532,043 and RMB 3,734,862, respectively.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

i)	Intangible asset, net

Intangible assets comprised of technical know-how contributed by one of the Group’s shareholders upon formation of JA Hebei and purchased accounting software.

Technical know-how is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years.

Purchased software with a finite useful life is being amortized on a straight line basis over its estimated useful life of five years.

j)	Impairment of long-lived assets

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

k)	Income taxes

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

l)	Revenue recognition

(i) Revenue recognition for solar cells and modules (hereafter “solar products”)

The Group, generally, recognizes revenue from the sale of solar products at the time of shipment, at which point title and risk of loss transfer. The Group sells its solar products at agreed upon prices to its customers, which reflect prevailing market prices.

The Group’s considerations for recognizing revenue are based on the following:

•

Persuasive evidence that an arrangement (sales contract) exists between a willing customer and the Group that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have a right of return. The Group does provide a warranty on its solar module products.

•

Generally shipping terms are FOB shipping point from the Group’s premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership. Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•	The Group’s price to the customer is fixed and determinable as specifically outlined in the sales contract.

•

The Group extends credit terms only to a limited number of customers and receives cash for the majority of the sales transactions before it delivers its products, which it records as advances from customers. For customers to whom credit terms are extended, the Group assesses a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. All credit extended to customers is pre-approved by management. If the Group determines that collection is not reasonably assured, it defers the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

(ii) Revenue recognition for solar cells processing

The Group provides solar cell processing service to produce solar cells on behalf of third parties who have their own wafer supplies. Under certain of these solar cell processing service arrangements, the Group purchases raw materials from a customer and agrees to sell a specified quantity of solar cells produced from such materials back to the same customer. The quantity of solar cells sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. The Group records revenue from these processing transactions based on the amount received for solar cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as solar cell processing revenue and the production costs incurred related to providing the processing services are recorded as solar cell processing costs within cost of revenue.

m)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping (freight in) and handling costs for products sold.

n)	Research and development

Research and development costs are expensed when incurred.

o)	Advertising expenses

Advertising expenses are charged to the consolidated statement of operations in the period incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements.

p)	Warranty cost

Solar modules produced by the Group are typically sold with either a two-year or five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Group therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Group accrues 1.0% of its net revenues attributable to module sales as warranty costs at the time revenues are recognized and include that amount in its cost of revenues. Due to zero warranty claims to date, the Group accrues the estimated costs of warranties based primarily on an assessment of its competitors’ accrual history. Through its relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Group believes that accruing 1.0% of its net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Group in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that it believes to be reasonable under the circumstances. However, although the Group conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. The Group has not experienced any material warranty claims to date in connection with declines of the power generation capacity of its solar modules. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

q)	Start-up costs

In accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, the Group expensed all costs incurred in connection with start-up activities.

r)	Foreign currencies translation

The functional and reporting currency of the Group is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchanges gains and losses are included in the Consolidated Statements of Operations as a separate line item after income from operations.

s)	Fair value of financial instruments

Financial instruments include cash equivalents, available-for-sale securities, accounts receivable, advances to suppliers, accounts payable, other payables and short-term borrowings. As of December 31, 2006 and December 31, 2007, the carrying value of cash and cash equivalents, accounts receivables, advances to suppliers, accounts payable, other payables and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.

Investments in available-for-sale securities are carried at fair value based on quoted market prices or estimated based on quoted market prices for financial instruments with similar characteristics.

Unrealized gains and losses of the Company’s available-for-sale securities are excluded from earnings and reported as a component of other comprehensive income (loss). Additionally, the Company assesses whether an other-than-temporary impairment loss on its available-for-sale securities has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary are recorded as an impairment of investments in the Consolidated Statements of Operations.

t)	Segment reporting

The Group has adopted SFAS No. 131, Disclosures about Segment of an Enterprise and Related Information, for its segment reporting. The Group operates and manages its business as a single segment.

u)	Net income/ (loss) per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Group’s Series A redeemable convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

v)	Share based compensation

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

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the year ended December 31, 2006 and 2007 the Group determined the forfeiture rate to be 0%.

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

w)	Comprehensive Income

The Group has adopted the provisions of SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income,

its components and accumulated balances. SFAS No. 130 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on available-for-sale marketable securities, except those resulting from investments by owners and distributions to owners.

x)	Recent accounting pronouncements

In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123(R) beyond December 31, 2007. We believe there will be no material impact on our financial statements upon adoption of this standard.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115. FAS 159 permits entities to choose to measure may financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using the fair value option. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS159 on our financial position or results of operations.

In December 2007, the FASB issued FAS 160, Non-Controlling Interest in Consolidated Financial Statements — including an amendment of APB 51. FAS 160 requires that a non-controlling interest continue to be attributed its share of losses even if that attribution results in a deficit non-controlling interest balance. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are in the process of assessing the impact of the adoption of FAS160 on our financial position or results of operations.

In December 2007, the FASB issued FAS 141R, Business Combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are in the process of assessing the impact of the adoption of FAS 141R on our financial position or results of operations.

y)	Financial Instruments — Embedded Foreign Currency Derivative

Certain of the Group’s purchase and sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of operations and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as current assets or liabilities with the changes in their fair value recorded in the statements of operations. The Group does not enter into derivative contracts for hedging purposes and hedge accounting has not been applied. As of December 31, 2007, the Group does not have any embedded derivative.

3.	Cash and cash equivalents

Cash and cash equivalents consisted of the following

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Cash
- RMB	64,883,524	93,394,304
- USD	30,866,337	587,162,823
- EUR	8,516	27,629,136
- AUD	—	406,842,481
Cash equivalents
- Money market fund	—	30,004,174

Total	95,758,377	1,145,032,918

4.	Available-for-sale securities

Available-for-sale securities consisted of the following:

	Initial Cost	Unrealized gains	Unrealized losses	Estimated fair value
	RMB	RMB	RMB	RMB
Currency accrual bills	517,881,000	—	10,254,595	507,626,405
Municipal bonds	86,932,668	—	1,286,233	85,646,435
Corporate bonds	12,048,238	—	178,263	11,869,975
Equity investments	193,900,469	4,078,099	—	197,978,568

Total	810,762,375	4,078,099	11,719,091	803,121,383

Estimated fair values were determined for each individual security in the investment portfolio. The changes in value of these investments are related to foreign exchange rates and stock price and considered to be temporary in nature. See Note 2 for the Group’s policy on available-for sale securities. Realized gains or loss on short-term investments was immaterial for the year ended December 31, 2007. All the securities except equity investments have contractual maturities of less than one year. The Group has liquidated part of the equity investment and all other available-for-sale securities subsequent to December 31, 2007.

5.	Inventories

Inventories consisted of the following:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Raw materials
- Silicon wafer	62,481,981	27,893,060
- Others	14,892,430	16,670,040
Consignment	—	6,926,800
Work-in-progress	7,427,123	27,024,510
Finished goods	69,873,791	78,819,900

Total	154,675,325	157,334,310

6.	Advances to suppliers

The Group has entered into agreements with various polysilicon and wafer vendors and manufacturers. These agreements specify future quantities and pricing of products to be supplied by the vendors for periods up to 96 months. Under certain of these agreements, the Group is required to make prepayments to the vendors over the terms of the arrangements. As of December 31, 2007, advances to suppliers totaled RMB 1,824,926,517, the current portion of which is RMB 1,288,594,343.

The Group provides supplier advances to the Jinglong Group for purchases of silicon wafers, which are then used to offset future purchases. The Group purchased nil, RMB 600,061,424 and RMB 1,208,890,144 of silicon wafers from the Jinglong Group for the period from inception (May 18, 2005) to December 31, 2005, the year ended December 31, 2006 and 2007. Outstanding supplier advances to the Jinglong Group for purchases of silicon wafers amounted to nil, RMB 35,631,642 and RMB 389,871,684 as of December 31, 2005, 2006 and 2007, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

7.	Other current assets

Other current assets consisted of the following:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Value-added tax refund from export sales	—	40,847,834
Prepaid expenses	393,791	979,687
Advances to officers and employees (Note 19)	26,500	48,000
IPO-related fees (note a)	5,729,991	—
Others	523,694	439,553

	6,673,976	42,315,074

(a)	IPO-related fees are comprised of professional service fees incurred in connection with the Group’s initial public offering. These costs were offset against the offering proceeds.

8.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Buildings	—	127,134,978
Furniture and fixtures	1,518,142	9,596,452
Motor vehicles	581,649	5,232,424
Machinery and equipment	129,596,744	274,668,886
Leasehold improvements	1,196,870	12,005,411

Total	132,893,405	428,638,151
Less: accumulated depreciation	(10,122,366)	(43,084,296)

Subtotal	122,771,039	385,553,855
Construction-in-progress	16,628,566	146,458,144

Property and equipment, net	139,399,605	532,011,999

Depreciation expense was RMB 52,388, RMB 10,069,978 and RMB 32,961,930 for the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively.

9.	Intangibles assets, net

Upon the formation of JA Hebei, the Group’s operating subsidiary in the PRC, certain shareholders agreed to contribute approximately RMB 50.70 million for an 85% interest while the other shareholders agreed to contribute unpatented technical know-how for a 15% interest. The implied fair value of the technical know-how was RMB 9.00 million.

Intangible assets consisted of the following:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Technical know-how	9,000,000	9,000,000
Purchased software	107,800	723,340
Less: accumulated amortization	(1,883,087)	(3,035,663)

Intangible asset, net	7,224,713	6,687,677

Amortization expense was RMB 750,000, RMB 1,133,087 and RMB 1,152,576 for the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively, and is recorded in manufacturing overhead and selling, general and administrative expenses.

Amortization expense of the existing technical know-how and purchased software for each of the next five years will be approximately RMB 1, 255, 896.

10.	Income taxes

The Company is an exempted company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

The Group’s operating subsidiaries JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou are wholly foreign-owned enterprises incorporated in the PRC and subject to PRC Foreign Enterprise Income Tax (“FEIT”) Law. Pursuant to FEIT Law, foreign-invested enterprises (“FIEs”) are subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. FIEs are also entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, if they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China. JA Hebei started its tax holiday period on January 1, 2006, which will end on December 31, 2010.

On March 16, 2007, the National People’s Congress of China enacted a new Corporate Income Tax (“CIT”) law, under which FIEs and domestic companies would be subject to CIT at a uniform rate of 25%. The new CIT law will become effective on January 1, 2008. The grandfathering treatments for unutilized tax holiday are provided for certain qualified FIEs. For those FIEs which have already commenced their qualified tax holidays before 2008, they can continue to enjoy the remaining unutilized tax holidays until expiry. For those qualified old FIEs which have not commenced their tax holidays before 2008 due to cumulative losses, their tax holidays will be deemed to commence in 2008 and can be utilized until expiry. Currently, we do not believe the new CIT law will affect the preferential tax treatments (i.e. the unutilized tax holiday) enjoyed by us. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2007, we have not recorded any withholding tax on the retained earnings of our foreign invested enterprises in China.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1,2008 to its foreign investor(s) shall be subject to WHT.

As a result, the dividends declared out of the cumulative retained earnings as of December 31, 2007 should be exempt from WHT.

Components of deferred tax assets consisted of the following:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	701,100	2,461,865
Amortization of intangible assets	53,156	98,438
Accrued warranty cost	—	232,293
Accrued expenses	—	1,146,466
Net loss carried forward	—	406,093
Depreciation of property and equipment	1,477,252	4,188,944
Capitalized interest	(161,896)	(836,299)

Deferred tax assets	2,069,612	7,697,800

Less: valuation allowance	(2,069,612)	(2,128,185)

Deferred tax assets-net	—	5,569,615

Deferred tax assets are analyzed as:
Current	9,846	1,282,196
Non-Current	152,050	5,123,718

	161,896	6,405,914

Deferred tax liability are analyzed as:
Current	—	67,950
Non-Current	161,896	768,349

	161,896	836,299

	—	5,569,615

The Group has made some portion of valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including that the Group exited the development stage during the year ended December 31, 2007, its limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Reconciliation between the provision for income tax computed by applying the statutory FEIT and the Group’s effective tax rate:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
PRC enterprise income tax	(33)%	33%	33%
Effect of permanent differences:
Share based compensation	—	5%	6%
Effect of tax holiday	—	(38)%	(39)%
Effect of tax rate change	23%	(1)%	(1.5)%
Valuation allowance	10%	1%	0.4%

	—	—	(1.1)%

The aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
The aggregate dollar effect	—	51,705,390	193,055,137
Per share effect-basic	—	0.65	1.44
Per share effect-diluted	—	0.64	1.41

The Group adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), accounting for uncertainty in income taxes. The Group has performed assessment on its tax positions related to FIN 48, and concluded that the adoption of FIN 48 did not have any material impact on the Group’s financial position as of December 31, 2007.

11.	Bank borrowings

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest rate	Interest Payment Periods
As of December 31, 2006
Agriculture Bank of China	October 2006	October 2007	50,000,000	6.12%	Monthly
Bank of China	December 2006	December 2007	50,000,000	6.12%	Quarterly
Bank of Communications	February 2006	February 2007	50,000,000	6.14%	Quarterly

Total bank borrowings			150,000,000

As of December 31, 2007
Bank of China	January 2007	January 2008	50,000,000	6.12%	Quarterly
Agriculture Bank of China	November 2007	November 2008	150,000,000	6.78%	Monthly

Total bank borrowings			200,000,000

The short-term bank borrowings outstanding as of December 31, 2006 and 2007 bore an average interest rate of 6.13% and 6.62% per annum, respectively. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. These loans do not contain any financial covenants or restrictions. The borrowings have one year terms and expire at various times throughout the year. These facilities contain no specific renewal terms. The short-term bank borrowings of RMB 50,000,000 from Agriculture Bank of China and RMB 50,000,000 from Bank of Communications as of December 31, 2006 were guaranteed by a company of which one of the Group’s directors is a shareholder and general manager and a third party, Hebei Ningfang Group Co., Ltd. The short-term bank borrowings of RMB 150,000,000 from Agriculture Bank of China as of December 31, 2007 were guaranteed by a letter of credit opened with Credit Swiss.

In January 2008, the Group repaid the RMB 50,000,000 short-term loan obtained from Bank of China in January 2007.

In March 2008, the Group repaid the RMB 150,000,000 short-term loan obtained from Agricultural Bank of China in November 2007 which was guaranteed by a letter of credit opened with Credit Swiss.

Interest incurred for the period from inception (May 18, 2005) to December 31, 2006, the year ended December 31, 2006 and 2007 amounted to nil, RMB 6,587,425 and RMB 10, 330, 322 respectively, of which nil, RMB 1,532,043 and RMB 3,734,862 was capitalized in the cost of property and equipment.

The total amount of letters of credit opened as of December 31, 2007 was USD 56,000,000. The Company has cancelled letters of credit in the amounts of USD 24,000,000 and USD 32,000,000 in March and April 2008, respectively.

12.	Other payables

Other payables consisted of the following:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Purchases of property and equipment	2,437,969	8,128,722
Professional service fee	—	7,851,438
Stamp duty	307,045	507,174
Others	24,552	354,166

Total other payables	2,769,566	16,841,500

13.	Accrued expenses

Accrued expenses consisted of the following:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Outsource production fee	15,980	7,868,826
Audit and legal expenses	3,469,610	6,334,826
Interest expenses	280,775	404,236
Traveling expenses	—	264,000
Rental	—	118,368
Others	166,344	289,494

Total accrued expenses	3,932,709	15,279,750

14.	Amounts due to related parties

Amounts due to related parties consisted of the following:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Payables to optionees	—	112,397,253
Others	254,423	1,492,967

Total amounts due to related parties	254,423	113,890,220

15.	Accrued warranty cost

The movement of Group’s accrued warranty costs for solar module is summarized below:

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB
Beginning balance	—	—
Warranty provision	—	929,170
Warranty cost incurred	—	—

Ending balance	—	929,170

16.	Share-based compensation

As of December 31, 2007, the Company had one share-based compensation plan, which is described below.

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

a)	Options

On August 21, 2006, the Company granted 1,728,000 ordinary share options, as adjusted for the 1 for 8,000 share swap on August 30, 2006, to certain management, directors and consultants under the Plan of which 1,200,000 of these options vested on the grant date, 336,000 of these options vested on the August 21, 2007 and 192,000 of these options will vest on the August 21, 2008. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $2.147 per share.

On April 3, 2007, the Company granted 2,400,000 ordinary share options to certain of its directors and employees. The exercise price of these options is $6.27 per share.

On September 17, 2007, the Company granted 4,410,000 ordinary share options to certain of its directors and employees. The exercise price of these options is $12.42 per share.

On November 5, 2007, the Company granted 99,000 ordinary share options to certain of its employees. The exercise price of these options is $18.79 per share.

All the three batches of options granted in year 2007 were granted with the exercise price equal to the market price of the equity stock at the date of grant and have 10-year contractual terms and a vesting schedule that each 25% will vest upon 1st, 2nd, 3rd and 4th anniversary of issuance, respectively.

Effective January 1, 2006, the Company adopted the fair value recognition provision of SFAS 123R. SFAS 123R requires that compensation cost relating to share-based payment transactions be recognized in the Group’s statement of operations over the service period (generally the vesting period). That cost is measured based upon the fair value of the option issued as calculated under the Black Scholes option pricing model. The Group’s share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in correlation with the vesting percentages. Options granted to non-employees of the Group are remeasured each period end in accordance with EITF No. 96-18.

As a result of the adoption of SFAS 123(R) and EITF No. 96-18, the Group recognized a pre-tax charge of RMB 18,179,114 and RMB 62,827,927 (included in selling, general, and administrative expenses and manufacturing overhead, of which nil and RMB 2,850,314 was capitalized in the cost of inventory as of December 31, 2006 and 2007, respectively), for the year ended December 31, 2006 and 2007 associated with the expensing of stock options, respectively.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 and 2007 were US$1.662 and US$5.955, respectively. The compensation that has been charged against income for the plan was RMB 18,179,114 and RMB 59,977,613 for the year ended December 31, 2006 and 2007, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

As of December 31, 2006 and 2007, there was RMB 5,488,392 and RMB 240,542,512 of total unrecognized compensation cost related to nonvested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 15 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of ordinary shares granted prior to IPO was determined retrospectively to the time at grant and at each reporting date. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted during the year ended December 31, 2007:

	Years ended December 31, 2006 and 2007
	Options to employees/non-employees
	Granted on August 21, 2006	Granted on April 3, 2007	Granted on September 17, 2007	Granted on November 5, 2007	Options to non employee
Average risk-free rate	4.77%	4.58%	4.28%	4.06%	4.91%
Weighted average expected option life	5.2 years	6.25 years	6.25 years	6.25 years	4.34 years
Volatility rate	65%	55%	55%	55%	55%
Dividend	—	—	—	—	—

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The company utilizes the simplified method under the provision of Staff Accounting Bulletin No. 107 (“SAB 107”) for estimating expected term. The expected life of stock options granted under the Plan is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	Because of the limited stock price history, the Company does not believe that historical volatility would be representative of the expected volatility for its equity awards. Accordingly, the Company has chosen to use the historical volatility and implied volatility of a basket of comparable publicly-traded companies for a period equal to the expected term preceding the grant date.

The following table summarizes information with respect to share options outstanding on December 31, 2007

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life	Intrinsic Value (US$, in thousands)
Outstanding at January 1, 2007	1,728,000	2.147	—	—
Granted on April 3, 2007	2,400,000	6.27	—	—
Granted on September 17, 2007	4,410,000	12.42	—	—
Granted on November 5, 2007	99,000	18.79	—	—
Forfeited	(172,000)	3.59	—	—
Exercised	(940,000)	2.147	—	—
Outstanding at December 31, 2007	7,525,000	9.67	9.48	102,351

Exercisable at December 31, 2007	548,000	2.147	8.64	11,575

The total intrinsic value of options exercised during the years ended December 31, 2006, and 2007, was nil and $15,406,030 respectively.

b)	Restricted share units

On September 10, 2007, the Company granted 450,000 restricted share units to a certain employee, which will vest in half a year.

On September 17, 2007, the Company granted 60,000 restricted share units to certain employees, of which half will vest in a year and the remaining half will vest in two years.

RSUs are a promise by the Company to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights. These shares will be issued to them if they remain employed with us for the vesting period starting from their respective date of employment with us. Mr. Huaijin Yang, our chief executive officer, has agreed to cause Improve Forever Investments Limited, a shareholder of ours that is controlled by Mr. Huaijin Yang, to surrender to our company the same number of our ordinary shares for us to settle these RSUs when they vest.

The Company recognized a pre-tax charge of RMB 28,808,898 (included in selling, general, and administrative expenses) for year ended December 31, 2007, associated with the expensing of the restricted share units, with RMB 21,206,179 unrecognized compensation expense related to this restricted share units arrangement.

17.	Mainland China contribution plan and profit appropriation

a)	China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits was RMB 1,309,505 and RMB 5,848,554 for the year ended December, 2006 and 2007, respectively.

b)	Statutory reserves

Pursuant to laws applicable to entities incorporated in the PRC, before the Recapitalization, JA Hebei should make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The funds appropriations are at JA Hebei’s discretion based on the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends.

Subsequent to the Recapitalization, JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou’s made appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou’s discretion. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus and welfare and not distributable as cash dividends.

JA Hebei made RMB 14,587,748 and 57,030,164 for the general Statutory Reserves in the year ended December 31, 2006 and 2007, respectively.

c)	Other

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd (Note 1)	RMB	550,000,000
Shanghai JA Solar Technology Co., Ltd	US$	7,400,000
Shanghai JA Solar PV Technology Co., Ltd	US$	20,000,000
JA Solar Technology Yangzhou Co., Ltd	US$	26,000,000

18.	Net income/ (loss) per share

Basic and diluted net income/(loss) per share for the period from inception (May 18, 2005) to December 31, 2005, the year ended December 31, 2006 and 2007 are calculated as follows:

	December 31, 2005	December 31, 2006	December 31, 2007
Numerator:

Net income (loss)	(3,110,995)	128,414,433	400,368,448
Preferred shares accretion	—	(1,603,399)	(515,251)
Preferred shares beneficial conversion charge	—	(34,732,133)	—
Allocation of net income to participating preference shareholders	—	(5,682,574)	(1,648,040)

Numerator for basic earnings (loss) per share	(3,110,995)	86,396,327	398,205,157
Dilutive effect of Series A preferred shares*	—	—	—

Numerator for diluted earnings (loss) per share	(3,110,995)	86,396,327	400,368,448

Denominator:
Denominator for basic earnings (loss) per share—weighted average ordinary shares outstanding	80,000,000	80,000,000	134,525,226
Dilutive effect of Series A preferred shares*	—	—	—
Dilutive effect of share options	—	166,178	2,196,546

Denominator for diluted earnings (loss) per share	80,000,000	80,166,178	136,721,772

Basic earnings (loss) per share	(0.04)	1.08	2.96

Diluted earnings (loss) per share	(0.04)	1.08	2.93

Net income for the period has been allocated to the common share and preference share based on their respective rights to share in dividends.

*	These potentially dilutive securities were not include in the calculation of dilutive earnings per share because of there anti-dilutive effect.

19.	Related party transactions

a)	Transactions with the Jinglong Group

Supply

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

In August 2007, the Group revised the monthly prepayment terms under the existing contract with Jinglong Group and made a prepayment of RMB 300 million to Jinglong Group in August 2007 for wafers to be delivered after January 1, 2008. Jinglong Group has agreed to credit future invoices RMB 10 against our RMB 300 million prepayment for each of the first 30 million wafers it will deliver to us after January 1, 2008. The Group reviewed the contract under FAS 133 and FIN 46 and determined that it does not contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity.

Sales

The Group sold solar cells to the Jinglong Group amounting to RMB 9,305,231 and RMB 3,682,478 for the year ended December 31, 2006 and the year ended December 31, 2007.

Management fees and leasing

The Group has an agreement with the Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by the Jinglong Group. The term of this agreement is from April 2006 to December 2007 and renewable annually thereafter. Outstanding accrual for the management fees was RMB 20,000 and 40,000 as of December 31, 2006 and 2007, respectively, and was recorded in amounts due to related parties in the consolidated balance sheet. The Group leases properties from Jinglong Group under operating lease agreements.

b)	Transactions with other related parties

The Group extended travel expense advances to officers and employees of the Group. Outstanding advances to officers and employees amounted to RMB 26,500 and RMB 48,000 as of December 31, 2006 and 2007, respectively, and were recorded in other current assets in the consolidated balance sheet.

The Group paid advance to a related company for purchase of silicon wafers. Its chairman is also the chairman of the Group. The outstanding supplier advances amounts to RMB 4,200,000 and nil as of December 31, 2006 and December 31, 2007, respectively.

The Group sold solar cells to a related company. Its chairman is also the chairman of the Group. The Group sold solar cells to the related company amounted to RMB 43,494,250 and RMB 58,523,362 for the year ended December 31, 2006 and the year ended December 31, 2007, respectively.

The Group provided solar cell processing service to a related company. Its chairman is also the chairman of the Group. The solar cell processing service fee amounted to RMB 303,881 for the year ended December 31, 2007.

The Company has granted a number of stock options under its 2006 stock incentive plan to attract and retain key personnel. The Company has engaged Citigroup Global Markets Inc. (“Citigroup”) to provide automated stock option cashless exercise services to its options holders. In November 2007, certain option holders exercised their already vested stock options 940,000 shares. As at December 31, 2007, the proceeds from the sales of ADSs remain in the Company’s Citigroup corporate account amounting to RMB 112,397,253 as of December 31, 2007.

20.	Commitments

a)	Operating lease commitments

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

On July 1, 2006, the Group renewed its operating lease with the Jinglong Group. The renewed operating lease with the Jinglong Group covers the previously leased assets from the Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in June 2010 with an annual rental of RMB 1,800,000, which approximates market rents. The Group executed a lease termination agreement for the land with the third party on June 30, 2006.

In June 2007, the Group entered into another operating lease with the Jinglong Group to expand its facilities to host new manufacturing lines installed. The new non-cancelable operating lease with the Jinglong Group expires in December 2011 with an annual rental of RMB 1,200,000, which approximates market rents.

Future minimum obligations for operating leases are as follows:

(in RMB)
2008	3,024,000
2009	3,000,000
2010	2,100,000
2011	1,200,000
2012	—
Thereafter	—

Total	9,324,000

Rent expense under all operating leases was RMB 679,000, RMB 1,553,400 and RMB 2,892,660 for the period from inception (May 18, 2005) to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively

b)	New supplier contract

The Group has entered into agreements with various polysilicon and wafer vendors and manufacturers. These agreements specify contractual purchase commitments in quantities and pricing to be negotiated in the future based on market factors for periods up to 96 months. The Group reviewed these contracts under FAS 133 and FIN 46 and determined that none of these contracts contains an embedded derivative as of December 31, 2007, nor would these supplier contracts cause the suppliers to be considered variable interest entities.

The following is a schedule of future minimum obligations under these long-term supply agreements as of December 31, 2007:

Twelve Months Ending December 31:
2008	RMB 250,000,000
2009	150,000,000
Thereafter	—

Total	RMB 400,000,000

c)	New sales contract

In December 2007, the Group signed a sales agreement with Solaria Energia y Medioambiente, S.A. (“Solaria Energia”) (Traded on Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, tkr:SLR) to provide up to 60 MW of solar cells in 2008.

d)	Capital expenditure

As of December 31, 2005, 2006 and 2007, the Group had contracted for capital expenditure on machinery and equipment of RMB 49,570,083, RMB 82,698,047 and RMB 423,239,649, respectively.

21.	Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from geographic locations:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
China	—	685,338,061	2,310,472,171
Outside China	—	11,120,043	383,228,065

Total net revenue	—	696,458,104	2,693,700,236

22.	Certain concentrations and risks

a)	Major customers

Details of the customers accounting for 10% or more of total revenues were as follows:

Major customers	Period from inception (May 18, 2005) to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Customer A (third party)	—	6.8%	18.9%
Customer B (related party)	—	19.6%	11.0%
Customer C (related party)	—	13.5%	—
Customer D (third party)	—	0.6%	10.9%
Customer E (third party)	—	7.1%	11.2%

Since August 16, 2006, Customer B and C ceased to be related parties of the Group.

Accounts receivable from the 3 customers with the largest receivable balances represents 100% and 96% of the balance of accounts receivable at December 31, 2006 and 2007, respectively.

b)	Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent and advances to related party supplier.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC, US and Singapore.

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

The basic raw material in producing solar cells is silicon wafers. The Group currently depends on few suppliers, such as Jinglong Group, M.SETEK, ReneSola and Shunda, for its silicon wafer supply. The Group has entered into long-term supply contracts with these suppliers. The Jinglong Group has an established supply relationship with Hemlock Semiconductor Corporation, which is the world’s largest supplier of polysilicon, the basic raw material for manufacturing silicon wafers. The Group currently depends on Jinglong Group for the supply of a significant portion of our silicon wafer requirements. If Jinglong Group fails to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue. Although there are a limited number of other silicon wafer suppliers, a change in suppliers could cause a delay in production and a possible loss of sales, which would adversely affect our operating results.

The Group makes advance payments to suppliers to secure its raw material needs of silicon wafers, which are then offset against future purchases.

e)	Termination of significant contract

In September 2007, the Group terminated the contract entered into in January 2007 with PowerLight, a wholly-owned subsidiary of Sunpower Corporation, due to an unanticipated quality problem with respect to metallurgical grade polysilicon which could not be resolved in the near term and unresolved pricing terms.

23.	Subsequent events

a)	New supply contracts

In January 2008, the Group signed a polysilicon supply agreement with M.SETEK Co., Ltd., a privately-held Japanese company and one of the world’s largest monocrystalline ingot and wafer manufacturers. Under the agreement, M.SETEK will supply 458 metric tons of polysilicon to JA Solar in 2008. This polysilicon agreement is in addition to the existing long-term wafer supply agreement between the two companies. In addition, in April 2008, we amended our long-term wafer supply agreement with M.SETEK in respect of the year 2008, pursuant to which M.SETEK is given the option to deliver to us either prescribed quantities of polysilicon under this polysilicon supply agreement or such amounts of silicon wafers as per the terms of the long-term wafer supply agreement.

In April 2008, we entered into a 93-month wafer supply contract with Jiangsu Zhongneng Silicon Technology Development Co., Ltd., a subsidiary of GCL Silicon Technology Holdings Ltd. (or GCL). Under the agreement, GCL will supply to us an aggregate equivalent of approximately 6,000 MW of solar wafers from April 2008 to December 2015.

In April 2008, we amended our long-term wafer supply agreement with Jiangsu Shunda Semiconductor Development Co., Ltd. (or Shunda), whereby Shunda has agreed to supply to us silicon wafers pursuant to a new delivery schedule as revised in accordance with prevailing market conditions.

Pursuant to certain of the above-mentioned supply agreements, we made total prepayments of approximately RMB 443 million in March and April 2008 and are required to prepay an additional aggregate amount of RMB 884 million before December 30, 2009.

b)	3-for-1 ADS Split

In January, 2008, our Board of Directors approved a change of ratio from one American Depositary Share (“ADSs”) against 3 Ordinary Shares, to one ADS against one Ordinary Share, resulting in a three-for-one split (or 200% distribution) of the Group’s ADSs effected on February 7, 2008. Each shareholder of record at the close of business on February 6, 2008 received two additional ADSs for every ADS held on the record date. Trading on the split-adjusted price resulting from the change of ratio was effected on February 8, 2008. For ADS holders, this ratio change had the same effect as a three-for-one ADS split. There was no change to the Group’s underlying Ordinary Shares. No action was required by ADS holders to effect the ratio change.

c)	Management fees and leasing

In January 2008, The Group renewed an agreement with the Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by the Jinglong Group. The term of this agreement is from January 2008 to December 2008.

d)	Option Grant

On January 28, 2008, the Company granted options to purchase 150,000 ordinary shares to a newly hired employee. The stock option exercise price in US$ 19.23 which was determined on January 28, 2008 using the closing price of the Company’s American Depository Shares listed on the NASDAQ.

On February 22, 2008, the Company granted options to purchase 234,000 ordinary shares to some employees. The stock option exercise price in US$ 16.60 which was determined on February 22, 2008 using the closing price of the Company’s American Depository Shares listed on the NASDAQ.

On February 28, 2008, the Company granted options to purchase 24,000 ordinary shares to a newly hired employee. The stock option exercise price in US$ 15.19 which was determined on February 28, 2008 using the closing price of the Company’s American Depository Shares listed on the NASDAQ.

On April 1, 2008, the Group granted options to purchase 140,000 ordinary shares to one newly hired employee and one outside consultant. The stock option exercise price is US$18.87 and US$21.31, respectively.

e)	New Sales Contract

On January 23, 2008, the Group signed a solar cells contract with LS Industrial system. Under the contract, the Group will supply 2.95 MW solar cells to LS Industrial system in 2008.

f)	Payment to optionees

In March, 2008, the Group paid proceeds from exercise of stock options to certain optionees.

24.	Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations., Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 1,022,204,075 or 24.71% of the Company total consolidated net assets as of December 31, 2007. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders.