Form 20-F
JA Solar Holdings Co., Ltd.
filed 2009-06-25
CIK 1385598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT _____________
FOR THE TRANSACTION PERIOD FORM ________ TO ___________

COMMISSION FILE NUMBER 001-33290

JA Solar Holdings Co., Ltd.

(Exact name of Registrant as specified in its charter)

The Cayman Islands
(Jurisdiction of Incorporation or Organization)
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People’s Republic of China
(Address of Principal Executive Offices)

M. Anthea Chung
JA Solar Holdings Co., Ltd.
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People’s Republic of China
Tel: +86-21-60955999
Fax: +86-21-60955727
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
Ordinary shares, par value US$0.0001 per share	167,982,020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing (Check one):

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Table of Contents

Page
PART I			2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		2
ITEM 3.	KEY INFORMATION		3
	A.	SELECTED FINANCIAL DATA	3
	B.	CAPITALIZATION AND INDEBTEDNESS	6
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	6
	D.	RISK FACTORS	6
ITEM 4.	INFORMATION ON THE COMPANY		32
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	32
	B.	BUSINESS OVERVIEW	34
	C.	ORGANIZATIONAL STRUCTURE	39
	D.	PROPERTY, PLANTS AND EQUIPMENT	39
ITEM 4A.	UNRESOLVED STAFF COMMENTS		39
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		39
	A.	OPERATING RESULTS	40
	B.	LIQUIDITY AND CAPITAL RESOURCES	57
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	59
	D.	TREND INFORMATION	60
	E.	OFF-BALANCE SHEET ARRANGEMENTS	60
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	61
	G.	SAFE HARBOR	64
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		65
	A.	DIRECTORS AND SENIOR MANAGEMENT	65
	B.	COMPENSATION	68
	C.	BOARD PRACTICES	70
	D.	EMPLOYEES	73
	E.	SHARE OWNERSHIP	74
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		74
	A.	MAJOR SHAREHOLDERS	74
	B.	RELATED PARTY TRANSACTIONS	75
	C.	INTERESTS OF EXPERTS AND COUNSEL	76
ITEM 8.	FINANCIAL INFORMATION		76
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	76
	B.	SIGNIFICANT CHANGES	77
ITEM 9.	THE OFFER AND LISTING		77
	A.	OFFER AND LISTING DETAILS	77
	B.	PLAN OF DISTRIBUTION	78
	C.	MARKETS	78
	D.	SELLING SHAREHOLDERS	78
	E.	DILUTION	78
	F.	EXPENSES OF THE ISSUE	79
ITEM 10.	ADDITIONAL INFORMATION		79
	A.	SHARE CAPITAL	79
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	79
	C.	MATERIAL CONTRACTS	90
	D.	EXCHANGE CONTROLS	90
	E.	TAXATION	90
	F.	DIVIDENDS AND PAYING AGENTS	95
	G.	STATEMENT BY EXPERTS	95
	H.	DOCUMENTS ON DISPLAY	95

i

PART III		104
ITEM 17.	FINANCIAL STATEMENTS	104
ITEM 18.	FINANCIAL STATEMENTS	104
ITEM 19.	EXHIBITS	104

ii

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, references in this annual report to:

•	“ADS” are to American depositary shares, each representing one ordinary share of JA Solar, par value US$0.0001 per share;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

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

•	“JA Solar Yangzhou R&D” are to Yangzhou JA Solar R&D Corporation Limited;

•	“JA USA” are to JA Solar USA Inc., our indirectly wholly-owned subsidiary in California, U.S.A.;

•	“JA Yangzhou” are to JA Solar Technology YangZhou Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•	“JA Zhabei” are to Shanghai JA Solar PV Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;

•	“JHY Semiconductor” are to Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd., a wholly-owned subsidiary of JA Hong Kong, incorporated in Donghai, Jiangsu;

•	“Jinglong BVI” are to Jinglong Group Co., Ltd., a British Virgin Islands company and our largest shareholder;

•	“Jinglong Group” are to Jinglong Industry and Commerce Group Co., Ltd. and its consolidated subsidiaries. Jinglong Group is controlled by the shareholders of Jinglong BVI;

•
“Lehman Entities” are to include Lehman Brothers Holdings Inc. and its subsidiaries, including Lehman Brothers Inc., Lehman Brothers International (Europe), Lehman Brothers Treasury Co. BV and Lehman Brothers OTC Derivatives Inc.

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

CURRENCIES AND EXCHANGE RATES

Our functional currency is Renminbi. Solely for your convenience, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at US$1.00 = RMB 6.8225, the noon buying rate for U.S. dollars in effect on December 31, 2008 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any amounts of Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi versus that of other foreign currencies may have a material adverse effect on our business and on your investment.” On June 19, 2009, the noon buying rate was RMB 6.8360 to US$1.00.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 19)	6.8360	6.8337	6.8371	6.8264

Source for 2004-2008: Federal Reserve Bank of New York.
Source for 2009: Board of Governors of the Federal Reserve System.
(1)
Annual averages are calculated by averaging the noon buying rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

The selected consolidated financial data presented below as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are derived from our audited consolidated financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. Our selected consolidated statement of operations data for the period from inception (May 18, 2005) to December 31, 2005 and selected consolidated balance sheet as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements as of December 31, 2005 and 2006, which are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	From inception (May 18, 2005) to December 31,	Year ended December 31,
	2005	2006	2007	2008
		(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	US$ (1)
Consolidated Statements of Operations Data:
Net revenues
Solar products	—	565.3	2,532.4	4,794.0	702.7
Solar products to related parties	—	131.2	62.2	508.0	74.4
Solar cells processing	—	—	99.1	156.3	22.9
Total revenues	—	696.5	2,693.7	5,458.3	800.0
Cost of revenues
Solar products	—	(524.2)	(2,066.6)	(4,414.2)	(647.0)
Solar cells processing	—	—	(26.2)	(52.1)	(7.6)
Total cost of revenues	—	(524.2)	(2,092.8)	(4,466.3)	(654.6)
Gross profit	—	172.3	600.9	992.0	145.4
Selling, general and administrative expenses	(2.6)	(39.7)	(150.3)	(271.5)	(39.8)
Research and development expenses	(0.4)	(1.3)	(4.2)	(28.5)	(4.2)
Total operating expenses	(3.0)	(41.0)	(154.5)	(300.0)	(44.0)
Income/ (loss) from operations	(3.0)	131.3	446.4	692.0	101.4
Impairment on available-for-sale securities	—	—	—	(686.3)	(100.6)
Change in fair value of derivatives	—	—	—	564.0	82.7
Convertible notes buy back gain	—	—	—	203.5	29.8
Interest expense	—	(5.1)	(6.6)	(160.5)	(23.5)
Interest income	0.04	0.8	62.6	42.6	6.3
Foreign exchange gain/(loss)	(0.1)	1.3	(112.8)	(127.3)	(18.7)
Investment loss	—	—	—	(28.6)	(4.2)
Other income	—	0.1	5.2	3.6	0.5
Income/ (loss) before income taxes	(3.1)	128.4	394.8	503.0	73.7
Income tax benefit/ (expense)	—	—	5.6	(23.9)	(3.5)
Net income/ (loss)	(3.1)	128.4	400.4	479.1	70.2
Preferred shares accretion	—	(1.6)	(0.5)	—	—
Preferred shares beneficial conversion charge	—	(34.7)	—	—	—
Allocation of net income to participating preferred shareholders	—	(5.7)	(1.7)	—	—

Net income/ (loss) available to ordinary shareholders.	(3.1)	86.4	398.2	479.1	70.2

Net income/ (loss) per share:
Basic	(0.04)	1.08	2.96	3.06	0.4
Diluted	(0.04)	1.08	2.93	(2.31)	(0.3)

Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000	134,525,226	156,380,060	156,380,060
Diluted	80,000,000	80,166,178	136,721,772	168,785,243	168,785,243

From inception (May 18, 2005) to December 31,	Year ended December 31,
2005	2006	2007	2008
	(in millions, except for share and per share data)
RMB	RMB	RMB	RMB	US$ (1)

Consolidated Statements of Cash Flows Data:
Cash flows(used in)or provided by
Operating activities	(1.6)	(61.8)	(1,146.5)	(1,289.2)	(189.0)
Investing activities	(38.0)	(107.6)	(1,641.6)	(419.4)	(61.5)
Financing activities	50.7	254.8	3,519.6	2,610.3	382.6
Effect of exchange rate changes on cash and cash equivalents	(0.1)	(0.6)	(91.3)	(94.9)	(13.9)

	As of December 31,
	2005	2006	2007	2008
	(in millions, except for share and per share data)
		RMB	RMB	RMB	US$ (1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	11.0	95.8	736.0	1,542.8	226.1
Restricted Cash	—	—	409.0	33.0	4.8
Short term investments	—	—	803.1	421.9	61.9
Account receivable from third party customers, net	—	47.7	28.9	332.0	48.7
Account receivable from related party customers, net	—	—	24.7	23.0	3.4
Inventories, net	—	154.7	157.3	592.0	86.7
Advance to related party supplier, net	—	39.8	389.9	416.0	61.0
Advance to third party supplier, net	—	1.6	898.7	264.5	38.8
Other current assets	0.4	6.7	42.3	191.1	28.0
Deferred tax assets	—	—	1.2	14.1	2.1
Total current assets	11.4	346.3	3,491.1	3,830.4	561.4
Property and equipment, net	39.4	139.4	532.0	1,369.8	200.8
Intangible asset, net	8.3	7.2	6.7	11.8	1.7
Deferred tax assets	—	—	4.4	14.4	2.1
Advances to suppliers, net	—	—	536.3	1,944.9	285.1
Prepayment for land use right	—	—	—	44.4	6.5
Derivative asset-capped call options	—	—	—	4.5	0.7
Deferred issuance cost	—	—	—	59.0	8.6
Total assets	59.1	492.9	4,570.5	7,279.2	1066.9
Short-term bank borrowings	—	150.0	200.0	490.0	71.8
Convertible notes	—	—	—	1,532.6	224.6
Total liabilities	2.5	187.1	434.0	2,524.3	370.0

As of December 31,
2005	2006	2007	2008
(in millions, except for share and per share data)
	RMB	RMB	RMB	US$ (1)
Preferred shares	—	110.0	—	—	—
Total shareholders’ equity	56.6	195.8	4,136.5	4,754.9	696.9

(1)
Translation of RMB amounts in U.S. dollars were made at a rate of RMB 6.8225 to US$1.00, the noon buying rate for U.S. dollars in effect on December 31, 2008 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.  We make no representation that any amounts of Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all.

B.        CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.        REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.        RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including risks related to our supply chain, sales channels, and business including availability of project financing, liquidity, operations, technology and intellectual property, our debt and equity securities and doing business in China. Although we believe that we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may also adversely affect our business, financial condition, results of operations, cash flows, and trading price of our ADSs as well as our convertible notes.

Risks Related to Our Supply Chain

Limited competition among suppliers has required us in some instances to enter into long-term, firm commitment supply agreements, including prepayment provisions, that could result in excess or insufficient inventory and financial loss placing us at a competitive disadvantage.

Due to the industry-wide shortage of polysilicon experienced during the past few years, we have purchased polysilicon that we resell to third-party ingot and wafer manufacturers who deliver wafers to us that we then use in the manufacturing of our solar cells. Without sufficient polysilicon, some of those ingot and wafer manufacturers would not be able to produce the wafers on which we rely. To match our estimated customer demand forecasts and growth strategy for the next several years, we have entered into multiple long-term supply agreements. We currently purchase polysilicon, ingots and wafers from a limited number of suppliers, including for example Jinglong Group, M. SETEK Co. Ltd. (“M. SETEK”) and Jiangsu Zhongneng Silicon Technology Development Co., Ltd., a subsidiary of GCL Silicon Technology Holdings Ltd. (or “GCL”). See “Item 4. Information on the Company — B. Business Overview — Raw Material and Utilities — Silicon Wafers.”  Some agreements provide for fixed pricing, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery.

If such agreements require us to purchase more polysilicon, ingots or wafers than required to meet our actual customer demand, over time, the resulting excess inventory could materially and negatively impact our results of operations and financial condition.

If our agreements provide insufficient inventory to meet customer demand, or if our suppliers are unable or unwilling to provide us with the quantities within the contracted timetable, we may purchase additional supply at available market prices which could be greater than expected and could materially and negatively impact our results of operations. Such market prices could also be greater than prices paid by our competitors, placing us at a competitive disadvantage, which could materially and adversely affect our results of operations and financial position.  Further, any failure by us to meet obligations to our customers could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Any such failure may also cause our customers to switch to our competitors as alternative suppliers. Failure to obtain sufficient wafers may also result in underutilization of our existing and planned production facilities and increase our marginal production costs. Any of the above events could have a material adverse effect on our growth, results of operations and financial condition.

If the prices under our long-term supply agreements result in our paying more for such supplies than the current market prices available to our competitors, we may also be placed at a competitive disadvantage, and could materially and adversely affect our results of operations and financial position. Furthermore, we may choose not to procure polysilicon, ingots or wafers under certain contracts if we deem the prices under such contracts are unfavorable to us under prevailing market conditions and/or we are unable to renegotiate the price of the polysilicon, ingots or wafers under the supply arrangements to better reflect the relevant market conditions.  In the event we choose not to procure polysilicon, ingots or wafers under certain contracts, we have been and may be forced to forfeit certain prepayment amounts which could materially and adversely affect our results of operations, and financial position.

Prepayment arrangements for procurement of silicon wafers and/or polysilicon from Jinglong Group, M.SETEK,  GCL and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

We face significant specific counterparty risk under long-term supply agreements when dealing with suppliers without a long, stable production and financial history. We make prepayments to these suppliers for procurement of polysilicon, ingots or wafers without receiving collateral to secure such payments. In the event any such supplier experiences financial difficulties, it may be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments. Our claims for such payments would rank as unsecured claims, which expose us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of the prepayments. Accordingly, a default by our suppliers may have a material adverse effect on our financial condition, results of operations and liquidity. In addition, should a supplier to whom we make prepayment default on its obligations under the supply contract, we may not be able to recover all or a portion of our outstanding prepayment. Further, even if a supplier refunds our prepayment when it defaults on its obligations under the contract, we may still suffer losses if we do not receive any interest payment on such refunded prepayment and, in the situation where we made prepayment in foreign currencies, we may suffer foreign exchange losses if we would need to exchange the U.S. dollar-denominated refund payment into Renminbi, which may have appreciated against the U.S. dollar. We also face certain operational risks associated with our suppliers. For example, if our suppliers become subject to intellectual property infringement claims by third parties our ability to recover our outstanding prepayments may be materially and adversely affected. Any of the foregoing could materially and adversely affect our results of operations and financial condition.

Fluctuation in the price of polysilicon, increased competition, the global economic crisis and other changing market conditions may cause further decline in the demand and average selling prices of solar cells and may continue to increase the level of our earnings volatility and reduce our profitability.

Fluctuation in the price of polysilicon may affect the average selling prices of solar cells since any significant increase in the polysilicon supply may decrease raw material costs, allow higher utilization of existing and planned solar cell production capacity, and allow greater price competition. In addition, increased competition from existing solar cell producers and new market participants as well as changes in other market conditions, such as the reduced demand for solar power products in the end user markets caused by the global economic crisis, may cause a decline in the demand and average selling prices of solar cells from time to time. The average selling price of our solar cells decreased approximately 20% in the fourth quarter of 2008 and 29% in the first quarter of 2009, as compared with the fourth quarter of 2008; and we expect further declines to continue for the remainder of 2009.  If we are unable to lower our production cost per watt, to the same extent as the average selling price per watt declines, the level of our earnings volatility would increase and our profitability would decline, which would materially and adversely affect our business, financial condition and results of operations.

We obtain certain manufacturing equipment from sole or a limited number of suppliers and if such equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of our equipment used in the manufacture of our solar cell products has been developed and made specifically for us, is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we obtain some equipment from sole or a limited number of suppliers. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay and otherwise disrupt our production schedule or increase our costs of production.

Risks Related to Our Sales Channels

The execution of our growth strategy is dependent upon the continued availability of financing to our customers as well as third-party financing arrangements for the end-user of our products, and is affected by general economic conditions.

Given the general economy, particularly the tightening of the credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our exposure to credit risk on our account receivable.  In addition, the extended credit terms to our customers have created additional demands on our working capital, as well as increased defaults in accounts receivable due to the deteriorating world economy in 2008.  Accordingly, we have increased our provision for doubtful accounts from nil in 2007 to RMB 24.7 million (US$3.6 million) in 2008. The failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would materially and adversely affect our financial position, liquidity and results of operations.

Further, our products are a component of solar systems which are used in both on-grid applications and off-grid applications. Government agencies and the private sector have, from time to time, provided financing on preferential terms to promote the use of solar energy in both on-grid and off-grid applications. We believe that the availability and cost of such financing programs could have a significant effect on the level of sales of solar power products. Given the current global financial crisis, however, the availability of financing on favorable terms, or at all, may be limited. If existing financing programs for on-grid and off-grid applications are eliminated or if financing in general become inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause our sales of solar cells to decline.

Due to the general reduction in available credit to would-be borrowers and the poor state of economies worldwide, customers may be unable or unwilling to finance the cost of our products, or the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for us or our customers, any of which could materially and adversely affect our revenue and growth in all segments of our business. If economic recovery is slow in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results. In addition, a rise in interest rates would likely increase the end users of our products cost of financing and could reduce their profits and expected returns on investment in our products. Similarly, the general reduction in available credit to would-be borrowers, the poor state of economies worldwide, and the condition of housing markets worldwide, could delay or reduce our sales of products to our customers. Collecting payment from customers facing liquidity challenges may also be difficult.

We cannot assure you when an economic recovery may occur, or even when an economic recovery does occur, that demand for our products and related services will increase. A protracted disruption in the ability of our significant customers or downstream players to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses, which could lead to a significant reduction in their future orders for our products and the inability or failure on their part to meet their payment obligations to us (as evidenced by the significant increase in our allowance for doubtful receivables in 2008), any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.

Even though we expect our customer base to increase and our revenue streams to further diversify among geographies including Europe and the United States, a substantial portion of our net revenues could continue to depend on sales to a limited number of China customers and the loss of sales to or inability to collect from these customers would have a significant negative impact on our business. We currently sell a substantial portion of our products to module manufacturers based in China. For the twelve months ended December 31, 2008, approximately 74.1% of our total revenues were derived from sales of our solar cell products to our top ten customers, one of which is our related party. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection of our competitor’s products by one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	Failure of any of our significant customers to make timely payment for our products.

We are in the process of further penetrating the market in China and exploring opportunities in other markets.  In light of our efforts to grow, we may face risks associated with the marketing, distribution and sale of our products domestically and internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business overall.

Our revenue from customers in China was approximately 76.3% of our overall revenues in 2008. In line with our overall growth, in the fourth quarter of 2008, we grew our sales to customers outside of China to approximately 40% of our fourth quarter total sales.  The stability and viability of any existing, new or potential markets are subject to many uncertainties and may expose us to a number of risks, including:

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

If we are unable to effectively manage these risks, we may not be able to successfully expand our business and grow our businesses as we have planned.

We generally do not have long-term agreements with our customers and accordingly could lose customers without warning, which could cause our operating results to fluctuate.

Our solar cell products are generally not sold pursuant to long-term agreements with customers, but instead are sold on a purchase order basis.  Although we believe that cancellations on our purchase orders to date have been insignificant, our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. These circumstances, in addition to variations in average selling prices, and the fact that our supply agreements are generally long-term in nature and many of our other operating costs are fixed, in turn could cause our operating results to fluctuate and may result in a material adverse effect in our business.

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

These government economic incentives could be reduced or eliminated altogether, especially given the current global financial crisis.  For example, in September of 2008, global demand for solar products decreased as a result of Spain setting a 500MW cap on its solar power subsidy for 2009, down from 1,200 MW for 2008. Reductions in, or eliminations or expirations of, these governmental subsidies and economic incentives could result in decreased demand for our products and cause our revenue to decline. In addition, despite governmental subsidies and economic incentives, these countries may from time to time experience a slowdown in demand for photovoltaic products. This may also have an adverse effect on our revenues.

We compete in a highly competitive market and many of our competitors have resources greater than ours.

The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Some of our competitors have become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new photovoltaic technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

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

In addition to our core business of producing solar cells, we also provide solar module assembly services to our customers, whereby third party original equipment manufacturer (or “OEM”) companies are engaged by us to assemble the solar cells we produce into solar modules as required by our customers. With respect to these solar modules, we provide either (i) a 2 or 5 year warranty that the modules will be free from defects in materials and workmanship from the production date, or (ii) a 10 and 25 year performance warranty against declines of more than 10.0% and 20.0% of initial power generation capacity from the time of delivery.

As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenue. We therefore, in accordance with industry practices, accrue 1% of our sales of solar modules as a warranty cost.  Because we only recently started to provide our solar module assembly services, the solar modules have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.

Risks Related to Technology and Intellectual Property

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

If we fail to successfully develop and introduce new and enhanced products and services, we may not be able to compete effectively, and our ability to generate revenues will suffer.

The solar power market is characterized by continually changing technology requiring improved features, such as increased efficiency and higher power output and improved aesthetics. Technologies developed by our direct competitors, including thin film solar panels, concentrating solar cells, solar thermal electric and other solar technologies, may provide power at lower costs than our products. We also face competition in some markets from other power generation sources, including conventional fossil fuels, wind, biomass, and hydro. Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline. This will require us to continuously develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards, competitive pricing and changing customer requirements.

As we introduce new or enhanced products or integrate new technology into our products, we will face risks relating to such transitions including, among other things, technical challenges, disruption in customers’ ordering patterns, insufficient supplies of new products to meet customers’ demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology. Our failure to manage the transition to newer products or the integration of newer technology into our products could adversely affect our business’ operating results and financial condition.

Our efforts to further develop our technology and know-how through increased research and development of crystalline silicon technology at our new facilities in Donghai and Yangzhou may not yield satisfactory results, if any.

We may expend significant financial resources in research and development of crystalline silicon technology to effectively compete with other market players in the future. Our research and development efforts are focused on improving conversion efficiencies and enhancing production processes to reduce silicon usage per watt. Research and development activities are inherently uncertain and we might encounter practical difficulties in commercializing our research results, if any. In addition, other companies may develop more cost-effective and better performing products than what our research and development may yield. Therefore, our development efforts may be rendered obsolete by the technological advances of others. For example, breakthroughs in photovoltaic technologies that do not use crystalline silicon could mean that companies such as us that currently rely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further improve our technology, develop and introduce new products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

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

We seek to protect our proprietary manufacturing processes, documentation and other written materials primarily through intellectual property laws, contractual restrictions, trade secrets and other similar restrictions. However, we have sought patent protection from patent authorities in China and the United States for a limited number of technologies related to our business and may seek further protection in other jurisdictions if deemed necessary.  We also require employees and consultants with access to our proprietary information to execute confidentiality agreements with us. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

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

Our suppliers may also become subject to infringement claims, which in turn could negatively impact our business as they may no longer be able to fulfill their delivery obligations under their contracts with us or refund our outstanding prepayments in a timely manner or at all. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers deferring or limiting their purchase or use of our products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Although a substantial portion of our solar cells are used in products sold outside China, we currently have very limited protection for our intellectual property outside China. Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.

We are in the process of obtaining patent protection in the United States and China and may also seek protection in various other jurisdictions, if deemed necessary. In the meantime, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which our solar cell products are sold ultimately. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our solar cell products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Risks Related to Our Operations

We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.

    We may not be able to continue to expand our business or manage future growth. Depending on market conditions, our plans to grow our business  will require the successful execution of:

•	expanding our existing manufacturing facilities, which would increase our fixed costs and, if such facilities are underutilized, would negatively impact our results of operations;

•	ensuring delivery of adequate polysilicon and ingots;

•	developing more efficient solar cells;

•	enhancing our customer resource management and manufacturing management systems;

•	implementing and improving additional and existing administrative, financial and operations systems, procedures and controls, including the implementation of our new ERP system;

•	hiring additional employees;

•	expanding and upgrading our technological capabilities;

•	managing multiple relationships with our customers, suppliers and other third-parties;

•	maintaining adequate liquidity and financial resources; and

•	continuing to increase our revenues from operations.

We have not had significant international activities and customers; however we plan to expand our international efforts, which subject us to additional business risks, including logistical complexity and political instability.

In fiscal years 2008, 2007 and 2006, a substantial portion of our sales was made to customers inside China, and a substantial portion of our supply agreements is with supply and equipment vendors located inside China. Currently our solar cell production lines are located in China.  Our continued focus on expanding our business internationally presents us with additional risks we face in conducting business internationally including:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other government approvals, permits and licenses;

•	difficulties and costs in staffing and managing foreign operations as well as cultural differences;

•	potentially adverse tax consequences associated with our permanent establishment of operations in more countries;

•
relatively uncertain legal systems, including potentially limited protection for intellectual property rights, and laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in certain countries or otherwise place them at a competitive disadvantage in relation to domestic companies;

•	inadequate local infrastructure and developing telecommunications infrastructures;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	currency fluctuations and government-fixed foreign exchange rates and the effects of currency hedging activity or inability to hedge currency fluctuations; and

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions.

If we are unable to successfully manage any such risks, any one or more could materially and negatively affect our business, financial condition and results of operations.

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

In addition, as is typical with any new equipment or process, we may experience lower yields and conversion efficiencies in our newly built manufacturing lines. We also expect to experience lower yields initially if we modify our manufacturing processes by utilizing thinner wafers. If we do not achieve satisfactory yields or quality, our product costs could increase, our sales could decrease and our relationships with our customers and our reputation could be harmed, any of which could have a material adverse effect on our business and results of operations.

We are a young company and our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have only been in existence since May 2005. We completed our first solar cell manufacturing line in March 2006 and made our first commercial shipment of solar cells in April 2006. We have since then increased our total rated manufacturing capacity from 25 MW per annum to 600 MW per annum as of December 31, 2008. Our business model and ability to achieve satisfactory financial results at higher manufacturing volumes are unproven. We must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, implement and successfully execute our business plan and improve our technologies. We cannot assure you that we will be successful in achieving these goals. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects, in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

Our future success is dependent on our initiation, maintenance and expansion of relationships with new and existing customers, suppliers and other third parties, some of which may terminate for reasons beyond our control.

Due to market conditions and other factors beyond our control, certain customer and/or supplier relationships that we entered into for expanding our customer/supplier base may be terminated or suspended. If we are unable to initiate relationships with new customers, suppliers or other third parties, maintain or expand relationships with existing customers, suppliers or other third parties, or resume or replace such relationships, our business, results of operations or financial condition may be materially and adversely affected.

Our senior management has worked together for a relatively short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our limited operating history and recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time.  For example, since February of 2008, we have experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management, including our chief technology officer, chief operating officer, chief financial officer, and vice president of business development and corporate communications. In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which could result in us losing market share, business opportunity and revenues.

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

We rely heavily on the continued services of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some or all of our customers. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Each of our executive officers and other key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our employees and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

As we have granted and will continue to grant employee share options to certain of our directors, officers, employees and consultants, our net income will be adversely affected.

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of our issued share capital to certain of our directors, employees and consultants. As of June 15, 2009, we have granted options to purchase 15,782,000 ordinary shares to a number of our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plans.”

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), “Share-Based Payment,” or SFAS No. 123(R), of the Financial Accounting Standards Board ("FASB") , which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees, we are required to account for compensation costs for all share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses have a material and adverse effect on our reported earnings for the year during which the option are granted and over their vesting periods.

Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we stop granting options, or reduce the number of options granted, under our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool.  In addition, the decline in the price of our ordinary shares below the exercise price of many of the previously granted options has lessened the effectiveness of the options as a means to retain the services of the option holders.  As a result, we have granted more stock options to certain individuals and will continue to grant employee share options or other share-based compensation in the future that may adversely affect our net income.

There are potential conflicts of interest between us and our largest shareholder, Jinglong BVI.

Jinglong BVI, which is controlled by the shareholders of Jinglong Group, is our largest shareholder. In addition, Mr. Baofang Jin, the chairman of our Board of Directors, is a shareholder of Jinglong BVI and is also the chairman of Jinglong Group. Jinglong Group currently provides a number of products and services to us, including silicon wafer supply (on prepayment terms) and real property leases. Our transactions with Jinglong Group are governed by a number of contracts between Jinglong Group and us, the terms of which were negotiated on an arm’s length basis. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our Board of Directors which could cause us to take actions that may not be in our best interests. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future.

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

We are also exposed to risks associated with product liability claims in the event that the use of the solar power products we sell results in injury. Although our solar cell products do not generate electricity without being incorporated into modules or other solar power devices, it is possible that users could be injured or killed by modules or other devices incorporating our solar cells, whether by product malfunctions, defects, improper installation or other causes. While we have not experienced any product liability claims brought against us, we are unable to predict whether such claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

In addition, the normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions, equipment failures, as well as natural disasters. As the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries, and we do not carry any business interruption insurance . Any business disruption or natural disaster could result in substantial costs and diversion of resources, and our business and results of operations may be materially and adversely affected.

For strategic reasons and in an effort to maximize returns on our unused capital reserves, we may, from time to time, invest in securities purchased on the open market, which may, due to market forces beyond our control, result in the recognition of losses that will adversely affect our financial results.

For both strategic reasons and in an effort to maximize the return on our unused capital reserves, we have invested in certain securities purchased on the open market. The fair value of these securities are driven by market forces beyond our control and may decline over time. To protect the value of our investment and minimize the recognition of losses, if any, we may, from time to time, dispose of such securities at the discretion of our Board of Directors. To the extent that we, in compliance with U.S. GAAP and other applicable rules and regulations, determine that a decline in the fair value of any of our securities is other-than-temporary, we are obligated to recognize such decline as a loss, which will in turn adversely affect our financial results.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Liquidity, the 2008 Convertible Note Offering and Our Relationship with the Lehman Entities.”

We may incur significant legal expenses in connection with, and allocate management time and attention to, the legal actions currently filed against us and it is possible that we will not be able to prevail against the plaintiffs.

In December 2008, we learned that we were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York:  Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008).  The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, our chief executive officer, and Mr. Daniel Lui, our former chief financial officer and current chief strategy officer, and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act.  On April 17, 2009, the court consolidated the two cases, appointed a lead plaintiff, and ordered the lead plaintiff to file a consolidated complaint. The lead plaintiff filed the consolidated complaint on June 1, 2009. We intend to file a motion to dismiss the consolidated complaint.  Although we cannot predict the outcome of the litigation, we will defend ourselves vigorously in this litigation.

During this processes, we may incur significant legal expenses and allocate management time and attention to the legal actions.  Despite our expense and efforts, however, no assurance can be provided that we will be able to prevail against the plaintiffs in the class actions.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China.  Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

We conduct substantially all of our business inside China through our various wholly-owned subsidiaries and are therefore subject to laws and regulations applicable to foreign investment in China, including laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi from approximately RMB 8.2765 per US$1.00 as of July 21, 2005 to RMB 6.8225 per US$1.00 as of December 31, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a significant portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs.

In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, an appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. In this particular regard, for the year ended December 31, 2008, we incurred foreign exchange loss totaling up to RMB 127.4 million (US$18.7 million). Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi may have a negative effect on the U.S. dollar amount available for these purposes.

In addition, an appreciation in the value of the Renminbi against foreign currencies could make our solar cells more expensive for our international customers as well as reduce the competitiveness of our PRC customers in the international market, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with these companies. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may continue to incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure. Continued fluctuations in exchange rates, particularly among the U.S. dollar, Euro and the Renminbi could result in foreign exchange losses and affect our gross and net profit margins.

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds from our fundraising activities to make loans or additional capital contributions to our PRC operating subsidiaries.

Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. To utilize the proceeds of our initial public offering and our follow-on offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises (“FIEs”), to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

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

In accordance with the PRC’s Foreign Enterprise Income Tax (“FEIT”) Law (“FEIT Law”) and the related implementation rules, FIEs established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. Our operating subsidiary, JA Hebei, was established as a FIE in the PRC and is thus subject to PRC enterprise income tax of 33%. The PRC government has provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities. Specifically, with respect to income generated by assets acquired by JA Hebei during the fiscal years 2005 and 2006, JA Hebei will receive a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010. With respect to income generated by assets newly acquired by JA Hebei during 2007, JA Hebei will receive a two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011, subject to the approval of the provincial tax authority. JA Hebei has obtained the approval of the relevant county-level and provincial-level tax authority in this regard, which, however, may be subject to PRC central government’s further policies, decisions or rulings.

In March 2007, the National People’s Congress of China enacted a new Corporate Income Tax (“CIT”) Law (or “CIT Law”), which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms. In December 2007, the State Council promulgated the Notice on Implementation of Corporate Income Tax regarding Transition Period Preferential Treatment (the “Transition Period Implementation Rules”). According to such regulations, the CIT Law and the Transition Period Implementation Rules do not affect the preferential income tax treatment enjoyed by JA Hebei during the transition period. When our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

Our operating subsidiary, JA Yangzhou, was established as a FIE in the PRC and was thus subject to a PRC enterprise income tax of 33% until 2007 and changed to the uniform rate of 25% in 2008.  JA Yangzhou had cumulative losses as of December 31, 2008 and its tax holidays will be deemed to have commenced in 2008 and can be utilized until expiry pursuant to the new CIT Law.

Our operating subsidiary, JA Zhabei, which is not a production-oriented enterprise, is subject to the uniform rate of 25% from 2008 onwards and not entitled to the tax holiday.

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

Our business could be adversely affected by the effects of swine flu, avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Most recently, there have been reports on the occurrences of swine flu in humans in various parts of China.  Any prolonged recurrence of avian flu, SARS, negative developments with swine flu or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat swine flu or any future outbreak of avian flu, SARS or any other epidemic.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, the PRC SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas (or “SPV”), or Circular No. 75, and the implementation procedures of such regulations have been further clarified by circular No. 106 issued by the Department of General Affairs of SAFE on May 29, 2007. Circular No. 75 states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. Our shareholders who are PRC residents as determined by the relevant branch of SAFE have registered with the relevant branch of SAFE with respect to their investments in us and our acquisition of their interests in JA Hebei as currently required. However, we cannot provide any assurances that their existing registrations have fully complied with, and they will make necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by these SAFE circulars. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject these PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’ ability to distribute dividends to our company.

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

On August 8, 2006, six PRC government and regulatory authorities, including the MOFCOM and the China Securities Regulatory Commission (or the “CSRC”), promulgated a rule entitled Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (or the “New M&A Rule”), which became effective on September 8, 2006. The New M&A Rule, among other things, requires that an offshore SPV formed for the listing purpose through acquisition of PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Tian Yuan Law Firm, advised us that the CSRC approval was not required for our initial public offering and the listing of our ADSs on The Nasdaq Global Market and this offering. However, we cannot assure you that the relevant PRC governmental agencies, including MOFCOM and other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial and follow-on offerings and the listing of our ADSs on the Nasdaq Global Market, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Risks Related to Liquidity, the 2008 Convertible Note Offering and
Our Relationship with the Lehman Entities

We have financed our operations primarily through equity contributions by our shareholders, our initial and follow-on public offerings, a convertible note offering, short-term bank borrowings and cash flow from operations. However, we may require additional cash in the future and may not be able to secure such cash on favorable terms, if at all.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments.  Although we believe that current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next twelve months, we may, however, require additional cash to repay existing debt obligations or to re-finance our existing debts or due to changing business conditions or other future developments.

If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. The current global liquidity and credit crisis since the second half of 2008 has been having a significant negative impact on the financing abilities of businesses worldwide, including that of our company. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would result in increased interest rate risk, divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders, if any.

A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.

The significant amount and the structure of our recent offering of senior convertible notes could adversely affect our business, financial condition and results of operations.

We incurred a significant amount of debt and substantial debt service requirements as a result of the May 2008 offering (“2008 Offering”) of the 4.5% senior convertible notes issue by us and maturing on May 15, 2013 (the “Senior Notes”).  As of December 31, 2008, we had $321.474 million of indebtedness outstanding. Our substantial indebtedness could have significant consequences on our future operations, including:

•
requiring us to use a substantial portion of our cash flow from operations to service our indebtedness, which would reduce our cash flow available for working capital, capital expenditures, development projects and other general corporate purposes;

•	limiting our flexibility in planning for or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors who have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations.

Our ability to meet our payment and other obligations depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us in amounts sufficient and on terms reasonable to us to support our liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including our Senior Notes, sell assets, reduce or delay capital investments, or seek to raise additional capital.

Our functional currency is different from the denomination of the Senior Notes and the company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Senior Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Senior Notes over the life of the Senior Notes. The change in fair value of the Embedded Derivatives and capped call options are recorded in the Consolidated Statements of Operations which may potentially increase the level of our earnings volatility.

We may incur additional indebtedness. If we do so, our increased debt service requirements may adversely affect our ability to meet our payment obligations on our currently outstanding Senior Notes and otherwise successfully grow and operate our business.

Legal action against the Lehman Entities in connection with the Lehman Entities’ insolvency proceedings could be expensive, time-consuming and ultimately unsuccessful.

We currently have the following business relationships with the Lehman Entities around the world:

1.)	an investment of US$ 100 million in note issued by Lehman Brothers Treasury Co. BV (“Lehman BV”) (the “Lehman Note”(1)); and

2.)	an ADS lending agreement dated as of May 13, 2008 with Lehman Brothers International (Europe) (“LBIE”).

3.)	a capped call confirmation dated May 13, 2008 with Lehman Brothers OTC Derivatives Inc. (“Lehman OTC”) (the “Capped Call”);

All of the Lehman Entities are now undergoing insolvency proceedings in various countries. Therefore, even though the Lehman Note matured in October 2008, the insolvency proceedings prevented the payment of the Lehman Note and our attempts to collect the amounts due on the Lehman Note. In addition, we are in the process of seeking the return of the ADSs borrowed by LBIE under the ADS lending agreements. Furthermore, in light of the insolvency proceedings, the Lehman OTC’s obligations under the Capped Call may not be enforced and, as a result, are currently under dispute.  During this process, we may incur significant legal expenses and allocate management time and attention to the legal action.  Despite our expense and efforts, however, no assurance can be provided that we will be able to recover any of the shares or monies-owed or be awarded any damages from the Lehman Entities.

(1)
Lehman Note.  We have an approximately US$100 million USD 3-Month Lehman Brothers Commodity Alpha Trading Strategies I Excess Return  (“LCMNER”) Index-Linked note, issued by Lehman BV and guaranteed by Lehman Brothers Holdings Inc. (or “LBHI”).  The Lehman Note is linked to an index of LCMNER.  The maturity date of the Lehnman Note was October 9, 2008, with 100% principal protection guaranteed by LBHI.  The Lehman Note and the guarantee rank equally with all unsecured obligations of the issuer and guarantor.  On September 19, 2008, the Amsterdam District Court granted Lehman BV a provisional suspension of payments and subsequently declared Lehman BV bankrupt on October 8, 2008. The Lehman Note was not repaid by Lehman BV and we have made a full impairment amounting to RMB 686,320,000 against the Lehman Note.  We have filed a claim with the administrators of Lehman BV for recovery of the US$100 million and are working with lawyers to monitor the status of the bankruptcy. Any portion of its investment that we are able to recover in the future will be recorded as other income.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations. From the initial listing of our ADSs on the Nasdaq Global Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs have ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to the date of this annual report, the closing prices of our ADSs have ranged from US$1.8 to US$25.75 per ADS.  The last reported trading price of our ADSs on June 24, 2009 was US$4.60 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers, our potential customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other photovoltaic technology companies;

•	addition or departure of our executive officers and key research personnel;

•	fluctuations in the exchange rate between the U.S. dollar and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	the outcome of the various legal actions we are taking against the Lehman Entities are uncertain.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Our most current memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our most current memorandum and articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our Board of Directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board of Directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our most current memorandum and articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

Our corporate affairs are governed by our most current memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

In November 2006, we established our subsidiary in Fengxian, Shanghai, Shanghai JA Solar Technology Co., Ltd., or JA Fengxian, in the form of a Sino-foreign joint venture limited liability company that is 43.75% owned by JA Hebei and 56.25% owned by JA BVI. In March 2007, JA BVI and JA Hebei entered into a share transfer agreement, under which JA BVI acquired JA Hebei’s 43.75% equity interest in JA Fengxian and became the sole shareholder of JA Fengxian.  In April 2007, we caused JA BVI to incorporate a wholly-owned subsidiary in California, U.S.A., JA Solar USA Inc., to engage in after-sales and other related services in the U.S.  In June 2007, we caused JA BVI to establish a wholly-owned subsidiary in Zhabei, Shanghai, Shanghai JA Solar PV Technology Co., Ltd.  In November 2007, for purposes of conducting our future operations in Yangzhou, Jiangsu Province, we acquired Yangzhou Jinhong Technology Development Co., Ltd., a shell company established in 2006 but did not yet actively engage in any operations. We renamed this entity JA Solar Technology Yangzhou Co., Ltd., which is now wholly owned by JA BVI.  In December 2007, we established another wholly-owned subsidiary in Hong Kong, JA Solar Hong Kong Limited.  In October 2008, we caused JA Hong Kong to incorporate a wholly owned subsidiary in Donghai, Jiangsu, Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.  In March 2009, we caused JA Yangzhou to incorporate a wholly owned subsidiary in Jiangsu, China, Yangzhou JA Solar R&D Corporation Limited.

See also “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds – B. Use of Proceeds.”

The following diagram illustrates our corporate structure, the place of formation and the ownership interests of our subsidiaries as of the date of this annual report.

JA Solar Holding Co., Ltd
(Cayman Islands)*
100%
JA Development Co., Ltd.
(British Virgin Islands)*
100%
JA Solar Hong Kong Limited
(Hong Kong)*
100%
JA Solar USA Inc.
(California, USA)*
100%
100%
JA Solar Technology YangZhou Co., Ltd
(China)*
100%
JingAo Solar Co., Ltd.
(China)*
100%
Shanghai JA Solar Technology Co., Ltd.
(China)*
100%
Shanghai JA Solar PV Technology Co., Ltd.
(China)*
Yangzhou JA Solar R&D Corporation Limited
(China)*
Jing Hai Yang Semiconductor Material (Donghai) Co., Ltd.
(China)*

* Indicates the jurisdiction of incorporation.

Our principal executive offices are located at No. 36, Jiang Chang San Road, Zhabei, Shanghai, The People’s Republic of China. Our telephone number at this address is (86) 21-60955999 and our fax number is (86) 21-60955727.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.jasolar.com. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.        BUSINESS OVERVIEW

Overview

We believe that we are one of the leading China-based manufacturers of high-performance solar cells as measured by solar cell production in 2008.  We were established in May 2005 and commenced commercial operations in April 2006 with one solar cell manufacturing line of 25 MW per annum. With our experienced technical and production teams, we reached full production capacity on our first manufacturing line in July 2006 and, by the end of 2008, have increased our production capacity to 600 MW per annum. We expect to have a total of 35 operating manufacturing lines by the end of 2009 with a total rated manufacturing capacity per annum of 875 MW.

We generally sell our products to solar module manufacturers who assemble and integrate our solar cells into modules and systems that convert sunlight into electricity. Solar modules and systems that incorporate our products are distributed globally, including to end-customers in Europe, Asia and the Americas.

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

We currently produce and sell both monocrystalline and multicrystalline solar cells.  We also provide cell processing services to some of our customers who supply us with their own wafers and we process these wafers into solar cells that are sold back to them. As an additional service to our customers, we also engage third party OEM producers to assemble the solar cells we produce into solar modules that meet our customers’ requirements.
For revenues derived from our different activities, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Revenues.”

Product Features

Efficiency, format and cell thickness are the most important properties in determining production costs and sale price of solar cells.

•
Cell Efficiency. Cell efficiency refers to the ratio of the maximum power output of electric energy released and the light received. A cell with a higher degree of efficiency (having the same format) generates more electricity. Efficiency is a key determinant for sale price and therefore affects the profitability margins of the manufacturer. In the fourth quarter of 2008, our monocrystalline solar cells achieved efficiency levels with an average range of 16.77% to 17.27% and our multicrystalline solar cells achieved efficiency levels with an average range of 15.12% to 15.62%. Cell efficiency is mainly affected by the following factors:

•	Wafer Quality. The quality of the wafer from which a cell is produced is of significant importance for the processing and the efficiency of the cells.

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

•
Format. The larger the format of a cell, the greater its power output (having the same efficiency). Accordingly, larger cells (having the same efficiency) can be sold for a higher price. On the other hand, a larger format generally results in increased breakage rates and higher material cost per watt. Given the different size of the wafers we currently obtain from our suppliers, we currently produce both monocrystalline and multicrystalline solar cells with formats of 125 mm × 125 mm and 156 mm × 156 mm.

•
Cell Thickness. The thinner a cell, the less polysilicon is generally needed for its production. This facilitates a cost reduction per cell and the production of more cells from a given amount of polysilicon. However, thinner cells also tend to be more fragile and have higher breakage rates. One of our research and development projects is focused on refining process technologies for ultra-thin wafers. The average thickness of the silicon wafers from our suppliers is in the range of 210-170 microns. We are capable of processing silicon wafers that are as thin as 170 microns.

Manufacturing

Manufacturing Capacity and Facilities

Our current manufacturing facilities are located in Ningjin, Hebei Province, Yangzhou, Jiangsu Province, and Donghai, Jiangsu.

Manufacturing Facility in Ningjin, Hebei

Our main manufacturing center is located in Ningjin, Hebei, where we have 17 operational solar cell manufacturing lines with a total rated manufacturing capacity per annum of 425 MW. We expect to have a total of 23 operation manufacturing lines at our Ningjin, Hebei facility by the end of 2009 with a total rated manufacturing capacity per annum of 575 MW.

For our manufacturing facilities in Ningjin, Hebei, we lease approximately 100,000 square meters and 7,000 square meters from Jinglong Group and a related company whose chairman is also the chairman of JA Solar, respectively, inside Jinglong industrial park, which houses our 17 manufacturing lines, as well as offices, warehouses and R&D laboratories.  See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

R&D and Manufacturing Facilities in Yangzhou, Jiangsu

We have established a manufacturing and R&D center in Yangzhou, Jiangsu, where we have installed seven solar cell manufacturing lines with a production capacity of 175 MW per annum. We expect to have a total of 12 solar cell manufacturing lines on this site by the end of 2009 with a total rated manufacturing capacity per annum of 300 MW.

For this manufacturing and R&D center in Yangzhou, we obtained the land use right with respect to 163,642 square meters of land at a price of RMB 168 per square meter for a total of RMB 28,835,312 (including taxes and related transaction costs) in 2007.  We obtained another 96,552 square meters of land at a price of RMB 168 per square meter for a total of RMB 17,017,940 (including taxes and related transaction costs).

In addition, in March 2009, we established a new R&D center in Yangzhou under our wholly-owned subsidiary JA Solar Yangzhou R&D. The new Yangzhou R&D center is located within our original manufacturing and R&D center in Yangzhou and currently only engages in research and development.

R&D and Manufacturing Facilities in Donghai, Jiangsu

In October 2008, we invested US$20 million in Donghai, Jiangsu to establish an R&D center under our wholly-owned subsidiary JHY Semiconductor.  The Donghai R&D center is approximately 10,400 square meters and currently only engages in research and development.

See also “Item 4. Information on the Company – D. Property, Plants and Equipment.”

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

Production Equipment

The major manufacturing equipment for solar cell production includes texturing machines, diffusion furnaces, edge isolators, wafer cleaning machines, coating systems, contact printers, co-firing machines and sorting machines. We purchase our equipment from various recognized equipment manufacturers in China, the United States, Europe and Japan. We have close relationships with the world’s leading equipment manufacturers in the solar power industry and work closely with selected equipment manufacturers to develop and build our solar cell manufacturing lines. In addition, we have developed technical specifications for the design of certain equipment and engaged manufacturers to construct the equipment in accordance with our specifications. This custom-made equipment is manufactured locally and used to substitute for certain equipment that we would otherwise be required to import from overseas at a higher cost. Our technical team is responsible for overseeing the installation of the manufacturing lines to ensure that the interaction between the various individual components and the entire production process is optimized.

Raw Materials and Utilities

Silicon wafers are the most important raw materials for producing solar cells.  Securing an adequate supply of silicon wafers is of great significance for us.  Other than silicon wafers, raw materials for manufacturing solar cells include auxiliary materials such as metal pastes, chemicals and gases. For these auxiliary materials, we choose our suppliers through a bidding process based on the quality of their materials and the competitiveness of their pricing terms. We seek to maintain active relationships with multiple suppliers for each of these auxiliary raw materials, and we believe we can readily find alterative sources of supply on terms acceptable to us if any of our current suppliers can not meet our requirements.

Silicon Wafers

Our basic raw material in producing solar cells is silicon wafers, which are sliced from crystalline ingots developed from melted polysilicon. As such, polysilicon is an essential raw material that is used to make silicon wafers.  The success of our business and our growth strategy depend heavily on securing a sufficient supply of silicon wafers and polysilicon at commercially reasonable prices and terms to meet our existing and planned production capacity.  In past years, in order to better manage our unit costs and to secure adequate supply of silicon wafers, we entered into a number of multi-year supply agreements for silicon wafers and polysilicon in amounts that were expected to meet our anticipated production needs.  For example, we entered into a long-term supply agreement with Jinglong Group that is renewable at the end of 2010 for an additional three-year term, a three-year polysilicon supply agreement with M. SETEK and a 93-month supply agreement with GCL.

The unit prices of silicon wafers and polysilicon under those agreements were either fixed or fixed during an initial period of several months, after which, the prices would be determined by further negotiations.  We have completed re-negotiating various terms of our supply agreements with certain of our suppliers and are continuing to engage in discussions with our other various suppliers to re-adjust the pricing, prepayment, quantity, delivery and other terms of our existing supply agreements to better reflect current market conditions.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain” and “Item 5. Operating and Financial Review and Prospects – F. Tabular Disclosure of Contractual Obligations.”

Utilities

We consume a significant amount of electrical power and water in our production of solar cells. We have obtained the necessary approvals and/or permits from the relevant PRC governmental authority for our water and electricity usage in our existing manufacturing and R&D centers.

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

Markets and Customers

We sell our solar cells principally to solar module manufacturers who assemble and integrate our products into modules and systems.  We plan to continue to expand our direct sales in selected overseas markets, including Germany, Spain, Sweden, South Korea and the United States. Our sales and marketing strategy is to selectively and quickly expand our customer base to include established players in the global solar power industry by establishing long-term relationships with existing customers to develop a loyal customer base and expanding our international sales and distribution channels worldwide by selectively adding more sales and marketing personnel. Over the past year, our strategy has allowed us to successfully grow our international presence to the point that approximately 40% of our total sales in the fourth quarter of 2008 were from outside China.

For the years ended December 31, 2006, 2007 and 2008, approximately 98.4%, 85.8% and 76.3% of our total sales revenue was made to customers based in China, respectively.

The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2006	2007	2008
	RMB	(in millions) RMB	RMB	US$
China	685.3	2,310.5	4.162.0	610.0
Outside China:
Spain	1.5	154.8	613.5	89.9
Rest of the world	9.7	228.4	682.8	100.1
	11.2	383.2	1,296.3	190.0
Total net revenue	696.5	2,693.7	5,458.3	800.0

In order to maximize the effective utilization of our production capacity, we also provide cell processing services to some of our customers who supply us with their own wafers and we process these wafers into solar cells that are sold back to them.  For the year ended December 31, 2008, we generated revenues of RMB156.3 million (US$22.9 million) from solar cell processing services.

Intellectual Property

We currently do not own any registered intellectual property rights and we rely on trade secrets and other similar protections. Dr. Ximing Dai, our former chief technology officer prior to her resignation in December 2007, had contributed to us in 2005, through her wholly-owned company, Australia PV Science & Engineering Co., certain process technology that she had developed for the production of solar cells. This technical know-how had an implied value of RMB 9.0 million and was counted as part of Dr. Ximing Dai’s equity investment in us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Technology and Intellectual Property — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.” Following Dr. Ximing Dai’s resignation, we have continued to improve on such technology under the leadership and direction of Dr. Qingtang Jiang, our acting chief technology officer and vice president of operations.

Competition

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Sales Channels — We compete in a highly competitive market and many of our competitors have resources greater than ours.”

Regulation

See “Item 3. Key Information — D. Risk Factors — Risks Related to.Doing Business in China.”

C.        ORGANIZATIONAL STRUCTURE

For a description of our organizational structure, See “Item 4. Information on the Company — A. History and Development of the Company.”

D.        PROPERTY, PLANTS AND EQUIPMENT

We lease office space in various locations around the world where we maintain sales and regional offices.  We believe that our existing facilities, together with the facilities under construction and to be constructed under our current plans, are adequate for our current requirements. In addition, we own our principal executive office building located in Zhabei, Shanghai that is approximately 12,695 square meters.

See also “Item 4. Information on the Company — B. Business Overview — Manufacturing.”

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

A.        OPERATING RESULTS

Overview

We are one of the leading manufacturers of high-performance solar cells based in China. We conduct our business primarily through our wholly-owned subsidiaries in China, and operate and manage our business as a single segment. We commenced our business through JA Hebei in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA Hebei transferred their equity interests in JA Hebei to JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

We derive revenues primarily from sales of solar cells to solar module manufacturers. For the year ended December 31, 2008, our revenues and net income were RMB 5.46 billion (US$800 million) and RMB 479.1 million (US$70.2 million), respectively.

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

•
Industry Demand. Demand for solar cells is critical to our business and revenue growth. In the past year, demand for solar cells has become more sluggish due to issues such as the lack of financing caused by the current global financial crisis and the reduction of incentives, for example, Spain’s 500 MW cap on subsidized solar power.  Furthermore, the past year has seen a significant drop in crude oil prices – a factor that has led to a further decrease in demand for solar cell products.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Sales Channels — The execution of our growth strategy is dependent upon the continued availability of financing to our customers as well as third-party financing arrangements for the end-user of our products, and is affected by general economic conditions.”

•
Capacity Utilization. We have expanded our manufacturing capacity from 25 MW to 600 MW per annum since inception. Since the fourth quarter of 2008, as a result of the decreased industry demand described above, we are experiencing an excess in manufacturing capacity. Therefore, in order to improve the effective utilization of our production capacity, we have entered into additional solar cell processing arrangements with customers who have their own wafer supplies where we obtain silicon wafer supplies from these customers, and sell all or a substantial portion of the solar cells manufactured with these wafers back to those customers.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Operations — We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.”

•
Price of Silicon Wafers and Related Raw Materials. The success of our business and our growth strategy depends heavily on acquiring a supply of silicon wafers at commercially reasonable prices and terms that is consistent with our existing and planned production capacity. We have entered into prepaid long-term supply contracts with suppliers like Jinglong Group, M. SETEK and GCL where, in some instances, these agreements provide for fixed pricing, substantial prepayment obligations and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. These prepayment arrangements exposes us to the credit risks of such suppliers and may also significantly increase our costs and expenses, as compared to our competitors, based on factors like fluctuations in the market price for silicon wafers/polysilicon and/or if such arrangements require us to purchase more raw materials than required to meet our actual customer demand (e.g., carrying excess inventory), either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain — Limited competition among suppliers has required us in some instances to enter into long-term, firm commitment supply agreements, including prepayment provisions that could result in excess or insufficient inventory and financial loss placing us at a competitive disadvantage.”

•
Pricing of Our Solar Cell Products.  Pricing of solar cells is principally affected by manufacturing costs, including the cost of silicon wafers, as well as the overall demand in the solar power industry.  The average selling price of our solar cells was approximately RMB 25.9, RMB 22.5 and RMB 22.1 (US$3.24) per watt for the years ended December 31, 2006, 2007 and 2008, respectively. The decline in average selling price of our solar cells over these periods was mainly due to the global economic crisis and resulting decreased industry demand, increased competition, and changes in other market conditions. Further, the average selling price of our solar cells decreased approximately 29% in the first quarter of 2009, as compared with the fourth quarter of 2008. We expect the prices of solar cell products, including our own products, to continue to decline for the remainder of 2009 due to the global economic crisis and related decrease in demand, increased competition and supplies, and other market conditions.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain —Fluctuation in the price of polysilicon, increased competition, the global economic crisis and other changing market conditions may cause further decline in the demand and average selling prices of solar cells and may continue to increase the level of our earnings volatility and reduce our profitability.”

•
Technology Improvement.  Solar power companies, including us, are continuously pursuing technology improvements in an effort to increase conversion efficiencies. In the fourth quarter of 2008, our monocrystalline solar cells have achieved conversion efficiency rates with an average range of 16.77% to 17.27% and our multicrystalline solar cells have achieved conversion efficiency rates with an average range of 15.12% to 15.62%. We intend to further enhance our research and development efforts on process technologies in solar cell production which can increase conversion efficiency of solar cells and reduce production costs.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Technology and Intellectual Property.”

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

•
Generally shipping terms are FOB shipping point from our premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership. Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.  Some shipping terms are EXW, where we deliver goods to our own place of business and all other transportation costs and risks are assumed by the customer.

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

Fair Value of Financial Instruments

On January1, 2008, the company adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), that were not deferred by FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the company measures the fair value of financial instruments, including cash and cash equivalents, restricted cash, available-for-sale securities, trading security and derivative assets and liabilities, based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the company’s evaluation of those factors changes. Although the company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique.

In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the company’s consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss.

Allowance for doubtful accounts.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. We recorded nil and RMB 24.7 million (US$3.6 million) for doubtful accounts as of December 31,  2007 and 2008. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

Advances to suppliers. Consistent with industry practice, we make short-term and long-term advances from time to time to secure our raw material needs of silicon wafers, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will provide for such losses on these advances. We recorded nil and RMB 18.6 million (US$2.7 million) for potential losses against supplier advances as of December 31, 2007 and 2008.  If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required.

Inventory Valuation.  Inventory is valued at the lower of cost or market value. Cost of inventories is determined by the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold. We recorded nil and RMB 78.0 million (US$11.4 million) for inventory valuation as of December 31, 2007 and 2008.  The inventory provision recorded for inventory held at the end of the first quarter of 2009 was RMB 138.4 million.

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

Impairment of long-lived assets.  We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. We did not record any provision for impairment of our long-lived assets as of December 31, 2007 and 2008.

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

Income taxes. We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We recorded valuation allowances to reduce our net deferred tax assets to the amount of RMB 5.6 million and RMB 28.5 million as of December 31, 2007 and 2008, respectively.  We have adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), accounting for uncertainty in income taxes. We have performed assessment on our tax positions related to FIN 48, and concluded that the adoption of FIN 48 did not have any material impact on our financial position as of December 31, 2008.

Product warranties. It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with either a two-year or five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. In addition, we usually provide the same warranty for solar modules assembled for third party OEM companies. We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Due to zero warranty claims to date, we accrue the estimated costs of warranties based primarily on an assessment of our competitors’ accrual history. Through our relationships with, and management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, we believe that accruing 1.0% of our net revenues as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. We have not experienced any material warranty claims to date in connection with declines of the power generation capacity of our solar modules. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Short Term Investments.

The company accounts for short-term investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in investment income. The company does not have investments classified as held-to-maturity.

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

For the year ended December 31, 2008, the company has provided a full impairment amounted to RMB 686.3 million (US$100.6 million) against its investment in the  3-Month LCMNER Index-Linked Note (the “Note”) issued by Lehman Brothers Treasury Co. B.V. (“Lehman Treasury”) incorporated in the Netherlands, guaranteed by Lehman.

Revenues

Our revenues for the years ended December 31, 2006, 2007 and 2008 and as a percentage of our total revenues over the same period are as follows:

	Year ended December 31,
	2006		2007		2008
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	US$	%
Solar products to third parties	565.3	81.2%	2,532.4	94.0%	4,794.0	702.7	87.8%
Solar products to related parties	131.2	18.8%	62.2	2.3%	508.0	74.5	9.3%
Solar cells processing	-	-	99.1	3.7%	156.3	22.9	2.9%
Total Revenues	696.5	100.0%	2,693.7	100.0%	5,458.3	800.0	100.0%

We derive revenues primarily from sales of solar cell products to solar module manufacturers, who then assemble and integrate our products into modules and systems. For the years ended December 31, 2006, 2007, we sold a substantial portion of our products to a limited number of customers, most of which were module manufacturers based in China. However, in 2008, we increased our number of overseas customers and expanded our overall customer base where, for the year ended December 31, 2008, approximately 23.7% of our total sales were to customers outside of China.  For the year ended December 31, 2006, sales to our largest customer and three largest customers accounted for approximately 19.6% and 41.3% of our total revenues, respectively. During this period, the top two customers were our related parties until August 2006, and sales to them accounted for approximately 33.1% of our total revenues. For the year ended December 31, 2007, sales to our largest customer and three largest customers represented approximately 18.9% and 41.1% of our total revenues, respectively. Our three largest customers included one customer who had been our related party until August 21, 2006 and two other third parties. For the year ended December 31, 2008, sales to our largest customer and three largest customers represented approximately 13.4% and 32.1% of our total revenues, respectively. Our three largest customers include one related party and two unrelated third parties.  Sales to our top ten customers accounted for approximately 84.3%, 78.8% and 74.1% of total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We believe most of the solar modules incorporating our solar cell products are distributed globally.

The average selling price of our solar cell products has declined in 2008 due to, a large extent, global economic slowdown, increased supply of solar cells, increased competition, and changes in other market conditions. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies, reduced manufacturing costs and industry pursuit to grid cost parity of traditional forms of electricity.

For the year ended December 31, 2008, our revenues also included revenues from solar cell processing services which amounted to approximately RMB 156.3 million (US$22.9 million), or 2.9% of our total revenues. We provide solar cell processing services to customers who have their own wafer supplies. For the year ended December 31, 2008, we produced approximately 40.7 MW of solar cells under these processing arrangements. We provide solar cell processing services to customers mainly to utilize our excess production capacities when our wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities. Our revenues from solar cell processing constitute a small portion of our total revenues of 2008.

For the year ended December 31, 2008, our revenues also included revenues from sales of solar modules which amounted to approximately RMB 425.6 million (US$62.4 million), or 7.8% of our total revenues. We engage third party OEM companies to assemble the solar cells we produce into solar modules as required by our customers. For the year ended December 31, 2008, we sold approximately 16.5 MW of solar modules under these solar module contracts. We accrued 1.0% of our net revenues as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Because we have zero warranty claims to date, we accrue the estimated costs of warranties based primarily on an assessment of our competitors’ accrual history.

Cost of Revenues and Operating Expenses

For the year ended December 31, 2008, our cost of revenues and our operating expenses as a percentage of our total revenues were 81.8% and 5.5%, respectively as compared to 77.7% and 5.7%, respectively, for the year ended December 31, 2007, and 75.3% and 5.9%, respectively, for the year ended December 31, 2006. Our cost of revenues primarily consists of silicon wafers, other direct raw materials and other cost of revenues. The following table sets forth the amounts of our cost of silicon wafers and other cost of revenues and each of them as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	US$	%
Silicon wafers	473.2	90.3%	1,884.6	90.1%	3,991.4	585.0	89.4%
Other	51.0	9.7%	208.2	9.9%	474.9	69.6	10.6%
Total cost of revenues	524.2	100.0%	2,092.8	100.0%	4,466.3	654.6	100%

Silicon wafers. Silicon wafers are the most important raw material of our solar cell products. For the years ended December 31, 2006, 2007 and 2008, cost of silicon wafers accounted for approximately 90.3%, 90.1% and 89.4% of our cost of revenues, respectively. We expect that the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the foreseeable future despite the recent decrease in price of silicon wafers and polysilicon.

Other. Other cost of revenues consists primarily of other direct raw materials used in the manufacturing of solar cell products, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses, overhead expenses, as well as outsourcing costs and warranty expenses related to our solar module business. For the years ended December 31, 2006, 2007 and 2008, other cost of revenues accounted for approximately 9.7%, 9.9% and 10.6% of our cost of revenues, respectively. In the fourth quarter of 2008, the impact of the inventory provision on cost of revenue was RMB 78.0 million.

Our operating expenses consist of selling, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses and each of them as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	US$	%
Selling, general and administrative expenses	39.7	96.7%	150.3	97.3%	271.5	39.8	90.5%
Research and development expenses	1.3	3.3%	4.2	2.7%	28.5	4.2	9.5%
Total operating expenses	41.0	100.0%	154.5	100.0%	300.0	44.0	100%

Selling, general and administrative expenses.

Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, share-based compensation, business travel expenses and professional services expenses. Our selling, general and administrative expenses accounted for 96.7%, 97.3% and 90.5% of our total operating expenses for the years ended December 31, 2006, 2007 and 2008, respectively. We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base in China and abroad. We also expect general and administrative expenses to increase in absolute terms as a result of the expansion of our business.

In 2006, 2007 and 2008, we granted options to purchase 1,728,000, 6,909,000 and 6,132,000 ordinary shares, respectively, to a number of our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plans.” Our share-based compensation expenses relating to our option grants and stock awards have had a material and adverse effect on our reported earnings for the years ended December 31, 2006, 2007 and 2008. We recognized a share-based compensation charge of RMB18.2 million, RMB 91.6 million, and RMB113.2 million (US$16.6 million) for the years ended December 31, 2006, 2007 and 2008, respectively. The above charges are net of  forfeiture reversal amounts of nil, RMB 4.8 million, and RMB 59.6 million (US$8.74 million) for the period from the years ended December 31, 2006, 2007 and 2008, respectively.  Share based compensation expenses are amortized over the vesting period of these options ranging from six months to four years starting from the grant date.

Research and development expenses

Research and development expenses primarily consist of research materials, compensation and benefits for research and development personnel. Research and development expenses are expensed when incurred. Our research and development expenses accounted for 3.3%, 2.7% and 9.5% of our total operating expenses for the period from the years ended December 31, 2006, 2007 and 2008, respectively. We believe that research and development is critical to the success of our business and as a result, we intend to increase our investments in research and development. As part of our business strategy, we are increasing our research and development efforts in China.

Interest (Income) Expense, net

We incurred net interest expense of RMB 4.3 million in 2006. We generated net interest income of RMB 56.0 million in 2007. We generated interest income of RMB 42.6 million (US$6.3 million) and incurred an interest expense of RMB 160.5 million (US$23.5 million) in 2008.  Our net interest expense in 2008 was primarily the interest paid on the Senior Notes. The interest expense recognized for interest payable to Senior Notes holders was RMB 75.4 million (US$11.1 million) for the year ended December 31, 2008. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 81.8 million (US$ 12.0 million) for the year ended December 31, 2008.  Other interest expenses were RMB 3.3 million (US$ 0.5 million).

Foreign Exchange Gain (Loss)

We generated foreign exchange gain of RMB 1.3 million for the year ended December 31, 2006. We incurred foreign exchange losses of RMB 112.8 million in 2007.  We incurred foreign exchange losses of RMB 127.4 million (US$18.7 million) in 2008. The exchange losses were incurred because a significant portion of our monetary assets and liabilities are denominated in US dollars and Euros, which depreciated in 2007 and 2008 relative to the RMB.  Fluctuations in currency exchange rates may continue to have a significant effect on our financial results.

Taxation

We are a tax exempted company incorporated in the Cayman Islands, and under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Our subsidiary JA BVI is a business company incorporated in the British Virgin Islands; under current laws of the British Virgin Islands, JA BVI is not subject to tax on income or capital gain.

In accordance with the PRC’s FEIT Law and the related implementation rules, FIEs established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. Our operating subsidiary, JA Hebei, was established as a FIE in the PRC and is thus subject to PRC enterprise income tax of 33%. The PRC government has provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities. Specifically, with respect to income generated by assets acquired by JA Hebei during the fiscal years 2005 and 2006, JA Hebei will receive a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010; with respect to income generated by assets newly acquired by JA Hebei during 2007, JA Hebei will receive a two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011.

In March 2007, the National People’s Congress of China enacted a new CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a 5-year transition period to FIEs, during which they are permitted to grandfather their existing preferential tax treatment until such treatment expires in accordance with its current terms. As such, the CIT Law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period. When our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

Our operating subsidiary, JA Yangzhou, was established as a FIE in the PRC and was thus subject to a PRC enterprise income tax of 33% until 2007 and changed to the uniform rate of 25% in 2008.  JA Yangzhou had cumulative losses as of December 31, 2008 and its tax holidays will be deemed to have commenced in 2008 and can be utilized until expiry pursuant to the new CIT law.

Our operating subsidiary, JA Zhabei, which is not a production-oriented enterprise, is subject to the uniform rate of 25% from 2008 onwards and not entitled to the tax holiday.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.  If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases.

Recently Pronounced Accounting Standards

In February 2008, the FASB issued FSP 157-2. FSP 157-2 deferred the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. With the exception of investments and foreign currency derivatives held, this deferral makes SFAS No. 157 effective for the company beginning in the first quarter of fiscal 2009. The company does not believe the adoption of SFAS No. 157 will have a material effect on measurement of fair value of its nonfinancial assets, including goodwill, and nonfinancial liabilities.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS No. 161”), which expands the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 specifically requires entities to provide enhanced disclosures addressing the following: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The company does not believe SFAS No. 161 will have a material effect on our financial statements and related disclosures.

In April 2008, the FASB issued FSP SFAS No. 142-3 “Determination of Useful Life of Intangible Assets” (“FSP 142-3”), which amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The company does not believe FSP 142-3 will have a material effect on our financial statements and related disclosures.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”), which identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This Statement is effective 60 days following the Securities and Exchange Commission (“SEC”)'s approval of the Public Company Accounting Oversight Board amendments to AU Section 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The company currently adheres to the hierarchy of U.S. GAAP as presented in SFAS No. 162 and the adoption of SFAS No. 162 during the fourth quarter in fiscal 2008 did not have a material impact on its financial position, results of operations and disclosures.

In May 2008, the FASB issued FSP APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”), which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. FSP APB 14-1 significantly impacts the accounting for instruments commonly referred to as Instruments B, Instruments C and Instruments X from EITF Issue No. 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion”, and any other convertible debt instruments that allow settlement in any combination of cash and shares at the issuer’s option. The new guidance requires the issuer to separately account for the liability and equity components of the instrument in a manner that reflects interest expense equal to the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years and interim periods beginning after December 15, 2008, and retrospective application will be required for all periods presented. The company does not believe FSP APB 14-1 will have a material effect on our financial statements and related disclosures.

In June 2008, the FASB issued FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”), which clarified that all outstanding unvested share-based payment awards that contain rights to nonforteitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008.

The company does not believe FSP EITF 03-6-1 will have a material effect on our financial statements and related disclosures.

In April 2009, the FASB issued FSP No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The company does not believe FSP FAS 115-2 and FAS 124-2 will have a material effect on our financial statements and related disclosures.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	US$	%
Income Statement Data:
Total revenues	696.5	100.0%	2,693.7	100.0%	5,458.3	800.0	100%
China	685.3	98.4%	2,310.5	85.8%	4,162.0	610.0	76.3%
Outside China	11.2	1.6%	383.2	14.2%	1,296.3	190.0	23.7%
Cost of revenues	(524.2)	(75.3)%	(2,092.8)	(77.7)%	(4,466.3)	(654.6)	(81.8)%
Gross profit	172.3	24.7%	600.9	22.3%	992.0	145.4	18.2%
Selling, general and administrative expenses	(39.7)	(5.7)%	(150.3)	(5.5)%	(271.5)	(39.8)	(5.0)%
Research and development expenses	(1.3)	(0.2)%	(4.2)	(0.2)%	(28.5)	(4.2)	(0.5)%
Total operating expenses.	(41.0)	(5.9)%	(154.5)	(5.7)%	(300.0)	(44.0)	(5.5)%
Income from operations	131.3	18.8%	446.4	16.6%	692.0	101.4	12.7%
Impairment on available-for-sale securities	—	—	—	—	(686.3)	(100.6)	(12.6)%
Change in fair value of Derivatives	—	—	—	—	564.0	82.7	10.3%
Convertible notes buyback gain	—	—	—	—	203.5	29.8	3.7%
Interest expense	(5.1)	(0.7)%	(6.6)	(0.2)%	(160.5)	(23.5)	(2.9)%
Interest income.	0.8	0.1%	62.6	2.3%	42.6	6.3	0.8%
Foreign exchange gain/ (loss)	1.3	0.2%	(112.8)	(4.2)%	(127.3)	(18.7)	(2.4)%
Investment loss	—	—	—	—	(28.6)	(4.2)	(0.5)%
Other Income	0.1	—	5.2	0.2%	3.6	0.5	0.1%
Income before income taxes	128.4	18.4%	394.8	14.7%	503.0	73.7	9.2%
Income tax benefit/ (expenses)	—	—	5.6	0.2%	(23.9)	(3.5)	(0.4)%
Net income	128.4	18.4%	400.4	14.9%	479.1	70.2	8.8%
Preferred shares accretion	(1.6)	(0.2)%	(0.5)	(0.02)%	—	—	—
Preferred shares beneficial conversion charge	(34.7)	(5.0)%	—	—	—	—	—
Allocation of net income to participating preferred shareholders	(5.7)	(0.8)%	(1.7)	(0.1)%	—	—	—
Net income available to holders of ordinary share.	86.4	12.4%	398.2	14.8%	479.1	70.2	8.8%

Operating Data:
Products sold (in million units)	10.9	—	54.8	—	111.2	—	—
Products sold (in MW)	26.3	—	132.9	—	277.4	—	—
Average selling price per watt	25.9	—	22.5	—	22.1	3.24	—

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Total revenues. Our total revenues increased significantly from RMB 2,693.7 million in 2007 to RMB 5,458.3 million (US$800.0 million) in 2008.  This increase was due primarily to an increase in our manufacturing capability and corresponding increase in sales volume of our products, driven by strong market demand for our products and offsetting a decline in the average selling price of our products, the decrease in global demand for solar products following the global financial crisis, and the decrease in demand for solar products resulting from Spain’s announcement that it will cap its subsidy for solar power at 500MW for 2009. In addition, our revenues were bolstered by our increased third party cell processing activities.  We sold an aggregate of 277.4 MW of solar products in 2008 (consisting of 220.2 MW of solar cells we produced, 40.7 MW of solar cells we processed for other third parties and 16.5 MW of solar modules we engaged third parties to assemble for our customers) as compared to 132.9 MW of solar products in 2007.

Our total revenues from sales in China increased from RMB 2,310.5 million in 2007 to RMB 4,162.0 million (US$ 610.0 million) in 2008, as we sell most of our PV cells to PV module manufacturers in China. As a result of our ongoing efforts in diversifying our customer base and reaching out to customers outside of China, however, our revenues from sales in China, as a percentage of our total revenues, decreased from 98.4% in 2006 and 85.8% in 2007 to 76.3% in 2008. Correspondingly, our sales outside China, with Spain and Japan being the two largest markets, increased both in dollar amounts and as a percentage of our total revenues.

Cost of Revenues. Our cost of revenues increased significantly from RMB 2,092.8 million in 2007 to RMB 4,466.3million (US$654.6 million) in 2008. The increase in our cost of revenue was due primarily to the increased quantity of silicon wafers needed and the increase in the average cost of silicon wafers in 2008 over 2007 despite the eventual decrease in the average cost of silicon wafers towards the end of 2008. The impact of the inventory provision on cost of revenue was RMB 78.0 million.  The inventory provision recorded for inventory held at the end of the first quarter of 2009 was RMB 138.4 million.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased from RMB 600.9 million in 2007 to RMB 992.0 million (US$145.4 million) in 2008. Due to fluctuations in the price of silicon wafers, which is the primary raw material in our production of solar cells, as well as a decrease in the average selling price of solar cells, an inventory provision of RMB 78.0 million recorded in the fourth quarter of 2008, our gross margin decreased from 22.3% in 2007 to 18.2% in 2008.

Total Operating Expenses. Our total operating expenses increased from RMB 154.5 million in 2007 to RMB 300.0 million (US$44.0 million) in 2008. The increase in our total operating expenses was due primarily to significant increases in our selling, general and administrative expenses associated with our increased production, increased efforts to grow in the overseas market, as well as an increase in our research and development expenses. Total operating expenses as a percentage of our total revenue decreased from 5.7% in 2007 to 5.5% in 2008 as we improved our operating efficiency with an increased production capacity.

•
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased from RMB 150.3 million in 2007 to RMB 271.5 million (US$40.0 million) in 2008, but decreased as a percentage of our total revenues from 5.5% in 2007 to 5.0% in 2008. The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses, advertising expenses and warranty costs associated with our increased product sales, an increased amount of salary and benefits paid to our sales and marketing personnel as a result of increased headcount, as well as share-based compensation expenses of RMB 113.2 million (US$16.6 million) relating to our stock options granted to certain employees and consultants.  The above share based compensation expenses are net of forfeiture reversal amounts of nil, RMB 4.8 million, and RMB 59.6 million (US$8.74 million) for the period from the years ended December 31, 2006, 2007 and 2008, respectively.

•
Research and Development Expenses. Our research and development expenses increased from RMB 4.2 million in 2007 to RMB 28.5 million (US$4.2 million) in 2008 and increased as a percentage of our total revenues from 0.2% in 2007 to 0.5% in 2008. The increase in our research and development expenses was due primarily to increases in material costs related to our increased research and development activities. Our research and development has primarily focused on: improving and optimizing our solar manufacturing process based on certain proprietary know-how.

Impairment on available-for-sale securities.  Our impairment on available-for-sale securities increased from nil in 2007 to RMB 686.3 million (US$100.6 million) in 2008. The impairment was provided to against our investment in the Note issued by Lehman Treasury purchased in 2008.

Change in fair value of derivatives. Our changes in fair value of derivatives increased from nil in 2007 to RMB 564.0 million (US$82.7 million) in 2008. The charge reflects fair value changes associated with our derivative assets and liabilities for the year ended December 31, 2008.

Convertible notes buyback gain. Convertible notes buyback gain increased from RMB nil in 2007 to RMB 203.5 million (US$29.8 million) in 2008. The gain was occurred because we bought back portion of our convertible notes at prices below par in 2008.

Interest (Income) Expense, net. We generated net interest income of RMB 56.0 million in 2007 and incurred net interest expense of RMB 117.9 million (US$17.3 million) in 2008. Our net interest expense in 2008 was primarily interest paid on the Senior Notes.  The interest expense recognized for interest payable to Senior Notes holders was RMB 75.4 million (US$11.1 million) for the year ended December 31, 2008. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 81.8 million (US$12.0 million) for the year ended December 31, 2008.  Other interest expenses were RMB 3.3 million (US$ 0.5 million).

Other Income (Expense). Our other income decreased from RMB 5.2 million in 2007 to RMB 3.6 million (US$0.5 million) in 2008. The decrease in our other income was due primarily to a decrease in the payments received from the depositary of our ADSs at the Bank of New York.

Foreign Exchange Gain (Loss). We incurred foreign exchange losses of RMB 112.8 million in 2007 and RMB 127.4 million (US$ 18.7 million) in 2008.  The exchange losses were incurred because a significant portion of our monetary assets and liabilities are denominated in U.S. dollars and Euros, which continued to depreciate against the Renminbi in 2008.

Tax Benefit (Expense). We incurred tax expenses of RMB 23.9 million (US$3.5 million) in 2008, as compared to tax benefits of RMB 5.6 million generated in 2007.  The increase in tax expense was due to 2007 was the last year JA Hebei was entitled to tax exemption.

Net Income.  As a result of the cumulative effect of the above factors, our net income increased from RMB 400.4 million in 2007 to RMB 479.1 million (US$70.2 million) in 2008.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Total revenues. Our total revenues increased significantly from RMB 696.5 million in 2006 to RMB 2,693.7 million in 2007. This increase was due primarily to a significant increase in our manufacturing capability and corresponding increase in sales volume of our products, driven by strong market demand for our products and offsetting a decline in the average selling price. We produced an aggregate of 132.9 MW of solar products in 2007 (consisting of 110.5 MW of solar cells we produced, 19.1 MW of solar cells we processed for other third parties and 3.3 MW of solar modules we engaged third parties to assemble for our customers) compared to 26.3 MW in 2006.

Our total revenues from sales in China increased significantly from RMB 685.3 million in 2006 to RMB 2,310.5 million in 2007, as we sell most of our PV cells to PV module manufacturers in China. As a result of our ongoing efforts in diversifying our customer base and reaching out to customers outside of China, however, our revenues from sales in China, as a percentage of our total revenues, decreased from 98.4% in 2006 to 85.8% in 2007.

Correspondingly, our sales outside China, with Spain and Japan being the two largest markets, increased significantly both in dollar amounts and as a percentage of our total revenues.

Cost of Revenues. Our cost of revenues increased significantly from RMB 524.2 million in 2006 to RMB 2,092.8 million in 2007. The increase in our cost of revenue was due primarily to the increased quantity of silicon wafers needed and the increase in the average cost of silicon wafers in 2007 over 2006, as a result of the rising market price of polysilicon and silicon wafers.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased from RMB 172.3 million in 2006 to RMB 600.9 million in 2007. Due to an increase in the price of silicon wafers, which is the primary raw material in our production of solar cells, as well as a decrease in the average selling price of solar cells, our gross margin decreased from 24.7% in 2006 to 22.3% in 2007.

Total Operating Expenses. Our total operating expenses increased from RMB 41.0 million in 2006 to RMB 154.5 million in 2007. The increase in our total operating expenses was due primarily to significant increases in our selling, general and administrative expenses associated with our increased production, as well as an increase in our research and development expenses. Total operating expenses as a percentage of our total revenue decreased from 5.9% in 2006 to 5.7% in 2007 as we improved our operating efficiency with an increased production capacity.

•
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased from RMB 39.7 million in 2006 to RMB 150.3 million in 2007, but decreased, as a percentage of our total revenues, from 5.7% in 2006 to 5.5% in 2007. The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses, advertising expenses and warranty costs associated with our increased product sales, an increased amount of salary and benefits paid to our sales and marketing personnel as a result of increased headcount, as well as share-based compensation expenses of RMB 88.8 million relating to our stock options granted to certain employees and consultants.

•
Research and Development Expenses. Our research and development expenses increased from RMB 1.3 million in 2006 to RMB 4.2 million in 2007 but remained stable as a percentage of our total revenue at 0.2%. The increase in our research and development expenses was due primarily to increases in raw material costs related to our increased research and development activities. Our research and development has primarily focused on: improving and optimizing our solar manufacturing process based on certain proprietary know-how.

Interest (Income) Expense, net. We incurred net interest expense of RMB 4.3 million in 2006 but generated net interest income of RMB 56.0 million in 2007. Our net interest income in 2007 was primarily the interest generated from the net proceeds from our initial public offering in January 2007 and follow-on offering in October 2007.

Other Income (Expense). Our other income increased from RMB 0.1 million in 2006 to RMB 5.2 million in 2007. The increase in our other income was due primarily to payments received from the depositary of our ADSs, the Bank of New York.

Foreign Exchange Gain (Loss). We generated foreign exchange gains of RMB 1.3 million in 2006 but incurred foreign exchange losses of RMB 112.8 million in 2007. The exchange losses were incurred because a significant portion of our cash assets are dominated in U.S. dollars, which depreciated significantly against the Renminbi in 2007.

Tax Benefit (Expense). We generated tax benefits of RMB 5.6 million in 2007, as compared to nil in 2006. This benefit was due primarily to the partial reversal of valuation allowances previously recorded.

Net Income. As a result of the cumulative effect of the above factors, our net income increased from RMB 128.4 million to RMB 400.4 million.

B.        LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Offering of the Senior Notes, short-term bank borrowings and cash flow from operations. As of December 31, 2008, December 31, 2007, and December 31, 2006, we had RMB 1.58 billion (US$ 0.23 billion), RMB 1.15 billion, and RMB 95.8 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds.  Restricted cash represents amounts temporarily held by banks, which are not available for the company's use, as security for issuance of letters of credit.  As of December 31, 2008, December 31, 2007 and December 31, 2006, we had RMB 490.0 million (US$ 71.8 million), RMB 200 million, and RMB 150.0 million in outstanding short-term bank borrowings, respectively. In addition, the unused lines of credit were RMB 300 million as of December 31, 2008.  These facilities contain no specific renewal terms and require no collateral.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers increased from RMB1.8 billion as of December 31, 2007 to RMB2.6 billion (US$384.8 million) as of December 31, 2008 as we sought to secure adequate wafer supplies for our expanded manufacturing capacity in 2008.

We believe that current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next twelve months. We may, however, require additional cash to repay existing debt obligations or to re-finance our existing debts or due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. The current global liquidity and credit crisis since the second half of 2008 has been having a significant negative impact on the financing abilities of businesses worldwide, including that of our company. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would result in increased interest rate risk, divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	(in millions)
	RMB	RMB	RMB	US$
Net cash used in operating activities	(61.8)	(1,146.5)	(1,289.2)	(189.0)
Net cash used in investing activities	(107.6)	(1,641.6)	(419.4)	(61.5)
Net cash provided by financing activities	254.8	3,519.6	2,610.3	382.6
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(91.3)	(94.9)	(13.9)
Net increase in cash and cash equivalents	84.8	640.2	806.8	118.2
Cash and cash equivalents at the beginning of the period	11.0	95.8	736.0	107.9
Cash and cash equivalents at the end of the period	95.8	736.0	1,542.8	226.1

Operating Activities. Net cash used in operating activities for the years ended December 31, 2006, 2007 and 2008 totaled RMB 61.8 million, RMB 1,146.5 million and RMB 1,289.2 million (US$189.0 million), respectively. Net cash used in operating activities for the year ended December 31, 2008 were primarily affected by increases in advances to third party suppliers (net) of RMB 759.3 million, increases in inventory (net) of RMB 434.7 million, increase in accounts receivables from third party customers (net) of RMB 303.2 million, the change in value of Embedded Derivatives and the capped call option of RMB 564.0 million; gains from the senior convertible notes buyback of RMB 203.5 million, acquisition of trading security of RMB 353.6 million and depreciation and amortization of RMB 88.2 million.  Net cash used in operating activities for the year ended December 31, 2007 were primarily affected by increases in advances to third-party suppliers of RMB 1.4 billion and decreases in accounts receivable from third-party customers of RMB 18.9 million,  an increase in accounts payable of RMB 9.0 million, exchange loss of RMB 90.7 million, share-based compensation expenses of RMB 91.6 million and depreciation and amortization of RMB 34.1 million. Net cash used in operating activities for the year ended December 31, 2006 were primarily affected by increases in inventories of RMB 154.7 million, prepayments to related party suppliers of RMB 39.8 million and accounts receivable from third party customers of RMB 47.7 million, an increase in advances from third party customers of RMB 21.3 million, stock option compensation expenses of RMB 18.2 million and depreciation and amortization of RMB 11.2 million.

Investing Activities. Net cash used in investing activities for  the years ended December 31, 2006, 2007 and 2008 amounted to RMB 107.6 million, RMB 1,641.6 million and RMB 419.4 million (US$61.5 million), respectively, primarily as a result of purchases of property and equipment and changes in restricted cash balances in each of the periods.

Financing Activities. Net cash provided by financing activities the years ended December 31, 2006, 2007 and 2008 were RMB 254.8 million, RMB 3,519.6 million and RMB 2,610.3 million (US$382.6 million), respectively.  Net cash provided by financing activities for the year ended December 31, 2008 consisted of RMB 2.7 billion (US$397.1 million) from our 2008 Offering of the Senior Notes.  Net cash provided by financing activities for the year ended December 31, 2007 consisted of RMB 3,341.0 million from net proceeds from our initial public offering in February 2007 and our follow-on offering in October 2007. Net cash provided by financing activities for the year ended December 31, 2006 consisted of RMB 59.9 million of pro-rata capital contribution from ordinary shareholders, RMB 150.0 million from short-term bank borrowings and RMB 110.7 million of net proceeds from issuance of preferred shares, partially offset by a return of capital of RMB 65.7 million to ordinary shareholders in connection with our corporate restructuring into an offshore holding company structure. Our short-term bank borrowings outstanding as of December 31, 2008 bore average interest rates of 5.39% in 2008. These borrowings generally have terms of six to twelve months and expire at various times throughout 2009. These loans were borrowed from various financial institutions. All of these short-term credit facilities were restricted to working capital usage. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.

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

Capital Expenditures

 We made capital expenditures of RMB 107.6 million, RMB 421.8 million, and RMB 812.5 million in the years ended December 31, 2006, 2007 and 2008, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment to construct and expand our solar cell manufacturing lines.

 From the net proceeds of our 2008 Offering, we have expended approximately US$70.2 million to purchase manufacturing equipment and related manufacturing lines for JA Yangzhou, as well as research and development facilities for JHY Semiconductor.

 We expect that purchase of property and equipment for our planned expansion in manufacturing capacity will continue to constitute a significant portion of our capital expenditure. As of December 31, 2008, we had contracted for capital expenditures on machinery and equipment of US$34.2 million. We estimate that our capital expenditures in 2009 will be approximately US$50 million, which will be used primarily for the expansion of our Yangzhou manufacturing and R&D facilities as well as R&D facilities for JHY Semiconductor . We plan to fund the balance of our 2009 capital expenditure substantially with cash from operations and additional borrowings from third parties.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe that we have an experienced and committed research and development team. Upon our formation, we acquired proprietary technical know-how related to the commercial production process of solar cells from Australia PV Science & Engineering Co. as part of its capital contribution to us within an implied value of RMB 9.0 million.

Currently, Dr. Qingtang Jiang leads our research and development team.  Since our commencement of production in April 2006, we have significantly improved our solar cell fabricating process technologies, including improvements in each of the following processing steps. These technological improvements have increased cell conversion efficiencies in the various types of silicon wafers that we produce and have improved the production yields of our manufacturing lines.

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

Our research and development expenditures were RMB 1.4 million, RMB 4.2 million and RMB 28.5 million in 2006, 2007 and 2008, respectively.

D.        TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.        OFF-BALANCE SHEET ARRANGEMENTS

Except for operating leases, we did not have any off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts for the year ended December 31, 2008. See “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for a description of our operating leases.

However, our international sales have been increasing over the years and, since December 31, 2008, we have entered into foreign currency forward arrangements. Our European sales revenue is denominated in Euros while our functional currency is RMB, which exposes us  to Euro-RMB foreign exchange risk. Our risk management strategy is to try to eliminate some transactional foreign exchange risk through the use of foreign currency forward contracts. Accordingly, we have entered into some Euro-RMB forward contracts with a PRC bank to hedge anticipated Euro denominated sales against currency fluctuations between the Euro and RMB in 2009. These contracts will cover Euro denominated sales revenue from forecasted sales expected to occur in various periods from 2009 to 2010.

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Short-term debt obligations (including interest averaging 5.39%)	513,572	513,572	—	—	—
Operating lease obligations	61,334	17,112	33,602	10,620	—
Non-cancelable purchase orders	233,250	232,403	847	—	—
Purchase commitments under take-or-pay agreements	67,462,260	6,191,780	26,294,815	20,160,889	14,814,776
Purchase commitments under other agreements(1)	256,929	18,352	18,352	73,408	146,817
Senior Notes (including interest cost)	2,643,149	112,679	300,202	2,230,268	—
Other long-term liabilities reflected on the company’s balance sheet	5,185	—	—	—	5,185
Total	71,178,679	7,085,898	26,647,818	22,475,185	14,969,778

(1) include only purchase commitments with fixed or minimum price provisions.  In addition, the company has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms.

Short-term debt obligations:  Our short–term debt obligations relate to short-term bank borrowings borrowed from various financial institutions in the PRC with an average interest rate of 5.39% per annum. The borrowings have six to twelve months terms and expire at various times throughout 2009.

Operating lease obligations:

For the periods covered by these consolidated financial statements, JA Solar leased certain assets, including offices, dormitory and production facilities, from the Jinglong Group, under a non-cancelable operating lease expiring in June 30, 2006, with an option to renew. During the same time, JA Solar also leased a piece of land under a non-cancelable operating lease from a third party expiring on May 31, 2019.

On July 1, 2006, JA Solar renewed its operating lease with the Jinglong Group. The renewed operating lease with the Jinglong Group covers the previously leased assets from the Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in June 2010 with an annual rental of RMB 1.8 million, which approximates market rents. JA Solar executed a lease termination agreement for the land with the third party on June 30, 2006.

JA Solar also holds an operating lease with the Jinglong Group for an automobile. This non-cancelable operating lease expired in December 2007 and was renewed until December 2010.

In June 2007, JA Solar entered into another operating lease with the Jinglong Group to expand its facilities to host new manufacturing lines installed. The new non-cancelable operating lease with the Jinglong Group expires in December 2011 with an annual rental of RMB 1.2 million, which approximates market rents.

In July 2008, JA Solar entered into its operating lease with the Jinglong Group. The renewed operating lease with the Jinglong Group replaced the two aforementioned operating leases and has an annual rental of RMB 12 million. This non-cancelable operating lease expires in June 2012. In November 2008, JA Solar entered into another operating lease with the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in December 2012 with an annual rental of RMB 3.8 million.  In December 2008, JA Solar entered into an operating lease with a related party. The new non-cancelable operating lease with the related party expires in December 2012 with an annual rental of RMB 0.8 million.

Non-cancelable purchase obligations:

As of December 31, 2008, we had contracted for capital expenditure on machinery and equipment of RMB 233.3 million.

Purchase commitments under agreements:

In order to better manage our unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, the company entered into a number of multi-year supply agreements from 2006 through 2008 in amounts that were expected to meet our anticipated production needs. As a condition to our receiving the raw materials under those agreements, and in line with industry practice, we were required to, and have made advances to suppliers for all, or a portion, of the total contract price to our suppliers, which are then offset against future purchases. As of December 31, 2008, JA Solar is obligated to make an additional RMB 1.5 billion of advances to certain suppliers over the next twelve months. Out of this total, RMB 176.7 million was paid in January 2009. We have completed re-negotiating certain of our supplier arrangements and are currently in the process of re-negotiating the remaining prepayment obligations with our suppliers.

Set out below are our fixed obligations under these multi-year contracts including “take or pay” arrangements.

“Take or Pay” Supply Agreements

The company’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the company for the full stated purchase price of polysilicon or silicon wafers the company is obligated to purchase each year, whether or not the company actually purchases the contractual volume.

Other Multi-Year Supply Agreements

In addition to the “take or pay” arrangements above, the company has  also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on relevant energy price index. The purchase price is stated in certain of these agreements for period less than six months  with price adjustment terms.

Impact of Amendments Subsequent to December 31, 2008

Subsequent to December 31, 2008, JA Solar has amended various multi-year supply agreements, including “take or pay” contracts, for deliveries from 2009 to 2016, with the following suppliers: GCL, M. SETEK, Zhejiang Yuhui Solar Energy Source Co., Ltd., Jiangsu Shunda Semiconductor Developing Co., Ltd., and Solar Silicon Valley Electronic Science and Technology Co., Ltd. The amendments reduce the company’s fixed obligations substantially by revising the contractual price, from fixed to market based variable price on a majority of the contracts, and in certain instances also the contractual quantity and delivery schedule and prepayment deduction schedule to more favorable terms. However, majority of the quantities that the company is required to purchase under the amended multi-year supply agreements, including “take or pay” supply agreements, remain the same. If we fail to meet our obligations under the amended agreements and are unable to further renegotiate the terms of our multi-year supply agreements, we may be forced to forfeit certain prepayment amounts and be subject to claims or other disputes which could materially and adversely affect our results of operations, and financial position.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain.”

Senior Notes: The Senior Notes bear interest at the rate of 4.5% per annum and will be due in May 2013.  The company bought back US$24.95 million par value of the Senior Notes after December 31, 2008 and up to the date of the issuance of this report.

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

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of the date of this annual report and the positions held by them. The business address for each of our directors and executive officers is No. 36, Jiang Chang San Road, Zhabei, Shanghai, People’s Republic of China.

Name	Age	Position
Baofang Jin	56	Chairman of the Board of Directors
Huaijin Yang	45	Chief Executive Officer and Director
Elmer M. Hsu	65	Chief Operating Officer and Director
Bingyan Ren	62	Director
Erying Jia	54	Director
Nai-Yu Pai	59	Independent Director
Honghua Xu	42	Independent Director
M. Anthea Chung	40	Chief Financial Officer
Daniel Lui	45	Chief Strategy Officer
Qingtang Jiang	45	Vice President of Operations and Acting Chief Technology Officers
Ming Yang	35	Vice President of Business Development and Corporate Communications
Raymond P. Wilson	49	Vice President of Sales and Marketing

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

Elmer M. Hsu, Ph.D. Chief Operating Officer and Director.   Dr. Hsu has been serving on our Board of Directors since September 2007 and was appointed as our chief operating officer in July 2008. Dr. Hsu worked at the Industrial Technology Research Institute, or ITRI, in Taiwan from 2000 to 2007, where he served as vice president of ITRI and general director of the RFID (or radio-frequency identification) and Security Technology Center. Prior to that, he worked at Hughes Electronics Company from 1981 to 2000, where he served at several positions, including executive director/vice president for product effectiveness, executive leadership council member, senior director for product assurance and total quality management, laboratory managers for process and industrial engineering, and department manager for process engineering. He served as a senior scientist at Lockheed Electronics Company in Texas from 1974 to 1980. Dr. Hsu received his Ph.D. degree and master’s degree in mathematics & statistics from University of Louisiana.

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

Ming-Wai Anthea Chung, Chief Financial Officer.   Ms. Chung has been our chief financial officer since January 2009. Ms. Chung has more than 16 years of financial management experience at public and private companies, including most recently the chief financial officer position at Solar Enertech Corp., a public company that manufactures solar cells and solar modules in Shanghai and Menlo Park, California.  There she had full responsibility for finance, investor relations and legal activities.  She was also vice president and corporate controller at RAE Systems in San Jose, California for three years prior to being chief financial officer at Solar Enertech Corp. Ms. Chung has also been a corporate controller at TLZ Inc. in Mountain View, California and began her career as an auditor at PricewaterhouseCoopers, where she rose from associate to audit manager in her eight years there.

 Ms. Chung earned her bachelor of science degree in accounting at Indiana University and is a certified public accountant.

Daniel Lui, Chief Strategy Officer.  Mr. Lui brings into JA Solar with over 18 years of professional and commercial accounting experience, 8 of which in mainland China, and carries the credentials of Chartered Accountant (British Columbia, Canada) and CPA-inactive (Washington, USA).  Prior to joining JA Solar, Mr. Lui was CFO of PacificNet Inc., PACT, a Nasdaq listed gaming technology provider.  Prior to joining PACT, Mr. Lui was Company Secretary and VP of Finance of Fiberxon Inc., Fiberxon, a communications subsystem startup incorporated in Delaware.  Prior to Fiberxon, Mr. Lui was CFO of China Motion NetCom Ltd., China Motion, a wholly owned subsidiary of China Motion Telecom International Limited, a telecom value added service provider in Hong Kong.  Prior to China Motion, Mr. Lui was Financial Advisory Services Manager of PricewaterhouseCoopers in Hong Kong and auditor with KPMG Calgary, Canada.  Mr. Lui received his Bachelors of Business Administration degree from University of Hawaii at Manoa and Masters of Business Administration from University of Alberta.

Qingtang Jiang, Ph.D., Vice President of Operations and Acting Chief Technology Officer. Dr. Jiang has been our Vice President of Operations, since September 2007. Dr. Jiang has over 15 years experience in operation management, new product and technology development, and academic research at national laboratories in the U.S. Prior to joining us, Dr. Jiang has served as vice president of technology and development at Huahong NEC Electronics Company since August 2005. From 2001 to 2005, Dr. Jiang worked at Semiconductor Manufacturing International Corporation, where he was a senior director in charge of operations for Fab 3 and Fab 1. Prior to his return to China, Dr. Jiang worked for several major semiconductor companies in the U.S. from 1994 to 2001, including Texas Instruments, National Semiconductor and Siliconix, in both technology development and manufacturing areas. Prior to 1994, Dr. Jiang worked in the academic field and served as a staff scientist at Superconducting Supercollider, a U.S. national laboratory. Dr. Jiang received his M.S. and Ph.D. degrees from Rutgers University in the U.S. in 1989 and 1992, respectively, and his B.S. degree from Beijing University in China in 1985. Following Dr. Ximing Dai’s resignation, Dr. Jiang became our acting chief technology officer.

Ming Yang, Vice President of Business Development and Corporate Communications.  Mr. Yang has been our Vice President of Business Development and Corporate Communications since January 2009.  He has more than six years of experience working as a Wall Street buyside and sellside analyst, specializing in renewable energy and semiconductor materials sectors.   Most recently, he was an analyst covering the renewable energy sector at Coatue Management, a US$ 2 billion hedge fund based in New York.  Before that, he was vice president at Piper Jaffray for four years, as senior China research analyst covering solar energy and semiconductor materials, based in Shanghai.  Mr. Yang earned his master of business administration degree from Cornell University and a bachelor’s degree in electrical engineering and computer science from the University of California at Berkeley.

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

Employment Agreements

We have entered into employment agreement with each of our executive officers. Under these agreements, we may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee a compensation equal to three months of his or her salary. An executive officer may terminate the employment at any time upon one to three months written notice.

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

Terms of Directors and Officers

The term of each director is three years. Our directors may be removed from office by resolutions of the shareholders. Under the employment agreement entered into by us and our executive officers, the initial term is three years except, Dr. Qingtang Jiang, and our vice president of sales and marketing, Mr. Raymond P. Wilson are employed with us at will.

B.        COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2008, we paid aggregate compensation of RMB 8.2 million (US$1.2 million) to our six executive positions. In addition, for the year end of December 31, 2008, we granted an aggregate 2,010,000 ordinary share options, net of shares forfeited, to our directors and executive officers, with exercise price of US$2.38 and expiration date on November 12, 2018. Other than ordinary share options granted under our 2006 stock incentive plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

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

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of share capital of the company. On August 21, 2006, April 3, 2007, September 17, 2007, we granted options to purchase 1,728,000, 2,400,000 and 4,410,000 ordinary shares to certain of our directors, employees and consultants, respectively. In November 2007 and during the year ended December 31, 2008, we granted 99,000 and 6,132,000 ordinary options to new employees, respectively. From January to June 15, 2009, we granted 1,013,000 ordinary options to new employees.

Our board has authorized a committee, currently consisting of Mr. Huaijin Yang, our chief executive officer and director and Dr. Elmer Hsu, our chief operating officer and director, to approve option grants under our 2006 stock incentive plan.

As of June 15, 2009, options to purchase 7,429,000 ordinary shares remained outstanding. During January to May, 2009, the 1,209,000 unvested options for employees and 20,000 unvested options for a consultant were forfeited.  During January to May 2009, there were 195,000 unvested options expired. Subsequently on June 15, 2009, 1,710,000 share options previously granted to three executive officers were surrendered and cancelled.

C.        BOARD PRACTICES

Board of Directors and Board Committees

Our Board of Directors currently consists of seven members, including two independent directors who satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. This home country practice of ours was established by our Board of Directors by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require the board to be comprised of a majority of independent directors.

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

Audit Committee. Our audit committee consists of Mr. Nai-Yu Pai and Mr. Honghua Xu and is chaired by Mr. Nai-Yu Pai. All of the members of the audit committee satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. We have been in the process of seeking a third member for our Audit Committee after Mr. Robert Jih-Chang Yang, a former member of our Board of Directors and Audit Committee that also satisfied the “independence” requirements described above, resigned in March 2009.  The third seat on our audit committee is currently vacant in reliance on Nasdaq Marketplace Rule 5615(a)(3), which permits a foreign private issuer like us to follow our home country practice in relation to the composition of its audit committee. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three member audit committee or to fill all three seats on the audit committee at this time.  The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Elmer M. Hsu and Mr. Huaijin Yang, and is chaired by Mr. Huaijin Yang. Messrs. Pai and Xu satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the Nasdaq Marketplace Rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Huaijin Yang, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Elmer M. Hsu and Mr. Huaijin Yang, and is chaired by Nai-Yu Pai. Messrs. Pai and Xu satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the Nasdaq Marketplace Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.        EMPLOYEES

As of December 31, 2006, 2007 and 2008, we had a total of 619, 1,465 and 4,213 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2008:

	Number of employees	Percentage of total
Manufacturing and engineering	3,650	86.64%
Quality assurance	137	3.25%
General and administration	177	4.20%
Purchasing and logistics	86	2.04%
Research and development	125	2.97%
Marketing and sales	17	0.40%
Others	21	0.50%
Total	4,213	100.00%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2008, 513 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. A number of our employees have overseas education and industry experience.

We are required by applicable PRC regulations to contribute amounts equal to 20.0-22.0%, 4.0-12.0%, 2.0%, 0.5-1.0% and 0.5-1.0%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.        SHARE OWNERSHIP

The following table shows the beneficial ownership of our ordinary shares by our directors and executive officers as of March 31, 2009:

Name	Shares(1)	Percent(2)
Baofang Jin(3)	43,507,868	25.90%
Huaijin Yang(4)	6,581,857	3.91%
Bingyan Ren(5)	2,084,027	1.24%
Erying Jia	-	-
Nai-Yu Pai	*	*
Elmer M. Hsu	*	*
Honghua Xu	*	*
Qingtang Jiang	*	*
Raymond P. Wilson	*	*
Daniel Lui	-	-
Anthea Chung	-	-
Ming Yang	-	-

All Directors and Executive Officers as a group	50,899,725	30.12%

*	Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

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

(2)
For each person included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned or being sold by such person by the sum of (i) 167,982,020, being the sum of the number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(3)
Including 43,507,868 ordinary shares held by Jinglong BVI, of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest. Mr. Jin disclaims the beneficial ownership of 29,167,675 ordinary shares beneficially owned by the other shareholders of Jinglong BVI.

(4)
Including 6,371,857 ordinary shares held by Improve Forever Investments Limited, which is ultimately owned by a trust of which Mr. Huaijin Yang is the primary beneficiary. Mr. Yang is the sole director of Improve Forever Investments Limited and exercises voting power with respect to all matters of JA Solar requiring shareholder approval. 600,000 shares owned by Mr. Huaijin Yang were pledged to Credit Suisse, who shall have the right to acquire beneficial ownership of such shares.

(5)	Including 2,084,027 ordinary shares held by Jinglong BVI, 4.79% of which is owned by Mr. Bingyan Ren.

As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2009, by each person known to us to own beneficially more than 5.0% of our ordinary shares.  As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders.

Name	Shares(1)	Percent(2)
Jinglong Group Co., Ltd.(3)	43,507,868	25.90%
Fidelity Management & Research Company	10,421,734	6.20%

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

(2)
For each person included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned or being sold by such person by the sum of (i) 167,982,020, being the sum of the number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(3)
Jinglong Group Co., Ltd., a British Virgin Islands Company, is owned by Mr. Baofang Jin (our Chairman, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of the date of this annual report, of the 167,982,020 issued and outstanding ordinary shares, 125,168,020 were held by 13 registered holders of American Depositary Receipts (or “ADR”) evidencing 125,168,020 ADSs, 12 of which holders of record are in the United States.

B.        RELATED PARTY TRANSACTIONS

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

We have entered into various transactions with Jinglong Group and other related parties. Please refer to the audited financial statements attached to this annual report for more details.

C.        INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                      FINANCIAL INFORMATION

A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See F-pages following Item 19.

Legal Proceedings

Class actions.

In December 2008, we learned that we were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York:  Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008). The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, our chief executive officer, and Mr. Daniel Lui, our former chief financial officer and current chief strategy officer, and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act.  On April 17, 2009, the court consolidated the two cases, appointed a lead plaintiff, and ordered the lead plaintiff to file a consolidated complaint. The lead plaintiff filed the consolidated complaint on June 1, 2009. We intend to file a motion to dismiss the consolidated complaint. Although we cannot predict the outcome of the litigation, we will defend ourselves vigorously in this litigation.

During this processes, we may incur significant legal expenses and allocate management time and attention to the legal actions.  Despite our expense and efforts, however, no assurance can be provided that we will be able to prevail against the plaintiffs in the class actions.

Lehman Entities insolvency proceedings.

In addition, we are currently taking legal action against Lehman Entities seeking the return of over 6.5 million shares of our ordinary shares previously loaned by us to LBIE in May 2008.  Also, we are making our reasonable efforts to preserve our rights in the Lehman Entities’ insolvency proceedings in relation to the Capped Call and the return of monies owed pursuant to the Lehman Note issued by Lehman BV.

During these processes, we may incur significant legal expenses and allocate management time and attention to the legal actions.  Despite our expense and efforts, however, no assurance can be provided that we will be able to recover any of the shares or be awarded any damages from the Lehman entities.

Dividend Distribution Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and to strengthen our business.

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

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by JA Hebei, our wholly owned subsidiary in the PRC, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, JA Hebei, as well as our other subsidiaries, is required to allocate at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of that entity’s registered capital, which totaled RMB 57,030 and 97,957 for JA Hebei in the year ended December 31, 2007 and 2008, respectively.  Our other subsidiaries have not set aside such reserves due to their loss positions. JA Hebei’s reserve funds are not distributable as cash dividends. In addition, at the discretion of its Board of Directors, JA Hebei may allocate a portion of its after-tax profits to its staff welfare and bonus funds. Further, if JA Hebei incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

B.        SIGNIFICANT CHANGES

None.

ITEM 9.                      THE OFFER AND LISTING

A.        OFFER AND LISTING DETAILS

From the initial listing of our ADSs on the Nasdaq Global Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs have ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to the date of this annual report, the closing prices of our ADSs have ranged from US$1.8 to US$25.75 per ADS.

The following table sets forth, for the periods indicated, the high and low closing prices of our ADSs on the NASDAQ Global Market.

		Closing Price Per ADS
		High	Low
		(US$)	(US$)

Before our 3-for-1 ADS Split on February 7, 2008
2007	February 8, 2007 through March 31, 2007	20.46	16.30
2007	April 1, 2007 through June 30, 2007	34.40	18.80
2007	July 1, 2007 through September 30, 2007	46.84	28.67
2007	October 1, 2007 through December 31, 2007	75.43	40.98

2008	January	75.07	50.83
2008	February (up to February 7, 2008)	56.20	46.45
2008	January 1, 2008 to February 7, 2008	75.07	46.45

After our 3-for-1 ADS Split on February 7, 2008

2008	February (from February 8)	20.34	14.29
2008	March	19.00	12.39
2008	February 8, 2008 to March 31, 2008	20.34	12.39
2008	April 1, 2008 through June 30, 2008	25.75	16.85
2008	July 1, 2008 through September 30, 2008	17.97	10.24
2008	October 1, 2008 through December 31, 2008	11.84	1.80
2008	November	6.37	1.80
2008	December	4.42	2.85
2009	January	5.09	2.31
2009	February	3.15	1.99
2009	March	3.93	1.90
2009	April	3.65	2.91
2009	May	4.52	3.11
2009	June (through June 24)	6.24	4.26

Source: Bloomberg

See also “Item 14 — Material Modifications to the Rights of the Security Holders and Use of Proceeds — A. Material Modifications to the Rights of Securities Holders” and “Notes to Consolidated Financial Statements – 20. Senior Convertible Notes.”

B.        PLAN OF DISTRIBUTION

Not applicable.

C.        MARKETS

Our ADSs, each representing one of our ordinary shares, par value US$0.0001 per share, have been listed on the NASDAQ Global Market under the symbol “JASO”, and commenced trading on February 8, 2007. Prior to that time, there was no public market for our ADSs or ordinary shares.

In May 2008, we closed an offering of the Senior Notes.

D.        SELLING SHAREHOLDERS

Not applicable.

E.        DILUTION

Not applicable.

F.        EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.                      ADDITIONAL INFORMATION

A.        SHARE CAPITAL

Not applicable.

B.        MEMORANDUM AND ARTICLES OF ASSOCIATION

The following are summaries of material terms and provisions of our second amended and restated memorandum and articles of association in the section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-140002), as amended, filed with the SEC on January 16, 2007, as well as the Companies Law insofar as they relate to the material terms of our ordinary shares.  As of February 7, 2008, the company’s ADS ratio changed from one to three (one ADS representing three ordinary shares) to one to one (one ADS representing one ordinary share).  This summary is not complete, and you should read the forms of our memorandum and articles of association. For additional information on our second amended and restated memorandum and articles of association, please visit our corporate website www.jasolar.com.

General

We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to our second amended and restated articles of association, an annual general meeting and any extraordinary general meeting will be called by not less than ten clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95.0% in nominal value of the ordinary shares giving that right.

No business other than the appointment of a chairman of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman of the meeting. If present, the chairman of our Board of Directors shall be the chairman presiding at any shareholders’ meetings.

Two of our members present in person or by proxy or corporate representative representing not less than one third in nominal value of our total issued voting shares shall be a quorum. A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or at least three shareholders present in person or by proxy holding at least 10.0% in par value of the shares giving a right to attend and vote at the meeting.

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. See “Item 10.  Additional Information—B. Memorandum and Articles of Association— Alteration of Capital.” A special resolution is required for matters such as a change of name. See “Item 10.  Additional Information—B. Memorandum and Articles of Association— Modification of Rights.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if we shall be wound up the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for that purpose, value any assets as the liquidator deems fair upon any asset and determine how the division shall be carried out as between our shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest any part of such assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no contributory shall be compelled to accept any shares or other property upon which there is a liability. If we shall be wound up, and the assets available for distribution among our shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if winding up the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association or to our name may only be made by special resolution of no less than two-thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•
without prejudice to powers granted to us regarding issuing of shares, divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by us in general meeting, as our directors may determine;

•
subdivide our shares or any of them into shares of smaller amount than that fixed by our memorandum of association and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as we have power to attach to unissued or new shares; and

•
cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve fund in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law and our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our Board of Directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Law.  Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our Board of Directors may from time to time pay to our shareholders such interim dividends as appear to our directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our Board of Directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our Board of Directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No dividend shall carry interest against us.

Whenever our Board of Directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the Board of Directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our Board of Directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. We may upon the recommendation of our Board of Directors by ordinary resolution resolve in respect of anyone particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by check or warrant sent through the post addressed to the registered address of our shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the Board of Directors and shall revert to us.

Our Board of Directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our Board of Directors.

Untraceable Shareholders

We are entitled to sell any shares of our shareholder who is untraceable, provided that:

•	all checks or warrants, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•
we have not during that time or before the expiry of the three-month period referred to in the last bullet under this section received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•
upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of its intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a Board of Directors which currently consists of seven members. Our articles of association provide that the Board of Directors shall consist of not less than two directors.

Our shareholders may by ordinary resolution at any time remove any director before the expiration of his period of office notwithstanding anything in our articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a casual vacancy, but so that the total number of directors (exclusive of alternate directors) must not at any time exceed the maximum number fixed in our articles of association.

There are no share ownership qualifications for directors.

Meetings of our Board of Directors may be convened at any time deemed necessary by any members of our Board of Directors.

A meeting of our Board of Directors will be competent to make lawful and binding decisions if any two members of our Board of Directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or arrangement with us in which he is directly or indirectly interested, provided, such director must declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make.

Questions arising at a meeting of our Board of Directors are required to be decided by simple majority votes of the members of our Board of Directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our Board of Directors may also pass resolutions without a meeting by unanimous written consent.

The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our articles of association, the directors shall also be entitled to be paid their traveling, hotel and other expenses reasonably incurred by them in, attending meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with the discharge of his duties as director.

Issuance of Additional Ordinary Shares or Preferred Shares

Our articles of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association authorizes our Board of Directors from time to time the issuance of one or more classes or series of ordinary or preferred shares and to determine the terms and rights of that class or series to the extent permitted by the Companies Law, including, amongst other things:

•	the designation of such class or series;

•	the number of shares of such class or series;

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue such class or series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. We have no immediate plans to issue any preferred shares.

Issuance of preferred shares may dilute the voting power of holders of ordinary shares. Subject to applicable regulatory requirements, our Board of Directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

The listing maintenance requirements of the Nasdaq Global Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.   For additional information, please visit our corporate website www.jasolar.com.

Differences in Corporate Law

The Companies Law distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Law applicable to us.

Duties of Directors

Under Cayman Islands law, at common law, members of a Board of Directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or Board of Directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

(i)           Schemes of arrangement

The Companies Law contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the scheme of arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

(ii)           Mergers and consolidations

Previously, the Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, pursuant to the Companies (Amendment) Law, 2009 that came into force on 11 May 2009, in addition to the existing schemes of arrangement provisions described above, a new, simpler and more cost-effective mechanism for mergers and consolidations between Cayman Islands companies and between Cayman companies and foreign companies is introduced.

The procedure to effect a merger or consolidation is as follows:

•	the directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”);

•
the Plan must be authorized by each constituent company by (a) a shareholder resolution by majority in number representing 75% in value of the shareholders voting together as one class; and (b) if the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.  A proposed merger between a Cayman parent company and its Cayman subsidiary or subsidiaries will not require authorization by shareholder resolution;

•
the consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation is required unless the court (upon the application of the constituent company that has issued the security) waives the requirement for consent;

•	the Plan must be signed by a director on behalf of each constituent company and filed with the Registrar of Companies together with the required supporting documents;

•
a certificate of merger or consolidation is issued by the Registrar of Companies which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation.  All rights and property of each of the constituent companies will then vest in the surviving or consolidated company which will also be liable for all debts, contracts, obligations and liabilities of each constituent company.  Similarly, any existing claims, proceedings or rulings of each constituent company will automatically be continued against the surviving or consolidated company; and

•
provision is made for a dissenting shareholder of a Cayman constituent company to be entitled to payment of the fair value of his shares upon dissenting to the merger or consolidation.  Where the parties cannot agree on the price to be paid to the dissenting shareholder, either party may file a petition to the court to determine fair value of the shares.  These rights are not available where an open market exists on a recognized stock exchange for the shares of the class held by the dissenting shareholder.

Shareholder Suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons.  In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Under Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder held the stock at the time of the transaction of which the stockholder complains, or the stocks of such stockholder was thereafter devolved upon him or her by operation of law. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Global Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons; and with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association. In comparison, under Delaware General Corporation Law special meetings may be called by the Board of Directors or any other person authorized to do so in the governing documents but shareholders may be precluded from calling special meetings.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

Issuance of Preferred Stock

The Companies Law allows shares to be, issued with preferred, deferred or other special rights, whether in regard to dividends, voting, return of share capital or otherwise. Our articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

Anti-takeover Provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals.

Registration Rights

Set forth below is a description of the registration rights we granted to our Series A preference shareholders pursuant to our Shareholders Agreement dated August 21, 2006.

Demand Registration Rights.    At any time after six months following the closing of this offering, but before the fifth anniversary of a qualified public offering, holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if we have already twice, within the 12 month period preceding the date of such demand, effected a registration under the Securities Act or in which the holders had an opportunity to participate through exercising their piggyback registration rights, other than a registration from which the registrable securities of the holders have been excluded.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than relating to the exercise of demand registration rights, pursuant to an F-3 registration statement, or relating to any employee benefit plan, corporate reorganization, exchange offer or offering of securities to our existing shareholders, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities.

Form F-3 Registration Rights.    When we are eligible for use of Form F-3, holders of a majority of all registrable securities then outstanding have the right to request that we file a registration statement on Form F-3. We may defer filing of a registration statement on Form F-3 for up to 120 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the Board of Directors that filing such a registration statement will be materially detrimental to us and our shareholders. We, however, are not obligated to effect a registration on Form F-3 if (i) Form F-3 is not available for such offering by the holders; (ii) if the holders, together with the holders of any other securities of the company entitled to inclusion in such registration, propose to sell registrable securities and such other securities (if any) at an aggregate price to the public of less than US$5 million; or (iii) we have twice, within the 12 month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of holders have been excluded (with respect to all or any portion of the registrable securities of the holders requested to be included in such registration).

Expenses of Registration.    We will pay all registration expenses incurred in connection with any registration. Each holder participating in a registration will bear such holder’s proportionate share of all selling expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the holders.

We will not pay any expenses of any registration proceeding begun pursuant to the exercise of demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, unless the holders of a majority of the registrable securities then outstanding agree that such registration constitutes the use by the holders of one demand registration. However, holders will not be required to pay any expenses and such registration will not constitute the use of a demand registration if at the time of such withdrawal, the holders have learned of a material adverse change in the condition, business or prospects of the company not known to the holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change.

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

Under the Exchange Rules, the Renminbi is only convertible to the extent of current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC SAFE or its local counterpart.

Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local counterpart.

E.        TAXATION

Cayman Islands Taxation

The following discussion of certain material Cayman Islands income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it relies on the service of Conyers Dill & Pearman, special Cayman Islands counsel to us.

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

The Cayman Islands is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from July 18, 2006, no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

People’s Republic of China Taxation

In accordance with the previous FEIT Law and the related implementation rules which have been repealed after 1 January 2008, FIEs established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. Our operating subsidiary, JA Hebei, was established as a FIE in the PRC and is thus subject to PRC enterprise income tax of 33%. The PRC government has provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the old FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities. Specifically, with respect to income generated by assets acquired by JA Hebei through capital injection made during the fiscal years 2005 and 2006, JA Hebei has received approval from the relevant tax authorities for a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010. With respect to income generated by assets newly acquired by JA Hebei through capital injection made during 2007, JA Hebei has received approval from the relevant tax authorities for a separate two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011, which, however, may be subject to PRC central government’s further policies, decisions or rulings.

In March 2007, the National People’s Congress of China enacted a new CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a 5-year transition period to FIEs, during which they are permitted to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. In December 2007, the State Council promulgated the Transition Period Implementation Rules.

In general, the CIT Law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period. However, the CIT Law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired through new capital injection made to a qualified entity after March 16, 2007, the date of enactment of the new CIT Law.

If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after March 16, 2007 does not qualify for a separate “two plus three” tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei could increase for 2008.  In addition, when our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

Our operating subsidiary, JA Yangzhou, was established as a FIE in the PRC and was thus subject to a PRC enterprise income tax of 33% until 2007 and changed to the uniform rate of 25% in 2008.  JA Yangzhou had cumulative losses as of December 31, 2008 and its tax holidays will be deemed to have commenced in 2008 and can be utilized until expiry pursuant to the new CIT Law if proper approval is obtained.

Our operating subsidiary, JA Zhabei, which is not a production-oriented enterprise, is subject to the uniform rate of 25% from 2008 onwards and not entitled to the tax holiday.

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

Under the CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” the dividends we pay with respect to our ordinary shares or ADSs would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.  It is unclear, however, whether the gain you may realize from the transfer of our ordinary shares or ADSs would be deemed as China sourced income and thus subject to PRC withholding tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries. If JA Solar is considered a PRC “resident enterprise,” the controlled foreign subsidiaries below JA Solar may be deemed as JA Solar’s Controlled Foreign Companies, whose income, under the new CIT Law, could be treated as distributed to JA Solar and thus subject to tax in PRC.

Material U.S. Federal Tax Considerations

The following is a summary of the material United States federal tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

Threshold PFIC Classification Matters. A non-United States corporation, such as the company, will be classified as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

Based upon an analysis of our anticipated income and assets in respect of the 2009 taxable year as reasonably approximated for purposes of applying the PFIC rules, we presently do not believe that we should be classified as a PFIC for the 2009 taxable year.  Whether we are classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values (including, among other items, the level of our cash, cash equivalents and short-term investments), and gross income (including whether such income is active versus passive income as specially determined under the PFIC rules) for such taxable year, which assets, and gross income are subject to change from year to year.  While we do not anticipate becoming a PFIC in the current or future taxable years, no assurance can be given because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules.  The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income.

Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. However, we do not believe that dividends that we pay our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rates. Because the ADSs are traded on the Nasdaq Global Market, they are considered readily tradable on an established securities market in the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “Item 10. Additional Information — E. Taxation — Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares may be taxed in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty, if we are eligible for such treaty. See “Item 10. Additional Information — E. Taxation — Peoples’ Republic of China Taxation.” Each U.S. investor is urged to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit. The deductibility of a capital loss may be subject to limitations.

PFIC Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis.

In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or ordinary shares and (ii) any “excess distribution” paid on ADSs or ordinary shares (generally, a distribution in excess of 125% of the average annual distributions paid by us during the shorter of the three preceding taxable years or the U.S. holder’s holding period for ADSs, or ordinary shares). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Each U.S. Holder is urged to consult its own tax advisor regarding the potential tax consequences to such holder if we are or become classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

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

I.     SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term bank borrowings and Senior Notes, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. All of our short-term bank borrowings and convertible notes accrue interest at fixed rates. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies.  In addition, we are exposed to the foreign exchange risks in relation to our repayment of the Senior Notes upon their maturity.  To the extent that we need to convert U.S. dollars we have received from our initial public offering and our follow-on offering into RMB for our operations, fluctuation in the exchange rate between the RMB and USD would affect the RMB amount we receive from the conversion. In this particular regard, for the year ended December 31, 2008, we incurred foreign exchange loss totaling RMB 127.4 million (US$18.7 million).

Fluctuations in currency exchange rates, particularly between USD and RMB, may continue to have a significant effect on our net profit margins and would result in foreign currency exchange gains and losses on our USD denominated assets and liabilities. Any appreciation of RMB against USD could result in a change to our statement of operations.  On the other hand, any depreciation of RMB to USD could reduce the RMB equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.  We intend to make hedging arrangements against our exposures to U.S. dollar and Euro as our business further expands into international markets.

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have made a provision of RMB 18.6 million for potential losses against these prepayments. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain — Limited competition among suppliers has required us in some instances to enter into long-term, firm commitment supply agreements, including prepayment provisions that could result in excess or insufficient inventory and financial loss placing us at a competitive disadvantage.”

In addition, as a result of the current global economic crisis, we are increasingly exposed to credit risk in relation to our bank deposits.  Since the fourth quarter of 2008, banks and other financial institutions, possibly including ones we engage in business with, have come under strain during the current global liquidity and credit crisis.  It is possible that these banks and other financial institutions may be unable to weather the current economic storm, resulting in a loss of our deposits which will have a material adverse effect on our financial condition, results of operations and liquidity. For example, in the fall of 2008, the Lehman Entities entered into insolvency proceedings in various countries.  As a result, we were unable to collect the amounts due on the Lehman Note even though the Lehman Note matured in October 2008. We have made a full impairment amounting to RMB 686,320,000 against the Lehman Note.

In line with its effects on banks, the current economic crisis has also affected our customers.  The negative impact of the current economy on our clients may affect their ability to pay us for our products and services that we have delivered and/or completed based on our extension of credit to our clients.  If our clients fail to pay us for our products and services, our financial condition, results of operations and liquidity may be adversely affected.

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

Upon the conversion of any of the Senior Notes into ADSs, there may be a dilutive effect caused by the conversion of the Senior Notes.  Although a Capped Call was entered into to mitigate these dilutive effects, the Capped Call is currently under dispute and may not be enforced.  Additional information on the potential dilutive effects of the conversion of the Senior Notes is incorporated into this annual report by reference to the Form F-3ASR initially filed with the SEC on May 12, 2008, the Prospectus Supplement for the Senior Notes initially filed with the SEC on May 15, 2008, the Prospectus Supplement for the 13,125,520 ADSs previously loaned by us to LBIE and Credit Suisse International in connection with the 2008  initially filed with the SEC on May 15, 2008, and the materials attached to the Form 6-K initially filed with the SEC on May 20, 2008.

As of the date of this annual report, of the 167,982,020 issued and outstanding ordinary shares, 125,168,020 were held by 13 registered holders of ADRs evidencing 125,168,020 ADSs, 12 of which holders of record are in the United States. The depositary of our ADSs is Bank of New York.

B.        USE OF PROCEEDS

In February 2007, we completed our initial public offering of 17,250,000 ADSs (including over-allotment option), representing 51,750,000 ordinary shares, at US$15 per ADS. The aggregate price of the offering amount (including over-allotment option) was US$258,750,000 and, after deducting the underwriting discount and others offering expenses totaling US$20,875,086, the net proceeds from the offering amounted to US$237,874,914. The effective date of our registration statement on Form F-1 (Registration No. 333-140002) was February 6, 2007. CIBC World Markets, Piper Jaffray, Needham & Company, LLC, and RBC Capital Markets were the underwriters for the initial public offering of our ADSs.

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

In October 2007, we completed our follow-on offering of 4,949,500 ADSs (including over-allotment option), representing 14,848,500 ordinary shares, at US$42 per ADS. The aggregate price of the offering amount (including over-allotment option) amounted to US$207,879,000 and, after deducting the underwriting discount and others offering expenses totaling US$9,527,332.5, the net proceeds from the offering were US$ 198,351,667.5. The effective date of our registration statement on Form F-1 (Registration No. 333-146210) was October 10, 2007.

The net proceeds from our follow-on public offering have been expended as follows:

•	approximately US$119.0 million as prepayments for raw materials from our various suppliers;

•	approximately US$10.0 million as capital expenditure for the construction of our Yangzhou manufacturing center and related solar cell manufacturing lines;

•	approximately US$26.0 million for investment; and

•	with the remaining amount expended for working capital and other general corporate purposes.

In May 2008, we closed public offerings of the Senior Notes.  In connection with the 2008 Offering, we entered into the Capped Call and loaned 13,125,520 ADSs to LBIE and Credit Suisse International pursuant to certain ADS lending agreements to help mitigate the possible dilutive effects of the conversion of the Senior Notes.  The net proceeds from the 2008 Offering were RMB 2,709.5 million (US$ 397.1 million). See also “Item 9. The Offer and Listing – A. Offer and Listing Details”.

The net proceeds from our 2008 Offering have been expended as follows:

•	US$100 million was used to purchase the Lehman Note;

•	US$32.40 million was used to purchase the Capped Call;

•	US$70.2 million for the purchase and construction of manufacturing equipment and facilities;

•	US$70.48 million for the purchase and prepayment of raw materials;

•	US$26.6 million for the repurchase of Senior Notes;

with the remaining amount to be expended for working capital and other general corporate purposes.

See also “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2008, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, the material weakness in internal control over financial reporting as of December 31, 2007 as previously identified and described in our 2007 annual report on Form 20-F has been remedied and our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2008.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and or our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2008, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with management’s assessment, as of December 31, 2008, the management has determined that the material weakness in internal control over financial reporting as of December 31, 2007 as previously identified and described in our 2007 annual report on Form 20-F has been remedied and our internal control over financial reporting and procedures were effective at a reasonable assurance level as of December 31, 2008.

The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on page F-1 in this annual report.

Remediation of Fiscal Year 2007 Material Weakness

We have previously disclosed in our Form 20-F for the year ended December 31, 2007 that we had identified the following material weakness in internal control over financial reporting:

•
We did not have a sufficient number of finance personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and in internal control over financial reporting commensurate with our reporting requirements.

A number of actions were taken by the company, including:

•	The company hired a chief financial officer with “Big Four” background and knowledge and experience in solar industry, U.S. GAAP and internal controls over financial reporting.

•	The company hired a financial director, treasury manager, and other financial and accounting personnel. These individuals have a mix of industry and “Big Four” experience including U.S. GAAP and internal control over financial reporting.

•	The company has increased the accounting, internal control, and SEC reporting acumen and accountability of its finance organization employees through training programs designed to enhance their competency with respect to U.S. GAAP and internal control over financial reporting.

•
The company has strengthened its monitoring control over financial reporting to include additional review by our chief financial officer and senior finance staff over the application of U.S. GAAP accounting knowledge, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures.

•	Subsequent to year end, the company hired a director of internal audit with 15 years of experience and expanded our internal audit department to consist of professionals from both the “Big Four” accounting firms and the solar industry.

As of December 31, 2008, we have concluded that the material weakness stated in Form 20-F for the year ended December 31, 2007 has been remediated.

Changes in Internal Control Over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above under “Remediation of Fiscal Year 2007 Material Weakness” includes descriptions of the material actual changes to the company’s internal control over financial reporting in the year ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Additionally, in the first quarter of fiscal 2009, we implemented a new enterprise resource planning (“ERP”) system, which resulted in a material update to our system of internal control over financial reporting. Issues encountered subsequent to implementation caused us to further revise our internal control process and procedures in order to correct and supplement our processing capabilities within the new system in that quarter. Throughout the ERP system stabilization period we will continue to improve and enhance our system of internal control over financial reporting.

ITEM 16.                      RESERVED

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Nai-Yu Pai qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Pai satisfies the “independence” requirements of the NASDAQ Marketplace Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act. For Mr. Pai’s biographical information, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management. – Directors and Executive Officers”.

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

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2006, 2007 and 2008:

	Audit Fees(1)	Audit-Related Fees(2)
2006	RMB 8.24 million	RMB 0.88 million
2007	RMB 11.4 million	RMB 3.98 million

2008	RMB 7.3 million	RMB 2.1 million
____________________

(1)	“Audit fees” means the aggregate fees billed by our principal auditor for professional services rendered for the audit of our financial statements.

(2)
“Audit-related fees” means the aggregate fees billed by our principal auditor for assurance and related services that are reasonably related to the performance of the audit of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of services relating to our initial and follow-on public offerings, convertible note offering, issuance of comfort letters and rendering of listing advice.

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

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November and December 2008, we conducted open market repurchases of our Senior Notes and we re-purchased $78.526 million aggregate principal amount of the Senior Notes for a total consideration of $26.6 million. In 2009, we further repurchased $24.95 million aggregate principal amount of the Senior Notes for a total consideration of approximately $15.0 million in open market repurchases. We may from time to time seek to make additional repurchases of our Senior Notes. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

Affiliated Purchaser Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1-31	-	-
February 1-29	-	-
March 1-31	-	-

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
April 1-30	-	-
May 1-31	-	-
June 1-30	-	-
July 1-31	-	-
August 1-31	-	-
September 1-30	-	-
October 1-31	-	-
November 1-30	6,614,725	2.76
December 1-31	-	-
Total	6,614,725	2.76

ITEM 16F.                      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                                CORPORATE GOVERNANCE

Nasdaq Marketplace Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of The NASDAQ Stock Market LLC, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations.  The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Marketplace Rules are summarized as follows:

•	We follow home country practice that permits our Board of Directors to have less than a majority of independent directors.

•
We follow home country practice that does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Marketplace Rules or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

•	We follow home country practice which does not require us to have a three member audit committee or to fill all three seats on the audit committee.

•
We follow home country practice which does not specifically require us to have one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                      FINANCIAL STATEMENTS

See F-pages following Item 19

ITEM 19.                      EXHIBITS

1.1**
Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

2.1**	Form of Indenture (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-3ASR, initially filed with the SEC on May 12, 2008.)

2.2**	Form of First Supplemental Indenture between The Bank of New York as trustee and JA Solar (incorporated by reference to Exhibit 4.1 on Form 6-K initially filed with the SEC on May 20, 2008).

4.1**
Long-Term Wafer Supplying and Prepayment Agreement between JingAo Solar Co., Ltd. and Jiangsu Shunda Semiconductor Develop Co., Ltd. dated as of August 1, 2007 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-146210), as amended, initially filed with the Security and Exchange Commission on September 20, 2007.)

4.2**
Polysilicon Supply Agreement between JingAo Solar Co., Ltd. and M.SETEK Co., Ltd. dated as of January 14, 2008 (incorporated by reference to Exhibit 4.12 from our Form 20-F, initially filed with the Security and Exchange Commission on May 9, 2008.)

4.3**
Silicon Wafer Supply Agreement between JingAo Solar Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated as of April 7, 2008 (incorporated by reference to Exhibit 4.14 from our Form 20-F, initially filed with the Security and Exchange Commission on May 9, 2008.)

4.4**
Supplemental Agreement for Silicon Wafer Supply Contract between Jiangsu Shunda Semiconductor Development Co., Ltd. and JA Solar Co., Ltd. dated April 29, 2008 (incorporated by reference to Exhibit 4.15 from our Form 20-F, initially filed with the Security and Exchange Commission on May 9, 2008.)

4.5**
Amendment of M.SETEK and JA Solar Contract between M.SETEK Co, Ltd. and JA Solar Holdings Co., Ltd., relating to the Long-term Wafer Supplying and Prepayment Agreement dated October 9, 2006 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-146210), as amended, initially filed with the Security and Exchange Commission on September 20, 2007) (incorporated by reference to Exhibit 4.16 from our Form 20-F, initially filed with the Security and Exchange Commission on May 9, 2008.)

4.6**
Silicon Wafer Supply Agreement between JingAo Solar Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co. Ltd dated as of December 13, 2007 (incorporated by reference to Exhibit 4.17 from our Form 20-F, initially filed with the Security and Exchange Commission on May 9, 2008.)

4.7*
The Polysilicon Supply Agreement between the JingAo Solar Co, Ltd. and M.SETEK Co., Ltd., dated May 14, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.8*
Supplemental Agreement I between Zhejiang Yuhui Solar Energy Source Co., Ltd and JingAo Solar Co., Ltd., relating to the Silicon Wafer Supply Agreement dated August 10, 2007 and the Silicon Wafer Supply Agreement dated December 13, 2007 (incorporated by reference to Exhibit 4.17 from our Form 20-F, initially filed with the Security and Exchange Commission on May 9, 2008) (collectively, the “Yuhui Contracts”), dated July 11, 2008 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.9*
Supplemental Agreement II of Yuhui Contracts between Zhejiang Yuhui Solar Energy Source Co., Ltd and JingAo Solar Co., Ltd., dated August 8, 2008 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.10*
Supplemental Agreement III of Yuhui Contracts between Zhejiang Yuhui Solar Energy Source Co., Ltd and JingAo Solar Co., Ltd., dated December 4, 2008 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.11*
Supplemental Agreement IV of Yuhui Contracts between Zhejiang Yuhui Solar Energy Source Co., Ltd and JingAo Solar Co., Ltd., dated January 23, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.12*
Supplemental Agreement V of Yuhui Contracts between Zhejiang Yuhui Solar Energy Source Co., Ltd and JingAo Solar Co., Ltd., dated March 31, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.13*
Supplemental Agreement VI of Yuhui Contracts between Zhejiang Yuhui Solar Energy Source Co., Ltd and JingAo Solar Co., Ltd., dated March 20, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.14*
The Polysilicon Supply Contract between JA Solar Technology Yangzhou Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., dated August 17, 2008 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.15*
Supplemental Agreement I of Exhibit 4.3 between JingAo Solar Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., dated August 17, 2008 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.16*
Supplemental Agreement II of Exhibit 4.3 and Exhibit 4.14 among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., JingAo Solar Co., Ltd. and JA Solar Technology Yangzhou Co., Ltd., dated April 28, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.17*
Supplemental Agreement III of Exhibit 4.3 and Exhibit 4.14 among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., JingAo Solar Co., Ltd. and JA Solar Technology Yangzhou Co., Ltd., dated June 18, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.18*	Price Memo between JA Solar Technology Yangzhou Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., dated March 6, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.19*	Purchasing Contract between Jinglong Group and JingAo Solar Co., Ltd. dated February 6, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.20*
The Repayment Agreement between JingAo Solar Co., Ltd. and Jiangsu Shunda Semiconductor Development Co., Ltd., dated May 9, 2009 (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

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

Date: June 25, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008  in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China
June 25, 2009

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2007	2008
			RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	3		735,975	1,542,784
Restricted cash	3		409,058	33,061
Short term investments	5		803,121	421,865
Accounts receivable from third party customers, net	4		28,820	332,042
Accounts receivable from related party customers, net	21	(b)	24,731	23,009
Inventories, net	6		157,334	591,989
Advances to related party suppliers, net	21	(b)	389,872	415,950
Advances to third party suppliers, net	7		898,723	264,497
Other current assets	8		42,315	191,081
Deferred tax assets	11		1,214	14,146
Total current assets			3,491,163	3,830,424
Property and equipment, net	9		532,012	1,369,807
Intangible asset, net	10		6,688	11,805
Deferred tax asset	11		4,355	14,400
Advances to suppliers, net	21	(b)	536,332	1,944,912
Prepayment for land use rights	12		-	44,399
Derivative asset-capped call options	14		-	4,485
Deferred issuance cost			-	58,952
Total assets			4,570,550	7,279,184
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank borrowings	13		200,000	490,000
Accounts payable to third parties			10,119	117,982
Tax payables			342	5,168
Advances from third party customers			70,286	65,051
Other payables to third parties	15		16,842	132,792
Payroll and welfare payable			6,364	14,199
Accrued expenses	16		15,280	22,766
Interest payable			-	13,458
Amounts due to related parties	21	(a)	113,890	9,407
Total current liabilities			433,123	870,823
Accrued warranty cost	17		929	5,185
Convertible notes	14		-	1,532,600

Embedded derivatives		-	115,676
Total liabilities		434,052	2,524,284

Commitments and Contingencies	22	-	-
Shareholders' equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 154,058,500 and 167,982,020shares issued and outstanding as of December 31, 2007 and December 31, 2008)	27	123	133
Additional paid-in capital		3,655,194	3,787,262
Statutory reserves	19	71,619	169,576
Retained earnings		417,203	798,312
Accumulated other comprehensive income		(7,641)	(383)
Total shareholders' equity		4,136,498	4,754,900
Total liabilities and shareholders' equity		4,570,550	7,279,184

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

Consolidated Statements of operations
(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2006	December 31, 2007	December 31, 2008
		RMB	RMB	RMB
Net revenues
Solar products		565,327	2,532,417	4,794,041
Solar products to related parties		131,131	62,206	508,010
Solar cells processing		-	99,077	156,259
Total revenues		696,458	2,693,700	5,458,310
Cost of revenues
Solar products		(524,163)	(2,066,560)	(4,414,189)
Solar cells processing		-	(26,232)	(52,086)
Total cost of revenues		(524,163)	(2,092,792)	(4,466,275)
Gross profit		172,295	600,908	992,035
Selling, general and administrative expenses		(39,656)	(150,319)	(271,494)
Research and development expenses		(1,358)	(4,200)	(28,509)
Total operating expenses		(41,014)	(154,519)	(300,003)
Income from operations		131,281	446,389	692,032
Impairment on available-for-sale securities	5	-	-	(686,320)
Change in fair value of derivatives	14/24	-	-	564,006
Convertible notes buyback gain	14	-	-	203,514
Interest expense		(5,055)	(6,595)	(160,542)
Interest income		824	62,580	42,648
Foreign exchange gain/(loss)		1,300	(112,800)	(127,356)
Investment loss	5	-	-	(28,594)
Other income		64	5,225	3,560
Income before income taxes		128,414	394,799	502,948
Income tax benefit/ (expense)	11	-	5,569	(23,882)
Net income		128,414	400,368	479,066
Preferred shares accretion		(1,603)	(515)	-
Preferred shares beneficial conversion charge		(34,732)	-	-
Allocation of net income to participating preferred shareholders		(5,683)	(1,648)	-

Net income available to ordinary shareholders		86,396	398,205	479,066

Net income/(loss) per share:
Basic	20	1.08	2.96	3.06
Diluted	20	1.08	2.93	(2.31)

Weighted average number of shares outstanding:
Basic	20	80,000,000	134,525,226	156,380,060
Diluted	20	80,166,178	136,721,772	168,785,243

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME/(LOSS)
(In thousands, except share and per share data)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings/ (accumulated deficit)	Accumulated Other comprehensive income	Total shareholders' equity	Total Comprehensive Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2005	80,000,000	66	59,633	-	(3,110)	-	56,589	(3,110)

Pro-rata capital contribution from ordinary shareholders	-	-	59,901	-	-	-	59,901	-
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	-	-	(119,508)	-	-	-	(119,508)	-
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	-	-	53,779	-	-	-	53,779	-
Share based compensation	-	-	18,179	-	-	-	18,179	-
Accretion of preferred shares	-	-	-	-	(1,603)	-	(1,603)	-
Beneficial conversion features of preferred shares	-	-	34,732	-	-	-	34,732	-
Amortization of beneficial conversion features of preferred shares	-	-	-	-	(34,732)	-	(34,732)	-

Statutory reserves	-	-	-	14,588	(14,588)	-	-	-
Net Income	-	-	-	-	128,414	-	128,414	128,414
Balance at December 31, 2006	80,000,000	66	106,716	14,588	74,381	-	195,751	128,414

Issuance of ordinary shares pursuant to initial public offerings	51,750,000	40	1,850,337	-	-	-	1,850,377	-
Accretion of preferred shares	-	-	-	-	(515)	-	(515)	-
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	6,520,000	5	109,900	-	-	-	109,905	-
Issuance of ordinary shares pursuant to follow on offerings	14,848,500	11	1,481,696	-	-	-	1,481,707	-
Shares based compensation	-	-	91,637	-	-	-	91,637	-
Exercise of stock options	940,000	1	14,908	-	-	-	14,909	-
Statutory reserves	-	-	-	57,031	(57,031)	-	-	-
Net Income	-	-	-	-	400,368	-	400,368	400,368
Other comprehensive income for available-for-sale securities	-	-	-	-	-	(7,641)	(7,641)	(7,641)
Balance at December 31, 2007	154,058,500	123	3,655,194	71,619	417,203	(7,641)	4,136,498	392,727

Shares based compensation	-	-	113,192	-	-	-	113,192	-
Exercise of stock options	798,000	1	18,876	-	-	-	18,877	---
Issuance of ordinary shares pursuant to ADS Lending Agreement (Note 14)	13,125,520	9		-	-	-	9	---
Statutory reserve	-	-	-	97,957	(97,957)	-	-	---
Net Income	-	-	-	-	479,066	-	479,066	479,066
Other comprehensive income for foreign currency translation adjustment	-	-	-	-	-	(383)	(383)	(383)
Other comprehensive loss for available-for-sale securities	-	-	-	-	-	7,641	7,641	7,641
Balance at December 31, 2008	167,982,020	133	3,787,262	169,576	798,312	(383)	4,754,900	486,324

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008

	RMB	RMB	RMB

Cash flows from operating activities:
Net income	128,414	400,368	479,066
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation expense	18,179	91,637	113,192
Depreciation and amortization	11,203	34,115	88,191
Allowance for doubtful accounts	-	-	24,708
Inventory provisions	-	-	77,980
Allowance for advance to third party suppliers	-	-	18,592
Amortization of deferred issuance cost and increase in accretion of convertible notes	-	-	88,389
Change in fair value of derivatives	-	-	(564,006)
Exchange (gain)/ loss	(1,627)	90,672	57,161
Investment loss from short term securities	-	-	39,043
Loss from disposal of fixed assets	-	-	362
Increase in deferred tax asset	-	(5,570)	(22,977)
Gain from convertible notes buyback	-	-	(203,514)
Impairment on available-for-sale securities	-	-	686,320
Changes in operating assets and liabilities:
Acquisition of trading security	-	-	(353,588)
Increase in inventories	(154,675)	(2,659)	(512,635)
(Increase)/decrease in accounts receivables from third party customers	(47,720)	18,900	(327,930)
(Increase)/decrease in accounts receivables from related party customers	-	(24,731)	1,722
Increase in advance to related party suppliers	(39,832)	(350,040)	(41,133)
Increase in advance to third party suppliers	(1,154)	(1,433,446)	(777,891)
Increase in prepayment for land use rights	-	-	(44,399)
Increase in other current assets	(6,674)	(41,371)	(148,766)
Increase in accounts payable	1,153	8,967	107,863
Increase/(decrease) in tax payable	3,640	(3,298)	4,826
Increase/(decrease) in other payables	(7)	5,194	(3,040)
Increase in payroll and welfare payable	2,563	3,688	7,834
Increase in accrued expenses	3,903	11,347	7,486
Increase in accrued warranty cost	-	929	4,256
Decrease in amounts due to related parties	(503)	(38)	(104,483)
Increase in interest payables	-	-	13,458

Increase/(decrease) in advance from third party customers	21,330	48,956	(5,235)
Net cash used in operating activities	(61,807)	(1,146,380)	(1,289,148)
Cash flows from investing activities:
Purchase of property and equipment	(107,511)	(421,233)	(806,058)
Cash received from disposal of property and equipment	-	-	46
Purchase of intangible assets	(108)	(616)	(6,462)
Acquisition of short term investments	-	(810,762)	(2,156,187)
(Increase)/decrease in restricted cash	-	(409,058)	375,997
Proceeds from sale of short term investments	-	-	2,173,241
Net cash used in investing activities	(107,619)	(1,641,669)	(419,423)
Cash flows from financing activities:
Pro-rata capital contribution from ordinary shareholders	59,900	-	-
Net proceeds from issuance of preferred shares	110,669	-	-
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	(119,508)	-	-
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	53,779	-	-
Proceeds from public offerings of shares	-	3,341,002	-
Net proceeds from convertible notes offerings	-	-	2,709,538
Proceeds from short-term bank borrowings	200,000	250,000	490,000
Payment of capped call up-front premiums	-	-	(226,087)
Repurchase of convertible notes	-	-	(182,019)
Repayment of short-term borrowings	(50,000)	(200,000)	(200,000)
Proceeds from exercise of stock options	-	128,583	18,876
Net cash provided by financing activities	254,840	3,519,585	2,610,308
Effect of exchange rate changes on cash and cash equivalents	(627)	(91,319)	(94,928)
Net increase in cash and cash equivalents	84,787	640,217	806,809
Cash and cash equivalents at the beginning of the period	10,971	95,758	735,975
Cash and cash equivalents at the end of the period	95,758	735,975	1,542,784
Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	6,307	10,207	59,669
Cash paid for income tax	-	-	41,696
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in other payables	2,438	8,129	127,120

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of JA Solar Holdings Co., Ltd. (the "Company"), and its subsidiaries, collectively referred to as the "Group".

JA Solar Holdings Co., Ltd. was incorporated in the Cayman Islands on July 6, 2006. In February 2007, the Company’s ADS became listed on the NASDAQ Global Market in the United States. The Group is primarily engaged in the development, production and marketing of high-performance photovoltaic ("PV") solar cells, which convert sunlight into electricity, in the PRC.

Substantially all of the Group's business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd. ("JA Hebei"), Shanghai JA Solar PV Technology Co., Ltd. ("JA Zhabei") and JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”), in which the Company indirectly holds a 100% interest. As further described below, in contemplation of its initial public offering, the Company, through its subsidiary, JA Development Co., Ltd. ("JA BVI"), acquired 100% of the voting interest in JA Hebei through a series of planned transactions that was completed on August 30, 2006.

In July 2006, the equity holders of JA Hebei transferred their shareholdings in JA Hebei to JA BVI and in return received shares in JA BVI in proportion to their shareholdings in JA Hebei. On August 30, 2006, pursuant to a share swap agreement, all the then existing shareholders of JA BVI exchanged their respective shares of JA BVI for equivalent classes of shares of the Company on a 1 for 8,000 basis resulting in 80 million shares issued in the aggregate. As a result, JA BVI and JA Hebei became wholly-owned subsidiaries of the Company, thereby completing the recapitalization. As part of the recapitalization, a net return of capital of RMB 65,729 to the equity holders of JA Hebei was completed to satisfy PRC legal requirements and, for accounting purposes, is recorded as a distribution to shareholders with a charge to additional paid-in-capital.

These transactions have been accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest because the recapitalization did not result in a change in control of JA Hebei's business since JA Hebei continued to be controlled and managed by Hebei Jinglong Industry and Commerce Group Co., Ltd.  Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

As of December 31, 2008, the Company's subsidiaries include the following entities:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
JingAo Solar Co., Ltd. ("JA Hebei")	May 18, 2005	PRC	100%
JA Development Co., Ltd. ("JA BVI")	July 6, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. ("JA Fengxian")	November 16, 2006	PRC	100%
JA Solar USA Inc. ("JA USA")	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd.("JA Zhabei")	June 22, 2007	PRC	100%
JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”)	November 19, 2007	PRC	100%
JA Solar Hong Kong Limited (“JA Hong Kong”)	December 10, 2007	Hong Kong	100%
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd (“JA Lianyungang”)	October 11, 2008	PRC	100%

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

2.	Summary of significant accounting policies

a)	Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Stated of America ("U.S. GAAP"). The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (collectively, the "Group" or the “Company”). All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The Group commenced its principal operations from April 2006 and prior to this date was in the development stage.

b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, the economic useful lives of property, plant and equipment and intangible assets, asset impairments, certain accrued liabilities including accruals for warranty costs, accounting for share-based compensation, fair value measurements, legal contingencies, and income taxes and related tax valuation allowance.

c)	Fair Value of Financial Instruments

On January1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), that were not deferred by Financial Accounting Standards Board (“FASB”) Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss. See Note 24, “Fair Value Measurements”, for further details.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

d)	Cash, cash equivalents and restricted cash

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents.  Restricted cash represents amounts held by banks, which are not available for the Company's use, as securities for issuance of letters of credit.

e)	Short term investments

The Company accounts for short-term investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in investment income. The Company does not have investments classified as held-to-maturity.

Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income (loss) in shareholders' equity. Realized gains or losses are charged to income during the period in which the gain or loss is realized. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders' equity except for an other-than-temporary impairment, which will be charged to income. The group's available-for-sale investments include:

•
HARP index investment The Company acquires these Hybrid Absolute Return Portfolio Index Investments for cash management purpose. The issuing bank has guaranteed the return of the principal if the Company held the investment for six months. In addition, the investment has a daily liquidity feature subject to a penalty. The realized gains or losses on the sale of HARP index investment are recorded in investment income.

•
Commodity related investment The Company acquires these Commodity index related investment for cash management purpose.  The issuing bank has guaranteed the return of the principal if the Company held the investment for three months. The realized gains or losses on the sale of commodity related investment are recorded in investment income.

•
Marketable debt securities These debt securities are held to generate short-term interest returns. The interest income and realized gains and losses on the sale of these securities are recorded in interest income.

•
Marketable equity securities when the investments are considered strategic in nature at the time of original classification. The Company acquires these equity investments for strategic objectives. The realized gains or losses on the sale or exchange of marketable equity securities are recorded in investment income.

•
Currency accrual bill The Company acquires these investments for cash management purpose. The investment does not have a fixed maturity date and rolls over every six months. The issuing bank has guaranteed the return of the principal if the Company held the investment for six months. In addition, the investment was puttable to the issuing bank, callable by the issuing bank and provided a daily liquidity feature.  If the investment is liquidated within 6 months before maturity, realized gains or losses are absorbed by the Company.  The realized gains or losses on the sale of currency accrual bill are recorded in investment income.

f)	Allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. Accounts receivable in the balance sheets are stated net of such provision, if any.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

g)	Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method.  Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.  Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions.  The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors.  The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results.  If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold.

The Group outsources the assembly of solar modules, whereby related or third party manufacturers assemble solar cells produced by the Group into modules according to the requirements of the Group’s customers.  Upon receipt of the assembled solar modules, the Group pays processing fee to the manufacturers and includes such fee in the production cost of the finished goods.

h)	Short-Term and Long-Term Advances to Suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group does not require collateral or other security against its advances to related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of our suppliers, we will provide for such losses on these advances. The Group classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date. Future balances are recorded in long-term advances to suppliers.

i)	Prepayment for land use rights

Land use rights are carried at cost less accumulated amortization and impairment losses.  Amortization is provided to write off the prepayment for land use rights on a straight-line basis over the respective periods of the rights.

j)	Property and equipment, net

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

k)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight line basis over the lease periods.

l)	Intangible asset, net

Intangible assets comprised of technical know-how contributed by one of the Group's shareholders upon formation of JA Hebei and purchased accounting and operational softwares.

Technical know-how is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years.

Purchased software with a finite useful life is being amortized on a straight line basis over its estimated useful life of five years.

m)	Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.  No impairment charge was recognized for any of the periods covered by these consolidated financial statements.

n)	Income taxes

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

o)	Revenue recognition

(i) Revenue recognition for solar cells and modules (hereafter "solar products")

The Group, generally, recognizes revenue from the sale of solar products at the time of shipment, at which point title and risk of loss transfer. The Group sells its solar products at agreed upon prices to its customers, which reflect prevailing market prices.

The Group's considerations for recognizing revenue are based on the following:

•
Persuasive evidence that an arrangement (sales contract) exists between a willing customer and the Group that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have a right of return. The Group does provide a warranty on its solar module products.

•
Generally shipping terms are FOB shipping point from the Group's premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership. Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.  Some

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

shipping terms are EXW, at which point the Group delivers goods at its own place of business and all other transportation costs and risks are assumed by the customer

•	The Group's price to the customer is fixed and determinable as specifically outlined in the sales contract.

•
For customers to whom credit terms are extended, the Group assesses a number of factors to determine whether collection from the customers is probable, including past transaction history with these customers and their credit-worthiness. All credit extended to customers is pre-approved by management. If the Group determines that collection is not reasonably assured, it defers the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

(ii) Revenue recognition for solar cells processing

The Group provides solar cell processing service to customers with their own wafer supplies. Under certain of these solar cell processing service arrangements, the Group purchases raw materials from a customer and agrees to sell a specified quantity of solar cells produced from such materials back to the same customer. The Group records revenue from these processing transactions on a net basis, recording revenue based on the amount received for solar cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as solar cell processing revenue and the production costs incurred related to providing the processing services are recorded as solar cell processing costs within cost of revenue.

p)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping (freight in) and handling costs for products sold, provision for inventories and capacity underutilization charges.

q)	Share based compensation

In accordance with SFAS 123(R), the Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award.

The Group recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.  In December 2007, the Securities & Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 110 ("SAB 110") relating to SFAS 123R, which was an amendment of the previously issued SAB 107. The Group has applied the provisions of SAB 110 in its adoption of SFAS 123R.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.  For the stock options granted in the year ended December 31, 2006, 2007 and 2008 the Group determined the forfeiture rate to be 0%.

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

r)	Research and development

Research and development costs are expensed when incurred.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

s)	Advertising expenses

Advertising expenses are charged to the consolidated statement of operations in the period incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements..

t)	Warranty cost

Solar modules produced by the Group are typically sold with either a two-year or five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Group therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Group accrues 1.0% of its net revenues as warranty costs at the time revenues are recognized and include that amount in its cost of revenues. Due to zero warranty claims to date, the Group accrues the estimated costs of warranties based primarily on an assessment of its competitors’ accrual history. Through its relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Group believes that accruing 1.0% of its net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Group in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that it believes to be reasonable under the circumstances. However, although the Group conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. The Group has not experienced any material warranty claims to date in connection with declines of the power generation capacity of its solar modules. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

u)	Start-up costs

In accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, the Group expensed all costs incurred in connection with start-up activities.

v)	Foreign currencies translation

The functional and reporting currency of the Company and the majority of its subsidiaries is Renminbi ("RMB"). Transactions denominated in other currencies are translated into RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchanges gains and losses are included in the Consolidated Statements of Operations as a separate line item after income from operations.

For our subsidiaries whose functional currency is not the RMB, the asset and liability accounts are translated into our reporting currency using exchange rates in effect at the balance sheet dates and income and expense items are translated using average exchange rates.

w)	Segment reporting

The Group has adopted SFAS No. 131, Disclosures about Segment of an Enterprise and Related Information, for its segment reporting. The Group operates and manages its business as a single segment.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

x)	Net income/ (loss) per share

In accordance with SFAS No. 128, "Computation of Earnings Per Share" ("SFAS No. 128") and EITF No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF No. 03-6"), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Group's Series A redeemable convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

y)	Comprehensive Income

The Group has adopted the provisions of SFAS No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. SFAS No. 130 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on available-for-sale marketable securities, except those resulting from investments by owners and distributions to owners.

z)	Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the Company’s Consolidated Financial Statements and the accompanying notes. Such reclassification had no effect on previously reported results of operations or retained earnings (deficit).

aa)	Recent accounting pronouncements

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 deferred the effective date of SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”) for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. With the exception of investments and foreign currency derivatives held, this deferral makes SFAS No. 157 effective for the Company beginning in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 on measurement of fair value of its nonfinancial assets, including goodwill, and nonfinancial liabilities.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS No. 161”), which expands the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 specifically requires entities to provide enhanced disclosures addressing the following: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe SFAS No. 161 will have a material effect on our financial statements and related disclosures.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

In April 2008, the FASB issued FSP SFAS No. 142-3 “Determination of Useful Life of Intangible Assets” (“FSP 142-3”), which amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not believe FSP 142-3 will have a material effect on our financial statements and related disclosures.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”), which identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company currently adheres to the hierarchy of U.S. GAAP as presented in SFAS No. 162 and the adoption of SFAS No. 162 during the fourth quarter of fiscal year 2008 did not have a material impact on its financial position, results of operations and disclosures.

In May 2008, the FASB issued FSP APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”), which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. FSP APB 14-1 significantly impacts the accounting for instruments commonly referred to as Instruments B, Instruments C and Instruments X from EITF Issue No. 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” (“EITF 90-19”), and any other convertible debt instruments that allow settlement in any combination of cash and shares at the issuer’s option. The new guidance requires the issuer to separately account for the liability and equity components of the instrument in a manner that reflects interest expense equal to the issuer’s non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years and interim periods beginning after December 15, 2008, and retrospective application will be required for all periods presented. The Company does not believe FSP APB 14-1will have a material effect on our financial statements and related disclosures.

In June 2008, the FASB issued FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”), which clarified that all outstanding unvested share-based payment awards that contain rights to nonforteitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company does not believe FSP EITF 03-6-1 will have a material effect on our financial statements and related disclosures.

In April 2009, the FASB issued FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company does not believe FSP FAS 115-2 and FAS 124-2 will have a material effect on our financial statements and related disclosures.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

3.	Cash, cash equivalents and restricted cash

Cash and cash equivalents consisted of the following:

	As of December 31,	As of December 31,
	2007(1)	2008
	RMB	RMB
Cash	705,971	1,470,961
Cash equivalents	30,004	71,823
Total cash and cash equivalents	735,975	1,542,784

Restricted Cash	409,058	33,061

(1) Revision to 2007:  The Company revised the 2007 cash and cash equivalent balance because of a contractual requirement to maintain a compensating balance on deposit with a bank to support letters of credit that were outstanding at December 31, 2007. Additionally, the Company revised the 2007 cashflow to include the restricted cash as an investing activity. As a result, net cash used in investing activities increased from RMB 1,232,611 to RMB 1,641,669.  Such revision had no effect on previously reported results of operations or retained earnings (deficit).

4.	Accounts Receivables

As of December 31, 2007 and 2008, the allowance for doubtful accounts recorded by the Group were nil and RMB 24,708 respectively.

5.	Short term investments

Trading securities

 During the year, the Company acquired an investment in a currency fund at a cost of RMB 343,140. The fair value of this investment at December 31, 2008 was RMB 353,588. The unrealized gain of RMB 10,448 on this investment was recorded in investment income.  The Group has liquidated this investment subsequent to December 31, 2008.

Available-for-sale securities

Available-for-sale securities consisted of the following:

As of December 31, 2007:

	Initial Cost	Unrealized gains	Unrealized losses	Estimated fair value
	RMB	RMB	RMB	RMB

Currency accrual bills	517,881	-	(10,255)	507,626
Municipal bonds	86,933	-	(1,286)	85,647
Corporate bonds	12,048	-	(178)	11,870
Equity investments	193,900	4,078	-	197,978
Total	810,762	4,078	(11,719)	803,121

As of December 31, 2008:

	Initial Cost	Unrealized gains	Unrealized losses	Impairment losses	Estimated fair value
	RMB	RMB	RMB	RMB	RMB

HARP index investment	68,649	-	(372)	-	68,277
Commodity related investment	686,320	-	-	(686,320)	-
Total	754,969	-	(372)	(686,320)	68,277

Estimated fair values were determined for each individual security in the investment portfolio. The changes in value of these investments are related to indexes. See Note 2 for the Group's policy on available-for sale securities. Realized gains on short-term investments were immaterial and RMB 1,316 for the year ended December 31, 2007 and 2008, respectively.  Realized losses on short-term investments were immaterial and RMB 40,358 for year ended December 31, 2007 and 2008, respectively.

All the securities have contractual maturities of less than one year. The Group has liquidated the HARP index investment subsequent to December 31, 2008.

The Company has approximately US$100,000 worth of USD 3-Month LCMNER Index-Linked Note (the "Note"), issued by Lehman Brothers Treasury Co. B.V. (“Lehman Treasury”) incorporated in the Netherlands, guaranteed by Lehman. Lehman Europe is the dealer of the Note. This note is linked to an index of Lehman Brothers Commodity Alpha Trading Strategies I Excess Return (LCMNER). The maturity date of the Note was October 9th, 2008, with 100% principal protection guranteed by Lehman Brothers Holdings Inc. The Note and the guarantee rank equally with all unsecured obligations of the issuer and guarantor.  On September 19, 2008 the Amsterdam District Court granted Lehman Treasury a provisional suspension of payments and subsequently declared Lehman Treasury bankrupt on October 8, 2008. The Note was not repaid by Lehman Treasury and the Company has made a full impairment amounted to RMB 686,320 against it.  The Company has filed a claim with the administrators of Lehman Treasury for recovery of the US$100,000 and is working with lawyers to monitor the status of the bankruptcy. Any portion of its investment that the Company is able to recover in the future will be recorded as Other Income.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

6.	Inventories

Inventories consisted of the following:

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Raw materials	51,490	221,817
Work-in-progress	27,024	16,749
Finished goods	78,820	353,423
Total	157,334	591,989

As of December 31, 2007 and 2008, the provision for inventories recorded by the Group in cost of revenue were nil and RMB 77,980 respectively.

7.	Advances to suppliers

In order to better manage our unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, the Company entered into a number of multi-year supply agreements from 2006 through 2008 in amounts that were expected to meet our anticipated production needs. As a condition to our receiving the raw materials under those agreements, and in line with industry practice, we were required to, and have made advances to suppliers for all, or a portion, of the total contract price to our suppliers, which are then offset against future purchases. Typically, our supply agreements are subject to price negotiations with our suppliers based on market prices. We have made advances to suppliers where we have committed to purchase minimum quantities under some of our supply agreements.

In the fourth quarter of 2008, the global solar power industry experienced a precipitous decline in demand. During the same period, the global supply of solar products exceeded the global demand due to excess production capacity and the global economic downturn. We expect we will need less raw materials and are currently in discussions with our various suppliers in connection with re-adjusting the price and terms of our existing supply agreements. Advances to suppliers to be offset against future purchases of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheet as at year end dates.

The Group does not require collateral or other security against its advances to related or third party suppliers. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. Also, the Group may not be able to recover all unutilized advances to suppliers if the Group does not purchase the minimum quantities or is unable to negotiate or renegotiate acceptable prepayment quantities, prices and delivery terms with these suppliers.

As of December 31, 2007 and 2008, outstanding prepayments made to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Supplier A (third party)	-	952,671
Supplier B (third party)	725,858	640,999
Supplier C (related party)	389,872	431,005
Supplier D (third party)	380,176	244,040

As of December 31, 2007 and 2008, the provision for potential losses against supplier advances recorded by the Group in selling, general and administrative expenses were nil and RMB 18,592 respectively.

8.	Other current assets

Other current assets consisted of the following:

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Input value-added tax recoverable	-	116,061
Value-added tax refund from export sales	40,848	61,471
Prepaid expenses	980	6,652
Others	487	6,897
	42,315	191,081

9.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Buildings	127,135	235,106
Furniture and fixtures	9,596	17,339
Motor vehicles	5,232	7,303
Machinery and equipment	274,669	928,709
Leasehold improvements	12,006	25,694
Total	428,638	1,214,151
Less: accumulated depreciation	(43,084)	(129,931)
Subtotal	385,554	1,084,220
Construction-in-progress	146,458	285,587
Property and equipment, net	532,012	1,369,807

As of December 31, 2008, the Group pledged its building with the net book value of RMB 128,482 to secure a short term bank loan of RMB 90,000.

For the years ended December 31, 2006, 2007 and 2008, total interest capitalized was RMB 1,532, RMB 3,735 and RMB 4,630, respectively.

Depreciation expense was RMB 10,070, RMB 32,962 and RMB 86,847 for the years ended December 31, 2006, 2007and 2008, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

10.	Intangibles assets, net

Upon the formation of JA Hebei, the Group's operating subsidiary in the PRC, certain shareholders agreed to contribute approximately RMB 50,700 for an 85% interest while the other shareholders agreed to contribute unpatented technical know-how for a 15% interest. The implied fair value of the technical know-how was RMB 9,000.

Intangible assets consisted of the following:

	Gross	Accumulated Amortization	Net
	RMB	RMB	RMB
As of December 31, 2007
Technical know-how	9,000	(3,000)	6,000
Purchased software	724	(36)	688
	9,724	(3,036)	6,688

As of December 31, 2008
Technical know-how	9,000	(4,125)	4,875
Purchased software	7,185	(255)	6,930
	16,185	(4,380)	11,805

Amortization expense was RMB 1,133, RMB 1,153 and RMB 1,344 for the years ended December 31, 2006, 2007 and 2008, respectively, and is recorded in manufacturing overhead and selling, general and administrative expenses.

Amortization expense of the existing technical know-how and purchased software for each of the next five years will be approximately RMB 1,729.

11.	Income taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

The Group’s operating subsidiaries, JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou, are wholly foreign-owned enterprises incorporated in the PRC and subject to PRC Foreign Enterprise Income Tax (“FEIT”) Law. Pursuant to FEIT Law, foreign-invested enterprise (“FIEs”) are subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income.  FIEs are also entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, if they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China.  Specifically, with respect to income generated by assets acquired by JA Hebei through capital injection made during the fiscal years 2005 and 2006, JA Hebei has received approval from the relevant tax authorities for a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010.  With respect to income generated by assets newly acquired by JA Hebei through capital injection made during 2007, JA Hebei has received approval from the relevant tax authorities for a separate two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011. No tax holiday was granted with respect to the income generated by assets newly acquired by JA Hebei through capital injection made during 2008.  JA Fengxian and JA Yangzhou all have cumulative losses as of December 31, 2008 and their tax holidays will be deemed to commence in 2008 and can be utilized until expiry pursuant to the new CIT law (refer to below).  JA Zhabei, which is not a production-oriented enterprise, and JA Lianyungang, which was established in 2008, are not entitled to the tax holiday.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

On March 16, 2007, the National People’s Congress of China enacted a new Corporate Income Tax (“CIT”) law, under which FIEs and domestic companies would be subject to CIT at a uniform rate of 25%. The new CIT law has become effective on January 1, 2008.  The grandfathering treatments for unutilized tax holiday are provided for certain qualified FIEs.  For those FIEs which have already commenced their qualified tax holidays before 2008, they can continue to enjoy the remaining unutilized tax holidays until expiry.  For those qualified old FIEs which have not commenced their tax holidays before 2008 due to cumulative losses, their tax holidays will be deemed to commence in 2008 and can be utilized until expiry. Currently, we do not believe the new CIT law will affect the preferential tax treatments (i.e. the unutilized tax holiday) enjoyed by us. The CIT law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired through new capital injection made to a qualified entity after March 16, 2007, the date of enactment of the new CIT law.  If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after March 16, 2007 does not qualify for a separate “two plus three” tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei for 2008 could increase.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1,2008 to its foreign investor(s) shall be subject to WHT. Since we intend to indefinitely reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT.  Unrecognized deferred tax liability related to undistributed earnings considered to be indefinitely invested was nil and RMB 69,561 as of December 31, 2007 and 2008, respectively.  No dividend was declared out of the cumulative retained earnings as of December 31, 2006, 2007 and 2008.

The tax (expense) benefit comprises:

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008
Current Tax	-	-	(46,859)
Deferred Tax	-	5,569	22,977
	-	5,569	(23,882)

Components of deferred tax assets consisted of the following:

	As of December 31,	As of December 31,
	2007	2008
Deferred tax assets:	RMB	RMB
Temporary differences:
Pre-operating expenses	2,462	5,508
Amortization of intangible assets	98	300
Accrued warranty cost	232	1,296
Accrued expenses	1,146	892
Net loss carried forward	406	3,997
Depreciation of property and equipment Inventory provision and idle capacity charges Impairment provision for doubtful debtors Impairment provision for prepayments	4,189 - - -	11,465 11,218 6,177 2,324
Capitalized interest	(836)	(1,214)
Deferred tax assets	7,697	41,963
Less: valuation allowance	(2,128)	(13,417)
Deferred tax assets-net	5,569	28,546

    Deferred tax assets are analyzed as:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Current	1,282	14,269
Non-Current	5,123	15,491
	6,405	29,760
Deferred tax liability are analyzed as:
Current	68	123
Non-Current	768	1,091
	836	1,214
	5,569	28,546

The Group has made some portion of valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including that the Group exited the development stage, its limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Reconciliation between the provision for income tax computed by applying the statutory FEIT and the Group's effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008
PRC enterprise income tax	33%	33%	25%
Effect of permanent differences:
Share based compensation	5%	6%	5.6%

Effect of tax holiday	(38)%	(39)%	(31.3)%
Effect of tax rate change	(1)%	(1.5)%	3.5%
Valuation allowance	1%	0.4%	1.9%
	-	(1.1)%	4.7%

The aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008
The aggregate dollar effect	51,705	193,055	209,844
Per share effect-basic	0.65	1.44	1.34
Per share effect-diluted	0.64	1.41	1.24

The Group adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), accounting for uncertainty in income taxes.  The Group has performed assessment on its tax positions related to FIN 48, and concluded that the adoption of FIN 48 did not have any material impact on the Group’s financial position as of December 31, 2008.

12.	Prepayment for land use rights

The prepayment for land use rights of the Group represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 50 years.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Cost	-	45,853
Less: accumulated amortization	-	(537)
Net book value	-	45,316

Current portion of prepayment for land use rights	-	917
(recorded in other current assets)
Non-current portion of prepayment for land use rights	-	44,399

13.	Bank borrowings

Lender	Date of Borrowing	Due Date	Principal Amount ( in RMB)	Interest rate	Interest Payment Periods

As of December 31, 2007
Bank of China	January 2007	January 2008	50,000	6.12%	Quarterly
Agriculture Bank of China	November 2007	November 2008	150,000	6.78%	Monthly

Total bank borrowings			200,000

As of December 31, 2008
Shanghai Rural commercial Bank	December 2008	December 2009	90,000	5.58%	Quarterly
Bank of China	December 2008	December 2009	150,000	5.58%	Quarterly
Agriculture Bank of China	December 2008	December 2009	100,000	5.31%	Monthly
Industrial and Commercial Bank of China	December 2008	June 2009	40,000	5.04%	Monthly
Industrial and Commercial Bank of China	December 2008	June 2009	35,000	4.86%	Monthly
Industrial and Commercial Bank of China	December 2008	December 2009	75,000	5.31%	Monthly

Total bank borrowings			490,000

The short-term bank borrowings outstanding as of December 31, 2007 and 2008 bore an average interest rate of 6.62% and 5.39% per annum, respectively. These loans are borrowed from various financial institutions. The borrowings have six to twelve months terms and expire at various times throughout the year. The unused lines of credit were RMB 300,000 as of December 31, 2008.  These facilities contain no specific renewal terms and require no collateral.

The short-term bank borrowings of RMB 150,000 as of December 31, 2007 were guaranteed by a letter of credit opened with Credit Suisse. In March 2008, the Group repaid the RMB 150,000 short-term loan obtained from Agricultural Bank of China in November 2007 which was guaranteed by a letter of credit opened with Credit Suisse. The total amount of letters of credit opened as of December 31, 2007 was USD 56,000. The Company has cancelled letters of credit in the amounts of USD 24,000 and USD 32,000 in March and April 2008, respectively.  For the period the letters of credit were legally outstanding, the Company was required to maintain compensating collateral balances at least equal in value on deposit with Credit Suisse.

The short-term bank borrowings outstanding as of December 31, 2007 and 2008 bore an average interest rate of 6.62% and 5.39% per annum, respectively. These loans are borrowed from various financial institutions. The borrowings have six to twelve months terms and expire at various times throughout the year. The unused lines of credit were RMB 300,000 as of December 31, 2008.  These facilities contain no specific renewal terms and require no collateral.  The short-term bank borrowings of RMB 150,000 as of December 31, 2007 were guaranteed by a letter of credit opened with Credit Swiss. The short-term bank borrowings of RMB 250,000 as of December 31, 2008 were guaranteed by Jinglong Group, who is the Group’s principal silicon wafer supplier and its shareholders are the majority shareholders of the Group. The short-term bank borrowings of RMB 90,000 as of December 31, 2008 were pledged by the building of the Group with the net book value of RMB 128,482.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Interest incurred for the year ended December 31, 2006, 2007 and 2008 amounted to RMB 6,587, RMB 10, 330 and RMB 3,082  respectively, of which RMB 1,532, RMB 3,735 and RMB 1,404 was capitalized in the cost of property and equipment.

14.	Senior Convertible Notes

On May 13, 2008, the Company entered into an underwriting agreement for the sale by the Company to the public of $350,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2013 (the “Senior Notes”). The Company granted to the underwriters a 30-day option to purchase up to an additional $50,000 aggregate principal amount of Senior Notes. On May 19, 2008, the Company completed its public offering of $400,000 aggregate principal amount of its Senior Notes which includes the underwriter’s exercise of their option. Net proceeds to the Company from the offering were approximately RMB 2,709,538. The Company’s financing costs associated with the Senior Notes are amortized through interest expense over the life of the Senior Notes from May 2008 to the first put date, or May 2013 using the effective interest rate method. The amount amortized to interest expense for the year ended December 31, 2008 was RMB 4,900.

The Senior Notes bear interest at the rate of 4.5% per year, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2008. The Senior Notes will mature on May 15, 2013 unless previously repurchased by the Company or converted in accordance with their terms prior to such date. The Senior Notes will not be redeemable at the Company’s option prior to the stated maturity date. If certain fundamental changes occur at any time prior to maturity, holders of the Senior Notes may require the Company to repurchase their Senior Notes in whole or in part for cash equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase.  The interest expense recognized for interest payable to the Senior Notes holders was RMB 75,381 for the year ended December 31, 2008.

Each $1,000 principal amount of the Senior Notes will initially be convertible into 32.8138 American Depository Shares, or ADSs, par value $.0001 per share at a conversion price of $30.475, subject to adjustment. The Senior Notes are convertible at maturity and upon certain other events, including when the trading price of the Company’s ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter.

The Company used the proceeds from the issuance of the convertible notes for the purchase and construction of manufacturing equipment and facilities, the purchase and prepayment of raw materials, working capital and other general corporate purposes.

The Company’s functional currency is different from the denomination of the Senior Notes and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Notes over the life of the Notes. The change in fair value of the Embedded Derivatives of RMB 785,608 was recorded in the Consolidated Statements of Operations for the year ended December 31, 2008.  The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 81,808 for the year ended December 31, 2008.

During the period of November 25 through December 16, 2008, the Company bought back US$78,526 (par value) of the Notes at prices ranging from 28.19% to 40.46%.  The gain from convertible notes buyback was RMB 203,514. As of December 31, 2008, the notional outstanding amount of the Senior Notes was RMB 2,197,146 (US$321,474). The estimated fair value of the Senior Notes as of December 31, 2008 was RMB 900,828 (US$131,804).

Capped Call

Concurrent with our issuance of the Senior Notes on May 12, 2008, we entered into capped call option transactions with two financial institutions (the “counterparties”) that are affiliates of two of the underwriters of the Senior Notes. The capped call transactions was designed to reduce the dilution that would otherwise occur as a result of new common stock issuances upon conversion of the Senior Notes, and effectively increase the conversion price of the Senior Notes for the Company to $37.375 per ADS from the actual conversion price to the Senior Notes holders of $30.475 per ADS. The total premium paid by the Company for the capped call transactions was RMB 226,087.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company accounted for the capped call transactions as freestanding derivative assets in the Consolidated Balance Sheet. The derivative is marked to market each reporting period utilizing the Black-Scholes option pricing model.

On September 15, 2008 and October 3, 2008, respectively, one of the underwriters and its affiliate filed for protection under Chapter 11 of the federal Bankruptcy Code, an event of default under the agreement. As a result of the default, the counterparty is not expected to perform its obligations if such obligations were to be triggered. The Company has written down the fair value of the derivative in relation to this counterparty to nil given the counterparty is in bankruptcy and lacks the ability and intent to settle the contract as of period end. The fair value of the derivative asset purchased from the other counterparty was RMB 4,485 as of December 31, 2008. The loss recorded in the income statement for the change in fair value of this derivative was RMB 221,602 for the year ended December 31, 2008.

ADS Lending Agreement

Concurrent with the offering and sale of the Senior Notes on May 12, 2008, the Company entered into a share lending agreement (the “ADS Lending Agreement”) with certain financial institutions (the “ADS Borrower (s)”), pursuant to which the Company loaned 13,125,520 shares of its common stock (the “Borrowed Shares”) to the ADS Borrowers. The ADS Borrowers will receive all of the proceeds from the sale of the borrowed ADSs. We will not receive any proceeds from the sale of the borrowed ADSs pursuant to the ADS Lending Agreement, but we will receive from the ADS Borrowers a nominal lending fee of $0.0001 per ADS for each ADS that we loan pursuant to the ADS Lending Agreements.  The nominal lending fee is reported as increases to additional paid in capital. These borrowed shares must be returned to us no later than May 15, 2013, or sooner if certain conditions are met.

These shares were considered issued and outstanding for corporate law purposes at the time they were loaned; however, at the time of the loan they were not considered outstanding for the purpose of computing and reporting earnings per share because these shares were to be returned to the Company no later than May 15, 2013, the maturity date of the Senior Notes. On September 15, 2008, one of the ADS borrowers, who loaned 6,562,760 shares of our common stock, filed for protection under Chapter 11 of the federal Bankruptcy Code and was placed into administration proceeding in the United Kingdom.

As a result of the bankruptcy filing and the administration proceeding, the ADS Lending Agreement automatically terminated and the ADS Borrower was contractually required to return the shares to the Company. The Company has since demanded the immediate return of all outstanding borrowed shares, however, the shares have not yet been returned. Also under the agreement, the ADS borrower was suppose to transfer collateral to an affiliate equal to the fair value of the shares loaned after it received a credit downgrade on September 15, 2008. Such collateral was to be held in a collateral account for the Company. No collateral transfer was made and the Company is not aware of any collateral account existing.  While the Company believes it is exercising all of its legal remedies, it has included these shares in its per share calculation on a weighted average basis due to the uncertainty regarding the recovery of the borrowed shares.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

15.	Other payables to third parties

Other payables consisted of the following:

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Purchases of property and equipment	8,129	127,086
Professional service fees	7,851	1,599
Miscellaneous tax payables	507	1,485
Others	355	2,624
Total other payables	16,842	132,794

16.	Accrued expenses

Accrued expenses consisted of the following:

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Outsource production fee	7,869	4,824
Professional service fees	6,335	13,286
Interest expenses	404	688
Traveling expenses	264	164
Rental	118	673
Others	290	3,131
Total accrued expenses	15,280	22,766

17.	Accrued warranty cost

The movement of Group's accrued warranty costs for solar module is summarized below:

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Beginning balance	-	929
Warranty provision	929	4,256
Warranty cost incurred	-	-
Ending balance	929	5,185

18.	Share-based compensation

As of December 31, 2008, the Company had one share-based compensation plan, which is described below.

On August 18, 2006, the shareholders of the Company approved the 2006 Stock Incentive Plan (the "Plan"), which permits the grant of share options and shares to its eligible recipients for up to 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the Company issued following the effective date of the Plan. The Group believes that such awards better align the interests of its employees with those of its shareholders.

a)	Options

During the year ended December 31, 2008, the Company granted 6,112,000 ordinary share options to certain of its directors and employees 20,000 ordinary share options to a consultant.  The exercise price of these options varies from $2.38 to $21.31 per option.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

All the batches of options granted in year 2008 were granted with the exercise price equal to the market price of the equity stock at the date of grant and have 10-year contractual terms. The Company has various vesting schedules but generally in the range of 2 to 4 years.

Effective January 1, 2006, the Company adopted the fair value recognition provision of SFAS 123R. SFAS 123R requires that compensation cost relating to share-based payment transactions be recognized in the Group's statement of operations over the service period (generally the vesting period). That cost is measured based upon the fair value of the option issued as calculated under the Black Scholes option pricing model. The Group's share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in correlation with the vesting percentages. Options granted to non-employees of the Group are remeasured each period end in accordance with EITF No. 96-18.

As a result of the adoption of SFAS 123(R) and EITF No. 96-18, the Group recognized a pre-tax charge of RMB 18,179, RMB 62,828 and RMB 93,432 (included in selling, general, and administrative expenses and manufacturing overhead, of which nil, RMB 2,850 and RMB 4,694 was capitalized in the cost of inventory as of December 31, 2006, 2007 and 2008, respectively), for the year ended December 31, 2006, 2007 and 2008 associated with the expensing of stock options, respectively.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006, 2007 and 2008 were US$1.662, US$5.955 and US$5.149, respectively. The compensation that has been charged against income for the plan, net of the amounts reversed for options forgeited, was RMB 18,179, RMB 59,978 and RMB 88,738 for the year ended December 31, 2006, 2007 and 2008, respectively. The amounts reserved associated with options forfeited were nil, 4,799 and 59,586 for the year ended December 31, 2006, 2007 and 2008 respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

As of December 31, 2006, 2007 and 2008, there was RMB 5,488, RMB 240,543 and RMB 447,602 of total unrecognized compensation cost related to nonvested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 15 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of ordinary shares granted prior to IPO was determined retrospectively to the time at grant and at each reporting date.  The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees and non-employees during the year ended December 31, 2006, 2007 and 2008 respectively:

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008
Average risk-free rate	4.77-4.91%	4.06-4.58%	1.99-3.82%
Weighted average expected option life	4.34-5.2 years	6.25 years	5.75-6.33 years
Volatility rate	55-65%	55%	55-75%
Dividend	-	-	-

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)
The Company ultilizes the simplified method under the provision of Staff Accounting Bulletin No. 110, which is an amendment of SAB 107 for estimating expected term. The expected life of stock options granted under the Plan is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(4)
Because of the limited stock price history, the Company does not believe that historical volatility would be representative of the expected volatility for its equity awards. Accordingly, the Company has chosen to use the historical volatility and implied volatility of a basket of comparable publicly-traded companies for a period equal to the expected term preceding the grant date.

The following table summarizes information with respect to share options outstanding on December 31, 2008:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life	Intrinsic Value (US$, in thousands)
Outstanding at January 1, 2006	-	-	-	-
Granted	1,728,000	2.147	-	-
Outstanding at December 31, 2006	1,728,000	2.147	-	-
Granted	6,909,000	10.37	-	-
Forfeited	(172,000)	3.59	-	-
Exercised	(940,000)	2.147	-	-
Outstanding at December 31, 2007	7,525,000	9.67	9.48	102,351
Granted	6,132,000	8.18	-	-
Forfeited	(3,309,000)	11.22	-	-
Exercised	(798,000)	3.39	-	-
Outstanding at December 31, 2008	9,550,000	8.7	9.26	(41,378)
Exercisable at December 31, 2008	877,750	9.33	8.43	(4,351)

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007, and 2008, was nil, $15,406 and $7,948 respectively.

b)	Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

On September 10, 2007, the Company granted 450,000 restricted share units to a certain employee, which was vested in 6 months.  On September 17, 2007, the Company granted 60,000 restricted share units to certain employees, of which half will vest in a year and the remaining half will vest in two years.

Upon vesting, the shares will not be issued by the Company.  Instead, the shares will be issued by Improve Forever Investments Limited, a shareholder and a company controlled by Mr. Huaijin Yang, our chief executive officer.

No restricted share units were granted for the year ended December 31, 2008. The following table summarizes information with respect to RSUs outstanding on December 31, 2008:

	Shares	Weighted Average Grant Date Fair Value (US$)
Outstanding at December 31, 2006	-	-
Granted	510,000	13.28
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2007	510,000	13.28
Granted	-	-
Vested	495,000	13.31
Forfeited	-	-
Nonvested at December 31, 2008	15,000	12.41

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

For RSUs, the Company recognized a pre-tax charge of nil, RMB 28,809 and RMB 19,760 (included in selling, general, and administrative expenses) for the years ended December 31, 2006, 2007 and 2008, respectively. Unrecognized compensation expense related to the RSUs for the years ended December 31, 2006, 2007 and 2008 were nil, RMB 21,206 and RMB 905.  The cost is expected to be recognized over a remaining period of 9 months.  The fair value of shares vested during the year ended December 31, 2006, 2007 and 2008 was nil, nil and RMB 43,057, respectively.

19.	Mainland China contribution plan and profit appropriation

a)	China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees' salaries. The total contribution for such employee benefits was RMB 1,310, RMB 5,849 and RMB 16,203 for the year ended December, 2006, 2007 and 2008, respectively.

b)	Statutory reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries in the PRC should make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The subsidiaries in the PRC are required to transfer at least 10% of their profit after taxation (as determined under accounting principles generally accepted in the PRC at each year-end)  to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the PRC subsidiaries' discretion.  These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends.

JA Hebei made RMB 14,588, RMB 57,031 and RMB 97,957 for the general Statutory Reserves in the year ended December 31, 2006, 2007 and 2008, respectively.

c)	Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd (Note 1)	RMB 1,000,000
Shanghai JA Solar Technology Co., Ltd	US$ 7,400
Shanghai JA Solar PV Technology Co., Ltd	US$ 20,000
JA Solar Technology Yangzhou Co., Ltd	US$ 132,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd	US$ 20,000

20.	Net income/ (loss) per share

Basic and diluted net income/(loss) per share for the year ended December 31, 2006,2007 and 2008 are calculated as follows:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	December 31, 2006	December 31, 2007	December 31, 2008
Numerator：

Net income	128,414	400,368	479,066
Preferred shares accretion	(1,603)	(515)	-
Preferred shares beneficial conversion charge	(34,732)	-	-
Allocation of net income to participating preference shareholders	(5,683)	(1,648)	-
Numerator for basic earnings per share	86,396	398,205	479,066
Dilutive effect of:
Series A preferred shares**	-	-	-
Change in fair value of embedded derivatives underlying convertible notes	-	-	(785,608)
Gain on buyback of convertible notes	-	-	(203,514)
Foreign exchange gain on convertible notes	-	-	(39,115)
Accretion of non-cash interest charge on convertible notes	-	-	81,808
Amortization of deferred issuance cost in relation to convertible notes	-	-	4,900
Interest expense of convertible notes	-	-	72,137
Numerator for diluted earnings (loss) per share	86,396	398,205	(390,326)

Denominator:
Denominator for basic earnings per share - weighted average ordinary shares outstanding*	80,000,000	134,525,226	156,380,060
Dilutive effect of Series A preferred shares**	-	-	-
Dilutive effect of share options	166,178	2,196,546	1,347,053
Dilutive effect of convertible notes	-	-	11,058,130
Denominator for diluted earnings per share	80,166,178	136,721,772	168,785,243

Basic earnings per share	1.08	2.96	3.06
Diluted earnings (loss) per share	1.08	2.93	(2.31)

Net income for the period has been allocated to the common share and preference share based on their respective rights to share in dividends.

* 6,562,760 shares loaned pursuant to the ADS Lending Agreement that were to be returned to us have been included in the per share calculation on a weighted average basis due to the uncertainty regarding the recovery of the borrowed shares (see Note 14).
** These potentially dilutive securities were not include in the calculation of dilutive earnings per share because of there anti-dilutive effect.

21.	Related party transactions

a)	Amounts due to related parties consisted of the following:

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Payables to optionees	112,397	-
Payables to Ningjin Sun New Energy Co., Ltd.	-	6,000
Others	1,493	3,407
Total amounts due to related parties	113,890	9,407

b)	Amounts due from related parties consisted of the following:

	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB
Receivables from Ningjin Sun New Energy Co., Ltd.	24,731	23,009
Advances to the Jinglong Group-short term	389,872	415,950
Advances to the Jinglong Group-long term	-	15,055
Total amounts due from related parties	414,603	454,014

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

c)	Transactions with the Jinglong Group

Supply

The Jinglong Group is the Group's principal silicon wafer supplier and its shareholders are the majority shareholders of the Group.

On July 1, 2006, the Group entered into a long-term silicon wafer supply contract with the Jinglong Group, which provides for the following:

•
A right to purchase silicon wafers from the Jinglong Group on a long-term basis and the Jinglong Group will take all necessary actions to meet the Group's silicon wafer requirements, including securing sufficient raw materials for wafer production. The Group, however, is not committed to any minimum purchase requirements;

•
Silicon wafers purchased from the Jinglong Group shall be at the market price that the Group may obtain from third-party suppliers for similar products, with a reasonable commercial discount based on the Group's long-term demand and the payment arrangement;

•	At the Group's request, the Jinglong Group shall use its best efforts in securing additional procurement of silicon wafers, including outsourcing the production to other silicon wafer producers;

•	The Group is required to provide the Jinglong Group a monthly deposit equal to 30% of the next month's forecasted purchases of the Group; and

•	The contract will be effective until December 31, 2010 and will be automatically renewed for three additional years upon expiration.

In August 2007, the Group revised the monthly prepayment terms under the existing contract with Jinglong Group and made a prepayment of RMB 300,000 to Jinglong Group in August 2007 for wafers to be delivered after January 1, 2008. Jinglong Group will credit from future invoices a portion of the price of each wafer purchased against the prepayment for the wafers deliver to us after January 1, 2008.

 On September 24, 2008, the Group entered into a long-term silicon wafer supply contract with the Solar Silicon Valley Electronic Science and Technology Co., Ltd (“Silicon Valley”), a wholly owned subsidiary of the Jinglong Group.  Pursuant to the contract, the Group made a prepayment of RMB 200,000 to Silicon Valley in September 2008 for wafers to be delivered in 2009. Silicon Valley will credit from future invoices a portion of the price of each wafer purchased against the prepayment for the wafers deliver to us in 2009.

Also in February 2009, the Group revised the terms under the original July 2006 contract with Jinglong Group and agreed a delivery schedule for wafers to be purchased in 2009.  The unutilized prepayment from the RMB 300,000 prepayment previously made in August 2007 would be treated as prepayment for 2009 wafer purchases. Jinglong Group will credit from future invoices a portion of the price of each wafer purchased against the prepayment for wafers delivered in 2009.

Also in February 2009, the Group revised the terms under the original September 2008 contract with Silicon Valley and agreed a delivery schedule for wafers to be purchased in 2009.  The unutilized prepayment from the RMB 200,000 prepayment previously made in September 2008 would be treated as prepayment for 2009 wafer purchases. Silicon Valley will credit from future invoices a portion of the price of each wafer purchased against the prepayment for wafers delivered in 2009.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The Group reviewed the contracts under FAS 133 and FIN 46 and determined that it doesn't contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity.

The Group purchased RMB 600,061, RMB 1,208,890 and RMB 1,448,150 of silicon wafers from the Jinglong Group for the year ended December 31, 2006, 2007 and 2008 respectively. Outstanding supplier advances to the Jinglong Group for purchases of silicon wafers amounted to RMB 35,632, RMB 389,872 and RMB 431,005 as of December 31, 2006, 2007 and 2008, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

Sales

The Group sold solar cells and provided solar cells processing services to the Jinglong Group amounted to RMB 9,305, RMB 3,682 and RMB 5,168 for the year ended December 31, 2006, 2007 and 2008 respectively.

Outsourcing service

The Group outsourced wafer processing services to Jinglong and Silicon Valley, where they helped the Group to turn polysilicon into wafers.  The outsourcing service fee was nil, nil and RMB3,198 for Jinglong , nil, nil and RMB5,412 for Silicon Valley for the year ended December 31, 2006, 2007 and 2008 respectively.

Management fees and leasing

In January 2008, the Group renewed an agreement with the Jinglong Group to pay management fees of RMB 20 per month for facilities maintenance and security services provided by the Jinglong Group. The term of this agreement is from January 2008 to December 2008.  Outstanding accrual for the management fees was RMB 20, 40, and 40 as of December 31, 2006, 2007 and 2008, and was recorded in amounts due to related parties in the consolidated balance sheet. The Group leases properties from Jinglong Group and a related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Jinglong Group in the amounts of RMB 1,374. RMB 2,531 and RMB 8,754 for the year ended December 31, 2006, 2007 and 2008 respectively.

d)	Transactions with other related parties

The Group sold solar cells to a related company. Its chairman is also the chairman of the Group. The Group sold solar cells to the related company amounted to RMB 43,494, RMB 58,523 and RMB 506,498 for the year ended December 31, 2006, 2007 and 2008, respectively.

The Group provided solar cell processing service to a related company. Its chairman is also the chairman of the Group. The solar cell processing service fee amounted to nil, RMB 304 and RMB 9,521 for the year ended December 31, 2006, 2007 and 2008 respectively.

The Group outsourced wafer processing services to two related companies where they helped the Group to turn polysilicon into wafers.  The chairman of the two companies are also the chairman of the Group.   The outsourcing service fee was nil, nil and RMB80,314 for the year ended December 31, 2006, 2007 and 2008 respectively

The Group outsourced module processing service to a related company. Its chairman is also the chairman of the Group. The module processing service fee amounted to nil, nil and RMB 28,952 for the year ended December 31, 2006, 2007 and 2008 respectively.

The Group purchased nil, nil and RMB 60,851 of silicon wafers from two related companies for the year ended December 31, 2006, 2007 and 2008 respectively. Their chairman are also the chairman of the Group.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The Company has granted a number of stock options under its 2006 stock incentive plan to attract and retain key personnel. The Company has engaged Citigroup Global Markets Inc. ("Citigroup") to provide automated stock option cashless exercise services to its options holders. During 2008, certain option holders exercised their already vested stock options 798,000 shares. As at December 31, 2007 and 2008, the proceeds from the sales of ADSs remain in the Company's Citigroup corporate account amounting to RMB 112,397 and nil, respectively.

The Group acquired certain property, equipment, raw materials and intangible assets from related companies in 2008.  The chairman of these companies is also the chairman of our company.  The transactions were completed at the aggregate amount of RMB 42,056, which is the fair value of the acquired assets as of the acquisition dates as assessed by an independent valuer.

22.	Contingencies and Commitments

a)    Contingencies

In December 2008 we learned we were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York:  Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008.  The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, our chief executive officer and Mr. Daniel Lui, our former chief financial officer and current chief strategy officer and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act.  On April 17, 2009, the court consolidated the two cases, appointed a lead plaintiff, and ordered the lead plaintiff to file a consolidated complaint. The lead plaintiff filed the consolidated complaint on June 1, 2009. We intend to file a motion to dismiss the consolidated complaint. Although we cannot predict the outcome of the litigation, we will defend ourselves vigorously in this litigation.

b)     Supplier contract

In order to better manage our unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, the Company entered into a number of multi-year supply agreements from 2006 through 2008 in amounts that were expected to meet our anticipated production needs. As a condition to our receiving the raw materials under those agreements, and in line with industry practice, we were required to, and have made advances to suppliers for all, or a portion, of the total contract price to our suppliers, which are then offset against future purchases. As of December 31, 2008, the Group has completed re-negotiating certain of our supplier arrangements and is obligated to make an additional RMB 1,479,190 of advances to certain suppliers over the next twelve months. Out of this total, RMB 176,742 was paid in January 2009. The Group has completed re-negotiating certain of our supplier arrangements and is currently in the process of re-negotiating the remaining prepayment obligations with our suppliers.

Set out below are our fixed obligations under these multi-year contracts including “take or pay” arrangements.

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Company’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Company for the full stated purchase price of polysilicon or silicon wafers the Company is obligated to purchase each year, whether or not the Company actually purchases the contractual volume. In addition to the “take or pay” supply agreements, the Company has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on relevant energy price index. Purchases made under these agreements amounted to nil , RMB 358,482and RMB 1,025,894 for the year ended December 31, 2006, 2007 and 2008 respectively. Our future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	“Take or pay” supply agreements	Other Multi-year supply agreements*	Total
Twelve Months Ending December 31	(in RMB)	(in RMB)	(in RMB)
2009	6,191,780	18,352	6,210,132
2010	13,504,766	-	13,504,766
2011	12,790,049	18,352	12,808,401
2012	10,642,572	36,704	10,679,276
2013	9,518,317	36,704	9,555,021
Thereafter	14,814,776	146,817	14,961,593
Total	67,462,260	256,929	67,719,189

* include only purchase commitments with fixed or minimum price provisions. In addition, the Company has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms.

Outstanding supplier advances related to the above “take or pay” arrangements amounted to nil and RMB 946,001 as of December 31, 2007 and 2008, respectively.

Impact of amendments subsequent to December 31, 2008

Subsequent to December 31, 2008, the Group has amended various multi-year supply agreements, including “take or pay” contracts, for deliveries from 2009 to 2016, with the following suppliers: Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., M. Setek Co., Ltd.,Zhejiang Yuhui Solar Energy Source Co., Ltd., Jiangsu Shunda Semiconductor Developing Co.,Ltd., and Solar Silicon Valley Electronic Science and Technology Co., Ltd. The amendments reduce the Company’s fixed obligations substantially by revising the contractual price, from fixed to market based variable price on a majority of the contracts, and in certain instances also the contractual quantity and delivery schedule and prepayment deduction schedule to more favorable terms. However, majority of quantities that the Company is required to purchase under the amended multi-year supply agreements, including “take or pay” supply agreements, remain substantially the same.

If we fail to meet our obligations, including purchase quantity commitments, under the amended agreements and are unable to further renegotiate the terms of our multi-year supply agreements, we may be forced to forfeit certain prepayment amounts and be subject to claims or other disputes which could materially and adversely affect our results of operations, and financial position.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

c)	Operating lease commitments

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

On July 1, 2006, the Group renewed its operating lease with the Jinglong Group. The renewed operating lease with the Jinglong Group covers the previously leased assets from the Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in June 2010 with an annual rental of RMB 1,800, which approximates market rents. The Group executed a lease termination agreement for the land with the third party on June 30, 2006.  The Group also holds an operating lease with the Jinglong Group for an automobile. This non-cancelable operating lease expired in December 2007 and was renewed until December 2010.

In June 2007, the Group entered into another operating lease with the Jinglong Group to expand its facilities to host new manuafacturing lines installed. The new non-canceelable operating lease with the Jinglong Group expires in December 2011 with an annual rental of RMB 1,200, which approximates market rents.

In July 2008, the Group entered into its operating lease with the Jinglong Group. The renewed operating lease with the Jinglong Group replaced the two aforementioned operating leases an has an annual rental of RMB 12,000. This non-cancelable operating lease expires in June 2012.

In November 2008, the Group entered into another operating lease with the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in December 2012 with an annual rental of RMB 3,780.

In December 2008, the Group entered into an operating lease with a related party. The new non-cancelable operating lease with the related party expires in December 2012 with an annual rental of RMB 840.

Future minimum obligations for operating leases are as follows:

(in RMB)
2009	17,112
2010	16,982
2011	16,620
2012	10,620
2013	-
Thereafter	-
Total	61,334

Rent expense under all operating leases was RMB 1,553, RMB 2,893, and RMB 9,865, for the year ended December 31, 2006, 2007 and 2008, respectively.

d)    Capital expenditure As of December 31, 2006, 2007 and 2008, the Group had contracted for capital expenditure on machinery and equipment of RMB 82,698, RMB 423,240, and RMB 233,250 respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

24.	Fair value measurements

Effective January 1, 2008, we adopted the provisions of FAS No. 157 “Fair Value Measurements,” or FAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Relative to FAS 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2. FSP 157-1 amends FAS 157 to exclude FAS No. 13, “Accounting for Leases,” and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of the application of FAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Our adoption of SFAS No. 157 was limited to our financial assets and financial liabilities, as permitted by FSP 157-2. We do not have any nonfinancial assets or nonfinancial liabilities that we recognize or disclose at fair value in our financial statements on a recurring basis. The implementation of the fair value measurement guidance of SFAS No. 157 did not result in any material changes to the carrying values of our financial instruments on our opening balance sheet on January 1, 2008.

In October 2008, the FASB issued FSP 157-3 “Determining Fair Value of a Financial Asset in a Market That Is Not Active” (FSP 157-3). FSP 157-3 clarified the application of FAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

FAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2— Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

When available, we use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that we use to measure the fair value of assets and liabilities that we measure and report on our balance sheet at fair value on a recurring basis.

Cash Equivalents.  As of December 31, 2008, our cash equivalents consisted of call deposits and money market funds. We value our cash equivalents using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, we classify the valuation techniques that use these inputs as Level 1.

Short Term Investments.  As of December 31, 2008, our trading and available-for-sale securities consisted of a currency fund, HARP index investment and commodity related investment.  We value our available-for-sale securities using quoted prices for securities with similar characteristics and other observable inputs (such as interest

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

rates that are observable at commonly quoted intervals), and accordingly, we classify the valuation techniques that use these inputs as Level 2. We also consider the effect of our counterparties’ credit standings in these fair value measurements.

Derivative assets and liabilities.  Our derivative assets and liabilities consist of embedded foreign currency derivatives in our sales and purchase contracts denominated in currencies other than Renminbi or the functional currency of the counterparty, the capped call transactions denominated in USD and embedded derivatives underlying convertible notes. Since our capped call transactions and embedded derivatives underlying convertible notes are not traded on an exchange, they are valued using valuation models. Management is responsible for determining these fair values and considered a number of factors including valuations. The capped call transactions are valued using the Black Scholes Option Pricing Model. The embedded derivatives underlying convertible notes are bifurcated using the “with or without” approach. As there are interrelationships among the embedded derivatives, they are valued using a Monte Carlo stimulation. Interest rate yield curves, foreign exchange rates, stock price, volatility, expected term, risk-free rate and fundamental change event probabilities are the significant inputs into these valuation models. The inputs used in the valuation of the capped call transactions are observable in active markets over the terms of the instruments we hold, and accordingly, we classify these valuation techniques as Level 2 in the hierarchy. In regards to the embedded derivatives underlying convertible notes, fair value was determined using a “with and without” approach which was based on both Level 2 and Level 3 inputs. We determined that the Level 3 input, that is the fundamental change event probabilities, is significant to the overall fair value measurement. We consider the effect of our own credit standing and that of our counterparties in our valuations of our derivative financial instruments.

Recurring change in fair value

As of December 31, 2008, information about inputs into the fair value measurements of our assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	71,823	71,823	-	-
Capped call options	4,485	-	4,485	-
Short term investments	421,865	-	421,865	-

Liabilities:
Embedded derivatives underlying convertible notes	(115,676)	-	-	(115,676)

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 embedded derivatives underlying convertible notes for the year ended December 31, 2008 was as follows:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

At issuance of convertible notes	929,539
Realized gains included in Change in fair value of derivatives	(785,608)
Embedded derivatives underlying convertible notes repurchased	(28,255)
Balance at December 31, 2008	115,676

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008
Embedded derivatives underlying convertible notes	-	-	785,608
Capped call options (see note 13)	-	-	(221,602)
	-	-	564,006

25.	Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group's net revenues generated from geographic locations:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
China	685,338	2,310,472	4,162,037
Outside China
Spain	1,457	154,812	613,483
Rest of World	9,663	228,416	682,790
Total outside China	11,120	383,228	1,296,273
Total net revenue	696,458	2,693,700	5,458,310

Substantially all the companies long-lived assets other than financial instruments are located in the PRC.

26.	Certain risks and uncertainties

a)    Major customers

Details of the customers accounting for 10% or more of total revenues were as follows:

Major customers	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Customer A (third party)	6.8%	18.9%	-
Customer B (former related party)*	19.6%	11.0%	9.2%
Customer C (former related party)*	13.5%	-	-
Customer D (third party)	0.6%	10.9%	13.4%
Customer E (third party)	7.1%	11.2%	9.0%

*Since August 16, 2006, Customer B and C ceased to be related parties of the Group.

Accounts receivable from the 3 customers with the largest receivable balances represents 96% and 68% of the balance of accounts receivable at December 31, 2007 and 2008, respectively. The Company performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

b)    Concentrations of credit risk

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivables and advances to suppliers.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC, US, Hong Kong and Singapore and limits the amount of credit risk from any one issuer.

c)     Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

27.	Ordinary shares

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

28.	Subsequent events

Other that the transactions occurring in 2009 already described above, the following events have taken place in 2009:

a)     Advances to suppliers

In January 2009, pursuant to existing wafer supply agreements, the Company made an additional advance to Jiangsu Zhongneng Silicon Technology Development Co., Ltd, a subsidiary of GCL Silicon Technology Holdings Ltd of RMB 176,742 which will be offset against future wafer purchases.

b)     New Sales Contract

In February 2009, the Group signed a sales agreement with BP Solar International, Inc., pursuant to the broader strategic cooperation agreement signed with BP Alternative Energy Holdings Limited.  Under this new agreement, the Group will supply monocrystalline and multicrystalline solar cells in 2009, with an initial volume of 175 MW and with the potential to expand to 360 MW.  The Group is already delivering product under its existing sales agreement with BP.

c)     Stock Options

During January to June 15, 2009, the Comapny granted 1,013,000 ordinary share options to certain of its new employees.  The exercise prices of these options varies from $1.99 to $4.53 per option, which are determined using the closing price of the Company's American Depositary Shares listed on the NASDAQ at the respective grant dates.  During January to May, 2009, the 1,209,000 unvested options for employees and 20,000 unvested options for a consultant were forfeited.  During January to May, 2009, there were 195,000 unvested options expired. Subsequently on June 15, 2009, 1,710,000 share options previously granted to 3 executive officers were surrendered and cancelled. The Company will record compensation cost of RMB 53,854 in the second quarter of fiscal 2009 as a result of this cancellation.

d)    Loan Borrowing and repayment

In March 2009, the Group borrowed short term loan of RMB 30,000 from a financial institution in the PRC. The borrowing has 6 months terms and was carried at annual interest rate of 4.37%.

In June 2009, the Group borrowed long term loan of RMB 200,000 from a financial institution in the PRC. The borrowing has 24 months terms and was carried at annual interest rate of 5.4%.   In June 2009, the Group borrowed long term loan of RMB 100,000 from a financial institution in the PRC. The borrowing has 36 months terms and was carried at annual interest rate of 5.4%.  These long-term bank borrowings are guaranteed by Jinglong Group, who is the Group's principal silicon wager supplier and its shareholders are the majority shareholders of the Group.

In June 2009, the Group repaid short term loan of RMB 390,000 to various financial institution in the PRC.

e)    Senior Notes buyback

In 2009, the Group further repurchased $24.95 million aggregate principal amount of the Senior Notes for a total consideration of approximately $15.0 million in open market repurchases.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

29．	Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Additionally, the Company's VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 2,444,825 or 51.42% of the Company total consolidated net assets as of December 31, 2008. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders.

30.   Additional information—condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from July 6, 2006 (the date of incorporation) to December 31, 2008.

The subsidiaries did not pay dividend to the Company for the period presented.

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or gurantee as of December 31, 2008.

	For the period from inception (July 6, 2006) to	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008
	RMB	RMB	RMB

Net revenues	-	-	-
Total operating expenses	(2,377)	(30,929)	(35,315)
Loss from operations	(2,377)	(30,929)	(35,315)
Interest expense	-	-	(162,090)
Interest income	-	52,972	31,510
Change in fair value of derivatives	-	-	564,006
Share of income from subsidiaries	104,790	510,976	767,682
Convertible notes buyback gain	-	-	203,514
Other income / (expenses)	2,113	(132,651)	(203,921)
Impairment on available-for-sale securities	-	-	(686,320)
Income before income taxes	104,526	400,368	479,066
Income tax benefit/ (expense)	-	-	-
Net income	104,526	400,368	479,066
Preferred shares accretion	(1,603)	(515)	-

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Preferred shares beneficial conversion charge	(34,732)	-	-
Allocation of net income to participating preferred shareholders	(5,683)	(1,648)	-
Net income available to ordinary shareholders	62,508	398,205	479,066

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	December 31,	December 31,
	2007	2008
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	357,126	112,949
Restricted cash	409,058	-
Short term investments	803,121	353,588
Other receivable from subsidiaries	292,742	273,942
Other current assets	233	1,457
Total current assets	1,862,280	741,936
Investments in subsidiaries	904,820	2,459,800
Derivative asset-capped call options	-	4,485
Deferred issuance cost	-	58,953
Amount due from subsidiaries	1,502,191	3,172,279
Total assets	4,269,291	6,437,453
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Other Payables to subsidiaries and employees	118,683	6,590
Accrued and other liabilities	14,111	14,230
Interest payable	-	13,458
Total current liabilities	132,794	34,278
Convertible notes	-	1,532,600
Embedded derivatives	-	115,676
Total liabilities	132,794	1,682,554

Commitments and contingencies	-	-

Shareholders' equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 154,058,500 and 167,982,020 shares issued and outstanding as of December 31, 2007 and December 31, 2008)	123	133
Additional paid-in capital	3,655,194	3,787,262
Retained earnings	488,821	967,887
Accumulated other comprehensive income	(7,641)	(383)
Total shareholders' equity	4,136,497	4,754,899
Total liabilities and shareholders' equity	4,269,291	6,437,453

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	RMB	RMB	RMB

Cash flows from operating activities:
Net income	104,526	400,368	479,066
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation expense	-	5,956	8,301
Share of income from subsidiaries	(104,790)	(510,976)	(767,682)
Amortization of deferred issuance cost and increase in accretion of convertible notes	-	-	88,389
Change in the value of embedded derivatives & capped call option	-	-	(564,006)
Exchange (gain)/ loss	(2,113)	90,672	25,889
Gain from senior convertible notes buyback	-	-	(203,514)
Impairment on available-for-sale securities	-	-	686,320
Investment loss from available-for-sale security	-	-	39,893
Changes in operating assets and liabilities:
Acquisition of trading securities	-	-	(353,588)
Increase in receivables from subsidiaries	-	(292,742)	18,800
Increase in other current assets	-	(233)	(1,224)
Increase in payables to subsidiaries and employees	34	4,975	(112,093)
Increase in accrued and other liabilities	2,343	2,852	120
Increase in interest payable	-	-	13,458
Net cash used in operating activities	-	(299,128)	(641,871)

Cash flows from investing activities:
Loans granted to subsidiaries	-	(1,502,191)	(1,670,089)
Capital injection to subsidiaries	-	-	(682,790)
Acquisition of short term investments	-	(810,762)	(1,060,836)
Proceeds from sale of short term investments	-	-	1,145,385
(Increase)/decrease in restricted cash	-	(409,058)	409,058
Net cash used in investing activities	-	(2,722,011)	(1,859,272)
Cash flows from financing activities:
Proceeds from public offerings of shares	-	3,341,002	-
Net proceeds from convertible notes offerings	-	-	2,709,538
Payment of capped call up-front premiums	-	-	(226,087)
Repurchase of senior convertible notes	-	-	(182,019)
Proceeds from exercise of stock options	-	128,583	18,876
Net cash provided by financing activities	-	3,469,585	2,320,308
Effect of exchange rate changes on cash and cash equivalents	-	(91,320)	(63,342)
Net increase / (decrease) in cash and cash equivalents	-	357,126	(244,177)
Cash and cash equivalents at the beginning of the period	-	-	357,126
Cash and cash equivalents at the end of the period	-	357,126	112,949