Form 20-F
period 2009-12-31
JA Solar Holdings Co., Ltd.
filed 2010-05-03
CIK 1385598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
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
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People's Republic of China
(Address of Principal Executive Offices)

Ms. Anthea Chung
JA Solar Holdings Co., Ltd.
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People's Republic of China
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, par value US$0.0001 per share ……………	169,018,420

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

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

Item 17  ☐    Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Table of Contents

PART I			2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3.	KEY INFORMATION		3
	A.	SELECTED FINANCIAL DATA	3
	B.	CAPITALIZATION AND INDEBTEDNESS	4
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
	D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY		30
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	30
	B.	BUSINESS OVERVIEW	32
	C.	ORGANIZATIONAL STRUCTURE	40
	D.	PROPERTY, PLANTS AND EQUIPMENT	40
ITEM 4A.		UNRESOLVED STAFF COMMENTS	41
ITEM 5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
	A.	OPERATING RESULTS	41
	B.	LIQUIDITY AND CAPITAL RESOURCES	57
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	60
	D.	TREND INFORMATION	61
	E.	OFF-BALANCE SHEET ARRANGEMENTS	61
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	61
	G.	SAFE HARBOR	63
ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	65
	A.	DIRECTORS AND SENIOR MANAGEMENT	65
	B.	COMPENSATION	68
	C.	BOARD PRACTICES	69
	D.	EMPLOYEES	72
	E.	SHARE OWNERSHIP	72
ITEM 7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	73
	A.	MAJOR SHAREHOLDERS	73
	B.	RELATED PARTY TRANSACTIONS	74
	C.	INTERESTS OF EXPERTS AND COUNSEL	74
ITEM 8.		FINANCIAL INFORMATION	74
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	74
	B.	SIGNIFICANT CHANGES	76
ITEM 9.		THE OFFER AND LISTING	76
	A.	OFFER AND LISTING DETAILS	76
	B.	PLAN OF DISTRIBUTION	77
	C.	MARKETS	77
	D.	SELLING SHAREHOLDERS	77
	E.	DILUTION	77
	F.	EXPENSES OF THE ISSUE	77
ITEM 10.		ADDITIONAL INFORMATION	77
	A.	SHARE CAPITAL	77
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	78
	C.	MATERIAL CONTRACTS	90
	D.	EXCHANGE CONTROLS	90
	E.	TAXATION	90
	F.	DIVIDENDS AND PAYING AGENTS	95
	G.	STATEMENT BY EXPERTS	95
	H.	DOCUMENTS ON DISPLAY	95

i

ii

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, references in this annual report to:

•	"ADS" are to American depositary shares, each representing one ordinary share of JA Solar, par value US$0.0001 per share;

•	"China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•
"conversion efficiency" are to the ability of solar power products to convert sunlight into electricity; "conversion efficiency rate" is commonly used in the solar power industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	"cost per watt" and "price per watt" are to the cost and price of solar power products, respectively, relative to the number of watts of electricity a solar power product generates;

•	"JA BVI" are to JA Development Co., Ltd., our directly wholly-owned subsidiary, a British Virgin Islands company;

•	"JA Fengxian" are to Shanghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;

•	"JA Hebei" are to JingAo Solar Co., Ltd., our predecessor and indirectly wholly-owned subsidiary in China;

•	"JA Hong Kong" are to JA Solar Hong Kong Limited, our directly wholly-owned subsidiary in Hong Kong;

•
"JA Solar," "we," "us," "the company," "our company" and "our" are to JA Solar Holdings Co., Ltd. and, unless otherwise indicated or as the context may otherwise require, its predecessor entities and its consolidated subsidiaries;

•	"JA Solar Yangzhou R&D" are to Yangzhou JA Solar R&D Corporation Limited, our indirectly wholly-owned subsidiary in Jiangsu, China;

•	"JA USA" are to JA Solar USA Inc., our indirectly wholly-owned subsidiary in California, U.S.A.;

•	"JA Yangzhou" are to JA Solar Technology YangZhou Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•	"JA Zhabei" are to Shanghai JA Solar PV Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;

•	"JHY Semiconductor" are to Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd., a wholly-owned subsidiary of JA Hong Kong, incorporated in Donghai, Jiangsu, China;

•	"Jinglong BVI" are to Jinglong Group Co., Ltd., a British Virgin Islands company and our largest shareholder;

•	"Jinglong Group" are to Jinglong Industry and Commerce Group Co., Ltd. and its consolidated subsidiaries. Jinglong Group is controlled by the shareholders of Jinglong BVI;

•
"Lehman Entities" are to include Lehman Brothers Holdings Inc. and its subsidiaries, including Lehman Brothers Inc., Lehman Brothers International (Europe), Lehman Brothers Treasury Co. BV and Lehman Brothers OTC Derivatives Inc.

•
"rated manufacturing capacity" are to the total amount of solar power products that can be made by a manufacturing line per annum operating at its maximum possible rate and is measured in megawatts, or MW;

•	"RMB" and "Renminbi" are to the legal currency of the PRC;

•	"US$" and "U.S. dollars" are to the legal currency of the United States;

•	"voltage" or "volts" are to the rating of the amount of electrical pressure that causes electricity to flow in the power line; and

•	"watts" are to the measurement of total electrical power, where "kilowatts" or "KW" means one thousand watts and "megawatts" or "MW" means one million watts.

CURRENCIES AND EXCHANGE RATES

Our functional currency is Renminbi. The noon buying rate for U.S. dollars in effect on December 31, 2009 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York is at US$1.00 = RMB 6.8259.  We make no representation that any amounts of Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all.  See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi versus that of other foreign currencies may have a material adverse effect on our business and on your investment."  On April 20, 2010, the noon buying rate was RMB 6.8253 to US$1.00.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (until April 20)	6.8253	6.8253	6.8263	6.8229

Source for 2005-2008: Federal Reserve Bank of New York.

Source for 2009-2010: the H10 statistical release of the Federal Reserve Board.

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

You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report.

The selected consolidated financial data presented below as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009  have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are derived from our audited consolidated financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm.  Our selected consolidated statement of operations data for the period from inception (May 18, 2005) to December 31, 2005 and for the year ended December 31, 2006 and selected consolidated balance sheet as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	From inception (May 18, 2005) to December 31,	Year ended December 31,
	2005	2006	2007	2008	2009
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB
Consolidated Statements of Operations Data:
Net revenues
Solar products	—	565.3	2,532.4	4,794.0	3,367.1
Solar products to related parties	—	131.2	62.2	508.0	5.2
Solar cells processing	—	—	99.1	156.3	406.9
Total revenues	—	696.5	2,693.7	5,458.3	3,779.2
Cost of revenues
Solar products	—	(524.2)	(2,066.6)	(4,414.2)	(3,079.0)
Solar cells processing	—	—	(26.2)	(52.1)	(220.3)
Total cost of revenues	—	(524.2)	(2,092.8)	(4,466.3)	(3,299.3)

Gross profit	—	172.3	600.9	992.0	479.9

Selling, general and administrative expenses	(2.6)	(39.7)	(150.3)	(271.5)	(343.3)
Research and development expenses	(0.4)	(1.3)	(4.2)	(28.5)	(45.1)

Total operating expenses	(3.0)	(41.0)	(154.5)	(300.0)	(388.4)

(Loss)/income from operations	(3.0)	131.3	446.4	692.0	91.5

Impairment on available-for-sale securities	—	—	—	(686.3)	—
Change in fair value of derivatives	—	—	—	564.0	(49.1)
Convertible notes buy back gain	—	—	—	203.5	22.9
Interest expense	—	(5.1)	(6.6)	(160.5)	(213.6)
Interest income	0.04	0.8	62.6	42.6	12.0
Foreign exchange gain/(loss)	(0.1)	1.3	(112.8)	(127.3)	10.1
Investment loss	—	—	—	(28.6)	(2.3)
Other income	—	0.1	5.2	3.6	7.8

Income/ (loss) before income taxes	(3.1)	128.4	394.8	503.0	(120.7)
Income tax benefit/ (expense)	—	—	5.6	(23.9)	(8.0)

Net income/ (loss)	(3.1)	128.4	400.4	479.1	(128.7)

Preferred shares accretion	—	(1.6)	(0.5)	—	—
Preferred shares beneficial conversion charge	—	(34.7)	—	—	—
Allocation of net income to participating preferred shareholders	—	(5.7)	(1.7)	—	—

Net income/ (loss) available to ordinary shareholders.	(3.1)	86.4	398.2	479.1	(128.7)

Net income/ (loss) per share:
Basic	(0.04)	1.08	2.96	3.06	(0.80)
Diluted	(0.04)	1.08	2.93	(2.31)	(0.80)
Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000	134,525,226	156,380,060	161,643,312
Diluted.	80,000,000	80,166,178	136,721,772	168,785,243	161,643,312

Consolidated Statements of Cash Flows Data:
Cash flows(used in)or provided by
Operating activities	(1.6)	(61.8)	(1,146.5)	(1,289.2)	1,129.1
Investing activities	(38.0)	(107.6)	(1,641.6)	(419.4)	(557.2)
Financing activities	50.7	254.8	3,519.6	2,610.3	(242.8)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	(0.6)	(91.3)	(94.9)	(4.8)

			As of December 31,
	2005	2006	2007	2008	2009
	(in millions, except for share and per share data)
			RMB	RMB	RMB
Consolidated Balance Sheet Data:
Cash and cash equivalents	11.0	95.8	736.0	1,542.8	1,867.2
Restricted cash	—	—	409.0	33.0	43.6
Short-term investments	—	—	803.1	421.9	—
Account receivable from third party customers, net	—	47.7	28.9	332.0	119.8
Account receivable from related party customers, net	—	—	24.7	23.0	339.5
Inventories, net	—	154.7	157.3	592.0	641.1
Advance to related party suppliers, net	—	39.8	389.9	416.0	50.9
Advance to third party suppliers, net	—	1.6	898.7	264.5	372.4
Other current assets	0.4	6.7	42.3	191.1	202.4
Deferred tax assets	—	—	1.2	14.1	24.4
Total current assets	11.4	346.3	3,491.1	3,830.4	3,661.3
Property and equipment, net	39.4	139.4	532.0	1,369.8	1,724.4
Intangible asset, net	8.3	7.2	6.7	11.8	12.0
Deferred tax assets	—	—	4.4	14.4	25.8
Advances to suppliers, net	—	—	536.3	1,944.9	1,835.4
Prepayment for land use right	—	—	—	44.4	49.5
Derivative assets	—	—	—	4.5	10.5
Deferred issuance cost	—	—	—	59.0	36.1
Total assets	59.1	492.9	4,570.5	7,279.2	7,355.0
Short-term bank borrowings	—	150.0	200.0	490.0	10.0
Total current liabilities	2.5	187.1	433.1	870.8	629.2
Long-term bank borrowings	—	—	—	—	680.0
Convertible notes	—	—	—	1,532.6	1,171.4
Total liabilities	2.5	187.1	434.0	2,524.3	2,639.6
Preferred shares	—	110.0	—	—	—
Total shareholders’ equity	56.6	195.8	4,136.5	4,754.9	4,715.4

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Customers

The increase in the global supply of solar cells and modules, and increasing competition, may cause substantial downward pressure on the prices of such products, resulting in lower revenues and earnings.

Global solar cells and modules production materially increased in previous years, and is expected to continue to increase. Many competitors or potential competitors, particularly in China, continue to expand their production creating a potential oversupply of solar cells and modules in key markets. Increases in production and industry competition have resulted, and will continue to result, in downward pressure on the price of solar cells and modules, including our products. Such price reductions could continue to have a negative impact on our revenue and earnings.

The reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power.  In many countries in which we are currently, or intend to become, active, the solar power markets, would not be commercially viable without government incentives.  This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country.  Federal, state and local governmental bodies in many of our key markets, most notably Germany, Italy, Spain, the United States, France, South Korea, Taiwan, India, Japan and China have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy.  Policy shifts could reduce or eliminate these government economic incentives altogether.  For example, the rapid rises of the German and Spanish markets were largely due to the government policies of those countries that set feed-in tariff terms at attractive rates.  However, in September 2008, the Spanish government introduced a cap of 500 MW for the feed-in tariff in 2009, which has resulted in limiting demand in the grid-connected market in Spain.  In 2009, the German government reduced solar feed-in tariffs by 9%.  In January 2010, Germany proposed a further reduction in solar feed-in tariffs by up to 16% for rooftop systems and an estimated 15% for ground-based systems, which may result in a significant fall in the price of and demand for our products.  We believe that in the time of uncertainty of political and policy developments, competition among solar manufacturers could become more fierce.  Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

The execution of our growth strategy is dependent upon the continued availability of financing to our customers as well as third-party financing arrangements for the end-user of our products, and is affected by general economic conditions.

Given the general economy, particularly the tightening of the credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our exposure to credit risk on our account receivable.  We recorded our provision for doubtful accounts of RMB nil in 2007, to RMB 24.7 million  in 2008 and RMB 41.1 million in 2009.  The failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would materially and adversely affect our financial position, liquidity and results of operations.

Further, our products are a component of solar systems which are used in both on-grid applications and off-grid applications.  Government agencies and the private sector have, from time to time, provided financing on preferential terms to promote the use of solar energy in both on-grid and off-grid applications.  We believe that the availability and cost of such financing programs could have a significant effect on the level of sales of solar power products and the availability of financing on favorable terms, or at all, may be limited.  If existing financing programs for on-grid and off-grid applications are eliminated or if financing in general become inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause our sales of solar cells to decline.

Due to the general reduction in available credit to would-be borrowers and the poor state of economies worldwide, customers may be unable or unwilling to finance the cost of our products, or the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for us or our customers, any of which could materially and adversely affect our revenue and growth in all segments of our business. If economic recovery continues to be slow in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results. In addition, a rise in interest rates would likely increase the end users of our products cost of financing and could reduce their profits and expected returns on investment in our products. Similarly, the general reduction in available credit to would-be borrowers, the continued poor state of economies worldwide, and the condition of housing markets worldwide, could delay or reduce our sales of products to our customers. Collecting payment from customers facing liquidity challenges may also be difficult.

We cannot assure you when a full economic recovery may occur, or even when an economic recovery does occur, that demand for our products and related services will increase.  A protracted disruption in the ability of our significant customers or downstream players to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses, which could lead to a significant reduction in their future orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently sell a significant portion of our solar cell products to a limited number of customers.  Our dependence on these customers may cause significant fluctuations or declines in our revenues.

Even though we expect our customer base to increase and our revenue streams to further diversify among geographies including Europe and the United States, a substantial portion of our net revenues could continue to depend on sales to a limited number of China customers and the loss of sales to or inability to collect from these customers would have a significant negative impact on our business. We currently sell a substantial portion of our products to module manufacturers based in China.  For the year ended December 31, 2009, approximately 55.5% of our total revenues, were derived from sales of our solar cell products to our top ten customers.  We anticipate that our dependence on a limited number of customers will continue for the foreseeable future.  Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection of our competitor's products by one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	Failure of any of our significant customers to make timely payment for our products.

We are in the process of further penetrating the market in China and exploring opportunities in other markets.  In light of our efforts to grow, we may face risks associated with the marketing, distribution and sale of our products domestically and internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business overall.

Our revenue from customers in China was approximately 76.3% and 73.8% of our overall revenues in 2008 and 2009, respectively.  The stability and viability of any existing, new or potential markets are subject to many uncertainties and may expose us to a number of risks, including:

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

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do.  Our competitors' greater size and longer operating history in some cases provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices.  Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases.  In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets.  As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can.  Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

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

In addition to our core business of producing solar cells, we also provide solar module assembly services to our customers. With respect to these solar modules, we provide either (i) a 2 or 5 year warranty that the modules will be free from defects in materials and workmanship from the production date, or (ii) a 10 and 25 year performance warranty against declines of more than 10.0% and 20.0% of initial power generation capacity from the time of delivery. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenue. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our sales of solar modules as a warranty cost. Because we only recently started to provide our solar module assembly services, the solar modules have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.

Risks Related to Our Supply Chain

Prepayment arrangements for procurement of silicon wafers and/or polysilicon from Jinglong Group (a related party), GCL, Shunda and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

We face significant specific counterparty risk under long-term supply agreements when dealing with suppliers without a long, stable production and financial history. We make prepayments to these suppliers for procurement of polysilicon, ingots or wafers without receiving collateral to secure such payments.  In the event any such supplier experiences financial difficulties, or even bankruptcy, it may be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments. Our claims for such payments would rank as unsecured claims, which expose us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers.  Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of the prepayments.  Accordingly, a default by our suppliers may have a material adverse effect on our financial condition, results of operations and liquidity.  In addition, should a supplier to which we make prepayment default on its obligations under the supply contract, we may not be able to recover all or a portion of our outstanding prepayment.  Further, even if a supplier refunds our prepayment when it defaults on its obligations under the contract, we may still suffer losses if we do not receive any interest payment on such refunded prepayment and, in the situation where we made prepayment in foreign currencies, we may suffer foreign exchange losses if we would need to exchange the U.S. dollar-denominated refund payment into Renminbi, which may have appreciated against the U.S. dollar. We also face certain operational risks associated with our suppliers.  For example, if our suppliers become subject to intellectual property infringement claims by third parties our ability to recover our outstanding prepayments may be materially and adversely affected.  Any of the foregoing could materially and adversely affect our results of operations and financial condition.

Fluctuation in the price of polysilicon, increased competition, the global economic crisis and other changing market conditions may cause further decline in the demand and average selling prices of solar cells and may continue to increase the level of our earnings volatility and reduce our profitability.

Fluctuation in the price of polysilicon and wafers may affect the average selling prices of solar cells since any significant increase in the polysilicon and wafer supply may decrease raw material costs, allow higher utilization of existing and planned solar cell production capacity, and allow greater price competition.  In addition, increased competition from existing solar cell producers and new market participants as well as changes in other market conditions, such as the reduced demand for solar power products in the end user markets caused by the global economic crisis, may cause a decline in the demand and average selling prices of solar cells from time to time.  If we are unable to lower our production cost per watt, to the same extent as the average selling price per watt declines, the level of our earnings volatility would increase and our profitability would decline, which would materially and adversely affect our business, financial condition and results of operations.

We have entered into long-term, firm commitment supply agreements, including prepayment provisions, that could result in excess or insufficient inventories and financial loss and place us at a competitive disadvantage.

To match our estimated customer demand forecasts and growth strategy for the next several years, we have entered into multiple long-term supply agreements. We currently purchase polysilicon, ingots and wafers from a limited number of suppliers, including Jinglong Group and Jiangsu Zhongneng Silicon Technology Development Co., Ltd., a subsidiary of GCL Silicon Technology Holdings Ltd. ("GCL") and Shunda.  See "Item 4. Information on the Company — B. Business Overview — Raw Material and Utilities — Silicon Wafers."  Some agreements provide for fixed pricing, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery.

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

If the prices under our long-term supply agreements result in our paying more for such supplies than the current market prices available to our competitors, we may also be placed at a competitive disadvantage, and could materially and adversely affect our results of operations and financial position if we are unable to renegotiate the prices with our suppliers. Furthermore, we may choose not to procure polysilicon, ingots or wafers under certain contracts if we deem the prices under such contracts are unfavorable to us under prevailing market conditions and/or we are unable to renegotiate the price of the polysilicon, ingots or wafers under the supply arrangements to better reflect the relevant market conditions.  In the event we choose not to procure polysilicon, ingots or wafers under certain contracts, we have been and may be forced to forfeit certain prepayment amounts which could materially and adversely affect our results of operations, and financial position.

We obtain certain manufacturing equipment from sole or a limited number of suppliers and if such equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of our equipment used in the manufacture of our solar cell products has been developed and made specifically for us, is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or stop working.  In addition, we obtain some equipment from sole or a limited number of suppliers.  If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer.  In addition, a supplier's failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay and otherwise disrupt our production schedule or increase our costs of production.

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

The solar power market is characterized by continually changing technology requiring improved features, such as increased efficiency and higher power output and improved aesthetics. Technologies developed by our direct competitors, including thin film solar panels, concentrating solar cells, solar thermal electric and other solar technologies, may provide power at lower costs than our products. We also face competition in some markets from other power generation sources, including conventional fossil fuels, wind, biomass, and hydro.  Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline. This will require us to continuously develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards, competitive pricing and changing customer requirements.  As we introduce new or enhanced products or integrate new technology into our products, we will face risks relating to such transitions including, among other things, technical challenges, disruption in customers' ordering patterns, insufficient supplies of new products to meet customers' demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology.  Our failure to manage the transition to newer products or the integration of newer technology into our products could adversely affect our business' operating results and financial condition.

Our efforts to further develop our technology and know-how through increased research and development of crystalline silicon technology may not yield satisfactory results, if any.

We may expend significant financial resources in research and development of crystalline silicon and commercialization of silicon ink technology to effectively compete with other market players in the future.  Our research and development efforts are focused on improving conversion efficiencies and enhancing production processes to reduce silicon usage per watt.  Research and development activities are inherently uncertain and we might encounter practical difficulties in commercializing our research results, if any.  In addition, other companies may develop more cost-effective and better performing products than what our research and development may yield.  Therefore, our development efforts may be rendered obsolete by the technological advances of others.  For example, breakthroughs in photovoltaic technologies that do not use crystalline silicon could mean that companies such as us that currently rely on crystalline silicon would encounter a sudden, sharp drop in sales.  Our failure to further improve our technology, develop and introduce new products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

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

•
enforcement under intellectual property laws in China may be slow and difficult in light of the application of such laws and the uncertainties associated with the PRC legal system.  See "Item 3. Key Information — D. Risk Factors — Risks related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us."

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

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties.  The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain.  Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future.  Also, because patent applications in many jurisdictions are kept confidential for 18 months before they are published, we may be unaware of other persons' pending patent applications that relate to our products or processes.  Our suppliers may also become subject to infringement claims, which in turn could negatively impact our business as they may no longer be able to fulfill their delivery obligations under their contracts with us or refund our outstanding prepayments in a timely manner or at all.  The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel.  An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.  Protracted litigation could also result in our customers deferring or limiting their purchase or use of our products until resolution of such litigation.  The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Although a substantial portion of our solar cells are used in products sold outside China, we currently have very limited protection for our intellectual property outside China.  Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.

We are in the process of obtaining patent protection for certain of our proprietary technologies in the United States and China and may also seek protection in various other jurisdictions, if deemed necessary.  In the meantime, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which our solar cell products are sold ultimately.  If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our solar cell products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected.  If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Risks Related to Our Operations

We may not be able to increase our growth rate, and we may not be able to manage our future growth effectively.

We may not be able to expand our business or manage future growth. Depending on market conditions, our plans to grow our business will require the successful execution of:

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

We sell a substantial portion of our products to customers inside China, and we buy a substantial portion of our raw materials and equipment from vendors located inside China. In addition, all our solar cell production lines are located in China.  Our continued focus on expanding our business internationally presents us with additional risks we face in conducting business internationally including:

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

If we are unable to successfully manage any such risks, our business, financial condition and results of operations could be materially and adversely affected.

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

We have only been in existence since May 2005.  We completed our first solar cell manufacturing line in March 2006 and made our first commercial shipment of solar cells in April 2006.  We have since then increased our total rated manufacturing capacity from 25 MW per annum to 800 MW per annum as of December 31, 2009.  Our business model and ability to achieve satisfactory financial results at higher manufacturing volumes are unproven.  We must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, implement and successfully execute our business plan and improve our technologies.  We cannot assure you that we will be successful in achieving these goals.  Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future.  We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance.  You should consider our business and prospects, in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

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

Our future success depends in part on our ability to expand our business into downstream and upstream markets.  Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations in future periods.

Our current business strategy includes plans to expand into upstream and downstream markets, such as solar modules, which we believe are natural extensions of our vertically integrated business model.  These expansion plans may include investments in upstream and downstream companies and joint ventures and formation of strategic alliances with third parties.  We have already established a manufacturing and R&D centers in Donghai for wafer production and Fengxian for module production. However, our continued pursuit of these expansion plans may require significant capital expenditures going forward, which could be used in pursuit of other opportunities and investments.  Our expansion downstream into solar module production could result in competition with existing customers. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans.

Our senior management has worked together for a relatively short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our limited operating history and recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time.  For example, we have experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management in 2009 and 2010, including our chief executive officer and chief technology officer.  In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business.  Members of our senior management may not work together effectively as a team to manage our growth successfully, which may expose us to a higher risk of internal control deficiencies and result in us losing market share, business opportunity and revenues.

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

As we have awarded and will continue to award employee share options and other share-based compensation to certain of our directors, officers, employees and consultants, our net income will be adversely affected.

Under our 2006 stock incentive plan, we may award stock options and other share-based compensations to purchase up to 10% of our issued share capital to certain of our directors, employees and consultants.  As of April 20, 2010, we have awarded 3,852,000 shares of restricted stock and granted options to purchase 17,432,000 ordinary shares to a number of our directors, employees and consultants.  See "Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plans."

In accordance with ASC 718, Compensation-Stock Compensation, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees, we are required to account for compensation costs for all restricted stocks and share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses have a material and adverse effect on our reported earnings for the year during which the share-base compensation are granted and over their vesting periods.

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

Jinglong BVI, which is controlled by the shareholders of Jinglong Group, is our largest shareholder.  In addition, Mr. Baofang Jin, the chairman of our Board of Directors, is a shareholder of Jinglong BVI and is also the chairman of Jinglong Group.  Jinglong Group currently provides a number of products and services to us, including silicon wafer supply (on prepayment terms) and real property leases.  Our transactions with Jinglong Group are governed by a number of contracts between Jinglong Group and us, the terms of which were negotiated at what we believe are on an arm's length basis.  See "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions."  However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group.  As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our Board of Directors which could cause us to take actions that may not be in our best interests.  In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group.  Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future.

Changes to existing regulations over the utility sector and the solar power industry may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies.  These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation.  In a number of countries, these regulations and policies are being modified and may continue to be modified.  End users' purchases of alternative energy sources, including solar power products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products.  For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes.  These fees could increase end users' costs of using our solar power products and make products that use our solar cells less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.

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

In addition, the normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions, equipment failures, as well as natural disasters.  As the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries, and we do not carry any business interruption insurance.  Any business disruption or natural disaster could result in substantial costs and diversion of resources, and our business and results of operations may be materially and adversely affected.

For strategic reasons and in an effort to maximize returns on our unused capital reserves, we may, from time to time, invest in securities purchased on the open market, which may, due to market forces beyond our control, result in the recognition of losses that will adversely affect our financial results.

For both strategic reasons and in an effort to maximize the return on our unused capital reserves, we have, and may, from time to time invest in certain securities purchased on the open market.  The fair value of these securities are driven by market forces beyond our control and may decline over time.  To protect the value of our investment and minimize the recognition of losses, if any, we may, from time to time, dispose of such securities at the discretion of our Board of Directors.  To the extent that we, in compliance with U.S. GAAP and other applicable rules and regulations, determine that a decline in the fair value of any of our securities is other-than-temporary, we are obligated to recognize such decline as a loss, which will in turn adversely affect our financial results.

See also "Item 3. Key Information — D. Risk Factors — Risks Related to Liquidity, the 2008 Convertible Note Offering and Our Relationship with the Lehman Entities."

We may incur significant legal expenses in connection with, and allocate management time and attention to, legal actions involving us that may take place from time to time, including the legal actions currently filed against us, and it is possible that we will not be able to prevail in our legal actions.

In December 2008, we learned that we were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York:  Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008).  The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, our former chief executive officer, and Mr. Daniel Lui, our former chief financial officer and chief strategy officer, and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act.  On April 17, 2009, the court consolidated the two cases, appointed a lead plaintiff, and ordered the lead plaintiff to file a consolidated complaint.  The lead plaintiff filed the consolidated complaint on June 1, 2009. We filed a motion to dismiss the consolidated complaint on July 15, 2009. In response, lead plaintiff filed a second amended complaint on August 21, 2009. We moved to dismiss the second amended complaint on October 8, 2009. The lead plaintiff filed a response to our motion to dismiss the second amended complaint on November 5, 2009, and we filed our reply on November 25, 2009.  The court ordered an oral argument to be held on April 9, 2010 to hear arguments regarding our motion to dismiss.  That oral argument was adjourned to April 20, 2010 and then to April 26, 2010, again at lead plaintiff’s request.  On April 26, 2010, the oral arguments were heard and we are currently awaiting the ruling.   Although we cannot predict the outcome of the litigation, we will defend ourselves vigorously in this litigation and do not believe any loss is probable and estimable.

During these processes, and in other legal actions that may take place from time to time, we may incur significant legal expenses and allocate management time and attention to the legal actions.  Despite our expense and efforts, however, no assurance can be provided that we will be able to prevail in our legal actions, or against the plaintiffs in the class action described above.

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

While the Chinese economy has grown significantly in the past years, the growth has been uneven, both geographically and among various sectors of the economy.  The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources.  Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiaries are also required to set aside at least 10.0% of their after-tax profits based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50.0% of their respective registered capital. In addition, at the discretion of their respective Board of Directors, our PRC subsidiaries may allocate a portion of their after-tax profits to their respective staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.  Further, if our PRC subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.  Limitations on the ability of our PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Fluctuation in the value of the Renminbi versus that of other foreign currencies may have a material adverse effect on our business and on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China's political and economic conditions.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  This change in policy has resulted in an appreciation of the Renminbi from approximately RMB 8.2765 per US$1.00 as of July 21, 2005 to RMB 6.8259 per US$1.00 as of December 31, 2009.  There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.  As a significant portion of our costs and expenses is denominated in Renminbi, potential future revaluation could further increase our costs.

In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.  For example, to the extent that we need to convert Euros and U.S. dollars into Renminbi for our operations, an appreciation of the Renminbi against the Euros and U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion.  We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi may have a negative effect on the U.S. dollar amount available for these purposes.

From time to time, we enter into foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for forecasted sales denominated in foreign currencies.  As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts.  While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange.  Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.  Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

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

Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi.  If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares.  Under China's existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange ("SAFE"), by complying with certain procedural requirements.  However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE.  To utilize the proceeds of our initial public offering and our follow-on offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.  Any loans to our PRC subsidiaries are subject to PRC regulations.  For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises ("FIEs"), to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

We may also finance our subsidiaries by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts ("MOFCOM").  We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries.  If we fail to receive such approvals, our ability to use the proceeds we have received from our initial public offering and our follow-on offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our business benefits from certain PRC government incentives.  Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

Under the previous Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises ("FEIT Law") and the related implementation rules which was repealed on 1 January 2008, Foreign Invested Enterprises ("FIEs") established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income.  Our operating subsidiary, JA Hebei, was established as a FIE in the PRC and is thus subject to PRC enterprise income tax of 33%.  The PRC government has provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures.  Under the FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities.  Specifically, with respect to income generated by assets acquired by JA Hebei during the fiscal years 2005 and 2006, JA Hebei will receive a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010.  With respect to income generated by assets newly acquired by JA Hebei during 2007, JA Hebei will receive a two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011, subject to the approval of the provincial tax authority.  JA Hebei has obtained the approval of the relevant county-level and provincial-level tax authority in this regard, which, however, may be subject to PRC central government's further policies, decisions or rulings.

In March 2007, the National People's Congress of China enacted a new Corporate Income Tax Law of the People’s Republic of China (or "CIT Law"), which became effective on January 1, 2008 and replaced the FEIT Law.  The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions.  The CIT Law provides a transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms.  In December 2007, the State Council promulgated the Notice on Implementation of Corporate Income Tax regarding Transition Period Preferential Treatment (the "Transition Period Implementation Rules").  In general, the CIT law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period.  However, the CIT law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired through new capital injection made to a qualified entity after March 16, 2007, the date of enactment of the new CIT law.  If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after March 16, 2007 does not qualify for a separate "two plus three" tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei could increase for 2008 and 2009.  In addition, when our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei's income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The newly enacted CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are "non-resident enterprises," to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations.  We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC.  Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a "non-resident enterprise" under the CIT Law.  If we are required under the CIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income.  Under the implementation regulations for the CIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.  If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC.  Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.  If we are considered a PRC "resident enterprise," it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax.  If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises," or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008.  The New Labor Contract Law imposes greater liabilities on employers and significantly increases the cost of an employer's decision to reduce its workforce.  Furthermore, it requires certain terminations to be based upon duration of employment and not the merits of employees.  In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of swine flu, avian flu, SARS or other epidemics or outbreaks.  China reported a number of cases of SARS in April 2004.  In 2006, 2007 and 2008, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths.  In April 2009, an outbreak of swine flu occurred in Mexico and the United States.  In May 2009, the World Health Organization declared a level 6 flu pandemic, its highest pandemic alert phase, indicating a global pandemic underway.  Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations.  These could include our ability to travel or ship our products outside of China and to designated markets, as well as temporary closure of our manufacturing facilities, logistic facilities and/or our customers' facilities, leading to delayed or cancelled orders.  Any severe travel or shipment restrictions and closures would disrupt our operations and adversely affect our business and results of operations.  We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, the PRC SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas (or "SPV"), or Circular No. 75, and the implementation procedures of such regulations have been further clarified by circular No. 106 issued by the Department of General Affairs of SAFE on May 29, 2007.  Circular No. 75 states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. Our shareholders who are PRC residents as determined by the relevant branch of SAFE have registered with the relevant branch of SAFE with respect to their investments in us and our acquisition of their interests in JA Hebei as currently required.  However, we cannot provide any assurances that their existing registrations have fully complied with, and they will make necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by these SAFE circulars.  The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject these PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary' ability to distribute dividends to our company.

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

On August 8, 2006, six PRC government and regulatory authorities, including the MOFCOM and the China Securities Regulatory Commission (or the "CSRC"), promulgated a rule entitled Interim Provisions on the Takeover of Domestic Enterprises by Foreign Investors  (or the "New M&A Rule"), which became effective on September 8, 2006.  The New M&A Rule, among other things, requires that an offshore SPV, formed for the listing purpose through acquisition of PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market.  Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Tian Yuan Law Firm, advised us that the CSRC approval was not required for our initial public offering and the listing of our ADSs on The Nasdaq Global Market and follow-on offerings.  However, we cannot assure you that the relevant PRC governmental agencies, including MOFCOM and other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel.  If the CSRC or other PRC regulatory body subsequently determines that the CSRC's approval was required for our initial and follow-on offerings and the listing of our ADSs on the Nasdaq Global Market, we may face sanctions by the CSRC or other PRC regulatory agencies.  In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People's Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account.  The Implementation Rules of the Administrative Measures for Individual Foreign Exchange, issued on January 5, 2007 by the SAFE, specify approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan.  On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule.  According to the Share Option Rule, if a PRC citizen participates in any employee stock ownership plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Such PRC citizen's foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individual.  If we or our PRC option holders fail to comply with these regulations, we or our PRC option holders may be subject to fines and other legal or administrative sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options.  Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax.  Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options.  If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Risks Related to Liquidity, the 2008 Convertible Notes Offering and
Our Relationship with the Lehman Entities

We have financed our operations primarily through equity contributions by our shareholders, our initial and follow-on public offerings, a convertible note offering, bank borrowings and cash flow from operations.  However, we may require additional cash in the future and may not be able to secure such cash on favorable terms, if at all.

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

The significant amount and the structure of our offering of senior convertible notes in May 2008 could adversely affect our business, financial condition and results of operations.

We incurred a significant amount of debt and substantial debt service requirements as a result of the May 2008 offering ("2008 Offering") of the 4.5% senior convertible notes issue by us and maturing on May 15, 2013 (the "Senior Notes").  As of December 31, 2009, we had US$228.173 million of indebtedness outstanding.  Our substantial indebtedness could have significant consequences on our future operations, including:

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

Our functional currency is different from the denomination of the Senior Notes and the company's early redemption option is contingent upon its ADS price.  Therefore, in accordance with ASC 815, Derivatives and Hedging, the company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, "Embedded Derivatives") as a freestanding instrument separately in the balance sheet.  The Senior Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Senior Notes over the life of the Senior Notes.  The change in fair value of the Embedded Derivatives and capped call options are recorded in the Consolidated Statements of Operations which may potentially increase the level of our earnings volatility. For additional information, see Note 14 of Notes to consolidated financial statements.

We may incur additional indebtedness.  If we do so, our increased debt service requirements may adversely affect our ability to meet our payment obligations on our currently outstanding Senior Notes and otherwise successfully grow and operate our business.

Legal action against the Lehman Entities in connection with the Lehman Entities' insolvency proceedings could be expensive, time-consuming and ultimately unsuccessful.

We currently have the following business relationships with the Lehman Entities around the world:

1.)	an investment of US$ 100 million in note issued by Lehman Brothers Treasury Co. BV ("Lehman BV") (the "Lehman Note"(1));

2.)	an ADS lending agreement dated as of May 13, 2008 with Lehman Brothers International (Europe) ("LBIE"); and

3.)	a capped call confirmation dated May 13, 2008 with Lehman Brothers OTC Derivatives Inc. ("Lehman OTC") (the "Capped Call").

All of the Lehman Entities are now undergoing insolvency proceedings in various countries.  Therefore, even though the Lehman Note matured in October 2008, the insolvency proceedings prevented the payment of the Lehman Note and our attempts to collect the amounts due on the Lehman Note.  In addition, we are in the process of seeking the return of the ADSs borrowed by LBIE under the ADS lending agreements.  Furthermore, in light of the insolvency proceedings, the Lehman OTC's obligations under the Capped Call may not be enforced and, as a result, are currently under dispute.  During this process, we may incur significant legal expenses and allocate management time and attention to the legal action.  Despite our expense and efforts, however, no assurance can be provided that we will be able to recover any of the shares or monies-owed or be awarded any damages from the Lehman Entities.  For additional information, see Note 14 of Notes to consolidated financial statements.

(1)
Lehman Note.  We have an approximately US$100 million USD 3-Month Lehman Brothers Commodity Alpha Trading Strategies I Excess Return  ("LCMNER") Index-Linked note, issued by Lehman BV and guaranteed by Lehman Brothers Holdings Inc. (or "LBHI").  The Lehman Note is linked to an index of LCMNER.  The maturity date of the Lehman Note was October 9, 2008, with 100% principal protection guaranteed by LBHI.  The Lehman Note and the guarantee rank equally with all unsecured obligations of the issuer and guarantor.  On September 19, 2008, the Amsterdam District Court granted Lehman BV a provisional suspension of payments and subsequently declared Lehman BV bankrupt on October 8, 2008.  The Lehman Note was not repaid by Lehman BV and we have made a full impairment amounting to RMB 686 million against the Lehman Note.  We have filed a claim with the administrators of Lehman BV for recovery of the US$100 million and are working with lawyers to monitor the status of the bankruptcy.  Any portion of its investment that we are able to recover in the future will be recorded as other income.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations.  From the initial listing of our ADSs on the Nasdaq Global Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs have ranged from US$16.30 to US$75.43 per ADS.  Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to the date of this annual report, the closing prices of our ADSs have ranged from US$1.8 to US$25.75 per ADS.  The last reported trading price of our ADSs on April 20, 2010 was US$6.01 per ADS.  The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement.  Under our most current memorandum and articles of association, the minimum notice period required to convene a general meeting will be ten days.  When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter.  In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner.  We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs.  Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.  As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested.  In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

ADS holders' right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2009.  Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC.  While we do not expect to become a PFIC in the current or future taxable years, no assurance can be given because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules. If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in "Taxation – Material U.S. Federal Tax Considerations") would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis.  Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.  For more information see the section titled “Taxation – Material U.S. Federal Tax Considerations - PFIC Considerations”.

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

We undertook a restructuring by incorporating JA Solar Holdings Co., Ltd., or JA Solar, a limited liability company in the Cayman Islands as our listing vehicle, followed by JA Solar's issuance of shares to all existing shareholders of JA BVI in exchange for all of the shares that these shareholders held in JA BVI.  Upon completion of the restructuring in August 2006, JA BVI became a wholly-owned subsidiary of JA Solar, and JA Solar became our ultimate holding company.

In November 2006, we established our subsidiary Shanghai JA Solar Technology Co., Ltd., or JA Fengxian, in Fengxian, Shanghai in the form of a Sino-foreign joint venture limited liability company that is 43.75% owned by JA Hebei and 56.25% owned by JA BVI.  In March 2007, JA BVI and JA Hebei entered into a share transfer agreement, under which JA BVI acquired JA Hebei's 43.75% equity interest in JA Fengxian and became the sole shareholder of JA Fengxian.  In April 2007, JA BVI incorporated a wholly-owned subsidiary in California, U.S.A., JA Solar USA Inc., to engage in after-sales and other related services in the U.S.  In June 2007, JA BVI established JA Solar PV Technology Co., Ltd., a wholly-owned subsidiary, in Zhabei, Shanghai. In November 2007, for purposes of conducting our future operations in Yangzhou, Jiangsu Province, we acquired Yangzhou Jinhong Technology Development Co., Ltd., a shell company established in 2006 but has not yet actively engaged in any operations.  We renamed this entity JA Solar Technology Yangzhou Co., Ltd., which is now wholly owned by JA BVI.  In December 2007, we established another wholly-owned subsidiary in Hong Kong, JA Solar Hong Kong Limited, or JA Hong Kong.  In October 2008, JA Hong Kong incorporated Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd., a wholly owned subsidiary, in Donghai, Jiangsu Province.  In March 2009, JA Yangzhou incorporated Yangzhou JA Solar R&D Corporation Limited, a wholly owned subsidiary, in Yangzhou, Jiangsu Province.  In June 2009, for purposes of our 3MW photovoltaic project in Korea, we acquired Greenhills S.a.r.l. and renamed it JA Solar Luxembourg S.a.r.l., which is now wholly owned by JA Hong Kong.  JA Solar Luxembourg purchased Jindosun Park Inc. in Korea in June 5, 2009.  In November 2009, JA Hong Kong incorporated Yangzhou JA Solar PV Engineering Co. Ltd., a wholly owned subsidiary, in Yangzhou, Jiangsu Province.  In February 2010, for purposes of our business in Europe, JA Luxembour acquired ZETA sechzigste VV GmbH and renamed it JA Solar GmbH.

See also "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures" and "Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds – B. Use of Proceeds."

The following diagram illustrates our corporate structure, the place of formation in the parentheses and the ownership interests of our subsidiaries as of the date of this annual report.

Our principal executive offices are located at No. 36, Jiang Chang San Road, Zhabei, Shanghai, The People's Republic of China.  Our telephone number at this address is (86) 21-60955999 and our fax number is (86) 21-60955727.

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

Overview

We are a leading China-based manufacturer of high-performance solar products as measured by solar cell production in 2009.  We were established in May 2005 and commenced commercial operations in April 2006 with one solar cell manufacturing line of 25 MW per annum.  With our experienced technical and production teams, we reached full production capacity on our first manufacturing line in July 2006 and, by the end of 2009, have increased our cell production capacity to 800 MW per annum.  We expect to expand our name plate cell manufacturing capacity to 1.1 GW by the end of 2010. We generally sell our cell products to solar module manufacturers who assemble and integrate our solar cells into modules and systems that convert sunlight into electricity.  Solar modules and systems that incorporate our products are distributed globally, including to end-customers in Europe, Asia and the Americas.  As part of our business strategy to achieve more vertical integration, we began engaging in module and wafer manufacturing in 2010.

Our Solar Cell Products

We are primarily focused on solar cell design and manufacturing, a stage in the solar power industry value chain that we believe has a significant amount of technology value added which results in higher profit potential and higher barriers to entry.  We design, manufacture and market high-performance solar cells, which are made from specially processed silicon wafers.  Our solar cells are assembled and integrated into solar modules and systems that convert sunlight into electricity through a process known as the photovoltaic effect.  Solar cells are the key components of solar modules.

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

•
Cell Efficiency.  Cell efficiency refers to the ratio of the maximum power output of electric energy released and the light received.  A cell with a higher degree of efficiency (having the same format) generates more electricity.  Efficiency is a key determinant for sale price and therefore affects the profitability margins of the manufacturer.  In 2009, our monocrystalline solar cells generally achieved efficiency levels with an average of up to 17.6% and our multicrystalline solar cells generally achieved efficiency levels with an average of up to 16.2%.  In September 2009, we began working to commercialize a silicon ink technology to further improve the efficiency levels of our solar cells. Cell efficiency is mainly affected by the following factors:

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

•
Cell Thickness.  The thinner a cell, the less polysilicon is generally needed for its production.  This facilitates a cost reduction per cell and the production of more cells from a given amount of polysilicon.  However, thinner cells also tend to be more fragile and have higher breakage rates.  Some of our research and development projects focus on refining process technologies for ultra-thin wafers. The average thickness of the silicon wafers from our suppliers is in the range of 210-170 microns.

Manufacturing Capacity and Facilities

Our current manufacturing facilities are located in Ningjin, Hebei Province and Yangzhou, Jiangsu Province. We are building an additional 210 MW of cell manufacturing capacity in Ningjin, Hebei and Yangzhou, Jiangsu, which we expect will commence production before the end of 2010.

Manufacturing Facility in Ningjin, Hebei

Our main manufacturing center is located in Ningjin, Hebei, where we have 21 operational solar cell manufacturing lines with a total rated manufacturing capacity per annum of 525 MW.

For our manufacturing facilities in Ningjin, Hebei, we lease approximately 106,582 square meters and 7,000 square meters from Jinglong Group and another related company controlled by our chairman, respectively, inside Jinglong industrial park, which houses our manufacturing lines, as well as offices, warehouses and R&D laboratories.  See also "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions."

R&D and Manufacturing Facilities in Yangzhou, Jiangsu

We have established a manufacturing and R&D center in Yangzhou, Jiangsu, where we have installed 11 solar cell manufacturing lines with a total rated manufacturing capacity of 275 MW per annum.  In addition, in March 2009, we established a new R&D center in Yangzhou under our wholly-owned subsidiary, JA Solar Yangzhou R&D.  The new Yangzhou R&D center is located within our original manufacturing and R&D center in Yangzhou and is dedicated to research and development activities.  We lease approximately 10,400 square meters from third parties for our R&D and manufacturing facilities in Yangzhou.

Manufacturing Process

We use a semi-automated manufacturing process to lower our operating costs and capital expenditures.  We intend to optimize automation and manual operations in our manufacturing process to take advantage of our location in China, where the costs of skilled labor and engineering and technical resources tend to be lower than those in developed countries.  The following provides a brief overview of the most important steps in our solar cell manufacturing process:

•
Texturing and cleaning.  The solar cell manufacturing process begins with texturing of the surface of wafers which reduces the solar cell's reflection of sunlight, followed by surface cleaning of the cells.  The texturing process for multicrystalline wafers is slightly different from that for monocrystalline wafers.  However, we believe we are capable of producing multicrystalline solar cells by making certain minor adjustments in our texturing process.

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

Production Equipment

The major manufacturing equipment for solar cell production includes texturing machines, diffusion furnaces, edge isolators, wafer cleaning machines, coating systems, contact printers, co-firing machines and sorting machines.  We purchase our equipment from various recognized equipment manufacturers in China, the United States, Europe and Japan.  We have close relationships with the world's leading equipment manufacturers in the solar power industry and work closely with selected equipment manufacturers to develop and build our solar cell manufacturing lines.  In addition, we have developed technical specifications for the design of certain equipment and engaged manufacturers to construct the equipment in accordance with our specifications.  This custom-made equipment is manufactured locally and used to substitute for certain equipment that we would otherwise be required to import from overseas at a higher cost.  Our technical team is responsible for overseeing the installation of the manufacturing lines to ensure that the interaction between the various individual components and the entire production process is optimized.

Raw Materials and Utilities

Silicon wafers are the most important raw materials to produce solar cells.  Securing an adequate supply of silicon wafers is of great significance for us.  Other than silicon wafers, raw materials for manufacturing solar cells include auxiliary materials such as metal pastes, chemicals and gases.  For these auxiliary materials, we choose our suppliers through a bidding process based on the quality of their materials and the competitiveness of their pricing terms.  We seek to maintain active relationships with multiple suppliers for each of these auxiliary raw materials, and we believe we can readily find alterative sources of supply on terms acceptable to us if any of our current suppliers can not meet our requirements.

Silicon Wafers

Our basic raw material for producing solar cells is silicon wafers, which are sliced from crystalline ingots developed from melted polysilicon.  As such, polysilicon is an essential raw material that is used to make silicon wafers.  The success of our business and our growth strategy depend heavily on securing a sufficient supply of silicon wafers and polysilicon at commercially reasonable prices and terms to meet our existing and planned production capacity.  In past years, in order to better manage our unit costs and to secure adequate supply of silicon wafers, we entered into a number of multi-year supply agreements for silicon wafers and polysilicon in amounts that were expected to meet our anticipated production needs.  For example, we entered into a long-term supply agreement with Jinglong Group that is renewable at the end of 2010 for an additional three-year term and a 72-month supply agreement with GCL beginning in January 2010.

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

As part of our business strategy to achieve more vertical integration and to reduce wafer cost, we have established a wafer manufacturing facility in Donghai, Jiangsu Province under our wholly-owned subsidiary JHY Semiconductor, which has commenced production in 2010.  Initial wafer production capacity for JHY Semiconductor is expected to be 120MW by the end of 2010.  We leased approximately 10,400 square meters for this facility. In April 2009 and September 2009, we obtained the land use right with respect to 86,576 and 133,412 square meters of land, respectively, for our R&D and manufacturing facilities in Donghai. We intend to use these lands for wafer manufacturing.

See also "Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain" and "Item 5. Operating and Financial Review and Prospects – F. Tabular Disclosure of Contractual Obligations."

Utilities

We consume a significant amount of electrical power and water in our production of solar cells.  We have obtained the necessary approvals and/or permits from the relevant PRC governmental authority for our water and electricity usage in our existing manufacturing and R&D centers.

Quality Assurance and Certifications

Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance to ensure the high quality of our solar cell products. We have received an ISO 9001:2008 certification from TüV SüD Management Service GmbH for JA Yangzhou’s quality management system in designing, manufacturing and sale of solar cells. During the manufacturing process, we continuously monitor the quality of our products in process by following procedures including: (i) automatic monitoring and sorting system based on measurement of the efficiency level, breakage rate, and purity level of our solar cell products and (ii) manual inspection of the surface outlook of solar cells.  If any of our solar cell products is damaged, defective, or does not meet other quality standards, it will be sorted out during the monitoring process.

We believe that we have a strong equipment maintenance team with well-trained personnel to oversee the operation of our manufacturing lines to avoid any unintended interruption, and to minimize the regular down time, of such manufacturing lines.  To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with regular job training.

Markets and Customers

We sell our solar cells principally to solar module manufacturers who assemble and integrate our products into modules and systems.  We plan to continue to expand our direct sales in selected overseas markets, including Germany, Spain, Sweden, South Korea and the United States.  Our sales and marketing strategy is to selectively and quickly expand our customer base to include established players in the global solar power industry by (i) establishing long-term relationships with existing customers to develop a loyal customer base, and (ii) expanding our international sales and distribution channels worldwide by selectively adding more sales and marketing personnel.  Over the past year, our strategy has allowed us to successfully grow our international presence to the point that approximately 26% of our total sales revenue in 2009, and approximately 29% of our total sales revenue in the fourth quarter of 2009, were from customers outside China.

For the years ended December 31, 2007, 2008 and 2009, approximately 85.8%, 76.3% and 73.8% of our total sales revenue was made to customers based in China, respectively.

The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2007	2008	2009
	(RMB in millions)
China	2,310.5	4,162.0	2,789.8
Outside China:
Spain	154.8	613.5	57.5
Germany	0.4	144.9	396.9
Rest of the world	228.0	537.9	535.0
	383.2	1,296.3	989.4
Total net revenue	2,693.7	5,458.3	3,779.2

In order to maximize the effective utilization of our production capacity, we also provide cell processing services to some of our customers who supply us with their own wafers and we process these wafers into solar cells that are sold back to them.  For the year ended December 31, 2009, we generated revenues of RMB406.9 million from solar cell processing services.

As an additional service to our customers, we also engage third party OEM producers to assemble the solar cells we produce into solar modules that meet our customers’ requirements.  Beginning in 2010, as part of our business strategy to achieve more vertical integration, we launched our module manufacturing service in Fengxian, Shanghai under our wholly-owned subsidiary JA Fengxian.  For our module manufacturing facilities in Fengxian, Shanghai, we lease approximately 21,000 square meters from Jinglong Group, which houses our module processing facilities, as well as offices, warehouses and R&D laboratories.  See also "Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions."

Intellectual Property

We currently do not own any registered intellectual property rights and we rely on trade secrets and other similar protections.  Dr. Ximing Dai, our former chief technology officer prior to her resignation in December 2007, had contributed to us in 2005, through her wholly-owned company, Australia PV Science & Engineering Co., certain process technology that she had developed for the production of solar cells.  This technical know-how had an implied value of RMB 9.0 million and was counted as part of Dr. Ximing Dai's equity investment in us.  Following Dr. Ximing Dai's resignation, we have continued to improve on such technology.

Competition

The solar power market is intensely competitive and rapidly evolving.  The number of solar power product manufacturers has rapidly increased due to the growth of actual and forecast demand for solar power products and the relatively low barriers to entry. Our competitors include Suntech Power Holdings Co., Ltd. and Trina Solar Limited. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share.  Some of our competitors have become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration.  We expect to compete with future entrants to the photovoltaic market that offer new technological solutions.  Furthermore, many of our competitors are developing or currently producing products based on new photovoltaic technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us.  In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies.  Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do.  Our competitors' greater size and longer operating history in some cases provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices.  Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases.  In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets.  As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can.

See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Sales Channels — We compete in a highly competitive market and many of our competitors have resources greater than ours."

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

The Renewable Energy Law of the People’s Republic of China enacted by China in February 2005 (effective January 1, 2006) sets forth policies to encourage the development and use of solar and other non-fossil fuel renewable energy and their on-grid application. The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. In addition, the Renewable Energy Law also expressly permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects.

Since the enactment of the Renewable Energy Law in 2005, the State Council, the NDRC, the Ministry of Construction, and the Ministry of Finance promulgated a number of directives to encourage the expansion of the renewable energy power generation industry, including the solar industry. These directives established specific measures relating to the pricing of electricity generated by solar and other renewable power generation systems and the sharing of certain costs incurred by solar and other renewable power generation systems by utility end-users. The directives also provide specific allocations of administrative and supervisory powers and responsibilities amongst various relevant government agencies at the national and provincial levels.  Further, the directives stipulate relevant responsibilities among electricity grid companies and power generation companies with a view to the implementation of the renewable energy Law.

In June 2005, China’s Ministry of Construction issued a directive to expand the use of solar energy in residential and commercial buildings and the increased application of solar energy in China’s townships. In addition, China’s State Council promulgated a directive in July 2005 that set forth specific measures to conserve energy resources and encourage exploration, development and use of solar energy in China’s western and rural areas, which had not been covered by electricity transmission grids.

In January 2006, the NDRC, issued two implementing rules relating to the Renewable Energy Law: (1) the Trial Measures on the Administration over the Pricing and Cost Allocation of Renewable Energy Power Generation and (2) the Administrative Regulations Relating to the Renewable Energy Power Generation. These implementing rules, among other things, set forth general policies for the pricing of on-grid power generated by solar and other renewable energy. In addition, on May 30, 2006, the PRC Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy, which provides that the PRC government will establish a fund specifically for the purpose of supporting the development of the renewable energy industry, including the solar energy industry.

On March 3, 2008, the NDRC issued the “11th Five-Year Plan for the Development of Energy Resources,” which announced the PRC government’s support for the development of renewable energy resources in China, including solar power.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, the Ministry of Finance provides subsidies for projects with individual solar installations that are greater that 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline photovoltaic products, more than 14% conversion efficiency for multicrystalline photovoltaic products and more than 6% conversion efficiency for amorphous silicon photovoltaic products, and gives priority support to solar photovoltaic technology integrated into building construction, grid-connected solar photovoltaic building applications and some public photovoltaic building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of buildings with photovoltaic and the technology of photovoltaic products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

On April 16, 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy given out in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of photovoltaic components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of photovoltaic components onto building rooftops and wall surfaces.

Environmental Regulations

We may use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research, development and manufacturing activities. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, the Law of PRC on the Prevention and Control of Noise Pollution and PRC regulations regarding Administration of Construction Project Environmental Protection.

Restrictions on Foreign Businesses and Investments

Catalogue of Industries for Guiding Foreign Investment, updated and effective as of December 1, 2007, is the principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC. Under this regulation, the solar photovoltaic business is listed as an industry where foreign investments are encouraged.

Taxation

See “Item 10. Additional Information. E. Taxation.”

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises, include:

•	Wholly Foreign-Owned Enterprise Law of 2000, as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules of 2000, as amended.

Under the current regulatory regime in China, foreign-invested enterprises in China may only pay dividends out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is also not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise.

Foreign Currency Exchange

China regulates foreign currency exchanges primarily through the following regulations:

•	Regulation of the People’s Republic of China on Foreign Exchange Administration (2000), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Regulation of the People’s Republic of China on Foreign Exchange Administration, foreign currencies are prohibited from circulation and shall not be quoted for pricing or settlement within the territory of the People’s Republic of China, unless otherwise provided for by the State. The Renminbi is convertible for current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE. Foreign exchange receipts for current account transactions may, in accordance with the relevant provisions of the State, be retained or sold to financial institutions conducting foreign exchange settlement and sale operations.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the NDRC.

C.	ORGANIZATIONAL STRUCTURE

For a description of our organizational structure, See "Item 4. Information on the Company — A. History and Development of the Company."

D.	PROPERTY, PLANTS AND EQUIPMENT

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

See also "Item 4. Information on the Company — B. Business Overview — Manufacturing Capacity and Facilities."

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

The following discussion and analysis of our financial condition and results of operations are based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report.  This discussion contains forward-looking statements that involve risks, uncertainties and assumptions.  We caution you that our business and financial performance are subject to substantial risks and uncertainties.  Our actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth in "Item 3. Key Information — D. Risk Factors" and elsewhere in this annual report.

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

We derive revenues primarily from sales of solar cells to solar module manufacturers.  For the year ended December 31, 2009, our revenues and net loss were RMB 3.78 billion and RMB 128.7 million, respectively.

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

•
Industry Demand.  Demand for solar cells is critical to our business and revenue growth.  In the past year, demand for solar cells has become more sluggish due to issues such as the lack of financing caused by the global financial crisis and the reduction of incentives, for example, Spain's 500 MW cap on subsidized solar power.  Furthermore, the past year has seen a significant drop in crude oil prices – a factor that has led to a further decrease in demand for solar cell products.

See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Sales Channels — The execution of our growth strategy is dependent upon the continued availability of financing to our customers as well as third-party financing arrangements for the end-user of our products, and is affected by general economic conditions."

•
Capacity Utilization.  We have expanded our manufacturing capacity from 25 MW to 800 MW per annum since inception.  In order to improve the effective utilization of our production capacity, we have also entered into additional solar cell processing arrangements with customers who have their own wafer supplies where we obtain silicon wafer supplies from these customers, and sell all or a substantial portion of the solar cells manufactured with these wafers back to those customers.

See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Operations — We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively."

•
Price of Silicon Wafers and Related Raw Materials.  The success of our business and our growth strategy depends heavily on acquiring a supply of silicon wafers at commercially reasonable prices and terms that is consistent with our existing and planned production capacity.  We have entered into prepaid long-term supply contracts with suppliers like Jinglong Group  and GCL where, in some instances, these agreements provide for fixed pricing, substantial prepayment obligations and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery.  These prepayment arrangements exposes us to the credit risks of such suppliers and may also significantly increase our costs and expenses, as compared to our competitors, based on factors like fluctuations in the market price for silicon wafers/polysilicon and/or if such arrangements require us to purchase more raw materials than required to meet our actual customer demand (e.g., carrying excess inventory), either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain — Limited competition among suppliers has required us in some instances to enter into long-term, firm commitment supply agreements, including prepayment provisions that could result in excess or insufficient inventory and financial loss placing us at a competitive disadvantage."

•
Pricing of Our Solar Products.  Pricing of solar cells is principally affected by manufacturing costs, including the cost of silicon wafers, as well as the overall demand in the solar power industry.  The average selling price of our solar cells was approximately RMB 22.5, RMB 22.1 and RMB9.0 per watt for the years ended December 31, 2007, 2008 and 2009, respectively.  The decline in average selling price of our solar cells over these periods was mainly due to the significant decline in silicon wafer cost, our key raw materials, increased competition, and changes in other market conditions.  We expect the prices of products in solar value change, including our own products, over time to continue to decline due to increased supplies, reduced manufacturing costs and industry pursuit to grid parity of traditional forms of electricity.

See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain —Fluctuation in the price of polysilicon, increased competition, the global economic crisis and other changing market conditions may cause further decline in the demand and average selling prices of solar cells and may continue to increase the level of our earnings volatility and reduce our profitability."

•
Technology Improvement.  Solar power companies, including us, are continuously pursuing technology improvements in an effort to increase conversion efficiencies.  We intend to further enhance our research and development efforts on process technologies in solar cell production which can increase conversion efficiency of solar cells and reduce production costs.

See "Item 3. Key Information — D. Risk Factors — Risks Related to Technology and Intellectual Property."

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

Revenue recognition

Revenue recognition for solar cells and modules (hereafter "solar products")

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

•
Some shipping terms are EXW, at which point we deliver goods at our own place of business and all other transportation costs and risks are assumed by the customer.  Some shipping terms are CIF destination point.  At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership.  Some shipping terms are FOB shipping point from our premises.  At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership.

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

Fair Value of Financial Instruments

We adopted the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Before January 1, 2009, our adoption of ASC 820 was limited to our financial assets and financial liabilities.  We do not have any nonfinancial assets or nonfinancial liabilities that we recognize or disclose at fair value in our financial statements on a recurring basis.  ASC 820 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs.  Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the company measures the fair value of financial instruments, including cash and cash equivalents, restricted cash, available-for-sale securities, trading security and derivative assets and liabilities, based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data.  Pricing information the company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements.  When observable market prices are not readily available, the company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods.  In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the company's evaluation of those factors changes.  Although the company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique.  In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the company's consolidated assets, liabilities, stockholders' equity (deficit) and net income or loss.

Allowance for doubtful accounts.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends.  We recorded RMB nil, RMB 24.7 million and RMB 41.1 million for doubtful accounts as of December 31, 2007, 2008 and 2009.  If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

Advances to suppliers.  Consistent with industry practice, we make short-term and long-term advances from time to time to secure our raw material needs of silicon wafers, which are then offset against future purchases.  We do not require collateral or other security against our advances to our related or third party suppliers.  We continually assess the credit quality of our suppliers and the factors that affect the credit risk.  If there is deterioration in the credit worthiness of our suppliers, we will provide for such losses on these advances.  We recorded RMB nil, RMB 18.6 million and RMB 52.0 million for potential losses against supplier advances as of December 31, 2007, 2008 and 2009.  If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required.

Inventory Valuation.  Inventory is valued at the lower of cost or market value.  Cost of inventories is determined by the weighted-average cost method.  Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.  Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions.  The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors.  The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results.  If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold.  We recorded RMB nil, RMB 78.0 million and RMB 122.2 for inventory valuation as of December 31, 2007, 2008 and 2009.

Impairment of long-lived assets.  We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not recoverable.  Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

Share-based compensation.  We account for the grant of employees share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires all share-based payments to employees and directors, to be recognized in the financial statements based on their grant date fair values.

The compensation expense is recognized over the applicable service period in accordance with the guidance provided by ASC 718,   which provides a graded vesting method over the vesting periods of the share options.  The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method.

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

The assumptions used in calculating the fair value of share-based awards and related share-based compensation represent management's best estimations, but these estimates involve inherent uncertainties and the application of management judgment.  As a result, if factors change or we utilize different assumptions, our share-based compensation expense could be materially different for any period.

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

Grants to Non-Employees

We account for equity instruments issued to the non-employee consultant in accordance with the provisions of ASC505-50 Equity Based Payments to Non-Employees All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is complete.  We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate.  However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded which would have resulted in either an increase or decrease in the compensation expense.

Income taxes.  We account for income taxes under the asset and liability method.  We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards.  We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.  A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.  We recorded valuation allowances to reduce our net deferred tax assets to the amount of RMB2.1 million, RMB 13.4 million and RMB 49.0 million as of December 31, 2007, 2008 and 2009, respectively.  We have adopted the provisions of ASC 740, Income Taxes. We have performed assessment on our tax positions related to ASC 740, and concluded that the adoption of ASC 740 did not have any material impact on our financial position as of December 31, 2009.

Product warranties.  It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with either a two-year or five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. In addition, we usually provide the same warranty for solar modules assembled for third party OEM companies.  We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. We accrue 1.0% of our net revenues from sales of solar modules as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Due to zero warranty claims to date, we accrue the estimated costs of warranties based primarily on our own history, industry data and an assessment of our competitors' accrual history. Through our relationships with, and management's experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies' accrued warranty costs, we believe that accruing 1.0% of our net revenues from sales of solar modules as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. We have not experienced any material warranty claims to date in connection with declines of the power generation capacity of our solar modules. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Short term investments.

The company accounts for short-term investments in accordance with ASC 320, Investments-Debt and Equity Securities.  The company classifies the short-term investments in debt and equity securities as "held-to-maturity", "trading" or "available-for-sale", whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments.  Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.  Trading securities are reported at fair value with unrealized gains and losses included in investment income.  The company does not have investments classified as held-to-maturity.

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

For the year ended December 31, 2008, the Company has provided a full impairment amounted to RMB 686.3 million against its investment in the 3-Month LCMNER Index-Linked Note (the "Note") issued by Lehman Brothers Treasury Co. B.V. ("Lehman Treasury") incorporated in the Netherlands, guaranteed by Lehman.  For the year ended December 31, 2009, the Company has not recorded any impairment on short-term investments.

Revenues

Our revenues for the years ended December 31, 2007, 2008 and 2009 and as a percentage of our total revenues over the same period are as follows:

	Year ended December 31,
	2007		2008		2009
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Solar products to third parties	2,532.4	94.0%	4,794.0	87.8%	3,367.1	89.1%
Solar products to related parties	62.2	2.3%	508.0	9.3%	5.2	0.1%
Solar cells processing	99.1	3.7%	156.3	2.9%	406.9	10.8%
Total Revenues	2,693.7	100.0%	5,458.3	100.0%	3,779.2	100.0%

We derive revenues primarily from sales of solar cell products to solar module manufacturers, who then assemble and integrate our products into modules and systems.  For the year ended December 31, 2007, we sold a substantial portion of our products to a limited number of customers, primarily module manufacturers based in China.  However, in 2008 and 2009, we increased our number of overseas customers and expanded our overall customer base where, for the year ended December 31, 2008 and 2009, approximately 23.7% and 26.2% of our total sales were to customers outside of China.  For the year ended December 31, 2007, 2008 and 2009 sales to our largest customer represented approximately 18.9%, 13.4% and 11.4% of our total revenues, respectively.  For the year ended December 31, 2007, 2008 and 2009, sales to our three largest customers represented approximately 41.1%, 32.1% and 29.2% of our total revenues, respectively.  Our three largest customers were all unrelated third parties.  Sales to our top ten customers accounted for approximately 78.8%, 74.1% and 55.5% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.  We believe most of the solar modules incorporating our solar cell products are distributed globally.

The average selling price of our solar cell products has declined in 2009 due to, a large extent, the decline in cost of silicon wafer, a global economic slowdown, an increased supply of solar cells, increased competition, and changes in other market conditions.  We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies, reduced manufacturing costs and industry pursuit to grid cost parity of traditional forms of electricity.

For the year ended December 31, 2009, our revenues also included revenues from solar cell processing services which amounted to approximately RMB 406.9 million, or 10.8% of our total revenues.  We provide solar cell processing services to customers who have their own wafer supplies.  We provide solar cell processing services to customers mainly to utilize our excess production capacities when our wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities.  For the year ended December 31, 2009, our revenues also included revenues from sales of solar modules which amounted to approximately RMB 82.6 million, or 2.2% of our total revenues.  For the year ended December 31, 2009, we sold approximately 6.0 MW of solar modules under these solar module contracts.  We accrued 1.0% of our net revenues as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Because we have zero warranty claims to date, we accrue the estimated costs of warranties based primarily on our own history, industry data and an assessment of our competitors' accrual history.

Cost of Revenues and Operating Expenses

For the year ended December 31, 2009, our cost of revenues and our operating expenses as a percentage of our total revenues were 87.3% and 10.3%, respectively as compared to 81.8% and 5.5%, respectively, for the year ended December 31, 2008, and 77.7% and 5.7%, respectively, for the year ended December 31, 2007.  Our cost of revenues primarily consists of silicon wafers, other direct raw materials and other cost of revenues.  The following table sets forth the amounts of our cost of silicon wafers and other cost of revenues and each of them as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Silicon wafers	1,884.6	90.1%	3,991.4	89.4%	2,546.0	77.2%
Other	208.2	9.9%	474.9	10.6%	753.3	22.8%

Total cost of revenues	2,092.8	100.0%	4,466.3	100%	3,299.3	100%

Silicon wafers.  Silicon wafers are the most important raw material of our solar cell products.  For the years ended December 31, 2007, 2008 and 2009, cost of silicon wafers accounted for approximately 90.1%, 89.4% and 77.2% of our cost of revenues, respectively.  The decrease in percentage of silicon wafer cost in cost of revenues in 2009 is primarily due to the significant decrease in the poly price from the fourth quarter of 2008.  We expect that the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the foreseeable future despite the recent decrease in price of silicon wafers and polysilicon.

Other.  Other cost of revenues consists primarily of other direct raw materials used in the manufacturing of solar cell products, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses, overhead expenses, as well as outsourcing costs and warranty expenses related to our solar module business.  For the years ended December 31, 2007, 2008 and 2009, other cost of revenues accounted for approximately 9.9%, 10.6% and 22.8% of our cost of revenues, respectively.  The increase in other cost of revenues from December 31, 2008 to 2009 is primarily attributable to the increase of shipments in 2009.

Our operating expenses consist of selling, general and administrative expenses and research and development expenses.  The following table sets forth the components of our operating expenses and each of them as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Selling, general and administrative expenses	150.3	97.3%	271.5	90.5%	343.3	88.4%
Research and development expenses	4.2	2.7%	28.5	9.5%	45.1	11.6%

Total operating expenses	154.5	100%	300.0	100%	388.4	100%

Selling, general and administrative expenses.

Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel.  General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, share-based compensation, business travel expenses and professional services expenses.  Our selling, general and administrative expenses accounted for 97.3%, 90.5% and 88.4% of our total operating expenses for the years ended December 31, 2007, 2008 and 2009, respectively.  We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base in China and abroad.  We also expect general and administrative expenses to increase in absolute terms as a result of the expansion of our business.

In 2007, 2008 and 2009, we granted options to purchase 6,909,000, 6,132,000 and 1,013,000 ordinary shares, respectively, to a number of our directors, employees and consultants.  See "Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plans."  Our share-based compensation expenses relating to our option grants and stock awards have had a material and adverse effect on our reported earnings for the years ended December 31, 2007, 2008 and 2009.  We recognized a share-based compensation charge of RMB 91.6 million, RMB113.2 million and RMB 96.2 million for the years ended December 31, 2007, 2008 and 2009, respectively.  The above charges are net of forfeiture reversal amounts of RMB 4.8 million, RMB 59.6 million and RMB 49.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.  Share based compensation expenses are amortized over the vesting period of these options ranging from two to four years starting from the grant date.

Research and development expenses

Research and development expenses primarily consist of research materials, compensation and benefits for research and development personnel.  Research and development expenses are expensed when incurred.  Our research and development expenses accounted for 2.7%, 9.5% and 11.6% of our total operating expenses for the years ended December 31, 2007, 2008 and 2009, respectively.  We believe that research and development is critical to the success of our business and as a result, we intend to increase our investments in research and development.  As part of our business strategy, we are increasing our research and development efforts in China.

Interest (Income) Expense, net

We generated net interest income of RMB 56.0 million in 2007.  We generated interest income of RMB 42.6 million and RMB 12.0 million and incurred interest expense of RMB 160.5 million and RMB 213.6 million for the year ended December 31, 2008 and 2009 respectively.  Our net interest expense in 2008 and 2009 was primarily the interest related to the Senior Notes.  The interest expense recognized for interest payable to Senior Notes holders was RMB 75.4 million and RMB 88.7 million for the year ended December 31, 2008 and 2009 respectively.  The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 81.8 million and RMB 104.2 million for the year ended December 31, 2008 and 2009 respectively.  Other interest expenses were RMB 3.3 million and RMB 20.7 million for the year ended December 31, 2008 and 2009 respectively.

Foreign Exchange Gain (Loss)

We incurred foreign exchange losses of RMB 112.8 million and RMB 127.4 million in 2007 and 2008 respectively.  We generated foreign exchange gain of RMB 10.1 million in 2009.  The exchange losses were incurred because a significant portion of our monetary assets and liabilities are denominated in US dollars and Euros, which depreciated in 2007 and 2008 relative to the RMB.  Fluctuations in currency exchange rates may continue to have a significant effect on our financial results.

Taxation

We are a tax exempted company incorporated in the Cayman Islands, and under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain.  Our subsidiary JA BVI is a business company incorporated in the British Virgin Islands; under current laws of the British Virgin Islands, JA BVI is not subject to tax on income or capital gain.

In accordance with the PRC's FEIT Law and the related implementation rules, FIEs, established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income.  Our operating subsidiary, JA Hebei, was established as a FIE in the PRC and is thus subject to PRC enterprise income tax of 33%.  The PRC government has provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures.  Under the FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities.  Specifically, with respect to income generated by assets acquired by JA Hebei during the fiscal years 2005 and 2006, JA Hebei has received approval from the relevant tax authorities for a separate two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010; with respect to income generated by assets newly acquired by JA Hebei during 2007, JA Hebei will receive a two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011, which however, maybe subject to PRC central government's further policies, decision or rulings.

In March 2007, the National People's Congress of China enacted a new CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law.  The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions.  The CIT Law provides a 5-year transition period to FIEs, during which they are permitted to grandfather their existing preferential tax treatment until such treatment expires in accordance with its current terms.  In December 2007, the State Council promulgated the Transition Period Implementation Rules.  In general, the CIT Law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period.  However, the CIT Law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired through new capital injection made to a qualified entity after March 16, 2007, the date of enactment of the new CIT Law.  If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after March 16, 2007 does not qualify for a separate "two plus three" tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei could increase for 2008 and 2009 In addition, when our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei's income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

Our operating subsidiaries, JA Fengxian and JA Yangzhou both had cumulative losses as of December 31, 2008 and their tax holidays were deemed to commence in 2008 and can be utilized until expiry pursuant to the new CIT law.  JA Fengxian and JA Yangzhou are subject to the uniform rate of 25% from 2008 onwards.

Our operating subsidiary, JA Zhabei, which is not a production-oriented enterprise, is subject to the uniform rate of 25% from 2008 onwards and not entitled to the tax holiday.

Our operating subsidiaries, JA Lianyungang, JA Yangzhou R&D and JA Yangzhou PV, which were established after 2008, are not entitled to the tax holiday, and are subject to the uniform rate of 25%.

The CIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income.  Under the implementation regulations for the CIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

Under the CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC.  Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.  If we are considered a PRC "resident enterprise," it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax.  It is also unclear whether, if we are considered a PRC "resident enterprise," holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations.  According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.  If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases.

Recently Pronounced Accounting Standards

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value.  The fair value measurement of a liability assumes transfer to a market participant on the measurement date, not a settlement of the liability with the counterparty.  ASU 2009-05 describes various valuation methods that can be applied to estimating the fair values of liabilities, requires the use of observable inputs and minimizes the use of unobservable valuation inputs.  ASU 2009-05 is effective for the fourth quarter of 2009.  The adoption of ASU 2009-05 did not have a material impact on our financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing.  ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options.  ASU 2009-15 is effective for fiscal years beginning on or after December 31, 2009, with retrospective adjustment.  The Company is currently evaluating the impact of the adoption of ASU 2009-15 on measurement of its convertible debt.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.  ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controller through voting (or similar rights) should be consolidated.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement.  ASU 2009-17 is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity.  Early adoption is not permitted.  We do not expect that the adoption of ASU 2009-17 will have a material impact on our financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.  This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements.  ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted.  We do not expect that the adoption of ASU 2010-06 will have a material impact on our financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU 2010-09 to amend ASC 855, Subsequent Events . ASC 855, which was originally issued by the FASB in May 2009, provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. As a result of ASU 2010-09, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements, either in originally issued financial statements or reissued financial statements. ASC 855 was effective for interim and annual periods ending after June 15, 2009, and ASU 2010-09 is effective immediately. We have evaluated subsequent events in accordance with ASU 2010-09.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	%
Income Statement Data:
Total revenues	2,693.7	100.0%	5,458.3	100%	3,779.2	100%
China	2,310.5	85.8%	4,162.0	76.3%	2,789.8	73.8%
Outside China	383.2	14.2%	1,296.3	23.7%	989.4	26.2%
Cost of revenues	(2,092.8)	(77.7)%	(4,466.3)	(81.8)%	(3,299.3)	(87.3)%

Gross profit	600.9	22.3%	992.0	18.2%	479.9	12.7%

Selling, general and administrative expenses	(150.3)	(5.5)%	(271.5)	(5.0)%	(343.3)	(9.1)%
Research and development expenses	(4.2)	(0.2)%	(28.5)	(0.5)%	(45.1)	(1.2)%

Total operating expenses.	(154.5)	(5.7)%	(300.0)	(5.5)%	(388.4)	(10.3)%

Income from operations	446.4	16.6%	692.0	12.7%	91.5	2.4%

Impairment on available-for-sale securities	—	—	(686.3)	(12.6%)	-	-
Change in fair value of Derivatives	—	—	564.0	10.3%	(49.1)	(1.3)%
Convertible notes buyback gain	—	—	203.5	3.7%	22.9	0.6%
Interest expense	(6.6)	(0.2)%	(160.5)	(2.9)%	(213.6)	(5.7)%
Interest income.	62.6	2.3%	42.6	0.8%	12.0	0.3%
Foreign exchange gain/(loss)	(112.8)	(4.2)%	(127.3)	(2.4)%	10.1	0.3%
Investment loss	—	—	(28.6)	(0.5)%	(2.3)	(0.1)%
Other income	5.2	0.2%	3.6	0.1%	7.8	0.2%

Income/(Loss) before income taxes	394.8	14.7%	503.0	9.2%	(120.7)	(3.2)%
Income tax benefit/ (expenses)	5.6	0.2%	(23.9)	(0.4)%	(8.0)	(0.2)%
Net income/(loss)	400.4	14.9%	479.1	8.8%	(128.7)	(3.4)%

Preferred shares accretion	(0.5)	(0.02)%	—	—	—	—
Allocation of net income to participating preferred shareholders	(1.7)	(0.1)%	—	—	—	—

Net income/(loss) available to ordinary shareholders.	398.2	14.8%	479.1	8.8%	(128.7)	(3.4)%

Operating Data:
Products sold (in million units)	54.8	—	111.2	—	167.4	—
Products sold (in MW)	132.9	—	277.4	—	508.8	—
Average selling price per watt	22.5	—	22.1	—	9.0	—

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Total revenues.  Our total revenues decreased significantly from RMB 5,458.3 million in 2008 to RMB 3,779.2 million in 2009.  The decrease was due primarily to the decrease in average selling price per watt from RMB 22.1 per watt in 2008 to RMB 9.0 per watt in 2009, which was due to the market conditions as well as a significant drop in the cost of silicon wafers, our key raw material.  The annual shipment, on the other hand, increased significantly from 277MW to 509MW, which was primarily due to the increase in our manufacturing capability and strong market demand for our products.

Our total revenues from sales in China decreased from RMB 4,162.0 million in 2008 to RMB 2,789.8 million in 2009, which was in line with the decrease in revenue as described above.  Same as previous years, we sold majority of our photovoltaic cells to photovoltaic module manufacturers in China.  As a result of our ongoing efforts in diversifying our customer base and reaching out to customers outside of China,  our revenues from sales in China, as a percentage of our total revenues, decreased from 76.3% in 2008 to 73.8% in 2009.  Correspondingly, our sales outside China, with Germany being the largest market, increased both in dollar amounts and as a percentage of our total revenues.

Cost of Revenues.  Our cost of revenues decreased significantly from RMB 4,466.3 million in 2008 to RMB 3,299.3 million in 2009.  The decrease in our cost of revenue was due primarily to the decrease in the average cost of silicon wafers in 2009 over 2008.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit decreased from RMB 992.0  million in 2008 to RMB 479.9 million in 2009.  Due to fluctuations in the price of silicon wafers, which is the primary raw material in our production of solar cells, as well as a decrease in the average selling price of solar cells, our gross margin decreased from 18.2% in 2008 to 12.7% in 2009.

Total Operating Expenses.  Our total operating expenses increased from RMB 300.0 million in 2008 to RMB 388.4 million in 2009.  The increase in our total operating expenses was due primarily to significant increases in our selling, general and administrative expenses associated with our increased production, increased efforts to grow overseas markets, as well as an increase in our research and development expenses.  Total operating expenses as a percentage of our total revenue increased from 5.5% in 2008 to 10.3% in 2009.

•
Selling,General and Administrative Expenses.  Our selling, general and administrative expenses increased from RMB 271.5 million in 2008 to RMB 343.3 million in 2009, and as the percentage of our total revenues also increased from 5.0% in 2008 to 9.1% in 2009.  The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses and marketing expenses associated with our increased sales volume, an increased amount of salary and benefits paid to our sales, marketing and administrative personnel as a result of increased headcount, as well as share-based compensation expenses of RMB 96.2 million relating to our stock options granted to certain employees.  The above share based compensation expenses were net of forfeiture reversal amounts of RMB 59.6 million and RMB 49.6 million for the years ended December 31, 2008 and 2009, respectively.

•
Research and Development Expenses.  Our research and development expenses increased from RMB 28.5 million in 2008 to RMB 45.1 million in 2009 and increased as a percentage of our total revenues from 0.5% in 2008 to 1.2% in 2009.  The increase in our research and development expenses was due primarily to greater research and development activities undertaken by the Company.  Our research and development has primarily focused on improving and optimizing our solar manufacturing process based on certain proprietary know-how.

Change in fair value of derivatives.  Our changes in fair value of derivatives decreased from a gain of RMB 564.0 million in 2008 to a loss of RMB 49.1 million in 2009.  The charge reflects fair value changes associated with our derivative assets and liabilities for the year ended December 31, 2008 and 2009, respectively, where the Company recognized a loss from the change in fair value of derivatives resulting from the appreciation in the Company’s stock price in 2009.

Convertible notes buyback gain.  Convertible notes buyback gain decreased from RMB 203.5 million in 2008 to RMB 22.9 million  in 2009.  The gain was occurred because we bought back portion of our convertible notes at prices below par in 2008 and 2009 respectively.

Interest (Income) Expense, net.  We incurred net interest expense of RMB 117.9 million and RMB 201.6 million in 2008 and 2009 respectively.  Our net interest expense was primarily related to our interest paid on the Senior Notes.  The interest expense recognized for interest payable to Senior Notes holders was RMB 75.4 million and RMB 88.7 million for the year ended December 31, 2008 and 2009 respectively.  The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 81.8 million and RMB 104.2 million for the year ended December 31, 2008 and 2009 respectively.  Other interest expenses were RMB 3.3 million and RMB 20.7 million for the year ended December 31, 2008 and 2009 respectively.  The increase in other interest expenses was mainly due to the increase in bank borrowings in 2009.  The interest income incurred in 2008 and 2009 were RMB 42.6 million and 12.0 million respectively.

Other Income (Expense).  Our other income increased from RMB 3.6 million in 2008 to RMB 7.8 million in 2009.  The increase in our other income was due primarily to an increase in the payments received from the depositary of our ADSs at the Bank of New York.

Foreign Exchange Gain (Loss).  We incurred foreign exchange losses of RMB 127.3 million in 2008 and a gain of RMB 10.1 million in 2009.  The exchange losses were incurred in 2008 because a significant portion of our monetary assets and liabilities are denominated in U.S. dollars and Euros, which were depreciated against the Renminbi in 2008.

Tax Expense.  We incurred tax expenses of RMB 23.9 million and RMB 8.0 million in 2008 and 2009 respectively.  The decrease in tax expense was due to less taxable income in 2009 as a result of less revenue generated which more than offset the increase in our effective tax rates.

Net Income (loss).  As a result of the cumulative effect of the above factors, we generated net income of RMB 479.1 million in 2008 and incurred loss of RMB 128.7 million in 2009.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

Total revenues.  Our total revenues increased significantly from RMB 2,693.7 million in 2008 to RMB 5,458.3 million in 2008.  This increase was due primarily to an increase in our manufacturing capability and corresponding increase in sales volume of our products, driven by strong market demand for our products and offsetting a decline in the average selling price of our products, the decrease in global demand for solar products following the global financial crisis, and the decrease in demand for solar products resulting from Spain's announcement that it will cap its subsidy for solar power at 500 MW for 2009.  In addition, our revenues were bolstered by our increased third party cell processing activities.  We sold an aggregate of 277 MW of solar products in 2008 (consisting of 220.2 MW of solar cells we produced, 40.7 MW of solar cells we processed for other third parties and 16.5 MW of solar modules we engaged third parties to assemble for our customers) as compared to 133 MW of solar products in 2007.

Our total revenues from sales in China increased from RMB 2,310.5 million in 2007 to RMB 4,162.0 million in 2008, as we sell most of our photovoltaic cells to photovoltaic module manufacturers in China.  As a result of our ongoing efforts in diversifying our customer base and reaching out to customers outside of China, however, our revenues from sales in China, as a percentage of our total revenues, decreased from 98.4% in 2006 and 85.8% in 2007 to 76.3% in 2008.  Correspondingly, our sales outside China, with Spain and Japan being the two largest markets, increased both in dollar amounts and as a percentage of our total revenues.

Cost of Revenues.  Our cost of revenues increased significantly from RMB 2,092.8 million in 2007 to RMB 4,466.3million in 2008.  The increase in our cost of revenue was due primarily to the increased quantity of silicon wafers needed and the increase in the average cost of silicon wafers in 2008 over 2007 despite the eventual decrease in the average cost of silicon wafers towards the end of 2008.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased from RMB 600.9 million in 2007 to RMB 992.0 million in 2008.  Due to fluctuations in the price of silicon wafers, which is the key raw material in our production of solar cells, as well as a decrease in the average selling price of solar cells, an inventory provision of RMB 78.0 million recorded in the fourth quarter of 2008, our gross margin decreased from 22.3% in 2007 to 18.2% in 2008.

Total Operating Expenses.  Our total operating expenses increased from RMB 154.5 million in 2007 to RMB 300.0 million in 2008.  The increase in our total operating expenses was due primarily to significant increases in our selling, general and administrative expenses associated with our increased production, increased efforts to grow in the overseas market, as well as an increase in our research and development expenses.  Total operating expenses as a percentage of our total revenue decreased from 5.7% in 2007 to 5.5% in 2008 as we improved our operating efficiency with an increased production capacity.

•
Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased from RMB 150.3 million in 2007 to RMB 271.5 million in 2008, but decreased as a percentage of our total revenues from 5.5% in 2007 to 5.0% in 2008.  The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses, advertising expenses and warranty accrual associated with our increased product sales, an increased amount of salary and benefits paid to our sales and marketing personnel as a result of increased headcount, as well as share-based compensation expenses of RMB 113.2 million relating to our stock options granted to certain employees and consultants.  The above share based compensation expenses are net of  forfeiture reversal amounts of nil, RMB 4.8 million, and RMB 59.6 million for the period from the years ended December 31, 2006, 2007 and 2008, respectively.

•
Research and Development Expenses.  Our research and development expenses increased from RMB 4.2 million in 2007 to RMB 28.5 million in 2008 and increased as a percentage of our total revenues from 0.2% in 2007 to 0.5% in 2008.  The increase in our research and development expenses was due primarily to increases in material costs related to our increased research and development activities.  Our research and development has primarily focused on: improving and optimizing our solar manufacturing process based on certain proprietary know-how.

Impairment on available-for-sale securities.  Our impairment on available-for-sale securities increased from nil in 2007 to RMB 686.3 million in 2008.  The impairment was provided for our investment in the Note issued by Lehman Treasury purchased in 2008.  For additional information, see Note 4 of Notes to consolidated financial statements.

Change in fair value of derivatives.  Our changes in fair value of derivatives increased from nil in 2007 to RMB 564.0 million in 2008.  The charge reflects fair value changes associated with our derivative assets and liabilities for the year ended December 31, 2008.

Convertible notes buyback gain.  Convertible notes buyback gain increased from RMB nil in 2007 to RMB 203.5 million in 2008.  The gain was occurred because we bought back portion of our convertible notes at prices below par in 2008.

Interest (Income) Expense, net.  We generated net interest income of RMB 56.0 million in 2007 and incurred net interest expense of RMB 117.9 million in 2008.  Our net interest expense in 2008 was primarily interest paid on the Senior Notes.  The interest expense recognized for interest payable to Senior Notes holders was RMB 75.4 million for the year ended December 31, 2008.  The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 81.8 million for the year ended December 31, 2008.  Other interest expenses were RMB 3.3 million in 2008. The interest income incurred in 2007 and 2008 were RMB62.6 million and RMB42.6 million, respectively.

Other Income (Expense).  Our other income decreased from RMB 5.2 million in 2007 to RMB 3.6 million in 2008.  The decrease in our other income was due primarily to a decrease in the payments received from the depositary of our ADSs at the Bank of New York.

Foreign Exchange Gain (Loss).  We incurred foreign exchange losses of RMB 112.8 million in 2007 and RMB 127.4 million in 2008.  The exchange losses were incurred because a significant portion of our monetary assets and liabilities are denominated in U.S. dollars and Euros, which continued to depreciate against the Renminbi in 2008.

Tax Benefit (Expense).  We incurred tax expenses of RMB 23.9 million in 2008, as compared to tax benefits of RMB 5.6 million generated in 2007.  The increase in tax expense was due to an increase in effective tax rates due to 2007 was the last year JA Hebei was entitled to tax exemption.

Net Income.  As a result of the cumulative effect of the above factors, our net income increased from RMB 400.4 million in 2007 to RMB 479.1 million in 2008.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Offering of the Senior Notes, short-term and long-term bank borrowings and cash flow from operations.  As of December 31, 2007, December 31, 2008, and December 31, 2009, we had RMB 1.15 billion, RMB 1.58 billion and RMB 1.91 billion, in cash and cash equivalents and restricted cash, respectively.  Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds.  Restricted cash represents amounts temporarily held by banks, which are not available for the company's use, as security for issuance of letters of credit.  As of December 31, 2007, December 31, 2008 and December 31, 2009, we had RMB 200 million, RMB 490.0 million and RMB 10 million, in outstanding short-term bank borrowings, respectively.  As of December 31, 2007, December 31, 2008 and December 31, 2009, we had RMB nil, RMB nil and RMB 680 million, in long-term bank borrowings.  In addition, the unused lines of credit were RMB 730 million as of December 31, 2009.  These facilities contain no specific renewal terms and require no collateral.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business.  We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments.  Our prepayments to suppliers increased from  RMB 1.8 billion as of December 31, 2007 to RMB 2.6 billion  as of December 31, 2008 primarily due to our desire to secure adequate wafer supplies for our expanded manufacturing capacity in 2008 but decreased slightly from RMB 2.6 billion as of December 31, 2008 to RMB 2.3 billion as of December 31, 2009 as a combined result of utilization of prepayments previously made as well as additional prepayments made to secure adequate wafer supplies for our expanded manufacturing capacity in 2009.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(in millions)
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(1,146.5)	(1,289.2)	1,129.1
Net cash used in investing activities	(1,641.6)	(419.4)	(557.2)
Net cash provided by/(used in) financing activities	3,519.6	2,610.3	(242.8)
Effect of exchange rate changes on cash and cash equivalents	(91.3)	(94.9)	(4.7)
Net increase in cash and cash equivalents	640.2	806.8	324.4
Cash and cash equivalents at the beginning of the year	95.8	736.0	1,542.8
Cash and cash equivalents at the end of the year	736.0	1,542.8	1,867.2

Operating Activities.  Net cash used in operating activities for the years ended December 31, 2007 and 2008 totaled RMB 1,146.5  million and RMB 1,289.2 million, respectively.  Net cash provided by operating activities for the year ended December 31, 2009 totaled RMB 1,129.1 million.  Net cash provided by operating activities for the year ended December 31, 2009 were primarily affected by decreases in advances to related party suppliers  of RMB 261.4 million, increase in accounts payable of RMB 249.9 million, increases in inventory (net) of RMB 49.2 million, increase in notes  receivables of RMB 119.8 million, the change in value of Embedded Derivatives and the capped call option of RMB 49.1 million; gains from the senior convertible notes buyback of RMB 22.9  million, disposal of trading security of RMB 353.6  million and depreciation and amortization of RMB178.8 million.  The total cashflows provided by operating activities for the year ended December 31, 2009 disclosed in the press release dated February 11, 2010, did not include cash received from disposal of trading securities of RMB 353.6 million.  Net cash used in operating activities for the year ended December 31, 2008 were primarily affected by increases in advances to third party suppliers (net) of RMB 759.3 million, increases in inventory (net) of RMB 434.7 million, increase in accounts receivables from third party customers (net) of RMB 303.2 million, the change in value of Embedded Derivatives and the capped call option of RMB 564.0 million; gains from the senior convertible notes buyback of RMB 203.5 million, acquisition of trading security of RMB 353.6 million and depreciation and amortization of RMB 88.2 million. Net cash used in operating activities for the year ended December 31, 2007 were primarily affected by increases in advances to third-party suppliers of RMB 1.4 billion and decreases in accounts receivable from third-party customers of RMB 18.9 million, an increase in accounts payable of RMB 9.0 million, exchange loss of RMB 90.7 million, share-based compensation expenses of RMB 91.6 million and depreciation and amortization of RMB 34.1 million.

Investing Activities.  Net cash used in investing activities for  the years ended December 31, 2007, 2008 and 2009 amounted to RMB  1,641.6 million, RMB  419.4 million and RMB 557.2 million, respectively, primarily as a result of purchases of property and equipment and changes in restricted cash balances in each of the periods.

Financing Activities.  Net cash provided by financing activities for the years ended December 31, 2007 and 2008 were RMB 3,519.6 million and RMB 2,610.3 million, respectively.  Net cash used in financing activities for the year ended December 31, 2009 were RMB 242.8 million.  Net cash used in financing activities for the year ended December 31, 2009 consisted of  repurchase of convertible notes of RMB 459.6 million, repayment of bank borrowings of RMB 520.0 million and proceeds from bank borrowings of RMB 720.0 million.  Net cash provided by financing activities for the year ended December 31, 2008 consisted of RMB 2.7 billion from our 2008 Offering of the Senior Notes.  Net cash provided by financing activities for the year ended December 31, 2007 consisted of RMB 3,341.0 million from net proceeds from our initial public offering in February 2007 and our follow-on offering in October 2007.  Our bank borrowings outstanding as of December 31, 2009 bore average interest rates of 3.69% in 2009.  These borrowings generally have terms of six months to three years and expire at various times.  These loans were borrowed from various financial institutions.  All of these credit facilities were restricted to working capital usage.  These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature.  We plan to repay these bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.

Dividends from Subsidiaries.  Except for certain administrative, R&D and after-sales activities conducted through our wholly-owned subsidiary in the United States, JA USA, we conduct substantially all of our operating activities inside the PRC through our various PRC subsidiaries.  As such, we do not rely heavily on dividends remitted to us by our PRC subsidiaries to sustain our worldwide operations; and restrictions under PRC law on the remittance of dividends outside the PRC have not had a material adverse effect on our liquidity or capital resources.  See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our operating subsidiaries in China are subject to legal limitations in paying dividends to us."

Capital Expenditures

We made capital expenditures of RMB 421.8 million, RMB 812.5 million and RMB 610.6 million in the years ended December 31, 2007, 2008 and 2009, respectively.  Our capital expenditures have historically been used primarily to purchase property and equipment to construct and expand our solar cell manufacturing lines.

We expect that purchase of property and equipment for our planned expansion in manufacturing capacity will continue to constitute a significant portion of our capital expenditure.  As of December 31, 2009, we had contracted for capital expenditures on machinery and equipment of RMB 433.6 million.  We estimate that our capital expenditures in 2010 will be approximately RMB 1,700.0 million, which will be used primarily for the expansion of our Yangzhou manufacturing and R&D facilities as well as wafer production facilities and R&D facilities for JHY Semiconductor ..  We plan to fund the balance of our 2010 capital expenditure substantially with cash from operations and additional borrowings from third parties.

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

•
Diffusion.  We have modified our diffusion process and introduced a new processing technology to reduce the defects and surface damage created during the process, which, in turn, has resulted in an improvement to the lifetime of the processed wafers; and

•
Drying and Firing.  We have designed new drying and firing conditions for the metal pastes.  The new conditions allow solar cells to have a good back surface field, ohmic contacts and low "bow."  The low "bow" may significantly reduce wafer breakage during automatic soldering when manufacturing modules.

We intend to continue to focus our research and development efforts on improving and developing processing technologies for production of solar cells aimed at increasing solar cell conversion efficiency and other qualities as well as reducing production costs, including one or more of the following projects and topics:

•
"Selective Emitter" Structure.  We intend to develop a novel diffusion approach to form a "selective emitter" structure on the front surface of the cells, which will simplify the manufacturing process sequence and make it suitable for commercialization.  This technique is expected to lead to improved cell efficiency in excess of 20% for monocrystalline silicon wafers.

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

Our research and development expenditures were RMB 4.2 million, RMB 28.5 million and RMB 45.1 million in 2007, 2008 and 2009, respectively.

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

Except for operating leases, we did not have any material off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments or interest rate swap transactions for the year ended December 31, 2009.  See "Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations" for a description of our operating leases.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Bank loan obligations (including interest averaging 3.69%)	750,257	35,096	715,161	—	—

Operating lease obligations	46,326	17,336	27,480	1,510	—

Non-cancelable purchase orders	433,625	433,464	161	—	—

Purchase commitments under take-or-pay agreements	704,100	375,690	328,410	—	—

Purchase commitments under other agreements(1)	6,668,001	1,459,864	3,961,093	1,132,418	114,626

Senior Notes (including interest cost)	1,802,694	70,087	140,366	1,592,241	—

Other long-term liabilities reflected on the company’s balance sheet	5,930	—			5,930

Total	10,410,933	2,391,537	5,172,671	2,726,169	120,556

(1) include only purchase commitments with fixed or minimum price provisions.  In addition, the company has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms.

Bank Loan obligations  Our bank loan debt obligations relate to bank borrowings borrowed from various financial institutions in the PRC with an average interest rate of 3.69% per annum (plus loan service fee of 0.86%).  The borrowings have six to 36 months terms and expire at various times throughout 2010-2012.

Operating lease obligations

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

In July 2009, JA Solar entered into an operating lease with the Jinglong Group.  The renewed operating lease replaced the aforementioned operating lease and has an annual rental of RMB 12,000.  This non-cancelable operating lease expires in June 2012.

Non-cancelable purchase obligations

As of December 31, 2009, we had contracted for capital expenditures on machinery and equipment of RMB 433.6 million.

Purchase commitments under agreements

In order to better manage our unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, the company entered into a number of multi-year supply agreements from 2006 through 2009 in amounts that were expected to meet our anticipated production needs.  As a condition to our receiving the raw materials under those agreements, and in line with industry practice, we were required to, and have made advances to suppliers for all, or a portion, of the total contract price to our suppliers, which are then offset against future purchases.

Set out below are our fixed obligations under these multi-year contracts including "take or pay" arrangements.

"Take or Pay" Supply Agreements

The company's multi-year supply agreements with some suppliers are structured as fixed price and quantity "take or pay" arrangements which allow the supplier to invoice the company for the full stated purchase price of polysilicon or silicon wafers the company is obligated to purchase each year, whether or not the company actually purchases the contractual volume.

Other Multi-Year Supply Agreements

In addition to the "take or pay" arrangements above, the company has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers.  Under these agreements, the purchase price is to be periodically adjusted based on relevant energy price index.  The purchase price is stated in certain of these agreements for period less than six months with price adjustment terms.

Impact of Amendments Subsequent to December 31, 2009

Subsequent to December 31, 2009, JA Solar has amended the multi-year supply agreements for deliveries from 2010 to 2015 with GCL. The amendments (i) replaced the product to be delivered from wafers to the equivalent quantity of polysilicon, (ii) specified that the supply price is to be negotiated based on market prices, (iii) lengthened the delivery schedule and (iv) revised the prepayment deduction schedule. If we fail to meet our obligations under the amended agreements and are unable to further renegotiate the terms of our multi-year supply agreements, we may be forced to forfeit certain prepayment amounts and be subject to claims or other disputes which could materially and adversely affect our results of operations, and financial position.

See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain."

Senior Notes: The Senior Notes bear interest at the rate of 4.5% per annum and will be due in May 2013.  The company did not buy back any Senior Notes after December 31, 2009 and up to the date of the issuance of this report.

Other long-term liabilities reflected on the company's balance sheet: Other long-term liabilities reflected on the company's balance sheet relate to product warranty costs we accrued for module sales.

G.	SAFE HARBOR

This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements typically are identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions or the negative of these words or expressions.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements include, among other things, statements relating to:

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

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of the date of this annual report and the positions held by them.  The business address for each of our directors and executive officers is No. 36, Jiang Chang San Road, Zhabei, Shanghai, People's Republic of China.

Name	Age	Position
Baofang Jin	57	Executive Chairman of the Board of Directors
Peng Fang	56	Director and Chief Executive Officer
Bingyan Ren	63	Director
Erying Jia	55	Director
Jian Xie	32	Director and Chief Operating Officer
Hope Ni	38	Independent Director
Jiqing Huang	73	Independent Director
Yuwen Zhao	71	Independent Director
Anthea Chung	41	Chief Financial Officer
Boping Li	40	Vice President of Sales
Yong Liu	43	Vice President of Operations
Ming Yang	36	Vice President of Business Development and Corporate Communications

Baofang Jin, Executive Chairman of the Board of Directors.  Mr. Jin has been our chairman since May 2005.  Mr. Jin has been the chairman of our Board of Directors and chief executive officer of Jinglong Group since 2003.  From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company.  Mr. Jin currently also serves as a vice-chairman of the Chinese People's Political Consultative Conference of Ningjin County.  Mr. Jin graduated from Hebei Broadcast and Television University, China, with an associate's degree in 1996.

Peng Fang, Director and Chief Executive Officer.  Dr. Fang Peng was appointed Chief Executive Officer in January 2010.  Dr. Fang joins JA Solar with more than 20 years of executive management experience with leading global technology companies in the solar and semiconductor industries in both the U.S. and China.  Dr. Fang was president of Best Solar Co., Ltd., where he turned a start-up company into an internationally known solar module company in just 18 months.  Dr. Fang was formerly president of Huahong NEC, one of the largest semiconductor foundries in China.  Dr. Fang has also held various technology and management positions at Applied Materials and AMD in the U.S. Dr. Fang received his Ph.D and MSEE degrees from the University of Minnesota.  He was also a postdoctoral research fellow at the EECS Department of UC Berkeley.  Dr. Fang was chairman of the IEEE Electron Devices Society, Santa Clara Valley Chapter.

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

Erying Jia, Director.  Mr. Jia has been our director since September 2007.  He has also served as executive deputy general manager and director of Jinglong Group since January 2006.  Prior to that, he served at several administrative positions in Ningjin County, Hebei Province, China.  He holds a bachelor's degree in public administration.

Jian Xie, Director and Chief Operating Officer. Mr. Jian Xie was appointed as Chief Operating Officer in January 2010.  He has been the director of board since August 2009.  Since joining JA Solar in April 2006, Mr. Xie has served in such capacities as the company's director of corporate finance, director of investor relations, assistant to the chief executive officer and secretary of the board of directors. Prior to joining JA Solar, Mr. Xie worked in the investment banking department of Ping'an Securities Co., Ltd., and as an associate in the investment department at Dogain Holdings Group Co., Ltd. Mr. Xie received his master's degree in finance from Guanghua School of Management at Beijing University in 2004.

Hope Ni, Independent Director.  Ms. Hope Ni was appointed as the independent director in August 2009. Ms. Ni has served as chairman of the board of directors for China Fundamental Acquisition Corp. since March 2008.  She currently also serves on the boards of KongZhong Corporation and ATA, Inc. Previously, Ms. Ni was chief financial officer and director of Comtech Group Inc., a Nasdaq Select Global Market-listed company that she joined in August 2004.  She was also vice chairman of the board of directors of Comtech.  Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, Earlier in her career, Ms. Ni worked at Merrill Lynch's investment banking division in New York.  Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

Jiqing Huang, Independent Director. Mr. Jiqing Huang was appointed as the independent director in August 2009.Mr. Huang has extensive experience in the research and manufacturing of monocrystalline silicon and related products.  He currently serves as a committee member at the Academic Committee of Semi-conductive Materials of the Nonferrous Metals Society of China From 2001 to 2007, Mr. Huang served as chief representative of the Beijing representative office of Space Energy Corporation, where he pioneered the introduction of the TDR-80 monocrystalline puller into China and subsequent modifications to improve its efficiency.  Prior to his engagement at Space Energy Corporation, Mr. Huang was director of manufacturing, chief engineer and deputy director of Beijing 605 Factory, as well as general manager of Beijing Mingcheng Optical & Electronic Material Co., Ltd. Mr. Huang graduated from Nanjing Institute of Technology (now Southeast University) in 1962.

Yuwen Zhao, Independent Director. Mr. Yuwen Zhao has extensive experience in the study of high efficiency solar cell and solar energy materials.  He is a well-known international solar industry expert, currently serving as vice chairman of the Chinese Renewable Energy Industries Association and is a director of international solar energy industry associations such as PVSEC and WCPEC.  Since 1978, Mr. Zhao has been vice chairman, chief engineer, director of academy committee and chief scientist of Beijing Solar Energy Institute.  He is also a member of the editorial board of Solar Energy Journal.  Prior to his engagement at Beijing Solar Energy Institute, Mr. Zhao was a researcher in the Institute of Mechanics in the Chinese Academy of Sciences and 501 Institute of Ministry of Aerospace Industry.  He is also the founder of Chinese National New Energy Engineering Research Center.  Mr. Zhao graduated from Tianjin University in 1964 and studied in Germany in 1990 and 1991.

Anthea Chung, Chief Financial Officer.  Ms. Chung has been our chief financial officer since January 2009.  Ms. Chung has more than 16 years of financial management experience at public and private companies, including most recently the chief financial officer position at Solar Enertech Corp., a public company that manufactures solar cells and solar modules in Shanghai and Menlo Park, California.  She was also former vice president and corporate controller at RAE Systems in San Jose, California, a US-listed company manufacturing high-tech gas detection equipment.  Ms. Chung began her career as an auditor and worked eight years for PricewaterhouseCoopers.  Ms. Chung earned her bachelor of science degree in accounting at Indiana University and is a certified public accountant registered in California.

Boping Li, Vice President of Sales. Mr. Boping Li was appointed vice president in August 2009.  Mr. Li served as vice general manager, manager of equipment department and other posts in JA Solar from March 2007 to October 2008.  Prior to joining JA Solar, Mr. Li worked as vice general manager at Nanjing FAB Technology Co., Ltd., and from September 2005 to May 2006, he was manager of the equipment division of China Sunergy Co., Ltd. (formerly CEEG (Nanjing) PV-Tech Co., Ltd (NPV)).  Before that, Mr. Li served in several supervisor/project manager positions at Nanjing Huafei Colour Display System Co., Ltd. from 1993 to 2005.  He began his career as an equipment engineer at Nanjing Color Picture Tube Co., Ltd. in August 1992.  Mr. Li holds a master's degree in software engineering from East China Normal University and a bachelor's degree in radio technology from Zhejiang University.

Yong Liu, Vice President of Operations.  Mr. Yong Liu was appointed vice president in August 2009.  Mr. Liu has been general manager in charge of JA Solar's Yangzhou manufacturing site since he joined the company in July 2008.  Mr. Liu has more than 15 years of operation management experience at semiconductor wafer and solar cell manufacturing facilities.  Prior to joining JA Solar, he served as fab director at Semiconductor Manufacturing International Corporation (SMIC), responsible for running three 12-inch wafer foundry fabs, which were the most advanced wafer fabs in China.  Mr. Liu had held various management positions in R&D and manufacturing since joining SMIC in 2001.  Previously, Mr. Liu worked as deputy production manager at Wacker Siltronic Singapore.  Mr. Liu received his master's degree in solid state chemistry and bachelor's degree in solid state physics from the University of Science and Technology of China in 1992 and 1990, respectively.

Ming Yang, Vice President of Business Development and Corporate Communications.  Mr. Yang has been our Vice President of Business Development and Corporate Communications since January 2009.  He has more than six years of experience working as a Wall Street buyside and sellside analyst, specializing in renewable energy and semiconductor materials sectors.  Most recently, he was an analyst covering the renewable energy sector at Coatue Management, a US$ 2 billion hedge fund based in New York.  Before that, he was vice president at Piper Jaffray for four years, as senior China research analyst covering solar energy and semiconductor materials, based in Shanghai.  Mr. Yang earned his master of business administration degree from Cornell University and a bachelor's degree in electrical engineering and computer science from the University of California at Berkeley.

Employment Agreements

We have entered into employment agreement with each of our executive officers.  Under these agreements, we may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure.  Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee a certain amount of compensation.  An executive officer may terminate the employment at any time upon one to three months written notice.

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

Terms of Directors and Officers

The term of each director is three years.  Our directors may be removed from office by resolutions of the shareholders.  Under the employment agreement generally entered into by us and our executive officers, the initial term is three to four years.

B.	COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2009, we paid aggregate compensation of RMB 22.6 million to our seven executive positions. In addition, for the year end of December 31, 2009, we granted an aggregate 933,000 ordinary share options with exercise price that varies from US$1.99 to US$4.53 and expiration date in various time through 2019, and 2,242,000 restricted share units with the option to receive ordinary shares, par value US$0.0001 per share, net of shares forfeited, to our directors and executive officers. Other than ordinary share options and restricted share units granted under our 2006 stock incentive plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

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

Stock Option Plans

We adopted our 2006 stock incentive plan on August 18, 2006, which provides for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units, referred to as "awards."  The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

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

Amendment and Termination.  Our Board of Directors may at any time amend, alter or discontinue the plan, provided that no amendment, alteration, or discontinuation shall be made that would impair the rights of a participant under any award theretofore granted without such participant's consent.  Unless terminated earlier, our 2006 stock incentive plan shall continue in effect for a term of ten years from the effective date of the plan.

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of share capital of the company.  On August 21, 2006, April 3, 2007, September 17, 2007, we granted options to purchase 1,728,000, 2,400,000 and 4,410,000 ordinary shares to certain of our directors, employees and consultants, respectively.  In November 2007 and during the year ended December 31, 2008, we granted 99,000 and 6,132,000 ordinary options to new employees, respectively.  During the year ended December 31, 2009, we granted 1,013,000 ordinary options to new employees.  From January to April 20, 2010, we granted 1,650,000 ordinary options to new employees.

Our board has authorized a committee, currently consisting of Mr. Baofang Jin, our executive chairman and chairman of board of directors and Mr. Jian Xie, our chief operating officer and director, to approve option grants under our 2006 stock incentive plan.

As of April 20, 2010, options to purchase 4,010,700 ordinary shares remained outstanding.  During January to April, 2010, the 400,100 unvested options for employees were forfeited; 150,000 unvested options expired, and 153,200 vested options were exercised.

C.	BOARD PRACTICES

Board of Directors and Board Committees

Our Board of Directors currently consists of seven members, including two independent directors who satisfy the "independence" requirements of the Nasdaq Marketplace Rules and meet the criteria for "independence" under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.  This home country practice of ours was established by our Board of Directors by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require the board to be comprised of a majority of independent directors.
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

We have established three committees under our Board of Directors: an audit committee, a compensation committee and a nominating and corporate governance committee.  We have adopted a charter for each of the three committees.  Each committee's composition and functions are described below.

Audit Committee.  Our audit committee consists of Mr. Jiqing Huang, Ms. Hope Ni and Mr. Yuwen Zhao, and is chaired by Ms. Hope Ni.  All of the members of the audit committee satisfy the "independence" requirements of the Nasdaq Marketplace Rules and meet the criteria for "independence" under Rule 10A-3 under the Exchange Act.  The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee will be responsible for, among other things:

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

•
reviewing and implementing related person transaction policies and procedures for the committee's review and approval of proposed related person transactions, including all transactions required to be disclosed by Item 404(a) of Regulation S-K under the Securities Act.

Compensation Committee.  Our compensation committee consists of Ms. Hope Ni, Mr. Yuwen Zhao, Mr.Baofang Jin and Mr. Jiqing Huang, and is chaired by Mr. Jiqing Huang.  Ni Zhao and Huang satisfy the "independence" requirements of the Nasdaq Marketplace Rules and meet the criteria for "independence" under Rule 10A-3 under the Exchange Act.  This home country practice of ours was established by our Board of Directors and differs from the Nasdaq Marketplace Rules that require the compensation committees of listed companies to be comprised solely of independent directors.  There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees.  The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.  The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Ms. Hope Ni, Mr. Jiqing Huang, Mr. Yuwen Zhao and Mr. Baofang Jin, and is chaired by Baofang Jin Ni, Huang and Zhao satisfy the "independence" requirements of the Nasdaq Marketplace Rules and meet the criteria for "independence" under Rule 10A-3 under the Exchange Act.  This home country practice of ours was established by our Board of Directors and differs from the Nasdaq Marketplace Rules that require the nominating committees of listed companies to be comprised solely of independent directors.  There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees.  The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.  The nominating and corporate governance committee is responsible for, among other things:

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
The functions and powers of our Board of Directors include, among others:

•	convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

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

As of December 31, 2007, 2008 and 2009, we had a total of 1,465, 4,213 and 5,131 employees, respectively.  The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2009:

	Number of employees	Percentage of total
Manufacturing and engineering	4,466	87.04%
Quality assurance	252	4.91%
General and administration	224	4.37%
Purchasing and logistics	102	1.99%
Research and development	44	0.86%
Marketing and sales	39	0.76%
Others	4	0.08%
Total	5,131	100.00%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel.  As of December 31, 2009, 530 of our employees held bachelor's or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas.  A number of our employees have overseas education and industry experience.

We are required by applicable PRC regulations to contribute amounts equal to 20.0-22.0%, 4.0-12.0%, 2.0%, 0.5-1.0% and 0.5-0.8%, of our employees' aggregate salary to a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan respectively, for our employees.

Our employees are not covered by any collective bargaining agreement.  We believe that we have a good relationship with our employees.

E.	SHARE OWNERSHIP

The following table shows the beneficial ownership of our ordinary shares by our directors and executive officers as of April 20, 2010:

Name	Shares(1)	Percent(2)
Baofang Jin(3)	39,845,568	23.54%
Bingyan Ren(4)	1,908,603	1.13%
Erying Jia	*	*
Peng Fang	*	*
Jian Xie	*	*
Hope Ni	*	*
Jiqing Huang	*	*
Yuwen Zhao	*	*
Boping Li	*	*
Yong Liu	*	*
Anthea Chung	*	*
Ming Yang	*	*

All Directors and Executive Officers as a group
	39,949,568	23.61%

____________

*	Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

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

(2)
For each person included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned or being sold by such person by the sum of (i) 169,234,620, being the sum of the number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(3)
Including 39,845,568 ordinary shares held by Jinglong BVI, of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest.  Mr. Jin disclaims the beneficial ownership of 13,133,099 ordinary shares beneficially owned by the other shareholders of Jinglong BVI.

(4)	Including 1,908,603 ordinary shares held by Jinglong BVI, 4.79% of which is owned by Mr. Bingyan Ren.

As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 20, 2010, by each person known to us to own beneficially more than 5.0% of our ordinary shares.  As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders.

Name	Shares(1)	Percent(2)
Jinglong Group Co., Ltd.(3)	39,845,568	23.54%
Fidelity Management & Research Company	13,654,833	8.07%
SAM Sustainable Asset Management AG	8,757,570	5.17%

____________

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

(2)
For each person included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned or being sold by such person by the sum of (i) 169,234,620, being the sum of the number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(3)
Jinglong Group Co., Ltd., a British Virgin Islands Company, is owned by Mr. Baofang Jin (our Chairman, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.  As of the date of this annual report, of the 169,234,620 issued and outstanding ordinary shares, 125,168,020 were held by 13 registered holders of American Depositary Receipts (or "ADR") evidencing 125,168,020 ADSs, 12 of which holders of record are in the United States.

B.	RELATED PARTY TRANSACTIONS

Jinglong Group is 100% owned by the shareholders of our largest shareholder, Jinglong BVI, and thus, is a related party of ours.  Baofang Jin, our Chairman, owns 32.96% equity interests in each of Jinglong Group and Jinglong BVI, and Bingyan Ren, our director, owns 4.79% equity interests in each of Jinglong Group and Jinglong BVI.

Jinglong Group is one of China's largest producers and suppliers of monocrystalline silicon wafers with more than ten years' operating history in the silicon processing business.

We have entered into various transactions with Jinglong Group and other related parties.  Please refer to the audited financial statements attached to this annual report for more details.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See F-pages following Item 19.

Legal Proceedings

Class actions.

In December 2008, we learned that we were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York:  Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008).  The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, our former chief executive officer, and Mr. Daniel Lui, our former chief financial officer and chief strategy officer, and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act.  On April 17, 2009, the court consolidated the two cases, appointed a lead plaintiff, and ordered the lead plaintiff to file a consolidated complaint.  The lead plaintiff filed the consolidated complaint on June 1, 2009. We filed a motion to dismiss the consolidated complaint on July 15, 2009. In response, lead plaintiff filed a second amended complaint on August 21, 2009. We moved to dismiss the second amended complaint on October 8, 2009. The lead plaintiff filed a response to our motion to dismiss the second amended complaint on November 5, 2009, and we filed our reply on November 25, 2009.  The court ordered an oral argument to be held on April 9, 2010 to hear arguments regarding our motion to dismiss.  That oral argument was adjourned to April 20, 2010 and then to April 26, 2010, again at lead plaintiff’s request.  On April 26, 2010, the oral arguments were heard and we are currently awaiting the ruling.   Although we cannot predict the outcome of the litigation, we will defend ourselves vigorously in this litigation and do not believe any loss is probable and estimable.

During this processes, we may incur significant legal expenses and allocate management time and attention to the legal actions.  Despite our expense and efforts, however, no assurance can be provided that we will be able to prevail against the plaintiffs in the class action.

Lehman Entities insolvency proceedings.

In addition, we are currently taking legal action against Lehman Entities seeking the return of over 6.5 million shares of our ordinary shares previously loaned by us to LBIE in May 2008.  Also, we are making our reasonable efforts to preserve our rights in the Lehman Entities' insolvency proceedings in relation to the Capped Call and the return of monies owed pursuant to the Lehman Note issued by Lehman BV.

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

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by JA Hebei and JA Yangzhou, our wholly owned subsidiaries in the PRC, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses.  PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations.  Under current PRC laws and regulations, JA Hebei and JA Yangzhou, as well as our other subsidiaries, is required to allocate at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of that entity's registered capital, which totaled RMB 98.0 million and 41.6 million for JA Hebei and JA Yangzhou in the year ended December 31, 2008 and 2009, respectively.  Our other subsidiaries have not set aside such reserves due to their loss positions.  JA Hebei and JA Yangzhou's reserve funds are not distributable as cash dividends.  In addition, at the discretion of its Board of Directors, JA Hebei and JA Yangzhou may allocate a portion of its after-tax profits to its staff welfare and bonus funds.  Further, if JA Hebei and JA Yangzhou incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our ADSs on the NASDAQ Global Market.

		Closing Price Per ADS
		High	Low
		(US$)	(US$)

Before our 3-for-1 ADS Split on February 7, 2008
2007	February 8, 2007 through December 31, 2007	75.43	40.98
2008	January 1, 2008 to February 7, 2008	75.07	46.45

After our 3-for-1 ADS Split on February 7, 2008

2008	February 8, 2008 to March 31, 2008	20.34	12.39
2008	April 1, 2008 through June 30, 2008	25.75	16.85
2008	July 1, 2008 through September 30, 2008	17.97	10.24
2008	October 1, 2008 through December 31, 2008	11.84	1.80
2009	January1, 2009 through March 31, 2009	5.09	1.90
2009	April 1, 2009 through June 30, 2009	6.24	2.91
2009	July 1, 2009 through September 30, 2009	5.34	3.37
2009	October 1, 2009 through December 31, 2009	6.23	3.67
2009	November	4.17	3.69
2009	December	6.23	4.02
2010	January	6.80	4.30
2010	February	5.48	4.34
2010	March	4.48	5.95
2010	April (through April 24)	6.43	5.48

____________

Source: Bloomberg

See also "Item 14 — Material Modifications to the Rights of the Security Holders and Use of Proceeds — A. Material Modifications to the Rights of Securities Holders" and "Notes to Consolidated Financial Statements – 20.  Senior Convertible Notes."

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ADSs, each representing one of our ordinary shares, par value US$0.0001 per share, have been listed on the NASDAQ Global Market under the symbol "JASO", and commenced trading on February 8, 2007.  Prior to that time, there was no public market for our ADSs or ordinary shares.

In May 2008, we closed an offering of the Senior Notes.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following are summaries of material terms and provisions of our second amended and restated memorandum and articles of association in the section entitled "Description of Share Capital" contained in our registration statement on Form F-1 (File No. 333-140002), as amended, filed with the SEC on January 16, 2007, as well as the Companies Law insofar as they relate to the material terms of our ordinary shares..  As of February 7, 2008, the company's ADS ratio changed from one to three (one ADS representing three ordinary shares) to one to one (one ADS representing one ordinary share).  This summary is not complete, and you should read the forms of our memorandum and articles of association.  For additional information on our second amended and restated memorandum and articles of association, please visit our corporate website www.jasolar.com.

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

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders' rights in respect of the ordinary shares.  The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to our second amended and restated articles of association, an annual general meeting and any extraordinary general meeting will be called by not less than ten clear days' notice in writing.  Notice of every general meeting will be given to all of our shareholders.

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

No business other than the appointment of a chairman of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of business.  However, the absence of a quorum will not preclude the appointment of a chairman of the meeting.  If present, the chairman of our Board of Directors shall be the chairman presiding at any shareholders' meetings.

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

The quorum for a separate general meeting of the holders of a separate class of shares is described in "Modification of Rights" below.

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

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders.  Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital.  See "Item 10. Additional Information — B. Memorandum and Articles of Association — Alteration of Capital."  A special resolution is required for matters such as a change of name.  See "Item 10. Additional Information — B. Memorandum and Articles of Association — Modification of Rights."

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

Dividends

Subject to the Companies Law and our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our Board of Directors.  Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed.  Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

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

Differences in Corporate Law

The Companies Law distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company's register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

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

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company's articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or Board of Directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

(i)           Schemes of arrangement

The Companies Law contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the scheme of arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a "fraud on the minority."

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

The procedure to effect a merger or consolidation is as follows:

•	the directors of each constituent company must approve a written plan of merger or consolidation (the "Plan");

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

Shareholder Suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons.  In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a "fraud on the minority."

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

Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons; and with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

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

Expenses of Registration.    We will pay all registration expenses incurred in connection with any registration. Each holder participating in a registration will bear such holder's proportionate share of all selling expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the holders. We will not pay any expenses of any registration proceeding begun pursuant to the exercise of demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, unless the holders of a majority of the registrable securities then outstanding agree that such registration constitutes the use by the holders of one demand registration. However, holders will not be required to pay any expenses and such registration will not constitute the use of a demand registration if at the time of such withdrawal, the holders have learned of a material adverse change in the condition, business or prospects of the company not known to the holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 "Information on the company" or elsewhere in this annual report on Form 20-F.

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

People's Republic of China Taxation

In accordance with the previous FEIT Law and the related implementation rules which have been repealed after 1 January 2008, FIEs established in the PRC are generally subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. Our operating subsidiary, JA Hebei, was established as a FIE in the PRC and is thus subject to PRC enterprise income tax of 33%. The PRC government has provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the old FEIT Law and the related implementation rules, FIEs are entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China, subject to approval from and modification by local taxation authorities. Specifically, with respect to income generated by assets acquired by JA Hebei through capital injection made during the fiscal years 2005 and 2006, JA Hebei has received approval from the relevant tax authorities for a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010. With respect to income generated by assets newly acquired by JA Hebei through capital injection made during 2007, JA Hebei has received approval from the relevant tax authorities for a separate two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011, which, however, may be subject to PRC central government's further policies, decisions or rulings.

In March 2007, the National People's Congress of China enacted a new CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a 5-year transition period to FIEs, during which they are permitted to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. In December 2007, the State Council promulgated the Transition Period Implementation Rules.

In general, the CIT Law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period. However, the CIT Law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired through new capital injection made to a qualified entity after January 1, 2008, the date of enforcement of the new CIT Law.  If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after January 1, 2008 does not qualify for a separate "two plus three" tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei could increase for 2008 and 2009.  In addition, when our currently available tax benefits expire or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei's income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

Our operating subsidiary, JA Fengxian and JA Yangzhou, were established as FIEs in the PRC and were thus subject to a PRC enterprise income tax of 33% until 2007 and changed to the uniform rate of 25% in 2008.  JA Fengxian and JA Yangzhou had cumulative losses as of December 31, 2009 and their tax holidays were deemed to have commenced in 2008 and can be utilized until expiry pursuant to the new CIT Law.

Our operating subsidiary, JA Zhabei, which is not a production-oriented enterprise, is subject to the uniform rate of 25% from 2008 onwards and not entitled to the tax holiday.

JA Lianyungang, JA Yangzhou R&D and JA Yangzhou PV, which were established after 2008, are not entitled to the tax holiday, and are subject to the uniform rate of 25%.

The CIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

Under the CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC "resident enterprise," the dividends we pay with respect to our ordinary shares or ADSs would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.  It is unclear, however, whether the gain you may realize from the transfer of our ordinary shares or ADSs would be deemed as China sourced income and thus subject to PRC withholding tax. It is also unclear whether, if we are considered a PRC "resident enterprise," holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries. If JA Solar is considered a PRC "resident enterprise," the controlled foreign subsidiaries below JA Solar may be deemed as JA Solar's Controlled Foreign Companies, whose income, under the new CIT Law, could be treated as distributed to JA Solar and thus subject to tax in PRC.

Material U.S. Federal Tax Considerations

The following is a summary of the material United States federal tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code (the "Code"). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a "U.S. Holder" is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Threshold PFIC Classification Matters. A non-United States corporation, such as the company, will be classified as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company's unbooked intangibles are taken into account.

Based on the price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2009.  Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC.  While we do not expect to become a PFIC in the current or future taxable years, no assurance can be given because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. However, we do not believe that dividends that we pay our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rates. Because the ADSs are traded on the Nasdaq Global Market, they are considered readily tradable on an established securities market in the United States. In the event that we are deemed to be a PRC "resident enterprise" under PRC tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See "Item 10. Additional Information — E. Taxation — Peoples' Republic of China Taxation." If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC "resident enterprise" under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares may be taxed in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty, if we are eligible for such treaty. See "Item 10. Additional Information — E. Taxation — Peoples' Republic of China Taxation." Each U.S. investor is urged to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit. The deductibility of a capital loss may be subject to limitations.

PFIC Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or ordinary shares and (ii) any "excess distribution" paid on ADSs or ordinary shares (generally, a distribution in excess of 125% of the average annual distributions paid by us during the shorter of the three preceding taxable years or the U.S. holder's holding period for ADSs, or ordinary shares). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Each U.S. Holder is urged to consult its own tax advisor regarding the potential tax consequences to such holder if we are or become classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

Material Estate and Gift Tax Considerations

ADSs or ordinary shares owned by an individual U.S. Holder at the time of death will be included in the individual U.S. Holder's gross estate for United States federal estate tax purposes. In addition, a U.S. Holder may be subject to tax on a transfer of the ADSs or ordinary shares by gift for United States federal gift tax purposes.

Recently enacted legislation imposes new reporting requirements on certain U.S. investors in connection with holding interests of a foreign company, including our ADSs and ordinary shares, either directly or through a "foreign financial institution".  This new legislation also imposes penalties if such investor is required to submit such information to the Internal Revenue Service and fails to do so.  In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares.  Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied).  U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Our annual reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings will also be available to the public on the SEC's Internet Web site at http://www.sec.gov.

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

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. A significant portion of our revenues and expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies.  In addition, we are exposed to the foreign exchange risks in relation to our repayment of the Senior Notes upon their maturity.  To the extent that we need to convert U.S. dollars we have received from our initial public offering and our follow-on offering into RMB for our operations, fluctuation in the exchange rate between the RMB and USD would affect the RMB amount we receive from the conversion. In this particular regard, for the year ended December 31, 2009, we incurred foreign exchange gain totaling RMB 10.1 million. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Fluctuations in currency exchange rates, particularly between USD/Euro and RMB, may continue to have a significant effect on our net profit margins and would result in foreign currency exchange gains and losses on our USD/Euro denominated assets and liabilities. Any appreciation of RMB against USD/Euro could result in a change to our statement of operations.  On the other hand, any depreciation of RMB to USD/Euro could reduce the RMB equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. In March 2009, we entered into foreign currency forward contracts with a commercial bank to hedge part of our exposure to foreign currency exchange risk for the forecasted sales denominated in foreign currencies. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated transactions. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have made a provision of RMB 52.0 million for potential losses against these prepayments as of December 31, 2009. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Supply Chain — Limited competition among suppliers has required us in some instances to enter into long-term, firm commitment supply agreements, including prepayment provisions that could result in excess or insufficient inventory and financial loss placing us at a competitive disadvantage."

We extend credit terms to certain customers after assessing a number of factors to determine whether collections from the customers are probable.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. We recorded RMB 41.1 million for doubtful accounts as of December 31, 2009. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees paid by our ADS holders

The Bank of New York, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

The table below sets forth all fees and charges, which may change from time to time, that a holder of our ADSs may have to pay to the depositary bank of our ADS program, either directly or indirectly:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	■	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	■	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	■	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	■	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.02 (or less) per ADSs per calendar year	■	Depositary services

Registration or transfer fees	■	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	■	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	■	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	■	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	■	As necessary

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2009, the depositary reimbursed us US$1.6 million for expenses related to the administration and maintenance of the facility in 2009.

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

As of the date of this annual report, of the 169,224,620 issued and outstanding ordinary shares, 125,168,020 were held by 13 registered holders of ADRs evidencing 125,168,020 ADSs, 12 of which holders of record are in the United States. The depositary of our ADSs is Bank of New York.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and or our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Additionally, in fiscal 2009, we implemented a new enterprise resource planning ("ERP") system and OA system, which resulted in a material update to our system of internal control over financial reporting. Issues encountered subsequent to implementation caused us to further revise our internal control process and procedures in order to correct and supplement our processing capabilities within the new system in that quarter. Throughout the ERP system stabilization period we will continue to improve and enhance our system of internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Hope Ni qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Ms. Ni satisfies the "independence" requirements of the NASDAQ Marketplace Rules and meets the criteria for "independence" under Rule 10A-3 under the Exchange Act. For Ms. Ni's biographical information, see "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management. – Directors and Executive Officers".

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2006, 2007, 2008 and 2009:

	Audit Fees(1)	Audit-Related Fees(2)
2006	RMB 8.24 million	RMB 0.88 million
2007	RMB 11.4 million	RMB 3.98 million
2008	RMB 7.3 million	RMB 2.1 million
2009	RMB 7.3 million	RMB 0.6 million
_______________

(1)	"Audit fees" means the aggregate fees billed by our principal auditor for professional services rendered for the audit of our financial statements.

(2)
"Audit-related fees" means the aggregate fees billed by our principal auditor for assurance and related services that are reasonably related to the performance of the audit of our financial statements and are not reported under "Audit fees". Services comprising the fees disclosed under the category of "Audit-related fees" involve principally the performance of services relating to our initial and follow-on public offerings, convertible note offering, issuance of comfort letters and rendering of listing advice.

Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee. Our audit committee will review and approve our independent auditor's annual engagement letter, including the proposed fees, as well as all audit and permitted non-audit engagements and relationships between the company and such independent auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable
.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2009, we conducted open market repurchases of our Senior Notes and we re-purchased $93.301 million aggregate principal amount of the Senior Notes for a total consideration of $67.3 million. We have not made any repurchase of the Senior Notes in the open market from January to April 2010.  We may from time to time seek to make additional repurchases of our Senior Notes.  Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
August 1-31	400,000	3.83	400,000	0
September 1-30	237,700	3.60	237,700	0
Total	637,700	3.74	637,700	0

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

•
We follow home country practice that does not restrict a company's transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Marketplace Rules or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

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

4.2**
The Polysilicon Supply Contract between JA Solar Technology Yangzhou Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., dated August 17, 2008 (incorporated by reference to Exhibit 4.14 from our Form 20-F, initially filed with the Security and Exchange Commission on June 25, 2009.)

4.3*
Supplemental Agreement of Exhibit 4.1 and 4.2 among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., JingAo Solar Co., Ltd. and JA Solar Technology Yangzhou Co., Ltd., dated January 21, 2010. (*Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.4**
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

__________
*	Filed as part of this annual report
**	Incorporated by reference

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.

By:	/s/ Anthea Chung
Name: Anthea Chung
Title: Chief Financial Officer

Date: May 3, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
May 3, 2010

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2008	2009
			RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	3		1,542,784	1,867,248
Restricted cash	3		33,061	43,612
Short-term investments	4		421,865	-
Notes receivable	5		-	119,824
Accounts receivable from third party customers, net	5		332,042	339,524
Accounts receivable from related party customers, net	22	(b)	23,009	-
Inventories, net	6		591,989	641,140
Advances to third party suppliers, net	7		264,497	372,394
Advances to related party suppliers, net	7, 22	(b)	415,950	50,889
Other current assets	8		191,081	202,221
Deferred tax assets	11		14,146	24,443
Total current assets			3,830,424	3,661,295
Property and equipment, net	9		1,369,807	1,724,442
Intangible asset, net	10		11,805	11,957
Deferred tax asset	11		14,400	25,775
Advances to third party suppliers, net	7		1,929,857	1,716,699
Advances to related party suppliers, net	7, 22	(b)	15,055	118,722
Prepayment for land use rights	12		44,399	49,517
Derivative assets	14,19		4,485	10,521
Deferred issuance cost	14		58,952	36,070
Total assets			7,279,184	7,354,998

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2008	2009
			RMB	RMB
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank borrowings	13		490,000	10,000
Accounts payable to third parties			117,982	315,803
Accounts payable to related parties	22	(a)	-	52,060
Tax payables			5,168	3,992
Advances from third party customers			65,051	53,860
Other payables to third parties	15		132,792	80,591
Share-based compensation liability	18		-	16,264
Payroll and welfare payable			14,199	59,208
Accrued expenses	16		22,766	21,113
Interest payable			13,458	10,129
Amounts due to related parties	22	(a)	9,407	6,208
Total current liabilities			870,823	629,228
Accrued warranty cost	17		5,185	5,931
Long-term payables			-	16,383
Long-term bank borrowings	13		-	680,000
Convertible notes	14		1,532,600	1,171,438
Embedded derivatives	14		115,676	136,632
Total liabilities			2,524,284	2,639,612

Commitments and Contingencies	23		-	-
Shareholders' equity:
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized, 167,982,020 and 169,018,420 shares issued and outstanding as of December 31, 2008 and December 31, 2009)	27		133	134
Additional paid-in capital			3,787,262	3,884,037
Statutory reserves	20		169,576	211,202
Retained earnings			798,312	628,025
Accumulated other comprehensive loss			(383)	(8,012)
Total shareholders' equity			4,754,900	4,715,386
Total liabilities and shareholders' equity			7,279,184	7,354,998

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.
Consolidated Statements of operations
(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2007	December 31, 2008	December 31, 2009
		RMB	RMB	RMB
Revenues
Solar products to third parties		2,532,417	4,794,041	3,367,080
Solar products to related parties		62,206	508,010	5,206
Solar cells processing		99,077	156,259	406,892
Total revenues		2,693,700	5,458,310	3,779,178
Cost of revenues
Solar products to third parties		(2,017,014)	(3,993,765)	(3,074,611)
Solar products to related parties		(49,546)	(420,424)	(4,397)
Solar cells processing		(26,232)	(52,086)	(220,284)
Total cost of revenues		(2,092,792)	(4,466,275)	(3,299,292)
Gross profit		600,908	992,035	479,886
Selling, general and administrative expenses		(150,319)	(271,494)	(343,284)
Research and development expenses		(4,200)	(28,509)	(45,101)
Total operating expenses		(154,519)	(300,003)	(388,385)
Income from operations		446,389	692,032	91,501
Impairment on available-for-sale securities	4	-	(686,320)	-
Change in fair value of derivatives	14, 24	-	564,006	(49,071)
Convertible notes buyback gain	14	-	203,514	22,904
Interest expense		(6,595)	(160,542)	(213,627)
Interest income		62,580	42,648	11,965
Foreign exchange (loss)/gain		(112,800)	(127,356)	10,147
Investment loss		-	(28,594)	(2,277)
Other income		5,225	3,560	7,796
Income/(loss) before income taxes		394,799	502,948	(120,662)
Income tax benefit/ (expense)	11	5,569	(23,882)	(7,999)
Net income/(loss)		400,368	479,066	(128,661)
Preferred shares accretion		(515)	-	-
Allocation of net income to participating preferred shareholders		(1,648)	-	-
Net income/(loss) available to ordinary shareholders		398,205	479,066	(128,661)
Net income/(loss) per share:
Basic	21	2.96	3.06	(0.80)
Diluted	21	2.93	(2.31)	(0.80)
Weighted average number of shares outstanding:
Basic	21	134,525,226	156,380,060	161,643,312
Diluted	21	136,721,772	168,785,243	161,643,312

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME/(LOSS) (In thousands, except share and per share data)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity	Total Comprehensive Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2006	80,000,000	66	106,716	14,588	74,381	-	195,751	128,414
Issuance of ordinary shares pursuant to initial public offerings	51,750,000	40	1,850,337	-	-	-	1,850,377	-
Accretion of preferred shares	-	-	-	-	(515)	-	(515)	-
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	6,520,000	5	109,900	-	-	-	109,905	-
Issuance of ordinary shares pursuant to follow on offerings	14,848,500	11	1,481,696	-	-	-	1,481,707	-
Shares based compensation	-	-	91,637	-	-	-	91,637	-
Exercise of stock options	940,000	1	14,908	-	-	-	14,909	-
Statutory reserves	-	-	-	57,031	(57,031)	-	-	-
Net Income	-	-	-	-	400,368	-	400,368	400,368
Other comprehensive loss for available-for-sale securities	-	-	-	-	-	(7,641)	(7,641)	(7,641)
Balance at December 31, 2007	154,058,500	123	3,655,194	71,619	417,203	(7,641)	4,136,498	392,727

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME/(LOSS) (Continued)
(In thousands, except share and per share data)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity	Total Comprehensive Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Shares based compensation	-	-	113,192	-	-	-	113,192	-
Exercise of stock options	798,000	1	18,876	-	-	-	18,877	-
Issuance of ordinary shares pursuant to ADS Lending Agreement	13,125,520	9	-	-	-	-	9	-
Statutory reserves	-	-	-	97,957	(97,957)	-	-	-
Net Income	-	-	-	-	479,066	-	479,066	479,066
Other comprehensive loss for foreign currency translation adjustment	-	-	-	-	-	(383)	(383)	(383)
Other comprehensive income for available-for-sale securities	-	-	-	-	-	7,641	7,641	7,641
Balance at December 31, 2008	167,982,020	133	3,787,262	169,576	798,312	(383)	4,754,900	486,324

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME/(LOSS) (Continued)
(In thousands, except share and per share data)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity	Total Comprehensive Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Shares based compensation	-	-	79,935	-	-	-	79,935	-
Exercise of stock options	1,036,400	1	16,840	-	-	-	16,841	-
Statutory reserves	-	-	-	41,626	(41,626)	-	-	-
Net loss	-	-	-	-	(128,661)	-	(128,661)	(128,661)
Other comprehensive loss for foreign currency translation adjustment	-	-	-	-	-	(6,798)	(6,798)	(6,798)
Other comprehensive loss for forward contract (Note 19)	-	-	-	-	-	(831)	(831)	(831)
Balance at December 31, 2009	169,018,420	134	3,884,037	211,202	628,025	(8,012)	4,715,386	(136,290)

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	For the year ended December 31, 2007	For the year ended December 31, 2008	For the year ended December 31, 2009
	RMB	RMB	RMB
Cash flows from operating activities:
Net income/(loss)	400,368	479,066	(128,661)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share based compensation expense	91,637	113,192	79,935
Depreciation and amortization	34,115	88,191	178,765
Allowance for doubtful accounts	-	24,708	20,892
Inventory provisions	-	77,980	44,229
Allowance for advance to third party suppliers	-	18,592	33,368
Amortization of deferred issuance cost and accretion of convertible notes	-	88,389	110,076
Change in fair value of derivatives	-	(564,006)	49,071
Exchange loss/(gain)	90,672	57,161	(2,043)
Investment loss from short-term securities	-	39,043	2,277
Loss from disposal of fixed assets	-	362	782
Impairment on property plant and equipment	-	-	18,010
Deferred income taxes	(5,570)	(22,977)	(21,672)
Gain from convertible notes buyback	-	(203,514)	(22,904)
Impairment on available-for-sale securities	-	686,320	-
Changes in operating assets and liabilities:
(Acquisition)/disposal of trading securities	-	(353,588)	353,588
Increase in inventories	(2,659)	(512,635)	(93,379)
Increase in notes receivables	-	-	(119,824)
Decrease/(increase) in accounts receivables from third party customers	18,900	(327,930)	(23,895)
(Increase)/decrease in accounts receivables from related party customers	(24,731)	1,722	23,009
(Increase)/decrease in advance to related party suppliers	(350,040)	(41,133)	261,394
(Increase)/decrease in advance to third party suppliers	(1,433,446)	(777,891)	71,893
Increase in prepayment for land use rights	-	(44,399)	(6,222)
Increase in other current assets	(41,371)	(148,766)	(23,144)
Increase in accounts payable	8,967	107,863	249,881
(Decrease)/increase in tax payable	(3,298)	4,826	10,035
Increase/(decrease) in other payables	5,194	(3,040)	4,640
Increase in payroll and welfare payable	3,688	7,834	45,009
Increase/(decrease) in accrued expenses	11,347	7,486	(1,652)
Increase in accrued warranty cost	929	4,256	746
Decrease in amounts due to related parties	(38)	(104,483)	(3,123)
Increase/(decrease) in interest payable	-	13,458	(3,328)
Increase/(decrease) in advance from third party customers	48,956	(5,235)	(11,268)
Increase in share-based compensation liability	-	-	16,264
Increase in other long-term liability	-	-	16,383
Net cash (used in)/provided by operating activities	(1,146,380)	(1,289,148)	1,129,132

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)
	For the year ended December 31, 2007	For the year ended December 31, 2008	For the year ended December 31, 2009
	RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property and equipment	(421,233)	(806,058)	(610,600)
Cash received from disposal of property and equipment	-	46	275
Purchase of intangible assets	(616)	(6,462)	(2,277)
Acquisition of short-term investments	(810,762)	(2,156,187)	-
(Increase)/decrease in restricted cash	(409,058)	375,997	(10,551)
Proceeds from sale of short-term investments	-	2,173,241	66,000
Net cash used in investing activities	(1,641,669)	(419,423)	(557,153)
Cash flows from financing activities:
Proceeds from public offerings of shares	3,341,002	-	-
Net proceeds from convertible notes offerings	-	2,709,538	-
Proceeds from short-term bank borrowings	250,000	490,000	40,000
Proceeds from long-term bank borrowings	-	-	680,000
Payment of capped call up-front premiums	-	(226,087)	-
Repurchase of convertible notes	-	(182,019)	(459,601)
Repayment of short-term borrowings	(200,000)	(200,000)	(520,000)
Proceeds from exercise of stock options	128,583	18,876	16,841
Net cash provided by/(used in) financing activities	3,519,585	2,610,308	(242,760)
Effect of exchange rate changes on cash and cash equivalents	(91,319)	(94,928)	(4,755)
Net increase in cash and cash equivalents	640,217	806,809	324,464
Cash and cash equivalents at the beginning of the year	95,758	735,975	1,542,784
Cash and cash equivalents at the end of the year	735,975	1,542,784	1,867,248
Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	10,207	59,669	98,259
Cash paid for income tax	-	41,696	30,028
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in other payables	8,129	127,120	69,444

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

Majority of the Group's business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd. ("JA Hebei"), Shanghai JA Solar PV Technology Co., Ltd. ("JA Zhabei") and JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”), in which the Company indirectly holds a 100% interest.

As of December 31, 2009, the Company's subsidiaries include the following entities:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
JingAo Solar Co., Ltd. ("JA Hebei")	May 18, 2005	PRC	100%
JA Development Co., Ltd. ("JA BVI")	July 6, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. ("JA Fengxian")	November 16, 2006	PRC	100%
JA Solar USA Inc. ("JA USA")	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd. ("JA Zhabei")	June 22, 2007	PRC	100%
JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”)	November 19, 2007	PRC	100%
JA Solar Hong Kong Limited (“JA Hong Kong”)	December 10, 2007	Hong Kong	100%
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”)	October 11, 2008	PRC	100%
JA Solar Yangzhou R&D Co., Ltd. (”JA Yangzhou R&D”)	March 12, 2009	PRC	100%
Jindosun Park.,Inc. (”JA Korea”)	June 5, 2009	Korea	100%
JA Luxembourg S.ò.r.l. (”JA Lux”)	June 26, 2009	Luxembourg	100%
JA Yangzhou PV Technology Co., Ltd. (”JA Yangzhou PV”)	November 23, 2009	PRC	100%

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

We estimated the fair value of our financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss. Note 24, “Fair Value Measurements”, for further details.

d)	Cash, cash equivalents and restricted cash

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Restricted cash represents amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

e)	Short-term investments

The Company accounts for short-term investments in accordance with ASC 320, Investments-Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in invesment income. The Company does not have investments classified as held-to-maturity.

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

Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. The Company periodically assessed accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any.

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

h)	Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group does not require collateral or other security against its advances to related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of our suppliers, we will seek to recover our advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return our advances. The Group classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group's ability to make requisite purchases under existing supply contracts. Future balances are recorded in long-term advances to suppliers.

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

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Shorter of the lease term or useful lives
Machinery and equipment	5-15 years
Furniture and fixtures	5 years
Motor vehicles	5 years
Land	Indefinite

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences. Interest expense incurred for qualifying assets are capitalized in accordance with ASC 835-20, Capitalization of Interest.

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

Purchased software with a finite useful life is being amortized on a straight line basis over its estimated useful life of five or ten years.

m)	Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

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

The Group recognizes revenue from the sale of solar products at the time of shipment, at which point title and risk of loss transfer. The Group sells its solar products at agreed upon prices to its customers, which reflect prevailing market prices.

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

•
Some shipping terms are EXW, at which point the Group delivers goods at its own place of business and all other transportation costs and risks are assumed by the customer. Some shipping terms are CIF destination point. At this point, once the acceptance from the customer is received, the customer takes title to the goods and is responsible for all risks and rewards of ownership. Some shipping terms are FOB shipping point from the Group's premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership.

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

In accordance with ASC 718, Compensation-Stock Compensation, the Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award.

The Group recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.  For the stock options granted in the year ended December 31, 2007, 2008 and 2009 the Group used the forfeiture rate 0%.

Cost of goods acquired or services received from non-employees is measured based on the fair value of the awards issued on the measurement date as defined in ASC 505. Awards granted to non-employees are remeasured at each reporting date using the fair value as at each period end. Changes in fair values between the interim reporting dates are attributed consistent with the method used in recognizing the original share -based compensation costs.

r)	Research and development

Research and development costs are expensed when incurred.

s)	Advertising expenses

Advertising expenses are charged to the consolidated statement of operations in the period incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements..

t)	Warranty cost

Solar modules produced by the Group are typically sold with either a two-year or five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Group therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Group accrues 1.0% of its net revenues as warranty costs at the time revenues are recognized and include that amount in its cost of revenues. Due to zero warranty claims to date, we accrue the estimated costs of warranties based primarily on our own history, industry data and an assessment of our competitors' accrual history. Through its relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Group believes that accruing 1.0% of its net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Group in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that it believes to be reasonable under the circumstances. However, although the Group conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. The Group has not experienced any material warranty claims to date in connection with declines of the power generation capacity of its solar modules. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

u)	Foreign currencies translation

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

v)	Segment reporting

The Group has adopted ASC 280, Segment Reporting, for its segment reporting. The Group operates and manages its business as a single segment.

w)	Net income/ (loss) per share

In accordance with ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Group's Series A redeemable convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method), senior convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

x)	Comprehensive income/(loss)

The Group has adopted ASC 220, Comprehensive Income. ASC 220 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on available-for-sale marketable securities, except those resulting from investments by owners and distributions to owners.

y) Derivative Financial Instruments - Embedded Foreign Currency Derivatives

Certain of the Company’s purchase and sales contracts are denominated in a currency which is not the functional currency of either of the contracting parties. Accordingly, the contracts contain embedded foreign currency forward contracts, which were required to be bifurcated and accounted for at fair value in accordance with ASC 815, derivatives and hedging.  Embedded foreign currency derivatives are presented as derivative assets or liabilities with the changes in fair value recorded in the consolidated statement of operations.

z)	Recent accounting pronouncements

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value. The fair value measurement of a liability assumes transfer to a market participant on the measurement date, not a settlement of the liability with the counterparty. ASU 2009-05 describes various valuation methods that can be applied to estimating the fair values of liabilities, requires the use of observable inputs and minimizes the use of unobservable valuation inputs. ASU 2009-05 is effective for the fourth quarter of 2009. The adoption of ASU 2009-05 did not have a material impact on our financial position, results of operations or cash flows.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options. ASU 2009-15 is effective for fiscal years beginning on or after December 31, 2009, with retrospective adjustment. The Company is currently evaluating the impact of the adoption of ASU 2009-15 on measurement of its convertible debt.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controller through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. We do not expect that the adoption of ASU 2009-17 will have a material impact on our financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted. We do not expect that the adoption of ASU 2010-06 will have a material impact on our financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU 2010-09 to amend ASC 855, Subsequent Events. ASC 855, which was originally issued by the FASB in May 2009, provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. As a result of ASU 2010-09, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements, either in originally issued financial statements or reissued financial statements. ASC 855 was effective for interim and annual periods ending after June 15, 2009, and ASU 2010-09 is effective immediately. We have evaluated subsequent events in accordance with ASU 2010-09.

aa)	Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the Company’s Consolidated Financial Statements and the accompanying notes. Such reclassification had no effect on previously reported results of operations or retained earnings (deficit).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

3.	Cash, cash equivalents and restricted cash

Cash and cash equivalents consisted of the following:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Cash	1,470,961	1,851,881
Cash equivalents	71,823	15,367
Total cash and cash equivalents	1,542,784	1,867,248

Restricted cash	33,061	43,612

4.	Short term investments

Trading securities

As of December 31, 2008, the Company had an investment in a currency fund with a fair value of RMB 353,588. The Group has liquidated this investment in 2009. The Company did not acquire or liquidate any other trading securities for the year ended December 31, 2009.

Available-for-sale securities

As of December 31, 2008, available-for-sale securities consisted of the following:

	Initial Cost	Unrealized gains	Unrealized losses	Impairment losses	Estimated fair value
	RMB	RMB	RMB	RMB	RMB

HARP index investment	68,649	-	(372)	-	68,277
Commodity related investment	686,320	-	-	(686,320)	-
Total	754,969	-	(372)	(686,320)	68,277

As of December 31, 2009, the Company did not have any available-for-sale securities.

The Company has approximately US$100,000 worth of USD 3-Month LCMNER Index-Linked Note (the "Note"), issued by Lehman Brothers Treasury Co. B.V. (“Lehman Treasury”) incorporated in the Netherlands, guaranteed by Lehman. Lehman Europe is the dealer of the Note. This note is linked to an index of Lehman Brothers Commodity Alpha Trading Strategies I Excess Return (LCMNER). The maturity date of the Note was October 9th, 2008, with 100% principal protection guaranteed by Lehman Brothers Holdings Inc. The Note and the guarantee rank equally with all unsecured obligations of the issuer and guarantor.  On September 19, 2008 the Amsterdam District Court granted Lehman Treasury a provisional suspension of payments and subsequently declared Lehman Treasury bankrupt on October 8, 2008. The Note was not repaid by Lehman Treasury and the Company has made a full impairment amounted to RMB 686,320 against it.  The Company has filed a claim with the administrators of Lehman Treasury for recovery of the US$100,000 and is working with lawyers to monitor the status of the bankruptcy. Any portion of its investment that the Company is able to recover in the future will be recorded as Other Income.

5.	Notes and Accounts Receivables
As of December 31, 2008 and 2009, the allowance for doubtful accounts recorded by the Group was RMB 24,708 and RMB 41,121 respectively. Notes receivable represent bank drafts that are non-interest bearing and due within three months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from us. The carrying amount of notes receivable approximate their fair values.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

6.	Inventories

Inventories consisted of the following:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Raw materials	221,817	365,115
Work-in-progress	16,749	41,948
Finished goods	353,423	234,077
Total	591,989	641,140

As of December 31, 2008 and 2009, the provision for inventories recorded by the Group in cost of revenue was RMB 77,980 and RMB 122,209 respectively.

7.	Advances to suppliers

In order to better manage the Group’s unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, the Group entered into a number of multi-year supply agreements from 2006 through 2008 in amounts that were expected to meet the Group’s anticipated production needs. As a condition to the Group receiving the raw materials under those agreements, and in line with industry practice, the Group was required to, and had made advances to suppliers for all, or a portion, of the total contract price to the Group’s suppliers, which are then offset against future purchases. Typically, the supply agreements are subject to price negotiations with the suppliers based on market prices. The Group has made advances to suppliers where the Group has committed to purchase minimum quantities under some of the supply agreements.

Advances to suppliers to be offset against future purchases of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheet as at year end dates.

The Group does not require collateral or other security against its advances to related or third party suppliers. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. Also, the Group may not be able to recover all unutilized advances to suppliers if the Group does not purchase the minimum quantities or is unable to negotiate or renegotiate acceptable prepayment, quantities, prices and delivery terms with these suppliers.

As of December 31, 2008 and 2009, outstanding prepayments made to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Supplier A (third party)	952,671	1,113,430
Supplier B (third party)	640,999	607,518
Supplier C (related party)	431,005	169,611

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

As of December 31, 2008 and 2009, the provision for potential losses against supplier advances recorded by the Group in selling, general and administrative expenses was RMB 18,592 and RMB 51,960 respectively.

8.	Other current assets

Other current assets consisted of the following:
	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Input value-added tax recoverable	116,061	138,187
Value-added tax refund from export sales	61,471	41,826
Prepaid expenses	6,652	13,300
Others	6,897	8,908
	191,081	202,221

9.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Buildings	235,106	235,960
Furniture and fixtures	17,339	27,901
Motor vehicles	7,303	8,770
Machinery and equipment	928,709	1,286,232
Leasehold improvements	25,694	35,133
Land	-	6,723
Total	1,214,151	1,600,719
Less: accumulated depreciation	(129,931)	(290,201)
Subtotal	1,084,220	1,310,518
Construction-in-progress	285,587	413,924
Property and equipment, net	1,369,807	1,724,442

As of December 31, 2009, the Group pledged its building with the net book value of RMB 121,071 to secure a long term bank loan of RMB 100,000.

For the years ended December 31, 2007, 2008 and 2009, total interest capitalized was RMB 3,735, RMB 4,630 and RMB 15,464, respectively.

Depreciation expense was RMB 32,962, RMB 86,847 and RMB 160,270 for the years ended December 31, 2007, 2008 and 2009, respectively.

For the year ended December 31, 2009, the Group wrote down the carrying value in the amount of RMB 18,010 of certain machineries. The expense that was recognized from these machineries which were idle or malfunctioned for a prolonged period is as a result of accelerated depreciation from revising their remaining estimated useful life.

10.	Intangible assets, net

Intangible assets consisted of the following:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	Gross	Accumulated Amortization	Net
	RMB	RMB	RMB
As of December 31, 2008
Technical know-how	9,000	(4,125)	4,875
Purchased software	7,185	(255)	6,930
	16,185	(4,380)	11,805

As of December 31, 2009
Technical know-how	9,000	(5,250)	3,750
Purchased software	9,462	(1,255)	8,207
	18,462	(6,505)	11,957

Amortization expense was RMB 1,153, RMB 1,344 and RMB 2,125 for the years ended December 31, 2007, 2008 and 2009, respectively, and is recorded in manufacturing overhead and selling, general and administrative expenses.

Amortization expense of the existing technical know-how and purchased software for each of the next five years will be approximately RMB 1,768.

11.	Income taxes

The Company is a tax exempt company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

The Group’s operating subsidiaries, JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou, are wholly foreign-owned enterprises incorporated in the PRC and subject to PRC Foreign Enterprise Income Tax (“FEIT”) Law before January 1, 2008. Pursuant to FEIT Law, foreign-invested enterprise (“FIEs”) are subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income.  FIEs are also entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, if they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China.  Specifically, with respect to income generated by assets acquired by JA Hebei through capital injection made during the fiscal years 2005 and 2006, JA Hebei has received approval from the relevant tax authorities for a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010.  With respect to income generated by assets newly acquired by JA Hebei through capital injection made during 2007, JA Hebei has received approval from the relevant tax authorities for a separate two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011. No tax holiday was granted with respect to the income generated by assets newly acquired by JA Hebei through capital injection made during 2008.  JA Fengxian and JA Yangzhou all have cumulative losses as of December 31, 2008 and their tax holidays were deemed to commence in 2008 and can be utilized until expiry pursuant to the new CIT law (refer to below).  JA Zhabei, which is not a production-oriented enterprise, JA Lianyungang, which was established in 2008, and JA Yangzhou R&D and JA Yangzhou PV, which were established in 2009, are not entitled to the tax holiday.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1,2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). Since we intend to indefinitely reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. Undistributed earnings as of December 31, 2008 and 2009 are considered to be indefinitely reinvested, , and therefore, no deferred tax liability was recognized. No dividend was declared out of the cumulative retained earnings as of December 31, 2007, 2008 and 2009.

No income tax provision has been made for JA HK and JA Korea in any period, as the Group did not have assessable profits subject to Hong Kong or Korea Profit Tax for the years presented.

The tax benefit/(expense) comprises:

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Current tax	-	(46,859)	(29,671)
Deferred tax	5,569	22,977	21,672
	5,569	(23,882)	(7,999)

Components of deferred tax assets consisted of the following:

	As of December 31,	As of December 31,
	2008	2009
Deferred tax assets:	RMB	RMB
Temporary differences:
Pre-operating expenses	5,508	9,848
Amortization of intangible assets	300	385
Accrued warranty cost	1,296	1,483
Accrued expenses	892	-
Net loss carried forward	3,997	33,522
Depreciation of property and equipment	11,465	22,322
Inventory provision and idle capacity charges	11,218	14,630
Impairment provision for doubtful debtors	6,177	9,602
Impairment provision for prepayments	2,324	6,495
Impairment provision for property, plant and equipment	-	2,135
Capitalized interest	(1,214)	(1,214)
Deferred tax assets	41,963	99,208
Less: valuation allowance	(13,417)	(48,990)
Deferred tax assets-net	28,546	50,218

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Deferred tax assets are analyzed as:
Current	14,269	24,607
Non-Current	15,491	26,825
	29,760	51,432
Deferred tax liability are analyzed as:
Current	(123)	(164)
Non-Current	(1,091)	(1,050)
	(1,214)	(1,214)
	28,546	50,218

The Group has made some portion of valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including that the Group exited the development stage, its limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized upon the earlier of when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Reconciliation between the provision for income tax computed by applying the statutory FEIT/CIT and the Group's effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009
PRC enterprise income tax	33%	25%	(25)%
Effect of permanent differences:
Share based compensation and other permanent difference	6%	5.6%	15.5%

Tax credit associated with domestic fixed asset purchases	-	-	(6.7)%
Effect of tax holiday and tax differential of subsidiary and holding	(39)%	(31.3)%	(22.6)%
Effect of tax rate change	(1.5)%	3.5%	13.3%
Valuation allowance	0.4%	1.9%	32.1%
	(1.1)%	4.7%	6.6%

The aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009
The aggregate dollar effect	193,055	209,844	86,710
Per share effect-basic	1.44	1.34	0.54
Per share effect-diluted	1.41	1.24	0.54

The Group adopted the provisions of ASC 740, Income Taxes.  The Group has performed assessment on its tax positions related to ASC 740, and concluded that the adoption of ASC 740 did not have any material impact on the Group’s financial position as of December 31, 2008 or 2009.

12.	Prepayment for land use rights

The prepayment for land use rights of the Group represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 50 years.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Cost	45,853	52,076
Less: accumulated amortization	(537)	(1,517)
Net book value	45,316	50,559

Current portion of prepayment for land use rights (recorded in other current assets)	917	1,042
Non-current portion of prepayment for land use rights	44,399	49,517

13.	Bank borrowings

Lender	Date of Borrowing	Due Date	Principal Amount ( in RMB)	Interest rate	Interest Payment Periods

As of December 31, 2008
Shanghai Rural Commercial Bank	December 2008	December 2009	90,000	5.58%	Quarterly
Bank of China	December 2008	December 2009	150,000	5.58%	Quarterly
Agriculture Bank of China	December 2008	December 2009	100,000	5.31%	Monthly
Industrial and Commercial Bank of China	December 2008	June 2009	40,000	5.04%	Monthly
Industrial and Commercial Bank of China	December 2008	June 2009	35,000	4.86%	Monthly
Industrial and Commercial Bank of China	December 2008	December 2009	75,000	5.31%	Monthly
Total bank borrowings			490,000

As of December 31, 2009
Short term:
Agriculture Bank of China	Sep 2009	March 2010	10,000	4.37%	Monthly

Long term:
Agriculture Bank of China	June 2009	June 2012	20,000	5.4%	Monthly
China Construction Bank	June 2009	June 2011	40,000	5.4%	Monthly
Export-Import Bank of China	June 2009	June 2012	500,000	3.51%	Quarterly
Export-Import Bank of China	June 2009	June 2012	120,000	3.51%	Quarterly
Subtotal			680,000

Total bank borrowings			690,000

The bank borrowings outstanding as of December 31, 2008 and 2009 bore an average interest rate of 5.39% and 3.69% per annum, respectively. These loans are borrowed from various financial institutions. The borrowings have six month to 3 years terms and expire at various times. The unused lines of credit were RMB 730,000 as of December 31, 2009.  These facilities contain no specific renewal terms and require no collateral.

The short-term bank borrowing of RMB 10,000 as of December 31, 2009 was guaranteed by JA Hebei. In March 2010, the group repaid this short term loan to Agriculture Bank of China.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The long-term bank borrowing of RMB 20,000 and RMB 40,000 as of December 31, 2009 was guaranteed by Jinglong Group, who is the Group’s principal silicon wafer supplier and the majority shareholder of the Group.

The long-term bank borrowing of RMB 500,000 as of December 31, 2009 was guaranteed by China Minsheng Bank, who charged an annual guarantee fee of 1% of the principal. JA Hebei, JA Yangzhou and Jinglong Group provided counter-guarantee to China Minsheng Bank.

The long-term bank borrowing of RMB 120,000 as of December 31, 2009 was guaranteed by Shanghai Rural Commercial Bank, who charged an annual guarantee fee of 0.3% of the principal. JA Zhabei provided counter-guarantee to Shanghai Rural Commercial Bank with a cash deposit of RMB 20,000 and the remaining RMB 100,000 was pledged by a building with a net book value of RMB 121,071.

Interest incurred for the year ended December 31, 2007, 2008 and 2009 amounted to RMB 10,330, RMB 3,082 and RMB 30,275 respectively, of which RMB 3,735, RMB 1,404 and RMB 6,696 was capitalized in the cost of property and equipment.

14.	Senior Convertible Notes

On May 13, 2008, the Company entered into an underwriting agreement for the sale by the Company to the public of $350,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2013 (the “Senior Notes”). The Company granted to the underwriters a 30-day option to purchase up to an additional $50,000 aggregate principal amount of Senior Notes. On May 19, 2008, the Company completed its public offering of $400,000 aggregate principal amount of its Senior Notes which includes the underwriter’s exercise of their option. Net proceeds to the Company from the offering were approximately RMB 2,709,538. The Company’s financing costs associated with the Senior Notes are amortized through interest expense over the life of the Senior Notes from May 2008 to the first put date, or May 2013 using the effective interest rate method. The amount amortized to interest expense for the year ended December 31, 2008 and 2009 was RMB 4,900 and RMB 7,084 respectively.  This change in the balance of deferred issuance cost includes the pro-rate reduction of deferred issuance cost that is a component of the extinguished gain from convertible notes bought back by the Group.

The Senior Notes bear interest at the rate of 4.5% per year, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2008. The Senior Notes will mature on May 15, 2013 unless previously repurchased by the Company or converted in accordance with their terms prior to such date. On or after May 15, 2011, the Company has the option to redeem for cash all or part of the Notes at principal if the closing sale price of the Company's ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day on which notice of redemption is provided. If certain fundamental changes occur at any time prior to maturity, holders of the Senior Notes may require the Company to repurchase their Senior Notes in whole or in part for cash equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase. The interest expense recognized for interest payable to the Senior Notes holders was RMB 75,381 and RMB 88,731 for the year ended December 31, 2008 and 2009 respectively.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The Company’s functional currency is different from the denomination of the Senior Notes and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Notes over the life of the Notes. The change in fair value of the Embedded Derivatives of RMB 785,608 and RMB (55,106) was  recorded in the Consolidated Statements of Operations for the year ended December 31, 2008 and 2009 respectively. This change in fair value excludes the pro-rata reduction of the Embedded Derivatives that are a component of the extinguishment gain from convertible notes bought back by the Group. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 81,808 and RMB 104,226 for the year ended December 31, 2008 and 2009 respectively.

During the years ended December 31, 2008 and 2009, the Company bought back US$78,526 and US$ 93,301 (par value) of the Notes at prices ranging from 28.19% to 40.46% and 39.36% to 79.25%, respectively.  The gain from convertible notes buyback was RMB 203,514 and RMB 22,904 respectively. As of December 31, 2009, the notional outstanding amount of the Senior Notes was RMB 1,558,011 (US$228,173). The estimated fair value of the Senior Notes as of December 31, 2009 was RMB 1,222,628 (US$179,116).

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

The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the capped call transactions as freestanding derivative assets in the Consolidated Balance Sheet. The derivative is marked to market each reporting period utilizing the Black-Scholes option pricing model.

On September 15, 2008 and October 3, 2008, respectively, one of the underwriters and its affiliate filed for protection under Chapter 11 of the federal Bankruptcy Code, an event of default under the agreement. As a result of the default, the counterparty is not expected to perform its obligations if such obligations were to be triggered. The Company has written down the fair value of the derivative in relation to this counterparty to nil given the counterparty is in bankruptcy and lacks the ability and intent to settle the contract as of period end. The fair value of the derivative asset purchased from the other counterparty was RMB 4,485 and RMB 4,033 as of December 31, 2008 and 2009 respectively. The loss recorded in the income statement for the change in fair value of this derivative was RMB 221,602 and RMB 453 for the year ended December 31, 2008 and 2009 respectively.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

These shares were considered issued and outstanding for corporate law purposes at the time they were loaned; however, at the time of the loan they were not considered outstanding for the purpose of computing and reporting earnings per share because these shares were to be returned to the Company no later than May 15, 2013, the maturity date of the Senior Notes. On September 15, 2008, one of the ADS borrowers, who the Company had loaned 6,562,760 shares of our common stock, filed for protection under Chapter 11 of the federal Bankruptcy Code and was placed into administration proceeding in the United Kingdom.

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

15.	Other payables to third parties

Other payables consisted of the following:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Purchases of property and equipment	127,086	69,444
Professional service fees	1,599	1,392
Miscellaneous tax payables	1,485	3,907
Others	2,622	5,848
Total other payables	132,792	80,591

16.	Accrued expenses

Accrued expenses consisted of the following:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Outsource production fee	4,824	70
Professional service fees	13,286	12,773
Interest	688	764
Travelling and rental expenses	837	63
Utilities	277	3,750
Others	2,854	3,693
Total accrued expenses	22,766	21,113

17.	Accrued warranty cost

The movement of Group's accrued warranty costs for solar module is summarized below:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Beginning balance	929	5,185
Warranty provision	4,256	746
Warranty cost incurred	-	-
Ending balance	5,185	5,931

18.	Share-based compensation

As of December 31, 2009, the Company had one share-based compensation plan, which is described below.

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

During the year ended December 31, 2009, the Company granted 1,013,000 ordinary share options to certain of its directors and employees.  The exercise price of these options varies from $1.99 to $4.53 per option.

All the batches of options granted in year 2009 were granted with the exercise price equal to the market price of the equity stock at the date of grant and have 10-year contractual terms. The Company has various vesting schedules but generally in the range of 2 to 4 years.

The Company adopted the fair value recognition provision of ASC 718 on January 1, 2006. ASC 718 requires that compensation cost relating to share-based payment transactions be recognized in the Group's statement of operations over the service period (generally the vesting period). That cost is measured based upon the fair value of the option issued as calculated under the Black Scholes option pricing model. The Group's share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in correlation with the vesting percentages. Options granted to non-employees of the Group are remeasured each period end in accordance with ASC 505.

As a result of the adoption of ASC 718 and ASC 505, the Group recognized a pre-tax charge of RMB 62,828, RMB 93,432 and RMB 79,030(included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 2,850, RMB 4,694 and RMB 88 was capitalized in the cost of inventory as of December 31, 2007, 2008 and 2009, respectively), for the year ended December 31, 2007, 2008 and 2009 associated with the expensing of stock options, respectively.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007, 2008 and 2009 were US$5.955, US$5.149 and US$ 3.11, respectively. The compensation that has been charged against income for the plan, net of the amounts reversed for options forfeited in excess of amounts estimated at the grant date, was RMB 59,978, RMB 88,738 and RMB 79,067 for the year ended December 31, 2007, 2008 and 2009, respectively. The amounts reversed associated with options forfeited were 4,799, 59,586 and 49,634 for the year ended December 31, 2007, 2008 and 2009, respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

As of December 31, 2007, 2008 and 2009, there was RMB 240,543, RMB 447,602 and RMB 28,073 of total unrecognized compensation cost related to nonvested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 30 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of ordinary shares granted prior to IPO was determined retrospectively to the time at grant and at each reporting date. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees and non-employees during the year ended December 31, 2007, 2008 and 2009 respectively:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Average risk-free rate	4.06-4.58%	1.99-3.82%	1.59%-3.03%
Weighted average expected option life	6.25 years	5.75-6.33 years	6.33years
Volatility rate	55%	55-75%	75%
Dividend	-	-	-

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

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

The following table summarizes information with respect to share options outstanding on December 31, 2009:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Year)	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2007	7,525,000	9.67	9.48	102,351
Granted	6,132,000	8.18	-	-
Forfeited	(3,309,000)	11.22	-	-
Exercised	(798,000)	3.39	-	-
Outstanding at December 31, 2008	9,550,000	8.7	9.26	(41,378)
Granted	1,013,000	3.11	-	-
Forfeited	(6,399,600)	10.18	-	-
Exercised	(1,036,400)	2.38	-	-
Outstanding at December 31, 2009	3,127,000	5.96	7.19	(800)
Exercisable at December 31, 2009	681,600	7.67	7.92	(1,146)

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008, and 2009 was $15,406, $7,948 and $2,016 respectively.

b)	Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

During 2009, the Company granted 2,242,000 restricted share units to certain employees and independent directors, which were vested in 3 to 4 years.

Upon vesting, the shares will be issued by the Company.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The following table summarizes information with respect to RSUs outstanding on December 31, 2009:

	Shares	Weighted Average Grant Date Fair Value (US$)
Nonvested at December 31, 2007	510,000	13.28
Granted	-	-
Vested	(495,000)	13.31
Forfeited	-	-
Nonvested at December 31, 2008	15,000	12.41
Granted	2,242,000	5.00
Vested	(15,000)	12.41
Forfeited	-	-
Nonvested at December 31, 2009	2,242,000	5.00

For RSUs, the Company recognized a pre-tax charge of RMB 28,809, RMB 19,760 and RMB 17,169 (included in selling, general, and administrative expenses) for the years ended December 31, 2007, 2008 and 2009, respectively. Unrecognized compensation expense related to the RSUs for the years ended December 31, 2007, 2008 and 2009 were RMB 21,206, RMB 905 and RMB 10,065. The cost is expected to be recognized over a remaining period of 43 months.  The fair value of shares vested during the year ended December 31, 2007, 2008 and 2009 was nil, RMB 43,057 and RMB 468, recpectively.

Some of the RSUs are classified as liabilities, as these RSUs can be settled through a cash payment upon vesting and at the Employee's option and subject to applicable laws and regulations and the memorandum of association and articles of the Company.

19.	Foreign currency forward contracts

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. The Company uses foreign currency forward exchange contracts to hedge the exposure to foreign currency risk, primarily the Euro and RMB. The purpose of the Company’s foreign currency derivative activities is to protect the Company from the risk that the Euro net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. The Company uses foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next 12 months.

The Company accounts for derivative instruments pursuant to ASC 815, Derivatives and Hedging, as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other assets or other liabilities in the consolidated balance sheets. The Company has evaluated various factors and determined that there is no ineffectiveness to be recorded for the foreign-currency forward contracts entered in 2009, and the foreign currency forward exchange contracts qualified for foreign currency cash flow hedge accounting.  When hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on quarterly basis. As of December 31, 2009, the Company had outstanding foreign currency forward exchange contracts with notional amounts of Euro 1,094, and the fair value of the open contracts was a loss of Rmb 831, which was recorded in accumulated other comprehensive loss.  During 2009, a loss of approximately Rmb 22,846 was recorded in the consolidated financial statements.

The following table displays the outstanding notional balances and the estimated fair value of the Company’s foreign-currency forward exchange contracts and embedded derivatives as of December 31, 2008 and 2009:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2008	2008	2009	2009
	RMB	RMB	RMB	RMB
	Notional Amount	Estimate fair value	Notional Amount	Estimate fair value
Foreign exchange forward contracts under cash flow hedge, recorded in other payables to third parties	-	-	10,716	831
Embedded foreign currency derivatives recorded in derivative assets	-	-	491,630	6,488
Capped call options recorded in derivative assets	-	4,485	-	4,033
Embedded derivatives underlying convertible notes recorded in embedded derivatives	-	115,676	-	136,632

20.	Mainland China contribution plan and profit appropriation

a)	China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees' salaries. The total contribution for such employee benefits was RMB 5,849, RMB 16,203 and RMB 27,759 for the year ended December 31, 2007, 2008 and 2009, respectively.

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

JA Hebei made RMB 57,031, RMB 97,957 and RMB 24,359 for the general Statutory Reserves in the year ended December 31, 2007, 2008 and 2009, respectively.

JA Yangzhou made RMB nil, RMB nil and RMB 17,267 for the general Statutory Reserves in the year ended December 31, 2007, 2008 and 2009, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

c)	Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:
Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd. (Note 1)	RMB 1,000,000
Shanghai JA Solar Technology Co., Ltd.	US$ 20,000
Shanghai JA Solar PV Technology Co., Ltd.	US$ 20,000
JA Solar Technology Yangzhou Co., Ltd.	US$ 162,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	US$ 43,000
JA Solar Yangzhou R&D Co., Ltd.	RMB 50,000
JA Yangzhou PV technology Co., Ltd.	US$ 10,000

21.	Net income/ (loss) per share

Basic and diluted net income/(loss) per share for the year ended December 31, 2007, 2008 and 2009 are calculated as follows:
	December 31, 2007	December 31, 2008	December 31, 2009
Numerator：

Net income	400,368	479,066	(128,661)
Preferred shares accretion	(515)	-	-
Allocation of net income to participating preference shareholders	(1,648)	-	-
Numerator for basic earnings per share	398,205	479,066	(128,661)
Dilutive effect of:
Change in fair value of embedded derivatives underlying convertible notes**	-	(785,608)	-
Gain on buyback of convertible notes**	-	(203,514)	-
Foreign exchange gain on convertible notes**	-	(39,115)	-
Accretion of non-cash interest charge on convertible notes	-	81,808	-
Amortization of deferred issuance cost in relation to convertible notes	-	4,900	-
Interest expense of convertible notes	-	72,137	-
Numerator for diluted earnings/(loss) per share	398,205	(390,326)	(128,661)

Denominator:
Denominator for basic earnings per share - weighted average ordinary shares outstanding*	134,525,226	156,380,060	161,643,312
Dilutive effect of share options**	2,196,546	1,347,053
Dilutive effect of convertible notes**		11,058,130	-
Denominator for diluted earnings per share	136,721,772	168,785,243	161,643,312

Basic earnings/(loss) per share	2.96	3.06	(0.80)
Diluted earnings/(loss) per share	2.93	(2.31)	(0.80)

* 6,562,760 shares loaned pursuant to the ADS Lending Agreement that were to be returned to us have been included in the per share calculation on a weighted average basis due to the uncertainty regarding the recovery of the borrowed shares (see Note 14).
**These potentially dilutive factors were not included in the calculation of dilutive earnings per share because of there anti-dilutive effect as of December 31, 2009.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

22.	Related party transactions

a)	Amounts due to related parties consisted of the following:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Payables to Ningjin Sun New Energy Co., Ltd.	6,000	-
Payables to Jinglong Group	3,323	18,772
Payables to Solar Silicon Valley Electronic Science and Technology Co., Ltd	-	27,978
Payables to Jing Wei Electronics Co., Ltd.	-	4,275
Payables to Xingtai Jinglong Electronics Co., Ltd.	-	4,325
Others	84	2,918
Total amounts due to related parties	9,407	58,268

b)	Amounts due from related parties consisted of the following:

	As of December 31,	As of December 31,
	2008	2009
	RMB	RMB
Receivables from Ningjin Sun New Energy Co., Ltd.	23,009	-
Advances to the Jinglong Group-short term	415,950	50,889
Advances to the Jinglong Group-long term	15,055	118,722
Total amounts due from related parties	454,014	169,611

c)	Transactions with the Jinglong Group

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

In August 2007, the Group revised the monthly prepayment terms under the existing contract with Jinglong Group and made a prepayment of RMB 300,000 to Jinglong Group in August 2007 for wafers to be delivered after January 1, 2008. Jinglong Group will credit from future invoices a portion of the price of each wafer purchased against the prepayment for the wafers delivered to us after January 1, 2008.

On September 24, 2008, the Group entered into a long-term silicon wafer supply contract with the Solar Silicon Valley Electronic Science and Technology Co., Ltd (“Silicon Valley”), a wholly owned subsidiary of the Jinglong Group.  Pursuant to the contract, the Group made a prepayment of RMB 200,000 to Silicon Valley in September 2008 for wafers to be delivered in 2009. Silicon Valley will credit from future invoices a portion of the price of each wafer purchased against the prepayment for the wafers delivered to us in 2009.

In February 2009, the Group revised the terms under the original July 2006 contract with Jinglong Group and agreed a delivery schedule for wafers to be purchased in 2009.  The unutilized prepayment from the RMB 300,000 prepayment previously made in August 2007 would be treated as prepayment for 2009 wafer purchases. Jinglong Group credited from future invoices a portion of the price of each wafer purchased against the prepayment for wafers delivered in 2009. Both parties agreed that the Group would continue to utilize the prepayment balance for the wafers to be delivered in 2010 and the years after 2010.

Also in February 2009, the Group revised the terms under the original September 2008 contract with Silicon Valley and agreed a delivery schedule for wafers to be purchased in 2009.  The unutilized prepayment from the RMB 200,000 prepayment previously made in September 2008 would be treated as prepayment for 2009 wafer purchases. Silicon Valley credited from future invoices a portion of the price of each wafer purchased against the prepayment for wafers delivered in 2009. Both parties agreed that the Group would continue to use the remaining prepayment in 2010. The remaining prepayment was fully utilized in 2010.

The Group reviewed the contracts under ASC 815, Derivatives and Hedging, and ASC 810, Consolidation, and determined that it doesn't contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity.

The Group purchased RMB 1,208,890, RMB 1,448,150 and RMB 696,638 of silicon wafers from the Jinglong Group for the year ended December 31, 2007, 2008 and 2009, respectively. Outstanding supplier advances to the Jinglong Group for purchases of silicon wafers amounted to RMB 431,005 and RMB 169,611 as of December 31, 2008 and 2009, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

Sales

The Group sold solar cells and provided solar cells processing services to the Jinglong Group amounted to RMB 3,682, RMB 5,168 and RMB 5,206 for the year ended December 31, 2007, 2008 and 2009, respectively.

Outsourcing service

The Group outsourced wafer processing services to Jinglong and Silicon Valley, where they helped the Group to turn polysilicon into wafers. The outsourcing service fee was RMB nil, RMB 3,198 and RMB 17,422 for Jinglong, RMB nil, RMB5,412 and RMB nil for Silicon Valley for the year ended December 31, 2007, 2008 and 2009, respectively.

Management fees and leasing

In January 2009, the Group renewed an agreement with the Jinglong Group to pay management fees of RMB 20 per month for facilities maintenance and security services provided by the Jinglong Group. The term of this agreement is from January 2009 to December 2009. Outstanding accrual for the management fees was RMB 40, RMB 40, RMB 20 as of December 31, 2007, 2008 and 2009, and was recorded in amounts due to related parties in the consolidated balance sheet. The Group leases properties from Jinglong Group and a related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Jinglong Group in the amounts of RMB 2,531, RMB 8,754 and RMB 16,644 for the year ended December 31, 2007, 2008 and 2009, respectively.

d)	Transactions with other related parties

The Group sold solar cells to a related company. Its chairman is also the chairman of the Group. The Group sold solar cells to the related company amounted to RMB 58,523, RMB 506,498 and RMB nil for the year ended December 31, 2007, 2008 and 2009, respectively.

The Group provided solar cell processing service to a related company. Its chairman is also the chairman of the Group. The solar cell processing service fee amounted to RMB 304, RMB 9,521 and RMB nil for the year ended December 31, 2007, 2008 and 2009, respectively.

The Group outsourced wafer processing services to three related companies where they helped the Group to turn polysilicon into wafers.  The chairman of the two companies is also the chairman of the Group. The outsourcing service fee was RMB nil, RMB 80,314 and RMB 38,875 for the year ended December 31, 2007, 2008 and 2009, respectively.

The Group outsourced module processing service to a related company. Its chairman is also the chairman of the Group. The module processing service fee amounted to RMB nil, RMB 28,952 and RMB nil for the year ended December 31, 2007, 2008 and 2009 respectively.

The Group purchased RMB nil, RMB 60,851 and RMB 172,705 of silicon wafers from several related companies for the year ended December 31, 2007, 2008 and 2009, respectively. Their chairman is also the chairman of the Group.

The Company has granted a number of stock options under its 2006 stock incentive plan to attract and retain key personnel. During 2009, certain option holders exercised their already vested stock options 1,036,400 shares.

The Group acquired certain equipmentfrom related companies in 2009. The chairman of these companies is also the chairman of our company.  The transactions were completed at the aggregate amount of RMB 113,229.

23.	Contingencies and Commitments

a)	Contingencies

In December 2008, the Company was named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York:  Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008). The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, the Company’s former chief executive officer and Mr. Daniel Lui, the Company’s former chief financial officer and former chief strategy officer and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act. On April 17, 2009, the court consolidated the two cases, appointed a lead plaintiff, and ordered the lead plaintiff to file a consolidated complaint. The lead plaintiff filed the consolidated complaint on June 1, 2009. We filed a motion to dismiss the consolidated complaint on July 15, 2009. In response, lead plaintiff filed a second amended complaint on August 21, 2009. We moved to dismiss the second amended complaint on October 8, 2009. The lead plaintiff filed a response to our motion to dismiss the second amended complaint on November 5, 2009, and we filed our reply on November 25, 2009.  The court ordered an oral argument to be held on April 9, 2010 to hear arguments regarding our motion to dismiss.  That oral argument was adjourned to April 20, 2010 and then to April 26, 2010, again at lead plaintiff’s request.  On April 26, 2010, the oral arguments were heard and we are currently awaiting the ruling.   Although it is not possible for the Company to predict the ultimate outcome of this litigation at this time, the Company will defend itself vigorously in this litigation and does not believe any loss is probable and estimable.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

b)	Supplier contract

In order to better manage the Group’s unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, the Group entered into a number of multi-year supply agreements from 2006 through 2008 in amounts that were expected to meet the Group’s anticipated production needs. As a condition to our receiving the raw materials under those agreements, and in line with industry practice, the Group was required to, and have made advances to suppliers for all, or a portion, of the total contract price to the suppliers, which are then offset against future purchases. The Group has completed re-negoiating certain of our supplier arrangements and is currently in the process of re-negotiating the remaining prepayment obligations with our suppliers.

Set out below are the Group’s fixed obligations under these multi-year contracts including “take or pay” arrangements.

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Company’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Company for the full stated purchase price of polysilicon or silicon wafers the Company is obligated to purchase each year, whether or not the Company actually purchases the contractual volume. In addition to the “take or pay” supply agreements, the Company has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on relevant energy price index. Purchases made under these agreements amounted to RMB 358,482, RMB 1,025,894 and RMB 415,201 for the year ended December 31, 2007, 2008 and 2009, respectively. Our future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

	“Take or pay” supply agreements	Other Multi-year supply agreements*	Total
Twelve Months Ending December 31	(in RMB)	(in RMB)	(in RMB)
2010	375,690	1,459,864	1,835,554
2011	169,650	1,858,884	2,028,534
2012	158,760	2,102,209	2,260,969
2013	-	1,094,209	1,094,209
2014	-	38,209	38,209
Thereafter	-	114,626	114,626
Total	704,100	6,668,001	7,372,101

* includes only purchase commitments with fixed or minimum price provisions. In addition, the Company has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms. The Company has committed to purchase poly with the quantity of 20,244MT during 2010 to 2015 and 31,356MT during 2015 to 2020 respectively, which are with variable price provisions,

Outstanding supplier advances related to the above “take or pay” arrangements amounted to RMB 946,001 and RMB 1,171,621 as of December 31, 2008 and 2009, respectively.

If the Company fails to meet the obligations, including purchase quantity commitments, under the amended agreements and are unable to further renegotiate the terms of these multi-year supply agreements, the Company may be forced to forfeit certain prepayment amounts and be subject to claims or other disputes which could materially and adversely affect the Company’s results of operations, and financial position.

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

In July 2008, the Group entered into its operating lease with the Jinglong Group. The renewed operating lease with the Jinglong Group replaced the two aforementioned operating leases and has an annual rental of RMB 12,000. This non-cancelable operating lease expires in June 2012.

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

In July 2009, the Group entered into an operating lease with the Jinglong Group. The renewed operating lease replaced the two aforementioned operating leases and has an annual rental of RMB 12,000. This non-cancelable operating lease expires in June 2012.

Future minimum obligations for operating leases are as follows:

(in RMB)
2010	17,336
2011	16,740
2012	10,740
2013	120
2014	120
Thereafter	1,270
Total	46,326

Rent expense under all operating leases was RMB 2,893, RMB 9,865 and RMB 17,203, for the year ended December 31, 2007, 2008 and 2009, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

d)	Capital expenditure

As of December 31, 2007, 2008 and 2009, the Group had contracted for capital expenditure on machinery and equipment of RMB 423,240, RMB 233,250 and RMB 433,625, respectively.

24.	Fair value measurements

The Group adopted the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Before January 1, 2009, the adoption of ASC 820 was limited to our financial assets and financial liabilities only. The Group does not have any nonfinancial assets or nonfinancial liabilities recognized or disclosed at fair value in our financial statements on a recurring basis.

In October 2008, the FASB issued FSP 157-3 “Determining Fair Value of a Financial Asset in a Market That Is Not Active” (FSP 157-3). FSP 157-3 clarified the application of ASC 820 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

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

Cash Equivalents.  As of December 31, 2008 and 2009, our cash equivalents consisted of call deposits and money market funds. We value our cash equivalents using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, we classify the valuation techniques that use these inputs as Level 1.

Short Term Investments.  As of December 31, 2008, our trading and available-for-sale securities consisted of a currency fund, HARP index investment and commodity related investment. We value our available-for-sale securities using quoted prices for securities with similar characteristics and other observable inputs (such as interest rates that are observable at commonly quoted intervals), and accordingly, we classify the valuation techniques that use these inputs as Level 2. We also consider the effect of our counterparties’ credit standings in these fair value measurements. As of December 31, 2009, we do not have short term investments.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Derivative assets and liabilities.  Our derivative assets and liabilities consist of embedded foreign currency derivatives in our sales and purchase contracts denominated in currencies other than Renminbi or the functional currency of the counterparty, the capped call transactions denominated in USD, embedded derivatives underlying convertible notes and foreign currency forward contract instruments. Since our capped call transactions and embedded derivatives underlying convertible notes are not traded on an exchange, they are valued using valuation models. Management is responsible for determining these fair values and considered a number of factors including valuations. The capped call transactions are valued using the Black Scholes Option Pricing Model. The embedded derivatives underlying convertible notes are bifurcated using the “with or without” approach. As there are interrelationships among the embedded derivatives, they are valued using a Monte Carlo simulation. Interest rate yield curves, foreign exchange rates, stock price, volatility, expected term, risk-free rate and fundamental change event probabilities are the significant inputs into these valuation models. The inputs used in the valuation of the capped call transactions are observable in active markets over the terms of the instruments we hold, and accordingly, we classify these valuation techniques as Level 2 in the hierarchy. In regards to the embedded derivatives underlying convertible notes, fair value was determined using a “with and without” approach which was based on both Level 2 and Level 3 inputs. We determined that the Level 3 input, that is the fundamental change event probabilities, is significant to the overall fair value measurement. We consider the effect of our own credit standing and that of our counterparties in our valuations of our derivative financial instruments. The Company entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated sales. The Company’s financial instrument counterparties are high-quality commercial banks with significant experience with such instruments.  Fair values of the Company’s forward contracts are determined using significant other observable inputs (Level 2 fair value measurements), and are based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration of the contracts.

Recurring change in fair value

As of December 31, 2008, information about inputs into the fair value measurements of our assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

As of December 31, 2009, information about inputs into the fair value measurements of our assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	15,367	15,367	-	-
Capped call options	4,033	-	4,033	-
Embedded foreign currency derivatives	6,488	-	6,488	-

Liabilities:
Embedded derivatives underlying convertible notes	(136,632)	-	-	(136,632)
Foreign exchange forward contract instruments	(831)	-	(831)	-

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 embedded derivatives underlying convertible notes for the year ended December 31, 2009 was as follows:

Balance at December 31, 2008	115,676
Unrealized gains included in Change in fair value of derivatives	55,106
Embedded derivatives underlying convertible notes repurchased and recognized in buyback gain	(34,150)
Balance at December 31, 2009	136,632

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Embedded derivatives underlying convertible notes (see note 14)	-	785,608	(55,106)
Capped call options (see note 14)	-	(221,602)	(453)
Embedded foreign exchange derivatives	-	-	6,488
	-	564,006	(49,071)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

25.	Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group's net revenues generated from different geographic locations:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
China	2,310,472	4,162,037	2,789,798
Outside China:
Spain	154,812	613,483	57,516
Germany	371	144,936	396,922
Rest of the world	228,045	537,854	534,942
Total outside China	383,228	1,296,273	989,380
Total net revenue	2,693,700	5,458,310	3,779,178

The following table summarizes the Group's long-lived fixed assets by geographic locations:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
China	532,012	1,369,807	1,626,247
Korea*	-	-	98,195
Total long-lived fixed assets	532,012	1,369,807	1,724,442

* Korea assets consist of 3MW solar power plant.

26.	Certain risks and uncertainties

a)      Major customers

Details of the customers accounting for 10% or more of total revenues were as follows:

Major customers	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Customer A (third party)	18.9%	-	11.4%
Customer B (third party)	11.0%	9.2%	5.2%
Customer C (third party)	10.9%	13.4%	8.4%
Customer D (third party)	11.2%	9.0%	2.5%

Accounts receivable from the 3 customers with the largest receivable balances represents 68% and 57% of the balance of accounts receivable at December 31, 2008 and 2009, respectively. The Company performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

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

Other than the transactions occurring in 2009 already described above, the following events have taken place in 2010:

Stock options and restricted share units

During January to April 2010, the Company granted 1,100,000 restricted share units and 1,650,000 ordinary share options to its employees. The exercise price of these options is $4.88 per option, which is determined using the closing prices of the Company’s American Depositary Shares listed on the NASDAQ at the grant date.

29.	Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Additionally, the Company's subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 3,052,831 or 64.7% of the Company total consolidated net assets as of December 31, 2009. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders.

30.	Additional information—condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from January 1, 2007 to December 31, 2009.

The subsidiaries did not pay dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or gurantee as of December 31, 2009.

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009
	RMB	RMB	RMB

Revenues	-	-	-
Total operating expenses	(30,929)	(35,315)	(19,829)
Loss from operations	(30,929)	(35,315)	(19,829)
Interest expense	-	(162,090)	(198,816)

Change in fair value of derivatives	-	564,006	(55,559)
Share of income from subsidiaries	510,976	767,682	118,797
Convertible bond buyback gain	-	203,514	22,904
Other (expenses)/income	(79,679)	(172,411)	3,842
Impairment on available-for-sale securities	-	(686,320)	-
Income/(loss) before income taxes	400,368	479,066	(128,661)
Income tax benefit/(expense)	-	-	-
Net income/(loss)	400,368	479,066	(128,661)
Preferred shares accretion	(515)	-	-
Allocation of net income to participating preferred shareholders	(1,648)	-	-
Net income/(loss) available to ordinary shareholders	398,205	479,066	(128,661)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	December 31,	December 31,
	2008	2009
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	112,949	40,912
Short-term investments	353,588	-
Other receivable from subsidiaries	273,942	274,064
Other current assets	1,457	5,772
Total current assets	741,936	320,748
Investments in subsidiaries	2,459,800	2,651,997
Derivative asset-capped call options	4,485	4,033
Deferred issuance cost	58,953	36,070
Amount due from subsidiaries	3,172,279	3,247,833
Total assets	6,437,453	6,260,681
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Other payables to subsidiaries and employees	6,590	1,401
Accrued and other liabilities	14,230	20,849
Interest payable	13,458	10,129
Total current liabilities	34,278	32,379
Long-term debt payable	-	204,846
Convertible notes	1,532,600	1,171,438
Embedded derivatives	115,676	136,632
Total liabilities	1,682,554	1,545,295

Commitments and Contingencies	-	-

Shareholders' equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 167,982,020 and 169,018,420 shares issued and outstanding as of December 31, 2008 and December 31, 2009)	133	134
Additional paid-in capital	3,787,262	3,884,037
Retained earnings	967,887	839,227
Accumulated other comprehensive loss	(383)	(8,012)
Total shareholders' equity	4,754,899	4,715,386
Total liabilities and shareholders' equity	6,437,453	6,260,681

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	For the year ended December 31, 2007	For the year ended December 31, 2008	For the year ended December 31, 2009
	RMB	RMB	RMB
Cash flows from operating activities:
Net income/(loss)	400,368	479,066	(128,661)
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation expense	5,956	8,301	(1,094)
Share of income from subsidiaries	(510,976)	(767,682)	(118,797)
Amortization of deferred issuance cost and increase in accretion of convertible notes	-	88,389	110,076
Change in the value of derivatives	-	(564,006)	55,559
Exchange loss	90,672	25,889	1,956
Gain from senior convertible notes buyback	-	(203,514)	(22,904)
Impairment on available-for-sale security	-	686,320	-
Investment loss from available-for-sale securities	-	39,893	-
Changes in operating assets and liabilities:
Acquisition of trading securities	-	(353,588)	353,588
(Increase)/decrease in receivables from subsidiaries	(292,742)	18,800	(122)
(Increase)/decrease in other current assets	(233)	(1,224)	(4,315)
Increase/(decrease) in payables to subsidiaries and employees	4,975	(112,093)	-
Increase in share-based compensation liabilities	-	-	1,401
Increase in long-term liabilities	-	-	204,846
Increase in accrued and other liabilities	2,852	120	28
Increase/(decrease) in interest payable	-	13,458	(3,328)
Net cash used in operating activities	(299,128)	(641,871)	448,233
Cash flows from investing activities:
Loans granted to subsidiaries	(1,502,191)	(1,670,089)	(249,269)
Loans repayment by subsidiaries	-	-	173,715
Capital injection to subsidiaries	-	(682,790)	-
Acquisition of short term investments	(810,762)	(1,060,836)	-
Proceeds from sale of short term investments	-	1,145,385	-
(Increase)/decrease in restricted cash	(409,058)	409,058	-
Net cash (used in)/provided by investing activities	(2,722,011)	(1,859,272)	(75,554)
Cash flows from financing activities:
Proceeds from public offerings of shares	3,341,002	-	-
Net proceeds from convertible notes offerings	-	2,709,538	-
Payment of capped call up-front premiums	-	(226,087)	-
Repurchase of senior convertible notes	-	(182,019)	(459,601)
Proceeds from exercise of stock options	128,583	18,876	16,841
Net cash provided by/(used in) financing activities	3,469,585	2,320,308	(442,760)
Effect of exchange rate changes on cash and cash equivalents	(91,320)	(63,342)	(1,956)
Net increase / (decrease) in cash and cash equivalents	357,126	(244,177)	(72,037)
Cash and cash equivalents at the beginning of the year	-	357,126	112,949
Cash and cash equivalents at the end of the year	357,126	112,949	40,912