Form 20-F
period 2010-12-31
JA Solar Holdings Co., Ltd.
filed 2011-04-26
CIK 1385598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from                      to
COMMISSION FILE NUMBER 001-33290
JA Solar Holdings Co., Ltd.
(Exact name of Registrant as specified in its charter)

The Cayman Islands
(Jurisdiction of Incorporation or Organization)
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People’s Republic of China
(Address of Principal Executive Offices)

Ms. Anthea Chung
JA Solar Holdings Co., Ltd.
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People’s Republic of China
Tel: +86-21-60955999
Fax: +86-21-60955727
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered

American depositary shares, each representing one	The NASDAQ Stock Market LLC
ordinary share, par value US$0.0001 per share
Ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC*

*	Not for trading but only in connection with the registration of American depositary shares
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, par value US$0.0001 per share	169,976,270
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing (Check one):
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

i

ii

CERTAIN TERMS AND CONVENTIONS
Unless otherwise indicated, references in this annual report to:
•	“ADS” are to American depositary shares, each representing one ordinary share of JA Solar, par value US$0.0001 per share;
•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“conversion efficiency” are to the ability of solar power products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the solar power industry to measure the percentage of light energy from the sun that is actually converted into electricity;
•	“cost per watt” and “price per watt” are to the cost and price of solar power products, respectively, relative to the number of watts of electricity a solar power product generates;
•	“Hebei Jinglong” are to Hebei Jinglong Industry and Commerce Group Co., Ltd., which is controlled by the shareholders of Jinglong BVI;
•	“JA BVI” are to JA Development Co., Ltd., our directly wholly-owned subsidiary, a British Virgin Islands company;
•	“JA Fengxian” are to Shanghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;
•	“JA Hebei” are to JingAo Solar Co., Ltd., our predecessor and indirectly wholly-owned subsidiary in Hebei, China;
•	“JA Lianyungang” are to Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;
•	“JA Solar,” “we,” “us,” “the company,” “our company” and “our” are to JA Solar Holdings Co., Ltd. and, unless otherwise indicated or as the context may otherwise require, its predecessor entities and its consolidated subsidiaries;
•	“JA Wafer R&D” are to Donghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;
•	“JA Yangzhou” are to JA Solar Technology Yangzhou Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;
•	“JA Yangzhou R&D” are to Yangzhou JA Solar R&D Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;
•	“JA Zhabei” are to Shanghai JA Solar PV Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;
•	“Jinglong BVI” are to Jinglong Group Co., Ltd., a British Virgin Islands company and our largest shareholder;
•	“Jinglong Group” are to Hebei Jinglong and its consolidated subsidiaries;
•	“Lehman Entities” are to include Lehman Brothers Holdings Inc. and its subsidiaries, including Lehman Brothers Inc., Lehman Brothers International (Europe), Lehman Brothers Treasury Co. BV and Lehman Brothers OTC Derivatives Inc.
•	“rated manufacturing capacity” are to the total amount of solar power products that can be made by a manufacturing line per annum operating at its maximum possible rate and is measured in megawatts, or MW;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;
•	“voltage” or “volts” are to the rating of the amount of electrical pressure that causes electricity to flow in the power line; and
•	“watts” are to the measurement of total electrical power, where “kilowatts” or “KW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatts” or “GW” means one billion watts.
CURRENCIES AND EXCHANGE RATES
Our functional currency is Renminbi. The noon buying rate for U.S. dollars in effect on December 30, 2010 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was at US$1.00 = RMB 6.60. We make no representation that any amounts of Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi versus that of other foreign currencies may have a material adverse effect on our business and on your investment.” On April 15, 2011, the noon buying rate was RMB6.5317 to US$1.00.
The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

		Noon buying rate
		Average(1)
Period	Period End	(RMB per US$1.00)	High	Low

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.5520
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5749	6.5777	6.6017	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 15, 2011)	6.5317	6.5382	6.5477	6.5310

Source for 2005-2008: Federal Reserve Bank of New York.

Source for 2009-2011: the H10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated by averaging the noon buying rates on the last business day of each month. Monthly averages are calculated using the average of the daily rates during the relevant period.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. SELECTED FINANCIAL DATA
You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.
The selected consolidated financial data presented below as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are derived from our audited consolidated financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. Our selected consolidated statement of operations data for the year ended December 31, 2006 and 2007 and selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period. The selected consolidated financial data as of December 31, 2008 and 2009 and for the years ended December 31, 2008 and 2009 have been adjusted to reflect the adoption of a new accounting guidance for share lending arrangements issued in contemplation of a convertible debt issuance (see Note 2(z) to our audited consolidated financial statements included elsewhere in this annual report).

	Year ended December 31,
	2006	2007	2008	2009	2010
			As adjusted	As adjusted
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB
Consolidated Statements of Operations Data:
Net revenues
Solar modules	—	92.9	425.6	82.6	2,510.6
Solar cells and other products to third parties	565.3	2,439.5	4,368.4	3,283.9	8,023.9
Solar cells and other products to related parties	131.2	62.2	508.0	5.2	160.4
Solar products processing	—	99.1	156.3	406.9	1,065.9

Total revenues	696.5	2,693.7	5,458.3	3,778.6	11,760.8

Cost of revenues
Solar modules	—	(74.0)	(378.5)	(90.7)	(2,221.5)
Solar cells and other products	(524.2)	(1,992.6)	(4,035.7)	(2,985.5)	(6,484.9)
Solar products processing	—	(26.2)	(52.1)	(220.3)	(508.0)

Total cost of revenues	(524.2)	(2,092.8)	(4,466.3)	(3,296.5)	(9,214.4)

Gross profit	172.3	600.9	992.0	482.1	2,546.4

Selling, general and administrative expenses	(39.7)	(150.3)	(271.5)	(343.3)	(505.1)
Research and development expenses	(1.3)	(4.2)	(28.5)	(45.1)	(63.8)

	Year ended December 31,
	2006	2007	2008	2009	2010
			As adjusted	As adjusted
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB
Total operating expenses	(41.0)	(154.5)	(300.0)	(388.4)	(568.9)

Income from operations	131.3	446.4	692.0	93.7	1,977.5

Impairment on available-for-sale securities	—	—	(686.3)	—	—
Change in fair value of derivatives	—	—	564.0	(49.1)	74.5
Convertible notes buy back gain/(loss)	—	—	161.3	(24.1)	—
Interest expense	(5.1)	(6.6)	(172.3)	(231.5)	(221.2)
Interest income	0.8	62.6	42.7	12.0	12.8
Foreign exchange gain/(loss)	1.3	(112.8)	(132.2)	4.6	(74.4)
Investment loss	—	—	(28.6)	(2.3)	—
Impairment on share lending arrangement	—	—	(469.0)	—	—
Other income	0.1	5.2	3.6	7.8	258.7

Income/ (loss) from continuing operations before income taxes	128.4	394.8	(24.8)	(188.9)	2,027.9
Income tax benefit/ (expense)	—	5.6	(23.9)	(8.0)	(252.7)

Income/ (loss) from continuing operations	128.4	400.4	(48.7)	(196.9)	1,775.2
Income/(loss) from discontinued operations, net of tax	—	—	—	3.4	(19.8)

Net income/(loss) available to ordinary shareholders	128.4	400.4	(48.7)	(193.5)	1,755.4

Preferred shares accretion	(1.6)	(0.5)	—	—	—
Preferred shares beneficial conversion charge	(34.7)	—	—	—	—
Allocation of net income to participating preferred shareholders	(5.7)	(1.7)	—	—	—
Net income/ (loss) available to ordinary shareholders	86.4	398.2	(48.7)	(193.5)	1,755.4
Net income/ (loss) per share from continuing operations:
Basic	1.08	2.96	(0.31)	(1.22)	10.90
Diluted	1.08	2.93	(5.13)	(1.22)	10.72
Net income/ (loss) per share from discontinued operations:
Basic	—	—	—	(0.02)	(0.12)
Diluted	—	—	—	(0.02)	(0.12)
Net income/ (loss) per share
Basic	1.08	2.96	(0.31)	(1.20)	10.78
Diluted	1.08	2.93	(5.13)	(1.20)	10.61
Weighted average number of shares outstanding:
Basic	80,000,000	134,525,226	156,380,060	161,643,312	162,900,657
Diluted	80,166,178	136,721,772	167,438,190	161,643,312	171,116,684
Consolidated Statements of Cash Flows Data:
Cash flows(used in)or provided by
Operating activities	(61.8)	(1,146.5)	(1,289.2)	1,129.1	1,279.5
Investing activities	(107.6)	(1,641.6)	(419.4)	(557.2)	(1,678.9)
Financing activities	254.8	3,519.6	2,610.3	(242.8)	838.3
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(91.3)	(94.9)	(4.8)	(16.6)

	As of December 31,
	2006	2007	2008	2009	2010
			As adjusted	As adjusted
	(in millions)
	RMB	RMB	RMB	RMB	RMB
Consolidated Balance Sheet Data:
Cash and cash equivalents	95.8	736.0	1,542.8	1,867.2	2,289.5
Restricted cash	—	409.0	33.0	43.6	112.6
Short-term investments	—	803.1	421.9	—	—
Notes receivable	—	—	—	119.8	254.4
Account receivable from third party customers, net	47.7	28.9	332.0	339.5	944.0
Account receivable from related party customers, net	—	24.7	23.0	—	1.6
Inventories, net	154.7	157.3	592.0	641.1	1,349.3
Advance to third party suppliers, net	1.6	898.7	264.5	372.4	493.9
Advance to related party suppliers, net	39.8	389.9	416.0	50.9	111.7
Other current assets	6.7	42.3	191.1	202.4	740.8
Deferred tax assets	—	1.2	14.1	24.4	44.9
Assets of discontinued operations	—	—	—	—	75.5

Total current assets	346.3	3,491.1	3,830.4	3,661.3	6,418.2
Property and equipment, net	139.4	532.0	1,369.8	1,724.5	3,170.7
Intangible asset, net	7.2	6.7	11.8	12.0	14.3
Deferred tax assets	—	4.4	14.4	25.8	42.0
Advances to suppliers, net	—	536.3	1,944.9	1,835.4	1,653.2
Prepayment for land use right	—	—	44.4	49.5	195.5
Derivative assets	—	—	4.5	10.5	14.6
Deferred issuance cost	—	—	59.0	143.2	110.9

Total assets	492.9	4,570.5	7,279.2	7,462.2	11,619.4
Short-term bank borrowings	150.0	200.0	490.0	10.0	—
Total current liabilities	187.1	433.1	870.8	629.2	2,043.6
Long-term bank borrowings	—	—	—	680.0	1,520.0
Convertible notes	—	—	1,532.6	1,171.4	1,230.2
Total liabilities	187.1	434.0	2,524.3	2,639.6	4,939.2
Preferred shares	110.0	—	—	—	—

Total shareholders’ equity	195.8	4,136.5	4,754.9	4,822.6	6,680.2
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
Our operations and financial results are subject to various risks and uncertainties, including risks related to our business and industry, doing business in China and our ordinary shares and ADSs. Although we believe that we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may also adversely affect our business, financial condition, results of operations, cash flows, and trading price of our ADSs as well as our convertible notes.
Risks Related to Our Business and Industry
Our business could be adversely affected if the economic and credit market conditions weaken or if there is a downturn in the global economy. The global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in the PRC.
Financial and credit markets worldwide experienced unprecedented deterioration in 2008 and early 2009. Due to the global economic downturn and a concurrent decrease in consumer demand, the PRC experienced a slowdown in its economic growth during the second half of 2008 and early 2009. Consumption in general were adversely affected during that downturn in the global economy.
Although the PRC economy has recovered recently, it is uncertain whether such recovery will continue for the remainder of 2011 and beyond. Any recurrence of a global financial crisis may cause a further slowdown in the PRC economy. This change in macroeconomic conditions has had, and is expected to continue to have, an adverse impact on our business and operations. These factors may also lead to intensified competition for market share.
Improvements in the economy and general business conditions will to a certain extent depend on the extent to which government policies succeed in addressing fundamental weaknesses in the markets, restoring consumer confidence and increasing market liquidity in an adequate and timely manner. Any recurring weakness in the global economy or in the economy of the PRC may materially and adversely affect our revenues. This financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. Any of these factors may affect our results of operations, financial condition and liquidity.
We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.
We are affected by solar power market and industry trends. In the fourth quarter of 2008 and the first half of 2009, the global solar power industry experienced a significant decline in demand due to decreases in expenditures on solar power systems and the availability of financing for buyers of solar power products as a result of the global financial crisis. Meanwhile, the manufacturing capacity of solar power products increased during the same period. As a result, the demand for as well as prices of solar power products declined significantly. Although demand for solar power products had increased significantly in 2010 compared with 2009, if demand for solar power products declines again and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected.

The demand for solar power products is also influenced by macroeconomic factors such as the global economic development, credit market, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. If such negative market and industry trends recur in the future, the prices of our solar power products could decrease and our business and results of operations may be materially and adversely affected.
The reduction or elimination of government subsidies and economic incentives or change in government policies and regulations may have a material adverse effect on our business and prospects.
Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. Countries that provide significant incentives for solar power include Germany, Italy, Spain, Japan, the United States, the Czech Republic, Belgium and China, among others. In many countries that constitute our major markets, solar power systems, particularly those for on-grid applications, would not be commercially viable without government incentives because the cost of generating electricity from solar power currently exceeds the cost of generating electricity from conventional or other non-solar renewable energy sources.
The scope of government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid rises of the German and Italian solar power markets in 2010 were largely due to the government policies of those countries that set feed-in tariff terms at attractive rates. The effects of global economic downturns may affect the fiscal ability of governments to offer incentives for solar power. Any significant reduction in the scope or discontinuation of government incentive programs, especially those in significant markets such as European countries, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
The market for power generation products is also heavily influenced by government regulations and policies concerning the electric utility industry, as well as internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing, safety, utility interconnection, metering and related matters. End users’ purchases of alternative energy sources, including solar power products, could be deterred by unfavorable changes in regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our solar power products and make products that use our solar cells less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.
The execution of our growth strategy is dependent upon the continued availability of financing to our customers as well as third-party financing arrangements for end-users of our products, and is affected by general economic conditions.
Given the general economy, particularly the tightening of credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. In addition, we expect our receivables to further increase as a result of the expansion of our solar module business, which typically requires producers to grant credits to customers. The increase of our receivables and the failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would deteriorate our working capital and materially and adversely affect our financial position, liquidity and results of operations. Our balance of provision for doubtful accounts increased from RMB 24.7 million in 2008 to RMB 41.1 million in 2009, but decreased to RMB 7.0 million in 2010. Although the balance of our provision for doubtful accounts decreased while we increased our revenue in 2010, there is no assurance that this trend will continue.

Furthermore, our products are a component of solar power and energy systems which are used in both on-grid applications and off-grid applications. Government agencies and the private sector have, from time to time, provided financing on preferential terms to promote the use of solar energy in both on-grid and off-grid applications. We believe that the availability and cost of such financing programs could have a significant effect on the level of sales of solar power products. If existing financing programs for on-grid and off-grid applications are eliminated or if financing in general become inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause sales of our solar power products to decline.
Due to the general reduction in available credit to would-be borrowers, customers may be unable or unwilling to finance the cost of our products, or parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for us or our customers. In addition, a rise in interest rates would likely increase the cost of financing to end users of our products and could reduce their profits and expected returns on investment in our products. A protracted disruption in the ability of our significant customers or downstream players to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses, which could lead to a significant reduction in their future orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In light of our increased sales to customers outside China, we face risks associated with the marketing, distribution and sale of our products overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business overall.
Historically, revenues from customers in China represented a significant portion of our overall revenues. In 2010, our revenues from customers outside China increased to 48.9%, compared to 26.2% in 2009. The stability and viability of any existing, new or potential overseas markets are subject to many uncertainties and may expose us to a number of risks, including:
•	fluctuations in currency exchange rates;
•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;
•	increased costs associated with maintaining the ability to understand local markets and follow their trends, as well as develop and maintain effective marketing and distributing presence in various countries;
•	increased costs associated with providing customer service and support in these markets;
•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;
•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;
•	failure to obtain or maintain certifications for our products in these markets;
•	failure to obtain, maintain or enforce intellectual property rights; and
•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.
If we are unable to effectively manage these risks, we may not be able to successfully expand and grow our business as we have planned.

We may not be able to manage the expansion of our operations effectively.
We commenced business operations in May 2005 and have since grown rapidly. Our solar cell manufacturing capacity increased from 25 MW in 2006 to 2,100 MW in 2010. We expect to further expand our business and production capacities to meet the growth in demand for our products and to capture new market opportunities. To manage the expansion of our operations, we need to install and operate new or expanded facilities, secure additional supplies of key raw materials, such as polysilicon and silicon wafers, and expand, train and manage our growing employee base. Our business and production capacity expansion will also place additional burdens on our research, sales, marketing and general managerial resources. Furthermore, we may not always have access to sufficient funds to support the expansion of our business.
We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our expansion plans. In addition, we may experience underutilization of our expanded production capacities if there is insufficient demand for our products. If we are unable to manage our expansion effectively, our results of operations may be materially and adversely affected.
We have only expanded our business into upstream and downstream markets for a very short period of time and plan to continue our integration strategy. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations.
We have only expanded into upstream and downstream markets, such as silicon wafer and solar module businesses, since the fourth quarter of 2009. Our ability to successfully implement our upstream and downstream business integration is subject to various risks and uncertainties, including:
•	our short history in the new businesses;
•	our possible lack of competitiveness in product quality and cost structure in the new businesses;
•	the need for additional capital to finance our new business operations, which may not be available on reasonable terms or at all;
•	the need to recruit additional skilled employees, including technicians and managers at different levels;
•	the solar module business typically has longer cash conversion cycles with respect to our inventory and therefore results in our longer accounts receivable turnover time;
•	our expanded warranty liabilities associated with the solar module business, with the warranty period for solar modules lasting for 10 to 25 years;
•	potential conflict with our downstream customers as a result of our direct competition with them in the solar module business; and
•	new risks associated with the silicon wafer and solar module businesses yet to be fully understood by the industry and market.
If we are unable to effectively manage these risks, we may not be able to successfully operate these new businesses and achieve the expected value of vertical business integration.
In addition, the expansion into the downstream solar module market will result in substantial changes to our business, including, among others, the change of our customer base and product mix. Our customer base has evolved from primarily module manufacturers and distributors to include system integrators and solar power project developers. We have limited experience managing relationships with these new customers. Moreover, the change of product mix may adversely affect our overall gross margin as a percentage of our revenues. As we just recently expanded into the solar module business, we may experience low gross margin for the sales of our solar module products in order to compete effectively in the market. We may not be able to improve the gross margin percentage of our solar module products to the same level as of our solar cell products. As we increase sales of solar modules, our overall gross margin percentage could be adversely affected. All these could adversely affect our business expansion strategy and our chance of success in these new businesses.

Prepayment arrangements for procurement of silicon wafers and/or polysilicon from Jinglong Group, GCL, M.SETEK and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.
We face significant specific counterparty risk under long-term supply contracts when dealing with suppliers without a long, stable production and financial history. We make prepayments to these suppliers for procurement of polysilicon, ingots or wafers without receiving collateral to secure such payments. Due to recent growing demand for polysilicon and our expected production capacity expansion, we may be required to make additional prepayments under existing or new long-term supply contracts. In the event any such supplier experiences financial difficulties, or even bankruptcy, it may be difficult or impossible, or may require substantial time and expenses, for us to recover any or all of our prepayments.
In 2010, one of our long-term suppliers failed to deliver silicon wafers pursuant to contractual terms. We initiated legal actions to seek remedies and eventually settled these suits. However, these efforts incurred legal expenses and distracted our management attention. If legal actions were required to recover our prepayments, our claims for such prepayments would rank as unsecured claims, which expose us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of the prepayments. Accordingly, if a supplier to which we make prepayment defaults on its obligations under a supply contract, we may not be able to recover all or a portion of our outstanding prepayment, which may have a material adverse effect on our financial condition, results of operations and liquidity.
Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with many of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.
In order to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, we entered into a number of long-term supply agreements for polysilicon, ingots and wafers with a limited number of suppliers, including Hebei Jinglong, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., an affiliate of GCL-Poly Energy Holdings Limited, or GCL, M.SETEK Co., Ltd., or M.SETEK, and Wacker Chemie AG, or Wacker. Some agreements provide for fixed pricing, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. Due to the decrease in prices of polysilicon and silicon wafers in the second half of 2008, we had renegotiated the unit price and volume terms of many of our long-term supply agreements and had entered into amendments for many of them. Although prices of polysilicon and silicon wafers have increased since the second half of 2010, in view of the significant volatility of the polysilicon prices during the past few years, we believe it is possible that the prices of polysilicon and silicon wafers may decrease again. Although we plan to continue to renegotiate our long-term supply agreements if market prices fall significantly below contracted prices, such negotiations may not yield to any results. If prices of polysilicon or silicon wafers decrease in the future and we are unable to renegotiate the unit price and volume terms of some of our existing long-term supply agreements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. In the event that our raw material costs become comparatively higher than that of our competitors who are able to procure polysilicon and silicon wafers at lower prices, our business and results of operations could be materially and adversely affected.
Furthermore, we may choose not to procure polysilicon, ingots or wafers under certain contracts if we deem the prices under such contracts are unfavorable to us under prevailing market conditions and/or we are unable to renegotiate the price of the polysilicon, ingots or wafers. In the event we choose not to procure polysilicon, ingots or wafers under certain contracts, we may be forced to forfeit certain prepayment amounts which could materially and adversely affect our results of operations and financial position.

We may not be able to obtain sufficient silicon raw materials in a timely manner, which could have a material adverse effect on our results of operations and financial condition.
We procure silicon raw materials through a combination of long-term supply contracts and spot market purchases. With the rapid and aggressive expansion of our production capacities in 2010 and expected expansion plans in 2011, we anticipate to enter into additional long-term supply contracts as well as obtain silicon raw materials from the spot market to supplement supplies under our existing long-term supply contracts. However, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:
•	suppliers under our silicon material supply contracts may delay deliveries for a significant period of time without incurring penalties;

•	there can be no assurance that our supplies will be able to meet our production needs consistently or on a timely basis;

•	some of our competitors who also purchase polysilicon from our suppliers may have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

•	our supply of silicon raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control.
In particular, one of our long-term silicon wafer suppliers, M.SETEK, is located in Japan. On March 11, 2011, a magnitude-9 earthquake — the biggest in Japan’s recorded history — struck Japan and triggered a tsunami affecting vast areas in Japan and causing widespread power shortages. We were informed by M.SETEK that although the majority of its manufacturing equipment and facilities were not damaged in the earthquake, its operation is affected by the power shortage. As of the date of this report, it is unknown whether silicon wafer delivery from M.SETEK will be affected.
Our failure to obtain the required amounts of silicon raw materials in a timely manner and on commercially reasonable terms would increase our manufacturing costs and/or substantially limit our ability to meet our contractual obligations to deliver products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Our failure to obtain sufficient silicon raw materials would also result in underutilization of our production facilities and an increase in our marginal production costs. Furthermore, although the price of polysilicon decreased in the second half of 2008, the spot price of polysilicon has trended upwards since the second half of 2010. An increase in the spot price of polysilicon will increase our cost of revenues. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.
We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.
We have been expanding our business and will continue to do so to remain competitive. We expanded our business to upstream wafer and downstream module production in the fourth quarter of 2009 and increased our annual solar cell manufacturing capacity from 800 MW in 2009 to 2,100 MW in 2010. We expect to further expand the manufacturing capacities of our solar power products. In addition, we plan to establish a new vertically-integrated manufacturing center in Hefei, China, to further expand our manufacturing capacity. We will need a significant amount of cash to fund our capital expenditures for these expansion plans, as well as for our research and development, or R&D, activities in order to remain competitive. Besides capital expenditures, we have significant working capital commitments because suppliers of silicon wafers and polysilicon usually require us to make prepayments in advance of shipments. Future acquisitions, market changes or other developments may also cause me to require additional funds.

Historically, we have relied on equity and debt offerings, bank borrowings and operating cash flow to finance our capital expenditure and working capital requirements. If we cannot generate sufficient operating cash flow to fund our capital expenditure and working capital needs, we may seek to sell additional equity or debt securities or borrow from lending institutions. Our ability to obtain external financing is subject to a number of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	the state of global credit markets;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.
If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected. For example, the tightening of PRC credit market and interest rate increases in China since 2010 may limit the availability of financing to us, or at all, or increase the costs of such financing. In addition, the sale of additional equity securities, including convertible debt securities, would dilute our existing shareholders. The incurrence of debt would result in increased interest rate risk, divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders, if any. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.
We have substantial existing indebtedness, in particular long-term indebtedness, and we may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.
We incurred a significant amount of debt and substantial debt service requirements as a result of the May 2008 offering of the 4.5% senior convertible notes maturing on May 15, 2013, or the 2008 Senior Notes. As of December 31, 2010, we had a total long term bank borrowings of RMB 1.5 billion and the face value of the outstanding 2008 Senior Notes was US$ 228.2 million. Our substantial indebtedness could have significant consequences on our future operations, including:
•	requiring us to use a substantial portion of our cash flow from operations to service our indebtedness, which would reduce our cash flows available for working capital, capital expenditures, development projects and other general corporate purposes;
•	limiting our flexibility in planning for or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
•	placing us at a competitive disadvantage compared to our competitors who have less debt or are less leveraged.
Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations. Our ability to meet our payment and other obligations depends on our ability to generate significant cash flows in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us in amounts sufficient and on terms reasonable to us to support our liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debts, including the 2008 Senior Notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we incur additional indebtedness, our increased debt service requirements may adversely affect our ability to meet our payment obligations on the 2008 Senior Notes and otherwise successfully grow and operate our business.

Our efforts to further develop our technology and know-how through increased research and development of crystalline silicon technology may not yield satisfactory results, if any.
The solar power industry is rapidly evolving and becoming more competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. We have expended and may continue to expend significant financial resources in research and development of crystalline silicon and commercialization of new technologies to effectively compete with other market players in the future. Our research and development efforts are focused on improving conversion efficiencies of our solar power products. For example, we introduced our Secium cell line in 2010 and Maple technology in 2011. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. A variety of competing photovoltaic technologies that other companies may develop could prove to be more cost-effective and have better performance than solar power products that we develop. Therefore, our development efforts may be rendered obsolete by the technological advances of others.
Breakthroughs in photovoltaic technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. One of the alternative technologies in the production of solar cells is thin film technology. The use of thin film technology in the production of solar cells would significantly reduce the consumption of silicon materials and manufacturing costs. New developments in commercialization of thin film technology may render our existing technologies obsolete and our products uncompetitive, which would result in loss in our profitability and market share and could materially and adversely affect our business, financial condition and results of operations.
If photovoltaic technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.
The solar power market is at a development stage and the extent to which solar power products will be widely adopted is uncertain. Market data in the solar power industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for solar power products, including:
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
We depend on a limited number of customers for a significant portion of product sales; changes in customer purchase amounts, terms or patterns may cause significant fluctuations or declines in its revenues.
A substantial portion of our revenues depends on sales to a limited number of customers and the loss of sales to or inability to collect from these customers would have a significant negative impact on our business. In particular, as we recently expanded our business to include solar modules, we currently sell our solar module products to a limited number of module customers, although no single customer represents 10% or more of our total revenue. For the year ended December 31, 2010, approximately 49.8% of our total revenues were derived from sales of solar products to our top ten customers. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure of us to develop or maintain our customer relationships with these and other customers may have an adverse effect on our revenue, profitability and cash flows.
We expect to continue to rely on a relatively small number of customers for a significant portion of our revenues for the foreseeable future. No assurance can be given that any of these customers will continue to purchase significant quantities of, or any, solar power products from us. Due to our reliance on a limited number of customers, any failure of us to develop or maintain our customer relationships with these and other customers may have an adverse effect on our revenue, profitability and cash flows.
Cancellation of customer orders could cause our operating results to fluctuate.
We have signed long term sales arrangements with certain customers. In conjunction with these long term contracts, we received customer prepayments amounting to RMB 53.9 million and RMB 484.5 million as of December 31, 2009 and 2010, respectively. However, even though we charge a prepayment under many contracts, our customers may still cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. These circumstances, in addition to variations in average selling prices, and the fact that our supply agreements are generally long-term in nature and many of our other operating costs are fixed, in turn could cause our operating results to fluctuate and may result in a material adverse effect in our business.
Changes in international trade policies and international barriers to trade may adversely affect our ability to export our products to certain countries.
Our sales to overseas markets, such as Europe and North America, have increased significantly in 2010, increasing the risk that any unfavorable trade policies in foreign markets could affect the sale of our products. As our manufacturing bases and some of our downstream customers are located in China, we and our customers may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. In September 2010, the United Steel Workers filed a petition with the United States Trade Representative, or USTR, alleging the PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. Subsequently, USTR initiated an investigation under Section 301 of the United States Trade Act of 1974, as amended, which is ongoing as of the date of this annual report. Although we believe we will not be directly affected by the results of this investigation, there can be no assurance that any government or international trade body will not institute adverse trade policies or remedies against exports from China in the future. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

We compete in a highly competitive market and many of our competitors have greater resources.
The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Although we have recently expanded into upstream silicon wafer manufacturing and downstream solar module business, some of our competitors have become vertically integrated for a longer period of time than us. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new photovoltaic technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history in some cases provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition, results of operations and liquidity.
We obtain certain manufacturing equipment from sole or a limited number of suppliers and if such equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.
Some of our equipment used in the manufacture of our solar power products has been developed and made specifically for us, is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we obtain some equipment from sole or a limited number of suppliers. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay and otherwise disrupt our production schedule or increase our costs of production.
Problems with product quality or product performance may cause us to incur warranty expenses, damage our market reputation and prevent us from achieving increased sales and market share, or result in a decrease in our revenues and market share.
While we employ quality assurance procedures at key manufacturing stages to identify and resolve quality issues, our solar power products may contain defects that are not detected until after they are shipped or installed. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, lead to returns of, or requests to return our products and significantly affect our customer relations and business reputation. If we deliver solar power products with errors or defects, or if there is a perception that our solar power products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed.

In addition, with respect to our solar module business, we provide a one to five year warranty that the modules will be free from defects in materials and workmanship from the production date and a 10 to 25 year performance warranty against declines of power generation capacity from the time of delivery. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our sales of solar modules as warranty costs. Because we only recently started to manufacture and sell solar modules, which have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future.
If we fail to adequately protect our intellectual property rights, our business and results of operations could be materially and adversely affected.
Given the importance of intellectual property to our business, we rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2010, we had a total of 13 registered patents and 28 pending patent applications in China as well as one pending patent application in the United States. However, we cannot assure you that the steps which we have taken will be sufficient to protect our intellectual property rights or that third parties would not infringe upon or misappropriate any such rights. Moreover, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our self-owned products, the future financial condition and the ability to develop our business could be materially adversely affected.
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
We had the following business relationships with the Lehman Entities around the world: (i) an investment of US$100 million in note issued by Lehman Brothers Treasury Co. BV (“Lehman BV”) (the “Lehman Note”); (ii) an ADS lending agreement dated as of May 13, 2008 with Lehman Brothers International (Europe) (“LBIE”); and (iii) a capped call confirmation dated May 13, 2008 with Lehman Brothers OTC Derivatives Inc. (“Lehman OTC”) (the “Capped Call”).

All of the Lehman Entities are now undergoing insolvency proceedings in various countries. Although we sold Lehman Notes to a third party in December 2010, we are participating in the insolvency proceedings of the Lehman Entities to assert our claims, including seeking the return of the ADSs borrowed by LBIE under the ADS lending agreements and preserving our rights in relation to the Capped Call. During this process, we may incur significant legal expenses and allocate management time and attention to the legal action. Despite our expense and efforts, however, there can be no assurance that we will be able to recover any of the shares or money-owed or be awarded any damages from the Lehman Entities.
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
Due to our limited operating history and recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, we have experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management in the past few years, including our chief executive officer and chief technology officer in 2010. In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which may expose us to a higher risk of internal control deficiencies and result in us losing market share, business opportunity and revenues.
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
We rely heavily on the continued services of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Each of our executive officers and other key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our employees and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets.

As we have awarded and will continue to award employee share options and other share-based compensation to certain of our directors, officers, employees and consultants, our net income will be adversely affected.
Under our 2006 stock incentive plan, we may award stock options and other share-based compensations to purchase up to 10% of our issued share capital to certain of our directors, employees and consultants. As of March 31, 2011, we have awarded 3,952,000 restricted share units and granted options to purchase 17,432,000 ordinary shares to a number of our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plans.”
In accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees, we are required to account for compensation costs for all restricted share units and share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses have a material and adverse effect on our reported earnings for the year during which the share-base compensation are granted and over their vesting periods.
Moreover, the additional expenses associated with administrating share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we stop granting options, or reduce the number of options granted, under our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. In addition, the decline in the price of our ADSs representing our ordinary shares below the exercise price of many of the previously granted options has lessened the effectiveness of the options as a means to retain the services of the option holders. As a result, we have granted more stock options to certain individuals and will continue to grant employee share options or other share-based compensation in the future that may adversely affect our net income.
There are potential conflicts of interest between us and our largest shareholder, Jinglong BVI.
Jinglong BVI, which is controlled by the shareholders of Hebei Jinglong, is our largest shareholder. In addition, Mr. Baofang Jin, the executive chairman of our Board of Directors, is a shareholder of Jinglong BVI and is also the chairman of Hebei Jinglong. Jinglong Group (including Hebei Jinglong) currently provides a number of products and services to us, including silicon wafer supply (on prepayment terms) and real property leases. Our transactions with Jinglong Group are governed by a number of contracts, the terms of which were negotiated at what we believe are on an arm’s length basis. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our Board of Directors. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future. As a result, when these situations arise, our financial condition, results of operations and implementation of strategy ma be materially and adversely affected.
We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.
As with other solar power product manufacturers, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruptions. Although we currently carry third-party liability insurances against property damages, these insurance policies are limited in scope and may not cover all claims relating to personal injury, property or environmental damage arising from accidents on our properties or relating to our operations. Any occurrence of these or other accidents in our operation not insured under our existing insurance policies could have a material adverse effect on our business, financial condition or results of operations.

We are also exposed to risks associated with product liability claims in the event that the use of the solar power products we sell results in injury. Because our solar products are generally incorporated into solar power devices to generate electricity, it is possible that users could be injured or killed by the solar power devices incorporating our solar products, whether by product malfunctions, defects, improper installation or other causes. While we have not experienced any product liability claims brought against us, we are unable to predict whether such claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Although we have begun purchasing product liability insurances since 2010, there is no assurance that these insurance policies will provide adequate coverage in the event of a successful product liability claim against us. If our product liability insurances are not adequate, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.
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
Compliance with environmental regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.
We are required to comply with all national and local regulations regarding the protection of the environment. Compliance with environmental regulations is expensive. The PRC government is adopting more stringent environmental protection regulations and the costs of complying with these regulations are expected to increase.
For each of our solar product manufacturing facilities, it is required to conduct an environmental impact assessment, obtain approval of the assessment before commencing construction and complete an examination and obtain an environmental acceptance approval before it is able to begin production. We cannot assure you that we will be able to comply with all applicable environmental protection requirements, obtain these approvals and permits upon completion of the construction or commencement of commercial production on a timely basis or at all. The relevant governmental authorities may impose fines or deadlines on us to cure any non-compliance, and these authorities may also order us to cease construction or production if we fail to comply with these requirements.
In addition, we are subject to licensing requirements, regulations and periodic monitoring by local environmental protection authorities, and are required to comply with all PRC national and local environmental protection laws and regulations. If we fail to obtain the required permits and licenses, we will not be able to obtain an environmental acceptance approval and may not be allowed to produce. We may also be subject to substantial fines or damages or suspension of our production operations, and our reputation may be harmed, which could negatively affect our results of operations and financial position.
For strategic reasons and in an effort to maximize returns on our unused capital reserves, we may, from time to time, invest in securities purchased on the open market, which may, due to market forces beyond our control, result in the recognition of losses that will adversely affect our financial results.
Although we did not invest in any securities at the end of 2010, for both strategic reasons and in an effort to maximize the return on our unused capital reserves, we had, and may, from time to time invest in certain securities purchased on the open market. The fair value of these securities is driven by market forces beyond our control and may decline over time. To protect the value of our investment and minimize the recognition of losses, if any, we may, from time to time, dispose of such securities at the discretion of our Board of Directors. To the extent that we, in compliance with U.S. GAAP and other applicable rules and regulations, determine that a decline in the fair value of any of our securities is other-than-temporary, we are obligated to recognize such decline as a loss, which will in turn adversely affect our financial results.

We may incur significant legal expenses in connection with, and allocate management time and attention to, legal actions involving us that may take place from time to time, including the legal actions currently filed against us, and it is possible that we will not be able to prevail in our legal actions.
In December 2008, we were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York: Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008). Both Mr. Huaijin Yang, our former chief executive officer, and Mr. Daniel Lui, our former chief financial officer and chief strategy officer, were also named as defendants in the two actions (which are substantially identical), under which that the defendants were alleged to have committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act. The Court consolidated the two cases in April 2009. In February 2011, we reached an agreement in principle to settle these securities class action lawsuits. Under the terms of the proposed settlement, a sum of US$4.5 million (less any award of attorneys’ fees and costs to counsel for the class that may be approved by the Court) will be made available by us to shareholders who may qualify for a distribution under the settlement. As part of the settlement, the plaintiff agreed to dismiss the action and drop all claims against us and the individual defendants. The settlement is subject to the Court granting final approval of the settlement terms, which is set to be heard on June 24, 2011.
During these processes, and in other legal actions that may take place from time to time, we may incur significant legal expenses and allocate management time and attention to the legal actions. No assurance can be provided that we will be able to prevail in our legal actions.
Risks Related to Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
A significant portion of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:
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
Fluctuation in the value of the Renminbi versus that of other foreign currencies may have a material adverse effect on our business.
The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi from approximately RMB 8.2765 per US$1.00 as of July 21, 2005 to RMB 6.6000 per US$1.00 as of December 30, 2010. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a significant portion of our costs and expenses is denominated in Renminbi, potential future revaluation could further increase our costs.
In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert Euros and U.S. dollars into Renminbi for our operations, an appreciation of the Renminbi against Euros and U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi may have a negative effect on the U.S. dollar amount available for these purposes. Furthermore, an appreciation in the value of the Renminbi against foreign currencies could make our solar products more expensive for our customers outside China as well as reduce the competitiveness of our PRC customers in the international market, thus potentially leading to a reduction in our sales and profitability. Many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with these companies.
As we expand our sales to customers outside China, a significant portion of our revenues is and may continue to be denominated in foreign currencies. We have entered into, and may continue to enter into, foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for our overseas sales. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could result in foreign exchange losses and adversely affect our financial condition and results of operations.

Natural disasters, acts of war, political unrest and epidemics, which are beyond our control, may cause damage, loss or disruption to our business.
Natural disasters, acts of war, political unrest and epidemics, which are beyond our control, may adversely affect the economy, infrastructure and livelihood of the people of the PRC. Some cities in the PRC are particularly susceptible to floods, earthquakes, sandstorms and droughts. The business, financial condition and results of operations of us may be materially and adversely affected if such natural disasters occur. Political unrest, acts of war and terrorists attacks may cause damage or disruption to us, our employees, our facilities, the sales channels operated by authorized third-party retailers of us and our markets, any of which could materially and adversely affect the our sales, overall operating results and financial condition. The potential for war or terrorists attacks may also cause uncertainty and cause the our business to suffer in ways that we cannot currently predict. In addition, certain Asian countries, including the PRC, have encountered epidemics such as SARS, incidents of the avian flu or the H1N1 flu. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in the PRC. A recurrence of an outbreak of SARS, avian flu, the H1N1 flu or any other similar epidemic, could cause a lowdown in the levels of economic activity generally, which could in turn adversely affect our results of operations.
Price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.
Inflation in China has been increasing in recent years. According to the National Bureau of Statistics of China, consumer price inflation in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Because we conduct manufacturing and purchase raw materials from suppliers in China, price inflation increases the costs of labor and raw materials for manufacturing and risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. China’s inflation rates rose in 2010 and may continue to rise in 2011. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Although we have started the process and will continue to gradually automate our production lines in order to reduce the impact of increases in labor cost in the long run, inflation in China may still weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.
Uncertainties with respect to the PRC legal system could have a material adverse effect on us.
We conduct a significant portion of our business inside China through our various wholly-owned subsidiaries and are therefore subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
Our operating subsidiaries in China are subject to legal limitations in paying dividends to us.
The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiaries are also required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50% of their respective registered capital. In addition, at the discretion of their respective board of directors, our PRC subsidiaries may allocate a portion of their after-tax profits to their respective staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Furthermore, if our PRC subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds from our fundraising activities to make loans or additional capital contributions to our PRC operating subsidiaries.
A significant portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.
Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including SAFE. To utilize the proceeds of any equity or debt offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loan from offshore companies to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, or FIEs, to finance their activities cannot exceed statutory limits and must be registered with SAFE.
We may also finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or MOFCOM, or its local counterparts. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds we have received, or may receive, from our equity or debt offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.
Under the previous Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FEIT Law, and the related implementation rules which was repealed on January 1, 2008, FIEs established in China was generally subject to enterprise income tax at a state tax rate of 33% on PRC taxable income. The PRC government had provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs were entitled to be exempted from foreign enterprise income tax for a 2-year period starting from their first profit-making year followed by a 50% reduction of foreign enterprise income tax payable for the subsequent three years, provided that they satisfy certain conditions. JA Hebei was entitled to these enterprise income tax exemptions and reductions with respect to income generated by its assets acquired during the period from 2005 to 2007.

In March 2007, China enacted a new Enterprise Income Tax Law of the PRC, or EIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The EIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The EIT Law provides a transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms. In general, the EIT Law does not affect the preferential tax treatment enjoyed by JA Hebei during the 5-year transition period. However, the EIT Law and its related implementation rules did not clearly address the application of the transitional preferential policies to assets acquired by JA Hebei through new capital injection made after March 16, 2007, the date of enactment of the EIT Law. If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after March 16, 2007 does not qualify for a separate “two plus three” tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei could increase for 2008, 2009 and 2010. JA Hebei was granted High-Tech Enterprise status by Chinese government, which will entitle JA Hebei to enjoy a preferential tax rate of 15%, instead of the statutory income tax rate of 25%, for two years beginning 2011. The High-Tech Enterprise status and preferential tax treatment will be reviewed by the government every three years. However, we cannot assure you that JA Hebei’s current tax benefits will be extended upon expiration. If these tax benefits cannot be extended or otherwise become unavailable, the effective income tax rate of JA Hebei will increase significantly, and any increase of JA Hebei’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.
Various PRC governmental authorities have promulgated a series of laws and regulations to encourage the development of solar energy and other renewable energy, including Renewable Energy Law, Implementation Directive for the Renewable Power Generation Industry, and Medium and Long-Term Development Plan for the Renewable Energy Industry, etc. Under these laws and regulations, financial incentive, such as national funding, preferential loans and tax preferential treatment is provided to the renewable energy industry. However, No assurance can be given that these incentives will not be reduced or eliminated altogether. Any reduction or eliminations of governmental incentive policies will reduce demand for our solar power products and adversely affect our financial condition and results of operations.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are deemed to be “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, which rate has been reduced to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the PRC State Administration of Taxation on April 22, 2009 sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the EIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Dividends payable by us to our foreign shareholders and gain on the sale of our ADSs or ordinary shares may become subject to PRC taxes.
Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether we may be considered as a “resident enterprise” under the new EIT law. If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ordinary shares or ADSs, or the gain our shareholders may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC shareholders who are “non-resident enterprises,” or if our non-PRC shareholders are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of their investment in our ordinary shares or ADSs may be materially and adversely affected.
Labor laws in the PRC may adversely affect our results of operations.
In June 2007, the PRC government promulgated a new labor law, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly increases the cost of an employer’s decision to reduce its workforce. Furthermore, it requires certain terminations to be based upon duration of employment and not the merits of employees. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
In October 2005, SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas (or “SPV”), or Circular No. 75, and the implementation procedures of such regulations have been further clarified by circular No. 106 issued by the Department of General Affairs of SAFE on May 29, 2007. Circular No. 75 states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. We were informed recently that certain shareholders of Jinglong BVI, our largest shareholder, failed to fully comply with the registration requirements of Circular No. 75 and were assessed penalties by local SAFE branches. Although our company and subsidiaries have not been subject to any penalty due to these violations, it is unclear whether these non-compliances will restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to our company.

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
On August 8, 2006, six PRC government and regulatory authorities, including the MOFCOM and the China Securities Regulatory Commission, or CSRC, promulgated a rule entitled Interim Provisions on the Takeover of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was subsequently revised on June 22, 2009. The M&A Rule, among other things, requires that an offshore SPV controlled by PRC residents obtain approval from CSRC prior to publicly listing its securities on an overseas stock market if it is formed with the purpose of listing through acquisitions of PRC domestic entities. We were advised by our PRC counsel that the CSRC approval was not required for our initial public offering and the listing of our ADSs on The Nasdaq Global Market and follow-on offerings. However, we cannot assure you that the relevant PRC governmental agencies, including MOFCOM and CSRC, would reach the same conclusion as our PRC counsel. If CSRC or other PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial and follow-on offerings and the listing of our ADSs on the Nasdaq Global Market, we may face sanctions by CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
The M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.
Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. The Implementation Rules of the Administrative Measures for Individual Foreign Exchange, issued on January 5, 2007 by SAFE, specify approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan. On March 28, 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule. According to the Share Option Rule, if a PRC citizen participates in any employee stock ownership plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Such PRC citizen’s foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individual. If we or our PRC option holders fail to comply with these regulations, we or our PRC option holders may be subject to fines and other legal or administrative sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.
Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs has been volatile.
The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations. From the initial listing of our ADSs on the Nasdaq Global Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs have ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to the date of this annual report, the closing prices of our ADSs have ranged from US$1.8 to US$25.75 per ADS. The last reported trading price of our ADSs on April 21, 2011 was US$6.36 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:
•	announcements of technological or competitive developments;
•	regulatory developments in our target markets affecting us, our customers, our potential customers or our competitors;
•	announcements regarding patent litigation or the issuance of patents to us or our competitors;
•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of other photovoltaic technology companies;
•	addition or departure of our executive officers and key research personnel;
•	fluctuations in the exchange rate between the U.S. dollar and Renminbi;
•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
•	sales or perceived sales of additional ordinary shares or ADSs.
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
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our most current memorandum and articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to cast vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure you that holders of our ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as requested. In addition, an ADS holder, under such capacity, will not be able to call a shareholder meeting.
Holders of our ADSs may be subject to limitations on transfers of our ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make them available to them.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to our ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, our ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary of our ADSs has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and our ADS holders will not receive such distribution.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.
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
Our shareholders may have difficulty enforcing judgments obtained against us.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. A significant portion of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for our shareholders to effect service of process within the United States upon these persons. It may also be difficult for our shareholders to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.
Based on the price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2010. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. While we do not expect to become a PFIC in the current or future taxable years, no assurance can be given because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules. If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — Material U.S. Federal Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see the section titled “Taxation — Material U.S. Federal Tax Considerations — PFIC Considerations”.

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Our ultimate holding company, JA Solar, was incorporated on July 6, 2006 as an exempted company with limited liability. JA Solar is governed by the Companies Law of the Cayman Islands.
We commenced our business in May 2005 through JA Hebei, a limited liability company established in China. To enable us to raise equity capital from investors outside of China, we incorporated JA Development Co., Ltd., or JA BVI, in the British Virgin Islands in July 2006, and established a holding company structure by restructuring JA Hebei as a wholly-owned subsidiary of JA BVI.
In August 2006, we undertook a further restructuring by issuing shares of JA Solar to all existing shareholders of JA BVI in exchange for all of the shares that these shareholders held in JA BVI. As a result, JA BVI became a wholly-owned subsidiary of JA Solar. We completed our initial public offering in February 2007 and had our ADSs listed on the NASDAQ Global Market.
Historically, we have primarily been engaged in the manufacturing and sales of solar cells. Since the fourth quarter of 2009, we have expanded our business to upstream silicon wafer manufacturing and downstream manufacturing and sales of solar modules. We conduct our operations primarily through the following operating subsidiaries in China:
•	JA Hebei, incorporated in May 2005 in Ningjin, Hebei Province. JA Hebei is engaged in the manufacturing of solar cells;
•	JA Yangzhou, incorporated in November 2007 in Yangzhou, Jiangsu Province. JA Yangzhou is engaged in the manufacturing of solar cells;
•	JA Yangzhou R&D, incorporated in March 2009 in Yangzhou, Jiangsu Province. JA Yangzhou R&D is engaged in research and development of solar cell technology;
•	JA Fengxian, incorporated in November 2006 in Fengxian, Shanghai. JA Fengxian is engaged in the manufacturing of solar modules;

•	JA Lianyungang, incorporated in October 2008 in Lianyungang, Jiangsu Province. JA Lianyungang is engaged in the manufacturing of silicon wafers;
•	JA Wafer R&D, incorporated in November 2010 in Lianyungang, Jiangsu Province. JA Wafer R&D is engaged in the research and development of silicon wafer technology;
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

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.jasolar.com. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is JA Solar USA. Inc., located at 860 Hillview Court Suite 100, Milpitas, CA 95035.
B. BUSINESS OVERVIEW
Overview
Our primary business is to design, develop, manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety of uses. Historically, we primarily engaged in the manufacturing and sales of solar cells. In the fourth quarter of 2009, we expanded our business to the manufacturing and sales of solar modules as well as silicon wafer manufacturing. Our principal products are monocrystalline and multicrystalline solar cells but we also manufacture a variety of standard and specialty solar modules. We sell our products mainly under the “JA Solar” brand name but also produces original equipment for manufacturer, or OEM, customers under their brand names.
We began commercial manufacturing of solar cells in April 2006 and have since grown rapidly to become one of the world’s largest manufacturers of solar cells in 2010 (according to Solarbuzz, a California-based solar energy consultancy). By the end of 2010, we had a solar cell manufacturing capacity of 2,100 MW per annum. We manufacture solar cells from silicon wafers utilizing crystalline silicon technology, which converts sunlight into electricity through a process known as the photovoltaic, or PV, effect. Performance of solar cells is primarily measured by their conversion efficiency rate, the percentage that sunlight energy is converted into electricity. As of December 31, 2010, the average conversion efficiency rates of our monocrystalline and multicrystalline solar cells were 17.8% and 16.5%, respectively.
We expanded our business to the manufacturing and sales of solar module products in the fourth quarter of 2009. We now produce and sell a wide variety of module types that fulfill different requirements of our customers, from on-grid systems to off-grid systems, commercial use to industrial use and residential to public utility use. We also manufacture customized module products according to our customers’ and end-users’ specifications. As of December 31, 2010, we had a solar module manufacturing capacity of 500 MW per annum.
We began manufacturing silicon wafers in the fourth quarter of 2009 to achieve more vertical integration. The silicon wafer manufacturing capability helps us to secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Currently we manufacture multicrystalline silicon wafers primarily as in-house supplies. As of December 31, 2010, we had a silicon wafer production capacity of 300 MW per annum.
We sell our solar cell and module products primarily to module manufacturers, system integrators and project developers, and to a lesser extent, to distributors. Through our marketing efforts, we have developed a diverse customer base in various markets worldwide, including Germany, Italy, the United States, Hong Kong, Spain, India, the Czech Republic, France, South Korea and China. In 2010, more than 48% of our total revenues were generated from sales to customers outside China. We have also fostered strategic partnerships with many leading global solar power companies, such as BP Solar, Solar-Fabrik and MEMC/SunEdison. In addition to selling solar power products, we also provide silicon wafer and solar cell processing services to certain customers to maximize the utilization of our production capacity.
We have grown our sales rapidly since we began manufacturing solar power products in 2006. In 2008, 2009 and 2010, we sold 277.4 MW, 508.8 MW and 1,462.6 MW of solar power products, respectively. Our total revenues decreased from RMB 5,458.3 million in 2008 to RMB 3,778.6 million in 2009, but increased to RMB 11,760.8 million in 2010.

Our Products and Services
We are primarily engage in the design, development and manufacture of solar power products based on crystalline silicon technologies. In addition, we also offer solar product processing services to maximize the effective utilization of our manufacturing capacity.
Solar Cells
Solar cells are our primary product. Solar cells are semiconductor devices that directly convert sunlight into electricity and are the most elementary component of a solar power system. Solar cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery.
We currently produce and sell a variety of monocrystalline and multicrystalline solar cells. In addition to conventional solar cells, we introduced a new type of cost effective and high efficiency monocrystalline solar cells in 2010, named “Secium”. With substantial better spectral response at short wavelengths, Secium solar cells have higher power output than conventional solar cells. In February 2011, we achieved a significant technology breakthrough for multicrystalline silicon solar cells with the introduction of its proprietary Maple technology. Solar cells utilizing Maple technology feature silicon crystals that are broader, flatter and have fewer grain boundaries than traditional multicrystalline silicon cells, resulting in much improved conversion efficiency rate. With conversion efficiency rates close to those of monocrystalline solar cells, Maple cells can be produced using lower-cost multicrystalline silicon wafers. We intend to achieve commercial production of both Secium and Maple cells through further research and development efforts.
Solar Modules
A solar module is an assembly of solar cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce both monocrystalline and multicrystalline solar modules ranging from 155W to 240W in power output, using our own high-quality solar cells.
Silicon Wafers
Silicon wafers are the most important raw materials for producing solar cells, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. Currently we only produce multicrystalline wafers with dimensions of 156*156mm and an average thickness of 200 microns.
Solar product processing
In order to maximize the effective utilization of our production capacity, we also provide solar product processing services to some of our customers who supply us with their own raw materials, such as polysilicon or silicon wafers, and we process these raw materials into wafers or solar cells that are sold back to them.
Manufacturing Capacity and Facilities
We have rapidly expanded our manufacturing capacity since we began our commercial production of solar cells in 2006. As of December 31, 2010, our manufacturing capacities for solar cells, solar modules and silicon wafers were 2,100 MW, 500 MW and 300 MW per annum, respectively. We expect to further expand the production capacities of our solar power products in the near future, including expanding our solar cell, module and wafer production capacities to 3,000 MW, 800 MW and 600 MW, respectively, by the end of 2011.

All of our manufacturing facilities are located in China and are owned by us through our wholly-owned subsidiaries. Our solar cell manufacturing facilities are located in Ningjin, Hebei Province and Yangzhou, Jiangsu Province. Our solar module manufacturing facilities are located in Fengxian, Shanghai and our silicon wafer manufacturing facilities are located in Lianyungang, Jiangsu Province. The table below sets forth certain information regarding our current and planned manufacturing capacity in our various manufacturing facilities:

		Rated	Rated
		manufacturing	manufacturing capacity
		capacity	per annum
	Facilities	per annum	expected in 2011
Product	location	in 2010 (in MW)	(in MW)
Solar cell	Ningjin, Hebei	900	1,400
	Yangzhou, Jiangsu	1,200	1,600

	Total Rated Capacity	2,100	3,000

Solar module	Fengxian, Shanghai	500	800

Silicon wafer	Lianyungang, Jiangsu	300	600

We plan to increase the manufacturing capacities at the above facilities by adding new manufacturing lines in response to growing demand for our solar power products and expect to incur capital expenditures of approximately RMB 2.3 billion in 2011 accordingly.
In addition, we plan to establish a new vertically-integrated manufacturing center in Hefei, China, to further expand our production capacity. In February 2011, we entered into an investment agreement with the Management Committee of Hefei High-Tech Industrial Development Zone, or Hefei Committee, in relation to the establishment and development of the Hefei manufacturing center. Under this agreement, we agreed to develop an integrated solar power product manufacturing center in the Hefei High-Tech Industrial Development Zone, with a target manufacturing capacity of 3 GW of solar power products, including silicon wafer, solar cells and solar modules. Hefei Committee agrees to provide us with certain financing support and other incentives in connection with the construction and development of the Hefei center, which will take place in three phases. The first phase of construction is expected to begin in 2011, with production expected to commence in 2012. The estimated capital expenditures for the development of our Hefei site are RMB 812 million in 2011.
We expect to finance the above capital requirements through our cash flows from operations and borrowing from lending institutions.
Manufacturing Process
Solar Cells
We use a semi-automated manufacturing process to lower our production costs and capital expenditures. We intend to optimize the balance between automation and manual operations in our manufacturing process to take advantage of our location in China, where the costs of skilled labor and engineering and technical resources tend to be lower than those in developed countries. The following provides a brief overview of the most important steps in our solar cell manufacturing process:
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
Solar Modules
Our solar modules are formed by interconnecting multiple solar cells in the desired electrical configuration through taping and stringing. The interconnected cells are laid out and laminated in a vacuum and then go through a curing process, or a heating process. Through these processes, our solar modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture. Assembled solar modules are packaged in a protective aluminum frame prior to testing.
Silicon Wafers
Currently we only produce multicrystalline silicon wafers. Our production process starts with cutting multicrystalline ingots into pre-determined sizes. After a testing process, multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by high-precision cutting techniques. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants and then packed and transferred to our solar cell production facilities.
Production Equipment
The major manufacturing equipment for the production of our solar power products includes ingot furnaces, stringer, laminator, texturing machines, diffusion furnaces, edge isolators, wafer cleaning machines, coating systems, contact printers, co-firing machines and sorting machines. We purchase our equipment from various recognized equipment manufacturers in China, the United States, Europe and Japan. We have developed relationships with the world’s leading equipment manufacturers in the solar power industry and work closely with selected equipment manufacturers to develop and build our manufacturing lines. In addition, we have developed technical specifications for the design of certain equipment and engaged manufacturers to construct the equipment in accordance with our specifications. This custom-made equipment is manufactured in China and used to substitute for certain equipment that we would otherwise be required to import from overseas at a higher cost. Our technical team is responsible for overseeing the installation of the manufacturing lines to ensure that the interaction between the various individual components and the entire production process is optimized.
Raw Materials and Utilities
The raw materials used in our manufacturing process consist primarily of silicon materials, including polysilicon, silicon wafers and, from time to time, ingots, as well as other materials such as metallic pastes, ethylene vinyl acetate, tempered glass, aluminum frames and related consumables.

Polysilicon and Silicon Wafers
The basic raw material for producing solar cell and module products is silicon wafers, which are sliced from crystalline ingots developed from melted polysilicon. As such, polysilicon is an essential raw material in the manufacturing of silicon wafers, including our own wafer production. Historically, through the first half of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry, caused rapid escalation of polysilicon prices and an industry-wide silicon shortage. However, during the second half of 2008 and the first half of 2009, polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction. As the demand for solar power products significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of polysilicon has been rising since the second half of 2010. We expect prices of polysilicon continue to fluctuate in the near future.
We procure silicon raw materials through a combination of long-term supply contracts and spot market purchases. With the rapid and aggressive expansion of our production capacities in 2010 and expected expansion plans in 2011, we anticipate to enter into additional long-term supply contracts as well as obtain silicon raw materials from the spot market to supplement supplies under our existing long-term supply contracts. The unit prices of silicon wafers and polysilicon under our long-term supply contracts were either fixed or fixed during an initial period of several months, after which, the prices would be determined by further negotiations. We have completed re-negotiations on various terms of our supply agreements with certain of our suppliers and are continuing to engage in discussions with our other various suppliers to re-adjust the pricing, prepayment, quantity, delivery and other terms of our existing supply agreements to better reflect current market conditions.
We have entered into the following significant long-term supply contracts with polysilicon or silicon wafer suppliers, all of which have prepayment requirements:
•	Hebei Jinglong, a related party of our company. The supply contract with Hebei Jinglong is for silicon wafers and had a term of four and half years, from July 2006 to December 2010, which automatically extended for another three years until the end of 2013.
•	Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., an affiliate of GCL. The supply contracts with GCL are for silicon wafers and polysilicon from 2008 to 2015. We have also agreed with GCL in principle to enter into supply arrangements for the years 2016 to 2020, terms of which are subject to further negotiation.
•	Zhejiang Yuhui Solar Energy Source Co., Ltd., an affiliate of ReneSola. The supply contracts with ReneSola are for both monocrystalline and multicrystalline silicon wafers from 2008 to 2013.
•	M. SETEK Co. Ltd. The supply contract with M. SETEK is for polysilicon from 2007 to 2011.
•	Wacker Chemie AG. The supply agreements with Wacker are for polysilicon from 2009 to 2016.
•	OCI Company Ltd., or OCI. The supply agreement with OCI is for polysilicon from 2012 to 2018.
Other Raw Materials
We use metallic pastes as raw materials in our solar cell production process. Metallic pastes are used to form the grids of metal contacts that are printed on the front and back surfaces of the solar cells through screen-printing to create negative and positive electrodes. In addition, we use ethylene vinyl acetate, tempered glass, aluminum frames and other raw materials in our solar module production process. We seek to maintain active relationships with multiple suppliers for each of these auxiliary raw materials, and we believe we can readily find alterative sources of supply on terms acceptable to us if any of our current suppliers can not meet our requirements.

Utilities
We consume a significant amount of electrical power and water in our production of solar power products. We have obtained the necessary approvals and/or permits from the relevant PRC governmental authorities for our water and electricity usage in our existing manufacturing and research and development centers.
Quality Assurance and Certifications
We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of product quality and compliance with the our internal production benchmarks. We have also received CE and TÜV certifications for all of our solar modules sold in Europe and UL certifications for all solar modules sold in the United States. The following table sets forth the certifications we have received and major test standards our products and manufacturing processes have met:

Date	Certification and Test Standard	Relevant Product or Process
8 May 2009	ISO 9001: 2008	JA Yangzhou’s quality management system in designing, manufacturing and sale of solar cells
8 May 2009	ISO 14001: 2004	JA Yangzhou’s environmental management system in designing, manufacturing and sale of solar cells
8 May 2009	OHSAS 18001: 2007	JA Yangzhou’s safety management system in designing, manufacturing and sale of solar cells
15 November 2010	ISO 9001: 2008	JA Fengxian’s quality management system in designing, manufacturing and sale of solar modules
15 November 2010	ISO 14001: 2004	JA Fengxian’s environmental management system in designing, manufacturing and sale of solar modules
15 November 2010	OHSAS 18001: 2007	JA Fengxian’s safety management system in designing, manufacturing and sale of solar modules
16 November 2010	ISO 9001: 2008	JA Hebei’s quality management system in designing, manufacturing and sale of solar cells
16 November 2010	ISO 14001: 2004	JA Hebei’s environmental management system in designing, manufacturing and sale of solar cells
16 November 2010	OHSAS 18001: 2007	JA Hebei’s safety management system in designing, manufacturing and sale of solar cells
Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance to ensure the high quality of our solar power products. During the manufacturing process, we continuously monitor the quality of our products in process by following procedures including: (i) automatic monitoring and sorting system based on measurement of the efficiency level, breakage rate, and purity level of solar products and (ii) manual inspection of the surface outlook of solar cells. If any solar power products is damaged, defective, or does not meet other quality standards, it will be removed during the monitoring process.
We have a strong equipment maintenance team with well-trained personnel to oversee the operation of our manufacturing lines to avoid any unintended interruption, and to minimize the regular down time, of such manufacturing lines. To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with regular job training.

Markets and Customers
We sell our solar cell and module products primarily to module manufacturers, system integrators and project developers, and to a lesser extent, to distributors. We have developed a diverse customer base in various markets worldwide, including Germany, Italy, the United States, Hong Kong, Spain, India, the Czech Republic, France, South Korea and China. We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally does not require collateral. We maintain an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. We plan to continue to expand our direct sales both internationally and domestically as well as to establish long-term relationships with existing customers to develop a loyal customer base.
Historically, we sold a significant portion of our products to customers in China. In 2010, in connection with our overseas marketing efforts and commercial manufacturing and selling of solar modules, we substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2008, 2009 and 2010, approximately 23.7%, 26.2% and 48.9% of our total sales revenues was made from customers outside China, respectively. Our significant customers include BP Solar, Solar-Fabrik and MEMC/SunEdison.
The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2008	2009	2010
		(as adjusted)
	(RMB in millions)

China	4,162.0	2,789.8	6,010.4
Outside China
Germany	144.9	396.9	2,127.0
Spain	613.5	57.5	81.6
Rest of the world	537.9	534.4	3,541.8

Total revenues	5,458.3	3,778.6	11,760.8
Sales and Marketing
We market and sell our solar power products worldwide primarily through a direct sales force and via market-focused sales agents. We have established subsidiaries in Germany and the United States to conduct sales, marketing and brand development for our products in the European and North American markets. Our marketing activities include trade shows, conferences, sales training, product launch events, advertising and public relations campaigns. Working closely with our sales and product development teams, our marketing team is also responsible for collecting market intelligence and supporting our sales team’s lead generation efforts.
We sell our products primarily under two types of arrangements:
•	Sales contracts with module manufacturers, systems integrators, project developers and distributors. We sell most of our solar power products under annual or long-term sales contracts with our customers. We deliver solar products according to pre-agreed schedules set forth in purchase orders. We require prepayment prior to shipping under some of our sales contracts.
•	OEM/tolling manufacturing arrangements. Under these arrangements, we purchase polysilicon or silicon wafers from customers, and then sell silicon wafer or solar cell products back to the same customers, who then sell those products under their own brands. In addition, we have been using our own solar cells to make modules for a limited number of strategic customers who brand the finished solar module products with their own labels.

Seasonality
Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products tend to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems. Demand from other countries, such as the U.S., China and South Korea, may also be subject to significant seasonality.
Intellectual Property
We rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2010, we had a total of 13 issued patents and 28 pending patent applications in China as well as one pending patent application in the United States.
With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our intellectual property. We believe that many elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. Our research and development personnel are required to enter into confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data.
We maintain trademark registrations in China, including the Chinese characters “” of our name and “JA Solar”. As our brand name is becoming more recognized in the solar power market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.
We have not had any material intellectual property claims against us since our inception.
Competition
The solar power market is intensely competitive and rapidly evolving. The number of solar power product manufacturers has rapidly increased due to the growth of actual and forecast demand for solar power products and the relatively low barriers to entry. As we build out our solar module and wafer production capacity to become more vertically integrated, we mainly compete with integrated manufacturers of solar power products such as Suntech Power Holdings Co., Ltd., Trina Solar Limited and Yingli Green Energy as well as specialized manufacturers of solar cells, such as Motech Industries Inc., Gintech Energy Corp., and Neo Solar Power Corp. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Some of our competitors have achieved full vertical integration, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new photovoltaic technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Regulation
This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.
Renewable Energy Law and Other Government Directives
On December 26, 2009, China revised its Renewable Energy Law, which originally became effective on January 1, 2006. The revised Renewable Energy Law became effective on April 1, 2010 and sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy waterheating systems, solar energy heating and cooling systems, solar photovoltaic systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.
In January 2006, NDRC promulgated an implementation directive for the renewable power generation industry that provides specific measures for setting the price of electricity generated from solar and other renewable energy sources and for allocating the costs associated with renewable power generation. The directive also delegates administrative and supervisory authority among government agencies at the national and provincial level and assigns part of the responsibility for implementing the Renewable Energy Law to electricity grid companies and power generation companies.
The solar power industry ranked prominently in the Guidelines of Prioritized Hi-tech Industrialization Areas in 2007 promulgated by the NDRC, Ministry of Science and Technology, Ministry of Commerce and State Intellectual Property Office on January 23, 2007.
On August 31, 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. In the third quarter of 2010, the NDRC approved a RMB5.0 trillion new energy plan, pending PRC State Council approval. This new energy plan is intended to stimulate the development of selected energy industries over the next ten years.
The PRC government has promulgated a number of directives to support energy conservation and the use of solar energy. On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes.
On September 4, 2006, China’s Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the Ministry of Finance will arrange special funds to support the application of renewable energy systems in building structures, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Structures, or the Interim Measures, to support the promotion of solar photovoltaic applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, a subsidy of RMB20 per kilowatt-peak, or kWp, covering BIPV applications installed on or after March 23, 2009 was set for 2009.
On July 16, 2009, China’s Ministry of Finance, Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the Golden Sun Demonstration Program. Under the program, the PRC government will provide, up to 20 MW of PV projects per province, a 50% to 70% subsidy for the capital costs of PV systems and the relevant power transmission and distribution systems. The program further provides that each PV project must have a minimum capacity of 300 kWp with an operation period of not less than 20 years. On September 21, 2010, China’s Ministry of Finance, Ministry of Science and Technology and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB 4 per watt for on-grid PV projects, RMB 6 per watt for BIPV projects and RMB 10 per watt for off-grid PV projects in remote regions.
On September 26, 2009, the PRC State Council approved and circulated the Opinions of National Development and Reform Commission and other Nine Governmental Authorities on Restraining the Production Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon production capacity in China has exceeded demand and adopted a policy to impose more stringent requirements on the construction of new facilities for manufacturing polysilicon in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with downstream solar product manufacturers to expand their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business.
On October 10, 2010, the PRC State Council promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.
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
Restrictions on Foreign Businesses and Investments
The principal regulation governing foreign ownership of solar photovoltaic businesses in China is the Catalogue of Industries for Guiding Foreign Investment, updated and effective as of December 1, 2007. Under this regulation, the solar photovoltaic business is listed as an industry where foreign investments are encouraged. Encouraged foreign investment companies are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

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
Antimonopoly Law
On August 30, 2007, China adopted an anti-monopoly law, or AML, which took effect as of August 1, 2008. On August 1, 2008, the PRC State Council adopted the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, or the SDCBO, which took effect as of August 3, 2008. The AML includes provisions related to merger control, monopoly agreements, restraints on trade, and abuses of dominant market positions. Under the AML and the SDCBO, any business combination (e.g., mergers, acquisitions and joint ventures) that may restrict or eliminate competition in the Chinese domestic market require that a notification be sent to the Ministry of Commerce for approval for such combination.
In addition, certain types of agreements between competitors are forbidden by law if such an agreement eliminates or restricts competition. These agreements include price fixing, output or sales restrictions, market sharing, restrictions on the purchases of new technology or facilities, and collective boycotts. In the case of vertical agreements (between parties at different levels of the supply chain), fixing resale prices and restricting minimum resale prices are forbidden (unless an exemption applies).
Combinations resulting in fair competition are encouraged in the AML. However, it is an infringement when a company with a “dominant market position” abuses their power by taking actions that restrict or eliminate competition. Behavior that may be considered as an abuse of power includes selling goods at unfairly high or low prices, selling goods below cost without a justified reason, refusing to deal with another party without justified reasons, requiring another party to trade exclusively without justified reasons, certain tying arrangements, and unjustified discriminatory pricing. The abovementioned regulations make it possible that our mergers and acquisitions in the PRC will be subject to review by PRC government authorities.

Foreign Currency Exchange
China regulates foreign currency exchanges primarily through the following regulations:
•	Regulation of the People’s Republic of China on Foreign Exchange Administration (2000), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).
Under these regulations, foreign currencies are prohibited from circulation and shall not be quoted for pricing or settlement within the territory of the PRC, unless otherwise provided for by the PRC government. The Renminbi is convertible for current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE. Foreign exchange receipts for current account transactions may, in accordance with the relevant provisions of the PRC government, be retained or sold to financial institutions conducting foreign exchange settlement and sale operations.
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
D. PROPERTY, PLANTS AND EQUIPMENT
We own our principal executive office building (approximately 12,695 square meters) located in Zhabei, Shanghai, which has been pledged to secure a long term bank loan. In addition, we own and lease factory and office space in various locations around the world in connection with our operations. We believe that our existing facilities, together with the facilities under construction and to be constructed under our current plans, are adequate for our current requirements. The following table sets forth a summary of our material properties as of December 31, 2010:

	Space		Owned or
Location	(in square meters)	Usage of Property	Leased	Encumbrance
Ningjin, Hebei	106,582	Factory	Leased	None
Yangzhou, Jiangsu	466,200	Factory and R&D center	Owned	None
Fengxian, Shanghai	204,262	Factory	Owned	None
Lianyungang, Jiangsu	219,909	Factory and R&D center	Owned	None
See also “Item 4. Information on the Company — B. Business Overview — Manufacturing Capacity and Facilities.”

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
A. OPERATING RESULTS
Overview
We are one of the world’s largest manufacturers of high-performance solar cells and solar power products based in China. We conduct our business primarily through our wholly-owned subsidiaries in China, and operate and manage our business as a single segment. We commenced our business through JA Hebei in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA Hebei transferred their equity interests in JA Hebei to JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.
We derive revenues primarily from sales of solar cell and module products to module manufacturers, system integrator, project developers and distributors. For the year ended December 31, 2010, our total revenues and net income were RMB 11.76 billion and RMB 1.76 billion, respectively.
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
•	Industry Demand. Demand for solar power products is critical to our business and revenue growth. The solar power market has grown significantly in recent years. Although industry demand temporarily slowed down from the second half of 2008 to the third quarter of 2009 due to unfavorable economic conditions globally, solar power industry demand has progressively revived since the fourth quarter of 2009 and throughout the course of 2010 in our key markets including Germany, Italy, the United States, China, the rest of Europe, as well as other national economies. Many of our customers who experienced difficulty in obtaining credit during the recent economic downturn have begun to re-obtain access to capital at relatively affordable financing cost again. Moreover, fast progress in cost reduction efforts of major solar power product manufacturers including us have further stimulated economic incentives for customers to install solar power systems as an alternative to traditional power generation. However, in the near term, although continued global economic recovery is expected, growth prospects still have a great level of uncertainty, which could temporarily lead to fluctuations in industry demand for solar power products including ours.
•	Government Subsidies and Economic Incentives. The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power substantially exceeds the cost of electricity generated from conventional or non-renewable sources of energy. Various governments such as those of Germany, Spain, Japan, the United States, Italy, the Czech Republic, Belgium and China have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, certain early adopters of solar power incentive policies, such as Germany, Spain and Italy announced reductions of incentive programs in 2009 and 2010. Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in our major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Spain and Italy, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels.
•	Capacity Utilization. We have rapidly expanded our manufacturing capacity recently. Our total solar cell annual production capacity increased from 800 MW in 2009 to 2,100 MW in 2010. We also added 300 MW wafer production capacity and 500 MW solar module production capacity in 2010. We expect our production capacity expansions will increase our revenues as our output and sales volume increase. As a consequence of our increased investment in plant and equipment and increased production scale, we expect that our costs of revenues, including depreciation and amortization costs, will also increase. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit manufacturing costs through economies of scale, as fixed costs are allocated over a larger number of units of output. Moreover, manufacturers with greater scale are in a better position to obtain price discounts from silicon feedstock suppliers and may therefore obtain a greater market share of solar power products by selling at more competitive prices. Our ability to achieve satisfactory utilization rates and economies of scale will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

•	Pricing of Our Solar Power Products. The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. The average selling price of our solar cells was approximately RMB 22.1, RMB 9.0 and RMB 8.7 per watt for the years ended December 31, 2008, 2009 and 2010, respectively. The decline in average selling price of our solar cells from 2008 to 2009 was mainly due to weakened macroeconomic conditions combined with the significant decline in silicon wafer cost and increased supply of solar power products. Although the demand for solar power products has increased since the fourth quarter of 2009, the average selling price of our solar cells continued to decline slightly in 2010 due to prevailing market conditions. We began selling solar modules in 2010 and the average selling price of our solar module products was RMB 11.6 per watt in 2010. We expect the prices of solar power products, including our own products, will continue to decline over time to due to increased supplies, reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity.
•	Changing Product Mix. We began vertically integrating our business by expanding our production capabilities to manufacture both upstream silicon wafers and downstream solar modules in the fourth quarter of 2009. Integrating wafer production capability may help reduce our cost of silicon raw materials for our solar cell and module production. As we ramp up and further expand our wafer manufacturing capacities, we expect to capture the cost efficiencies of a more vertically integrated production process. In addition, expansion to downstream solar module production will change our product mix. Each of solar cells and solar modules represents a separate stage of the solar power production chain, with each involving different production processes, costs and selling prices. Prior to 2010, our sales consisted almost entirely of solar cells. As we began marketing and selling solar module products in the fourth quarter of 2009, change in our product mix may adversely affect our overall gross margin as a percentage of our revenues because solar module products generally have lower gross margin as compared to solar cells. We expect that our operating results for future periods will continue to be influenced by our product mix.
•	Price of Silicon Wafers and Related Raw Materials. The success of our business and our growth strategy depends heavily on acquiring a supply of polysilicon and silicon wafers at commercially reasonable prices and terms that is consistent with our existing and planned production capacity. We have entered into prepaid long-term supply contracts with suppliers like Jinglong Group, GCL and M.SETEK, where, in some instances, these agreements provide for fixed pricing, substantial prepayment obligations and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. We also purchase silicon wafer and polysilicon from the spot market to meet our expanded production capacity. The availability and pricing of silicon wafers and polysilicon will affect results of operations.
•	Technology Improvement. The advancement of manufacturing technologies is important in increasing the conversion efficiency of solar cells and reducing the production costs of solar power products. Higher conversion efficiency generally leads to higher revenues from sales of solar power products. As a result, solar power companies, including us, are continuously developing advanced process technologies to improve the conversion efficiency of solar cells while reducing costs to maintain and improve profit margins.
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
Revenue recognition
Revenue recognition for solar modules, solar cells and other products (hereafter “solar products”)
We, generally, recognize revenue from the sale of solar products when the goods are delivered and title and risk of loss transfer is passed to the customers. We sell our solar products at agreed upon prices to our customers, which reflect prevailing market prices.
Our considerations for recognizing revenue are based on the following:
•	Persuasive evidence that an arrangement (sales contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have a right of return. We do provide a warranty on our solar module products.
•	Some shipping terms are EXW, at which point we deliver goods at our own place of business and all other transportation costs and risks are assumed by the customer. Some shipping terms are CIF destination point., under which we pay the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk of loss of or damage of the goods is passed to the buyer according to the contract term, which could be upon delivery no matter who bears the transportation costs. Some shipping terms are FOB shipping point from our premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership.
•	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.
•	For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.
Revenue recognition for solar product processing
We provide solar product processing services to produce silicon wafers or solar cells on behalf of third parties who have their own polysilicon or wafer supplies. Under certain of these solar product processing service arrangements, we purchase raw materials from a customer and agree to sell a specified quantity of solar products produced from such materials back to the same customer. The quantity of solar products sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from such customer based on then current production conversion rates. We record revenues from these processing transactions based on the amount received for solar products sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as solar product processing revenue and the production costs incurred related to providing the processing services are recorded as solar product processing costs within cost of revenue.
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

When available, we measure the fair value of financial instruments, including cash and cash equivalents, restricted cash, available-for-sale securities, trading security and derivative assets and liabilities, based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information we obtain from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in our estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss.
Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. We had a balance of RMB 24.7 million, RMB 41.1 million and RMB 7.0 million for doubtful accounts as of December 31, 2008, 2009 and 2010. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.
Advances to suppliers. Consistent with industry practice, we make short-term and long-term advances from time to time to secure our raw material needs of polysilicon and silicon wafers, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will provide for such losses on these advances. We recorded RMB 18.6 million, RMB 52.0 million and RMB 87.9 million for potential losses against supplier advances as of December 31, 2008, 2009 and 2010. If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required. Recoveries of the allowance for advances to supplier are recognized when they are received.
Inventory Valuation. Inventory is valued at the lower of cost or market value. Cost of inventories is determined by the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold. We recorded RMB 78.0 million, RMB 122.2 million and RMB 133.2 million for inventory valuation as of December 31, 2008, 2009 and 2010.

Impairment of long-lived assets. We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized. For the year ended December 31, 2009 and 2010, we wrote down the carrying value in the amount of RMB 18.0 million and RMB 47.3 million of certain machineries respectively.
Share-based compensation. We account for the grant of employees share-based compensation in accordance with ASC 718, Compensation-Stock Compensation, which requires all share-based payments to employees and directors, to be recognized in the financial statements based on their grant date fair values.
We recognize the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.
ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the year ended December 31, 2008, 2009 and 2010 we used the forfeiture rate of 0%, 0% and 7.7%, respectively.
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
Prior to our initial public offering, the fair value of our ordinary shares was determined retrospectively to the time of grant. Determining the fair value of our ordinary shares on a pre-IPO basis requires making complex and subjective judgments. Management is responsible for determining the fair value and considered a number of factors including valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the time of grant. These judgments are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates and if we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying ordinary shares for the options granted would be different.

Grants to Non-Employees
We account for equity instruments issued to non-employee consultants in accordance with the provisions of ASC505-50 Equity Based Payments to Non-Employees. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee consultants would have been different from the amount we computed and recorded which would have resulted in either an increase or decrease in the compensation expense.
Income taxes. We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We recorded valuation allowances to reduce our net deferred tax assets to the amount of RMB 13.4 million, RMB 49.0 million and RMB 76.2 million as of December 31, 2008, 2009 and 2010, respectively. We have adopted the provisions of ASC 740, Income Taxes. We have performed assessment on our tax positions related to ASC 740, and concluded that the adoption of ASC 740 did not have any material impact on our financial position as of December 31, 2010.
Product warranties. It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with either a one-year or five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, of the initial minimum power generation capacity at the time of delivery. In addition, we usually provide the same warranty for solar modules assembled for third party OEM customers. We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. We accrue 1% of our net revenues from sales of solar modules as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Due to zero warranty claims to date, we accrue the estimated costs of warranties based primarily on our own history, industry data and an assessment of our competitors’ accrual history. Through our relationships with, and management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, we believe that accruing 1% of our net revenues from sales of solar modules as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. We have not experienced any material warranty claims to date in connection with declines of the power generation capacity of our solar modules. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.
Short term investments.
We account for short-term investments in accordance with ASC 320, Investments-Debt and Equity Securities. We classify short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in investment income. We do not have investments classified as held-to-maturity.

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
For the year ended December 31, 2008, we provided a full impairment amounted to RMB 686.3 million against our investment in the Lehman Note. In December 2010, we completed the sale of the Lehman Note for cash consideration of US$34.6 million. As a result, we record a RMB 231.2 million gain in the fourth quarter of 2010. For the year ended December 31, 2010, we did not record any impairment on short-term investments.
Adoption of new accounting standard and discontinued operation
On January 1, 2010, we adopted the Financial Accounting Standards Board (“FASB”) update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting. The accounting change was applied retrospectively to all periods presented. (See also “Notes to Consolidated Financial Statements — 14. Senior Convertible Notes.)
In December, 2010, we decided to discontinue the PV power plant business (See also “Notes to Consolidated Financial Statements — 20. Discontinued operations). Consequently, the results of the Korean business for all periods presented were reclassified to income/(loss) from discontinued operations, net of tax in accordance with ASC 205, Presentation of Financial Statements.
The effect of adoption of the above new guidance and reclassification for discontinued operations on the consolidated financial statement line items as of and for the years ended December 31, 2008 and 2009 is illustrated in the tables in “Notes to Consolidated Financial Statements — 2(z) Adoption of new accounting standard and discontinued operation.

Revenues
Our revenues for the years ended December 31, 2008, 2009 and 2010 and as a percentage of our total revenues over the same period are as follows:

	Year ended December 31,
	2008		2009		2010
	As adjusted
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Solar modules	425.6	7.7%	82.7	2.2%	2,510.6	21.3%
Solar cells and other products to third parties	4,368.4	80.1%	3,283.8	86.9%	8,023.9	68.2%
Solar cells and other products to related parties	508.0	9.3%	5.2	0.1%	160.4	1.4%
Solar product processing	156.3	2.9%	406.9	10.8%	1,065.9	9.1%

Total Revenues	5,458.3	100.0%	3,778.6	100.0%	11,760.8	100%

We derive revenues primarily from the sale of solar cell and module products to module manufacturers, system integrators, project developers and distributors. We have increased the number of our overseas customers and expanded our overall customer based since 2007. For the year ended December 31, 2008, 2009 and 2010, approximately 23.7%, 26.2% and 48.9% of our total sales were to customers outside China, respectively. For the year ended December 31, 2008, 2009 and 2010, sales to our largest customer represented approximately 13.4%, 11.4% and 7.5% of our total revenues, respectively; and sales to our three largest customers represented approximately 32.1%, 29.2% and 19.4% of our total revenues, respectively. Our three largest customers were all unrelated third parties. Sales to our top ten customers accounted for approximately 74.1%, 55.5% and 49.8% of total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.
We sold approximately 1,244.8 MW of solar cells in 2010, compared to approximately 502.8 MW in 2009. The increase of sales volume was due to strong demand for solar power products as well as our production capacity expansion. The average selling price of our solar cell products declined slightly from RMB 9 per watt in 2009 to RMB 8.7 per watt in 2010 due to prevailing market conditions. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies, reduced manufacturing costs and industry pursuit to grid cost parity with traditional forms of electricity.
For the year ended December 31, 2010, our revenues from sales of solar modules amounted to approximately RMB 2,510.6 million, or 21.3% of our total revenues. We sold approximately 217.5 MW of solar modules in 2010, compared to 6.0 MW in 2009. The increase of sales of solar modules was due to the ramp up of our solar module production capacity in 2010. We accrued 1.0% of our net revenues from sales of solar modules as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Because we have zero warranty claims to date, we accrue the estimated costs of warranties based primarily on our own history, industry data and an assessment of our competitors’ accrual history.
For the year ended December 31, 2010, our revenues also included revenues from solar product processing services which amounted to approximately RMB 1,065.9 million, or 9.1% of our total revenues. We provide solar production processing services to customers who have their own raw material supplies, including polysilicon and wafers. We provide solar product processing services to customers mainly to utilize our excess production capacities when our polysilicon or wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities.

Cost of Revenues and Operating Expenses
For the year ended December 31, 2010, our cost of revenues and our operating expenses as a percentage of our total revenues were 78.3% and 4.8%, respectively as compared to 87.3% and 10.3%, respectively, for the year ended December 31, 2009, and 81.8% and 5.5%, respectively, for the year ended December 31, 2008. Our cost of revenues primarily consists of silicon wafers, other direct raw materials and other cost of revenues. The following table sets forth the amounts of our cost of silicon wafers and other cost of revenues and each of them as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	As adjusted
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Silicon wafers	3,991.4	89.4%	2,546.0	77.2%	6,424.3	69.7%
Other	474.9	10.6%	750.5	22.8%	2,790.1	30.3%

Total cost of revenues	4,466.3	100%	3,296.5	100%	9,214.4	100%

Silicon wafers. Silicon wafers are the most important raw material of our solar power products. For the years ended December 31, 2008, 2009 and 2010, cost of silicon wafers accounted for approximately 89.4%, 77.2% and 69.7% of our cost of revenues, respectively. The decrease in percentage of silicon wafer cost in cost of revenues in 2010 is primarily due to the decrease in the price of polysilicon until the third quarter of 2010. We expect that the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the foreseeable future because of recent increase in price of silicon wafers and polysilicon.
Other. Other cost of revenues consists primarily of other direct raw materials used in the manufacturing of solar power products, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses, overhead expenses, as well as outsourcing costs and warranty expenses. For the years ended December 31, 2008, 2009 and 2010, other cost of revenues accounted for approximately 10.6%, 22.8% and 30.3% of our cost of revenues, respectively. The increase in percentage of other cost in cost of revenues from 2009 to 2010 is primarily attributable to the increasing cost of supplementary materials, such as silver paste in 2010.
Our operating expenses consist of selling, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses and each of them as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	As adjusted
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Selling, general and administrative expenses	271.5	90.5%	343.3	88.4%	505.1	88.8%
Research and development expenses	28.5	9.5%	45.1	11.6%	63.8	11.2%

Total operating expenses	300.0	100%	388.4	100%	568.9	100%

Selling, general and administrative expenses.
Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, share-based compensation, business travel expenses and professional services expenses. Our selling, general and administrative expenses accounted for 90.5%, 88.4% and 88.8% of our total operating expenses for the years ended December 31, 2008, 2009 and 2010, respectively. We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base in China and abroad. We also expect general and administrative expenses to increase in absolute terms as a result of the expansion of our business.

In 2008, 2009 and 2010, we granted options to purchase 6,132,000, 1,013,000 and 1,650,000 ordinary shares, respectively, to a number of our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plans.” Our share-based compensation expenses relating to our option grants and stock awards have had a material and adverse effect on our reported earnings for the years ended December 31, 2008, 2009 and 2010. We recognized a share-based compensation charge of RMB 113.2 million, RMB 96.2 million and RMB 71.8 million for the years ended December 31, 2008, 2009 and 2010, respectively. The above charges are net of forfeiture reversal amounts of RMB 59.6 million, RMB 49.6 million and RMB 1.7 million for the years ended December 31, 2008, 2009 and 2010, respectively. Share based compensation expenses are amortized over the vesting period of these options ranging from two to four years starting from the grant date.
Research and development expenses
Research and development expenses primarily consist of research materials, compensation and benefits for research and development personnel. Research and development expenses are expensed when incurred. Our research and development expenses accounted for 9.5%, 11.6% and 11.2% of our total operating expenses for the years ended December 31, 2008, 2009 and 2010, respectively. We believe that research and development is critical to the success of our business and as a result, we intend to increase our investments in research and development. As part of our business strategy, we are increasing our research and development efforts in China.
Interest (Income) Expense, net
We generated interest income of RMB 42.6 million, RMB 12.0 million and RMB 12.8 million and incurred interest expense of RMB 172.3 million, RMB 231.5 million and RMB 221.2 million for the year ended December 31, 2008, 2009 and 2010 respectively. Our net interest expense in 2008, 2009 and 2010 was primarily the interest related to the 2008 Senior Notes. The interest expense recognized for interest payable to the 2008 Senior Notes holders was RMB 75.4 million, RMB 88.7 million and RMB 67.9 million for the year ended December 31, 2008, 2009 and 2010 respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB 81.8 million, RMB 104.2 million and RMB 95.5 million for the year ended December 31, 2008, 2009 and 2010 respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 11.7 million, RMB 17.9 million and RMB 20.8 million for the year ended December 31, 2008, 2009 and 2010, respectively. Other interest expenses were RMB 3.4 million, RMB 20.7 million and RMB 37.0 million for the year ended December 31, 2008, 2009 and 2010, respectively.
Foreign Exchange Gain (Loss)
We incurred foreign exchange loss of RMB 132.1 million, gain of RMB 4.6 million and loss of RMB 74.4 million for the year ended December 31, 2008, 2009 and 2010, respectively. The exchange losses were incurred because a significant portion of our monetary assets and liabilities are denominated in US dollars and Euros, which depreciated in 2008 and 2010 relative to the RMB. In contrast, the effect of the appreciation of the Euro against the Renminbi in 2009 resulted in our recording of an exchange gain. Fluctuations in currency exchange rates may continue to have a significant effect on our financial results as we continue to grow our sales to markets outside China.

Taxation
We are a tax exempted company incorporated in the Cayman Islands, and under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Our subsidiary JA BVI is a business company incorporated in the British Virgin Islands; under current laws of the British Virgin Islands, JA BVI is not subject to tax on income or capital gain.
Under the previous FEIT Law of China, FIEs were entitled to be exempted from foreign enterprise income tax of 33% for a 2-year period starting from their first profit-making year followed by a 50% reduction of foreign enterprise income tax payable for the subsequent three years, provided that they meet certain statutory requirements. JA Hebei was established as an FIE and is entitled to these enterprise income tax exemptions and reductions with respect to income generated by its assets acquired from 2005 to 2007. Under the new EIT Law, a unified income tax rate of 25% applies on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The EIT Law provides a 5-year transition period to FIEs, during which they are permitted to grandfather their existing preferential tax treatment until such treatment expires in accordance with its current terms. However, the EIT Law and its implementing rules did not clearly address the application of the transitional preferential policies to assets acquired by JA Hebei through new capital injection made after 16 March 2007, the date of enactment of the EIT law. If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after March 16, 2007 does not qualify for a separate “two plus three” tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei could increase from 2008 to 2010. JA Hebei was granted High-Tech Enterprise status by Chinese government in 2010, as recognized by the Ministry of Science and Technology of China, the Ministry of Finance, and the State Administration of Taxation of Hebei province. The High-tech Enterprise status will entitle JA Hebei to enjoy a preferential tax rate of 15%, instead of the statutory income tax rate of 25%, for two years beginning 2011. The High-Tech Enterprise status and preferential tax treatment will be reviewed by the Chinese government every three years.
Two of our operating subsidiaries, JA Fengxian and JA Yangzhou both had cumulative losses as of December 31, 2008 and their tax holidays under the FEIT Law were deemed to commence in 2008 and can be utilized until the end of 2012. Upon the expiry of their tax holidays, JA Fengxian and JA Yangzhou are subject to the uniform rate of 25% under the EIT Law. Our other operating subsidiaries, JA Zhabei, JA Lianyungang, JA Yangzhou R&D and JA Wafer R&D, are subject to the uniform income rate of 25% under the EIT Law.
The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.
Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares or ADSs by holders of our ordinary shares or ADSs is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain holders of our ordinary shares or ADSs may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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
Inflation
Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Inflation could affect our business in the future by, among other things, increasing the costs of labor, raw materials and bank borrowings. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases.
Recently Pronounced Accounting Standards
In October 2009, the FASB issued new guidance on “revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements.” By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We do not expect that the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.
In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect that the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect that the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.
In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers, and to present separately information about purchases, sales, issuances, and settlements of items recorded on a recurring basis under fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted. The adoption of ASU 2010-06 did not have a material impact on our financial position, results of operations, or cash flows.
In April 2010, the FASB issued Accounting Standards Update (ASU) 2010-13, Compensation (Topic 718)—Stock Compensation. This ASU addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trade. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Results of Operations
The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated. The selected consolidated financial data as of December 31, 2008 and 2009 and for the years ended December 31, 2008 and 2009 have been adjusted to reflect the adoption of a new accounting guidance for share lending arrangements issued in contemplation of a convertible debt issuance (see Note 2(z) to our audited consolidated financial statements included elsewhere in this annual report):

	Year ended December 31,
	2008		2009		2010
	As adjusted		As adjusted
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	%
Income Statement Data:
Total revenues	5,458.3	100%	3,778.6	100%	11,760.8	100%
China	4,162.0	76.3%	2,789.8	73.8%	6,010.4	51.1%
Outside China	1,296.3	23.7%	988.8	26.2%	5,750.4	48.9%
Cost of revenues	(4,466.3)	(81.8)%	(3,296.5)	(87.2)%	(9,214.4)	(78.3)%

Gross profit	992.0	18.2%	482.1	12.8%	2,546.4	21.7%

Selling, general and administrative expenses	(271.5)	(5.0)%	(343.3)	(9.1)%	(505.1)	(4.3)%
Research and development expenses	(28.5)	(0.5)%	(45.1)	(1.2)%	(63.8)	(0.5)%

Total operating expenses	(300.0)	(5.5)%	(388.4)	(10.3)%	(568.9)	(4.8)%

Income from operations	692.0	12.7%	93.7	2.5%	1,977.5	16.8%

Impairment on available-for-sale securities	(686.3)	(12.6%)	—	—	—	—
Change in fair value of derivatives	564.0	10.3%	(49.1)	(1.3)%	74.5	0.6%
Convertible notes buyback gain/(loss)	161.3	2.9%	(24.1)	(0.6)%	—	—
Interest expense	(172.3)	(3.2)%	(231.5)	(6.1)%	(221.2)	(1.9)%
Interest income	42.6	0.8%	12.0	0.3%	12.8	0.1%
Foreign exchange (loss)/gain	(132.1)	(2.4)%	4.6	0.1%	(74.4)	(0.6)%
Investment loss	(28.6)	(0.5)%	(2.3)	(0.1)%	—	—
Impairment on share lending arrangement	(469.0)	(8.6)%	—	—	—	—
Other income	3.6	0.1%	7.8	0.2%	258.7	2.2%

Income/(Loss) before income taxes	(24.8)	(0.5)%	(188.9)	(5.0)%	2,027.9	17.2%
Income tax benefit/ (expenses)	(23.9)	(0.4)%	(8.0)	(0.2)%	(252.7)	(2.1)%

Net income/(loss)	(48.7)	(0.9)%	(196.9)	(5.2)%	1,775.2	15.1%

Income/(loss) from discontinued operations, net of tax	—	—	3.4	0.1%	(19.8)	(0.2)%
Net income/(loss) available to ordinary share holders	(48.7)	(0.9)%	(193.5)	(5.1)%	1,755.4	14.9%

Operating Data:

Products sold (in MW)	277.4	—	508.8	—	1,462.6	—
Average selling price per watt	22.1	—	9.0	—	8.7	—

Year End December 31, 2010 compared to Year Ended December 31, 2009
Total revenues. Our total revenues increased significantly from RMB 3,778.6 million in 2009 to RMB 11,760.8 million in 2010. The increase was due primarily to the increase in our manufacturing capability and corresponding increase in sales volume of our products, driven by strong market demand for our products. We sold an aggregate of 1,463MW of solar products in 2010 as compared to 509MW of solar products in 2009.
Our total revenues from sales in China increased from RMB 2,789.8 million in 2009 to RMB 6,010.4 million in 2010, which was in line with the increase in revenue as described above. As a result of our ongoing efforts in diversifying our customer base and reaching out to customers outside China, our revenues from sales in China, as a percentage of our total revenues, decreased from 73.8% in 2009 to 51.1% in 2010. Correspondingly, our sales outside China, with Germany being the largest market, increased both in dollar amounts and as a percentage of our total revenues.
Cost of Revenues. Our cost of revenues increased significantly from RMB 3,296.5 million in 2009 to RMB 9,214.4 million in 2010. The increase in our cost of revenue was due primarily to the increased quantity of silicon wafers used corresponding to our increased production output.
Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased from RMB 482.1 million in 2009 to RMB 2,546.4 million in 2010. Our gross margin increased from 12.8% in 2009 to 21.7% in 2010 because our gross margin in 2009 was negatively impacted by inventory provision and capacity underutilization charge.
Total Operating Expenses. Our total operating expenses increased from RMB 388.4 million in 2009 to RMB 568.9 million in 2010. The increase in our total operating expenses was due primarily to significant increases in our selling, general and administrative expenses associated with our increased production, increased efforts to grow overseas markets, as well as an increase in our research and development expenses. Total operating expenses as a percentage of our total revenue decreased from 10.3% in 2009 to 4.8% in 2010.
•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased from RMB 343.3 million in 2009 to RMB 505.1 million in 2010, and as the percentage of our total revenues decreased from 9.1% in 2009 to 4.3% in 2010. The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses and marketing expenses associated with our increased sales volume, an increased amount of salary and benefits paid to our sales, marketing and administrative personnel as a result of increased headcount, as well as share-based compensation expenses of RMB 71.5 million relating to our stock options granted to certain sales, marketing and administrative employees. The above share based compensation expenses were net of forfeiture reversal amounts of RMB 1.7 million for the year ended December 31, 2010.
•	Research and Development Expenses. Our research and development expenses increased from RMB 45.1 million in 2009 to RMB 63.8 million in 2010 and decreased as a percentage of our total revenues from 1.2% in 2009 to 0.5% in 2010. The increase in our research and development expenses was due primarily to greater research and development activities undertaken by us. Our research and development has primarily focused on improving and optimizing our solar manufacturing process based on certain proprietary know-how.
Change in fair value of derivatives. Our changes in fair value of derivatives increased from a loss of RMB 49.1 million in 2009 to a gain of RMB 74.5 million in 2010. The charge reflects fair value changes associated with our derivative assets and liabilities for the year ended December 31, 2009 and 2010, respectively, in particular our embedded derivatives in association with convertible bond offering, the value of which is a combined result of change in stock price, volatility, expected term to maturity, risk-free rate and credit spread, etc..
Convertible notes buyback loss. We did not make any repurchase of the 2008 Senior Notes in the open market in 2010. We incurred convertible notes buyback loss of RMB 24.1 million in 2009.

Interest (Income) Expense, net. We incurred net interest expense of RMB 219.5 million and RMB 208.4 million in 2009 and 2010 respectively. Our net interest expense was primarily related to our interest paid on the 2008 Senior Notes. The interest expense recognized for interest payable to 2008 Senior Notes holders was RMB 88.7 million and RMB 67.9 million for the year ended December 31, 2009 and 2010, respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB 104.2 million and RMB 95.5 million for the year ended December 31, 2009 and 2010, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 17.9 million and RMB 20.8 million for the year ended December 31, 2009 and 2010, respectively. Other interest expenses were RMB 20.7 million and RMB 37.0 million for the year ended December 31, 2009 and 2010 respectively. The increase in other interest expenses was mainly due to the increase in bank borrowings in 2010. The interest income incurred in 2009 and 2010 were RMB 12.0 million and 12.8 million respectively.
Other Income (Expense). Our other income increased from RMB 7.8 million in 2009 to RMB 258.7 million in 2010. The increase in other income was due primarily to the sale of the Lehman Note for cash consideration and a gain of RMB231.2 million.
Foreign Exchange Gain (Loss). We incurred foreign exchange gain of RMB 4.6 million in 2009 and a loss of RMB 74.4 million in 2010. The exchange loss incurred in 2010 was because of depreciation of the U.S. dollar and Euro against the Renminbi in 2010. The exchange gain incurred in 2009 was because of appreciation of the Euro against the Renminbi in 2009.
Tax Expense. We incurred tax expenses of RMB 8.0 million and RMB 252.7 million in 2009 and 2010 respectively. The increase in tax expense was due to more taxable income in 2010 as a result of more revenue generated.
Net Income (loss). As a result of the cumulative effect of the above factors, we generated net income of RMB 1,755.4 million in 2010 compared to net loss of RMB 193.5 million in 2009.
Income/(loss) from discontinued operations, net of tax. We discontinued our operations in South Korea in 2010. We incurred an income of 3.4 million and a loss of RMB 19.8 million from discontinued operations in 2009 and 2010, respectively. The loss on discontinued operation for the year ended December 31, 2010 included loss on disposal of RMB 22.0 million.
Year Ended December 31, 2009 compared to Year Ended December 31, 2008
Total revenues. Our total revenues decreased significantly from RMB 5,458.3 million in 2008 to RMB 3,778.6 million in 2009. The decrease was due primarily to the decrease in average selling price per watt from RMB 22.1 per watt in 2008 to RMB 9.0 per watt in 2009, which was due to the market conditions as well as a significant drop in the cost of silicon wafers, our key raw material. The annual shipment, on the other hand, increased significantly from 277MW to 509MW, which was primarily due to the increase in our manufacturing capability and strong market demand for our products.
Our total revenues from sales in China decreased from RMB 4,162.0 million in 2008 to RMB 2,789.8 million in 2009, which was in line with the decrease in revenue as described above. Same as previous years, we sold majority of our photovoltaic cells to photovoltaic module manufacturers in China. As a result of our ongoing efforts in diversifying our customer base and reaching out to customers outside China, our revenues from sales in China, as a percentage of our total revenues, decreased from 76.3% in 2008 to 73.8% in 2009. Correspondingly, our sales outside China, with Germany being the largest market, increased both in dollar amounts and as a percentage of our total revenues.
Cost of Revenues. Our cost of revenues decreased significantly from RMB 4,466.3 million in 2008 to RMB 3,296.5 million in 2009. The decrease in our cost of revenue was due primarily to the decrease in the average cost of silicon wafers in 2009 over 2008.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased from RMB 992.0 million in 2008 to RMB 482.1 million in 2009. Due to fluctuations in the price of silicon wafers, which is the primary raw material in our production of solar cells, as well as a decrease in the average selling price of solar cells, our gross margin decreased from 18.2% in 2008 to 12.8% in 2009.
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
•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased from RMB 271.5 million in 2008 to RMB 343.3 million in 2009, and as the percentage of our total revenues also increased from 5.0% in 2008 to 9.1% in 2009. The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses and marketing expenses associated with our increased sales volume, an increased amount of salary and benefits paid to our sales, marketing and administrative personnel as a result of increased headcount, as well as share-based compensation expenses of RMB 96.2 million relating to our stock options granted to certain employees. The above share based compensation expenses were net of forfeiture reversal amounts of RMB 59.6 million and RMB 49.6 million for the years ended December 31, 2008 and 2009, respectively.
•	Research and Development Expenses. Our research and development expenses increased from RMB 28.5 million in 2008 to RMB 45.1 million in 2009 and increased as a percentage of our total revenues from 0.5% in 2008 to 1.2% in 2009. The increase in our research and development expenses was due primarily to greater research and development activities undertaken by us. Our research and development has primarily focused on improving and optimizing our solar manufacturing process based on certain proprietary know-how.
Impairment on available-for-sale securities. Our impairment on available-for-sale securities decreased from RMB 686.3 million in 2008 to nil in 2009. The impairment in 2008 was provided for our investment in the Lehman Note purchased in 2008.
Change in fair value of derivatives. Our changes in fair value of derivatives decreased from a gain of RMB 564.0 million in 2008 to a loss of RMB 49.1 million in 2009. The charge reflects fair value changes associated with our derivative assets and liabilities for the year ended December 31, 2008 and 2009, respectively, where we recognized a loss from the change in fair value of derivatives resulting from the appreciation in the price of our ADSs in 2009.
Convertible notes buyback gain. Convertible notes buyback gain decreased from a gain of RMB 161.3 million in 2008 to a loss of RMB 24.1 million in 2009. The gain or loss was incurred because we bought back portion of our 2008 Senior Notes at prices below par in 2008 and 2009 respectively.
Interest (Income) Expense, net. We incurred net interest expense of RMB 129.7 million and RMB 219.5 million in 2008 and 2009, respectively. Our net interest expense was primarily related to our interest paid on the 2008 Senior Notes. The interest expense recognized for interest payable to 2008 Senior Notes holders was RMB 75.4 million and RMB 88.7 million for the year ended December 31, 2008 and 2009 respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB 81.8 million and RMB 104.2 million for the year ended December 31, 2008 and 2009 respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 11.7 million and RMB 17.9 million for the year ended December 31, 2008 and 2009, respectively. Other interest expenses were RMB 3.4 million and RMB 20.7 million for the year ended December 31, 2008 and 2009 respectively. The increase in other interest expenses was mainly due to the increase in bank borrowings in 2009. The interest income incurred in 2008 and 2009 were RMB 42.6 million and 12.0 million respectively.

Other Income (Expense). Our other income increased from RMB 3.6 million in 2008 to RMB 7.8 million in 2009. The increase in our other income was due primarily to an increase in the payments received from the depositary of our ADSs at the Bank of New York Mellon.
Foreign Exchange Gain (Loss). We incurred foreign exchange loss of RMB 132.1 million in 2008 and a gain of RMB 4.6 million in 2009. The exchange loss incurred in 2008 was because a significant portion of our monetary assets and liabilities are denominated in U.S. dollars and Euros, which were depreciated against the Renminbi in 2008.
Impairment on share lending arrangement. On January 1, 2010, we adopted the FASB’s update to the Debt topic of the FASB which require revision of prior periods to conform to current accounting. Due to the bankruptcy of one of our ADS borrowers, we recognized an expense of RMB 469.0 million in 2008. See also “Notes to Consolidated Financial Statements — 14. Senior Convertible Notes.”
Tax Expense. We incurred tax expenses of RMB 23.9 million and RMB 8.0 million in 2008 and 2009 respectively. The decrease in tax expense was due to less taxable income in 2009 as a result of less revenue generated which more than offset the increase in our effective tax rates.
Net Income (loss). As a result of the cumulative effect of the above factors, we incurred net loss of RMB 48.7 million and RMB 193.5 million in 2009.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Senior Notes, short-term and long-term bank borrowings and cash flow from operations. As of December 31, 2008, 2009 and 2010, we had RMB 1.58 billion, RMB 1.91 billion and RMB 2.40 billion, in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds. Restricted cash represents amounts temporarily held by banks as security for issuance of letters of credit, which are not available for our use. As of December 31, 2008, 2009 and 2010, we had RMB 490.0 million, RMB 690.0 million and RMB 1,520.0 million, respectively, in outstanding borrowings. The unused lines of credit were RMB 1,254 million as of December 31, 2010. These facilities contain no specific renewal terms and require no collateral.
As of December 31, 2008, 2009 and 2010, we had RMB 490.0 million, RMB 10 million and RMB nil, respectively, in outstanding short-term bank borrowings. As of December 31, 2008, 2009 and 2010, we had RMB nil, RMB 680 million and RMB 1,520.0 million, respectively, outstanding long-term bank borrowings. These loans were borrowed from various financial institutions and generally have six month to 3 years terms and expire at various times. Our bank borrowings outstanding as of December 31, 2010 bore average interest rates of 5.01% per annum. These credit facilities were granted for long-term project development as well as working capital usages. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. In September 2010, we entered into a Financial Partnership Agreement with the Shanghai branch of China Development Bank. Under the terms of the agreement, China Development Bank will provide up to RMB 30 billion of credit facilities and financing to support our long-term growth and corporate development plans, subject to individual credit and lending agreements. As of December 31, 2010, we had not utilized any credit facilities from China Development Bank.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers decreased from RMB 2.6 billion as of December 31, 2008 to RMB 2.3 billion as of December 31, 2009 and remained at RMB 2.3 billion as of December 31, 2010, as a combined result of utilization of prepayments previously made as well as additional prepayments made to secure adequate wafer supplies for our expanded manufacturing capacity. Our net inventory increased from RMB 641.1 million as of December 31, 2009 to RMB 1,349.3 million as of December 31, 2010 as a result of our production capacity expansion. In 2011, we plan to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirements.
Our accounts receivable decreased from RMB 355.0 million as of December 31, 2008 to RMB 339.5 million as of December 31, 2009, but increased to RMB 945.6 million as of December 31, 2010. The increase in our accounts receivable as of December 31, 2010 compared to December 31, 2009 was primarily due to the increased sales of solar modules, which generally requires provision of credit terms. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(in millions)
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(1,289.2)	1,129.1	1,279.5
Net cash used in investing activities	(419.4)	(557.2)	(1,678.9)
Net cash provided by/(used in) financing activities	2,610.3	(242.8)	838.3
Effect of exchange rate changes on cash and cash equivalents	(94.9)	(4.7)	(16.6)

Net increase in cash and cash equivalents	806.8	324.4	422.3

Cash and cash equivalents at the beginning of the year	736.0	1,542.8	1,867.2

Cash and cash equivalents at the end of the year	1,542.8	1,867.2	2,289.5

Operating Activities.
Net cash provided by operating activities for the year ended December 31, 2010 was RMB 1,279.5 million, primarily due to stronger earnings generated, increase in account payables of RMB 655.6 million and increase in advance from customers of RMB 430.6 million. These increases were partially offset by increase in inventory (net) of RMB 708.2 million, increase in account receivables of RMB 599.3 million, increase in other current assets of RMB 342.3 million and depreciation and amortization of RMB 297.5 million.

Net cash provided by operating activities for the year ended December 31, 2009 was RMB 1,129.1 million, primarily affected by decreases in advances to related party suppliers of RMB 261.4 million, increase in accounts payable of RMB 249.9 million, increases in inventory (net) of RMB 49.2 million, increase in notes receivables of RMB 119.8 million, the change in value of the embedded derivatives underlying our 2008 Senior Notes and the capped call option of RMB 49.1 million, disposal of trading security of RMB 353.6 million and depreciation and amortization of RMB178.8 million.
Net cash used in operating activities for the year ended December 31, 2008 was RMB 1,289.2 million, primarily affected by increases in advances to third party suppliers (net) of RMB 759.3 million, increases in inventory (net) of RMB 434.7 million, increase in accounts receivables from third party customers (net) of RMB 303.2 million, the change in value of the embedded derivatives underlying our 2008 Senior Notes and the capped call option of RMB 564.0 million; gains from the 2008 Senior Note buyback of RMB 161.3 million, acquisition of trading security of RMB 353.6 million and depreciation and amortization of RMB 88.2 million.
Investing Activities.
Net cash used in investing activities for the years ended December 31, 2008, 2009 and 2010 amounted to RMB 419.4 million, RMB 557.2 million and RMB 1,678.9 million, respectively, primarily as a result of purchases of property and equipment, assets acquisition, proceeds from sale of short-term investments and changes in restricted cash balances in each of the periods. The significant increase in 2010 is primarily due to the purchases of property and equipment in connection with the rapid expansion of our manufacturing capacities.
Financing Activities.
Net cash provided by financing activities for the year ended December 31, 2010 was RMB 838.3 million, primarily consisting of proceeds of bank borrowings (net) of RMB 830.0 million.
Net cash used in financing activities for the year ended December 31, 2009 was RMB 242.8 million, primarily due to repurchase of 2008 Senior Notes of RMB 459.6 million, repayment of bank borrowings of RMB 520.0 million and proceeds from bank borrowings of RMB 720.0 million.
Net cash provided by financing activities for the year ended December 31, 2008 was RMB 2,610.3 million, consisting of proceeds of RMB 2.7 billion from the 2008 Senior Notes.
Dividends from Subsidiaries.
Except for certain administrative, research and development and after-sales activities conducted through our wholly-owned subsidiary in the United States and Germany, we conduct a significant portion of our operating activities inside China through our various PRC subsidiaries. As such, we do not rely heavily on dividends remitted to us by our PRC subsidiaries to sustain our worldwide operations; and restrictions under PRC law on the remittance of dividends outside the PRC have not had a material adverse effect on our liquidity or capital resources. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our operating subsidiaries in China are subject to legal limitations in paying dividends to us.”
Capital Expenditures
We made capital expenditures of RMB 812.5 million, RMB 612.9 million and RMB 1,848.4 million in the years ended December 31, 2008, 2009 and 2010, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment and to construct and expand our solar product manufacturing lines.

We expect that purchase of property and equipment for our planned expansion in manufacturing capacity will continue to constitute a significant portion of our capital expenditure. As of December 31, 2010, we had contracted for capital expenditures on machinery and equipment of RMB 1,357.5 million. We estimate that our capital expenditures in 2011 will be approximately RMB 2.3 billion, which will be used primarily for the expansion of our solar product manufacturing facilities. In addition, we expect to expend approximately RMB 812 million in 2011 to develop our Hefei manufacturing center. We plan to fund the balance of our 2011 capital expenditure substantially with cash from operations and additional borrowings from third parties.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We believe that we have an experienced and committed research and development team. Upon our formation, we acquired proprietary technical know-how related to the commercial production process of solar cells from Australia PV Science & Engineering Co., as part of its capital contribution to us within an implied value of RMB 9.0 million.
Since our commencement of production in April 2006, we have significantly improved our solar cell fabricating process technologies, including improvements in the processing steps of texturing, diffusion, and drying and firing. These technological improvements have increased cell conversion efficiencies in the various types of silicon wafers that we produce and have improved the production yields of our manufacturing lines. In 2010, our research and development efforts resulted in the introduction of our new Secium solar cells. In February 2011, we introduced our latest Maple technology, a significant breakthrough in multicrystalline silicon technology that will increase the conversion efficiency rate of multicrystalline solar cells.
We intend to continue to focus our research and development efforts on improving and developing processing technologies for production of solar cells aimed at increasing solar cell conversion efficiency and other qualities as well as reducing production costs, including one or more of the following projects and topics:
•	Secium Technology. We have developed a novel diffusion approach to form a “selective emitter” structure on the front surface of solar cells to achieve higher conversion efficiency rates than those of conventional solar cells. This technique is suitable for commercialization.
•	Ultra-thin Wafer Industrial Manufacturing. To refine our techniques used in the processing of ultra-thin wafers, we plan to study the stress and defect rates of wafers in each stage of the manufacturing process in order to control wafer breakage.
•	Quality Control Techniques. We intend to develop enhanced techniques to be applied in the quality control of our products and manufacturing lines, including characterization of product performance, in-line diagnostics, and methods to control production yield, product durability and reliability.
•	Maple Technology. Solar cells utilizing Maple technology feature silicon crystals that are broader, flatter and have fewer grain boundaries than traditional multicrystalline silicon cells, resulting in much improved conversion efficiency rate. We intend to commercialize the Maple technology.
Our research and development expenditures were RMB 28.5 million, RMB 45.1 million and RMB 63.8 million in 2008, 2009 and 2010, respectively.
For intellectual property, see “Item 4. Information on the Company —B. Business Overview —Intellectual Property.”

D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2010, we did not have any material off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments or interest rate swap transactions, that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	(amounts in RMB thousands)
Bank loan obligations (including interest averaging 5.01%)	1,677,375	76,199	1,601,176	—	—
Operating lease obligations	18,000	12,000	6,000	—	—
Non-cancelable capital expenditures	1,357,495	1,294,103	63,392	—	—
Purchase commitments under take-or-pay agreements	985,503	824,850	160,653	—	—
Purchase commitments under other agreements(1)	6,303,721	1,810,445	3,397,077	641,142	455,057

2008 Senior Notes (including interest cost)	1,681,029	68,000	1,613,029	—	—
Accrued warranty cost reflected on the company’s balance sheet	31,277	—	—	—	31,277

Total	12,054,400	4,085,597	6,841,327	641,142	486,334

(1)	include only purchase commitments with fixed or minimum price provisions. In addition, we have also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms.
Bank Loan obligations Our bank loan debt obligations relate to bank borrowings borrowed from various financial institutions in China with an average interest rate of 5.01% per annum (plus loan service fee of 0.30%). The borrowings have 18 to 36 months terms and expire at various times throughout 2012-2013.

Operating lease obligations
As of December 31, 2010, we had one operating lease with Jinglong Group for certain land and assets used by our manufacturing facilities in Ningjin, Hebei. This non-cancelable operating lease has an annual rental of RMB 12 million and expires in June 2012.
Non-cancelable purchase obligations
As of December 31, 2010, we had contracted for capital expenditures on machinery and equipment of RMB 1,357.5 million.
Purchase commitments under agreements
In order to better manage our unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, we entered into a number of long-term supply contracts from 2007 through 2010 in amounts that were expected to meet our anticipated production needs. As a condition to our receiving the raw materials under those agreements, and in line with industry practice, we were required to, and have made advances to suppliers for all, or a portion, of the total contract price to our suppliers, which are then offset against future purchases.
Set out below are our fixed obligations under these long-term contracts including “take or pay” arrangements.
“Take or Pay” Supply Agreements
Our long-term supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice us for the full stated purchase price of polysilicon or silicon wafers we are obligated to purchase each year, whether or not we actually purchases the contractual volume.
Other Long-Term Supply Agreements
In addition to the “take or pay” arrangements above, we have also entered into other long-term supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on relevant energy price index. The purchase price is stated in certain of these agreements for periods less than six months with price adjustment terms.
2008 Senior Notes: The 2008 Senior Notes bear interest at the rate of 4.5% per annum and will be due in May 2013. We did not buy back any 2008 Senior Notes after December 31, 2010.
Accrued warranty cost reflected on the company’s balance sheet: Accrued warranty cost reflected on our balance sheet relate to product warranty costs we accrued for module sales, which is expected to increase as we generate more module revenue.
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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our expectations regarding the worldwide demand for electricity and the market for solar energy;
•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;
•	our beliefs regarding the importance of environmentally friendly power generation;
•	our expectations regarding governmental incentives for the deployment of solar energy;
•	our beliefs regarding the solar power industry revenue growth;
•	our expectations with respect to advancements in our technologies;
•	our beliefs regarding the low-cost advantage of solar product production in China;
•	our beliefs regarding the competitiveness of our solar power products;
•	our expectations regarding the scaling of our solar power capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;
•	our expectations with respect to our ability to secure raw materials in the future;
•	our expectations with respect to our ability to develop relationships with customers in our target markets;
•	our future business development, results of operations and financial condition; and
•	competition from other manufacturers of solar power products and conventional energy suppliers.
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

Name	Age	Position
Baofang Jin	59	Executive Chairman of the Board of Directors
Peng Fang	57	Director and Chief Executive Officer
Bingyan Ren	64	Director
Erying Jia	56	Director
Jian Xie	33	Director and Chief Operating Officer
Yong Liu	44	Director and Chief Technology Officer
Hope Ni	39	Independent Director
Jiqing Huang	74	Independent Director
Yuwen Zhao	72	Independent Director
Anthea Chung	42	Chief Financial Officer
Ming Yang	37	Vice President
Baofang Jin, Executive Chairman of the Board of Directors. Mr. Jin has been our chairman since May 2005 and our executive chairman since July 2009. Mr. Jin also served as our chief executive officer from August 2009 to January 2010. Mr. Jin has been the chairman and chief executive officer of Hebei Jinglong since 2003. From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company. Mr. Jin currently also serves as a vice-chairman of the Chinese People’s Political Consultative Conference of Ningjin County. Mr. Jin graduated from Hebei Broadcast and Television University, China, with an associate’s degree in 1996.
Peng Fang, Director and Chief Executive Officer. Dr. Fang Peng has been our director since May 2010 and chief executive officer since January 2010. Dr. Fang has more than 20 years of executive management experience with leading global technology companies in the solar and semiconductor industries in both the U.S. and China. Dr. Fang was president of Best Solar Co., Ltd., where he turned a start-up company into an internationally known solar module company in just 18 months. Dr. Fang was formerly president of Huahong NEC, one of the largest semiconductor foundries in China. Dr. Fang also held various technology and management positions at Applied Materials and AMD in the U.S. Dr. Fang received his Ph.D and MSEE degrees from the University of Minnesota. He was also a postdoctoral research fellow at the EECS Department of UC Berkeley. Dr. Fang was chairman of the IEEE Electron Devices Society, Santa Clara Valley Chapter.
Bingyan Ren, Director. Mr. Ren has been our director since May 2005. He also serves as a director and vice chairman of Hebei Jinglong. Prior to becoming our director, he was a professor of semiconductor materials and photovoltaic materials at the Hebei University of Technology from 1972 to May 2005. Mr. Ren currently is a member of the semiconductor material academic committee of China and a member of semiconductor standardization technical committee of China. He also serves as a vice-director of semiconductor material research institute of Hebei University of Technology and a consultant to Hebei Ningjin Monocrystalline Silicon Industry Park. Mr. Ren graduated from North Jiaotong University, China, in July 1970.
Erying Jia, Director. Mr. Jia has been our director since September 2007. He has also served as the chief operating officer and director of Hebei Jinglong since January 2006. Prior to that, he served at several administrative positions in Ningjin County, Hebei Province, China. Mr. Jia holds a bachelor’s degree in public administration.

Jian Xie, Director and Chief Operating Officer. Mr. Jian Xie has been our director since August 2009 and chief operating officer since January 2010. Since joining us in April 2006, Mr. Xie has served in such capacities as our director of corporate finance, director of investor relations, assistant to the chief executive officer and secretary of the board of directors. Prior to joining us, Mr. Xie worked in the investment banking department of Ping’an Securities Co., Ltd., and as an associate in the investment department at Dogain Holdings Group Co., Ltd. Mr. Xie received his master’s degree in finance from Guanghua School of Management at Beijing University in 2004.
Yong Liu, Director and Chief Technology Officer. Mr. Yong Liu has been our director since January 2011 and chief technology office since December 2010. Mr. Liu joined us in July 2009 and served as the general manager of JA Yangzhou. Mr. Liu has more than 15 years of operation management experience at semiconductor wafer and solar cell manufacturing facilities. Prior to joining us, he served as a fabrication director at Semiconductor Manufacturing International Corporation (SMIC), responsible for running three 12-inch wafer foundry fabs. Mr. Liu had held various management positions in R&D and manufacturing since joining SMIC in 2001. Previously, Mr. Liu worked as a deputy production manager at Wacker Siltronic Singapore. Mr. Liu received his master’s degree in solid state chemistry and bachelor’s degree in solid state physics from the University of Science and Technology of China in 1992 and 1990, respectively.
Hope Ni, Independent Director. Ms. Hope Ni has been our independent director since August 2009. Ms. Ni is currently the chief executive officer of Rising Year Group Limited and had served as the chairman of the board of directors for China Fundamental Acquisition Corp. from March 2008 to February 2010. She currently also serves on the boards of KongZhong Corporation, ATA, Inc. and Digital China Holdings Ltd. Previously, Ms. Ni was the chief financial officer and director of Comtech Group Inc., a Nasdaq Select Global Market-listed company that she joined in August 2004. She was also vice chairman of the board of directors of Comtech. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.
Jiqing Huang, Independent Director. Mr. Jiqing Huang has been our independent director since August 2009. Mr. Huang has extensive experience in the research and manufacturing of monocrystalline silicon and related products. He currently serves as a committee member at the Academic Committee of Semi-conductive Materials of the Nonferrous Metals Society of China. From 2001 to 2007, Mr. Huang served as the chief representative of the Beijing representative office of Space Energy Corporation, where he pioneered the introduction of the TDR-80 monocrystalline puller into China and subsequent modifications to improve its efficiency. Prior to his engagement at Space Energy Corporation, Mr. Huang was a director of manufacturing, chief engineer and deputy director of Beijing 605 Factory, as well as general manager of Beijing Mingcheng Optical & Electronic Material Co., Ltd. Mr. Huang graduated from Nanjing Institute of Technology (now Southeast University).
Yuwen Zhao, Independent Director. Mr. Yuwen Zhao has been our independent director since October 2009. Mr. Zhao has extensive experience in the study of high efficiency solar cell and solar energy materials. He is a well-known international solar industry expert, currently serving as vice chairman of the Chinese Renewable Energy Industries Association and is a director of international solar energy industry associations such as PVSEC and WCPEC. Since 1978, Mr. Zhao has been the vice chairman, chief engineer, director of academy committee and chief scientist of Beijing Solar Energy Institute. He is also a member of the editorial board of Solar Energy Journal. Prior to his engagement at Beijing Solar Energy Institute, Mr. Zhao was a researcher in the Institute of Mechanics in the Chinese Academy of Sciences and 501 Institute of Ministry of Aerospace Industry. He is also the founder of Chinese National New Energy Engineering Research Center. Mr. Zhao graduated from Tianjin University in 1964 and studied in Germany in 1990 and 1991.

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
Ming Yang, Vice President. Mr. Yang has been our vice president since January 2009. He has more than six years of experience working as a Wall Street buyside and sellside analyst, specializing in renewable energy and semiconductor materials sectors. He was previously an analyst covering the renewable energy sector at Coatue Management, a US$ 2 billion hedge fund based in New York. Before that, he was a vice president at Piper Jaffray for four years, as a senior China research analyst covering solar energy and semiconductor materials, based in Shanghai. Mr. Yang earned his master of business administration degree from Cornell University and a bachelor’s degree in electrical engineering and computer science from the University of California at Berkeley.
There is no family relationship between any of our directors and officers named above. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer.
Employment Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, we may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee a certain amount of compensation. An executive officer may terminate the employment at any time upon one to three months written notice.
Each executive officer has agreed to hold, both during and subsequent to the term of the agreement, our confidential information in strict confidence and not to disclose such information to anyone except to our other employees who have a need to know such information in connection with our business or except as required in the performance of his or her duties in connection with the employment. An executive officer is prohibited from using our confidential information other than for our benefits. The executive officers have also agreed to assign to us all rights, titles and interests to or in any inventions that they may conceive or develop during the period of employment, including any copyrights, patents, mark work rights, trade secrets or other intellectual property rights pertaining to such inventions.
Term of Directors and Officers
The term of each director is three years. Our directors may be removed from office by resolutions of the shareholders. Under the employment agreement generally entered into by us and our executive officers, the initial term is three to four years.
B. COMPENSATION
Compensation of Directors and Executive Officers
For the year ended December 31, 2010, we paid an aggregate compensation of RMB 14.3 million to our seven executive officers. In addition, for the year end of December 31, 2010, we granted an aggregate 1,650,000 ordinary share options with exercise price of US$4.88 and expiration date on January 21, 2020, and 1,100,000 restricted share units with the option to receive ordinary shares, par value US$0.0001 per share, net of shares forfeited, to our executive officers. Other than ordinary share options and restricted share units granted under our 2006 stock incentive plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

Code of Ethics
We have adopted a code of ethics for chief executive and senior financial officers, which we filed with the SEC as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006. This home country practice of ours was established by us by reference to similarly situated foreign private issuers and differs from the Nasdaq Marketplace Rules that require listed companies to adopt one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are, however, no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.
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
Eligibility. We may grant awards to an officer, director, employee, consultant, advisor or other service providers of our company or any of our parent or subsidiary companies, provided that directors of our company or any of our parent or subsidiary companies who are not also employees of our company or any of our parent or subsidiary companies, or consultants or advisors to our company or any of our parent or subsidiary may not be granted incentive stock options.
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
Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of share capital of the company. During the year ended December 31, 2010, we granted 1,100,000 restricted share units and granted options to purchase 1,650,000 ordinary shares to our employees.
Our board has authorized a committee, currently consisting of Mr. Baofang Jin, our executive chairman and Mr. Jian Xie, our chief operating officer and director, to approve option grants under our 2006 stock incentive plan.
As of March 31, 2011, options to purchase 3,032,400 ordinary shares and 2,178,000 restricted share units remained outstanding.
C. BOARD PRACTICES
Board of Directors and Board Committees
Our Board of Directors currently consists of nine members, including three independent directors who satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. This home country practice of ours was established by our Board of Directors by reference to similarly situated foreign private issuers and differs from the Nasdaq Marketplace Rules that require the board to be comprised of a majority of independent directors. There are, however, no specific requirements under Cayman Islands law that the board must be comprised of a majority of independent directors.
We do not have regularly scheduled meetings at which only independent directors are present, or executive sessions. This home country practice of ours was established by our Board of Directors by reference to similarly situated foreign private issuers and differs from the Nasdaq Marketplace Rules that require a company to have regularly scheduled executive sessions at which only independent directors are present. There are, however, no specific requirements under Cayman Islands law on executive sessions.
We have established three committees under our Board of Directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s composition and functions are described below.
Audit Committee. Our audit committee consists of Ms. Hope Ni, Mr. Jiqing Huang, and Mr. Yuwen Zhao, and is chaired by Ms. Hope Ni. All of the members of the audit committee satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
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
Compensation Committee. Our compensation committee consists of Ms. Hope Ni, Mr. Yuwen Zhao, Mr. Baofang Jin and Mr. Jiqing Huang, and is chaired by Mr. Jiqing Huang. Except Mr. Baofang Jin, all other members of the compensation committee satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the Nasdaq Marketplace Rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:
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
Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Hope Ni, Mr. Jiqing Huang, Mr. Yuwen Zhao and Mr. Baofang Jin, and is chaired by Mr. Baofang Jin. Except Mr. Baofang Jin, all other members of the nominating and corporate governance committee satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the Nasdaq Marketplace Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
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
D. EMPLOYEES
As of December 31, 2008, 2009 and 2010, we had a total of 4,213, 5,131 and 10,725 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2010:

	Number of	Percentage
	employees	of total
Manufacturing and engineering	8,975	83.68%
Quality assurance	708	6.60%
General and administration	296	2.76%
Purchasing and logistics	206	1.92%
Research and development	59	0.55%
Marketing and sales	53	0.49%
Others	428	4.00%

Total	10,725	100%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.
Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2010, 885 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. A number of our employees have overseas education and industry experience.
We are required by applicable PRC regulations to contribute amounts equal to 20-22%, 4-12%, 2%, 0.5-1% and 0.5-0.8%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan respectively, for our employees.
Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. SHARE OWNERSHIP
The following table shows the beneficial ownership of our ordinary shares by our directors and executive officers as of March 31, 2011:

Name	Shares(1)	Percent(2)
Baofang Jin(3)	38,845,568	22.72%
Bingyan Ren(4)	1,860,703	1.09%
Erying Jia	—	—
Peng Fang	—	—
Jian Xie	*	*
Hope Ni	—	—
Jiqing Huang	—	—
Yuwen Zhao	—	—
Yong Liu	*	*
Anthea Chung	*	*
Ming Yang	*	*

All Directors and Executive Officers as a group	40,832,771	23.86%

*	Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1.0% of the company’s outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 170,999,520, being the number of ordinary shares outstanding as of March 31, 2011, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after March 31, 2011.

(3)	Including 38,845,568 ordinary shares held by Jinglong BVI, of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest. Mr. Jin disclaims the beneficial ownership of 26,042,069 ordinary shares beneficially owned by the other shareholders of Jinglong BVI.

(4)	Representing 4.79% of the 38,845,568 ordinary shares held by Jinglong BVI. Mr. Bingyan Ren beneficially owns 4.79% of Jinglong BVI.
As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, by each person known to us to own beneficially more than 5% of our ordinary shares. As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders.

Name	Shares(1)	Percent(2)

Jinglong Group Co., Ltd.(3)	38,845,568	22.72%
Morgan Stanley Investment Company	8,955,485	5.24%
Investec Assestment Management, LTD (UK)	6,590,430	3.85%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	For each person included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of 170,999,520, being the number of ordinary shares outstanding as of March 31, 2011, and the number of ordinary shares underlying share options held by such person that were exercisable within 60 days after March 31, 2011.

(3)	Jinglong Group Co., Ltd., a British Virgin Islands Company, is owned by Mr. Baofang Jin (our executive chairman, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2011, of the 170,999,520 issued and outstanding ordinary shares, 133,169,720 were held by 16 registered holders of American Depositary Receipts (or “ADR”) evidencing 133,169,720 ADSs, 14 of which holders of record are in the United States.

B. RELATED PARTY TRANSACTIONS
Significant Transactions with Jinglong Group
Wafer supply
Hebei Jinglong is 100% owned by the shareholders of the our largest shareholder, Jinglong BVI, and thus, is a related party of our company. Mr. Baofang Jin, our executive chairman, owns 32.96% equity interests in each of Hebei Jinglong and Jinglong BVI, and Mr. Bingyan Ren, our director, owns 4.79% equity interests in each of Hebei Jinglong and Jinglong BVI. Solar Silicon Valley Electronic Science and Technology Co., Ltd., or Silicon Valley, is a subsidiary of Hebei Jinglong. We purchase silicon wafers from Jinglong Group, including both Hebei Jinglong and Silicon Valley.
In July 2006, we entered into a long-term supply contract, or the Jinglong 2006 Contract with Hebei Jinglong for the supply of silicon wafers. The Jinglong 2006 Contract had an initial term of four and half years, from July 2006 to December 2010, which automatically extended for another three years until the end of 2013. We have also entered into various short-term supply contracts with Hebei Jinglong and Silicon Valley for the supply of silicon wafers (together with the Jinglong 2006 Contract, the “Jinglong Supply Contracts”). Under the Jinglong Supply Contracts, Jinglong Group and Silicon Valley agree to supply us with silicon wafers at prevailing market prices with a reasonable discount and under prepayment arrangements. We have entered into various supplemental agreements to the Jinglong Supply Contracts to specify certain performance terms, including amendment of prepayment amounts and their utilization.
For the year ended December 31, 2008, 2009 and 2010, we made payments of RMB 1,448.2 million, RMB 696.6 million and RMB 1,629.4 million, respectively, to Jinglong Group for silicon wafer supplies under the Jinglong Supply Contracts.
Other transactions
In addition to silicon wafer supplies, we also entered into certain other transactions with Jinglong Group, including sale of solar cells and modules, provision of solar product processing services, outsourcing wafer processing services and operating leases. These transactions were conducted in the ordinary course of business on terms comparable to those with third parties.
For the year ended December 31, 2008, 2009 and 2010, we sold solar cells and modules and provided solar product processing services to Jinglong Group for RMB 5.2 million, RMB 5.2 million and RMB 162.5 million, respectively; we paid wafer outsourcing service fee of RMB 8.6 million, RMB 17.4 million and RMB 6.4 million to Jinglong Group; and we paid rentals of RMB 8.8 million, RMB 16.6 million and RMB 12.2 million to Jinglong Group for a property leasing.
Significant Transactions with other Related Parties
We entered into certain business transactions with various entities which are our related parties because the chairman of those entities is also our executive chairman. These transactions include the purchase of silicon wafers, sale of solar cells and modules, provision of solar product processing services, outsourcing wafer and module processing services and procurement of manufacturing equipment. We also sold solar power products to a related party which has a common director with us. These transactions were conducted in the ordinary course of business on terms comparable to those with third parties.
In 2010, we acquired 100% of the shares of Shanghai Jinglong Solar Technology Co., Ltd., or Shanghai Jinglong, from Ningjin Jinglong PV Investment Co., Ltd., a company controlled by our executive chairman. Shanghai Jinglong owns the land, building and facility previously leased by us for our module production operation in Fengxian, Shanghai. The acquisition price for Shanghai Jingong was RMB 198.96 million in cash, representing the fair value of Shanghai Jinglong based on an independent third party valuation.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See F-pages following Item 19.
Legal Proceedings
Class actions.
In December 2008, we were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York: Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008). Both Mr. Huaijin Yang, our former chief executive officer, and Mr. Daniel Lui, our former chief financial officer and chief strategy officer, were also named as defendants in the two actions (which are substantially identical), under which the defendants were alleged to have committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act. The Court consolidated the two cases in April 2009. In February 2011, we reached an agreement in principle to settle these securities class action lawsuits. Under the terms of the proposed settlement, a sum of US$ 4.5 million (less any award of attorneys’ fees and costs to counsel for the class that may be approved by the Court) will be made available to shareholders who may qualify for a distribution under the settlement. As part of the settlement, the plaintiff agreed to dismiss the action and drop all claims against us and the individual defendants. The settlement is subject to the Court granting final approval of the settlement terms, which is set to be heard on June 24, 2011.
Lehman Entities insolvency proceedings.
All of the Lehman Entities are now undergoing insolvency proceedings in various countries. We are participating in certain insolvency proceedings of Lehman Entities to assert our claims, including seeking the return of the ADSs borrowed by LBIE under the ADS lending agreement and preserving its rights in relation to the Capped Call. We recorded a RMB 686.3 million impairment loss against the Lehman Note investments in the third quarter of 2008. In December 2010, we completed the sale of the Lehman Note for cash consideration of US$34.6 million. As a result, we recorded a RMB 231.2 million gain in the fourth quarter of 2010. In addition, we are currently taking legal action against Lehman Entities seeking the return of over 6.5 million shares of our ordinary shares previously loaned by us to LBIE in May 2008. Also, we are making our reasonable efforts to preserve our rights in the Lehman Entities’ insolvency proceedings in relation to the Capped Call.
Other legal proceedings.
In addition to the above proceedings, we have, from time to time, been involved in certain legal proceedings arising out of the ordinary course of our business. None of these proceedings, individually or in the aggregate, has had any material adverse effect on our business and financial position.
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

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our subsidiaries in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, JA Hebei, JA Yangzhou and JA Lianyungang, as well as our other subsidiaries, are required to allocate at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of that entity’s registered capital. JA Hebei made RMB 98.0 million, RMB 24.4 million and RMB 93.8 million for the general statutory reserves in the year ended December 31, 2008, 2009 and 2010, respectively. JA Yangzhou made RMB nil, RMB 17.3 million and RMB 89.5 million for the general statutory reserves in the year ended December 31, 2008, 2009 and 2010, respectively. JA Lianyungang made RMB nil, RMB nil and RMB 2.9 million for the general statutory reserves in the year ended December 31, 2008, 2009 and 2010, respectively. Our other subsidiaries have not set aside such reserves due to their loss positions. JA Hebei, JA Yangzhou and JA Lianyungang’s reserve funds are not distributable as cash dividends. In addition, at the discretion of its Board of Directors, these subsidiaries may allocate a portion of their after-tax profits to their staff welfare and bonus funds. Further, if these subsidiaries incur debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
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
The following table sets forth, for the periods indicated, the high and low closing prices of our ADSs on the NASDAQ Global Market.

	Closing Price Per ADS
	High	Low
	(US$)	(US$)

Before our 3-for-1 ADS Split on February 7, 2008
2007 February 8, 2007 through December 31, 2007	75.43	40.98
2008 January 1, 2008 to February 7, 2008	75.07	46.45

After our 3-for-1 ADS Split on February 7, 2008

2008 February 8, 2008 to December 31, 2008	25.75	1.80
2009 January 1, 2009 through March 31, 2009	5.09	1.90
2009 April 1, 2009 through June 30, 2009	6.24	2.91
2009 July 1, 2009 through September 30, 2009	5.34	3.37
2009 October 1, 2009 through December 31, 2009	6.23	3.67
2010 January 1, 2010 through March 31, 2010	6.80	4.30
2010 April 1, 2010 through June 30, 2010	6.92	4.25
2010 July 1, 2010 through September 30, 2010	9.33	4.89
2010 October 1, 2010 through December 31, 2010	9.85	6.67
2010 November	9.43	7.19
2010 December	7.57	6.67
2011 January	7.88	6.81
2011 February	8.52	6.93
2011 March	7.20	6.31
2011 April (through April 21, 2011)	6.94	6.15

Source: Bloomberg

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
General
We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Law of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.
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
A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.
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

Voting Rights Attaching to the Shares
Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or at least three shareholders present in person or by proxy holding at least 10% in par value of the shares giving a right to attend and vote at the meeting.
Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Alteration of Capital.” A special resolution is required for matters such as a change of name. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Modification of Rights.”
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
Board of Directors
We are managed by a Board of Directors which currently consists of nine members. Our articles of association provide that the Board of Directors shall consist of not less than two directors.
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
(ii) Mergers and consolidations
Previously, the Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, pursuant to the Companies (Amendment) Law, 2009 that came into force on May 11, 2009, in addition to the existing schemes of arrangement provisions described above, a new, simpler and more cost-effective mechanism for mergers and consolidations between Cayman Islands companies and between Cayman companies and foreign companies is introduced.

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
People’s Republic of China Taxation
Under the previous FEIT Law of China, FIEs were entitled to be exempted from foreign enterprise income tax of 33% for a 2-year period starting from their first profit-making year followed by a 50% reduction of foreign enterprise income tax payable for the subsequent three years, provided that they meet certain statutory requirements. JA Hebei was established as an FIE and is entitled to these enterprise income tax exemptions and reductions with respect to income generated by its assets acquired from 2005 to 2007. Under the new EIT Law, a unified income tax rate of 25% applies on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The EIT Law provides a 5-year transition period to FIEs, during which they are permitted to grandfather their existing preferential tax treatment until such treatment expires in accordance with its current terms. However, the EIT Law and its implementing rules did not clearly address the application of the transitional preferential policies to assets acquired by JA Hebei through new capital injection made after 16 March 2007, the date of enactment of the EIT law. If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after March 16, 2007 does not qualify for a separate “two plus three” tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei could increase from 2008 to 2010. JA Hebei was granted High-Tech Enterprise status by Chinese government in 2010, as recognized by the Ministry of Science and Technology of China, the Ministry of Finance, and the State Administration of Taxation of Hebei province. The High-tech Enterprise status will entitle JA Hebei to enjoy a preferential tax rate of 15%, instead of the statutory income tax rate of 25%, for two years beginning 2011. The High-Tech Enterprise status and preferential tax treatment will be reviewed by the Chinese government every three years.
Two of our operating subsidiaries, JA Fengxian and JA Yangzhou both had cumulative losses as of December 31, 2008 and their tax holidays under the FEIT Law were deemed to commence in 2008 and can be utilized until the end of 2012. Upon the expiry of their tax holidays, JA Fengxian and JA Yangzhou are subject to the uniform rate of 25% under the EIT Law. Our other operating subsidiaries, JA Zhabei, JA Lianyungang, JA Yangzhou R&D and JA Wafer R&D, are subject to the uniform income rate of 25% under the EIT Law.
The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares or ADSs by holders of our ordinary shares or ADSs is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain holders of our ordinary shares or ADSs may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.
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

If we were to be classified as a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ending 2010. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.
US holders should consult their own tax advisors as to the potential application of the PFIC rules to their ownership and disposition of shares or ADSs. The following discussion generally assumes that we are not, and will not become, a PFIC.
Dividends
For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC tax law, the Company is eligible for the benefits of the United States-PRC income tax treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.
Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your United States federal income tax liability.
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

Information Reporting and Backup Withholding
The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution”. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest expenses incurred by our long-term bank borrowings and 2008 Senior Notes, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. All of our bank borrowings and convertible notes accrue interest at fixed rates. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.
Foreign Exchange Risk
Our financial statements are expressed in Renminbi, which is our reporting and functional currency. A significant portion of our revenues and expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. In addition, we are exposed to the foreign exchange risks in relation to our repayment of the 2008 Senior Notes upon their maturity. To the extent that we need to convert U.S. dollars we have received from our initial public offering and our follow-on offering into RMB for our operations, fluctuation in the exchange rate between the RMB and USD would affect the RMB amount we receive from the conversion. In this particular regard, for the year ended December 31, 2010, we incurred foreign exchange loss totaling RMB 74.4 million. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.
Fluctuations in currency exchange rates, particularly between U.S. dollar/Euro and Renminbi, may continue to have a significant effect on our net profit margins and would result in foreign currency exchange gains and losses on our U.S. dollar/Euro denominated assets and liabilities. Any appreciation of Renminbi against U.S. dollar/Euro could result in a change to our statement of operations. On the other hand, any depreciation of Renminbi to U.S. dollar/Euro could reduce the Renminbi equivalent amounts of our financial results, the proceeds from our public offerings and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. Since 2009, we has entered into foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for the forecasted sales denominated in foreign currencies. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated transactions. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.
Credit Risk
We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have made a provision of RMB 87.7 million for potential losses against these prepayments as of December 31, 2010. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information — D. Risk Factors —Risks Related to the Our Business and Industry — Prepayment arrangements for procurement of silicon wafers and/or polysilicon from Jinglong Group, GCL, M.SETEK and other suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

We extend credit terms to certain customers after assessing a number of factors to determine whether collections from the customers are probable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. We recorded RMB 7.0 million for doubtful accounts as of December 31, 2010. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.
In addition, as a result of the current global economic crisis, we are increasingly exposed to credit risk in relation to our bank deposits. Since the fourth quarter of 2008, banks and other financial institutions, possibly including ones we engage in business with, have come under strain during the current global liquidity and credit crisis. It is possible that these banks and other financial institutions may be unable to weather the current economic storm, resulting in a loss of our deposits which will have a material adverse effect on our financial condition, results of operations and liquidity. For example, in the fall of 2008, the Lehman Entities entered into insolvency proceedings in various countries. As a result, we were unable to collect the amounts due on the Lehman Note even though the Lehman Note matured in October 2008. We recorded a RMB 686.3 million impairment loss against the Lehman Note investments in the third quarter of 2008. In December 2010, we completed the sale of the Lehman Note for cash consideration of US$34.6 million. As a result, we recorded a RMB 231.2 million gain in the fourth quarter of 2010.
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
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
Fees paid by our ADS holders
The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

The table below sets forth all fees and charges, which may change from time to time, that a holder of our ADSs may have to pay to the depositary bank of our ADS program, either directly or indirectly:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and Payments from the Depositary to Us
Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2010, the depositary reimbursed us US$1.6 million for expenses related to the administration and maintenance of the facility in 2010.
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
Upon the conversion of any of the 2008 Senior Notes into ADSs, there may be a dilutive effect caused by the conversion of the 2008 Senior Notes. Although a Capped Call was entered into to mitigate these dilutive effects, the Capped Call is currently under dispute and may not be enforced. Additional information on the potential dilutive effects of the conversion of the 2008 Senior Notes is incorporated into this annual report by reference to the Form F-3ASR initially filed with the SEC on May 12, 2008, the Prospectus Supplement for the 2008 Senior Notes initially filed with the SEC on May 15, 2008, the Prospectus Supplement for the 13,125,520 ADSs previously loaned by us to LBIE and Credit Suisse International in connection with the 2008 Senior Notes initially filed with the SEC on May 15, 2008, and the materials attached to the Form 6-K initially filed with the SEC on May 20, 2008.
As of the date of this annual report, of the 170,999,520 issued and outstanding ordinary shares, 133,169,720 were held by 16 registered holders of ADRs evidencing 133,169,720 ADSs, 14 of which holders of record are in the United States. The depositary of our ADSs is Bank of New York Mellon.

ITEM 15.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of December 31, 2010, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective at a reasonable assurance level.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on page F-1 in this annual report.
Changes in Internal Control Over Financial Reporting
We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. We consider there are no significant changes in internal control over financial reporting in year 2010.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Ms. Hope Ni qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Ms. Ni satisfies the “independence” requirements of the NASDAQ Marketplace Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act. For Ms. Ni’s biographical information, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management. — Directors and Executive Officers”.

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
The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2009 and 2010:

	Audit Fees(1)	Tax Fees(2)
2009	RMB 7.3 million	RMB 0.6 million
2010	RMB 8.0 million	RMB 0.65 million

(1)	“Audit fees” means the aggregate fees billed by our principal auditor for professional services rendered for the audit of our financial statements.

(2)	“Tax fees” means the aggregate fees billed by our principal auditor for professional services for tax and transfer pricing consulting.
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
During the year ended December 31, 2010, we made no purchases of our ordinary shares, our ADSs or the 2008 Senior Notes.

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
Nasdaq Marketplace Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of The NASDAQ Stock Market LLC, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Marketplace Rules are summarized as follows:
•	We follow home country practice that permits our Board of Directors to have less than a majority of independent directors.
•	We follow home country practice that does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Marketplace Rules or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.
•	We follow home country practice which does not require the nominating and corporate government committee and compensation committee of our Board of Directors to be comprised solely of independent directors.
•	We follow home country practice which does not require us to have regularly scheduled meetings at which only independent directors are present, or executive sessions.
•	We follow home country practice which does not specifically require us to have one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.
PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
See F-pages following Item 19

ITEM 19.	EXHIBITS

1.1	**
Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Security and Exchange Commission on January 16, 2007.)

2.1	**	Form of Indenture (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-3ASR, initially filed with the SEC on May 12, 2008.)

2.2	**	Form of First Supplemental Indenture between The Bank of New York as trustee and JA Solar (incorporated by reference to Exhibit 4.1 on Form 6-K initially filed with the SEC on May 20, 2008).

4.1	**
Silicon Wafer Supply Agreement between JingAo Solar Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated as of April 7, 2008 (incorporated by reference to Exhibit 4.14 from our Form 20-F, initially filed with the Security and Exchange Commission on May 9, 2008.)

4.2	**
The Polysilicon Supply Contract between JA Solar Technology Yangzhou Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., dated August 17, 2008 (incorporated by reference to Exhibit 4.14 from our Form 20-F, initially filed with the Security and Exchange Commission on June 25, 2009.)

4.3	*
Investment Agreement for Solar Photovoltaic Industrial Center Project between JA Solar Holdings Co., Ltd. and the Management Committee of Hefei High-Tech Industrial Development Zone dated February 26, 2011.

4.4	*
Supplemental Agreement of Exhibit 4.1 and 4.2 among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., JingAo Solar Co., Ltd., JA Solar Technology Yangzhou Co., Ltd., Jiangsu GCL Silicon Technology Development Co., Ltd, Suzhou GCL Photovoltaic Technology Co., Ltd., Nanjing GCL Photovoltaic Power Technology Co., Ltd. and Changzhou GCL Photovoltaic Technology Co., Ltd. dated December 2, 2010.

4.5	*	Supply Agreement between OCI Company Ltd. and JingAo Solar Co., Ltd. dated March 28, 2011.

4.6	*	Supply Agreement between Wacker Chemie AG and Jing Hai Yang Semiconductor Materials (Dong Hai) Co., Ltd. dated September 30, 2010.
8.1	*	List of Subsidiaries

11.1	**
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our 2006 annual report on Form 20-F (File No. 001-33290) initially filed with the Security and Exchange Commission on June 1, 2007.)

12.1	*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

16.1	*	Consent of Independent Registered Public Accounting Firm

101.1	†	The following financial information from JA Solar Holdings Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 26, 2011, formatted in Extensible Business Reporting Language (XBRL):(i) Consolidated Balance Sheets as of December 31, 2010 and 2009, (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, and (iv) Notes to Consolidated Financial Statements.

*	Filed as part of this annual report

**	Incorporated by reference

†	As permitted by Rule 405(a)(2) of Regulation S-T, this exhibit will be filed by amendment to this Form 20-F within 30 days from the date of this filing.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.
By:	/s/ Anthea Chung
	Name:	Anthea Chung
	Title:	Chief Financial Officer
Date: April 26, 2011

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income / (loss), and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As disclosed in Note 2(z) to the consolidated financial statements, in 2010 the Company changed the manner in which it accounts for share lending arrangements issued in contemplation of a convertible debt issuance as a result of the adoption of a new accounting standard.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 26, 2011

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2009	2010
			RMB	RMB
			As adjusted
			(Note 2(z))
ASSETS
Current assets:
Cash and cash equivalents	3		1,867,248	2,289,482
Restricted cash	3		43,612	112,593
Notes receivable	5		119,824	254,422
Accounts receivable from third party customers, net	5		339,524	944,036
Accounts receivable from related party customers, net	5, 23	(b)	—	1,597
Inventories, net	6		641,140	1,349,329
Advances to third party suppliers, net	7		372,394	493,915
Advances to related party suppliers, net	7, 23	(b)	50,889	111,714
Other current assets	8, 24		202,221	740,770
Deferred tax assets	11		24,443	44,892
Assets of discontinued operations	20		—	75,478

Total current assets			3,661,295	6,418,228

Property and equipment, net	9		1,724,442	3,170,721
Intangible asset, net	10		11,957	14,332
Deferred tax asset	11		25,775	41,975
Advances to third party suppliers, net	7		1,716,699	1,606,680
Advances to related party suppliers, net	7, 23	(b)	118,722	46,498
Prepayment for land use rights	12		49,517	195,490
Derivative assets	14, 19		10,521	14,591
Deferred issuance cost	14		143,242	110,868

Total assets			7,462,170	11,619,383

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS (Continued)
(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2009	2010
			RMB	RMB
			As adjusted
			(Note 2(z))

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	13		10,000	—
Accounts payable to third parties			315,803	918,079
Accounts payable to related parties	23	(a)	52,060	118,337
Tax payables			3,992	114,184
Advances from third party customers			53,860	480,888
Advances from related party customers	23	(a)	—	3,570
Other payables to third parties	15		80,591	192,004
Share-based compensation liability	18		16,264	—
Payroll and welfare payable			59,208	115,607
Accrued expenses	16		21,113	61,876
Interest payable			10,129	8,500
Amounts due to related parties	23	(a)	6,208	174
Other current liabilities	24		—	29,808
Liabilities of discontinued operations	20		—	615

Total current liabilities			629,228	2,043,642

Accrued warranty cost	17		5,931	31,277
Other long-term liabilities			16,383	47,959
Long-term bank borrowings	13		680,000	1,520,000
Convertible notes	14		1,171,438	1,230,175
Embedded derivatives	14		136,632	66,174

Total liabilities			2,639,612	4,939,227

Commitments and Contingencies	24		—	—
Shareholders’ equity :
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized, 169,018,420 and 169,976,270 shares issued and outstanding as of December 31, 2009 and December 31, 2010)	28		134	134
Additional paid-in capital			4,583,808	4,680,133
Statutory reserves	21		211,202	397,486
Retained earnings			35,426	1,604,493
Accumulated other comprehensive loss			(8,012)	(2,090)

Total shareholders’ equity			4,822,558	6,680,156

Total liabilities and shareholders’ equity			7,462,170	11,619,383

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.
Consolidated Statements of operations
(In thousands, except share and per share data)

		For the year	For the year	For the year
		ended	ended	ended
		December 31,	December 31,	December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
		As adjusted	As adjusted
		(Note 2(z))	(Note 2(z))

Revenues
Solar modules		425,610	82,649	2,510,563
Solar cells and other products to third parties		4,368,431	3,283,806	8,023,938
Solar cells and other products to related parties		508,010	5,206	160,413
Solar products processing		156,259	406,892	1,065,866

Total revenues		5,458,310	3,778,553	11,760,780

Cost of revenues
Solar modules		(378,490)	(90,671)	(2,221,536)
Solar cells and other products to third parties		(3,615,275)	(2,980,821)	(6,357,798)
Solar cells and other products to related parties		(420,424)	(4,726)	(127,104)
Solar products processing		(52,086)	(220,284)	(507,956)

Total cost of revenues		(4,466,275)	(3,296,502)	(9,214,394)

Gross profit		992,035	482,051	2,546,386

Selling, general and administrative expenses		(271,494)	(343,253)	(505,101)
Research and development expenses		(28,509)	(45,101)	(63,816)

Total operating expenses		(300,003)	(388,354)	(568,917)

Income from continuing operations		692,032	93,697	1,977,469
Impairment on available-for-sale securities	4	(686,320)	—	—
Change in fair value of derivatives	14, 25	564,006	(49,071)	74,528
Convertible notes buyback gain/(loss)	14	161,333	(24,156)	—
Interest expense		(172,272)	(231,487)	(221,209)
Interest income		42,648	11,964	12,810
Foreign exchange (loss)/gain		(132,164)	4,629	(74,429)
Investment loss		(28,594)	(2,277)	—
Impairment on share lending arrangement	14	(469,042)	—	—
Other income	4	3,560	7,786	258,719

(Loss)/income from continuing operations before income taxes		(24,813)	(188,915)	2,027,888
Income tax expense	11	(23,882)	(7,999)	(252,707)

(Loss)/income from continuing operations		(48,695)	(196,914)	1,775,181

Income/(loss) from discontinued operations, net of tax	20	—	3,415	(19,830)

Net (loss)/income attributable to ordinary shareholders		(48,695)	(193,499)	1,755,351

Net (loss)/income per share from continuing operations:	22
Basic		(0.31)	(1.22)	10.90
Diluted		(5.13)	(1.22)	10.72
Net income/(loss) per share from discontinued operations:
Basic		—	0.02	(0.12)
Diluted		—	0.02	(0.12)
Net (loss)/income per share:
Basic		(0.31)	(1.20)	10.78
Diluted		(5.13)	(1.20)	10.61
Weighted average number of shares outstanding:	22
Basic		156,380,060	161,643,312	162,900,657
Diluted		167,438,190	161,643,312	171,116,684
The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS) (Continued)
(In thousands, except share and per share data)

						Accumulated
			Additional			other	Total	Total
	Ordinary shares		paid-in	Statutory	Retained	comprehensive	shareholders’	Comprehensive
	Shares	Amount	capital	reserves	earnings	loss	equity	Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2007	154,058,500	123	3,655,194	71,619	417,203	(7,641)	4,136,498

Share based compensation	—	—	113,192	—	—	—	113,192	—
Exercise of stock options	798,000	1	18,876	—	—	—	18,877	—
Issuance of ordinary shares pursuant to ADS Lending Agreement	13,125,520	9	—	—	—	—	9	—
Recognition of fair value of own-share lending arrangements issued in contemplation of convertible notes issuance(Note 14)	—	—	230,729				230,729	—
Impairment on share lending arrangement (Note 14)	—	—	469,042				469,042	—
Statutory reserves	—	—	—	97,957	(97,957)	—	—	—
Net loss (As adjusted (Note 2(z)))	—	—	—	—	(48,695)	—	(48,695)	(48,695)
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	(383)	(383)	(383)
Other comprehensive income for available-for-sale securities	—	—	—	—	—	7,641	7,641	7,641

Balance at December 31, 2008 (As adjusted (Note 2(z)))	167,982,020	133	4,487,033	169,576	270,551	(383)	4,926,910	(41,437)

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS) (Continued)
(In thousands, except share and per share data)

								Total
	Ordinary shares		Additional	Statutory	Retained	Accumulated other	Total shareholders’	Comprehensive
	Shares	Amount	paid-in capital	reserves	earnings	comprehensive loss	equity	Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2008 (As adjusted (Note 2(z)))	167,982,020	133	4,487,033	169,576	270,551	(383)	4,926,910

Share based compensation	—	—	79,935	—	—	—	79,935	—
Exercise of stock options	1,036,400	1	16,840	—	—	—	16,841	—
Statutory reserves	—	—	—	41,626	(41,626)	—	—	—
Net loss (As adjusted (Note 2))	—	—	—	—	(193,499)	—	(193,499)	(193,499)
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	(6,798)	(6,798)	(6,798)
Other comprehensive loss for forward contract (Note 19)	—	—	—	—	—	(831)	(831)	(831)

Balance at December 31, 2009 (As adjusted (Note 2(z)))	169,018,420	134	4,583,808	211,202	35,426	(8,012)	4,822,558	(201,128)

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS) (Continued)
(In thousands, except share and per share data)

						Accumulated
			Additional			other	Total	Total
	Ordinary shares		paid-in	Statutory	Retained	comprehensive	shareholders’	Comprehensive
	Shares	Amount	capital	reserves	earnings	loss	equity	Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2009	169,018,420	134	4,583,808	211,202	35,426	(8,012)	4,822,558

Share based compensation	—	—	88,049	—	—	—	88,049	—
Exercise of stock options	957,850	—	8,276	—	—	—	8,276	—
Statutory reserves	—	—	—	186,284	(186,284)	—	—	—
Net Income	—	—	—	—	1,755,351	—	1,755,351	1,755,351
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	3,596	3,596	3,596
Other comprehensive income for forward contract (Note 19)	—	—	—	—	—	2,326	2,326	2,326

Balance at December 31, 2010	169,976,270	134	4,680,133	397,486	1,604,493	(2,090)	6,680,156	1,761,273

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	RMB	RMB	RMB
	As adjusted	As adjusted
	(note 2(z))	(note 2(z))

Cash flows from operating activities:
Net (loss)/income	(48,695)	(193,499)	1,755,351
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Share based compensation	113,192	96,199	71,785
Depreciation and amortization	88,191	178,765	297,509
Allowance for doubtful accounts	24,708	20,892	1,645
Inventory provisions	77,980	44,229	10,949
Allowance for advance to third party suppliers	18,592	33,368	35,909
Amortization of deferred issuance cost and accretion of convertible notes	100,119	127,949	123,915
Change in fair value of derivatives	(564,006)	49,071	(74,528)
Impairment on share lending arrangement	469,042	—	—
Exchange loss/(gain)	61,969	(2,138)	(18,044)
Investment loss from short-term investments	39,043	2,277	—
Loss from disposal of fixed assets	362	782	1,198
Impairment on property plant and equipment	—	18,010	47,286
Deferred income taxes	(22,977)	(21,672)	(36,815)
(Gain)/loss from convertible notes buyback	(161,333)	24,156	—
Impairment on available-for-sale securities	686,320	—	—
Proceeds from sale of available-for-sale securities	—	—	(231,163)
Loss on disposal of discontinued operation	—	—	21,967
Changes in operating assets and liabilities:
Increase in notes receivables	—	(119,824)	(134,598)
Increase in accounts receivables from third party customers	(327,930)	(23,895)	(597,696)
Decrease/(increase) in accounts receivables from related party customers	1,722	23,009	(1,597)
(Acquisition)/disposal of trading securities	(353,588)	353,588	—
Increase in inventories	(512,635)	(93,379)	(719,084)
(Increase)/decrease in advance to third party suppliers	(777,891)	71,893	(46,411)
(Increase)/decrease in advance to related party suppliers	(41,133)	261,394	11,399
Increase in other current assets	(148,766)	(23,144)	(342,296)
Increase in prepayment for land use rights	(44,399)	(6,222)	(57,509)
Increase in accounts payable	107,863	249,881	655,577
Increase/(decrease) in tax payable	4,826	10,035	(85,542)
(Decrease)/increase in advance from customers	(5,235)	(11,268)	430,598
(Decrease)/increase in other payables	(3,040)	4,640	(16,558)
Increase in payroll and welfare payable	7,834	45,009	56,399
Increase/(decrease) in accrued expenses	7,486	(1,652)	40,790
Increase/(decrease) in interest payable	13,458	(3,328)	(1,629)
Decrease in amounts due to related parties	(104,483)	(3,123)	(6,034)
Increase in other current liabilities	—	—	29,802
Increase in accrued warranty cost	4,256	746	25,346
Increase in other long-term liability	—	16,383	31,593

Net cash (used in)/provided by operating activities	(1,289,148)	1,129,132	1,279,514

JA SOLAR HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	RMB	RMB	RMB

Cash flows from investing activities:
Purchase of property and equipment	(806,058)	(610,600)	(1,646,446)
Cash received from disposal of property and equipment	46	275	7,427
Purchase of intangible assets	(6,462)	(2,277)	(6,020)
Acquisition of short-term investments	(2,156,187)	—	—
Proceeds from sale of available-for-sale securities	2,173,241	66,000	231,163
Asset acquisition	—	—	(196,037)
Decrease/(increase) in restricted cash	375,997	(10,551)	(68,981)

Net cash used in investing activities	(419,423)	(557,153)	(1,678,894)

Cash flows from financing activities:
Net proceeds from convertible notes offerings	2,709,538	—	—
Proceeds from short-term bank borrowings	490,000	40,000	—
Proceeds from long-term bank borrowings	—	680,000	1,600,000
Payment of capped call up-front premiums	(226,088)	—	—
Repurchase of convertible notes	(182,019)	(459,601)	—
Repayment of short-term borrowings	(200,000)	(520,000)	(10,000)
Repayment of long-term bank borrowings	—	—	(760,000)
Proceeds from exercise of stock options	18,877	16,841	8,276

Net cash provided by/(used in) financing activities	2,610,308	(242,760)	838,276

Effect of exchange rate changes on cash and cash equivalents	(94,928)	(4,755)	(16,662)

Net increase in cash and cash equivalents	806,809	324,464	422,234

Cash and cash equivalents at the beginning of the year	735,975	1,542,784	1,867,248

Cash and cash equivalents at the end of the year	1,542,784	1,867,248	2,289,482

Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	59,669	98,259	114,819
Cash paid for income tax	41,696	30,028	179,658
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in other payables	127,120	69,444	151,791
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

JA Solar Holdings Co., Ltd. was incorporated in the Cayman Islands on July 6, 2006. In February 2007, the Company’s ADS became listed on the NASDAQ Global Market in the United States. The Group is primarily engaged in the development, production and marketing of high-performance photovoltaic (“PV”) solar cells and solar power products, which convert sunlight into electricity, in the PRC.

Majority of the Group’s business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd. (“JA Hebei”), Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”), Shanghai JA Solar PV Technology Co., Ltd. (“JA Zhabei”), JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”) and Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”), in which the Company indirectly holds a 100% interest.

As of December 31, 2010, the Company’s subsidiaries include the following entities:

		Place of	Percentage
	Date of Incorporation/Acquisition	Incorporation	of Ownership
JingAo Solar Co., Ltd. (“JA Hebei”)	May 18, 2005	PRC	100%
JA Development Co., Ltd. (“JA BVI”)	July 6, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”)	November 16, 2006	PRC	100%
JA Solar USA Inc. (“JA USA”)	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd. (“JA Zhabei”)	June 22, 2007	PRC	100%
JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”)	November 19, 2007	PRC	100%
JA Solar Hong Kong Limited (“JA Hong Kong”)	December 10, 2007	Hong Kong	100%
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”)	October 11, 2008	PRC	100%
JA Solar Yangzhou R&D Co., Ltd. (“JA Yangzhou R&D”)	March 12, 2009	PRC	100%
Jindosun Park.,Inc. (“JA Korea”)	June 5, 2009	Korea	100%
JA Luxembourg S.ò.r.l. (“JA Lux”)	June 26, 2009	Luxembourg	100%
JA Yangzhou PV Technology Co., Ltd. (“JA Yangzhou PV”)	November 23, 2009	PRC	100%
JA Solar GmbH (“JA GmbH”)	February 17, 2010	Germany	100%
JA Solar International Co., Limited (“JA International”)	May 28, 2010	Hong Kong	100%
Shanghai Jinglong Solar Technology Co., Ltd. (“JA Jinglong”)	July 5, 2010	PRC	100%
Donghai JA Solar Technology Co., Ltd. (“JA Donghai”)	November 4, 2010	PRC	100%

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
2.	Summary of significant accounting policies
a)	Basis of presentation and consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (collectively, the “Group” or the “Company”). All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
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
The Company estimated the fair value of its financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosure. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.
When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss. Note 25, “Fair Value Measurements”, for further details.
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
Provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assessed accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any.
g)	Inventories
Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold.
h)	Short-term and long-term advances to suppliers
The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group does not require collateral or other security against its advances to related or third party suppliers. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Group classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in long-term advances to suppliers.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
i)	Prepayment for land use rights
Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided on a straight-line basis over the lease period of 50 years.
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
Intangible assets primarily represent technical know-how contributed by one of the Group’s shareholders upon formation of JA Hebei and purchased accounting and operational software.
Technical know-how is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years.
Purchased software and others with a finite useful life is being amortized on a straight line basis over its estimated useful life of three to ten years.
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
o)	Revenue recognition
(i)	Revenue recognition for solar modules, solar cells and other products (hereafter “solar products”)
The Group recognizes revenue from the sale of solar products when the goods are delivered and title and risk of loss transfer is passed to the customers. The Group sells its solar products at agreed upon prices to its customers, which reflect prevailing market prices.
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

•
Some shipping terms are EXW, at which point the Group delivers goods at its own place of business and all other transportation costs and risks are assumed by the customer. Some shipping terms are CIF destination point, under which the Group pays the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk of loss of or damage of the goods is passed to the buyer according to the contract term, which could be upon delivery no matter who bears the transportation costs. Some shipping terms are FOB shipping point from the Group’s premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership.

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

(ii)	Revenue recognition for solar products processing
The Group provides solar products processing service to customers with their own wafer/polysilicon supplies. Under certain of these solar products processing service arrangements, the Group purchases raw materials from a customer and agrees to sell a specified quantity of solar products produced from such materials back to the same customer. The Group records revenue from these processing transactions on a net basis, recording revenue based on the amount received for solar products sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as solar products processing revenue and the production costs incurred related to providing the processing services are recorded as solar products processing costs within cost of revenue.

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
ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the year ended December 31, 2008, 2009 and 2010 the Group used the forfeiture rate of 0%, 0% and 7.7%, respectively.
r)	Research and development
Research and development costs are expensed when incurred.
s)	Advertising expenses
Advertising expenses are charged to the consolidated statement of operations in the period incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements..
t)	Warranty cost
Solar modules produced by the Group are typically sold with a one-year or five-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Group therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Group accrues 1.0% of its net revenues attributable to module sales as warranty costs at the time revenues are recognized and include that amount in its cost of revenues. Due to zero warranty claims to date, the Group accrues the estimated costs of warranties based primarily on its own history, industry data and an assessment of its competitors’ accrual history. Through the Group’s relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Group believes that accruing 1.0% of its net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Group in estimating the long-term reliability of solar modules, estimates of failure rates from its quality review and other assumptions that it believes to be reasonable under the circumstances. However, although the Group conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. The Group has not experienced any material warranty claims to date in connection with declines of the power generation capacity of its solar modules. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
u)	Foreign currencies translation
The functional and reporting currency of the Company and the majority of its subsidiaries is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchange gains and losses are included in the Consolidated Statements of Operations as a separate line item after income from operations.
For the Company’s subsidiaries whose functional currency is not RMB, the asset and liability accounts are translated into its reporting currency using exchange rates in effect at the balance sheet dates and income and expense items are translated using average exchange rates.
v)	Segment reporting
The Group has adopted ASC 280, Segment Reporting, for its segment reporting. The Group operates and manages its business as a single segment.
w)	Net income/ (loss) per share
In accordance with ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method), senior convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).
x)	Comprehensive income/(loss)
The Group has adopted ASC 220, Comprehensive Income. ASC 220 defines comprehensive income/(loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, unrealized gains or losses on available-for-sale marketable securities, and unrealized hedging gain/(loss) to the extent effective, except those resulting from investments by owners and distributions to owners.
y)	Derivative Financial Instruments — Embedded Foreign Currency Derivatives
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
z)	Adoption of new accounting standard and discontinued operation
On January 1, 2010, the Company adopted the Financial Accounting Standards Board (“FASB”) update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. These rules require revision of prior periods to conform to current accounting. The accounting change was applied retrospectively to all periods presented. (See Note 14)
In December, 2010, the Company decided to discontinue the PV power plant business (Note 20). Consequently, the results of the Korean business for all periods presented were reclassified to income/(loss) from discontinued operations, net of tax in accordance with ASC 205, Presentation of Financial Statements.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
The effect of adoption of the above new guidance and reclassification for discontinued operations on the consolidated financial statement line items as of and for the years ended December 31, 2008 and 2009 is illustrated in the following tables.
Consolidated Balance Sheets

	At December 31, 2009
	As Previously	Adjustments for
	Reported	Share Lending	As Adjusted
	RMB	RMB	RMB
Deferred issuance cost	36,070	107,172	143,242
Total assets	7,354,998	107,172	7,462,170
Additional paid-in capital	3,884,037	699,771	4,583,808
Retained earnings	628,025	(592,599)	35,426
Total shareholder’s equity	4,715,386	107,172	4,822,558
Total liabilities and shareholder’s equity	7,354,998	107,172	7,462,170
Consolidated Statements of Operations

	For the year ended December 31, 2008
	As Previously	Adjustments for
	Reported	Share Lending	As Adjusted
	RMB	RMB	RMB
Convertible notes buyback gain	203,514	(42,181)	161,333
Interest expense	(160,542)	(11,730)	(172,272)
Foreign exchange (loss)/gain	(127,356)	(4,808)	(132,164)
Impairment on share lending arrangement	—	(469,042)	(469,042)
Income/(loss) before income taxes	502,948	(527,761)	(24,813)
Net income/(loss) attributable to ordinary shareholders	479,066	(527,761)	(48,695)
Net income/(loss) attributable to ordinary shareholders per basic share	3.06	(3.37)	(0.31)
Net loss attributable to ordinary shareholders per diluted share	(2.31)	(2.82)	(5.13)

	For the year ended December 31, 2009
			Adjustments
	As Previously	Adjustments for	For Discontinued
	Reported	Share Lending	Operations	As Adjusted
	RMB	RMB	RMB	RMB
Total revenues	3,779,178	—	(625)	3,778,553
Total cost of revenues	(3,299,292)	—	2,790	(3,296,502)
Gross profit	479,886	—	2,165	482,051
Selling, general and administrative expenses	(343,284)	—	31	(343,253)
Total operating expenses	(388,385)	—	31	(388,354)
Income from continuing operations	91,501	—	2,196	93,697
Convertible notes buyback gain/(loss)	22,904	(47,060)	—	(24,156)
Interest expense	(213,627)	(17,873)	13	(231,487)
Interest income	11,965	—	(1)	11,964
Foreign exchange gain	10,147	95	(5,613)	4,629
Other income	7,796	—	(10)	7,786
Loss from continuing operations before income taxes	(120,662)	(64,838)	(3,415)	(188,915)
Loss from continuing operations	(128,661)	(64,838)	(3,415)	(196,914)
Income from discontinued operations, net of tax	—	—	3,415	3,415
Net loss attributable to ordinary shareholders	(128,661)	(64,838)	—	(193,499)

Basic net loss per share — continuing operations	(0.80)	(0.40)	(0.02)	(1.22)
Diluted net loss per share — continuing operations	(0.80)	(0.40)	(0.02)	(1.22)
Basic net loss per share — discontinued operations	—	—	0.02	0.02
Diluted net loss per share — discontinued operations	—	—	0.02	0.02

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
Consolidated Statements of Cashflows

	For the year ended December 31, 2008
	As Previously	Adjustments for
	Reported	Share Lending	As Adjusted
	RMB	RMB	RMB
Net income/(loss)	479,066	(527,761)	(48,695)
Amortization of deferred issuance cost and accretion of convertible notes	88,389	11,730	100,119
Impairment on share lending arrangement	—	469,042	469,042
Exchange loss	57,161	4,808	61,969
Gain from convertible notes buyback	(203,514)	42,181	(161,333)
Net cash used in operating activities	(1,289,148)	—	(1,289,148)
Net cash used in investing activities	(419,423)	—	(419,423)
Net cash provided by financing activities	2,610,308	—	2,610,308

	For the year ended December 31, 2009
	As Previously	Adjustments for
	Reported	Share Lending	As Adjusted
	RMB	RMB	RMB
Net loss	(128,661)	(64,838)	(193,499)
Amortization of deferred issuance cost and accretion of convertible notes	110,076	17,873	127,949
Exchange gain	(2,043)	(95)	(2,138)
(Gain)/loss from convertible notes buyback	(22,904)	47,060	24,156
Net cash provided by operating activities	1,129,132	—	1,129,132
Net cash used in investing activities	(557,153)	—	(557,153)
Net cash used in financing activities	(242,760)	—	(242,760)
aa)	Recent accounting pronouncements
In October 2009, the FASB issued new guidance on “revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements.” By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Group does not expect that the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Group does not expect that the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.
In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group does not expect that the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.
In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers, and to present separately information about purchases, sales, issuances, and settlements of items recorded on a recurring basis under fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted. The adoption of ASU 2010-06 did not have a material impact on the Group’s financial position, results of operations, or cash flows.
In April 2010, the FASB issued Accounting Standards Update (ASU) 2010-13, Compensation (Topic 718)—Stock Compensation. This ASU addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trade. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.
ab)	Reclassifications
Certain prior period balances have been reclassified to conform to the current period presentation in the Company’s Consolidated Financial Statements and the accompanying notes. Such reclassification had no effect on previously reported results of operations or retained earnings.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
3.	Cash, cash equivalents and restricted cash
Cash and cash equivalents consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Cash	1,851,881	2,289,482
Cash equivalents	15,367	—

Total cash and cash equivalents	1,867,248	2,289,482

Restricted cash	43,612	112,593

4.	Short term investments
Trading securities
In 2009, the Group liquidated its investment in a currency fund. The Company did not acquire or liquidate any other trading securities for the year ended December 31, 2009 and 2010.
Available-for-sale securities
In 2008, the Company obtained approximately US$100,000 worth of USD 3-Month LCMNER Index-Linked Note (the “Note”), issued by Lehman Brothers Treasury Co. B.V. (“Lehman Treasury”) incorporated in the Netherlands, guaranteed by Lehman. Lehman Europe is the dealer of the Note. This note is linked to an index of Lehman Brothers Commodity Alpha Trading Strategies I Excess Return (LCMNER). The maturity date of the Note was October 9th, 2008, with 100% principal protection guaranteed by Lehman Brothers Holdings Inc. The Note and the guarantee rank equally with all unsecured obligations of the issuer and guarantor. On September 19, 2008 the Amsterdam District Court granted Lehman Treasury a provisional suspension of payments and subsequently declared Lehman Treasury bankrupt on October 8, 2008. The Note was not repaid by Lehman Treasury and the Company made a full impairment amounted to RMB 686,320 against it in 2008. On December 6, 2010, the Company completed the sale of this Note through a competitive bidding process with multiple bidders. The cash consideration received of RMB 231,163 (US$34,625) was recorded as a gain therein Other Income.
As of December 31, 2009 and 2010, the Company did not have any other available-for-sale securities.
5.	Notes and Accounts Receivables
Accounts receivable, net, consists of accounts receivables less allowance for doubtful accounts. The following table presents the movement of the allowance for doubtful accounts:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Balance at beginning of the year	24,708	41,121
Allowance made during the year	16,413	1,645
Recoveries	—	—
Amount written off against the allowance	—	(35,791)

Balance at end of the year	41,121	6,975

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate their fair values.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
6.	Inventories
Inventories consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Raw materials	365,115	645,517
Work-in-progress	41,948	143,724
Finished goods	234,077	560,088

Total	641,140	1,349,329

As of December 31, 2009 and 2010, the provision balance for inventories recorded by the Group was RMB 122,209 and RMB 133,158 respectively.
7.	Advances to suppliers
In order to better manage the Group’s unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, the Group entered into a number of multi-year supply agreements in amounts that were expected to meet the Group’s anticipated production needs. As a condition to the Group receiving the raw materials under those agreements, and in line with industry practice, the Group was required to, and had made advances for all, or a portion, of the total contract price to the Group’s suppliers, which are then offset against future purchases. Typically, the supply agreements are subject to price negotiations with the suppliers based on market prices. The Group has made advances to suppliers where the Group has committed to purchase minimum quantities under some of the supply agreements.
Advances to suppliers to be offset against future purchases of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheet as at year end dates.
The Group does not require collateral or other security against its advances to related or third party suppliers. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. Also, the Group may not be able to recover all unutilized advances to suppliers if the Group does not purchase the minimum quantities or is unable to negotiate or renegotiate acceptable prepayment, quantities, prices and delivery terms with these suppliers, or unforeseen events impair the ability of suppliers to deliver raw materials, for example the recent earthquake in Japan.
As of December 31, 2009 and 2010, outstanding prepayments made to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Supplier A (third party)	1,113,430	1,180,445
Supplier B (third party)	607,518	481,177

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
The following table presents the movement of the allowance for advances to supplier:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Balance at beginning of the year	18,592	51,960
Allowance made during the year	37,368	65,366
Recoveries	(4,000)	(29,457)
Amount written off against the allowance	—	—

Balance at end of the year	51,960	87,869

8.	Other current assets
Other current assets consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Input value-added tax recoverable	138,187	379,162
Value-added tax refund from export sales	41,826	135,112
Prepaid input VAT & customs duty for import machinery and materials	—	106,664
Prepaid expenses	13,300	12,361
Insurance recovery asset	—	29,802
Prepayment for application of land use right	—	45,927
Others	8,908	31,742

	202,221	740,770

9.	Property and equipment, net
Property and equipment consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Buildings	235,960	520,359
Furniture, fixtures and office equipment	27,901	45,197
Motor vehicles	8,770	15,305
Machinery and equipment	1,286,232	2,427,277
Leasehold improvements	35,133	50,098
Land	6,723	—

Total	1,600,719	3,058,236
Less: accumulated depreciation	(290,201)	(562,836)

Subtotal	1,310,518	2,495,400
Construction-in-progress	413,924	675,321

Property and equipment, net	1,724,442	3,170,721

As of December 31, 2010, the Group pledged its building with the net book value of RMB 115,869 to secure a long term bank loan of RMB 100,000.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
For the years ended December 31, 2008, 2009 and 2010, total interest capitalized was RMB 4,630, RMB 15,464 and RMB 28,626, respectively.
Depreciation expense was RMB 86,847, RMB 160,270 and RMB 285,435 for the years ended December 31, 2008, 2009 and 2010, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.
For the year ended December 31, 2009 and 2010, the Group wrote down the carrying value in the amount of RMB 18,010 and RMB 47,286 of certain machineries respectively. The expense that was recognized from these machineries which were idle or malfunctioned for a prolonged period is as a result of accelerated depreciation from revising their remaining estimated useful life.
For the year ended December 31, 2010, the Group acquired 100 percent of the shares of Shanghai Jinglong Solar Technology Co., Ltd. for a cash consideration of RMB 198,960. This transaction was accounted for as an asset acquisition (Note 23 (d)).
10.	Intangible assets, net
Intangible assets consisted of the following:

		Accumulated
	Gross	Amortization	Net
	RMB	RMB	RMB
As of December 31, 2009
Technical know-how	9,000	(5,250)	3,750
Purchased software and others	9,462	(1,255)	8,207

	18,462	(6,505)	11,957

As of December 31, 2010
Technical know-how	9,000	(6,375)	2,625
Purchased software and others	15,482	(3,775)	11,707

	24,482	(10,150)	14,332

Amortization expense was RMB 1,344, RMB 2,125 and RMB 3,645 for the years ended December 31, 2008, 2009 and 2010, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.
Amortization expense of the existing technical know-how and purchased software for each of the next five years will be approximately RMB 2,296.
11.	Income taxes
The Company is a tax exempt company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.
The Group’s operating subsidiaries, JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou, are wholly foreign-owned enterprises incorporated in the PRC and subject to PRC Foreign Enterprise Income Tax (“FEIT”) Law before January 1, 2008. Pursuant to FEIT Law, foreign-invested enterprise (“FIEs”) are subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. FIEs are also entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years, if they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China. Specifically, with respect to income generated by assets acquired by JA Hebei through capital injection made during the fiscal years 2005 and 2006, JA Hebei has received approval from the relevant tax authorities for a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010. With respect to income generated by assets newly acquired by JA Hebei through capital injection made during 2007, JA Hebei has received approval from the relevant tax authorities for a separate two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011. No tax holiday was granted with respect to the income generated by assets newly acquired by JA Hebei through capital injection made during 2008. JA Fengxian and JA Yangzhou all have cumulative losses as of December 31, 2008 and their tax holidays were deemed to commence in 2008 and can be utilized until expiry pursuant to the new CIT law (refer to below). JA Zhabei, which is not a production-oriented enterprise, JA Lianyungang, which was established in 2008, and JA Yangzhou R&D and JA Yangzhou PV, which were established in 2009, JA Donghai and JA Jinglong, which were established/acquired in 2010, are not entitled to the tax holiday.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
On March 16, 2007, the National People’s Congress of China enacted a new Corporate Income Tax (“CIT”) law, under which FIEs and domestic companies would be subject to CIT at a uniform rate of 25%. The new CIT law has become effective on January 1, 2008. The grandfathering treatments for unutilized tax holiday are provided for certain qualified FIEs. For those FIEs which have already commenced their qualified tax holidays before 2008, they can continue to enjoy the remaining unutilized tax holidays until expiry. For those qualified old FIEs which have not commenced their tax holidays before 2008 due to cumulative losses, their tax holidays will be deemed to commence in 2008 and can be utilized until expiry. Currently, the Group does not believe the new CIT law will affect the preferential tax treatments (i.e. the unutilized tax holiday) enjoyed by the Group. The CIT law and the Transition Period Implementation Rules did not clearly address the application of the transitional preferential policies to assets acquired through new capital injection made to a qualified entity after March 16, 2007, the date of enactment of the new CIT law. If future guidance is issued by the State Taxation of Administration to clarify this issue and it is determined that capital injection made after March 16, 2007 does not qualify for a separate “two plus three” tax holiday, the tax rate of JA Hebei as well as the income tax liability of JA Hebei for 2008 could increase.
On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. No dividend was declared in 2008 and 2009. In 2010, JA Hebei declared USD 80 million of dividends out of the cumulative retained earnings as of December 31, 2007 to JA BVI, which are exempt for WHT. Since the Group intend to indefinitely reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Undistributed earnings as of December 31, 2008, 2009 and 2010 are considered to be indefinitely reinvested, and therefore, no deferred tax liability was recognized.
No income tax provision has been made for JA HongKong in any period, as the Group did not have assessable profits subject to Hong Kong Profit Tax for the years presented.
The tax benefit/(expense) comprises:

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Current tax	(46,859)	(29,671)	(289,522)
Deferred tax	22,977	21,672	36,815

	(23,882)	(7,999)	(252,707)

Components of deferred tax assets consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	9,848	12,200
Amortization of intangible assets	385	413
Accrued warranty cost	1,483	4,655
Accrued expenses	—	24,992
Net loss carried forward	33,522	40,700
Depreciation of property and equipment	22,322	45,754
Inventory provision and idle capacity charges	14,630	18,995
Impairment provision for doubtful debtors	9,602	1,008
Impairment provision for advance to suppliers	6,495	13,180
Impairment provision for property and equipment	2,135	10,368
Capitalized interest	(1,214)	(11,914)
Others	—	2,690

Deferred tax assets	99,208	163,041

Less: valuation allowance	(48,990)	(76,174)

Deferred tax assets-net	50,218	86,867

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Deferred tax assets are analyzed as:
Current	24,607	45,890
Non-Current	26,825	50,073

	51,432	95,963

Deferred tax liability are analyzed as:
Current	(164)	(998)
Non-Current	(1,050)	(8,098)

	(1,214)	(9,096)

	50,218	86,867

The following table presents the movement of the valuation allowance for deferred tax assets:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Balance at beginning of the year	13,417	48,990
Allowance made during the year	35,573	27,184
Reversals	—	—

Balance at end of the year	48,990	76,174

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

Reconciliation between the provision for income tax computed by applying the statutory FEIT/CIT and the Group’s effective tax rate:

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2008	2009	2010
PRC enterprise income tax	25%	(25)%	25%
Effect of permanent differences:
Share based compensation and other permanent difference	(95.4)%	13.1%	1.2%
Tax credit associated with domestic fixed asset purchases	—	(6.7)%	0%
Effect of tax holiday and tax differential of certain subsidiaries	(31.3)%	(22.6)%	(11.5)%
Effect of tax rate change	3.5%	13.3%	(0.4)%
Valuation allowance	1.9%	32.1%	(1.8)%

	(96.3)%	4.2%	12.5%

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
The aggregate amount and per share effect of the tax holiday are as follows:

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2008	2009	2010
The aggregate dollar effect	209,844	86,710	274,886
Per share effect-basic	1.34	0.54	1.69

Per share effect-diluted	1.25	0.54	1.61

The Group adopted the provisions of ASC 740, Income Taxes. The Group has performed assessment on its tax positions related to ASC 740, and concluded that the adoption of ASC 740 did not have any material impact on the Group’s financial position as of December 31, 2009 and 2010.

12.	Prepayment for land use rights
The prepayment for land use rights of the Group represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 50 years.

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Cost	52,076	208,916
Less: accumulated amortization	(1,517)	(9,248)

Net book value	50,559	199,668

Current portion of prepayment for land use rights (recorded in other current assets)	1,042	4,178
Non-current portion of prepayment for land use rights	49,517	195,490

Total	50,559	199,668

13.	Bank borrowings

			Principal		Interest
			Amount ( in		Payment
Lender	Date of Borrowing	Due Date	RMB)	Interest rate	Periods

As of December 31, 2009
Short term:
Agriculture Bank of China	September 2009	March 2010	10,000	4.37%	Monthly

Long term:
Agriculture Bank of China	June 2009	June 2012	20,000	5.4%	Monthly
China Construction Bank	June 2009	June 2011	40,000	5.4%	Monthly
Export-Import Bank of China	June 2009	June 2012	500,000	3.51%	Quarterly
Export-Import Bank of China	June 2009	June 2012	120,000	3.51%	Quarterly

Subtotal			680,000

Total bank borrowings			690,000

As of December 31, 2010
Export-Import Bank of China	June 2009	June 2012	120,000	3.51%	Quarterly
Bank of China	July 2010	July 2013	100,000	5.13%	Quarterly
Bank of China	October 2010	October 2013	100,000	5.13%	Quarterly
Bank of China	November 2010	May 2012	300,000	5.04%	Quarterly
Bank of China	November 2010	November 2013	100,000	5.32%	Quarterly
Agriculture Bank of China	April 2010	April 2013	80,000	5.264%	Monthly
Agriculture Bank of China	May 2010	November 2012	100,000	5.13%	Monthly
Agriculture Bank of China	October 2010	April 2013	20,000	5.04%	Monthly
Agriculture Bank of China	November 2010	May 2013	40,000	5.04%	Monthly
Agriculture Bank of China	December 2010	June 2013	40,000	5.04%	Monthly
Agriculture Bank of China	December 2010	December 2013	120,000	5.264%	Monthly
China Construction Bank	May 2010	May 2012	160,000	5.238%	Monthly
China Construction Bank	November 2010	November 2012	40,000	5.32%	Monthly
Bank of Communications	October 2010	April 2013	200,000	5.04%	Quarterly

Total bank borrowings			1,520,000

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The bank borrowings outstanding as of December 31, 2009 and 2010 bore an average interest rate of 3.69% and 5.01% per annum, respectively. These loans are borrowed from various financial institutions. The borrowings have six month to 3 years terms and expire at various times. The unused lines of credit were RMB 1,254,000 as of December 31, 2010. These facilities contain no specific renewal terms and require no collateral.

The long-term bank borrowing from Export-Import Bank of China due June 2012 of RMB 120,000 as of December 31, 2010 was guaranteed by Shanghai Rural Commercial Bank, who charged an annual guarantee fee of 0.3% of the principal. JA Zhabei provided counter-guarantee to Shanghai Rural Commercial Bank with a cash deposit of RMB 20,000 and the remaining RMB 100,000 was pledged by a building with a net book value of RMB 115,869 (Note 9).

During the year ended December 31, 2010, the Group repaid the long-term bank borrowing from Export-Import Bank of China which was originally due in June 2012 with the amount of RMB 500,000.

Interest incurred for bank borrowings for the year ended December 31, 2008, 2009 and 2010 amounted to RMB 3,082, RMB 30,275 and RMB 58,045 respectively, of which RMB 1,404, RMB 6,696 and RMB 14,355 was capitalized in the cost of property and equipment.

14.	Senior Convertible Notes

On May 13, 2008, the Company entered into an underwriting agreement for the sale by the Company to the public of $350,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2013 (the “Senior Notes”). The Company granted to the underwriters a 30-day option to purchase up to an additional $50,000 aggregate principal amount of Senior Notes. On May 19, 2008, the Company completed its public offering of $400,000 aggregate principal amount of its Senior Notes which includes the underwriter’s exercise of their option. Net proceeds to the Company from the offering were approximately RMB 2,709,538. The Company’s financing costs associated with the Senior Notes are amortized through interest expense over the life of the Senior Notes from May 2008 to the first put date, or May 2013 using the effective interest rate method. The amount amortized to interest expense for the year ended December 31, 2008, 2009 and 2010 was RMB 4,900, RMB 7,084 and RMB 7,552 respectively. This change in the balance of deferred issuance cost includes the pro-rate reduction of deferred issuance cost that is a component of the extinguished gain from convertible notes bought back by the Group.

The Senior Notes bear interest at the rate of 4.5% per year, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2008. The Senior Notes will mature on May 15, 2013 unless previously repurchased by the Company or converted in accordance with their terms prior to such date. On or after May 15, 2011, the Company has the option to redeem for cash all or part of the Notes at principal if the closing sale price of the Company’s ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day on which notice of redemption is provided. If certain fundamental changes occur at any time prior to maturity, holders of the Senior Notes may require the Company to repurchase their Senior Notes in whole or in part for cash equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase. The interest expense recognized for interest payable to the Senior Notes holders was RMB 75,381, RMB 88,731 and RMB 67,876 for the year ended December 31, 2008, 2009 and 2010 respectively.

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

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The Company’s functional currency is different from the denomination of the Senior Notes and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Notes over the life of the Notes. The change in fair value of the Embedded Derivatives of RMB 785,608, RMB (55,106) and RMB 70,458 was recorded in Consolidated Statements of Operations for the year ended December 31, 2008, 2009 and 2010 respectively. This change in fair value excludes the pro-rata reduction of the Embedded Derivatives that are a component of the extinguishment gain from convertible notes bought back by the Group. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 81,808, RMB 104,226 and RMB 95,547 for the year ended December 31, 2008, 2009 and 2010 respectively.

During the years ended December 31, 2008 and 2009, the Company bought back US$78,526 and US$93,301(par value) of the Notes at prices ranging from 28.19% to 40.46% and 39.36% to 79.25%, respectively. The Company did not make any repurchase of the Notes during the year ended December 31, 2010. During the years ended December 31, 2008, 2009 and 2010, the gain/(loss) from convertible notes buyback was RMB 161,333, RMB (24,156) and RMB nil respectively. As of December 31, 2010, the notional outstanding amount of the Senior Notes was RMB 1,511,121 (US$228,173). The estimated fair value of the Senior Notes as of December 31, 2010 was RMB 1,488,452 (US$224,750).

Capped Call

Concurrent with the Company’s issuance of the Senior Notes on May 12, 2008, it entered into capped call option transactions with two financial institutions (the “counterparties”) that are affiliates of two of the underwriters of the Senior Notes. The capped call transactions was designed to reduce the dilution that would otherwise occur as a result of new common stock issuances upon conversion of the Senior Notes, and effectively increase the conversion price of the Senior Notes for the Company to $37.375 per ADS from the actual conversion price to the Senior Notes holders of $30.475 per ADS. The total premium paid by the Company for the capped call transactions was RMB 226,087.

The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the capped call transactions as freestanding derivative assets in the Consolidated Balance Sheet. The derivative is marked to market each reporting period utilizing the Black-Scholes option pricing model.

On September 15, 2008 and October 3, 2008, respectively, one of the underwriters and its affiliate filed for protection under Chapter 11 of the federal Bankruptcy Code, an event of default under the agreement. As a result of the default, the counterparty is not expected to perform its obligations if such obligations were to be triggered. The Company has written down the fair value of the derivative in relation to this counterparty to nil given the counterparty is in bankruptcy and lacks the ability and intent to settle the contract as of period end. The fair value of the derivative asset purchased from the other counterparty was RMB 4,033 and RMB 9,127 as of December 31, 2009 and 2010 respectively. The change in fair value of this derivative recorded in the income statement was RMB (221,602), RMB (453) and RMB 5,094 for the year ended December 31, 2008, 2009 and 2010 respectively.

ADS Lending Agreement

Concurrent with the offering and sale of the Senior Notes on May 12, 2008, the Company entered into a share lending agreement (the “ADS Lending Agreement”) with certain financial institutions (the “ADS Borrower (s)”), pursuant to which the Company loaned 13,125,520 shares of its common stock (the “Borrowed Shares”) to the ADS Borrowers. The ADS Borrowers will receive all of the proceeds from the sale of the borrowed ADSs. The Company will not receive any proceeds from the sale of the borrowed ADSs pursuant to the ADS Lending Agreement, but the Company will receive from the ADS Borrowers a nominal lending fee of $0.0001 per ADS for each ADS that the Company loan pursuant to the ADS Lending Agreements. The nominal lending fee is reported as increases to additional paid in capital. These borrowed shares must be returned to the Company no later than May 15, 2013, or sooner if certain conditions are met.

These shares were considered issued and outstanding for corporate law purposes at the time they were loaned; however, at the time of the loan they were not considered outstanding for the purpose of computing and reporting earnings per share because these shares were to be returned to the Company no later than May 15, 2013, the maturity date of the Senior Notes. On September 15, 2008, one of the ADS borrowers, who the Company had loaned 6,562,760 shares of its common stock, filed for protection under Chapter 11 of the federal Bankruptcy Code and was placed into administration proceeding in the United Kingdom.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

As a result of the bankruptcy filing and the administration proceeding, the ADS Lending Agreement automatically terminated and the ADS Borrower was contractually required to return the shares to the Company. The Company has since demanded the immediate return of all outstanding borrowed shares, however, the shares have not yet been returned. Also under the agreement, the ADS borrower was supposed to transfer collateral to an affiliate equal to the fair value of the shares loaned after it received a credit downgrade on September 15, 2008. Such collateral was to be held in a collateral account for the Company. No collateral transfer was made and the Company is not aware of any collateral account existing. While the Company believes it is exercising all of its legal remedies, it has included these shares in its per share calculation on a weighted average basis due to the uncertainty regarding the recovery of the borrowed shares.

On January 1, 2010, the Company adopted the FASB’s update to the Debt topic of the FASB codification which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. The Company estimated that the fair value of the share lending arrangement at issuance was RMB 230,729. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. Due to the bankruptcy of one of the ADS borrowers, the Company recognized an expense of RMB 469,042 for the year ended 31 December 2008 and no subsequent changes in the amount of the probable recoveries were recognized in 2010. The unamortized amount of the issuance costs associated with the share-lending arrangement included in the deferred issuance cost in the balance sheet were RMB 107,080 and RMB 83,367 as of 31 December 2009 and 2010 respectively. The fair value of the outstanding loaned shares was RMB 601,533 (USD 90,829) as of 31 December 2010. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 11,730, RMB 17,873 and RMB 20,815 for the year ended 31 December 2008, 2009 and 2010 respectively.

These rules require revision of prior periods to conform to current accounting. As a result of retrospectively adopting the new guidance related to the Company’s offering of senior convertible notes in May 2008, certain line items in the consolidated balance sheet and statement of operations for 2008 and 2009 have been revised. (Note 2(z))

15.	Other payables to third parties
Other payables consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Purchases of property and equipment	69,444	151,791
Professional service fees	1,392	71
Miscellaneous tax payables	3,907	13,190
Others	5,848	26,952

Total other payables	80,591	192,004

16.	Accrued expenses
Accrued expenses consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Professional service fees	12,773	18,956
Interest	764	2,680
Utilities	3,750	7,337
Customs clearing charges	33	19,721
Others	3,793	13,182

Total accrued expenses	21,113	61,876

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
17.	Accrued warranty cost
The movement of Group’s accrued warranty costs for solar module is summarized below:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Beginning balance	5,185	5,931
Warranty provision	746	25,346
Warranty cost incurred	—	—

Ending balance	5,931	31,277

18.	Share-based compensation
As of December 31, 2010, the Company had one share-based compensation plan, which is described below.

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

During the year ended December 31, 2010, the Company granted 1,650,000 ordinary share options to certain of its employees. The exercise price of these options is $4.88 per option.

The batch of options granted in year 2010 was granted with the exercise price equal to the market price of the equity stock at the date of grant and has 10-year contractual terms. The Company has various vesting schedules but generally in the range of 2 to 4 years.

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

The Group recognized a pre-tax charge of RMB 93,432, RMB 79,030 and RMB 28,559 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 4,694, RMB 88 and RMB 249 was capitalized in the cost of inventory as of December 31, 2008, 2009 and 2010, respectively), for the year ended December 31, 2008, 2009 and 2010 associated with the expensing of stock options, respectively.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2008, 2009 and 2010 were US$5.149, US$3.11 and US$4.88, respectively. The compensation that has been charged for the plan, net of the amounts reversed for options forfeited in excess of amounts estimated at the grant date, was RMB 88,738, RMB 79,067 and RMB 28,310 for the year ended December 31, 2008, 2009 and 2010, respectively. The amounts reversed associated with options forfeited were 59,586, 49,634 and 1,737 for the year ended December 31, 2008, 2009 and 2010, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

The Group used the forfeiture rate of 0%, 0% and 7.7% respectively for the year ended 2008, 2009 and 2010.

As of December 31, 2008, 2009 and 2010, there was RMB 447,602, RMB 28,073 and RMB 25,316 of total unrecognized compensation cost related to non-vested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 23 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of ordinary shares granted prior to IPO was determined retrospectively to the time at grant and at each reporting date. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees and non-employees during the year ended December 31, 2008, 2009 and 2010 respectively:

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Average risk-free rate	1.99-3.82%	1.59%-3.03%	2.74%
Weighted average expected option life	5.75-6.33 years	6.33 years	6 years
Volatility rate	55-75%	75%	70%
Dividend	—	—	—

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)
The average expected option life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	The Company chose to use the historical volatility and implied volatility of a basket of comparable publicly-traded companies for a period equal to the expected term preceding the grant date.
The following table summarizes information with respect to share options outstanding on December 31, 2010:

			Weighted
		Weighted	Average
		Average	Remaining	Intrinsic
		Exercise	Contractual Life	Value (US$,
	Shares	Price (US$)	(Year)	in thousands)
Outstanding at December 31, 2008	9,550,000	8.7	9.26	(41,378)
Granted	1,013,000	3.11	—	—
Forfeited	(6,399,600)	10.18	—	—
Exercised	(1,036,400)	2.38	—	—

Outstanding at December 31, 2009	3,127,000	5.96	7.19	(800)
Granted	1,650,000	4.88	—	—
Forfeited	(560,000)	3.99	—	—
Exercised	(381,350)	3.20	—	—

Outstanding at December 31, 2010	3,835,650	6.05	8.28	3,337

Exercisable at December 31, 2010	734,200	9.45	7.11	(1,858)

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009, and 2010 was $7,948, $2,016 and $1,166 respectively.
b)	Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

During 2010, the Company granted 1,100,000 restricted share units to certain employees, which vest over 3 to 4 years.

Upon vesting, the shares will be issued by the Company.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
The following table summarizes information with respect to RSUs outstanding on December 31, 2010:

		Weighted Average
	Shares	Fair Value (US$)
Nonvested at December 31, 2008	15,000	12.41
Granted	2,242,000	5.00
Vested	(15,000)	12.41
Forfeited	—	—

Nonvested at December 31, 2009	2,242,000	5.00

Granted	1,100,000	5.19
Vested	(576,500)	4.66
Forfeited	(337,500)	4.66

Nonvested at December 31, 2010	2,428,000	4.90

For RSUs, the Company recognized a pre-tax charge of RMB 19,760, RMB 17,169 and RMB 43,226 (included in selling, general, and administrative expenses) for the years ended December 31, 2008, 2009 and 2010, respectively. Unrecognized compensation expense related to the RSUs for the years ended December 31, 2008, 2009 and 2010 were RMB 905, RMB 10,065 and RMB 38,778, respectively. The cost is expected to be recognized over a remaining weighted average period of 30 months. The fair value of shares vested during the year ended December 31, 2008, 2009 and 2010 was RMB 43,057, RMB 468 and RMB 23,022, respectively.

Some of the RSUs are classified as liabilities as of December 31, 2009, as these RSUs can be settled through a cash payment upon vesting at the Employee’s option and subject to applicable laws and regulations and the memorandum of association and articles of the Company. In 2010, the Company modified these cash-settled RSU awards and the RSUs were classified out of liabilities. As required by ASC718 the Company used the fair value at amendment date to calculate the share based compensation cost for the equity classified RSUs.

19.	Foreign currency forward contracts

The Group, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. The Group uses foreign currency forward exchange contracts to hedge the exposure to foreign currency risk, primarily the Euro and US dollar. The purpose of the Group’s foreign currency derivative activities is to protect the Group from the risk that the Renminbi net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. The Group uses foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next 12 months.

The Group accounts for derivative instruments pursuant to ASC 815, Derivatives and Hedging, as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other assets or other liabilities in the consolidated balance sheets. The Group has evaluated various factors and determined that there is no ineffectiveness to be recorded for the foreign-currency forward contracts entered in 2010, and the foreign currency forward exchange contracts qualified for foreign currency cash flow hedge accounting. When hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on quarterly basis. During the year ended December 31, 2010, the Group entered into foreign exchange forward contracts with a notional amount of Euro 186,593 and US Dollar 335,976. As of December 31, 2010, the Group had outstanding foreign currency forward exchange contracts with notional amounts of Euro 12,807 and US Dollar 67,136, and the fair value of the open contracts, net of tax, was a gain of RMB 2,326, which was recorded in accumulated other comprehensive loss.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

The following table displays the outstanding notional balances and the estimated fair value of the Group’s foreign-currency forward exchange contracts and embedded derivatives as of December 31, 2009 and 2010:

	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2009	2009	2010	2010
	RMB	RMB	RMB	RMB
	Notional Amount	Estimate fair value	Notional Amount	Estimate fair value
Foreign exchange forward contracts under cash flow hedge, recorded in other current assets / (other payables to third parties)	10,716	(831)	557,407	2,493
Embedded foreign currency derivatives recorded in derivative assets	491,630	6,488	238,417	5,464
Capped call options recorded in derivative assets	—	4,033	—	9,127
Embedded derivatives underlying convertible notes recorded in embedded derivatives	—	(136,632)	—	(66,174)
20.	Discontinued operations

Due to the Group’s decision to focus its future efforts on the solar cells and solar power products business, the Group discontinued the PV power plant business, which was begun in 2009 and previously represented a component of the Group. In December 2010, the Group entered into a contract to sell JA Korea for a total price of RMB 82,268 to a third party unrelated to the Group. The sales price represents the fair value of the subsidiary and was approved by the audit committee and all the independent directors.

The carrying amount of net assets in this disposal group of RMB 104,235 was written down to its fair value less cost to sell of RMB 82,268. This loss of RMB 21,967 from disposal of net assets of discontinued operations has been included results from discontinued operations for the year ended December 31, 2010. Assets and liabilities from the discontinued operations after this write down, excluding currency translation adjustments of RMB 7,405 are summarized below.

Cash flows from the PV power plant business have not been separately classified on the consolidated statement of cash flows as they are not material for periods presented. The transaction was subsequently completed in March 2011 with no adjustments to the previously estimated fair value.

Summarized operating results from discontinued operations in the Company’s consolidated statements of operations were as follows:

	For the year	For the year
	ended	ended
	December 31,	December 31,
	2009	2010
Income from operations of a discontinued component, net of tax	3,415	2,137
Loss from disposal of a discontinued component	—	(21,967)

Income/(loss) from discontinued operations, net of tax	3,415	(19,830)

Summarized assets and liabilities from the discontinued operations included in the Company’s consolidated balance sheets were as follows:

As of December
31,
2010
RMB
Assets of discontinued operations
Other current assets	841
Property and equipment, net	74,637

Total assets of discontinued operations	75,478

Liabilities of discontinued operations
Tax payables	339
Payroll and welfare payable	19
Other payables to third parties	229
Accrued expenses	28

Total liabilities of discontinued operations	615

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
21.	Mainland China contribution plan and profit appropriation
a)	China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits was RMB 16,203 and RMB 27,759 and RMB 39,069 for the year ended December 31, 2008, 2009 and 2010, respectively.

b)	Statutory reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries in the PRC should make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The subsidiaries in the PRC are required to transfer at least 10% of their profit after taxation (as determined under accounting principles generally accepted in the PRC at each year-end) to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the PRC subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends.

JA Hebei made RMB 97,957, RMB 24,359 and RMB 93,818 for the general Statutory Reserves in the year ended December 31, 2008, 2009 and 2010, respectively.

JA Yangzhou made RMB nil, RMB 17,267 and RMB 89,527 for the general Statutory Reserves in the year ended December 31, 2008, 2009 and 2010, respectively.

JA Lianyungang made RMB nil, RMB nil and RMB 2,939 for the general Statutory Reserves in the year ended December 31, 2008, 2009 and 2010, respectively.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
c)	Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

	Paid-in Capital
Legal Entity	restricted
JingAo Solar Co., Ltd.	RMB	1,000,000
Shanghai JA Solar Technology Co., Ltd.	US$	20,000
Shanghai JA Solar PV Technology Co., Ltd.	US$	20,000
JA Solar Technology Yangzhou Co., Ltd.	US$	230,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	US$	73,000
JA Solar Yangzhou R&D Co., Ltd.	RMB	50,000
JA Yangzhou PV technology Co., Ltd.	US$	10,000
Shanghai Jinglong Solar Technology Co., Ltd.	RMB	180,000
Donghai JA Solar Technology Co., Ltd.	RMB	50,000
22.	Net (loss)/income per share
Basic and diluted net (loss)/income per share for the year ended December 31, 2008, 2009 and 2010 are calculated as follows:

	December 31,	December 31,	December 31,
	2008	2009	2010
	As adjusted	As adjusted
	(Note 2(z))	(Note 2(z))

Numerator:

Numerator for basic (loss)/earnings per share from continuing operations	(48,695)	(196,914)	1,775,181
Dilutive effect of:
Change in fair value of embedded derivatives underlying convertible notes	(785,608)	—	(70,458)
Gain on buyback of convertible notes	(161,333)	—	—
Foreign exchange gain on convertible notes	(32,646)	—	(33,021)
Accretion of non-cash interest charge on convertible notes	81,808	—	95,547
Amortization of deferred issuance cost in relation to convertible notes	16,631	—	28,368
Interest expense of convertible notes	75,650	—	67,876
Capitalized interest	(4,630)	—	(28,626)

Numerator for diluted (loss)/earnings per share from continuing operations	(858,823)	(196,914)	1,834,867

Denominator:
Denominator for basic earnings per share — weighted average ordinary shares outstanding*	156,380,060	161,643,312	162,900,657
Dilutive effect of share options**	—	—	728,804
Dilutive effect of convertible notes**	11,058,130	—	7,487,223

Denominator for diluted earnings per share	167,438,190	161,643,312	171,116,684

Basic (loss)/earnings per share from continuing operations	(0.31)	(1.22)	10.90

Diluted (loss)/earnings per share from continuing operations	(5.13)	(1.22)	10.72

*
6,562,760 shares loaned pursuant to the ADS Lending Agreement that were to be returned to us have been included in the per share calculation on a weighted average basis due to the uncertainty regarding the recovery of the borrowed shares (see Note 14).

**
These potentially dilutive securities totalling 1,347,053 and 9,400,229 in 2008 and 2009, respectively, were not included in the calculation of dilutive earnings per share in 2008 and 2009 because of their anti-dilutive effect.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
23.	Related party transactions
a)	Amounts due to related parties consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Payables to Hebei Jinglong Industry and Commerce Group Co., Ltd. (“Hebei Jinglong”)-short term	18,772	75,263
Payables to Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Silicon Valley”)-short term	27,978	—
Others-short term	11,518	46,818

Total amounts due to related parties-short term	58,268	122,081

b)	Amounts due from related parties consisted of the following:

	As of December	As of December
	31,	31,
	2009	2010
	RMB	RMB
Advances to Hebei Jinglong-short term	50,889	54,300
Advances to Hebei Jinglong-long term	118,722	46,498
Advances to Silicon Valley-short term	—	41,755
Others-short term	—	17,256

Total amounts due from related parties	169,611	159,809

c)	Transactions with Hebei Jinglong and Silicon Valley

Hebei Jinglong is 100% owned by the Group’s largest shareholder, Jinglong Group Co., Ltd. (“Jinglong BVI”), and thus, is a related party of the Group. Mr. Baofang Jin, the Group’s executive chairman, owns 32.96% equity interests in each of Hebei Jinglong and Jinglong BVI, and Mr. Bingyan Ren, the Group’s director, owns 4.79% equity interests in each of Hebei Jinglong and Jinglong BVI. Silicon Valley is a subsidiary of Hebei Jinglong and its consolidated subsidiaries (“Jinglong Group”), and thus, is also a related party of the Group.

Wafer supply

In July 2006, the Group entered into a long-term supply contract (the “Jinglong 2006 Contract”) with Hebei Jinglong for the supply of silicon wafers. The Jinglong 2006 Contract had an initial term of four and half years, from July 2006 to December 2010, which automatically extended for another three years until the end of 2013. The Group has also entered into various short-term supply contracts with Hebei Jinglong and Silicon Valley for the supply of silicon wafers (together with the Jinglong 2006 Contract, the “Jinglong Supply Contracts”). Under the Jinglong Supply Contracts, Jinglong Group has agreed to supply the Group with silicon wafers at prevailing market prices with a reasonable discount and under prepayment arrangements. The Group has entered into various supplemental agreements to the Jinglong Supply Contracts to specify certain performance terms, including amendment of prepayment amounts and their utilization.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

In August 2007, the Group revised the monthly prepayment terms under the existing contract with Hebei Jinglong and Silicon Valley and made a prepayment of RMB 300,000 in August 2007 for wafers to be delivered in 2008. The prepayment will be used to offset subsequent purchases of wafers.

On September 24, 2008, the Group entered into a long-term silicon wafer supply contract with Silicon Valley. Pursuant to the contract, the Group made a prepayment of RMB 200,000 to Silicon Valley in September 2008 for wafers to be delivered in 2009. The prepayment will be used to offset subsequent purchases of wafers.

In February 2009, the Group revised the delivery terms in the original contracts signed in July 2006 and September 2008 with Hebei Jinglong and Silicon Valley. The unutilized prepayment balance was carried forward and to be used to offset future purchases.

The Group reviewed the contracts under ASC 815, Derivatives and Hedging, and ASC 810, Consolidation, and determined that it doesn’t contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity.

For the year ended 31 December 2008, 2009 and 2010, the Group purchased RMB 1,448,150, RMB 696,638 and RMB 1,629,433, respectively, of silicon waters from Hebei Jinglong and Silicon Valley. The Group will continue to purchase silicon wafers from Hebei Jinglong and Silicon Valley.

Unused prepayments were RMB 169,611 and RMB 142,553 at December 31, 2009 and 2010, respectively, and were recorded in advances to related party suppliers in the consolidated balance sheet.

Outsourcing service

The Group outsourced wafer processing services to Hebei Jinglong and Silicon Valley, where they helped the Group to turn polysilicon into wafers. The outsourcing service fee was RMB 3,198, RMB 17,422 and RMB 2,275 for Hebei Jinglong, RMB5,412, RMB nil and RMB 4,138 for Silicon Valley for the year ended December 31, 2008, 2009 and 2010, respectively.

Management fees and leasing

The Group leases properties from Hebei Jinglong and another related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB 8,754, RMB 16,644 and RMB 12,180 for the year ended December 31, 2008, 2009 and 2010, respectively. Outstanding accrual for the management fees due to Hebei Jinglong was RMB 40, RMB 20 and RMB 33 as of December 31, 2008, 2009 and 2010, and was recorded in amounts due to related parties in the consolidated balance sheet.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
d)	Transactions with other related parties

The Group sold solar cells and modules and provided solar cells processing services to related companies that are subsidiaries of Hebei Jinglong except for Silicon Valley with the amount of RMB 5,168, RMB 5,206 and RMB 162,499 for the year ended December 31, 2008, 2009 and 2010, respectively. The Group also sold solar cells to a related company. Its chairman is also the chairman of the Group. The Group sold solar cells to the related company amounted to RMB 506,498 and RMB nil and RMB nil for the year ended December 31, 2008, 2009 and 2010, respectively. The Group also sold solar cells to a related company, whose independent director is also the independent director of the Group. The sales to the related company amounted to RMB nil, RMB nil, and RMB 2,379 for the year ended December 31, 2008, 2009 and 2010, respectively.

The Group provided solar cell processing service to a related company. Its chairman is also the chairman of the Group. The solar cell processing service fee amounted to RMB 9,521, RMB nil and RMB nil for the year ended December 31, 2008, 2009 and 2010, respectively.

The Group outsourced wafer processing services to three related companies where they helped the Group to turn polysilicon into wafers. The chairman of the two companies is also the chairman of the Group. The outsourcing service fee was RMB 80,314, RMB 38,875 and RMB 232,163 for the year ended December 31, 2008, 2009 and 2010, respectively.

The Group outsourced module processing service to a related company. Its chairman is also the chairman of the Group. The module processing service fee amounted to RMB 28,952, RMB nil and RMB nil for the year ended December 31, 2008, 2009 and 2010 respectively.

The Group purchased RMB 60,851, RMB 172,705 and RMB 875,192 of silicon wafers from several related companies for the year ended December 31, 2008, 2009 and 2010, respectively. Their chairman is also the chairman of the Group.

The Group acquired RMB nil, RMB 113,229 and RMB 10 of certain equipment from several related companies for the year ended December 31, 2008, 2009 and 2010, respectively. The chairman of these companies is also the chairman of the Group.

During the year ended December 31, 2010, the Group acquired 100 percent of the shares of Shanghai Jinglong Solar Technology Co., Ltd. from Ningjin Jinglong PV Investment Co., Ltd., a subsidiary of Hebei Jinglong, for a cash consideration of RMB 198,960, representing the fair value of the company based on an independent third party valuation. Shanghai Jinglong Solar Technology Co., Ltd. owns the land, building and facility previously leased by the Group for its module production operation in Fengxian, Shanghai. Shanghai Jinglong Solar Technology Co., Ltd. is not a business and this transaction was accounted for as an asset acquisition.

The Group considers that these transactions were carried out at arm’s length with prices comparable to other similar transactions with unrelated third parties.
24.	Contingencies and Commitments
a)	Legal contingencies

In December 2008, the Company were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York: Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008). The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, our former chief executive officer, and Mr. Daniel Lui, our former chief financial officer and chief strategy officer, and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act. The Court consolidated the two cases in April 2009. In February 2011, the Company reached an agreement in principle to settle these securities class action lawsuits. Under the terms of the proposed settlement, a sum of US$4.5 million (less any award of attorneys’ fees and costs to counsel for the class that may be approved by the Court) will be made available to shareholders who may qualify for a distribution under the settlement. As part of the settlement, the plaintiff agreed to dismiss the action and drop all claims against the Company and the individual defendants. The settlement is subject to the Court granting final approval of the settlement terms, which is set to be heard on June 24, 2011.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
b)	Supplier contract

In order to better manage the Group’s unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, the Group entered into a number of multi-year supply agreements from 2006 through 2008 in amounts that were expected to meet the Group’s anticipated production needs. As a condition to its receiving the raw materials under those agreements, and in line with industry practice, the Group was required to, and has made prepayments for all, or a portion, of the total contract price to the suppliers, which are then offset against future purchases. The Group has completed re-negotiating certain of its supplier arrangements and is currently in the process of re-negotiating the remaining prepayment obligations with its suppliers.

Set out below are the Group’s fixed obligations under these multi-year contracts including “take or pay” arrangements.

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Group’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Group for the full stated purchase price of polysilicon or silicon wafers the Group is obligated to purchase each year, whether or not the Group actually purchases the contractual volume. In addition to the “take or pay” supply agreements, the Group has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on prevailing market price or relevant energy price index. Purchases made under “take or pay” agreements amounted to RMB 1,025,894, RMB 415,201 and RMB 1,315,832 for the year ended December 31, 2008, 2009 and 2010, respectively. The Group’s future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

		Other
	“Take or pay”	Multi-year
	supply	supply
	agreements	agreements*	Total
	(in RMB)	(in RMB)	(in RMB)
Twelve Months Ending December 31
2011	824,850	1,810,445	2,635,295
2012	160,653	2,186,495	2,347,148
2013	—	1,210,582	1,210,582
2014	—	285,357	285,357
2015	—	355,785	355,785
Thereafter	—	455,057	455,057

Total	985,503	6,303,721	7,289,224

*	includes only purchase commitments with fixed or minimum price provisions.

In addition, the Group has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms. The Group has committed to purchase polysilicon and silicon wafers with the quantity of 4,260 MT and 2,131 million pieces respectively during 2011 to 2015, which are with variable price provisions and not included in the above table.

Outstanding supplier advances made to suppliers with whom the Group has entered into “take or pay” arrangements amounted to RMB 1,171,621 and RMB 1,220,403 as of December 31, 2009 and 2010, respectively.

If the Group fails to meet the obligations, including purchase quantity commitments, under the amended agreements and are unable to further renegotiate the terms of these multi-year supply agreements, the Group may be forced to forfeit certain prepayment amounts and be subject to claims or other disputes which could materially and adversely affect the Group’s results of operations, and financial position.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
c)	Operating lease commitments

As of December 31, 2010, the Group has one operating lease agreement with the Jinglong Group to lease certain assets, including offices, dormitory and land. This non-cancelable operating lease expires in June 2012 and the annual rental fee is RMB 12,000, which approximates market rents.

Future minimum obligations for operating leases are as follows:

(in RMB)
2011	12,000
2012	6,000
2013	—
2014	—
2015	—
Thereafter	—

Total	18,000

Rent expense under all operating leases was RMB 9,865, RMB 17,203 and RMB 17,786, for the year ended December 31, 2008, 2009 and 2010, respectively.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
d)	Capital expenditure

As of December 31, 2010, the Group had contracted for capital expenditure on machinery and equipment of RMB 1,357,495.
25.	Fair value measurements

The Group adopted the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Before January 1, 2009, the adoption of ASC 820 was limited to the Group’s financial assets and financial liabilities only. The Group does not have any nonfinancial assets or nonfinancial liabilities recognized or disclosed at fair value in its financial statements on a recurring basis.

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

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Group. Unobservable inputs are inputs that reflect the Group’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Group have the ability to access.

•	Level 2— Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group measures and reports on its balance sheet at fair value on a recurring basis.

Cash Equivalents. As of December 31, 2009 and 2010, the Group’s cash equivalents consisted of call deposits and money market funds. The Group values its cash equivalents using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Derivative assets and liabilities. The Group’s derivative assets and liabilities consist of embedded foreign currency derivatives in the Group’s sales and purchase contracts denominated in currencies other than Renminbi or the functional currency of the counterparty, the capped call transactions denominated in USD, embedded derivatives underlying convertible notes and foreign currency forward contract instruments. Since its capped call transactions and embedded derivatives underlying convertible notes are not traded on an exchange, they are valued using valuation models. Management is responsible for determining these fair values and considered a number of factors including valuations. The capped call transactions are valued using the Black Scholes Option Pricing Model. The embedded derivatives underlying convertible notes are bifurcated using the “with or without” approach. As there are interrelationships among the embedded derivatives, they are valued using a Monte Carlo simulation. Interest rate yield curves, foreign exchange rates, stock price, volatility, expected term, risk-free rate and fundamental change event probabilities are the significant inputs into these valuation models. The inputs used in the valuation of the capped call transactions are observable in active markets over the terms of the instruments the Group holds, and accordingly, the Group classifies these valuation techniques as Level 2 in the hierarchy. In regards to the embedded derivatives underlying convertible notes, fair value was determined using a “with and without” approach which was based on both Level 2 and Level 3 inputs. The Group determined that the Level 3 input, that is the fundamental change event probabilities, is significant to the overall fair value measurement. The Group considered the effect of its own credit standing and that of its counterparties in its valuations of its derivative financial instruments. The Group entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated sales. The Group’s financial instrument counterparties are high-quality commercial banks with significant experience with such instruments. Fair values of the Group’s forward contracts are determined using significant other observable inputs (Level 2 fair value measurements), and are based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration of the contracts.

Recurring change in fair value

As of December 31, 2009, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
	Balance as of	Active Markets	Significant Other	Unobservable
	31 December	for Identical	Observable Inputs	Inputs
Description	2009	Assets (Level 1)	(Level 2)	(Level 3)
Assets:
Cash equivalents	15,367	15,367	—	—
Capped call options	4,033	—	4,033	—
Embedded foreign currency derivatives	6,488	—	6,488	—

Liabilities:
Embedded derivatives underlying convertible notes	(136,632)	—	—	(136,632)
Foreign exchange forward contract instruments	(831)	—	(831)	—

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

As of December 31, 2010, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
	Balance as of	Active Markets	Significant Other	Unobservable
	31 December	for Identical	Observable Inputs	Inputs
Description	2010	Assets (Level 1)	(Level 2)	(Level 3)
Assets:
Capped call options	9,127	—	9,127	—
Embedded foreign currency derivatives	5,464	—	5,464	—
Foreign exchange forward contract instruments	2,493	—	2,493	—

Liabilities:
Embedded derivatives underlying convertible notes	(66,174)	—	—	(66,174)
Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)
A summary of changes in Level 3 embedded derivatives underlying convertible notes for the year ended December 31, 2010 was as follows:

Balance at December 31, 2009	136,632
Unrealized gains included in Change in fair value of derivatives	(70,458)

Balance at December 31, 2010	66,174

Change in fair value of derivatives
The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2008	December 31, 2009	December 31, 2010
	(As adjusted	(As adjusted
	(Note 2(z)))	(Note 2(z)))
Embedded derivatives underlying convertible notes (see note 14)	785,608	(55,106)	70,458
Capped call options (see note 14)	(221,602)	(453)	5,094
Embedded foreign exchange derivatives	—	6,488	(1,024)

	564,006	(49,071)	74,528

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
26.	Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from different geographic locations:

	Year Ended December 31,
		2009(As
		adjusted
	2008	(Note 2(z)))	2010
	RMB	RMB	RMB
China	4,162,037	2,789,798	6,010,415
Outside China:
Spain	613,483	57,516	81,597
Germany	144,936	396,922	2,126,975
Rest of the world	537,854	534,317	3,541,793

Total outside China	1,296,273	988,755	5,750,365

Total net revenue	5,458,310	3,778,553	11,760,780

The following table summarizes the Group’s long-lived fixed assets by geographic locations:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
China	1,369,807	1,626,247	3,170,721
Korea*	—	98,195	—

Total long-lived fixed assets	1,369,807	1,724,442	3,170,721

*	Korea assets consist of 3MW solar power plant, the amount of which is included in assets of discontinued operations in 2010 (Note 20).
27.	Certain risks and uncertainties
a)	Major customers

There is no individual customer accounting for 10% or more of total revenues for the year ended December 31, 2010. Details of the customers accounting for 10% or more of total revenues for the year ended December 31, 2008 and 2009 were as follows:

	Year ended	Year ended	Year ended
Major customers	December 31, 2008	December 31, 2009	December 31, 2010
Customer A (third party)	—	11.4%	2.4%
Customer B (third party)	13.4%	8.4%	4.7%

Accounts receivable from the 3 customers with the largest receivable balances represents 57% and 44% of the balance of accounts receivable at December 31, 2009 and 2010, respectively. The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

b)	Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivables and advances to suppliers.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC, US, Hong Kong and Singapore and limits the amount of credit risk from any single institution.

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

28.	Ordinary shares

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

29.	Subsequent events

Other than the transactions occurring in 2010 already described above, the following events have taken place in 2011:
a)	Joint venture with MEMC

In March 2011, the Company announced a joint venture agreement with MEMC Singapore, to build and operate a solar cell production facility in China. In Phase One of the project, the joint venture will build a production facility with a capacity of 250 MW of PV cells. The Phase One production facility will be located at JA Solar’s Yangzhou site, and is expected to begin commercial production in the second half of 2011. In later phases, total production capacity may be expanded up to 1GW. The joint venture will be a 50/50 partnership between the Group’s subsidiary and MEMC Singapore.

b)	Investment Agreement With City of Hefei

In March 2011, the Company announced that it has signed a strategic investment agreement with the city of Hefei, in China’s Anhui province, to set up a new state-of-the-art PV production facility for solar cells and PV products. The facility is expected to be located in the Hefei High-Tech Industrial Development Zone in the City of Hefei. Construction will take place over a multi-year period and, when fully completed, the facility is expected to have a manufacturing capacity of 3GW of solar cells and PV products. The first phase of construction is expected to begin in 2011, with production expected to commence in 2012. Under the terms of the agreement, the Hefei High-Tech Construction and Investment Group, a government-affiliated investment company, and a number of domestic Chinese banks, are expected to provide financing of up to RMB 13.5 billion over a four-year period at competitive commercial loan rates for the construction of the new solar cell and PV product manufacturing facility.

c)	New supply agreement

In March 2011, the Group entered into a long-term supply agreement with OCI Company Ltd. to purchase polysilicon with a total quantity of 20,000 MT from 2012 to 2018.

d)	Sale of discontinued operations

In March 2011, the Group completed the sale of JA Korea, the PV power plant business discontinued in 2010. (Note 20)

e)	Loan borrowing

During January to March 2011, the Group borrowed long term loan of RMB 585,000 from various financial institutions in the PRC. The borrowings have 18 months to 3 years terms and expire at various times. The average interest rate is 6.39% per annum.

f)	Restricted share units

In April 2011, the Company granted 530,000 restricted share units to its employees.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)
30.	Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 4,130,066 or 61.8% of the Company total consolidated net assets as of December 31, 2010. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders.

31.	Additional information — condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from January 1, 2008 to December 31, 2010.

The subsidiaries did not pay dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2010.

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	RMB	RMB	RMB
	As adjusted	As adjusted
	(Note 2(z))	(Note 2(z))

Revenues	—	—	—
Total operating expenses	(35,315)	(19,829)	(21,883)

Loss from operations	(35,315)	(19,829)	(21,883)
Interest expense	(173,820)	(216,691)	(191,791)
Impairment on share lending arrangement	(469,042)	—	—
Change in fair value of derivatives	564,006	(55,559)	75,552
Share of income from subsidiaries	767,682	118,797	1,724,291
Convertible bond buyback gain	161,333	(24,156)	—
Other (expenses)/income	(177,219)	3,939	169,182
Impairment on available-for-sale securities	(686,320)	—	—

(Loss)/income before income taxes	(48,695)	(193,499)	1,755,351
Income tax benefit/(expense)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(48,695)	(193,499)	1,755,351

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	December 31,	December 31,
	2009	2010
	RMB	RMB
	As adjusted
	(Note 2(z))
ASSETS
Current assets:
Cash and cash equivalents	40,912	28,024
Other receivable from subsidiaries	274,064	265,833
Other current assets	5,772	31,480

Total current assets	320,748	325,337

Investments in subsidiaries	2,651,997	4,469,983
Derivative asset-capped call options	4,033	9,127
Deferred issuance cost	143,243	110,868
Amount due from subsidiaries	3,247,833	3,133,174

Total assets	6,367,854	8,048,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables to subsidiaries and employees	1,401	—
Accrued and other liabilities	20,850	63,484
Interest payable	10,129	8,500

Total current liabilities	32,380	71,984

Long-term debt payable	204,846	—
Convertible notes	1,171,438	1,230,175
Embedded derivatives	136,632	66,174

Total liabilities	1,545,296	1,368,333

Commitments and Contingencies	—	—

Shareholders’ equity :
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 169,018,420 and 169,976,270 shares issued and outstanding as of December 31, 2009 and December 31, 2010)	134	134
Additional paid-in capital	4,583,808	4,680,133
Retained earnings	246,628	2,001,979
Accumulated other comprehensive loss	(8,012)	(2,090)

Total shareholders’ equity	4,822,558	6,680,156

Total liabilities and shareholders’ equity	6,367,854	8,048,489

JA SOLAR HOLDINGS CO., LTD.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

	For the year	For the year	For the year
	ended December	ended December	ended December
	31, 2008	31, 2009	31, 2010
	RMB	RMB	RMB
	As adjusted	As adjusted
	(Note 2(z))	(Note 2(z))
Cash flows from operating activities:
Net (loss)/income	(48,695)	(193,499)	1,755,351
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation expense	8,301	(1,094)	(602)
Share of income from subsidiaries	(767,682)	(118,797)	(1,724,291)
Amortization of deferred issuance cost and increase in accretion of convertible notes	99,721	122,648	123,915
Change in the value of derivatives	(564,006)	55,559	(75,552)
Impairment on share lending arrangement	469,041	—	—
Exchange loss	31,096	7,162	66,309
(Loss)/gain from senior convertible notes buyback	(161,333)	24,156	—
Impairment on available-for-sale security	686,320	—	—
Investment loss/(income) from available-for-sale securities	39,893	—	(231,163)
Changes in operating assets and liabilities:
Acquisition of trading securities	(353,588)	353,588	—
Decrease/(increase)/ in receivables from subsidiaries	18,800	(122)	8,231
(Increase)/decrease in other current assets	(1,224)	(4,315)	(25,708)
(Decrease)/increase in other payables to subsidiaries and employees	(112,093)	1,401	(1,401)
Increase in accrued and other liabilities	120	28	42,634
Increase/(decrease) in interest payable	13,458	(3,328)	(1,629)

Net cash used in operating activities	(641,871)	243,387	(63,906)

Cash flows from investing activities:
Loans granted to subsidiaries	(1,670,089)	(249,269)	(31,697)
Loans repayment by subsidiaries	—	173,715	49,769
Proceeds from sale of available-for-sale securities	—	—	231,163
Capital injection to subsidiaries	(682,790)	—	—
Acquisition of short term investments	(1,060,836)	—	—
Proceeds from sale of short term investments	1,145,385	—	—
Decrease in restricted cash	409,058	—	—

Net cash (used in)/provided by investing activities	(1,859,272)	(75,554)	249,235

Cash flows from financing activities:
Net proceeds from convertible notes offerings	2,709,538	—	—
Payment of capped call up-front premiums	(226,087)	—	—
Proceeds from long-term loan from subsidiaries		204,846	—
Repurchase of senior convertible notes	(182,019)	(459,601)	—
Repayment of long-term loan from subsidiaries	—	—	(204,846)
Proceeds from exercise of stock options	18,876	16,841	8,276

Net cash provided by/(used in) financing activities	2,320,308	(237,914)	(196,570)

Effect of exchange rate changes on cash and cash equivalents	(63,342)	(1,956)	(1,647)

Net decrease in cash and cash equivalents	(244,177)	(72,037)	(12,888)

Cash and cash equivalents at the beginning of the year	357,126	112,949	40,912

Cash and cash equivalents at the end of the year	112,949	40,912	28,024