Form 20-F/A
period 2010-12-31
JA Solar Holdings Co., Ltd.
filed 2011-05-25
CIK 1385598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1
to
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

Ms. Anthea Chung
JA Solar Holdings Co., Ltd.
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People’s Republic of China
Tel: +86-21-60955999
Fax: +86-21-60955727
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Name of Each Exchange
Title of Each Class	On Which Registered
American depositary shares, each representing one	The NASDAQ Stock Market LLC
ordinary share, par value US$0.0001 per share
Ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC*

*	Not for trading but only in connection with the registration of American depositary shares
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
Yes ☐      No ☑

EXPLANATORY NOTE
The sole purpose of this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, as originally filed with the Securities and Exchange Commission on April 26, 2011, is to furnish Exhibit 101.1 to the Form 20-F in accordance with Rule 405 of Regulation S-T.
Exhibit 101.1 provides the following financial information from our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, formatted in Extensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2010 and 2009;
(ii) Consolidated Statements of Income for the fiscal years ended December 31, 2010, 2009 and 2008;
(iii) Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended December 31, 2010, 2009 and 2008;
(iv) Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2010, 2009 and 2008; and
(v) Notes to Consolidated Financial Statements.
No other changes have been made to the original Annual Report on Form 20-F. This Amendment No. 1 to our Annual Report on Form 20-F speaks as of the original filing date and has not been updated to reflect events occurring subsequent to the original filing date.
Pursuant to Rule 406T of Regulation S-T, the interactive data files comprising Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

PART III
ITEM 19. EXHIBITS

101.1
The following financial information from JA Solar Holdings Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 26, 2011, formatted in Extensible Business Reporting Language (XBRL):(i) Consolidated Balance Sheets as of December 31, 2010 and 2009, (ii) Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, and (v) Notes to Consolidated Financial Statements.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.
By:	/s/ Anthea Chung
	Name:	Anthea Chung
	Title:	Chief Financial Officer

Date: May 25, 2011