Form 20-F/A
period 2010-12-31
JA Solar Holdings Co., Ltd.
filed 2011-06-15
CIK 1385598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.2
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
Yes ☐          No ☑

EXPLANATORY NOTE
The sole purpose of this Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, as originally filed with the Securities and Exchange Commission on April 26, 2011 and as first amended on May 25, 2011, is to revise “Item 19. — Exhibits” to indicate that portions of Exhibit 4.3 to Exhibit 4.5 have been omitted pursuant to a request for confidential treatment and furnish a revised Exhibit 4.3 to the Form 20-F.
Other than as expressly set forth above, this Amendment No.2 to Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed.
ITEM 19. EXHIBITS

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

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.2 to Form 20-F on its behalf.

JA Solar Holdings Co., Ltd.
By:	/s/ Anthea Chung
	Name:	Anthea Chung
	Title:	Chief Financial Officer
Date: June 15, 2011