Form 20-F/A
period 2010-12-31
JA Solar Holdings Co., Ltd.
filed 2011-07-07
CIK 1385598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
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
Yes ☐ No ☑

EXPLANATORY NOTE
This Amendment No. 3 to the annual report on Form 20-F of JA Solar Holdings Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on April 26, 2011 (the “Form 20-F”), and as amended on May 25, 2011 and June 15, 2011, is being filed solely for the following purpose:
•	revising “Item 3.D — Key Information — Risk Factors — Risks Related to Our Business and Our Industry — Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with many of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability” to expand the disclosure of risks in relation to certain long-term polysilicon and silicon wafer supply agreements of the Company due to the volatility of polysilicon prices in the spot market and the Company’s prepayment obligations under these agreements.
We are also including in this Amendment No. 3 to Form 20-F currently-dated certifications by our principal executive officer and our principal financial officer. This Amendment No. 3 to Form 20-F speaks as of the date of the initial filing of the Form 20-F, except for the certifications referenced above. Other than as described above, this Amendment No. 3 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

ITEM 3.	KEY INFORMATION
D. RISK FACTORS
Risks Related to Our Business and Industry
Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with many of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.
In order to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, we entered into a number of long-term supply agreements for polysilicon, ingots and wafers with a limited number of suppliers, including Hebei Jinglong, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., an affiliate of GCL-Poly Energy Holdings Limited, or GCL, M.SETEK Co., Ltd., or M.SETEK, Wacker Chemie AG, or Wacker, and OCI Company Ltd., or OCI. Some agreements provide for fixed pricing or pricing adjustable within a relatively small range of plus or minus 5% to 10%, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. Due to the decrease in prices of polysilicon and silicon wafers in the second half of 2008, we had renegotiated the unit price and volume terms of many of our long-term supply agreements and had entered into amendments for many of them. Although prices of polysilicon and silicon wafers have increased since the second half of 2010, in view of the significant volatility of the polysilicon prices during the past few years, we believe it is possible that the prices of polysilicon and silicon wafers may decrease again. Although we plan to continue to renegotiate the unit price and volume terms of our long-term supply agreements if market prices fall significantly below our contracted prices, such negotiations may not yield to any results and we may have to pay above-market prices. If prices of polysilicon or silicon wafers continue to be higher than the market prices after such re-negotiations, we may be placed at a competitive disadvantage versus our competitors, and our cost of revenues as well as profitability would be materially and adversely affected. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than are required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flow. To the extent we are not able to pass these increased costs to our customers, our business and results of operations may be materially and adversely affected.
Furthermore, we may choose not to procure polysilicon, ingots or wafers under certain contracts if we deem the prices under such contracts are unfavorable to us under prevailing market conditions and/or we are unable to renegotiate the price or volume terms to our satisfaction. In the event we choose not to procure polysilicon, ingots or wafers under these contracts, we may be forced to forfeit certain prepayment amounts to, and face contractual damage claims from, these suppliers if no mutual agreement can be reached. We cannot assure you that the outcome of any such potential litigation would be in our favor. Such litigation may be costly and may divert management attention and other resources away from our business and could materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

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

4.3	**
Investment Agreement for Solar Photovoltaic Industrial Center Project between JA Solar Holdings Co., Ltd. and the Management Committee of Hefei High-Tech Industrial Development Zone dated February 26, 2011. (incorporated by reference to Exhibit 4.3 from our Amendment No. 2 to Form 20-F, filed with the Security and Exchange Commission on June 15, 2011)

4.4	**
Supplemental Agreement of Exhibit 4.1 and 4.2 among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., JingAo Solar Co., Ltd., JA Solar Technology Yangzhou Co., Ltd., Jiangsu GCL Silicon Technology Development Co., Ltd, Suzhou GCL Photovoltaic Technology Co., Ltd., Nanjing GCL Photovoltaic Power Technology Co., Ltd. and Changzhou GCL Photovoltaic Technology Co., Ltd. dated December 2, 2010. (incorporated by reference to Exhibit 4.4 from our Form 20-F, filed with the Security and Exchange Commission on April 26, 2011)

4.5	**
Supply Agreement between OCI Company Ltd. and JingAo Solar Co., Ltd. dated March 28, 2011. (incorporated by reference to Exhibit 4.5 from our Form 20-F, filed with the Security and Exchange Commission on April 26, 2011)

4.6	**
Supply Agreement between Wacker Chemie AG and Jing Hai Yang Semiconductor Materials (Dong Hai) Co., Ltd. dated September 30, 2010. (incorporated by reference to Exhibit 4.6 from our Form 20-F filed with the Security and Exchange Commission on April 26, 2011)

8.1	**	List of Subsidiaries (incorporated by reference to Exhibit 8.1 from our Form 20-F, filed with the Security and Exchange Commission on April 26, 2011)

11.1	**
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our 2006 annual report on Form 20-F (File No. 001-33290) initially filed with the Security and Exchange Commission on June 1, 2007.)

12.1	*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

16.1	**	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 16.1 from our Form 20-F, filed with the Security and Exchange Commission on April 26, 2011)

*	Filed as part of this annual report

**	Incorporated by reference

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No. 3 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 to Form 20-F on its behalf.

JA Solar Holdings Co., Ltd.
By:	/s/ Anthea Chung
	Name:	Anthea Chung
	Title:	Chief Financial Officer
Date: July 7, 2011