Form 20-F
period 2011-12-31
JA Solar Holdings Co., Ltd.
filed 2012-04-30
CIK 1385598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-33290

JA Solar Holdings Co., Ltd.
(Exact name of Registrant as specified in its charter)

The Cayman Islands
(Jurisdiction of Incorporation or Organization)

No. 36, Jiang Chang San Road Zhabei, Shanghai The People’s Republic of China
(Address of Principal Executive Offices)

Mr. Min Cao JA Solar Holdings Co., Ltd. No. 36, Jiang Chang San Road Zhabei, Shanghai 200436 The People’s Republic of China Tel: +86-21-60955999 Fax: +86-21-60955727
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each representing one ordinary share, par value US$0.0001 per share	The NASDAQ Stock Market LLC
Ordinary shares, par value US$0.0001 per share*

* Not for trading but only in connection with the registration of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 202,238,307 ordinary shares, par value US$0.0001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

i

ii

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, in this annual report:

•                  “ADS” refers to American depositary shares, each representing one ordinary share of JA Solar, par value US$0.0001 per share;

•                  “China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “conversion efficiency” refers to the ability of solar power products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the solar power industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•                  “cost per watt” and “price per watt” refer to the cost and price of solar power products, respectively, relative to the number of watts of electricity a solar power product generates;

•                  “Hebei Jinglong” refers to Hebei Jinglong Industry and Commerce Group Co., Ltd., which is controlled by the shareholders of Jinglong BVI;

•                  “JA BVI” refers to JA Development Co., Ltd., our directly wholly-owned subsidiary, a British Virgin Islands company;

•                  “JA Fengxian” refers to Shanghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;

•                  “JA Hebei” refers to JingAo Solar Co., Ltd., our predecessor and indirectly wholly-owned subsidiary in Hebei, China;

•                  “JA Hefei Renewable Energy” refers to JA (Hefei) Renewable Energy Co., Ltd., our indirectly wholly-owned subsidiary in Hefei, China;

•                  “JA Hefei Technology” refers to Hefei JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Hefei, China;

•                  “JA Lianyungang” refers to Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Solar,” “we,” “us,” “the company,” “our company” and “our” refer to JA Solar Holdings Co., Ltd. and, unless otherwise indicated or as the context may otherwise require, its predecessor entities and its consolidated subsidiaries;

•                 “JA Wafer R&D” refers to Donghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Yangzhou” refers to JA Solar Technology Yangzhou Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Yangzhou PV Engineering” refers to Yangzhou JA Solar PV Engineering, our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Yangzhou R&D” refers to Yangzhou JA Solar R&D Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Zhabei” refers to Shanghai JA Solar PV Technology Co., Ltd., our indirectly wholly-owned subsidiary in Shanghai, China;

•                  “Jinglong BVI” refers to Jinglong Group Co., Ltd., a British Virgin Islands company and our largest shareholder;

•                  “Jinglong Group” refers to Hebei Jinglong and its consolidated subsidiaries;

•                  “Lehman Entities” shall include Lehman Brothers Holdings Inc. and its subsidiaries, including Lehman Brothers Inc., Lehman Brothers International (Europe), Lehman Brothers Treasury Co. BV and Lehman Brothers OTC Derivatives Inc.

•                  “rated manufacturing capacity” refers to the total amount of solar power products that can be made by a manufacturing line per annum operating at its maximum possible rate and is measured in megawatts, or MW;

•                  “RMB” and “Renminbi” refer to the legal currency of the PRC;

•                  “Solar Silicon Valley” refers to Solar Silicon Valley Electronics Science and Technology Co., Ltd., our indirectly wholly-owned subsidiary in Hebei, China;

•                  “US$” and “U.S. dollars” refer to the legal currency of the United States;

•                  “voltage” or “volts” refers to the rating of the amount of electrical pressure that causes electricity to flow in the power line; and

•                  “watts” refers to the measurement of total electrical power, where “kilowatts” or “KW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatts” or “GW” means one billion watts.

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

•                  our beliefs regarding the low-cost advantage of solar power product production in China;

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

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

A.                          SELECTED FINANCIAL DATA

The selected consolidated statements of operations data presented below for the three years ended December 31, 2009, 2010 and 2011 and our balance sheet data as of December 31, 2010 and 2011 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are derived from our audited consolidated financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. Our selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB
Consolidated Statements of Operations Data:
Net revenues
Solar modules to third parties	92.9	425.6	82.6	2,510.6	3,709.3
Solar cells and other products to third parties	2,439.5	4,368.4	3,283.9	8,023.9	6,151.1
Solar cells and other products to related parties	62.2	508.0	5.2	160.4	71.7
Engineering, procurement and construction to third parties	—	—	—	—	146.5
Solar products processing to third parties	99.1	156.3	406.9	1,065.9	654.3
Total revenues	2,693.7	5,458.3	3,778.6	11,760.8	10,732.9
Cost of revenues
Solar modules	(74.0)	(378.5)	(90.7)	(2,221.5)	(3,427.8)
Solar cells and other products to third parties	(1,943.1)	(3,615.3)	(2,980.8)	(6,357.8)	(6,170.8)
Solar cells and other products to related parties	(49.5)	(420.4)	(4.7)	(127.1)	(71.9)
Engineering, procurement and construction	—	—	—	—	(108.4)
Solar products processing	(26.2)	(52.1)	(220.3)	(508.0)	(492.7)
Total cost of revenues	(2,092.8)	(4,466.3)	(3,296.5)	(9,214.4)	(10,271.6)

Gross profit	600.9	992.0	482.1	2,546.4	461.3

Selling, general and administrative expenses	(150.3)	(271.5)	(325.2)	(457.8)	(509.8)
Research and development expenses	(4.2)	(28.5)	(45.1)	(63.8)	(68.9)
Impairment loss on property, plant and equipment	—	—	(18.1)	(47.3)	(303.1)

Total operating expenses	(154.5)	(300.0)	(388.4)	(568.9)	(881.8)

Income/(loss) from continuing operations	446.4	692.0	93.7	1,977.5	(420.5)

Impairment on available-for-sale securities	—	(686.3)	—	—	—
Change in fair value of derivatives	—	564.0	(49.1)	74.5	84.9
Convertible notes buy back gain/(loss)	—	161.3	(24.1)	—	4.3
Interest expense	(6.6)	(172.3)	(231.5)	(221.2)	(373.7)
Interest income	62.6	42.7	12.0	12.8	25.8
Foreign exchange (loss)/gain	(112.8)	(132.2)	4.6	(74.4)	(69.0)
Loss for equity investment in a joint venture	—	—	—	—	(1.8)
Investment loss	—	(28.6)	(2.3)	—	—
Loss on share lending agreement		(469.0)	—	—	—
Other income, net	5.2	3.6	7.8	258.7	235.7

Income/(loss) from continuing operations before income taxes	394.8	(24.8)	(188.9)	2,027.9	(514.3)
Income tax benefit/(expense)	5.6	(23.9)	(8.0)	(252.7)	(57.8)

Income/(loss) from continuing operations	400.4	(48.7)	(196.9)	1,775.2	(572.1)
Income/(loss) from discontinued operations, net of tax	—	—	3.4	(19.8)	—
Gain from sales of discontinued operations, net of tax	—	—	—	—	7.8
Net income/(loss) attributable to ordinary shareholders	400.4	(48.7)	(193.5)	1,755.4	(564.3)

Net income/(loss) per share from continuing operations:
Basic	2.96	(0.31)	(1.22)	10.90	(3.42)
Diluted	2.93	(5.13)	(1.22)	10.72	(3.42)
Net income/(loss) per share from discontinued operations:
Basic	—	—	0.02	(0.12)	0.04
Diluted	—	—	0.02	(0.12)	0.04
Net income/(loss) per share
Basic	2.96	(0.31)	(1.20)	10.78	(3.38)
Diluted	2.93	(5.13)	(1.20)	10.61	(3.38)

Weighted average number of shares outstanding:
Basic	134,525,226	156,380,060	161,643,312	162,900,657	167,101,076
Diluted	136,721,772	167,438,190	161,643,312	171,116,684	167,101,076

Operating Data:

Products sold (in MW)	132.9	277.4	508.8	1,462.6	1,694.7
Average PV cells selling price per watt	22.5	22.1	9.0	8.7	5.7

	As of December 31,
	2007	2008	2009	2010	2011
	(in millions)
	RMB	RMB	RMB	RMB	RMB
Consolidated Balance Sheet Data:
Cash and cash equivalents	736.0	1,542.8	1,867.2	2,289.5	3,889.1
Total current assets	3,491.1	3,830.4	3,661.3	6,418.2	7,709.1
Total assets	4,570.5	7,279.2	7,462.2	11,619.4	14,735.6
Total current liabilities	433.1	870.8	629.2	2,043.6	3,325.3
Total liabilities	434.0	2,524.3	2,639.6	4,939.2	8,186.9
Shareholders’ equity	4,136.5	4,754.9	4,822.6	6,680.2	6,548.7

Exchange Rate Information

Our functional currency is Renminbi. The noon buying rate for U.S. dollars in effect on December 30, 2011 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was at RMB6.2939 to US$1.00. We make no representation that any amounts of Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all.  See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.”  On April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

Source for 2007-2008: Federal Reserve Bank of New York.
Source for 2009-2012: the H.10 statistical release of the Federal Reserve Board.

(1)          Annual averages are calculated by averaging the noon buying rates on the last business day of each month.  Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                          RISK FACTORS

Risks Related to Our Business and Industry

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition.

Changes in international trade policies and international barriers to trade, in particular, the anti-dumping and countervailing duty investigation currently conducted by the U.S. Department of Commerce and the International Trade Commission, may adversely affect our ability to export our products to certain countries and certain customers.

In October 2011, in response to an anti-dumping and countervailing duty petition filed by SolarWorld and six other U.S. solar power product manufacturers, the U.S. Department of Commerce, or U.S. DOC, and the International Trade Commission, or ITC, initiated an investigation against Chinese solar power product manufacturers who export solar power products to the U.S. market. The purpose of the investigation is to determine whether the alleged dumping and illegal subsidies occurred, and, if so, the dumping margin and the subsidy amount. The U.S. DOC announced its preliminary countervailing duty decision on March 20, 2012 and determined that Chinese manufacturers receive “countervailable” subsidies between 2.9% and 4.73%, with Suntech Power Holding Company Ltd. receiving a 2.9% subsidy rate, Trina Solar Ltd. receiving a 4.73% rate, and all other producers receiving a 3.61% rate. U.S. DOC also preliminarily determined that the anti-dumping and countervailing investigation apply only to solar cells manufactured in China, as well as solar panels and modules, regardless of where manufactured, incorporating such cells. The investigation would not apply to solar panels or modules manufactured in China from solar cells manufactured in a third country. The preliminary decision on the anti-subsidy side will be followed by another preliminary decision for anti-dumping, scheduled for May 16, 2012. The preliminary decision has triggered deposit requirements at the preliminary rates on imports into the U.S. market. Import deposit requirements resulting from the preliminary or final decisions would impose a retroactive requirement to make deposits, which could be substantial, and increase our cost of revenues, therefore adversely affecting our sales to the U.S. market and results of operations. We currently sell a small portion of our solar power products to the U.S. market, which accounted for 6.5% of our total revenues in 2011. However, no final tariff decisions will be made until ITC completes its investigation as well, which is scheduled to occur before the end of 2012. If the final decisions impose additional duties on imports of solar power products into the U.S., the duties are expected to be applied retroactively on imports entered into the U.S. market from the date of the preliminary decision, and our sales to the U.S. market can be materially and adversely affected.

The net revenues generated from sales to the European market account for 28% and 31% of our total revenues in 2010 and 2011, respectively. If the European Competition Commission determines to initiate similar anti-dumping and countervailing duty investigation, our sales to the European market may be materially and adversely affected.

Besides the ongoing anti-dumping and countervailing duty investigation in the U.S. and the uncertainties in the European market, we and our customers may be affected by any other claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. In September 2010, the United Steel Workers, or USW, filed a petition with the United States Trade Representative, or USTR, alleging that PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. Subsequently, USTR initiated an investigation under Section 301 of the United States Trade Act of 1974, as amended. A substantial portion of the claims under USW’s petition have been addressed during the investigation, and USTR will continue to investigate the remaining USW allegations even though no formal action is being taken under Section 301. Although we believe we will not be directly affected by the results of this investigation, there can be no assurance that any government or international trade body will not institute adverse trade policies or remedies or similar against exports from China in the future. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to those of our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.

We are affected by solar power market and industry trends. In the fourth quarter of 2008 and the first half of 2009, the global solar power industry experienced a significant decline in demand due to decreases in expenditures on solar power systems and the availability of financing for buyers of solar power products as a result of the global financial crisis. Meanwhile, increased manufacturing capacity of solar power products coupled by decreased demand for polysilicon caused a substantial decline in prices of solar power products. Similarly in 2011, various European countries reduced subsidies, such as feed-in tariff, which is designed to require public utility companies to pay higher prices for solar power than for power generated through conventional means. Combined with other factors such as the European sovereign debt crisis, lack of available financing to solar power projects and an oversupply of solar power products, the average selling prices of solar power products have declined significantly. We expect that cost reduction in the solar power industry will continue and prices of our products will be materially and adversely affected.

The demand for solar power products is also influenced by macroeconomic factors, including the global economic development, credit market, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. If such negative market and industry trends continue in the future, the prices of our solar power products could decrease and our business and results of operations may be materially and adversely affected.

The reduction or elimination of government subsidies and economic incentives or change in government policies and regulations may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. Countries that provide significant incentives for solar power include Germany, Italy, Spain, Japan, the United States, Bulgaria, Belgium, India, Canada and China, among others. In many countries that constitute our major markets, solar power systems, particularly those for on-grid applications, would not be commercially viable without government incentives because the cost of generating electricity from solar power currently exceeds the cost of generating electricity from conventional or other non-solar renewable energy sources.

The scope of government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid rises of the German, Spanish and Italian solar power markets in 2010 were largely due to the government policies of those countries that set feed-in tariff terms at attractive rates. However, the escalation of the European sovereign debt crisis since 2011 has affected the fiscal ability of several governments to offer incentives for the solar power industry. For example, Germany, our largest solar power products market in 2011, has continued to introduce cuts in feed-in tariff since 2010, after installations in the market exceeded government expectation in 2009 and in the following years. Spain was the largest PV market in the world in 2008, but the introduction of various legislation to the PV industry has significantly reduced the market size in Spain. Several other countries, including France, Greece and Belgium have continued to reduce their feed-in tariffs as well as other incentive measures in 2011 and the first quarter of 2012. Any significant reduction in the scope or discontinuation of government incentive programs, especially those in significant markets such as European countries, could cause demand for our products and our revenues to decline, and have a material and adverse effect on our business, financial condition, results of operations and prospects.

The market for power generation products is also heavily influenced by government regulations and policies concerning the electric utility industry, as well as internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing, safety, utility interconnection, metering and related matters. End users’ purchases of alternative energy sources, including solar power products, could be deterred by unfavorable changes in regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, public utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our solar power products and make products that use our solar power products less desirable, thereby having an adverse effect on our business, financial condition, results of operations and prospects.

The execution of our growth strategy depends on the continued availability of financing to our customers as well as third-party financing arrangements for end-users of our products, and is affected by general economic conditions.

Given the general economy, particularly the tightening of credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. In addition, we expect our receivables to further increase as a result of the expansion of our solar module business, which typically requires producers to grant longer credit terms to customers. We are exposed to the credit risk of our customers, some of which are new customers with whom we have not historically had extensive business dealings. Starting from May 2011, we began to insure part of our overseas sales through China Export & Credit Insurance Corporation, or Sinosure. As of December 31, 2011 and March 31, 2012, 21.25% and 28.71% of our total overseas accounts receivable was insured by Sinosure, respectively. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered or that Sinosure will be able to make payments on our claims. Our balance of provision for doubtful accounts increased during from RMB 7.0 million in 2010 to RMB 32.6 million in 2011 due to the increased amount and aging of some of our accounts receivables. The failure of any of our new or existing customers to meet their payment obligations would deteriorate our working capital and materially and adversely affect our financial position, liquidity and results of operations.

Furthermore, our products are components of solar power and energy systems, which are used in both on-grid applications and off-grid applications. Government agencies and the private sector have, from time to time, provided financing on preferential terms to promote the use of solar energy in both on-grid and off-grid applications. We believe that the availability and cost of such financing programs could have a significant effect on the level of sales of solar power products. If existing financing programs for on-grid and off-grid applications are eliminated or if financing in general become inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause sales of our solar power products to decline.

Due to the general reduction in available credit to would-be borrowers, customers may be unable or unwilling to finance the cost of our products, or parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for us or our customers. In addition, a rise in interest rates would likely increase the cost of financing to end users of our products and could reduce their profits and expected returns on investment in our products. A protracted disruption in the ability of our significant customers or downstream players to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses. This could lead to a significant reduction in their future orders for our products and cause their inability or failure to meet their payment obligations to us, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In light of our increased sales to customers outside China, we face risks associated with the marketing, distribution and sale of our products overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business overall.

Historically, revenues from customers in China represented a significant portion of our overall revenues. Our revenues from customers outside China increased from 26.2% in 2009 to 48.3% in 2011. The stability and viability of any existing, new or potential overseas markets are subject to many uncertainties and may expose us to a number of risks, including:

•                  trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

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

•                  difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•                  failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•                  failure to obtain or maintain certifications for our products in these markets; and

•                  failure to obtain, maintain or enforce intellectual property rights.

If we are unable to effectively manage these risks, we may not be able to successfully expand and grow our business as we have planned.

We may not be able to manage the expansion of our operations effectively.

We commenced business operations in May 2005 and have since grown rapidly. Our solar cell manufacturing capacity increased from 25 MW in 2006 to 2.8 GW in 2011. We expanded our business to solar module production in the fourth quarter of 2009 and our manufacturing capacity for solar module at the end of 2011 has reached 1.2 GW. We expect that our manufacturing capacity for solar module will increase to 2 GW by the end of 2012.  As a result, we may need to install and operate new or expanded facilities, secure additional supplies of key raw materials, such as polysilicon and silicon wafers, and expand, train and manage our growing employee base. Our business and manufacturing capacity expansion will also place additional burdens on our research, sales, marketing and general managerial resources. Furthermore, we may not always have access to sufficient funds to support the expansion of our business.

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

Difficulties in identifying, consummating and integrating acquisitions and potential write-off in connection with acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. For instance, in November 2011, we completed the acquisition of 100% equity interests in Silver Age Holdings Limited, or Silver Age, a British Virgin Islands company that owns 100% of Solar Silicon Valley, in order to increase our silicon wafer manufacturing capability, secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Silver Age was 70% owned by Jinglong BVI, our largest shareholder, and 30% owned by an independent third party. Past and future acquisitions may expose us to potential risks, including risks:

•                  the integration of new operations and the retention of customers and personnel;

•                  unforeseen or hidden liabilities;

•                  the diversion of resources from our existing business and technology;

•                  failure to achieve synergies with our existing business as anticipated;

•                  failure of the newly acquired business, technologies, services and products to perform as anticipated;

•                  inability to generate sufficient revenue to offset additional costs;

•                  the costs of acquisitions; or

•                  the potential loss of or harm to relationships with our employees, customers or suppliers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business and our results of operations.

We have expanded our business into upstream and downstream markets for a short period of time and plan to continue implementing our integration strategy. Any failure to successfully implement this strategy could have a material adverse effect on our growth, results of operations and business prospects.

We have expanded into upstream and downstream markets, such as silicon wafer and solar module businesses since the fourth quarter of 2009 as well as engineering, procurement and construction, or EPC, business since the third quarter of 2011. Our ability to successfully implement our upstream and downstream business integration is subject to various risks and uncertainties, including:

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

•                  the solar module business typically requires us to grant longer credit terms to our customers and to maintain a higher level of inventory, resulting in longer cash conversion cycles compared with our traditional solar cell business;

•                  our expanded warranty liabilities associated with the solar module business, with the warranty period for solar modules lasting for 10 to 25 years;

•                  our current warranty accrual of 1% of our net revenues from sales of solar modules may not be adequate and we may have to incur substantial expense to repair or replace defective solar modules in the future;

•                  the business model and key success factors of our EPC service are significantly different from those of our traditional business in solar power product manufacturing;

•                  potential conflict with our downstream customers as a result of our direct competition with them in the solar module and EPC businesses; and

•                  new risks associated with the silicon wafer, solar module and EPC service businesses yet to be fully understood by the industry and market.

If we are unable to effectively manage these risks, we may not be able to successfully operate these new businesses and achieve the expected value of vertical business integration.

In addition, the expansion into the downstream solar module market has resulted in substantial changes to our business, including, among others, the change of our customer base and product mix. Our customer base has evolved from primarily module manufacturers and distributors to include system integrators and solar power project developers. We have limited experience managing relationships with these new customers. We may not be able to manage our business expansion strategy as planned and our results of operations may be adversely affected.

Prepayment arrangements for procurement of silicon wafers and/or polysilicon from our major suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

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

For example, in 2010, one of our long-term suppliers failed to deliver silicon wafers pursuant to contractual terms and we initiated legal actions to seek remedies and eventually settled these suits. Also in 2011, another one of our long-term suppliers failed to deliver silicon wafers pursuant to contractual terms, and we recorded a provision of prepayment of RMB 42.2 million while the legal proceeding against such supplier is still in process. More importantly, M.SETEK, historically one of our major suppliers, failed to make majority of the scheduled delivery after a magnitude-9 earthquake struck Japan and triggered a tsunami affecting vast areas in Japan. As a result, we entered into a framework agreement with M.SETEK in March 2012 regarding repayment of the prepayment owed by M.SETEK, under which (i) M.SETEK will use the dividends distributed by Hebei Ningjin Songgong Semiconductor Co., Ltd., or Ningjin Songgong, to repay part of prepayments, (ii) M.SETEK will transfer its 65% equity interests in Ningjin Songgong to us at an appraisal price, which will be used to offset part of the remaining unpaid prepayments, and (iii) M.SETEK will continue to deliver polysilicon to fully utilize the remaining unpaid prepayments, if any. These efforts incurred legal expenses and distracted our management attention. If legal actions were required to recover our prepayments, our claims for such prepayments would rank as unsecured claims, which expose us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of the prepayments. Accordingly, if a supplier to which we make prepayment defaults on its obligations under a supply contract, we may not be able to recover all or a portion of our outstanding prepayment, which may have a material adverse effect on our financial condition, results of operations and liquidity.

Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with many of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

In order to secure adequate and timely supply of polysilicon and silicon wafers, we entered into a number of long-term supply agreements for polysilicon, ingots and wafers with a limited number of suppliers, including Hebei Jinglong, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., an affiliate of GCL-Poly Energy Holdings Limited, or GCL, Wacker Chemie AG, or Wacker, OCI Company Ltd., or OCI, and Hemlock Semiconductor Pte. Ltd., or Hemlock. Some agreements provide for fixed pricing or pricing adjustable within a relatively small range of plus or minus 5% to 10%, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. The prices of polysilicon and silicon wafers declined in the second half of 2008, increased since the second half of 2010 but declined again in 2011, in this regard, we had renegotiated the unit price and volume terms of many of our long-term supply agreements and had entered into amendments for many of them. In view of the significant volatility of the polysilicon prices during the past few years, we plan to continue to renegotiate the unit price and volume terms of our long-term supply agreements, if prices of polysilicon or silicon wafers continue to be higher than the market prices after such re-negotiations, we may be placed at a competitive disadvantage versus our competitors, and our cost of revenues as well as profitability would be materially and adversely affected. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than are required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flow. To the extent we are not able to pass these increased costs to our customers, our business and results of operations may be materially and adversely affected.

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

We procure silicon raw materials through a combination of long-term supply contracts and spot market purchases. With the rapid and aggressive expansion of our production capacities in 2010 and our continued expansion in 2011, we have entered into and anticipate to continue to enter into additional long-term supply contracts as well as obtain silicon raw materials from the spot market to supplement supplies under our existing long-term supply contracts. However, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:

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

In particular, one of our long-term silicon wafer suppliers, M.SETEK, is located in Japan. On March 11, 2011, a magnitude-9 earthquake, the biggest in Japan’s recorded history, struck Japan and triggered a tsunami affecting vast areas in Japan and causing widespread power shortages. M.SETEK was unable to make the majority of the scheduled delivery thereafter, in light of the circumstance, we entered into a framework agreement with M.SETEK regarding repayment of the prepayment owed by M.SETEK.

Failure to obtain the required amounts of silicon raw materials in a timely manner and on commercially reasonable terms would increase our manufacturing costs and/or substantially limit our ability to meet our contractual obligations to deliver products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Failure to obtain sufficient silicon raw materials would also result in underutilization of our production facilities and an increase in our marginal production costs. Furthermore, any fluctuation in the spot price of polysilicon will increase our cost of revenues. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

We have been expanding our business and will continue to do so to remain competitive. We expanded our business to upstream wafer and downstream module production in the fourth quarter of 2009 and intend to expand the manufacturing capacity for solar module from 1.2 GW in 2011 to 2 GW in 2012. In addition, we are in the process of establishing a new manufacturing center in Hefei, China, to further expand our manufacturing capacity and have completed phase I construction. We will need a significant amount of cash to fund our capital expenditures for these expansion plans, as well as for our research and development activities in order to remain competitive. Besides capital expenditures, we have significant working capital commitments because suppliers of silicon wafers and polysilicon usually require us to make prepayments in advance of shipments. Future acquisitions, market changes or other developments may also cause us to require additional funds.

Historically, we have relied on equity and debt offerings, bank borrowings and operating cash flow to finance our capital expenditure and working capital requirements. If we cannot generate sufficient operating cash flow to fund our capital expenditure and working capital needs, we may seek to sell additional equity or debt securities or borrow from lending institutions. In addition, we historically required our customers to make prepayments to us to help us reduce the amount of funds that we need to finance our working capital requirements. However, the practice is on the decline due to market trends, the balance of prepayments we received from our customers decreased from RMB 484.5 million as of December 31, 2010 to RMB 320.3 million as of December 31, 2011. Therefore, it has increased our need to obtain additional short-term borrowings to finance our working capital requirements. Our ability to obtain external financing is subject to a number of uncertainties, including:

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

We incurred a significant amount of debt and substantial debt service requirements as a result of the May 2008 offering of the 4.5% senior convertible notes maturing on May 15, 2013, or the 2008 Senior Notes. As of December 31, 2011, we had long-term bank borrowings of RMB 4.35 billion, of which RMB 885 million was due within one year, and the face value of the outstanding 2008 Senior Notes was US$222.0 million. Our substantial indebtedness could have significant consequences on our future operations, including:

•                  requiring us to use a substantial portion of our cash flow from operations to service our indebtedness, which would reduce our cash flows available for working capital, capital expenditures, project developments and other general corporate purposes;

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

The solar power industry is rapidly evolving and becoming more competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. We have expended and may continue to expend significant financial resources in research and development of crystalline silicon and commercialization of new technologies to effectively compete with other market players in the future. Our research and development efforts are focused on improving conversion efficiencies of our solar power products. For example, we introduced our SECIUM cell line in 2010 and our SECIUM cells have achieved conversion efficiency rate of 19%. We introduced our MAPLE technology in 2011 and our MAPLE cells have achieved conversion efficiency rate of 18.5%, substantially higher than the industry standard average conversion efficiency rate for multicrystalline solar cells of approximately 16.8%. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. A variety of competing photovoltaic technologies that other companies may develop could prove to be more cost-effective and have better performance than solar power products that we develop. Therefore, our development efforts may be rendered obsolete by the technological advances of others.

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

A substantial portion of our revenues depends on sales to a limited number of customers and the loss of sales to or inability to collect from these customers would have a significant negative impact on our business. We currently sell our solar power products to a limited number of customers, although no single customer represents 10% or more of our total revenue. For the year ended December 31, 2011, 40.4% of our total revenues were derived from sales of solar power products to our top ten customers. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure of us to develop or maintain our customer relationships with these and other customers may have an adverse effect on our revenue, profitability and cash flows.

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

We have signed long-term sales arrangements with certain customers and required them to make prepayments. However, even though we charge a prepayment under many contracts, our customers may still cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. These circumstances, in addition to variations in average selling prices, and the fact that our supply agreements are generally long-term in nature and many of our other operating costs are fixed, in turn could cause our operating results to fluctuate and may result in a material adverse effect in our business.

We may be subject to non-competition or other similar restrictions or arrangements relating our business.

We may from time to time enter into non-competition, exclusivity or other restrictions or arrangements of a similar nature as part our sales agreements with our customers. Such restrictions or arrangements may significantly hinder or our ability to sell additional products, or enter into sales agreements with new or existing customers that plan to sell our products, in certain markets. As a result, such restrictions or arrangements may have a material adverse effect on our business, financial condition and results of operations.

We compete in a highly competitive market and many of our competitors have greater resources.

The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Although we have expanded into upstream silicon wafer manufacturing and downstream solar module business since the fourth quarter of 2009, some of our competitors have become vertically integrated for a longer period of time than us. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new photovoltaic technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history in some cases provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition, results of operations and business prospects.

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

With respect to our solar module business, in 2011, we extended our product warranty period from 5 years to 10 years, warranting that the modules will be free from defects in materials and workmanship from the time of delivery. We also provide a 10 to 25 years performance warranty against declines of power generation capacity from the time of delivery. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our net revenues from sales of solar modules as general warranty costs and also separately accrue specific warranty costs to cover potential liabilities that could arise from customer claims base on an individual assessment. However, such warranty costs may not be adequate. Because we only started to manufacture and sell solar modules in the fourth quarter of 2009, which have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future.

If we fail to adequately protect our intellectual property rights, our business and results of operations could be materially and adversely affected.

Given the importance of intellectual property to our business, we rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2011, we had a total of 48 registered patents and 30 pending patent applications in China as well as 1 pending patent application in the United States. However, we cannot assure you that the steps which we have taken will be sufficient to protect our intellectual property rights or that third parties would not infringe upon or misappropriate any such rights. Moreover, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our self-owned products, the future financial condition and the ability to develop our business could be materially adversely affected.

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

We may continue to incur considerable legal expenses and allocate substantial time to our remaining legal action against the Lehman Entities and the results could be unsuccessful.

We had the following business relationships with the Lehman Entities around the world: (i) an investment of US$100 million in notes issued by Lehman Brothers Treasury Co. BV (“Lehman BV”) (the “Lehman Notes”); (ii)

an ADS lending agreement dated as of May 13, 2008 with Lehman Brothers International (Europe) (“LBIE”); and (iii) a capped call confirmation dated May 13, 2008 with Lehman Brothers OTC Derivatives Inc. (“Lehman OTC”) (the “Capped Call”).

Although we sold Lehman Notes to a third party in November 2010 and terminated the Capped Call in March 2012, we are still taking legal action against Lehman Entities to seek damages arising from LBIE’s breach and default under the ADS lending agreement. During this process, we may continue to incur considerable legal expenses and allocate management time and attention to the legal action. Despite our expense and efforts, however, there can be no assurance that we will be awarded any damages from the Lehman Entities.

Our quarterly revenues and operating results may be difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, including seasonality of demand for solar power products, changes in market conditions and industry environment, and changes in government policies or regulations. For example, purchases of solar power products tend to decrease due to severe weather conditions in winter months, which complicates the installation of solar power systems. Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline if our operating results for any particular quarter fall below investor expectations.

Our senior management has worked together for a relatively short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, we have experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management in the past few years, including our chief executive officer and chief technology officer in 2010 and our chief financial officer in 2011. In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which may expose us to a higher risk of internal control deficiencies and result in us losing market share, business opportunity and revenues.

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

Under our 2006 stock incentive plan, we may award stock options and other share-based compensations to purchase up to 10% of our issued share capital to certain of our directors, employees and consultants. As of March 31, 2012, we have awarded 4,732,000 restricted share units and granted options to purchase 19,639,000 ordinary shares to a number of our directors, employees and consultants.  See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plans.”

In accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees, we are required to account for compensation costs for all restricted share units and share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP. Our share-based compensation expenses have a material and adverse effect on our reported earnings for the year during which the share-based compensation are granted and over their vesting periods.

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

Jinglong BVI, which is controlled by the shareholders of Hebei Jinglong, is our largest shareholder. In addition, Mr. Baofang Jin, the executive chairman of our Board of Directors, is a shareholder of Jinglong BVI and is also the chairman of Hebei Jinglong. Jinglong Group (including Hebei Jinglong) currently provides a number of products and services to us, including silicon wafer supply (on prepayment terms) and real property leases. Our transactions with Jinglong Group are governed by a number of contracts, the terms of which were negotiated at what we believe are on an arm’s length basis. In November 2011, we also completed the acquisition of Silver Age, a British Virgin Islands company controlled by Jinglong BVI. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our Board of Directors. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future. As a result, when these situations arise, our financial condition, results of operations and implementation of strategy may be materially and adversely affected.

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

We are also exposed to risks associated with product liability claims in the event that the use of the solar power products we sell results in injury. Because our solar products are generally incorporated into solar power devices to generate electricity, it is possible that users could be injured or even killed by the solar power devices incorporating our solar products, whether by product malfunctions, defects, improper installation or other causes. While we have not experienced any product liability claims brought against us, we are unable to predict whether such claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Although we have begun purchasing product liability insurances since 2010, there is no assurance that these insurance policies will provide adequate coverage in the event of a successful product liability claim against us. If our product liability insurances are not adequate, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

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

Although we did not invest in any securities at the end of 2011, for both strategic reasons and in an effort to maximize the return on our unused capital reserves, we had, and may, from time to time invest in certain securities purchased on the open market. The fair value of these securities is driven by market forces beyond our control and may decline over time. To protect the value of our investment and minimize the recognition of losses, if any, we may, from time to time, dispose of such securities at the discretion of our Board of Directors. To the extent that we, in compliance with U.S. GAAP and other applicable rules and regulations, determine that a decline in the fair value of any of our securities is other-than-temporary, we are obligated to recognize such decline as a loss, which will in turn adversely affect our financial results.

We may incur significant legal expenses in connection with, and allocate management time and attention to, legal actions involving us that may take place from time to time and it is possible that we will not be able to prevail in our legal actions.

We were previously involved in two putative securities class actions and were able to reach an agreement to settle the lawsuits. During the process, we incurred significant legal expenses and allocated management time and attention to the litigations. We may face other legal actions that may take place from time to time in the future, and we may continue to incur significant legal expenses and allocate management time and attention to the legal actions. No assurance can be provided that we will be able to prevail in our legal actions.

Risks Related to Doing Business in China

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the PRC economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering benchmark interest rates several times. Since January 2010, however, the People’s Bank of China has increased the statutory deposit reserve ratio in response to rapid growth of credit in 2009. In 2011 the PRC government introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies and increases in bank interest rates. More recently, the PRC government has announced its intention to relax certain of these policies in response to slowed growth in the PRC economy in the latter half of 2011. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar, pushing through a crucial reform that further liberalizes its financial markets. Effective from April 16, 2012, the People’s Bank of China allows the Renminbi to rise or fall 1% from a mid-point every day, compared with its previous 0.5% limit.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

Natural disasters, acts of war, political unrest and epidemics, which are beyond our control, may adversely affect the economy, infrastructure and livelihood of the people of the PRC. Some cities in the PRC are particularly susceptible to floods, earthquakes, sandstorms and droughts. The business, financial condition and results of operations of us may be materially and adversely affected if such natural disasters occur. Political unrest, acts of war and terrorists attacks may cause damage or disruption to us, our employees, our facilities, the sales channels operated by authorized third-party retailers of us and our markets, any of which could materially and adversely affect our sales, overall operating results and financial condition. The potential for war or terrorists attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict. In addition, certain Asian countries, including the PRC, have encountered epidemics such as SARS, incidents of the avian flu or the H1N1 flu. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in the PRC. A recurrence of an outbreak of SARS, avian flu, the H1N1 flu or any other similar epidemic, could cause a slowdown in the levels of economic activity generally, which could in turn adversely affect our results of operations.

Price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

Inflation in China has been increasing in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Because we conduct manufacturing and purchase raw materials from suppliers in China, price inflation increases the costs of labor and raw materials for manufacturing and risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Although we have started the process and will continue to gradually automate our production lines in order to reduce the impact of increases in labor cost in the long run, inflation in China may still weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct a significant portion of our business inside China through our various wholly-owned subsidiaries and are therefore subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties., which may limit legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

Rapid urbanization and changes in zoning and urban planning in China may cause our properties to be demolished, removed or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our operating facilities are located, the affected facilities may need to be demolished and removed. As a result, we may have to relocate our facilities to other locations. We have not experienced such demolition and relocation in the past, but we cannot assure you that we will not experience demolitions or interruptions of our operating facilities due to zoning or other local regulations. Any such demolition and relocation could cause us to lose primary locations for our operating facilities and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition may be materially and adversely affected.

Our operating subsidiaries in China are subject to legal limitations in paying dividends to us, which may restrict our ability to satisfy our liquidity requirement.

The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiaries are also required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50% of their respective registered capital. These reserves are not distributable as cash dividends. In addition, at the discretion of their respective board of directors, our PRC subsidiaries may allocate a portion of their after-tax profits to their respective staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Furthermore, if our PRC subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirement. Limitations on the ability of our PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including SAFE. To utilize the proceeds of any equity or debt offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loan from offshore companies to our PRC subsidiaries is subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, or FIEs, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

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

Under the previous Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FEIT Law, and the related implementation rules which was repealed on January 1, 2008, FIEs established in China was generally subject to enterprise income tax at a state tax rate of 33% on PRC taxable income. The PRC government had provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs were entitled to be exempted from foreign enterprise income tax for a 2-year period starting from their first profit-making year followed by a 50% reduction of foreign enterprise income tax payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China.

In March 2007, China enacted a new Corporate Income Tax Law of the PRC, or CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms.

With respect to income generated by assets acquired by JA Hebei through capital injection made during the fiscal years 2005 and 2006, JA Hebei has received approval from the relevant tax authorities for a two-year enterprise income tax exemption for 2006 and 2007, as well as a 50% enterprise income tax reduction for 2008, 2009 and 2010. With respect to income generated by assets newly acquired by JA Hebei through capital injection made during 2007, JA Hebei has received approval from the relevant tax authorities for a separate two-year enterprise income tax exemption for 2007 and 2008, as well as a 50% enterprise income tax reduction for 2009, 2010 and 2011. No tax holiday was granted with respect to the income generated by assets newly acquired by JA Hebei through capital injection made during 2008. In addition, in November 2010, JA Hebei was recognized as an advanced and new technology enterprise, or ANTE, under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. As the original approval certificate was obtained in 2011, JA Hebei used the above-mentioned 2-year-exemption-plus-3-year-50%-reduction holiday for capital injection made during 2007 for the year ended December 31, 2010. Under the CIT Law, where the transitional preferential CIT policies and the preferential policies prescribed under the CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. JA Hebei chose to enjoy the preferential income tax for an ANTE from January 1, 2011.

In August 2011, JA Yangzhou was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou has chosen to complete the above-mentioned 2-year-expemtion-plus-3-year-50%-reduction holiday for the overlapping period of 2011 and 2012.

In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. The ANTE status and preferential tax treatment will be reviewed by the government every three years.

However, we cannot assure you that JA Hebei, JA Yangzhou and JA Lianyungang’s current tax benefits will be extended upon expiration. If these tax benefits cannot be extended or otherwise become unavailable, the effective income tax rate of JA Hebei, JA Yangzhou and JA Lianyungang will increase significantly, and any increase of JA Hebei, JA Yangzhou’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

Various PRC governmental authorities have promulgated a series of laws and regulations to encourage the development of solar energy and other renewable energy, including Renewable Energy Law, Medium and Long-Term Development Plan for the Renewable Energy Industry, Golden Sun Demonstration Program, etc. Under these laws and regulations, financial incentive, such as national funding, preferential loans and tax preferential treatment is provided to the renewable energy industry. However, no assurance can be given that these incentives will not be reduced or eliminated altogether in the future. Any reduction or eliminations of governmental incentive policies will reduce demand for our solar power products and adversely affect our financial condition and results of operations.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the PRC State Administration of Taxation on April 22, 2009 sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the CIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

Dividends payable by us to our non-PRC holders of ordinary shares and ADSs and gain on the sale of our ADSs or ordinary shares may become subject to PRC taxes.

Under the CIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether we may be considered as a “resident enterprise” under the new CIT law. If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ordinary shares or ADSs, or the gain our shareholders may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC holders of ordinary shares and ADSs who are “non-resident enterprises,” or if our non-PRC holders of ordinary shares and ADSs are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of their investment in our ordinary shares or ADSs may be materially and adversely affected.

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

In October 2005, SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas, or Circular No. 75. According to Circular 75 and the relevant SAFE regulations, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company or another material change involving a change in the capital of the offshore company.

Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration with the local SAFE branch. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

A notice issued by SAFE on May 20, 2011, or Notice 19, further provides detailed provisions and requirements regarding the foreign exchange registration under Circular 75.  Under Notice 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity.  Moreover, any offshore entity which fails to comply with Circular 75 may remedy by making the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

PRC resident shareholders of our offshore companies that have made onshore investments in the PRC have completed the registration as required under Circular No.75 and are currently in the process of updating the registration to reflect the change of share ownership in some of our offshore companies. Historically, certain shareholders of Jinglong BVI, our largest shareholder, were imposed of administrative penalties by Hebei SAFE branch for failure to fully comply with the registration requirements of Circular No. 75. We cannot assure you that PRC resident shareholders of our offshore companies will continue to be in full compliance with the registration requirements under Circular No.75 in the future.

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

On August 8, 2006, six PRC government and regulatory authorities, including the MOFCOM, promulgated a rule entitled Interim Provisions on the Takeover of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was subsequently revised on June 22, 2009. The M&A Rules provide procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On December 25, 2006, the People’s Bank of China, issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from the SAFE or its authorized branch.

On February 15, 2012, the SAFE promulgated the Notice relating to Foreign Exchange Administration for PRC Residents Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for PRC Residents Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007. SAFE Notice 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or Domestic Company, including PRC citizens and foreign citizens who have resided in the PRC for one year or more, or PRC Residents. Under SAFE Notice 7, PRC Residents who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly listed company are required, through the Domestic Company or a PRC agent, or Domestic Agent, to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE within three business days of each quarter and is also required to complete foreign exchange cancellation procedures within twenty business days after termination of the stock incentive plan.

We have advised our employees and directors participating in the 2006 stock incentive plan to handle foreign exchange matters in accordance with Notice 7. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with Notice 7. PRC individuals and PRC companies in violation of Notice 7 will be punished by the SAFE, according to the Regulation of the People’s Republic of China on Foreign Exchange Administration, Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange and other regulations.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been volatile and may continue to be volatile.

The trading prices of our ADSs have been and may continue to be highly volatile and could fluctuate widely due to factors beyond our control. From the initial listing of our ADSs on the Nasdaq Global Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs have ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to the date of this annual report, the closing prices of our ADSs have ranged from US$1.23 to US$25.75 per ADS. The last reported trading price of our ADSs on April 27, 2012 was US$1.37 per ADS. This is due to broad market and industry factors, such as the anti-dumping and countervailing duty investigation in the U.S., the escalation of the European sovereign debt crisis since 2011, significant consumer subsidy reduction, the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, the market price of our ADSs may continue to fluctuate in response to factors including the following:

•                  changes in international trade policies;

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

•                  changes in the performance or market valuations of other photovoltaic technology companies;

•                  addition or departure of our executive officers;

•                  fluctuations in the exchange rate between the U.S. dollar and Renminbi;

•                  detrimental negative publicity about us, our competitors or our industry; and

•                  sales or perceived sales of additional ordinary shares or ADSs.

In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second and third quarters of 2011. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

Holders of our ADSs have fewer rights than holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs do not have the same rights of holders of our ordinary shares and may only exercise the voting rights attaching to the ordinary shares evidenced by our ADSs in accordance with the provisions of the deposit agreement. Under our most current memorandum and articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to cast vote with respect to any specific matter.  In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure you that holders of our ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as requested. In addition, an ADS holder, under such capacity, will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of our ADSs.

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

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

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

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than they would under U.S. law.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, our Board of Directors or our controlling shareholders than they would as shareholders of a U.S. public company.

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

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Although we do not believe that we were classified as a PFIC for the taxable year ended 2011, there is a significant risk that we will be classified as a PFIC for our current taxable year ending 2012 and future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce or are held for the production of active income.  A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years.  Accordingly, a U.S. Holder should, to the extent an election is available, consider making a “mark-to-market” election to avoid owning PFIC-Tainted Shares.  See the discussion under “Item 10.E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations” concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

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

In August 2006, we undertook a further restructuring by issuing shares of JA Solar to all existing shareholders of JA BVI in exchange for all of the shares that these shareholders held in JA BVI. As a result, JA BVI became a wholly-owned subsidiary of JA Solar. We completed our initial public offering in February 2007 and had our ADSs listed on the NASDAQ Stock Market.

Historically, we have primarily been engaged in the manufacturing and sales of solar cells. Since the fourth quarter of 2009, we have expanded our business to upstream silicon wafer manufacturing and downstream manufacturing and sales of solar modules. In addition, we further expanded our business into providing EPC services in the third quarter of 2011. We conduct our operations primarily through the following operating subsidiaries in China:

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

•             JA Yangzhou PV Engineering, incorporated in November 2009 in Yangzhou, Jiangsu Province. JA Yangzhou PV Engineering is engaged in providing EPC services;

•             JA Wafer R&D, incorporated in November 2010 in Lianyungang, Jiangsu Province. JA Wafer R&D is engaged in the research and development of silicon wafer technology;

•             JA Hefei Renewable Energy, incorporate in March 2011 in Hefei, Anhui Province. JA Hefei Renewable Energy is engaged in the manufacturing of solar power products;

•             JA Hefei Technology, incorporated in July 2011 in Hefei, Anhui Province. JA Hefei Technology is engaged in the manufacturing of solar power products.

In October 2011, we established JA Solar Investment China Co., Ltd. for general corporate and investment purposes.

In November 2011, we completed acquisition of 100% equity interest in Silver Age, which was 70% owned by Jinglong BVI, our largest shareholder, and 30% owned by an independent third party. Silver Age owns Solar Silicon Valley, a leading producer of mono-crystalline silicon wafer based in Yanjiao, Hebei Province, China.

The following diagram illustrates our corporate structure as of the date of this annual report.

Our principal executive offices are located at No. 36, Jiang Chang San Road, Zhabei, Shanghai, the People’s Republic of China.  Our telephone number at this address is (86) 21-60955999 and our fax number is (86) 21-60955727.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.jasolar.com. The information contained on our website is not part of this annual report.  Our agent for service of process in the United States is JA Solar USA. Inc., located at 860 Hillview Court, Suite 100, Milpitas, CA 95035.

B.                          BUSINESS OVERVIEW

Overview

Our primary business is to design, develop, manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety of uses. Historically, we primarily engaged in the manufacturing and sales of solar cells. In the fourth quarter of 2009, we expanded our business to the manufacturing and sales of solar modules as well as silicon wafer manufacturing. Our principal products are monocrystalline and multicrystalline solar cells but we also manufacture solar modules in a variety of standard and specialty. We sell our products mainly under the “JA Solar” brand name but also produces original equipment for manufacturers or customers under their brand names, also called OEM.

We began commercial manufacturing of solar cells in April 2006 and have since grown rapidly to become one of the world’s largest manufacturers of solar cells in 2011 (according to Solarbuzz, a California-based solar energy consultancy). By the end of 2011, we had a solar cell manufacturing capacity of 2.8 GW per annum. We manufacture solar cells from silicon wafers utilizing crystalline silicon technology, which converts sunlight into electricity through a process known as the photovoltaic, or PV, effect. Performance of solar cells is primarily measured by their conversion efficiency rate, the percentage that sunlight energy is converted into electricity. As of December 31, 2011, the average conversion efficiency rates of our monocrystalline and multicrystalline solar cells were 18.6% and 17.1%, respectively.

We expanded our business to the manufacturing and sales of solar module products in the fourth quarter of 2009. We now produce and sell a wide variety of module types that fulfill different requirements of our customers, from on-grid systems to off-grid systems, commercial use to industrial use and residential to public utility use. We also manufacture customized module products according to our customers’ and end-users’ specifications. As of December 31, 2011, we had a solar module manufacturing capacity of 1.2 GW per annum.

We also began manufacturing silicon wafers in the fourth quarter of 2009 to achieve more vertical integration. In 2011, we acquired Solar Silicon Valley through the acquisition of Silver Age to increase our silicon wafer manufacturing capacity. The silicon wafer manufacturing capability helps us to secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Currently we manufacture silicon wafers primarily as in-house supplies. As of December 31, 2011, we had a silicon wafer manufacturing capacity of 1 GW per annum.

We sell our solar cell and module products to module manufacturers, system integrators, project developers and distributors. Through our marketing efforts, we have developed a diverse customer base in various markets worldwide, including Germany, Italy, Spain, France, Bulgaria, the United States, Hong Kong, Japan, India, South Korea and China. In 2011, more than 48% of our total revenues were generated from sales to customers outside China and we have fostered strategic partnerships with many leading global solar power companies, such as Solar-Fabrik, GCL and MEMC/SunEdison. On the other hand, we have also developed cooperative relationships with some leading Chinese independent power producers or leading Chinese utility companies, such as China Power Investment Corporation, China Datang Corporation and China Guodian Corporation.  In addition to selling solar power products, we also provide silicon wafer and solar cell processing services to certain customers to maximize the utilization of our manufacturing capacity.

We have grown our sales rapidly since we began manufacturing solar power products in 2006. In 2009, 2010 and 2011, we sold 508.8 MW, 1.46 GW and 1.69 GW of solar power products, respectively. Our total revenues increased from RMB 3,778.6 million in 2009 to RMB 11,760.8 million in 2010, but decrease to RMB 10,732.9 million in 2011 due to significant decrease in average selling price of solar power products.

In an effort to further integrate vertically, we also began to provide EPC services in the third quarter of 2011. Expanding our business reach into the EPC services allows us to broaden our customer base and diversify our revenue stream. Our EPC team has experience in successfully completing EPC projects in China and intends to expand our services to other parts of the world as well.

Our Products and Services

We are primarily engaged in the design, development and manufacture of solar power products based on crystalline silicon technologies. We also offer solar product processing services to maximize the effective utilization of our manufacturing capacity. In addition, we also provide EPC services for solar power projects.

Solar Cells

Solar cells are our primary product. Solar cells are semiconductor devices that directly convert sunlight into electricity and are the most elementary component of a solar power system. Solar cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery.

We currently produce and sell a variety of monocrystalline and multicrystalline solar cells. In addition to conventional solar cells, we introduced a new type of cost effective and high efficiency monocrystalline solar cells in 2010, named “SECIUM”. With substantial better spectral response at short wavelengths, SECIUM solar cells have higher power output than conventional solar cells. In February 2011, we achieved a significant technology breakthrough for multicrystalline silicon solar cells with the introduction of our proprietary MAPLE technology. Our MAPLE technology was awarded the Annual Prize for Advances in Energy Technology at the third annual Energy Enterprises Summit Forum in November 2011 organized by the State-owned Assets Supervision and Administration Commission of the PRC State Council. Solar cells utilizing MAPLE technology feature silicon crystals that are broader, flatter and have fewer grain boundaries than traditional multicrystalline silicon cells, resulting in much improved conversion efficiency rate. MAPLE cells have achieved conversion efficiency rate of 18.5%, substantially higher than the average conversion efficiency rate for multicrystalline solar cells of approximately 16.8%, which is commonly known in the industry we operate in. With conversion efficiency rates similar to those of monocrystalline solar cells, MAPLE cells can be produced using lower-cost wafers with the cost similar to that of multicrystalline silicon wafers. MAPLE cells can be applied in a variety of form factors that maximize power output and reduce installation costs. We intend to optimize the manufacturing process and improve the conversion efficiency of both SECIUM and MAPLE cells through further research and development efforts.

Solar Modules

A solar module is an assembly of solar cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce both monocrystalline and multicrystalline solar modules ranging from 235W to 265W in power output, using our own high-quality solar cells. We now offer standard multicrystalline modules in a 60-cell form factor with power output of 240W to 250W. We also offer our proprietary MAPLE modules with power output of 255W to 260W.

Silicon Wafers

Silicon wafers are the most important raw materials for producing solar cells, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. Currently we produce multicrystalline silicon wafers with dimensions of 156*156mm and an average thickness of 180 microns and monocrystalline silicon wafers with dimension of 125*125mm and an average thickness of 185 microns.

Solar product processing

In order to maximize the effective utilization of our manufacturing capacity, we also provide solar product processing services to some of our customers who supply us with their own raw materials, such as polysilicon or silicon wafers, and we process these raw materials into silicon wafers, solar cells or solar modules that are sold back to them.

EPC

EPC is a series of services provided to independent power project developers, systems owners such as public utility companies, and our own project development business. Under the EPC arrangement, we design the photovoltaic system, deploy our solar modules, procure balance of system parts, construct the project, and connect the system to the grid. Depending on the customer needs and market opportunity, we may also provide any combination of the services defined within our EPC capacities.

Manufacturing Capacity and Facilities

We have rapidly expanded our manufacturing capacity since we began our commercial production of solar cells in 2006. As of December 31, 2011, our manufacturing capacities for solar cells, solar modules and silicon wafers were 2.8 GW, 1.2 GW and 1 GW per annum, respectively. We intend to maintain our annual manufacturing capacity for solar cells and silicon wafers at 2.8 GW and 1GW in 2012, respectively. We expect to expand the production capacities for solar modules to 2 GW by the end of 2012.

All of our manufacturing facilities are located in China and are owned by us through our wholly-owned subsidiaries. Our solar cell manufacturing facilities are located in Ningjin, Hebei Province and Yangzhou, Jiangsu Province. Our solar module manufacturing facilities are located in Fengxian, Shanghai and Hefei, Anhui Province, and our silicon wafer manufacturing facilities are located in Lianyungang, Jiangsu Province and Yanjiao, Hebei Province. The table below sets forth certain information regarding our current and planned manufacturing capacity in our various manufacturing facilities:

Product	Facilities location	Rated manufacturing capacity per annum in 2011 (in MW)	Rated manufacturing capacity per annum expected in 2012 (in MW)
Solar cell	Ningjin, Hebei	1,200	1,200
	Yangzhou, Jiangsu	1,600	1,600
	Total Rated Capacity	2,800	2,800
Solar module	Fengxian, Shanghai	1,200	1,500
	Hefei, Anhui	0	500
	Total Rated Capacity	1,200	2,000
Silicon wafer	Lianyungang, Jiangsu	500	500
	Yanjiao, Hebei	500	500
	Total Rated Capacity	1,000	1,000

We plan to increase the manufacturing capacities at the above facilities by adding new manufacturing lines in response to growing demand for our solar power products and expect to incur capital expenditures of approximately RMB 1.1 billion in 2012 accordingly.

In addition, in February 2011, we entered into an investment agreement with the Management Committee of Hefei High-Tech Industrial Development Zone, or Hefei Committee, in relation to the establishment and development of the Hefei manufacturing center. Under this agreement, we agreed to develop an integrated solar power product manufacturing center in the Hefei High-Tech Industrial Development Zone, with a long-term target manufacturing capacity of 3 GW of solar power products, including silicon wafer, solar cells and solar modules. We have established JA Hefei Renewable Energy and JA Hefei Technology in March 2011 and July 2011, respectively. The first phase of construction is expected to commence production by the second quarter of 2012.

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

Silicon Wafers

Currently we produce both multicrystalline and monocrystalline silicon wafers. Our production process with multicrystalline silicon wafers starts with producing multicrystalline ingots from polysilicon in multicrystalline furnaces through a casting process. The multicrystalline ingots are then cut into pre-determined sizes. After a testing process, multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by high-precision cutting techniques. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants and then packed and transferred to our solar cell production facilities.

Our production process with monocrystalline silicon wafers starts from inspecting squared monocrystalline ingots from our suppliers. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. After inserting into frames, the wafers are cleaned to remove debris from the previous processes and then dried. Finally, the wafers are inspected for contaminants and then packed and transferred to our solar cell production facilities.

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

Polysilicon and Silicon Wafers

The basic raw material for producing solar cell and module products is silicon wafers, which are sliced from crystalline ingots developed from melted polysilicon. As such, polysilicon is an essential raw material in the manufacturing of silicon wafers, including our own wafer production. Historically, through the first half of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry, caused rapid escalation of polysilicon prices and an industry-wide silicon shortage. However, during the second half of 2008 and the first half of 2009, polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction. As the demand for solar power products significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of polysilicon has been rising since the second half of 2010. However, due to an industry-wide oversupply, polysilicon prices fell substantially again, particularly in the fourth quarter of 2011.We expect prices of polysilicon continue to fluctuate in the near future.

We procure silicon raw materials through a combination of long-term supply contracts and spot market purchases. With the rapid and aggressive expansion of our production capacities in 2010 and 2011, we anticipate to enter into additional long-term supply contracts as well as obtain silicon raw materials from the spot market to supplement supplies under our existing long-term supply contracts. The unit prices of silicon wafers and polysilicon under our long-term supply contracts were either fixed or fixed during an initial period of several months, after which, the prices would be determined by further negotiations. We have completed re-negotiations on various terms of our supply agreements with certain of our suppliers and are continuing to engage in discussions with our other various suppliers to re-adjust the pricing, prepayment, quantity, delivery and other terms of our existing supply agreements to better reflect current market conditions.

We have entered into major long-term supply contracts with the following polysilicon or silicon wafer suppliers, all of which have prepayment requirements:

•                  Hebei Jinglong, a related party of our company. The supply contract with Hebei Jinglong is for silicon wafers and has a delivery term from July 2006 to December 2010, which automatically extended for another three years until the end of 2013.

•                  Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., an affiliate of GCL. The supply contracts with GCL are for silicon wafers and polysilicon and have a delivery term from 2008 to 2015. We have also agreed with GCL in principle to enter into supply arrangements for the years 2016 to 2020, terms of which are subject to further negotiation.

•                  Zhejiang Yuhui Solar Energy Source Co., Ltd., an affiliate of ReneSola. The supply contracts with ReneSola are for both monocrystalline and multicrystalline silicon wafers and have a delivery term from 2008 to 2013.

•                  Wacker Chemie AG. The supply agreements with Wacker are for polysilicon and have a delivery term from 2009 to 2016.

•                  OCI Company Ltd., or OCI. The supply agreement with OCI is for polysilicon and has a delivery term from 2012 to 2018.

•                  Hemlock Semiconductor Pte. Ltd., or Hemlock. The supply agreement with Hemlock is for polysilicon and has a delivery term from 2013 to 2020.

Other Raw Materials

We use metallic pastes as raw materials in our solar cell production process. Metallic pastes are used to form the grids of metal contacts that are printed on the front and back surfaces of the solar cells through screen-printing to create negative and positive electrodes. In addition, we use ethylene vinyl acetate, tempered glass, aluminum frames and other raw materials in our solar module production process. We seek to maintain active relationships with multiple suppliers for each of these auxiliary raw materials, and we believe we can readily find alternative sources of supply on terms acceptable to us if any of our current suppliers cannot meet our requirements.

Utilities

We consume a significant amount of electrical power and water in our production of solar power products. We have obtained the necessary approvals and/or permits from the relevant PRC governmental authorities for our water and electricity usage in our existing manufacturing and research and development centers.

Quality Assurance and Certifications

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of product quality and compliance with the our internal production benchmarks. We have also received CE and TÜV certifications for all of our solar modules sold in Europe and UL certifications for all solar modules sold in the United States. As part of our effort to be a clear technology leader in the solar power industry, in December 2011, we entered into a strategic cooperative agreement with TÜV SÜD. With TÜV SÜD’s support, we will establish at our Fengxian facility a world-class testing center, which will be qualified to conduct IEC61215/613730 testing. As part of the process of establishing the center, TÜV SÜD has already awarded TMP (Testing at Manufacturers’ Premises) certification to our in-house laboratory, which is the sole TMP laboratory of TÜV SÜD worldwide in the photovoltaic industry. The TMP qualification will enable us to complete our product certification more quickly and will lead to improved cost efficiencies. In February 2012, we jointed Intertek’s “Satellite Program” to strengthen cooperation in the fields of quality, safety and ecology, the designation by Intertek as a “Satellite Program” certified laboratory is a professional recognition of our quality management system, and enables us to become more independent in controlling our product testing and certification processes, thereby significantly improving the product operating cycle and helping us further strengthen our leadership in product quality.

The following table sets forth the certifications we have received and major test standards our products and manufacturing processes have met:

Date	Certification and Test Standard	Relevant Product or Process
29 November 2007	ISO 9001: 2008	JA Hebei’s quality management system in designing, manufacturing and sale of solar cells
29 November 2007	ISO 14001: 2004	JA Hebei’s environmental management system in designing, manufacturing and sale of solar cells
29 November 2007	OHSAS 18001: 2007	JA Hebei’s safety management system in designing, manufacturing and sale of solar cells
8 May 2009	ISO 9001:2008	JA Yangzhou’s quality management system in designing, manufacturing and sale of solar cells
8 May 2009	ISO 14001: 2004	JA Yangzhou’s environmental management system in designing, manufacturing and sale of solar cells
8 May 2009	OHSAS 18001: 2007	JA Yangzhou’s safety management system in designing, manufacturing and sale of solar cells
28 April 2009	ISO 9001:2008	JA Fengxian’s quality management system in designing, manufacturing and sale of solar modules
15 November 2010	ISO 14001: 2004	JA Fengxian’s environmental management system in designing, manufacturing and sale of solar modules
15 November 2010	OHSAS 18001: 2007	JA Fengxian’s safety management system in designing, manufacturing and sale of solar modules
25 July 2011	ISO 9001:2008	JA Donghai’s quality management system in designing, manufacturing and sale of solar cells
25 July 2011	ISO 14001: 2004	JA Donghai’s environmental management system in designing, manufacturing and sale of solar cells
25 July 2011	OHSAS 18001: 2007	JA Donghai’s safety management system in designing, manufacturing and sale of solar cells

Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance to ensure the high quality of our solar power products. During the manufacturing process, we continuously monitor the quality of our products in process by following procedures including: (i) automatic monitoring and sorting system based on measurement of the efficiency level, breakage rate, and purity level of solar products and (ii) manual inspection of the surface outlook of solar cells. If any solar power product is damaged, defective, or does not meet other quality standards, it will be removed during the monitoring process.

We have a strong equipment maintenance team with well-trained personnel to oversee the operation of our manufacturing lines to avoid any unintended interruption, and to minimize the regular down time, of such manufacturing lines. To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with regular job training.

Markets and Customers

We sell our solar cell and module products primarily to module manufacturers, system integrators and project developers, and to a lesser extent, to distributors. We have developed a diverse customer base in various markets worldwide, including Germany, Italy, Spain, France, Bulgaria, the United States, Japan, India, South Korea and China. We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally does not require collateral. We maintain an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer credit worthiness and current economic trends. We plan to continue to expand our direct sales both internationally and domestically as well as to establish long-term relationships with existing customers to develop a loyal customer base.

Historically, we sold a significant portion of our products to customers in China. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2009, 2010 and 2011, approximately 26.2% ,48.9% and 48.3% of our total sales revenues were generated from customers outside China, respectively. Our significant customers include Solar-Fabrik, GCL and MEMC/SunEdison.

The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2009	2010	2011
	(RMB in millions)
China	2,789.8	6,010.4	5,546.7
Outside China
Germany	396.9	2,127.0	2,110.8
Rest of the world	591.9	3,623.4	3,075.4

Total revenues	3,778.6	11,760.8	10,732.9

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

We sell our products primarily under two types of arrangements:

•             Sales contracts with module manufacturers for the sale of solar cells, and with systems integrators, project developers and distributors for the sale of solar modules. We deliver solar power products according to pre-agreed schedules set forth in purchase orders. We require prepayment prior to shipping under some of our sales contracts, we also extend credit terms under some of our sales contracts depending on the general market condition and credit worthiness of customers.

•             OEM/tolling manufacturing arrangements. Under these arrangements, we purchase polysilicon or silicon wafers from customers, and then sell solar cell or solar module products back to the same customers, who then sell those products under their own brands. In addition, we have been using our own solar cells to make modules for a limited number of strategic customers who brand the finished solar module products with their own labels.

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

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2011, we had a total of 48 issued patents and 30 pending patent applications in China as well as 1 pending patent application in the United States.

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

We maintain trademark registrations in China, including the Chinese characters “晶澳” of our name and “JA Solar”. As our brand name is becoming more recognized in the solar power market, we are working to increase, maintain and enforce our rights in our trademark portfolio, such as “JingAo”, “SECIUM” and “赛秀”, the protection of which is important to our reputation and branding.

We have not had any material intellectual property claims against us since our inception.

Competition

The solar power market is intensely competitive and rapidly evolving. As we build out our solar module and wafer manufacturing capacity to become more vertically integrated, we mainly compete with integrated manufacturers of solar power products such as Suntech Power Holdings Co., Ltd., Trina Solar Limited and Yingli Green Energy as well as specialized manufacturers of solar cells, such as Motech Industries Inc., Gintech Energy Corp., and Neo Solar Power Corp. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Some of our competitors have become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration for a longer period than we do. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new photovoltaic technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

On December 26, 2009, China revised its Renewable Energy Law, which originally became effective on January 1, 2006. The revised Renewable Energy Law became effective on April 1, 2010 and sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

On September 4, 2006, China’s Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the Ministry of Finance will arrange special funds to support the application of renewable energy systems in building structures, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds. On March 8, 2011, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly released the Notice on Further Application of Renewable Energy in Building Construction to increase the utilization of renewable energy in buildings.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the promotion of solar photovoltaic applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, a subsidy of RMB20 per kilowatt-peak, or kWp, covering BIPV applications installed on or after March 23, 2009 was set for 2009.

The solar power industry ranked prominently in the revised Guidelines of Prioritized Hi-tech Industrialization Areas promulgated by the NDRC, the Ministry of Science and Technology, the Ministry of Commerce, State Intellectual Property Office and the Ministry of Industry and Information Technology on June 23, 2011.

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

On September 26, 2009, the PRC State Council approved and circulated the Opinions of National Development and Reform Commission and other Nine Governmental Authorities on Restraining the Manufacturing Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon manufacturing capacity in China has exceeded demand and adopted a policy to impose more stringent requirements on the construction of new facilities for manufacturing polysilicon in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with downstream solar product manufacturers to expand their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business.

On October 10, 2010, the PRC State Council promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

In March 2011, the National People’s Congress approved the Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promote the development of renewable energy and enhance the competitiveness of the renewable energy industry. Accordingly, in January 2012, the Ministry of Industry and Information Technology and the Ministry of Science and Technology promulgated the detailed Twelfth Five-Year Special Plans respectively regarding the new materials industry and the high-tech industrialization to support the development of the PRC solar power industry.

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item.

On July 24, 2011, the NDRC issued the Notice on Improvements to the Feed-in Tariff Policy for On-grid Solar Power Generation to provide a unified national standard tariff price for solar power generation. Pursuant to this notice, non-tendered projects are required to implement the unified national standard tariff price, while tendered projects are required to implement the tender price not higher than the national standard unified tariff price. The NDRC indicates that it will adjust the national standard tariff price in the future based on changes in investment costs and technical progress, among other factors. According to this notice, the national standard tariff price will bolster the adoption of the photovoltaic applications in China and benefit the solar power industry. The implementation rules for this notice have not been issued yet.

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

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

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

Combinations resulting in fair competition are encouraged in the AML. However, it is an infringement when a company with a “dominant market position” abuses its power by taking actions that restrict or eliminate competition. Behavior that may be considered as an abuse of power includes selling goods at unfairly high or low prices, selling goods below cost without a justified reason, refusing to deal with another party without justified reasons, requiring another party to trade exclusively without justified reasons, certain tying arrangements, and unjustified discriminatory pricing. The abovementioned regulations make it possible that our mergers and acquisitions in the PRC will be subject to review by PRC government authorities.

Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments shall be repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the SAFE, unless otherwise provided.

In addition, another notice issued by the SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

C.                          ORGANIZATIONAL STRUCTURE

For a description of our organizational structure, See “Item 4. Information on the Company — A. History and Development of the Company.”

D.                          PROPERTY, PLANTS AND EQUIPMENT

We own our principal executive office building (approximately 12,695 square meters) located in Zhabei, Shanghai, which has been pledged to secure a long-term bank loan. In addition, we own and lease factory and office space in various locations around the world in connection with our operations. We believe that our existing facilities, together with the facilities under construction and to be constructed under our current plans, are adequate for our current requirements. The following table sets forth a summary of our material properties as of December 31, 2011:

Location	Space (in square meters)	Usage of Property	Owned or Leased	Encumbrance
Ningjin, Hebei	106,582	Factory	Leased	None
Yangzhou, Jiangsu	466,200	Factory and R&D center	Owned	None
Fengxian, Shanghai	204,262	Factory	Owned	None
Lianyungang, Jiangsu	219,909	Factory and R&D center	Owned	None
Hefei, Anhui	379,616	Factory	Owned	None
Yanjiao, Hebei	109,388	Factory	Leased	None

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

We derive revenues primarily from sales of solar cell and module products to module manufacturers, system integrator, project developers and distributors. For the year ended December 31, 2011, our total revenues and net loss were RMB 10.7 billion and RMB 564.3 million, respectively.

Factors Affecting our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

•                  Industry Demand.  Demand for solar power products is critical to our business and revenue growth. The solar power market has grown significantly in recent years. Our business and revenue growth were primarily driven by industry demand and our ability to retain existing customers, attract new customers and expand our manufacturing capacity at the same time. Global industry demand experienced a sharp decline from the second half of 2008 to the third quarter of 2009 due to unfavorable economic conditions globally, coupled with increased manufacturing capacity and decreased prices of solar power products. Although solar power industry demand has progressively revived since the fourth quarter of 2009 and throughout the course of 2010 in our key markets including Germany, Italy, the rest of Europe, China, as well as other national economies, the European sovereign debt crisis since 2011 as well as reductions in feed-in tariff in various European countries have again impeded the growth in these markets. The demand in the U.S. market for solar power products manufactured in China was also substantially circumvented by the anti-dumping and countervailing duty investigation initiated by the U.S. DOC and ITC in October 2011 and the growth prospect is unclear while the investigation is still going on and no final decision has been reached yet. In view of the foregoing, the growth prospects still have a great level of uncertainty and trade policy change can occur unexpectedly, which could temporarily lead to fluctuations in industry demand for solar power products including ours.

•                  Government Subsidies and Economic Incentives. The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power substantially exceeds the cost of electricity generated from conventional or non-renewable sources of energy. Various governments such as those of Germany, Spain, Japan, the United States, Italy, Bulgaria, Belgium and China have used different policy initiatives, such as capital cost rebates, feed-in tariffs, tax credits, net metering, to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, Germany, our largest solar power products market in 2011, has continued to introduce cuts in feed-in tariff since 2010, after installations in the market exceeded government expectation in 2009 and in the following years. Spain was the largest PV market in the world in 2008, but the introduction of various legislation to the PV industry has significantly reduced the market size in Spain. Several other countries, including France, Greece and Belgium has continued to reduce their feed-in tariffs as well as other incentive measures in 2011 and the first quarter of 2012. Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in our major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany and Spain, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels.  Our sales of solar modules and offering of EPC services in China are expected to benefit from the recently promulgated PRC laws, regulations and government policies regarding solar energy and other renewable energy, such as Golden Sun Demonstration Program, Notice on Improvements to the Feed-in Tariff Policy for On-grid Solar Power Generation, which are intended to provide incentives or otherwise encourage the development of the solar or other renewable energy sector in China.

•                  Capacity Utilization.  We have rapidly expanded our manufacturing capacity recently. Our total solar cell annual manufacturing capacity increased from 800 MW in 2009 to 2.1 GW in 2010 and to 2.8 GW in 2011. Our silicon wafer manufacturing capacity and solar module manufacturing capacity also increased from 300 MW and 500 MW in 2010 to 1 GW and 1.2 GW in 2011, respectively. We intend to maintain our annual manufacturing capacity for silicon wafers and solar cells at 1 GW and 2.8 GW in 2012, respectively, and we expect our manufacturing capacity for solar modules will increase to 2 GW by the end of 2012 and such expansions will increase our revenues as our output and sales volume increase. As a consequence of our increased investment in plant and equipment and increased production scale, we expect that our costs of revenues, including depreciation and amortization costs, will also increase. If we are able to maintain satisfactory facility utilization rates and productivity, our manufacturing capacity expansion will enable us to reduce our unit manufacturing costs through economies of scale, as fixed costs are allocated over a larger number of units of output. Moreover, manufacturers with greater scale are in a better position to obtain price discounts from silicon feedstock suppliers and may therefore obtain a greater market share of solar power products by selling at more competitive prices. Our ability to achieve satisfactory utilization rates and economies of scale will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

•                  Pricing of Our Solar Power Products.  The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. The average selling price of our solar cells was approximately RMB 9.0, RMB 8.7 and RMB 5.7 per watt for the years ended December 31, 2009, 2010 and 2011, respectively. Although the demand for solar power products has increased since the fourth quarter of 2009, the average selling price of our solar cells continued to decline slightly in 2010 due to prevailing market conditions. The average selling price of our solar cells continued to decline in 2011 due to an industry-wide oversupply. We began selling solar modules in the fourth quarter of 2009 and the average selling price of our solar module products was RMB 11.6 and RMB 8.7 per watt in 2010 and 2011 due to an industry-wide oversupply. We expect the prices of solar power products, including our own products, will continue to decline over time to due to increased supplies, reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity.

•                  Changing Product Mix.  We began vertically integrating our business by expanding our production capabilities to manufacture both upstream silicon wafers and downstream solar modules in the fourth quarter of 2009. Integrating wafer production capability may help reduce our cost of silicon raw materials for our solar cell and module production. As we ramp up and further expand our wafer manufacturing capacities, we expect to capture the cost efficiencies of a more vertically integrated production process. In addition, expansion to downstream solar module production has changed our product mix. Each of solar cells and solar modules represents a separate stage of the solar power production chain, with each involving different production processes, costs and selling prices. Prior to 2010, our sales consisted almost entirely of solar cells. As we began marketing and selling solar module products in the fourth quarter of 2009, the sale of solar modules has accounted for 25.2% of our total shipments and 34.6% of our total revenues for the year ended December 31, 2011, respectively. We expect that our operating results for future periods will continue to be influenced by the change of our product mix.

•                  Price of Silicon Wafers and Related Raw Materials.  The success of our business and our growth strategy depends heavily on acquiring a supply of polysilicon and silicon wafers at commercially reasonable prices and terms that is consistent with our existing and planned manufacturing capacity. We have entered into prepaid long-term supply contracts with suppliers like Jinglong Group, GCL and OCI where, in some instances, these agreements provide for fixed pricing, substantial prepayment obligations and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. We also purchase silicon wafer and polysilicon from the spot market to meet our expanded manufacturing capacity. The availability and pricing of silicon wafers and polysilicon will affect results of operations.

•                  Technology Improvement.  The advancement of manufacturing technologies is important in increasing the conversion efficiency of solar cells and reducing the production costs of solar power products. Higher conversion efficiency, together with low cost per watt, generally leads to higher revenues from sales of solar power products. As a result, solar power companies, including us, are continuously developing advanced process technologies to improve the conversion efficiency of solar cells while reducing costs to maintain and improve profit margins.

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

Revenue recognition

Revenue recognition for solar modules, solar cells and other products (hereafter “solar products”)

We recognize revenue from the sale of solar products when the goods are delivered and title and risk of loss transfer is passed to the customers. We sell our solar products at agreed upon prices to our customers, which reflect prevailing market prices.

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

•                  For EX Works, or EXW, terms, which mean that a seller has the goods ready for collection at its premises (works, factory, warehouse, plant), the contract specifies that the risks are assumed by the customer when the customer picks up the goods from our warehouse, at which time revenue is recognized. For FOB shipping point terms, the contract specifies that the customer takes title to the goods and is responsible for all risks and rewards of ownership once products are over shipping rail at the named loading port from our premises, at which time revenue is recognized. For CIF terms, we pay the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk/rewards of ownership of the goods is passed to the buyer according to each of the contract term, which is defined in each contract. The point of delivery could be at the port of shipping, or it could also be when the goods arrive at the named port of destination. When title to the goods transfers at the port of shipping, the beneficiary of the insurance is the buyer and we have no obligations to the buyer if goods are damaged during shipping. Revenue is therefore, recognized when the title to and risk/rewards of ownership of the goods is passed to the buyer which is at port of shipping or port of destination, depending on the terms of the contract.

•                  Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

•                  For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Revenue recognition for solar product processing

We provide solar product processing services to customers with their own wafer/polysilicon supplies. Under certain of these solar product processing service arrangements, we purchase raw materials from a customer and agree to sell a specified quantity of solar products produced from such materials back to the same customer. We record revenues from these processing transactions on a net basis, recording revenues based on the amount received for solar products sold less the amount paid for the raw materials purchased from the customer.

Revenue recognition for engineering, procurement and construction services

We recognize revenue using the percentage of completion method for systems integration projects for which the Group provides EPC services under the EPC contracts. We estimate our revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. We use this method because management considers costs incurred to be the best available measure of progress on these contracts and management believes it has the ability to reasonably estimate and track costs. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. No contract losses were recorded in the years ended December 31, 2009, 2010 and 2011.

Fair Value of Financial Instruments

We estimate the fair value of our financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information we obtain from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in our estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss.

Allowance for doubtful accounts.  Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. We had a balance of RMB 41.1 million, RMB 7.0 million and RMB 32.6 million for doubtful accounts as of December 31, 2009, 2010 and 2011. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

Short-term and long-term advances to suppliers.  We provide short-term and long-term advances to secure our raw material needs, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will seek to recover our advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return our advances. We recorded RMB 52.0 million, RMB 87.9 million and RMB 94.2 million for potential losses against supplier advances as of December 31, 2009, 2010 and 2011. If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required.  Recoveries of the allowance for advances to supplier are recognized when they are received. We classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and our ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers.

Inventories.  Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously written down are eventually sold. As of December 31, 2010 and 2011, the provision balance for inventories was RMB 133.2 million and RMB 223.3 million, respectively.

In addition, we analyze our purchase commitments, which primarily consist of long-term fixed price polysilicon purchase agreements, at each period end.  Provision, if any, is made in the current period if the anticipated inventories cost from future execution of such purchase agreements is in excess of market value. There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2009, 2010 and 2011.

Impairment of long-lived assets.  We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.  For the years ended December 31, 2009, 2010 and 2011, we wrote down the carrying value of long-lived assets in the amount of RMB 18.0 million, RMB 47.3 million and RMB 303.1 million, respectively.

Share-based compensation.  In accordance with ASC 718, Compensation-Stock Compensation, we measure the costs of employee services received in exchange for share-based compensation at the grant date fair value of the award.

We recognize the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.  For the stock options granted in the years ended December 31, 2009, 2010 and 2011 we used the forfeiture rate of 0%, 7.70% and 9.79%, respectively.

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

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations. In the years ended December 31, 2009, 2010 and 2011, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

We recorded valuation allowances to reduce our net deferred tax assets to the amount of RMB 49.0 million, RMB 76.2 million and RMB 202.2 million as of December 31, 2009, 2010 and 2011, respectively. We have adopted the provisions of ASC 740, Income Taxes. We have performed assessment on our tax positions related to ASC 740, and concluded that the adoption of ASC 740 did not have any material impact on our financial position as of December 31, 2011.

Product warranties.

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with a 10 years warranty for defects in materials and workmanship and a 10 to 25 years warranty against declines of more than 10% and 20%, respectively, of the initial minimum power generation capacity at the time of delivery. In addition, we usually provide the same warranty for solar modules assembled for third party OEM customers. We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. We accrue 1% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and include that amount in our cost of revenues. We also separately accrue specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment. Due to limited warranty claims to date, we accrue the estimated costs of warranties based primarily on our own history, industry data and an assessment of our competitors’ accrual history. Through our relationships with, and management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, we believe that accruing 1% of our net revenues from sales of solar modules as general warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Investments.

We account for short-term investments in accordance with ASC 320, Investments-Debt and Equity Securities. We classify short-term investments in debt and equity securities as “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in investment income. We do not have short-term investments as of December 31, 2010 and 2011.

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

Investments in entities where we do not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Investment in a joint venture is accounted for by the equity method of accounting as we have the ability to exercise significant influence but do not own a majority equity interest. Under the equity method of accounting, our share of the investee’s results of operations is included in equity gain/(loss) for the investee in our consolidated statements of operations. Unrealized gains on transactions between us and the joint venture are eliminated to the extent of our interest in the joint venture, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  When our share of losses in the joint venture equals or exceeds our interest in the joint venture, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the joint venture.

We review our investment in the joint venture to determine whether a decline in fair value below the carrying value is other- than-temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below our carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, changes in valuation subsequent to the balance sheet date and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. There were no impairment losses for our investment in the joint venture in the year ended December 31, 2011.

Business combination

We account for business combinations under the acquisition method in accordance with ASC 805, Business Combinations. We measure consideration transferred as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. We expense the costs directly attributable to the acquisition as incurred. We measure identifiable assets, liabilities and contingent liabilities acquired or assumed separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. We record the excess of the (i) the fair value of consideration transferred fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquire is less than the fair value of the net assets of the entity acquired, we recognize the difference, a bargain purchase, as a gain directly in the statements of operations.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment.  The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. (See also “Notes to Consolidated Financial Statements — 3.  Acquisition of Solar Silicon Valley.)

In November 2011, we completed the acquisition of Solar Silicon Valley at the consideration of RMB 359.0 million, while the estimated fair value of Solar Silicon Valley’s net assets acquired was RMB 546.4 million. We recorded the excess of the fair value of net assets of Solar Silicon Valley, over the total purchase consideration, amounting to RMB 187.4 million as other income for the year ended December 31, 2011.

Accounting for share lending arrangement and discontinued operation

On January 1, 2010, we adopted ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, which requires an entity that enters into an equity-

classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. (See also “Notes to Consolidated Financial Statements — 16.  Senior Convertible Notes.)

In December, 2010, we decided to discontinue the PV power plant business (See also “Notes to Consolidated Financial Statements — 22. Discontinued operations). Consequently, the results of the Korean business for all periods presented were reclassified to income/(loss) from discontinued operations, net of tax in accordance with ASC 205, Presentation of Financial Statements.

Revenues

Our revenues for the years ended December 31, 2009, 2010 and 2011 and as a percentage of our total revenues over the same period are as follows:

	Year ended December 31,
	2009		2010		2011
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Solar modules to third parties	82.6	2.2%	2,510.6	21.3%	3,709.3	34.6%
Solar cells and other products to third parties	3,283.9	86.9%	8,023.9	68.2%	6,151.1	57.3%
Solar cells and other products to related parties	5.2	0.1%	160.4	1.4%	71.7	0.7%
Engineering, procurement and construction to third parties	—	—	—	—	146.5	1.4%
Solar product processing to third parties	406.9	10.8%	1,065.9	9.1%	654.3	6.0%
Total Revenues	3,778.6	100.0%	11,760.8	100.0%	10,732.9	100.0%

We derive revenues primarily from the sale of solar cell and module products to module manufacturers, system integrators, project developers and distributors. We have increased the number of our overseas customers and expanded our overall customer based since 2007. For the years ended December 31, 2009, 2010 and 2011, approximately 26.2%, 48.9% and 48.3% of our total sales were to customers outside China, respectively. For the years ended December 31, 2009, 2010 and 2011, sales to our largest customer represented approximately 11.4%, 7.5% and 7.3% of our total revenues, respectively; and sales to our three largest customers represented approximately 29.2%, 19.4% and 19.4% of our total revenues, respectively. Our three largest customers were all unrelated third parties. Sales to our top ten customers accounted for approximately 55.5%, 49.8% and 40.4% of total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

We sold approximately 1.08 GW of solar cells in 2011, compared to approximately 1.24 GW in 2010. The decrease of sales volume was due to change of our product mix to produce more solar modules. The average selling price of our solar cell products declined from RMB 8.7 per watt in 2010 to RMB 5.7 per watt in 2011 due to an industry-wide oversupply coupled with the European sovereign debt crisis in 2011. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies, reduced manufacturing costs and industry pursuit to grid cost parity with traditional forms of electricity.

For the year ended December 31, 2011, our revenues from sales of solar modules amounted to approximately RMB 3,709.3 million, or 34.6% of our total revenues. We sold approximately 426.9 MW of solar modules in 2011, compared to 217.5 MW in 2010. The increase of sales of solar modules was primarily due to the change of our product mix to produce more solar modules. We accrued 1.0% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and separately accrued specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment and include that amount in our cost of revenues. Because we have limited warranty claims to date, we accrue the estimated costs of warranties based primarily on our own history, industry data and an assessment of our competitors’ accrual history.

For the year ended December 31, 2011, our revenues included revenues from engineering, procurement and construction services, which amounted to approximately RMB146.4 million, or 1.4% of our total revenues. We provide engineering, procurement and construction services to Chinese project owners, most of whom are utility companies and independent power generators.

For the year ended December 31, 2011, our revenues also included revenues from solar product processing services, which amounted to approximately RMB 654.3 million, or 6.0% of our total revenues. We provide solar production processing services to customers who have their own raw material supplies, including polysilicon and wafers. We provide solar product processing services to customers mainly to utilize our excess production capacities when our polysilicon or wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities.

Cost of Revenues and Operating Expenses

For the year ended December 31, 2011, our cost of revenues and our operating expenses as a percentage of our total revenues were 95.7% and 8.2%, respectively, as compared to 78.3% and 4.8%, respectively, for the year ended December 31, 2010, and 87.3% and 10.3%, respectively, for the year ended December 31, 2009. Our cost of revenues primarily consists of silicon wafers, other direct raw materials and other cost of revenues. The following table sets forth the amounts of our cost of silicon wafers and other cost of revenues and each of them as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Silicon wafers	2,546.0	77.2%	6,424.3	69.7%	6,614.9	64.4%
Other	750.5	22.8%	2,790.1	30.3%	3,656.7	35.6%

Total cost of revenues	3,296.5	100.0%	9,214.4	100.0%	10,271.6	100.0%

Silicon wafers.  Silicon wafers are the most important raw material of our solar power products. For the years ended December 31, 2009, 2010 and 2011, cost of silicon wafers accounted for approximately 77.2%, 69.7% and 64.4% of our cost of revenues, respectively. The decrease in percentage of silicon wafer cost in cost of revenues is primarily due to the decrease in the price of polysilicon. We expect that the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the foreseeable future despite the expected continuous decrease of the price of silicon wafers and polysilicon.

Other.  Other cost of revenues consists primarily of other direct raw materials used in the manufacturing of solar power products, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses, overhead expenses, as well as outsourcing costs and warranty expenses. For the years ended December 31, 2009, 2010 and 2011, other cost of revenues accounted for approximately 22.8%, 30.3% and 35.6% of our cost of revenues, respectively. The increase in percentage of other cost in cost of revenues from 2010 to 2011 is primarily attributable to the rising labor cost in 2011 and the increase of depreciation expense.

Our operating expenses consist of selling, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses and each of them as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Selling, general and administrative expenses	325.2	83.8%	457.8	80.5%	509.8	57.8%
Research and development expenses	45.1	11.6%	63.8	11.2%	68.9	7.8%
Impairment loss for property, plant and equipment	18.1	4.6%	47.3	8.3%	303.1	34.4%

Total operating expenses	388.4	100.0%	568.9	100.0%	881.8	100.0%

Selling, general and administrative expenses.

Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, share-based compensation, business travel expenses and professional services expenses. Our selling, general and administrative expenses accounted for 83.8%, 80.5% and 57.8% of our total operating expenses for the years ended December 31, 2009, 2010 and 2011, respectively. We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base in China and abroad. We also expect general and administrative expenses to increase in absolute terms as a result of the expansion of our business.

In 2009, 2010 and 2011, we granted options to purchase 1,013,000, 1,650,000 and nil ordinary shares, respectively, to a number of our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Option Plans.” Our share-based compensation expenses relating to our option grants and stock awards have had a material and adverse effect on our reported earnings for the years ended December 31, 2009, 2010 and 2011. We recognized a share-based compensation charge of RMB 96.2 million, RMB 71.8 million and RMB 40.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. The above charges are net of forfeiture reversal amounts of RMB nil, RMB 4.16 million and RMB 0.5 million for the years ended December 31, 2009, 2010 and 2011, respectively. Share-based compensation expenses are amortized over the vesting period of these options ranging from two to four years starting from the grant date.

Research and development expenses

Research and development expenses primarily consist of research materials, compensation and benefits for research and development personnel. Research and development expenses are expensed when incurred. Our research and development expenses accounted for 11.6%, 11.2% and 7.8% of our total operating expenses for the years ended December 31, 2009, 2010 and 2011, respectively. We believe that research and development is critical to the success of our business. We intend to focus on innovation of our manufacturing technology as well as imposing stringent measures to maintain a competitive cost structure.

Impairment loss for property, plant and equipment

Our operating expenses in 2011 included the impairment loss for property, plant and equipment related to our multicrystalline manufacturing facility in Donghai, JA Lianyungang, which amounted to RMB303.1 million, accounting for 34.4% of our total operating expenses.

Interest (Income) Expense, net

We generated interest income of RMB 12.0 million, RMB 12.8 million and RMB 25.8 million and incurred interest expense of RMB 231.5 million, RMB 221.2 million and RMB 373.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. Our net interest expense in 2009, 2010 and 2011 was primarily the interest related to the 2008 Senior Notes and our short-term and long-term bank borrowings. The interest expense recognized for interest payable to the 2008 Senior Notes holders was RMB 88.7 million, RMB 67.9 million and RMB 66.0 million for the years ended December 31, 2009, 2010 and 2011, respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB 104.2 million, RMB 95.5 million and RMB 104.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 17.9 million, RMB 20.8 million and RMB 27.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. Other interest expenses were RMB 20.7 million, RMB 37.0 million and RMB 176.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. The increase in other interest expenses is consistent with the increase in bank borrowings.

Foreign Exchange Gain (Loss)

We incurred foreign exchange gain of RMB 4.6 million, and losses of RMB 74.4 million and RMB 69.0 million for the years ended December 31, 2009, 2010 and 2011, respectively. The exchange losses were incurred because a significant portion of our monetary assets and liabilities are denominated in US dollars and Euros, which depreciated in 2010 and 2011 relative to the RMB. In contrast, the effect of the appreciation of the Euro against the Renminbi in 2009 resulted in our recording of an exchange gain. Fluctuations in currency exchange rates may continue to have a significant effect on our financial results as we continue to grow our sales to markets outside China.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Pronounced Accounting Standards

In May 2011 the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of ASU 2011-04 to have a material impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for us means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, we do not expect that the adoption of these standards will have a material impact on our financial statements.

In September 2011, the FASB issued ASU 2011-08 (ASU 2011-08), Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect that the adoption of ASU 2011-08 will have a material impact to the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have a material impact on our financial statements.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2009		2010		2011
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	%
Income Statement Data:
Total revenues	3,778.6	100.0%	11,760.8	100.0%	10,732.9	100.0%
China	2,789.8	73.8%	6,010.4	51.1%	5,546.7	51.7%
Outside China	988.8	26.2%	5,750.4	48.9%	5,186.2	48.3%
Cost of revenues	(3,296.5)	(87.2)%	(9,214.4)	(78.3)%	(10,271.6)	(95.7)%

Gross profit	482.1	12.8%	2,546.4	21.7%	461.3	4.3%

Selling, general and administrative expenses	(325.2)	(8.6)%	(457.8)	(4.0)%	(509.8)	(4.8)%
Research and development expenses	(45.1)	(1.2)%	(63.8)	(0.5)%	(68.9)	(0.6)%
Impairment loss for property, plant and equipment	(18.1)	(0.5)%	(47.3)	(0.4)%	(303.1)	(2.8)%

Total operating expenses	(388.4)	(10.3)%	(568.9)	(4.9)%	(881.8)	(8.2)%

Income/(loss) from continuing operations	93.7	2.5%	1,977.5	16.8%	(420.5)	(3.9)%

Change in fair value of derivatives	(49.1)	(1.3)%	74.5	0.6%	84.9	0.8%
Convertible notes buyback (loss)/gain	(24.1)	(0.6)%	—	—	4.3	0.0%
Interest expense	(231.5)	(6.1)%	(221.2)	(1.9)%	(373.7)	(3.5)%
Interest income	12.0	0.3%	12.8	0.1%	25.8	0.2%
Foreign exchange (loss)/gain	4.6	0.1%	(74.4)	(0.6)%	(69.0)	(0.6)%
Loss for equity investment in a joint venture	—	—	—	—	(1.8)	(0.0)%
Investment loss	(2.3)	(0.1)%	—	—	—	—
Other income	7.8	0.2%	258.7	2.2%	235.7	2.2%

Income/(Loss) from continuing operations before income taxes	(188.9)	(5.0)%	2,027.9	17.2%	(514.3)	(4.8)%
Income tax expenses	(8.0)	(0.2)%	(252.7)	(2.1)%	(57.8)	(0.5)%
Net income/(loss)	(196.9)	(5.2)%	1,775.2	15.1%	(572.1)	(5.3)%

Income/(loss) from discontinued operations, net of tax	3.4	0.1%	(19.8)	(0.2)%	7.8	0.1%
Net income/(loss) attributable to ordinary share holders	(193.5)	(5.1)%	1,755.4	14.9%	(564.3)	(5.2)%

Operating Data:

Products sold (in MW)	508.8	—	1,462.6	—	1,694.7	—
Average PV cells selling price per watt	9.0	—	8.7	—	5.7	—

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Total revenues.  Our total revenues decreased slightly from RMB 11,760.8 million in 2010 to RMB10,732.9 million in 2011. The decrease was due primarily to the decline in average selling price of our solar power products brought by an industry-wide oversupply and severe market conditions though revenues from solar modules sold to third parties increased from RMB 2,510.6 million in 2010 to RMB 3,709.3 million in 2011.

Our total revenues from sales in China decreased from RMB 6,010.4 million in 2010 to RMB 5,546.7 in 2011, which was due to intense competition in the China market, the decline in average selling price brought by an industry-wide oversupply. Our total revenues from sales outside China also decreased from RMB 5,750.4 million to RMB 5,186.2 million as a result of unfavorable economic conditions and reduction in government subsidies. Our revenues from sales in China, as a percentage of our total revenues, increased slightly from 51.1% in 2010 to 51.7% in 2011, and our revenues from sales outside China, as a percentage of our total revenues, decreased slightly from 48.9% to 48.3%.

Cost of Revenues.  Our cost of revenues increased from RMB 9,214.4 million in 2010 to RMB 10,271.6 million in 2011. The increase in our cost of revenues was due primarily to the increased quantity of raw materials used corresponding to our increased production output of solar modules.

Gross Profit and Gross Margin.  Our gross profit decreased significantly from RMB 2,546.4 million in 2010 to RMB 461.3 million. Our gross margin decreased from 21.7% in 2010 to 4.3% in 2011 because the average selling price of our solar power products declined due to an industry-wide oversupply and our cost of revenues increased.

Total Operating Expenses.  Our total operating expenses increased from RMB 568.9 million in 2010 to RMB 881.8 million in 2011. The increase in our total operating expenses was due primarily to our impairment loss for property, plant and equipment in relation to our multicrystalline manufacturing facility in Donghai, JA Lianyungang. Total operating expenses as a percentage of our total revenue increased from 4.9% in 2010 to 8.2% in 2011.

•                  Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased from RMB 457.8 million in 2010 to RMB 509.8 million in 2011, and as the percentage of our total revenues increased from 4.0% in 2010 to 4.8% in 2011.  The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses and marketing expenses associated with our increased sales volume, an increased amount of salary and benefits paid to our sales, marketing and administrative personnel as a result of increased headcount.

•                  Research and Development Expenses.  Our research and development expenses increased from RMB 63.8 million in 2010 to RMB 68.9 million in 2011 and as a percentage of our total revenues increased from 0.5% in 2010 to 0.6% in 2011.  The increase in our research and development expenses was due primarily to greater research and development activities undertaken by us. Our research and development has primarily focused on improving and optimizing our solar manufacturing process based on certain proprietary know-how.

•                  Impairment loss for property, plant and equipment.  We incurred impairment loss for property, plant and equipment in relation to our multicrystalline manufacturing facility in Donghai, JA Lianyungang, which amounted to RMB 303.1 million, accounting for 2.8% of our total revenues.

Change in fair value of derivatives.  Our changes in fair value of derivatives increased from a gain of RMB 74.5 million in 2010 to RMB 84.9 million in 2011. The charge reflects fair value changes associated with our derivative assets and liabilities for the years ended December 31, 2010 and 2011, respectively, in particular our embedded derivatives in association with convertible bond offering, the value of which is a combined result of change in stock price, volatility, expected term to maturity, risk-free rate and credit spread, etc.

Convertible notes buyback loss/(gain).  Our convertible notes buyback gain in 2011 is RMB 4.3 million. We did not make any repurchase of the 2008 Senior Notes in the open market in 2010.

Interest Expense, Net.  We incurred net interest expense of RMB 208.4 million and RMB 347.9 million in 2010 and 2011, respectively. Our net interest expense was primarily related to our interest paid on the 2008 Senior Notes. The interest expense recognized for interest payable to 2008 Senior Notes holders was RMB 67.9 million and RMB 66.0 million for the years ended December 31, 2010 and 2011, respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB 95.5 million and RMB 104.2 million for the years ended December 31, 2010 and 2011, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 20.8 million and RMB 27.3 million for the years ended December 31, 2010 and 2011, respectively. Other interest expenses were RMB 37.0 million and RMB 176.2 million for the years ended December 31, 2010 and 2011, respectively. The increase in other interest expenses was mainly due to the increase in bank borrowings in 2011. The interest income incurred in 2010 and 2011 were RMB 12.8 million and RMB 25.8 million, respectively.

Foreign Exchange Gain (Loss).  Our foreign exchange loss decreased from RMB 74.4 million in 2010 to RMB 69.0 million in 2011, primarily due to the continuing depreciation of the U.S. dollar and Euro against Renminbi in 2011.

Other Income.  Our other income decreased from RMB 258.7 million in 2010 to RMB 235.7 million in 2011. We realized a one-time non-cash gain of RMB 187.4 million in the fourth quarter of 2011 in relation to the acquisition of Solar Silicon Valley as a result of the fixed share consideration and the decline of our share price between the date of signing the definitive agreement and the closing date. We also received government grants of RMB 41.2 million relating to reimbursement of expense items, and other miscellaneous income amounted to RMB 7.1 million.

Income Tax Expense.  We incurred tax expenses of RMB 252.7 million and RMB 57.8 million in 2010 and 2011, respectively. The decrease in income tax expense was due to the decrease in the taxable income of our operating entities, and affected to a lesser extent, by the slight decrease of the effective income tax rate from 12.50% to 11.42% from 2010 to 2011.

Income/(loss) from discontinued operations, net of tax.  As a result of our discontinued operations in South Korea in 2010, we incurred an income of RMB 7.8 million and a loss of RMB 19.8 million from discontinued operations in 2011 and 2010, respectively.

Net Income (loss).  As a result of the cumulative effect of the above factors, we generated net loss of RMB 564.3 million in 2011 compared to net income of RMB 1,755.4 million in 2010.

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

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

Total Operating Expenses.  Our total operating expenses increased from RMB 388.4 million in 2009 to RMB 568.9 million in 2010. The increase in our total operating expenses was due primarily to significant increases in our selling, general and administrative expenses associated with our increased production, increased efforts to grow overseas markets, as well as an increase in our research and development expenses. Total operating expenses as a percentage of our total revenue decreased from 10.3% in 2009 to 4.9% in 2010.

•                  Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased from RMB 325.2 million in 2009 to RMB 457.8 million in 2010, and as the percentage of our total revenues decreased from 8.6% in 2009 to 4.0% in 2010.  The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses and marketing expenses associated with our increased sales volume, an increased amount of salary and benefits paid to our sales, marketing and administrative personnel as a result of increased headcount, as well as share-based compensation expenses of RMB 71.5 million relating to our stock options granted to certain sales, marketing and administrative employees. The above share based compensation expenses were net of forfeiture reversal amounts of RMB 1.7 million for the year ended December 31, 2010.

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

•                  Impairment loss for property, plant and equipment.  We incurred impairment loss for property, plant and equipment in relation to our certain machines which cannot be used for production due to poor physical condition, which amounted to RMB 47.3 million, accounting for 0.4% of our total revenues.

Change in fair value of derivatives.  Our changes in fair value of derivatives increased from a loss of RMB 49.1 million in 2009 to a gain of RMB 74.5 million in 2010. The charge reflects fair value changes associated with our derivative assets and liabilities for the years ended December 31, 2009 and 2010, respectively, in particular our embedded derivatives in association with convertible bond offering, the value of which is a combined result of change in stock price, volatility, expected term to maturity, risk-free rate and credit spread, etc.

Convertible notes buyback loss.  We did not make any repurchase of the 2008 Senior Notes in the open market in 2010. We incurred convertible notes buyback loss of RMB 24.1 million in 2009.

Interest Expense, net.  We incurred net interest expense of RMB 219.5 million and RMB 208.4 million in 2009 and 2010, respectively. Our net interest expense was primarily related to our interest paid on the 2008 Senior Notes. The interest expense recognized for interest payable to 2008 Senior Notes holders was RMB 88.7 million and RMB 67.9 million for the years ended December 31, 2009 and 2010, respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB 104.2 million and RMB 95.5 million for the years ended December 31, 2009 and 2010, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 17.9 million and RMB 20.8 million for the years ended December 31, 2009 and 2010, respectively. Other interest expenses were RMB 20.7 million and RMB 37.0 million for the years ended December 31, 2009 and 2010, respectively. The increase in other interest expenses was mainly due to the increase in bank borrowings in 2010. The interest income incurred in 2009 and 2010 were RMB 12.0 million and 12.8 million, respectively.

Foreign Exchange Gain (Loss).  We incurred foreign exchange gain of RMB 4.6 million in 2009 and a loss of RMB 74.4 million in 2010. The exchange loss incurred in 2010 was because of depreciation of the U.S. dollar and Euro against the Renminbi in 2010. The exchange gain incurred in 2009 was because of appreciation of the Euro against the Renminbi in 2009.

Other Income.  Our other income increased from RMB 7.8 million in 2009 to RMB 258.7 million in 2010.  The increase in other income was due primarily to the sale of the Lehman Note for cash consideration and a gain of RMB231.2 million. We also received government grants of RMB 17.1 million relating to reimbursement of expense items, and other miscellaneous income amounted to RMB 7.1 million.

Income Tax Expense.  We incurred tax expenses of RMB 8.0 million and RMB 252.7 million in 2009 and 2010, respectively. The increase in tax expense was due to more taxable income in 2010 as a result of more revenue generated, coupled by the fact that the effective income tax rate in 2010 was 12.5%, much higher than 4.2% in 2009, mainly because JA Fengxian and JA Yangzhou were entitled to tax exemption holiday for 2008 and 2009, and 50% income tax reduction from 2010.

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

B.                          LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Senior Notes, short-term and long-term bank borrowings and cash flow from operations. As of December 31, 2009, 2010 and 2011, we had RMB 1.91 billion, RMB 2.40 billion and RMB 3.98 billion, in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds. Restricted cash represents amounts temporarily held by banks as security for issuance of letters of credit, which are not available for our use. As of December 31, 2009, 2010 and 2011, we had RMB 690.0 million, RMB 1,520.0 million and RMB 4,876.8 million, respectively, in outstanding bank borrowings. The unused lines of credit were RMB 2,209.0 million and RMB 1,657.0 million as of December 31, 2011 and March 31, 2012, respectively. These facilities contain no specific renewal terms and require no collateral.

As of December 31, 2009, 2010 and 2011, we had RMB 10 million, RMB nil and RMB 1,414.9 million, respectively, in outstanding short-term bank borrowings and current portion of long-term bank borrowings. As of December 31, 2009, 2010 and 2011, we had RMB 680 million, RMB 1,520.0 million and RMB 3,461.9 million, respectively, outstanding long-term bank borrowings. These loans were borrowed from various financial institutions and generally have terms of 3 to 43 months and expire at various times. Our bank borrowings outstanding as of December 31, 2011 bore average interest rates of 6.4% per annum. These credit facilities were granted for long-term project development as well as working capital usages. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. On September 3, 2010, we entered into a Financial Partnership Agreement with China Development Bank Shanghai Branch, or CDB. The Financial Partnership Agreement is a commercial framework agreement, pursuant to which CDB agrees to provide up to RMB 30 billion of credit facilities to us from 2010 to 2015 to support our capital needs under its long-term growth and corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company. As of December 31, 2011, we had not utilized any credit facilities from CDB.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers remained at RMB 2.3 billion as of December 31, 2009 and December 31, 2010, and decreased to RMB 1.9 billion as of December 31, 2011, as a combined result of utilization of prepayments previously made as well as additional prepayments made to secure adequate polysilicon and wafer supplies for our expanded manufacturing capacity. Our net inventory decreased from RMB 1,349.3 million as of December 31, 2010 to RMB 730.6 million as of December 31, 2011 as a result of our continued stringent inventory control.

Our accounts receivable increased from RMB 339.5 million as of December 31, 2009 to RMB 945.6 million as of December 31, 2010, and to RMB 1,244.9 million as of December 31, 2011. The increase in our accounts receivable as of December 31, 2011 compared to December 31, 2010 was primarily due to the increased sales of solar modules, which generally requires provision of longer credit terms. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit worthiness.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(in millions)
	RMB	RMB	RMB
Net cash provided by operating activities	1,129.1	1,279.5	364.4
Net cash used in investing activities	(557.1)	(1,678.9)	(2,061.1)
Net cash provided by/(used in) financing activities	(242.8)	838.3	3,310.3
Effect of exchange rate changes on cash and cash equivalents	(4.8)	(16.6)	(14.0)
Net increase in cash and cash equivalents	324.4	422.3	1,599.6
Cash and cash equivalents at the beginning of the year	1,542.8	1,867.2	2,289.5
Cash and cash equivalents at the end of the year	1,867.2	2,289.5	3,889.1

Operating Activities.

Net cash provided by operating activities consisted primarily of our net income, or net loss, offset or mitigated by non-cash adjustments, such as depreciation and amortization, impairment on property, plant and equipment, and adjusted by changes in operating assets and liabilities, such as accounts receivable, and accrued expenses and other liabilities. The fluctuations of net cash provided by operating activities largely correspond to the changes in net income or net loss.

Net cash provided by operating activities for the year ended December 31, 2011 was RMB 364.4 million, primarily attributable to net loss of RMB 564.3 million, adjusted for decrease in inventories of RMB 557.8 million, an add-back of depreciation and amortization of RMB 484.8 million, impairment on property, plant, and equipment of RMB 303.1 million, gain on acquisition of a subsidiary of RMB 187.4 million, partially offset by increase in accounts receivable of RMB 162.4 million and decrease in accounts payable of RMB 466.5 million.

Net cash provided by operating activities for the year ended December 31, 2010 was RMB 1,279.5 million, primarily due to stronger earnings generated, increase in account payables of RMB 655.6 million, increase in advance from customers of RMB 430.6 million and an add-back of depreciation and amortization of RMB 297.5 million. These increases were partially offset by increase in inventories of RMB 719.1 million, increase in accounts receivable of RMB 599.3 million and increase in other current assets of RMB 342.3 million.

Net cash provided by operating activities for the year ended December 31, 2009 was RMB 1,129.1 million, primarily affected by decreases in advances to related party suppliers of RMB 261.4 million, increase in accounts payable of RMB 249.9 million, the change in value of the embedded derivatives underlying our 2008 Senior Notes and the Capped Call option of RMB 49.1 million, disposal of trading security of RMB 353.6 million and an add-back of depreciation and amortization of RMB178.8 million. These increases were partially offset by increase in inventories of RMB 93.4 million and increase in notes receivables of RMB 119.8 million.

Investing Activities.

Net cash used in investing activities largely reflects our purchase of property, plant and equipment.

Net cash used in investing activities for the years ended December 31, 2009, 2010 and 2011 amounted to RMB 557.1 million, RMB 1,678.9 million and RMB 2,061.1 million, respectively, primarily as a result of purchases of property and equipment, assets acquisition, proceeds from sale of short-term investments and changes in restricted cash balances in each of the periods. The significant increases in 2010 and 2011 are primarily due to the purchases of property and equipment in connection with the rapid expansion of our manufacturing capacities.

Financing Activities.

Net cash provided by financing activities for the year ended December 31, 2011 was RMB 3,310.3 million, primarily consisting of proceeds of bank borrowings (net) of RMB 3,315.8 million and repurchase of 2008 Senior Notes of RMB 28.5 million.

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

Dividends from Subsidiaries.

Except for certain administrative, research and development and after-sales activities conducted through our wholly-owned subsidiary in the United States and Germany, we conduct a significant portion of our operating activities inside China through our various PRC subsidiaries. As such, we do not rely heavily on dividends remitted to us by our PRC subsidiaries to sustain our worldwide operations; and restrictions under PRC law on the remittance of dividends outside the PRC have not had a material adverse effect on our liquidity or capital resources. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our operating subsidiaries in China are subject to legal limitations in paying dividends to us, which may restrict our ability to satisfy our liquidity requirement.”

Capital Expenditures

We made capital expenditures of RMB 612.9 million, RMB 1,848.4 million and RMB 2,203.9 million in the years ended December 31, 2009, 2010 and 2011, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment and to construct and expand our solar product manufacturing lines.

We expect that purchase of property and equipment for our planned expansion in manufacturing capacity will continue to constitute a significant portion of our capital expenditure. As of December 31, 2011, we had contracted for capital expenditures on machinery and equipment of RMB 1,173.1 million. We estimate that our capital expenditures in 2012 will be approximately RMB 1.1 billion, which will be used primarily for upgrading our solar product manufacturing facilities as well as expanding our module production capacities.

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

Since our commencement of production in April 2006, we have significantly improved our solar cell fabricating process technologies, including improvements in the processing steps of texturing, diffusion, and drying and firing. These technological improvements have increased cell conversion efficiencies in the various types of silicon wafers that we produce and have improved the production yields of our manufacturing lines. In 2010, our research and development efforts resulted in the introduction of our new SECIUM solar cells. In February 2011, we introduced our latest MAPLE technology, a significant breakthrough in multicrystalline silicon technology that has increased the conversion efficiency rate of multicrystalline solar cells.

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

Our research and development expenditures were RMB 45.1 million, RMB 63.8 million and RMB 68.9 million in 2009, 2010 and 2011, respectively.

For intellectual property, see “Item 4. Information on the Company —B. Business Overview —Intellectual Property.”

D.                          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                            OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, we did not have any material off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments or interest rate swap transactions, that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Bank loan obligations (including interest averaging 6.40%)	5,374,835	1,700,341	3,483,352	191,142	—
Operating lease obligations	71,438	21,973	28,198	20,691	576
Non-cancelable capital expenditures	1,173,107	1,094,345	78,762	—	—
Purchase commitments under take-or-pay agreements	12,054,509	1,691,104	2,412,930	3,253,155	4,697,320
Purchase commitments under other agreements(1)	4,594,747	2,242,235	1,604,467	748,045	—
2008 Senior Notes (including interest cost)	1,493,321	63,126	1,430,195	—	—
Accrued warranty cost reflected on the company’s balance sheet	78,751	—	—	—	78,751

Total	24,840,708	6,813,124	9,037,904	4,213,033	4,776,647

(1) include only purchase commitments with fixed or minimum price provisions.  In addition, we have also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms.

Bank loan obligations

Our bank loan obligations relate to bank borrowings borrowed from various financial institutions in China with an average interest rate of 6.40% per annum.  The borrowings have terms of 3 to 43 months and expire at various times throughout 2012-2015.

Operating lease obligations

Our operating lease obligations mainly relate to non-cancelable lease for certain land and assets used by our manufacturing facilities in Ningjin, Hebei, and offices used by JA Solar USA Inc. and JA Solar Gmbh.

Non-cancelable purchase obligations

As of December 31, 2011, we had contracted for capital expenditures on machinery and equipment of RMB 1,173.1 million.

Purchase commitments under agreements

In order to better manage our unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, we entered into a number of long-term supply contracts from 2007 through 2020 in amounts that were expected to meet our anticipated production needs. As a condition to our receiving the raw materials under those agreements, and in line with industry practice, we were required to, and have made advances to suppliers for all, or a portion, of the total contract price to our suppliers, which are then offset against future purchases.

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

2008 Senior Notes

The 2008 Senior Notes bear interest at the rate of 4.5% per annum and will be due in May 2013. For the year ended December 31, 2011, we have repurchased 2008 Senior Notes with face value of US$6.15 million at the cost of US$4.5 million. For the period from January 1, 2012 to the date of this annual report, we have repurchased 2008 Senior Notes with face value of US$1.28 million at the cost of US$0.96 million.

Accrued warranty cost reflected on the company’s balance sheet

Accrued warranty cost reflected on our balance sheet relate to product warranty costs we accrued for module sales, which is expected to increase as we generate more module revenue.

G.                          SAFE HARBOR

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our reports filed with or furnished to the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

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

Name	Age	Position
Baofang Jin	60	Executive Chairman of the Board of Directors
Peng Fang	58	Director and Chief Executive Officer
Min Cao	57	Chief Financial Officer
Jian Xie	34	Director and Chief Operating Officer
Yong Liu	45	Director and Chief Technology Officer

Name	Age	Position
Bingyan Ren	66	Director
Erying Jia	57	Director
Hope Ni	40	Independent Director
Jiqing Huang	75	Independent Director
Yuwen Zhao	73	Independent Director
Ming Yang	38	Vice President

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

Peng Fang, Director and Chief Executive Officer.  Dr. Fang Peng has been our director since May 2010 and chief executive officer since January 2010. Dr. Fang has more than 20 years of executive management experience with leading global technology companies in the solar and semiconductor industries in both the U.S. and China. From June 2008 to January 2010, Dr. Fang was president of Best Solar Co., Ltd., where he turned a start-up company into an internationally known solar module company in just 18 months. From October 2006 to December 2007, Dr. Fang was the chief executive officer of Legend Semiconductor Manufacturing Corporation. From January 2005 to October 2006, the managing director of WI Harper, a San Francisco based venture capital firm. From February 2002 to December 2004, Dr. Fang was the president of Huahong NEC, one of the largest semiconductor foundries in China. Dr. Fang also currently serves on the board of US-China Green Energy Council, a non-profit organization. Dr. Fang received his Ph.D and MSEE degrees from the University of Minnesota. He was also a postdoctoral research fellow at the EECS Department of UC Berkeley. Dr. Fang was chairman of the IEEE Electron Devices Society, Santa Clara Valley Chapter.

Min Cao, Chief Financial Officer.  Mr. Cao has been our chief financial officer since July 2011. Mr. Cao has 6 years of experience in the solar industry and over a decade of experience in the financial services sector. Prior to joining the Company, Mr. Cao served as vice president of Jinglong Group and managing director of JL Capital. Prior to joining JL Capital, Mr. Cao served as vice president of finance with Hanwha SolarOne Co., Ltd., previously known as Solarfun, where he was responsible for its private placement and its successful initial public offering on NASDAQ in 2006. Prior to moving into the solar industry, Mr. Cao held senior management positions with leading Chinese securities firms, including Ping’An Securities and Industrial Securities. Mr. Cao received his bachelor’s degree in business administration from the Shanghai University of Engineering Science and his MBA from Fudan University.

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

Yong Liu, Director and Chief Technology Officer.  Mr. Yong Liu has been our director since January 2011 and chief technology officer since December 2010. Mr. Liu joined us in July 2008 and served as the general manager of JA Yangzhou. Mr. Liu has more than 15 years of operation management experience at semiconductor wafer and solar cell manufacturing facilities. Prior to joining us, he served as a fabrication director at Semiconductor Manufacturing International Corporation (SMIC), responsible for running three 12-inch wafer foundry fabs. Mr. Liu had held various management positions in R&D and manufacturing since joining SMIC in 2001. Previously, Mr. Liu worked as a deputy production manager at Wacker Siltronic Singapore. Mr. Liu received his master’s degree in solid state chemistry and bachelor’s degree in solid state physics from the University of Science and Technology of China in 1992 and 1990, respectively.

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

Hope Ni, Independent Director.  Ms. Hope Ni has been our independent director since August 2009. Ms. Ni is currently the chairman of Inspire Capital (previously known as Rising Year Group Limited). She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), ATA, Inc. (NASDAQ: ATAI) and Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of COGO Group Inc. (NASDAQ: COGO, previously known as Comtech Group Inc.). In 2008, Ms. Ni served as the vice chairman of COGO Group Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

Jiqing Huang, Independent Director. Mr. Jiqing Huang has been our independent director since August 2009. Mr. Huang has extensive experience in the research and manufacturing of monocrystalline silicon and related products. He currently serves as a committee member at the Academic Committee of Semi-conductive Materials of the Nonferrous Metals Society of China. He also currently serves as an independent director of EGing Photovoltaic Technology. From 2001 to 2007, Mr. Huang served as the chief representative of the Beijing representative office of Space Energy Corporation, where he pioneered the introduction of the TDR-80 monocrystalline puller into China and subsequent modifications to improve its efficiency. Prior to his engagement at Space Energy Corporation, Mr. Huang was a director of manufacturing, chief engineer and deputy director of Beijing 605 Factory, as well as general manager of Beijing Mingcheng Optical & Electronic Material Co., Ltd. Mr. Huang graduated from Nanjing Institute of Technology (now Southeast University).

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

Ming Yang, Vice President.  Mr. Yang has been our vice president since January 2009. He has more than six years of experience working as a Wall Street buyside and sellside analyst, specializing in renewable energy and semiconductor materials sectors. He was previously an analyst covering the renewable energy sector at Coatue

Management. Before that, he was a vice president at Piper Jaffray based in Shanghai, focusing on solar energy and semiconductor materials related investments. Mr. Yang earned his master of business administration degree from Cornell University and a bachelor’s degree in electrical engineering and computer science from the University of California at Berkeley.

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

B.                          COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, we paid an aggregate compensation of RMB 10.4 million to our directors and executive officers. In addition, for the year ended December 31, 2011, we granted an aggregate 880,000 restricted share units to our executive officers. Other than restricted share units granted under our 2006 stock incentive plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

Code of Ethics

We have adopted a code of ethics for chief executive and senior financial officers, which we filed with the SEC as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006. This home country practice of ours was established by us by reference to similarly situated foreign private issuers and differs from the NASDAQ Stock Market Rules that require listed companies to adopt one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are, however, no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.

Stock Option Plan

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

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of share capital of the company. During the year ended December 31, 2011, we granted 0 options and 880,000 restricted share units to our employees.

Our board has authorized a committee, currently consisting of Mr. Baofang Jin, our executive chairman and Mr. Jian Xie, our chief operating officer and director, to approve option grants under our 2006 stock incentive plan.

As of March 31, 2012, we have granted options to purchase 19,639,000 ordinary shares and awarded 4,732,000 restricted share units under our 2006 stock incentive plan, options to purchase 4,817,400 ordinary shares and 2,430,500 restricted share units remained outstanding.

C.                          BOARD PRACTICES

Board of Directors and Board Committees

Our Board of Directors currently consists of nine members, including three independent directors who satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. This home country practice of ours was established by our Board of Directors by reference to similarly situated foreign private issuers and differs from the NASDAQ Stock Market Rules that require the board to be comprised of a majority of independent directors. There are, however, no specific requirements under Cayman Islands law that the board must be comprised of a majority of independent directors.

We do not have regularly scheduled meetings at which only independent directors are present, or executive sessions. This home country practice of ours was established by our Board of Directors by reference to similarly situated foreign private issuers and differs from the NASDAQ Stock Market Rules that require a company to have regularly scheduled executive sessions at which only independent directors are present. There are, however, no specific requirements under Cayman Islands law on executive sessions.

We have established three committees under our Board of Directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s composition and functions are described below.

Audit Committee.  Our audit committee consists of Ms. Hope Ni, Mr. Jiqing Huang, and Mr. Yuwen Zhao, and is chaired by Ms. Hope Ni. All of the members of the audit committee satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Ms. Hope Ni, Mr. Yuwen Zhao, Mr. Baofang Jin and Mr. Jiqing Huang, and is chaired by Mr. Jiqing Huang. Except Mr. Baofang Jin, all other members of the compensation committee satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the NASDAQ Stock Market Rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.  The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Ms. Hope Ni, Mr. Jiqing Huang, Mr. Yuwen Zhao and Mr. Baofang Jin, and is chaired by Mr. Baofang Jin. Except Mr. Baofang Jin, all other members of the nominating and corporate governance committee satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the NASDAQ Stock Market Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                          EMPLOYEES

As of December 31, 2009, 2010 and 2011, we had a total of 5,131, 10,725 and 11,639 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2011:

	Number of employees	Percentage of total
Manufacturing and engineering	9,796	84.16%
Quality assurance	940	8.08%
General and administration	361	3.10%
Purchasing and logistics	260	2.23%
Research and development	102	0.88%
Marketing and sales	110	0.95%
Others	70	0.60%
Total	11,639	100.00%

Of our total employees as of December 31, 2011, 3,566 were located in Ningjin, 3,557 were located in Yanghzhou, 2,879 were located in Shanghai, 1,260 were located in Lianyungang, and 377 were located in other cities in China and abroad.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2011, 1,070 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. A number of our employees have overseas education and industry experience.

We are required by applicable PRC regulations to contribute amounts equal to 20-22%, 4-12%, 2%, 0.5-1% and 0.5-0.8%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

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

E.                            SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 202,238,307 ordinary shares outstanding as of March 31, 2012.

Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Baofang Jin(3)	57,676,469	28.5%
Peng Fang *	*	*
Min Cao	—	—
Jian Xie *	*	*
Yong Liu *	*	*
Bingyan Ren	—	—
Erying Jia	—	—
Hope Ni *	*	*
Jiqing Huang *	*	*
Yuwen Zhao *	*	*
Ming Yang *	*	*
All Directors and Officers as a Group	58,673,469	29.0%

Principal Shareholders:
Jinglong Group Co., Ltd.(4)	57,676,469	28.5%

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

(2)          For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 202,238,307, being the number of ordinary shares outstanding as of March 31, 2012, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after March 31, 2012.

(3)          Represents 57,676,469 ordinary shares held by Jinglong Group Co., Ltd., of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest. Mr. Jin disclaims beneficial ownership of the shares held by Jinglong BVI except to the extent of his pecuniary interest therein.

(4)      Represents 57,676,469 ordinary shares held by Jinglong Group Co., Ltd., a British Virgin Islands Company, which is owned by Mr. Baofang Jin (our executive chairman, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).

As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders.

To our knowledge, as of the date of this annual report, a total of 136,443,020 ordinary shares are held by one record holder in the United States, which is the Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                          MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.                          RELATED PARTY TRANSACTIONS

Significant Transactions with Hebei Jinglong

Wafer supply

Hebei Jinglong is 100% owned by the shareholders of our largest shareholder, Jinglong BVI, and thus, is a related party of our company. Mr. Baofang Jin, our executive chairman, owns 32.96% equity interests in each of Hebei Jinglong and Jinglong BVI, and Mr. Bingyan Ren, our director, owns 4.79% equity interests in each of Hebei Jinglong and Jinglong BVI. Solar Silicon Valley was a subsidiary of Hebei Jinglong until November 30, 2011 when we completed our acquisition of 100% equity interest in Solar Silicon Valley. We purchase silicon wafers from Jinglong Group, including both Hebei Jinglong and Solar Silicon Valley before we acquired Solar Silicon Valley.

In July 2006, we entered into a master long-term supply contract, or Jinglong Long-term Supply Contract, with Hebei Jinglong for the supply of silicon wafers. Jinglong Long-term Supply Contract had an initial term of four and half years, from July 2006 to December 2010, which has automatically extended for another three years until the end of 2013. We have also entered into various short-term supply contracts with Hebei Jinglong for the supply of silicon wafers (together with Jinglong Long-term Supply Contract, the “Jinglong Supply Contracts”). Under the Jinglong Supply Contracts, Jinglong Group has agreed to supply us with silicon wafers at prevailing market prices with a reasonable discount and under prepayment arrangements. We have entered into various supplemental agreements to the Jinglong Supply Contracts to specify certain performance terms, including amendment of prepayment amounts and their utilization. The prepayment and delivery terms under the existing Jinglong Long-term Supply Contract had been revised subsequently in August 2007, September 2008, and February 2009.

For the years ended 31 December 2009, 2010 and 2011, we purchased RMB 696.6 million, RMB 1,629.4 million and RMB 1,506.6 million, respectively, of silicon wafers from Jinglong Group under the Jinglong Supply Contracts and from Solar Silicon Valley before acquisition.  We will continue to purchase silicon wafers from Jinglong Group.

Acquisition of Solar Silicon Valley

We entered into a definitive share purchase agreement on July 1, 2011 to acquire 100% ownership interest in Silver Age that owns 100% of Solar Silicon Valley. Silver Age was 70% owned by Jinglong BVI, our largest shareholder, and 30% owned by an independent third party. Upon closing on November 30, 2011, we issued 30,901,287 ordinary shares as consideration at a price of US$1.83 per share to the sellers.

Outsourcing Services

In addition to silicon wafer supplies, we also entered into certain other transactions with Jinglong Group, including sale of solar cells and modules, provision of solar product processing services, outsourcing wafer processing services and operating leases. These transactions were conducted in the ordinary course of business on terms comparable to those with third parties.

We also outsourced wafer processing services to Hebei Jinglong and Solar Silicon Valley, which processed polysilicon to silicon wafer. For the years ended December 2009, 2010 and 2011, we paid outsourcing service fee of RMB 17.4 million, RMB 2.3 million and RMB nil for to Hebei Jinglong, and we paid wafer outsourcing service fee of RMB nil, RMB 4.1 million and RMB 8.9 million to Solar Silicon Valley, respectively.

Guarantee

As of December 31, 2011, we provided guarantees to Hebei Jinglong for short-term bank borrowing with a principal of RMB 366 million while we also received guarantees from Heibei Jinglong for short-term bank borrowing with a principal of RMB 170 million. We monitor the financial performance of Hebei Jinglong on a monthly basis, and also evaluates the availability of Hebei Jinglong from alternate sources. No amounts have been accrued as a loss contingency related to this guarantee because payment by us is not probable. One bank borrowing with a principal of RMB 100 million was due and repaid by Hebei Jinglong on March 17, 2012.

Management fees and leasing

We lease properties from Hebei Jinglong and another related party under operating lease agreements. We incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB 16.6 million, RMB 12.2 million and RMB 12 million for the years ended December 31, 2009, 2010 and 2011, respectively. Outstanding accrual for the management fees due to Hebei Jinglong was RMB 20,000, RMB 33,000 and RMB nil as of December 31, 2009, 2010 and 2011, and was recorded in amounts due to related parties in the consolidated balance sheet.

Transactions with other Related Parties

We sold solar cells and modules and provided solar cells processing services to related companies that are subsidiaries of Hebei Jinglong with the amount of RMB 5.2 million, RMB 162.5 million and RMB 39.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. We also sold solar cells to a related company, whose chairman is also our chairman, amounting to RMB nil, RMB nil and RMB 577,000 for the years ended December 31, 2009, 2010 and 2011, respectively. We also sold solar cells to a related company, whose independent director is also our independent director, amounting to RMB nil, RMB 2.4 million and RMB 6.0 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Solar Silicon Valley provided wafer processing service to a related company, whose chairman is also our chairman. The wafer processing service fee amounted to RMB 13.0 million for the period ended December 31, 2011 after acquisition.

We outsourced wafer processing services to three related companies, who helped us turn polysilicon into wafers. The vice chairman of one of the related companies is our chairman and the other two related companies are both subsidiaries of Hebei Jinglong. The outsourcing service fee was RMB 38.9 million, RMB 232.2 million and RMB 27.4 million for the years ended December 31, 2009, 2010 and 2011, respectively.

We outsourced module processing service to a related company, whose chairman is also our chairman. The module processing service fee amounted to RMB nil, RMB nil and RMB 14.1 million for the years ended December 31, 2009, 2010 and 2011, respectively.

We purchased RMB 172.7 million, RMB 875.2 million and RMB 1,131.9 million of silicon wafers from several related companies for the years ended December 31, 2009, 2010 and 2011, respectively. Their chairman is also our chairman.

We acquired RMB 113.2 million, RMB 10,000 and RMB 460,000 of certain equipment from several related companies for the years ended December 31, 2009, 2010 and 2011, respectively. The chairman of these companies is also our chairman.

In 2010, we acquired 100% of the shares of Shanghai Jinglong Solar Technology Co., Ltd., or Shanghai Jinglong, from Ningjin Jinglong PV Investment Co., Ltd., a subsidiary of Hebei Jinglong, for a cash consideration of RMB 198.96 million, representing the fair value of Shanghai Jinglong based on an independent third party valuation. Shanghai Jinglong owns the land, building and facility previously leased by us for our module production operation in Fengxian, Shanghai.

In March 2012, we entered into a framework agreement with M.SETEK regarding repayment of the prepayment owed by M.SETEK, under which (i) M.SETEK will use the dividends distributed by Ningjin Songgong to repay part of prepayments, (ii) M.SETEK will transfer its 65% equity interests in Ningjin Songgong to us at an appraisal price, which will be used to offset part of the remaining unpaid prepayments, and (iii) M.SETEK will continue to deliver polysilicon to fully utilize the remaining unpaid prepayments, if any. Ningjin Songgong is 65% owned by M.SETEK, 32.7% owned by Mr. Baofang Jin, our executive chairman and 2.3% owned by several third party individuals.

We consider that these transactions were carried out at arm’s length with prices comparable to other similar transactions with unrelated third parties.

C.                          INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                                     FINANCIAL INFORMATION

A.                          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See F-pages following Item 19.

Legal Proceedings

Class actions.

In December 2008, we were named as defendant in two putative securities class actions filed in the Unite States District Court for the Southern District of New York: Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008). Both Mr. Huaijin Yang, our former chief executive officer, and Mr. Daniel Lui, our former chief financial officer and chief strategy officer, were also named as defendants in the two actions (which are substantially identical), under which the defendants were alleged to have committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act. The Court consolidated the two cases in April 2009. In February 2011, we reached an agreement in principle to settle these securities class action lawsuits. Under the terms of the settlement, a sum of US$ 4.5 million was agreed upon for the benefit of the class in exchange for the release of all claims against us and the individual defendants. The settlement amount was within the limits of our directors and officers insurance policy. The Court approved the settlement and a final judgment and order of dismissal with prejudice was entered by the Court in June 2011.  We paid total settlement amount of RMB 29.8 million (US$4.5 million) in the year ended December 31, 2011. There is no outstanding legal contingency as of December 31, 2011.

Legal proceeding against Lehman Entities.

We recorded a RMB 686.3 million impairment loss against the Lehman Note investments in the third quarter of 2008. In December 2010, we completed the sale of the Lehman Notes for cash consideration of US$34.6 million. As a result, we recorded a RMB 231.2 million gain in the fourth quarter of 2010. In March 2012, we terminated the Capped Call for a cash consideration of US$18,500. In addition, we are currently taking legal action against Lehman Entities to seek damages arising from LBIE’s breach and default under the ADS lending agreement.

Other legal proceedings.

In addition to the above proceedings, we have, from time to time, been involved in certain legal proceedings arising out of the ordinary course of our business, such as employment disputes and disputes with our suppliers. None of these proceedings, individually or in the aggregate, has had any material adverse effect on our business and financial position.

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

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our subsidiaries in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our PRC subsidiaries are required to make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Our PRC subsidiaries are required to transfer at least 10% of their profit after taxation

(as determined under accounting principles generally accepted in the PRC at each year-end) to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the discretion of our PRC subsidiaries. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends. The general reserves made by our PRC subsidiaries in 2009, 2010 and 2011 were RMB 41.6 million, RMB 186.3 million and RMB 22.8 million, respectively.

B.                          SIGNIFICANT CHANGES

None.

ITEM 9.                                                     THE OFFER AND LISTING

A.                          OFFER AND LISTING DETAILS

From the initial listing of our ADSs on the NASDAQ Global Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs have ranged from US$16.30 to US$75.43 per ADS. From the day after the date of our 3-for-1 ADS split (February 7, 2008) to the date of this annual report, the closing prices of our ADSs have ranged from US$1.23 to US$25.75 per ADS.

The following table sets forth, for the periods indicated, the high and low closing prices of our ADSs on the NASDAQ Global Market.

		Closing Price Per ADS
		High	Low
		(US$)	(US$)

Before our 3-for-1 ADS Split on February 7, 2008
2007	February 7, 2007 through December 31, 2007	75.43	16.30
2008	January 1, 2008 to February 7, 2008	75.07	46.45

After our 3-for-1 ADS Split on February 7, 2008

2008	February 8, 2008 to December 31, 2008	25.75	1.80
2009	January 1, 2009 to December 31, 2009	9.85	1.90
2010	January 1, 2010 to December 31, 2010	9.85	4.25
2011	January 1, 2011 to December 31, 2011	8.52	1.23
2010	January1, 2010 through March 31, 2010	6.80	4.30
2010	April 1, 2010 through June 30, 2010	6.92	4.25
2010	July 1, 2010 through September 30, 2010	9.33	4.89
2010	October 1, 2010 through December 31, 2010	9.85	6.67
2011	January1, 2011 through March 31, 2011	8.52	6.31
2011	April 1, 2011 through June 30, 2011	6.94	5.02
2011	July 1, 2011 through September 30, 2011	5.70	1.78
2011	October 1, 2011 through December 31, 2011	2.43	1.23
2011	October	2.43	1.51
2011	November	2.10	1.52
2011	December	1.87	1.23
2012	January	2.11	1.32
2012	February	2.20	1.73
2012	March	1.91	1.55
2012	April (through April 27, 2012)	1.46	1.32

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

B.                          MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a Cayman Islands company and our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (as amended) and common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each. As of the date of this annual report, there are 202,238,307 ordinary shares issued and outstanding.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

The Registered Office of the Company shall be at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681 GT, George Town, Grand Cayman, British West Indies. The objects for which the Company is established are unrestricted.

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

Ordinary Shares

General. All of our ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or at least three shareholders present in person or by proxy holding at least 10.0% in par value of the shares giving a right to attend and vote at the meeting.

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

Transfer of Shares. Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons thereof.

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

Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Liquidation. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if we shall be wound up the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for that purpose, value any assets as the liquidator deems fair upon any asset and determine how the division shall be carried out as between our shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest any part of such assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no contributory shall be compelled to accept any shares or other property upon which there is a liability. If we shall be wound up, and the assets available for distribution among our shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if winding up the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares. Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. For additional information, please visit our corporate website www.jasolar.com.

C.                          MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the company” or elsewhere in this annual report on Form 20-F.

D.                          EXCHANGE CONTROLS

See “Item 4. Information on the Company—Business Overview—Regulations—Foreign Currency Exchange.”

E.                          TAXATION

Cayman Islands Taxation

At the present time, there is no Cayman Islands income tax, corporation tax, capital gains tax or other taxes payable by the Company or its shareholders. The Company is an exempted company under Cayman Islands law and as such has received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision).  This undertaking provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the Company or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of Shares. An annual registration fee will be payable by the Company to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorised capital.

People’s Republic of China Taxation

Under the previous FEIT Law of China, FIEs were entitled to be exempted from foreign enterprise income tax of 33% for a 2-year period starting from their first profit-making year followed by a 50% reduction of foreign enterprise income tax payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China. Under the new CIT Law which became effective on January 1, 2008, a unified income tax rate of 25% applies on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a 5-year transition period to FIEs, during which they are permitted to grandfather their existing preferential tax treatment until such treatment expires in accordance with its current terms.

JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou were established before the effective date of the new CIT Law and subject to FEIT Law before January 1, 2008.

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

JA Fengxian and JA Yangzhou both had cumulative losses as of December 31, 2008 and their tax holidays were deemed to commence in 2008 and can be utilized until expiry under the new CIT Law.

JA Zhabei, which is not a production-oriented enterprise, is not entitled to the tax holiday.

Solar Silicon Valley, which was acquired in 2011, is not entitled to any tax holiday for the year ended December 31, 2011.

In accordance with the new CIT Law, a company is entitled to a preferential income tax of 15% if qualified as an ANTE. In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. As the original approval certificate was obtained in 2011, JA Hebei used the above-mentioned 2-year-expemtion-plus-3-year-50%-reduction holiday for capital injection made during 2007 for the year ended December 31, 2010. Under the CIT Law, where the transitional preferential CIT policies and the preferential policies prescribed under the CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. JA Hebei chose to enjoy the preferential income tax for an ANTE from January 1, 2011. In August 2011, JA Yangzhou was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou has chosen to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction holiday for the overlapping period of 2011 and 2012. In November 2011, JA Lianyungang was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. As JA Lianyungang was not entitled to enjoy any tax holiday before being recognized as an ANTE, JA Lianyungang became entitled to preferential income tax of 15% from 2011 to 2013. The ANTE status and preferential tax treatment will be reviewed by the government every three years.

Our other operating subsidiaries, JA Zhabei, JA Yangzhou R&D, JA Yangzhou PV Engineering, JA Wafer R&D, JA Hefei Renewable Energy and JA Hefei Technology are subject to the uniform income rate of 25% under the CIT Law.

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

Under the CIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares or ADSs by holders of our ordinary shares or ADSs is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain holders of our ordinary shares or ADSs may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by U.S. Holders, as defined below, that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986 as amended (the “Code”). This summary is based upon existing United States federal tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States (except to the extent expressly provided below) tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.  For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as a beneficial owner of the underlying shares represented by the ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (or a “PFIC”) for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (“passive assets”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although we do not believe that we were classified as a PFIC for the taxable year ended 2011, there is a significant risk that we will be classified as a PFIC for our current taxable year ending 2012 and future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce or are held for the production of active income.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations as appropriate for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such

U.S. holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), we will continue to be treated as a PFIC with respect to such holder for all subsequent years during which such holder holds the ADSs or ordinary shares (“PFIC-Tainted Shares”), unless we cease to be a PFIC and such holder makes a “deemed sale” election or, in certain circumstances, a “deemed dividend” election with respect to the ADSs or ordinary shares, as applicable.  If a deemed sale election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares held by such holder at their fair market value and any gain from such deemed sale would be subject to the PFIC rules described above.  If a deemed dividend election is made, the U.S. Holder must include in income as a dividend its pro rata share of certain of our earnings and profits, and such deemed dividend would be treated as an excess distribution for purposes of the PFIC rules described above.  After the deemed sale election or deemed dividend election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC.  Each U.S. Holder should consult its tax advisor regarding the advisability of relying on a deemed sale or deemed dividend election to avoid owning PFIC-Tainted Shares instead of a mark-to-market election, as described below.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock.  Marketable stock is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NYSE) or other market as defined in applicable United States Treasury Regulations.  We anticipate that our ADSs should qualify as being regularly traded on the NYSE, but no assurances may be given in this regard.  If a U.S. Holder makes this election, the holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.  The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

The “QEF election” regime, which serves as a further alternative to the foregoing rules, is not available because we do not intend to provide the information necessary to enable a U.S. Holder to make such election.

If a U.S. Holder holds ADSs or ordinary shares in any year in which a non-United States corporation is treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other forms as may be required by the United States Treasury Department.  Each U.S. Holder is advised to consult with its tax advisor regarding the application of the PFIC rules if we become classified as a PFIC, including the possibility of making a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to

“qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  Although no assurance may be given, the ADSs are expected to be readily tradable on the NASDAQ, which is an established securities market in the United States.  There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years.  Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  If, however, we are deemed to be a PRC “resident enterprise” under PRC tax law, see “Item 10. Additional Information — Taxation — People’s Republic of China Taxation,” we may be eligible for the benefits of the United States-PRC income tax treaty.  If we are eligible for such benefits, dividends we pay on our ordinary shares could be eligible for the reduced rate of taxation, regardless of whether such shares are represented by ADSs.

Dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. If any gains were subject to PRC tax and a U.S. Holder is eligible for the benefits of the United States-PRC treaty, such gains might be resourced under the treaty as PRC source income. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution).  These rules also impose penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares.  Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied).  U.S. Holders are advised to consult with their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

European Countries Taxation

JA Luxembourg S.a.r.l. is incorporated in Luxemburg and is subject to a 28.80% corporate tax rate.

JA Solar GmbH is incorporated in Germany and is subject to effective income tax rate of 32.98% which consists of 15% corporate income tax plus a solidarity surcharge of 5.5% on corporate income tax and a trade income tax rate of 17.15%.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of our bank borrowings and 2008 Senior Notes, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2011, we had RMB1,414.9 million short-term bank borrowings and current portion of long term bank borrowings and RMB 3,461.9 million long-term bank borrowings, with an average interest rate of 6.40% per annum. A hypothetical one percentage point

(100 basis-point) increase in interest rates would have resulted in an increase of approximately RMB 48.8 million in interest expense for the year ended December 31, 2011. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. A significant portion of our revenues and expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. In addition, we are exposed to the foreign exchange risks in relation to our repayment of the 2008 Senior Notes upon their maturity. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In this particular regard, for the year ended December 31, 2011, we incurred foreign exchange loss totaling RMB 69.0 million. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Fluctuations in currency exchange rates, particularly between U.S. dollar/Euro and Renminbi, may continue to have a significant effect on our net profit margins and would result in foreign currency exchange gains and losses on our U.S. dollar/Euro denominated assets and liabilities. Any appreciation of Renminbi against U.S. dollar/Euro could result in a change to our statement of operations. On the other hand, any depreciation of Renminbi to U.S. dollar/Euro could reduce the Renminbi equivalent amounts of our financial results, the proceeds from our public offerings and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. Since 2009, we have entered into foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for the forecasted sales denominated in foreign currencies. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated transactions. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have recorded a provision balance of RMB 94.2 million for potential losses against these prepayments as of December 31, 2011. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Business and Industry —Prepayment arrangements for procurement of silicon wafers and/or polysilicon from our major suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

We extend credit terms to certain customers after assessing a number of factors to determine whether collections from the customers are probable.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer credit worthiness and current economic trends. We recorded RMB 32.6 million for doubtful accounts as of December 31, 2011. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2011, we were entitled to US$1.6 million from the depositary as reimbursement for expenses related to the administration and maintenance of our ADS program in 2011.

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

ITEM 15.                                              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2011, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective at a reasonable assurance level.

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

We have excluded Silver Age and its 100% owned subsidiaries, Full Shine Holding Limited and Solar Silicon Valley, (collectively, “Solar Silicon Valley Entities”) from our management assessment of internal control over financial reporting because Solar Silicon Valley Entities were acquired by the Company in a purchase business combination in November 2011.  Our auditor has also excluded Solar Silicon Valley Entities from its audit of internal control over financial reporting.  The aggregated total assets and total revenues of Solar Silicon Valley Entities represented 4.8% and 0.2%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended December 31, 2011.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on page F-2 in this annual report.

Changes in Internal Control Over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. We consider there are no changes in internal control over financial reporting in year 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Hope Ni, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act, as amended) and a member of our audit committee, is an audit committee financial expert.

ITEM 16B.            CODE OF ETHICS

We have adopted a code of ethics for chief executive officer and senior financial officers, which we filed with the SEC as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006. This home country practice of ours was established by us by reference to similarly situated issuers and differs from the NASDAQ Stock Market Rules that require listed companies to adopt one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are, however, no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for services provided by our principal accountants for each of the fiscal years 2010 and 2011:

For the Year Ended December 31,
	2010	2011
Audit fees(1)	RMB 8.0 million	RMB 8.7 million
Audit-related fees(2)	—	RMB 1.9 million
Tax fees(3)	RMB 0.65 million	—

(1)          “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)          “Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services.

(3)          “Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee. Our audit committee will review and approve our independent auditor’s annual engagement letter, including the proposed fees, as well as all audit and permitted non-audit engagements and relationships between the company and such independent auditors prior to the services being provided.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2011, we made no purchases of our ordinary shares or our ADSs, and repurchased our 2008 Senior Notes with an aggregate principal amount of US$6.15 million at a total cost of US$4.50 million. We may from time to time seek to make additional repurchases of our Senior Notes. Such repurchase, if any, will depend on the then prevailing market condition, our liquidity requirements and other factors.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

NASDAQ Stock Market Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of The NASDAQ Stock Market LLC, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ Stock Market Rules are summarized as follows:

•                  We follow home country practice that permits our Board of Directors to have less than a majority of independent directors.

•                  We follow home country practice that does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NASDAQ Stock Market Rules or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

•                  We follow home country practice that does not require the nominating and corporate government committee and compensation committee of our Board of Directors to be comprised solely of independent directors.

•                  We follow home country practice that does not require us to have regularly scheduled meetings at which only independent directors are present, or executive sessions.

•                  We follow home country practice that does not specifically require us to have one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.

In accordance with NASDAQ Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at http://investors.jasolar.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

The consolidated financial statements of JA Solar Holdings Co., Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19.               EXHIBITS

1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with the Securities and Exchange Commission on January 16, 2007.)

2.1	Form of Indenture (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-3ASR, initially filed with the Securities and Exchange Commission on May 12, 2008.)

2.2

Form of First Supplemental Indenture between The Bank of New York as trustee and JA Solar (incorporated by reference to Exhibit 4.1 on Form 6-K initially filed with the Securities and Exchange Commission on May 20, 2008).

4.1

Silicon Wafer Supply Agreement between JingAo Solar Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated as of April 7, 2008 (incorporated by reference to Exhibit 4.14 from our Form 20-F, initially filed with the Securities and Exchange Commission on May 9, 2008.)

4.2

The Polysilicon Supply Contract between JA Solar Technology Yangzhou Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., dated August 17, 2008 (incorporated by reference to Exhibit 4.14 from our Form 20-F, initially filed with Securities and Exchange Commission on June 25, 2009.)

4.3

Investment Agreement for Solar Photovoltaic Industrial Center Project between JA Solar Holdings Co., Ltd. and the Management Committee of Hefei High-Tech Industrial Development Zone dated February 26, 2011. (incorporated by reference to Exhibit 4.3 from our Form 20-F/A, initially filed with the Securities and Exchange Commission on June 15, 2011.)

4.4

Supplemental Agreement of Exhibit 4.1 and 4.2 among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., JingAo Solar Co., Ltd., JA Solar Technology Yangzhou Co., Ltd., Jiangsu GCL Silicon Technology Development Co., Ltd, Suzhou GCL Photovoltaic Technology Co., Ltd., Nanjing GCL Photovoltaic Power Technology Co., Ltd. and Changzhou GCL Photovoltaic Technology Co., Ltd. dated December 2, 2010. (incorporated by reference to Exhibit 4.4 from our Form 20-F, initially filed with Securities and Exchange Commission on April 26, 2011.)

4.5

Supply Agreement between OCI Company Ltd. and JingAo Solar Co., Ltd. dated March 28, 2011. (incorporated by reference to Exhibit 4.5 from our Form 20-F, initially filed with the Securities and Exchange Commission on April 26, 2011.)

4.6

Supply Agreement between Wacker Chemie AG and Jing Hai Yang Semiconductor Materials (Dong Hai) Co., Ltd. dated September 30, 2010. (incorporated by reference to Exhibit 4.6 from our Form 20-F, initially filed with the Securities and Exchange Commission on April 26, 2011.)

4.7

Share Purchase Agreement by and among Jinglong Group Co., Ltd., Huang Chin Tien, Silver Age Holdings Limited and JA Solar Holdings Co., Ltd. dated July 1, 2011 (incorporated by reference to Exhibit 99.2 from our Form 6-K, initially filed with the Securities and Exchange Commission on July 1, 2011.)

4.8*

Long-term Supply Agreement between Hemlock Semiconductor Pte. Ltd. and JA Solar Technology Yangzhou Co., Ltd. dated May 4, 2011 (Confidential treatment has been requested for certain portions omitted from this exhibit and replaced with “***” pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

4.9*

Framework Agreement Regarding Repayment of Prepayment by and among JingAo Solar Co., Ltd., JA Solar Holdings Co., Ltd., JA Solar Hong Kong Limited, M.SETEK Co., Ltd. and Hebei Ningjin Songgong Semiconductor Co., Ltd. dated March 8, 2012 (Confidential treatment has been requested for certain portions omitted from this exhibit and replaced with “***” pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our 2006 annual report on Form 20-F (File No. 001-33290) initially filed with the Securities and Exchange Commission on June 1, 2007.)

12.1*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

***   To be furnished by amendment

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.

	By:	/s/ Min Cao
Name: Min Cao
Title: Chief Financial Officer

Date: April 30, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income/(loss), and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in item 15 of this Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under item 15, management has excluded Silver Age Holding Limited and its 100% owned subsidiaries, Full Shine Holding Limited and Solar Silicon Valley Electronic Science and Technology Co., (collectively, “Solar Silicon Valley Entities”) from its assessment of internal control over financial reporting as of December 31, 2011 because Solar Silicon Valley Entities were acquired by the Company in a purchase business combination in November 2011. We have also excluded Solar Silicon Valley Entities from our audit of internal control over financial reporting. The aggregated total assets and total revenues of Solar Silicon Valley Entities represented 4.8% and 0.2%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended December 31, 2011.

Shanghai, the People’s Republic of China

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

April 30, 2012

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

		December 31,	December 31,
	Note	2010	2011
		RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	2(d)	2,289,482	3,889,092
Restricted cash	2(d)	112,593	88,632
Notes receivable from third party customers	5	254,422	415,503
Notes receivable from related party customers	5,25(b)	—	4,712
Accounts receivable from third party customers, net	6	944,036	1,213,880
Accounts receivable from related party customers, net	6,25(b)	1,597	31,024
Inventories	7	1,349,329	730,635
Advances to third party suppliers, net	8	493,915	421,478
Advances to related party suppliers, net	8,25(b)	111,714	14,179
Other current assets	9,14,21,25(b),27	740,770	860,136
Deferred tax assets	12	44,892	39,851
Assets of discontinued operations	22	75,478	—
Total current assets		6,418,228	7,709,122
Property, plant and equipment, net	10	3,170,721	5,099,208
Intangible asset, net	11	14,332	13,750
Deferred tax assets	12	41,975	52,769
Advances to third party suppliers, net	8	1,606,680	1,414,587
Advances to related party suppliers, net	8,25(b)	46,498	38,333
Prepaid land use rights	14	195,490	245,888
Investment in a joint venture	4	—	94,411
Derivative assets	16,27	14,591	—
Deferred issuance cost	16	110,868	67,531
Total assets		11,619,383	14,735,599

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share data)

		December 31,	December 31,
	Note	2010	2011
		RMB	RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long term bank borrowings	15	—	1,414,906
Accounts payable to third parties		918,079	569,542
Accounts payable to related parties	25(a)	118,337	155,551
Tax payables		114,184	24,570
Advances from third party customers		480,888	320,015
Advances from related party customers	25(a)	3,570	262
Other payables to third parties	17	192,004	527,727
Payroll and welfare payables		115,607	145,393
Accrued expenses	18	61,876	152,677
Interest payable		8,500	7,869
Amounts due to related parties	25(a)	174	6,776
Other current liabilities	27	29,808	—
Liabilities of discontinued operations	22	615	—
Total current liabilities		2,043,642	3,325,288
Accrued warranty costs	19	31,277	78,751
Other long-term liabilities	13	47,959	82,458
Long-term bank borrowings	15	1,520,000	3,461,916
Convertible notes	16	1,230,175	1,238,485
Embedded derivatives	16,27	66,174	32
Total liabilities		4,939,227	8,186,930

Commitments and Contingencies	26
Shareholders’ equity :
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized, 169,976,270 and 202,238,307 shares issued and outstanding as of December 31, 2010 and December 31, 2011, respectively)	30	134	154
Additional paid-in capital		4,680,133	5,102,362
Statutory reserves	23(b)	397,486	420,301
Retained earnings		1,604,493	1,017,333
Accumulated other comprehensive (loss)/income		(2,090)	8,519
Total shareholders’ equity		6,680,156	6,548,669
Total liabilities and shareholders’ equity		11,619,383	14,735,599

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2009	December 31, 2010	December 31, 2011
		RMB	RMB	RMB
Revenues
Solar modules to third parties		82,649	2,510,563	3,709,335
Solar cells and other products to third parties		3,283,806	8,023,938	6,151,136
Solar cells and other products to related parties		5,206	160,413	71,671
Engineering, procurement and construction to third parties		—	—	146,444
Solar products processing to third parties		406,892	1,065,866	654,268
Total revenues		3,778,553	11,760,780	10,732,854
Cost of revenues
Solar modules to third parties		(90,671)	(2,221,536)	(3,427,801)
Solar cells and other products to third parties		(2,980,821)	(6,357,798)	(6,170,760)
Solar cells and other products to related parties		(4,726)	(127,104)	(71,900)
Engineering, procurement and construction to third parties		—	—	(108,351)
Solar products processing to third parties		(220,284)	(507,956)	(492,709)
Total cost of revenues		(3,296,502)	(9,214,394)	(10,271,521)
Gross profit		482,051	2,546,386	461,333
Selling, general and administrative expenses		(325,243)	(457,815)	(509,832)
Research and development expense		(45,101)	(63,816)	(68,948)
Impairment loss on property, plant and equipment		(18,010)	(47,286)	(303,068)
Total operating expenses		(388,354)	(568,917)	(881,848)
Income/(loss) from continuing operations		93,697	1,977,469	(420,515)
Change in fair value of derivatives	16,27	(49,071)	74,528	84,874
Convertible notes buyback (loss)/gain	16	(24,156)	—	4,312
Interest expense		(231,487)	(221,209)	(373,710)
Interest income		11,964	12,810	25,868
Foreign exchange gain/(loss)		4,629	(74,429)	(69,027)
Loss for equity investment in a joint venture	4	—	—	(1,800)
Investment loss		(2,277)	—	—
Other income, net	3,4,13	7,786	258,719	235,723
(Loss)/income from continuing operations before income taxes		(188,915)	2,027,888	(514,275)
Income tax expense	12	(7,999)	(252,707)	(57,823)
(Loss)/income from continuing operations		(196,914)	1,775,181	(572,098)
Income/(loss) from discontinued operations, net of tax	22	3,415	(19,830)	—
Gain from sales of discontinued operations, net of tax	22	—	—	7,753
Net (loss)/income attributable to ordinary shareholders		(193,499)	1,755,351	(564,345)

Net (loss)/income per share from continuing operations:	24
Basic		(1.22)	10.90	(3.42)
Diluted		(1.22)	10.72	(3.42)
Net income/(loss) per share from discontinued operations:
Basic		0.02	(0.12)	0.04
Diluted		0.02	(0.12)	0.04
Net (loss)/income per share:
Basic		(1.20)	10.78	(3.38)
Diluted		(1.20)	10.61	(3.38)
Weighted average number of shares outstanding:	24
Basic		161,643,312	162,900,657	167,101,076
Diluted		161,643,312	171,116,684	167,101,076

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS)

(In thousands, except share and per share data)

	Ordinary shares		Additional	Statutory	Retained	Accumulated other	Total shareholders’	Total Comprehensive
	Shares	Amount	paid-in capital	reserves	earnings	comprehensive loss	equity	Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2008	167,982,020	133	4,487,033	169,576	270,551	(383)	4,926,910

Share based compensation	—	—	79,935	—	—	—	79,935	—
Exercise of stock options	1,036,400	1	16,840	—	—	—	16,841	—
Statutory reserves	—	—	—	41,626	(41,626)	—	—	—
Net loss	—	—	—	—	(193,499)	—	(193,499)	(193,499)
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	(6,798)	(6,798)	(6,798)
Other comprehensive loss for forward contract (Note 21)	—	—	—	—	—	(831)	(831)	(831)
Total other comprehensive loss								(7,629)

Balance at December 31, 2009	169,018,420	134	4,583,808	211,202	35,426	(8,012)	4,822,558	(201,128)

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS) (Continued)

(In thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Total Comprehensive
	Shares	Amount	capital	reserves	earnings	loss	equity	Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2009	169,018,420	134	4,583,808	211,202	35,426	(8,012)	4,822,558
Share based compensation	—	—	88,049	—	—	—	88,049	—
Exercise of stock options	957,850	0	8,276	—	—	—	8,276	—
Statutory reserves	—	—	—	186,284	(186,284)	—	—	—
Net Income	—	—	—	—	1,755,351	—	1,755,351	1,755,351
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	3,596	3,596	3,596
Other comprehensive income for forward contract (Note 21)	—	—	—	—	—	2,326	2,326	2,326
Total other comprehensive income								5,922
Balance at December 31, 2010	169,976,270	134	4,680,133	397,486	1,604,493	(2,090)	6,680,156	1,761,273

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS) (Continued)

(In thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Total Comprehensive
	Shares	Amount	capital	reserves	earnings	Income/(loss)	equity	Income/(loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2010	169,976,270	134	4,680,133	397,486	1,604,493	(2,090)	6,680,156	—
Share based compensation	—	—	40,187	—	—	—	40,187	—
Exercise of stock options	1,360,750	1	23,074	—	—	—	23,075	—
Issuance of shares for business combination (Note 3)	30,901,287	19	358,968	—	—	—	358,987	—
Statutory reserves	—	—	—	22,815	(22,815)	—	—	—
Net loss	—	—	—	—	(564,345)	—	(564,345)	(564,345)
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	1,181	1,181	1,181
Other comprehensive income for forward contract (Note 21)	—	—	—	—	—	9,428	9,428	9,428
Total other comprehensive income								10,609
Balance at December 31, 2011	202,238,307	154	5,102,362	420,301	1,017,333	8,519	6,548,669	(553,736)

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31, 2009	For the year ended December 31, 2010	For the year ended December 31, 2011
	RMB	RMB	RMB

Cash flows from operating activities:
Net (loss)/income	(193,499)	1,755,351	(564,345)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Share based compensation	96,199	71,785	40,187
Depreciation and amortization	178,765	297,509	484,784
Allowance for doubtful accounts	20,892	1,645	26,338
Inventory write-down	44,229	10,949	90,156
Allowance for advance to third party suppliers	33,368	35,909	6,285
Amortization of deferred issuance cost and accretion of convertible notes	127,949	123,915	140,894
Change in fair value of derivatives	49,071	(74,528)	(63,147)
Gain on acquisition of a subsidiary	—	—	(187,387)
Loss for equity investment in a joint venture	—	—	1,800
Exchange gain	(2,138)	(18,044)	(57,989)
Investment loss from short-term investments	2,277	—	—
Loss from disposal of fixed assets	782	1,198	3,334
Impairment on property, plant and equipment	18,010	47,286	303,068
Deferred income taxes	(21,672)	(36,815)	(5,587)
Loss/(gain) from convertible notes buyback	24,156	—	(4,312)
Gain or loss on sale of available-for-sale securities	—	(231,163)	—
Loss on disposal of discontinued operation	—	21,967	—
Changes in operating assets and liabilities:
Increase in notes receivables	(119,824)	(134,598)	(157,771)
Increase in accounts receivables from third party customers	(23,895)	(597,696)	(295,673)
Decrease/(increase) in accounts receivables from related party customers	23,009	(1,597)	133,257
Disposal of trading securities	353,588	—	—
(Increase)/decrease in inventories	(93,379)	(719,084)	557,791
Decrease/(increase) in advance to third party suppliers	71,893	(46,411)	288,410
Decrease in advance to related party suppliers	261,394	11,399	109,391
(Increase)/decrease in other current assets	(23,144)	(342,296)	180,187
Increase in prepaid land use rights	(6,222)	(57,509)	(57,312)
Increase/(decrease) in accounts payable	249,881	655,577	(466,524)
Increase/(decrease) in tax payable	10,035	(85,542)	(89,614)
(Decrease)/increase in advance from customers	(11,268)	430,598	(165,270)
Increase/(decrease) in other payables	4,640	(16,558)	6,637
Increase/(decrease) in payroll and welfare payables	45,009	56,399	(41,682)
(Decrease)/increase in accrued expenses	(1,652)	40,790	90,145
Decrease in interest payable	(3,328)	(1,629)	(448)
(Decrease)/increase in amounts due to related parties	(3,123)	(6,034)	6,602
Increase/(decrease) in other current liabilities	—	29,802	(29,808)
Increase in accrued warranty costs	746	25,346	47,474
Increase in other long-term liabilities	16,383	31,593	34,499
Net cash provided by operating activities	1,129,132	1,279,514	364,370

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the year ended December 31, 2009	For the year ended December 31, 2010	For the year ended December 31, 2011
	RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property, plant and equipment	(610,600)	(1,646,446)	(2,203,723)
Proceeds from disposal of property, plant and equipment	275	7,427	5,041
Purchase of intangible assets	(2,277)	(6,020)	(196)
Proceeds from disposal of a subsidiary	—	—	82,268
Cash paid for investment in a joint venture	—	—	(96,211)
Cash (paid for)/acquired from acquisition of a subsidiary	—	(196,037)	127,720
Proceeds from sale of available-for-sale securities	66,000	231,163	—
(Increase)/decrease in restricted cash	(10,551)	(68,981)	23,961
Net cash used in investing activities	(557,153)	(1,678,894)	(2,061,140)
Cash flows from financing activities:
Proceeds from short-term bank borrowings	40,000	—	1,933,478
Proceeds from long-term bank borrowings	680,000	1,600,000	3,510,208
Repurchase of convertible notes	(459,601)	—	(28,469)
Repayment of short-term bank borrowings	(520,000)	(10,000)	(1,446,403)
Repayment of long-term bank borrowings	—	(760,000)	(681,500)
Proceeds from exercise of stock options	16,841	8,276	23,075
Net cash (used in)/provided by financing activities	(242,760)	838,276	3,310,389
Effect of exchange rate changes on cash and cash equivalents	(4,755)	(16,662)	(14,009)
Net increase in cash and cash equivalents	324,464	422,234	1,599,610
Cash and cash equivalents at the beginning of the year	1,542,784	1,867,248	2,289,482
Cash and cash equivalents at the end of the year	1,867,248	2,289,482	3,889,092

Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	98,259	114,819	170,467
Cash paid for income tax	30,028	179,658	200,839
Supplemental schedule of non-cash investing and financing activities:
Purchases of property, plant and equipment included in other payables	69,444	151,791	474,185
Issuance of ordinary shares relating to acquisition of a subsidiary	—	—	358,987

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

In November 2011, the Company completed the acquisition of 100% equity interest of Silver Age Holdings Limited (“Silver Age”), of which Full Shine Holdings Limited (“Full Shine”) and Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”) are 100% owned subsidiaries.  The total consideration is RMB 358,987 in 30,901,287 JA Solar’s ordinary shares. Thereafter, Silver Age, Full Shine and Solar Silicon Valley became wholly owned subsidiaries of the Company. (Refer to Note 3).

Majority of the Group’s business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd. (“JA Hebei”), Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”), Shanghai JA Solar PV Technology Co., Ltd. (“JA Zhabei”), JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”), Solar Silicon Valley and Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”), in which the Company indirectly holds a 100% interest.

As of December 31, 2011, the Company’s subsidiaries include the following entities:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
JingAo Solar Co., Ltd. (“JA Hebei”)	May 18, 2005	PRC	100%
JA Development Co., Ltd. (“JA BVI”)	July 6, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”)	November 16, 2006	PRC	100%
JA Solar USA Inc. (“JA USA”)	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd. (“JA Zhabei”)	June 22, 2007	PRC	100%
JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”)	November 19, 2007	PRC	100%
JA Solar Hong Kong Limited (“JA Hong Kong”)	December 10, 2007	Hong Kong	100%
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”)	October 11, 2008	PRC	100%
JA Solar Yangzhou R&D Co., Ltd. (“JA Yangzhou R&D”)	March 12, 2009	PRC	100%
JA Luxembourg S.a.r.l. (“JA Lux”)	June 26, 2009	Luxembourg	100%
JA Yangzhou PV Technology Co., Ltd. (“JA Yangzhou PV”)	November 23, 2009	PRC	100%
JA Solar GmbH (“JA GmbH”)	February 17, 2010	Germany	100%
JA Solar International Co., Limited (“JA International”)	May 28, 2010	Hong Kong	100%
Shanghai Jinglong Solar Technology Co., Ltd. (“JA Jinglong”)	July 5, 2010	PRC	100%
Donghai JA Solar Technology Co., Ltd. (“JA Wafer R&D”)	November 4, 2010	PRC	100%
JA (Hefei) Renewable Energy Co., Ltd. (“JA Hefei Renewable Energy”)	March 30, 2011	PRC	100%
Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”)	July 8, 2011	PRC	100%
JA Solar Investment China Co., Ltd. (“JA Investment”)	October 31, 2011	PRC	100%
Silver Age Holdings Limited (“Siliver Age”)	November 30, 2011	BVI	100%
Full Shine Holdings Limited (“Full Shine”)	November 30, 2011	Hong Kong	100%
Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”)	November 30, 2011	PRC	100%

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies

a)              Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

b)              Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and advances to suppliers, valuation of inventories, derivative and other financial instruments, useful lives of long-lived assets, assumptions used to measure impairment of long-lived assets, determination of fair value of identifiable assets and liabilities acquired through business combination, accrual for warranty and other liabilities, provision for uncertain tax positions and tax valuation allowances and assumptions used in the computation of share-based compensation, including the associated forfeiture rates.

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity (deficit) and net income or loss. Note 27, “Fair Value Measurements”, for further details.

d)              Cash, cash equivalents and restricted cash

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Restricted cash represents amounts held by banks, which are not available for the Group’s use, as collateral for issuance of letters of credit.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

e)              Investments

The Group accounts for short-term investments in accordance with ASC 320, Investments-Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in investment income. The Group does not have short-term investments as of December 31, 2010 and 2011.

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

Investments in entities where the Group does not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Investment in a joint venture is accounted for by the equity method of accounting as the Group has the ability to exercise significant influence but does not own a majority equity interest. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in equity gain/(loss) for the investee in the Group’s Consolidated Statements of Operations. Unrealized gains on transactions between the Company and the joint venture are eliminated to the extent of the Group’s interest in the joint venture, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  When the Group’s share of losses in the joint venture equals or exceeds its interest in the joint venture, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture.

The Group reviews its investment in the joint venture to determine whether a decline in fair value below the carrying value is other- than-temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, changes in valuation subsequent to the balance sheet date and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. There were no impairment losses for its investment in the joint venture in the year ended December 31, 2011. (See Note 4)

f)                Allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any.

g)             Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously written down are eventually sold.

In addition, the Group analyzes its purchase commitments, which primarily consist of long-term fixed price polysilicon purchase agreements, at each period end.  Provision, if any, is made in the current period if the anticipated inventories cost from future execution of such purchase agreements is in excess of market value. There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2009, 2010 and 2011.

h)             Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group does not require collateral or other security against its advances to related or third party suppliers. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Group classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

i)                Prepaid land use rights

Land use rights are carried at cost less accumulated amortization and impairment losses, if any.  Amortization is provided on a straight-line basis over the lease period of 40 or 50 years.

j)                Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Shorter of the lease term or their estimated useful lives
Machinery and equipment	5-15 years
Furniture and fixtures	5 years
Motor vehicles	5 years

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property, plant and equipment when an asset is ready for its intended use, at which time depreciation commences. Interest expense incurred for qualifying assets are capitalized in accordance with ASC 835-20, Capitalization of Interest.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

k)            Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Operations on a straight-line basis over the lease periods.

l)                Business combination

Business combinations are accounted for under the acquisition method in accordance with ASC 805, Business Combinations. The consideration transferred is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the fair value of consideration transferred , fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquire is less than the fair value of the net assets of the entity acquired, the difference, a bargain purchase, is recognized as a gain directly in the statements of operations.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment.  The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

m)          Intangible asset, net

Intangible assets primarily represent technical know-how, purchased accounting and operational software, and customer relationships acquired through business combinations.

Technical know-how, contributed by one of the Group’s shareholders upon formation of JA Hebei, is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of eight years.

Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Customer relationship is recorded at fair value at the acquisition date less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful life of five years.

Purchased software and others with a finite useful life is being amortized on a straight line basis over its estimated useful life of three to ten years.

n)             Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value in the event that the carrying amount exceeds the estimated future undiscounted cash flow attributed to such assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized (See Note 10).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

o)              Income taxes

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

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the Consolidated Statements of Operations. In the years ended December 31, 2009, 2010 and 2011, the Group did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

p)              Revenue recognition

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

•                  For EX Works (“EXW”) terms, which mean that a seller has the goods ready for collection at its premises (works, factory, warehouse, plant),  the contract specifies that the risks are assumed by the customer when the customer picks up the goods from the Company’s warehouse, at which time revenue is recognized. For FOB shipping point terms, the contract specifies that the customer takes title to the goods and is responsible for all risks and rewards of ownership once products are over shipping rail at the named loading port from the Company’s premises, at which time revenue is recognized. For CIF terms, the Company pays the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk/rewards of ownership of the goods is passed to the buyer according to each of the contract term, which is defined in each contract. The point of delivery could be at the port of shipping, or it could also be when the goods arrive at the named port of destination. When title to the goods transfers at the port of shipping, the beneficiary of the insurance is the buyer and the Company has no obligations to the buyer if goods are damaged during shipping. Revenue is therefore, recognized when the title to and risk/rewards of ownership of the goods is passed to the buyer which is at port of shipping or port of destination, depending on the terms of the contract.

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

(ii)                   Revenue recognition for solar products processing

The Group provides solar products processing services to customers with their own wafer/polysilicon supplies. Under certain of these solar products processing service arrangements, the Group purchases raw materials from a customer and agrees to sell a specified quantity of solar products produced from such materials back to the same customer. The Group records revenue from these processing transactions on a net basis, recording revenue based on the amount received for solar products sold less the amount paid for the raw materials purchased from the customer.

(iii)                Revenue recognition for engineering, procurement and construction services

The Group recognizes revenue using the percentage of completion method for systems integration projects for which the Group provides engineering, procurement and construction (“EPC”) services under the EPC contracts. The Group estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Group applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. The Group uses this method because management considers costs incurred to be the best available measure of progress on these contracts and management believes it has the ability to reasonably estimate and track costs. When the Group determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No contract losses were recorded in the years ended December 31, 2009, 2010 and 2011.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

q)              Cost of revenue

Cost of revenue — solar products

Cost of revenue for solar products includes production related direct labor, direct material cost , depreciation and amortization, indirect costs, shipping (freight in) and handling costs for products sold, inventory obsolescence and lower of cost or market charge, capacity underutilization charges and warranty cost.

Cost of revenue - solar products processing

Cost of revenue for solar products processing includes direct labor, depreciation and amortization, indirect costs, and shipping and handling costs.

Cost of revenue - engineering, procurement and construction services

Costs of revenue for engineering, procurement and construction services include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Group recognizes job material costs as incurred costs when the job materials have been installed. The Group considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design.

r)              Share based compensation

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.  For the stock options granted in the years ended December 31, 2009, 2010 and 2011 the Group used the forfeiture rate of 0%, 7.70% and 9.79%, respectively.

s)              Research and development

Research and development costs are expensed when incurred.

t)                Advertising expenses

Advertising expenses are expensed when incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements.

u)             Warranty cost

Solar modules produced by the Group are typically sold with a 10-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Group therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Group accrues 1.0% of its net revenues attributable to module sales as general warranty costs at the time revenues are recognized and include that amount in its cost of revenues. The Group also separately accrues specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment. Due to limited warranty claim history, the Group accrues the estimated costs of warranties based primarily on its own history, industry data and an assessment of its competitors’ accrual history. Through the Group’s relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Group believes that accruing 1.0% of its net revenues attributable to module sales as general warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Group in estimating the long-term reliability of solar modules, estimates of failure rates from its quality review and other assumptions that it believes to be reasonable under the circumstances. However, although the Group conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. (See Note 19)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

v)               Foreign currencies translation

The functional and reporting currency of the Company and the majority of its subsidiaries is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”)  prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchange gains and losses are included in the Consolidated Statements of Operations as a separate line item after income from operations.

For the Company’s subsidiaries whose functional currency is not RMB, the asset and liability accounts are translated into RMB, its reporting currency, using exchange rates in effect at the balance sheet dates, equity accounts are translated at historical exchange rates, and income and expense items are translated using average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulative other comprehensive income, net of tax, in the consolidated statements of changes in shareholders’ equity and comprehensive Income.

w)            Segment reporting

The Group has adopted ASC 280, Segment Reporting, for its segment reporting. The Group operates and manages its business as a single segment. The Group’s CODM is the Chief Executive Officer.

x)              Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

y)              Earnings/(loss) per share

In accordance with ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the change in income or loss resulting from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the senior convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options and RSUs (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

z)              Other Comprehensive income/(loss)

The Group has adopted ASC 220, Comprehensive Income. ASC 220 defines other comprehensive income/(loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, unrealized gains or losses on available-for-sale marketable securities, and unrealized hedging gain/(loss) to the extent effective, except those resulting from investments by owners and distributions to owners.

aa)        Derivative Financial Instruments-Embedded Foreign Currency Derivatives

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

ab)        Accounting for share lending arrangement

On January 1, 2010, the Company adopted ASU 2009-15,  Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing,  which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. (See Note 16).

ac)        Discontinued operation

In December 2010, the Company decided to discontinue the PV power plant business (Note 22). Consequently, the results of the Korean business for all periods presented were reclassified to income/(loss) from discontinued operations, net of tax in accordance with ASC 205, Presentation of Financial Statements.

ad)        Recent accounting pronouncements

In May 2011 the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Group does not expect the adoption of ASU 2011-04 to have a material impact on its financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for the Company means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have a material impact on the Group’s financial statements.

In September 2011, the FASB issued ASU 2011-08 (ASU 2011-08), Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect that the adoption of ASU 2011-08 will have a material impact to the Group’s financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have a material impact on the Group’s financial statements.

ae)        Reclassification

In 2011, the Group separately recorded impairment loss on property, plant and equipment in the Consolidated Statement of Operations as the amount was material for the year. The year-over-year comparison of impairment loss on property, plant and equipment has been reclassified for 2009 and 2010 to conform to this presentation.  Such reclassification had no effect on previously reported results of operations or retained earnings.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.     Acquisition of Solar Silicon Valley

On July 1, 2011, in order to optimize the Group’s cost structure through selective vertical integration, the Group entered into a definitive Share Purchase Agreement with Jinglong Group Co.,Ltd and Huang Chin Tien (“selling shareholders”) to acquire 100% ownership interest in Silver Age Holdings Limited (“Silver Age”), a British Virgin Island company that owns 100% of Full Shine Holdings Limited (“Full Shine”)and Solar Silicon Valley Electronic Science and Technology Co., (“Solar Silicon Valley”), a producer of solar wafers based in China.  Silver Age was 70% owned by Jinglong Group, a company controlled by JA Solar’s Chairman, Mr. Baofang Jin, and 30% owned by Huang Chin Tien, an independent third party shareholder. Total purchase price was determined at US$ 180,000, which was based on the fair value of Solar Silicon Valley at the time of closing.  The Group would be required to issue 30,901,287 ordinary shares as consideration at a price of US$5.825 per share, representing the 45-day volume-weighted average price of JA Solar’s ADSs trading on the NASDAQ Global Market and approximately a 5.0% premium to the last closing price of the ADSs immediately prior to July 1, 2011.  Each ADS of JA Solar represents one ordinary share. The number of share consideration was fixed with no adjustment clause.

In November 2011, the acquisition was consummated, and the acquisition date was November 30, 2011, the date on which the Group obtained control over Solar Silicon Valley. The fair value of purchase consideration on the acquisition date was RMB 358,987 (US$56,549), measured at the quoted market price of US$1.83 (RMB 11.62) as of November 30, 2011. Total acquisition costs were RMB 14,798, which were expensed as incurred in the year ended December 31, 2011.

Purchase price allocation

The total purchase price was allocated to Solar Silicon Valley’s tangible assets, identifiable intangible assets, and assumed liabilities based on their estimated fair values as set forth below. The excess of the fair value of net assets of Solar Silicon Valley, over the total purchase consideration, amounting to RMB 187,387, was recorded as other income in the Consolidated Statement of Operations. The Group makes estimates and judgments in determining the fair value of the acquired assets and assumed liabilities, based on its experience with similar assets and liabilities in similar industries. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Solar Silicon Valley’s business.

As of November 30,
2011
RMB

Assets acquired:
Cash and cash equivalents	127,720
Notes receivable	8,022
Accounts receivable	163,193
Short term prepayment	25,522
Inventory	29,253
Interest receivable	14,000
Other receivable	263,153
Property, plant and equipment, net (1)	189,092
Long term prepayment	8,334
Identifiable intangible assets (2)	3,191
Total assets acquired	831,480
Liabilities
Short-term bank borrowings	50,000
Accounts payable	155,201
Other payables	6,692
Advance from customers	1,089
Payroll and welfare payable	71,468
Accrued expenses	656
Total liabilities assumed	285,106
Fair value of net assets acquired (a)	546,374
Fair value of purchase consideration (b)	358,987
Bargain purchase gain (b - a) (3)	187,387

(1) The fair value of Property, plant and equipment was recognized and measured at fair value using depreciated replacement cost method.  Accumulated depreciation was not carried forward. Carry value of property, plant and equipment was adjusted down by RMB 28,697 as a result of fair value measurement.

(2) The fair value of identifiable intangible assets—customer relationship was determined using the income approach. The amortization period of five years was based on the estimated life of the customers. The customer relationship was valued as RMB 3,191 and RMB 53 was amortized in 2011.

(3) Bargain purchase gain, which was recognized as other income, was due to the fixed share consideration and the decline of the Company’s share price between the date of the definitive agreement and the date of deal consummation.

Solar Silicon Valley contributed net revenues of RMB 22,167 and net income of RMB 6,720 from December 1, 2011 through December 31, 2011. The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2010 and 2011, as if the acquisition of Solar Silicon Valley had occurred on January 1, 2010, and after giving effect to acquisition accounting adjustments.

	Year ended	Year ended
	December 31, 2010	December 31, 2011
	RMB	RMB
	(Unaudited)	(Unaudited)
Pro forma revenue	12,688,673	11,168,769

Pro forma net income/(loss)	2,364,583	(662,187)

Pro forma profit /(loss)attributable to holders of common shares	2,364,583	(662,187)
Pro forma earnings/(losses) per share:
Basic	12.20	(3.39)
Diluted	11.70	(3.39)
Weighted average number of shares used in computation:
Basic	193,801,944	195,293,209
Diluted	202,017,971	195,293,209

The unaudited pro forma consolidated results of operations is for illustrative purpose only and do not purport to be indicative of the results that would have been achieved if the above acquisition had actually taken place on January 1, 2010, and may not be indicative of future operating results. The unaudited pro forma net income includes RMB 638 and RMB 638 for the amortization of identifiable intangible assets and RMB 4,108 and RMB 4,108 for the reduction of depreciation expenses of property, plant and equipment for the years ended December 31, 2010 and 2011, respectively.  The unaudited pro forma net income for the year ended December 31, 2010 includes bargain purchase gain of RMB 187,387, and the unaudited pro forma net loss for the year ended December 31, 2011 excludes bargain purchase gain of RMB 187,387.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

4.              Investments

Trading securities

In 2009, the Group liquidated its investment in a currency fund. The Company did not acquire or liquidate any trading securities for the years ended December 31, 2010 and 2011.

Available-for-sale securities

In 2008, the Company obtained approximately US$100,000 worth of USD 3-Month LCMNER Index-Linked Note (the “Note”), issued by Lehman Brothers Treasury Co. B.V. (“Lehman Treasury”) incorporated in the Netherlands, guaranteed by Lehman. Lehman Europe is the dealer of the Note. This Note is linked to an index of Lehman Brothers Commodity Alpha Trading Strategies I Excess Return (LCMNER). The maturity date of the Note was October 9, 2008, with 100% principal protection guaranteed by Lehman Brothers Holdings Inc. The Note and the guarantee rank equally with all unsecured obligations of the issuer and guarantor.  On September 19, 2008 the Amsterdam District Court granted Lehman Treasury a provisional suspension of payments and subsequently declared Lehman Treasury bankrupt on October 8, 2008. The Note was not repaid by Lehman Treasury and the Company made a full impairment amounted to RMB 686,320 against it in 2008. On December 6, 2010, the Company completed the sale of this Note through a competitive bidding process with multiple bidders. The cash consideration received of RMB 231,163 (US$34,625) was recorded as a gain therein Other Income, net.

As of December 31, 2010 and 2011, the Company did not have any other available-for-sale securities.

Investment in a joint venture

In March 2011, the Group entered into a joint venture agreement with MEMC Singapore to form a jointly-owned company named JA MEMC (Yangzhou) Solar Technology Company Ltd., (“JA MEMC”), to build and operate a solar cell production facility in China. Pursuant to the joint venture agreement, JA Yangzhou and MEMC each contributed a capital investment of RMB 96,211 in cash, which represents 50% of the share capital of JA MEMC. The Group accounts for its investment in the joint venture using the equity method and the Group’s share of JA MEMC’s results of operations is included in equity gain/(loss) for a joint venture in the Group’s Consolidated Statements of Operations. As of December 31, 2011, JA MEMC was still in the process of pre-operation. The Group’s equity in net loss of JA MEMC amounted to RMB 1,800 for the year ended December 31, 2011.

5.              Notes Receivable

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate its fair values. There is no allowance against notes receivable as of December 31, 2009, 2010 and 2011.

6.              Accounts Receivable, net

Accounts receivable, net, consists of accounts receivables less allowance for doubtful accounts. The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,	As of December 31,	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of the year	24,708	41,121	6,975
Allowance made during the year	16,413	1,645	27,880
Recoveries	—	—	(1,542)
Amount written off against the allowance	—	(35,791)	(722)
Balance at end of the year	41,121	6,975	32,591

The Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures the Group against customer credit default. During the year ended December 31, 2011, for sales of solar cells, the Group provided credit terms of up to 60 days to customers with good credit-worthiness as determined by the Group’s credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

7.              Inventories

Inventories consisted of the following:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Raw materials	645,517	216,509
Work-in-progress	143,724	24,948
Finished goods	560,088	489,178
Total	1,349,329	730,635

As of December 31, 2010 and 2011, the provision balance for inventories was RMB 133,158 and RMB 223,314, respectively.

8.              Advances to suppliers

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

As of December 31, 2010 and 2011, outstanding prepayments made to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Supplier A (third party)*	1,180,445	927,255
Supplier B (third party)	481,177	445,187

* As of December 31, 2011, 49% of the balance of the Group’s advance payments was made to one major supplier, which is one of the leading polysilicon and wafer suppliers in the world. The Group is exposed to the credit and financial risks of this supplier. The Group’s financial condition and results of operations may be materially affected if the supplier fails to meet its obligations of supplying silicon materials according to the contractually agreed schedules. As of December 31, 2011, no provision was provided against prepayment made to this supplier as the balance was considered recoverable and that the delivery from the supplier is in accordance with planned schedules.

M.SETEK Co., Ltd (“M.SETEK”), one of the largest suppliers located in Japan, failed to make majority of scheduled delivery since March 2011 after a magnitude-9 earthquake struck Japan and triggered a tsunami affecting vast areas in Japan. Although the production capacity of M.SETEK has returned to normal since November 2011, the Group elected to claim the outstanding prepayment from M.SETEK pursuant to the contract. In order to settle the prepayments, the Group reached a settlement agreement with M.SETEK on March 8, 2012 that M.SETEK will use its dividend distribution from Hebei Ningjing Songgong, its 65%-owned subsidiary located in PRC, to repay part of the prepayments, and transfer its 65% equity interests in Hebei Ningjing Songgong to the Group at an appraisal price. For any remaining portion of the prepayment, M.SETEK will deliver polysilicon at market price to the Group until the prepayment is fully utilized. Hebei NingJin Songgong is a private company which is 65% owned by M. SETEK and 32.7% owned Mr. Baofang Jin, the Group’s Chairman, and 2.3% owned by a few third party individuals. As of December 31, 2011, no provision was provided against prepayment made to M. SETEK as the balance was considered recoverable taken into consideration the settlement agreement. However, if the key terms under the settlement agreement are not executed, the Group may not be able to recover some of its prepayments, which could have a material adverse effect on the financial condition of the Group.

No other individual supplier has advance payment balances that accounted for more than 10% of the total balance as of December 31, 2011.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

The following table presents the movement of the allowance for advances to supplier:

	As of December 31,	As of December 31,	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of the year	18,592	51,960	87,869
Allowance made during the year	37,368	65,366	42,194
Recoveries	(4,000)	(29,457)	(35,909)
Balance at end of the year	51,960	87,869	94,154

9.              Other current assets

Other current assets consisted of the following:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Input value-added tax recoverable	379,162	440,856
Income tax recoverable	—	43,781
Value-added tax refund from export sales	135,112	238,720
Prepaid input VAT & customs duty for import machinery and materials	106,664	26,803
Prepaid expenses	12,361	15,284
Insurance recovery asset	29,802	—
Prepayment for application of land use right	45,927	29,140
Foreign exchange forward contract instruments	2,493	23,351
Others	29,249	42,201
	740,770	860,136

10.       Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Buildings	520,359	888,541
Furniture, fixtures and office equipment	45,197	63,972
Motor vehicles	15,305	18,961
Machinery and equipment	2,427,277	3,831,912
Leasehold improvements	50,098	89,763
Total *	3,058,236	4,893,149
Less: accumulated depreciation	(562,836)	(1,036,207)
Subtotal	2,495,400	3,856,942
Construction-in-progress	675,321	1,242,266
Property, plant and equipment, net	3,170,721	5,099,208

* Includes impairments of long-lived assets for respective years as impairments are treated as permanent reductions in the carrying amounts of the assets.

As of December 31, 2011, the Group pledged its building with the net book value of RMB 109,815 to secure a long-term bank borrowing of RMB 130,000.

For the years ended December 31, 2009, 2010 and 2011, total interest capitalized was RMB 15,464, RMB 28,626 and RMB 50,912, respectively.

Depreciation expense was RMB 160,270, RMB 285,435 and RMB 475,278 for the years ended December 31, 2009, 2010 and 2011, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

For the years ended December 31, 2009 and 2010, the Group wrote down the carrying value in the amount of RMB 18,010 and RMB 47,286 of certain machineries respectively. The expense that was recognized from these machineries which were idle or malfunctioned for a prolonged period is as a result of accelerated depreciation from revising their remaining estimated useful life.

The Group evaluates long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. Considering a rapid decrease in selling price of multi-crystalline wafers and inadequate utilization of machines, the Group determined a two step impairment analysis is required in the year ended December 31, 2011. In step one impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the equipment used to produce multi-crystalline wafers were less than their carrying value, which required the step two impairment test. In the step two impairment analysis, the Group estimated the fair value based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the equipment was reduced to fair value based on the discounted cash flow analysis. This resulted in a pre-tax charge of RMB 303,068 recorded in the impairment loss on property, plant and equipment in the Consolidated Statements of Operations in 2011. Although assumptions used in estimates of future cash flows are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

During the year ended December 31, 2011, the Group acquired 100 percent of the shares of Silver Age Holdings Limited, to which Solar Silicon Valley is a 100% subsidiary, for a consideration of RMB 358,987 (see Note 3). After the acquisition, fair value of property, plant and equipment of Solar Silicon Valley amounting to RMB 189,092 was included on the consolidated financial statements.

11.       Intangible assets, net

Intangible assets, net, consisted of the following:

	Gross	Accumulated Amortization	Net
	RMB	RMB	RMB
As of December 31, 2010
Technical know-how	9,000	(6,375)	2,625
Purchased software and others	15,482	(3,775)	11,707
	24,482	(10,150)	14,332

As of December 31, 2011
Technical know-how	9,000	(7,500)	1,500
Customer relationship	3,191	(53)	3,138
Purchased software and others	15,678	(6,566)	9,112
	27,869	(14,119)	13,750

Amortization expense was RMB 2,125, RMB 3,645 and RMB 3,969 for the years ended December 31, 2009, 2010 and 2011, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

Amortization expense of the existing technical know-how, customer relationship and purchased software for each of the next five years will be approximately RMB 2,376.

12.            Income taxes

Cayman Islands and British virgin Islands

The Company is a tax exempt company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

People’s Republic of China

Pursuant to PRC Foreign Enterprise Income Tax (“FEIT”) Law, foreign-invested enterprise (“FIEs”) are subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. FIEs are also entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years (“2+3 holiday”), if they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China.

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

JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou were established before the effective date of the new CIT Law and subject to FEIT Law before January 1, 2008.

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

JA Fengxian and JA Yangzhou all had cumulative losses as of December 31, 2008 and their tax holidays were deemed to commence in 2008 and can be utilized until expiry pursuant to the new CIT Law.

JA Zhabei, which is not a production-oriented enterprise, not entitled to the tax holiday.

JA Lianyungang, which was established in 2008, JA Yangzhou R&D and JA Yangzhou PV, which were established in 2009, JA Wafer R&D and JA Jinglong, which were established/acquired in 2010, JA Hefei Renewable Energy, JA Hefei Technology and JA Investment, which were established in 2011, are not entitled to the tax holiday.

Solar Silicon Valley, which was acquired in 2011 is not entitled to any the tax holiday for the year ended December 31, 2011.

In accordance with the new CIT Law, a company is entitled to a preferential income tax of 15% if qualifying as an Advanced and New Technology Enterprise (“ANTE”). In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. As the original approval certificate was obtained in 2011, JA Hebei used the above-mentioned 2+3 holiday for capital injection made during 2007 for the year ended December 31, 2010. Under the new CIT Law, where the transitional preferential CIT policies and the preferential policies prescribed under the new CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. JA Hebei chose to enjoy the preferential income tax for an ANTE from January 1, 2011. In August 2011, JA Yangzhou was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. As JA Lianyungang was not entitled to enjoy any tax holiday before being recognized as and ANTE, JA Lianyungang became entitled to preferential income tax of 15% from 2011 to 2013 with no any other option.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. No dividend was declared in 2008 and 2009. In 2010, JA Hebei declared USD 80 million of dividends out of the cumulative retained earnings as of December 31, 2007 to JA BVI, which is exempt for WHT. Since the Group intends to indefinitely reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Undistributed earnings as of December 31, 2010 and 2011 are considered to be indefinitely reinvested, and therefore, no deferred tax liability was recognized. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB 2,991,380 and RMB 3,420,287, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB 299,138 and RMB 342,029 as of December 31, 2010 and 2011.

Hong Kong SAR

No income tax provision has been made for JA Hong Kong and JA International in any period, as the entities did not have assessable profits subject to Hong Kong Profit Tax at the rate of 16.5% for the years presented.

United States

JA USA is subject to US federal statutory tax rate of 35% and also subject to the state of California income tax rate of 8.84%. The state income tax paid is deductible for US federal income tax.

European Countries

JA Lux is incorporated in Luxemburg and is subject to a 28.80% corporate tax rate.

JA GmbH is incorporated in Germany and is subject to effective income tax rate of 32.98% which consists of 15% corporate income tax plus a solidarity surcharge of 5.5% on corporate income tax and a trade income tax rate of 17.15%.

The tax benefit/(expense) comprises:

	For the year ended	For the year ended	For the year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Current tax	(29,671)	(289,522)	(63,410)
Deferred tax	21,672	36,815	5,587
	(7,999)	(252,707)	(57,823)

Components of deferred tax assets consisted of the following:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	12,200	3,841
Amortization of intangible assets	413	281
Accrued warranty costs	4,655	11,333
Accrued expenses	24,992	13,009
Net loss carried forward	40,700	111,883
Depreciation of property, plant and equipment	45,754	41,896
Inventory write-down and idle capacity charges	18,995	32,821
Allowance for doubtful accounts	1,008	4,427
Allowance for advance to suppliers	13,180	14,123
Impairment loss on property, plant and equipment	10,368	62,304
Others	2,690	9,628
Deferred tax assets	174,955	305,546
Deferred tax liabilities:
Temporary differences:
Capitalized interest	(11,914)	(10,691)
Deferred tax liabilities	(11,914)	(10,691)
Less: valuation allowance	(76,174)	(202,235)
Deferred tax assets-net	86,867	92,620

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB

Deferred tax assets are analyzed as:
Current	45,890	39,851
Non-Current	50,073	63,460
	95,963	103,311
Deferred tax liability are analyzed as:
Current	(998)	—
Non-Current	(8,098)	(10,691)
	(9,096)	(10,691)
	86,867	92,620

The following table presents the movement of the valuation allowance for deferred tax assets:

	As of December 31,	As of December 31,	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of the year	13,417	48,990	76,174
Allowance made during the year	35,573	27,184	126,061
Reversals	—	—	—
Balance at end of the year	48,990	76,174	202,235

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

Reconciliation between the provision for income tax computed by applying the statutory FEIT/CIT and the Group’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2009	December 31, 2010	December 31, 2011
PRC enterprise income tax	(25)%	25%	(25)%
Effect of permanent differences:
Share based compensation and other permanent difference	13.1%	1.2%	3.68%
Tax credit associated with domestic fixed asset purchases	(6.7)%	0%	0%
Effect of tax holiday and tax differential of certain subsidiaries	(22.6)%	(11.5)%	(6.09)%
Effect of tax rate change (1), (2)	13.3%	(0.4)%	15.29%
Valuation allowance	32.1%	(1.8)%	23.54%
	4.2%	12.5%	11.42%

(1)          Effect of tax rate change decreased from 13.3% in 2009 to (0.4%) in 2010, which mainly related to that JA Fengxian and JA Yangzhou were entitled to tax exemption holiday for 2008 and 2009, and 50% income tax reduction from 2010.

(2)          Effect of tax rate change increased from (0.4%) in 2010 to 15.29% in 2011, which mainly due to that JA Yangzhou and Jing Hai Yang Semiconductor Materials are entitled to preferential income tax rate of 15% for 2011, 2012, and 2013.  Such enacted rate applicable for future years is used in deferred tax calculation for those two entities.

The aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2009	December 31, 2010	December 31, 2011
The aggregate dollar effect	86,710	274,886	6,290
Per share effect-basic	0.54	1.69	0.04
Per share effect-diluted	0.54	1.61	0.04

13.	Government grant

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

Grants relating to reimbursement of expense item are recognized as other income over the period necessary to match the grants on a systematic basis to the costs that it is intended to compensate. The Group recorded RMB nil, RMB 17,110 and RMB 41,161 as other income for the years ended December 31, 2009, 2010 and 2011, respectively.

Grants for the acquisition of assets and obtaining the rights to use land are recorded as long-term liabilities and deducted to the carrying amount of the assets when earned. The Group received government grant related to assets and land use rights of RMB 16,705, RMB 32,414 and RMB 35,500 during the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2010 and 2011, long-term liability balance of 47,959 and 82,458 was related to government grant for the acquisition of assets and land use rights, respectively.

14.	Prepaid land use rights

The prepaid land use rights of the Group represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 50 years.

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Cost	208,916	266,228
Less: accumulated amortization	(9,248)	(14,785)
Net book value	199,668	251,443

Current portion of prepaid land use rights (recorded in other current assets)	4,178	5,555
Non-current portion of prepaid land use rights	195,490	245,888
Total	199,668	251,443

15.	Bank borrowings

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest rate	Interest Payment Periods
As of December 31, 2010
Long-term:
Export-Import Bank of China	June 2009	June 2012	120,000	3.51%	Quarterly
Bank of China	July 2010	July 2013	100,000	5.13%	Quarterly
Bank of China	October 2010	October 2013	100,000	5.13%	Quarterly
Bank of China	November 2010	May 2012	300,000	5.04%	Quarterly
Bank of China	November 2010	November 2013	100,000	5.32%	Quarterly
Agriculture Bank of China	April 2010	April 2013	80,000	5.264%	Monthly
Agriculture Bank of China	May 2010	November 2012	100,000	5.13%	Monthly
Agriculture Bank of China	October 2010	April 2013	20,000	5.04%	Monthly
Agriculture Bank of China	November 2010	May 2013	40,000	5.04%	Monthly
Agriculture Bank of China	December 2010	June 2013	40,000	5.04%	Monthly
Agriculture Bank of China	December 2010	December 2013	120,000	5.264%	Monthly
China Construction Bank	May 2010	May 2012	160,000	5.238%	Monthly
China Construction Bank	November 2010	November 2012	40,000	5.32%	Monthly
Bank of Communications	October 2010	April 2013	200,000	5.04%	Quarterly

Total bank borrowings			1,520,000
As of December 31, 2011
Short-term:

Industrial and Commercial Bank of China	September 2011	September 2012	120,000	7.300%	Together with principal
Industrial and Commercial Bank of China	November 2011	February 2012	72,460	4.556%	Together with principal
Shanghai Rural Commercial Bank	October 2011	October 2012	49,000	6.560%	Quarterly
Shanghai Pudong Development Bank	December 2011	June 2012	89,998	5.504%	Together with principal
Shanghai Pudong Development Bank	August 2011	August 2012	50,000	7.872%	Monthly
Agriculture Bank of China	November 2011	May 2012	5,671	2.189%	Together with principal
Agriculture Bank of China	November 2011	May 2012	75,611	2.219%	Together with principal
Agriculture Bank of China	November 2011	May 2012	16,759	2.162%	Together with principal
Agriculture Bank of China	November 2011	May 2012	50,407	2.234%	Together with principal
Subtotal			529,906

Long-term due in one year:

China Construction Bank	May 2010	May 2012	150,000	6.208%	Monthly
China Construction Bank	November 2010	November 2012	40,000	6.318%	Monthly
Agriculture Bank of China	May 2010	November 2012	100,000	6.318%	Monthly
Bank of Communications	October 2010	October 2012	200,000	6.626%	Quarterly
Bank of China	November 2010	May 2012	100,000	5.040%	Quarterly
Bank of China	April 2011	October 2012	200,000	6.400%	Quarterly
Bank of China	January 2011	July 2012	20,000	5.558%	Quarterly
Bank of China	May 2011	November 2012	30,000	5.760%	Quarterly
Bank of China	March 2011	September 2012	45,000	6.588%	Quarterly
Subtotal			885,000

Long term:
Bank of China	July 2010	July 2013	100,000	6.318%	Quarterly
Bank of China	October 2010	Septebmer 2013	100,000	6.318%	Quarterly
Bank of China	November 2010	October 2013	100,000	6.318%	Quarterly
Bank of China	June 2011	June 2013	100,000	2.752%	Half a year
Bank of China	December 2011	December 2013	20,000	6.983%	Quarterly
Agriculture Bank of China	April 2010	April 2013	80,000	6.251%	Monthly
Agriculture Bank of China	December 2010	December 2013	120,000	6.251%	Monthly
Agriculture Bank of China	October 2010	April 2013	20,000	5.985%	Monthly
Agriculture Bank of China	December 2010	June 2013	40,000	5.869%	Monthly
Agriculture Bank of China	November 2010	May 2013	10,000	5.927%	Monthly
Agriculture Bank of China	November 2010	May 2013	30,000	5.985%	Monthly
Agriculture Bank of China	July 2011	July 2014	50,000	6.916%	Quarterly
Industrial and Commercial Bank of China	April 2011	October 2013	160,000	7.315%	Monthly
Industrial and Commercial Bank of China	February 2011	November 2014	150,000	7.648%	Monthly
Industrial and Commercial Bank of China	March 2011	March 2014	140,000	6.771%	Monthly
Industrial and Commercial Bank of China	March 2011	September 2013	70,000	6.771%	Monthly
Industrial and Commercial Bank of China	April 2011	September 2013	30,000	6.771%	Monthly
Industrial and Commercial Bank of China	April 2011	March 2013	40,000	6.771%	Monthly
Industrial and Commercial Bank of China	May 2011	March 2014	20,000	6.983%	Monthly
Industrial and Commercial Bank of China	June 2011	March 2014	54,255	6.221%	Monthly
Industrial and Commercial Bank of China	December 2011	June 2014	59,161	6.221%	Monthly
Industrial and Commercial Bank of China	June 2011	January 2015	190,000	6.983%	Together with principal
Industrial and Commercial Bank of China	June 2011	January 2014	750,000	6.983%	Together with principal
Industrial and Commercial Bank of China	June 2011	January 2013	500,000	6.983%	Together with principal
Export-Import Bank of China	September 2011	September 2013	130,000	4.760%	Quarterly
China Construction Bank	June 2011	May 2013	50,000	6.400%	Monthly
Shanghai Pudong Development Bank	June 2011	June 2013	100,000	6.720%	Quarterly
China Everbright Bank	June 2011	June 2014	200,000	6.983%	Quarterly
China Merchants Bank	May 2011	March 2013	29,500	6.720%	Quarterly
China Merchants Bank	April 2011	April 2013	9,500	6.720%	Quarterly
China Merchants Bank	March 2011	March 2013	9,500	6.405%	Quarterly
Subtotal			3,461,916

Total bank borrowings			4,876,822

The bank borrowings outstanding as of December 31, 2010 and 2011 bore an average interest rate of 5.01% and 6.40% per annum, respectively. These loans are borrowed from various financial institutions. The borrowings have 3-month to 43-month terms and expire at various times. The unused lines of credit were RMB 2,209,000, which were available as of December 31, 2011. These facilities contain no specific renewal terms and require no collateral.

The long-term bank borrowing from Export-Import Bank of China due September 2013 of RMB 130,000 as of December 31, 2011 was pledged by a building with a net book value of RMB 109,815 (Note 10).

During the year ended December 31, 2011, the Group repaid the long-term bank borrowing from Export-Import Bank of China which was originally due in June 2012 with the amount of RMB 120,000.

Interest incurred for bank borrowings for the years ended December 31, 2009, 2010 and 2011 amounted to RMB 30,275, RMB 58,045 and RMB 212,153, respectively, of which RMB 6,696, RMB 14,355 and RMB 39,320 was capitalized in the cost of property, plant and equipment.

The Financial Partnership Agreement dated September 3, 2010 between JA Solar and China Development Bank Shanghai Branch (“CDB”) is a commercial framework agreement, pursuant to which CDB agrees to provide up to RMB 30 billion of credit facilities to JA Solar from 2010 to 2015 to support JA Solar’s capital needs under its long-term growth and corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company. As of December 31, 2010 and 2011, the Group had drawn down RMB nil and RMB nil of the credit facility, respectively.

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2012	885,000
2013	1,808,500
2014	1,463,416
2015	190,000

Total	4,346,916

16.	Senior Convertible Notes

On May 13, 2008, the Company entered into an underwriting agreement for the sale by the Company to the public of $350,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2013 (the “Senior Notes”). The Company granted to the underwriters a 30-day option to purchase up to an additional $50,000 aggregate principal amount of Senior Notes. On May 19, 2008, the Company completed its public offering of $400,000 aggregate principal amount of its Senior Notes which includes the underwriter’s exercise of their option. Net proceeds to the Company from the offering were approximately RMB 2,709,538. The Company’s financing costs associated with the Senior Notes are amortized through interest expense over the life of the Senior Notes from May 2008 to the first put date, or May 2013 using the effective interest rate method. The amount amortized to interest expense for the year ended December 31, 2009, 2010 and 2011 was RMB 7,084, RMB 7,552 and RMB 9,364, respectively. This change in the balance of deferred issuance cost includes the pro-rata reduction of deferred issuance cost that is a component of the extinguished gain from the Senior Notes bought back by the Group.

The Senior Notes bear interest at the rate of 4.5% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2008. The Senior Notes will mature on May 15, 2013 unless previously repurchased by the Company or converted in accordance with their terms prior to such date. On or after May 15, 2011, the Company has the option to redeem for cash all or part of the Senior Notes at principal if the closing sale price of the Company’s ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day on which notice of redemption is provided. If certain fundamental changes occur at any time prior to maturity, holders of the Senior Notes may require the Company to repurchase their Senior Notes in whole or in part for cash equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase. The interest expense recognized for interest payable to the Senior Notes holders was RMB 88,731, RMB 67,876 and RMB 65,959 for the years ended December 31, 2009, 2010 and 2011 respectively.

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

The Company used the proceeds from the issuance of the Senior Notes for the purchase and construction of manufacturing equipment and facilities, the purchase and prepayment of raw materials, working capital and other general corporate purposes.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

The Company’s functional currency is different from the denomination of the Senior Notes and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Senior Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Senior Notes over the life of the Senior Notes. The change in fair value of the Embedded Derivatives of RMB (55,106), RMB 70,458 and RMB 66,142 was recorded in Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, respectively. This change in fair value excludes the pro-rata reduction of the Embedded Derivatives that are a component of the extinguishment gain from the Senior Notes bought back by the Group. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 104,226, RMB 95,547 and RMB 104,195 for the years ended December 31, 2009, 2010 and 2011, respectively.

During the years ended December 31, 2009, 2010 and 2011, the Company bought back US$ 93,301, US$ nil and US$ 6,145 (par value) of the Senior Notes, respectively, at prices ranging from 39.36% to 79.25%. The gain/(loss) from the Senior Notes buyback was RMB (24,156), RMB nil and RMB 4,312 respectively, for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2011, the notional outstanding amount of the Senior Notes was RMB 1,398,976 (US$ 222,028). The estimated fair value of the Senior Notes as of December 31, 2011 was RMB 1,021,283 (US$ 162,080).

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

On September 15, 2008 and October 3, 2008, respectively, one of the underwriters and its affiliate filed for protection under Chapter 11 of the US Federal Bankruptcy Code, an event of default under the agreement. As a result of the default, the Counterparty is not expected to perform its obligations if such obligations were to be triggered. The Company has written down the fair value of the derivative in relation to this counterparty to nil given the counterparty is in bankruptcy and lacks the ability and intent to settle the contract as of period end. The fair value of the derivative asset purchased from the other counterparty was RMB 9,127 and RMB nil as of December 31, 2010 and 2011 respectively. The change in fair value of this derivative recorded in change in fair value of derivatives in the consolidated statement of operation was RMB (453), RMB 5,094 and RMB (9,127) for the years ended December 31, 2009, 2010 and 2011 respectively.

ADS Lending Agreement

Concurrent with the offering and sale of the Senior Notes on May 12, 2008, the Company entered into a share lending agreement (the “ADS Lending Agreement”) with certain financial institutions (the “ADS Borrower (s)”), pursuant to which the Company loaned 13,125,520 shares of its common stock (the “Borrowed Shares”) to the ADS Borrowers. The ADS Borrowers will receive all of the proceeds from the sale of the borrowed ADSs. The Company will not receive any proceeds from the sale of the borrowed ADSs pursuant to the ADS Lending Agreement, but the Company will receive from the ADS Borrowers a nominal lending fee of $0.0001 per ADS for each ADS that the Company loaned pursuant to the ADS Lending Agreements.  The nominal lending fee is reported as increases to additional paid in capital. These borrowed shares must be returned to the Company no later than May 15, 2013, or sooner if certain conditions are met. In the event of default, the ADS Borrower is required to return the loaned shares to the Company. If unable to do so, at the Company’s request, the ADS Borrower shall pay cash equal to the market value of unreturned shares. The purpose of the share lending arrangement was to facilitate the investors of the Senior Convertible Notes to hedge the conversion option in such Notes.

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

On January 1, 2010, the Company adopted ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. The Company estimated that the fair value of the share lending arrangement at issuance was RMB 230,729, which was recognized as an issuance cost of the Senior Convertible Notes, with an offset to additional paid-in capital. Issuance costs were deferred on the balance sheet and amortized over the life of the Senior Convertible Notes. In the year ended December 31, 2008, due to the bankruptcy of one of the ADS borrowers, the Company assessed it became probable that the borrower would default. As result, the Company recognized an expense of RMB 469,042, which equaled to the then fair value of the 6,562,760 shares lent to the borrower, net of the fair value of probable recoveries, with an offset to additional paid-in capital.  Probable recoveries were estimated as nil at the time in 2008. The fair value of the outstanding loaned shares was RMB 601,533 (USD 90,829) and RMB 55,411 (USD 8,794) as of December 31, 2010 and 2011, respectively. However, the Company continued to consider that recoveries were not probable and had not recognized any amount of the probable recoveries in the years ended December 31, 2009, 2010, and 2011.  The unamortized amount of the issuance costs associated with the share-lending arrangement included in the deferred issuance cost in the balance sheet were RMB 83,367 and RMB 51,028 as of December 31, 2010 and 2011, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 17,873, RMB 20,815 and RMB 27,335 for the years ended December 31, 2009, 2010 and 2011, respectively.

These rules require revision of prior periods to conform to current accounting. As a result of retrospectively adopting the new guidance related to the Company’s offering of senior convertible notes in May 2008, certain line items in the consolidated statement of operations for 2009 has been revised. (Note 2(ab))

17.	Other payables to third parties

Other payables consisted of the following:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Purchases of property, plant and equipment	151,791	474,185
Miscellaneous tax payables	13,190	18,253
Deposits	4,942	3,008
Labor services payables	6,367	12,438
Others	15,714	19,843
Total other payables	192,004	527,727

18.	Accrued expenses

Accrued expenses consisted of the following:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Professional service fees	18,956	32,537
Interest	2,680	65,168
Utilities	7,337	9,445
Customs clearing charges	19,721	33,812
Others	13,182	11,715
Total accrued expenses	61,876	152,677

19.	Accrued warranty cost

The movement of Group’s accrued warranty costs for solar module is summarized below:

	As of December 31,	As of December 31,	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB
Beginning balance	5,185	5,931	31,277
Warranty provision	746	25,346	47,474
Ending balance	5,931	31,277	78,751

There was nil utilization of the warranty accruals for the years ended December 31, 2010 and 2011, respectively.

20.	Share-based compensation

As of December 31, 2011, the Company had one share-based compensation plan, which is described below.

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

                        a)             Options

During the year ended December 31, 2011, the Company didn’t grant any ordinary share options to certain of its employees.

The Company adopted the fair value recognition provision of ASC 718 on January 1, 2006. ASC 718 requires that compensation cost relating to share-based payment transactions be recognized in the Group’s statement of operations over the service period (generally the vesting period). That cost is measured based upon the fair value of the option issued as calculated under the Black Scholes option pricing model. The Group’s share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in correlation with the vesting percentages over the service period.

The Group recognized a pre-tax charge of RMB 79,030, RMB 28,559 and RMB 12,810 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 88, RMB 249 and RMB 268 was capitalized in the cost of inventory as of December 31, 2009, 2010 and 2011, respectively), for the years ended December 31, 2009, 2010 and 2011 associated with the expensing of stock options, respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 were US$ 3.11, US$ 4.88 and US$ nil, respectively. The compensation that has been charged for the option, net of the amounts reversed for options forfeited in excess of amounts estimated at the grant date, was RMB 79,067, RMB 28,310 and RMB 12,542 for the years ended December 31, 2009, 2010 and 2011, respectively. The amounts reversed associated with options forfeited were RMB 49,634, RMB 1,737 and RMB 5,110 for the years ended December 31, 2009, 2010 and 2011, respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

The Group used the forfeiture rate of 0%, 7.70% and 9.79% respectively for the years ended 2009, 2010 and 2011.

As of December 31, 2009, 2010 and 2011, there was RMB 28,073, RMB 25,316 and RMB 5,491 of total unrecognized compensation cost related to non-vested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 12 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees during the years ended December 31, 2009, 2010 and 2011 respectively:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	For the year ended	For the year ended	For the year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Average risk-free rate	1.59%-3.03%	2.74%	—
Weighted average expected option life	6.33 years	6 years	—
Volatility rate	75%	70%	—
Dividend	—	—	—

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)

The average expected option life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach.

(3)	The Company has no history or expectation of paying dividends on its ordinary shares.

(4)	The Company chose to use the historical volatility and implied volatility of a basket of comparable publicly-traded companies for a period equal to the expected term preceding the grant date.

The following table summarizes information with respect to share options outstanding on December 31, 2011:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Year)	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2009	3,127,000	5.96	7.19	—
Granted	1,650,000	4.88	—	—
Forfeited	(560,000)	3.99	—	—
Exercised	(381,350)	3.20	—	—
Outstanding at December 31, 2010	3,835,650	6.05	8.28	3,337
Granted	—	—	—	—
Forfeited	(371,750)	4.41	—	—
Exercised	(773,250)	4.55	—	—
Outstanding at December 31, 2011	2,690,650	6.71	7.17	0
Exercisable at December 31, 2011	1,111,450	8.97	6.26	0

The total intrinsic value of options exercised during the years ended December 31, 2009, 2010, and 2011 was $2,016, $1,166 and $2,077, respectively.

b)	Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

During the year ended December 31, 2011, the Company granted 880,000 restricted share units to certain employees, which vest over 3 to 4 years.

Upon vesting, the shares will be issued by the Company.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

The following table summarizes information with respect to RSUs outstanding on December 31, 2011:

	Shares	Weighted Average Fair Value (US$)
Nonvested at December 31, 2009	2,242,000	5.00
Granted	1,100,000	5.19
Vested	(576,500)	4.66
Forfeited	(337,500)	4.66
Nonvested at December 31, 2010	2,428,000	4.90
Granted	880,000	5.87
Vested	(587,500)	4.80
Forfeited	(227,500)	6.00
Nonvested at December 31, 2011	2,493,000	5.17

For RSUs, the Company recognized a pre-tax charge of RMB 17,169, RMB 43,226 and RMB 27,377 (included in selling, general, and administrative expenses) for the years ended December 31, 2009, 2010 and 2011, respectively. Unrecognized compensation expense related to the RSUs for the years ended December 31, 2009, 2010 and 2011 were RMB 10,065, RMB 38,778 and RMB 31,578, respectively. The cost is expected to be recognized over a remaining weighted average period of 30 months.  The fair value of shares vested during the years ended December 31, 2009, 2010 and 2011 was RMB 468, RMB 23,022 and RMB 20,738, respectively.

Some of the RSUs are classified as liabilities as of December 31, 2009, as these RSUs can be settled through a cash payment upon vesting at the Employee’s option and subject to applicable laws and regulations and the memorandum of association and articles of the Company. In 2010, the Company modified these cash-settled RSU awards and the RSUs were classified out of liabilities. As required by ASC 718, the Company used the fair value at amendment date to calculate the share based compensation cost for the equity classified RSUs.

21.	Foreign currency forward contracts

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

The Group accounts for derivative instruments pursuant to ASC 815, Derivatives and Hedging, as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other assets or other liabilities in the Consolidated Balance Sheets. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Group has evaluated various factors and determined whether there is effectiveness with respect to certain foreign-currency forward contracts and whether these foreign currency forward exchange contracts qualified for foreign currency cash flow hedge accounting.  When hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in change in fair value of derivatives in the Consolidated Statements of Operations. During the year ended December 31, 2010, the Group entered into foreign exchange forward contracts with a notional amount of Euro 186,593 and US Dollar 335,976. During the year ended December 31, 2011, the Group entered into foreign exchange forward contracts with a notional amount of Euro 295,902 and US Dollar 374,738. As of December 31, 2010, the Group had outstanding foreign currency forward exchange contracts with notional amounts of Euro 12,807 and US Dollar 67,136. As of December 31, 2011, the Group had outstanding foreign currency forward exchange contracts with notional amounts of Euro 23,617 and US Dollar 41,167.

The gain/(loss) from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was RMB (831), RMB 2,326 and RMB 9,428, for the years ended December 31, 2009, 2010 and

2011, respectively. The gain from the change in the fair value on those foreign currency forward exchange contracts not qualifying for hedge accounting, which is recorded in change in fair value of derivatives, was RMB nil, RMB nil and RMB 33,323, for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table displays the outstanding notional balances and the estimated fair value of the Group’s foreign-currency forward exchange contracts and embedded derivatives as of December 31, 2010 and 2011:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2010	2010	2011	2011
	RMB	RMB	RMB	RMB
	Notional Amount	Estimate fair value	Notional Amount	Estimate fair value
Foreign exchange forward contracts under cash flow hedge, recorded in other current assets)	557,407	2,493	158,898	11,755
Foreign exchange forward contracts not designated as hedging instruments, recorded in other current assets	—	—	293,270	11,596
Embedded foreign currency derivatives recorded in derivative assets	238,417	5,464	—	—
Capped call options recorded in derivative assets	—	9,127	—	—
Embedded derivatives underlying convertible notes recorded in embedded derivatives	—	(66,174)	—	(32)

22.       Discontinued operations

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

The carrying amount of net assets in this disposal group of RMB 104,235 was written down to its fair value less cost to sell of RMB 82,268. This loss of RMB 21,967 from disposal of net assets of discontinued operations has been included in the results from discontinued operations for the year ended December 31, 2010. Assets and liabilities from the discontinued operations after this write down, excluding currency translation adjustments of RMB 7,405 are summarized below.

Cash flows from the PV power plant business have not been separately classified on the consolidated statement of cash flows as they are not material for periods presented. The transaction was completed in March 2011.

Summarized operating results from discontinued operations in the Company’s Consolidated Statements of Operations were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Income from operations of a discontinued component, net of tax	3,415	2,137	—
(Loss)/income from disposal of a discontinued component	—	(21,967)	—
(Loss)/income from discontinued operations, net of tax	3,415	(19,830)	—

Gain from sales of discontinued operations, net of tax	—	—	7,753

Summarized assets and liabilities from the discontinued operations included in the Company’s Consolidated Balance Sheets were as follows:

	As of December 31,2010	As of December 31, 2011
	RMB	RMB
Assets of discontinued operations
Other current assets	841	—
Property, plant and equipment, net	74,637	—
Total assets of discontinued operations	75,478	—
Liabilities of discontinued operations
Tax payables	339	—
Payroll and welfare payable	19	—
Other payables to third parties	229	—
Accrued expenses	28	—
Total liabilities of discontinued operations	615	—

23.       Mainland China contribution plan and profit appropriation

a)             China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. However, the Group is not responsible for meeting any obligations under the plan. The total contribution for such employee benefits was RMB 27,759, RMB 39,069 and RMB 72,677 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The general reserves made by the Group’s PRC subsidiaries in 2009, 2010 and 2011 were RMB 41,626, RMB 186,284 and RMB 22,815, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

c)              Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd.	RMB	1,000,000
Shanghai JA Solar Technology Co., Ltd.	US$	20,000
Shanghai JA Solar PV Technology Co., Ltd.	US$	20,000
JA Solar Technology Yangzhou Co., Ltd.	US$	230,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	US$	88,000
JA Solar Yangzhou R&D Co., Ltd.	RMB	50,000
JA Yangzhou PV Technology Co., Ltd.	US$	10,000
Shanghai Jinglong Solar Technology Co., Ltd.	RMB	180,000
Donghai JA Solar Technology Co., Ltd.	RMB	50,000
JA (Hefei) Renewable Energy Co., Ltd.	US$	15,000
Hefei JA Solar Technology Co., Ltd.	RMB	1,440,000
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	US$	36,986

24.       Earnings (loss) per share

Basic and diluted net (loss)/ earnings per share for the years ended December 31, 2009, 2010 and 2011 are calculated as follows:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011

Numerator:

Numerator for basic (loss)/earnings per share from continuing operations	(196,914)	1,775,181	(572,098)
Dilutive effect of:
Change in fair value of embedded derivatives underlying convertible notes	—	(70,458)	—
Foreign exchange gain on convertible notes	—	(33,021)	—
Accretion of non-cash interest charge on convertible notes	—	95,547	—
Amortization of deferred issuance cost in relation to convertible notes	—	28,368	—
Interest expense of convertible notes	—	67,876	—
Capitalized interest	—	(28,626)	—
Numerator for diluted (loss)/earnings per share from continuing operations	(196,914)	1,834,867	(572,098)

Numerator for basic (loss)/earnings per share from discontinued operations	3,415	(19,830)	7,753
Numerator for diluted (loss)/earnings per share from discontinued operations	3,415	(19,830)	7,753

Denominator:
Denominator for basic earnings per share - weighted average ordinary shares outstanding*	161,643,312	162,900,657	167,101,076
Dilutive effect of share options and RSUs**	—	728,804	—
Dilutive effect of convertible notes**	—	7,487,223	—
Denominator for diluted earnings per share	161,643,312	171,116,684	167,101,076

Basic (loss)/earnings per share from continuing operations	(1.22)	10.90	(3.42)
Diluted (loss)/earnings per share from continuing operations	(1.22)	10.72	(3.42)

Basic (loss)/earnings per share from discontinued operations	0.02	(0.12)	0.04
Diluted (loss)/earnings per share from discontinued operations	0.02	(0.12)	0.04

* 6,562,760 shares loaned pursuant to the ADS Lending Agreement that were to be returned to us have been included in the per share calculation on a weighted average basis due to the uncertainty regarding the recovery of the borrowed shares (see Note 16).

** These potentially dilutive securities totaling 9,400,229 and 7,875,966 in 2009 and 2011, respectively, were not included in the calculation of dilutive earnings per share in 2009 and 2011 because of their anti-dilutive effect.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.       Related party transactions

a)             Amounts due to related parties consisted of the following:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Payables to Hebei Jinglong Industry and Commerce Group Co., Ltd. (“Hebei Jinglong”) -short term	75,263	73,097
Payables to Jing Wei Electronics Co., Ltd.-short term	14,160	47,754
Others-short term	32,658	41,738
Total amounts due to related parties-short term	122,081	162,589

b)             Amounts due from related parties consisted of the following:

	As of December 31,	As of December 31,
	2010	2011
	RMB	RMB
Advances to Hebei Jinglong-short term	54,300	10,740
Advances to Hebei Jinglong-long term	46,498	38,333
Advances to Solar Silicon Valley-short term	41,755	—
Advances to Jing Wei Electronics Co., Ltd.	15,428	—
Receivables from Heibei Ningjin Songgong Semiconductor Co., Ltd.-short term	—	19,077
Others-short term	1,828	21,654
Total amounts due from related parties	159,809	89,804

c)              Transactions with Hebei Jinglong

Wafer supply

In July 2006, the Group entered into a master long-term supply contract (the “Jinglong Long-term Supply Contract”) with Hebei Jinglong, which owns 28.5% equity interest of the Group, for the supply of silicon wafers. The Jinglong Long-term Supply Contract had an initial term of four and half years, from July 2006 to December 2010, which automatically extended for another three years until the end of 2013. The Group has also entered into various short-term supply contracts with Hebei Jinglong for the supply of silicon wafers (together with the Jinglong Long-term Supply Contract the “Jinglong Supply Contracts”). Under the Jinglong Supply Contracts, Jinglong Group has agreed to supply the Group with silicon wafers at prevailing market prices with a reasonable discount and under prepayment arrangements. The Group has entered into various supplemental agreements to the Jinglong Supply Contracts to specify certain performance terms, including amendment of prepayment amounts and their utilization. The prepayment and delivery terms under the existing Jinglong Long-term Supply Contract had been revised subsequently in August 2007, September 2008, and February 2009.

The Group reviewed the contracts under ASC 815, Derivatives and Hedging, and ASC 810, Consolidation, and determined that they don’t contain an embedded derivative nor would the supplier contracts cause the supplier to be a variable interest entity.

For the years ended 31 December 2009, 2010 and 2011, the Group purchased RMB 696,638, RMB 1,629,433 and RMB 1,506,609 respectively, of silicon wafers from Jinglong Group under the Jinglong Supply Contracts and from Solar Silicon Valley before acquisition. The Group will continue to purchase silicon wafers from Jinglong Group.

Unused prepayments were RMB 142,553 and RMB 49,073 at December 31, 2010 and 2011, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

Outsourcing service

The Group outsourced wafer processing services to Hebei Jinglong and Silicon Valley, where they helped the Group turn polysilicon into wafers. The outsourcing service fee was RMB 17,422, RMB 2,275 and RMB nil for Hebei Jinglong, RMB nil, RMB 4,138 and RMB 8,874 for Solar Silicon Valley for the years ended December 31, 2009, 2010 and 2011, respectively.

Management fees and leasing

The Group leases properties from Hebei Jinglong and another related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB 16,644, RMB 12,180 and RMB 12,000 for the years ended December 31, 2009, 2010 and 2011, respectively. Outstanding accrual for the management fees due to Hebei Jinglong was RMB 20, RMB 33 and RMB nil as of December 31, 2009, 2010 and 2011, and was recorded in amounts due to related parties in the consolidated balance sheet.

Guarantee

As of December 31, 2011, the Group provided guarantees to Hebei Jinglong for short-term bank borrowing with a principal of RMB 366,000 while the Group also received guarantees from Heibei Jinglong for short-term bank borrowing with a principal of RMB 170,000. The Group monitors the financial performance of Hebei Jinglong on a monthly basis, and also evaluates the availability of Hebei Jinglong from alternate sources. No amounts have been accrued as a loss contingency related to this guarantee because payment by the Group is not probable. One bank borrowing with a principal of RMB 100,000 was due and repaid by Hebei Jinglong on March 17, 2012.

Acquisition of Solar Silicon Valley

On November 30, 2011, the Group completed the acquisition of 100 percent of the shares of Solar Silicon Valley for a share consideration of RMB 358,987 (refer to Note 3).

d)             Transactions with other related parties

The Group sold solar cells and modules and provided solar cells processing services to related companies that are subsidiaries of Hebei Jinglong with the amount of RMB 5,206, RMB 162,499 and RMB 39,337 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group also sold solar cells to a related company, whose chairman is also the chairman of the Group, amounting to RMB nil, RMB nil and RMB 577 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group also sold solar cells to a related company, whose independent director is also the independent director of the Group, amounting to RMB nil, RMB 2,379 and RMB 5,986 for the years ended December 31, 2009, 2010 and 2011, respectively.

Solar Silicon Valley provided wafer processing service to a related company, whose chairman is also the chairman of the Group. The wafer processing service fee amounted to RMB 13,035 for the period ended December 31, 2011after acquisition.

The Group outsourced wafer processing services to three related companies, who helped the Group turn polysilicon into wafers. The vice chairman of one of the related companies is the chairman of the Group and the other two related companies are both subsidiaries of Hebei Jinglong. The outsourcing service fee was RMB 38,875, RMB 232,163 and RMB 27,369 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group outsourced module processing service to a related company, whose chairman is also the chairman of the Group. The module processing service fee amounted to RMB nil, RMB nil and RMB 14,147 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group purchased RMB 172,705, RMB 875,192 and RMB 1,131,869 of silicon wafers from several related companies for the years ended December 31, 2009, 2010 and 2011, respectively. Their chairman is also the chairman of the Group.

The Group acquired RMB 113,229, RMB 10 and RMB 460 of certain equipment from several related companies for the years ended December 31, 2009, 2010 and 2011, respectively. The chairman of these companies is also the chairman of the Group.

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

On March 8, 2012, the Group entered into a settlement agreement with M.SETEK to settle the outstanding prepayments made to M.SETEK. Pursuant to the settlement agreement, M.SETEK will transfer its 65% equity interests in Hebei Ningjing Songgong to the Group at an appraisal price to repay a portion of the prepayments. Hebei NingJin Songgong is 65% owned by M. SETEK and 32.7% owned Mr. Baofang Jin, the Group’s Chairman, and 2.3% owned by a few third party individuals. (See Note 8)

The Group considers that these transactions were carried out at arm’s length with prices comparable to other similar transactions with unrelated third parties.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.                               Contingencies and Commitments

a)             Legal contingencies

In December 2008, the Company was named as defendant in two putative securities class actions filed in the United States District Court for the Southern District of New York: Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008). The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, our former chief executive officer, and Mr. Daniel Lui, our former chief financial officer and chief strategy officer, and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act. The Court consolidated the two cases in April 2009. In February 2011, the Company reached an agreement in principle to settle these securities class action lawsuits. Under the terms of the proposed settlement, a sum of US$ 4,500 (less any award of attorneys’ fees and costs to counsel for the class that may be approved by the Court) will be made available to shareholders who may qualify for a distribution under the settlement. As part of the settlement, the plaintiff agreed to dismiss the action and drop all claims against the Company and the individual defendants. The Court granted final approval of the settlement terms in June 2011.  The Group paid total settlement amount of RMB 29,808 (US$ 4,500) in the year ended December 31, 2011. There is no outstanding legal contingency as of December 31, 2011.

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

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Group’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Group for the full stated purchase price of polysilicon or silicon wafers the Group is obligated to purchase each year, whether or not the Group actually purchases the contractual volume. In addition to the “take or pay” supply agreements, the Group has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on prevailing market price or relevant energy price index. Purchases made under “take or pay” agreements amounted to RMB 415,201, RMB 1,315,832 and RMB 1,600,725 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group’s future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

Twelve Months Ending December 31	“Take or pay” supply agreements	Other Multi-year supply agreements *	Total
	(in RMB)	(in RMB)	(in RMB)
2012	1,691,104	2,242,235	3,933,339
2013	1,091,631	1,274,987	2,366,618
2014	1,321,299	329,480	1,650,779
2015	1,644,535	328,629	1,973,164
2016	1,608,620	419,416	2,028,036
Thereafter	4,697,320	—	4,697,320
Total	12,054,509	4,594,747	16,649,256

* includes only purchase commitments with fixed or minimum price provisions.

In addition, the Group has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms. The Group has committed to purchase polysilicon and silicon wafers with the quantity of 3,751 metric tons and 2,515 million pieces respectively during 2012 to 2016, which are with variable price provisions and not included in the above table.

Outstanding supplier advances made to suppliers with whom the Group has entered into “take or pay” arrangements amounted to RMB 1,220,403 and RMB 1,163,350 as of December 31, 2010 and 2011, respectively.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

c)              Operating lease commitments

As of December 31, 2011, the Group has several operating lease agreements to lease certain assets, including offices, dormitory and land. These non-cancelable operating leases expire from June 2012 to May 2017, with rental fees that approximates market rents.

Future minimum obligations for operating leases are as follows:

(in RMB)
2012	21,973
2013	14,577
2014	13,621
2015	13,326
2016	7,365
Thereafter	576
Total	71,438

Rent expense under all operating leases was RMB 17,203, RMB 17,786 and RMB 14,992, for the years ended December 31, 2009, 2010 and 2011, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

c)              Capital expenditure

As of December 31, 2011, the Group had contracted for capital expenditure on machinery and equipment of RMB 1,173,107.

27.       Fair value measurements

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Group. Unobservable inputs are inputs that reflect the Group’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Group has the ability to access.
•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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

Short-term financial instruments: The Group’s short-term financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable and payable, notes receivable, short-term bank borrowings, and accrued expenses. The cost approximates the fair value because of the short maturity period.

Long-term bank borrowings: The fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term bank borrowings approximate their fair values as all the long-term bank borrowings carries variable interest rates which approximate rates currently offered by the Group’s bankers for similar debt instruments of comparable maturities.

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

Recurring change in fair value

As of December 31, 2010, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Capped call options	9,127	—	9,127	—
Embedded foreign currency derivatives	5,464	—	5,464	—
Foreign exchange forward contract instruments	2,493	—	2,493	—

Liabilities:
Embedded derivatives underlying convertible notes	(66,174)	—	—	(66,174)

As of December 31, 2011, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Capped call options	—	—	—	—

Foreign exchange forward contract instruments	23,351	—	23,351	—

Liabilities:
Embedded derivatives underlying convertible notes	(32)	—	—	(32)

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 embedded derivatives underlying convertible notes for the year ended December 31, 2010 was as follows:

Balance at December 31, 2009	(136,632)
Unrealized gains included in Change in fair value of derivatives	70,458

Balance at December 31, 2010	(66,174)

A summary of changes in Level 3 embedded derivatives underlying convertible notes for the year ended December 31, 2011 was as follows:

Balance at December 31, 2010	(66,174)
Unrealized gains included in Change in fair value of derivatives	66,142
Balance at December 31, 2011	(32)

Non-recurring change in fair value

As of December 31, 2010

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (losses)
Assets:
Long-lived assets	0	—	—	0	(47,286)

The long-lived assets represent certain machines which cannot be used for production due to poor physical condition (Note 10).

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held  and used with a carrying amount of RMB 47,286 were written down to their fair value of RMB 0, resulting in an impairment charge of RMB 47,286, which was calculated based on Level 3 Inputs and included in earnings for the period.

As of December 31, 2011

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (losses)
Assets:
Long-lived assets	736,486	—	—	736,486	(303,068)

The long-lived assets represent property, plant and equipment for production of multi-crystalline wafers (Note 10).

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360—10, long-lived assets held and used with a carrying amount of RMB 1,039,554 were written down to their fair value of RMB 736,486, resulting in an impairment charge of RMB 303,068, which was calculated based on Level 3 Inputs and included in earnings for the period.

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Embedded derivatives underlying convertible notes (see Note 16)	(55,106)	70,458	66,142
Capped call options (see Note 16)	(453)	5,094	(9,127)
Embedded foreign currency derivatives	6,488	(1,024)	(5,464)
Foreign exchange forward contracts not designated as hedging instruments	—	—	33,323
	(49,071)	74,528	84,874

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.       Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
China	2,789,798	6,010,415	5,546,700
Outside China:
Germany	396,922	2,126,975	2,110,751
Rest of the world	591,833	3,623,390	3,075,403
Total outside China	988,755	5,750,365	5,186,154
Total net revenue	3,778,553	11,760,780	10,732,854

The following table summarizes the Group’s long-lived fixed assets by geographic locations:

	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB
China	1,626,247	3,170,721	5,099,208
Korea*	98,195	—	—
Total long-lived fixed assets	1,724,442	3,170,721	5,099,208

*                 Korea assets consist of 3MW solar power plant, the amount of which is included in assets of discontinued operations in 2010 (Note 22).

29.       Certain risks and uncertainties

a)    Major customers

There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2010 and 2011. Details of the customers accounting for 10% or more of total revenues for the year ended December 31, 2009 were as follows:

Major customers	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Customer A (third party)	11.4%	2.4%	7.3%

Accounts receivable from the 3 customers with the largest receivable balances represents 44% and 40% of the balance of accounts receivable at December 31, 2010 and 2011, respectively. The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

b)    Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivables and advances to suppliers.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC, US, Hong Kong and Singapore and limits the amount of credit risk from any single institution. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash, cash equivalents and long term time deposit are financially sound based on public available information.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

c)      Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 1,325,106 and RMB 3,463,198 as of December 31, 2010 and 2011, respectively.

30.       Ordinary shares

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

31.       Subsequent events

Other than the transactions occurring in 2011 already described above, the following events have taken place in 2012:

a)             Loan borrowing

During January to March 2012, the Group borrowed a long-term loan of RMB 50,000 from Shanghai Pudong Development Bank in the PRC. The borrowing has 18 months terms and will expire at September 30, 2013. The interest rate is 7.315% per annum. The Group also borrowed short-term loans of RMB 689,980 from various financial institutions in the PRC. The borrowings have 0.5 month to 1 year terms and will expire at various times. The average interest rate is 5.14% per annum.

b)             Options

During January to March 2012, the Company granted 2,207,000 ordinary share options at fair value to its employees. The exercise price of the options ranges from $1.37 to $1.83.

c)              Buyback of Senior Convertible Notes

On January 4, 2012, the Group bought back 2008 Senior Notes with face value of US$ 1,280 (RMB 8,064) at the price of US$ 960 (RMB 6,048).

d)             Termination of capped call

On March 7, 2012, the Group entered into a Termination Agreement with Lehman Brothers OTC Derivatives Inc. and Lehman Brothers Holdings Inc. to terminate the transactions governed by that certain confirmation dated May 13, 2008 between Lehman Brothers OTC Derivatives Inc. and the Group, which supplements, forms part of, and is subject to, an agreement in the form of the 1992 ISDA Master Agreement. The Group expected the termination to have minimal financial impact.

e)              Repayment of prepayment owned by M.SETEK

On March 8, 2012, the Group entered into a settlement agreement with M.SETEK to settle the outstanding prepayment made to M.SETEK. (See Note 8)

32.       Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 6,257,181 or 95.5% of the Company total consolidated net assets as of December 31, 2011. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

33.       Additional information — condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from January 1, 2009 to December 31, 2011.

The subsidiaries did not pay dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2011.

	For the year ended	For the year ended	For the year ended
	December 31, 2009	December 31, 2010	December 31, 2011
	RMB	RMB	RMB
Revenues	—	—	—
Total operating expenses	(19,829)	(21,883)	(32,063)
Loss from operations	(19,829)	(21,883)	(32,063)
Interest expense	(216,691)	(191,791)	(206,853)
Change in fair value of derivatives	(55,559)	75,552	57,015
Share of income from subsidiaries	118,797	1,724,291	(465,989)
Convertible bond buyback (loss)/gain	(24,156)	—	4,312
Other income	3,939	169,182	79,233
(Loss)/income before income taxes	(193,499)	1,755,351	(564,345)
Income tax expense	—	—	—
Net (loss)/income attributable to ordinary shareholders	(193,499)	1,755,351	(564,345)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	December 31,	December 31,
	2010	2011
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	28,024	77,009
Other receivable from subsidiaries	265,833	252,943
Other current assets	31,480	2,055
Total current assets	325,337	332,007
Investments in subsidiaries	4,469,983	4,599,487
Derivative asset-capped call options	9,127	—
Deferred issuance cost	110,868	67,531
Amount due from subsidiaries	3,133,174	2,892,214
Total assets	8,048,489	7,891,239
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables to subsidiaries and employees	—	6,572
Accrued and other liabilities	63,484	48,317
Interest payable	8,500	7,869
Total current liabilities	71,984	62,758
Long-term debt payable	—	41,295
Convertible notes	1,230,175	1,238,485
Embedded derivatives	66,174	32
Total liabilities	1,368,333	1,342,570

Commitments and Contingencies

Shareholders’ equity :
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 169,976,270 and 202,238,307 shares issued and outstanding as of December 31, 2010 and December 31, 2011)	134	154
Additional paid-in capital	4,680,133	5,102,362
Retained earnings	2,001,979	1,437,634
Accumulated other comprehensive (loss)/gain	(2,090)	8,519
Total shareholders’ equity	6,680,156	6,548,669
Total liabilities and shareholders’ equity	8,048,489	7,891,239

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	For the year ended December 31, 2009	For the year ended December 31, 2010	For the year ended December 31, 2011
	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss)/income	(193,499)	1,755,351	(564,345)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share based compensation expense	(1,094)	(602)	1,676
Share of (income)/loss from subsidiaries	(118,797)	(1,724,291)	465,989
Amortization of deferred issuance cost and increase in accretion of convertible notes	122,648	123,915	140,894
Change in the fair value of derivatives	55,559	(75,552)	(57,015)
Exchange loss	7,162	66,309	96,122
Loss from senior convertible notes buyback	24,156	—	(4,312)
Investment income from available-for-sale securities	—	(231,163)	—
Acquisition gain	—	—	(187,387)
Changes in operating assets and liabilities:
Acquisition of trading securities	353,588	—	—
(Increase)/decrease in receivables from subsidiaries	(122)	8,231	12,890
(Increase)/decrease in other current assets	(4,315)	(25,708)	29,425
Increase /(Decrease) in other payables to subsidiaries and employees	1,401	(1,401)	6,572
Increase/(decrease) in accrued and other liabilities	28	42,634	(15,167)
Decrease in interest payable	(3,328)	(1,629)	(631)
Net cash provided by/(used in) operating activities	243,387	(63,906)	(75,289)
Cash flows from investing activities:
Loans granted to subsidiaries	(249,269)	(31,697)	(3,160)
Loans repayment by subsidiaries	173,715	49,769	93,116
Proceeds from sale of available-for-sale securities	—	231,163	—
Net cash (used in)/provided by investing activities	(75,554)	249,235	89,956
Cash flows from financing activities:
Proceeds from long-term loan from subsidiaries	204,846	—	51,314
Repurchase of senior convertible notes	(459,601)	—	(28,469)
Repayment of long-term loan from subsidiaries	—	(204,846)	(9,851)
Proceeds from exercise of stock options	16,841	8,276	23,075
Net cash used in financing activities	(237,914)	(196,570)	36,069
Effect of exchange rate changes on cash and cash equivalents	(1,956)	(1,647)	(1,751)
Net (decrease) increase in cash and cash equivalents	(72,037)	(12,888)	48,985
Cash and cash equivalents at the beginning of the year	112,949	40,912	28,024
Cash and cash equivalents at the end of the year	40,912	28,024	77,009