Form 20-F/A
period 2011-12-31
JA Solar Holdings Co., Ltd.
filed 2012-07-02
CIK 1385598

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

☐ Yes   ☐ No

EXPLANATORY NOTE

The sole purpose of this Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as originally filed with the Securities and Exchange Commission on April 30, 2012 and as first amended on May 23, 2012, is to furnish a revised Exhibit 4.9 to the Form 20-F.

Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

ITEM 19.                                           EXHIBITS

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

* Filed herewith

** Furnished herewith

2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.2 to Form 20-F on its behalf.

JA Solar Holdings Co., Ltd.

By:	/s/ Min Cao
Name: Min Cao
Title: Chief Financial Officer

Date: July 2, 2012

3