Form 20-F/A
period 2011-12-31
JA Solar Holdings Co., Ltd.
filed 2012-10-15
CIK 1385598

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

☐ Yes   ☐ No

EXPLANATORY NOTE

The sole purpose of this Amendment No. 3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as originally filed with the Securities and Exchange Commission on April 30, 2012, first amended on May 23, 2012 and second amended on July 2, 2012, is to furnish a revised Exhibit 4.8 to the Form 20-F.

Other than as expressly set forth above, this Amendment No. 3 does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

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

12.1**	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

*                 Filed herewith.

**          Furnished herewith.

2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 to Form 20-F on its behalf.

JA Solar Holdings Co., Ltd.

	By:	/s/ Min Cao
Name: Min Cao
Title: Chief Financial Officer

Date: October 15, 2012

3