Form 20-F
period 2012-12-31
JA Solar Holdings Co., Ltd.
filed 2013-04-16
CIK 1385598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each representing five ordinary share, par value US$0.0001 per share	The NASDAQ Stock Market LLC
Ordinary shares, par value US$0.0001 per share*

* Not for trading but only in connection with the registration of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 199,863,607 ordinary shares, par value US$0.0001 per share, as of December 31, 2012.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, in this annual report:

•                  “ADS” refers to American depositary shares, each representing five ordinary share of JA Solar, par value US$0.0001 per share;

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

•                  “price per watt” refer to the price of solar power products, respectively, relative to the number of watts of electricity a solar power product generates;

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

•              “JA Hefei Renewable Energy” refers to JA (Hefei) Renewable Energy Co., Ltd., our indirectly wholly-owned subsidiary in Hefei, China;

•                  “JA Hefei Technology” refers to Hefei JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Hefei, China;

•                  “JA Lianyungang” refers to Jing Hai Yang Semiconductor Material (Donghai) Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

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

•                  “Lehman Entities” shall include Lehman Brothers Holdings Inc. and its subsidiaries, including Lehman Brothers Inc., Lehman Brothers International (Europe), Lehman Brothers Treasury Co. BV and Lehman Brothers OTC Derivatives Inc.;

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

•                  our expectations regarding the price trends of solar power products;

•                  our expectations with respect to our ability to develop relationships with customers in our target markets;

•                  our expectations with respect to our abilities to secure sufficient funds to meet our cash needs for our operations and to service our indebtedness;

•                  PRC government policies regarding foreign investments;

•                  our ability to maintain and strengthen our position as a low-cost vertically-integrated manufacturer of PV products;

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                          SELECTED FINANCIAL DATA

The selected consolidated statements of operations data presented below for the three years ended December 31, 2010, 2011 and 2012 and our balance sheet data as of December 31, 2011 and 2012 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are derived from our audited consolidated financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. Our selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Operations and Comprehensive Income/(Loss) Data:
Revenues
Solar modules to third parties	426	83	2,511	3,709	4,044	649
Solar cells and other products to third parties	4,368	3,284	8,024	6,151	2,106	338
Solar cells and other products to related parties	508	5	160	72	251	40
Engineering, procurement and construction to third parties	—	—	—	147	136	22
Solar products processing to third parties	156	407	1,066	654	182	29
Total revenues	5,458	3,779	11,761	10,733	6,719	1,078
Cost of revenues
Solar modules	(379)	(91)	(2,222)	(3,428)	(4,029)	(647)
Solar cells and other products to third parties	(3,615)	(2,981)	(6,358)	(6,171)	(2,215)	(356)
Solar cells and other products to related parties	(420)	(5)	(127)	(72)	(261)	(42)
Engineering, procurement and construction	—	—	—	(108)	(85)	(13)
Solar products processing	(52)	(22)	(508)	(493)	(183)	(29)
Total cost of revenues	(4,466)	(3,297)	(9,214)	(10,272)	(6,773)	(1,087)

Gross profit (loss)	992	482	2,546	461	(54)	(9)

Operating expenses
Selling, general and administrative expenses	(272)	(325)	(458)	(510)	(902)	(145)
Research and development expenses	(29)	(45)	(64)	(69)	(86)	(14)
Impairment loss on property, plant and equipment	—	(18)	(47)	(303)	(398)	(64)

Total operating expenses	(300)	(388)	(569)	(882)	(1,386)	(223)

Income/(loss) from continuing operations	692	94	1,978	(421)	(1,440)	(232)

Impairment on available-for-sale securities	(686)	—	—	—	—	—
Change in fair value of derivatives	564	(49)	75	85	9	2
Convertible notes buy back gain/(loss)	161	(24)	—	4	(8)	(1)
Interest expense	(172)	(232)	(221)	(374)	(489)	(79)
Interest income	43	12	13	26	36	6
Foreign exchange (loss)/gain	(132)	5	(74)	(69)	(25)	(4)
Loss for equity investment in a joint venture	—	—	—	(2)	(43)	(7)
Investment loss	(29)	(2)	—	—	—	—
Loss on share lending agreement	(469)	—	—	—	—	—
Other income, net	4	8	259	236	399	64

(Loss)/income from continuing operations before income taxes	(25)	(189)	2,028	(514)	(1,561)	(251)
Income tax expense	(24)	(8)	(253)	(58)	(101)	(16)

(Loss)/income from continuing operations	(49)	(197)	1,775	(572)	(1,662)	(267)
Income/(loss) from discontinued operations, net of tax	—	3	(20)	8	—	—
Net (loss)/income	(49)	(194)	1,755	(564)	(1,662)	(267)
Net (loss)/income per share from continuing operations:
Basic	(0.31)	(1.22)	10.90	(3.42)	(8.53)	(1.37)
Diluted	(5.13)	(1.22)	10.72	(3.42)	(8.53)	(1.37)
Net (loss)/income per share from discontinued operations:
Basic	—	0.02	(0.12)	0.04	—	—
Diluted	—	0.02	(0.12)	0.04	—	—
Net (loss)/income per share
Basic	(0.31)	(1.20)	10.78	(3.38)	(8.53)	(1.37)
Diluted	(5.13)	(1.20)	10.61	(3.38)	(8.53)	(1.37)
Net (loss)/income per ADS
Basic	(1.55)	(6.00)	53.88	(16.90)	(42.67)	(6.85)
Diluted	(25.65)	(6.00)	53.03	(16.90)	(42.67)	(6.85)

Weighted average number of shares outstanding:
Basic	156,380,060	161,643,312	162,900,657	167,101,076	194,788,429	194,788,429
Diluted	167,438,190	161,643,312	171,116,684	167,101,076	194,788,429	194,788,429

	As of December 31,
	2008	2009	2010	2011	2012
	(in millions)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,543	1,867	2,290	3,889	3,031	487
Total current assets	3,830	3,661	6,418	7,709	7,150	1,148
Total assets	7,279	7,462	11,619	14,736	13,132	2,108
Total current liabilities	871	629	2,044	3,325	5,889	945
Total liabilities	2,524	2,640	4,939	8,187	8,239	1,323
Total Shareholders’ equity	4,755	4,823	6,680	6,549	4,893	785

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in millions)
	RMB	RMB	RMB	RMB	RMB	US$
Operating Data:
Products sold (in MW)	277.4	508.8	1,462.6	1,694.7	1,702.1	—
Average PV cells selling price per watt	22.1	9.0	8.7	5.7	2.8	0.5
Average PV modules selling price per watt	—	13.0	11.5	8.9	4.5	0.7

Exchange Rate Information

Our functional currency is Renminbi. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Except as otherwise stated in this annual report, all amounts in this annual report have been translated from RMB to U.S. dollars and from U.S. dollars to RMB at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 12, 2013, the noon buying rate was RMB6.1914 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	High	Low
	(RMB per U.S. Dollar)

2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3093	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 12, 2013)	6.1914	6.1991	6.2078	6.1914

Source:  Federal Reserve Statistical Release

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in North Korea, the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the tensions in the relationship between China and Japan. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in international trade policies and international barriers to trade may adversely affect our ability to export our products to certain countries and certain customers, or import raw materials from certain countries.

We generate a significant portion of our revenues from customers outside of China, including the United States and the European Union. Trade barriers, such as tariffs, taxes and other restrictions and expenses, could adversely affect our ability to export our products to certain countries and certain customers by increasing the prices of our products and making us less competitive in some countries.

In October 2011, in response to an anti-dumping and countervailing duty petition filed by seven U.S. solar power product manufacturers, the U.S. Department of Commerce, or U.S. DOC, and the U.S. International Trade Commission, or the ITC, initiated an investigation against solar power product manufacturers based in China who export solar power products to the U.S. market. The U.S. DOC and the ITC ruled in their final orders that crystalline silicon photovoltaic, or PV, cells produced in China, whether or not assembled into modules, as well as modules assembled from those cells that are exported to the U.S., would be subject to anti-dumping and countervailing duties; and we are subject to an average effective net rate of 29.18%, comprised of a net anti-dumping duty margin of 13.94% and a subsidy rate of 15.24%. We expect that our sales to the U.S. market would be materially and adversely affected. We currently sell a small portion of our solar power products to the U.S. market, which contributed 3.6% of our total revenues in 2012.

In September and November 2012, the European Commission launched the anti-dumping and countervailing proceedings concerning imported crystalline silicon PV modules and key components (i.e., cells and wafers) originating from PRC. We submitted an anti-dumping investigation questionnaire to the European Commission in November 2012 and has assisted the European Commission in completing the data verification procedures for such questionnaire before January 2013. If the European Commission determines that solar products originating from PRC would be subject to anti-dumping and countervailing duties, our sales to the European market may be materially and adversely affected. In 2012, the revenues generated from sales to the European market accounted for 33.5% of our total revenues.

Besides the ongoing anti-dumping and countervailing duty proceedings in the European market, we and our customers may be affected by any other claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. For example, in November 2012, India also initiated anti-dumping investigations against solar cells imported from China, the United States, Malaysia and Taiwan.

Though our policy is to comply with international trade practices when we export our solar power products, we cannot guarantee that India or other governments or international trade bodies will not institute adverse trade policies or remedies or similar against imports from China in the future. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to those of our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

Furthermore, in July 2012, the PRC Ministry of Commerce launched an anti-dumping and countervailing duty investigation into the imports of solar grade polysilicon originating from the United States, and an anti-dumping investigation into the imports of solar grade polysilicon originating from South Korea. In November 2012, the PRC Ministry of Commerce also announced an anti-dumping and countervailing duty investigation into the imports of solar grade polysilicon originating from the European Union countries. Because we import some polysilicon from suppliers in the United States, South Korea and the European Union countries, the prices of our raw materials may increase if the PRC Ministry of Commerce determines that any of our suppliers are subject to any anti-dumping and countervailing duties or similar. In addition, PRC domestic suppliers may also raise the prices of raw materials if the imported raw materials are short-supplied. As a result, our cost of revenues may increase and our business and operations may be adversely affected. In 2012, we sourced 16.8% of our raw material from suppliers based in United States, South Korea and the European Union countries.

We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.

We are affected by solar power market and industry trends. Industry-wide oversupply of solar power products caused a substantial decline in prices of solar power products. In addition, various European countries reduced subsidies, such as feed-in tariff, which is designed to require public utility companies to pay higher prices for solar power than for power generated through conventional means. Combined with other factors, such as the European sovereign debt crisis, lack of available financing to solar power projects and an oversupply of solar power products, the average selling prices of solar power products have declined significantly. We expect that the oversupply of solar product will continue, which may further intensify the competition in our industry. We expect that cost reduction in the solar power industry will continue and prices of our products will be materially and adversely affected.

The demand for solar power products is also influenced by macroeconomic factors, including global economic development, credit markets, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. If such negative market and industry trends continue in the future, the prices of our solar power products could decrease and our business and results of operations may be materially and adversely affected.

The reduction or elimination of government subsidies and economic incentives or change in government policies and regulations may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. Countries that provided significant incentives for solar power include Germany, Spain, Italy, Greece, Canada, the United States, China and Japan, among others. In many countries that constitute our major markets, solar power systems, particularly those for on-grid applications, would not be commercially viable without government incentives because the cost of generating electricity from solar power currently exceeds the cost of generating electricity from conventional or other non-solar renewable energy sources.

The scope of government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid rises of the German, Spanish and Italian solar power markets in 2010 were largely due to the government policies of those countries that set feed-in tariff terms at attractive rates. However, the escalation of the European sovereign debt crisis in 2011 has affected the fiscal ability of several governments to offer incentives for the solar power industry. For example, Germany, our largest overseas solar power products market in 2012, has continued to cut back feed-in tariffs since 2010, after installations in the market exceeded government expectation in 2009 and in the following years. Spain was the largest PV market in the world in 2008, but the introduction of various legislation to the PV industry has significantly reduced the market size in Spain. Several other countries, including France, Greece and Belgium have continued to reduce their feed-in tariffs as well as other incentive measures in 2011 and 2012. Any significant reduction in the scope or discontinuation of government incentive programs, especially those in significant markets such as European countries, could cause demand for our products and our revenues to decline, and have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our growth depends on the continued availability of financing to our customers as well as third-party financing arrangements for end-users of our products, and is affected by general economic conditions.

Given the general economy, particularly the tightening of credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. We are exposed to the credit risk of our customers, some of which are new customers with whom we have not historically had extensive business dealings. Starting from May 2011, we began to insure part of our overseas sales through China Export & Credit Insurance Corporation, or Sinosure. As of December 31, 2012, 13.1% of our total overseas accounts receivable was insured by Sinosure, respectively. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered or that Sinosure will be able to make payments on our claims. Our balance of provision for doubtful accounts increased from RMB32.6 million in 2011 to RMB190.0 million (US$30.5 million) in 2012 due to increased accounts receivables overdue from PV module sales, in particular, increased financial and operational difficulties encountered by a few customers. The failure of any of our new or existing customers to meet their payment obligations would deteriorate our working capital and materially and adversely affect our financial position, liquidity and results of operations.

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

Due to the general reduction in available credit to would-be borrowers, customers may be unable or unwilling to finance the cost of our products, or parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for us or our customers. In addition, an increase in interest rates would likely increase the cost of financing to end users of our products and could reduce their profits and expected returns on investment in our products. A prolonged disruption in the ability of our significant customers or downstream players to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses. This could lead to a significant reduction in their future orders for our products and cause their inability or failure to meet their payment obligations to us, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In light of our increased sales to customers outside China, we face risks associated with the marketing, distribution and sale of our products overseas, and if we are unable to effectively manage these risks, they could impair our ability to grow our business overall.

Historically, revenues from customers in China represented a significant portion of our overall revenues. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China. Our revenues from customers outside China increased from 48.3% in 2011 to 54.1% in 2012. The stability and viability of any existing, new or potential overseas markets are subject to many uncertainties and may expose us to a number of risks, including:

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

If we are unable to effectively manage these risks, we may not be able to successfully grow our business as we have planned.

Increases in electricity costs or a shortage or disruption in electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. Electricity prices in China have increased in the past few years and are expected to continue to increase in the future. As a result, our electricity costs may become substantially higher than our competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. We cannot assure you that there will not be any disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs, shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

Difficulties in identifying, consummating and integrating acquisitions and potential write-off in connection with acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. For instance, in November 2011, we completed the acquisition of 100% equity interests in Silver Age Holdings Limited, or Silver Age, a British Virgin Islands company that owns 100% of Solar Silicon Valley, in order to increase our silicon wafer manufacturing capability, secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Silver Age was 70% owned by Jinglong BVI, our largest shareholder, and 30% owned by an independent third party. In January 2013, we completed the acquisition of 65% equity in Hebei Ningjin Songgong Semiconductor Co., Ltd., or Ningjin Songong, as a part of prepayment settlement arrangement with M.SETEK. Past and future acquisitions may expose us to potential risks, including risks related to:

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

We have expanded into upstream and downstream markets, such as silicon wafer and solar module businesses since the fourth quarter of 2009, engineering, procurement and construction services, or EPC services, since the third quarter of 2011. We also started to engage in project development activities in the first quarter of 2012. Our ability to successfully implement our upstream and downstream business integration is subject to various risks and uncertainties, including:

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

•                  the need to grant longer credit terms to our customers and to maintain a higher level of inventory, resulting in longer cash conversion cycles compared with our traditional solar cell business;

•                  the need to expand warranty liabilities associated with the solar module business, with the warranty period for solar modules lasting for 10 to 25 years;

•                  the need to accrue warranty from sales of solar modules, which may not be adequate and we may have to incur substantial expense to repair or replace defective solar modules in the future;

•                  the nature of the business model and key success factors of our EPC service, which are significantly different from those of our traditional business in solar power product manufacturing;

•                  potential conflict with our downstream customers as a result of our direct competition with them in the solar module and EPC businesses; and

•                  new risks associated with the silicon wafer, solar module, EPC service and project development businesses yet to be fully understood by the industry and market.

If we are unable to effectively manage these risks, we may not be able to successfully operate these new businesses and achieve the expected value of vertical business integration.

In addition, the expansion into the downstream solar module market has resulted in substantial changes to our business, including, among others, the change of our customer base and product mix. Our customer base has evolved from primarily module manufacturers and distributors to include system integrators and solar power project developers. We have limited experience managing relationships with these new customers. The expansion to project development business has also exposed us to risks related to the development and construction of solar power plants, such as risks related to (i) receipt of or delays in obtaining land rights and related permits and other required governmental permits and approvals; (ii) unforeseen engineering problems; (iii) potential challenges from local residents, environmental organizations and others who may not support the project. We may not be able to manage our business growth strategy as planned and our results of operations may be adversely affected.

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

For example, in 2010, one of our long-term suppliers failed to deliver silicon wafers pursuant to contractual terms and we initiated legal actions to seek remedies and eventually settled these suits. Also in 2011, another one of our long-term suppliers failed to deliver silicon wafers pursuant to contractual terms, and we recorded a provision of prepayment and other payment due totaling RMB42.2 million while the legal proceeding against such supplier is still in process. More importantly, M.SETEK, historically one of our major suppliers, failed to make majority of the scheduled delivery after a magnitude-9 earthquake struck Japan and triggered a tsunami affecting vast areas in Japan. As a result, we entered into a framework agreement with M.SETEK in March 2012 regarding repayment of the prepayment owed by M.SETEK, under which (i) M.SETEK will use the dividends distributed by Ningjin Songgong to repay part of prepayments, (ii) M.SETEK will transfer its 65% equity interests in Ningjin Songgong to us at an appraisal price, which will be used to offset part of the remaining unpaid prepayments, and (iii) M.SETEK will continue to deliver polysilicon to fully utilize the remaining unpaid prepayments, if any. The share transfer agreement was signed on July 23, 2012 and the share transfer was completed in January 2013. We estimated the fair value of the to-be-received equity interest of Ningjin Songgong as of December 31, 2012 was less than the equity interest transfer price, which was based on the fair value of equity interest in Ningjin Songgong at the time of settlement in March 2012. As a result, an impairment provision of RMB96.5 million (US$15.5 million) was provided against prepayment made to M.SETEK in 2012.

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

In order to secure adequate and timely supply of polysilicon and silicon wafers, we entered into a number of long-term supply agreements for polysilicon, ingots and wafers with a limited number of suppliers, including Hebei Jinglong Industry and Commerce Group Co., Ltd., or Hebei Jinglong, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., an affiliate of GCL-Poly Energy Holdings Limited, or GCL, Wacker Chemie AG, or Wacker, OCI Company Ltd., or OCI, and Hemlock Semiconductor Pte. Ltd., or Hemlock. Some agreements provide for fixed pricing or pricing adjustable within a relatively small range of plus or minus 5% to 10%, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. The prices of polysilicon and silicon wafers declined in the second half of 2008, increased since the second half of 2010 but declined again in 2011 and 2012. In this regard, we had renegotiated the unit price and volume terms of many of our long-term supply agreements and had entered into amendments for many of them. In view of the significant volatility of the polysilicon prices during the past few years, we plan to continue to renegotiate the unit price and volume terms of our long-term supply agreements, if prices of polysilicon or silicon wafers we pay to our suppliers continue to be higher than the market prices after such re-negotiations, we may be placed at a competitive disadvantage versus our competitors, and our cost of revenues as well as profitability would be materially and adversely affected. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than are required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flow. To the extent we are not able to pass these increased costs to our customers, our business and results of operations may be materially and adversely affected.

Furthermore, we may choose not to procure polysilicon, ingots or wafers under certain contracts if we deem the prices under such contracts are unfavorable to us under prevailing market conditions and/ or we are unable to renegotiate the price or volume terms to our satisfaction. In the event we choose not to procure polysilicon, ingots or wafers under these contracts, we may be forced to forfeit certain prepayment amounts to, and face contractual damage claims from, these suppliers if no mutual agreement can be reached. We cannot assure you that the outcome of any such potential litigation would be in our favor. Such litigation may be costly and may divert management attention and other resources away from our business and could materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

Disposal of outdated production lines can result in an increased impairment on property, plant and equipment, which may have a negative impact on our results of operations.

In the fourth quarter of 2012, we retired some outdated production lines of solar cells and solar modules in each of our facilities in Ningjin, Hebei and Fengxian, Shanghai. We recorded impairment loss for property, plant and equipment of RMB147.1 million (US$23.6 million) related to the retirement of such production lines in 2012, accounting for 2.2% of our total revenues. With our business development, we may introduce new manufacturing equipment with higher production efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. If we continue to retire outdated production lines or replace outdated manufacturing equipment with new manufacturing equipment in the future, we may incur increased impairment loss on property, plant and equipment, which may have a negative impact on our results of operations.

We may require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

We expect that we will need a significant amount of cash to fund our future capital expenditures. Besides capital expenditures, we have significant working capital commitments because suppliers of silicon wafers and polysilicon usually require us to make prepayments in advance of shipments. Future acquisitions, market changes or other developments may also cause us to require additional funds. Historically, we have relied on equity and debt offerings, bank borrowings and operating cash flow to finance our capital expenditure and working capital requirements. If we cannot generate sufficient operating cash flow to fund our capital expenditure and working capital needs, we may seek to sell additional equity or debt securities or borrow from lending institutions. In addition, we historically required our customers to make prepayments to us to help us reduce the amount of funds that we need to finance our working capital requirements. However, the practice is on the decline due to market trends. The balance of prepayments we received from our customers decreased from RMB320.3 million as of December 31, 2011 to RMB76.9 million (US$12.3 million) as of December 31, 2012, primarily due to a shift in market environment. Therefore, it has increased our need to obtain additional short-term borrowings to finance our working capital requirements. Our ability to obtain external financing is subject to a number of uncertainties, including:

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

We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

We incurred a significant amount of debt and substantial debt service requirements as a result of the offering of the 4.5% senior convertible notes maturing on May 15, 2013, or the 2008 Senior Notes and our bank borrowings. As of December 31, 2012, our total short-term bank borrowings and convertible notes due 2013 were RMB1.7 billion (US$269.9 million), and our total long-term bank borrowings were RMB3.9 billion (US$632.2 million), among which RMB1.9 billion (US$297.0 million) were due in one year. The total face value of outstanding 2008 Senior Notes was RMB726.4 million (US$116.6 million) as of December 31, 2012.

Our substantial indebtedness could have important consequences to you. For example, it could:

•                  limit our ability to satisfy our obligations under our debt;

•                  increase our vulnerability to adverse general economic and industry conditions;

•                  require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•                  limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;

•                  place us at a competitive disadvantage compared to our competitors that have less debt;

•                  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds; and

•                  increase the cost of additional financing.

In the future, we may from time to time incur substantial additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our already substantial indebtedness and leverage could intensify.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. Banks may lower our credit lines or reject our loan applications, and we cannot assure you that our existing credit facilities will not be cancelled, or will be renewed in the future on reasonable commercial terms or at all. As a result, we may not generate or obtain sufficient cash flow to meet our anticipated operating expenses and to service our debt obligation as they become due. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

Our efforts to further develop our technology and know-how through increased research and development of crystalline silicon technology may not yield satisfactory results, if any.

The solar power industry is rapidly evolving and becoming more competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. We have expended and may continue to expend significant financial resources in research and development of crystalline silicon and commercialization of new technologies to effectively compete with other market players in the future. Our research and development efforts are focused on improving conversion efficiencies of our solar power products. For example, we introduced our SECIUM cell line in 2010 and our SECIUM cells have achieved conversion efficiency rate of 19%. In 2012, we introduced the new Cypress series, which have higher conversion efficiency. In addition, the Cypress series cells also feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. A variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than solar power products that we develop. Therefore, our development efforts may be rendered obsolete by the technological advances of others.

Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. One of the alternative technologies in the production of solar cells is thin film technology. The use of thin film technology in the production of solar cells would significantly reduce the consumption of silicon materials and manufacturing costs. New developments in commercialization of thin film technology may render our existing technologies obsolete and our products uncompetitive, which would result in loss in our profitability and market share and could materially and adversely affect our business, financial condition and results of operations.

If PV technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.

The solar power market is at a development stage and the extent to which solar power products will be widely adopted is uncertain. Market data in the solar power industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. Many factors may affect the viability of widespread adoption of PV technology and demand for solar power products, including:

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

The solar power market also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer. If PV technology proves unsuitable for widespread adoption or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for solar power products in our target markets may not develop or may develop to a lesser extent than we anticipated.

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

We may from time to time enter into non-competition, exclusivity or other restrictions or arrangements of a similar nature as part of our sales agreements with our customers. Such restrictions or arrangements may significantly hinder our ability to sell additional products, or enter into sales agreements with new or existing customers that plan to sell our products, in certain markets. As a result, such restrictions or arrangements may have a material adverse effect on our business, financial condition and results of operations.

We compete in a highly competitive market and many of our competitors have greater resources.

The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Although we have expanded into upstream silicon wafer manufacturing and downstream solar module business since the fourth quarter of 2009, some of our competitors have become vertically integrated for a longer period of time than us. We expect to compete with future entrants to the PV market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new PV technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

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

With respect to our solar module business, in 2011, we extended our product warranty period from 5 years to 10 years, warranting that the modules will be free from defects in materials and workmanship from the time of delivery. Starting from the third quarter of 2012, we began to provide a 25-year linear performance warranty against declines of power generation capacity from the time of delivery. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our net revenues from sales of solar modules as general warranty costs and also separately accrue specific warranty costs to cover potential liabilities that could arise from customer claims base on an individual assessment. However, such warranty costs may not be adequate. Starting from 2012, we also began to work with PowerGuard Specialty Insurance Services to provide a range of long-term insurance and warranty-related coverage for our products. Because we only started to manufacture and sell solar modules in the fourth quarter of 2009, which have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions and insurance coverage may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future.

Our failure to maintain sufficient collateral under certain mortgage contracts for our bank loans may materially and adversely affect our financial condition and results of operations.

From time to time, we may enter into bank loans secured by our real property or other assets. For example, as of December 31, 2012, our long-term bank borrowing of RMB130.0 million (US$20.9 million) with Export-Import Bank of China was secured by our principal executive office building in Zhabei, Shanghai; our long-term bank borrowings of RMB118.0 million (US$18.9 million) and RMB40.0 million (US$6.4 million) with Agricultural Bank of China were secured by certain of our buildings and land use right in Shanghai Jinglong Solar Technology Co., Ltd., or Shanghai Jinglong, respectively. We cannot assure you that we will not be requested by the mortgagees to provide additional collateral to bring the value of the collateral to the level required by the mortgagees. If we fail to provide additional collateral, the mortgagees will be entitled to require the immediate repayment by us of the outstanding bank loans, otherwise, the mortgagees may auction or sell our office building and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying loan. Furthermore, we may be subject to liquidated damages pursuant to relevant mortgage contracts. We cannot assure you the mortgagees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the mortgage contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

If we fail to adequately protect our intellectual property rights, our business and results of operations could be materially and adversely affected.

Given the importance of intellectual property to our business, we rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of this annual report, we had a total of 65 issued patents and 56 pending patent applications in China. However, we cannot assure you that the steps which we have taken will be sufficient to protect our intellectual property rights or that third parties would not infringe upon or misappropriate any such rights. Moreover, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our self-owned products, the future financial condition and the ability to develop our business could be materially adversely affected.

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

Due to recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, we have experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management in the past few years. In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which may expose us to a higher risk of internal control deficiencies and result in us losing market share, business opportunity and revenues.

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

Under our 2006 stock incentive plan, we may award stock options and other share-based compensations to purchase up to 10% of our issued share capital to certain of our directors, employees and consultants. As of the date of this annual report, we have awarded 4,822,000 restricted share units and granted options to purchase 19,639,000 ordinary shares to a number of our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.”

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

Jinglong BVI, which is controlled by the shareholders of Hebei Jinglong, is our largest shareholder. In addition, Mr. Baofang Jin, the executive chairman of our board of directors and our chief executive officer, is a shareholder of Jinglong BVI and is also the chairman of Hebei Jinglong. Jinglong Group currently provides a number of products and services to us, including silicon wafer supply (on prepayment terms) and real property leases. Our transactions with Jinglong Group are governed by a number of contracts, the terms of which were negotiated at what we believe are on an arm’s length basis. In November 2011, we also completed the acquisition of Silver Age, a British Virgin Islands company controlled by Jinglong BVI. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our board of directors. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future. As a result, when these situations arise, our financial condition, results of operations and implementation of strategy may be materially and adversely affected.

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

In addition, we are subject to licensing requirements, regulations and periodic monitoring by local environmental protection authorities, and are required to comply with all PRC national and local environmental protection laws and regulations. If we fail to obtain the required permits and licenses, we will not be able to obtain an environmental acceptance approval and may not be allowed to produce. So far, we have not been assessed any penalties for any non-compliance with PRC environmental law and regulations. However, we may also be subject to substantial fines or damages or suspension of our production operations, and our reputation may be harmed, which could negatively affect our results of operations and financial position.

For strategic reasons and in an effort to maximize returns on our unused capital reserves, we may, from time to time, invest in securities purchased on the open market, which may, due to market forces beyond our control, result in the recognition of losses that will adversely affect our financial results.

Although we did not invest in any securities as of December 31, 2012, for both strategic reasons and in an effort to maximize the return on our unused capital reserves, we had, and may, from time to time invest in certain securities purchased on the open market. The fair value of these securities is driven by market forces beyond our control and may decline over time. To protect the value of our investment and minimize the recognition of losses, if any, we may, from time to time, dispose of such securities at the discretion of our board of directors. To the extent that we, in compliance with U.S. GAAP and other applicable rules and regulations, determine that a decline in the fair value of any of our securities is other-than-temporary, we are obligated to recognize such decline as a loss, which will in turn adversely affect our financial results.

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

We derive a portion of our revenues from Japan-based customers, and our results of operations may be adversely affected by the political and  business relationship between China and Japan as well as other events affecting Japan in general.

We derive a portion of our revenues from our Japan-based customers in recent years. Our revenues generated from Japan-based customers have grown to RMB436.4 million (US$70.0 million) in 2012 due to the increasing trade and business ties between Japan and China. However, from time to time there have been tensions and conflicts between China and Japan. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts between China and Japan may lead to a reduced demand of solar power products from Japanese customers. Any future conflicts between China and Japan may have an adverse impact on the political and business relationship of the two countries. If the business activities between Japan and China decrease due to political, economic or other issues, demand for solar power products from Japan-based customers may decline and our business and results of operations may be adversely affected.

Furthermore, events affecting Japan in general, such as natural disasters, may also have a negative impact on our business, financial condition and results of operations. For example, Japan has experienced a nuclear crisis as a result of the earthquake and tsunami in March 2011. Such crisis may have a negative impact on the business operation of Japan-based customers, which may in turn discourage them from importing our solar power products, thus adversely affecting our business and results of operations.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has recently brought administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issued the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from NASDAQ.

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

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the PRC economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering benchmark interest rates several times. Since January 2010, however, the People’s Bank of China has increased the statutory deposit reserve ratio in response to rapid growth of credit in 2009. In 2011 the PRC government introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies and increases in bank interest rates. In 2012, the PRC government introduced measures to stimulate consumption and promote economic recovery in response to slowed growth in the PRC economy, including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering in bank interest rates. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in the growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

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

As we increase our sales to customers outside China, a significant portion of our revenues is and may continue to be denominated in foreign currencies. We have entered into, and may continue to enter into, foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for our overseas sales. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could result in foreign exchange losses and adversely affect our financial condition and results of operations.

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

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China. Because we conduct manufacturing and purchase raw materials from suppliers in China, price inflation increases the costs of labor and raw materials for manufacturing and risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China- based manufacturing. Although we have started the process and will continue to gradually automate our production lines in order to reduce the impact of increases in labor cost in the long run, inflation in China may still weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct a significant portion of our business inside China through our various wholly-owned subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises (“FIE”) or enterprises invested by FIE and are therefore subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

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

As a holding company, we depend on receipt of dividends and the interest and principal payments on intercompany loans or advances from our subsidiaries to satisfy our obligations. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to us is subject to, among other things, distributable earnings, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, applicable laws and restrictions contained in the debt instruments or certain PRC project loan agreements. Pursuant to such PRC project loan agreements, some of our PRC subsidiaries are restricted from distributing dividends or making other distributions to us unless such loans are paid off or consent is obtained from the relevant lenders entering into such project loan agreements. These restrictions could limit the ability of our subsidiaries to pay dividends.

Further, regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiaries are also required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50% of their respective registered capital. These reserves are not distributable as cash dividends. In addition, at the discretion of their respective board of directors, our PRC subsidiaries may allocate a portion of their after-tax profits to their respective staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Furthermore, if our PRC subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirement. In addition, dividends paid by our PRC subsidiaries to their non-PRC parent companies will be subject to a 10% withholding tax, unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is incorporated, which specifically exempts or reduces such withholding tax. Limitations on the ability of our PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds from our fundraising activities to make loans or additional capital contributions to our PRC operating subsidiaries.

A significant portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under PRC regulations the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange, or SAFE. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to be registered with PRC governmental authorities, including SAFE. To utilize the proceeds of any equity or debt offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loan from offshore companies to our PRC subsidiaries is subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, or FIEs, to finance their activities cannot exceed the difference between the total investment and the registered capital of that subsidiary and must be registered with SAFE.

We may also finance our subsidiaries by means of capital contributions. These capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, the PRC Ministry of Commerce, or MOFCOM, or their local counterparts. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds we have received, or may receive, from our equity or debt offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and grow our business.

Our business benefits from certain PRC government incentives. Expiration of, revocation of, or changes to, these incentives could have a material adverse effect on our operating results.

Under the previous PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the FEIT Law, and the related implementation rules, FIEs established in China was generally subject to enterprise income tax at a state tax rate of 33% on PRC taxable income. The PRC government provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs were entitled to be exempted from foreign enterprise income tax for a 2-year period starting from their first profit-making year followed by a 50% reduction of foreign enterprise income tax payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China. Such two-year tax exemption and three-year 50% tax reduction period are referred to as the Tax Holiday.

In March 2007, China enacted a new PRC Corporate Income Tax Law, or CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a five-year transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as an advanced and new technology enterprise, or ANTE, subject to certain general factors described therein. Where the transitional preferential policies and the preferential policies for ANTE as prescribed under the CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies.

JA Hebei, JA Yangzhou and JA Fengxian were production-oriented enterprises established prior to the effective date of the CIT Law, and therefore, are entitled to their existing preferential income tax treatment provided under the FEIT Law and its related interpretations rules until such treatment expires in accordance with its current terms.

With respect to income related to JA Hebei’s initial capital contribution, JA Hebei received approval from the relevant tax authorities to enjoy the Tax Holiday commencing from 2006. In 2007, JA Hebei effected a capital injection, or the 2007 Capital Injection, and was approved by the local tax bureau of Xingtai City, Hebei Province, to enjoy a separate Tax Holiday on taxable income attributable to the 2007 Capital Injection commencing from 2007. In November 2010, JA Hebei was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2010 to 2012. JA Hebei chose to use the Tax Holiday applicable to 2007 Capital Injection for the overlapping year of 2010. For the years ended December 31, 2011 and 2012, JA Hebei chose to enjoy the preferential income tax of 15% for an ANTE. In February 2013, JA Hebei received a notice from the local tax bureau of Xingtai City, Hebei Province, revoking its original approval that JA Hebei was entitled to enjoy a separate Tax Holiday for taxable income attributable to the 2007 Capital Injection. The local tax bureau informed us that we needed to pay additional tax of RMB82.5 million (US$13.3 million) with respect to the 2007 Capital Injection, plus interests and surcharges of RMB55.7 million (US$8.9 million). The local tax bureau eventually waived the interests and surcharges, but mandated us to pay the additional tax. As a result, we recorded an additional income tax expense of RMB82.5 million (US$13.3 million) at the end of 2012 and made subsequent payment in March 2013.

JA Yangzhou and JA Fengxian both had cumulative losses in 2008 and their Tax Holidays were deemed to commence in 2008.

In August 2011, JA Yangzhou was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou chose to use the Tax Holiday for the overlapping years of 2011 and 2012.

In December 2011, JA Fengxian was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013. JA Fengxian chose to enjoy the Tax Holiday for the overlapping years of 2011 and 2012.

In November 2011, JA Lianyungang, was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013.

In August 2012, JA Wafer R&D, was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2012 to 2014.

The ANTE status and preferential tax treatment will be reviewed by the government every three years. JA Hebei, JA Yangzhou, JA Wafer R&D, JA Fengxian and JA Lianyungang are collectively referred to as ANTE Entities.

However, we cannot assure that the current tax benefits enjoyed by ANTE Entities will be extended upon expiration. If these tax benefits cannot be extended or otherwise become unavailable, the effective income tax rate of ANTE Entities will increase significantly, and any such increase in the future could have a material adverse effect on our financial condition and results of operations. In addition, we cannot assure you that the relevant tax authorities will not have different interpretations of the existing laws in the future. Any discontinuation or revocation of preferential tax treatment or any increase of the enterprise income tax rate applicable to us could have a material adverse effect on our financial condition and results of operations.

Various PRC governmental authorities have promulgated a series of laws and regulations to encourage the development of solar energy and other renewable energy, including Renewable Energy Law, Medium and Long-Term Development Plan for the Renewable Energy Industry, Golden Sun Demonstration Program, etc. Under these laws and regulations, financial incentive, such as national funding, preferential loans and tax preferential treatment are provided to the renewable energy industry. However, no assurance can be given that these incentives will not be reduced or eliminated altogether. Any reduction or eliminations of governmental incentive policies will reduce demand for our solar power products and adversely affect our financial condition and results of operations.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.

The CIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies on April 22, 2009, or Circular 82, which sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. Circular 82 specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although Circular 82 explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the CIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new CIT Law to a PRC resident recipient.

Dividends and interest payable by us to our non-PRC holders of our ordinary shares and ADSs and gain on the sale of our ADSs or ordinary shares may become subject to PRC taxes.

Under the CIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to PRC sourced income dividends payable to investors that are “non-resident enterprises” and that do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. The implementation regulations for the CIT Law further sets forth that dividend and interest income are viewed as PRC-sourced income if the enterprise that pays dividend or interest is “resident enterprise”. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether we may be considered as a “resident enterprise” under the CIT law. If we are deemed as a PRC “resident enterprise” for PRC tax purposes, dividends or interest we pay with respect to our ordinary shares or ADSs, or the gain our shareholders may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the CIT Law to withhold PRC income tax on interest or dividends payable to our non-PRC holders of ordinary shares and ADSs who are “non-resident enterprises,” or if our non-PRC holders of ordinary shares and ADSs are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of their investment in our ordinary shares or ADSs may be materially and adversely affected.

We and our non-resident investors face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an indirect transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report this indirect transfer to the competent tax authority of the PRC resident enterprise.

Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from an indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of Circular 698. For example, while the term “indirect transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may be at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Labor laws in the PRC may adversely affect our results of operations.

In June 2007, the PRC government promulgated a new labor law, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law was further amended on December 28, 2012 which will become effective on July 1, 2013. Labor Contract Law and its amendment impose greater liabilities on employers and significantly increases the cost of an employer’s decision to reduce its workforce. Furthermore, it requires certain terminations to be based upon duration of employment and not the merits of employees. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas, or Circular 75. According to Circular 75 and the relevant SAFE regulations, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company or another material change involving a change in the capital of the offshore company.

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

A notice issued by SAFE effective on July 1, 2011, which we refer to as Notice 19, further provides detailed provisions and requirements regarding the foreign exchange registration under Circular 75. Under Notice 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Circular 75 may remedy by making the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

PRC resident shareholders of our offshore companies that have made onshore investments in the PRC have completed the registration as required under Circular 75 and are currently in the process of updating the registration to reflect the offshore financing and change of share ownership in some of our offshore companies. Historically, certain shareholders of Jinglong BVI, our largest shareholder, were imposed of administrative penalties by Hebei SAFE branch for failure to fully comply with the registration requirements of Circular 75. We cannot assure you that PRC resident shareholders of our offshore companies will continue to be in full compliance with the registration requirements under Circular 75 in the future.

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

On August 8, 2006, six PRC government and regulatory authorities, including MOFCOM, promulgated a rule entitled Interim Provisions on the Takeover of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was subsequently revised on June 22, 2009. The M&A Rules provide procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to grow our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On December 25, 2006, the People’s Bank of China, issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from SAFE or its authorized branch.

On February 15, 2012, SAFE promulgated the Notice relating to Foreign Exchange Administration for PRC Residents Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for PRC Residents Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007. SAFE Notice 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or Domestic Company, including PRC citizens and foreign citizens who have resided in the PRC for one year or more, or PRC Residents. Under SAFE Notice 7, PRC Residents who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly listed company are required, through the Domestic Company or a PRC agent, or Domestic Agent, to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE within three business days of each quarter and is also required to complete foreign exchange cancellation procedures within twenty business days after termination of the stock incentive plan. SAFE Notice 7 further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options granted under the share incentive plan.

We have advised our employees and directors participating in the 2006 stock incentive plan to handle foreign exchange matters in accordance with SAFE Notice 7 and they completed registration with Hebei branch of SAFE on August 28, 2012. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can always successfully register with SAFE in full compliance with SAFE Notice 7. PRC individuals and PRC companies in violation of SAFE Notice 7 will be punished by SAFE, according to the Regulation of the People’s Republic of China on Foreign Exchange Administration, Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange and other regulations.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been volatile and may continue to be volatile.

The trading prices of our ADSs have been and may continue to be highly volatile and could fluctuate widely due to factors beyond our control. From the initial listing of our ADSs on the Nasdaq Global Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to December 7, 2012, the closing process of our ADSs ranged from US$0.6 to US$25.75. On October 11, 2012, NASDAQ notified us that, based upon the closing bid price of our ADSs for 30 consecutive business days, we failed to meet the US$1.00 per ADS minimum bid price requirement set forth in the listing rule. In order to regain compliance with NASDAQ listing rule, we changed the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing five ordinary shares, effective on December 10, 2012. The trading price of our ADSs from December 10, 2012 through April 15, 2013 has ranged from US$3.21 to US$6.14 per ADS. This is due to broad market and industry factors, such as the anti-dumping and countervailing duty investigation in the U.S., the escalation of the European sovereign debt crisis in 2011, significant government subsidy reduction, the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, the market price of our ADSs may continue to fluctuate in response to factors including the following:

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

•                  changes in the performance or market valuations of other PV technology companies;

•                  addition or departure of our executive officers;

•                  fluctuations in the exchange rate between the U.S. dollar and Renminbi;

•                  detrimental negative publicity about us, our competitors or our industry; and

•                  sales or perceived sales of additional ordinary shares or ADSs.

In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second, third quarters of 2011 and second quarter of 2012. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

Based on our financial estimates for the taxable year ended 2012, we believe that, as a result of difficult market conditions negatively affecting our gross income, it is very likely that we were a “passive foreign investment company” or “PFIC” for the taxable year ended 2012. If market conditions in 2013 are comparable to those that existed in 2010 and 2011, we would expect not to be classified as a PFIC for the taxable year ending 2013. However, we can give no assurances in this regard as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. U.S. Holders should consult with their advisors regarding the consequences to them if we are a PFIC for the taxable year ending 2013 or any future taxable year. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder should, to the extent an election is available, consider making a “deemed sale” election. See the discussion under “Item 10 Additional Information—Taxation—Certain United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations” concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “deemed sale” election.

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                          HISTORY AND DEVELOPMENT OF THE COMPANY

Our ultimate holding company, JA Solar, was incorporated on July 6, 2006 as an exempted company with limited liability. JA Solar is governed by the Companies Law of the Cayman Islands.

We commenced our business in May 2005 through JA Hebei, a limited liability company established in China. To enable us to raise equity capital from investors outside of China, we incorporated JA BVI in the British Virgin Islands in July 2006, and established a holding company structure by restructuring JA Hebei as a wholly-owned subsidiary of JA BVI.

In August 2006, we undertook a further restructuring by issuing shares of JA Solar to all existing shareholders of JA BVI in exchange for all of the shares that these shareholders held in JA BVI. As a result, JA BVI became a wholly-owned subsidiary of JA Solar. We completed our initial public offering in February 2007 and had our ADSs listed on the NASDAQ Stock Market.

Historically, we have primarily been engaged in the manufacturing and sales of solar cells. Since the fourth quarter of 2009, we have expanded our business to upstream silicon wafer manufacturing and downstream manufacturing and sales of solar modules. We further expanded our business into providing EPC services in the third quarter of 2011. In addition, we further expanded our business to engage in project development activities in the first quarter of 2012. We conduct our operations primarily through the following operating subsidiaries in China:

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

•             JA Hefei Renewable Energy, incorporate in March 2011 in Hefei, Anhui Province. JA Hefei Renewable Energy is engaged in general investment and manufacturing of solar power products; and

•             JA Hefei Technology, incorporated in July 2011 in Hefei, Anhui Province. JA Hefei Technology is engaged in the manufacturing of solar power products.

In October 2011, we established JA Solar Investment China Co., Ltd. for general corporate and investment purposes.

In November 2011, we completed acquisition of 100% equity interest in Silver Age, which was then 70% owned by Jinglong BVI, our largest shareholder, and 30% owned by an independent third party. Silver Age owns Solar Silicon Valley, a leading producer of mono-crystalline silicon wafer based in Sanhe, Hebei Province, China.

In January 2013, we completed the acquisition of 65% equity in Ningjin Songgong. Ningjing Songgong is primarily engaged in production of solar-grade monocrystalline silicon ingot.

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries.

Our principal executive offices are located at No. 36, Jiang Chang San Road, Zhabei, Shanghai, the People’s Republic of China.  Our telephone number at this address is (86) 21-60955999 and our fax number is (86) 21-60955727.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.jasolar.com. The information contained on our website is not part of this annual report.  Our agent for service of process in the United States is JA Solar USA. Inc., located at 2570 North First Street, Suite 360, San Jose, CA 95131.

B.                          BUSINESS OVERVIEW

Overview

Our primary business is to design, develop, manufacture and sell solar cell and module products that convert sunlight into electricity for a variety of uses. Historically, we primarily engaged in the manufacturing and sales of solar cells. Since 2009, we have expanded our business to the manufacturing and sales of solar modules as well as silicon wafer manufacturing. Our principal products consist of both monocrystalline and multicrystalline solar cells and solar modules in a variety of standard and specialty. We sell our products mainly under our “JA Solar” brand name, and also produce original equipment for manufacturers or customers, known as OEMs, under their brand names.

We began commercial production of solar cells in April 2006 and have since grown rapidly to become one of the world’s largest manufacturers of solar cells, according to NPD Solarbuzz, an independent third-party solar energy consultancy. As of December 31, 2012, we had a solar cell manufacturing capacity of 2.5 GW per annum. We manufacture solar cells from silicon wafers utilizing crystalline silicon technology, which converts sunlight into electricity through a process known as PV effect. Performance of solar cells is primarily measured by their conversion efficiency rate, the percentage that sunlight energy is converted into electricity. As of December 31, 2012, the average conversion efficiency rates of our monocrystalline and multicrystalline solar cells were 19.15% and 17.5%, respectively.

We expanded our business to the manufacturing and sales of solar module products in the fourth quarter of 2009. We now produce and sell a wide variety of module types that fulfill different requirements of our customers, from on-grid systems to off-grid systems, from commercial use to industrial use, and from residential to public utility use. We also manufacture customized module products according to our customers’ and end-users’ specifications. As of December 31, 2012, we had a solar module manufacturing capacity of 1.8 GW per annum.

We also began manufacturing silicon wafers in the fourth quarter of 2009 to achieve more vertical integration. In 2011, we acquired all the equity interests in Silver Age Holdings Limited, or Silver Age, in order to increase our silicon wafer manufacturing capability, secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Silver Age owns 100% equity interests of Solar Silicon Valley Electronics Science and Technology Co., Ltd., or Solar Silicon Valley, a leading producer of monocrystalline silicon wafer based in Sanhe, Hebei Province, China. Our silicon wafer manufacturing capability helps us secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Currently, we manufacture silicon wafers primarily to meet our internal demand. As of December 31, 2012, we had a silicon wafer manufacturing capacity of 1.0 GW per annum.

We sell our solar cell and module products to module manufacturers, system integrators, project developers and distributors. Through our marketing efforts, we have developed a diverse customer base in various markets worldwide, including China, Germany, Japan, Italy, United Kingdom, the United States, Hong Kong, Australia, Singapore and Belgium. In 2012, 54.1% of our total revenues were generated from sales to customers outside China. We have also developed cooperative relationships with a number of leading Chinese independent power producers and leading Chinese utility companies, such as China Power Investment Corporation, China Guangdong Nuclear Solar Energy Development Co., Ltd. and China Three Gorges New Energy Corporation. In addition to selling solar power products, we also provide silicon wafer and solar cell processing services to certain customers to maximize the utilization of our manufacturing capacity.

We have grown rapidly since we began manufacturing solar power products in 2006. In 2010, 2011 and 2012, we sold 1.46 GW, 1.69 GW and 1.70 GW of solar power products, respectively. Our total revenues decreased from RMB11.8 billion in 2010 to RMB10.7 billion in 2011 and RMB6.7 billion (US$1.1 billion) in 2012 as worldwide solar market condition deteriorated, primarily due to a decline in the average selling price per watt of our solar power products.

The average selling price per watt of our PV cells decreased from RMB8.7 in 2010 to RMB5.7 in 2011 and RMB2.8 in 2012. We began selling solar modules in the fourth quarter of 2009 and the average selling price per watt of our PV modules decreased from RMB11.5 in 2010 to RMB8.9 in 2011 and RMB4.5 in 2012. We expect the prices of solar power products will continue to decline in the long run due to increased supplies, reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity. In an effort to deepen our downstream reach in the solar market value chain, we began to provide EPC services in the third quarter of 2011. Expanding our business reach into EPC services allows us to broaden our customer base and diversify our revenue stream.

Our Products and Services

We are primarily engaged in the design, development, manufacturing and sales of solar power products based on crystalline silicon technologies. We also derive a portion of our revenues through the provision of solar product processing services and EPC services for solar power projects.

Solar Cells

Solar cells are semiconductor devices that directly convert sunlight into electricity and are the most elementary component of a solar power system. Solar cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery.

We currently produce and sell a variety of monocrystalline and multicrystalline solar cells. In addition to conventional solar cells, we introduced a monocrystalline solar cells named “SECIUM” in 2010 and “MAPLE” in 2011. In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE technology. The Cypress series cells feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation.

Solar Modules

A solar module is an assembly of solar cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce both multicrystalline and monocrystalline solar modules ranging from 245W to 255W and from 260W to 275W, respectively, in power output, using our own high-quality solar cells. In 2012, solar modules constituted nearly 55% of our total shipments.

Silicon Wafers

Silicon wafers are the most important raw materials for producing solar cells, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. Currently, we produce multicrystalline silicon wafers with dimensions of 156*156mm and an average thickness of 180 microns and monocrystalline silicon wafers with dimension of 125*125mm and an average thickness of 185 microns.

Solar product processing

In order to maximize the effective utilization of our manufacturing capacity, we also provide solar product processing services to some of our customers. Depending on the arrangements with our customers, we may charge a fee for the processing services provided, or alternatively, we may purchase raw materials from our customers, such as polysilicon or silicon wafers, process these raw materials into solar cells or solar modules, and then sell these products back to our customers.

Engineering, Procurement and Construction Services (EPC Services)

We provide EPC services to independent power project developers and systems owners such as public utility companies. We also engage in solar power project development through our own project development business unit. Under the EPC arrangement and for our own development projects, we design the PV system, deploy our solar modules, procure the balance of system parts, construct the project system, and connect the system to the grid. Depending on customers’ needs and market opportunities, we may also provide any combination of EPC services within our capacities.

Manufacturing Capacity and Facilities

As of December 31, 2012, our manufacturing capacities for silicon wafers, solar cells and solar modules were 1.0 GW, 2.5 GW and 1.8 GW per annum, respectively.

All of our manufacturing facilities are located in China and are owned by us through our wholly-owned subsidiaries. Our solar cell manufacturing facilities are located in Ningjin, Hebei Province and Yangzhou, Jiangsu Province. Our solar module manufacturing facilities are located in Fengxian, Shanghai and Hefei, Anhui Province, and our silicon wafer manufacturing facilities are located in Lianyungang, Jiangsu Province and Sanhe, Hebei Province. The table below sets forth certain information regarding our current and planned manufacturing capacity in our various manufacturing facilities:

Product	Facilities location	Rated manufacturing capacity per annum in 2012 (in MW)	Rated manufacturing capacity per annum expected in 2013 (in MW)
Solar cell	Ningjin, Hebei	900	900
	Yangzhou, Jiangsu	1,600	1,600
	Total Rated Capacity	2,500	2,500
Solar module	Fengxian, Shanghai	1,300	1,300
	Hefei, Anhui	500	500
	Total Rated Capacity	1,800	1,800
Silicon wafer	Lianyungang, Jiangsu	500	500
	Sanhe, Hebei	500	500
	Total Rated Capacity	1,000	1,000

In February 2011, we entered into an investment agreement with the Management Committee of Hefei High-Tech Industrial Development Zone, or Hefei Committee, in relation to the establishment and development of the Hefei manufacturing center. Under this agreement, we agreed to develop an integrated solar power product manufacturing center in the Hefei High-Tech Industrial Development Zone, with a long-term target manufacturing capacity of 3.0 GW of solar power products, including silicon wafer, solar cells and solar modules. Our solar module manufacturing facility in Hefei has commenced operation in the second quarter of 2012.

As our business develops, we may introduce new manufacturing equipment with higher conversion efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. In the fourth quarter of 2012, we retired outdated production lines of solar cells and solar modules in each of our facilities in Ningjin, Hebei and Fengxian, Shanghai, each by 300 MW. We incurred impairment loss for property, plant and equipment of RMB397.8 million (US$63.8 million) in 2012, accounting for 5.9% of our total revenues. See “Item 3. Key Information—D. Risk Factors — Risks Related to our Business and Industry — Disposal of outdated production lines can result in an increased impairment on property, plant and equipment, which may have a negative impact on our results of operations.”

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

•                  Diffusion.  Next, through a thermal process, a negatively charged coating is applied to the positively charged raw wafers in a diffusion furnace. At the high furnace temperature, the phosphorous atoms diffuse into the wafer surface. As a result, the wafer now has two separate layers—a negatively charged layer on the surface and a positively charged layer below it.

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

Our production process with monocrystalline silicon wafers starts from producing monocrystalline ingots from polysilicon. After the ingots are inspected, monocrystalline ingots are squared by squaring machine. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. After inserting into frames, the wafers are cleaned to remove debris from the previous processes and then dried. Finally, the wafers are inspected for contaminants and then packed and transferred to our solar cell production facilities.

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

The prices of polysilicon have seen significant fluctuation over the years due to various factors. Historically, through the first half of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry, caused rapid escalation of polysilicon prices and an industry-wide silicon shortage. However, during the second half of 2008 and the first half of 2009, polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction. As the demand for solar power products significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of polysilicon went up in the second half of 2010. However, polysilicon prices substantially fell again during 2011 and 2012 due to an industry-wide oversupply. We expect prices of polysilicon continue to fluctuate in the near future.

We procure silicon raw materials through a combination of long-term supply contracts and spot market purchases. We anticipate to obtain silicon raw materials from the spot market to supplement supplies under our existing long-term supply contracts. The unit prices of silicon wafers and polysilicon under our long-term supply contracts were either fixed or fixed during an initial period of several months, after which, the prices would be determined by further negotiations. We have completed re-negotiations on various terms of our supply agreements with certain of our suppliers and are continuing to engage in discussions with our other various suppliers to re-adjust the pricing, prepayment, quantity, delivery and other terms of our existing supply agreements to better reflect current market conditions.

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

•                  Wacker. The supply agreements with Wacker are for polysilicon and have a delivery term from 2009 to 2016.

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

Quality Assurance and Certifications

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of product quality and compliance with the our internal production benchmarks. We have also received CE and TÜV certifications for all of our solar modules sold in Europe and UL certifications for all solar modules sold in the United States. As part of our effort to be a clear technology leader in the solar power industry, in December 2011, we entered into a strategic cooperative agreement with TÜV SÜD. With TÜV SÜD’s support, we will establish at our Fengxian facility a world-class testing center, which will be qualified to conduct IEC61215/613730 testing. As part of the process of establishing the center, TÜV SÜD has already awarded TMP (Testing at Manufacturers’ Premises) certification to our in-house laboratory, which is the sole TMP laboratory of TÜV SÜD worldwide in the PV industry. The TMP qualification will enable us to complete our product certification more quickly and will lead to improved cost efficiencies. In February 2012, we jointed Intertek’s “Satellite Program” to strengthen cooperation in the fields of quality, safety and ecology, the designation by Intertek as a “Satellite Program” certified laboratory is a professional recognition of our quality management system, and enables us to become more independent in controlling our product testing and certification processes, thereby significantly improving the product operating cycle and helping us further strengthen our leadership in product quality. In August 2012, JA Fengxian also obtained the accreditation of ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories from China National Accreditation Service for Conformity Assessment.

The following table sets forth the certifications we have received and major test standards our products and manufacturing processes have met:

Date	Certification and Test Standard	Relevant Product or Process
November 29, 2007	ISO 9001: 2008	JA Hebei’s quality management system in designing, manufacturing and sale of solar cells
November 29, 2007	ISO 14001: 2004	JA Hebei’s environmental management system in designing, manufacturing and sale of solar cells
November 29, 2007	OHSAS 18001: 2007	JA Hebei’s safety management system in designing, manufacturing and sale of solar cells
May 8, 2009	ISO 9001:2008	JA Yangzhou’s quality management system in designing, manufacturing and sale of solar cells
May 8, 2009	ISO 14001: 2004	JA Yangzhou’s environmental management system in designing, manufacturing and sale of solar cells
May 8, 2009	OHSAS 18001: 2007	JA Yangzhou’s safety management system in designing, manufacturing and sale of solar cells
April 28, 2009	ISO 9001:2008	JA Fengxian’s quality management system in designing, manufacturing and sale of solar modules
November 15, 2010	ISO 14001: 2004	JA Fengxian’s environmental management system in designing, manufacturing and sale of solar modules
November 15, 2010	OHSAS 18001: 2007	JA Fengxian’s safety management system in designing, manufacturing and sale of solar modules
July 25, 2011	ISO 9001:2008	JA Wafer R&D’s quality management system in designing, manufacturing and sale of solar wafers
July 25, 2011	ISO 14001: 2004	JA Wafer R&D’s environmental management system in designing, manufacturing and sale of solar cells
July 25, 2011	OHSAS 18001: 2007	JA Wafer R&D’s safety management system in designing, manufacturing and sale of solar cells
May 4, 2012	ISO 9001:2008	JA Hefei Technology’s quality management system in designing, manufacturing and sale of solar modules
May 4, 2012	ISO 14001: 2004	JA Hefei Technology’s environmental management system in designing, manufacturing and sale of solar modules
May 4, 2012	OHSAS 18001: 2007	JA Hefei Technology’s safety management system in designing, manufacturing and sale of solar modules

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

Markets and Customers

We sell our solar cell and module products primarily to module manufacturers, system integrators and project developers. We have developed a diverse customer base in various markets worldwide, including China, Germany, Japan, Italy, United Kingdoms, the United States, Hong Kong, Australia, Singapore and Belgium. We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally does not require collateral. We maintain an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer credit worthiness and current economic trends. We plan to continue to expand our direct sales both internationally and domestically as well as to establish long-term relationships with existing customers to develop a loyal customer base.

Historically, we sold a significant portion of our products to customers in China. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2010, 2011 and 2012, approximately 48.9%, 48.3% and 54.1% of our revenues were generated from customers outside China, respectively. No single customer accounted for more than 5% of our total net revenues for the year ended December 31, 2012.

The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2010	2011	2012
	(RMB in millions)
China	6,010	5,547	3,086
Outside China
Germany	2,127	2,111	1,266
Rest of the world	3,623	3,075	2,367
Total revenues	11,761	10,733	6,719

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

Seasonality

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products tend to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems. Demand from other countries, such as the China, Germany and the U.S., may also be subject to significant seasonality.

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of annual report, we had a total of 65 issued patents and 56 pending patent applications in China as well as one pending patent application in the United States.

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

In order to protect our reputation and brand, we currently maintain 12 trademark registrations in China, including the Chinese characters “晶澳” of our name and “JASolar.” We also maintain eight trademarks outside China.

We have not had any material intellectual property claims against us since our inception.

Competition

The solar power market is intensely competitive and rapidly evolving. As we build out our solar module and wafer manufacturing capacity to become more vertically integrated, we mainly compete with integrated manufacturers of solar power products such as Suntech Power Holdings Co., Ltd., Trina Solar Limited and Yingli Green Energy as well as specialized manufacturers of solar cells, such as Motech Industries Inc., Gintech Energy Corp., and Neo Solar Power Corp. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Some of our competitors have become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration for a longer period than we do. We expect to compete with future entrants to the PV market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new PV technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

On December 26, 2009, China revised its Renewable Energy Law, which originally became effective on January 1, 2006. The revised Renewable Energy Law became effective on April 1, 2010 and sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, solar PV systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

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

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar PV Technology in Building Construction, or the Interim Measures, to support the promotion of solar PV applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar PV technology. Under these Interim Measures, a subsidy of RMB20 per watt-peak, or wp, covering BIPV applications installed on or after March 23, 2009 was set for 2009.

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

On July 16, 2009, Ministry of Finance, Ministry of Science and Technology and National Energy Administration jointly published an announcement containing the guidelines for the Golden Sun Demonstration Program. Under the program, the PRC government will provide, up to 20 MW of PV projects per province, a 50% to 70% subsidy for the capital costs of PV systems and the relevant power transmission and distribution systems. The program further provides that each PV project must have a minimum capacity of 300 kWp with an operation period of not less than 20 years. On September 21, 2010, Ministry of Finance, Ministry of Science and Technology, National Energy Administration and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB4 per watt for on-grid PV projects, RMB6 per watt for BIPV projects and RMB10 per watt for off-grid PV projects in remote regions. On January 18,2012, Ministry of Finance, Ministry of Science and Technology and National Energy Administration released an announcement to clarify that the subsidies for on-grid PV projects offered by the PRC government were RMB8 per watt for the year of 2011, and RMB7 for the year of 2012. On November 7, 2012, General Offices of Ministry of Finance, Ministry of Science and Technology, Ministry of Housing and Urban-Rural Development and National Energy Administration jointly released an announcement on the applications of Golden Sun and BIPV Demonstration Program, which clarified that the subsidies for Golden Sun and common BIPV Demonstration Programs approved and completed on or before June 30, 2013 were RMB5.5 per watt, and the subsidies for highly-integrated BIPV projects of that were RMB7 per watt. The subsidies offered to off-grid PV projects and household systems in remote regions were RMB25 per watt and RMB18 per watt respectively.

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

In March 2011, the National People’s Congress approved the Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promote the development of renewable energy and enhance the competitiveness of the renewable energy industry. Accordingly, in January 2012, the Ministry of Industry and Information Technology, Ministry of Finance and the Ministry of Science and Technology promulgated the detailed Twelfth Five-Year Special Plans respectively regarding the new materials industry and the high-tech industrialization to support the development of the PRC solar power industry.

On July 24, 2011, the NDRC issued the Notice on Improvements to the Feed-in Tariff Policy for On-grid Solar Power Generation to provide a unified national standard tariff price for solar power generation. Pursuant to this notice, non-tendered projects are required to implement the unified national standard tariff price, while tendered projects are required to implement the tender price not higher than the national standard unified tariff price. The NDRC indicates that it will adjust the national standard tariff price in the future based on changes in investment costs and technical progress, among other factors. According to this notice, the national standard tariff price will bolster the adoption of the PV applications in China and benefit the solar power industry. The implementation rules for this notice have not been issued yet.

On January 18, 2012, Ministry of Science and Technology and National Energy Administration reintroduced the Golden Sun Demonstration Projects preliminary plan. On April 28, 2012, Ministry of Science and Technology and National Energy Administration finalized the plan, which would provide approved projects with a subsidy of RMB5.5 per watt.  The plan authorized the projects for 2012 with a total manufacturing capacity of 1,709 MW.

On March 14, 2012, Ministry of Finance, the NDRC and National Energy Administration jointly issued Interim Measures on Administration of Additional Subsidy for Renewable Energy Electricity Price, which provides details regarding the subsidies for grid connection fees and project operation fees.

On July 7, 2012, National Energy Administration  issued The Twelfth Five-Year Plan of Solar Energy Development, targeting to achieve 21 GW solar energy installation with an annual electricity generation of 25 billion kWh by the end of 2015. Both distributed PV solar capacity and grid-connected capacity will reach 10 GW. The Plan also sets the target to achieve 50 GW of the total solar installation by 2020.

On September 14, 2012, National Energy Administration  issued Distributed Power Generation Demonstration Area Notice, requiring establishing the PV demonstration area in certain cities.  Each city shall not support more than three projects and the maximum capacity shall not exceed 500 MW.

On October 26, 2012, State Grid Corporation announced a distributed generation grid connection policy to provide convenience for solar power station projects with single connection point less than 6 MW and voltage under 10 kV by simplifying the application procedures and increasing service efficiency.

On January 1, 2013, the State Council released an announcement in connection with The Twelfth Five-Year Plan of Energy Development, targeting to reach an annual solar power generation of 21 GW with an annual growth rate of 89.5% by 2015. The announcement also requires establishment of 1,000 solar energy demonstration villages by 2015.

On February 16, 2013, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item.

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

Restrictions on Foreign Businesses and Investments

The principal regulation governing foreign ownership of solar PV businesses in China is the Catalogue of Industries for Guiding Foreign Investment, updated and effective as of January 30, 2012. Under this regulation, the solar PV business is listed as an industry where foreign investments are encouraged. Encouraged foreign investment companies are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•                  Wholly Foreign-Owned Enterprise Law of 2001, as amended; and

•                  Wholly Foreign-Owned Enterprise Law Implementation Rules of 2001, as amended.

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

In addition, certain types of agreements between competitors are forbidden by law if such an agreement eliminates or restricts competition. These agreements include price fixing, output or sales restrictions, market sharing, restrictions on the purchases of new technology or facilities, and collective boycotts. In the case of vertical agreements between parties at different levels of the supply chain, fixing resale prices and restricting minimum resale prices are forbidden unless an exemption applies.

Combinations resulting in fair competition are encouraged in the AML. However, it is an infringement when a company with a “dominant market position” abuses its power by taking actions that restrict or eliminate competition. Behaviors that may be considered as an abuse of power include selling goods at unfairly high or low prices, selling goods below cost without a justified reason, refusing to deal with another party without justified reasons, requiring another party to trade exclusively without justified reasons, certain tying arrangements, and unjustified discriminatory pricing. The NDRC further clarified the scope of the aforementioned behaviors by promulgating Provisions against Price Fixing on December 20, 2010, which came into effect on February 1, 2011. The abovementioned regulations make it possible that our mergers and acquisitions in the PRC will be subject to review by PRC government authorities.

Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments shall be repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from SAFE, unless otherwise provided.

In addition, another notice issued by SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

C.                          ORGANIZATIONAL STRUCTURE

For a description of our organizational structure, See “Item 4. Information on the Company—A. History and Development of the Company.”

D.                          PROPERTY, PLANTS AND EQUIPMENT

We own our principal executive office building (approximately 12,695 square meters) located in Zhabei, Shanghai, which has been mortgaged to secure a long-term bank loan. In addition, we own and lease factory and office space in various locations around the world in connection with our operations. We believe that our existing facilities, together with the facilities under construction and to be constructed under our current plans, are adequate for our current requirements. The following table sets forth a summary of our material properties as of December 31, 2012:

Location	Space (in square meters)	Usage of Property	Owned or Leased	Encumbrance
Ningjin, Hebei	106,582	Factory	Leased	None
Yangzhou, Jiangsu	466,200	Factory and R&D center	Owned	None
Fengxian, Shanghai	204,262	Factory	Owned	None
Lianyungang, Jiangsu	219,909	Factory and R&D center	Owned	None
Hefei, Anhui	379,616	Factory	Owned	None
Sanhe, Hebei	104,740	Factory	Leased	None

See also “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity and Facilities.”

Environmental Matters

As we use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities, we are required by PRC law to obtain pollutant discharging permits and undergo government-administered safety examinations with respect to our production facilities. So far, we have not been assessed any penalties for any non-compliance with PRC environmental law and regulations. However, if we fail to comply with such laws and regulations in the future, we may be required to pay fines, suspend production or cease operation. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could restrict our utilization of our properties and facilities, subject us to potentially significant monetary damages and fines or suspensions in our business operations.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations are based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. We caution you that our business and financial performance are subject to substantial risks and uncertainties.  Our actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.                          OPERATING RESULTS

Overview

We are a leading manufacturers of high-performance solar power products based in China.  We conduct our business primarily through our wholly-owned subsidiaries in China, and operate and manage our business as a single segment. We commenced our business through JA Hebei in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA Hebei transferred their equity interests in JA Hebei to JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

We derive revenues primarily from sales of solar cell and module products to module manufacturers, system integrator, project developers and distributors. For the year ended December 31, 2012, our total revenues and net loss were RMB6.7 billion (US$1.1 billion) and RMB1.7 billion (US$266.8 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

•                  Industry Demand.  Demand for solar power products is critical to our business and revenue growth. Our business and revenue growth were closely related to industry demand as well as our ability to retain existing customers and attract new customers. Global industry demand experienced a sharp decline from the second half of 2008 to the third quarter of 2009 due to unfavorable economic conditions globally, coupled with increased manufacturing capacity and decreased prices of solar power products. Although solar power industry demand has progressively revived since the fourth quarter of 2009 and throughout the course of 2010 in our key markets, as well as other national economies, the European sovereign debt crisis since 2011 as well as reductions in feed-in tariff in various European countries have again impeded the growth in these markets. In September and November 2012, the European Commission launched the anti-dumping and countervailing proceedings concerning imported crystalline silicon PV modules and key components (i.e., cells and wafers) originating from the PRC. We submitted an anti-dumping investigation questionnaire to the European Commission in November 2012 and has assisted the European Commission in completing the data verification procedures for such questionnairebefore January 2013. If the European Commission determines that solar products originating from the PRC would be subject to anti-dumping and countervailing duties, our sales to the European market may be materially and adversely affected. The demand in the U.S. market for solar power products manufactured in China was also substantially restrained by the anti-dumping and countervailing duty investigation initiated by the U.S. DOC and ITC in October 2011. The U.S. DOC and the ITC ruled in their final orders that crystalline silicon PV cells produced in China, whether or not assembled into modules, as well as modules assembled from those cells that are exported to the U.S., would be subject to anti-dumping and countervailing duties; and we are subject to an average effective net rate of 29.18%, comprised of a net anti-dumping duty margin of 13.94% and a subsidy rate of 15.24%. We expect that our sales to the U.S. market would be materially and adversely affected. In view of the foregoing, the growth prospects still have a great level of uncertainty and trade policy change can occur unexpectedly, which could temporarily lead to fluctuations in industry demand for solar power products including ours.

•                  Government Subsidies and Economic Incentives. The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power substantially exceeds the cost of electricity generated from conventional or non-renewable sources of energy. Various governments such as those of Germany, Spain, Italy, Greece, Canada, the United States, China and Japan have used different policy initiatives, such as capital cost rebates, feed-in tariffs, tax credits, net metering, to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, Germany, our largest overseas solar power products market in 2012, has continued to cut back feed-in tariffs since 2010, after installations in the market exceeded government expectation in 2009 and in the following years. Spain was the largest PV market in the world in 2008, but the introduction of various legislations to the PV industry has significantly reduced the market size in Spain. Several other countries, including France, Greece and Belgium, have continued to reduce their feed-in tariffs as well as other incentive measures in 2011 and 2012. Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in our major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Spain and other countries, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels. Our sales of solar modules and offering of EPC services in China are expected to benefit from the recently promulgated PRC laws, regulations and government policies regarding solar energy and other renewable energy, such as Golden Sun Demonstration Program, Notice on Improvements to the Feed-in Tariff Policy for On-grid Solar Power Generation, which are intended to provide incentives or otherwise encourage the development of the solar or other renewable energy sector in China.

•                  Capacity Utilization.  Our silicon wafer manufacturing capacity increased from 300 MW in 2010 to 1.0 GW in 2011 and remained stable at 1.0 GW in 2012. Our solar cell manufacturing capacity increased from 2.1 GW in 2010 to 2.8 GW in 2011, but decreased to 2.5 GW in 2012. Our solar module manufacturing capacity increased from 500 MW in 2010 to 1.2 GW in 2011 and to 1.8 GW in 2012. We intend to maintain our annual manufacturing capacity for silicon wafers, solar cells and solar modules at 1.0 GW, 2.5 GW and 1.8 GW in 2013, respectively. As our business develops, we may introduce new manufacturing equipment with higher production efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. In the fourth quarter of 2012, we reduced manufacturing capacity in each of our facilities in Ningjin, Hebei and Fengxian, Shanghai, by retiring the outdated production lines of solar cells and solar modules, each by 300 MW. Our ability to achieve satisfactory utilization rates will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

•                  Pricing of Our Solar Power Products.  The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. The average selling price of our solar cells declined from approximately RMB8.7 per watt in 2010 to RMB5.7 per watt in 2011 and to RMB2.8 per watt in 2012, primarily due to an industry-wide oversupply. The average selling price of our solar module products also declined from RMB11.5 per watt in 2010 to RMB8.9 per watt in 2011 and to RMB4.5 in 2012, primarily due to an industry-wide oversupply. We expect the prices of solar power products, including our own products, will continue to decline over time due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity.

•                  Changing Product Mix.  We began vertically integrating our business by expanding our production capabilities to manufacture both upstream silicon wafers and downstream solar modules in the fourth quarter of 2009. In addition, expansion to downstream solar module production has changed our product mix. Each of solar cells and solar modules represents a separate stage of the solar power production chain, with each involving different production processes, costs and selling prices. Prior to 2010, our sales consisted almost entirely of solar cells. By the end of December 31, 2012, the sale of solar modules, including solar modules tooling, has accounted for 55% of our total shipments and 62% of our total revenues, respectively. We expect that our operating results for future periods will continue to be influenced by the change of our product mix.

•                  Price of Silicon Wafers and Related Raw Materials.  The success of our business and our growth strategy depends heavily on acquiring a supply of polysilicon and silicon wafers at commercially reasonable prices and terms that is consistent with our existing and planned manufacturing capacity. We have entered into prepaid long-term supply contracts with suppliers, including Jinglong Group, GCL and OCI. In some instances, these agreements provide for fixed pricing, substantial prepayment obligations and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. We also purchase silicon wafer and polysilicon from the spot market to supplement supplies under our existing long-term supply contracts. The availability and pricing of silicon wafers and polysilicon will affect results of operations.

•                  Technology Improvement.  The advancement of manufacturing technologies is important in increasing the conversion efficiency of solar cells and reducing the production costs of solar power products. Higher conversion efficiency, together with low price per watt, generally leads to higher revenues from sales of solar power products. As a result, solar power products manufacturing companies, including us, are continuously developing advanced process technologies to improve the conversion efficiency of solar cells while reducing costs to maintain and improve profit margins.

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

•                  For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, including circumstances where the customers retain a portion of the full contract price as retainage after a specific period, we defer the recognition of revenue until the aforementioned criterion is met, which is generally upon receipt of payment.

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

Revenue recognition for engineering, procurement and construction services

We recognize revenue using the percentage of completion method for systems integration projects for which the Group provides EPC services under the EPC contracts. We estimate our revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. We use this method because management considers costs incurred to be the best available measure of progress on these contracts and management believes it has the ability to reasonably estimate and track costs. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. No contract losses were recorded in the years ended December 31, 2010, 2011 and 2012.

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

Allowance for doubtful accounts.  Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. We had an allowance for doubtful account balance of RMB7.0 million, RMB32.6 million and RMB190.0 million (US$30.5 million) as of December 31, 2010, 2011 and 2012. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

Short-term and long-term advances to suppliers.  We provide short-term and long-term advances to secure our raw material needs, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will seek to recover our advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return our advances. We had a provision balance of RMB87.9 million, RMB94.2 million and RMB158.5 million (US$25.4 million) for potential losses against supplier advances as of December 31, 2010, 2011 and 2012. If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required.  Recoveries of the allowance for advances to supplier are recognized when they are received. We classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and our ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers. In the year ended December 31, 2012, an impairment provision of RMB96.5 million (US$15.5 million) was provided against prepayment made to M.SETEK, historically one of our major suppliers.

Inventories.  Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory provisons may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. As of December 31, 2011 and 2012, the provision balance for inventories was RMB223.3 million and RMB141.3million (US$22.7 million), respectively.

In addition, we analyze our purchase commitments, which primarily consist of long-term fixed price polysilicon purchase agreements, at each period end.  Provision, if any, is made in the current period if the anticipated inventories cost from future execution of such purchase agreements is in excess of market value. There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2010, 2011 and 2012.

Impairment of long-lived assets.  We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.  For the years ended December 31, 2010, 2011 and 2012, inventories were written down by RMB182.7 million, RMB386.6 million and RMB171.2 million (US$27.5 million), respectively, to reflect the lower of cost or market.

Additionally, in the year ended December 31, 2012, we recorded long-lived asset impairment of RMB 147.1 million (US$23.6 million) related to the retirement of outdated production lines of solar cells and solar modules in each of our facilities in Ningjin, Hebei and Fengxian, Shanghai.

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.  For the stock options granted in the years ended December 31, 2010, 2011 and 2012 we used the forfeiture rate of 7.70%, 9.79% and 9.82%, respectively.

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

Income taxes.

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We recorded valuation allowances to reduce our net deferred tax assets and the balance of such valuation allowance was RMB76.2 million, RMB202.2 million and RMB576.5 million (US$92.5 million) as of December 31, 2010, 2011 and 2012, respectively.

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations. In the years ended December 31, 2010, 2011 and 2012, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

Investments.

We account for short-term investments in accordance with ASC 320, Investments-Debt and Equity Securities. We classify short-term investments in debt and equity securities as “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in investment income. We do not have short-term investments as of December 31, 2011 and 2012.

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

We review our investment in the joint venture to determine whether a decline in fair value below the carrying value is other- than-temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below our carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, changes in valuation subsequent to the balance sheet date and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. We recorded an impairment loss of RMB38.0 million (US$6.1 million) on our investment in the joint venture for the year ended December 31, 2012.

Business combination

We account for business combinations under the acquisition method in accordance with ASC 805, Business Combinations. We measure consideration transferred as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. We expense the costs directly attributable to the acquisition as incurred. We measure identifiable assets, liabilities and contingent liabilities acquired or assumed separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. We record the excess of the (i) the fair value of consideration transferred fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquire is less than the fair value of the net assets of the entity acquired, we recognize the difference, a bargain purchase, as a gain directly in the statements of operations and other comprehensive income/(loss) upon obtaining controlling interests. For business combinations in which we obtain controlling interests through several acquisitions, the acquirer shall remeasure its previously held equity interests in the acquiree at its fair value on the acquisition date and recognize the resulting gain or loss, if any, in earnings.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment.  The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. (See also “Notes to Consolidated Financial Statements—3.  Acquisition of Solar Silicon Valley.)

In November 2011, we completed the acquisition of Solar Silicon Valley at the consideration of RMB359.0 million, while the estimated fair value of Solar Silicon Valley’s net assets acquired was RMB546.4 million. We recorded the excess of the fair value of net assets of Solar Silicon Valley, over the total purchase consideration, amounting to RMB187.4 million as other income for the year ended December 31, 2011.

Accounting for share lending arrangement and discontinued operation

On January 1, 2010, we adopted ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. In the fall of 2008, the Lehman Entities entered into insolvency proceedings in various countries. As a result, we recognized an expense of RMB 469.0 million, which equaled to the then fair value of the 1,312,552 ADSs lent to the Lehman Entities, net of the fair value of probable recoveries, with an offset to additional paid-in capital. Probable recoveries were estimated as nil then in 2008.

In June 2012, we entered into a Claims Determination Deed with Lehman Brothers International (Europe ) Limited, or LBIE, admitting the claim, or Claim, against LBIE as a general unsecured claim which qualifies for dividends from LBIE for an amount of GBP 38.2 million (US$61.0 million). On June 29, 2012, we entered into an agreement through private negotiation with a carefully selected group of claims purchasers to sell certain rights pertaining to the Claim and all rights to receive distribution payments from LBIE in exchange for cash consideration of GBP 37.1 million (US$59.3 million). As required under the claim transfer procedures, the joint administrators of LBIE have acknowledged the sale of the Claim to the purchaser on August 9, 2012. There is no recourse from the purchaser to us if the Claim is not satisfied in full by LBIE. A gain of RMB369.2 million (US$59.3 million) was recorded as other income in the consolidated statements of operations and comprehensive income/(loss).

See also “Notes to Consolidated Financial Statements—16.  Senior Convertible Notes.

In December, 2010, we decided to discontinue the PV power plant business. Consequently, the results of the Korean business for all periods presented were reclassified to income/(loss) from discontinued operations, net of tax in accordance with ASC 205, Presentation of Financial Statements.

Revenues

Our revenues for the years ended December 31, 2010, 2011 and 2012 and as a percentage of our total revenues over the same period are as follows:

	Year ended December 31,
	2010		2011		2012
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Solar modules to third parties	2,511	21.3%	3,709	34.6%	4,044	60.2%
Solar cells and other products to third parties	8,024	68.2%	6,151	57.3%	2,106	31.3%
Solar cells and other products to related parties	160	1.4%	72	0.7%	251	3.8%
Engineering, procurement and construction to third parties	—	—	147	1.4%	136	2.0%
Solar product processing to third parties	1,066	9.1%	654	6.0%	182	2.7%
Total Revenues	11,761	100.0%	10,733	100.0%	6,719	100.0%

We derive revenues primarily from the sale of solar cell and module products to module manufacturers, system integrators, project developers and distributors. We have increased the number of our overseas customers and expanded our overall customer base since 2007. For the years ended December 31, 2010, 2011 and 2012, approximately 48.9%, 48.3% and 54.1% of our total sales were to customers outside China, respectively. For the years ended December 31, 2010, 2011 and 2012, sales to our largest customer represented approximately 7.5%, 7.3% and 4.8% of our total revenues, respectively; and sales to our three largest customers represented approximately 19.4%, 19.4% and 12.9% of our total revenues, respectively. Our three largest customers were all unrelated third parties. Sales to our top ten customers accounted for approximately 49.8%, 40.4% and 27.7% of total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

We sold approximately 715.5 MW of solar cells in 2012, compared to approximately 1.08 GW in 2011. The decrease of sales volume was due to change of our product mix to produce more solar modules. The average selling price of our solar cell products declined from RMB5.7 per watt in 2011 to RMB2.8 per watt in 2012 due to an industry-wide oversupply. We expect the prices of solar cell products, including our own products, to continue to decline over time due to increased supplies, reduced manufacturing costs from improving technology and economies of scale and industry pursuit to grid cost parity with traditional forms of electricity.

For the year ended December 31, 2012, our revenues from sales of solar modules amounted to approximately RMB4.0 billion (US$649.0 million), or 60.2% of our total revenues. We sold approximately 890.0 MW of solar modules in 2012, compared to 426.9 MW in 2011. The increase of sales of solar modules was primarily due to the change of our transition to focus more on solar modules. We accrued 1.0% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and separately accrued specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment and include that amount in our cost of revenues. Because we have limited warranty claims to date, we accrue the estimated costs of warranties based primarily on our own history, industry data and an assessment of our competitors’ accrual history.

For the year ended December 31, 2012, our revenues included revenues from engineering, procurement and construction services, which amounted to approximately RMB135.8 million (US$21.8 million), or 2.0% of our total revenues. We provide engineering, procurement and construction services to Chinese project owners, most of whom are utility companies and independent power generators.

For the year ended December 31, 2012, our revenues also included revenues from solar product processing services of 96.6MW, which amounted to approximately RMB182.6 million (US$29.3 million), or 2.7% of our total revenues. We provide solar production processing services to customers who have their own raw material supplies, including polysilicon and wafers. We provide solar product processing services to customers mainly to utilize our excess production capacities when our polysilicon or wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities.

Cost of Revenues

Our cost of revenues primarily consists of costs related to solar modules, solar cells and other products, EPC and solar products processing. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total revenues:

	Year ended December 31,
	2010		2011		2012
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Cost of Revenues
Solar modules	2,222	18.9%	3,428	31.9%	4,029	60.0%
Solar cells and other products	6,485	55.1%	6,243	58.2%	2,476	36.9%
Engineering, procurement and construction	—	—	108	1.0%	85	1.3%
Solar products processing	508	4.3%	493	4.6%	183	2.6%
Total cost of revenues	9,214	78.3%	10,272	95.7%	6,773	100.8%

Solar modules.  We expanded to solar module business in the fourth quarter of 2009. For the years ended December 31, 2010, 2011 and 2012, our cost of revenues for solar modules accounted for 18.9%, 31.9% and 60.0% of our total revenues, respectively. The increase in costs of solar modules in absolute amounts and as a percentage of our total revenues from 2010 to 2012 is primarily due to an increase in the production of solar modules.

Solar cells and other products.  For the years ended December 31, 2010, 2011 and 2012, cost of solar cells and other products accounted for 55.1%, 58.2% and 36.9% of our total revenues, respectively. The decrease in the cost of solar cell and other product in absolute amounts and as a percentage of our total revenues from 2011 to 2012 is primarily due to an increase in the production of solar modules in our product mix as well as a decrease in the price of silicon wafer as we transitioned from a solar cell manufacturer to an integrated solar power products manufacturer.

Engineering, procurement and construction.  We started providing EPC services in the third quarter of 2011.  For the years ended December 31, 2011 and 2012, the cost of revenues for our EPC services decreased from RMB108 million in 2011 to RMB85 million (US$13.6 million) in 2012, due to decrease in the scale of the projects commenced and completed in 2012.  As a percentage of our total revenues, the cost of revenues for our EPC services accounted for 1.0% and 1.3% for the years ended December 31, 2011 and 2012, respectively.

Solar products processing.  For the years ended December 31, 2010, 2011 and 2012, cost of revenues for our solar products processing services accounted for 4.3%, 4.6% and 2.6% of our total cost of revenues, respectively. The decrease in the cost of solar products processing in absolute amounts and as a percentage of our total revenues from 2011 to 2012 is primarily due to the decrease of our solar products processing services provided as a result of the shift of our focus to solar modules sale.

Operating Expenses

Our operating expenses consist of selling, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses and each of them as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,
	2010		2011		2012
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Operation Expenses
Selling, general and administrative expenses	458	4.0%	510	4.8%	902	13.4%
Research and development expenses	64	0.5%	69	0.6%	86	1.3%
Impairment loss for property, plant and equipment	47	0.4%	303	2.8%	398	5.9%
Total operating expenses	569	4.9%	882	8.2%	1,386	20.6%

Selling, general and administrative expenses.  Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, share-based compensation, bad debt provision, impairment provision against advance payments made to suppliers, freight expenses, business travel expenses and professional services expenses. Our selling, general and administrative expenses accounted for 4.0%, 4.8% and 13.4% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base in China and abroad.

In 2010 and 2012, we granted options to purchase 1,650,000 and 2,207,000 ordinary shares, respectively, to a number of our directors, employees and consultants. No option grants were made in 2011. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.” Our share-based compensation expenses relating to our option grants and stock awards have had a material and adverse effect on our reported earnings for the years ended December 31, 2010, 2011 and 2012. We recognized a share-based compensation charge of RMB71.8 million, RMB45.3 million and RMB33.2 million (US$5.3 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The above charges are net of forfeiture reversal amounts of RMB4.2 million, RMB0.5 million and RMB-1.5 million (US$-0.2 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Share-based compensation expenses are amortized over the vesting period of these options ranging from two to four years starting from the grant date.

Research and development expenses.  Research and development expenses primarily consist of research materials, compensation and benefits for research and development personnel. Research and development expenses are expensed when incurred. Our research and development expenses accounted for 0.5%, 0.6% and 1.3% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We believe that research and development is critical to the success of our business. We intend to focus on innovation of our manufacturing technology as well as imposing stringent measures to maintain a competitive cost structure.

Impairment loss for property, plant and equipment.  Our operating expenses in 2012 included the impairment loss for property, plant and equipment related to wafer, solar cell and solar module facilities, which amounted to RMB397.8 million (US$63.8 million), accounting for 5.9% of our total revenues.

Interest (Income) Expense, net

We generated interest income of RMB12.8 million, RMB25.8 million and RMB36.2 million (US$5.8 million) and incurred interest expense of RMB221.2 million, RMB373.7 million and RMB489.3 million (US$78.5 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Our net interest expense in 2010, 2011 and 2012 was primarily the interest related to the 2008 Senior Notes and our short-term and long-term bank borrowings. The interest expense recognized for interest payable to the 2008 Senior Notes holders was RMB67.9 million, RMB66.0 million and RMB56.9 million (US$9.1 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB95.5 million, RMB104.2 million and RMB96.5 million (US$15.5 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB20.8 million, and RMB27.3 million and RMB29.5 million (US$4.7 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Other interest expenses were RMB37.0 million, RMB176.2 million and RMB306.4 million (US$49.2 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The increase in other interest expenses is consistent with the increase in bank borrowings.

Foreign Exchange Gain (Loss)

We incurred foreign exchange losses of RMB74.4 million, RMB69.0 million and RMB24.5 million (US$3.9 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The exchange losses were incurred because a significant portion of our monetary assets and liabilities are denominated in US dollars and Euros, which depreciated in 2011 and 2012 relative to the RMB.  Fluctuations in currency exchange rates may continue to have a significant effect on our financial results as we continue to grow our sales to markets outside China.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Pronounced Accounting Standards

In May 2011 the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. The new guidance was adopted effective January 1, 2012, the adoption had no significant impact on the Group’s financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220) — Presentation of Comprehensive Income”. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the unaudited condensed statement of changes in shareholder’s equity. Instead, it requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance was adopted effective January 1, 2012, the adoption had no material impact on the Group’s financial statements.

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

In July 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies an option to first assess qualitative factors to determine whether the existence of events and circumstances indicate it is more-likely-than-not that an indefinite-lived intangible asset is impaired. If based on its qualitative assessment, a company concludes that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of this accounting standard in the first quarter of 2013 to have an impact on the Group’s financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this Update beginning on January 1, 2013 is not expected to have a material impact on the Company’s consolidated financial statements.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2010		2011		2012
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	%
Income Statement and Comprehensive Income/(Loss) Data:
Total Revenues	11,761	100.0%	10,733	100.0%	6,719	100.0%
China	6,010	51.1%	5,547	51.7%	3,086	45.9%
Outside China	5,750	48.9%	5,186	48.3%	3,633	54.1%
Cost of revenues	(9,214)	(78.3)%	(10,272)	(95.7)%	(6,773)	(100.8)%
Gross profit/(loss)	2,546	21.7%	461	4.3%	(54)	(0.8)%

Operating expenses	(569)	(4.9)%	(882)	(8.2)%	(1,386)	(20.6)%
Selling, general and administrative expenses	(458)	(4.0)%	(510)	(4.8)%	(902)	(13.4)%
Research and development expenses	(64)	(0.5)%	(69)	(0.6)%	(86)	(1.3)%
Impairment loss for property, plant and equipment	(47)	(0.4)%	(303)	(2.8)%	(398)	(5.9)%

Income/(loss) from continuing operations	1,978	16.8%	(421)	(3.9)%	(1,440)	(21.4)%
Change in fair value of derivatives	(75)	0.6%	(85)	0.8%	9	0.1%
Convertible notes buyback gain/(loss)	—	—	4	0.0%	(8)	(0.1)%
Interest expense	(221)	(1.9)%	(374)	(3.5)%	(489)	(7.3)%
Interest income.	13	0.1%	26	0.2%	36	0.5%
Foreign exchange loss	(74)	(0.6)%	(69)	(0.6)%	(25)	(0.4)%
Loss for equity investment in a joint venture	—	—	(2)	(0.0)%	(43)	(0.6)%
Other income	259	2.2%	236	2.2%	399	6.0%
Income/(loss) from continuing operations before income taxes	2,028	17.2%	(514)	(4.8)%	(1,561)	(23.2)%
Income tax expenses	(253)	(2.1)%	(58)	(0.5)%	(101)	(1.5)%
Net income/(loss)	1,775	15.1%	(572)	(5.3)%	(1,662)	(24.7)%
Income/(loss) from discontinued operations, net of tax	(20)	(0.2)%	8	0.1%	—	—
Net income/(loss)	1,755	14.9%	(564)	(5.2)%	(1,662)	(24.7)%

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Total revenues. Our total revenues decreased from RMB10.7 billion in 2011 to RMB6.7 billion (US$1.1 billion) in 2012. The decrease was primarily due to a decline in the average selling price per watt of our solar power products and severe market condition, intense competition and industry-wide oversupply. The average selling price per watt of our PV cells decreased from RMB5.7 in 2011 to RMB2.8 in 2012. The average selling price per watt of our PV modules decreased from RMB8.7 in 2011 to RMB4.5 in 2012. Our total shipments increased slightly from 1.69 GW in 2011 to 1.7 GW in 2012. We started to consolidate the financial results of Solar Silicon Valley since December 1, 2011. Our total revenues from sales in China decreased from RMB5.5 billion in 2011 to RMB3.1 billion (US$495.4 million) in 2012, which was primarily due to a decrease in average selling price of products sold in China as well as our transition to focus less on solar cells, which are more likely to be sold outside China. Our total revenues from sales outside China decreased from RMB5.2 billion to RMB3.6 billion (US$583.0 million) as a result of a decrease in average selling price of products sold outside China.  Our revenues from sales in China, as a percentage of our total revenues, decreased from 51.7% in the 2011 to 45.9% in 2012, and our revenues from sales outside China, as a percentage of our total revenues, increased from 48.3% to 54.1% in 2012.  This reflected our transition to focus more on solar modules, which are more likely to be sold to customers outside of China. In 2012, Germany remained our largest overseas market, where we derived 18.8% of our total revenues in 2012.

Cost of revenues. Our cost of revenues decreased from RMB10.3 billion in 2011 to RMB6.8 billion (US$1.1 billion) in 2012. The decrease in our cost of revenues was primarily due to a decrease in the unit price of raw materials and processing cost.

Gross profit/(loss).  We had a gross profit of RMB461.3 million in 2011 and a negative gross profit of RMB54.4 million (US$8.7 million) as a result of the decline in the average selling price of our solar power products due to an industry-wide oversupply.

Total operating expenses. Our total operating expenses increased from RM881.8 million in 2011 to RMB1.4 billion (US$222.4 million) in 2012. The increase in our total operating expenses was primarily due to an increase in long-lives assets impairment loss and an increase in selling, general and administrative expenses. Total operating expenses as a percentage of our total revenue increased from 8.2% in 2011 to 20.6% in 2012.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses increased from RMB509.8 million in 2011 to RMB901.6 million (US$144.7 million) in 2012, and as the percentage of our total revenues increased from 4.8% in 2011 to 13.4% in 2012. The increase in our selling, general and administrative expenses was primarily due to an increase in selling and marketing expenses of RMB122.0 million (US$19.6 million) as a result of geographical diversification of our solar module sales in 2012 of RMB122.0 million, an increase in bad debt provision of RMB160.8 million (US$ 25.8 million) as a result of financial difficulties of a few customers, impairment provision against advance payments made to suppliers of RMB58.0 million (US$ 9.3 million) as a result of an impairment provision against prepayment made to M.SETEK, and an increase in salary and benefit expenses of RMB55.2 million (US$ 8.9 million) as a result of an increase in headcount in 2012. The selling expenses increased as we continue to explore new overseas market, such as Japan. The per unit freight expense also increased as we shipped a greater proportion of solar modules in our product mix. Increased selling, general and administrative expenses in 2012 also reflected the impact related to our acquisition of Solar Silicon Valley in November 2011.

•                  Research and development expenses. Our research and development expenses increased from RMB68.9 million in 2011 to RMB86.4 million (US$13.9 million) in 2012 and as a percentage of our total revenues increased from 0.6% in 2011 to 1.3% in 2012. The increase in our research and development expenses was due primarily to greater research and development activities undertaken by us.

•                  Impairment loss for property, plant and equipment. We incurred impairment loss for property, plant and equipment in relation to our multicrystalline wafer manufacturing facility in Lianyungang, Jiangsu Province, which amounted to RMB250.7 million (US$40.2 million); and retirement of outdated production lines in each of our facilities in Ningjin, Hebei and Fengxian, Shanghai, which amounted to RMB147.1 million (US$23.6 million) in total.

Change in fair value of derivatives. Our changes in fair value of derivatives changed from a loss of RMB84.9 million in 2011 to a gain of RMB9.3 million (US$1.5 million) in 2012. The change reflects fair value changes is associated with our derivative assets and liabilities for the years ended December 31, 2011 and 2012, respectively, in particular our embedded derivatives in association with the 2008 Senior Notes, the value of which is a combined result of change in share price, volatility, expected term to maturity, risk-free rate and credit spread, etc.

Convertible notes buyback gain/(loss).  Our convertible notes buyback gain/(loss) changed from a gain of RMB 4.3 million in 2011 to a loss of RMB 8.5 million (US$1.4 million) in 2012, primarily due to an increase in the market price.

Interest expenses. We incurred net interest expenses of RMB347.9 million and RMB453.1 million (US$72.7 million) in 2011 and 2012, respectively. Our interest expenses were primarily related to our 4.5% senior convertible notes maturing on May 15, 2013, or the 2008 Senior Notes, and our short-term and long-term bank borrowings. The interest expense recognized for interest payable to the 2008 Senior Notes holders was RMB66.0 million and RMB56.9 million (US$9.1 million) in 2011 and 2012, respectively. The interest expenses recognized for accretion to the redemption value of the 2008 Senior Notes were RMB104.2 million and RMB96.5 million (US$15.5 million) in 2011 and 2012, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 27.3 million and RMB29.5 million (US$4.7 million) for the years ended December 31, 2011 and 2012, respectively. Other interest expenses were RMB176.2 million and RMB306.4 million (US$49.2 million) in 2011 and 2012, respectively. The increase in other interest expenses was primarily due to an increase in total bank borrowings. The interest income incurred in 2011 and 2012 were RMB25.8 million and RMB36.2 million (US$5.8 million), respectively.

Foreign exchange loss.  Our foreign exchange loss decreased from RMB69.0 million in 2011 to RMB 24.5 million (US$3.9 million) in 2012, primarily due to the continuing depreciation of the U.S. dollar and Euro against Renminbi in 2012.

Other income. Our other income, net increased from RMB235.7 million in 2011 to RMB398.9 million (US$64.0 million) in 2012 primarily due to a one-time gain of RMB369.2 million (US$59.3 million) from sales proceeds of certain rights pertaining to a claim against LBIE, originating from an ADS lending agreement between us and LBIE, dated May 13, 2008.

Income tax expenses. We incurred income tax expenses of RMB57.8 million and RMB100.6 million (US$16.2 million) in 2011 and 2012, respectively. The increase in income tax expense was primarily due to additional income tax expense from of RMB82.5 million (US$13.3 million) paid to local tax bureau in Xingtai City, Hebei Province. In February 2013, JA Hebei received a notice from the local tax bureau of Xingtai City, Hebei Province, revoking its original approval that JA Hebei was entitle to enjoy a separate Tax Holiday for taxable income attributable to the 2007 Capital Injection. As a result, we recorded an additional income tax expense of RMB82.5 million (US$13.3 million) at the end of 2012 and made subsequent payment in March 2013.

Loss from continuing operations. We incurred a loss of RMB572.1 million and RMB1.7 billion (US$266.8 million) from continuing operations in 2011 and 2012, respectively.

Income from discontinued operations. As a result of our discontinued operations in South Korea in 2011, we recorded an income of RMB7.8 million from discontinued operations in 2011. We had no discontinued operations in 2012.

Net Loss. As a result of the above factors, we generated net loss of RMB1.7 billion (US$266.8 million) in 2012 compared to a net loss of RMB564.3 million in 2011.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Total revenues.  Our total revenues decreased slightly from RMB11.8 billion in 2010 to RMB10.7 billion in 2011. The decrease was due primarily to the decline in average selling price of our solar power products brought by an industry-wide oversupply and severe market conditions through revenues from solar modules sold to third parties increased from RMB2.5 billion in 2010 to RMB3.7 billion in 2011.

Our total revenues from sales in China decreased from RMB6.0 billion in 2010 to RMB5.5 billion in 2011, which was due to intense competition in the China market, the decline in average selling price brought by an industry-wide oversupply. Our total revenues from sales outside China also decreased from RMB5.8 billion to RMB5.2 billion as a result of unfavorable economic conditions and reduction in government subsidies. Our revenues from sales in China, as a percentage of our total revenues, increased slightly from 51.1% in 2010 to 51.7% in 2011, and our revenues from sales outside China, as a percentage of our total revenues, decreased slightly from 48.9% to 48.3%.

Cost of revenues.  Our cost of revenues increased from RMB9.2 billion in 2010 to RMB10.3 billion in 2011. The increase in our cost of revenues was due primarily to the increased quantity of raw materials used corresponding to our increased production output of solar modules.

Gross profit.  Our gross profit decreased significantly from RMB2.5 billion in 2010 to RMB461.3 million. Our gross margin decreased from 21.7% in 2010 to 4.3% in 2011 because the average selling price of our solar power products declined due to an industry-wide oversupply and our cost of revenues increased.

Total operating expenses.  Our total operating expenses increased from RMB568.9 million in 2010 to RMB881.8 million in 2011. The increase in our total operating expenses was due primarily to our impairment loss for property, plant and equipment in relation to our multicrystalline manufacturing facility in Donghai, JA Lianyungang. Total operating expenses as a percentage of our total revenue increased from 4.9% in 2010 to 8.2% in 2011.

•                  Selling, general and administrative expenses.  Our selling, general and administrative expenses increased from RMB457.8 million in 2010 to RMB509.8 million in 2011, and as the percentage of our total revenues increased from 4.0% in 2010 to 4.8% in 2011.  The increase in our selling, general and administrative expenses was due primarily to increases in our selling expenses and marketing expenses associated with our increased sales volume, an increased amount of salary and benefits paid to our sales, marketing and administrative personnel as a result of increased headcount.

•                  Research and development expenses.  Our research and development expenses increased from RMB63.8 million in 2010 to RMB68.9 million in 2011 and as a percentage of our total revenues increased from 0.5% in 2010 to 0.6% in 2011.  The increase in our research and development expenses was due primarily to greater research and development activities undertaken by us. Our research and development has primarily focused on improving and optimizing our solar manufacturing process based on certain proprietary know-how.

•                  Impairment loss for property, plant and equipment.  We incurred impairment loss for property, plant and equipment in relation to our multicrystalline manufacturing facility in Donghai, JA Lianyungang, which amounted to RMB303.1 million, accounting for 2.8% of our total revenues.

Change in fair value of derivatives.  Our changes in fair value of derivatives increased from a gain of RMB74.5 million in 2010 to RMB84.9 million in 2011. The charge reflects fair value changes associated with our derivative assets and liabilities for the years ended December 31, 2010 and 2011, respectively, in particular our embedded derivatives in association with convertible bond offering, the value of which is a combined result of change in stock price, volatility, expected term to maturity, risk-free rate and credit spread, etc.

Convertible notes buyback gain.  Our convertible notes buyback gain in 2011 is RMB4.3 million. We did not make any repurchase of the 2008 Senior Notes in the open market in 2010.

Interest expense.  We incurred net interest expense of RMB208.4 million and RMB347.9 million in 2010 and 2011, respectively. Our net interest expense was primarily related to our interest paid on the 2008 Senior Notes. The interest expense recognized for interest payable to 2008 Senior Notes holders was RMB67.9 million and RMB66.0 million for the years ended December 31, 2010 and 2011, respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB95.5 million and RMB104.2 million for the years ended December 31, 2010 and 2011, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB20.8 million and RMB27.3 million for the years ended December 31, 2010 and 2011, respectively. Other interest expenses were RMB37.0 million and RMB176.2 million for the years ended December 31, 2010 and 2011, respectively. The increase in other interest expenses was mainly due to the increase in bank borrowings in 2011. The interest income incurred in 2010 and 2011 were RMB12.8 million and RMB25.8 million, respectively.

Foreign exchange loss.  Our foreign exchange loss decreased from RMB74.4 million in 2010 to RMB69.0 million in 2011, primarily due to the continuing depreciation of the U.S. dollar and Euro against Renminbi in 2011.

Other income.  Our other income decreased from RMB258.7 million in 2010 to RMB235.7 million in 2011. We realized a one-time non-cash bargain purchase gain of RMB187.4 million in the fourth quarter of 2011 in relation to the acquisition of Solar Silicon Valley as a result of the fixed share consideration and the decline of our share price between the date of signing the definitive agreement and the closing date. We also received government grants of RMB41.2 million relating to reimbursement of expense items, and other miscellaneous income amounted to RMB7.1 million.

Income tax expenses.  We incurred tax expenses of RMB252.7 million and RMB57.8 million in 2010 and 2011, respectively. The decrease in income tax expense was due to the decrease in the taxable income of our operating entities, and affected to a lesser extent, by the slight decrease of the effective income tax rate from 12.50% to 11.42% from 2010 to 2011.

Income/(loss) from discontinued operations, net of tax.  As a result of our discontinued operations in South Korea in 2010, we incurred an income of RMB7.8 million and a loss of RMB19.8 million from discontinued operations in 2011 and 2010, respectively.

Net income/(loss).  As a result of the cumulative effect of the above factors, we generated net loss of RMB564.3 million in 2011 compared to net income of RMB1.8 billion in 2010.

B.                          LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Senior Notes, short-term and long-term bank borrowings and cash flow from operations. As of December 31, 2010, 2011 and 2012, we had RMB2.4 billion, RMB4.0 billion and RMB3.2 billion (US$517.8 million), in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds. Restricted cash represents amounts temporarily held by banks as security for issuance of letters of credit, which are not available for our use. As of December 31, 2010, 2011 and 2012, we had RMB1.5 billion, RMB4.9 billion and RMB4.9 billion (US$788.3 million), respectively, in outstanding bank borrowings. The unused lines of credit were RMB1.2 billion (US$192.5 million) as of December 31, 2012. These loan facilities do not contain specific renewal terms. We have mortgaged certain of our real properties in Zhabei and Fengxian to secure our long-term bank loans in the total amount of RMB288 million (US$46.2 million) in favor of Export-Import Bank of China and Agricultural Bank of China. No collateral is created on other properties we own.

As of December 31, 2010, 2011 and 2012, we had nil, RMB1.4 billion and RMB2.8 billion (US$453.2 million), respectively, in outstanding short-term bank borrowings and current portion of long-term bank borrowings. As of December 31, 2010, 2011 and 2012, we had RMB1.5 billion, RMB3.5 billion and RMB2.1 billion (US$335.2 million), respectively, outstanding long-term bank borrowings. These loans were borrowed from various financial institutions and generally have terms of 3 to 84 months and expire at various times. Our bank borrowings outstanding as of December 31, 2012 bore average interest rates of 6.49% per annum. These credit facilities were granted for long-term project development as well as working capital usages. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. On September 3, 2010, we entered into a Financial Partnership Agreement with China Development Bank Shanghai Branch, or CDB. The Financial Partnership Agreement is a commercial framework agreement, pursuant to which CDB agrees to provide up to RMB30 billion of credit facilities to us from 2010 to 2015 to support our capital needs under its long-term growth an7d corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company. As of December 31, 2012, we had not utilized any credit facilities from CDB. We incurred a significant amount of debt and substantial debt service requirements as a result of the offering of 2008 Senior Notes in May 2008, and as of December 31, 2012, the total face value of outstanding 2008 Senior Notes was RMB726.4 million (US$116.6 million).

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers decreased from RMB2.3 billion as of December 31, 2010 to RMB1.9 billion as of December 31, 2011, and to RMB1.5 billion (US$233.1 million) as of December 31, 2012, as a combined result of utilization of prepayments previously made as well as additional allowance provided against prepayments.  Our net inventory increased from RMB730.6 million as of December 31, 2011 to RMB930.1 million (US$149.3 million) as of December 31, 2012 as a result of our increase in sales forecast, as well as our continued stringent inventory control.

Our accounts receivable increased from RMB945.6 million as of December 31, 2010 to RMB1.2 billion as of December 31, 2011, and to RMB1.7 billion (US$276.6 million) as of December 31, 2012. The increase in our accounts receivable as of December 31, 2012 compared to December 31, 2011 was primarily due to the increased sales of solar modules, which generally requires provision of longer credit terms. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit worthiness.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(in millions)
	RMB	RMB	RMB
Net cash provided by operating activities	1,280	364	8
Net cash used in investing activities	(1,679)	(2,061)	(630)
Net cash provided by/(used in) financing activities	838	3,310	(233)
Effect of exchange rate changes on cash and cash equivalents	(17)	(14)	(3)
Net increase in cash and cash equivalents	422	1,600	(858)
Cash and cash equivalents at the beginning of the year	1,867	2,290	3,889
Cash and cash equivalents at the end of the year	2,290	3,889	3,031

Operating Activities.

Net cash provided by operating activities consisted primarily of our net income, or net loss, offset or mitigated by non-cash adjustments, such as depreciation and amortization, impairment on property, plant and equipment, allowance for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable, inventories, accounts payable and accrued expenses and other liabilities. The fluctuations of net cash provided by operating activities largely correspond to the changes in net income or net loss.

Net cash provided by operating activities for the year ended December 31, 2012 was RMB8.6 million (US$1.4 million), primarily attributable to net loss of RMB1.7 billion (US$266.8 million), positively adjusted for certain items such as a depreciation and amortization of RMB657.1 million (US$105.5 million), allowance for doubtful accounts of RMB187.1 million (US$30.0 million), an inventory provision of RMB171.2 million (US$27.5 million), an impairment on property, plant, and equipment of RMB397.8 million (US$63.8 million), an increase in accounts payable of RMB608.4 million (US$97.7 million) due to longer credit term being granted by suppliers, a decrease in notes receivables from customers of RMB271.3 million (US$43.5 million) as we endorsed some notes to suppliers, a decrease in advance to third-party suppliers of RMB428.1 million (US$68.7 million) due to continuous deduction from the advance as a result of our purchase of materials, partially offset by certain items such as an increase in inventories of RMB370.7 million (US$59.5 million) based on the increase in sales forecast, an increase in accounts receivables from third-party customers of RMB660.2 million (US$106.0 million) due to longer credit terms granted to customers and a decrease in advance from customers of RMB243.4 million (US$39.1 million) as more customers were granted credit terms.

Net cash provided by operating activities for the year ended December 31, 2011 was RMB364.4 million, primarily attributable to net loss of RMB564.3 million, adjusted for decrease in inventories of RMB261.3 million, an add-back of depreciation and amortization of RMB484.8 million, impairment on property, plant, and equipment of RMB303.1 million, inventory provision of RMB386.6 million, gain on acquisition of a subsidiary of RMB187.4 million, partially offset by increase in accounts receivable of RMB162.4 million and decrease in accounts payable of RMB466.5 million.

Net cash provided by operating activities for the year ended December 31, 2010 was RMB1.3 billion, primarily due to stronger earnings generated, increase in account payables of RMB655.6 million, increase in advance from customers of RMB430.6 million and an add-back of depreciation and amortization of RMB297.5 million. These increases were partially offset by increase in inventories of RMB890.9 million, increase in accounts receivable of RMB599.3 million and increase in other current assets of RMB342.3 million.

Investing Activities.

Net cash used in investing activities largely reflects our purchase of property, plant and equipment.

Net cash used in investing activities for the years ended December 31, 2010, 2011 and 2012 amounted to RMB1.7 billion, RMB2.1 billion and RMB630.0 million (US$101.1 million), respectively, primarily as a result of purchases of property and equipment, assets acquisition, proceeds from sale of short-term investments and changes in restricted cash balances in each of the periods. The significant increases from 2010 to 2011 are primarily due to the purchases of property and equipment in connection with the rapid expansion of our manufacturing capacities. The significant decrease from 2011 to 2012 are primarily due to the fact that we purchased much less property and equipment in 2012 than we did in 2011.

Financing Activities.

Net cash used in financing activities for the year ended December 31, 2012 was RMB233.0 million (US$37.4 million), primarily consisting of repayment of short-term bank borrowings of RMB1.5 billion (US$246.5 million), repurchase of the 2008 Senior Notes of RMB617.9 million (US$99.2 million) and repayment of long-term bank borrowings of RMB946.0 million (US$151.8 million), partially offset by proceeds from short-term bank borrowings of RMB2.0 billion (US$316.9 million), proceeds from long-term bank borrowings of RMB538.0 million (US$86.4 million) and proceeds from sales of claim against loaned shares of RMB369.2 million (US$59.3 million).

Net cash provided by financing activities for the year ended December 31, 2011 was RMB3.3 billion, primarily consisting of proceeds of bank borrowings (net) of RMB3.3 billion and repurchase of 2008 Senior Notes of RMB28.5 million.

Net cash provided by financing activities for the year ended December 31, 2010 was RMB838.3 million, primarily consisting of proceeds of bank borrowings (net) of RMB830.0 million.

Dividends from Subsidiaries.

Except for certain administrative, research and development and after-sales activities conducted through our wholly-owned subsidiary in the United States and Germany, we conduct a significant portion of our operating activities inside China through our various PRC subsidiaries. As such, we do not rely heavily on dividends remitted to us by our PRC subsidiaries to sustain our worldwide operations; and restrictions under PRC law on the remittance of dividends outside the PRC have not had a material adverse effect on our liquidity or capital resources. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our operating subsidiaries in China are subject to legal limitations in paying dividends to us, which may restrict our ability to satisfy our liquidity requirement.”

Capital Expenditures

We made capital expenditures of RMB1.8 billion, RMB2.2 billion and RMB526.2 million (US$84.5 million) in the years ended December 31, 2010, 2011 and 2012, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment and to construct and expand our solar product manufacturing lines.

We expect to incur limited capital expenditures of RMB496.4 million (US$79.7 million) in 2013, which will be used primarily for upgrading our solar product manufacturing facilities.

C.                          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We believe that we have an experienced and committed research and development team. Upon our formation, we acquired proprietary technical know-how related to the commercial production process of solar cells from Australia PV Science & Engineering Co., as part of its capital contribution to us within an implied value of RMB9.0 million.

Since our commencement of production in April 2006, we have significantly improved our solar cell fabricating process technologies, including improvements in the processing steps of texturing, diffusion, and drying and firing. These technological improvements have increased cell conversion efficiencies in the various types of silicon wafers that we produce and have improved the production yields of our manufacturing lines. In 2010, our research and development efforts resulted in the introduction of the SECIUM solar cells. In February 2011, we introduced the MAPLE technology, a significant breakthrough in multicrystalline silicon technology that has increased the conversion efficiency rate of multicrystalline solar cells.  In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE technology. In addition, the Cypress series cells also feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation.

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

•                  High-efficiency Cell Technology.  We intend to continuously improve the conversion efficiency of solar cells by utilizing cutting-edge technologies including metal through (MWT) technology, N-type cell technology, etc.

Our research and development expenditures were RMB63.8 million, RMB68.9 million and RMB86.4 million (US$13.9 million) in 2010, 2011 and 2012, respectively.

For intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                          OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, we did not have any material off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments or interest rate swap transactions, that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Bank loan obligations (including interest averaging 6.49%)	5,235,152	3,036,643	2,001,631	22,147	174,731
Operating lease obligations	169,463	52,514	81,678	35,271	—
Non-cancelable capital expenditures	496,390	477,876	18,514	—	—
Purchase commitments under take-or-pay agreements	10,968,332	1,719,219	2,958,585	3,173,549	3,116,979
Purchase commitments under other agreements(1)	1,318,717	221,694	669,447	427,576	—
2008 Senior Notes (including interest cost)	749,386	749,386	—	—	—
Accrued warranty cost reflected on the company’s balance sheet	114,226	—	—	—	114,226

Total	19,051,666	6,257,332	5,729,855	3,658,543	3,405,936

(1) include only purchase commitments with fixed or minimum price provisions.  In addition, we have also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms.

Bank loan obligations

Our bank loan obligations relate to bank borrowings borrowed from various financial institutions in China with an average interest rate of 6.49% per annum.  The borrowings have terms of 3 to 84 months and expire at various times throughout 2013 to 2019.

Operating lease obligations

Our operating lease obligations mainly relate to non-cancelable lease for certain land and assets used by our manufacturing facilities in Ningjin, Hebei, and offices used by JA Solar USA Inc., JA Solar Gmbh and JA Japan.

Non-cancelable purchase obligations

As of December 31, 2012, we had contracted for capital expenditures on machinery and equipment of RMB496.4 million (US$79.7 million).

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

2008 Senior Notes

The 2008 Senior Notes bear interest at the rate of 4.5% per annum and will be due in May 2013. For the year ended December 31, 2012, we have repurchased 2008 Senior Notes with face value of US$105.4 million at the cost of US$99.4 million. For the period from January 1, 2013 to the date of this annual report, we have not repurchased any 2008 Senior Notes.

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

Name	Age	Position
Baofang Jin	61	Executive Chairman of the Board of Directors and Chief Executive officer
Min Cao	56	Chief Financial Officer
Jian Xie	35	Director and Chief Operating Officer
Yong Liu	46	Director and Chief Technology Officer
Bingyan Ren	67	Director
Erying Jia	58	Director
Peng Fang	59	Director
Hope Ni	41	Independent Director
Jiqing Huang	76	Independent Director
Yuwen Zhao	74	Independent Director
Shaohua Jia	63	Independent Director

Baofang Jin, Executive Chairman of the Board of Directors and Chief Executive Officer.  Mr. Jin has been our chairman since May 2005 and our executive chairman since July 2009. Mr. Jin also served as our chief executive officer from August 2009 to January 2010 and since January 2003. Mr. Jin has been the chairman and chief executive officer of Hebei Jinglong since 2003. From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company. Mr. Jin currently also serves as a vice-chairman of the Chinese People’s Political Consultative Conference of Ningjin County. Mr. Jin graduated from Hebei Broadcast and Television University, China, with an associate’s degree in 1996.

Min Cao, Chief Financial Officer.  Mr. Cao has been our chief financial officer since July 2011. Mr. Cao has 6 years of experience in the solar industry and over a decade of experience in the financial services sector. Mr. Cao is currently a director of Shanghai Jinglong, Shanghai Hanming Technology Co., Ltd., Shenzhen Sinexcel Electric Co., Ltd. and Shanghai Grandar Light Art & Technology Co., Ltd. Prior to joining the Company, Mr. Cao served as vice president of Jinglong Group and managing director of JL Capital. Prior to joining JL Capital, Mr. Cao served as vice president of finance with Hanwha SolarOne Co., Ltd., previously known as Solarfun, where he was responsible for its private placement and its successful initial public offering on NASDAQ in 2006. Prior to moving into the solar industry, Mr. Cao held senior management positions with leading Chinese securities firms, including Ping’An Securities and Industrial Securities. Mr. Cao received his bachelor’s degree in business administration from the Shanghai University of Engineering Science and his MBA from Fudan University.

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

Bingyan Ren, Director.  Mr. Ren has been our director since May 2005. He has also served as a director and vice chairman of Hebei Jinglong since 2003. Prior to becoming our director, he was a professor of semiconductor materials and PV materials at the Hebei University of Technology from 1972 to May 2003. Mr. Ren currently is a member of the semiconductor material academic committee of China and a member of semiconductor standardization technical committee of China. He also serves as a vice-director of semiconductor material research institute of Hebei University of Technology and a consultant to Hebei Ningjin Monocrystalline Silicon Industry Park.  Mr. Ren graduated from North Jiaotong University, China, in July 1970.

Erying Jia, Director.  Mr. Jia has been our director since September 2007. He has also served as the chief operating officer and director of Hebei Jinglong since January 2006. Prior to that, he served at several administrative positions in Ningjin County, Hebei Province, China. Mr. Jia holds a bachelor’s degree in public administration.

Peng Fang, Director.  Dr. Fang Peng has been our director since May 2010. From January 2010 to January 2013, Dr. Fang served as our chief executive officer. Dr. Fang has more than 20 years of executive management experience with leading global technology companies in the solar and semiconductor industries in both the U.S. and China. From June 2008 to January 2010, Dr. Fang was president of Best Solar Co., Ltd., where he turned a start-up company into an internationally known solar module company in just 18 months. From October 2006 to December 2007, Dr. Fang was the chief executive officer of Legend Semiconductor Manufacturing Corporation. From January 2005 to October 2006, the managing director of WI Harper, a San Francisco based venture capital firm. From February 2002 to December 2004, Dr. Fang was the president of Huahong NEC, one of the largest semiconductor foundries in China. Dr. Fang also currently serves on the board of US-China Green Energy Council, a non-profit organization. Dr. Fang received his Ph.D and MSEE degrees from the University of Minnesota. He was also a postdoctoral research fellow at the EECS Department of UC Berkeley. Dr. Fang was chairman of the IEEE Electron Devices Society, Santa Clara Valley Chapter.

Hope Ni, Independent Director.  Ms. Hope Ni has been our independent director since August 2009. Ms. Ni is currently the chairman of Inspire Capital. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), ATA, Inc. (NASDAQ: ATAI) and Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of COGO Group Inc. (NASDAQ: COGO, previously known as Comtech Group Inc.). In 2008, Ms. Ni served as the vice chairman of COGO Group Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

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

Shaohua Jia, Independent Director.  Dr. Jia has been our independent director since October 2012.  Dr. Jia is an academic committee member of the China Taxation Association, as well as an executive member of the Beijing Taxation Association.  He also serves as vice chairman of the China Financial and Tax Law Institute. Dr. Jia worked as chief editor of the China Tax Publishing House from 2006 to 2011. Prior to that, he was the deputy director of the State Taxation Administration of Hainan province and president of the Yangzhou Tax Institute of the State Administration of Taxation.  Dr. Jia received his Ph. D. in Economics from Graduate School of Chinese Academy of Social Sciences in 2001.

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

B.                          COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid an aggregate compensation of RMB10.0 million to our directors and executive officers. In addition, for the year ended December 31, 2012, we granted an aggregate 90,000 restricted share units to our executive officers. Other than restricted share units granted under our 2006 stock incentive plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

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

Under our 2006 stock incentive plan, we may grant options to purchase up to 10% of share capital of the company. During the year ended December 31, 2012, we granted 2,207,000 options and 90,000 restricted share units to our employees.

Our board has authorized a committee, currently consisting of Mr. Baofang Jin, our executive chairman and Mr. Jian Xie, our chief operating officer and director, to approve option grants under our 2006 stock incentive plan.

As of the date of this annual report, we have granted options to purchase 19,639,000 ordinary shares and awarded 4,822,000 restricted share units under our 2006 stock incentive plan, options to purchase 4,357,050 ordinary shares and 2,438,000 restricted share units remained outstanding.

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

Audit Committee.  Our audit committee consists of Ms. Hope Ni, Mr. Jiqing Huang, Mr. Yuwen Zhao and Dr. Shaohua Jia, and is chaired by Ms. Hope Ni. All of the members of the audit committee satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Ms. Hope Ni, Mr. Yuwen Zhao, Mr. Baofang Jin, Mr. Jiqing Huang and Dr. Shaohua Jia, and is chaired by Mr. Jiqing Huang. Except Mr. Baofang Jin, all other members of the compensation committee satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors and differs from the NASDAQ Stock Market Rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.  The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Ms. Hope Ni, Mr. Jiqing Huang, Mr. Yuwen Zhao, Mr. Baofang Jin and Dr. Shaohua Jia, and is chaired by Mr. Baofang Jin. Except Mr. Baofang Jin, all other members of the nominating and corporate governance committee satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the NASDAQ Stock Market Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                          EMPLOYEES

As of December 31, 2010, 2011 and 2012, we had a total of 10,725, 11,639 and 9,784 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2012:

	Number of employees	Percentage of total
Manufacturing and engineering	7,907	80.8%
Quality assurance	877	9.0%
General and administration	369	3.8%
Purchasing and logistics	305	3.1%
Research and development	110	1.1%
Marketing and sales	176	1.8%
Others	40	0.4%
Total	9,784	100.00%

Of our total employees as of December 31, 2012, 2,937 were located in Ningjin, 2,585 were located in Yanghzhou, 1,849 were located in Shanghai, 959 were located in Lianyungang, 885 were located in Hefei, and 569 were located in other cities in China and abroad.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2012, 1,262 of our employees held bachelor’s or higher degrees. A number of our employees have overseas education and industry experience.

We are required by applicable PRC regulations to contribute amounts equal to 20-22%, 4-12%, 1.7-2%, 0.5-2% and 0.6-1%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

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

E.                          SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 199,863,607 ordinary shares outstanding as of the date of this annual report.

Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Baofang Jin(3)	58,897,366	29.47%
Min Cao	*	*
Jian Xie	*	*
Yong Liu	*	*
Bingyan Ren	*	*
Erying Jia	*	*
Peng Fang	*	*
Hope Ni	*	*
Jiqing Huang	*	*
Yuwen Zhao	*	*
Shaohua Jia	*	*
All Directors and Officers as a Group	62,183,166	31.11%

Principal Shareholders:
Jinglong Group Co., Ltd.(4)	58,897,366	29.47%

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

(2)         For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 199,863,607, being the number of ordinary shares outstanding as of the date of annual report, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after the date of this annual report.

(3)         Represents 58,897,366 ordinary shares held by Jinglong Group Co., Ltd., of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest. Mr. Jin disclaims beneficial ownership of the shares held by Jinglong BVI except to the extent of his pecuniary interest therein.

(4)         Represents 58,897,366 ordinary shares held by Jinglong Group Co., Ltd., a British Virgin Island Company, which is owned by Mr. Baofang Jin (our executive chairman and chief executive officer, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).

As of the date of this annual report, none of our existing shareholders has different voting rights from other shareholders.

To our knowledge, as of the date of this annual report, a total of 133,115,520 ordinary shares are held by one record holder in the United States, which is the Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

For the years ended 31 December 2010, 2011 and 2012, we purchased RMB1.6 billion, RMB1.5 billion and RMB191.3 million (US$30.7 million), respectively, of silicon wafers from Jinglong Group under the Jinglong Supply Contracts and from Solar Silicon Valley before acquisition.  We will continue to purchase silicon wafers from Jinglong Group.

Acquisition of Solar Silicon Valley

We entered into a definitive share purchase agreement on July 1, 2011 to acquire 100% ownership interest in Silver Age that owns 100% of Solar Silicon Valley. Silver Age was 70% owned by Jinglong BVI, our largest shareholders, and 30% owned by an independent third party. Upon closing on November 30, 2011, we issued 30,901,287 ordinary shares as consideration at a price of US$1.83 per share to the sellers.

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

We also outsourced wafer processing services to Hebei Jinglong and Solar Silicon Valley, which processed polysilicon to silicon wafer. For the years ended December 2010, 2011 and 2012, we paid outsourcing service fee of RMB2.3 million, nil and RMB17.9 million (US$2.9 million) for to Hebei Jinglong. For the years ended December 31, 2010 and 11 months ended November 30, 2011 prior to acquisition of Solar Silicon Valley, we paid wafer outsourcing service fee of RMB4.1 million and RMB8.9 million to Solar Silicon Valley, respectively.

Guarantee

For the year ended December 31, 2011, we provided guarantees to Hebei Jinglong for short-term bank borrowing with a principal of RMB366.0 million (US$58.7 million) while we also received guarantees from Heibei Jinglong for short-term bank borrowing with a principal of RMB170 million (US$27.3 milion). We monitor the financial performance of Hebei Jinglong on a monthly basis, and also evaluates the availability of Hebei Jinglong from alternate sources. No amounts have been accrued as a loss contingency related to this guarantee because payment by us is not probable.

Management fees and leasing

We lease properties from Hebei Jinglong and another related party under operating lease agreements. We incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB12.2 million,  RMB12.0 million and RMB12.0 million (US$1.9 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

Transactions with other Related Parties

We sold solar cells and modules to several related companies, with the amount of RMB160.2 million, RMB67.8 million and RMB243.2 million (US$39.0 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

We outsourced module processing service to a related company. The module processing service fee amounted to nil, RMB14.1 million and RMB7.6 million (US$1.2 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

We purchased RMB875.2 million, RMB1.1 billion and RMB827.7 million (US$132.9 million) of silicon wafers from several related companies for the years ended December 31, 2010, 2011 and 2012, respectively.

We acquired RMB10,000, RMB460,000 and RMB2.5 million (US$0.4 million) of certain equipment from several related companies for the years ended December 31, 2010, 2011 and 2012, respectively.

In 2010, we acquired 100% of the shares of Shanghai Jinglong, from Ningjin Jinglong PV Investment Co., Ltd., a subsidiary of Hebei Jinglong, for a cash consideration of RMB198.96 million, representing the fair value of Shanghai Jinglong based on an independent third party valuation. Shanghai Jinglong owns the land, building and facility previously leased by us for our module production operation in Fengxian, Shanghai.

In March 2012, we entered into a framework agreement with M.SETEK regarding repayment of the prepayment owed by M.SETEK, under which (i) M.SETEK will use the dividends distributed by Ningjin Songgong to repay part of prepayments, (ii) M.SETEK will transfer its 65% equity interests in Ningjin Songgong to us at an appraisal price, which will be used to offset part of the remaining unpaid prepayments, and (iii) M.SETEK will continue to deliver polysilicon to fully utilize the remaining unpaid prepayments, if any. Ningjin Songgong is 65% owned by M.SETEK, 32.7% owned by Mr. Baofang Jin, our chairman and 2.3% owned by several third party individuals. The share transfer agreement was signed on July 23, 2012 and completed in January 2013. We estimated the fair value of the to-be-received equity interest of Ningjin Songgong as of December 31, 2012 exceeds the equity interest transfer price, which was based on the fair value of equity interest in Ningjin Songgong at the time of settlement in March 2012. As a result, an impairment provision of RMB96.5 million (US$15.5 million) was provided against prepayment made to M.SETEK in 2012.

We consider that these transactions were carried out at arm’s length with prices comparable to other similar transactions with unrelated third parties.

C.                          INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See F-pages following Item 19.

Legal Proceedings

Class actions.

Legal proceeding against Lehman Entities.

We recorded a RMB686.3 million impairment loss against the Lehman Note investments in the third quarter of 2008. In December 2010, we completed the sale of the Lehman Notes for cash consideration of US$34.6 million. As a result, we recorded a RMB231.2 million gain in the fourth quarter of 2010. In March 2012, we terminated the capped call for a cash consideration of US$18,500. In June 2012, we entered into a Claims Determination Deed with LBIE, admitting the Claim against LBIE as a general unsecured claim which qualifies for dividends from LBIE for an amount of GBP 38.2 million (US$61.0 million). On June 29, 2012, we entered into an agreement through private negotiation with a carefully selected group of claims purchasers to sell certain rights pertaining to the Claim and all rights to receive distribution payments from LBIE in exchange for cash consideration of GBP 37.1 million (US$59.3 million). As required under the claim transfer procedures, the joint administrators of LBIE have acknowledged the sale of the Claim to the purchaser on August 9, 2012. There is no recourse from the purchaser to us if the Claim is not satisfied in full by LBIE. A gain of RMB369.2 million (US$59.3 million) was recorded as other income in our consolidated statement of operations.

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

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our subsidiaries in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our PRC subsidiaries are required to make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Our PRC subsidiaries are required to transfer at least 10% of their profit after taxation (as determined under accounting principles generally accepted in the PRC at each year-end) to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the discretion of our PRC subsidiaries. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends. The general reserves made by our PRC subsidiaries in 2010, 2011 and 2012 were RMB186.3 million, RMB22.8 million (US$3.7 million), respectively. We made a reversal of RMB3.7 million (US$ 0.6 million) from general reserves to retained earnings in 2012.

B.                          SIGNIFICANT CHANGES

None.

ITEM 9.                                                THE OFFER AND LISTING

A.                          OFFER AND LISTING DETAILS

Our ADSs, each representing five of our ordinary shares, are quoted on the NASDAQ Global Market. Our ADSs trade under the symbol “JASO.”  From the initial listing of our ADSs on the NASDAQ Global Market on February 7, 2007 to February 7, 2008, the trading prices of our ADSs ranged from US$16.17 to US$76.50 per ADS. From the day after the date of our 3-for-1 ADS split on February 7, 2008 to December 7, 2012, each of our ADSs represented one ordinary share and the trading price of our ADSs on the NASDAQ Global Market ranged from US$0.58 to US$27 per ADS.  The trading price of our ADSs from December 10, 2012 through April 15, 2013 has ranged from US$3.21 to US$6.14 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
2008 (through February 7, 2008)	76.41	42.83
2008 (from February 8, 2008 to December 31, 2008)	27.00	1.55
2009	6.40	1.77
2010	10.24	4.22
2011	8.57	1.21
2012 (through December 7, 2012)	2.34	0.58
2012 (from December 10, 2012 to December 31, 2012)	4.38	3.21
Quarterly Highs and Lows
2011
First Quarter of 2011	8.57	6.26
Second Quarter of 2011	7.02	4.96
Third Quarter of 2011	5.70	1.78
Fourth Quarter of 2011	2.57	1.21
2012
First Quarter of 2012	2.34	1.30
Second Quarter of 2012	1.56	0.89
Third Quarter of 2012	1.14	0.76
Fourth Quarter of 2012 (through December 7, 2012)	0.88	0.58
Fourth Quarter of 2012 (from December 10, 2012 to December 31, 2012)	4.38	3.21
2013
First Quarter of 2013	6.14	3.57
Second Quarter of 2013 (through April 15, 2013)	4.69	3.37
Monthly Highs and Lows
2012
October 2012	0.88	0.62
November 2012	0.81	0.58
December 2012(through December 7, 2012)	0.75	0.66
December 2012(from December 10, 2012 to December 31, 2012)	4.38	3.21
2013
January 2013	6.10	4.38
February 2013	6.14	4.22
March 2013	4.89	3.57
April 2013 (through April 15, 2013)	4.69	3.37

B.                          PLAN OF DISTRIBUTION

Not applicable.

C.                          MARKETS

Our ADSs, each representing one of our ordinary shares, par value US$0.0001 per share, have been listed on the NASDAQ Global Market under the symbol “JASO,” and commenced trading on February 8, 2007. Prior to that time, there was no public market for our ADSs or ordinary shares.

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

As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each. The issued share capital is (i) 199,863,607 shares, and (ii) for the purpose of future option exercise, an additional 183,200 shares were issued to and held by the depositary.

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

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

Ordinary Shares

General. All of our ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or at least three shareholders present in person or by proxy or a member present in person or by proxy holding at least 10.0% of the total voting rights or of the total sum paid up on all the shares giving a right to attend and vote at the meeting.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any share (not being a fully paid up share) without assigning any reasons thereof.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will permit our shareholders to inspect our register of members in accordance with the articles of association and we will provide our shareholders with annual audited financial statements. For additional information, please visit our corporate website www.jasolar.com.

C.                          MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the company” or elsewhere in this annual report on Form 20-F.

D.                          EXCHANGE CONTROLS

See “Item 4. Information on the Company—Business Overview—Regulation—Foreign Currency Exchange.”

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

People’s Republic of China Taxation

Under the FEIT Law of China, FIEs were entitled to be exempted from foreign enterprise income tax of 33% for a 2-year period starting from their first profit-making year followed by a 50% reduction of foreign enterprise income tax payable for the subsequent three years, provided that they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China. Under the CIT Law which became effective on January 1, 2008, a unified income tax rate of 25% applies on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a 5-year transition period to FIEs, during which they are permitted to grandfather their existing preferential tax treatment until such treatment expires in accordance with its current terms. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as an advanced and new technology enterprise, or ANTE, subject to certain general factors described therein. Where the transitional preferential policies and the preferential policies for ANTE as prescribed under the CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies.

JA Hebei, JA Yangzhou and JA Fengxian were production-oriented enterprises established prior to the effective date of the CIT Law and therefore, subject to the FEIT Law.

With respect to income related to JA Hebei’s initial capital contribution, JA Hebei received approval from the relevant tax authorities to enjoy the Tax Holiday commencing from 2006. In 2007, JA Hebei effected a capital injection, or 2007 Capital Injection, and was approved by the local tax bureau of Xingtai City, Hebei Province, to enjoy a separate Tax Holiday on taxable income related to the 2007 Capital Injection commencing from 2007 . In November 2010, JA Hebei was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2010 to 2012. JA Hebei chose to use the Tax Holiday applicable to 2007 Capital Injection for the overlapping year of 2010. For the years ended December 31, 2011 and 2012, JA Hebei chose to enjoy the preferential income tax of 15% for an ANTE with respect to the taxable income related to the 2007 Capital Injection. However, in February 2013, JA Hebei received a notice from the local tax bureau of Xingtai City, Hebei Province, revoking its original approval that JA Hebei was entitled to enjoy a separate Tax Holiday for taxable income attributable to the 2007 Capital Injection.

JA Yangzhou and JA Fengxian both had cumulative losses in 2008 and their Tax Holidays were deemed to commence in 2008.

In August 2011, JA Yangzhou was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou chose to use the Tax Holiday for the overlapping years of 2011 and 2012.

In December 2011, JA Fengxian was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013. JA Fengxian chose to enjoy the Tax Holiday for the overlapping years of 2011 and 2012.

In November 2011, JA Lianyungang, was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013.

In August 2012, JA Wafer R&D, was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2012 to 2014.

The ANTE status and preferential tax treatment will be reviewed by the government every three years.

Solar Silicon Valley, which was acquired in 2011, is not entitled to any tax holiday for the year ended December 31, 2011.

Our other operating subsidiaries, JA Zhabei, JA Yangzhou R&D, JA Yangzhou PV Engineering, JA Hefei Renewable Energy and JA Hefei Technology are subject to the uniform income rate of 25% under the CIT Law.

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

Certain United States Federal Income Tax Considerations

The following is a summary of certain of the United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by U.S. Holders, as defined below, that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986 as amended (the “Code”). This summary is based upon existing United States federal tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not discuss any state, local or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

Based on our financial estimates for the taxable year ended December 31, 2012, we believe that, as a result of difficult market conditions negatively affecting our gross income, it is very likely that we were a PFIC for the taxable year ended December 31, 2012. If market conditions in 2013 are comparable to those that existed in 2010 and 2011, we would expect not to be classified as a PFIC for the taxable year ended December 31, 2013. However, we can give no assurances in this regard as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ended December 31, 2013 or any future taxable year.

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFICstatus may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such holder holds the ADSs or ordinary shares even if we cease to meet the threshold requirements for PFIC status. However, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income; and

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to prepare or provide the information that would enable you to make a qualified electing fund election, such election will not be available to you.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock.  Marketable stock is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NASDAQ Global Market) or other market as defined in applicable United States Treasury Regulations.  We anticipate that our ADSs, but not ordinary shares, should qualify as being regularly traded on the NASDAQ Global Market, but no assurances may be given in this regard.  If a U.S. Holder makes this election, the holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.  The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

A U.S. Holder that holds the ADSs or ordinary shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ADSs or ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If you make a valid deemed sale election with respect to your ADSs or ordinary shares, you will be treated as having sold all of your ADSs or ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ADSs or ordinary shares will no longer be treated as PFIC stock. You will recognize gain (but not loss), which will be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC. Your basis in the ADSs or ordinary shares would be increased to reflect gain recognized, and your holding period would begin on the day after we ceased to be a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

The deemed sale election is only relevant to U.S. Holders that hold the ADSs or ordinary shares during a taxable year in which we are a PFIC, regardless of whether we were a PFIC in any prior taxable year. U.S. Holders are urged to consult their tax advisors regarding the advisability of making a deemed sale election and the consequences thereof in light of the U.S. Holder’s individual circumstances.

If a U.S. Holder holds ADSs or ordinary shares in any year in which a non-United States corporation is treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other forms as may be required by the United States Treasury Department.  Each U.S. Holder is advised to consult with its tax advisor regarding the application of the PFIC rules if we become classified as a PFIC, including the possibility of making either a deemed sale election or a mark-to-market election.

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

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  Although no assurance may be given, the ADSs are expected to be readily tradable on the NASDAQ Global Market, which is an established securities market in the United States.  There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years.  Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  If, however, we are deemed to be a PRC “resident enterprise” under PRC tax law, see “Item 10. Additional Information — Taxation — People’s Republic of China Taxation,” we may be eligible for the benefits of the United States-PRC income tax treaty.  If we are eligible for such benefits, dividends we pay on our ordinary shares could be eligible for the reduced rate of taxation, regardless of whether such shares are represented by ADSs.

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the Internal Revenue Service.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of our bank borrowings and 2008 Senior Notes, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2012, we had RMB2.8 billion (US$453.2 million) short-term bank borrowings and current portion of long term bank borrowings and RMB2.1 billion (US$335.2 million) long-term bank borrowings, with an average interest rate of 6.49% per annum. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in an increase of approximately RMB56.2 million (US$9.0 million) in interest expense for the year ended December 31, 2012. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. A significant portion of our revenues and expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. In addition, we are exposed to the foreign exchange risks in relation to our repayment of the 2008 Senior Notes upon their maturity. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In this particular regard, for the year ended December 31, 2012, we incurred foreign exchange loss totaling RMB24.5 million (US$3.9 million). We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have recorded a provision balance of RMB158.5 million (US$25.4 million) for potential losses against these prepayments as of December 31, 2012. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Prepayment arrangements for procurement of silicon wafers and/or polysilicon from our major suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

We extend credit terms to certain customers after assessing a number of factors to determine whether collections from the customers are probable.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer credit worthiness and current economic trends. We recorded RMB190.0 million (US$30.5 million) for doubtful accounts as of December 31, 2012. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

In addition, as a result of the current global economic crisis, we are increasingly exposed to credit risk in relation to our bank deposits.  Since the fourth quarter of 2008, banks and other financial institutions, possibly including ones we engage in business with, have come under strain during the current global liquidity and credit crisis.  It is possible that these banks and other financial institutions may be unable to weather the current economic storm, resulting in a loss of our deposits which will have a material adverse effect on our financial condition, results of operations and liquidity. For example, in the fall of 2008, the Lehman Entities entered into insolvency proceedings in various countries. As a result, we were unable to collect the amounts due on the Lehman Note even though the Lehman Note matured in October 2008. We recorded a RMB686.3 million impairment loss against the Lehman Note investments in the third quarter of 2008. In December 2010, we completed the sale of the Lehman Note for cash consideration of US$34.6 million. As a result, we recorded a RMB231.2 million gain in the fourth quarter of 2010.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2012, we were entitled to US$1.1 million from the depositary as reimbursement for expenses related to the administration and maintenance of our ADS program in 2012.

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

We changed the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing five ordinary shares, effective on December 10, 2012.  For our ADS holders, this ratio change had the same effect as a one-for-five reverse ADS split.  There was no change to the rights and preferences of the underlying ordinary shares.  Our ADSs holders were required to surrender their existing ADSs in exchange for new ADSs.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31,2012 , the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31,2012 , our disclosure controls and procedures were effective at a reasonable assurance level.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on page F-1 in this annual report.

Changes in Internal Control Over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. We consider there are no changes in internal control over financial reporting in year 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for services provided by our principal accountants for each of the fiscal years 2011 and 2012:

	For the Year Ended December 31,
	2011	2012
	(RMB in million)
Audit fees(1)	10.5	10.5
Audit-related fees(2)	1.9	1.1
Tax fees(3)	—	0.3

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2012, we repurchased our 2008 Senior Notes with an aggregate principal amount of US$105.4 million at a total cost of US$99.4 million. We may from time to time seek to make additional repurchases of our Senior Notes. Such repurchase, if any, will depend on the then prevailing market condition, our liquidity requirements and other factors.

On June 8, 2012, our board of directors approved a share repurchase program, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$100 million before September 30, 2012.  The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing. During the year ended December 31, 2012, we repurchased 2,469,700 shares at a cost of US$2.4 million.  When the shares are repurchased for retirement, the excess of cost over par value is charged entirely to retain earnings.

The following table sets forth a summary of our repurchase of our ADSs made from June 8, 2012 to December 31, 2012.

Period	Total Number of ADSs Purchased (2)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
June 8 through June 30, 2012	9,740	5.0	9,740	2,362,069
July 1 through July 31, 2012	209,240	4.86	209,240	1,344,369
August 1 through August 31, 2012	274,960	4.89	274,960	—
Total	493,940	4.88	493,940	—

(1)         On June 8, 2012, our board of directors approved a share repurchase program, under which we may repurchase up to US$100 million worth of our issued and outstanding ADSs.

(2)         Each ADS represents five ordinary shares.

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

4.3

Investment Agreement for Solar Photovoltaic Industrial Center Project between JA Solar Holdings Co., Ltd. and the Management Committee of Hefei High-Tech Industrial Development Zone dated February 26, 2011. (incorporated by reference to Exhibit 4.3 from our Form 20-F/A, initially filed with the Securities and Exchange Commission on June 15, 2011)

4.4

Supplemental Agreement of Exhibit 4.1 and 4.2 among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., JingAo Solar Co., Ltd., JA Solar Technology Yangzhou Co., Ltd., Jiangsu GCL Silicon Technology Development Co., Ltd, Suzhou GCL Photovoltaic Technology Co., Ltd., Nanjing GCL Photovoltaic Power Technology Co., Ltd. and Changzhou GCL Photovoltaic Technology Co., Ltd. dated December 2, 2010. (incorporated by reference to Exhibit 4.4 from our Form 20-F, initially filed with Securities and Exchange Commission on April 26, 2011)

4.5

Supply Agreement between OCI Company Ltd. and JingAo Solar Co., Ltd. dated March 28, 2011. (incorporated by reference to Exhibit 4.5 from our Form 20-F, initially filed with the Securities and Exchange Commission on April 26, 2011)

4.6

Supply Agreement between Wacker Chemie AG and Jing Hai Yang Semiconductor Materials (Dong Hai) Co., Ltd. dated September 30, 2010. (incorporated by reference to Exhibit 4.6 from our Form 20-F, initially filed with the Securities and Exchange Commission on April 26, 2011)

4.7

Share Purchase Agreement by and among Jinglong Group Co., Ltd., Huang Chin Tien, Silver Age Holdings Limited and JA Solar Holdings Co., Ltd. dated July 1, 2011 (incorporated by reference to Exhibit 99.2 from our Form 6-K, initially filed with the Securities and Exchange Commission on July 1, 2011)

4.8

Long-term Supply Agreement between Hemlock Semiconductor Pte. Ltd. and JA Solar Technology Yangzhou Co., Ltd. dated May 4, 2011 (incorporated by reference to Exhibit 4.8 from our Form 20-F/A, initially filed with Securities and Exchange Commission on October 15, 2012)

4.9

Framework Agreement Regarding Repayment of Prepayment by and among JingAo Solar Co., Ltd., JA Solar Holdings Co., Ltd., JA Solar Hong Kong Limited, M.SETEK Co., Ltd. and Hebei Ningjin Songgong Semiconductor Co., Ltd. dated March 8, 2012 (incorporated by reference to Exhibit 4.9 from our Form 20-F/A, initially filed with Securities and Exchange Commission on July 2, 2012)

8.1*	List of Significant Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our 2006 annual report on Form 20-F (File No. 001-33290) initially filed with the Securities and Exchange Commission on June 1, 2007.)

12.1*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.

	By:	/s/ Min Cao
Name: Min Cao
Title: Chief Financial Officer

Date: April 16, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in item 15 of this Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 16, 2013

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

		December 31,	December 31,
	Note	2011	2012
		RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	2(d)	3,889,092	3,031,462
Restricted cash	2(d)	88,632	194,379
Notes receivable from third party customers	5	415,503	148,961
Notes receivable from related party customers	5,24(b)	4,712	—
Accounts receivable from third party customers, net	6	1,213,880	1,686,940
Accounts receivable from related party customers, net	6,24(b)	31,024	36,150
Inventories	7	730,635	930,137
Advances to third party suppliers, net	8	421,478	207,388
Advances to related party suppliers, net	8,24(b)	14,179	87,265
Other current assets	9,14,21,24(b),26	860,136	807,666
Deferred tax assets	12	39,851	20,031
Total current assets		7,709,122	7,150,379
Property, plant and equipment, net	10	5,099,208	4,447,469
Intangible asset, net	11	13,750	11,880
Deferred tax assets	12	52,769	73,939
Advances to third party suppliers, net	8	1,414,587	1,136,303
Advances to related party suppliers, net	8, 24(b)	38,333	21,252
Prepaid land use rights	14	245,888	240,334
Investment in a joint venture	4	94,411	50,910
Deferred issuance cost	9,16	67,531	—
Total assets		14,735,599	13,132,466

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2011	2012
			RMB	RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long term bank borrowings	15		1,414,906	2,823,230
Accounts payable to third parties			569,542	1,117,729
Accounts payable to related parties	24	(a)	155,551	195,806
Tax payables			24,570	91,847
Advances from third party customers			320,015	76,875
Advances from related party customers	24	(a)	262	—
Other payables to third parties	17		527,727	480,115
Payroll and welfare payables			145,393	154,136
Accrued expenses	18		152,677	226,297
Interest payable			7,869	4,123
Amounts due to related parties	24	(a)	6,776	9,833
Convertible notes	16		—	708,548
Total current liabilities			3,325,288	5,888,539
Accrued warranty costs	19		78,751	114,226
Other long-term liabilities	13		82,458	148,738
Long-term bank borrowings	15		3,461,916	2,088,139
Convertible notes	16		1,238,485	—
Embedded derivatives	16,26		32	—
Total liabilities			8,186,930	8,239,642

Commitments and Contingencies	25
Shareholders’ equity :
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized, 202,238,307 and 199,863,607 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	29		154	153
Additional paid-in capital			5,102,362	5,135,587
Statutory reserves	22	(b)	420,301	416,647
Retained earnings/(deficit)			1,017,333	(656,545)
Accumulated other comprehensive income/(loss)			8,519	(3,018)
Total shareholders’ equity			6,548,669	4,892,824
Total liabilities and shareholders’ equity			14,735,599	13,132,466

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2010	December 31, 2011	December 31, 2012
		RMB	RMB	RMB
Revenues
Solar modules to third parties		2,510,563	3,709,335	4,043,609
Solar cells and other products to third parties		8,023,938	6,151,136	2,105,771
Solar cells and other products to related parties		160,413	71,671	251,330
Engineering, procurement and construction to third parties		—	146,444	135,810
Solar products processing to third parties		1,065,866	654,268	182,545
Total revenues		11,760,780	10,732,854	6,719,065
Cost of revenues
Solar modules to third parties		(2,221,536)	(3,427,801)	(4,029,047)
Solar cells and other products to third parties		(6,357,798)	(6,170,760)	(2,215,681)
Solar cells and other products to related parties		(127,104)	(71,900)	(261,212)
Engineering, procurement and construction to third parties		—	(108,351)	(84,726)
Solar products processing to third parties		(507,956)	(492,709)	(182,757)
Total cost of revenues		(9,214,394)	(10,271,521)	(6,773,423)
Gross profit/(loss)		2,546,386	461,333	(54,358)
Selling, general and administrative expenses		(457,815)	(509,832)	(901,645)
Research and development expense		(63,816)	(68,948)	(86,429)
Impairment loss on property, plant and equipment		(47,286)	(303,068)	(397,789)
Total operating expenses		(568,917)	(881,848)	(1,385,863)
Income/(loss) from continuing operations		1,977,469	(420,515)	(1,440,221)
Change in fair value of derivatives	16,26	74,528	84,874	9,334
Convertible notes buyback gain/(loss)	16	—	4,312	(8,466)
Interest expense		(221,209)	(373,710)	(489,346)
Interest income		12,810	25,868	36,226
Foreign exchange gain/(loss)		(74,429)	(69,027)	(24,519)
Loss for equity investment in a joint venture	4	—	(1,800)	(43,501)
Other income, net	3,13	258,719	235,723	398,861
Income/(loss) from continuing operations before income taxes		2,027,888	(514,275)	(1,561,632)
Income tax expense	12	(252,707)	(57,823)	(100,625)
Income/(loss) from continuing operations		1,775,181	(572,098)	(1,662,257)
Loss from discontinued operations, net of tax		(19,830)	—	—
Gain from sales of discontinued operations, net of tax		—	7,753	—
Net income/(loss)		1,755,351	(564,345)	(1,662,257)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of tax		3,596	1,181	218
Cash flow hedging income/(loss), net of tax		2,326	9,428	(11,755)
Other comprehensive income/(loss)		5,922	10,609	(11,537)
Comprehensive income/(loss)		1,761,273	(553,736)	(1,673,794)

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)(continued)

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2010	December 31, 2011	December 31, 2012
		RMB	RMB	RMB
Net (loss)/income per share from continuing operations:
Basic		10.90	(3.42)	(8.53)
Diluted		10.72	(3.42)	(8.53)
Net income/(loss) per share from discontinued operations:
Basic		(0.12)	0.04	—
Diluted		(0.12)	0.04
Net (loss)/income per share:				—
Basic		10.78	(3.38)	(8.53)
Diluted		10.61	(3.38)	(8.53)
Weighted average number of shares outstanding :	23
Basic		162,900,657	167,101,076	194,788,429
Diluted		171,116,684	167,101,076	194,788,429

Net (loss)/income per ADS from continuing operations:
Basic		54.49	(17.12)	(42.67)
Diluted		53.61	(17.12)	(42.67)
Net income/(loss) per ADS from discontinued operations:
Basic		(0.61)	0.22	—
Diluted		(0.58)	0.22	—
Net (loss)/income per ADS:				—
Basic		53.88	(16.90)	(42.67)
Diluted		53.03	(16.90)	(42.67)
Weighted average number of ADS:
Basic		32,580,131	33,420,215	38,957,685
Diluted		34,223,336	33,420,215	38,957,685

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)

	Ordinary shares		Additional	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	paid-in capital	reserves	earnings	loss	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2009	169,018,420	134	4,583,808	211,202	35,426	(8,012)	4,822,558
Share based compensation	—	—	88,049	—	—	—	88,049
Exercise of stock options	957,850	0	8,276	—	—	—	8,276
Statutory reserves	—	—	—	186,284	(186,284)	—	—
Net Income	—	—	—	—	1,755,351	—	1,755,351
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	3,596	3,596
Other comprehensive income for forward contract (Note 21)	—	—	—	—	—	2,326	2,326
Balance at December 31, 2010	169,976,270	134	4,680,133	397,486	1,604,493	(2,090)	6,680,156

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings	Income/(loss)	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2010	169,976,270	134	4,680,133	397,486	1,604,493	(2,090)	6,680,156
Share based compensation	—	—	40,187	—	—	—	40,187
Exercise of stock options	1,360,750	1	23,074	—	—	—	23,075
Issuance of shares for business combination	30,901,287	19	358,968	—	—	—	358,987
Statutory reserves	—	—	—	22,815	(22,815)	—	—
Net loss	—	—	—	—	(564,345)	—	(564,345)
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	1,181	1,181
Other comprehensive income for forward contract (Note 21)	—	—	—	—	—	9,428	9,428
Balance at December 31, 2011	202,238,307	154	5,102,362	420,301	1,017,333	8,519	6,548,669

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings/(deficit))	Income/(loss)	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2011	202,238,307	154	5,102,362	420,301	1,017,333	8,519	6,548,669
Share based compensation			33,225				33,225
Exercise of restricted share units	95,000	0	—	—		—
Repurchase and retirement of ADS	(2,469,700)	(1)	—	—	(15,275)	—	(15,276)
Reversal of statutory reserves	—	—	—	(3,654)	3,654	—	—
Net loss	—	—	—	—	(1,662,257)	—	(1,662,257)
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	218	218
Other comprehensive income for forward contract (Note 21)	—	—	—	—	—	(11,755)	(11,755)
Balance at December 31, 2012	199,863,607	153	5,135,587	416,647	(656,545)	(3,018)	4,892,824

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2012
	RMB	RMB	RMB

Cash flows from operating activities:
Net income/(loss)	1,755,351	(564,345)	(1,662,257)
Adjustments to reconcile net income/(loss)to net cash provided by operating activities:
Share based compensation	71,785	40,187	33,225
Depreciation and amortization	297,509	484,784	657,082
Allowance for doubtful accounts	1,645	26,338	187,130
Inventory provision	182,735	386,623	171,165
Allowance for advance to third party suppliers	35,909	6,285	64,298
Amortization of deferred issuance cost and accretion of convertible notes	123,915	140,894	135,725
Change in fair value of derivatives	(74,528)	(63,147)	11,485
Gain on acquisition of a subsidiary	—	(187,387)	—
Loss for equity investment in a joint venture	—	1,800	43,501
Exchange (gain)/loss	(18,044)	(57,989)	13,004
Loss from disposal of fixed assets	1,198	3,334	1,878
Impairment on property, plant and equipment	47,286	303,068	397,789
Deferred income taxes	(36,815)	(5,587)	(1,350)
(Gain)/loss from convertible notes buyback	—	(4,312)	8,466
Gain on sale of available-for-sale securities	(231,163)	—	—
Gain on sale of claim against loaned shares	—	—	(369,153)
Loss on disposal of discontinued operation	21,967	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in notes receivables	(134,598)	(157,771)	271,254
Increase in accounts receivables from third party customers	(597,696)	(295,673)	(660,190)
(Increase)/decrease in accounts receivables from related party customers	(1,597)	133,257	(5,126)
(Increase)/decrease in inventories	(890,870)	261,324	(370,667)
(Increase)/decrease in advance to third party suppliers	(46,411)	288,410	428,076
(Increase)/decrease in advance to related party suppliers	11,399	109,391	(56,005)
(Increase)/decrease in other current assets	(342,296)	180,187	34,516
Increase in prepaid land use rights	(57,509)	(57,312)	—

Increase/(decrease) in accounts payable	655,577	(466,524)	608,442
(Decrease)/increase in tax payable	(85,542)	(89,614)	67,277
Increase/(decrease) in advance from customers	430,598	(165,270)	(243,402)
(Decrease)/increase in other payables	(16,558)	6,637	59,030
Increase/(decrease) in payroll and welfare payables	56,399	(41,682)	8,743
Increase in accrued expenses	40,790	90,145	73,620
(Decrease)/increase in interest payable	(1,629)	(448)	(3,746)
(Decrease)/increase in amounts due to related parties	(6,034)	6,602	3,057
Increase/(decrease) in other current liabilities	29,802	(29,808)	—
Increase in accrued warranty costs	25,346	47,474	35,475
Increase in other long-term liabilities	31,593	34,499	66,280
Net cash provided by operating activities	1,279,514	364,370	8,622

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2012
	RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,646,446)	(2,203,723)	(526,236)
Proceeds from disposal of property, plant and equipment	7,427	5,041	4,711
Purchase of intangible assets	(6,020)	(196)	(2,702)
Proceeds from disposal of a subsidiary	—	82,268	—
Cash paid for investment in a joint venture	—	(96,211)	—
Cash (paid for)/acquired from acquisition of a subsidiary	(196,037)	127,720	—
Proceeds from sale of available-for-sale securities	231,163	—	—
(Increase)/decrease in restricted cash	(68,981)	23,961	(105,747)
Net cash used in investing activities	(1,678,894)	(2,061,140)	(629,974)
Cash flows from financing activities:
Proceeds from short-term bank borrowings	—	1,933,478	1,974,577
Proceeds from long-term bank borrowings	1,600,000	3,510,208	538,000
Repurchase of convertible notes	—	(28,469)	(617,937)
Proceeds from sales of claim against loaned shares	—	—	369,153
Repurchase of ADS	—	—	(15,276)
Repayment of short-term bank borrowings	(10,000)	(1,446,403)	(1,535,478)
Repayment of long-term bank borrowings	(760,000)	(681,500)	(946,000)
Proceeds from exercise of stock options	8,276	23,075	—
Net cash provided by/(used in) financing activities	838,276	3,310,389	(232,961)
Effect of exchange rate changes on cash and cash equivalents	(16,662)	(14,009)	(3,317)
Net increase/(decrease) in cash and cash equivalents	422,234	1,599,610	(857,630)
Cash and cash equivalents at the beginning of the year	1,867,248	2,289,482	3,889,092
Cash and cash equivalents at the end of the year	2,289,482	3,889,092	3,031,462
Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	114,819	170,467	243,332
Cash paid for income tax	179,658	200,839	40,007
Supplemental schedule of non-cash investing and financing activities:
Purchases of property, plant and equipment included in other payables	151,791	474,185	357,543
Issuance of ordinary shares relating to acquisition of a subsidiary	—	358,987	—

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

Majority of the Group’s business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd. (“JA Hebei”), JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”), Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”), Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”), Solar Silicon Valley and Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”), in which the Company indirectly holds a 100% interest.

As of December 31, 2012, the Company’s subsidiaries include the following entities:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
JingAo Solar Co., Ltd. (“JA Hebei”)	May 18, 2005	PRC	100%
JA Development Co., Ltd. (“JA BVI”)	July 6, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”)	November 16, 2006	PRC	100%
JA Solar USA Inc. (“JA USA”)	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd. (“JA Zhabei”)	June 22, 2007	PRC	100%
JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”)	November 19, 2007	PRC	100%
JA Solar Hong Kong Limited (“JA Hong Kong”)	December 10, 2007	Hong Kong	100%
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”)	October 11, 2008	PRC	100%
JA Solar Yangzhou R&D Co., Ltd. (“JA Yangzhou R&D”)	March 12, 2009	PRC	100%
JA Luxembourg S.a.r.l. (“JA Lux”)	June 26, 2009	Luxembourg	100%
JA Yangzhou PV Technology Co., Ltd. (“JA Yangzhou PV”)	November 23, 2009	PRC	100%
JA Solar GmbH (“JA GmbH”)	February 17, 2010	Germany	100%
JA Solar International Co., Limited (“JA International”)	May 28, 2010	Hong Kong	100%
Shanghai Jinglong Solar Technology Co., Ltd. (“JA Jinglong”)	July 5, 2010	PRC	100%
Donghai JA Solar Technology Co., Ltd. (“JA Wafer R&D”)	November 4, 2010	PRC	100%
JA (Hefei) Renewable Energy Co., Ltd. (“JA Hefei Renewable Energy”)	March 30, 2011	PRC	100%
Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”)	July 8, 2011	PRC	100%
JA Solar Investment China Co., Ltd (“JA Investment”)	October 31, 2011	PRC	100%
Silver Age Holdings Limited (“Siliver Age”)	November 30, 2011	BVI	100%
Full Shine Holdings Limited (“Full Shine”)	November 30, 2011	Hong Kong	100%
Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”)	November 30, 2011	PRC	100%
JA Solar Japan Limited (“JA Japan”)	July 12, 2012	Japan	100%
Dunhuang JA Solar Power Development Co., Ltd (“JA Dunhuang”)	July 23, 2012	PRC	100%

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

b)        Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and advances to suppliers, valuation of inventories, derivative and other financial instruments, useful lives of long-lived assets, assumptions used to measure impairment of long-lived assets and equity method investment, determination of fair value of identifiable assets and liabilities acquired through business combination, accrual for warranty and other liabilities, provision for uncertain tax positions and deferred tax valuation allowances and assumptions used in the computation of share-based compensation, including the associated forfeiture rates.

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

d)        Cash, cash equivalents and restricted cash

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Restricted cash as of December 31, 2011 and 2012 represents amounts held by banks, which are not available for the Group’s use, as collateral for issuance of letters of credit.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies(continued)

e)         Investments

Investments in entities where the Group does not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Investment in a joint venture is accounted for by the equity method of accounting as the Group has the ability to exercise significant influence but does not own a majority equity interest. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in equity gain/(loss) for the investee in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss). Unrealized gains on transactions between the Company and the joint venture are eliminated to the extent of the Group’s interest in the joint venture, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in the joint venture equals or exceeds its interest in the joint venture, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture.

f)          Allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivables in the balance sheets are stated net of such provision.

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

In addition, the Group analyzes its purchase commitments, which primarily consist of long-term fixed price polysilicon purchase agreements, at each period end. Provision, if any, is made in the current period if the anticipated inventories cost from future execution of such purchase agreements is in excess of market value. There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2010, 2011 and 2012.

In 2012, to better reflect the Group’s policy of treating inventory provision as a reduction of the cost basis in the inventory balance, the Group began to present reduction of inventory reserve related to inventory sold during the year as a component of change in inventory in the Consolidated Statement of Cash Flows as oppose to as a reduction of inventory provision. The Group has reclassified the prior period balances of RMB 171,786 and RMB 296,467 in 2010 and 2011, respectively, to conform to the current period presentation in the Consolidated Statement of Cash Flows. These reclassifications had no impact on previous reported net total cash flows from operating activities.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies(continued)

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

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the Consolidated Statements of Operations and Comprehensive Income/(Loss) upon disposal.

k)        Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Operations and Comprehensive Income/(Loss) on a straight-line basis over the lease periods.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies(continued)

l)           Business combination

Business combinations are accounted for under the acquisition method in accordance with ASC 805, Business Combinations. The consideration transferred is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the fair value of consideration transferred , fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquire is less than the fair value of the net assets of the entity acquired, the difference, a bargain purchase, is recognized as a gain directly in the Statements of Operations and Comprehensive Income/(Loss) upon obtaining control. In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed, including non-controlling interests if applicable, is based on various assumptions and valuation methodologies requiring considerable management judgment.  The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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

2.                   Summary of significant accounting policies(continued)

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

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the Consolidated Statements of Operations and Comprehensive Income/(Loss). In the years ended December 31, 2010, 2011 and 2012, the Group did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies(continued)

p)        Revenue recognition(continued)

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

•                  For customers to whom credit terms are extended, the Group assesses a number of factors to determine whether collection from the customers is reasonably assured, including past transaction history with these customers and their credit-worthiness. All credit extended to customers is pre-approved by management. If the Group determines that collection is not reasonably assured, including cases where the customers retain a portion of the full contract price as retainage after a specific period, it defers the recognition of revenue until such criterion is met, which is generally upon receipt of payment.

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

(iii)            Revenue recognition for engineering, procurement and construction services

The Group recognizes revenue using the percentage of completion method for systems integration projects for which the Group provides engineering, procurement and construction (“EPC”) services under the EPC contracts. The Group estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Group applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. The Group uses this method because management considers costs incurred to be the best available measure of progress on these contracts and management believes it has the ability to reasonably estimate and track costs. When the Group determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No contract losses were recorded in the years ended December 31, 2010, 2011 and 2012.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies(continued)

q)        Cost of revenue

Cost of revenue — solar products

Cost of revenue for solar products includes production related direct labor, direct material cost , depreciation and amortization, indirect costs, shipping (freight in) and handling costs for products sold, inventory obsolescence and lower of cost or market charge, capacity underutilization charges and warranty cost. On October 17,  2012, the U.S. Department of Commerce (DOC) has issued a final ruling on its anti-dumping and countervailing duty (CVD) investigations regarding solar photovoltaic (PV) cells manufactured in China and modules assembled from those cells. As a result, effective on December 7 2012, the Company is required to pay countervailing and antidumping duty of 15.24% and 13.94%, respectively, for solar cells manufactured in China and module assembled from those cells that are imported to U.S.

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.  For the stock options granted in the years ended December 31, 2010, 2011 and 2012, the Group used the forfeiture rate of 7.70%, 9.79%, and 9.82%, respectively.

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

2.              Summary of significant accounting policies(continued)

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

The functional and reporting currency of the Company and the majority of its subsidiaries is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”)  prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchange gains and losses are included in the Consolidated Statements of Operations and Comprehensive Income/(Loss) as a separate line item after income from operations.

For the Company’s subsidiaries whose functional currency is not RMB, the asset and liability accounts are translated into RMB, its reporting currency, using exchange rates in effect at the balance sheet dates, equity accounts are translated at historical exchange rates, and income and expense items are translated using average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulative other comprehensive income, net of tax, in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

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

2.              Summary of significant accounting policies(continued)

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

aa)      Derivative Financial Instruments-Embedded Foreign Currency Derivatives

Certain of the Group’s purchase and sales contracts are denominated in a currency which is not the functional currency of either of the contracting parties. Accordingly, the contracts contain embedded foreign currency forward contracts, which were required to be bifurcated and accounted for at fair value in accordance with ASC 815, derivatives and hedging.  Embedded foreign currency derivatives are presented as derivative assets or liabilities with the changes in fair value recorded in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

ab)      Accounting for share lending arrangement

The Company accounts for share lending arrangement in accordance with ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries. (See Note 16).

ac)       Share repurchase

When the shares are repurchased for retirement, the excess of cost over par value is charged entirely to retain earnings.

ad)      Recent accounting pronouncements

In May 2011 the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. The new guidance was adopted effective January 1, 2012, the adoption had no significant impact on the Group’s financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220) — Presentation of Comprehensive Income”. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the unaudited condensed statement of changes in shareholder’s equity. Instead, it requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance was adopted effective January 1, 2012, the adoption had no material impact on the Group’s financial statements.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies(continued)

ad)      Recent accounting pronouncements(continued)

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

In July 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies an option to first assess qualitative factors to determine whether the existence of events and circumstances indicate it is more-likely-than-not that an indefinite-lived intangible asset is impaired. If based on its qualitative assessment, a company concludes that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of this accounting standard in the first quarter of 2013 to have an impact on the Group’s financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this Update beginning on January 1, 2013 is not expected to have a material impact on the Company’s consolidated financial statements.

3.              Acquisition of Solar Silicon Valley

On July 1, 2011, in order to optimize the Group’s cost structure through selective vertical integration, the Group entered into a definitive Share Purchase Agreement with Jinglong Group Co., Ltd and Huang Chin Tien (“selling shareholders”) to acquire 100% ownership interest in Silver Age Holdings Limited (“Silver Age”), a British Virgin Island company that owns 100% of Solar Silicon Valley Electronic Science and Technology Co., (“Solar Silicon Valley”), a producer of solar wafers based in China. Silver Age was 70% owned by Jinglong Group, a company controlled by JA Solar’s Chairman, Mr. Baofang Jin, and 30% owned by Huang Chin Tien, an independent third party shareholder. Total purchase price was determined at US$ 180,000, which was based on the fair value of Solar Silicon Valley at the time of closing.  The Group would be required to issue 30,901,287 ordinary shares as consideration at a price of US$5.825 per share, representing the 45-day volume-weighted average price of JA Solar’s ADSs trading on the NASDAQ Global Market and approximately a 5.0% premium to the last closing price of the ADSs immediately prior to July 1, 2011.  Each ADS of JA Solar represents one ordinary share. The number of share consideration was fixed with no adjustment clause.

In November 2011, the acquisition was consummated, and the acquisition date was November 30, 2011, the date on which the Group obtained control over Solar Silicon Valley. The fair value of purchase consideration on the acquisition date was RMB 358,987 (US$56,549), measured at the quoted market price of US$1.83 (RMB 11.62) as of November 30, 2011. Total acquisition costs were RMB 14,798, which were expensed as incurred in the year ended December 31, 2011. The excess of the fair value of net assets of Solar Silicon Valley, over the total purchase consideration, amounting to RMB 187,387, was recorded as other income in the Consolidated Statements of Operations and Comprehensive Income/(Loss) in the year ended December 31, 2011.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.              Acquisition of Solar Silicon Valley(continued)

Purchase price allocation

The total purchase price was allocated to Solar Silicon Valley’s tangible assets, identifiable intangible assets, and assumed liabilities based on their estimated fair values as set forth below. The excess of the fair value of net assets of Solar Silicon Valley, over the total purchase consideration, amounting to RMB 187,387, was recorded as a bargain purchase in other income in the Consolidated Statement of Operations. The Group makes estimates and judgments in determining the fair value of the acquired assets and assumed liabilities, based on its experience with similar assets and liabilities in similar industries. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Solar Silicon Valley’s business.

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

3.              Acquisition of Solar Silicon Valley(continued)

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

4.              Investments in a joint venture

In March 2011, the Group entered into a joint venture agreement with MEMC Singapore to form a jointly-owned company named JA MEMC (Yangzhou) Solar Technology Company Ltd., (“JA MEMC”), to build and operate a solar cell production facility in China. Pursuant to the joint venture agreement, JA Yangzhou and MEMC each contributed a capital investment of RMB 96,211 in cash, which represents 50% of the share capital of JA MEMC. The Group accounts for its investment in the joint venture using the equity method and the Group’s share of JA MEMC’s results of operations is included in equity gain/(loss) for a joint venture in the Group’s Consolidated Statements of Operations and Comprehensive Income/(Loss). The Group’s equity in net loss of JA MEMC amounted to RMB 1,800 and RMB 5,501 for the year ended December 31, 2011 and 2012, respectively.

The Group reviews its investment in JA MEMC to determine whether a decline in fair value below the carrying value, if any, is other- than-temporary. The assets held by JA MEMC consist primarily of long-lived assets and as of December 31, 2012 JA MEMC was still in the process of pre-operation. Based on all available information, such as industry-specific condition and investee-specific reasons, the Group determined that an other-than-temporary loss in the carrying value of the investment occurred and an impairment charge of RMB 38,000 should be recorded against the investment in JA MEMC in the year ended December 31, 2012. Although assumptions used in estimates of fair value of the investment in JA MEMC are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

5.              Notes Receivable

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate its fair values. There is no allowance against notes receivable as of December 31, 2011 and 2012.

6.              Accounts Receivable, net

Accounts receivable, net, consists of accounts receivables less allowance for doubtful accounts. The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,	As of December 31,	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of the year	41,121	6,975	32,591
Allowance made during the year	1,645	27,880	200,446
Recoveries	—	(1,542)	(13,316)
Amount written off against the allowance	(35,791)	(722)	(29,750)
Balance at end of the year	6,975	32,591	189,971

The Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures the Group against customer credit default. During the year ended December 31, 2012, for sales of solar cells, the Group provided credit terms of up to 90 days to customers with good credit-worthiness as determined by the Group’s credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness. Provisions of RMB 1,645 and RMB 26,338 were made against accounts receivable for estimated losses resulting from the inability of the customers to make payments in the year ended December 31, 2010 and 2011. During the year ended December 31, 2012, provisions of RMB 187,130 were made against accounts receivables from a few customers that had financial and operational difficulties.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

7.              Inventories

Inventories consisted of the following:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Raw materials	216,509	280,257
Work-in-progress	24,948	48,357
Finished goods	489,178	601,523
Total	730,635	930,137

For the year ended December 31, 2010, 2011 and 2012, inventories were written down by RMB 182,735, RMB 386,623 and RMB 171,165, respectively, to reflect the lower of cost or market.

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

As of December 31, 2011 and 2012, outstanding prepayments, net of any allowance, made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Supplier A (third party)	927,255	759,505
Supplier B (third party)*	445,187	224,608
Supplier C (third party)	167,542	161,925

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

8.              Advances to suppliers(continued)

*M.SETEK Co., Ltd (“M.SETEK”), one of the largest suppliers located in Japan, failed to make majority of scheduled delivery since March 2011 after a magnitude-9 earthquake struck Japan and triggered a tsunami affecting vast areas in Japan. Although the production capacity of M.SETEK has returned to normal since November 2011, the Group elected to claim the outstanding prepayment from M.SETEK pursuant to the contract. In order to settle the prepayments, the Group reached a settlement agreement with M.SETEK on March 8, 2012 that M.SETEK used its dividend distribution from Hebei Ningjing Songgong, its 65%-owned subsidiary located in PRC, to repay part of the prepayments amounting to RMB 69,500, and also transfer its 65% equity interests in Hebei Ningjing Songgong at fair value amount of RMB 247,000 (“equity interest transfer price”) to the Group. For the remaining portion of the prepayment of RMB 128,687, M.SETEK will deliver polysilicon at market price to the Group until the prepayment is fully utilized. Hebei NingJin Songgong is a private company which is 65% owned by M. SETEK and 32.7% owned Mr. Baofang Jin, the Group’s Chairman, and 2.3% owned by a few third party individuals. Hebei Ningjing Songgong is primarily engaged in production of solar-grade monocrystalline silicon ingot. As of December 31, 2011, no provision was provided against prepayment made to M. SETEK as the balance was considered recoverable taken into consideration the settlement agreement and all available evidence at the time.

The share transfer agreement was formally signed on July 23, 2012 and the transaction was subject to approval by relevant government. Considering a continued decrease in selling price of solar products and recession of solar industry, the Group determined an impairment analysis is required in the year ended December 31, 2012. The Group estimated the fair value of the to be received equity interest of Hebei Ningjing Songgong as of December 31, 2012, based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates.  As a result, in the year ended December 31, 2012, an impairment provision of RMB 96,517 was provided against prepayment made to M. SETEK, as the fair value of the equity interest in Hebei Ningjing Songgong based on discounted future cash flows analysis exceeds the equity interest transfer price, which was based on the fair value of equity interest in Hebei Ningjing Songgong at the time of settlement in March 2012. Although cash flow estimates are based on relevant information available at the time the estimates are made, such estimates are, by nature, highly uncertain and judgmental and may vary significantly from actual results.

In January 2013, the share transfer transaction was completed upon obtaining approval by relevant government. (see Subsequent Events)

No other individual supplier has advance payment balances that accounted for more than 10% of the total balance as of December 31, 2012.

The following table presents the movement of the allowance for advances to supplier:

	As of December 31,	As of December 31,	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of the year	51,960	87,869	94,154
Allowance made during the year	65,366	42,194	103,139
Recoveries	(29,457)	(35,909)	(38,841)
Balance at end of the year	87,869	94,154	158,452

The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. Given all circumstance and available evidence as of December 31, 2012, management assesses the risk that the Company is not able to fully utilize the remaining advance payment balance is remote and therefore no further provision was made against remaining advance payment balance as the balance was considered recoverable. Recoveries represent cash received or product delivered subsequently.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

9.              Other current assets

Other current assets consisted of the following:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Input value-added tax recoverable	440,856	388,473
Income tax recoverable	43,781	57,741
Value-added tax refund from export sales	238,720	191,138
Prepaid input VAT & customs duty for import machinery and materials	26,803	2,096
Prepaid expenses	15,284	17,502
Prepayment for application of land use right	29,140	43,010
Foreign exchange forward contract instruments	23,351	79
Deferred issuance cost	—	10,873
Accounts receivable recovery from insurance companies	—	17,313
Deposit receivable	—	18,759
Others	42,201	60,682
	860,136	807,666

10.       Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Buildings	888,541	1,156,762
Furniture, fixtures and office equipment	63,972	79,425
Motor vehicles	18,961	25,903
Machinery and equipment	3,831,912	4,065,354
Leasehold improvements	89,763	132,542
Total *	4,893,149	5,459,986
Less: accumulated depreciation	(1,036,207)	(1,629,798)
Subtotal	3,856,942	3,830,188
Construction-in-progress	1,242,266	617,281
Property, plant and equipment, net	5,099,208	4,447,469

* Includes impairments of long-lived assets of RMB 303,068 and RMB 397,789 for respective years as impairments are treated as permanent reductions in the carrying amounts of the assets.

As of December 31, 2012, the Group pledged its buildings with the net book value of RMB 103,761 and RMB 244,751 to secure two long-term bank borrowings of RMB 130,000 and RMB 118,000 from Export-Import Bank of China and Agricultural Bank of China, respectively.

For the years ended December 31, 2010, 2011 and 2012, total interest capitalized was RMB 28,626, RMB 50,912 and RMB 51,783, respectively.

Depreciation expense was RMB 285,435, RMB 475,278 and RMB 646,955 for the years ended December 31, 2010, 2011 and 2012, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

10.       Property, plant and equipment, net(continued)

The Group evaluates long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. Considering a rapid and continued decrease in selling price of multi-crystalline wafers and inadequate utilization of machines, the Group determined a two step impairment analysis is required in the year ended December 31, 2011 and 2012. In step one impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the equipment used to produce multi-crystalline wafers were less than their carrying value, which required the step two impairment test. In the step two impairment analysis, the Group estimated the fair value based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the equipment was reduced to fair value based on the discounted cash flow analysis. This resulted in a pre-tax charge of RMB 303,068 and RMB 250,697 recorded in the impairment loss on property, plant and equipment in the Consolidated Statements of Operations and Comprehensive Income/(Loss) in 2011 and 2012, respectively. Although assumptions used in estimates of future cash flows are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

Additionally, in the year ended December 31, 2012, the Group recorded long-lived asset impairment of RMB 147,092 related to the retirement of each 300MW outdated solar cells and solar modules facilities at JA Hebei and JA Fengxian facilities, respectively.

11.       Intangible assets, net

Intangible assets, net, consisted of the following:

	Gross	Accumulated Amortization	Net
	RMB	RMB	RMB
As of December 31, 2011
Technical know-how	9,000	(7,500)	1,500
Customer relationship	3,191	(53)	3,138
Purchased software and others	15,678	(6,566)	9,112
	27,869	(14,119)	13,750

As of December 31, 2012
Technical know-how	9,000	(8,625)	375
Customer relationship	3,191	(691)	2,500
Purchased software and others	18,380	(9,375)	9,005
	30,571	(18,691)	11,880

Amortization expense was RMB 3,645, RMB 3,969 and RMB 4,572 for the years ended December 31, 2010, 2011 and 2012, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

Amortization expense of the existing technical know-how, customer relationship and purchased software for each of the next five years will be approximately RMB 1,987.

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

(In thousands, except share and per share data

12.       Income taxes(continued)

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

Pursuant to the FEIT, JA Hebei received approval to enjoy a 2-year corporate income tax exemption for 2006 and 2007, as well as a 50% corporate income tax reduction from 2008 to 2010. After the new Corporate Income Tax law became effective on January 1, 2008, JA Hebei was entitled to enjoy grandfathering treatments for the unutilized tax holiday until expiration. The Company believes that the income generated by assets newly acquired by JA Hebei through a capital injection made in 2008 were also subject to the above mentioned grandfathered tax holiday and has been in compliance with the tax filing requirements.

JA Fengxian and JA Yangzhou all had cumulative losses as of December 31, 2008 and their tax holidays were deemed to commence in 2008 and can be utilized until expiry pursuant to the new CIT Law.

JA Zhabei, which is not a production-oriented enterprise, not entitled to the tax holiday.

JA Lianyungang, which was established in 2008, JA Yangzhou R&D and JA Yangzhou PV, which were established in 2009, JA Wafer R&D and JA Jinglong, which were established/acquired in 2010, JA Hefei Renewable Energy, JA Hefei Technology and JA Investment, which were established in 2011, Solar Silicon Valley, which was acquired in 2011, are not entitled to the tax holiday.

In accordance with the new CIT Law, a company is entitled to a preferential income tax of 15% if qualifying as an Advanced and New Technology Enterprise (“ANTE”). The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years. However, a company that enjoys the preferential income tax rate should perform self-assessment to ensure it maintains the required qualification during those three years. In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. As the original approval certificate was obtained in 2011, JA Hebei used the above-mentioned 2+3 holiday for the year ended December 31, 2010. Under the new CIT Law, where the transitional preferential CIT policies and the preferential policies prescribed under the new CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. JA Hebei chose to enjoy the preferential income tax for an ANTE from January 1, 2011. JA Hebei has performed a self-assessment and determined it has not maintained the required qualification and concluded it does not qualify for the preferential CIT rate starting from 2013. In August 2011, JA Yangzhou was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. As JA Lianyungang was not entitled to enjoy any tax holiday before being recognized as and ANTE, JA Lianyungang became entitled to preferential income tax of 15% from 2011 to 2013 with no any other option. JA Fengxian was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013 and the original approval certificate was obtained in May 2012. JA Fengxian has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012.  JA Wafer R&D was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2012 to 2014. As JA Wafer R&D was not entitled to enjoy any tax holiday before being recognized as and ANTE, JA Wafer R&D became entitled to preferential income tax of 15% from 2012 to 2014 with no any other option.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data

12.       Income taxes(continued)

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. In 2012, JA Hebei declared dividends of RMB 107,804 out of the cumulative retained earnings as of December 31, 2007 to JA BVI, which is exempt for WHT. JA Yangzhou, as requested by the local tax bureau, declared dividends of RMB 210,637 out of the earnings after January 1, 2008 to JA BVI in order to meet the capital injection requirement for JA Yangzhou. Pursuit to Circular 1, the appropriation of dividend for reinvestment purpose is subject to 10% WHT, amounting to RMB 21,064, which was paid and recorded as income tax expenses for the year ended December 31, 2012. Excluding JA Yangzhou’s dividend appropriation requested by the local tax bureau, the Group intends to indefinitely reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Undistributed earnings as of December 31, 2011 and 2012 are considered to be indefinitely reinvested, and therefore, no deferred tax liability was recognized. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB 3,420,287 and RMB 2,495,613, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB 342,029 and RMB 249,561 as of December 31, 2011 and 2012.

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

The tax benefit/(expense) comprises:

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Current tax	(289,522)	(63,410)	(101,975)
Deferred tax	36,815	5,587	1,350
	(252,707)	(57,823)	(100,625)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.       Income taxes(continued)

Components of deferred tax assets consisted of the following:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	3,841	303
Amortization of intangible assets	281	2,054
Accrued warranty costs	11,333	19,294
Accrued expenses	13,009	23,074
Net loss carried forward	111,883	293,861
Depreciation of property, plant and equipment	41,896	92,235
Inventory write-down and idle capacity charges	32,821	22,367
Allowance for doubtful accounts	4,427	59,979
Allowance for advance to suppliers	14,123	31,199
Impairment loss on property, plant and equipment	62,304	120,357
Loss for equity investment in a joint venture	—	6,795
Others	9,628	24,607
Deferred tax assets	305,546	696,125
Deferred tax liabilities:
Temporary differences:
Capitalized interest	(10,691)	(25,614)
Deferred tax liabilities	(10,691)	(25,614)

Less: valuation allowance	(202,235)	(576,541)
Deferred tax assets-net	92,620	93,970

Deferred tax assets are analyzed as:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Current	39,851	20,031
Non-Current	63,460	99,553
	103,311	119,584
Deferred tax liability are analyzed as:
Current	—	—
Non-Current	(10,691)	(25,614)
	(10,691)	(25,614)
	92,620	93,970

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.       Income taxes(continued)

The following table presents the movement of the valuation allowance for deferred tax assets:

	As of December 31,	As of December 31,	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of the year	48,990	76,174	202,235
Allowance made during the year	27,184	126,061	374,306
Reversals	—	—	—
Balance at end of the year	76,174	202,235	576,541

The Group has made some portion of valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including its earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized upon the earlier of when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Reconciliation between the provision for income tax computed by applying the statutoryCIT and the Group’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2011	December 31, 2012
PRC enterprise income tax	25%	(25)%	(25)%
Effect of permanent differences:
Share based compensation and other permanent difference	1.2%	3.68%	5.62%
Effect of tax holiday and tax differential of certain subsidiaries (1)	(11.5)%	(6.09)%	(2.10)%
Effect of tax rate change (2)	(0.4)%	15.29%	(2.69)%
Additional tax for previously approved tax holiday(3)	—%	—%	5.29%
Withholding tax for dividend distribution	—%	—%	1.35%
Valuation allowance	(1.8)%	23.54%	23.97%
	12.5%	11.42%	6.44%

(1)         Effect of tax holiday and differential tax rates of certain subsidiaries decreased from 6.09% to 2.10%, which was mainly due to that certain subsidiaries that are entitled to tax holiday incurred tax losses in 2012.

(2)         Effect of tax rate change increased from (0.4%) in 2010 to 15.29% in 2011, which is mainly due to that JA Yangzhou and Jing Hai Yang Semiconductor Materials are entitled to preferential income tax rate of 15% for 2011, 2012, and 2013. Such enacted rate applicable for future years is used in deferred tax calculation for those two entities. Effect of tax rate change decreased from 15.29% in 2011 to (2.69)% in 2012, which is mainly due to that JA Hebei will not be entitled to ANTE preferential income tax rate of 15% from 2013. Such enacted rate applicable for future years is used in deferred tax calculation for JA Hebei.

(3)         In June 2012, JA Hebei received ruling from the local tax bureau of Xingtai City, Hebei Province (“the Local Tax Beureau”), which ruled that JA Hebei should not have enjoyed the previously grandfathered tax holiday related to the portion of the taxable income of JA Hebei attributable to a capital injection made in 2008 (the “2008 Capital Injection”). Consequently, the Company recorded tax payable of RMB 81,180 at the end of the second quarter of 2012 and made subsequent payment in July 2012. However, the Company believed its tax position related to the 2008 Capital Injection had been in compliance with the PRC Corporate Income Tax Law, and therefore appealed in September 2012. In December 2012, the Company received full refund from the local tax bureau and recognized a tax benefit of RMB 81,180 offsetting the initial charge in the fourth quarter. In February 2013, JA Hebei received another notice from the Local Tax Bureau, which ruled that from 2008, JA Hebei should not have enjoyed the previously approved tax holiday related to the portion of the taxable income of JA Hebei attributable to a capital injection made in 2007 (the “2007 Capital Injection”).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.       Income taxes(continued)

Consequently, the Company recorded additional income tax expenses of RMB 82,549 at the end of 2012 and made subsequent payment in March 2013. The Company believed its previous tax position related to the 2007 capital injection had been in compliance the tax law and such tax holiday and treatment had been approved by the local and province level tax authorities.  The tax payment requested by local tax bureau is a discrete item in 2012, which is a result of local tax authority’s new interpretation of the existing tax law.

The Aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2011	December 31, 2012
The aggregate dollar effect	274,886	6,290	—
Per share effect-basic	1.69	0.04	—
Per share effect-diluted	1.61	0.04	—

13.       Government grant

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

Grants relating to reimbursement of expense item are recognized as other income over the period necessary to match the grants on a systematic basis to the costs that it is intended to compensate. The Group recorded RMB 17,110, RMB 41,161 and RMB 18,672 as other income for the years ended December 31, 2010, 2011 and 2012, respectively.

Grants for the acquisition of the rights to use land are recorded as long-term liabilities and recorded to other income over the amortization period. The Group received government grant related to land use rights of RMB 32,414, RMB 35,500 and RMB 78,020 during the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, long-term liability balance of RMB 82,458 and RMB 148,738 was related to government grant for the acquisition land use rights, respectively.

14.       Prepaid land use rights

The prepaid land use rights of the Group represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 40 or 50 years.

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Cost	266,228	266,228
Less: accumulated amortization	(14,785)	(20,339)
Net book value	251,443	245,889

Current portion of prepaid land use rights (recorded in other current assets)	5,555	5,555
Non-current portion of prepaid land use rights	245,888	240,334
Total	251,443	245,889

As of December 31, 2012, the Group pledged its prepaid land use right with the net book value of RMB 77,656 to secure a long-term bank borrowing of RMB 40,000 from Agricultural Bank of China.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.                               Bank borrowings

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest rate	Interest Payment Periods
As of December 31, 2011
Short-term:
Industrial and Commercial Bank of China	September 2011	September 2012	120,000	7.300%	Together with principal
Industrial and Commercial Bank of China	November 2011	February 2012	72,460	4.556%	Together with principal
Shanghai Rural Commercial Bank	October 2011	October 2012	49,000	6.560%	Quarterly
Shanghai Pudong Development Bank	December 2011	June 2012	89,998	5.504%	Together with principal
Shanghai Pudong Development Bank	August 2011	August 2012	50,000	7.872%	Monthly
Agriculture Bank of China	November 2011	May 2012	5,671	2.189%	Together with principal
Agriculture Bank of China	November 2011	May 2012	75,611	2.219%	Together with principal
Agriculture Bank of China	November 2011	May 2012	16,759	2.162%	Together with principal
Agriculture Bank of China	November 2011	May 2012	50,407	2.234%	Together with principal
Subtotal			529,906

Long-term due in one year:
China Construction Bank	May 2010	May 2012	150,000	6.208%	Monthly
China Construction Bank	November 2010	November 2012	40,000	6.318%	Monthly
Agriculture Bank of China	May 2010	November 2012	100,000	6.318%	Monthly
Bank of Communications	October 2010	October 2012	200,000	6.626%	Quarterly
Bank of China	November 2010	May 2012	100,000	5.040%	Quarterly
Bank of China	April 2011	October 2012	200,000	6.400%	Quarterly
Bank of China	January 2011	July 2012	20,000	5.558%	Quarterly
Bank of China	May 2011	November 2012	30,000	5.760%	Quarterly
Bank of China	March 2011	September 2012	45,000	6.588%	Quarterly
Subtotal			885,000
Short-term bank borrowings and current portion of long term bank borrowings			1,414,906
Long term:
Bank of China	July 2010	July 2013	100,000	6.318%	Quarterly
Bank of China	October 2010	Septebmer 2013	100,000	6.318%	Quarterly
Bank of China	November 2010	October 2013	100,000	6.318%	Quarterly
Bank of China	June 2011	June 2013	100,000	2.752%	Half a year
Bank of China	December 2011	December 2013	20,000	6.983%	Quarterly
Agriculture Bank of China	April 2010	April 2013	80,000	6.251%	Monthly
Agriculture Bank of China	December 2010	December 2013	120,000	6.251%	Monthly
Agriculture Bank of China	October 2010	April 2013	20,000	5.985%	Monthly
Agriculture Bank of China	December 2010	June 2013	40,000	5.869%	Monthly
Agriculture Bank of China	November 2010	May 2013	10,000	5.927%	Monthly
Agriculture Bank of China	November 2010	May 2013	30,000	5.985%	Monthly
Agriculture Bank of China	July 2011	July 2014	50,000	6.916%	Quarterly
Industrial and Commercial Bank of China	April 2011	October 2013	160,000	7.315%	Monthly
Industrial and Commercial Bank of China	February 2011	November 2014	150,000	7.648%	Monthly
Industrial and Commercial Bank of China	March 2011	March 2014	140,000	6.771%	Monthly
Industrial and Commercial Bank of China	March 2011	September 2013	70,000	6.771%	Monthly
Industrial and Commercial Bank of China	April 2011	September 2013	30,000	6.771%	Monthly
Industrial and Commercial Bank of China	April 2011	March 2013	40,000	6.771%	Monthly
Industrial and Commercial Bank of China	May 2011	March 2014	20,000	6.983%	Monthly
Industrial and Commercial Bank of China	June 2011	March 2014	54,255	6.221%	Monthly
Industrial and Commercial Bank of China	December 2011	June 2014	59,161	6.221%	Monthly
Industrial and Commercial Bank of China	June 2011	January 2015	190,000	6.983%	Together with principal
Industrial and Commercial Bank of China	June 2011	January 2014	750,000	6.983%	Together with principal
Industrial and Commercial Bank of China	June 2011	January 2013	500,000	6.983%	Together with principal
Export-Import Bank of China	September 2011	September 2013	130,000	4.760%	Quarterly
China Construction Bank	June 2011	May 2013	50,000	6.400%	Monthly
Shanghai Pudong Development Bank	June 2011	June 2013	100,000	6.720%	Quarterly
China Everbright Bank	June 2011	June 2014	200,000	6.983%	Quarterly
China Merchants Bank	May 2011	March 2013	29,500	6.720%	Quarterly
China Merchants Bank	April 2011	April 2013	9,500	6.720%	Quarterly
China Merchants Bank	March 2011	March 2013	9,500	6.405%	Quarterly
Subtotal			3,461,916

Total bank borrowings			4,876,822

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.                               Bank borrowings(continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest rate	Interest Payment Periods
As of December 31, 2012
Short-term:
Industrial and Commercial Bank of China	February 2012	January 2013	100,000	7.282%	Monthly
Bank of China	May 2012	May 2013	30,000	6.780%	Quarterly
Bank of China	May 2012	May 2013	30,000	6.780%	Quarterly
Bank of China	October 2012	April 2013	100,000	6.440%	Quarterly
Bank of China	October 2012	April 2013	51,455	6.440%	Quarterly
Bank of Communications	October 2012	April 2013	100,000	5.880%	Quarterly
China Merchants Bank	October 2012	March 2013	50,000	6.048%	Quarterly
Bank of Communications	November 2012	May 2013	52,401	5.766%	Together with principal
Bank of Communications	November 2012	May 2013	51,569	5.729%	Together with principal
China Bohai Bank	November 2012	May 2013	50,000	5.600%	Together with principal
Bank of China	January 2012	January 2013	94,283	7.200%	Quarterly
Bank of China	February 2012	February 2013	102,139	7.120%	Quarterly
Bank of China	September 2012	March 2013	6,381	3.983%	Together with principal
Bank of China	September 2012	March 2013	10,336	3.983%	Together with principal
Bank of China	September 2012	March 2013	65,998	4.187%	Together with principal
China Guangfa Bank	November 2012	May 2013	39,284	2.323%	Together with principal
Agriculture Bank of China	November 2012	February 201	4,762	3.311%	Together with principal
Agriculture Bank of China	December 2012	March 2013	20,947	3.309%	Together with principal
Agriculture Bank of China	December 2012	March 2013	13,175	3.311%	Together with principal
Subtotal			972,730

Long-term due in one year:

Bank of China	July 2010	July 2013	100,000	6.318%	Quarterly
Bank of China	October 2010	September 2013	100,000	6.318%	Quarterly
Bank of China	November 2010	October 2013	100,000	6.318%	Quarterly
Agriculture Bank of China	April 2010	April 2013	80,000	6.251%	Monthly
Agriculture Bank of China	December 2010	December 2013	120,000	6.251%	Monthly
Industrial and Commercial Bank of China	April 2011	October 2013	160,000	7.315%	Monthly
Export-Import Bank of China	September 2011	September 2013	130,000	4.760%	Quarterly
Agriculture Bank of China	October 2010	April 2013	20,000	5.985%	Monthly
Agriculture Bank of China	November 2010	May 2013	10,000	5.927%	Monthly
Agriculture Bank of China	December 2010	June 2013	40,000	5.869%	Monthly
Agriculture Bank of China	November 2010	May 2013	30,000	5.985%	Monthly
Industrial and Commercial Bank of China	March 2011	September 2013	70,000	6.771%	Monthly
Industrial and Commercial Bank of China	April 2011	September 2013	30,000	6.771%	Monthly
China Construction Bank	June 2011	May 2013	48,000	5.542%	Monthly
Bank of China	June 2011	June 2013	100,000	2.752%	Half a year
Shanghai Pudong Development Bank	June 2011	June 2013	98,000	6.720%	Quarterly
China Merchants Bank	May 2011	March 2013	28,500	6.983%	Quarterly
China Merchants Bank	April 2011	April 2013	8,500	6.983%	Quarterly
China Merchants Bank	March 2011	March 2013	8,500	6.983%	Quarterly
Shanghai Pudong Development Bank	March 2012	September 2013	49,000	7.315%	Quarterly
Industrial and Commercial Bank of China	June 2011	January 2013	500,000	6.980%	Together with principal
Bank of China	December 2011	December 2013	20,000	6.983%	Quarterly
Subtotal			1,850,500
Short-term bank borrowings and current portion of long term bank borrowings			2,823,230

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.                               Bank borrowings(continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest rate	Interest Payment Periods
As of December 31, 2012
Long term
China Construction Bank	June 2012	May 2014	38,000	6.400%	Monthly
Industrial and Commercial Bank of China	December 2011	November 2014	150,000	7.315%	Monthly
China Construction Bank	May 2012	April 2014	159,000	6.650%	Monthly
Bank of Xingtai	September 2012	September 2014	100,000	6.519%	Monthly
Industrial and Commercial Bank of China	March 2011	March 2014	140,000	6.771%	Monthly
Industrial and Commercial Bank of China	April 2011	March 2014	40,000	6.771%	Monthly
Industrial and Commercial Bank of China	May 2011	March 2014	20,000	6.983%	Monthly
Industrial and Commercial Bank of China	June 2011	March2014	54,122	6.221%	Monthly
China Everbright Bank	June 2011	June 2014	200,000	6.458%	Quarterly
Industrial and Commercial Bank of China	December 2011	June 2014	59,017	6.221%	Monthly
Industrial and Commercial Bank of China	June 2011	January 2015	190,000	6.980%	Together with principal
Industrial and Commercial Bank of China	June 2011	January 2014	750,000	6.980%	Together with principal
Bank of China	April 2012	April 2014	30,000	7.836%	Quarterly
Agriculture Bank of China	August 2012	February 2019	40,000	7.009%	Quarterly
Agriculture Bank of China	September 2012	August 2019	118,000	7.009%	Quarterly
Subtotal			2,088,139

Total bank borrowings			4,911,369

The bank borrowings outstanding as of December 31, 2011 and 2012 bore an average interest rate of 6.40% and 6.49% per annum, respectively. These loans are borrowed from various financial institutions. The borrowings have 3-month to 84-month terms and expire at various times. The unused lines of credit were RMB 1,199,361, which were available as of December 31, 2012. These facilities contain no specific renewal terms and require no collateral.

Interest incurred for bank borrowings for the years ended December 31, 2010, 2011 and 2012 amounted to RMB 58,045, RMB 212,153 and RMB 348,510, respectively, of which RMB 14,355, RMB 39,320 and RMB 45,059 was capitalized in the cost of property, plant and equipment.

JA Solar and China Development Bank Shanghai Branch (“CDB”) entered into a financial partnership agreement in September 2010, pursuant to the agreement, CDB agrees to provide up to RMB 30 billion of credit facilities to JA Solar from 2010 to 2015 to support JA Solar’s capital needs under its long-term growth and corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company. As of December 31, 2011 and 2012, the Group had drawn down RMB nil and RMB nil of the credit facility, respectively.

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2013	1,850,500
2014	1,740,139
2015	190,000
2016	—
Thereafter	158,000

Total	3,938,639

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

16.  Senior Convertible Notes

On May 13, 2008, the Company entered into an underwriting agreement for the sale by the Company to the public of $350,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2013 (the “Senior Notes”). The Company granted to the underwriters a 30-day option to purchase up to an additional $50,000 aggregate principal amount of Senior Notes. On May 19, 2008, the Company completed its public offering of $400,000 aggregate principal amount of its Senior Notes which includes the underwriter’s exercise of their option. Net proceeds to the Company from the offering were approximately RMB 2,709,538. The Company’s financing costs of RMB 80,010 associated with the Senior Notes are amortized through interest expense over the life of the Senior Notes from May 2008 to the first put date, or May 2013 using the effective interest rate method. The amount amortized to interest expense for the year ended December 31, 2010, 2011 and 2012 was RMB 7,552, RMB 9,364 and RMB 9,656, respectively. This change in the balance of deferred issuance cost includes the pro-rata reduction of deferred issuance cost that is a component of the extinguished gain from the Senior Notes bought back by the Group.

The Senior Notes bear interest at the rate of 4.5% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2008. The Senior Notes will mature on May 15, 2013 unless previously repurchased by the Company or converted in accordance with their terms prior to such date. On or after May 15, 2011, the Company has the option to redeem for cash all or part of the Senior Notes at principal if the closing sale price of the Company’s ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day on which notice of redemption is provided. If certain fundamental changes occur at any time prior to maturity, holders of the Senior Notes may require the Company to repurchase their Senior Notes in whole or in part for cash equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase. The interest expense recognized for interest payable to the Senior Notes holders was RMB 67,876, RMB 65,959 and RMB 56,893 for the years ended December 31, 2010, 2011 and 2012 respectively.

Each $1,000 principal amount of the Senior Notes will initially be convertible into 6.5628 American Depository Shares, or ADSs, par value $.0001 per share at a conversion price of $152.375, subject to adjustment. The Senior Notes are convertible at maturity and upon certain other events, including when the trading price of the Company’s ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter.

The Company used the proceeds from the issuance of the Senior Notes for the purchase and construction of manufacturing equipment and facilities, the purchase and prepayment of raw materials, working capital and other general corporate purposes.

The Company’s functional currency is different from the denomination of the Senior Notes and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Senior Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Senior Notes over the life of the Senior Notes. The change in fair value of the Embedded Derivatives of RMB 70,458, RMB 66,142 and RMB 32 was recorded in Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2010, 2011 and 2012, respectively. This change in fair value excludes the pro-rata reduction of the Embedded Derivatives that are a component of the extinguishment gain from the Senior Notes bought back by the Group. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 95,547 RMB 104,195 and RMB 96,532 for the years ended December 31, 2010, 2011 and 2012, respectively.

During the years ended December 31, 2010, 2011 and 2012, the Company bought back US$ nil, US$ 6,145 and US$ 105,427 (par value) of the Senior Notes, respectively, at prices ranging from 72.48% to 95.35% of face value. The gain/(loss) from the Senior Notes buyback was RMB nil, RMB 4,312 and RMB (8,466) respectively, for the years ended December 31, 2010, 2011 and 2012. As of December 31, 2012, the notional outstanding amount of the Senior Notes was RMB 732,896 (US$ 116,601). The estimated fair value of the Senior Notes as of December 31, 2012 was RMB 696,170 (US$ 110,758).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

16.  Senior Convertible Notes(continued)

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

On September 15, 2008 and October 3, 2008, respectively, one of the counterparties and its affiliate filed for protection under Chapter 11 of the US Federal Bankruptcy Code, an event of default under the agreement. As a result of the default, the Counterparty is not expected to perform its obligations if such obligations were to be triggered. The Company has written down the fair value of the derivative in relation to this counterparty to nil given the counterparty is in bankruptcy and lacks the ability and intent to settle the contract as of period end. The fair value of the derivative asset purchased from the other counterparty was RMB nil as of December 31, 2011 and 2012 respectively. The change in fair value of this derivative recorded in change in fair value of derivatives in the consolidated statement of operation was RMB 5,094, RMB (9,127) and RMB nil for the years ended December 31, 2010, 2011 and 2012 respectively.

On March 7, 2012, the Company entered into a Termination Agreement with Lehman Brothers OTC Derivatives Inc. and Lehman Brothers Holdings Inc. to terminate the transactions governed by an agreement dated May 13, 2008 between Lehman Brothers OTC Derivatives Inc. and the Company, which supplements, forms part of, and is subject to, an agreement in the form of the 1992 ISDA Master Agreement. The termination had minimal financial impact.

ADS Lending Agreement

Concurrent with the offering and sale of the Senior Notes on May 12, 2008, the Company entered into a share lending agreement (the “ADS Lending Agreement”) with certain financial institutions (the “ADS Borrower (s)”), pursuant to which the Company loaned 2,625,104 ADSs (the “Loaned ADSs”) to the ADS Borrowers. The ADS Borrowers will receive all of the proceeds from the sale of the borrowed ADSs. The Company will not receive any proceeds from the sale of the borrowed ADSs pursuant to the ADS Lending Agreement, but the Company will receive from the ADS Borrowers a nominal lending fee of $0.0005 per ADS for each ADS that the Company loaned pursuant to the ADS Lending Agreements.  The nominal lending fee is reported as increases to additional paid in capital. These Loaned ADSs must be returned to the Company no later than May 15, 2013, or sooner if certain conditions are met. In the event of default, the ADS Borrower is required to return the loaned shares to the Company. If unable to do so, at the Company’s request, the ADS Borrower shall pay cash equal to the market value of unreturned shares. The purpose of the share lending arrangement was to facilitate the investors of the Senior Convertible Notes to hedge the conversion option in such Notes.

These shares were considered issued and outstanding for corporate law purposes at the time they were loaned; however, at the time of the loan they were not considered outstanding for the purpose of computing and reporting earnings per share because these shares were to be returned to the Company no later than May 15, 2013, the maturity date of the Senior Notes. On September 15, 2008, one of the ADS borrowers, who the Company had loaned 1,312,552 ADSs, filed for protection under Chapter 11 of the federal Bankruptcy Code and was placed into administration proceeding in the United Kingdom.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

16.  Senior Convertible Notes(continued)

As a result of the bankruptcy filing and the administration proceeding, the ADS Lending Agreement automatically terminated and the ADS Borrower was contractually required to return the Loaned ADSs to the Company. The Company has since demanded the immediate return of all outstanding borrowed shares, however, the shares have not yet been returned. Also under the agreement, the ADS borrower was supposed to transfer collateral to an affiliate equal to the fair value of the shares loaned after it received a credit downgrade on September 15, 2008. Such collateral was to be held in a collateral account for the Company. No collateral transfer was made and the Company is not aware of any collateral account existing. While the Company believes it is exercising all of its legal remedies, it has included these shares in its per share calculation on a weighted average basis due to the uncertainty regarding the recovery of the borrowed shares.

On January 1, 2010, the Company adopted ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. The Company estimated that the fair value of the share lending arrangement at issuance was RMB 230,729, which was recognized as an issuance cost of the Senior Convertible Notes, with an offset to additional paid-in capital. Issuance costs were deferred on the balance sheet and amortized over the life of the Senior Convertible Notes. In the year ended December 31, 2008, due to the bankruptcy of one of the ADS borrowers, the Company assessed it became probable that the borrower would default. As result, the Company recognized an expense of RMB 469,042, which equaled to the then fair value of the 1,312,552 ADSs lent to the borrower, net of the fair value of probable recoveries, with an offset to additional paid-in capital. Probable recoveries were estimated as nil at the time in 2008. The fair value of the outstanding loaned shares was RMB 55,411 (US$ 8,794) and RMB 35,230 (US$ 5,605) as of December 31, 2011 and 2012, respectively. The unamortized amount of the issuance costs associated with the share-lending arrangement included in the deferred issuance cost in the balance sheet were RMB 51,028 and RMB 8,253 as of December 31, 2011 and 2012, respectively. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 20,815, RMB 27,335 and RMB 29,537 for the years ended December 31, 2010, 2011 and 2012, respectively.

In June 2012, a Claims Determination Deed was entered into between the Company and One ADS Borrower (the “Claims Determination Deed”), admitting the Claim (the “Claim”) against the Borrower as a general unsecured claim which qualifies for dividends from the Borrower for an amount of GBP 38.2 million (RMB 380,075). On June 29, 2012, the Company entered into an agreement through private negotiation with a carefully selected group of claims purchasers to sell certain rights pertaining to the claim against the Borrower and all rights to receive distribution payments from the Borrower in exchange for cash consideration of GBP 37.1 million (RMB 369,153). As required under the claim transfer procedures, the joint administrators of the Borrower have acknowledged the sale of the Claim to the purchaser on August 9, 2012. There is no recourse from the purchaser to the Company if the claim is not satisfied in full by the Borrower. A gain of RMB 369,153 was recorded as other income in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

17.  Other payables to third parties

Other payables consisted of the following:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Purchases of property, plant and equipment	474,185	367,426
Miscellaneous tax payables	18,253	25,011
Deposits	3,008	6,049
Labor services payables	12,438	13,883
Logistic charges	894	37,528
Others	18,949	30,218
Total other payables	527,727	480,115

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

18.  Accrued expenses

Accrued expenses consisted of the following:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Professional service fees	32,537	21,970
Interest	65,168	167,198
Utilities	9,445	909
Logistic charges	33,812	9,154
Others	11,715	27,066
Total accrued expenses	152,677	226,297

19.  Accrued warranty cost

The movement of Group’s accrued warranty costs for solar module is summarized below:

	As of December 31,	As of December 31,	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB
Beginning balance	5,931	31,277	78,751
Warranty provision	25,346	47,474	42,167
Warranty utilization	—	—	(6,692)
Ending balance	31,277	78,751	114,226

20.  Share-based compensation

As of December 31, 2012, the Company had one share-based compensation plan, which is described below.

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

a)    Options

During the year ended December 31, 2012, the Company granted 2,207,000 ordinary share options to certain of its employees. The exercise price of the options ranges from US$1.37 to US$1.83.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation(continued)

The Group recognized a pre-tax charge of RMB 28,559, RMB 12,810 and RMB 12,980 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 249, RMB 268 and RMB 1,256 was capitalized in the cost of inventory as of December 31, 2010, 2011 and 2012, respectively), for the years ended December 31, 2010, 2011 and 2012 associated with the expensing of stock options, respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010 and 2012 were US$ 4.88 and US$ 1.4, respectively. No option grants were made in 2011. The compensation that has been charged for the option, net of the amounts reversed for options forfeited in excess of amounts estimated at the grant date, was RMB 28,310, RMB 12,542 and RMB 11,724 for the years ended December 31, 2010, 2011 and 2012, respectively. The amounts reversed associated with options forfeited were RMB 1,737, RMB 5,110 and RMB 1,616 for the years ended December 31, 2010, 2011 and 2012, respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

The Group used the forfeiture rate of 7.70%, 9.79% and 9.82% respectively for the years ended 2010, 2011 and 2012.

As of December 31, 2010, 2011 and 2012, there was RMB 25,316, RMB 5,491 and RMB 3,788 of total unrecognized compensation cost related to non-vested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 14 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees during the years ended December 31, 2010, 2011 and 2012 respectively:

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Average risk-free rate	2.74%	—	1.09%~1.27%
Weighted average expected option life	6 years	—	5.75 years
Volatility rate	70%	—	80.5%
Dividend	—	—	—

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation(continued)

The following table summarizes information with respect to share options outstanding on December 31, 2012:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Year)	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2010	3,835,650	6.05	8.28	3,337
Granted	—	—	—	—
Forfeited	(371,750)	4.41	—	—
Exercised	(773,250)	4.55	—	—
Outstanding at December 31, 2011	2,690,650	6.71	7.17	—
Granted	2,207,000	1.40		—
Forfeited	(540,600)	4.60		—
Exercised	—	—
Outstanding at December 31, 2012	4,357,050	4.28	7.62	—
Exercisable at December 31, 2012	1,662,850	7.79	5.85	—

The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $1,166, $2,077 and $ 0, respectively.

b)    Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

Upon vesting, the shares will be issued by the Company.

The following table summarizes information with respect to RSUs outstanding on December 31, 2012:

	Shares	Weighted Average Fair Value (US$)
Nonvested at December 31, 2010	2,428,000	4.90
Granted	880,000	5.87
Vested	(587,500)	4.80
Forfeited	(227,500)	6.00
Nonvested at December 31, 2011	2,493,000	5.17
Granted	90,000	0.79
Vested	(95,000)	5.92
Forfeited	(50,000)	5.85
Nonvested at December 31, 2012	2,438,000	4.97

For RSUs, the Company recognized a pre-tax charge of RMB 43,226, RMB 27,377 and RMB 20,249 (included in selling, general, and administrative expenses) for the years ended December 31, 2010, 2011 and 2012, respectively. Unrecognized compensation expense related to the RSUs as of December 31, 2010 and 2012 were RMB 31,578 and RMB 11,024, respectively. The cost is expected to be recognized over a remaining weighted average period of 22 months.  The fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was RMB 23,022, RMB 20,738 and RMB 997, respectively.

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

The Group accounts for derivative instruments pursuant to ASC 815, Derivatives and Hedging, as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other assets or other liabilities in the Consolidated Balance Sheets. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Group has evaluated various factors and determined whether there is effectiveness with respect to certain foreign-currency forward contracts and whether these foreign currency forward exchange contracts qualified for foreign currency cash flow hedge accounting. When hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in change in fair value of derivatives in the Consolidated Statements of Operations and Comprehensive Income/(Loss). During the year ended December 31, 2011, the Group entered into foreign exchange forward contracts with a notional amount of Euro 295,902 and US Dollar 374,738. During the year ended December 31, 2012, the Group entered into foreign exchange forward contracts with a notional amount of Euro 158,463, GBP 4,153 and US Dollar 87,119. As of December 31, 2011, the Group had outstanding foreign currency forward exchange contracts with notional amounts of Euro 23,617 and US Dollar 41,167. As of December 31, 2012, the Group had outstanding foreign currency forward exchange contracts with notional amounts of US Dollar 848.

The gain/(loss) from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was RMB 2,326, RMB 9,428 and RMB (11,755) for the years ended December 31, 2010, 2011 and 2012, respectively. The gain from the change in the fair value on those foreign currency forward exchange contracts not qualifying for hedge accounting, which is recorded in change in fair value of derivatives, was RMB nil, RMB 33,323 and RMB 9,303 for the years ended December 31, 2010, 2011 and 2012, respectively.

The following table displays the outstanding notional balances and the estimated fair value of the Group’s foreign-currency forward exchange contracts and embedded derivatives as of December 31, 2011 and 2012:

	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	RMB
	Notional Amount	Estimate fair value	Notional Amount	Estimate fair value
Foreign exchange forward contracts under cash flow hedge, recorded in other current assets)	158,898	11,755	—	—
Foreign exchange forward contracts not designated as hedging instruments, recorded in other current assets	293,270	11,596	5,333	79
Embedded derivatives underlying convertible notes recorded in embedded derivatives	—	(32)	—	—

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

22.  Mainland China contribution plan and profit appropriation

a)    China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. However, the Group is not responsible for meeting any obligations under the plan. The total contribution for such employee benefits was RMB 39,069, RMB 72,677 and RMB 95,929 for the years ended December 31, 2010, 2011 and 2012, respectively.

b)    Statutory reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries in the PRC should make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The subsidiaries in the PRC are required to transfer at least 10% of their profit after taxation (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end)  to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the PRC subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends.

The general reserves made by the Group’s PRC subsidiaries in 2010, 2011 and 2012 were RMB 186,284, RMB 22,815 and nil, respectively. During the years ended December 31, 2012, the Group made a reversal of RMB 3,654, from the common statutory reserve fund to retained earnings due to an adjustment related to income tax filing difference was made in its local PRC GAAP accounts.

c)     Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd.	RMB 1,000,000
Shanghai JA Solar Technology Co., Ltd.	US$ 80,000
Shanghai JA Solar PV Technology Co., Ltd.	US$ 20,000
JA Solar Technology Yangzhou Co., Ltd.	US$ 260,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	US$ 88,000
JA Solar Yangzhou R&D Co., Ltd.	RMB 50,000
JA Yangzhou PV Technology Co., Ltd.	US$ 10,000
Shanghai Jinglong Solar Technology Co., Ltd.	RMB 180,000
Donghai JA Solar Technology Co., Ltd.	RMB 50,000
JA (Hefei) Renewable Energy Co., Ltd.	US$ 15,000
Hefei JA Solar Technology Co., Ltd.	RMB 1,440,000
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	US$ 36,986
Dunhuang JA Solar Power Development Co., Ltd	RMB 3,000

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

23.  Earnings (loss) per share

Basic and diluted net (loss)/ earnings per share for the years ended December 31, 2010, 2011 and 2012 are calculated as follows:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Numerator:

Numerator for basic earnings/(loss) per share from continuing operations	1,775,181	(572,098)	(1,662,257)
Dilutive effect of:
Change in fair value of embedded derivatives underlying convertible notes	(70,458)	—	—
Foreign exchange gain on convertible notes	(33,021)	—	—
Accretion of non-cash interest charge on convertible notes	95,547	—	—
Amortization of deferred issuance cost in relation to convertible notes	28,368	—	—
Interest expense of convertible notes	67,876	—	—
Capitalized interest	(28,626)	—	—
Numerator for diluted earnings/(loss) per share from continuing operations	1,834,867	(572,098)	(1,662,257)

Numerator for basic (loss)/earnings per share from discontinued operations	(19,830)	7,753	—
Numerator for diluted (loss)/earnings per share from discontinued operations	(19,830)	7,753	—
Denominator:
Denominator for basic earnings per share - weighted average ordinary shares outstanding	162,900,657	167,101,076	194,788,429
Dilutive effect of share options and RSUs*	728,804	—	—
Dilutive effect of convertible notes*	7,487,223	—	—
Denominator for diluted earnings per share	171,116,684	167,101,076	194,788,429

Basic earnings/(loss) per share from continuing operations	10.90	(3.42)	(8.53)
Diluted earnings/(loss) per share from continuing operations	10.72	(3.42)	(8.53)

Basic (loss)/earnings per share from discontinued operations	(0.12)	0.04	—
Diluted (loss)/earnings per share from discontinued operations	(0.12)	0.04	—

* These potentially dilutive securities totaling 7,875,966 and 5,628,371 in 2011 and 2012, respectively, were not included in the calculation of dilutive earnings per share in 2011 and 2012 because of their anti-dilutive effect.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

24.       Related party transactions

a)                                     Amounts due to related parties consisted of the following:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Payables to Hebei Jinglong Industry and Commerce Group Co., Ltd. (“Hebei Jinglong”) -short term	73,097	32,101
Payables to Jing Wei Electronics Co., Ltd.-short term	47,754	67,227
Payables to Heibei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”) -short term	4,294	48,081
Others-short term	37,344	58,230
Total amounts due to related parties-short term	162,589	205,639

b)             Amounts due from related parties consisted of the following:

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB
Advances to Hebei Jinglong-short term	10,740	86,712
Advances to Hebei Jinglong-long term	38,333	21,252
Advances to others-short term	3,439	553
Receivables from Ningjin Songgong-short term	19,077	5,045
Receivables from others-short term	18,215	32,242
Total amounts due from related parties	89,804	145,804

c)              Transactions with Hebei Jinglong

Wafer supply

In July 2006, the Group entered into a master long-term supply contract (the “Jinglong Long-term Supply Contract”) with Hebei Jinglong, which owns 29.5% equity interest of the Group as of December 31, 2012, for the supply of silicon wafers. The Jinglong Long-term Supply Contract had an initial term of four and half years, from July 2006 to December 2010, which automatically extended for another three years until the end of 2013. The Group has also entered into various short-term supply contracts with Hebei Jinglong for the supply of silicon wafers (together with the Jinglong Long-term Supply Contract the “Jinglong Supply Contracts”). Under the Jinglong Supply Contracts, Jinglong Group has agreed to supply the Group with silicon wafers at prevailing market prices with a reasonable discount and under prepayment arrangements. The Group has entered into various supplemental agreements to the Jinglong Supply Contracts to specify certain performance terms, including amendment of prepayment amounts and their utilization. The prepayment and delivery terms under the existing Jinglong Long-term Supply Contract had been revised subsequently in August 2007, September 2008, and February 2009.

The Group reviewed the contracts under ASC 815, Derivatives and Hedging, and ASC 810, Consolidation, and determined that they don’t contain an embedded derivative nor would the supplier contracts cause the supplier to be a variable interest entity.

For the years ended 31 December 2010, 2011 and 2012, the Group purchased RMB 1,629,433,RMB 1,506,609 and RMB 191,339 respectively, of silicon wafers from Jinglong Group under the Jinglong Supply Contracts and from Solar Silicon Valley before it was acquired by the Group in November 2011. The Group will continue to purchase silicon wafers from Jinglong Group.

Unused prepayments were RMB 49,073 and RMB 107,964 at December 31, 2011 and 2012, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

24.       Related party transactions(continued)

Outsourcing service

The Group outsourced wafer processing services to Hebei Jinglong and Silicon Valley, where they helped the Group turn polysilicon into wafers. The outsourcing service fee was RMB 2,275, RMB nil and RMB 17,899 for Hebei Jinglong for the years ended December 31, 2010, 2011 and 2012 respectively, RMB 4,138 and RMB 8,874 for Solar Silicon Valley for the years ended December 31, 2010 and 2011 before acquisition of Silicon Valley, respectively.

Management fees and leasing

The Group leases properties from Hebei Jinglong and another related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB 12,180, RMB 12,000 and RMB 12,000 for the years ended December 31, 2010, 2011 and 2012, respectively.

Guarantee

As of December 31, 2011, the Group provided guarantees to Hebei Jinglong for short-term bank borrowing with a principal of RMB 366,000 while the Group also received guarantees from Heibei Jinglong for short-term bank borrowing with a principal of RMB 170,000. The Group monitors the financial performance of Hebei Jinglong on a monthly basis, and also evaluates the availability of Hebei Jinglong from alternate sources. No amounts have been accrued as a loss contingency related to this guarantee because payment by the Group is not probable.  The fair value of the guarantee as of December 31, 2011 was not material. There is no guarantee provided to Hebei Jinglong as of December 31, 2012.

Acquisition of Solar Silicon Valley

On November 30, 2011, the Group completed the acquisition of 100 percent of the shares of Solar Silicon Valley for a share consideration of RMB 358,987 (Note 3).

d)             Transactions with other related parties

	For the year ended December 31, 2010	For the year ended December 31, 2011,	For the year ended December 31, 2012
	RMB	RMB	RMB
Sales of products
Subsidiaries of Hebei Jinglong	19,494	8,858	172,623
Ningjin Songgong	—	13,035	67,393
Others	140,670	45,897	3,204
Total	160,164	67,790	243,220

Purchase of products
Subsidiaries of Hebei Jinglong	837,505	1,128,937	464,511
Ningjin Songgong	32,205	2,932	350,685
Others	5,482	—	12,515
Total	875,192	1,131,869	827,711

Processing service	232,163	27,369	19,086
Subsidiaries of Hebei Jinglong	—	14,147	7,618
Others	232,163	41,516	26,704
Total

Purchase of equipment
Subsidiaries of Hebei Jinglong	10	460	2,481
Total	10	460	2,481

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

24.       Related party transactions(continued)

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

25.                          Contingencies and Commitments

a)   Legal contingencies

In December 2008, the Company was named as defendant in two putative securities class actions filed in the United States District Court for the Southern District of New York: Ellenburg v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 10475 (filed on December 3, 2008) and Zhang v. JA Solar Holdings Co., Ltd., et al., Civil Action No. 08 CV 11366 (filed on December 31, 2008). The complaints in the two actions, which are substantially identical, also name as defendants Mr. Huaijin Yang, our former chief executive officer, and Mr. Daniel Lui, our former chief financial officer and chief strategy officer, and allege that the defendants committed securities fraud in violation of Section 10(b) of the United States Securities and Exchange Act. The Court consolidated the two cases in April 2009. In February 2011, the Company reached an agreement in principle to settle these securities class action lawsuits. Under the terms of the proposed settlement, a sum of US$ 4,500 (less any award of attorneys’ fees and costs to counsel for the class that may be approved by the Court) will be made available to shareholders who may qualify for a distribution under the settlement. As part of the settlement, the plaintiff agreed to dismiss the action and drop all claims against the Company and the individual defendants. The Court granted final approval of the settlement terms in June 2011. The Group paid total settlement amount of RMB 29,808 (US$ 4,500) in the year ended December 31, 2011. There was no outstanding legal contingency as of December 31, 2011 and 2012.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.                          Contingencies and Commitments(continued)

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

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Group’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Group for the full stated purchase price of polysilicon or silicon wafers the Group is obligated to purchase each year, whether or not the Group actually purchases the contractual volume. In addition to the “take or pay” supply agreements, the Group has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on prevailing market price or relevant energy price index. Purchases made under “take or pay” agreements amounted to RMB 1,315,832, RMB 1,600,725 and RMB 1,098,601 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group’s future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

	“Take or pay” supply agreements	Other Multi-year supply agreements *	Total
	(in RMB)	(in RMB)	(in RMB)
Twelve Months Ending December 31
2013	1,719,219	221,694	1,940,913
2014	1,318,069	334,490	1,652,559
2015	1,640,516	334,957	1,975,473
2016	1,604,688	427,576	2,032,264
2017	1,568,861	—	1,568,861
Thereafter	3,116,979	—	3,116,979
Total	10,968,332	1,318,717	12,287,049

* includes only purchase commitments with fixed or minimum price provisions.

In addition, the Group has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms. The Group has committed to purchase polysilicon and silicon wafers with the quantity of 3,000 metric tons and 2,260 million pieces respectively during 2013 to 2016, which are with variable price provisions and not included in the above table.

Outstanding supplier advances made to suppliers with whom the Group has entered into “take or pay” arrangements amounted to RMB 1,163,350 and RMB 885,102 as of December 31, 2011 and 2012, respectively.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.                          Contingencies and Commitments(continued)

                      c)              Operating lease commitments

As of December 31, 2012, the Group has several operating lease agreements to lease certain assets, including offices, dormitory and land. These non-cancelable operating leases expire from July 2010 to May 2017, with rental fees that approximates market rents.

Future minimum obligations for operating leases are as follows:

(in RMB)
2013	52,514
2014	40,990
2015	40,688
2016	34,697
2017	574
Thereafter	—
Total	169,463

Rent expense under all operating leases was RMB 17,786, RMB 14,992 and RMB 23,357, for the years ended December 31, 2010, 2011 and 2012, respectively.

d)             Capital expenditure

As of December 31, 2012, the Group had contracted for capital expenditure on machinery and equipment of RMB 496,390.

26.       Fair value measurements

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

26.       Fair value measurements(continued)

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

26.       Fair value measurements(continued)

Recurring change in fair value

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

As of December 31, 2012, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contract instruments	79	—	79	—

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 embedded derivatives underlying convertible notes for the year ended December 31, 2011 was as follows:

Balance at December 31, 2010	(66,174)
Unrealized gains included in Change in fair value of derivatives	66,142
Balance at December 31, 2011	(32)

A summary of changes in Level 3 embedded derivatives underlying convertible notes for the year ended December 31, 2012 was as follows:

Balance at December 31, 2011	(32)
Unrealized gains included in Change in fair value of derivatives	32
Balance at December 31, 2012	—

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.       Fair value measurements(continued)

Assets valued at Fair Value on a Non-recurring basis

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

As of December 31, 2012

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (losses)
Assets:
Long-lived assets	515,854	—	—	515,854	(397,789)
Investment in a joint venture	50,910	—	—	50,910	(38,000)

The long-lived assets represent property, plant and equipment for production of multi-crystalline wafers and certain machines which cannot be used for production due to poor physical condition or outdated facilities(Note 10).

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360—10, long-lived assets held and used with a carrying amount of RMB 913,643 were written down to their fair value of RMB 515,854, resulting in an impairment charge of RMB 397,789, which was calculated based on Level 3 Inputs and included in earnings for the period.

Investment in a joint venture represents investment in JA MEMC with a carrying amount of RMB 50,910. An other-than-temporary impairment charge of RMB 38,000 was recorded against the investment in JA MEMC in the year ended December 31, 2012. (Note 4).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.       Fair value measurements(continued)

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Embedded derivatives underlying convertible notes (see Note 16)	70,458	66,142	32
Capped call options (see Note 16)	5,094	(9,127)	—
Embedded foreign currency derivatives	(1,024)	(5,464)	—
Foreign exchange forward contracts not designated as hedging instruments	—	33,323	9,302
	74,528	84,874	9,334

27.       Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
China	6,010,415	5,546,700	3,086,589
Outside China:
Germany	2,126,975	2,110,751	1,265,827
Rest of the world	3,623,390	3,075,403	2,366,649
Total outside China	5,750,365	5,186,154	3,632,476
Total net revenue	11,760,780	10,732,854	6,719,065

The Group’s long-lived fixed assets are all located in China.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.       Certain risks and uncertainties

a)      Major customers

There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2011 and 2012.

Accounts receivable from the 3 customers with the largest receivable balances represents 40% and 24% of the balance of accounts receivable at December 31, 2011 and 2012, respectively. The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

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

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

c)      Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 3,463,198 and RMB 2,295,838 as of December 31, 2011 and 2012, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

29.  Ordinary shares

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

30.  ADS ratio change

The Company received a notice on October 11, 2012 from the NASDAQ Stock Market LLC stating that, based upon the closing bid price of the Company’s American Depositary Shares (“ADS”) for 30 consecutive business days, the Company no longer meets the requirement set forth in NASDAQ Marketplace Rule 5450(a) (1), which requires listed securities to maintain a bid price of US$1.00 per ADS (the “Minimum Bid Price Rule”). In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company was provided with a period of 180 calendar days, or until April 9, 2013, to regain compliance with the Minimum Bid Price Rule.

Effective on December 10, 2012, the Company changed the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing five (5) ordinary shares. Pursuant to the ratio change, each shareholder of record at the close of business on December 7, 2012 was required to exchange every five ADSs then held for one new ADS. The ratio change brought the Company back into compliance with all NASDAQ listing standards.

31.  Share repurchase

On June 8, 2012, our board of directors approved US$100 million share repurchase program, which provided authorization to purchase up to US$100 million worth of our outstanding ADSs. During the year ended December 31, 2012, the Company repurchased 2,469,700 shares at a cost of US$2,411 (RMB 15,276). When the shares are repurchased for retirement, the excess of cost over par value is charged entirely to retain earnings.

32.  Subsequent events

Other than the transactions occurring in 2012 already described above, the following events have taken place in 2013:

a)             Loan borrowing

During January 2013 to the report date, the Group borrowed short-term loans of RMB533,961 from various financial institutions in the PRC, among which, two short-term loans of RMB 200,000 and RMB 28,000 were guaranteed by Hebei Jinglong Group. The borrowings have two months to one year terms and will expire at various times. The average interest rate is 6.30% per annum. The Group also repaid loans of RMB 524,277 during the subsequent period.

b)             Share transfer of Hebei NingJin Songgong

In January 2013, M.SETEK transferred its 65% equity interests in Hebei Ningjing Songgong to the Group upon obtaining relevant government approval for a total consideration of RMB 150,483. The group started consolidating Hebei Ningjing Songgong effective February 1, 2013. (see Note 8). Due to the limited time since the acquisition date, the initial purchase allocation for the business combination is incomplete at this time. As a result, we are unable to provide disclosures of the amounts that will be recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed as well as the required pro forma disclosures of revenues and earnings of the combined entity.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

33.    Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 5,038,415 or 103.0% of the Company total consolidated net assets as of December 31, 2012. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

34.  Additional information — condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from January 1, 2010 to December 31, 2012.

The subsidiaries did not pay dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2012.

	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2012
	RMB	RMB	RMB

Revenues	—	—	—
Total operating expenses	(21,883)	(32,063)	(22,576)
Loss from operations	(21,883)	(32,063)	(22,576)
Interest expense	(191,791)	(206,853)	(192,618)
Change in fair value of derivatives	75,552	57,015	32
Share of income/(loss) from subsidiaries	1,724,291	(465,989)	(1,809,926)
Convertible bond buyback gain/(loss)	—	4,312	(8,466)
Other income	169,182	79,233	371,297
Income/(loss) before income taxes	1,755,351	(564,345)	(1,662,257)
Income tax expense	—	—	—
Net income/(loss) attributable to ordinary shareholders	1,755,351	(564,345)	(1,662,257)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	December 31,	December 31,
	2011	2012
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	77,009	17,011
Other receivable from subsidiaries	252,943	252,326
Other current assets	2,055	16,155
Total current assets	332,007	285,492
Investments in subsidiaries	4,599,487	2,809,195
Deferred issuance cost	67,531	—
Amount due from subsidiaries	2,892,214	2,771,785
Total assets	7,891,239	5,866,472
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables to subsidiaries and employees	6,572	6,572
Accrued and other liabilities	48,317	14,589
Convertible notes	—	708,548
Interest payable	7,869	4,123
Total current liabilities	62,758	733,832
Long-term amount due to subsidiaries	41,295	239,816
Convertible notes	1,238,485	—
Embedded derivatives	32	—
Total liabilities	1,342,570	973,648

Commitments and Contingencies

Shareholders’ equity :
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 202,238,307and 199,863,607 shares issued and outstanding as of December 31, 2011 and December 31, 2012)	154	153
Additional paid-in capital	5,102,362	5,135,587
Retained earnings/(deficit)	1,437,634	(239,898)
Accumulated other comprehensive gain/(loss)	8,519	(3,018)
Total shareholders’ equity	6,548,669	4,892,824
Total liabilities and shareholders’ equity	7,891,239	5,866,472

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2012
	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss)/income	1,755,351	(564,345)	(1,662,257)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share based compensation expense	(602)	1,676	2,055
Share of (income)/loss from subsidiaries	(1,724,291)	465,989	1,809,926
Amortization of deferred issuance cost and increase in accretion of convertible notes	123,915	140,894	135,725
Change in the fair value of derivatives	(75,552)	(57,015)	(32)
Exchange loss	66,309	96,122	4,422
(Gain)/loss from senior convertible notes buyback	—	(4,312)	8,466
Gain from sales of claim against loaned shares	—	—	(369,153)
Investment income from available-for-sale securities	(231,163)	—	—
Acquisition gain	—	(187,387)	—
Changes in operating assets and liabilities:
Decrease in receivables from subsidiaries	8,231	12,890	—
(Increase)/decrease in other current assets	(25,708)	29,425	(3,227)
(Decrease)/increase in other payables to subsidiaries and employees	(1,401)	6,572	—
Increase/(decrease) in accrued and other liabilities	42,634	(15,167)	(33,728)
Decrease in interest payable	(1,629)	(631)	(3,746)
Net cash used in operating activities	(63,906)	(75,289)	(111,549)
Cash flows from investing activities:
Loans granted to subsidiaries	(31,697)	(3,160)	(12,349)
Loans repayment by subsidiaries	49,769	93,116	125,710
Proceeds from sale of available-for-sale securities	231,163	—	—
Net cash provided by investing activities	249,235	89,956	113,361
Cash flows from financing activities:
Proceeds from long-term loan from subsidiaries	—	51,314	211,193
Repurchase of senior convertible notes	—	(28,469)	(617,937)
Proceeds from sales of claim against loaned shares	—	—	369,153
Repurchase of ADS	—	—	(15,276)
Repayment of long-term loan from subsidiaries	(204,846)	(9,851)	(12,571)
Proceeds from exercise of stock options	8,276	23,076	—
Net cash (used in)/provided by financing activities	(196,570)	36,070	(65,438)
Effect of exchange rate changes on cash and cash equivalents	(1,647)	(1,752)	3,628
Net (decrease)/increase in cash and cash equivalents	(12,888)	48,985	(59,998)
Cash and cash equivalents at the beginning of the year	40,912	28,024	77,009
Cash and cash equivalents at the end of the year	28,024	77,009	17,011