Form 20-F
period 2014-12-31
JA Solar Holdings Co., Ltd.
filed 2015-04-27
CIK 1385598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 252,301,917 ordinary shares, par value US$0.0001 per share, as of December 31, 2014.

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

•                  “Ningjin Songgong” refers to Hebei Ningjin Songgong Semiconductor Co., Ltd.;

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                          SELECTED FINANCIAL DATA

The selected consolidated statements of operations data presented below for the three years ended December 31, 2012, 2013 and 2014 and our balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our selected consolidated statements of operations data for the years ended December 31, 2010 and 2011 and selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Operations and Comprehensive Income/(Loss) Data:
Revenues
Solar modules	2,511	3,709	4,044	4,388	9,292	1,498
Solar cells and other products	8,184	6,223	2,357	2,386	1,825	294
Engineering, procurement and construction	—	147	136	28	23	4
Solar products processing	1,066	654	182	381	156	25
Total revenues	11,761	10,733	6,719	7,183	11,296	1,821
Cost of revenues
Solar modules	(2,222)	(3,428)	(4,029)	(3,861)	(7,844)	(1,264)
Solar cells and other products	(6,485)	(6,243)	(2,476)	(2,254)	(1,594)	(257)
Engineering, procurement and construction	—	(108)	(85)	(16)	(8)	(1)
Solar products processing	(508)	(493)	(183)	(290)	(93)	(15)
Total cost of revenues	(9,215)	(10,272)	(6,773)	(6,421)	(9,539)	(1,537)

Gross profit (loss)	2,546	461	(54)	762	1,757	284

Operating expenses
Selling, general and administrative expenses	(458)	(510)	(902)	(765)	(954)	(154)
Research and development expenses	(64)	(69)	(86)	(88)	(140)	(23)
Impairment loss on property, plant and equipment	(47)	(303)	(398)	—	—	—

Total operating expenses	(569)	(882)	(1,386)	(853)	(1,094)	(177)

Income/(loss) from continuing operations	1,977	(421)	(1,440)	(91)	663	107

Change in fair value of derivatives	75	85	9	(52)	84	14
Convertible notes buy back (loss)/gain	—	4	(8)	—	—	—
Interest expense	(221)	(374)	(489)	(285)	(230)	(37)
Interest income	13	26	36	17	28	5
Foreign exchange gain/(loss)	(74)	(69)	(25)	(44)	(62)	(10)
Loss for equity investment in a joint venture	—	(1)	(43)	(2)	3	0
Investment loss	—	—	—	—
Other income, net	258	236	399	16	34	5

(Loss)/income from continuing operations before income taxes	2,028	(514)	(1,561)	(441)	520	84
Income tax (expense)/benefit	(253)	(58)	(101)	15	(73)	(12)

(Loss)/income from continuing operations	1,775	(572)	(1,662)	(426)	447	72
Gain/(loss) from discontinued operations, net of tax	(20)	8	—	—	—	—
Net (loss)/income	1,755	(564)	(1,662)	(426)	447	72
Less: earnings attributable to the noncontrolling interest	—	—	—	(3)	(23)	(4)
Net (loss)/income attributable to JA Solar Holdings	1,755	(564)	(1,662)	(429)	424	68
Less: fair value of warrants in excess of net proceeds of equity offering	—	—	—	(44)	—	—
Less: allocation of net income to a participating warrant holder	—	—	—	—	(77)	(12)
Net (loss)/income attributable to JA Solar’s ordinary shareholders	1,755	(564)	(1,662)	(473)	347	56
Net income/(loss) per share from continuing operations:
Basic	10.90	(3.42)	(8.53)	(2.35)	1.43	0.23
Diluted	10.72	(3.42)	(8.53)	(2.35)	1.38	0.22
Net (loss)/income per share from discontinued operations:
Basic	(0.12)	0.04	—	—	—	—
Diluted	(0.12)	0.04	—	—	—	—
Net (loss)/income per share
Basic	10.78	(3.38)	(8.53)	(2.35)	1.43	0.23
Diluted	10.61	(3.38)	(8.53)	(2.35)	1.38	0.22
Net (loss)/income per ADS
Basic	53.88	(16.90)	(42.67)	(11.76)	7.17	1.16
Diluted	53.03	(16.90)	(42.67)	(11.76)	6.88	1.11

Weighted average number of shares outstanding:
Basic	162,900,657	167,101,076	194,788,429	201,317,884	242,192,859	242,192,859
Diluted	171,116,684	167,101,076	194,788,429	201,317,884	242,863,084	242,863,084

	As of December 31,
	2010	2011	2012	2013	2014
	(in millions)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,290	3,889	3,031	2,120	2,155	347
Total current assets	6,418	7,709	7,150	6,352	8,601	1,386
Total assets	11,619	14,736	13,132	11,882	14,484	2,334
						0
Total current liabilities	2,044	3,325	5,889	5,041	6,580	1,061
Total long-term liabilities	2,895	4,862	2,350	2,137	2,437	392
Total liabilities	4,939	8,187	8,239	7,178	9,017	1,453
Total Shareholders’ equity	6,680	6,549	4,893	4,704	5,467	881

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in millions)
	RMB	RMB	RMB	RMB	RMB	US$
Operating Data:
Products sold (in MW)	1,462.6	1,694.7	1,702.1	2,072.0	3,057.9	—
Average PV cells selling price per watt	8.7	5.7	2.8	2.4	2.3	0.37
Average PV modules selling price per watt	11.5	8.9	4.5	4.0	3.9	0.63

Exchange Rate Information

Our functional currency is Renminbi. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Except as otherwise stated in this annual report, all amounts in this annual report have been translated from RMB to U.S. dollars and from U.S. dollars to RMB at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 17, 2015, the noon buying rate was RMB6.1976 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	High	Low
	(RMB per U.S. Dollar)

2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3093	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.2145	6.2422	6.2741	6.1955
April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1930

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

Our business is sensitive to domestic and global economic conditions. The global macroeconomic environment is facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to high volatility.

Although the economy in China has grown significantly in the past decades, it is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 7.4% in 2014. There have been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in international trade policies and barriers have adversely affected, and may continue to adversely affect, our ability to export our products to customers in certain countries, or import raw materials from certain countries.

We generate a significant portion of our revenues from sales to customers located outside of China, including those in the United States and the European Union, and our customer mix varies geographically from period to period. Trade barriers, such as tariffs, taxes, duties, restrictions and expenses, have adversely affected, and may continue to adversely affect, our ability to export our products to customers in certain countries, especially the European Union and the United States. For the years ended December 31, 2012, 2013 and 2014, we generated 3.6%, 5.2% and 4.5%, respectively, of our revenue from sales to customers located in the United States, and during the same periods, we generated 32.5%, 15.3% and 12.5%, respectively, of our revenue from sales to customers located in the European Union.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiations of anti-dumping and anti-subsidy investigations regarding crystalline silicon PV modules and key components (i.e., cells and wafers) originating from China into the European Union. On June 4, 2013, the European Commission announced that it would, from June 6, 2013, impose a provisional anti-dumping duty, or AD, of 11.8% to all solar panels, cells and wafers imported from China into the European Union. This provisional anti-dumping duty at 11.8% lasted until August 6, 2013, at which point it could be increased to the proposed 47.6% for us unless a settlement was otherwise achieved between the PRC government and the European Commission. The European Commission made its decision after forming the opinion that Chinese solar companies in general were selling solar panels to European customers at prices that were far below their normal market value. The PRC Ministry of Commerce, or MOFCOM, refuted the finding by the European Commission. On August 2, 2013, the European Commission accepted a price undertaking offered by Chinese companies exporting solar panels, represented by China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Under such undertaking, crystalline silicon PV modules and key components (i.e., cells) originated in or consigned from China will be sold to the European Union above fixed floor prices and subject to quota limitation. Companies that accept such fixed floor prices, including us, will not be subject to any anti-dumping and anti-subsidy tariffs. The fixed floor prices we accepted are higher than our selling prices prior to the acceptance of such undertaking and are subject to re-evaluation from time to time. The European Commission has re-evaluated and adjusted the fixed floor prices for several times base on the adjustment mechanism in the undertaking and the fixed floor prices after re-evaluation are still higher than our selling prices prior to the acceptance of such undertaking. Such fixed floor prices have had an adverse effect on our ability to secure orders from customers in the European Union due to the increase of our selling price under the undertaking. We expect the fixed floor prices after future re-evaluation continue to be higher than our selling prices prior to the acceptance of such undertaking, which will continue to have an adverse effect on our ability to secure orders from customers in the European Union. In addition, our sales to customers in the European Union are subject to quota limitations, which may further affect our ability to sell additional products in the European markets. In addition, the anti-dumping and anti-subsidy tariffs would be automatically imposed on us provided that we are found not conforming to the undertaking by the European Union, which would materially and adversely affect our revenues generated from the European Union. The petitioners of these investigations have appealed to the European Court to annul the price undertaking, and we, together with several other solar manufacturers, have filed a counter-claim with a motion to dismiss. The European court is still in the process of reviewing the case and there is no guarantee on how the court will rule.

Although we have accepted the fixed floor prices for our solar products sold to the European Union countries, if the European Union tariffs were reinstated, the competitiveness of our products to customers located in the European Union would be significantly affected.

Furthermore, in December 2012, the U.S. Department of Commerce, or DOC, issued its final determination to impose AD and countervailing duties, or CVD, on crystalline silicon PV cells, whether or not assembled into modules from the PRC, as well as modules assembled from those cells that are exported to the United States. The combined AD/CVD rate applicable to us is 29.18%.

On December 23, 2014, DOC announced its final affirmative determinations in the anti-dumping investigation on imports of certain crystalline silicon PV products from China and Taiwan and a countervailing investigation on imports of certain crystalline silicon PV products from China. DOC determined that (i) imports of certain crystalline silicon PV products from China have been sold in the United States at dumping margins ranging from 26.71% to 165.04%; (ii) imports of certain crystalline silicon PV products from Taiwan have been sold in the United States at dumping margins ranging from 11.45% to 27.55%; and (iii) imports of certain crystalline silicon PV products from China have received subsidies ranging from 27.64% to 49.79%. The AD and CVD rate applicable to us is 52.13% and 38.43%, respectively, and the consolidated rate applicable to us is 68.49%. Following the affirmative injury determination made by U.S. International Trade Commission, DOC issued the AD order and CVD order and the new AD and CVD rates came into effect on February 18, 2015, which exist in parallel with the already existing AD/CVD rate of 29.18% as mentioned above. Subject merchandise in China includes modules, laminates and/or panels assembled in China consisting of crystalline silicon PV cells produced in a customs territory other than China; and subject merchandise in Taiwan includes modules, laminates, and/or panels produced in a third country from cells produced in Taiwan.

The AD and CVD rates are subject to annual administrative review by DOC. On December 31, 2014, DOC announced its preliminary review of AD and CVD rates imposed in December 2012, the combined AD/CVD rate of our competitors were lowered to 17.5% while the combined AD/CVD rate applicable to us remains unchanged, which may put us at a relative disadvantage. We have made a plea to DOC. The final determination is expected to be released in June 2015.

As a result of the tariffs, our ability to continue sourcing cells from suppliers overseas (including Taiwan) for our modules to be sold to the United States would be limited, and the competitiveness of our products to customers located in the United States would be significantly affected.

We are actively taking measures to alleviate the negative effects caused by the tariffs, including exploring new markets and securing additional order from customers located outside of the United States and the European Union. However, if our efforts to develop new markets fail and we are not able to gain additional orders from other customers to replace orders from those in the European Union and the United States, our revenue could be materially and adversely affected.

India has also initiated an anti-dumping and countervailing investigations against solar cell products imported from China, the United States, Malaysia and Taiwan. Indian finally determined not to impose any tariffs.

Australia has also initiated anti-dumping investigations against crystalline silicon solar panels imported from China. The Australian Anti-dumping Commission proposed to terminate this investigation and didn’t recommend the imposition of any anti-dumping tariffs on imported solar panels. The final determination is expected to be released in May 2015.

On December 5, 2014, Canada initiated anti-dumping and countervailing investigations on imports of crystalline silicon PV modules from China. Based on the preliminary ruling issued by Canada Border Services Agency on March 5, 2015, JA Hefei Technology was provisionally determined to be subject to an AD rate of 47.5 % and a CVD rate of 3.1%. The final determination is expected to be released on June 3, 2015. If the applicable AD and CVD rates are imposed, our sales will be adversely affected.

Furthermore, we import some of our raw materials, including polysilicon, from suppliers located outside of China, such as the European Union, the United States and Korea. MOFCOM initiated investigations on solar grade polysilicon imported from the United States and the European Union in July 2012 and November 2012, respectively. In July 2013, MOFCOM announced in a preliminary ruling that it found exporters in the United States and South Korea dumped their products on the PRC market and caused material harm to China’s domestic solar industry and decided that it planned to impose provisional AD on solar-grade polysilicon imported from the United States and South Korea. In January 2014, MOFCOM upheld its previous ruling that investigated products from South Korea and the United States are subject to import tariffs at different rates with the highest rate being 48.7% and 57%, respectively. South Korean polysilicon producer OCI Company Ltd., or OCI, is one of our main suppliers and its products are subject to a tariff of 2.4%. On March 18, 2014, MOFCOM and Wacker Chemie AG, or Wacker, one of our main suppliers, reached a mutual agreement concerning its polysilicon exports to China. Pursuant to this agreement, Wacker undertakes not to sell polysilicon produced at its European plants in China below a specific minimum price, in return, MOFCOM will refrain from applying anti-dumping and anti-subsidy tariffs on Wacker. Various import tariffs and limitations imposed on foreign polysilicon suppliers may lead to the increased prices of products from domestic suppliers and the price of polysilicon from domestic suppliers may increase in the future. We may not be able to pass on such cost increase to our customers and our earnings may be negatively affected. For 2012, 2013 and 2014, we sourced 54.5%, 78.7% and 88.1%, respectively, of our polysilicon purchases from suppliers located in the United States, the European Union and South Korea.

Our revenues derived from Japan-based customers have increased significantly in recent years, and our results of operations may be adversely affected by various factors affecting Japan.

Our revenues derived from our Japan-based customers have increased significantly in recent years, accounting for 6.5%, 22.2% and 34.1% of our total revenues in 2012, 2013 and 2014, respectively. Our revenues generated from Japan-based customers have grown from RMB436.4 million in 2012 to RMB1.6 billion in 2013 and to RMB3.9 billion (US$620.9 million) in 2014 due to the increase in demand for PV products resulting from Japan’s feed-in tariff program. Various factors affecting Japan may have a negative impact on our results of operations.

From time to time, there have been tensions and conflicts between China and Japan. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts between China and Japan may lead to a reduced demand of solar power products from Japan-based customers. Any future conflicts between China and Japan may have an adverse impact on the political and business relationship of the two countries. If the business activities between Japan and China decrease due to political, economic or other issues, demand for solar power products from Japan-based customers may decline and our business and results of operations may be adversely affected.

Japanese Yen, or JPY, has significantly depreciated against RMB in 2014 and as a result, our average selling price of solar cells and solar modules has declined, which has had a negative impact on our results of operations. If JPY continues to depreciate against RMB, our business and results of operations may continue to adversely affected.

Japan started to cut its feed-in tariff in 2013, the feed-in tariff for large-scale installation was reduced by 10% from 2012 to 2013, 11% from 2013 to 2014, and will be further reduced in 2015 in different phases. Further reduction of feed-in tariff in Japan could materially and adversely affect our business and results of operations.

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

We are affected by solar power market and industry trends. Industry-wide oversupply of solar power products has caused a substantial decline in prices of solar power products. In addition, various European countries have reduced subsidies, such as feed-in tariff, which was initially designed to require public utility companies to pay higher prices for solar power than for power generated through conventional means. Combined with other factors, such as the European sovereign debt crisis, economic slowdown in the Eurozone and an oversupply of solar power products, the average selling prices of solar power products have declined significantly. In addition, we expect that cost reduction in the solar power industry will continue and prices of our products may be materially and adversely affected.

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

The scope of government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid growth of the German, Spanish and Italian solar power markets in 2010 was largely due to the government policies of those countries that set feed-in tariff terms at attractive rates. However, the escalation of the European sovereign debt crisis in 2011 affected the fiscal ability of several governments to offer incentives for the solar power industry. Japan, our largest overseas solar power products market in 2014, reduced its feed-in tariff for large-scale installation by 10% from 2012 to 2013, 11% from 2013 to 2014, which will be further reduced in 2015 in different phases. Our sales to Germany, which used to be our second largest overseas solar power products in 2013, has significantly decreased primarily due to decline in customer demands resulted from the reduction of feed-in tariffs. Any further significant reduction in the scope or discontinuation of government incentive programs, especially those in markets significant to our business, could cause demand for our products and our revenues to decline, and have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our growth depends on the financial capabilities of our customers, third-party financing arrangements for end-users of our products, and is affected by general economic conditions.

We have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. Some of our customers are new customers with whom we have not historically had extensive business dealings. Starting from May 2011, we began to insure part of our overseas sales through China Export & Credit Insurance Corporation, or Sinosure. As of December 31, 2014, 38% of our total overseas accounts receivable was insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered or that Sinosure will be able to make payments on our claims. Our balance of provision for doubtful accounts was RMB190.0 million, RMB281.0 million and RMB275.5 million (US$44.4 million) in 2012, 2013 and 2014, respectively. During the year ended December 31, 2014, for sales of solar cells, we provided credit terms of up to 90 days to customers with good credit-worthiness as determined by our credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness. The failure of any of our new or existing customers to meet their payment obligations would deteriorate our working capital and materially and adversely affect our financial position, liquidity and results of operations.

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

If there is a general reduction in available credit to would-be borrowers, customers may be unable or unwilling to finance the cost of our products, or parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for us or our customers. In addition, an increase in interest rates would likely increase the cost of financing to end users of our products and could reduce their profits and expected returns on investment in our products. A prolonged disruption in the ability of our significant customers or downstream players to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses. This could lead to a significant reduction in their future orders for our products and cause their inability or failure to meet their payment obligations to us, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In light of our increased sales to customers outside China, we face risks associated with the marketing, distribution and sale of our products overseas, and if we are unable to effectively manage these risks, they could impair our ability to grow our business overall.

Historically, revenues from customers in China represented a significant portion of our overall revenues. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China. Our revenues from customers outside China increased from 54.1% in 2012 to 58.2% in 2013 and to 66.9% in 2014. The stability and viability of any existing, new or potential overseas markets are subject to many uncertainties and may expose us to a number of risks, including:

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

Decrease of oil price may reduce demand for investment in alternative energy, which may have a negative impact on the deployment of renewable energy and in turn have a negative impact on companies in the renewable energy industry, including us.

The oil price has dropped significantly since June 2014, which may reduce demand for investment in alternative energy. Historically, high oil price is one of the key drivers for renewable energy, with the decline of oil prices, the deployment of renewable energy may be affected and projects in the renewable energy may be delayed or even derailed. There are different voices on whether renewable energy will be affected and the extent of such impact, although companies in the renewable energy sector, including us, have not been materially and adversely affected by the decline of oil price, we cannot assure you that the renewable energy will not be adversely affected, and if affected, the impact will be minimal. If the renewable energy sector is adversely affected in general, our business and results of operations will also be adversely affected to some extent.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-offs in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For instance, in January 2013, we completed the acquisition of 65% of the equity interests in Ningjin Songgong as a part of prepayment settlement arrangement with M.SETEK. In January 2014, we entered into a joint venture agreement with Powerway PV SA (Pty), Ltd, or PWSA, to establish JA Powerway South Africa (Proprietary) Limited, or JA South Africa, a solar module manufacturing facility in Port Elizabeth, South Africa, in which we hold 65% of the equity interests and PWSA hold 35% of the equity interests. Past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks related to:

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

As part of our business development plan, we have expanded our business to the overseas markets, including the United States, Germany, Japan and South Africa. We also plans to continue expanding our business to the overseas market. For example, we plan to set up a new cell manufacturing factory in Malaysia, which is expected to operate in the fourth quarter of 2015. Expanding our business internationally exposes us to a number of risks, including:

•                  fluctuations in currency exchange rates;

•                  our ability to select the appropriate geographical regions for international expansion;

•                  difficulty in identifying appropriate partners and establishing and maintaining good cooperative relationships with them;

•                  difficulty in understanding local markets and culture;

•                  failure to complete construction of our overseas facilities as planned; and

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

We have expanded into upstream and downstream markets, such as silicon wafer and solar module businesses since the fourth quarter of 2009, engineering, procurement and construction services, or EPC services, since the third quarter of 2011, and the project development business since 2013. Our ability to successfully implement our upstream and downstream business integration is subject to various risks and uncertainties, including:

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

•                  potential conflict with our customers as a result of our direct competition with them in the solar module and EPC businesses; and

•                  new risks associated with the EPC service and project development businesses yet to be fully understood by the industry and market.

If we are unable to effectively manage these risks, we may not be able to successfully operate these new businesses and achieve the expected value of vertical business integration.

In addition, the expansion into the solar module market has resulted in substantial changes to our business, including, among others, the change of our customer base and product mix. Our customer base has evolved from primarily module manufacturers and distributors to include system integrators and solar power project developers. We have limited experience managing relationships with these new customers. The expansion to project development business has also exposed us to risks related to the development and construction of solar power plants, such as risks related to (i) receipt of or delays in obtaining land rights and related permits and other required governmental permits and approvals; (ii) unforeseen engineering problems; (iii) potential challenges from local residents, environmental organizations and others who may not support the project; and (iv) grid connection and curtailment issues. We may not be able to manage our business growth strategy as planned and our results of operations may be adversely affected.

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

•                  failure to secure and receive required governmental permits, licenses and approvals, such as land use rights, construction permits and approvals, as well as satisfactory environmental assessments;

•                  potential challenges from local residents, environmental organizations, and others who may not support the project;

•                  failure to obtain construction financing, including debt, equity and tax credits;

•                  failure to receive rights to interconnect to the electric grid;

•                  curtailment by utilities or grid operating companies;

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

In order to deliver electricity, the solar power plants need to connect to the transmission grid. The lack of available capacity on the transmission grid could substantially impact our projects and cause reductions in project size, delays in project implementation, increases in costs from transmission upgrades and potential forfeiture of deposits that we may have made with respect to a given project. These transmission issues, issues relating to the availability of large systems such as transformers and switch gear as well as grid curtailment, could significantly impact our ability to build solar power plants, connect them to the grid, successfully complete customer acceptance testing, and receive payment for such solar power plants. These issues could also materially and adversely impact our sales price to project purchasers for solar power plants.

Curtailment of power purchases by the grid could significantly impact our project sales price and our ability to generate revenue from electricity generation.

Due to various reasons, such as mismatch between output and demand of power and the grid’s dispatch among different sources of energy within its network, the electricity generated by our solar power plants may be prevented from feeding into the grid even if our solar power plants are connected to the transmission grid. Grid curtailment exists in both China and foreign countries, such as Japan. Grid curtailment also varies among different regions in China, but mainly occurring in China’s northwest regions, such as Qinghai and Gansu provinces. As a result, our project sales price could be materially and adversely effected, the electricity that has already been generated will be wasted and we will not generate revenue from electricity generation, we may also be forced to reduce our output, all of which will significantly affect our results of operations.

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

We rely on local grid companies for grid connection and grid companies may not have adequate transmission capacity or may be unwilling to purchase and transmit electricity generated by our solar power plants.

We have developed a solar power plant in Dunhuang, Gansu province, which started production in 2015.  Once our power plant commences production, we must obtain consents from local grid companies to connect our solar power plants to their power grids before constructing an on-grid integrated solar system.  Such consent depends on a number of external factors, including the availability of existing grids with adequate transmission capacity, progress of grid construction or system upgrades, the distance between our preferred sites and the local grids, and the costs of additional interconnection facilities. Many of these factors are beyond our control. We may not be able to obtain all necessary consents for our new solar power system integration projects in a timely manner, or at all. In addition, even if we are able to get the consents from local grid companies and connect our solar power plants to their power grids, we may experience delays in receiving payments and applicable subsidies, which are not directly paid to us.

Further, under the current regulatory framework in the PRC, grid companies generally must purchase and dispatch all electricity generated by renewable energy producers within the coverage of their grids. Solar power stations with grid connection voltage of not more than 10 Kilovolts and installation capacity of not more than 6 MW are all allowed to apply for connection to large grid, with State Grid Corporation of China offering free connection service throughout the entire process. In case of PV power generation projects connected to public grids, grid companies are responsible for investment and construction of the connection projects and related modification of public grids, and for PV power generation projects connected to users’ end through the public grid, grid companies are responsible for investment and construction of public grids’ modification related to the connection. However, we cannot assure you that local grid companies will comply with these obligations at all times or at all. In addition, solar power plants and other renewable energy facilities of our competitors located near our solar power system integration projects may compete with us to secure grid connections. Grid companies may not have adequate transmission capacity or may be unwilling to purchase and transmit electricity generated by our solar power plants. We may not be able to dispatch electricity when our solar power system integration projects commence operations, which could have a material adverse effect on our revenue and results of operations.

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

For example, in 2011, one of our long-term suppliers failed to deliver silicon wafers pursuant to the applicable contracts, and we recorded a provision of prepayment and other payment due totaling RMB42.2 million. We reached a settlement with such supplier in August 2013, under which such supplier agreed to pay us RMB21 million and we finally recovered RMB6,351,200 (US$1.0 million) in September 2014 pursuant to a court allocation plan. In March 2011, M.SETEK, historically one of our major suppliers, failed to make majority of its scheduled delivery after a magnitude-9 earthquake struck Japan and triggered a tsunami affecting vast areas in Japan. As a result, we entered into a framework agreement with M.SETEK in March 2012 for the repayment of prepayment amounts made by us to M.SETEK, under which (i) M.SETEK will use the dividends distributed by Ningjin Songgong, which was 65% owned by M.SETEK prior to the transfer to us, to repay part of prepayments, (ii) M.SETEK will transfer its 65% equity interests in Ningjin Songgong to us to offset part of the remaining unpaid prepayments, and (iii) M.SETEK will continue to deliver polysilicon to fully utilize the remaining unpaid prepayments, if any. The share transfer agreement was signed on July 23, 2012 and the share transfer was completed in January 2013.

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

In order to secure adequate and timely supply of polysilicon and silicon wafers, we entered into a number of long-term supply agreements for polysilicon, ingots and wafers with a limited number of suppliers, including Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (an affiliate of GCL-Poly Energy Holdings Limited), or GCL, OCI, Wacker, Jinglong Group and Hemlock Semiconductor Pte. Ltd., or Hemlock. Some agreements provide for fixed pricing or pricing adjustable within a relatively small range of plus or minus 5% to 10%, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. The prices of polysilicon and silicon wafers declined in the second half of 2008, increased since the second half of 2010 but declined again in 2011 and 2012. In 2013 and 2014, polysilicon prices stabilized as market conditions improved. In this regard, we have renegotiated the unit price and volume terms of many of our long-term supply agreements and have entered into amendments for many of them, but cannot always adjust terms to fully take advantage of market changes. In view of the significant volatility of the polysilicon prices during the past few years, we plan to continue to renegotiate the unit price and volume terms of our long-term supply agreements, but if prices of polysilicon or silicon wafers we pay to our suppliers continue to be higher than the market prices after such re-negotiations, we may be placed at a competitive disadvantage versus our competitors, and our cost of revenues as well as profitability would be materially and adversely affected. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flow. To the extent we are not able to pass these increased costs to our customers, our business and results of operations may be materially and adversely affected.

We entered into a long-term polysilicon supply contract with one of our suppliers in March 2011 and the agreement is structured as fixed price and quantity “take or pay” arrangement from 2013 to 2020. Under the long-term supply contract, we are required to make the advance payments and purchase a contracted minimum volume of polysilicon at predetermined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2013. Due to significant decrease of silicon price in the market and uncertainties brought by high anti-dumping and anti-subsidy tariff imposed after the supply contract was signed, we believe performance of the contract is commercially unreasonable and therefore, we did not make full advance payment and accept any delivery in 2013 and 2014. On March 31, 2015, such supplier gave notice to us to terminate the long-term polysilicon supply contract with immediate effect. Such supplier stated that the reason for the termination was an alleged breach of the supply contract by us and demanded that we pay US$921 million, which comprised of the remaining advance prepayments, take-or-pay for the period from 2013 to 2020 and the financial penalty for the late payments till March 31, 2015. We are still in the process of renegotiating with such supplier on various terms. However, our efforts to renegotiate with such supplier may not be successful. We have assessed whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, and concluded that no loss provision under the supply contract with the suppler is required as of December 31, 2013 and 2014. As of December 31, 2014, full provision of RMB63.3 million (US$10.2 million) was however provided against the prepayment made to such supplier under the long-term supply contract in light of the circumstance. At this point, we assessed the loss is reasonably possible, however, the outcome cannot be reasonably estimated because the negotiations are ongoing within a wide range of possible outcomes.  In the event we are unable to reach an agreement with the negotiations, we may be subject to lawsuit or other forms of dispute resolutions and be exposed to potential judgment of damages, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

We expect that we will need a significant amount of cash to fund our future capital expenditures. Besides capital expenditures, we have significant working capital commitments because suppliers of silicon wafers and polysilicon usually require us to make prepayments in advance of shipments. Future acquisitions, market changes or other developments may also cause us to require additional funds. Historically, we have relied on equity and debt offerings, borrowings and operating cash flow to finance our capital expenditure and working capital requirements. If we cannot generate sufficient operating cash flow to fund our capital expenditure and working capital needs, we may seek to sell additional equity or debt securities or borrow from lending institutions, which may not be available when needed. Our existing borrowings may decrease if our existing loans are cancelled or not renewed. Since the end of 2013, approximately RMB868.5 million (US$140.0 million) of our borrowings matured and were not extended or renewed. See “Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.”

In addition, we historically required our customers to make prepayments to us to help us reduce the amount of funds that we need to finance our working capital requirements. The balance of prepayments we received from our customers increased from RMB76.9 million as of December 31, 2012 to RMB202.7 million as of December 31, 2013 and to RMB244.0 million (US$39.3 million) as of December 31, 2014 as the market slowly recovered.

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

As of December 31, 2014, our total short-term borrowings and long-term borrowings (current portions) were RMB2.3 billion (US$366.7 million), and our total long-term borrowings (excluding current portions) were RMB1.9 billion (US$306.6 million), among which RMB22 million (US$3.5 million) were due in one year.

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

A significant portion of our revenues is derived from a small number of customers. Our three largest customers for the three years ended December 31, 2012, 2013 and 2014 accounted for 12.9%, 28.6% and 39.1%, respectively, of our total revenues. There is no individual customer accounting for 10% or more of our total revenues for the years ended December 31, 2012. For the years ended December 31, 2013 and 2014, there is one customer located in Japan accounting for 18.6% and 28.8% of our total revenues, respectively.

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

The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Although we have expanded into silicon wafer manufacturing and solar module business since the fourth quarter of 2009, some of our competitors have become vertically integrated for a longer period of time than us. We expect to compete with future entrants to the PV market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new PV technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to many other energy sources, solar energy is generally not competitive without government incentive programs.

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

From time to time, we may enter into bank loans secured by our real property or other assets. For example, as of December 31, 2014, our long-term borrowings of RMB114 million (US$18.4 million) with Agricultural Bank of China were secured by certain of our buildings and land use right in Shanghai Jinglong Solar Technology Co., Ltd., or Shanghai Jinglong. In January 2014, we renewed an entrustment loan of RMB1.4 billion (US$232.1 million) with Hefei High-Tech Industrial Development Zone Management Co., Ltd., which is secured by buildings, machinery and equipment, construction in progress and land use rights owned by JA Hefei Technology and all our equity interests in JA Hefei Technology. Our short-term entrustment loan of RMB40.0 million (US$6.4 million) with Shanghai Pudong Development Bank was secured by buildings and land use right in JA Lianyungang. Our short-term borrowings of RMB140.0 million (RMB22.6 million) were secured by certain of our buildings in Shanghai JA Solar PV Technology Co., Ltd. We cannot assure you that we will not be requested by the mortgagees to provide additional collateral to bring the value of the collateral to the level required by the mortgagees. If we fail to provide additional collateral, the mortgagees will be entitled to require the immediate repayment by us of the outstanding loans, otherwise, the mortgagees may auction or sell our mortgaged assets and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying borrowings. Furthermore, we may be subject to liquidated damages pursuant to relevant mortgage contracts. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

If we fail to adequately protect our intellectual property rights, our business and results of operations could be materially and adversely affected.

Given the importance of intellectual property to our business, we rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of this annual report, we had a total of 203 issued patents and 102 pending patent applications in China. However, we cannot assure you that the steps which we have taken will be sufficient to protect our intellectual property rights or that third parties would not infringe upon or misappropriate any such rights. Moreover, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our self-owned products, the future financial condition and the ability to develop our business could be materially adversely affected.

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

As of March 31, 2015, we have granted options to purchase 23,299,000 ordinary shares and awarded 4,912,000 restricted share units to a number of our directors, employees and consultants, pursuant to our 2006 stock incentive plan, or 2006 Plan, and the 2014 stock incentive plan, or 2014 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.”

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

On August 14, 2013, we entered into a securities purchase agreement with a single institutional investor, or institutional investor, to issue 15,228,425 ordinary shares, US$0.0001 par value per share, represented by 3,045,685 ADSs at a price of US$7.88 per ADS, for an aggregate consideration of US$24 million. The offering price is 94% of the volume-weighted average price of our ADSs on August 13, 2013 (i.e. US$8.383 per ADS per Bloomberg on August 13, 2013). In conjunction with the ordinary share offering, we also issued to the institutional investor Series A-1 Warrant, Series A-2 Warrant, Series A-3 Warrant, and Series B Warrant to acquire up to 12,724,164 ordinary shares (or 2,544,833 ADSs), 12,724,164 ordinary shares (or 2,544,833 ADSs), 12,724,164 ordinary shares (or 2,544,833 ADSs), and 50,896,656 ordinary shares (or 10,179,332 ADSs), respectively. In November 2013, February 2014 and May 2014, Series A-1 Warrant, Series A-2 Warrant and Series A-3 Warrant were exercised in full at the price of US$9.43 per ADS.

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

Jinglong BVI, which is controlled by the shareholders of Hebei Jinglong, is our largest shareholder. In addition, Mr. Baofang Jin, the executive chairman of our board of directors and our chief executive officer, is a shareholder of Jinglong BVI and is also the chairman of Hebei Jinglong. Jinglong Group currently provides a number of products and services to us, including silicon wafer supply (on prepayment terms) and real property leases. Our transactions with Jinglong Group are governed by a number of contracts, the terms of which were negotiated at what we believe are on an arm’s length basis. In November 2011, we also completed the acquisition of Silver Age Holdings Limited, or Silver Age, a British Virgin Islands company controlled by Jinglong BVI. However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our board of directors. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future. As a result, when these situations arise, our financial condition, results of operations and implementation of strategy may be materially and adversely affected.

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

Although we did not invest in any securities as of the date of this annual report, for both strategic reasons and in an effort to maximize the return on our unused capital reserves, we may, from time to time, invest in certain securities purchased on the open market. The fair value of the securities in which we may invest is driven by market forces beyond our control and may decline over time. To protect the value of our investment and minimize the recognition of losses, if any, we may, from time to time, dispose of such securities at the discretion of our board of directors. To the extent that we, in compliance with U.S. GAAP and other applicable rules and regulations, determine that a decline in the fair value of any of our securities is other-than-temporary, we are obligated to recognize such decline as a loss, which will in turn adversely affect our financial results.

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

Risks Related to Doing Business in China

Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting fimrs operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to regularly evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or ALJ. presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC.

In February 2015, the Big Four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

A significant portion of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•                  the amount of government involvement;

•                  the level of development;

•                  the growth rate;

•                  the control of foreign exchange; and

•                  the allocation of resources.

While the Chinese economy has grown significantly in the past years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. We cannot assure you that the PRC economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

The PRC government exercises significant control over China’s economic growth through various measures, such as allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by governmental control over capital investments or changes in tax regulations that are applicable to us. In addition, it is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in China’s economic growth could lead to reduced demand for our solutions, which could in turn materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

As we increase our sales to customers outside China, our revenues denominated in foreign currencies have increased, amounting to 66.9% of our total net revenues in 2014. We have entered into, and may continue to enter into, foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for our overseas sales. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could result in foreign exchange losses and adversely affect our financial condition and results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. The People’s Bank of China decided to further adjust the Renminbi exchange rate regime in March 2014 to enhance the flexibility of the Renminbi exchange rate by enlarging the floating band of the Renminbi’s trading prices against the U.S. dollar in the interbank spot foreign exchange market from 1.0% to 2.0%. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

JPY and Euro have depreciated against RMB significantly in 2014, and as a result, our average selling price of solar cells and solar modules has declined, which has had a negative impact on our results of operations. If JPY and EURO continue to depreciate against RMB, our business and results of operations may continue to adversely affected.

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

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were 2.6%, 2.6% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for January 2013, 2014 and 2015 were increases of 2.0%, 2.5% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China. Because we conduct manufacturing and purchase raw materials primarily from suppliers in China, price inflation increases the costs of labor and raw materials for manufacturing and risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Although we have started the process and will continue to gradually automate our production lines in order to reduce the impact of increases in labor cost in the long run, inflation in China may still weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Counsel in the future, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

We do not operate in a restricted or prohibited industry that will be covered under the negative list, so the effect on us of the draft law will be limited. Nonetheless, the draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

A certain portion of our revenues and expenses are also denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under PRC regulations, Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange, or SAFE. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

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

Under the previous PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the FEIT Law, and the related implementation rules, FIEs established in China were generally subject to enterprise income tax, or EIT, at a state tax rate of 33% on PRC taxable income. The PRC government provided certain incentives to FIEs in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the FEIT Law and the related implementation rules, FIEs were entitled to be exempted from foreign enterprise income tax for a two-year period starting from their first profit-making year followed by a 50% reduction of foreign enterprise income tax payable for the subsequent three years, provided that they fell into the category of production-oriented enterprises with an operational period of more than 10 years in China. Such two-year tax exemption and three-year 50% tax reduction period are referred to as the Tax Holiday.

In March 2007, China enacted a new PRC Corporate Income Tax Law, or CIT Law, which became effective on January 1, 2008 and replaced the FEIT Law. The CIT Law imposes a unified EIT rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. The CIT Law provides a five-year transition period to FIEs, during which they are permitted to grandfather their existing preferential income tax treatment until such treatment expires in accordance with its current terms. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as an advanced and new technology enterprise, or ANTE, subject to certain general factors described therein. Where the transitional preferential policies and the preferential policies for ANTE as prescribed under the CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies.

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

A number of our PRC subsidiaries, such as JA Hebei, JA Yangzhou, JA Lianyungang, JA Fengxian and JA Wafer R&D, are entitled to enjoy a preferential tax rate of 15% due to their qualification as ANTE. The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years.

In November 2010, JA Hebei was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2010 to 2012. In March 2014, JA Hebei was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2013 to 2015. In August 2011, JA Yangzhou was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In August 2014, JA Yangzhou was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2014 to 2016. In November 2011, JA Lianyungang was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In October 2014, JA Lianyungang was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2014 to 2016. JA Fengxian was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In September 2014, JA Fengxian was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2014 to 2016. JA Wafer R&D was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2012 to 2014. JA Hebei, JA Yangzhou, JA Fengxian, JA Lianyungang and JA Wafer R&D are collectively referred to as ANTE Entities.

However, we cannot assure that the current tax benefits enjoyed by the ANTE Entities will be extended upon expiration. If these tax benefits cannot be extended or otherwise become unavailable, the effective income tax rate of the ANTE Entities will increase significantly, and any such increase in the future could have a material adverse effect on our financial condition and results of operations. In addition, we cannot assure you that the relevant tax authorities will not have different interpretations of the existing laws in the future. Any discontinuation or revocation of preferential tax treatment or any increase of the EIT rate applicable to us could have a material adverse effect on our financial condition and results of operations.

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

Pursuant to the CIT Law, and its implementation rules, which became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for EIT purposes. Under the implementation rules of the CIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which is amended and supplemented by the Announcement Regarding the Determination of PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the State Administration of Taxation on January 29, 2014. Circular 82 and its amendments sets out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Given that the CIT Law and its implementation rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% (or a lower rate under an applicable tax treaty, if any) withholding tax may be imposed on dividends we pay to non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs; and (iii) a 10% PRC tax may apply to gains realized by non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

Similarly, such unfavorable tax consequences could apply to our Hong Kong subsidiaries, if either of them is deemed to be a “resident enterprise” by the PRC tax authorities. Notwithstanding the foregoing provisions, the CIT Law also provides that the dividends paid between “qualified resident enterprises” are exempt from EIT. If our Hong Kong subsidiaries are deemed “resident enterprises” for PRC EIT purposes, the dividends they receive from their PRC subsidiaries may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of “qualified resident enterprise” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC EIT, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%.  In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfers of Properties by Non-Resident Enterprises, or Circular 7. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-PRC resident enterprises in our group may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Circular 7. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-resident enterprises in our group should not be taxed under Circular 698 and Circular 7, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply Circular 698 and Circular 7 to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under Circular 698 and Circular 7 and may be required to comply with or to establish that we should not be taxed under Circular 698 and Circular 7, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

In October 2005, SAFE issued the Circular on the Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular 75, which is now replaced by the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE on July 4, 2014. According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will take effect on June 1, 2015.  SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

PRC resident shareholders of our offshore companies that have made onshore investments in the PRC have filed the registration as required under Circular 37. We cannot assure you when they can successfully complete their registrations. We have also requested other PRC residents who we know hold direct or indirect interest in our offshore companies to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that these PRC residents holding direct or indirect interest in our offshore companies comply, with the relevant requirements, and those persons holding direct or indirect interests in our securities whose identities and addresses we know and who are subject to Circular 37 and the relevant SAFE regulations have conducted the registration procedures prescribed by Circular 37 and will update such registration. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our offshore companies, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or the relevant SAFE regulations. Historically, certain shareholders of Jinglong BVI, our largest shareholder, were imposed of administrative penalties by Hebei SAFE branch for failure to fully comply with the registration requirements of Circular 75. The failure or inability of PRC residents to make any required registrations or comply with other requirements under Circular 37 and the relevant SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries and our consolidated affiliated entities, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

Since 2007, SAFE has implemented rules requiring PRC residents who participate in employee stock option plans of overseas publicly listed companies to register with SAFE or its local office and complete certain other procedures. Effective on February 15, 2012, SAFE promulgated the Circular on the Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or SAFE Notice 7. Under SAFE Notice 7, PRC residents who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. PRC residents include directors, supervisors, management and employees of PRC domestic companies specified in the Administrative Regulations of the People’s Republic of China on Foreign Exchange, regardless of nationality. SAFE Notice 7 further requires that an agent should also be designated to handle matters in connection with the exercise or sale of share options granted under the share incentive plan to participants. We and the PRC residents to whom we have granted stock options are subject to SAFE Notice 7. We have advised our employees and directors participating in the 2006 Plan and 2014 Plan to handle foreign exchange matters in accordance with SAFE Notice 7, they completed registration with Hebei branch of SAFE on August 28, 2012 with respect to the 2006 Plan and have submitted their applicable to Hebei branch of SAFE with respect to the 2014 Plan in January 20, 2015. However, we cannot assure you that our PRC residents can always successfully register with SAFE in full compliance with SAFE Notice 7. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been volatile and may continue to be volatile.

The trading prices of our ADSs have been and may continue to be highly volatile and could fluctuate widely due to factors beyond our control. From the initial listing of our ADSs on the NASDAQ Global Select Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to December 7, 2012, the closing process of our ADSs ranged from US$0.6 to US$25.75. On October 11, 2012, NASDAQ notified us that, based upon the closing bid price of our ADSs for 30 consecutive business days, we failed to meet the US$1.00 per ADS minimum bid price requirement set forth in the listing rule. In order to regain compliance with NASDAQ listing rule, we changed the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing five ordinary shares, effective on December 10, 2012. The trading price of our ADSs from December 10, 2012 through April 24, 2015 has ranged from US$3.21 to US$13.14 per ADS. This is due to broad market and industry factors, such as the anti-dumping and countervailing duty investigation in the United States, the escalation of the European sovereign debt crisis in 2011, the economic slowdown in the Eurozone in 2014, significant government subsidy reduction, the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, the market price of our ADSs may continue to fluctuate in response to factors including the following:

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

•                  general economic or political conditions; and

•                  sales or perceived sales of additional ordinary shares or ADSs.

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

Although it is likely that we were a PFIC in the past, based on market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2014 and we do not expect to be a PFIC for our current taxable year ending December 31, 2015 or in the foreseeable future. We can give no assurances in this regard, however, as PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.

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

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder should, to the extent an election is available, consider making a “deemed sale” election. See the discussion under “Item 10 Additional Information—E. Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations” concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “deemed sale” election.

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

Historically, we have primarily been engaged in the manufacturing and sales of solar cells. Since the fourth quarter of 2009, we have expanded our business to silicon wafer manufacturing and manufacturing and sales of solar modules. We further expanded our business into providing EPC services in the third quarter of 2011. In addition, we further expanded our business to engage in project development activities in 2013. We mainly operate our business through the following significant subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us

JA Development Co., Ltd.	British Virgin Islands	Wholly-owned subsidiary
JA Solar Hong Kong Limited	Hong Kong	Wholly-owned subsidiary
JA Solar GmbH.	Germany	Wholly-owned subsidiary
JingAo Solar Co., Ltd.	China	Wholly-owned subsidiary
Shanghai JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary
Shanghai JA Solar PV Technology Co., Ltd.	China	Wholly-owned subsidiary
JA Solar Technology Yangzhou Co., Ltd.	China	Wholly-owned subsidiary
Yangzhou JA Solar PV Engineering Co., Ltd.	China	Wholly-owned subsidiary
Jing Hai Yang Semiconductor Material (Donghai) Co., Ltd.	China	Wholly-owned subsidiary
JA (Hefei) Renewable Energy Co., Ltd.	China	Wholly-owned subsidiary
Hefei JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	China	Wholly-owned subsidiary
Hebei Ningjin Songgong Semiconductor Co., Ltd.	China	65% owned subsidiary

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

B.                          BUSINESS OVERVIEW

Overview

Our primary business is to design, develop, manufacture and sell solar cell and module products that convert sunlight into electricity for a variety of uses. Historically, we primarily engaged in the manufacturing and sales of solar cells. Since 2009, we have expanded our business to the manufacturing and sales of solar modules as well as silicon wafer manufacturing. Our principal products consist of both monocrystalline and multicrystalline solar cells and solar modules in a variety of standards and specialties. We sell our products mainly under our “JA Solar” brand name, and also produce original equipment for manufacturers or customers, known as OEMs, under their brand names. We also started to provide EPC services in the third quarter of 2011 and engage in project development activities in the first quarter of 2013.

We began commercial production of solar cells in April 2006 and have since grown rapidly to become one of the world’s largest manufacturers of solar cells. As of December 31, 2014, we had a solar cell manufacturing capacity of 2.8 GW per annum. We manufacture solar cells from silicon wafers utilizing crystalline silicon technology, which converts sunlight into electricity through a process known as PV effect. Performance of solar cells is primarily measured by their conversion efficiency rate, the percentage that sunlight energy is converted into electricity. As of December 31, 2014, the average conversion efficiency rates of our mainstream monocrystalline and multicrystalline solar cells were 19.5% and 18.0%, respectively.

We expanded our business to the manufacturing and sales of solar module products in the fourth quarter of 2009. We now produce and sell a wide variety of module types that fulfill different requirements of our customers, from on-grid systems to off-grid systems, from commercial use to industrial use, and from residential to public utility use. We also manufacture customized module products according to our customers’ and end-users’ specifications. As of December 31, 2014, we had a solar module manufacturing capacity of 2.8 GW per annum.

We also began manufacturing silicon wafers in the fourth quarter of 2009 to achieve more vertical integration. In 2011, we acquired all the equity interests in Silver Age in order to increase our silicon wafer manufacturing capability, secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Silver Age owns 100% equity interests of Solar Silicon Valley, a leading producer of monocrystalline silicon wafer based in Sanhe, Hebei Province, China. Our silicon wafer manufacturing capability helps us secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Currently, we manufacture silicon wafers primarily to meet our internal demand. As of December 31, 2014, we had a silicon wafer manufacturing capacity of 1.0 GW per annum.

We sell our solar cell and module products to module manufacturers, system integrators, project developers and distributors. Through our marketing efforts, we have developed a diverse customer base in various markets worldwide, including China, Japan, United Kingdom, the United States, Hong Kong, Australia, Singapore and Belgium. In 2014, 66.9% of our total revenues were generated from sales to customers outside China. We have also developed cooperative relationships with a number of leading Chinese independent power producers and leading Chinese utility companies, such as China Power Investment Corporation, TBEA Xinjiang Sunoasis Co., Ltd. and China Huadian Corporation. We also generated certain of our revenues from providing silicon wafer and solar cell processing services.

We have grown rapidly since we began manufacturing solar power products in 2006. In 2012, 2013 and 2014, we sold 1.70 GW, 2.07 GW and 3.06 GW of solar power products, respectively. Our total revenues increased from RMB6.7 billion in 2012 to RMB7.2 billion in 2013 and to RMB11.3 billion (US$1.8 billion) as a result of improved worldwide solar market condition, increased shipment, and increased proportion of our module sales.

The average selling price per watt of our PV cells decreased from RMB2.8 in 2012 to RMB2.4 in 2013 and to RMB2.3 (US$0.37) in 2014. The average selling price per watt of our PV modules decreased from RMB4.5 in 2012 to RMB4.0 in 2013 and to RMB3.9 (US$0.63) in 2014. We expect the prices of solar power products will remain relatively stable in the near future but will continue to decline in the long run due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity. In an effort to deepen our downstream reach in the solar market value chain, we began to provide EPC services in the third quarter of 2011 and engage in project development activities in 2013.

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

We currently produce and sell a variety of monocrystalline and multicrystalline solar cells. In addition to conventional solar cells, we introduced a monocrystalline solar cells named “SECIUM” in 2010 and “MAPLE” in 2011. In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE technology. The Cypress series cells feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation. In 2013, improving upon the Cypress series, we introduced a new generation of cell technology named Cypress2, featuring even better conversion efficiency and reliability performance. We also introduced monocrystalline PERCIUM series with a conversion efficiency of over 20.5 and multicrystalline RIECIUM series with a conversion efficiency of over 18.8%.

Solar Modules

A solar module is an assembly of solar cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce multicrystalline and monocrystalline solar modules in 48-cell, 60-cell, and 72-cell formats. The power output of our mainstream multicrystalline and monocrystalline 60-cell modules ranges from 255W to 270W and from 265W to 280W, respectively. In 2014, solar modules and solar modules tolling constituted nearly 78.7% of our total shipments.

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

The prices of polysilicon have seen significant fluctuation over the years due to various factors. Historically, through the first half of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry, caused rapid escalation of polysilicon prices and an industry-wide silicon shortage. However, during the second half of 2008 and the first half of 2009, polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction. As the demand for solar power products significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of polysilicon went up in the second half of 2010. However, polysilicon prices substantially fell again during 2011 and 2012 due to an industry-wide oversupply. In 2013 and 2014, polysilicon prices stabilized as market conditions improved. We expect prices of polysilicon continue to fluctuate but remain relatively stable in the near future.

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

We have entered into major long-term supply contracts with the following polysilicon or silicon wafer suppliers, all of which have prepayment requirements:

•                  GCL. The supply contracts with GCL are for silicon wafers and polysilicon and have a delivery term from 2008 to 2015. We have also agreed with GCL in principle to enter into supply arrangements for the years 2016 to 2020, terms of which are subject to further negotiation.

•                  OCI. The supply agreement with OCI is for polysilicon and has a delivery term from 2012 to 2018.

•                  Wacker. The supply agreements with Wacker are for polysilicon and have a delivery term from 2009 to 2016.

•                  Jinglong Group. The supply agreements with Jinglong Group are for a fixed amount of silicon wafer subject to prepayment terms, and the price is subject to renegotiation each time after the products have been delivered to us depending on the then market condition.

•                  Hemlock.  The supply agreement with Hemlock is for polysilicon and has a delivery term from 2013 to 2020.

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

Manufacturing Capacity and Facilities

As of December 31, 2014, our manufacturing capacities for silicon wafers, solar cells and solar modules were 1.0 GW, 2.8 GW and 2.8 GW per annum, respectively.

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

Product	Facilities location	Rated manufacturing capacity per annum in 2014 (in MW)	Rated manufacturing capacity per annum expected in 2015 (in MW)
Solar cell	Ningjin, Hebei	1,200	1,500
	Yangzhou, Jiangsu	1,600	2,000
	Pulau Pinang, Malaysia	0	400
	Total Rated Capacity	2,800	3,900
Solar module	Fengxian, Shanghai	800	1,000
	Hefei, Anhui	1,500	2,000
	Ningjin, Hebei	500	500
	Port Elizabeth, South Africa	0	150
	Total Rated Capacity	2,800	3,650
Silicon wafer	Lianyungang, Jiangsu	500	500
	Sanhe, Hebei	500	500
	Total Rated Capacity	1,000	1,000

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

In January 2014, we entered into a joint venture agreement with PWSA, a leading provider of comprehensive solar farm construction services, to establish a solar module manufacturing facility in Port Elizabeth, South Africa. The facility is still under construction and the initial annualized capacity of the plant is targeted to reach 150 MW.

As our business develops, we may introduce new manufacturing equipment with higher conversion efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. In the fourth quarter of 2012, we retired outdated production lines of solar cells and solar modules in each of our facilities in Ningjin, Hebei and Fengxian, Shanghai, each by 300 MW. We incurred impairment loss for property, plant and equipment of RMB397.8 million in 2012, accounting for 5.9% of our total revenues in 2012. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Disposal of outdated production lines can result in an increased impairment on property, plant and equipment, which may have a negative impact on our results of operations.”

We expect to finance the above capital requirements through our cash flows from operations and borrowing from lending institutions.

Quality Assurance and Certifications

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of product quality and compliance with the our internal production benchmarks. We have also received CE and TÜV certifications for all of our solar modules sold in Europe and UL certifications for all solar modules sold in the United States. As part of our effort to be a clear technology leader in the solar power industry, in December 2011, we entered into a strategic cooperative agreement with TÜV SÜD. With TÜV SÜD’s support, we have established at our Fengxian facility a world-class testing center, which are qualified to conduct IEC61215/61730 testing. TÜV SÜD has also awarded TMP (Testing at Manufacturers’ Premises) certification to our in-house laboratories in Fengxian and Hefei. The TMP qualification has enabled us to complete our product certification more quickly and has improved our cost efficiencies. In February 2012, we jointed Intertek’s “Satellite Program” to strengthen cooperation in the fields of quality, safety and ecology, the designation by Intertek as a “Satellite Program” certified laboratory is a professional recognition of our quality management system, and enables us to become more independent in controlling our product testing and certification processes, thereby significantly improving the product operating cycle and helping us further strengthen our leadership in product quality. Our Hefei laboratory also received the Satellite Program certification in 2013. In August 2012, JA Fengxian also obtained the accreditation of ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories from China National Accreditation Service for Conformity Assessment.

The following table sets forth the certifications we have received and major test standards our products and manufacturing processes have met:

Date	Certification and Test Standard	Relevant Product or Process
November 29, 2007	ISO 9001: 2008	JA Hebei’s quality management system in designing, manufacturing and sale of solar cells
November 29, 2007	ISO 14001: 2004	JA Hebei’s environmental management system in designing, manufacturing and sale of solar cells
November 29, 2007	OHSAS 18001: 2007	JA Hebei’s safety management system in designing, manufacturing and sale of solar cells
May 8, 2009	ISO 9001:2008	JA Yangzhou’s quality management system in designing, manufacturing and sale of solar cells
May 8, 2009	ISO 14001: 2004	JA Yangzhou’s environmental management system in designing, manufacturing and sale of solar cells
May 8, 2009	OHSAS 18001: 2007	JA Yangzhou’s safety management system in designing, manufacturing and sale of solar cells
April 28, 2009	ISO 9001:2008	JA Fengxian’s quality management system in designing, manufacturing and sale of solar modules
November 15, 2010	ISO 14001: 2004	JA Fengxian’s environmental management system in designing, manufacturing and sale of solar modules
November 15, 2010	OHSAS 18001: 2007	JA Fengxian’s safety management system in designing, manufacturing and sale of solar modules
July 25, 2011	ISO 9001:2008	JA Wafer R&D’s quality management system in designing, manufacturing and sale of solar wafers
July 25, 2011	ISO 14001: 2004	JA Wafer R&D’s environmental management system in designing, manufacturing and sale of solar cells
July 25, 2011	OHSAS 18001: 2007	JA Wafer R&D’s safety management system in designing, manufacturing and sale of solar cells
May 9, 2012	ISO 9001:2008	JA Hefei Technology’s quality management system in designing, manufacturing and sale of solar modules
May 9, 2012	ISO 14001: 2004	JA Hefei Technology’s environmental management system in designing, manufacturing and sale of solar modules
May 9, 2012	OHSAS 18001: 2007	JA Hefei Technology’s safety management system in designing, manufacturing and sale of solar modules
September 4, 2014	ISO 9001: 2008	JA Hebei’s quality management system in designing, manufacturing and sale of solar modules
September 4, 2014	ISO 14001: 2004	JA Hebei’s environmental management system in designing, manufacturing and sale of solar modules
September 4, 2014	OHSAS 18001: 2007	JA Hebei’s safety management system in designing, manufacturing and sale of solar modules

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

Markets and Customers

We sell our solar cell and module products primarily to module manufacturers, system integrators and project developers. We have developed a diverse customer base in various markets worldwide, including China, Japan, United Kingdom, the United States, Hong Kong, Australia, Singapore and Belgium. We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally does not require collateral. We maintain an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer credit worthiness and current economic trends. We plan to continue to expand our direct sales both internationally and domestically as well as to establish long-term relationships with existing customers to develop a loyal customer base.

Historically, we sold a significant portion of our products to customers in China. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2012, 2013 and 2014, approximately 54.1%, 58.2% and 66.9% of our revenues were generated from customers outside China, respectively. No single customer accounted for more than 10% of our total net revenues for the years ended December 31, 2012. For the year ended December 31, 2013 and 2014, there is one customer located in Japan accounting for 18.6% and 28.8% of our total revenues.

The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2012	2013	2014
	(RMB in millions)
China	3,087	3,001	3,742
Outside China
Germany	1,266	661	202
Japan	436	1,597	3,853
Rest of the world	1,930	1,924	3,499
Total revenues	6,719	7,183	11,296

Sales and Marketing

We market and sell our solar power products worldwide primarily through a direct sales force and via market-focused sales agents. We have established subsidiaries in Japan, Germany and the United States to conduct sales, marketing and brand development for our products in the Japanese, European and North American markets. Our marketing activities include trade shows, conferences, sales training, product launch events, advertising and public relations campaigns. Working closely with our sales and product development teams, our marketing team is also responsible for collecting market intelligence and supporting our sales team’s lead generation efforts.

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

Seasonality

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products tend to decrease during the winter months in our key markets, such as China, due to adverse weather conditions that can complicate the installation of solar power systems. Demand from other countries, such as Japan and the United States, may also be subject to significant seasonality.

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of annual report, we had a total of 203 issued patents and 102 pending patent applications in China.

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

In order to protect our reputation and brand, we currently maintain 15 trademark registrations in China, including the Chinese characters “晶澳” of our name and “JA Solar.” We also maintain 14 trademarks outside China.

We have not had any material intellectual property claims against us since our inception.

Competition

The solar power market is intensely competitive and rapidly evolving. As we build out our solar module and wafer manufacturing capacity to become more vertically integrated, we mainly compete with integrated manufacturers of solar power products such as Trina Solar Limited, Yingli Green Energy, and Canadian Solar. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Some of our competitors have become vertically integrated, from silicon wafer manufacturing to solar power system integration for a longer period than we do. We expect to compete with future entrants to the PV market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new PV technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

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

On September 26, 2009, the PRC State Council approved and circulated the Opinions of National Development and Reform Commission and other Nine Governmental Authorities on Restraining the Manufacturing Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon manufacturing capacity in China has exceeded demand and adopted a policy to impose more stringent requirements on the construction of new facilities for manufacturing polysilicon in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with solar product manufacturers to expand their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business.

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

On January 20, 2014, the NEA issued the Guideline of Energy Work in 2014 to support the solar power generation. The Guideline stated that the NEA will put emphasis on the building of the 18 demonstration plots of distributed PV generation, develop the practical business mode of distributed PV, lower the cost of distributed PV generation and try to achieve the parity use of PV power at low voltage om 2020.

On November 21, 2014, the NEA issued the Guideline of Energy Work in 2015 to support the distributed PV generation. The Guideline stated that there will be additional 12 PV demonstration plots in Jiaxing High Tech Zone, besides the 18 listed by NEA last time.

On September 2, 2014, the NEA issued a notice to further promote the distributed PV applications, improve the access to power grid and ensure the proper payment of subsidies.

On October 9, 2014, the NEA issued a notice to promote PV generation plants programs in connection with the treatment of environment pollution and alleviation of poverty, enhance the management of power grid accessing and connecting operation, encourage the provision of innovative financial products and relevant services to PV generation plants, and improve the efficiency of PV generation plants.

On August 20, 2014, the NDRC issued Directory of New Western Incentive Industry. Solar energy related projects are categorized as “encouraged group” in 11 of the listed 12 western provinces.

On March 16, 2015, the NEA issued a notice regarding the additional capacity of the 2015 PV Power Generation Project, stating the target installation capacity in 2015 is 17.8 GW in total.

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

Restrictions on Foreign Businesses and Investments

The principal regulation governing foreign ownership of solar PV businesses in China is the Catalogue of Industries for Guiding Foreign Investment, updated and effective as of May 1, 2013. Under this regulation, the solar PV business is listed as an industry where foreign investments are encouraged. Encouraged foreign investment companies are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

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

D.                          PROPERTY, PLANTS AND EQUIPMENT

We own our principal executive office building (approximately 12,695 square meters) located in Zhabei, Shanghai. In addition, we own and lease factory and office space in various locations around the world in connection with our operations. We believe that our existing facilities, together with the facilities under construction and to be constructed under our current plans, are adequate for our current requirements. The following table sets forth a summary of our material properties relating to our production and research and development as of December 31, 2014:

Location	Space (in square meters)	Usage of Property	Owned or Leased	Encumbrance
Ningjin, Hebei	337,461	Factory	Leased	None
Yangzhou, Jiangsu	466,200	Factory and R&D center	Owned	None
Fengxian, Shanghai	204,262	Factory	Owned	Yes
Lianyungang, Jiangsu	219,909	Factory and R&D center	Owned	None
Hefei, Anhui	379,616	Factory	Owned	Yes
Sanhe, Hebei	104,740	Factory	Leased	None

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

We derive revenues primarily from sales of solar cell and module products to module manufacturers, system integrator, project developers and distributors. For the year ended December 31, 2014, our total revenues and net income were RMB11.3 billion (US$1.8 billion) and RMB446.7 million (US$72.0 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

•                  Industry Demand.  Demand for solar power products is critical to our business and revenue growth. Our business and revenue growth were closely related to industry demand as well as our ability to retain existing customers and attract new customers. Global industry demand experienced a sharp decline from the second half of 2008 to the third quarter of 2009 due to unfavorable economic conditions globally, coupled with increased manufacturing capacity and decreased prices of solar power products. Although solar power industry demand has progressively revived since the fourth quarter of 2009 and throughout the course of 2010 in our key markets, as well as other national economies, the European sovereign debt crisis since 2011, the economic slowdown in the Eurozone in 2014 as well as reductions in feed-in tariff in various European countries have again impeded the growth in these markets. The demand in the European Union has been restrained by the fixed floor price accepted by us in response to the anti-dumping levies imposed by the European Commission. Such fixed floor prices are higher than our selling prices and are subject to evaluation from time to time. The demand in the European Union is further restrained by the quota limitations applicable to sales of crystalline silicon PV modules and key components originated in or consigned from China to customers in the European Union. The demand in the United States market for solar power products manufactured in China was also substantially restrained by the dumping tariffs and subsidy tariffs imposed by DOC and ITC. In May 2012, DOC and the ITC ruled in their final orders that crystalline silicon PV cells produced in China, whether or not assembled into modules, as well as modules assembled from those cells that are exported to the United States, would be subject to AD and CVD; and we are subject to a combined AD/CVD rate of 29.18%. On December 23, 2014, DOC ruled in its final order that (i) modules, laminates and/or panels assembled in China consisting of crystalline silicon PV cells produced in a customs territory other than China that are exported to the United States would be subject to AD and CVD; and (ii) modules, laminates, and/or panels produced in a third country from cells produced in Taiwan that are exported to the United States would be subject to AD; and the AD and CVD rates applicable to us are 52.13% and 38.72%, respectively, which have come into effect on February 18, 2015 and exist in parallel with the already existing AD/CVD rate of 29.18%. As a result, our ability to continue sourcing cells from suppliers overseas (including Taiwan) for our modules to be sold to the United States would be limited, and the competitiveness of our products to customers located in the United States would be significantly affected. We expect that our sales to the United States market would be materially and adversely affected. In view of the foregoing, the growth prospects still have a great level of uncertainty and trade policy change can occur unexpectedly, which could temporarily lead to fluctuations in industry demand for solar power products including ours.

•                  Government Subsidies and Economic Incentives. The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power substantially exceeds the cost of electricity generated from conventional or non-renewable sources of energy. Various governments such as those of China, Japan, the United States and Canada,  have used different policy initiatives, such as capital cost rebates, feed-in tariffs, tax credits, net metering, to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, Japan, our largest overseas solar power products market in 2014, reduced its feed-in tariff for large-scale installation by 10% from 2012 to 2013, 11% from 2013 to 2014, which was further reduced in 2015 in different phases. Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in our major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Japan and other countries, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels. Our sales of solar modules and offering of EPC services in China are expected to benefit from the recently promulgated PRC laws, regulations and government policies regarding solar energy and other renewable energy, which are intended to provide incentives or otherwise encourage the development of the solar or other renewable energy sector in China.

•                  Capacity Utilization.  Our silicon wafer manufacturing capacity remained unchanged at 1.0 GW in 2012, 2013 and 2014. Our solar cell manufacturing capacity remained unchanged at 2.5 GW in 2012 and 2013 and increased to 2.8 GW in 2014. Our solar module manufacturing capacity remained unchanged at 1.8 GW in 2012 and 2013 and increased to 2.8 GW in 2014. As our business develops, we may introduce new manufacturing equipment with higher production efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. In the fourth quarter of 2012, we reduced manufacturing capacity in each of our facilities in Ningjin, Hebei and Fengxian, Shanghai, by retiring the outdated production lines of solar cells and solar modules, each by 300 MW. Our ability to achieve satisfactory utilization rates will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

•                  Pricing of Our Solar Power Products.  The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. The average selling price of our solar cells declined from approximately RMB2.8 per watt in 2012 to RMB2.4 per watt in 2013 and to RMB2.3 per watt in 2014. The average selling price of our solar module products also declined from RMB4.5 in 2012 to RMB4.0 in 2013 and to RMB3.9 per watt in 2014. The decline of prices of our solar cells and solar module products from 2012 to 2013 was primarily due to an industry-wide supply. The slight decline of prices of our solar cells and solar module products from 2013 to 2014 was primarily due to the depreciation of Japanese Yen and Euro against RMB. We expect the prices of solar power products, including our own products, will remain relatively stable in the near future but will continue to decline over time due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity. In addition, our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with many of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

•                  Changing Product Mix.  We began vertically integrating our business by expanding our production capabilities to manufacture both silicon wafers and solar modules in the fourth quarter of 2009. In addition, expansion to solar module production has changed our product mix. Each of solar cells and solar modules represents a separate stage of the solar power production chain, with each involving different production processes, costs and selling prices. Prior to 2010, our sales consisted almost entirely of solar cells. By the end of December 31, 2014, the sale of solar modules, including solar modules tooling, has accounted for 78.7% of our total shipments and 82.3 % of our total revenues, respectively. We expect that our operating results for future periods will continue to be influenced by the change of our product mix.

•                  Price of Silicon Wafers and Related Raw Materials.  The success of our business and our growth strategy depends heavily on acquiring a supply of polysilicon and silicon wafers at commercially reasonable prices and terms that is consistent with our existing and planned manufacturing capacity. We have entered into prepaid long-term supply contracts with suppliers, including GCL, OCI, Wacker and Jinglong Group. In some instances, these agreements provide for fixed pricing, substantial prepayment obligations and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. We also purchase silicon wafer and polysilicon from the spot market to supplement supplies under our existing long-term supply contracts. The availability and pricing of silicon wafers and polysilicon will affect results of operations.

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

Revenue recognition for engineering, procurement and construction services

We recognize revenue using the percentage of completion method for systems integration projects for which we provide EPC services under the EPC contracts. We estimate our revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. We use this method because management considers costs incurred to be the best available measure of progress on these contracts and management believes it has the ability to reasonably estimate and track costs. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. No contract losses were recorded in the years ended December 31, 2012, 2013 and 2014. In the situation where payments under the EPC contracts to be received from the customer depend on the customer’s financing from other parties, revenue is recognized only when payments are received and other revenue recognition criteria are met. When EPC revenue is deferred as a result of not meeting all the revenue recognition criteria, we assess whether related costs incurred can be deferred by considering recoverability of costs taken into consideration of contract terms and other relevant factors.

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

Account receivables and allowance for doubtful accounts.  Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. We had an allowance for doubtful account balance of RMB190.0 million, RMB281.0 million and RMB275.5 million (US$44.4 million) as of December 31, 2012, 2013 and 2014. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

We assess the credit line and credit term for each customer, given to the payment history of such customer and macro-economic conditions of the regional market. We sign the sales contract and execute the transaction with such customer after sufficient assessment. We recognize revenue from the sale of solar products when the goods are delivered and title and risk of loss transfer is passed to the customers and revenue of EPC services using the percentage of completion method. After the recognition of receivables as well as revenue, we monitor the collectability of receivables and does not make further transactions with such customers recorded with a significant overdue balance.

Short-term and long-term advances to suppliers.  We provide short-term and long-term advances to secure our raw material needs, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will seek to recover our advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return our advances. We had a provision balance of RMB158.5 million, RMB72.3 million and RMB129.3 million (US$20.8 million) for potential losses against supplier advances as of December 31, 2012, 2013 and 2014. If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required. Recoveries of the allowance for advances to supplier are recognized when they are received. We classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and our ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers.

Inventories.  Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. As of December 31, 2012, 2013 and 2014, the provision balance for inventories was RMB141.3 million, RMB69.2 million and RMB59.0 million (US$9.5 million), respectively.

We assess whether losses should be accrued on long-term inventory purchase commitments in accordance with ASC 330-10-35-17 to 18, which requires that losses that are expected to arise from those firm, non-cancellable, and unhedged commitments for the future purchase of inventory items, measured in the same way as inventory losses, should be recognized unless recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.

Under the long-term supply contracts (“LTAs”) between us and certain suppliers, polysilicon and silicon wafer purchase would be made pursuant to the purchase prices and quantities set forth in the relevant LTAs. As a result of the significant declines in the market prices of polysilicon and silicon wafer due to the significant downturn in the solar industry in recent years, the purchase prices set forth in certain LTAs exceeded market prices.

At the end of each reporting period, we separately assess the potential losses on those firm inventory purchases for each supplier. When making the assessment, we consider whether it is able to renegotiate with its suppliers and get positive outcome by taking into account various considerations, such as stated contract price, purchase price reduction, overall amendment to LTA to eliminate fixed price arrangement, its ability to obtain concessions (i.e., reduced purchase prices and/or additional quantities at no cost) so that the actual purchase prices are less than the stated contract prices or close to the market price at the time of purchase, historical outcome of the renegotiation with the same supplier, contract period, the minimum purchase quantity, tax costs involved in the import or export of raw materials and products, status of a particular LTA at the time of assessment, and other circumstances and uncertainties that may impact such assessment.

If it is determined that a loss provision calculation is necessary considering the status of a LTA and all facts and circumstances impacting the evaluation, we follow the guidance of ASC 330-10-35-17 and assesses whether there should be loss on the firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, we use the stated contract price and volume under the relevant LTA as the major assumptions. Loss provision will be provided if the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period

There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2012, 2013 and 2014.

See also “Notes to Consolidated Financial Statements—7 Inventories.

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

Project assets.  We began to engage in solar project development in 2013. Project assets consist primarily of direct costs relating to solar power projects in various stages of development. A project asset is initially recorded at the actual cost. For a self-developed project asset that is initially obtained by application of feed-in-tariff (“FIT”) contract and other required permits, consents, the actual cost capitalized is the amount of the expenditure incurred for the application of those contracts, permits, consents, material and labor costs, capitalized interest and other similar direct costs. For a project asset acquired from external parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition cost. Modules cost, equipment cost and development and others incurred in the project development process will build up the cost of project assets.

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, we consider a number of factors, including changes in environmental, ecological, permitting, marketing price or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. No impairment of the project assets was recorded in the year ended December 2013 and 2014.

Costs capitalized in the construction of solar power plants under development will be transferred tocompleted solar power plants upon completion and when they are ready for its intended use, which is at the point when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for its intended use. Depreciation is computed using the straight-line method over the expected life of 20 years. As of December 31, 2014, no solar power plant has been ready for its intended use.

As of December 31, 2014, project assets with net book value of RMB 310,029 were pledged as collateral for our borrowings of RMB 200,000 from Industrial and Commercial Bank of China.

Issuance of ordinary shares and warrants.  On August 14, 2013, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single institutional investor to issue 15,228,425 ordinary shares for an aggregate cash of US$24 million (RMB equivalent 147,998). In conjunction with the ordinary share offering, we also issued to the Investor Series A-1 Warrant, Series A-2 Warrant, Series A-3 Warrant, and Series B Warrant (“Warrants”) to acquire up to 12,724,164 ordinary shares (or 2,544,833 ADSs), 12,724,164 ordinary shares (or 2,544,833 ADSs), 12,724,164 ordinary shares (or 2,544,833 ADSs), and 50,896,656 ordinary shares (or 10,179,332 ADSs), respectively.

Accordance with ASC 815-10, the warrants are deemed legally detachable and separately exercisable from the ordinary shares and, thus accounted for as a freestanding instrument. As the warrants are denominated in US Dollar, yet our functional currency is RMB, warrants are not considered indexed to our own stock. Accordingly, the warrants are liability derivatives which need to be fair valued on day one and mark to market subsequently at each reporting period end, with the fair value gain or loss arising from the re-measurement recognized in the consolidated statements of operations and comprehensive (Loss)/Income.

On the transaction date, the sales proceeds are first allocated to the warrant based on the warrants’ full fair value of RMB172.9 million (US$28.6 million), and the residual amount of the sales proceeds is allocated to the ordinary shares. The fair value of the warrants in excess of net proceeds of the equity offering of RMB44.4 million (US$7.3 million) is charged to retained earnings as a deemed dividend due to this portion is a benefit transferred from existing shareholders to the new investor. Such amount is charged as deemed dividend on the transaction date and is an adjustment to net loss available to attributable to JA Solar Holdings for basic and diluted EPS calculation, as an effective dividend from existing ordinary shareholders. For the years ended December 31, 2013 and 2014, RMB51.1 million (US$8.4 million) of loss and RMB74.0 million (US$11.9 million) of gain were recognized based on a subsequent change in fair value of the warrants in our Consolidated Statements of Operations and Comprehensive (Loss)/Income.

These warrants are participating securities because they had contractual rights to share our profits but not losses. For the years ended December 31, 2014, the computation of basic loss per share using the two-class method was not applicable as we were in a net loss position.

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the years ended December 31, 2012, 2013 and 2014 we used the forfeiture rate of 9.82%, 10.92% and 10.05%, respectively.

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

Income taxes.

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We recorded valuation allowances to reduce our net deferred tax assets and the balance of such valuation allowance was RMB576.5 million, RMB683.3 million and RMB456.9 million (US$73.6 million) as of December 31, 2012, 2013 and 2014, respectively.

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations. In the years ended December 31, 2012, 2013 and 2014, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

Investments.

Investments in entities where we do not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Investment in a joint venture or an affiliate is accounted for by the equity method of accounting as we have the ability to exercise significant influence but do not own a majority equity interest. Under the equity method of accounting, our share of the investee’s results of operations is included in equity gain/(loss) for the investee in our consolidated statements of operations. Unrealized gains on transactions between us and the joint venture or affiliate are eliminated to the extent of our interest in the joint venture or affiliate, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in the joint venture or affiliate equals or exceeds our interest in the joint venture or affiliate, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the joint venture or affiliate.

We review our investment in the joint venture or affiliate to determine whether a decline in fair value below the carrying value is other- than-temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below our carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, changes in valuation subsequent to the balance sheet date and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value.

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

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed, including non-controlling interests if applicable, is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. (See also “Notes to Consolidated Financial Statements—3. Acquisition.)

In January 2013, we completed the acquisition of 65% equity interest in Hebei Ningjin Songgong for a total consideration of RMB 150.5 million.

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

See also “Notes to Consolidated Financial Statements—16. Senior Convertible Notes.

Key Components of Results of Operations

Revenues

The following table sets forth the principal components of our revenues by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2012		2013		2014
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Solar modules	4,044	60.2	4,388	61.1	9,292	82.3
Solar cells and other products	2,357	35.1	2,386	33.2	1,825	16.1
Engineering, procurement and construction	136	2.0	28	0.4	23	0.2
Solar product processing	182	2.7	381	5.3	156	1.4
Total Revenues	6,719	100.0	7,183	100.0	11,296	100.0

We derive revenues primarily from the sale of solar modules, solar cells and other products to module manufacturers, system integrators, project developers and distributors. For the years ended December 31, 2012, 2013 and 2014, approximately 54.1%, 58.2% and 66.9% of our total sales were to customers outside China, respectively. For the years ended December 31, 2012, 2013 and 2014, sales to our largest customer represented approximately 4.8%, 18.6% and 28.8% of our total revenues, respectively; and sales to our three largest customers represented approximately 12.9%, 28.6% and 39.1% of our total revenues, respectively. Our three largest customers were all unrelated third parties. Sales to our top ten customers accounted for approximately 27.7%, 42.5% and 56.4% of total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

For the year ended December 31, 2014, our revenues from sales of solar modules amounted to approximately RMB9.3 billion (US$1.5 billion), or 82.3% of our total revenues. We sold approximately 2,375.9 MW of solar modules in 2014, compared to 1,092.3 MW in 2013. The increase of sales of solar modules was primarily due to the shift of our product mix to solar modules. We accrued 1.0% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and separately accrued specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment and include that amount in our cost of revenues. Because we have limited warranty claims to date, we accrue the estimated costs of warranties based on our own history, industry data and an assessment of our competitors’ accrual history.

For the year ended December 31, 2014, our revenues from sales of solar cells and other products amounted to approximately RMB1.8 billion (US$294.0 million), or 16.1% of our total revenues. We sold approximately 559.5 MW of solar cells in 2014, compared to approximately 674.5 MW in 2013. The decrease in sales of solar cells and other products was due to the shift of our product mix to solar modules.

For the year ended December 31, 2014, our revenues included revenues from EPC services, which amounted to approximately RMB22.6 million (US$3.6 million), or 0.2% of our total revenues. We provide EPC services to Chinese project owners, most of whom are utility companies and independent power generators.

For the year ended December 31, 2014, our revenues also included revenues from solar product processing services of 122.5 MW, which amounted to approximately RMB156.1 million (US$25.2 million), or 1.4% of our total revenues. We provide solar production processing services to customers who have their own raw material supplies, including polysilicon and wafers. We provide solar product processing services to customers mainly based on the customer demands, as well as to utilize our excess production capacities when our polysilicon or wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2012		2013		2014
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Cost of Revenues
Solar modules	4,029	60.0	3,861	53.8	7,844	69.4
Solar cells and other products	2,476	36.9	2,254	31.4	1,594	14.1
Engineering, procurement and construction	85	1.3	16	0.2	8	0.1
Solar products processing	183	2.6	290	4.0	93	0.8
Total cost of revenues	6,773	100.8	6,421	89.4	9,539	84.4

Solar modules.  For the years ended December 31, 2012, 2013 and 2014, our cost of revenues for solar modules accounted for 60.0%, 53.8% and 69.4% of our total revenues, respectively. The increase in costs of solar modules in absolute amounts and as a percentage of our total revenues from 2013 to 2014 is primarily due to the significant increase in sales volume of our solar modules.

Solar cells and other products.  For the years ended December 31, 2012, 2013 and 2014, cost of solar cells and other products accounted for 36.9%, 31.4% and 14.1% of our total revenues, respectively. The decrease in the cost of solar cell and other product in absolute amounts and as a percentage of our total revenues from 2012 to 2014 is primarily due to the shift of our product mix to solar modules.

Engineering, procurement and construction.  We started providing EPC services in the third quarter of 2011. For the years ended December 31, 2012, 2013 and 2014, the cost of revenues for our EPC services decreased from RMB85 million in 2012 to RMB16 million in 2013 and to RMB8 million (US$1.3 million) in 2014, due to decrease in the scale of the projects commenced and completed in the years 2012, 2013 and 2014. As a percentage of our total revenues, the cost of revenues for our EPC services accounted for 1.3%, 0.2% and 0.1% for the years ended December 31, 2012, 2013 and 2014, respectively.

Solar products processing.  For the years ended December 31, 2012, 2013 and 2014, cost of revenues for our solar products processing services accounted for 2.6%, 4.0% and 0.8% of our total cost of revenues, respectively. The decrease in the cost of solar products processing in absolute amounts and as a percentage of our total revenues from 2013 to 2014 is primarily due to the decreased processing service rendered by us to customers, which is in consistent with customer demands.

Operating Expenses

The following table sets forth the principal components of our operating expenses by amounts and percentage of our total revenues for periods indicated

	Year ended December 31,
	2012		2013		2014
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Operation Expenses
Selling, general and administrative expenses	902	13.4	765	10.7	954	8.5
Research and development expenses	86	1.3	88	1.2	140	1.2
Impairment loss for property, plant and equipment	398	5.9	—	—	—	—
Total operating expenses	1,386	20.6	853	11.9	1,094	9.7

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

We did not grant any options in 2013. In 2012 and 2014, we granted options to purchase 2,207,000 and 3,660,000 ordinary shares, respectively, to a number of our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.” Our share-based compensation expenses relating to our option grants and stock awards have had a material and adverse effect on our reported earnings for the years ended December 31, 2012, 2013 and 2014. We recognized a share-based compensation charge of RMB33.2 million, RMB9.4 million and RMB16.3 million (US$2.6 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The above charges are net of forfeiture reversal amounts of RMB2.7 million, RMB2.8 million and RMB2.4 million (US$0.39 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Share-based compensation expenses are amortized over the vesting period of these options ranging from two to four years starting from the grant date.

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

Impairment loss for property, plant and equipment.  We did not incur any impairment loss for property, plant and equipment in 2013 and 2014. In 2012, we incurred impairment loss of RMB397.8 million for property, plant and equipment.

Interest (Income) Expense, net

We generated interest income of RMB36.2 million, RMB17.1 million and RMB28.2 million (US$4.5 million) and incurred interest expense of RMB489.3 million, RMB285.6 million and RMB229.7 million (US$37.0 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Our net interest expense in 2012, 2013 was primarily the interest related to the 4.5% senior convertible notes maturing on May 15, 2013, or the 2008 Senior Notes, and our short-term and long-term borrowings. Our net interest expense in 2014 was primarily the interest related to borrowings. The interest expense recognized for interest payable to the 2008 Senior Notes holders was RMB56.9 million, RMB12.3 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB96.5 million, RMB24.2 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively. The amount of interest expense recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB29.5 million, RMB8.2 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively. Other interest expenses were RMB306.4 million, RMB240.9 million and RMB229.7 million (US$37.0 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The increase or decrease in other interest expenses is consistent with the increase or decrease in borrowings.

Foreign Exchange Loss

We incurred foreign exchange losses of RMB24.5 million, RMB43.8 million and RMB61.8 million (US$10.0 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The increase of foreign exchange losses from 2013 to 2014 were primarily because a significant portion of our monetary assets and liabilities are denominated in Japanese Yen and Euros, which depreciated in 2014 relative to the RMB. Fluctuations in currency exchange rates may continue to have a significant effect on our financial results as we continue to grow our sales to markets outside China.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were 2.6%, 2.6% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for January 2013, 2014 and 2015 were increases of 2.0%, 2.5% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Pronounced Accounting Standards

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 ‘‘Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity’’. The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (‘‘ASU 2014-09’’), ‘‘Revenue from Contracts with Customers (Topic 606)’’. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2012		2013		2014
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	%
Income Statement and Comprehensive Loss Data:
Total Revenues	6,719	100.0	7,183	100.0	11,296	100.0
China	3,087	45.9	3,002	41.8	3,743	33.1
Outside China	3,632	54.1	4,181	58.2	7,553	66.9
Cost of revenues	(6,773)	(100.8)	(6,421)	(89.4)	(9,539)	(84.4)
Gross profit/(loss)	(54)	(0.8)	762	10.6	1,757	15.6

Operating expenses	(1,386)	(20.6)	(853)	(11.9)	(1,094)	(9.7)
Selling, general and administrative expenses	(902)	(13.4)	(765)	(10.7)	(954)	(8.4)
Research and development expenses	(86)	(1.3)	(88)	(1.2)	(140)	(1.2)
Impairment loss for property, plant and equipment	(398)	(5.9)	—	—	—	—

Loss from continuing operations	(1,440)	(21.4)	(91)	(1.3)	663	5.9
Change in fair value of derivatives	9	0.1	(52)	(0.7)	84	0.7
Convertible notes buyback gain/(loss)	(8)	(0.1)	—	—	—	—
Interest expense	(489)	(7.3)	(285)	(4.0)	(230)	(2.0)
Interest income	36	0.5	17	0.2	28	0.2
Foreign exchange loss	(25)	(0.4)	(44)	(0.6)	(62)	(0.5)
Loss for equity investment in a joint venture	(43)	(0.6)	(2)	(0.0)	3	0.0
Other income, net	399	6.0	16	0.2	34	0.3
Loss from continuing operations before income taxes	(1,561)	(23.2)	(441)	(6.2)	520	4.6
Income tax (expense)/benefit	(101)	(1.5)	15	0.2	(73)	(0.6)
Net loss	(1,662)	(24.7)	(426)	(6.0)	447	4.0
Gain from sales of discontinued operations, net of tax	—	—	—	—	—	—
Net income/(loss)	(1,662)	(24.7)	(426)	(6.0)	447	4.0

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Total revenues. Our total revenues increased from RMB7.2 billion in 2013 to RMB11.3 billion (US$1.8 billion) in 2014. The increase was primarily due to an increase in our output. Our total shipments increased from 2.1 GW in 2013 to 3.1 GW in 2014. Our total revenues from sales in China increased from RMB3.0 billion in 2013 to RMB3.7 billion (US$603.1 million) in 2014, which was primarily due to strong industry demand in China for solar power products. Our total revenues from sales outside China increased from RMB4.2 billion in 2013 to RMB7.6 billion (US$1.2 billion) in 2014, primarily due to the recovery of solar power products market and strong demand in Japan for solar power products. Our revenues from sales in China, as a percentage of our total revenues, decreased from 41.8% in 2013 to 33.1% in 2014, and our revenues from sales outside China, as a percentage of our total revenues, increased from 58.2% in 2013 to 66.9% in 2014. This reflected strong customer demands of solar modules as well as our transition to focus on solar modules, which are more likely to be sold to customers outside of China.

Cost of revenues. Our cost of revenues increased from RMB6.4 billion in 2013 to RMB9.5 billion (US$1.5 billion) in 2014. The increase in our cost of revenues was primarily due to increase in sales volume.

Gross profit/(loss).  We recorded a gross profit of RMB1.8 billion (US$283.0 million) in 2014 as compared to a gross profit of RMB762.3 million in 2013, primarily due to increase in revenue and gross margin. Our gross profit as a percentage of our total revenues increased from 10.6% in 2013 to 15.6% in 2014, primarily due to the continued shift of our product mix to solar modules that carry higher gross margin and the increase in sales volume in certain countries that also carry higher gross margin.

Total operating expenses. Our total operating expenses increased from RMB853.5 million in 2013 to RMB1.1 billion (US176.3 million) in 2014. The increase in our total operating expenses was in line with the increase in total revenues.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses increased from RMB765.2 million in 2013 to RMB954.3 million (US$153.8 million) in 2014, and as the percentage of our total revenues decreased from 10.7% in 2013 to 8.4% in 2014. The increase in our selling, general and administrative expenses in absolute amounts was primarily due to (i) provision of advance to suppliers, (ii) increase in shipping costs due to increase in sales volume in 2014, and (iii) increase in employee compensation expenses resulted from increase of headcount.

•                  Research and development expenses. Our research and development expenses increased from RMB88.3 million in 2013 to RMB139.7 million (US$22.5 million) in 2014 and as a percentage of our total revenues stays the same as 1.2% in 2013 and 2014. The increase in the absolute amount of our research and development expenses was due primarily to greater research and development activities undertaken by us.

•                  Impairment loss for property, plant and equipment. In 2013 and 2014, we did not incur any impairment loss for property, plant and equipment.

•                  Change in fair value of derivatives. Our changes in fair value of derivatives changed from a loss of RMB51.9 million in 2013 to a gain of RMB84.5 million (US$13.6 million) in 2014. The change reflected fair value changes associated with our derivative assets and liabilities for the years ended December 31, 2013 and 2014, respectively, in particular our embedded derivatives underlying warrants we issued to a single investor in conjunction with the ordinary share offering on August 13, 2013, the value of which is a combined result of change in share price, volatility, expected term to maturity, risk-free rate and credit spread, etc.

Convertible notes buyback gain/(loss).  We did not incur any convertible notes buyback gain/(loss) in 2014.

Interest expenses. We incurred an interest expenses of RMB285.6 million and RMB229.7 million (US$37.0 million) in 2013 and 2014, respectively. The slight decrease in our interest expense was primarily due to reduction in outstanding debt.

Interest income.  Our interest income increased from RMB17.1 million in 2013 to RMB28.2 million (US$4.5 million) in 2014, respectively. The increase in our interest income was primarily due to increase in cash and restricted cash balance.

Foreign exchange loss.  Our foreign exchange loss increased from RMB43.8 million in 2013 to RMB61.8 million (US$10.0 million) in 2014, primarily due to the significant depreciation of JPY and Euro against Renminbi in 2014.

Other income. Our other income increased from RMB16.1 million in 2013 to RMB33.1 million (US$5.3 million) in 2014 primarily because the increase in government subsidies and revaluation gain related to acquisition of JA MEMC (Yangzhou) Solar Technology Company Ltd., which was an equity investee prior to the acquisition.

Income tax (expense)/benefit. Our income tax expense was RMB73.4 million (US$11.8 million) in 2014, compared to an income tax benefit of RMB15.0 million in 2013, primarily due to our return to profitability in 2014. Net income tax expenses in 2014 include income tax benefits of RMB 36.2 million (US$ 5.8 million) generated by reversal of valuation allowance against deferred tax assets due to the expected utilization of deferred tax assets in the future.

Net Income/(loss). As a result of the above factors, we recorded a net income of RMB446.7 million (US$72.0 million) in 2014, compared to a net loss of RMB426.5 million in 2013.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Total revenues. Our total revenues increased from RMB6.7 billion in 2012 to RMB7.2 billion in 2013. The increase was primarily due to improvement in the general demand for PV products and our success in capturing the growth in key markets. Our total shipments increased from 1.7 GW in 2012 to 2.1 GW in 2013. Our total revenues from sales in China decreased slightly from RMB3.1 billion in 2012 to RMB3.0 billion in 2013, which was primarily due to a decrease in average selling price of products sold in China as well as our transition to focus less on solar cells, which are more likely to be sold in China. Our total revenues from sales outside China increased from RMB3.6 billion in 2012 to RMB4.2 billion in 2013, primarily due to our effort in expanding the overseas market. Our revenues from sales in China, as a percentage of our total revenues, decreased from 45.9% in 2012 to 41.8% in 2013, and our revenues from sales outside China, as a percentage of our total revenues, increased from 54.1% in 2012 to 58.2% in 2013. This reflected our transition to focus on solar modules, which are more likely to be sold to customers outside of China. In 2013, Japan became our largest overseas market, where we derived 22.2% of our total revenues.

Cost of revenues. Our cost of revenues decreased from RMB6.8 billion in 2012 to RMB6.4 billion in 2013. The decrease in our cost of revenues was primarily due to a decrease in the unit price of raw materials and processing cost.

Gross profit/(loss).  We recorded a gross profit of RMB762.3 million in 2013 as compared to a gross loss of RMB54.4 million in 2012, primarily due to improvement in the market condition, offsetting the impact of a slight decrease in the average selling price of our solar power products, and our success in reducing manufacturing costs. Our gross profit as a percentage of our total revenues was 10.6% in 2013 and our gross loss as a percentage of our total revenues was -0.8% in 2012.

Total operating expenses. Our total operating expenses decreased from RMB1.4 billion in 2012 to RMB853.5 million in 2013. The decrease in our total operating expenses was primarily due to a decrease in impairment loss on long-lived assets from RMB397.8 million in 2012 to nil in 2013. Total operating expenses as a percentage of our total revenue decreased from 20.6% in 2012 to 11.9% in 2013.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses decreased from RMB901.6 million in 2012 to RMB765.2 million in 2013, and as the percentage of our total revenues decreased from 13.4% in 2012 to 10.7% in 2013. The decrease in our selling, general and administrative expenses in absolute amounts and as a percentage of our total revenues was primarily due to tightened expense control and a decrease in allowance for doubtful accounts in 2013, while the decrease in allowance for doubtful accounts in 2013 was primarily due to increased prepayments collected from our customers.

•                  Research and development expenses. Our research and development expenses increased from RMB86.4 million in 2012 to RMB88.3 million in 2013 and as a percentage of our total revenues decreased slightly from 1.3% in 2012 to 1.2% in 2013. The increase in the absolute amount of our research and development expenses was due primarily to greater research and development activities undertaken by us.

•                  Impairment loss for property, plant and equipment. In 2013, we did not incur any impairment loss for property, plant and equipment. In 2012, we incurred impairment loss of RMB397.8 million for property, plant and equipment.

Change in fair value of derivatives. Our changes in fair value of derivatives changed from a gain of RMB9.3 million in 2012 to a loss of RMB51.9 million in 2013. The change reflects fair value changes associated with our derivative assets and liabilities for the years ended December 31, 2012 and 2013, respectively, in particular our embedded derivatives in association with the 2008 Senior Notes and derivatives underlying warrants we issued to a single investor in conjunction with the ordinary share offering on August 13, 2013, the value of which is a combined result of change in share price, volatility, expected term to maturity, risk-free rate and credit spread, etc.

Convertible notes buyback gain/(loss).  We did not incur any convertible notes buyback gain/(loss) in 2013.

Interest expenses. We incurred an interest expenses of RMB489.3 million and RMB285.6 million in 2012 and 2013, respectively. The decrease in our interest expense was primarily due to reduction in outstanding debt.

Interest income.  Our interest income decreased from RMB36.2 million in 2012 to RMB17.1 million in 2013, respectively. The decrease in our interest income was primarily due to a reduction in cash balance.

Foreign exchange loss.  Our foreign exchange loss increased from RMB24.5 million in 2012 to RMB43.8 million in 2013, primarily due to the continuing depreciation of the U.S. dollar and Euro against Renminbi in 2013.

Other income. Our other income decreased from RMB398.9 million in 2012 to RMB16.1 million in 2013 primarily because our other income in 2012 was due to a one-time gain of RMB369.2 million from sales proceeds pertaining to the sale of certain rights related to a claim against LBIE, originating from an ADS lending agreement between us and LBIE, dated May 13, 2008.

Income tax (expense)/benefit. Our income tax benefit was RMB15 million in 2013, compared to an income tax expense of RMB100.6 million in 2012, primarily because we reversed certain valuation allowance in 2013 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets.

Net Loss. As a result of the above factors, we recorded a net loss of RMB426.5 million in 2013, compared to a net loss of RMB1.7 billion in 2012.

B.                          LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Senior Notes, issuance of warrants, short-term and long-term borrowings and cash flow from operations. As of December 31, 2014, we had RMB3.0 billion (US$481.6 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds. Restricted cash represents amounts temporarily held by banks as collateral for issuance of letters of credit, letters of guarantee, bank acceptance notes as well as certain bank borrowings, which are not available for our use.

As of December 31, 2014, we had RMB2.3 billion (US$366.7 million) in outstanding short-term borrowings and long-term borrowings (current portions). As of December 31, 2014, we had RMB1.9 billion (US$306.6 million) in outstanding long-term borrowings (excluding current portions). These loans were borrowed from various financial and non-financial institutions and generally have terms of 5 to 179 months and expire at various times. Our outstanding borrowings as of December 31, 2014 bore an average interest rate of 6.07% per annum. These credit facilities were granted for long-term project development as well as working capital usages. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We have restrictive covenants for RMB274 million (US$44.2 million) of our loans, which are subject to financial ratio covenants. As of the date of this annual report, we have not breached any of the covenants. On September 3, 2010, we entered into a Financial Partnership Agreement with China Development Bank Shanghai Branch, or CDB. The Financial Partnership Agreement is a commercial framework agreement, pursuant to which CDB agrees to provide up to RMB30 billion credit facilities to us from 2010 to 2015 to support our capital needs under its long-term growth and corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company. As of December 31, 2014, we had not utilized any credit facilities from CDB.

Our long-term borrowings of RMB114 million (US$18.4 million) with Agricultural Bank of China were secured by certain of our buildings and land use right in Shanghai Jinglong. In January 2014, we renewed an entrustment loan of RMB1.4 billion (US$232.1 million) with Hefei High-Tech Industrial Development Zone Management Co., Ltd., which is secured by buildings, machinery and equipment, construction in progress and land use rights owned by JA Hefei Technology and all our equity interests in JA Hefei Technology. Our short-term entrustment loan of RMB40.0 million (US$6.4 million) with Shanghai Pudong Development Bank was secured by buildings and land use right in JA Lianyungang. Our short-term borrowings of RMB140.0 million (RMB22.6 million) were secured by certain of our buildings in Shanghai JA Solar PV Technology Co., Ltd. No collateral is created on other properties we own.

The unused lines of credit were RMB690.7 million (US$111.3 million) as of December 31, 2014. No terms and conditions of the unused credit line are available yet because utilization of such unused lines of credit requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers decreased from RMB1.5 billion as of December 31, 2012 to RMB1.2 billion (US$186.2 million) as of December 31, 2013 and to RMB789.3 million (US$127.2 million) as of December 31, 2014, as a combined result of utilization of prepayments previously made as well as additional allowance provided against prepayments. Our net inventory increased from RMB930.1 million as of December 31, 2012 to RMB1.3 billion as of December 31, 2013 and to RMB1.9 billion (US$304.0 million) as of December 31, 2014 as a result of increase in market demands.

Our accounts receivable was RMB2.5 billion (US$396.8 million) as of December 31, 2014. For the year ended December 31, 2014, net provisions of RMB15.4 million (US$2.5 million), which includes reversals in the amount of RMB55.7 million (US$9.0 million), were made against accounts receivable for estimated losses resulting from the inability of the customers to make payments as well as a few customers that had financial and operational difficulties.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(in millions)
	RMB	RMB	RMB
Net cash provided by operating activities	8	1,465	526
Net cash used in investing activities	(630)	(614)	(1,373)
Net cash provided by/(used in) financing activities	(233)	(1,772)	877
Effect of exchange rate changes on cash and cash equivalents	(3)	10	5
Net increase in cash and cash equivalents	(858)	(911)	35
Cash and cash equivalents at the beginning of the year	3,889	3,031	2,120
Cash and cash equivalents at the end of the year	3,031	2,120	2,155

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

Net cash provided by operating activities for the year ended December 31, 2014 was RMB526.2 million (US$84.8 million), primarily attributable to a net income of RMB446.7 million (US$72.0 million), positively adjusted for certain items such as a depreciation and amortization or RMB685.3 million (US$110.5 million), a decrease in notes receivables of RMB132.2 million (US$21.3 million), a decrease in advance to third party suppliers of RMB265.1 million (US$42.7 million), an increase in accounts payable of RMB887.7 million (US$143.1 million) and an increase in other payables of RMB105.0 million (US$16.9 million), partially offset by certain items such as deferred income taxes of RMB116.2 million (US$18.7 million), an increase in accounts receivables from third party customers of RMB1.3 billion (US$217.0 million), and an increase in inventories of RMB536.1 million (US$86.4 million) and a decrease in other current assets of RMB167.0 million (US$26.9 million).

Net cash provided by operating activities for the year ended December 31, 2013 was RMB1,464.7 million, primarily attributable to a net loss of RMB426.5 million, positively adjusted for certain items such as a depreciation and amortization of RMB595.8 million, allowance for doubtful accounts of RMB91.0 million, an inventory provision of RMB119.9 million, a decrease in accounts receivables from third party customers of RMB847.5 million, an increase in accounts payable of RMB598.7 million due to longer credit term being granted by suppliers, a decrease in advance to third-party suppliers of RMB175.6 million due to continuous deduction from the advance as a result of our purchase of materials, a decrease in other current assets of RMB256.6 million, partially offset by certain items such as an increase in inventories of RMB500.8 million based on the increase in sales forecast, an increase in prepaid land use rights of RMB225.4 million, and an increase in accounts receivables from related party customers of RMB196.5 million.

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

Net cash used in investing activities for the years ended December 31, 2012, 2013 and 2014 amounted to RMB630.0 million, RMB614.0 million and RMB1.4 billion (US$221.2 million), respectively, primarily as a result of purchases of property and equipment, investment in project assets, business combination, government grant received for assets acquisition and changes in restricted cash balances in each of the periods. The increase from 2013 to 2014 was primarily due to purchase of property plant and equipment and investment in project assets. Net cash used in investing activities did not change significantly from 2012 to 2013.

Financing Activities.

Net cash provided by financing activities for the year ended December 31, 2014 was RMB877.3 million (US$141.4 million), primarily consisting of proceeds from short-term borrowings of RMB2.9 billion (US$469.5 million), proceeds from long-term borrowings of RMB1.8 billion (US$291.8 million), partially offset by repayment of short-term borrowings of RMB1.8 billion (US$283.4 million), repayment of long-term borrowings of RMB2.4 billion (US$383.1 million) and proceeds from issuance of ordinary shares upon exercise of warrants of RMB286.7 million (US$46.2 million).

Net cash used in financing activities for the year ended December 31, 2013 was RMB1,771.9 million, primarily consisting of repayment of short-term borrowings of RMB1.4 billion, repayment of the 2008 Senior Notes of RMB740.0 million and repayment of long-term borrowings of RMB1.4 billion, partially offset by proceeds from short-term borrowings of RMB1.5 billion, proceeds from issuance of ordinary shares and exercise of warrants of RMB271.6 million.

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

Capital Expenditures

We made capital expenditures of RMB526.2 million, RMB381.7 million and RMB1.1 billion (US$181.0 million) in the years ended December 31 2012, 2013 and 2014, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment, to invest in project assets and to construct and expand our solar product manufacturing lines.

We expect to incur limited capital expenditures of RMB820.4 million (US$132.2 million) in 2015, which will be used primarily for upgrading and expanding our solar product manufacturing facilities.

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

Since our commencement of production in April 2006, we have significantly improved our solar cell fabricating process technologies, including improvements in the processing steps of texturing, diffusion, and drying and firing. These technological improvements have increased cell conversion efficiencies in the various types of silicon wafers that we produce and have improved the production yields of our manufacturing lines. In 2010, our research and development efforts resulted in the introduction of the SECIUM solar cells. In February 2011, we introduced the MAPLE technology, a significant breakthrough in multicrystalline silicon technology that has increased the conversion efficiency rate of multicrystalline solar cells. In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE technology. In addition, the Cypress series cells also feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation. In 2013, we introduced the second generation of the Cypress series, named Cypress2, which have an even higher conversion efficiency and more reliable performance compared with the Cypress series. Using the Cypress 2 technology, monocrystalline and multicrystalline cells can reach conversion efficiency of 19.5% and 18.0%, respectively. We also introduced monocrystalline PERCIUM series with a conversion efficiency of over 20.5% and multicrystalline RIECIUM series with a conversion efficiency of over 18.8%

We intend to continue to focus our research and development efforts on improving and developing processing technologies for production of solar cells aimed at increasing solar cell conversion efficiency and other qualities as well as reducing production costs, including one or more of the following projects and topics:

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

Our research and development expenditures were RMB86.4 million, RMB88.3 million and RMB139.7 million (US$22.5 million) in 2012, 2013 and 2014, respectively.

For intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                          OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2014 we did not have any material off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments or interest rate swap transactions, that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Loan obligations (including interest averaging 6.07%)	4,700,404	2,470,015	742,284	1,303,186	184,919
Operating lease obligations	108,928	65,387	43,541	—	—
Non-cancelable capital expenditures	427,420	427,420	—	—	—
Purchase commitments under take-or-pay agreements	9,756,785	2,674,655	3,233,218	3,087,096	761,816
Purchase commitments under other agreements(1)	682,015	299,788	382,227	—	—
Accrued warranty cost reflected on the company’s balance sheet	251,740	—	—	—	251,740

Total	15,927,292	5,937,265	4,401,270	4,390,282	1,198,475

(1) include only purchase commitments with fixed or minimum price provisions. In addition, we have also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms.

Loan obligations

Our loan obligations relate to borrowings borrowed from various financial and non-financial institutions in China with an average interest rate of 6.07% per annum. The borrowings have terms of 5-179 months and expire at various times throughout 2015 to 2029.

Operating lease obligations

Our operating lease obligations mainly relate to non-cancelable lease for certain land and assets used by our manufacturing facilities in Ningjin, Langfang, Hebei, and offices used by JA Beijing, JA Solar USA Inc., JA Solar Gmbh and JA Japan.

Non-cancelable purchase obligations

As of December 31, 2014, we had contracted for capital expenditures on machinery and equipment of RMB427.4 million (US$68.9 million).

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

Name	Age	Position
Baofang Jin	63	Executive Chairman of the Board of Directors and Chief Executive officer
Jian Xie	37	Director and President
Yuhong Fan	50	Director
Bingyan Ren	69	Director
Erying Jia	60	Director
Hope Ni	43	Independent Director
Jiqing Huang	78	Independent Director
Yuwen Zhao	76	Independent Director
Shaohua Jia	65	Independent Director
Hexu Zhao	58	Chief Financial Officer
Wei Shan	59	Chief Technology Officer

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

Yuhong Fan, Director.  Mr. Fan has been our director since March 2015. He has also served as our vice president since July 2011, the general manager of Solar Silicon Valley since January 2010 and the deputy general manager of Jinglong Group since July 2009. Mr. Fan started his career at Jinglong Group and has held various managerial positions at Jinglong Group and within JA Solar overseeing multiple facets of our manufacturing operations, including wafer production, processing and quality assurance. Mr. Fan graduated from Hebei Broadcast and Television University, China in June 1997.

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

Hope Ni, Independent Director.  Ms. Ni has been our independent director since August 2009. Ms. Ni is currently serves as Executive Director at Cogobuy Group (Stock code: 00400.HK.) since March 1, 2015 and Chief Investment Officer since June 2014. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), ATA, Inc. (NASDAQ: ATAI) and Digital China Holdings Ltd. (Stock code: 00861.HK). In 2008, Ms. Ni served as the vice chairman of COGO Group Inc. From 2004 to 2007, Ms. Ni was the chief financial officer and director of COGO Group Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

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

Wei Shan, Chief Technology Officer.  Dr. Shan has been our chief technology officer since March 2015. Dr. Shan led our R&D efforts since 2008. He has more than three decades of experience in both academic research and industrial development over a number of important semiconductor material systems that include silicon, germanium, II-VI and III-V compounds, wide-band-gap nitrides, dilute III-nitrides and related nanostructures such as quantum wells, wires, and dots, as well as optoelectronic and photovoltaic device applications based on these material systems. His professional experience includes research fellow at Center for Laser and Photonics Research of Oklahoma State University, staff scientist at Material Sciences Division of Lawrence Berkeley National Laboratory (LBNL), leading scientist with Intematix Corporation in charge of US DOE funded hydrogen energy program. Dr. Shan received his Ph.D. in physics from Chinese Academy of Science in 1989, M.S. degree in Semiconductor Device Physics from Shanghai Institute of Technical Physics in 1985 and B.S. degree from Nanjing University in 1982 .

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

B.              COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate compensation of RMB10.0 million (US$1.6 million) to our directors and executive officers. For the year ended December 31, 2014, we did not grant any options or restricted share units to our executive officers. Other than fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

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

Stock Option Plan

We adopted our 2006 Plan on August 18, 2006 and our 2014 Plan on June 30, 2014, which provide for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units, referred to as “awards.” The purpose of the 2006 Plan and the 2014 Plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

The following paragraphs describe the principal terms of our 2006 Plan.

Award Pool.  Under our 2006 Plan, we may grant options to purchase up to 10% of our share capital.

Plan Administration.  Our 2006 Plan is administered by our board of directors or a committee or subcommittee appointed by our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price for the options, vesting schedule, form of payment of exercise price and other applicable terms.

Award Agreement.  Awards granted under our 2006 Plan are evidenced by an award agreement that sets forth the terms and conditions for each award grant, which include, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

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

Amendment and Termination.  Our board of directors may at any time amend, alter or discontinue the plan, provided that no amendment, alteration, or discontinuation shall be made that would impair the rights of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2006 Plan shall continue in effect for a term of ten years from the effective date of the plan.

The following paragraphs describe the principal terms of our 2014 Plan.

Award Pool.  Under our 2014 Plan, we may grant options to purchase 10% of our total issued and outstanding shares as of the date when the board approves the 2014 Plan; provided that, the shares reserved in the award pool shall be increased automatically if and whenever the unissued shares reserved in the award pool accounts for less than 1% of the total then issued and outstanding shares, as a result of which increase the shares unissued and reserved in the award pool immediately after each such increase shall equal to 10% of the then issued and outstanding shares.

Plan Administration.  Our board and the compensation committee of the board will administer our 2014 plan. A committee of one or more members of the board designated by our board or the compensation committee is also authorized to grant or amend awards to participants other than senior executives. The committee will determine the provisions and terms and conditions of each award grant. It shall also have discretionary power to interpret the terms of our 2014 plan.

Award Agreement.  Awards granted under our 2014 plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, consultants and directors. However, no shares may be optioned, granted or awarded if such action would cause an incentive share option to fail to qualify as an incentive share option under Section 422 of the Internal Revenue Code of 1986 of the United States.

Acceleration of Awards upon Change in Control. The participant’s awards shall become fully exercisable and all forfeiture restrictions on such awards shall lapse, unless converted, assumed or replaced by a successor.

Exercise Price. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement and may be a fixed or variable price related to the fair market value of the shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the 2014 plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Vesting Schedule. In general, our plan administrator determines or the evidence of the award specifies, the vesting schedule.

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the 2014 plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our 2014 plan, permits our plan administrator to extend the term of our 2014 plan or the exercise period for an option beyond ten years from the date of grant or results in a material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.

During the year ended December 31, 2014, we granted 3,660,000 options and 90,000 restricted share units to our employees under our 2006 Plan and 2014 Plan.

Our board has authorized a committee, currently consisting of Mr. Baofang Jin, our executive chairman and Mr. Jian Xie, our chief operating officer and director, to approve option grants under our 2006 Plan and 2014 Plan.

As of March 31, 2015, we have granted options to purchase 23,299,000 ordinary shares and awarded 4,912,000 restricted share units under our 2006 Plan and 2014 Plan, options to purchase 5,674,300 ordinary shares and 958,610 restricted share units remained outstanding.

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

D.                          EMPLOYEES

As of December 31, 2012, 2013 and 2014, we had a total of 9,784, 11,163 and 12,300 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2014:

	Number of employees	Percentage of total
Manufacturing and engineering	10,311	83.83%
Quality assurance	660	5.37%
General and administration	582	4.73%
Purchasing and logistics	309	2.51%
Research and development	290	2.36%
Marketing and sales	139	1.13%
Others	9	0.07%
Total	12,300	100%

Of our total employees as of December 31, 2014, 3,843 were located in Ningjin, 3,451 were located in Yangzhou, 1,360 were located in Shanghai, 1,223 were located in Lianyungang, 1,985 were located in Hefei, and 438 were located in other cities in China and abroad.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2014, 1,403 of our employees held bachelor’s or higher degrees. A number of our employees have overseas education and industry experience.

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

E.                          SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2015, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 252,366,417 ordinary shares outstanding as of March 31, 2015.

Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Baofang Jin(3)	39,452,976	15.63
Jian Xie	*	*
Yuhong Fan	*	*
Bingyan Ren	*	*
Erying Jia	*	*
Hope Ni	*	*
Jiqing Huang	*	*
Yuwen Zhao	*	*
Shaohua Jia	*	*
Hexu Zhao	*	*
Wei Shan	*	*
All Directors and Officers as a Group	42,131,960	16.69

Principal Shareholders:
Jinglong Group Co., Ltd.(4)	38,897,366	15.41

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

(2)         In computing the percentage ownership of a person, we have included shares that the person has the right to acquire within 60 days after March 31, 2015, including through the exercise of any option, restricted shares, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(3)         Consists of (i) 253,293 ADSs, representing 1,266,465 ordinary shares, and 37,630,901 ordinary shares held by Jinglong Group Co., Ltd., of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest, and (ii) 111,122 ADSs, representing 555,610 ordinary shares held by Mr. Jin. Mr. Jin disclaims beneficial ownership of the shares held by Jinglong BVI except to the extent of his pecuniary interest therein.

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

As of March 31, 2015, none of our existing shareholders has different voting rights from other shareholders.

To our knowledge, as of March 31, 2015, a total of 216,286,825 ordinary shares are held by one record holder in the United States, which is the Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                          MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.                          RELATED PARTY TRANSACTIONS

Significant Transactions with Hebei Jinglong

Wafer supply

Hebei Jinglong is 100% owned by the shareholders of our largest shareholder, Jinglong BVI, and thus, is a related party of our company. Mr. Baofang Jin, our executive chairman, owns 32.96% equity interests in each of Hebei Jinglong and Jinglong BVI, and Mr. Bingyan Ren, our director, owns 4.79% equity interests in each of Hebei Jinglong and Jinglong BVI. We purchase silicon wafers from Jinglong Group, including Hebei Jinglong.

We have entered into three supply contracts with Jinglong Group in February, March and May 2015 to purchase a fixed amount of silicon wafer subject to prepayment terms, and the price is subject to renegotiation each time after the products are delivered to us depending on the then market condition. We have also entered into various short-term supply contracts with Hebei Jinglong for the supply of silicon wafers, under which Jinglong Group has agreed to supply us with silicon wafers at prevailing market prices with a reasonable discount.

For the years ended December 31, 2012 and 2013 and 2014, we purchased RMB191.3 million and RMB205.0 million, respectively, of silicon wafers from Jinglong Group under the Jinglong Supply Contracts and from Solar Silicon Valley before acquisition. We did not purchase any silicon wafers from Jinglong Group for the year ended December 31, 2014. We will continue to purchase silicon wafers from Jinglong Group.

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

We also outsourced wafer processing services to Hebei Jinglong, which processed polysilicon to silicon wafer. For the years ended December 2012, 2013 and 2014, we paid outsourcing service fee of RMB17.9 million, RMB1.0 million and RMB0.3 million (US$0.05 million) to Hebei Jinglong.

Guarantee

As of December 31, 2014, we received guarantees from Hebei Jinglong for short-term bank borrowing with a principal of RMB672.0 million (US$108.3 million). No amounts have been accrued as a loss contingency related to this guarantee because payment by us is not probable. The fair value of the guarantee as of December 31, 2014 was not material.

Management fees and leasing

We lease properties from Hebei Jinglong and another related party under operating lease agreements. We incurred rental expenses to Hebei Jinglong under operating lease agreements in the amounts of RMB12.0 million, RMB42.1 million and RMB47.4 million (US$7.6 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

Transactions with other Related Parties

We sold solar power products to several related companies, in the amounts of RMB243.2 million, RMB396.5 million and RMB188.6 million (US$30.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

We outsourced processing service to several related companies. The processing service fee amounted to RMB26.7 million, RMB7.1 million and RMB14.7 million (US$2.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

We purchased RMB827.7 million, RMB645.1 million and RMB1,079.9 million (US$174.0 million) of silicon wafers and other raw material, from several related companies for the years ended December 31, 2012, 2013 and 2014, respectively.

We acquired RMB2.5 million, RMB2.0 million and RMB79.9 million (US$12.9 million) of certain equipment and a building from several related companies for the years ended December 31, 2012, 2013 and 2014, respectively.

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

As of December 31, 2013, we provided guarantees to Yangzhou JA Property Co., Ltd., or Yangzhou Property, for a short-term bank borrowing with a principal of RMB20 million while we also received guarantees from Yangzhou Property for a short-term bank borrowing with a principal of RMB50 million. As of December 31, 2014, we received guarantees from Yangzhou Property for a short-term borrowing with a principal amount of RMB80 million (US$12.9 million). We monitor the financial performance of Yangzhou Property on a monthly basis, and also evaluates the availability of Yangzhou Property from alternate sources. No amounts have been accrued as a loss contingency related to this guarantee because payment by us is not probable. The fair value of the guarantee as of December 31, 2014 was not material. In addition, in 2013, we provided an entrusted loan to Yangzhou Property with a principal of RMB40 million. In 2014, we purchased a block of building from Yangzhou Property for a consideration of RMB77.4 million (US$12.5 million), which was based on the fair value of the building.

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

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our subsidiaries in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our PRC subsidiaries are required to make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Our PRC subsidiaries are required to transfer at least 10% of their profit after taxation (as determined under accounting principles generally accepted in the PRC at each year-end) to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the discretion of our PRC subsidiaries. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends. The general reserves made by our PRC subsidiaries in 2012, 2013 and 2014 were nil, RMB1.8 million and RMB26.7 million (US$4.3 million), respectively. We made a net reversal of RMB6.5 million from general reserves to retained earnings in 2013.

B.                          SIGNIFICANT CHANGES

None.

ITEM 9.                                                THE OFFER AND LISTING

A.                          OFFER AND LISTING DETAILS

Our ADSs, each representing five of our ordinary shares, are quoted on the NASDAQ Global Select Market. Our ADSs trade under the symbol “JASO.” From the initial listing of our ADSs on the NASDAQ Global Select Market on February 7, 2007 to February 7, 2008, the trading prices of our ADSs ranged from US$16.17 to US$76.50 per ADS. From the day after the date of our 3-for-1 ADS split on February 7, 2008 to December 7, 2012, each of our ADSs represented one ordinary share and the trading price of our ADSs on the NASDAQ Global Select Market ranged from US$0.58 to US$27 per ADS. From the day after the date of our 1-for-5 reverse ADS split on December 10, 2012 through April 24, 2015, the trading price of our ADSs has ranged from US$3.21 to US$13.14 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
2010	10.24	4.22
2011	8.57	1.21
2012 (through December 7, 2012)	2.34	0.58
2012 (from December 10, 2012 to December 31, 2012)	4.38	3.21
2013	12.80	3.37
2014	13.14	6.70
Quarterly Highs and Lows
2013
First Quarter of 2013	6.14	3.57
Second Quarter of 2013	11.40	3.37
Third Quarter of 2013	10.64	6.83
Fourth Quarter of 2013	12.80	8.18
2014
First Quarter of 2014	13.14	8.35
Second Quarter of 2014	11.68	8.91
Third Quarter of 2014	10.98	8.33
Fourth Quarter of 2014	9.55	6.70
Monthly Highs and Lows
2014
October 2014	9.33	6.70
November 2014	9.55	7.43
December 2014	9.26	7.61
2015
January 2015	8.47	7.43
February 2015	9.14	8.01
March 2015	10.15	8.45
April 2015 (through April 24, 2015)	10.47	9.48

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

As of March 31, 2015, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each. The issued share capital is (i) 252,366,417 shares, and (ii) for the purpose of future option exercise, an additional 1,581,310 shares were issued to and held by the depositary.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

The Registered Office of the Company is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681 GT, George Town, Grand Cayman, British West Indies. The objects for which the Company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors and Board Committees.”

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

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. A special resolution is required for matters such as a change of name.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder as of the applicable record date for that meeting.

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

D.                          EXCHANGE CONTROLS

See “Item 4. Information on the Company—Business Overview—Regulation—Foreign Currency Exchange.”

E.                          TAXATION

Cayman Islands Taxation

At the present time, there is no Cayman Islands income tax, corporation tax, capital gains tax or other taxes payable by the Company or its shareholders. The Company is an exempted company under Cayman Islands law and as such has received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking (being 18 July 2006), no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the Company or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of Shares. An annual registration fee will be payable by the Company to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorised capital.

People’s Republic of China Taxation

The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Circular 82, as amended, clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10% (or a lower rate under an applicable tax treaty, if any), when paid to non-PRC enterprise shareholders. Under the implementation regulations to the CIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

If the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold tax at the rate of 10% (or a lower rate under an applicable tax treaty, if any) from dividends we pay to our non-PRC resident enterprise shareholders (20% for non-PRC individual shareholders), including the holders of our ADSs. In addition, non-PRC holders of shares and ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares at the same rates if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC holders of shares and ADSs would be able to claim the benefits of any tax treaties between their jurisdictions of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.”

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by U.S. Holders, as defined below, that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986 as amended (the “Code”). This summary is based upon existing United States federal tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

Passive Foreign Investment Company Considerations

Although it is likely that we were a PFIC in the past, based on the market price of ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended on December 31, 2014, and we do not expect to be a PFIC for our current taxable year ending December 31, 2015 or in the foreseeable future. However, we can give no assurances in this regard as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.

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

If a U.S. Holder holds ADSs or ordinary shares in any year in which a non-United States corporation is treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will be required to file Internal Revenue Service Form 8621 and such other forms as may be required by the United States Treasury Department. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the PFIC rules if we become classified as a PFIC, including the possibility of making either a deemed sale election or a mark-to-market election.

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

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  Although no assurance may be given, we believe that our ADSs are readily tradable on the NASDAQ Global Select Market, which is an established securities market in the United States.  There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years.  Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  If, however, we are deemed to be a PRC “resident enterprise” under PRC tax law, see “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation,” we may be eligible for the benefits of the United States-PRC income tax treaty.  If we are eligible for such benefits, dividends we pay on our ordinary shares could be eligible for the reduced rate of taxation, regardless of whether such shares are represented by ADSs.

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

Medicare Tax

Recently effective legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of our borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2014, we had RMB2.3 billion (US$370.3 million) short-term borrowings and long term borrowings (current portions) and RMB1.9 billion (US$306.5 million) long-term borrowings (excluding current portions), with an average interest rate of 6.07% per annum. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in an increase of approximately RMB42.0 million (US$6.7 million) in interest expense for the year ended December 31, 2014. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. A certain portion of our revenues and expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. JPY and Euro have depreciated significantly against RMB in 2014, in this particular regard, for the year ended December 31, 2014, we incurred foreign exchange loss totaling RMB61.8 million (US$10.0 million). We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Fluctuations in currency exchange rates, particularly between JPY/Euro/U.S. dollar and Renminbi, may continue to have a significant effect on our net profit margins and would result in foreign currency exchange gains and losses on our assets and liabilities denominated in JPY/Euro/U.S. dollar. Any appreciation of Renminbi against JPY/Euro/U.S. dollar could result in a change to our statement of operations. On the other hand, any depreciation of Renminbi to JPY/Euro/U.S. dollar could reduce the Renminbi equivalent amounts of our financial results, the proceeds from our public offerings and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. Since 2009, we have entered into foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for the forecasted sales denominated in foreign currencies. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated transactions. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have recorded a provision balance of RMB129.3 million (US$20.8 million) for potential losses against these prepayments as of December 31, 2014. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Prepayment arrangements for procurement of silicon wafers and/or polysilicon from our major suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

We extend credit terms to certain customers after assessing a number of factors to determine whether collections from the customers are probable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer credit worthiness and current economic trends. We recorded RMB275.5 million (US$44.4 million) for doubtful accounts as of December 31, 2014. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2014, we were entitled to US$0.3 million from the depositary as reimbursement for expenses related to the administration and maintenance of our ADS program in 2014.

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

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2014, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The report of PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on page F-2 in this annual report.

Changes in Internal Control Over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. We consider there are no changes in internal control over financial reporting in year 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for services provided by our principal accountants for each of the fiscal years 2013 and 2014:

	For the Year Ended December 31,
	2013	2014
	(RMB in million)
Audit fees(1)	9.9	9.6
Audit-related fees(2)	0.8	—

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 18, 2014, our board of directors approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$90 million of our own outstanding shares within the next 12 months at a price not exceeding US$9.00 per ADS. As of the date of this annual report, we have not repurchased any ADSs under this share repurchase program.

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

•                  We follow home country practice that does not require us to seek shareholders’ approval for adopting or amending our stock incentive plan.

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

ITEM 19.                                         EXHIBITS

1.1

Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form S-8 (File No. 333-197750), initially filed with the Securities and Exchange Commission on July 31, 2014)

1.2

Amendment to the Third Amended and Restated Articles of Association of the Registrant adopted by the shareholders of the Registrant on June 28, 2013 (incorporated herein by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Commission on July 10, 2013)

2.1	Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.3)

2.2

Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140002), as amended, initially filed with Securities and Exchange Commission on January 16, 2007)

2.3

Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-140002), as amended, initially filed with Security and Exchange Commission on January 16, 2007)

2.4

Shareholders Agreement among JA Development Co., Ltd. and other parties therein dated as of August 21, 2006, as amended as of August 14, 2006 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-140002), as amended, initially filed with Securities and Exchange Commission on January 16, 2007)

2.5	Form of Indenture (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-3ASR, initially filed with the SEC on May 12, 2008.)

2.6

Form of First Supplemental Indenture between The Bank of New York as trustee and JA Solar (incorporated by reference to Exhibit 4.1 on Form 6-K initially filed with the Securities and Exchange Commission on May 20, 2008).

4.1

Framework Agreement Regarding Repayment of Prepayment by and among JingAo Solar Co., Ltd., JA Solar Holdings Co., Ltd., JA Solar Hong Kong Limited, M.SETEK Co., Ltd. and Hebei Ningjin Songgong Semiconductor Co., Ltd. dated March 8, 2012 (incorporated by reference to Exhibit 4.9 from our Form 20-F/A, initially filed with Securities and Exchange Commission on July 2, 2012)

4.2

2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement of Form S-8 (File No. 333-197750), initially filed with the Securities and Exchange Commission on July 31, 2014)

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.

	By:	/s/ Hexu Zhao
Name: Hexu Zhao
Title: Chief Financial Officer

Date: April 27, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ equity, and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013)  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing in item 15 of this Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 27, 2015

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2013	2014
			RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	2	(d)	2,119,740	2,155,009
Restricted cash	2	(d)	588,413	833,084
Notes receivable	5		207,224	74,984
Accounts receivable from third party customers, net	6		748,414	2,079,465
Accounts receivable from related party customers, net	6,25	(b)	295,697	382,276
Inventories	7		1,347,094	1,886,268
Advances to third party suppliers, net	8		288,472	277,595
Advances to related party suppliers, net	8,25	(b)	113,000	60,000
Amount due from related parties	25	(b)	43,436	47,890
Other current assets	9,14,21,27		536,134	713,763
Deferred tax assets	12		64,409	90,169
Total current assets			6,352,033	8,600,503
Property, plant and equipment, net	10		4,158,108	4,166,747
Project assets, net	2	(r)	47,746	651,494
Intangible asset, net	11		14,423	12,728
Deferred tax assets	12		58,050	148,522
Advances to third party suppliers, net	8		753,310	441,559
Advances to related party suppliers, net	8, 25 (b)		603	10,145
Prepaid land use rights	14		448,619	438,556
Investment in joint venture and affiliates	4		48,802	13,524
Total assets			11,881,694	14,483,778

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2013	2014
			RMB	RMB
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long term borrowings	15		2,058,515	2,297,533
Accounts payable to third parties			1,570,850	2,439,097
Accounts payable to related parties	25	(a)	311,781	331,202
Tax payables			11,028	79,562
Advances from third party customers			191,428	243,959
Advances from related party customers	25	(a)	11,295	—
Other payables to third parties	17		482,270	693,371
Payroll and welfare payables			202,743	234,168
Accrued expenses	18		166,054	147,294
Amounts due to related parties	25	(a)	3,814	8,115
Derivatives liabilities - warrants	22,27		31,106	105,785
Total current liabilities			5,040,884	6,580,086
Accrued warranty costs	19		158,897	251,740
Other long-term liabilities	13		269,575	282,684
Long-term borrowings	15		1,554,000	1,902,400
Derivatives liabilities - warrants	22,27		154,259	—
Total liabilities			7,177,615	9,016,910

Commitments and Contingencies	26
Shareholders’ equity :
Ordinary shares(US$0.0001 par value; 500,000,000 shares authorized, 227,499,837 and 252,301,917 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	30		170	186
Additional paid-in capital			5,327,177	5,638,703
Statutory reserves	23	(b)	410,150	436,807
Accumulated deficit			(1,123,724)	(726,610)
Accumulated other comprehensive income			6,489	11,086
Total shareholders’ equity attributable to JA Solar Holdings			4,620,262	5,360,172
Noncontrolling interest			83,817	106,696
Total shareholders’ equity			4,704,079	5,466,868
Total liabilities and shareholders’ equity			11,881,694	14,483,778

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2012	December 31, 2013	December 31, 2014
		RMB	RMB	RMB
Revenues
Solar modules		4,043,609	4,388,251	9,291,940
Solar cells and other products		2,357,101	2,385,770	1,824,813
Engineering, procurement and construction		135,810	27,875	22,643
Solar products processing		182,545	380,893	156,127
Total revenues		6,719,065	7,182,789	11,295,523
Cost of revenues
Solar modules		(4,029,047)	(3,861,178)	(7,843,582)
Solar cells and other products		(2,476,893)	(2,254,007)	(1,594,345)
Engineering, procurement and construction		(84,726)	(16,045)	(8,252)
Solar products processing		(182,757)	(289,270)	(92,849)
Total cost of revenues		(6,773,423)	(6,420,500)	(9,539,028)
Gross (loss)/profit		(54,358)	762,289	1,756,495
Selling, general and administrative expenses		(901,645)	(765,236)	(954,307)
Research and development expense		(86,429)	(88,306)	(139,683)
Impairment loss on property, plant and equipment		(397,789)	—	—
Total operating expenses		(1,385,863)	(853,542)	(1,093,990)
(Loss)/Income from continuing operations		(1,440,221)	(91,253)	662,505
Change in fair value of derivatives	21,22,27	9,334	(51,867)	84,484
Convertible notes buyback gain/(loss)	16	(8,466)	—	—
Interest expense		(489,346)	(285,618)	(229,665)
Interest income		36,226	17,091	28,213
Foreign exchange loss		(24,519)	(43,828)	(61,822)
(Loss)/income for equity investment in a joint venture	4	(43,501)	(2,108)	3,211
Other income, net	13,16	398,861	16,064	33,114
(Loss)/income before income taxes		(1,561,632)	(441,519)	520,040
Income tax (expense)/benefit	12	(100,625)	15,027	(73,390)
Net (loss)/income		(1,662,257)	(426,492)	446,650
Less: earnings attributable to the noncontrolling interest		—	(2,788)	(22,879)
Net (loss)/income attributable to JA Solar Holdings		(1,662,257)	(429,280)	423,771
Less: fair value of warrants in excess of net proceeds of equity offering	22	—	(44,396)	—
Less: allocation of net income to a participating warrant holder		—	—	(77,174)
Net (loss)/income attributable to JA Solar’s ordinary shareholders		(1,662,257)	(473,676)	346,597

Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of tax		218	9,507	4,597
Cash flow hedging income/(loss), net of tax		(11,755)	—	—
Other comprehensive (loss)/income		(11,537)	9,507	4,597
Comprehensive (loss)/income		(1,673,794)	(416,985)	451,247
Less: comprehensive income attributable to the noncontrolling interest		—	(2,788)	(22,879)
Comprehensive (loss)/income attributable to JA Solar Holdings		(1,673,794)	(419,773)	428,368
Less: fair value of warrants in excess of net proceeds of equity offering	22	—	(44,396)	—
Less: allocation of net income to a participating warrant holder				(77,174)
Comprehensive (loss)/income attributable to JA Solar’s ordinary shareholders		(1,673,794)	(464,169)	351,194

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (continued)

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2012	December 31, 2013	December 31, 2014
		RMB	RMB	RMB

Net (loss)/income per share:
Basic		(8.53)	(2.35)	1.43
Diluted		(8.53)	(2.35)	1.38
Weighted average number of shares outstanding :	24
Basic		194,788,429	201,317,884	242,192,859
Diluted		194,788,429	201,317,884	242,863,084
Net (loss)/income per ADS:
Basic		(42.67)	(11.76)	7.17
Diluted		(42.67)	(11.76)	6.88
Weighted average number of ADS:
Basic		38,957,685	40,263,577	48,438,572
Diluted		38,957,685	40,263,577	48,572,617

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

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

	Ordinary shares		Additional	Statutory	Retained earnings/	Accumulated other comprehensive	Total JA Solar Holdings shareholders’	Non-controlling	Total shareholders’
	Shares	Amount	paid-in capital	reserves	(deficit)	Income/(loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2012	199,863,607	153	5,135,587	416,647	(656,545)	(3,018)	4,892,824	—	4,892,824
Share based compensation	—	—	9,401	—	—	—	9,401	—	9,401
Exercise of stock options	401,750	0	3,389	—	—	—	3,389	—	3,389
Vesting of restricted share units	1,281,890	0	—	—	—	—	—	—	—
Reversal of statutory reserves	—	—	—	(6,497)	6,497	—	—	—	—
Acquisition of a subsidiary(Note 3)	—	—	—	—	—	—	—	81,029	81,029
Issuance of ordinary shares, net of warrants issuance (Note 22)	15,228,425	9	—	—	—	—	9	—	9
Exercise of warrants (Note 22)	10,724,165	8	178,800	—	—	—	178,808	—	178,808
Fair value of warrants in excess of net proceeds of equity offering (Note 22)	—	—	—	—	(44,396)	—	(44,396)	—	(44,396)
Net (loss)/income	—	—	—	—	(429,280)	—	(429,280)	2,788	(426,492)
Other comprehensive income for foreign currency translation adjustment						9,507	9,507		9,507
Balance at December 31, 2013	227,499,837	170	5,327,177	410,150	(1,123,724)	6,489	4,620,262	83,817	4,704,079

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
					Retained	other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	earnings/	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	(deficit)	Income/(loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2013	227,499,837	170	5,327,177	410,150	(1,123,724)	6,489	4,620,262	83,817	4,704,079
Share based compensation	—	—	16,281	—	—	—	16,281	—	16,281
Exercise of stock options	268,750	0	2,171	—	—	—	2,171	—	2,171
Vesting of restricted share units	85,000	0	—	—	—	—	—	—	—
Statutory reserves	—	—	—	26,657	(26,657)	—	—	—	—
Exercise of warrants (Note 22)	24,448,330	16	293,074	—	—	—	293,090	—	293,090
Net (loss)/income	—	—	—	—	423,771	—	423,771	22,879	446,650
Other comprehensive income for foreign currency translation adjustment						4,597	4,597		4,597
Balance at December 31, 2014	252,301,917	186	5,638,703	436,807	(726,610)	11,086	5,360,172	106,696	5,466,868

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
	RMB	RMB	RMB

Cash flows from operating activities:
Net (loss) / income	(1,662,257)	(426,492)	446,650
Adjustments to reconcile net loss to net cash provided by operating activities:
Share based compensation	33,225	9,401	16,281
Depreciation and amortization	657,082	595,792	685,345
Allowance for doubtful accounts	187,130	91,016	15,383
Inventory provision	171,165	119,936	15,073
Allowance for advance to third party suppliers	64,298	10,392	56,980
Amortization of deferred issuance cost and accretion of convertible notes	135,725	35,030	—
Change in fair value of derivatives	11,485	51,867	(84,484)
Gain on acquisition of a subsidiary	—	—	(4,628)
Loss/(income) for equity investment in a joint venture	43,501	2,108	441
Revaluation gain from acquisition of a subsidiary	—	—	(3,652)
Exchange loss/(gain)	13,004	(261)	(850)
Loss/(gain) from disposal of fixed assets	1,878	(950)	16,831
Impairment on property, plant and equipment	397,789	—	—
Deferred income taxes	(1,350)	(28,489)	(116,232)
Loss from convertible notes buyback	8,466	—	—
Gain on sale of claim against loaned shares	(369,153)	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in notes receivables	271,254	(58,263)	132,240
(Increase)/decrease in accounts receivables from third party customers	(660,190)	847,518	(1,346,434)
Decrease /(increase) in accounts receivables from related party customers	(5,126)	(196,481)	(86,579)
Decrease /(increase) in inventories	(370,667)	(500,761)	(551,171)
Decrease in advance to third party suppliers	428,076	175,581	265,094
Decrease /(increase) in advance to related party suppliers	(56,005)	(2,586)	43,458
Decrease /(increase) in other current assets	34,516	256,591	(167,030)
Increase in prepaid land use rights	—	(225,410)	—
Increase/(decrease) in accounts payable	608,442	598,716	887,668
(Decrease)/increase in tax payable	67,277	(80,819)	81,723
(Decrease)/increase in advance from customers	(243,402)	125,848	41,236
Increase in other payables	59,030	90,385	105,044
(Decrease)/increase in payroll and welfare payables	8,743	7,363	31,499
Increase/(decrease) in accrued expenses	73,620	(60,821)	(18,669)
Decrease in interest payable	(3,746)	(4,123)	—
Increase/(decrease) in amounts due to related parties	3,057	(6,019)	4,301
Increase in accrued warranty costs	35,475	44,671	92,843
Increase/(decrease) in other long-term liabilities	66,280	(6,063)	(32,192)
Net cash provided by operating activities	8,622	1,464,677	526,169

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
	RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property, plant and equipment	(526,236)	(381,657)	(649,624)
Proceeds from disposal of property, plant and equipment	4,711	3,668	6,420
Purchase of intangible assets	(2,702)	(5,561)	(945)
Investments in project assets	—	(8,405)	(473,663)
Government grants received	—	126,900	45,300
Proceeds from disposal of a subsidiary	—	—	(3,038)
Cash paid for acquisition of a subsidiary, net of cash acquired		45,109	(38,945)
Cash paid for purchase of an equity investee	—	—	(13,600)
Decrease/(increase) in restricted cash	(105,747)	(394,034)	(244,671)
Net cash used in investing activities	(629,974)	(613,980)	(1,372,766)
Cash flows from financing activities:
Proceeds from short-term borrowings	1,974,577	1,534,339	2,913,292
Proceeds from long-term borrowings	538,000	—	1,810,400
Repurchase of convertible notes	(617,937)	—	—
Repayment of convertible notes	—	(740,027)	—
Proceeds from sales of claim against loaned shares	369,153	—	—
Proceeds from issuance of ordinary shares	—	128,529	—
Proceeds from issuance of ordinary shares upon exercise of warrants	—	143,107	286,747
Repurchase of ADS	(15,276)	—
Repayment of short-term borrowings	(1,535,478)	(1,411,716)	(1,758,307)
Repayment of long-term borrowings	(946,000)	(1,429,547)	(2,377,034)
Proceeds from exercise of stock options	—	3,389	2,171
Net cash provided by/(used in) financing activities	(232,961)	(1,771,926)	877,269
Effect of exchange rate changes on cash and cash equivalents	(3,317)	9,507	4,597
Net increase/(decrease) in cash and cash equivalents	(857,630)	(911,722)	35,269
Cash and cash equivalents at the beginning of the year	3,889,092	3,031,462	2,119,740
Cash and cash equivalents at the end of the year	3,031,462	2,119,740	2,155,009
Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	243,332	300,282	290,026
Cash paid for income tax	40,007	84,377	121,088
Supplemental schedule of non-cash investing and financing activities:
Purchases of property, plant and equipment included in other payables	357,543	221,232	195,069
Purchases of project assets included in other payables	—	—	134,667
Project assets transferred from inventories	—	39,341	—

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

In January 2013, the Company completed the acquisition of 65% equity interest of Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”).

March 2011, the Company entered into a joint venture agreement with MEMC Singapore to form a jointly-owned company named JA MEMC (Yangzhou) Solar Technology Company Ltd. (“JA MEMC”). In June 2014, the Company completed the acquisition of 50% of JA MEMC’s total equity interests held by MEMC Singapore. Thereafter, JA MEMC became wholly owned subsidiary of the Company. Subsequently, JA MEMC’s assets were transferred to JA Yangzhou and JA MEMC was dissolved in December 2014.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

1.                   ORGANIZATION AND PRINCIPAL ACTIVITIES(continued)

As of December 31, 2014, the Company’s principal subsidiaries include the following entities:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
JingAo Solar Co., Ltd. (“JA Hebei”)	May 18, 2005	PRC	100%
JA Development Co., Ltd. (“JA BVI”)	July 6, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”)	November 16, 2006	PRC	100%
JA Solar USA Inc. (“JA USA”)	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd. (“JA Zhabei”)	June 22, 2007	PRC	100%
JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”)	November 19, 2007	PRC	100%
JA Solar Hong Kong Limited (“JA Hong Kong”)	December 10, 2007	Hong Kong	100%
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”)	October 11, 2008	PRC	100%
JA Yangzhou PV Technology Co., Ltd. (“JA Yangzhou PV”)	November 23, 2009	PRC	100%
JA Solar GmbH (“JA GmbH”)	February 17, 2010	Germany	100%
Shanghai Jinglong Solar Technology Co., Ltd. (“JA Jinglong”)	July 5, 2010	PRC	100%
Donghai JA Solar Technology Co., Ltd. (“JA Wafer R&D”)	November 4, 2010	PRC	100%
JA (Hefei) Renewable Energy Co., Ltd. (“JA Hefei Renewable Energy”)	March 30, 2011	PRC	100%
Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”)	July 8, 2011	PRC	100%
JA Solar Investment China Co., Ltd (“JA Investment”)	October 31, 2011	PRC	100%
Silver Age Holdings Limited (“Siliver Age”)	November 30, 2011	BVI	100%
Full Shine Holdings Limited (“Full Shine”)	November 30, 2011	Hong Kong	100%
Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”)	November 30, 2011	PRC	100%
JA Solar Japan Limited (“JA Japan”)	July 12, 2012	Japan	100%
Dunhuang JA Solar Power Development Co., Ltd (“JA Dunhuang”)	July 23, 2012	PRC	100%
Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”)	January 29, 2013	PRC	65%
JA Solar Investment (Hong Kong) Limited	May 16, 2013	Hong Kong	100%
JA Solar Australia PTY Limited	June 12, 2013	Australia	100%
JA Solar PV Technology Co., LTD	January 13, 2014	PRC	100%
JA Solar PV Electric (Shexian) Co,. Ltd	March 10, 2014	PRC	100%
Aiyouen Power Electric (Yinchuan) Co,. Ltd	March 25, 2014	PRC	65%
JA Solar PV Electric (Baotou) Co,. Ltd	March 26, 2014	PRC	100%
JA Solar Iriki Power Plant Limited	April 10, 2014	Japan	100%
Beijing JA Solar PV Technology Co., Ltd.	April 14, 2014	PRC	100%
JA Solar PV Electric (Huanghua) Co,. Ltd	July 1, 2014	PRC	100%
JA Powerway South Africa Proprietary Limited	July 5, 2014	South Africa	65%
JA Solar PV Electric (Yanchi) Co,. Ltd	July 17, 2014	PRC	100%
JA New Energy Development (Hebei) Co., Ltd.	August 25, 2014	PRC	100%
JA Solar PV Electric (Juxian) Co,. Ltd	August 26, 2014	PRC	100%
2432243 Ontario Corp	September 1, 2014	Canada	100%
JA Solar PV Electric (Chifeng) Co,. Ltd	October 20, 2014	PRC	100%
JA Solar PV Electric (Wulanchabu) Co,. Ltd	November 12, 2014	PRC	100%
JA New Energy (Xilinhaote) Co,. Ltd .	December 4, 2014	PRC	100%
JA Solar Malaysia Sdn. Bhd.	December 10, 2014	Malaysia	100%
JA Solar PV Electric (LaiWu) Co,. Ltd	December 30, 2014	PRC	100%

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

b)             Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and advances to suppliers, valuation of inventories, derivative and other financial instruments, useful lives of long-lived assets, assumptions used to measure impairment of long-lived assets and equity method investment, determination of fair value of identifiable assets and liabilities acquired through business combination, accrual for warranty and other liabilities, provision for uncertain tax positions and deferred tax valuation allowances, loss contingency, provision for inventory purchase commitment and assumptions used in the computation of share-based compensation, including the associated forfeiture rates.

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

d)             Cash, cash equivalents and restricted cash

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Restricted cash as of December 31, 2013 and 2014 represents amounts held by banks, which are not available for the Group’s use, as collateral for issuance of letters of credit, letters of guarantee, bank acceptance notes as well as certain borrowings.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies(continued)

e)              Investments

Investments in entities where the Group does not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Investment in a joint venture or an affiliate is accounted for by the equity method of accounting as the Group has the ability to exercise significant influence but does not own a majority equity interest. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in equity gain/(loss) for the investee in the Group’s Consolidated Statements of Operations and Comprehensive (Loss)/Income. Unrealized gains on transactions between the Company and the joint venture or affiliate are eliminated to the extent of the Group’s interest in the joint venture or affiliate, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in the joint venture or affiliate equals or exceeds its interest in the joint venture or affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture or affiliate.

f)               Account receivables and allowance for doubtful accounts

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

The Group assesses the credit line and credit term for each customer, taking into consideration the credit worthiness of such customer, the payment history of such customer and macro-economic conditions of the regional market. The Group signs the sales contract and executes the transaction with the customer after sufficient credit assessment. After the sales are made, the Group closely monitors the collectability of receivables on an on-going basis for any subsequent changes in the customers’ financial position and credit rating, and any relevant circumstances which may impact collectability of the receivables. The Group generally will not enter into further transactions with any customers with significant overdue balances.

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

The Company assesses whether losses should be accrued on long-term inventory purchase commitments in accordance with ASC 330-10-35-17 to 18, which requires that losses that are expected to arise from those firm, non-cancellable, and unhedged commitments for the future purchase of inventory items, measured in the same way as inventory losses, should be recognized unless recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.

Under the long-term supply contracts (“LTAs”) between the Company and certain suppliers, polysilicon and silicon wafer purchase would be made pursuant to the purchase prices and quantities set forth in the relevant LTAs. As a result of the significant declines in the market prices of polysilicon and silicon wafer due to the significant downturn in the solar industry in recent years, the purchase prices set forth in certain LTAs exceeded market prices.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies(continued)

g)             Inventories(continued)

At the end of each reporting period, the Company separately assesses the potential losses on those firm inventory purchases for each supplier. When making the assessment, the Company considers whether it is able to renegotiate with its suppliers and get positive outcome by taking into account various considerations, such as stated contract price, purchase price reduction, overall amendment to LTA to eliminate fixed price arrangement, its ability to obtain concessions (i.e., reduced purchase prices and/or additional quantities at no cost) so that the actual purchase prices are less than the stated contract prices or close to the market price at the time of purchase, historical outcome of the renegotiation with the same supplier, contract period, the minimum purchase quantity, tax costs involved in the import or export of raw materials and products, status of a particular LTA at the time of assessment, and other circumstances and uncertainties that may impact such assessment.

If it is determined that a loss provision calculation is necessary considering the status of a LTA and all facts and circumstances impacting the evaluation, the Company follows the guidance of ASC 330-10-35-17 and assesses whether there should be loss on the firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, the Company uses the stated contract price and volume under the relevant LTA as the major assumptions. Loss provision will be provided if the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period

There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2012, 2013 and 2014. (Refer to Note 7 Inventories)

h)             Short-term and long-term advances to suppliers

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

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the Consolidated Statements of Operations and Comprehensive Loss. In the years ended December 31, 2012, 2013 and 2014, the Group did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies(continued)

p)             Revenue recognition(continued)

(i)                Revenue recognition for solar modules, solar cells and other products (hereafter “solar products”) (continued)

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

(iii)          Revenue recognition for engineering, procurement and construction services

The Group recognizes revenue using the percentage of completion method for systems integration projects for which the Group provides engineering, procurement and construction (“EPC”) services under the EPC contracts. The Group estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Group applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. The Group uses this method because management considers costs incurred to be the best available measure of progress on these contracts and management believes it has the ability to reasonably estimate and track costs. When the Group determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No contract losses were recorded in the years ended December 31, 2012, 2013 and 2014. In the situation where payments under the EPC contracts to be received from the customer depend on the customer’s financing from other parties, revenue is recognized only when payments are received and other revenue recognition criteria are met. When EPC revenue is deferred as a result of not meeting all the revenue recognition criteria, the Group assesses whether related costs incurred can be deferred by considering recoverability of costs taken into consideration of contract terms and other relevant factors.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies(continued)

q)             Cost of revenue

Cost of revenue — solar products

Cost of revenue for solar products includes production related direct labor, direct material cost , depreciation and amortization, indirect costs, shipping (freight in) and handling costs for products sold, inventory obsolescence and lower of cost or market charge, capacity underutilization charges and warranty cost. .

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

r)              Project assets

Project assets consist primarily of direct costs relating to solar power projects in various stages of development. A project asset is initially recorded at the actual cost. For a self-developed project asset that is initially obtained by application of feed-in-tariff (“FIT”) contract and other required permits, consents, the actual cost capitalized is the amount of the expenditure incurred for the application of those contracts, permits, consents, material and labor costs, capitalized interest and other similar direct costs. For a project asset acquired from external parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition cost. Modules cost, equipment cost and development and others incurred in the project development process will build up the cost of project assets.

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Project assets-Modules cost	39,341	325,640
Project assets-Equipment cost	—	128,805
Project assets-Development and Others	8,405	197,049
Total Project assets	47,746	651,494

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environmental, ecological, permitting, marketing price or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. No impairment of the project assets was recorded in the years ended December 31, 2013 and 2014.

Costs capitalized in the construction of solar power plants under development will be transferred to solar power plants upon completion and when they are ready for its intended use, which is at the point when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for its intended use. Depreciation will be computed using the straight-line method over the expected life. As of December 31, 2014, no solar power plant of the Company is ready for its intended use.

As of December 31, 2014, project assets with net book value of RMB 310,029 were pledged as collateral for the Group’s borrowings of RMB 200,000 from Industrial and Commercial Bank of China.

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

w)           Foreign currencies translation

The functional and reporting currency of the Company and the majority of its subsidiaries is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”)  prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchange gains and losses are included in the Consolidated Statements of Operations and Comprehensive (Loss)/Income as a separate line item after income/(loss) from operations.

For the Company’s subsidiaries whose functional currency is not RMB, the asset and liability accounts are translated into RMB, its reporting currency, using exchange rates in effect at the balance sheet dates, equity accounts are translated at historical exchange rates, and income and expense items are translated using average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulative other comprehensive income, net of tax, in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

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

z)              Earnings/(loss) per share

In accordance with ASC 260, Earnings Per Share, basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Under the two-class method, net income is allocated between ordinary shares and other participating securities (i.e. warrants) based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the change in income or loss resulting from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the senior convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options and RSUs (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies(continued)

ad)                    Recent accounting pronouncements

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 ‘‘Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity’’. The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (‘‘ASU 2014-09’’), ‘‘Revenue from Contracts with Customers (Topic 606)’’.  ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

3.              Acquisition

a)             Acquisition of Ningjin Songgong

M.SETEK Co., Ltd (“M.SETEK”), one of the largest suppliers located in Japan, failed to make majority of scheduled delivery since March 2011 after a magnitude-9 earthquake struck Japan and triggered a tsunami affecting vast areas in Japan. Although the production capacity of M.SETEK has returned to normal since November 2011, the Group elected to claim the outstanding prepayment from M.SETEK pursuant to the contract. In order to settle the prepayments, the Group reached a settlement agreement with M.SETEK on March 8, 2012 that M.SETEK used its dividend distribution from Ningjing Songgong, its 65%-owned subsidiary located in PRC, to repay part of the prepayments amounting to RMB 69,500, and also transfer its 65% equity interests in Ningjin Songgong at fair value amount of RMB 247,000 (“equity interest transfer price”) to the Group. For the remaining portion of the prepayment of RMB 128,687, M.SETEK will deliver polysilicon at market price to the Group until the prepayment is fully utilized. Ningjin Songgong is a private company which is 65% owned by M. SETEK and 32.7% owned Mr. Baofang Jin, the Group’s Chairman, and 2.3% owned by a few third party individuals. Ningjin Songgong is primarily engaged in production of solar-grade monocrystalline silicon ingot.

The share transfer agreement was formally signed on July 23, 2012 and the transaction was subject to approval by relevant government. Considering a continued decrease in selling price of solar products and recession of solar industry, the Group determined an impairment analysis is required in the year ended December 31, 2012. The Group estimated the fair value of the to be received equity interest of Ningjing Songgong as of December 31, 2012, based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates.  As a result, in the year ended December 31, 2012, an impairment provision of RMB 96,517 was provided against prepayment made to M. SETEK, as the fair value of the equity interest in Ningjin Songgong based on discounted future cash flows analysis exceeds the equity interest transfer price, which was based on the fair value of equity interest in Ningjing Songgong at the time of settlement in March 2012.

On January 29, 2013, M.SETEK transferred its 65% equity interest in Ningjin Songgong to the Group upon obtaining relevant government approval for a total consideration of RMB 150,483. The group started consolidating Ningjing Songgong effective February 1, 2013 and recognized the non-controlling interest related to the transaction.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.              Acquisition (continued)

a)             Acquisition of Ningjin Songgong (continued)

Purchase price allocation

The total purchase price was allocated to Ningjin Songgong’s tangible assets, identifiable intangible assets, and assumed liabilities based on their estimated fair values as set forth below. The Group makes estimates and judgments in determining the fair value of the acquired assets and assumed liabilities, based on its experience with similar assets and liabilities in similar industries. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Ningjin Songgong’s business.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.              Acquisition (continued)

a)             Acquisition of Ningjin Songgong (continued)

Ningjin Songgong contributed net revenues of RMB 158,179 and net loss of RMB 5,178 from February 1, through December 31, 2013. The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2012 and 2013, as if the acquisition of Ningjin Songgong had occurred on January 1, 2012, and after giving effect to acquisition accounting adjustments.

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

b)             Acquisition of JA MEMC

In June 2014, the Group acquired additional 50% equity interests in JA MEMC (Yangzhou) Technology Co., Ltd. (“JA MEMC”) held by a joint venture partner for a consideration of RMB 47.4 million (USD 7.7 million) in cash.  The Group previously owned 50% equity interest in JA MEMC and accounted for its investment in JA MEMC using equity method of accounting since 2011. (refer to Note 4). The transaction is assessed as business combination and was completed on June 18, 2014, the date on which JA obtained control of JA MEMC.

Upon completion, JA MEMC became a wholly-owned subsidiary of the Group. As a result of the acquisition, revaluation gain of RMB 3,652 was recognized in other income, representing the difference of the fair value of previously held 50% equity and the then carrying amount of that investment. In addition, a negative goodwill of RMB 4,628 was recognized and recorded as other income, reflecting the excess of the fair value of the identified net assets of the acquiree and the consideration transferred. Immediately after the acquisition, JA MEMC transferred all of its assets and liabilities to JA Yangzhou and was dissolved in December, 2014. The Group fully consolidated JA MEMC after the completion of the equity transfer until its dissolution.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.              Acquisition (continued)

b)             Acquisition of JA MEMC (continued)

Purchase price allocation

The total purchase price was allocated to JA MEMC’s tangible assets, identifiable intangible assets, and assumed liabilities based on their estimated fair values as set forth below. The Group makes estimates and judgments in determining the fair value of the acquired assets and assumed liabilities, based on its experience with similar assets and liabilities in similar industries. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of JA MEMC’s business.

As of June 24, 2014
RMB

Assets acquired:
Cash and cash equivalents	8,426
Other current assets	13,260
Property, plant and equipment, net (1)	83,025
Total assets acquired	104,711
Liabilities
Accounts payable	697
Other liabilities	2
Total liabilities assumed	699
Total fair value of net assets	104,012

(1)         The fair value of property, plant and equipment was recognized and measured at fair value using discounted future cash flow method.  Accumulated depreciation was not carried forward.

JA MEMC contributed revenues of RMB 40,996 or 0.4% of total revenue from June 24, 2014 through December 31, 2014.

4.              Investments in joint venture and affiliates

a)             Investment in JA MEMC

In March 2011, the Group entered into a joint venture agreement with SunEdison Products Singapore Pte.Ltd. (“SunEdison”), (formerly known as MEMC Singapore Pte.Ltd.,) to form a jointly-owned company JA MEMC, to build and operate a solar cell production facility in China. Pursuant to the joint venture agreement, JA Yangzhou and SunEdison each contributed a capital investment of RMB 96,211 in cash, which represents 50% of the share capital of JA MEMC. The Group accounts for its investment in the joint venture using the equity method and the Group’s share of JA MEMC’s results of operations is included in equity gain/(loss) for a joint venture in the Group’s Consolidated Statements of Operations and Comprehensive (Loss)/Income. The Group’s equity in net loss of JA MEMC amounted to RMB 5,501, RMB 2,108 and RMB 441 for the year ended December 31, 2012, 2013 and 2014.

The Group reviews its investment in JA MEMC to determine whether a decline in fair value below the carrying value, if any, is other- than-temporary. The assets held by JA MEMC consist primarily of long-lived assets and as of December 31, 2012, JA MEMC was still in the process of pre-operation. Based on all available information, such as industry-specific condition and investee-specific reasons, the Group determined that an other-than-temporary loss in the carrying value of the investment occurred and an impairment charge of RMB 38,000 should be recorded against the investment in JA MEMC in the year ended December 31, 2012. No impairment loss occurred in 2013 and 2014. Although assumptions used in estimates of fair value of the investment in JA MEMC are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

As disclosed in Note 3, the Group acquired additional 50% equity interests in JA MEMC in June 2014, and started to consolidate JA MEMC since then.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

4.              Investments in joint venture and affiliates (continued)

b)             Investment in Lincheng

JA Solar PV Electric (Lincheng) Co., Ltd. (“Lincheng”), a company 100% owned by JA, was set up in 2013, for the purpose of construction of power plants. Lincheng was undertaking early stage of development of a power plant with 100 MW capacity.

In July 2014, JA entered into sales agreement with China Rich Energy Cooperation Ltd (“Rich Energy”). Under the agreement, Rich Energy contributed cash as the capital injection to Lincheng to acquire 80% equity interest of Lincheng.  JA deconsolidated Lincheng and starts to account for its investment of 20% in Lincheng as equity method of accounting because JA has significant influence, but does not have voting control over Lincheng since July 2014. By the end of 2014, Rich Energy has paid total cash of RMB 66.4 million in full as capital injection and all necessary legal procedures related to the share ownership were finished. JA has paid total cash of RMB 16.6 million in full as capital injection.

From Oct 2014 to Dec 2014, the Group sold modules to Lincheng with the revenue of Rmb 115.4 million and cost of Rmb 100.0 million. Since JA hold 20% share of Lincheng, the 20% of the unrealized profit with an amount of Rmb 3.1 million reversed the long term investment balance. The balance of long-term investment in Lincheng was Rmb 13.5 million after the deduction of unrealized profit.

5.              Notes Receivable

Notes receivable represents bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate its fair values. There is no allowance against notes receivable as of December 31, 2013 and 2014.

6.              Accounts Receivable, net

Accounts receivable, net, consists of accounts receivables less allowance for doubtful accounts. The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,	As of December 31,	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of the year	32,591	189,971	280,987
Allowance made during the year	200,446	125,691	71,104
Recoveries	(13,316)	(34,675)	(55,721)
Amount written off against the allowance	(29,750)	—	(20,844)
Balance at end of the year	189,971	280,987	275,526

The Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures the Group against customer credit default. During the year ended December 31, 2014, for sales of solar cells, the Group provided credit terms of up to 90 days to customers with good credit-worthiness as determined by the Group’s credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness. For the year ended December 31, 2012, 2013 and 2014, provisions, net of recoveries, of RMB 187,130, RMB 91,016 and RMB 15,383, respectively, were made against accounts receivable for estimated losses resulting from the inability of the customers to make payments as well as a few customers that had financial and operational difficulties.

7.                            Inventories

Inventories consisted of the following:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Raw materials	522,302	603,110
Work-in-progress	71,676	130,055
Finished goods	753,116	1,153,103
Total	1,347,094	1,886,268

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

7.     Inventories(continued)

For the year ended December 31, 2012, 2013 and 2014, inventories were written down by RMB 171,165, RMB 119,936 and RMB 15,073, respectively, to reflect the lower of cost or market or obsolescence.

In the periods presented, the Company renegotiated with certain suppliers on shipment quantities and pricing terms of long-term purchase arrangements and got positive outcome on a periodic basis, as described follows: Although the quantities under the purchase commitments of the LTAs are fixed, the Company negotiated and executed amendments for current purchases on a quarterly or monthly basis with those suppliers. As a result of such monthly or quarterly negotiations, suppliers either (i) agreed to lower the purchase price for the relevant month or quarter to a level that is close to the market price and significantly lower than the stated contract price, or (ii) agreed to deliver additional quantities to the Company for free during the relevant month or quarter in exchange for the Company’s agreement to purchase the stated quantity at the stated price under the LTAs for such month or quarter, which cumulatively resulted in the Company purchasing quantities larger than stated under the LTAs but at an average purchase price that was close to market price during such month or quarter.

At the end of the reporting period, the Company separately assesses the potential losses, if any, on the aforementioned LTAs taking into consideration of the factors as mentioned above, as well as additional factors, such as the renegotiation outcome in current period, contract period, historical outcome of the renegotiation with the same supplier, status of a particular LTA at the time of assessment, and other circumstances and uncertainties that may impact such assessment.

There was no loss provision recorded related to these LTAs after considering all the factors and circumstances for the applicable LTAs in the years ended December 31, 2012, 2013 and 2014.

When preparing the Company’s consolidated financial statements, the Company separately assessed, in accordance with ASC 330-10-35-17 and -18, the potential losses on the firm purchase commitments to one supplier (“Supplier D”), to whom the Company failed to make a full advance payment and to perform under its purchase obligations in 2013 and 2014 under the supply contract. The Company entered into a LTA with Supplier D in March 2011. While the contract provides for purchases at fixed price and fixed quantities starting from 2013 to 2020, the Company did not make a full advance payment according to the contract and accept any delivery in 2013 and 2014 due to the significant decrease of silicon price in the market and the uncertainty brought by anti-dumping and anti-subsidy investigation (the “Investigation”) against polysilicon imported from the U.S. and South Korea initiated by the Chinese Ministry of Commerce (“MOFCOM”) in recent years and MOFCOM’s ruling in 2014 that investigated products from South Korea and the United States are subject to import tariffs at different rates with the highest rate being 57%. As of the date of this report, the Company is still in the process of renegotiating with Supplier D on various terms, such as the unit price, quantities and delivery schedule.

When preparing the consolidated financial statements for the year ended and as of December 31, 2013 and 2014, the Company considered the following factors in assessing whether it should accrue losses on long-term inventory purchase commitments to Supplier D:

•                      Although currently the Company is still in the process of renegotiating with Supplier D and such process has been slowed down due to uncertainties related to anti-dumping and anti-subsidy investigation and ruling, both parties continues to constructively dialogue to find a mutually satisfactory solution.

•                      The Company has been able to renegotiate with other suppliers with similar terms to get positive outcome; and the Company has history of renegotiating similar contacts with the same suppliers, and

The Company assessed whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, the Company used the stated contract price, volume under the LTA with Supplier D as the major assumption to perform the analysis. A comprehensive analysis for estimated net realizable value of the saleable finished goods, after considered all estimated costs which include conversion costs, shipping costs, costs for build-up, fees for breakage, and third party processing costs, is lower than market selling price of finish goods as of December 31, 2014.  Even though the purchase price as stated in the LTA is higher than market price of polysilicon (i.e. raw material), in applying the lower of cost or market principle, the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is lower than market selling price (after deducting selling costs) of finish goods as of December 31, 2013 and 2014.

Based on all the aforementioned factors, the Company concluded that no loss provision under the LTA with Supplier D should be provided as of December 31, 2013 and 2014. On March 31st, 2015, the Company received a termination notice from supplier D. (Refer to Note 26 Contingencies and Commitments)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

8.              Advances to suppliers

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

As of December 31, 2013 and 2014, outstanding prepayments, net of any allowance, made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Supplier A (third party)	602,109	440,342
Supplier B (third party)	174,278	134,035

No other individual supplier has advance payment balances that accounted for more than 10% of the total balance as of December 31, 2014.

The following table presents the movement of the allowance for advances to supplier:

	As of December 31,	As of December 31,	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of the year	94,154	158,452	72,327
Allowance made during the year *	103,139	10,392	63,331
Recoveries	(38,841)	—	(6,351)
Written off	—	(96,517)	—
Balance at end of the year	158,452	72,327	129,307

The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. Given all circumstance and available evidence as of December 31, 2014, management assesses the risk that the Company is not able to fully utilize the remaining advance payment balance is remote and therefore no further provision was made against remaining advance payment balance as the balance was considered recoverable. Recoveries represent cash received or product delivered subsequently.

* Although currently the Company is still in the process of renegotiating with Supplier D, such process has been slowed down due to uncertainties related to anti-dumping and anti-subsidy investigation and ruling. As of December 31, 2014, full provision of RMB 63,331 was provided against the prepayment made to Supplier D under the long-term supply contract, as management could not conclude that such amount is recoverable. On March 31st, 2015, the Company received a termination notice from supplier D. (Refer to Note 26 Contingencies and Commitments)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

9.              Other current assets

Other current assets consisted of the following:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Input value-added tax recoverable	330,482	434,209
Income tax recoverable	47,819	—
Value-added tax refund from export sales	31,670	150,911
Prepaid input VAT & customs duty for import machinery and materials	14,226	21,700
Prepaid expenses	12,311	12,184
Foreign exchange forward contract instruments	237	5,540
Accounts receivable recovery from insurance companies	15,059	—
Deposit receivable	51,798	49,303
Current portion of land use rights	10,063	10,063
Others	22,469	29,853
	536,134	713,763

10.            Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Buildings	1,255,743	1,482,046
Furniture, fixtures and office equipment	83,745	92,175
Motor vehicles	26,318	29,550
Machinery and equipment	4,220,860	4,705,592
Leasehold improvements	141,289	151,959
Total	5,727,955	6,461,322
Less: accumulated depreciation	(2,209,955)	(2,759,096)
Subtotal	3,518,000	3,702,226
Construction-in-progress	640,108	464,521
Property, plant and equipment, net	4,158,108	4,166,747

As of December 31, 2014, the Group pledged its buildings with the net book value of RMB 218,603 to secure a long-term bank borrowing of RMB 85,400 from Agricultural Bank of China. As of December 31, 2014, the Group pledged another building with the net book value of RMB 91,653 to secure a short-term bank borrowing of RMB 140,000 from Industrial Bank Co., Ltd. As of December 31, 2014, the Group pledged another buildings, machineries and equipment and construction in progress with the net book value of RMB 834,341 to secure a long-term entrusted loan of RMB 1,440,000 from Hefei High-Tech Industrial Development Zone Management Co., Ltd. As of December 31, 2014, the Group pledged the building with the net book value of RMB 116,192 to secure a short-term entrusted loan of RMB 39,980 from Shanghai Pudong Development Bank.

For the years ended December 31, 2012, 2013 and 2014, total interest capitalized was RMB 51,783, RMB 39,902 and RMB 38,053, respectively.

Depreciation expense was RMB 646,955, RMB 580,157 and RMB 672,855 for the years ended December 31, 2012, 2013 and 2014, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

10.       Property, plant and equipment, net(continued)

The Group evaluates long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. Considering a rapid and continued decrease in selling price of multi-crystalline wafers and inadequate utilization of machines, the Group determined a two step impairment analysis is required in the year ended December 31, 2012. In step one impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the equipment used to produce multi-crystalline wafers were less than their carrying value, which required the step two impairment test. In the step two impairment analysis, the Group estimated the fair value based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the equipment was reduced to fair value based on the discounted cash flow analysis. This resulted in a pre-tax charge of RMB 250,697 recorded in the impairment loss on property, plant and equipment in the Consolidated Statements of Operations and Comprehensive Loss in 2012. No impairment loss occurred in the year ended December 31, 2013 and 2014. Although assumptions used in estimates of future cash flows are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

Additionally, in the year ended December 31, 2012, the Group recorded long-lived asset impairment of RMB 147,092 related to the retirement of each 300MW outdated solar cells and solar modules facilities at JA Hebei and JA Fengxian facilities, respectively. No impairment loss related to retirement of long-lived assets occurred in the years ended December 31, 2013 and 2014.

11.       Intangible assets, net

Intangible assets, net, consisted of the following:

	Gross	Accumulated Amortization	Net
	RMB	RMB	RMB
As of December 31, 2013
Technical know-how	9,000	(9,000)	—
Customer relationship	3,191	(1,329)	1,862
Purchased software and others	23,941	(11,380)	12,561
	36,132	(21,709)	14,423
As of December 31, 2014
Technical know-how	9,000	(9,000)	—
Customer relationship	3,191	(1,968)	1,223
Purchased software and others	24,673	(13,168)	11,505
	36,864	(24,136)	12,728

Amortization expense was RMB 4,572, RMB 3,018 and RMB 2,427 for the years ended December 31, 2012, 2013 and 2014, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

Amortization expense of the existing technical know-how, customer relationship and purchased software for each of the next five years will be approximately RMB 2,046.

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

In accordance with the new CIT Law, a company is entitled to a preferential income tax of 15% if qualifying as an Advanced and New Technology Enterprise (“ANTE”). The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years. However, a company that enjoys the preferential income tax rate should perform self-assessment to ensure it maintains the required qualification during those three years. In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. In March 2014, JA Hebei was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2013 to 2015. In August 2011, JA Yangzhou was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In August 2014, JA Yangzhou was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In October 2014, JA Lianyungang was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016.JA Fengxian was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Fengxian has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In September 2014, JA Fengxian was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. JA Wafer R&D was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2012 to 2014.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data

12.       Income taxes(continued)

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. In 2012, JA Hebei declared dividends of RMB 107,804 out of the cumulative retained earnings as of December 31, 2007 to JA BVI, which is exempt for WHT. JA Yangzhou, as requested by the local tax bureau, declared dividends of RMB 210,637 out of the earnings after January 1, 2008 to JA BVI in order to meet the capital injection requirement for JA Yangzhou. Pursuit to Circular 1, the appropriation of dividend for reinvestment purpose is subject to 10% WHT, amounting to RMB 21,064, which was paid and recorded as income tax expenses for the year ended December 31, 2012. Excluding JA Yangzhou’s dividend appropriation requested by the local tax bureau, the Group intends to indefinitely reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Undistributed earnings as of December 31, 2013 and 2014 are considered to be indefinitely reinvested, and therefore, no deferred tax liability was recognized. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB 2,478,536 and RMB 3,092,616 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB 247,854 and RMB 309,262 as of December 31, 2013 and 2014.

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

Japan

JA Japan is subject to Japanese corporate income tax rate of 35.64%.

Australia

JA Australia is subject to Australia corporate income tax rate of 30%.

The tax benefit/(expense) comprises:

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2013	December 31, 2014
Current tax	(101,975)	(13,462)	(189,622)
Deferred tax	1,350	28,489	116,232
	(100,625)	15,027	(73,390)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data

12.  Income taxes(continued)

Components of deferred tax assets consisted of the following:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	92	—
Amortization of intangible assets	1,232	1,135
Accrued warranty costs	28,510	49,309
Accrued expenses	23,746	25,438
Net loss carried forward	395,477	229,859
Depreciation of property, plant and equipment	86,997	103,758
Inventory write-down and idle capacity charges	13,322	9,813
Allowance for doubtful accounts	69,199	66,991
Allowance for advance to suppliers	10,397	18,665
Impairment loss on property, plant and equipment	156,483	103,195
Loss for equity investment in a joint venture	4,967	—
Accrued interest	13,209	27,279
Government grant for the acquisition of land use rights and property, plant and equipment	8,379	44,057
Timing difference for revenue recognition of retainage contract	21,726	32,746
Others	4,047	18,704
Deferred tax assets	837,783	730,949
Deferred tax liabilities:
Temporary differences:
Capitalized interest	(31,983)	(35,333)
Deferred tax liabilities	(31,983)	(35,333)
Less: valuation allowance	(683,341)	(456,925)
Deferred tax assets-net	122,459	238,691

Deferred tax assets are analyzed as:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Current	64,409	90,169
Non-Current	90,033	183,855
	154,442	274,024
Deferred tax liability are analyzed as:
Current	—	—
Non-Current	(31,983)	(35,333)
	(31,983)	(35,333)
	122,459	238,691

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.  Income taxes(continued)

The following table presents the movement of the valuation allowance for deferred tax assets:

	As of December 31,	As of December 31,	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of the year	202,235	576,541	683,341
Business combination	—	63,873	—
Allowance made during the year	374,306	158,904	40,619
Reversals and utilization	—	(115,977)	(267,035)
Balance at end of the year	576,541	683,341	456,925

The Group has made some portion of valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including its earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized upon the earlier of when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings. Certain valuation allowance was reversed and utilized in 2013 and 2014 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets in the current year. Furthermore, a portion of valuation allowance was reversed in 2013 and 2014 due to the expected utilization of deferred tax assets in the future.

Reconciliation between the provision for income tax computed by applying the statutory CIT and the Group’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2013	December 31, 2014
PRC enterprise income tax	(25)%	(25)%	25%
Effect of permanent differences:
Share based compensation and other permanent difference	5.62%	4.03%	4.50%
Effect of tax holiday and tax differential of certain subsidiaries (1)	(2.10)%	8.17%	(8.43)%
Effect of tax rate change (2)	(2.69)%	(0.32)%	24.30%
Additional tax for previously approved tax holiday	5.29%	—%	—%
Withholding tax for dividend distribution	1.35%	—%	—%
Intra-group investment disposal income subject to tax	—	—	12.28%
Valuation allowance	23.97%	9.72%	(43.54)%
	6.44%	(3.40)%	14.11%

(1)         Effect of tax holiday and tax differential of certain subsidiaries increased from 8.17% to 8.43%, mainly due to fair value gain generated in 2014 by JA Cayman related to warrants, which are not subject to tax on income or capital gain.

(2)         Change of tax rate increased from (0.32%) in 2013 to 24.30% in 2014 is due to the different enacted tax rate used in the calculation of deferred tax assets in 2014 for one subsidiary to reflect the decrease of tax rate, which resulted in the reduction of previously disclosed deferred tax asset benefit (gross amount). Deferred tax assets for this subsidiary have been fully provided for valuation allowance in both 2014 and 2013. The corresponding reversal of valuation allowance has been included in the line of valuation allowance.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.  Income taxes(continued)

Aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2013	December 31, 2014
The aggregate dollar effect	—	10,540	43,405
Per share effect-basic	—	0.05	0.18
Per share effect-diluted	—	0.05	0.18

13.  Government grant

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

Grant relating to cash subsidies received by the Group’s entity in the PRC from various level of government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied.

Grants for the acquisition of land use right and property, plant and equipment are recorded as long-term liabilities and amortized to other income over the amortization period, which represents the depreciable life of the related PP&E. Government grants received related to property, plant and equipment are classified as investing cash inflows on the Group’s consolidated cash flow statements. Government grants received related to land use right are classified as operating cash inflows on the Group’s consolidated cash flow statements just as company expenditures for land use rights are classified as operating cash outflows. The Group received government grant related to property, plant and equipment and land use rights of RMB 78,020, RMB 126,900 and RMB 45,300 during the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, long-term liability balance of RMB 262,348 and RMB 278,272 was related to government grant for the acquisition of land use rights and property, plant and equipment, respectively.

The Group recorded RMB 18,672, RMB 14,471 and RMB 32,078 as other income for the years ended December 31, 2012, 2013 and 2014, respectively, among which RMB 9,002, RMB 13,290, and RMB 27,376 are related to the amortization of government grant.

14.  Prepaid land use rights

The prepaid land use rights of the Group represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 40 or 50 years.

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Cost	491,638	491,638
Less: accumulated amortization	(32,956)	(43,019)
Net book value	458,682	448,619

Current portion of prepaid land use rights (recorded in other current assets)	10,063	10,063
Non-current portion of prepaid land use rights	448,619	438,556
Total	458,682	448,619

As of December 31, 2014, the Group pledged its land use right with the net book value of RMB 74,211 to secure a long-term bank borrowing of RMB 28,600 from Agricultural Bank of China. As of December 31, 2014, the Group pledged another land use right with the net book value of RMB 213,840 to secure a long-term entrusted loan of RMB 1,440,000 from Hefei High-Tech Industrial Development

Zone Management Co., Ltd. As of December 31, 2014, the Group pledged the land use right with the net book value of RMB 26,086 to secure a short-term entrusted loan of RMB 39,980 from Shanghai Pudong Development Bank.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.          Borrowings

Lender	Date of Borrowing	Due Date	Principal Amount ( in RMB)	Interest Payment Periods
As of December 31, 2013
Short-term loan:
Bank of China	September 2013	September 2014	200,000	Quarterly
Agriculture Bank of China	September 2013	September 2014	80,000	Monthly
Agriculture Bank of China	September 2013	January 2014	34,379	Together with principal
Agriculture Bank of China	September 2013	February 2014	79,248	Together with principal
Agriculture Bank of China	November 2013	April 2014	539	Together with principal
Agriculture Bank of China	December 2013	May 2014	3,073	Together with principal
Agriculture Bank of China	December 2013	April 2014	95,721	Monthly
Agriculture Bank of China	December 2013	May 2014	2,038	Together with principal
Agriculture Bank of China	December 2013	May 2014	1,996	Together with principal
China Merchant Bank	September 2013	March 2014	10,000	Together with principal
China Merchant Bank	September 2013	March 2014	10,000	Together with principal
China Merchant Bank	September 2013	March 2014	10,000	Together with principal
China Merchant Bank	September 2013	March 2014	10,000	Together with principal
China Merchant Bank	September 2013	March 2014	10,000	Together with principal
China Merchant Bank	December 2013	June 2014	30,000	Together with principal
Huaxia Bank	May 2013	February 2014	40,000	Together with principal
Huaxia Bank	February 2013	February 2014	10,000	Together with principal
Bank of Communication	August 2013	February 2014	42,000	Monthly
Hefei S & T Rural Commercial Bank	March 2013	March 2014	150,000	Quarterly
Hefei S & T Rural Commercial Bank	April 2013	March 2014	50,000	Quarterly
Rural Credit Cooperative of Hebei	March 2013	March 2014	28,000	Monthly
Bank of Xingtai	June 2013	June 2014	20,000	Monthly
Bank of Xingtai	July 2013	June 2014	40,000	Monthly
OCBC Bank	March 2013	April 2014	30,485	Monthly
OCBC Bank	May 2013	May 2014	54,873	Monthly
Other loan *	April 2013	March 2014	30,000	Quarterly
Other loan*	November 2013	November 2014	50,000	Quarterly
Subtotal			1,122,352

*Local government provided short-term loan to one subsidiary located in Jiangsu Province with market interest rate bearing.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.          Borrowings (continued)

Lender	Date of Borrowing	Due Date	Principal Amount ( in RMB)	Interest Payment Periods
Long-term loan due in one year:
China Construction Bank	May 2012	April 2014	157,000	Monthly
China Construction Bank	June 2012	May 2014	34,000	Monthly
Industrial and Commercial Bank of China	December 2011	November 2014	150,000	Monthly
Bank of Xingtai	September 2012	September 2014	100,000	Monthly
Industrial and Commercial Bank of China	March 2011	March 2014	140,000	Monthly
Industrial and Commercial Bank of China	April 2011	March 2014	40,000	Monthly
Industrial and Commercial Bank of China	May 2011	March 2014	20,000	Monthly
Industrial and Commercial Bank of China	June 2011	June 2014	15,917	Monthly
Industrial and Commercial Bank of China	December 2011	June 2014	57,246	Monthly
China Everbright Bank	June 2011	June 2014	200,000	Quarterly
Agriculture Bank of China	August 2012	February 2014	2,850	Quarterly
Agriculture Bank of China	September 2012	February 2014	8,150	Quarterly
Agriculture Bank of China	August 2012	August 2014	2,850	Quarterly
Agriculture Bank of China	September 2012	August 2014	8,150	Quarterly
Subtotal			936,163
Short-term borrowings and current portion of long term borrowings			2,058,515

Long-term loan:
Industrial and Commercial Bank of China	June 2011	January 2019	720,000	Annually
Industrial and Commercial Bank of China	June 2011	January 2018	432,000	Annually
Industrial and Commercial Bank of China	June 2011	January 2017	288,000	Annually
Agriculture Bank of China	September 2012	February 2015	8,150	Quarterly
Agriculture Bank of China	August 2012	August 2015	2,850	Quarterly
Agriculture Bank of China	September 2012	August 2015	8,150	Quarterly
Agriculture Bank of China	August 2012	February 2016	2,850	Quarterly
Agriculture Bank of China	September 2012	February 2016	8,150	Quarterly
Agriculture Bank of China	August 2012	August 2016	2,850	Quarterly
Agriculture Bank of China	September 2012	August 2016	8,150	Quarterly
Agriculture Bank of China	August 2012	February 2015	2,850	Quarterly
Agriculture Bank of China	August 2012	February 2017	2,850	Quarterly
Agriculture Bank of China	September 2012	February 2017	8,150	Quarterly
Agriculture Bank of China	August 2012	August 2017	2,850	Quarterly
Agriculture Bank of China	September 2012	August 2017	8,150	Quarterly
Agriculture Bank of China	August 2012	February 2018	2,850	Quarterly
Agriculture Bank of China	September 2012	February 2018	8,150	Quarterly
Agriculture Bank of China	August 2012	August 2018	2,850	Quarterly
Agriculture Bank of China	September 2012	August 2018	8,150	Quarterly
Agriculture Bank of China	September 2012	February 2019	10,100	Quarterly
Agriculture Bank of China	August 2012	February 2019	2,900	Quarterly
Agriculture Bank of China	August 2012	August 2019	2,900	Quarterly
Agriculture Bank of China	September 2012	August 2019	10,100	Quarterly
Subtotal			1,554,000

Total borrowings			3,612,515

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.             Borrowings(continued)

Lender	Date of Borrowing	Due Date	Principal Amount ( in RMB)	Interest Payment Periods
As of December 31, 2014
Short-term loan:
Industrial and Commercial Bank of China	April 2014	March 2015	50,000	Monthly
Industrial and Commercial Bank of China	December 2014	October 2015	50,000	Monthly
Industrial and Commercial Bank of China	December 2014	June 2015	50,000	Monthly
Industrial and Commercial Bank of China	May 2014	April 2015	50,000	Monthly
Industrial and Commercial Bank of China	December 2014	June 2015	58,131	Monthly
Bank of Communication	January 2014	January 2015	50,000	Monthly
Bank of Communication	August 2014	February 2015	97,904	Together with principal
Huaxia Bank	March 2014	March 2015	30,000	Monthly
Huaxia Bank	April 2014	April 2015	20,000	Monthly
Huaxia Bank	May 2014	March 2015	30,000	Monthly
China Merchant Bank	October 2014	April 2015	62,000	Together with principal
China Merchant Bank	November 2014	May 2015	28,759	Together with principal
China Merchant Bank	September 2014	March 2015	48,952	Together with principal
China Merchant Bank	December 2014	June 2015	30,000	Together with principal
China Merchant Bank	December 2014	June 2015	32,400	Together with principal
China Construction Bank	April 2014	April 2015	48,500	Monthly
China Construction Bank	April 2014	April 2015	100,000	Monthly
China Construction Bank	April 2014	April 2015	11,500	Monthly
China Construction Bank	May 2014	May 2015	34,000	Monthly
China Construction Bank	November 2014	May 2015	48,789	Monthly
China Construction Bank	November 2014	May 2015	22,171	Monthly
Bank of China	June 2014	June 2015	200,000	Quarterly
Bank of China	September 2014	March 2015	34,849	Monthly
Bank of China	October 2014	April 2015	35,490	Monthly
Industrial and Commercial Bank of China	December 2014	November 2015	150,000	Monthly
Agriculture Bank of China	May 2014	May 2015	20,000	Monthly
Agriculture Bank of China	March 2014	March 2015	76,363	Monthly
Agriculture Bank of China	January 2014	January 2015	50,000	Monthly
Agriculture Bank of China	February 2014	February 2015	30,000	Monthly
Agriculture Bank of China	August 2014	January 2015	3,139	Together with principal
Agriculture Bank of China	August 2014	February 2015	66,746	Together with principal
Agriculture Bank of China	August 2014	January 2015	3,625	Together with principal
Agriculture Bank of China	August 2014	February 2015	38,418	Together with principal
Agriculture Bank of China	August 2014	January 2015	2,889	Together with principal
Agriculture Bank of China	September 2014	January 2015	3,429	Together with principal
Agriculture Bank of China	September 2014	March 2015	12,116	Together with principal
Agriculture Bank of China	September 2014	February 2015	3,483	Together with principal
Agriculture Bank of China	September 2014	March 2015	14,935	Together with principal
Agriculture Bank of China	September 2014	February 2015	74,040	Together with principal
Agriculture Bank of China	September 2014	February 2015	3,299	Together with principal
Agriculture Bank of China	October 2014	March 2015	2,288	Together with principal
Agriculture Bank of China	October 2014	March 2015	1,212	Together with principal
Agriculture Bank of China	November 2014	April 2015	1,966	Together with principal
Agriculture Bank of China	October 2014	March 2015	2,472	Together with principal
Agriculture Bank of China	October 2014	March 2015	3,209	Together with principal
Agriculture Bank of China	November 2014	April 2015	1,439	Together with principal
Agriculture Bank of China	November 2014	April 2015	1,955	Together with principal
Agriculture Bank of China	December 2014	April 2015	2,956	Together with principal
Agriculture Bank of China	December 2014	May 2015	1,457	Together with principal

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.           Borrowings(continued)

Lender	Date of Borrowing	Due Date	Principal Amount ( in RMB)	Interest Payment Periods
As of December 31, 2014
Short-term loan(continued):
Agriculture Bank of China	December 2014	May 2015	2,988	Together with principal
Agriculture Bank of China	December 2014	May 2015	2,084	Together with principal
Bank of Xingtai	September 2014	September 2015	2,000	Monthly
Bank of Xingtai	September 2014	March 2015	1,000	Monthly
Industrial Bank Co., Ltd.	April 2014	April 2015	140,000	Quarterly
Bank of Xingtai	June 2014	June 2015	60,000	Monthly
Hefei S & T Rural Commercial Bank	June 2014	May 2015	100,000	Quarterly
Hefei S & T Rural Commercial Bank	June 2014	May 2015	100,000	Quarterly
Rural Credit Cooperative of Hebei	March 2014	March 2015	28,000	Monthly
Bank of Xingtai	September 2014	March 2015	100	Monthly
Bank of Xingtai	September 2014	September 2015	200	Monthly
Bank of Xingtai	September 2014	March 2015	100	Monthly
Bank of Xingtai	September 2014	September 2015	200	Monthly
Shanghai Pudong Development Bank	August 2014	August 2015	39,980	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2015	2,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2015	2,000	Quarterly
Subtotal			2,275,533

Long-term loan due in one year:
Agriculture Bank of China	August 2012	February 2015	2,850	Quarterly
Agriculture Bank of China	August 2012	August 2015	2,850	Quarterly
Agriculture Bank of China	September 2012	August 2015	8,150	Quarterly
Agriculture Bank of China	September 2012	February 2015	8,150	Quarterly
Subtotal			22,000
Short-term borrowings and current portion of long term borrowings			2,297,533

Long-term loan:
Agriculture Bank of China	June 2014	June 2016	80,000	Monthly
Bank of Xingtai	September 2014	September 2016	74,000	Monthly
Bank of Xingtai	September 2014	March 2016	3,000	Monthly
Bank of Xingtai	September 2014	March 2016	300	Monthly
Bank of Xingtai	September 2014	September 2016	8,400	Monthly
Bank of Xingtai	September 2014	March 2016	300	Monthly
Bank of Xingtai	September 2014	September 2016	8,400	Monthly
Industrial and Commercial Bank of China	July 2014	January 2017	288,000	Annually
Industrial and Commercial Bank of China	July 2014	January 2018	300,000	Annually
Industrial and Commercial Bank of China	August 2014	January 2019	168,000	Annually
Industrial and Commercial Bank of China	August 2014	January 2019	300,000	Annually
Industrial and Commercial Bank of China	August 2014	January 2018	132,000	Annually
Industrial and Commercial Bank of China	August 2014	January 2019	252,000	Annually
Industrial and Commercial Bank of China	December 2014	May 2016	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2016	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2017	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2017	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2018	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2018	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2019	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2019	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2020	7,000	Quarterly

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.             Borrowings(continued)

Lender	Date of Borrowing	Due Date	Principal Amount ( in RMB)	Interest Payment Periods
As of Decemberember 31, 2014
Long term loan(continued):
Industrial and Commercial Bank of China	December 2014	November 2020	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2021	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2021	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2022	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2022	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2023	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2023	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2024	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2024	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2025	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2025	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2026	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2026	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2027	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2027	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2028	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2028	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2029	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	December 2029	7,000	Quarterly
Agriculture Bank of China	August 2012	February 2017	2,850	Quarterly
Agriculture Bank of China	August 2012	August 2018	2,850	Quarterly
Agriculture Bank of China	August 2012	August 2019	2,900	Quarterly
Agriculture Bank of China	August 2012	February 2016	2,850	Quarterly
Agriculture Bank of China	August 2012	August 2016	2,850	Quarterly
Agriculture Bank of China	August 2012	August 2017	2,850	Quarterly
Agriculture Bank of China	August 2012	February 2018	2,850	Quarterly
Agriculture Bank of China	August 2012	February 2019	2,900	Quarterly
Agriculture Bank of China	September 2012	February 2016	8,150	Quarterly
Agriculture Bank of China	September 2012	August 2016	8,150	Quarterly
Agriculture Bank of China	September 2012	February 2017	8,150	Quarterly
Agriculture Bank of China	September 2012	August 2017	8,150	Quarterly
Agriculture Bank of China	September 2012	February 2018	8,150	Quarterly
Agriculture Bank of China	September 2012	August 2018	8,150	Quarterly
Agriculture Bank of China	September 2012	February 2019	10,100	Quarterly
Agriculture Bank of China	September 2012	August 2019	10,100	Quarterly
Subtotal			1,902,400

Total borrowings			4,199,933

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.          Borrowings(continued)

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Short-term	1,122,352	2,275,533
Long-term, current portion	936,163	22,000
Subtotal	2,058,515	2,297,533
Long-term	1,554,000	1,902,400
Total	3,612,515	4,199,933

These loans are borrowed from various financial and non-financial institutions and all of them are for working capital and capital expenditure purpose. The borrowings outstanding as of December 31, 2013 and 2014 bore a weighted average interest rate of 6.42% and 6.07% per annum, respectively. The interest rates of unsecured short-term bank borrowings with principal amounts of RMB 956,994 and RMB 2,090,953 as of December 31, 2013 and 2014, respectively, ranged from 2.67% to 7.80% with a weighted average interest rate of 6.04% for 2013 and from 1.35% to 7.82% with a weighted average interest rate of 5.66% for 2014. The interest rate of short-term bank borrowings secured by restricted cash with principal amounts of RMB 85,358 and RMB 600 as of December 31, 2013 and 2014, respectively, ranged from 1.66% to 1.67% with a weighted average interest rate of 1.67% for 2013 and at the interest rate of 6.15% for 2014. The interest rate of short-term bank borrowings secured by land use right, buildings and project assets with principal amount of RMB 183,980 as of December 31, 2014, ranged from 6.15% to 6.90% with a weighted average interest rate of 6.53% for 2014. There was no short-term borrowing secured by land use right, buildings and project assets for 2013. There was no short-term borrowing from the non-financial institution as of December 31, 2014. The interest rate of short-term borrowing from one non-financial institution with principal amount of RMB 80,000 as of December 31, 2013 was 9.0%. The interest rate of unsecured long-term bank borrowings with principal amounts of RMB 914,163 and RMB 157,000 as of December 31, 2013 and 2014, respectively, ranged from 6.15% to 7.07% with a weighted average interest rate of 6.48% for 2013 and from 6.52% to 6.77% with a weighted average interest rate of 6.64% for 2014. The interest rate of long-term bank borrowings secured by buildings, machineries and equipment, construction in progress and project assets with principal amount of RMB 1,576,000 and RMB 1,767,400 as of December 31, 2013 and 2014, respectively, ranged from 6.72% to 7.01% with a weighted average interest rate of 6.74% for 2013 and from 6.15% to 7.01% with a weighted average interest rate of 6.46% for 2014. The borrowings have 5-month to 179-month terms and expire at various times. The unused lines of credit were RMB 690,710, which were available as of December 31, 2014. Among the unused lines of credit, RMB 100,000 was secured by project assets.

Interest incurred for borrowings for the years ended December 31, 2012, 2013 and 2014 amounted to RMB 348,510, RMB 278,190 and RMB 267,718, respectively, of which RMB 45,059, RMB 37,495 and RMB 38,053 was capitalized in the cost of property, plant and equipment.

As of December 31, 2014, the borrowings of RMB 600 and RMB 17,400 for short-term and long-term respectively in Bank of Xingtai were secured by the restricted cash balance with amount of RMB 20,000 in JA Hebei. The short term entrusted loan of RMB 39,980 with Shanghai Pudong Development Bank was secured by the land use right with the net book value of RMB 26,086 and the buildings with the net book value of RMB 116,192. The short-term borrowings of RMB 140,000 in Industrial Bank Co., Ltd was secured by the building with the net book value of RMB 91,653. The long-term borrowings of RMB 85,400 and RMB 28,600 in Agricultural Bank of China were secured by the buildings with the net book value of RMB 218,603 and land use right with the net book value of RMB 74,211 in Shanghai Jinglong Solar Technology Co., Ltd., respectively. The borrowings of RMB 4,000 and RMB 196,000 for short-term and long-term respectively in Industrial and Commercial Bank of China were secured by the project assets with the net book value of RMB 310,029. In January 2014, the Group renewed a long-term entrusted loan of RMB 1,440,000 with Hefei High-Tech Industrial Development Zone Management Co., Ltd., which is secured by buildings, machineries and equipment and construction in progress with the net book value of RMB 834,341 and land use rights with net book value of RMB 213,840 owned by JA Hefei Technology and all of the equity interests in and JA Hefei Technology.

JA Solar and China Development Bank Shanghai Branch (“CDB”) entered into a financial partnership agreement in September 2010, pursuant to the agreement, CDB agrees to provide up to RMB 30 billion of credit facilities to JA Solar from 2010 to 2015 to support JA Solar’s capital needs under its long-term growth and corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company. As of December 31, 2013 and 2014, the Group had drawn down RMB nil and RMB nil of the credit facility, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

There are two subsidiaries whose borrowing agreements include the restrictive financial covenants. For JA Hebei, the borrowing of RMB 194,000 from China Construction Bank should meet the criteria: 1) the gearing ratio should be no more than 55%; 2) the current ratio should be no less than 1.6; 3) the quick ratio should be no less than 1.5; 4) the long-term investment should no more than 30% of net asset; 5) the external guarantee should be no more than 55% of net asset. For JA Yangzhou, the borrowing of RMB 80,000 from Huaxia Bank should meet the criteria: the gearing ratio should be no more than 70%. As of December 31, 2014, those two subsidiaries meet the criteria.

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2015	22,000
2016	210,400
2017	324,000
2018	468,000
Thereafter	900,000
Total	1,924,400

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

16.  Senior Convertible Notes

On May 13, 2008, the Company entered into an underwriting agreement for the sale by the Company to the public of $350,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2013 (the “Senior Notes”). The Company granted to the underwriters a 30-day option to purchase up to an additional $50,000 aggregate principal amount of Senior Notes. On May 19, 2008, the Company completed its public offering of $400,000 aggregate principal amount of its Senior Notes which includes the underwriter’s exercise of their option. Net proceeds to the Company from the offering were approximately RMB 2,709,538. The Company’s financing costs of RMB 80,010 associated with the Senior Notes are amortized through interest expense over the life of the Senior Notes from May 2008 to the first put date, or May 2013 using the effective interest rate method. The amount amortized to interest expense for the year ended December 31, 2012 and 2013 was RMB 9,656 and RMB 2,606, respectively. This change in the balance of deferred issuance cost includes the pro-rata reduction of deferred issuance cost that is a component of the extinguished gain from the Senior Notes bought back by the Group.

The Senior Notes bear interest at the rate of 4.5% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2008. The Senior Notes will mature on May 15, 2013 unless previously repurchased by the Company or converted in accordance with their terms prior to such date. On or after May 15, 2011, the Company has the option to redeem for cash all or part of the Senior Notes at principal if the closing sale price of the Company’s ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day on which notice of redemption is provided. If certain fundamental changes occur at any time prior to maturity, holders of the Senior Notes may require the Company to repurchase their Senior Notes in whole or in part for cash equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase. The interest expense recognized for interest payable to the Senior Notes holders was RMB 56,893 and RMB 12,300 for the years ended December 31, 2012 and 2013 respectively.

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

The Company’s functional currency is different from the denomination of the Senior Notes and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Senior Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Senior Notes over the life of the Senior Notes. The change in fair value of the Embedded Derivatives of RMB 32 and RMB nil was recorded in Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2012 and 2013, respectively. This change in fair value excludes the pro-rata reduction of the Embedded Derivatives that are a component of the extinguishment gain from the Senior Notes bought back by the Group. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 96,532 and RMB 24,216 for the years ended December 31, 2012 and 2013, respectively.

During the years ended December 31, 2012 and 2013, the Company bought back US$ 105,427and US$ nil (par value) of the Senior Notes, respectively, at prices ranging from 72.48% to 95.35% of face value. The gain/(loss) from the Senior Notes buyback was RMB (8,466) and RMB nil respectively, for the years ended December 31, 2012 and 2013. In May 2013, the Company repaid the remaining principal amount of RMB 723,742 and accrued interest of the Senior Notes.

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

The Company accounts for the share lending arrangement in accordance with ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. The Company estimated that the fair value of the share lending arrangement at issuance was RMB 230,729, which was recognized as an issuance cost of the Senior Convertible Notes, with an offset to additional paid-in capital. Issuance costs were deferred on the balance sheet and amortized over the life of the Senior Convertible Notes. In the year ended December 31, 2008, due to the bankruptcy of one of the ADS borrowers, the Company assessed it became probable that the borrower would default. As result, the Company recognized an expense of RMB 469,042, which equaled to the then fair value of the 1,312,552 ADSs lent to the borrower, net of the fair value of probable recoveries, with an offset to additional paid-in capital. Probable recoveries were estimated as nil at the time in 2008. The fair value of the outstanding loaned shares was RMB 35,230 (US$ 5,605) as of December 31, 2012. The unamortized amount of the issuance costs associated with the share-lending arrangement included in the deferred issuance cost in the balance sheet were RMB 8,253 as of December 31, 2012. The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB 29,537 and RMB 8,208 for the years ended December 31, 2012 and 2013, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

16.  Senior Convertible Notes (continued)

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

17.  Other payables to third parties

Other payables consisted of the following:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Payables for purchase of property, plant and equipment	221,232	195,069
Payables for project assets	—	134,667
Payables for land use rights	35,000	33,000
Miscellaneous tax payables	18,253	34,033
Deposits	5,433	21,679
Labor services payables	11,959	8,634
Logistic charges	28,422	48,132
Payable to staff *	52,732	—
Interest	88,060	181,857
Others	21,179	36,300
Total other payables	482,270	693,371

*Amount due to employees related to short term borrowings from employees at an average interest rate of 9%.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

18.  Accrued expenses

Accrued expenses consisted of the following:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Professional service fees	10,659	19,885
Interest	107,611	47,250
Utilities	2,685	2,109
Logistic charges	11,153	23,738
Tax	12,740	16,159
Others	21,206	38,153
Total accrued expenses	166,054	147,294

19.  Accrued warranty cost

The movement of Group’s accrued warranty costs for solar module is summarized below:

	As of December 31,	As of December 31,	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
Beginning balance	78,751	114,226	158,897
Warranty provision	42,167	44,671	92,843
Warranty utilization	(6,692)	—	—
Ending balance	114,226	158,897	251,740

20.  Share-based compensation

As of December 31, 2014, the Company had two share-based compensation plans, which is described below.

On August 18, 2006, the shareholders of the Company approved the 2006 Stock Incentive Plan (the “2006 Plan”), which permits the grant of share options and shares to its eligible recipients for up to 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the Company issued following the effective date of the 2006 Plan. The Group believes that such awards better align the interests of its employees with those of its shareholders.

On June 30, 2014, the shareholders of the Company approved the 2014 Stock Incentive Plan (the “2014 Plan”). Under the 2014 Plan, the Company may grant options to purchase 10% of its total issued and outstanding shares as of the date when the board approves the 2014 Plan; provided that, the shares reserved in the award pool shall be increased automatically if and whenever the unissued shares reserved in the award pool accounts for less than 1% of the total then issued and outstanding shares, as a result of which increase the shares unissued and reserved in the award pool immediately after each such increase shall equal to 10% of the then issued and outstanding shares.  The Group believes that such awards better align the interests of its employees with those of its shareholders. In general, the plan administrator determines or the evidence of the award specifies, the vesting schedule for each option grant.

a)   Options

During the year ended December 31, 2014, the Company granted 3,660,000 ordinary share options to certain of its employees. The exercise price of the options ranges from US$ 1.76 to US$ 1.89.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation(continued)

The Group recognized a pre-tax charge of RMB 12,980, RMB 3,558 and RMB 14,544 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 1,256, RMB 372 and RMB 3 was capitalized in the cost of inventory as of December 31, 2012, 2013 and 2014, respectively), for the years ended December 31, 2012, 2013 and 2014 associated with the expensing of stock options, respectively.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2012 was US$ 1.4. No option grants were made in 2013. The weighted-average grant-date fair value of options granted during the year ended December 31, 2014 was US$ 1.88. The compensation that has been charged for the option, net of the amounts reversed for options forfeited in excess of amounts estimated at the grant date was RMB 11,724, RMB 3,186 and RMB 14,541 for the years ended December 31, 2012, 2013 and 2014, respectively. The amounts reversed associated with options forfeited were RMB 1,616, RMB 577 and RMB 774 for the years ended December 31, 2012, 2013 and 2014, respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

The Group used the forfeiture rate of 9.82%, 10.92% and 10.05% respectively for the years ended 2012, 2013 and 2014.

As of December 31, 2012, 2013 and 2014, there was RMB 3,788, RMB 92 and RMB 13,781 of total unrecognized compensation cost related to non-vested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 25 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees during the years ended December 31, 2012, 2013 and 2014 respectively:

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2013	December 31, 2014
Average risk-free rate	1.09%~1.27%	—	1.80%~2.01%
Weighted average expected option life	5.75 years	—	6 years
Volatility rate	80.5%	—	56.22%~100.06%
Dividend	—	—	—

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation(continued)

The following table summarizes information with respect to share options outstanding on December 31, 2014:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Year)	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2011	2,690,650	6.71	7.17	—
Granted	2,207,000	1.40
Forfeited	(540,600)	4.60
Exercised	—	—
Outstanding at December 31, 2012	4,357,050	4.28	7.62	—
Granted	—
Forfeited	(1,373,750)	1.37
Exercised	(401,750)	1.37
Outstanding at December 31, 2013	2,581,550	4.79	6.40	612
Granted	3,660,000	1.88
Forfeited	(296,500)	2.21
Exercised	(268,750)	1.37
Outstanding at December 31, 2014	5,676,300	3.21	7.59	279
Exercisable at December 31, 2014	2,261,300	5.23	5.19	273

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $0, $134 and $186, respectively.

b)    Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

Upon vesting, the shares will be issued by the Company.

The following table summarizes information with respect to RSUs outstanding on December 31, 2014:

	Shares	Weighted Average Fair Value (US$)
Nonvested at December 31, 2011	2,493,000	5.17
Granted	90,000	0.79
Vested	(95,000)	5.92
Forfeited	(50,000)	5.85
Nonvested at December 31, 2012	2,438,000	4.97
Granted	—	—
Vested	(1,281,890)	5.04
Forfeited	(140,000)	4.28
Nonvested at December 31, 2013	1,016,110	4.95
Granted	90,000	1.99
Vested	(85,000)	5.11
Forfeited	(62,500)	5.52
Nonvested at December 31, 2014	958,610	4.62

For RSUs, the Company recognized a pre-tax charge of RMB 20,249, RMB 5,843 and RMB 1,737 (included in selling, general, and administrative expenses) for the years ended December 31, 2012, 2013 and 2014, respectively. Unrecognized compensation expense related to the RSUs as of December 31, 2013 and 2014 were RMB 2,437 and RMB 536, respectively. The cost is expected to be recognized over a remaining weighted average period of 5 months.  The fair value of shares vested during the years ended December 31, 2012, 2013 and 2014 was RMB 997, RMB 2,182 and RMB 1,000, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

21.  Foreign currency forward contracts

The Group, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. The Group uses foreign currency forward exchange contracts to hedge the exposure to foreign currency risk, primarily the EUR, GBP, USD and JPY. The purpose of the Group’s foreign currency derivative activities is to protect the Group from the risk that the RMB net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. The Group uses foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next 12 months.

The Group accounts for derivative instruments pursuant to ASC 815, Derivatives and Hedging, as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other assets or other liabilities in the Consolidated Balance Sheets. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Group has evaluated various factors and determined whether there is effectiveness with respect to certain foreign-currency forward contracts and whether these foreign currency forward exchange contracts qualified for foreign currency cash flow hedge accounting. When the company formally designates a contract as a hedge and the hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in change in fair value of derivatives in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. During the year ended December 31, 2012, the Group entered into foreign exchange forward contracts with a notional amount of Euro 158,463, GBP 4,153 and US Dollar 87,119. During the year ended December 31, 2013, the Group entered into foreign exchange forward contracts with a notional amount of EUR 64,254, GBP 11,453, USD 20,683 and JPY 94,500. During the year ended December 31, 2014, the Group entered into foreign exchange forward contracts with a notional amount of EUR 75,164, GBP 171, USD 25,917 and JPY 922,031. As of December 31, 2013, the Group had outstanding foreign currency forward exchange contracts with notional amounts of EUR 11,082. As of December 31, 2014, the Group had outstanding foreign currency forward exchange contracts with notional amounts of EUR 22,284 and JPY 384,584.

The gain/(loss) from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was RMB (11,755), RMB nil and RMB nil for the years ended December 31, 2012, 2013 and 2014, respectively. The gain/(loss) from the change in the fair value on those foreign currency forward exchange contracts not qualifying for hedge accounting, which is recorded in change in fair value of derivatives, was RMB 9,303, RMB (793) and RMB 10,470 for the years ended December 31, 2012, 2013 and 2014, respectively.

The following table displays the outstanding notional balances and the estimated fair value of the Group’s foreign-currency forward exchange contracts as of December 31, 2013 and 2014

	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	RMB
	Notional Amount	Estimate fair value	Notional Amount	Estimate fair value
Foreign exchange forward contracts not designated as hedging instruments, recorded in other current assets	93,295	237	192,201	5,541

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

22   Issuance of ordinary shares and warrants (continued)

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

In November 2013, February 2014, and May 2014, the Series A-1 Warrant, Series A-2 Warrant and Series A-3, respectively, Warrant were exercised in full at the price of US$ 9.43 per ADS. The fair value of warrant liability for Series A-1 Warrant, Series A-2 Warrant and Series A-3 Warrant on respective warrant exercise date was RMB35,693, RMB2,797 and RMB 3,530, respectively, which was reclassified to additional paid-in- capital upon exercises.

Accordance with ASC subtopic 815-10, the warrants are deemed legally detachable and separately exercisable from the ordinary shares and thus accounted for as a freestanding instrument. As the warrants are denominated in US Dollar, yet the Company’s functional currency is RMB, warrants are not considered indexed to the Company’s own stock. Accordingly, the warrants are liability derivatives which need to be fair valued on day one and mark to market subsequently at each reporting period end, with the fair value gain or loss arising from the re-measurement recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

On the transaction date, the sales proceeds are first allocated to the warrant based on the warrants’ full fair value of RMB 172,916 and the residual amount of the sales proceeds is allocated to the ordinary shares. The fair value of the warrants in excess of net proceeds of the equity offering of RMB 44,396, was charged to retained earnings as a deemed dividend due to this portion is a benefit transferred from existing shareholders to the new investor. Such amount charged as deemed dividend on the transaction date and is an adjustment to net loss available to attributable to JA Solar Holdings for basic and diluted EPS calculation, as an effective dividend from existing ordinary shareholders. For the year ended December 31, 2013 and 2014, RMB 51,074 of loss and RMB 74,014 of gain, respectively, was recognized based on a subsequent change in fair value of the warrants in the Company’s Consolidated statements of Operations and Comprehensive (Loss) /Income.(Note 27)

The series A-1, A-2, A-3 and B warrants are participating securities because they had contractual rights to share in the profits but not losses of the Company. For the year ended December 31, 2013, the computation of basic loss per share using the two-class method was not applicable as the Company was in a net loss position. For the year ended December 31, 2014, the computation of basic loss per share using the two-class method was applicable as the Company was making profit in year 2014

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

23.  Mainland China contribution plan and profit appropriation

a)    China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. However, the Group is not responsible for meeting any obligations under the plan. The total contribution for such employee benefits was RMB 95,929, RMB 96,062 and RMB 104,719 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The general reserves made by the Group’s PRC subsidiaries in 2012, 2013 and 2014 were RMB nil, RMB 1,760 and 26,657, respectively. During the year ended December 31, 2013, the Group made a reversal of RMB 8,257, from the common statutory reserve fund to retained earnings due to an adjustment related to income tax filing difference was made in its local PRC GAAP accounts.

c)     Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd.	RMB 1,000,000
Shanghai JA Solar Technology Co., Ltd.	USD 80,000
Shanghai JA Solar PV Technology Co., Ltd.	USD 20,000
JA Solar Technology Yangzhou Co., Ltd.	USD 260,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	USD 98,000
JA Yangzhou PV Technology Co., Ltd.	USD 10,000
Shanghai Jinglong Solar Technology Co., Ltd.	RMB 180,000
Donghai JA Solar Technology Co., Ltd.	RMB 50,000
JA (Hefei) Renewable Energy Co., Ltd.	USD 15,000
Hefei JA Solar Technology Co., Ltd.	RMB 1,440,000
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	USD 36,986
JA Solar Investment (China) Co., Ltd.	USD 40,000
Dunhuang JA Solar Power Development Co., Ltd	RMB 254,000
Hebei Ningjin Songgong Semiconductor Co., Ltd.	RMB 275,000
JA Solar PV Technology Co., LTD	USD 10,000
JA Solar PV Electric (Shexian) Co,. Ltd	RMB 3,000
Aiyouen Power Electric (Yinchuan) Co,. Ltd	RMB 26,000
JA Solar PV Electric (Baotou) Co,. Ltd	RMB 2,000
Beijing JA Solar PV Technology Co., Ltd.	RMB 20,000
JA Solar PV Electric (Huanghua) Co,. Ltd	RMB 1,000
JA Solar PV Electric (Yanchi) Co,. Ltd	RMB 4,000
JA New Energy Development (Hebei) Co., Ltd.	RMB 1,000

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

24.  Earnings (loss) per share

Basic and diluted net (loss)/ earnings per share for the years ended December 31, 2012, 2013 and 2014 are calculated as follows:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	RMB	RMB	RMB
Numerator:

Net (loss)/income attributable to JA Solar Holdings	(1,662,257)	(429,280)	423,771
Fair value of warrants in excess of net proceeds of equity offering	—	(44,396)	—
Allocation of net income to participating warrant holder	—	—	(77,174)
Numerator for basic (loss)/earnings per share	(1,662,257)	(473,676)	346,597
Dilutive effect of:
Add back allocation to participating warrant holder (1)			4,336
Excluding portion of fair value gain (2)			(16,716)
Numerator for diluted earnings per share	(1,662,257)	(473,676)	334,217
Denominator:
Denominator for basic loss per share - weighted average ordinary shares outstanding	194,788,429	201,317,884	242,192,859
Dilutive effect of share options and RSUs*	—	—	363,633
Dilutive effect of warrants*	—	—	306,592
Denominator for diluted loss per share	194,788,429	201,317,884	242,863,084

Basic (loss)/earnings per share	(8.53)	(2.35)	1.43
Diluted (loss)/earnings per share	(8.53)	(2.35)	1.38

(1)         Net income has been adjusted to participating Series A-3 Warrant and Series B Warrant holder based on their respective rights to share in dividends in 2014.

(2) The fair value gain represents the change in fair value of Series A-3 Warrant, which is deducted from income (numerator) in calculating diluted earnings per share. Series A-3 Warrant has dilutive effect as its exercise price of US$ 9.43 per ADS is less than average stock price during the period it was outstanding.

*. These potentially dilutive share options, RSUs and convertible notes totaling 5,628,371 in 2012 were not included in the calculation of dilutive earnings per share in 2012 because of their anti-dilutive effect.

* These potentially dilutive share options and RSUs totaling 3,433,109 in 2013 were not included in the calculation of dilutive earnings per share in 2013 because of their anti-dilutive effect.

* These potentially dilutive warrants 30,806,670 in 2013 were not included in the calculation of dilutive earnings per share in 2013 because of their anti-dilutive effect.

* These potentially dilutive share options and RSUs totaling 2,856,278 in 2014 were not included in the calculation of dilutive earnings per share in 2014 because of their anti-dilutive effect.

* These potentially dilutive warrants 52,569,971 in 2014 were not included in the calculation of dilutive earnings per share in 2014 because of their anti-dilutive effect. Series B Warrant is anti-dilutive as the exercise price of US$ 10. 90 per ADS is higher than average stock price during the year.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25   Related party transactions

a)            Amounts due to related parties consisted of the following:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Short-term:
Payables to Hebei Jinglong Industry and Commerce Group Co., Ltd. (“Hebei Jinglong”)	13,462	8,040
Payables to Jing Wei Electronics Co., Ltd.(“Jing Wei”)	97,648	84,020
Payables to Xingtai Jinglong Electronics and Materials Co., Ltd.(“Xingtai Jinglong”)	60,807	63,633
Payables to Heibei Ningjin Songgong Electronics Co., Ltd. (“Songgong Electronics”)	37,456	17,302
Payables to Yangguang Guifeng Electronics Co., Ltd.(“Yangguang Guifeng”)	55,965	88,757
Payables to Ningjin Saimei Ganglong Electronics Co., Ltd. (“Saimei Ganglong”)	—	34,821
Payables to Hebei Jinglong Fine Chemical Co., Ltd. (“Fine Chemical”)	—	24,827
Others	61,552	17,917
Total amounts due to related parties	326,890	339,317

b)    Amounts due from related parties consisted of the following:

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB
Short-term:

Advance to related party suppliers, net
Advances to Hebei Jinglong	113,000	60,000

Accounts receivable from related party customers, net
Receivables from JA Solar PV Electric (Lincheng) Co,. Ltd. (“Lin Cheng”)	—	109,407
Receivables from Hebei Jinglong	65,567	106,194
Receivables from Jing Wei	72,510	28,194
Receivables from Xingtai Jinglong	58,750	19,694
Receivables from Songgong Electronics	38,598	67,243
Receivables from Yangguang Guifeng	44,266	40,726
Receivables from others-short term	16,006	10,818

Amount due from related parties:
Loan to Yangzhou JA Property Co., Ltd. (“Yangzhou Property”)	40,000	40,000
Amount due from others-short term	3,436	7,890

Long-term:
Advances to Hebei Jinglong-long term	603	10,145

Total amounts due from related parties	452,736	500,311

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

For the years ended 31 December 2012, 2013 and 2014, the Group purchased RMB 191,339, RMB 205,047 and RMB 0 respectively, of silicon wafers from Jinglong Group under the Jinglong Supply Contracts.

Unused prepayments were RMB 113,603 and RMB 70,145 at December 31, 2013 and 2014, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

Outsourcing service

The Group outsourced wafer processing services to Hebei Jinglong, who helped the Group turn polysilicon into wafers. The outsourcing service fee was RMB17,899, RMB 1,024 and RMB 320 for Hebei Jinglong for the years ended December 31, 2012, 2013 and 2014 respectively.

Management fees and leasing

The Group leases properties from Hebei Jinglong and another related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB 12,000, RMB 42,089 and RMB 47,352 for the years ended December 31, 2012, 2013 and 2014, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.       Related party transactions(continued)

d)             Transactions with other related parties

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
	RMB	RMB	RMB
Sales of products
Subsidiaries of Hebei Jinglong	172,623	394,974	73,215
Ningjin Songgong	67,393	1,531	—
Others	3,204	—	115,382
Total	243,220	396,505	188,597

Purchase of products
Subsidiaries of Hebei Jinglong	464,511	609,635	1,079,882
Ningjin Songgong	350,685	35,504	—
Others	12,515	—	—
Total	827,711	645,139	1,079,882

Processing service
Subsidiaries of Hebei Jinglong	19,086	7,124	14,735
Others	7,618	—	—
Total	26,704	7,124	14,735

Purchase of equipment and building
Subsidiaries of Hebei Jinglong	2,481	1,967	2,543
Yangzhou Property	—	—	77,398
Total	2,481	1,967	79,941

Sales of equipment
Subsidiaries of Hebei Jinglong	—	5,000	—
Total	—	5,000	—

Provide entrusted loan
Yangzhou Property	—	40,000	40,000
Total	—	40,000	40,000

Provide Guarantee
Yangzhou Property	—	20,000	—
Total	—	20,000	—

Receive Guarantee
Hebei Jinglong	—	228,000	672,047
Yangzhou Property	—	50,000	80,000
Total	—	278,000	752,047

As of December 31, 2014, the Group provided no guarantees to related parties while as of December 31, 2013, the Group provided guarantees to Yangzhou Property for a short-term borrowing with a principal of RMB 20,000. Meanwhile, the Group received guarantees from Yangzhou Property for a short-term borrowing with a principal of RMB 50,000 and RMB 80,000 in 2013 and 2014, respectively. No amounts have been accrued as a loss contingency related to this guarantee because payment by the Group is not probable. The fair value of the guarantee as of December 31, 2014 was not material. In addition, in June 2013, the Company provided an entrustment loan to Yangzhou Property with a principal of RMB 40,000, with an annual interest rate of 6.6% and will be due for repayment in one year.   In 2014, the repayment date for the entrustment loan is extended to June 8, 2015. In 2014, the Group purchased a block of building from Yangzhou Property for a consideration of RMB 77,398, which was based on the fair value of the building.

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

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Group’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Group for the full stated purchase price of polysilicon or silicon wafers the Group is obligated to purchase each year, whether or not the Group actually purchases the contractual volume. In the years ended December 31, 2013 and 2014, the Company failed to perform purchase obligations of RMB 259 million and 507 million, respectively, under a take-or-pay supply agreement with Supplier D, as it is currently renegotiating with Supplier D. While its take-or-pay arrangements pursuant to certain LTAs are characterized as unconditional purchase commitments which require disclosure under ASC 440-10-50-2 and 4, a separate assessment is performed to determine whether losses should be accrued on those inventory purchase commitments in accordance with ASC 330-10-35-17 to 18. (Refer to Note 2(g) and Note 7 Inventories).

In addition to the “take or pay” supply agreements, the Group has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on prevailing market price or relevant energy price index. Purchases made under “take or pay” agreements amounted to RMB 1,098,601, RMB 957,358 and RMB 1,581,048 for the years ended December 31, 2012, 2013 and 2014, respectively. The Group’s future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

	“Take or pay” supply agreements	Other Multi-year supply agreements *	Total
	(in RMB)	(in RMB)	(in RMB)
Twelve Months Ending December 31
2015	2,674,655	299,788	2,974,443
2016	1,634,874	382,227	2,017,101
2017	1,598,344	—	1,598,344
2018	1,561,813	—	1,561,813
2019	1,525,283	—	1,525,283
Thereafter	761,816	—	761,816
Total	9,756,785	682,015	10,438,800

* includes only purchase commitments with fixed or minimum price provisions.

In addition, the Group has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms. The Group has committed to purchase polysilicon and silicon wafers with the quantity of 0 metric tons and 720 million pieces respectively during 2015 to 2017, which are with variable price provisions and not included in the above table.

Outstanding supplier advances made to suppliers with whom the Group has entered into “take or pay” arrangements amounted to RMB 732,394 and RMB 561,363 as of December 31, 2013 and 2014, respectively.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.       Contingencies and Commitments(continued)

b)             Long-term supply contract with Supplier D

The Group entered into a long-term polysilicon supply contract with Supplier D in March 2011 and the agreement is structured as fixed price and quantity “take or pay” arrangement from 2013 to 2020. Under the long-term supply contract, the Group is required to make the advance payments and purchase a contracted minimum volume of polysilicon at predetermined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2013. Due to significant decrease of silicon price in the market and uncertainties brought by high anti-dumping and anti-subsidy tariff imposed after the supply contract was signed, the Group believes performance of the contract is commercially unreasonable and therefore, it did not make full advance payment and accept any delivery in 2013 and 2014. On March 31, 2015, Supplier D gave notice to the Group to terminate the long-term polysilicon supply contract with immediate effect. Supplier D stated that the reason for the termination was an alleged breach of the supply contract by the Group and demanded that the Group pay US$921 million, which comprised of the remaining advance prepayments, take-or-pay for the period from 2013 to 2020 and the financial penalty for the late payments till March 31, 2015. The Group is still in the process of renegotiating with  Supplier D on various terms. However, the Group’s efforts to renegotiate with such supplier may not be successful. The Group has assessed whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, and concluded that no loss provision under the supply contract with Suppler D is required as of December 31, 2013 and 2014. (Refer to Note 7 Inventory) As of December 31, 2014, full provision of RMB63.3 million (US$10.2 million) was however provided against the prepayment made to such supplier under the long-term supply contract in light of the circumstance. At this point, the Group assessed the loss is reasonably possible; however, the outcome cannot be reasonably estimated because the negotiations are ongoing within a wide range of possible outcomes.  In the event the Group is unable to reach an agreement with the negotiations, it may be subject to lawsuit or other forms of dispute resolutions and be exposed to potential judgment of damages, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

c)              Operating lease commitments

As of December 31, 2014, the Group has several operating lease agreements to lease certain assets, including offices, dormitory and land. These non-cancelable operating leases expire from July 2010 to May 2017, with rental fees that approximates market rents.

Future minimum obligations for operating leases are as follows:

(in RMB)
2015	65,387
2016	41,751
2017	1,790
2018	—
Thereafter	—
Total	108,928

Rent expense under all operating leases was RMB 23,357, RMB 53,422 and RMB 61,950, for the years ended December 31, 2012, 2013 and 2014, respectively.

d)             Capital expenditure

As of December 31, 2014, the Group had contracted for capital expenditure on machinery and equipment of RMB 427,420.

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

As of December 31, 2014, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contract instruments	5,541	—	5,541	—

Liabilities:
Derivatives liabilities - warrants	(105,785)			(105,785)

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 warrant derivatives for the year ended December 31, 2013 was as follows:

Balance at December 31, 2012	—
Fair value balance as of Aug. 13, 2013	(172,916)
Unrealized gain included in change in fair value of warrant derivatives	(51,074)
Exercise of warrants reclassified to additional paid –in capital	35,701
Exchange gain	2,924
Balance at December 31, 2013	(185,365)

A summary of changes in Level 3 warrant derivatives for the year ended December 31, 2014 was as follows:

Balance at December 31, 2013	(185,365)
Unrealized gain included in change in fair value of warrant derivatives	74,014
Exercise of warrants reclassified to additional paid –in capital	6,343
Exchange gain	(777)
Balance at December 31, 2014	(105,785)

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

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2013	December 31, 2014
Embedded derivatives underlying convertible notes	32	—	—
Derivatives liabilities - warrants	—	(51,074)	74,014
Foreign exchange forward contracts not designated as hedging instruments	9,302	(793)	10,470
	9,334	(51,867)	84,484

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.  Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
China	3,086,589	3,001,498	3,741,732
Outside China:
Germany	1,265,827	660,589	202,315
Japan	436,443	1,596,703	3,852,572
Rest of the world	1,930,206	1,923,999	3,498,904
Total outside China	3,632,476	4,181,291	7,553,791
Total net revenue	6,719,065	7,182,789	11,295,523

The Group’s long-lived fixed assets are all located in China.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

29.  Certain risks and uncertainties

a)      Major customers

There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2012. For the year ended December 31, 2013 and 2014, there is one customer located in Japan accounting for 18.6% and 28.8% of total revenue.

Accounts receivable from the 3 customers with the largest receivable balances represents 17% and 17% of the balance of accounts receivable at December 31, 2013 and 2014, respectively. The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

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

c)      Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 1,180,356 and RMB 1,121,695 as of December 31, 2013 and 2014, respectively.

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

31.  Subsequent events

The Group has performed an evaluation of subsequent events through the date the consolidated financial statements were issued.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

32.    Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 7,174,059 or 133.8% of the Company total consolidated net assets as of December 31, 2014. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, and if applicable, to the noncontrolling interest.

33.  Additional information — condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from January 1, 2012 to December 31, 2014.

The subsidiaries did not pay dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2014.

	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2013	December 31, 2014
	RMB	RMB	RMB

Revenues	—	—	—
Total operating expenses	(22,576)	(24,368)	(38,940)
Loss from operations	(22,576)	(24,368)	(38,940)
Interest expense	(192,618)	(47,330)	—
Change in fair value of derivatives	32	(51,074)	74,014
Share of (loss)/income from subsidiaries	(1,809,926)	(246,909)	380,263
Convertible bond buyback loss	(8,466)	—	—
Other income/(loss)	371,297	(59,599)	8,434
Income/(loss) before income taxes	(1,662,257)	(429,280)	423,771
Net (loss)/income	(1,662,257)	(429,280)	423,771
Less: fair value of warrants in excess of net proceeds of equity offering	—	44,396	—
Net (loss)/income attributable to JA Solar Holdings	(1,662,257)	(473,676)	423,771

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	December 31,	December 31,
	2013	2014
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	34,293	29,223
Other receivable from subsidiaries	244,772	—
Other current assets	3,631	2,257
Total current assets	282,696	31,480
Investments in subsidiaries	2,579,236	2,978,282
Amount due from subsidiaries	2,557,138	2,566,506
Total assets	5,419,070	5,576,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables to subsidiaries and employees	7,788	6,364
Accrued and other liabilities	3,611	11,454
Derivatives liabilities - warrants	31,106	105,785
Total current liabilities	42,505	123,603
Long-term amount due to subsidiaries	602,044	92,493
Derivatives liabilities - warrants	154,259	—
Total liabilities	798,808	216,096

Commitments and Contingencies

Shareholders’ equity :
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 227,499,837 and 252,301,917 shares issued and outstanding as of December 31, 2013 and December 31, 2014)	170	186
Additional paid-in capital	5,327,177	5,638,703
Accumulated deficit	(713,574)	(289,803)
Accumulated other comprehensive income	6,489	11,086
Total shareholders’ equity	4,620,262	5,360,172
Total liabilities and shareholders’ equity	5,419,070	5,576,268

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss)/Income	(1,662,257)	(429,280)	423,771
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	2,055	1,960	4,985
Share of (loss)/income from subsidiaries	1,809,926	246,909	(380,263)
Amortization of deferred issuance cost and increase in accretion of convertible notes	135,725	35,030	—
Change in the fair value of derivatives	(32)	51,074	(74,014)
Exchange loss/(income)	4,422	85,032	(11,636)
Loss from senior convertible notes buyback	8,466	—	—
Gain from sales of claim against loaned shares	(369,153)	—	—
Changes in operating assets and liabilities:
Decrease/(increase) in other current assets	(3,227)	1,651	1,374
Increase/(decrease) in other payables to subsidiaries and employees	—	1,216	(1,424)
(Decrease)/increase in accrued and other liabilities	(33,728)	(10,978)	7,843
Decrease in interest payable	(3,746)	(4,123)	—
Net cash used in operating activities	(111,549)	(21,509)	(29,364)

Cash flows from investing activities:
Loans granted to subsidiaries	(12,349)	—	—
Loans repayment by subsidiaries	125,710	133,458	244,772
Net cash provided by investing activities	113,361	133,458	244,772

Cash flows from financing activities:
Proceeds from long-term loan from subsidiaries	211,193	623,759	—
Repurchase of senior convertible notes	(617,937)	(740,027)	—
Proceeds from sales of claim against loaned shares	369,153	—	—
Proceeds from issuance of ordinary shares	—	128,529	—
Proceeds from issuance of ordinary shares upon exercise of warrants	—	143,107	286,747
Repurchase of ADS	(15,276)	—	—
Repayment of long-term loan from subsidiaries	(12,571)	(253,629)	(509,571)
Proceeds from exercise of stock options	—	3,389	2,171
Net cash provided by/(used in) financing activities	(65,438)	(94,872)	(220,653)
Effect of exchange rate changes on cash and cash equivalents	3,628	205	175
Net (decrease)/increase in cash and cash equivalents	(59,998)	17,282	(5,070)
Cash and cash equivalents at the beginning of the year	77,009	17,011	34,293
Cash and cash equivalents at the end of the year	17,011	34,293	29,223