Form 20-F
period 2015-12-31
JA Solar Holdings Co., Ltd.
filed 2016-04-28
CIK 1385598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  237,853,602 ordinary shares, par value US$0.0001 per share, as of December 31, 2015.

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

•                  “Hebei Jinglong” refers to Jinglong Industry and Commerce Group Co., Ltd., which is controlled by the shareholders of Jinglong BVI;

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

•                  “Ningjin Songgong” refers to Hebei Ningjin Songgong Semiconductor Co., Ltd., our indirectly 65%-owned subsidiary;

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

•                  our beliefs regarding the importance of environmentally friendly electricity generation;

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                          SELECTED FINANCIAL DATA

The selected consolidated statements of operations data presented below for the three years ended December 31, 2013, 2014 and 2015 and our balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Operations and Comprehensive Income/(Loss) Data:
Revenues
Solar modules	3,709	4,044	4,388	9,292	12,689	1,958
Solar cells and other products	6,370	2,493	2,414	1,848	762	118
Electricity generation	—	—	—	—	64	10
Solar products processing	654	182	381	156	10	2
Total revenues	10,733	6,719	7,183	11,296	13,525	2,088
Cost of revenues
Solar modules	(3,428)	(4,029)	(3,861)	(7,844)	(10,521)	(1,624)
Solar cells and other products	(6,351)	(2,561)	(2,270)	(1,602)	(675)	(104)
Electricity generation	—	—	—	—	(30)	(5)
Solar products processing	(493)	(183)	(290)	(93)	(7)	(1)
Total cost of revenues	(10,272)	(6,773)	(6,421)	(9,539)	(11,233)	(1,734)

Gross profit (loss)	461	(54)	762	1,757	2,292	354

Operating expenses
Selling, general and administrative expenses	(510)	(902)	(765)	(954)	(1,245)	(192)
Research and development expenses	(69)	(86)	(88)	(140)	(149)	(23)
Impairment loss on property, plant and equipment	(303)	(398)	—	—	—	—
Impairment loss on project assets	—	—	—	—	(33)	(5)

Total operating expenses	(882)	(1,386)	(853)	(1,094)	(1,427)	(220)

Income/(loss) from continuing operations	(421)	(1,440)	(91)	663	865	134

Change in fair value of derivatives	85	9	(52)	84	44	7
Convertible notes buy back (loss)/gain gain/(loss)	4	(8)	—	—	—	—
Interest expense	(374)	(489)	(285)	(230)	(249)	(39)
Interest income	26	36	17	28	26	4
Foreign exchange gain/(loss)	(69)	(25)	(44)	(62)	32	5
Loss for equity investment in a joint venture	(1)	(43)	(2)	3	6	1
Other income, net	236	399	16	34	48	7

(Loss)/income from continuing operations before income taxes	(514)	(1,561)	(441)	520	772	119
Income tax (expense)/benefit	(58)	(101)	15	(73)	(157)	(24)

(Loss)/income from continuing operations	(572)	(1,662)	(426)	447	615	95
Gain from discontinued operations, net of tax	8	—	—	—	—	—
Net (loss)/income	(564)	(1,662)	(426)	447	615	95
Less: earnings attributable to the noncontrolling interest	—	—	(3)	(23)	9	1
Net (loss)/income attributable to JA Solar Holdings	(564)	(1,662)	(429)	424	624	96
Less: fair value of warrants in excess of net proceeds of equity offering	—	—	(44)	—	—	—
Less: allocation of net income to a participating warrant holder	—	—	—	(77)	(108)	(17)
Net (loss)/income attributable to JA Solar’s ordinary shareholders	(564)	(1,662)	(473)	347	516	79
Net income/(loss) per share from continuing operations:
Basic	(3.42)	(8.53)	(2.35)	1.43	2.12	0.33
Diluted	(3.42)	(8.53)	(2.35)	1.38	2.12	0.33
Net (loss)/income per share from discontinued operations:
Basic	0.04	—	—	—	—	—
Diluted	0.04	—	—	—	—	—
Net (loss)/income per share
Basic	(3.38)	(8.53)	(2.35)	1.43	2.12	0.33
Diluted	(3.38)	(8.53)	(2.35)	1.38	2.12	0.33
Net (loss)/income per ADS
Basic	(16.90)	(42.67)	(11.76)	7.17	10.59	1.63
Diluted	(16.90)	(42.67)	(11.76)	6.88	10.58	1.63

Weighted average number of shares outstanding:
Basic	167,101,076	194,788,429	201,317,884	242,192,859	243,506,821	243,506,821
Diluted	167,101,076	194,788,429	201,317,884	242,863,084	243,744,921	243,744,921

	As of December 31,
	2011	2012	2013	2014	2015
	(in millions)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,889	3,031	2,120	2,155	2,883	445
Total current assets	7,709	7,150	6,352	8,601	10,025	1,548
Total assets	14,736	13,132	11,882	14,484	16,306	2,517

Total current liabilities	3,325	5,889	5,041	6,580	7,175	1,108
Total long-term liabilities	4,862	2,350	2,137	2,437	3,214	496
Total liabilities	8,187	8,239	7,178	9,017	10,389	1,604
Total Shareholders’ equity	6,549	4,893	4,704	5,467	5,917	913

	Year ended December 31,
	2011	2012	2013	2014	2015
Operating Data:
Products sold (in MW)	1,694.7	1,702.1	2,072.0	3,057.9	3,937.9	—
Average PV cells selling price per watt (in RMB)	5.7	2.8	2.4	2.3	1.9	0.29
Average PV modules selling price per watt (in RMB)	8.9	4.5	4.0	3.9	3.5	0.54

Exchange Rate Information

Our functional currency is Renminbi. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Except as otherwise stated in this annual report, all amounts in this annual report have been translated from RMB to U.S. dollars and from U.S. dollars to RMB at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the noon buying rate was RMB6.5004 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015
October	6.3180	6.3505	6.3180	6.3591
November	6.3883	6.3640	6.3180	6.3945
December	6.4778	6.4491	6.3883	6.4896
2016
January	6.5752	6.5726	6.5219	6.5932
February	6.5525	6.5501	6.5154	6.5795
March	6.4480	6.5027	6.4480	6.5500
April (through April 22, 2016)	6.5004	6.4726	6.4571	6.5004

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

Our business is sensitive to domestic and global economic conditions. The global macroeconomic environment is facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The Chinese economy has slowed down since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.9% in 2015. The Chinese economy was on a bumpy road over the past few years, demonstrated by the stock market volatility, RMB depreciation and the recent downgrade by Moody and S&P’s of its outlook on China’s government credit rating from stable to negative. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to high volatility.

There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns about the relationship among China and other Asian countries and the economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in international trade policies and trade barriers have adversely affected, and may continue to adversely affect, our ability to export our products to customers in certain countries, or import raw materials from certain countries.

We generate a significant portion of our revenues from sales to customers located outside of China and our customer mix varies geographically from period to period. Trade barriers, such as tariffs, taxes, duties, restrictions and expenses, have adversely affected, and may continue to adversely affect, our ability to export our products to customers in certain countries, especially the European Union and the United States. For the years ended December 31, 2013, 2014 and 2015, we generated 5.2%, 4.5% and 4.0%, respectively, of our revenue from sales to customers located in the United States, and during the same periods, we generated 15.3%, 12.5% and 10.1%, respectively, of our revenue from sales to customers located in the European Union.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiations of anti-dumping and anti-subsidy investigations regarding crystalline silicon PV modules and key components (i.e., cells and wafers) originating from China into the European Union. On June 4, 2013, the European Commission announced that it would, from June 6, 2013, impose a provisional anti-dumping duty, or AD, of 11.8% to all solar panels, cells and wafers imported from China into the European Union. This provisional AD at 11.8% lasted until August 6, 2013, at which point it could be increased to the proposed 47.6% unless a settlement was otherwise achieved between the PRC government and the European Commission. The European Commission made its decision after forming the opinion that Chinese solar companies in general were selling solar panels to European customers at prices that were far below their normal market value. The PRC Ministry of Commerce, or MOFCOM, refuted the finding by the European Commission. On August 2, 2013, the European Commission accepted a price undertaking offered by Chinese companies exporting solar panels, represented by China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Under such undertaking, crystalline silicon PV modules and key components (i.e., cells) originated in or consigned from China are sold to the European Union above fixed floor prices and subject to quota limitation. Companies that accept such fixed floor prices, including us, will not be subject to any anti-dumping and anti-subsidy tariffs. The fixed floor prices we accepted are higher than our selling prices prior to the acceptance of such undertaking and are subject to re-evaluation from time to time. The European Commission has re-evaluated and adjusted the fixed floor prices for several times based on the adjustment mechanism in the undertaking and the fixed floor prices after re-evaluation are still higher than our selling prices prior to the acceptance of such undertaking. Such fixed floor prices have had an adverse effect on our ability to secure orders from customers in the European Union due to the increase of our selling price under the undertaking. We expect the fixed floor prices after future re-evaluation continue to be higher than our selling prices prior to the acceptance of such undertaking, which will continue to have an adverse effect on our ability to secure orders from customers in the European Union. In addition, our sales to customers in the European Union are subject to quota limitations, which may affect our ability to sell additional products in the European markets. In addition, the anti-dumping and anti-subsidy tariffs would be automatically imposed on us if we are found by the European Union not in compliance with the undertaking. Several Chinese PV producers have been removed from the undertaking either due to their failure to comply with the terms thereof, or due to their voluntary withdrawal. For those companies that voluntarily withdrew from the undertaking, they have established overseas manufacturing facilities and will not be subject to the AD and countervailing duties, or CVD in force, thus placing us in a competitive disadvantage. The fixed price undertaking was expired on December 7, 2015, whereas the European Commission opened expiry reviews into the measures in force on imports of solar panels from China on December 5, 2015. The duties, the undertaking and the fixed floor prices will remain in force until the reviews are finished which normally takes 12 to 15 months.

Although we have accepted the fixed floor prices for our solar products sold to the European Union countries, if the anti-dumping and anti-subsidy tariffs in the European Union were reinstated, the competitiveness of our products to customers located in the European Union would be materially and adversely affected.

On May 29, 2015, the European Commission opened two investigations into claims that the duties in force for crystalline silicon PV modules or panels from China are being circumvented via Taiwan and Malaysia. Circumvention has been found and the European Commission extended the duties in force against China on February 11, 2016 to solar panels and solar cells consigned from Taiwan and Malaysia. On February 11, 2016, the European Commission reached definitive conclusion of this investigation. According to the definitive conclusion, AD of 53.4% and CVD of 11.5% are applicable to the imports of crystalline silicon PV modules or panels and cells of the type used in crystalline silicon PV modules or panels from China, and also extended to imports of crystalline silicon PV modules or panels and cells of the type used in crystalline silicon PV modules or panels consigned from Malaysia and Taiwan whether declared as originating in Malaysia and in Taiwan or not.

Furthermore, in December 2012, the U.S. Department of Commerce, or DOC, issued its final determination to impose AD and CVD, on crystalline silicon PV cells, whether or not assembled into modules, from the PRC, as well as modules assembled from those cells that are exported to the United States. The combined AD/CVD rate applicable to us was 29.18% when the final order was issued in December 2012. The DOC conducts annual administrative review of the AD/CVD rate that is applicable during the previous year, and based on the updated rate, the U.S. customs adjusts the tariffs paid by the affected companies by refunding the overpayment and requesting payment of the deficiency. In February 2014, DOC conducted its first annual administrative review of the anti-dumping tariff applicable from May 25, 2012 to November 30, 2013 and the anti-subsidy tariff applicable from March 26, 2012 to December 31, 2012. The AD/CVD rate applicable to us remained 29.18% after the first annual review. On August 4, 2015, the U.S. Trade Representative instructed the DOC to implement its determinations under section 129 of the Uruguay Round Agreements Act, which lowered the AD/CVD rate from 29.18% to 28.42%. In February 2015, DOC conducted its second annual administrative review of the anti-dumping tariff applicable from December 1, 2013 to November 30, 2014 and the anti-subsidy tariff applicable from January 1, 2013 to December 31, 2013. We were the mandatory respondent in the second administrative review. The final determination is expected to be released in June 2016. If the final determination resulted in a rate higher than 29.18%, we will be obligated to pay for the difference between the final rate and 29.18% for products exported during the review period. In February 2016, DOC conducted its third annual administrative review of the anti-dumping tariff applicable from December 1, 2014 to November 30, 2015 and the anti-subsidy tariff applicable from January 1, 2014 to December 31, 2014. We are participating in the third annual review process.

In January 2014, DOC initiated a parallel anti-dumping investigation on imports of certain crystalline silicon PV products from China and Taiwan and a parallel anti-subsidy investigation on imports of certain crystalline silicon PV products from China. On December 23, 2014, DOC announced its final affirmative determinations that (i) imports of certain crystalline silicon PV products from China have been sold in the United States at dumping margins ranging from 26.71% to 165.04%; (ii) imports of certain crystalline silicon PV products from Taiwan have been sold in the United States at dumping margins ranging from 11.45% to 27.55%; and (iii) imports of certain crystalline silicon PV products from China have received subsidies ranging from 27.64% to 49.79%. The combined AD/CVD rate applicable to us is 68.49%, which came into effect on February 18, 2015 and exists in parallel with the already existing AD/CVD rate of 29.18% as mentioned above. Subject merchandise in China includes modules, laminates and/or panels assembled in China using crystalline silicon PV cells produced in a customs territory other than China; and subject merchandise in Taiwan includes modules, laminates, and/or panels produced in a third country from cells produced in Taiwan. The AD/CVD rate is also subject to annual administrative review. In February 2016, DOC conducted its first annual administrative review of the anti-dumping tariff applicable from July 31, 2014 to January 31, 2016 and the anti-subsidy tariff applicable from June 10, 2014 to December 31, 2015. If the final determination resulted in a rate higher than 68.49%, we will be obligated to pay for the difference between the final rate and 68.49% for products exported during the review period.

The parallel AD/CVD rate applicable to us has had and will continue to have an adverse effect on our sales to the U.S., and our ability to continue sourcing cells from suppliers overseas (including Taiwan) for our modules to be sold to the United States is also limited. The annual administrative review process has created great uncertainty on the amount of tariffs paid by us, thus continuing to have an impact on our sales to the U.S.

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

Australia has also initiated anti-dumping investigations against crystalline silicon solar panels imported from China. On October 6, 2015, the Australian Anti-dumping Commission decided to terminate this investigation and didn’t impose any anti-dumping tariffs on imported solar panels. The final determination was revoked by Australia Anti-Dumping Review Panel on January 8, 2016 and the investigation was resumed recently. If the applicable AD rate is imposed, our sales to Australia and results of operations will be adversely affected.

On December 5, 2014, Canada initiated anti-dumping and countervailing investigations on imports of crystalline silicon PV modules from China. Based on the final determination issued by Canada Border Services Agency on June 3, 2015. JA Hefei Technology was determined to be subject to an AD rate of 48.4% and a CVD rate of RMB0.011 per watt.

Furthermore, we import some of our raw materials, including polysilicon, from suppliers located outside of China, such as the European Union, the United States and Korea. MOFCOM initiated investigations on solar grade polysilicon imported from the United States and the European Union in July 2012 and November 2012, respectively. In July 2013, MOFCOM announced in a preliminary ruling that it found exporters in the United States and South Korea dumped their products on the PRC market and caused material harm to China’s domestic solar industry and decided that it planned to impose provisional AD on solar-grade polysilicon imported from the United States and South Korea. In January 2014, MOFCOM upheld its previous ruling that investigated products from South Korea and the United States are subject to import tariffs at different rates with the highest rate being 48.7% and 57%, respectively. South Korean polysilicon producer OCI Company Ltd., or OCI, is one of our main suppliers and its products are subject to a tariff of 2.4%. On March 18, 2014, MOFCOM and Wacker Chemie AG, or Wacker, one of our main suppliers, reached a mutual agreement concerning its polysilicon exports to China. Pursuant to this agreement, Wacker undertakes not to sell polysilicon produced at its European plants in China below a specific minimum price, in return, MOFCOM will refrain from applying AD and CVD on Wacker. Various import tariffs and limitations imposed on foreign polysilicon suppliers may lead to the increased prices of products from domestic suppliers and the price of polysilicon from domestic suppliers may increase in the future. We may not be able to pass on such cost increase to our customers and our earnings may be negatively affected. For 2013, 2014 and 2015, we sourced 78.7%, 88.1% and 98.0%, respectively, of our polysilicon purchases from suppliers located in the United States, the European Union and South Korea.

Japan is our largest overseas market and our results of operations may be adversely affected by various factors affecting Japan.

Japan is our largest overseas market and our revenues derived from our Japan-based customers accounted for 22.2%, 34.1% and 18.0% of our total revenues in 2013, 2014 and 2015, respectively. Various factors affecting Japan have impacted and may continue to have a negative impact on our results of operations.

The increase of demands from Japanese customers was largely due to the attractive feed-in tariff rate in Japan. However, Japan started to cut its feed-in tariff in 2013, the feed-in tariff for large-scale installation was reduced by 10% from 2012 to 2013, 11% from 2013 to 2014, which is further reduced by 9.3% and 15.6% in two phases in 2015. The decrease in feed-in tariff has had a negative impact on customer demands in Japan. Further reduction of feed-in tariff in Japan could continue to materially and adversely affect our business and results of operations.

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

We are affected by solar power market and industry trends. Industry-wide oversupply of solar power products has caused a substantial decline in prices of solar power products and industry-wide oversupply may continue to exist over the next few years. Competitiveness among conventional energy companies and renewable energy companies has adversely affected and may continue to affect the price of solar power products. We expect that cost reduction in the solar power industry will continue and prices of our products may be materially and adversely affected.

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

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. Countries that provided significant incentives for solar power include Germany, Spain, Italy, Greece, the United States, Canada, Japan and China, among others. In many of the countries that constitute our major markets, solar power systems, particularly those for on-grid applications, would not be commercially viable without government incentives because the cost of generating electricity from solar power currently exceeds the cost of generating electricity from conventional or other non-solar renewable energy sources.

The scope of government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid growth of the German, Spanish and Italian solar power markets in 2010 was largely due to the government policies of those countries that set feed-in tariff terms at attractive rates. However, the escalation of the European sovereign debt crisis in 2011 affected the fiscal ability of several governments to offer incentives for the solar power industry. Japan, our largest overseas solar power products market in 2015, has been reducing its feed-in tariff for large-scale installation over the past three years. Our sales to Germany, which was our second largest overseas market in 2013, has significantly decreased primarily due to decline in customer demands resulted from the reduction of feed-in tariffs. The result of the U.S. presidential election in 2016 may create uncertainty on the renewable energy industry as a whole. The recent block by the U.S. Supreme Court of Obama’s clean energy plan may also have a negative impact on the solar power industry. Any further significant reduction in the scope or discontinuation of government incentive programs, especially in markets significant to our business, could cause demand for our products and our revenues to decline, and have a material and adverse effect on our business, financial condition, results of operations and prospects.

The market for electricity generation products is also heavily influenced by government regulations and policies concerning the electric utility industry, as well as internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing, safety, utility interconnection, metering and related matters. End users’ purchases of alternative energy sources, including solar power products, could be deterred by unfavorable changes in regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, public utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our solar power products and make products that use our solar power products less desirable, thereby having an adverse effect on our business, financial condition, results of operations and prospects.

Our growth depends on the financial capabilities of our customers, third-party financing arrangements for end-users of our products, and is affected by general economic conditions.

We have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. Some of our customers are new customers with whom we have not historically had extensive business dealings. Starting from May 2011, we began to insure part of our overseas sales through China Export & Credit Insurance Corporation, or Sinosure. As of December 31, 2015, 24.7% of our total overseas accounts receivable was insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered or that Sinosure will be able to make payments on our claims. Our balance of provision for doubtful accounts was RMB281.0 million, RMB275.5 million and RMB259.8 million (US$40.1 million) in 2013, 2014 and 2015, respectively. During the year ended December 31, 2015, for sales of solar cells, we provided credit terms of up to 90 days to customers with good credit-worthiness as determined by our credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness. The failure of any of our new or existing customers to meet their payment obligations would deteriorate our working capital and materially and adversely affect our financial position, liquidity and results of operations.

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

Historically, revenues from customers in China represented a significant portion of our overall revenues. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China and our revenues from customers outside China have remained above 50% of our total revenues. The stability and viability of any existing, new or potential overseas markets are subject to many uncertainties and may expose us to a number of risks, including:

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

Crude oil price has dropped significantly since June 2014, which may reduce demand for investment in alternative energy. Historically, high oil price is one of the key drivers for renewable energy, with the decline of oil prices, the deployment of renewable energy may be affected and projects in the renewable energy may be delayed or even derailed. There are different voices on whether renewable energy will be affected and the extent of such impact, although companies in the renewable energy sector, including us, have not been materially and adversely affected by the decline of oil price, we cannot assure you that the renewable energy will not be adversely affected, and if affected, the impact will be minimal. If the renewable energy sector is adversely affected in general, our business and results of operations will also be adversely affected to some extent.

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

As part of our business development plan, we have expanded our business to the overseas markets, including Japan, Philippines, United Kingdom and India. We also plans to continue expanding our business to the overseas market. Expanding our business internationally exposes us to a number of risks, including:

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

We have expanded into upstream and downstream markets, such as silicon wafer and solar module businesses since the fourth quarter of 2009 and the project development business since 2013. Our ability to successfully implement our upstream and downstream business integration is subject to various risks and uncertainties, including:

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

•                  potential conflict with our customers as a result of our direct competition with them in the solar module businesses; and

•                  new risks associated with project development business yet to be fully understood by the industry and market.

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

Due to various reasons, such as mismatch between output and demand of power and the grid’s dispatch among different sources of energy within its network, the electricity generated by our solar power plants may be prevented from feeding into the grid even if our solar power plants are connected to the transmission grid. Grid curtailment exists in both China and foreign countries, such as Japan. Grid curtailment also varies among different regions in China, but mainly occurring in China’s northwest regions, such as Gansu and Qinghai provinces. As a result, our project sales price could be materially and adversely effected, the electricity that has already been generated will be wasted and we will not generate revenue from electricity generation, we may also be forced to reduce our output, all of which will significantly affect our results of operations.

Solar power plants can only receive government subsidies after they are listed in the Subsidy Catalog.

With respect to our solar power projects, our rights to receive central governmental subsidies can only be realized when the solar power projects are listed in the Renewable Energy Electricity Subsidy Catalog, or the Subsidy Catalog, issued by the Ministry of Finance, or MOF, the National Development and Reform Commission, or NDRC, and the National Energy Administration, or NEA, from time to time. In order to be included in the Subsidy List, applications should be made with the local counterparts of MOF, NDRC and NEA, which will conduct a preliminary review of the solar power projects and then report to the MOF, NDRC and NEA through their respective internal reporting channel. The MOF, NDRC and NEA will then conduct their review and determine whether to list the projects in the Subsidy Catalog.

On January 25, 2016, the MOF, NDRC and NEA jointly announced a guidance about the implementation of the application process for the 6th Subsidy Catalog. For solar power plants that were completed prior to February 28, 2015 and are not included in the previous Subsidy Catalogs, companies can make applications for them to be included in the 6th Subsidy Catalog. We have made our application by the due date. As of December 31, 2015, we had RMB47.7 million (US$7.4 million) in accounts receivable, representing unpaid subsidies to be paid after listing in the Subsidy Catalog. If we cannot receive subsidies for our projects as expected, our financial condition may be materially adversely affected.

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

For example, in 2011, one of our long-term suppliers failed to deliver silicon wafers pursuant to the applicable contracts, and we recorded a provision of prepayment and other payment due totaling RMB42.2 million. We reached a settlement with such supplier in August 2013, under which such supplier agreed to pay us RMB21 million and we finally recovered RMB6,351,200 in September 2014 pursuant to a court allocation plan. In March 2011, M.SETEK, historically one of our major suppliers, failed to make majority of its scheduled delivery after a magnitude-9 earthquake struck Japan and triggered a tsunami affecting vast areas in Japan. As a result, we entered into a framework agreement with M.SETEK in March 2012 for the repayment of prepayment amounts made by us to M.SETEK, under which (i) M.SETEK will use the dividends distributed by Ningjin Songgong, which was 65% owned by M.SETEK prior to the transfer to us, to repay part of prepayments, (ii) M.SETEK will transfer its 65% equity interests in Ningjin Songgong to us to offset part of the remaining unpaid prepayments, and (iii) M.SETEK will continue to deliver polysilicon to fully utilize the remaining unpaid prepayments, if any. The share transfer agreement was signed on July 23, 2012 and the share transfer was completed in January 2013.

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

Our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with some of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

In order to secure adequate and timely supply of polysilicon and silicon wafers, we entered into a number of long-term supply agreements for polysilicon, ingots and wafers with a limited number of suppliers. Some agreements provide for fixed pricing or pricing adjustable within a relatively small range of plus or minus 5% to 10%, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. Since the second half of 2008, the prices of polysilicon and silicon wafers have fluctuated significantly due to overall volatile market condition. In this regard, we have renegotiated the unit price and volume terms of many of our long-term supply agreements and have entered into amendments for many of them, but cannot always adjust terms to fully take advantage of market changes. In view of the significant volatility of the polysilicon prices during the past few years, we plan to continue to renegotiate the unit price and volume terms of our long-term supply agreements, but if prices of polysilicon or silicon wafers we pay to our suppliers continue to be higher than the market prices after such re-negotiations, we may be placed at a competitive disadvantage versus our competitors, and our cost of revenues as well as profitability would be materially and adversely affected. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flow. To the extent we are not able to pass these increased costs to our customers, our business and results of operations may be materially and adversely affected.

Disposal of outdated production lines can result in an increased impairment on property, plant and equipment, which may have a negative impact on our results of operations.

In the fourth quarter of 2012, we retired some outdated production lines of solar cells and solar modules in each of our facilities in Ningjin, Hebei and Fengxian, Shanghai. We recorded impairment loss on property, plant and equipment of RMB147.1 million related to the retirement of such production lines in 2012, accounting for 2.2% of our total revenues in 2012. With our business development, we may introduce new manufacturing equipment with higher production efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. If we continue to retire outdated production lines or replace outdated manufacturing equipment with new manufacturing equipment in the future, we may incur increased impairment loss on property, plant and equipment, which may have a negative impact on our results of operations.

We may require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

We expect that we will need a significant amount of cash to fund our future capital expenditures. Besides capital expenditures, we have significant working capital commitments because suppliers of silicon wafers and polysilicon usually require us to make prepayments in advance of shipments. Future acquisitions, market changes or other developments may also cause us to require additional funds. Historically, we have relied on equity and debt offerings, borrowings and operating cash flow to finance our capital expenditure and working capital requirements. If we cannot generate sufficient operating cash flow to fund our capital expenditure and working capital needs, we may seek to sell additional equity or debt securities or borrow from lending institutions, which may not be available when needed. Our existing borrowings may decrease if our existing loans are cancelled or not renewed. Since the end of 2014, approximately RMB710.7 million (US$109.7 million) of our borrowings matured and were not extended or renewed. See “Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.”

In addition, we require our customers to make prepayments to us to help us reduce the amount of funds that we need to finance our working capital requirements. The balance of prepayments we received from our customers increased from RMB202.7 million as of December 31, 2013 to RMB244.0 million as of December 31, 2014 and to RMB691.9 million (US$106.8 million) as of December 31, 2015 as the market slowly recovered.

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

As of December 31, 2015, our short-term borrowings and current portion of long-term borrowings were RMB2.2 billion (US$338.9 million) and RMB238.4 million (US$36.8 million), respectively, and our long-term borrowings (excluding current portions) were RMB2.5 billion (US$379.9 million).

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

Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. One of the alternative technologies in the production of solar cells is thin film technology. The use of thin film technology in the production of solar cells would significantly reduce the consumption of silicon materials and manufacturing costs while some thin film technology may not use silicon materials at all. New developments in commercialization of thin film technology may render our existing technologies obsolete and our products uncompetitive, which would result in loss in our profitability and market share and could materially and adversely affect our business, financial condition and results of operations.

A small number of our customers account for a significant portion of our revenues.

A significant portion of our revenues is derived from a small number of customers. Our three largest customers for the three years ended December 31, 2013, 2014 and 2015 accounted for 28.6%, 39.1% and 23.3%, respectively, of our total revenues. For the years ended December 31, 2013, 2014 and 2015, there is one customer located in Japan accounting for 18.6%, 28.8% and 12.5% of our total revenues, respectively.

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

With respect to our solar module business, in 2011, we extended our product warranty period from five years to ten years, warranting that the modules will be free from defects in materials and workmanship from the time of delivery. Starting from the third quarter of 2012, we began to provide a 25-year linear performance warranty against declines of electricity generation capacity from the time of delivery. Starting from August 2015, we began to provide a 30-year performance warranty for our newly launched double-glass module, which guarantees no greater than 2.5% power degradation in the first year, followed by a linear annual degradation rate of less than 0.5%. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our net revenues from sales of solar modules as general warranty costs and also separately accrue specific warranty costs to cover potential liabilities that could arise from customer claims base on an individual assessment. However, such warranty cost accruals may not be adequate. Starting from 2012, we also began to work with PowerGuard Specialty Insurance Services to provide a range of long-term insurance and warranty-related coverage for our products. Because we only started to manufacture and sell solar modules in the fourth quarter of 2009 and double-glass module in August 2015, which have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions and insurance coverage may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future.

Our failure to maintain sufficient collateral under certain mortgage contracts for our loans may materially and adversely affect our financial condition and results of operations.

From time to time, we may enter into bank loans secured by our real property or other assets. For example, our long-term borrowings of RMB92.0 million (US$14.2 million) with Agricultural Bank of China were secured by certain of our buildings and land use right in Shanghai Jinglong Solar Technology Co., Ltd., or Shanghai Jinglong. Our entrustment loan with Hefei High-Tech Industrial Development Zone Management Co., Ltd. in the total amount of RMB1,440 million (US$222.3 million) was secured by buildings, machinery and equipment, construction in progress and land use rights owned by JA Hefei Technology and all our equity interests in JA Hefei Technology. Our long-term borrowings of RMB588.0 million (US$90.8 million) with Industrial and Commercial Bank of China were secured by project assets and toll rights of Dunhuang JA Solar Power Development Co., Ltd, or JA Dunhuang. Our short-term loan of RMB52.5 million (US$8.1 million) with China Construction Bank was secured by buildings and land use right in JA Lianyungang. Our short-term borrowings of RMB140.0 million (US$21.6 million) with the Industrial Bank were secured by certain of our buildings in Shanghai JA Solar PV Technology Co., Ltd. Our short-term loan of RMB35.0 million (US$5.4 million) with Bank of Jiangsu was secured by certain of our buildings in JA Wafer R&D. We cannot assure you that we will not be requested by the mortgagees to provide additional collateral to bring the value of the collateral to the level required by the mortgagees. If we fail to provide additional collateral, the mortgagees will be entitled to require the immediate repayment by us of the outstanding loans, otherwise, the mortgagees may auction or sell our mortgaged assets and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying borrowings. Furthermore, we may be subject to liquidated damages pursuant to relevant mortgage contracts. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

If we fail to adequately protect our intellectual property rights, our business and results of operations could be materially and adversely affected.

Given the importance of intellectual property to our business, we rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of this annual report, we had a total of 245 issued patents and 99 pending patent applications in China. However, we cannot assure you that the steps which we have taken will be sufficient to protect our intellectual property rights or that third parties would not infringe upon or misappropriate any such rights. Moreover, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our self-owned products, the future financial condition and the ability to develop our business could be materially adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to lose significant rights and pay significant damage awards.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. We have received claims regarding intellectual property infringement from Sharp Corporation Research and Development Center of Intellectual Property Division, or Sharp, in 2016. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Although we are not currently aware of any other parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to more claims in the future. Also, because patent applications in many jurisdictions are kept confidential for 18 months before they are published, we may be unaware of other persons’ pending patent applications that relate to our products or processes. Our suppliers may also become subject to infringement claims, which in turn could negatively impact our business as they may no longer be able to fulfill their delivery obligations under their contracts with us or refund our outstanding prepayments in a timely manner or at all. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers deferring or limiting their purchase or use of our products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2016, we have granted options to purchase 23,299,000 ordinary shares and awarded 4,912,000 restricted share units to a number of our directors, employees and consultants, pursuant to our 2006 stock incentive plan, or 2006 Plan, and the 2014 stock incentive plan, or 2014 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.”

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

Jinglong BVI, which is controlled by the shareholders of Hebei Jinglong, is our largest shareholder. In addition, Mr. Baofang Jin, the executive chairman of our board of directors and our chief executive officer, is a shareholder of Jinglong BVI and is also the chairman of Hebei Jinglong. We currently lease properties from Hebei Jinglong and also received guarantees from Hebei Jinglong for certain short-term bank borrowing. Our transactions with Hebei Jinglong are governed by a number of contracts, the terms of which were negotiated at what we believe are on an arm’s length basis. In November 2011, we also completed the acquisition of Silver Age Holdings Limited, or Silver Age, a British Virgin Islands company controlled by Jinglong BVI. However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Hebei Jinglong. As a result, we may have limited ability to negotiate with Hebei Jinglong over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our board of directors. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Hebei Jinglong. Furthermore, we cannot assure you that our transactions with Hebei Jinglong will always be concluded on terms favorable to us or maintained at the current level or at all in the future. As a result, when these situations arise, our financial condition, results of operations and implementation of strategy may be materially and adversely affected.

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

We were previously involved in two putative securities class actions and were able to reach an agreement to settle the lawsuits. During the process, we incurred significant legal expenses and allocated management time and attention to the litigations. We were named as a defendant in a lawsuit brought by Hemlock Semiconductor Pte. Ltd., or Hemlock, described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” and we intend to defend vigorously against the lawsuit. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuit. Any adverse outcome of the lawsuit could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. We may face other legal actions that may take place from time to time in the future and we may continue to incur significant legal expenses and allocate management time and attention to the legal actions, all of which could harm our business.

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

If additional remedial measures are imposed on the PRC-based Big Four accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

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

On January 22, 2014, the administrative law judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC.

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

More than half of our revenues are derived from sales to customers outside China and denominated in foreign currencies. Therefore, we have entered into, and may continue to enter into, foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for our overseas sales. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could result in foreign exchange losses and adversely affect our financial condition and results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

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

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2013, 2014 and 2015 were 2.6%, 2.0% and 1.4%, respectively. The year-over-year percent changes in the consumer price index for December  2013, 2014 and 2015 were increases of  2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China. Because we conduct manufacturing and purchase raw materials primarily from suppliers in China, price inflation increases the costs of labor and raw materials for manufacturing and risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Although we have started the process and will continue to gradually automate our production lines in order to reduce the impact of increases in labor cost in the long run, inflation in China may still weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We may also finance our subsidiaries by means of capital contributions. These capital contributions must be approved by certain government authorities, including the NDRC, MOFCOM, or their local counterparts. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds we have received, or may receive, from our equity or debt offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and grow our business.

Our business benefits from certain PRC tax incentives. Expiration of, revocation of, or changes to, these incentives could have a material adverse effect on our operating results.

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

A number of  our PRC subsidiaries, such as JA Hebei, JA Yangzhou, JA Lianyungang and JA Fengxian, are entitled to enjoy a preferential tax rate of 15% due to their qualification as ANTE. The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years.

In November 2010, JA Hebei was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2010 to 2012. In March 2014, JA Hebei was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2013 to 2015. In August 2011, JA Yangzhou was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In August 2014, JA Yangzhou was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2014 to 2016. In November 2011, JA Lianyungang was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In October 2014, JA Lianyungang was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2014 to 2016. JA Fengxian was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In September 2014, JA Fengxian was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2014 to 2016. JA Wafer R&D was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2012 to 2014. In 2015, JA Wafer R&D ceased being recognized as an ANTE. JA Hebei, JA Yangzhou, JA Fengxian and JA Lianyungang are collectively referred to as ANTE Entities.

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

Since 2007, SAFE has implemented rules requiring PRC residents who participate in employee stock option plans of overseas publicly listed companies to register with SAFE or its local office and complete certain other procedures. Effective on February 15, 2012, SAFE promulgated the Circular on the Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or SAFE Notice 7. Under SAFE Notice 7, PRC residents who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. PRC residents include directors, supervisors, management and employees of PRC domestic companies specified in the Administrative Regulations of the People’s Republic of China on Foreign Exchange, regardless of nationality. SAFE Notice 7 further requires that an agent should also be designated to handle matters in connection with the exercise or sale of share options granted under the share incentive plan to participants. We and the PRC residents to whom we have granted stock options are subject to SAFE Notice 7. We have advised our employees and directors participating in the 2006 Plan and 2014 Plan to handle foreign exchange matters in accordance with SAFE Notice 7, they completed registration with Hebei branch of SAFE on August 28, 2012 with respect to the 2006 Plan and have submitted their application to Hebei branch of SAFE with respect to the 2014 Plan in January 20, 2015. However, we cannot assure you that our PRC residents can always successfully register with SAFE in full compliance with SAFE Notice 7. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

Risks Related to Our Ordinary Shares and ADSs

Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

On June 5, 2015, our board of directors received a preliminary non-binding proposal letter from Mr. Baofang Jin, our chairman and chief executive officer, and Jinglong BVI, of which Mr. Baofang Jin is the sole director (collectively, the “Buyer Group”), to acquire all of our outstanding shares not already owned by the Buyer Group in a going private transaction for US$9.69 in cash per ADS. On June 15, 2015, our board of directors formed a special committee of independent directors, or the Special Committee, to review and evaluate the proposal.

The going-private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. The development of the transaction, such as the entry into or the termination of any definitive agreement, may increase volatility of the trading price of our ADSs.

The market price for our ADSs has been volatile and may continue to be volatile.

The trading prices of our ADSs have been and may continue to be highly volatile and could fluctuate widely due to factors beyond our control. From the initial listing of our ADSs on the NASDAQ Global Select Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to December 7, 2012, the closing process of our ADSs ranged from US$0.6 to US$25.75. On October 11, 2012, NASDAQ notified us that, based upon the closing bid price of our ADSs for 30 consecutive business days, we failed to meet the US$1.00 per ADS minimum bid price requirement set forth in the listing rule. In order to regain compliance with NASDAQ listing rule, we changed the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing five ordinary shares, effective on December 10, 2012. The trading price of our ADSs from December 10, 2012 through April 26, 2016 has ranged from US$3.21 to US$13.14 per ADS. This is due to broad market and industry factors, such as the anti-dumping and countervailing duty investigation in the United States, the escalation of the European sovereign debt crisis in 2011, the economic slowdown in the Eurozone in 2014, significant government subsidy reduction, the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, the market price of our ADSs may continue to fluctuate in response to factors including the following:

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

Although it is likely that we were a PFIC in the past, based on market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2015 and we do not expect to be a PFIC for our current taxable year ending December 31, 2016 or in the foreseeable future. We can give no assurances in this regard, however, as PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.

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

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder should, to the extent an election is available, consider making a “deemed sale” election. See the discussion under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations” concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “deemed sale” election.

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

Historically, we have primarily been engaged in the manufacturing and sales of solar cells. Since the fourth quarter of 2009, we have expanded our business to silicon wafer manufacturing and manufacturing and sales of solar modules. We further expanded our business to engage in project development activities in 2013. We mainly operate our business through the following significant subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us

JA Development Co., Ltd.	British Virgin Islands	Wholly-owned subsidiary
JA Solar Malaysia Sdn. Bhd.	Malaysia	Wholly-owned subsidiary
JA Solar Hong Kong Limited	Hong Kong	Wholly-owned subsidiary
JA Solar Investment (Hong Kong) Limited	Hong Kong	Wholly-owned subsidiary
Dunhuang JA Solar Power Development Co., Ltd.	China	Wholly-owned subsidiary
JingAo Solar Co., Ltd.	China	Wholly-owned subsidiary
Shanghai JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary
Shanghai JA Solar PV Technology Co., Ltd.	China	Wholly-owned subsidiary
JA Solar Technology Yangzhou Co., Ltd.	China	Wholly-owned subsidiary
Yangzhou JA Solar PV Engineering Co., Ltd.	China	Wholly-owned subsidiary
Jing Hai Yang Semiconductor Material (Donghai) Co., Ltd.	China	Wholly-owned subsidiary
Hefei JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary
JA Solar (Xingtai) Co., Ltd.	China	Wholly-owned subsidiary
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	China	Wholly-owned subsidiary
Hebei Ningjin Songgong Semiconductor Co., Ltd.	China	65%-owned subsidiary

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

B.                          BUSINESS OVERVIEW

Overview

Our primary business is to design, develop, manufacture and sell solar power products that convert sunlight into electricity for a variety of uses. Historically, we primarily engaged in the manufacturing and sales of solar cells. Since 2009, we have expanded our business to the manufacturing and sales of solar modules as well as silicon wafer manufacturing. Our principal products consist of both monocrystalline and multicrystalline solar modules and solar cells in a variety of standards and specialties. We sell our products mainly under our “JA Solar” brand name, and also produce original equipment for manufacturers or customers, known as OEMs, under their brand names. We also started to engage in project development activities in the first quarter of 2013.

We began commercial production of solar cells in April 2006 and have since grown rapidly to become one of the world’s largest manufacturers of solar power products. As of December 31, 2015, we had a solar cell manufacturing capacity of 4,400 MW per annum. We manufacture solar cells from silicon wafers utilizing crystalline silicon technology, which converts sunlight into electricity through a process known as PV effect. Performance of solar cells is primarily measured by their conversion efficiency rate, the percentage that sunlight energy is converted into electricity. As of December 31, 2015, the average conversion efficiency rates of our mainstream monocrystalline and multicrystalline solar cells were 19.7% and 18.5%, respectively.

We expanded our business to the manufacturing and sales of solar module products in the fourth quarter of 2009. We now produce and sell a wide variety of module types that fulfill different requirements of our customers, from on-grid systems to off-grid systems, from commercial use to industrial use, and from residential to public utility use. We also manufacture customized module products according to our customers’ and end-users’ specifications. As of December 31, 2015, we had a solar module manufacturing capacity of 3,900 MW per annum.

We began manufacturing silicon wafers in the fourth quarter of 2009 to achieve more vertical integration. In 2011, we acquired all the equity interests in Silver Age in order to increase our silicon wafer manufacturing capability, secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Silver Age owns 100% equity interests of Solar Silicon Valley, a leading producer of monocrystalline silicon wafer based in Sanhe, Hebei Province, China. Our silicon wafer manufacturing capability helps us secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Currently, we manufacture silicon wafers primarily to meet our internal demand. As of December 31, 2015, we had a silicon wafer manufacturing capacity of 1,500 MW per annum.

We sell our solar power products to module manufacturers, system integrators, project developers and distributors. Through our marketing efforts, we have developed a diverse customer base in various markets worldwide, including China, Japan, Philippines, United Kingdom, India, the United States, Thailand, the Netherlands, Australia, Switzerland and Guatemala. In 2015, 57.0% of our total revenues were generated from sales to customers outside China. We have also developed cooperative relationships with a number of leading Chinese independent power producers and leading Chinese utility companies, such as China Power Investment Corporation, TBEA Xinjiang Sunoasis Co., Ltd. and China Electric Power Construction Group Co., Ltd. We also generated certain of our revenues from providing silicon wafer and solar cell processing services.

We have grown rapidly since we began manufacturing solar power products in 2006. In 2013, 2014 and 2015, we sold 2.07 GW, 3.06 GW and 3.94 GW of solar power products, respectively. Our total revenues increased from RMB7.2 billion in 2013 to RMB11.3 billion in 2014 and to RMB13.5 billion (US$2.1 billion) in 2015 as a result of improved worldwide solar market condition, increased shipment, and increased proportion of our module sales.

The average selling price per watt of our PV modules decreased from RMB4.0 in 2013 to RMB3.9 in 2014 and to RMB3.5 (US$0.5) in 2015. The average selling price per watt of our PV cells decreased from RMB2.4 in 2013 to RMB2.3 in 2014 and to RMB1.9 (US$0.3) in 2015. We expect the prices of solar power products will continue to decline in the long run due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity. In an effort to deepen our downstream reach in the solar market value chain, we began to engage in project development activities in 2013.

Our Products and Services

We are primarily engaged in the design, development, manufacturing and sales of solar power products based on crystalline silicon technologies. We also derive a portion of our revenues through the provision of solar product processing services and project development services.

Solar Modules

A solar module is an assembly of solar cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce multicrystalline and monocrystalline solar modules in 48-cell, 60-cell, and 72-cell formats. The power output of our mainstream multicrystalline and monocrystalline 60-cell modules ranges from 255W to 270W and from 265W to 280W, respectively. The power output of our multicrystalline and monocrystalline 72-cell modules ranges from 305W to 320W and from 325W to 335W, respectively. In 2015, solar modules and solar modules tolling constituted nearly 93.3% of our total shipments.

Solar Cells

Solar cells are semiconductor devices that directly convert sunlight into electricity and are the most elementary component of a solar power system. Solar cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery.

We currently produce and sell a variety of monocrystalline and multicrystalline solar cells. In addition to conventional solar cells, we introduced a monocrystalline solar cells named “SECIUM” in 2010 and “MAPLE” in 2011. In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE cell. The Cypress series cells feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation. In 2013, improving upon the Cypress series, we introduced a new generation of cell technology named Cypress2, featuring even better conversion efficiency and reliability performance. We also introduced monocrystalline PERCIUM series with an average conversion efficiency of over 20.6% and multicrystalline RIECIUM series with a conversion efficiency of over 18.8%.

Silicon Wafers

Silicon wafers are the most important raw materials for producing solar cells, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. Currently, we produce multicrystalline silicon wafers with dimensions of 156*156mm and an average thickness of 180 microns and monocrystalline silicon wafers with dimension of 156*156mm and an average thickness of 185 microns.

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

Solar Power Plant Project Development and Electricity Generation

Project development involves securing land use rights, obtaining and maintaining necessary regulatory approvals and permits, arranging project financing, project construction, and eventually selling the project assets in a lump sum or retaining them to generate revenues from electricity sales. We began to engage in solar project development both domestically and abroad in 2013 and we started to generate revenues from electricity sales in 2015.

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

The prices of polysilicon have seen significant fluctuation over the years due to various factors. Historically, through the first half of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry, caused rapid escalation of polysilicon prices and an industry-wide silicon shortage. However, during the second half of 2008 and the first half of 2009, polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction. As the demand for solar power products significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of polysilicon went up in the second half of 2010. However, polysilicon prices substantially fell again during 2011 and 2012 due to an industry-wide oversupply. In 2013 and 2014, polysilicon prices stabilized as market conditions improved. In the first three quarters of 2015, polysilicon price fell again due to strong competitiveness and then stabilized due to robust demand. We expect prices of polysilicon continue to fluctuate but remain relatively stable in the near future.

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

Manufacturing Capacity and Facilities

As of December 31, 2015, our manufacturing capacities for silicon wafers, solar cells and solar modules were 1,500 MW, 4,400 MW and 3,900 MW per annum, respectively.

Of our manufacturing facilities, one is located in Malaysia, and all others are located in China. They are all owned by us through our wholly-owned subsidiaries. Our solar cell manufacturing facilities are located in Ningjin, Hebei Province, Yangzhou, Jiangsu Province and Penang, Malaysia. Our solar module manufacturing facilities are located in Fengxian, Shanghai, Hefei, Anhui Province, Ningjin, Hebei Province and Xingtai, Hebei Province, and our silicon wafer manufacturing facilities are located in Lianyungang, Jiangsu Province and Sanhe, Hebei Province. The table below sets forth certain information regarding our current and planned manufacturing capacity in our various manufacturing facilities:

Product	Facilities location	Rated manufacturing capacity per annum in 2015 (in MW)	Rated manufacturing capacity per annum expected in 2016 (in MW)
Solar cell	Ningjin, Hebei	1,800	2,000
	Yangzhou, Jiangsu	2,200	2,700
	Penang, Malaysia	400	800
	Total Rated Capacity	4,400	5,500
Solar module	Fengxian, Shanghai	1,100	1,200
	Hefei, Anhui	2,300	2,300
	Ningjin, Hebei	500	500
	Xingtai, Hebei	0	1,500
	Total Rated Capacity	3,900	5,500
Silicon wafer	Lianyungang, Jiangsu	1,000	1,500
	Sanhe, Hebei	500	1,000
	Total Rated Capacity	1,500	2,500

As our business develops, we may introduce new manufacturing equipment with higher conversion efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. We expect to finance the above capital requirements through our cash flows from operations and borrowing from lending institutions.

Quality Assurance and Certifications

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of product quality and compliance with the our internal production benchmarks. We have also received CE and TÜV certifications for all of our solar modules sold in Europe and UL certifications for all solar modules sold in the United States. As part of our effort to be a technology leader in the solar power industry, in December 2011, we entered into a strategic cooperative agreement with TÜV SÜD. With TÜV SÜD’s support, we have established at our Fengxian facility a world-class testing center, which are qualified to conduct IEC61215/61730 testing. TÜV SÜD has also awarded TMP (Testing at Manufacturers’ Premises) certification to our in-house laboratories in Fengxian and Hefei. The TMP qualification has enabled us to complete our product certification more quickly and has improved our cost efficiencies. In February 2012, we jointed Intertek’s “Satellite Program” to strengthen cooperation in the fields of quality, safety and ecology, the designation by Intertek as a “Satellite Program” certified laboratory is a professional recognition of our quality management system, and enables us to become more independent in controlling our product testing and certification processes, thereby significantly improving the product operating cycle and helping us further strengthen our leadership in product quality. Our Hefei laboratory also received the Satellite Program certification in 2013. In August 2012, JA Fengxian also obtained the accreditation of ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories from China National Accreditation Service for Conformity Assessment.

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

Markets and Customers

We sell our solar cell and module products primarily to module manufacturers, system integrators, project developers and distributors. We have developed a diverse customer base in various markets worldwide, including China, Japan, Philippines, United Kingdom, India, the United States, Thailand, the Netherlands, Australia, Switzerland and Guatemala. We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally does not require collateral. We maintain an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer credit worthiness and current economic trends. We plan to continue to expand our direct sales both internationally and domestically as well as to establish long-term relationships with existing customers to develop a loyal customer base.

Historically, we sold a significant portion of our products to customers in China. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2013, 2014 and 2015, approximately 58.2%, 66.9% and 57.0% of our revenues were generated from customers outside China, respectively. For the year ended December 31, 2013, 2014 and 2015, there is one customer located in Japan accounting for 18.6%, 28.8% and 12.5% of our total revenues.

The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2013	2014	2015
	(RMB in millions)
China	3,001	3,742	5,820
Outside China
Japan	1,597	3,853	2,438
Rest of the world	2,585	3,701	5,267
Total revenues	7,183	11,296	13,525

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

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of annual report, we had a total of 245 issued patents and 99 pending patent applications in China.

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

In order to protect our reputation and brand, we currently maintain 17 trademark registrations in China, including the Chinese characters “晶澳” of our name and “JA Solar.” We also maintain 14 trademarks outside China.

In letters dated January 5, 2016 and January 29, 2016, Sharp has asserted generally that products of our wholly-owned subsidiary, JA Solar Japan Limited, or JA Japan, are covered by certain of Sharp’s patents in Japan, the United States, China, Korea, Taiwan and Europe. On February 22, 2016, Sharp’s counsel, INTELIX Patent and Law Firm, Osaka, Japan, sent a third letter and a patent claim chart, alleging infringement by certain JA Japan’s solar power products of Sharp’s certain Japanese patents. We are not aware that any litigation has been initiated based on any of these claims and we believe the risk of material loss is remote at this stage. We are also having an ongoing dialog with Sharp. In the event this dispute cannot be resolved through negotiation, and results in litigation, JA Japan intends to defend itself vigorously against these claims.

Competition

The solar power market is intensely competitive and rapidly evolving. As we build out our solar module and wafer manufacturing capacity to become more vertically integrated, we mainly compete with integrated manufacturers of solar power products such as Trina Solar Limited, Jinko Solar, and Canadian Solar. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Some of our competitors have become vertically integrated, from silicon wafer manufacturing to solar power system integration for a longer period than we do. We expect to compete with future entrants to the PV market that offer new technological solutions. Furthermore, many of our competitors are developing or currently producing products based on new PV technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies used by us. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

Over the past few years, various PRC governmental authorities have issued various notices and interim measures to promote the development of solar power.

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

On March 14, 2012, MOF, the NDRC and NEA jointly issued Interim Measures on Administration of Additional Subsidy for Renewable Energy Electricity Price, which provides details regarding the subsidies for grid connection fees and project operation fees.

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

On September 16, 2013, the MIIT issued PV Manufacturing Industry Standards, detailing a set of standards to promote healthy development of China’s PV industry. The standards include various manufacturing topics such as plant permitting, capacity expansion financing, minimum product performance requirements, resource consumption requirements, environment protection measures and quality controls. On December 31, 2013, the MIIT issued a list of 109 manufacturers qualified for the previously announced PV Manufacturing Industry Standards, certain of our subsidiaries are included in the list.

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

Various notices and guidelines were issued in 2015 to promote the healthy development of the PV industry through various means, such as including renewable energy projects in China’s long-term development plan, developing measures to resolve curtailment problem and promoting smart grid. For example:

On March 16, 2015, the NEA issued a notice regarding the additional capacity of the 2015 PV Power Generation Project, stating the target installation capacity in 2015 is 17.8 GW in total.

On July 6, 2015, the NDRC and the NEA jointly issued the Guideline of Promoting the Development of Smart Grid, reiterating the importance of developing smart grid and stating that China will build safe and effective long-distance transmission grid and reliable and flexible main transmission grid to realize the full use of various clean energy (including solar power), accelerate the construction of micro grid, promote the use of various distributed power such as distributed PV, micro turbine and residual heat and pressure to optimize the allocation of energy resources and achieve the goal of energy structure adjustment.

On October 8, 2015, the NDRC issued a notice announcing a pilot program of consuming renewable energy at nearby locations. The notice stated that the pilot program will be first carried out in Gansu and Inner Mongolia to gain experience in purchasing the full amount of electricity generated from renewable energy sources as a protection measure for the renewable energy companies facing curtailment issues. The program is intended to prepare for a nationwide implementation, resolve curtailment issues to the extent possible so as to promote the continuous development of renewable energy.

On March 3, 2016, the NEA released the Guiding Opinions on Establishing Renewable Energy Portfolio Standards, which set renewable energy consumption targets for China. China aims to rely on renewable energy for 15% of total primary energy consumption by 2020, and 20% by 2030. Non-hydro renewables should produce 9% of consumed electricity by 2020.

On March 28, 2016, the NEA issued the Administrative Measures for Full Protection Purchase System on Power Generated by Renewable Energy, which has become a driving force to resolve the curtailment issues, and promote the development of renewable energy (such as wind power and PV) industry.

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

Restrictions on Foreign Businesses and Investments

The principal regulation governing foreign ownership of solar PV businesses in China is the Catalogue of Industries for Guiding Foreign Investment, updated and effective as of April 10, 2015. Under this regulation, the solar PV business is listed as an industry where foreign investments are encouraged. Encouraged foreign investment companies are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•                  Wholly Foreign-Owned Enterprise Law, as amended; and

•                  Wholly Foreign-Owned Enterprise Law Implementation Rules, as amended.

•                  Company Law of China, as amended on December 28, 2013.

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

Regulations on Stock Incentive Plans

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account.

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Incentive Plan Rules, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers and employees in its domestic subsidiaries, the relevant domestic individual residents may register with SAFE before exercising their rights.

The Stock Incentive Plan Rules and SAFE Circular 37 were promulgated only recently and many issues require further interpretation. If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

PRC VAT and Business Tax

Pursuant to the Interim Regulation of the People’s Republic of China on Value-Added Tax, or the VAT Regulation, which was amended on November 10, 2008, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay VAT, at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity.

Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, MOF and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province, Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province. The VAT Pilot Program has been rolled out to the whole country since August 1, 2013. On April 29, 2014, MOF and the State Administration of Taxation issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, MOF and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax.  Effective from May 1, 2016, the PRC tax authorities will collect value-added tax in lieu of business tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

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

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 come into force replacing both previous SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Circular 19 removed certain restrictions previously provided under Circular 142 for foreign-invested enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. Any violation of Circular 19 may result in severe penalties, including substantial fines. If our structured entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our structured entities’ operations will be subject to statutory limits and restrictions, including those described above.

C.                          ORGANIZATIONAL STRUCTURE

For a description of our organizational structure, See “Item 4. Information on the Company—A. History and Development of the Company.”

D.                          PROPERTY, PLANTS AND EQUIPMENT AND PROJECT ASSETS IN OPERATION

We rent our principal executive office building (approximately 6,577 square meters) located in Fengtai, Beijing and also own an office building (approximately 12,695 square meters) located in Zhabei, Shanghai. In addition, we own and lease factory and office space in various locations around the world in connection with our operations. We believe that our existing facilities, together with the facilities under construction and to be constructed under our current plans, are adequate for our current requirements. The following table sets forth a summary of our material properties relating to our production and research and development as well as project assets in operation as of December 31, 2015:

Location	Space (in square meters)	Usage of Property	Owned or Leased	Encumbrance
Ningjin, Hebei	405,061	Factory	Leased	None
Yangzhou, Jiangsu	527,200	Factory and R&D center	Owned	None
Fengxian, Shanghai	204,262	Factory	Owned	Yes
Lianyungang, Jiangsu	309,890	Factory and R&D center	Owned	Yes
Hefei, Anhui	559,973	Factory	Owned	Yes
Sanhe, Hebei	38,539	Factory	Leased	None
Penang, Malaysia	19,357	Factory	Leased	None
Dunhuang, Gansu	2,549,888	Power Plant	Owned	Yes

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

A.                          OPERATING RESULTS

Overview

We are a leading manufacturer of high-performance solar power products based in China. We conduct our business primarily through our wholly-owned subsidiaries in China, and operate and manage our business as two segments. We commenced our business through JA Hebei in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA Hebei transferred their equity interests in JA Hebei to JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

We derive revenues primarily from sales of solar module and cell products to module manufacturers, system integrator, project developers and distributors. For the year ended December 31, 2015, our total revenues and net income were RMB13.5 billion (US$2.1 billion) and RMB614.5 million (US$94.9 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

•                  Industry Demand.  Demand for solar power products is critical to our business and revenue growth. Our business and revenue growth were closely related to industry demand as well as our ability to retain existing customers and attract new customers. Global industry demand experienced a sharp decline from the second half of 2008 to the third quarter of 2009 due to unfavorable economic conditions globally, coupled with increased manufacturing capacity and decreased prices of solar power products. Although solar power industry demand has progressively revived since the fourth quarter of 2009 and throughout the course of 2010 in our key markets, as well as other national economies, industry demand starting from 2011 was again restrained in certain markets, such as the European and U.S. markets, due to, among other things, the overall economic condition, reduction of government subsidies and change in international trade policies and barriers. The growth prospects still have a great level of uncertainty and trade policy change can occur unexpectedly, which could temporarily lead to fluctuations in industry demand for solar power products including ours.

•                  Government Subsidies and Economic Incentives. The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power substantially exceeds the cost of electricity generated from conventional or non-renewable sources of energy. Various governments such as those of Germany, Spain, Italy, Greece, the United States, Canada, Japan and China,  have used different policy initiatives, such as capital cost rebates, feed-in tariffs, tax credits, net metering, to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, Japan, our largest overseas solar power products market in 2014, reduced its feed-in tariff for large-scale installation by 10% from 2012 to 2013, 11% from 2013 to 2014, which was further reduced in 2015 in different phases. Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in our major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Japan and other countries, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels. Our sales of solar power products in China are expected to benefit from the recently promulgated PRC laws, regulations and government policies regarding solar energy and other renewable energy, which are intended to provide incentives or otherwise encourage the development of the solar or other renewable energy sector in China.

•                  Capacity Utilization.  Our solar module manufacturing capacity increased from 1.8 GW in 2013 to 2.8 GW in 2014 and to 3.9 GW in 2015. Our solar cell manufacturing capacity increased from 2.5 GW in 2013 to 2.8 GW in 2014 and to 4.4 GW in 2015. Our silicon wafer manufacturing capacity was 1.0 GW in 2013 and 2014 and increased to 1.5 GW in 2015. As our business develops, we may introduce new manufacturing equipment with higher production efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. Our ability to achieve satisfactory utilization rates will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

•                  Pricing of Our Solar Power Products.  The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. The average selling price of our solar module products also declined from RMB4.0 in 2013 to RMB3.9 per watt in 2014 and to RMB3.5 (US$0.5) per watt in 2015. The average selling price of our solar cells declined from approximately RMB2.4 per watt in 2013 to RMB2.3 per watt in 2014 and to RMB1.9 (US$0.3) per watt in 2015. We expect the prices of solar power products, including our own products, will continue to decline over time due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity. In addition, our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

•                  Changing Product Mix.  We began vertically integrating our business by expanding our production capabilities to manufacture both silicon wafers and solar modules in the fourth quarter of 2009. In addition, expansion to solar module production has changed our product mix. Each of solar cells and solar modules represents a separate stage of the solar power production chain, with each involving different production processes, costs and selling prices. Prior to 2010, our sales consisted almost entirely of solar cells. By the end of December 31, 2015, the sale of solar modules, including solar modules tooling, has accounted for 93.3% of our total shipments and 93.8% of our total revenues, respectively. We expect that our operating results for future periods will continue to be influenced by the change of our product mix.

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

Revenue recognition for electricity generation

We recognize electricity generation revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The price of electricity includes a portion that is subsidized by the Chinese central government. Subsidized portion of electricity generation revenue is recognized after we meet the subsidy criterion, which includes electricity sales agreement with state grid, electricity generation and government approval of the Company’s application of the subsidy.

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

Account receivables and allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. We had an allowance for doubtful account balance of RMB281.0 million, RMB275.5 million and RMB259.8 million (US$40.1 million) as of December 31, 2013, 2014 and 2015. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

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

Short-term and long-term advances to suppliers

We provide short-term and long-term advances to secure our raw material needs, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will seek to recover our advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return our advances. We had a provision balance of RMB72.3 million, RMB129.3 million and RMB125.8 million (US$19.4 million) for potential losses against supplier advances as of December 31, 2013, 2014 and 2015. If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required. Recoveries of the allowance for advances to supplier are recognized when they are received. We classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and our ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers.

Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. As of December 31, 2013, 2014 and 2015, the provision balance for inventories was RMB69.2 million, RMB59.0 million and RMB56.4  million (US$8.7 million), respectively.

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

If it is determined that a loss provision calculation is necessary considering the status of a LTA and all facts and circumstances impacting the evaluation, we follow the guidance of ASC 330-10-35-17 and assesses whether there should be loss on the firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, we use the stated contract price and volume under the relevant LTA as the major assumptions. Loss provision will be provided if the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period

There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2013, 2014 and 2015.

See also “Notes to Consolidated Financial Statements—7 Inventories.

Impairment of long-lived assets

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

Project assets

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

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, we consider a number of factors, including changes in environmental, ecological, permitting, marketing price or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. As of December 31, 2015, we impaired project assets with the amount of RMB32.6 million as a result of our decision to suspend the construction of certain projects and no impairment of the project assets was recorded in the year ended December 2014.

Costs capitalized in the construction of solar power plants under development will be transferred to completed solar power plants upon completion and when they are ready for its intended use, which is at the point when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for its intended use. Depreciation is computed using the straight-line method over the expected life of about 20 years (the shorter of land use right and the estimated useful life of module used in project assets). As of December 31, 2015, RMB601.2 million of project assets had been completed and connected to the grid. Depreciation expenses of project assets were RMB25.7 million for the years ended December 31, 2015.

As of December 31, 2015, project assets with net book value of RMB601 million were pledged as collateral for our borrowings of RMB588 million from Industrial and Commercial Bank of China.

Issuance of ordinary shares and warrants

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

In accordance with ASC 815-10, the warrants are deemed legally detachable and separately exercisable from the ordinary shares and, thus accounted for as a freestanding instrument. As the warrants are denominated in US Dollar, yet our functional currency is RMB, warrants are not considered indexed to our own stock. Accordingly, the warrants are liability derivatives which need to be fair valued on day one and mark to market subsequently at each reporting period end, with the fair value gain or loss arising from the re-measurement recognized in the consolidated statements of operations and comprehensive (Loss)/Income.

On the transaction date, the sales proceeds are first allocated to the warrant based on the warrants’ full fair value of RMB172.9 million (US$28.6 million), and the residual amount of the sales proceeds is allocated to the ordinary shares. The fair value of the warrants in excess of net proceeds of the equity offering of RMB44.4 million (US$7.3 million) is charged to retained earnings as a deemed dividend due to this portion is a benefit transferred from existing shareholders to the new investor. Such amount is charged as deemed dividend on the transaction date and is an adjustment to net loss available to attributable to JA Solar Holdings for basic and diluted EPS calculation, as an effective dividend from existing ordinary shareholders. For the years ended December 31, 2014 and 2015, RMB74.0 million and RMB39.6 million (US$6.1 million) of gain were recognized based on a subsequent change in fair value of the warrants in our Consolidated Statements of Operations and Comprehensive (Loss)/Income.

These warrants are participating securities because they had contractual rights to share our profits but not losses. For the years ended December 31, 2015, the computation of earnings per share using the two-class method was applicable as we were making profit.

Share based compensation

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the years ended December 31, 2013, 2014 and 2015 we used the forfeiture rate of 10.92%, 10.05% and 11.12%, respectively.

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

Income taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We recorded valuation allowances to reduce our net deferred tax assets and the balance of such valuation allowance was RMB683.3 million, RMB456.9 million and RMB483.6 million (US$74.7 million) as of December 31, 2013, 2014 and 2015, respectively.

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations. In the years ended December 31, 2013, 2014 and 2015, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

Product warranties

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with a 10 years warranty for defects in materials and workmanship and a 10 to 25 years warranty against declines of more than 10% and 20%, respectively, of the initial minimum electricity generation capacity at the time of delivery. In addition, we usually provide the same warranty for solar modules assembled for third party OEM customers. We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. We accrue 1% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and include that amount in our cost of revenues. We also separately accrue specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on our own history, industry data and an assessment of our competitors’ accrual history. Through our relationships with, and management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, we believe that accruing 1% of our net revenues from sales of solar modules as general warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Investments

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

Key Components of Results of Operations

Revenues

The following table sets forth the principal components of our revenues by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2013		2014		2015
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Solar modules	4,388	61.1	9,292	82.3	12,689	93.8
Solar cells and other products	2,414	33.6	1,848	16.3	762	5.6
Electricity generation	—	—	—	—	64	0.5
Solar product processing	381	5.3	156	1.4	10	0.1
Total Revenues	7,183	100.0	11,296	100.0	13,525	100.0

We derive revenues primarily from the sale of solar modules, solar cells and other products to module manufacturers, system integrators, project developers and distributors and begining in 2015, from electricity generation. For the years ended December 31, 2013, 2014 and 2015, approximately 58.2%, 66.9% and 57.0% of our total sales were to customers outside China, respectively. For the years ended December 31, 2013, 2014 and 2015, sales to our largest customer represented approximately 18.6%, 28.8% and 12.5% of our total revenues, respectively; and sales to our three largest customers represented approximately  28.6%, 39.1% and 23.3% of our total revenues, respectively. Our three largest customers were all unrelated third parties. Sales to our top ten customers accounted for approximately 42.5%, 56.4% and 41.9% of total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

For the year ended December 31, 2015, our revenues from sales of solar modules amounted to approximately RMB12.7 billion (US$2.0 billion), or 93.8% of our total revenues. We sold approximately 3,666.4 MW of solar modules in 2015, compared to 2,375.9 MW in 2014. The increase of sales of solar modules was primarily due to the shift of our product mix to solar modules and strong market demand. We accrued 1.0% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and separately accrued specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment and include that amount in our cost of revenues. Because we have limited warranty claims to date, we accrue the estimated costs of warranties based on our own history, industry data and an assessment of our competitors’ accrual history.

For the year ended December 31, 2015, our revenues from sales of solar cells and other products amounted to approximately RMB761.9 billion (US$117.6 million), or 5.6% of our total revenues. We sold approximately 265.0 MW of solar cells in 2015, compared to approximately 559.5 MW in 2014. The decrease in sales of solar cells and other products was due to the shift of our product mix to solar modules.

For the year ended December 31, 2015, our revenues included revenues from electricity generation, which amounted to approximately RMB64.2 million (US$9.9 million), or 0.5% of our total revenues.

For the year ended December 31, 2015, our revenues also included revenues from solar product processing services of 6.5 MW, which amounted to approximately RMB10.4 million (US$1.6 million), or 0.1% of our total revenues. We provide solar production processing services to customers who have their own raw material supplies, including polysilicon and wafers. We provide solar product processing services to customers mainly based on the customer demands, as well as to utilize our excess production capacities when our polysilicon or wafer supplies or customer orders are insufficient for us to operate our manufacturing lines at their full capacities.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2013		2014		2015
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Cost of Revenues
Solar modules	3,861	53.8	7,844	69.4	10,521	77.7
Solar cells and other products	2,270	31.6	1,602	14.2	675	5.0
Electricity generation	—	—	—	—	30	0.2
Solar products processing	290	4.0	93	0.8	7	0.1
Total cost of revenues	6,421	89.4	9,539	84.4	11,233	83.0

Solar modules.  For the years ended December 31, 2013, 2014 and 2015, our cost of revenues for solar modules accounted for 53.8%, 69.4% and 77.7% of our total revenues, respectively. The increase in costs of solar modules in absolute amounts and as a percentage of our total revenues from 2013 to 2015 is primarily due to the significant increase in sales volume of our solar modules.

Solar cells and other products.  For the years ended December 31, 2013, 2014 and 2015, cost of solar cells and other products accounted for 31.6%, 14.2% and 5.0% of our total revenues, respectively. The decrease in the cost of solar cell and other product in absolute amounts and as a percentage of our total revenues from 2013 to 2015 is primarily due to the shift of our product mix to solar modules.

Electricity generation.  We started electricity generation services in 2015. For the year ended December 31, 2015, the cost of revenues for our electricity generation services was RMB29.7 million (US$4.6 million). As a percentage of our total revenues, the cost of revenues for our electricity generation services accounted for 0.2% for the years ended December 31, 2015, including depreciation of solar power project assets and costs associated with operation and maintenance of the power plants came into use.

Solar products processing.  For the years ended December 31, 2013, 2014 and 2015, cost of revenues for our solar products processing services accounted for 4.0%, 0.8% and 0.1% of our total cost of revenues, respectively. The decrease in the cost of solar products processing in absolute amounts and as a percentage of our total revenues from 2013 to 2015 is primarily due to the decreased processing service rendered by us to customers, which is in consistent with customer demands.

Operating Expenses

The following table sets forth the principal components of our operating expenses by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2013		2014		2015
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Operation Expenses
Selling, general and administrative expenses	765	10.7	954	8.5	1,246	9.2
Research and development expenses	88	1.2	140	1.2	149	1.1
Impairment loss on project assets	—	—	—	—	33	0.2
Total operating expenses	853	11.9	1,094	9.7	1,428	10.5

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

We did not grant any options in 2013 and 2015. In 2014, we granted options to purchase 3,660,000 ordinary shares to a number of our directors, employees and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.” Our share-based compensation expenses relating to our option grants and stock awards have had an adverse effect on our reported earnings for the years ended December 31, 2013, 2014 and 2015. We recognized a share-based compensation charge of RMB9.4 million, RMB16.3 million and RMB9.4 million (US$1.5 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The above charges are net of forfeiture reversal amounts of RMB2.8 million, RMB2.4 million and RMB0.9 million (US$0.1 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Share-based compensation expenses are amortized over the vesting period of these options ranging from two to four years starting from the grant date.

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

Impairment loss on project assets. Our operating expenses in 2015 included the impairment loss on project assets of RMB32.6 million (US$5.0 million) related to our decision to suspend the construction of certain projects.

Interest (Income) Expense, net

We generated interest income of RMB17.1 million, RMB28.2 million and RMB25.6 million (US$4.0  million) and incurred interest expense of RMB285.6 million, RMB229.7 million and RMB249.4 million (US$38.5 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Our net interest expense in 2013 was primarily the interest related to the 4.5% senior convertible notes maturing on May 15, 2013, or the 2008 Senior Notes, and our short-term and long-term borrowings. Our net interest expense in 2014 and 2015 was primarily the interest related to borrowings. The interest expense recognized for interest payable to the 2008 Senior Notes holders was RMB12.3 million, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively. The interest expense recognized for accretion to the redemption value of the 2008 Senior Notes was RMB24.2 million, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively. The amount of interest expense recognized relating to the amortization of the issuance cost associated with the share-lending arrangement were RMB8.2 million, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively. Interest expenses were RMB240.9 million, RMB229.7 million and RMB249.4 million (US$38.5 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The increase or decrease in other interest expenses is consistent with the increase or decrease in borrowings.

Foreign Exchange Loss

We incurred foreign exchange losses of RMB43.8 million and RMB61.8 million in 2013 and 2014, respectively. The increase of foreign exchange losses from 2013 to 2014 was primarily because a significant portion of our monetary assets and liabilities are denominated in JPY and Euros, which depreciated in 2014 relative to the RMB. We recorded a foreign exchange gain of RMB31.9 million (US$4.9 million) in 2015 primarily due to the appreciation of U.S. dollars against RMB. Fluctuations in currency exchange rates may continue to have a significant effect on our financial results as we continue to grow our sales to markets outside China.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2013, 2014 and 2015 were 2.6%, 2.0% and 1.4%, respectively. The year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Pronounced Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Company’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date. The Company is in the process of determining what impact, if any, the adoption of ASU 2014-09 will have on its financial statements and related disclosures. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In April 2015, the FASB issued Accounting Standards Update (ASU) 2015-03 “Simplifying the Presentation of Debt Issuance Costs”, which amends ASC Subtopic 835-30, Interest - Imputation of Interest. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”) which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company has evaluated the impact of adopting this guidance and has concluded it will likely have no effect on the financial statements as the Company’s adjustments already reflect the concept of net realizable value. Inventory provisions are generally full write-downs for the affected inventory.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has not yet selected an adoption method. The impact of adopting this guidance is not expected to be material to the consolidated financial statements given the Company’s deferred tax amounts.

In February 2016, the FASB issued an ASU 2016-02, “Leases (Topic 842).” The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. This ASU is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Group is currently evaluating the impact the pronouncement will have on the Company’s financial statements and related disclosures.

In March 2016, the FASB issued Accounting Standards Update (ASU) 2016-09 “Improvements to Employee Share-based Payment Accounting”, which amends ASC Topic 718, Compensation — Stock Compensation. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Group is currently evaluating the impact the pronouncement will have on the Company’s financial statements and related disclosures.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2013		2014		2015
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	%
Income Statement and Comprehensive Loss Data:
Total Revenues	7,183	100.0	11,296	100.0	13,525	100.0
China	3,002	41.8	3,743	33.1	5,820	43.0
Outside China	4,181	58.2	7,553	66.9	7,705	57.0
Cost of revenues	(6,421)	(89.4)	(9,539)	(84.4)	(11,233)	(83.0)
Gross profit	762	10.6	1,757	15.6	2,292	17.0

Operating expenses	(853)	(11.9)	(1,094)	(9.7)	(1,427)	(10.6)
Selling, general and administrative expenses	(765)	(10.7)	(954)	(8.4)	(1,245)	(9.2)
Research and development expenses	(88)	(1.2)	(140)	(1.2)	(149)	(1.1)
Impairment loss on project assets	—	—	—	—	(33)	(0.2)

Loss from continuing operations	(91)	(1.3)	663	5.9	865	6.4
Change in fair value of derivatives	(52)	(0.7)	84	0.7	44	0.3
Interest expense	(285)	(4.0)	(230)	(2.0)	(249)	(1.8)
Interest income.	17	0.2	28	0.2	26	0.2
Foreign exchange (loss)/gain	(44)	(0.6)	(62)	(0.5)	32	0.2
Loss for equity investment in a joint venture	(2)	(0.0)	3	0.0	6	0.0
Other income, net	16	0.2	34	0.3	48	0.4
Loss from continuing operations before income taxes	(441)	(6.2)	520	4.6	772	5.7
Income tax (expense)/benefit	15	0.2	(73)	(0.6)	(157)	(1.2)
Net income/(loss)	(426)	(6.0)	447	4.0	615	4.5

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

Total revenues. Our total revenues increased from RMB11.3 billion in 2014 to RMB13.5 billion (US$2.1 billion) in 2015. The increase was primarily due to an increase in our output. Our total shipments increased from 3.1 GW in 2014 to 3.9 GW in 2015. Our total revenues from sales in China increased from RMB3.7 billion in 2014 to RMB5.8 billion (US$0.9 billion) in 2015, which was primarily due to strong industry demand in China for solar power products. Our total revenues from sales outside China increased from RMB7.6 billion in 2014 to RMB7.7 billion (US$1.2 billion) in 2015, primarily due to strong demand across the Asia Pacific region. Our revenues from sales in China, as a percentage of our total revenues, increased from 33.1% in 2014 to 43.0% in 2015, and our revenues from sales outside China, as a percentage of our total revenues, decreased from 66.9% in 2014 to 57.0% in 2015. This reflected our efforts to meet the strong demand in China in 2015.

Cost of revenues. Our cost of revenues increased from RMB9.5 billion in 2014 to RMB11.2 billion (US$1.7 billion) in 2015. The increase in our cost of revenues was primarily due to increase in sales volume.

Gross profit.  We recorded a gross profit of RMB2.3 billion (US$0.4 billion) in 2015 as compared to a gross profit of RMB1.8 billion in 2014, primarily due to increase in revenue and gross margin. Our gross profit as a percentage of our total revenues increased from 15.6% in 2014 to 17.0% in 2015, primarily due to the improvement of supply-demand situation in the solar power industry and economies of scale.

Total operating expenses. Our total operating expenses increased from RMB1.1 billion in 2014 to RMB1.4 billion (US$0.2 billion) in 2015. The increase in our total operating expenses was in line with the increase in total revenues.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses increased from RMB954.3 million in 2014 to RMB1,245 million (US$192.2 million) in 2015, and as the percentage of our total revenues increased from 8.4% in 2014 to 9.2% in 2015. The increase in our selling, general and administrative expenses in absolute amounts was primarily due to increase in shipping costs due to increase in sales volume in 2015 and increase in employee compensation expenses resulted from increase of headcount.

•                  Research and development expenses. Our research and development expenses increased from RMB139.7 million in 2014 to RMB148.5 million (US$22.9 million) in 2015 and as a percentage of our total revenues slightly lowered from 1.2% in 2014 to 1.1% in 2015. The increase in the absolute amount of our research and development expenses was due primarily to greater research and development activities undertaken by us.

•                  Impairment loss on project assets. In 2015, we incurred impairment loss of RMB32.6 million (US$5.0 million) on project assets related to our decision to suspend the construction of certain projects.

Interest expenses. We incurred an interest expenses of RMB229.7 million and RMB249.4 million (US$38.5 million) in 2014 and 2015, respectively. The slight increase in our interest expense was primarily due to increase of our borrowings.

Interest income.  Our interest income was  RMB25.6 million (US$4.0 million) in 2015 and RMB28.2 million in 2014, respectively.

Foreign exchange (loss)/gain.  We recorded a foreign exchange gain of RMB31.9 million (US$4.9 million) in 2015 as compared to a foreign exchange loss of RMB61.8 million in 2014, primarily due to appreciation of U.S. dollar against RMB.

Other income. Our other income increased from RMB33.1 million in 2014 to RMB48.5 million (US$7.5 million) in 2015, primarily due to the increase in government subsidies.

Income tax expense. Our income tax expense increased from RMB73.4 million in 2014 to RMB157.3 million (US$24.3 million) in 2015, primarily due to the increase of our taxable income and the increase of income tax rate from 14.1% in 2014 to 20.4% in 2015. Income tax rate increased from 14.1% in 2014 to 20.4% in 2015 because income tax expense in 2014 included income tax benefit of RMB267.0 million generated by reserved and utilized of the valuation allowance against deferred tax assets while income tax expense in 2015 included income tax benefit of RMB92.7 million (US$ 14.3 million).

Net Income. As a result of the above factors, we recorded a net income of RMB614.5 million (US$94.9 million) in 2015 as compared to a net income of RMB446.7 million in 2014.

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Total revenues. Our total revenues increased from RMB7.2 billion in 2013 to RMB11.3 billion in 2014. The increase was primarily due to an increase in our output. Our total shipments increased from 2.1 GW in 2013 to 3.1 GW in 2014. Our total revenues from sales in China increased from RMB3.0 billion in 2013 to RMB3.7 billion in 2014, which was primarily due to strong industry demand in China for solar power products. Our total revenues from sales outside China increased from RMB4.2 billion in 2013 to RMB7.6 billion in 2014, primarily due to the recovery of solar power products market and strong demand in Japan for solar power products. Our revenues from sales in China, as a percentage of our total revenues, decreased from 41.8% in 2013 to 33.1% in 2014, and our revenues from sales outside China, as a percentage of our total revenues, increased from 58.2% in 2013 to 66.9% in 2014. This reflected strong customer demands of solar modules as well as our transition to focus on solar modules, which are more likely to be sold to customers outside of China.

Cost of revenues. Our cost of revenues increased from RMB6.4 billion in 2013 to RMB9.5 billion in 2014. The increase in our cost of revenues was primarily due to increase in sales volume.

Gross profit.  We recorded a gross profit of RMB1.8 billion in 2014 as compared to a gross profit of RMB762.3 million in 2013, primarily due to increase in revenue and gross margin. Our gross profit as a percentage of our total revenues increased from 10.6% in 2013 to 15.6% in 2014, primarily due to the continued shift of our product mix to solar modules that carry higher gross margin and the increase in sales volume in certain countries that also carry higher gross margin.

Total operating expenses. Our total operating expenses increased from RMB853.5 million in 2013 to RMB1.1 billion in 2014. The increase in our total operating expenses was in line with the increase in total revenues.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses increased from RMB765.2 million in 2013 to RMB954.3 million in 2014, and as the percentage of our total revenues decreased from 10.7% in 2013 to 8.4% in 2014. The increase in our selling, general and administrative expenses in absolute amounts was primarily due to (i) provision of advance to suppliers, (ii) increase in shipping costs due to increase in sales volume in 2014, and (iii) increase in employee compensation expenses resulted from increase of headcount.

•                  Research and development expenses. Our research and development expenses increased from RMB88.3 million in 2013 to RMB139.7 million in 2014 and as a percentage of our total revenues stays the same as 1.2% in 2013 and 2014. The increase in the absolute amount of our research and development expenses was due primarily to greater research and development activities undertaken by us.

•                  Impairment loss for property, plant and equipment. In 2013 and 2014, we did not incur any impairment loss for property, plant and equipment.

•                  Change in fair value of derivatives. Our changes in fair value of derivatives changed from a loss of RMB51.9 million in 2013 to a gain of RMB84.5 million in 2014. The change reflected fair value changes associated with our derivative assets and liabilities for the years ended December 31, 2013 and 2014, respectively, in particular our embedded derivatives underlying warrants we issued to a single investor in conjunction with the ordinary share offering on August 13, 2013, the value of which is a combined result of change in share price, volatility, expected term to maturity, risk-free rate and credit spread, etc.

Interest expenses. We incurred an interest expenses of RMB285.6 million and RMB229.7 million in 2013 and 2014, respectively. The slight decrease in our interest expense was primarily due to reduction in outstanding debt.

Interest income.  Our interest income increased from RMB17.1 million in 2013 to RMB28.2 million in 2014, respectively. The increase in our interest income was primarily due to increase in cash and restricted cash balance.

Foreign exchange loss.  Our foreign exchange loss increased from RMB43.8 million in 2013 to RMB61.8 million in 2014, primarily due to the significant depreciation of JPY and Euro against Renminbi in 2014.

Other income. Our other income increased from RMB16.1 million in 2013 to RMB33.1 million in 2014 primarily because the increase in government subsidies and revaluation gain related to acquisition of JA MEMC (Yangzhou) Solar Technology Company Ltd., which was an equity investee prior to the acquisition.

Income tax (expense)/benefit. Our income tax expense was RMB73.4 million in 2014, compared to an income tax benefit of RMB15.0 million in 2013, primarily due to our return to profitability in 2014. Net income tax expenses in 2014 include income tax benefits of RMB36.2 million generated by reversal of valuation allowance against deferred tax assets due to the expected utilization of deferred tax assets in the future.

Net Income/(loss). As a result of the above factors, we recorded a net income of RMB446.7 million in 2014, compared to a net loss of RMB426.5 million in 2013.

B.                          LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Senior Notes, issuance of warrants, short-term and long-term borrowings and cash flow from operations. As of December 31, 2015, we had RMB3.5 billion (US$547.5 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds. Restricted cash represents amounts temporarily held by banks as collateral for issuance of letters of credit, letters of guarantee, bank acceptance notes as well as certain bank borrowings, which are not available for our use.

As of December 31, 2015, we had RMB2.4 billion (US$375.7 million) in outstanding short-term borrowings and long-term borrowings (current portions). As of December 31, 2015, we had RMB2.5 billion (US$379.9 million) in outstanding long-term borrowings (excluding current portions). These loans were borrowed from various financial and non-financial institutions and generally have terms of 1 to 182 months and expire at various times. Our outstanding borrowings as of December 31, 2015 bore an average interest rate of 5.70% per annum. These credit facilities were granted for long-term project development as well as working capital usages. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We have restrictive covenants for RMB1,002 million (US$154.7 million) of our loans, which are subject to financial ratio covenants. As of December 31, 2015, we were in breach of our financial ratio covenants under our short-term borrowing with China Construction Bank, but we repaid the principal amount on the due date in 2016. The breach did not result in acceleration of the repayment of the loan and as a result, did not have any impact on our financial condition or operating performance. We have not otherwise breached any other financial ratio covenants.

Our long-term borrowings of RMB92.0 million with Agricultural Bank of China were secured by certain of our buildings and land use right in Shanghai Jinglong. Our entrustment loan with Hefei High-Tech Industrial Development Zone Management Co., Ltd. in the total amount of RMB1,440 million (US$222.3 million) is secured by buildings, machinery and equipment, construction in progress and land use rights owned by JA Hefei Technology and all our equity interests in JA Hefei Technology. Our long-term borrowings of RMB588.0 million (US$90.8 million) with Industrial and Commercial Bank of China was secured by project assets and toll rights of JA Dunhuang. Our short-term loan of RMB52.5 million (US$8.1 million) with China Construction Bank was secured by buildings and land use right in JA Lianyungang. Our short-term borrowings of RMB140.0 million (US$21.6 million) with the Industrial Bank were secured by certain of our buildings in Shanghai JA Solar PV Technology Co., Ltd. Our short-term loan of RMB35.0 million (US$5.4 million) with Bank of Jiangsu was secured by certain of our buildings in JA Wafer R&D.

The unused lines of credit were RMB1,227.0 million (US$189.4 million) as of December 31, 2015. No terms and conditions of the unused credit line are available yet because utilization of such unused lines of credit requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers decreased from RMB1.2 billion as of December 31, 2013 to RMB789.3 million as of December 31, 2014 and to RMB668.7 million (US$103.2 million) as of December 31, 2015, as a combined result of utilization of prepayments previously made as well as additional allowance provided against prepayments. Our net inventory increased from RMB1.3 billion as of December 31, 2013 to RMB1.9 billion as of December 31, 2014 as a result of increase in market demands and decreased to RMB1.7 billion (US$256.8 million) as of December 31, 2015 as a result of rush-in orders towards the end of 2015.

Our accounts receivable was RMB2.9 billion (US$443.5 million) as of December 31, 2015. For the year ended December 31, 2015, net provisions of RMB-4.7 million (US$-0.7 million) were reversed against accounts receivable for estimated losses, including reversals in the amount of RMB92.0 million (US$14.2 million) resulting from market revival.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(in millions)
	RMB	RMB	RMB
Net cash provided by operating activities	1,465	526	1,258
Net cash used in investing activities	(614)	(1,373)	(1,103)
Net cash provided by/(used in) financing activities	(1,772)	877	563
Effect of exchange rate changes on cash and cash equivalents	10	5	10
Net increase in cash and cash equivalents	(911)	35	728
Cash and cash equivalents at the beginning of the year	3,031	2,120	2,155
Cash and cash equivalents at the end of the year	2,120	2,155	2,883

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

Net cash provided by operating activities for the year ended December 31, 2015 was RMB1,257.5 million (US$194.1 million), primarily attributable to a net income of RMB614.5 million (US$94.9 million), positively adjusted for certain items such as a depreciation and amortization of RMB797.7 million (US$123.1million), a decrease in accounts receivables from related party customers of RMB213.8 million (US$33.0 million), a decrease in inventories of RMB218.8 million (US$33.8 million), a decrease in other current assets of RMB257.8 million (US$39.8 million) and an increase in advance from customers of RMB447.9 million (US$69.1 million), particially offset by certain items such as an increase in notes receivables of RMB762.7 million (US$117.7 million), an increase in accounts receivables from third party customers of RMB659.6 million (US$101.8 million), and a decrease in accounts payable of RMB380.8 million (US$58.8 million).

Net cash provided by operating activities for the year ended December 31, 2014 was RMB526.2 million, primarily attributable to a net income of RMB446.7 million, positively adjusted for certain items such as a depreciation and amortization or RMB685.3 million, a decrease in notes receivables of RMB132.2 million, a decrease in advance to third party suppliers of RMB265.1 million, an increase in accounts payable of RMB887.7 million and an increase in other payables of RMB105.0 million, partially offset by certain items such as deferred income taxes of RMB116.2 million, an increase in accounts receivables from third party customers of RMB1.3 billion, and an increase in inventories of RMB536.1 million and a decrease in other current assets of RMB167.0 million.

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

Investing Activities.

Net cash used in investing activities in 2015 was RMB1.1 billion (US$170.3 million). This was primarily due to the purchase of property, plant and equipment of RMB892.0 million (US$137.7 million) and investments in project assets of RMB382.8 million (US$59.1 million), partially offset by the decrease in restricted cash of RMB169.6 million (US$26.2 million).

Net cash used in investing activities in 2014 was RMB1.4 billion. This was primarily due to the purchase of property, plant and equipment of RMB649.6 million, investments in project assets of RMB473.7 million and increase in restricted cash of RMB244.7 million, partially offset by government grant received of RMB45.3 million.

Net cash used in investing activities in 2013 was RMB614.0 million. This was primarily due to the purchase of property, plant and equipment of RMB381.7 million and increase in restricted cash of RMB394.0 million, partially offset by government grant received of RMB126.9 million and cash paid for acquisition of a subsidiary, net of cash acquired, of RMB45.1 million.

Financing Activities.

Net cash provided by financing activities for the year ended December 31, 2015 was RMB563.5 million (US$87.0 million), primarily consisting of proceeds from short-term borrowings of RMB3.0 billion (US$0.5 billion), proceeds from long-term borrowings of RMB797.0 million (US$123.0 million), partially offset by repayment of short-term borrowings of RMB3.1 billion (US$0.5 billion), and repurchase of ADS of RMB139.8 million (US$21.6 million).

Net cash provided by financing activities for the year ended December 31, 2014 was RMB877.3 million, primarily consisting of proceeds from short-term borrowings of RMB2.9 billion, proceeds from long-term borrowings of RMB1.8 billion, partially offset by repayment of short-term borrowings of RMB1.8 billion, repayment of long-term borrowings of RMB2.4 billion and proceeds from issuance of ordinary shares upon exercise of warrants of RMB286.7 million.

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

Capital Expenditures

We made capital expenditures of RMB381.7 million, RMB1.1 billion and RMB1.3 billion (US$196.8 million) in the years ended December 31 2013, 2014 and 2015, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment, to invest in project assets and to construct and expand our solar product manufacturing lines.

We expect to incur capital expenditures of approximately RMB2.3 billion (US$350.0 million) in 2016, which will be used primarily for upgrading and expanding our manufacturing capacity. As of December 31, 2015, we have contracted for capital expenditure of RMB581.7 million (US$89.8 million).

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

Since our commencement of production in April 2006, we have significantly improved our solar cell fabricating process technologies, including improvements in the processing steps of texturing, diffusion, and drying and firing. These technological improvements have increased cell conversion efficiencies in the various types of silicon wafers that we produce and have improved the production yields of our manufacturing lines. In 2010, our research and development efforts resulted in the introduction of the SECIUM solar cells. In February 2011, we introduced the MAPLE technology, a significant breakthrough in multicrystalline silicon technology that has increased the conversion efficiency rate of multicrystalline solar cells. In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE technology. In addition, the Cypress series cells also feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation. In 2013, we introduced the second generation of the Cypress series, named Cypress2, which have an even higher conversion efficiency and more reliable performance compared with the Cypress series. In 2014 and after, we upgraded the Cypress Series to Cypress3 and implement PERC as our high end product.

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

•                  High-efficiency Cell Technology.  We intend to continuously improve the conversion efficiency of solar cells by utilizing cutting-edge technologies including PERC technology, N-type cell technology, etc.

Our research and development expenditures were RMB88.3 million, RMB139.7 million and RMB148.5 million (US$22.9 million) in 2013, 2014 and 2015, respectively.

For intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                          OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2015 we did not have any material off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments or interest rate swap transactions, that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Loan obligations (including interest averaging 5.70%)	5,502,915	2,639,368	1,371,237	935,095	557,215
Operating lease obligations	80,109	69,794	9,295	1,020	—
Non-cancelable capital expenditures	581,680	581,680	—	—	—
Purchase commitments under take-or-pay agreements	8,088,026	2,331,838	3,337,062	2,419,126	—
Purchase commitments under other agreements(1)	363,267	363,267	—	—	—
Accrued warranty cost reflected on the company’s balance sheet	380,132	—	—	—	380,132

Total	14,996,129	5,985,947	4,717,594	3,355,241	937,347

(1) include only purchase commitments with fixed or minimum price provisions. In addition, we have also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms.

Loan obligations

Our loan obligations relate to borrowings borrowed from various financial and non-financial institutions in China with an average interest rate of 5.7% per annum. The borrowings have terms of 1-182 months and expire at various times throughout 2016 to 2029.

Operating lease obligations

Our operating lease obligations mainly relate to non-cancelable lease for certain land and assets used by our manufacturing facilities in Ningjin, Langfang, Hebei, Penang, Malaysia and offices used by JA Beijing, JA Solar USA Inc., JA Solar Gmbh, JA Japan and JA Solar South Africa (PTY) Limited.

Non-cancelable purchase obligations

As of December 31, 2015, we had contracted for capital expenditures on machinery and equipment of RMB581.7 million (US$89.8 million).

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

Name	Age	Position
Baofang Jin	64	Executive Chairman of the Board of Directors and Chief Executive officer
Jian Xie	38	Director and President
Yuhong Fan	51	Director and Vice President
Bingyan Ren	70	Director
Erying Jia	61	Director
Hope Ni	44	Independent Director
Jiqing Huang	79	Independent Director
Yuwen Zhao	77	Independent Director
Shaohua Jia	66	Independent Director
Hexu Zhao	59	Chief Financial Officer
Wei Shan	60	Chief Technology Officer

Baofang Jin, Executive Chairman of the Board of Directors and Chief Executive Officer.  Mr. Jin has been our chairman since May 2005 and our executive chairman since July 2009. Mr. Jin also served as our chief executive officer from August 2009 to January 2010 and since January 2013. Mr. Jin has been the chairman and chief executive officer of Hebei Jinglong since 2003. From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company. Mr. Jin currently also serves as a vice-chairman of the Chinese People’s Political Consultative Conference of Ningjin County. Mr. Jin graduated from Hebei Broadcast and Television University, China, with an associate’s degree in 1996.

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

Yuhong Fan, Director and Vice President.  Mr. Fan has been our director since March 2015. He has also served as our vice president since July 2011, the general manager of Solar Silicon Valley from January 2010 to December 2015, and the deputy general manager of Jinglong Group since July 2009. Mr. Fan started his career at Jinglong Group and has held various managerial positions at Jinglong Group and within JA Solar overseeing multiple facets of our manufacturing operations, including wafer production, processing and quality assurance. Mr. Fan graduated from Hebei Broadcast and Television University, China, in June 1997.

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

Hope Ni, Independent Director.  Ms. Ni has been our independent director since August 2009. Ms. Ni has been an executive director at Cogobuy Group (Stock code: 00400.HK.) since March 1, 2015 and its chief investment officer since June 2014. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), ATA, Inc. (NASDAQ: ATAI) and Digital China Holdings Ltd. (Stock code: 00861.HK). In 2008, Ms. Ni served as the vice chairman of COGO Group Inc. From 2004 to 2007, Ms. Ni was the chief financial officer and director of COGO Group Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

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

Yuwen Zhao, Independent Director.  Mr. Yuwen Zhao has been our independent director since October 2009. Mr. Zhao has extensive experience in the study of high efficiency solar cell and solar energy materials. He is a renowned solar industry expert, currently serving as vice chairman of the Chinese Renewable Energy Industries Association and is a director of international solar energy industry associations such as PVSEC and WCPEC. Since 1978, Mr. Zhao has been the vice chairman, chief engineer, director of academic committee and chief scientist of Beijing Solar Energy Institute. He is also a member of the editorial board of Solar Energy Journal. Prior to his engagement at Beijing Solar Energy Institute, Mr. Zhao was a researcher in the Institute of Mechanics in the Chinese Academy of Sciences and 501 Institute of Ministry of Aerospace Industry. He is also the founder of Chinese National New Energy Engineering Research Center. Mr. Zhao graduated from Tianjin University in 1964 and studied in Germany in 1990 and 1991.

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

Hexu Zhao, Chief Financial Officer.  Mr. Zhao has been our chief financial officer since December 2013. Mr. Zhao previously served as our chief financial officer from July 2006 to May 2008. Since then, he has served as the chief financial officer at Legend Silicon Corporation, a Silicon Valley-based fabless semiconductor company, and Sky Solar Holdings Co., Ltd., a downstream solar-project developer. Mr. Zhao received his MBA degree in accounting from Golden Gate University in 1990, and his B.S. degree in naval engineering from Dalian Maritime University, China, in 1982.

Wei Shan, Chief Technology Officer.  Dr. Shan has been our chief technology officer since March 2015. Dr. Shan led our R&D efforts since 2008. He has more than three decades of experience in both academic research and industrial development over a number of important semiconductor material systems that include silicon, germanium, II-VI and III-V compounds, wide-band-gap nitrides, dilute III-nitrides and related nanostructures such as quantum wells, wires, and dots, as well as optoelectronic and photovoltaic device applications based on these material systems. His professional experience includes research fellow at Center for Laser and Photonics Research of Oklahoma State University, staff scientist at Material Sciences Division of Lawrence Berkeley National Laboratory (LBNL), leading scientist with Intematix Corporation in charge of US DOE funded hydrogen energy program. Dr. Shan received his Ph.D. in physics from Chinese Academy of Science in 1989, M.S. degree in Semiconductor Device Physics from Shanghai Institute of Technical Physics in 1985 and B.S. degree from Nanjing University in 1982.

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

Term of Directors and Officers

The term of each director is three years. Our directors may be removed from office by resolutions of the shareholders. Under the employment agreement generally entered into by us and our executive officers, the initial term of our executive officers is three to four years.

B.                          COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, we paid an aggregate compensation of RMB10 million (US$1.6 million) to our directors and executive officers. For the year ended December 31, 2015, we did not grant any options or restricted share units to our executive officers. Other than fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

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

During the year ended December 31, 2015, we did not grant any options or restricted share units to our employees under our 2006 Plan and 2014 Plan.

Our board has authorized a committee, currently consisting of Mr. Baofang Jin, our executive chairman and Mr. Jian Xie, our president and director, to approve option grants under our 2006 Plan and 2014 Plan.

As of March 31, 2016, we have granted options to purchase 23,299,000 ordinary shares and awarded 4,912,000 restricted share units under our 2006 Plan and 2014 Plan, options to purchase 5,019,500 ordinary shares and 691,110 restricted share units remained outstanding.

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

D.                          EMPLOYEES

As of December 31, 2013, 2014 and 2015, we had a total of 11,163, 12,300 and 12,550 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2015:

	Number of employees	Percentage of total
Manufacturing and engineering	10,113	80.59%
Quality assurance	1,019	8.12%
General and administration	667	5.31%
Purchasing and logistics	347	2.76%
Research and development	121	0.96%
Marketing and sales	218	1.74%
Others	65	0.52%
Total	12,550	100.00%

Of our total employees as of December 31, 2015, 3,512 were located in Ningjin, 3,271 were located in Yangzhou, 1,069 were located in Shanghai, 1,182 were located in Lianyungang, 1,858 were located in Hefei, and 1,658 were located in other cities in China and abroad.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2015, 1,703 of our employees held bachelor’s or higher degrees. A number of our employees have overseas education and industry experience.

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

E.                          SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2016, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 237,853,602 ordinary shares outstanding as of March 31, 2016.

Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Baofang Jin(3)	39,602,976	16.65
Jian Xie	*	*
Yuhong Fan	*	*
Bingyan Ren	*	*
Erying Jia	*	*
Hope Ni	*	*
Jiqing Huang	*	*
Yuwen Zhao	*	*
Shaohua Jia	*	*
Hexu Zhao	*	*
Wei Shan	*	*
All Directors and Officers as a Group	40,651,126	17.09

Principal Shareholders:
Jinglong Group Co., Ltd.(4)	38,897,366	16.35

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

(2)         In computing the percentage ownership of a person, we have included shares that the person has the right to acquire within 60 days after March 31, 2016, including through the exercise of any option, restricted shares, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

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

As of March 31, 2016, none of our existing shareholders has different voting rights from other shareholders.

To our knowledge, as of March 31, 2016, a total of 201,431,010ordinary shares are held by one record holder in the United States, which is the Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Wafer supply

We historically made prepayments to Jinglong Group under the silicon wafer supply contracts we entered into with Hebei Jingong. Due to the reorganization of Jinglong Group, Hebei Jinglong disposed its wafer production business in the middle of 2014 so we did not purchase any silicon wafer from Hebei Jinglong in 2015. Unused prepayment was RMB66.0 million (US$10.2 million) as of December 31, 2015 and will be deducted by the rental fee according to the supplemental agreements signed every quarter to offset this prepayment with rental fee under the operating lease agreements.

Guarantee

As of December 31, 2015, we received guarantees from Hebei Jinglong for short-term bank borrowing with a principal of RMB581.7 million (US$89.8 million). No amounts have been accrued as a loss contingency related to this guarantee because payment by us is not probable. The fair value of the guarantee as of December 31, 2015 was not material.

Leasing

We lease properties from Hebei Jinglong and another related party under operating lease agreements. We incurred rental expenses to Hebei Jinglong under operating lease agreements in the amount of RMB52.6 million (US$8.1 million) for the year ended December 31, 2015.

Transactions with other Related Parties

We sold solar power products to several related companies in the amount of RMB126.5 million (US$19.5 million) for the year ended December 31, 2015.

We outsourced processing service to several related companies. The processing service fee amounted to RMB8.4 million (US$1.3 million) for the year ended December 31, 2015.

We purchased RMB1,015.1 million (US$156.7 million) of silicon wafers and other raw material, from several related companies for the year ended December 31, 2015.

As of December 31, 2015, we received guarantees from Yangzhou JA Property Co., Ltd. for a short-term borrowing with a principal amount of RMB80 million (US$12.3 million).

We consider that these transactions were carried out at arm’s length with prices comparable to other similar transactions with unrelated third parties.

C.                          INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We have, from time to time, been involved in certain legal proceedings arising out of the ordinary course of our business, such as employment disputes and disputes with our suppliers.

On April 18, 2016, we were served with court papers for a lawsuit initially brought by Hemlock against JA Yangzhou in the Supreme Court of the State of New York (Index No. 650182/2015) on January 20, 2015, which was later amended on June 22, 2015. Hemlock claimed that JA Yangzhou breached its obligations under the long-term polysilicon supply contract entered into between Hemlock and JA Yangzhou, and alleged damages in an amount of no less than US$921 million. The action remains at its preliminary stages. We believe the case is without merit and intend to defend the action vigorously.

Except for the claim mentioned above, we are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or profitability.

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

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our subsidiaries in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our PRC subsidiaries are required to make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Our PRC subsidiaries are required to transfer at least 10% of their profit after taxation (as determined under accounting principles generally accepted in the PRC at each year-end) to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the discretion of our PRC subsidiaries. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends. The general reserves made by our PRC subsidiaries in 2013, 2014 and 2015 were RMB1.8 million, RMB26.7 million and RMB116.3 million (US$18.0 million), respectively. We made a net reversal of RMB6.5 million from general reserves to retained earnings in 2013.

B.                          SIGNIFICANT CHANGES

None.

ITEM 9.                                                THE OFFER AND LISTING

A.                          OFFER AND LISTING DETAILS

Our ADSs, each representing five of our ordinary shares, are quoted on the NASDAQ Global Select Market. Our ADSs trade under the symbol “JASO.” From the initial listing of our ADSs on the NASDAQ Global Select Market on February 7, 2007 to February 7, 2008, the trading prices of our ADSs ranged from US$16.17 to US$76.50 per ADS. From the day after the date of our 3-for-1 ADS split on February 7, 2008 to December 7, 2012, each of our ADSs represented one ordinary share and the trading price of our ADSs on the NASDAQ Global Select Market ranged from US$0.58 to US$27 per ADS. From the day after the date of our 1-for-5 reverse ADS split on December 10, 2012 through April 26, 2016, the trading price of our ADSs has ranged from US$3.21 to US$13.14 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
2011	8.57	1.21
2012 (through December 7, 2012)	2.34	0.58
2012 (from December 10, 2012 to December 31, 2012)	4.38	3.21
2013	12.80	3.37
2014	13.14	6.70
2015	10.80	6.30
Quarterly Highs and Lows
2014
First Quarter of 2014	13.14	8.35
Second Quarter of 2014	11.68	8.91
Third Quarter of 2014	10.98	8.33
Fourth Quarter of 2014	9.55	6.70
2015
First Quarter of 2015	10.15	7.43
Second Quarter of 2015	10.80	8.01
Third Quarter of 2015	8.84	6.30
Fourth Quarter of 2015	10.09	7.75
Monthly Highs and Lows
2015
October 2015	8.84	7.75
November 2015	8.95	7.85
December 2015	10.09	8.70
2016
January 2016	9.78	7.88
February 2016	9.17	8.00
March 2016	9.30	8.29
April 2016 (through April 26, 2016)	9.10	8.45

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

Our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each. There were 237,853,602 ordinary shares issued and outstanding as of December 31, 2015, not including 1,238,310 ordinary shares issued to and held by the depositary for the purpose of future option exercise.

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

D.                          EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange.”

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

If the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold tax at the rate of 10% (or a lower rate under an applicable tax treaty, if any) from dividends we pay to our non-PRC resident enterprise shareholders (20% for non-PRC individual shareholders), including the holders of our ADSs. In addition, non-PRC holders of shares and ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares at the same rates if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC holders of shares and ADSs would be able to claim the benefits of any tax treaties between their jurisdictions of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item.3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the CIT Law and be subject to the PRC taxation on our worldwide income.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax  considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders, as defined below, that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986 as amended (the “Code”). This summary is based upon existing United States federal tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

Passive Foreign Investment Company Considerations

Although it is likely that we were a PFIC in the past, based on the market price of ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended on December 31, 2015, and we do not expect to be a PFIC for our current taxable year ending December 31, 2016 or in the foreseeable future. However, we can give no assurances in this regard as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.

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

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock.  Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NASDAQ Global Select Market) or other market as defined in applicable United States Treasury Regulations.  We believe that our ADSs, but not ordinary shares, qualify as being regularly traded on the NASDAQ Global Select Market, but no assurances may be given in this regard.  If a U.S. Holder makes this election, the holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.  The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  Although no assurance may be given, we believe that our ADSs are readily tradable on the NASDAQ Global Select Market, which is an established securities market in the United States.  There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years.  Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  If, however, we are deemed to be a PRC “resident enterprise” under PRC tax law, see “Item 10. Additional Information —E. Taxation — People’s Republic of China Taxation,” we may be eligible for the benefits of the United States-PRC income tax treaty.  If we are eligible for such benefits, dividends we pay on our ordinary shares could be eligible for the reduced rate of taxation, regardless of whether such shares are represented by ADSs.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of our borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2015, we had RMB2.4 billion (US$375.7 million) of short-term borrowings and long-term borrowings (current portions) and RMB2.5 billion (US$379.9 million) of long-term borrowings (excluding current portions), with an average interest rate of 5.7% per annum. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in an increase of approximately RMB48.9 million (US$7.6 million) in interest expense for the year ended December 31, 2015. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. A certain portion of our revenues and expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We recorded a foreign exchange gain of RMB31.9 million (US$4.9 million) in 2015 primarily due to the appreciation of U.S. dollar against RMB. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Fluctuations in currency exchange rates, particularly between JPY/Euro/U.S. dollar and Renminbi, may continue to have a significant effect on our net profit margins and would result in foreign currency exchange gains and losses on our assets and liabilities denominated in JPY/Euro/U.S. dollar. Any appreciation of Renminbi against JPY/Euro/U.S. dollar could result in a change to our statement of operations. On the other hand, any depreciation of Renminbi to JPY/Euro/U.S. dollar could reduce the Renminbi equivalent amounts of our financial results, the proceeds from our public offerings and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. Since 2009, we have entered into foreign currency forward contracts with commercial banks to hedge part of our exposure to foreign currency exchange risk for the forecasted sales denominated in foreign currencies. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated transactions. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forego the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have recorded a provision balance of RMB125.8 million (US$19.4 million) for potential losses against these prepayments as of December 31, 2015. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Prepayment arrangements for procurement of silicon wafers and/or polysilicon from our major suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

We extend credit terms to certain customers after assessing a number of factors to determine whether collections from the customers are probable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer credit worthiness and current economic trends. We recorded RMB259.8 million (US$40.1 million) for doubtful accounts as of December 31, 2015. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

None.

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

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2015, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for services provided by our principal accountants for each of the fiscal years 2014 and 2015:

	For the Year Ended December 31,
	2014	2015
	(RMB in million)
Audit fees(1)	9.6	10.0
Tax fees(2)	—	0.5

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)         “Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for the tax compliance, tax advice and tax planning.

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 18, 2014, our board of directors approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$90 million worth of our issued and outstanding ADSs prior to November 17, 2015. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in accordance with applicable securities laws and subject to restrictions relating to volume, price and timing. For the period from July 7, 2015 to December 31, 2015, we repurchased 2,971,163 ADSs for a consideration of US$22,440,558 under our share repurchase program.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2015 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(2)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
July 2015	769,187	7.27	769,187	84,187,455
August 2015	1,188,014	7.44	1,188,014	73,430,742
September 2015	1,013,962	7.96	1,013,962	67,559,442

(1)         On November 18, 2014, our board of directors approved a share repurchase program, under which we may repurchase up to US$90 million worth of our issued and outstanding American Depositary Shares prior to November 17, 2015.

(2)         Each ADS represents five Class A ordinary shares.

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

Date: April 28, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ equity, and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in  Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing in item 15 of this Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2016

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2014	2015
			RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	2	(d)	2,155,009	2,883,294
Restricted cash	2	(d)	833,084	663,518
Notes receivable	5		74,984	837,711
Accounts receivable from third party customers, net	6		2,079,465	2,704,300
Accounts receivable from related party customers, net	6,25	(b)	382,276	168,475
Inventories	7		1,886,268	1,660,542
Advances to third party suppliers, net	8		277,595	434,116
Advances to related party suppliers, net	8,25	(b)	60,000	39,194
Amount due from related parties	25	(b)	47,890	45,654
Other current assets	9,14,21,27		713,763	448,560
Deferred tax assets	12		90,169	139,143
Total current assets			8,600,503	10,024,507
Property, plant and equipment, net	10		4,166,747	4,365,348
Project assets, net	2	(r)	651,494	1,028,615
Intangible asset, net	11		12,728	12,234
Deferred tax assets	12		148,522	196,196
Advances to third party suppliers, net	8		441,559	168,584
Advances to related party suppliers, net	8, 25	(b)	10,145	26,757
Prepaid land use rights	14		438,556	428,493
Investment in joint venture and affiliates	4		13,524	55,169
Total assets			14,483,778	16,305,903

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2014	2015
			RMB	RMB
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long term borrowings	15		2,297,533	2,433,357
Accounts payable to third parties			2,439,097	2,027,059
Accounts payable to related parties	25	(a)	331,202	362,408
Tax payables			79,562	125,342
Advances from third party customers			243,959	672,845
Advances from related party customers	25	(a)	—	19,022
Other payables to third parties	17		693,371	894,273
Payroll and welfare payables			234,168	294,620
Accrued expenses	18		147,294	267,172
Amounts due to related parties	25	(a)	8,115	7,478
Derivatives liabilities - warrants	22,27		105,785	71,237
Total current liabilities			6,580,086	7,174,813
Accrued warranty costs	19		251,740	380,132
Other long-term liabilities	13		282,684	372,793
Long-term borrowings	15		1,902,400	2,461,017
Total liabilities			9,016,910	10,388,755

Commitments and Contingencies	26
Shareholders’ equity :
Ordinary shares(US$0.0001 par value; 500,000,000 shares authorized, 252,301,917 and 237,853,602 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively)	30		186	176
Additional paid-in capital			5,638,703	5,649,304
Statutory reserves	23	(b)	436,807	553,144
Accumulated deficit			(726,610)	(358,977)
Accumulated other comprehensive income/(loss)			11,086	(23,952)
Total shareholders’ equity attributable to JA Solar Holdings			5,360,172	5,819,695
Noncontrolling interest			106,696	97,453
Total shareholders’ equity			5,466,868	5,917,148
Total liabilities and shareholders’ equity			14,483,778	16,305,903

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE(LOSS)/INCOME

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2013	December 31, 2014	December 31, 2015
		RMB	RMB	RMB
Revenues
Solar modules		4,388,251	9,291,940	12,688,843
Solar cells and other products		2,413,645	1,847,456	761,931
Electricity generation		—	—	64,226
Solar products processing		380,893	156,127	10,407
Total revenues		7,182,789	11,295,523	13,525,407
Cost of revenues
Solar modules		(3,861,178)	(7,843,582)	(10,520,727)
Solar cells and other products		(2,270,052)	(1,602,597)	(675,384)
Electricity generation		—	—	(29,736)
Solar products processing		(289,270)	(92,849)	(6,971)
Total cost of revenues		(6,420,500)	(9,539,028)	(11,232,818)
Gross profit		762,289	1,756,495	2,292,589
Selling, general and administrative expenses		(765,236)	(954,307)	(1,246,449)
Research and development expense		(88,306)	(139,683)	(148,548)
Impairment loss on project assets		—	—	(32,574)
Total operating expenses		(853,542)	(1,093,990)	(1,427,571)
(Loss)/income from operations		(91,253)	662,505	865,018
Change in fair value of derivatives	21,22,27	(51,867)	84,484	44,033
Interest expense		(285,618)	(229,665)	(249,382)
Interest income		17,091	28,213	25,571
Foreign exchange (loss)/gain		(43,828)	(61,822)	31,890
(Loss)/income from equity method investments	4	(2,108)	3,211	6,180
Other income, net	13	16,064	33,114	48,492
(Loss)/income before income taxes		(441,519)	520,040	771,802
Income tax benefit/(expense)	12	15,027	(73,390)	(157,332)
Net (loss)/income		(426,492)	446,650	614,470
Less: (earnings)/loss attributable to the noncontrolling interest		(2,788)	(22,879)	9,243
Net (loss)/income attributable to JA Solar Holdings		(429,280)	423,771	623,713
Less: fair value of warrants in excess of net proceeds of equity offering	22	(44,396)	—	—
Less: allocation of net income to a participating warrant holder		—	(77,174)	(107,828)
Net (loss)/income attributable to JA Solar’s ordinary shareholders		(473,676)	346,597	515,885

Net (loss)/income		(426,492)	446,650	614,470
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of tax		9,507	4,597	(35,038)
Other comprehensive income/(loss)		9,507	4,597	(35,038)
Comprehensive (loss)/income		(416,985)	451,247	579,432
Less: comprehensive (income)/loss attributable to the noncontrolling interest		(2,788)	(22,879)	9,243
Comprehensive (loss)/income attributable to JA Solar Holdings		(419,773)	428,368	588,675
Less: fair value of warrants in excess of net proceeds of equity offering	22	(44,396)	—	—
Less: allocation of net income to a participating warrant holder			(77,174)	(107,828)
Comprehensive (loss)/income attributable to JA Solar’s ordinary shareholders		(464,169)	351,194	480,847

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE(LOSS)/INCOME (continued)

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2013	December 31, 2014	December 31, 2015
		RMB	RMB	RMB

Net (loss)/income per share:
Basic		(2.35)	1.43	2.12
Diluted		(2.35)	1.38	2.12
Weighted average number of shares outstanding :	24
Basic		201,317,884	242,192,859	243,506,821
Diluted		201,317,884	242,863,084	243,744,921
Net (loss)/income per ADS:
Basic		(11.76)	7.17	10.59
Diluted		(11.76)	6.88	10.58
Weighted average number of ADS:
Basic		40,263,577	48,438,572	48,701,364
Diluted		40,263,577	48,572,617	48,748,984

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)

	Ordinary shares		Additional	Statutory	Accumulated	Accumulated other comprehensive	Total JA Solar Holdings shareholders’	Non-controlling	Total shareholders’
	Shares	Amount	paid-in capital	reserves	deficit	Income/(loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2012	199,863,607	153	5,135,587	416,647	(656,545)	(3,018)	4,892,824	—	4,892,824
Share based compensation	—	—	9,401	—	—	—	9,401	—	9,401
Exercise of stock options	401,750	0	3,389	—	—	—	3,389	—	3,389
Vesting of restricted share units	1,281,890	0	—	—	—	—	—	—	—
Reversal of statutory reserves	—	—	—	(6,497)	6,497	—	—	—	—
Acquisition of a subsidiary(Note 3)	—	—	—	—	—	—	—	81,029	81,029
Issuance of ordinary shares, net of warrants issuance (Note 22)	15,228,425	9	—	—	—	—	9	—	9
Exercise of warrants (Note 22)	10,724,165	8	178,800	—	—	—	178,808	—	178,808
Fair value of warrants in excess of net proceeds of equity offering (Note 22)	—	—	—	—	(44,396)	—	(44,396)	—	(44,396)
Net (loss)/income	—	—	—	—	(429,280)	—	(429,280)	2,788	(426,492)
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	9,507	9,507	—	9,507
Balance at December 31, 2013	227,499,837	170	5,327,177	410,150	(1,123,724)	6,489	4,620,262	83,817	4,704,079

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
						other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	deficit	Income/(loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2013	227,499,837	170	5,327,177	410,150	(1,123,724)	6,489	4,620,262	83,817	4,704,079
Share based compensation	—	—	16,281	—	—	—	16,281	—	16,281
Exercise of stock options	268,750	0	2,171	—	—	—	2,171	—	2,171
Vesting of restricted share units	85,000	0	—	—	—	—	—	—	—
Statutory reserves	—	—	—	26,657	(26,657)	—	—	—	—
Exercise of warrants (Note 22)	24,448,330	16	293,074	—	—	—	293,090	—	293,090
Net (loss)/income	—	—	—	—	423,771	—	423,771	22,879	446,650
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	4,597	4,597	—	4,597
Balance at December 31, 2014	252,301,917	186	5,638,703	436,807	(726,610)	11,086	5,360,172	106,696	5,466,868

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
						other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	deficit	Income/(loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2014	252,301,917	186	5,638,703	436,807	(726,610)	11,086	5,360,172	106,696	5,466,868
Share based compensation	—	—	9,405	—	—	—	9,405	—	9,405
Exercise of stock options	140,000	0	1,196	—	—	—	1,196	—	1,196
Vesting of restricted share units	267,500	—	—	—	—	—	—	—	—
Statutory reserves	—	—	—	116,337	(116,337)	—	—	—	—
Shares repurchase (Note 31)	(14,855,815)	(10)	—	—	(139,743)	—	(139,753)	—	(139,753)
Net (loss)/income	—	—	—	—	623,713	—	623,713	(9,243)	614,470
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	(35,038)	(35,038)	—	(35,038)
Balance at December 31, 2015	237,853,602	176	5,649,304	553,144	(358,977)	(23,952)	5,819,695	97,453	5,917,148

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	RMB

Cash flows from operating activities:
Net (loss) / income	(426,492)	446,650	614,470
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Share based compensation	9,401	16,281	9,405
Depreciation and amortization	595,792	685,345	797,671
Allowance for doubtful accounts	91,016	15,383	(4,746)
Write off of other current asset	—	—	19,078
Inventory provision	119,936	15,073	6,905
Allowance for advance to third party suppliers	10,392	56,980	1,045
Amortization of deferred issuance cost and accretion of convertible notes	35,030	—	—
Change in fair value of derivatives	51,867	(84,484)	(44,033)
Gain on acquisition of a subsidiary	—	(4,628)	—
Loss/(income) from equity method investments	2,108	441	(2,147)
Revaluation gain from acquisition of a subsidiary	—	(3,652)	—
Exchange gain	(261)	(850)	(11,274)
(Gain)/loss from disposal of fixed assets	(950)	16,831	21,182
Impairment on project assets	—	—	32,574
Deferred income taxes	(28,489)	(116,232)	(96,648)
Changes in operating assets and liabilities:
(Increase)/decrease in notes receivables	(58,263)	132,240	(762,727)
Decrease/(increase) in accounts receivables from third party customers	847,518	(1,346,434)	(659,587)
(Increase)/decrease in accounts receivables from related party customers	(196,481)	(86,579)	213,801
(Increase)/decrease in inventories	(500,761)	(551,171)	218,821
Decrease in advance to third party suppliers	175,581	265,094	115,409
(Increase)/decrease in advance to related party suppliers	(2,586)	43,458	4,194
Decrease /(increase) in other current assets and amount due from related parties	256,591	(167,030)	257,846
Increase in prepaid land use rights	(225,410)	—	—
Increase/(decrease) in accounts payable	598,716	887,668	(380,832)
(Decrease)/increase in tax payable	(80,819)	81,723	45,780
Increase in advance from customers	125,848	41,236	447,908
Increase in other payables	90,385	105,044	132,153
Increase in payroll and welfare payables	7,363	31,499	60,452
(Decrease)/increase in accrued expenses	(60,821)	(18,669)	119,878
Decrease in interest payable	(4,123)	—	—
(Decrease)/increase in amounts due to related parties	(6,019)	4,301	(637)
Increase in accrued warranty costs	44,671	92,843	128,392
Decrease in other long-term liabilities	(6,063)	(32,192)	(26,788)
Net cash provided by operating activities	1,464,677	526,169	1,257,545

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property, plant and equipment	(381,657)	(649,624)	(891,925)
Proceeds from disposal of property, plant and equipment	3,668	6,420	3,576
Purchase of intangible assets	(5,561)	(945)	(1,818)
Investments in project assets	(8,405)	(473,663)	(382,817)
Government grants received	126,900	45,300	230
Proceeds from disposal of a subsidiary	—	(3,038)	—
Cash paid for acquisition of a subsidiary, net of cash acquired	45,109	(38,945)	—
Cash paid for purchase of an equity investee	—	(13,600)	—
Decrease/(increase) in restricted cash	(394,034)	(244,671)	169,566
Net cash used in investing activities	(613,980)	(1,372,766)	(1,103,188)
Cash flows from financing activities:
Proceeds from short-term borrowings	1,534,339	2,913,292	2,969,303
Proceeds from long-term borrowings	—	1,810,400	797,017
Proceeds from financing lease	—	—	41,808
Proceeds from exercise of stock options	3,389	2,171	1,196
Proceeds from issuance of ordinary shares	128,529	—	—
Proceeds from issuance of ordinary shares upon exercise of warrants	143,107	286,747	—
Repayment of short-term borrowings	(1,411,716)	(1,758,307)	(3,084,106)
Repurchase of shares	—		(139,753)
Repayment of long-term borrowings	(1,429,547)	(2,377,034)	(22,000)
Repayment of convertible notes	(740,027)	—	—
Net cash provided by/(used in) financing activities	(1,771,926)	877,269	563,465
Effect of exchange rate changes on cash and cash equivalents	9,507	4,597	10,463
Net increase/(decrease) in cash and cash equivalents	(911,722)	35,269	728,285
Cash and cash equivalents at the beginning of the year	3,031,462	2,119,740	2,155,009
Cash and cash equivalents at the end of the year	2,119,740	2,155,009	2,883,294
Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	300,282	290,026	224,237
Cash paid for income tax	84,377	121,088	160,526
Supplemental schedule of non-cash investing and financing activities:
Purchases of property, plant and equipment included in other payables and long-term liabilities	221,232	195,069	286,114
Purchases of project assets included in other payables	—	134,667	187,230
Swap accounts receivable from third party customers for equity method investment	—	—	39,498
Project assets transferred from inventories	39,341	—	—

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

JA Solar Holdings Co., Ltd. was incorporated in the Cayman Islands on July 6, 2006. In February 2007, the Company’s ADS became listed on the NASDAQ Global Market in the United States. The Group is primarily engaged in the development, production and marketing of high-performance solar power products, and sales of electricity produced by the solar power plants.

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

In January 2013, the Company completed the acquisition of 65% equity interest of Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”).

In March 2011, the Company entered into a joint venture agreement with MEMC Singapore to form a jointly-owned company named JA MEMC (Yangzhou) Solar Technology Company Ltd. (“JA MEMC”). In June 2014, the Company completed the acquisition of 50% of JA MEMC’s total equity interests held by MEMC Singapore. Thereafter, JA MEMC became wholly owned subsidiary of the Company. Subsequently, JA MEMC’s assets were transferred to JA Yangzhou and JA MEMC was dissolved in December 2014.

Majority of the Group’s business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd. (“JA Hebei”), JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”), Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”), Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”), Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”), Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”), and Dunhuang JA Solar Power Development Co., Ltd. (“JA Dunhuang”), in which the Company indirectly holds a 100% interest.

As of December 31, 2015, the Company’s principal subsidiaries include the following entities:

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES(continued)

As of December 31, 2015, the Company’s principal subsidiaries include the following entities (continued):

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Jinglong Solar Technology Co., Ltd. (“JA Jinglong”)	July 5, 2010	PRC	100%
Donghai JA Solar Technology Co., Ltd. (“JA Wafer R&D”)	November 4, 2010	PRC	100%
JA (Hefei) Renewable Energy Co., Ltd. (“JA Hefei Renewable Energy”)	March 30, 2011	PRC	100%
Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”)	July 8, 2011	PRC	100%
JA Solar Investment China Co., Ltd (“JA Investment”)	October 31, 2011	PRC	100%
Silver Age Holdings Limited (“Silver Age”)	November 30, 2011	BVI	100%
Full Shine Holdings Limited (“Full Shine”)	November 30, 2011	Hong Kong	100%
Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”)	November 30, 2011	PRC	100%
JA Solar Japan Limited (“JA Japan”)	July 12, 2012	Japan	100%
Dunhuang JA Solar Power Development Co., Ltd (“JA Dunhuang”)	July 23, 2012	PRC	100%
Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”)	January 29, 2013	PRC	65%
JA Solar Investment (Hong Kong) Limited	May 16, 2013	Hong Kong	100%
JA Solar Australia PTY Limited	June 12, 2013	Australia	100%
JA Solar PV Technology Co., LTD	January 13, 2014	PRC	100%
JA Solar PV Electric (Shexian) Co,. Ltd	March 10, 2014	PRC	100%
Aiyouen Power Electric (Yinchuan) Co,. Ltd	March 25, 2014	PRC	65%
Beijing JA Solar PV Technology Co., Ltd.	April 14, 2014	PRC	100%
JA Solar PV Electric (Huanghua) Co,. Ltd	July 1, 2014	PRC	100%
JA Solar South Africa (PTY) Limited	July 5, 2014	South Africa	100%
JA Solar PV Electric (Yanchi) Co,. Ltd	July 17, 2014	PRC	100%
JA New Energy Development (Hebei) Co., Ltd.	August 25, 2014	PRC	100%
JA Solar PV Electric (Chifeng) Co,. Ltd	October 20, 2014	PRC	100%
JA Solar PV Electric (Wulanchabu) Co,. Ltd	November 12, 2014	PRC	100%
JA Solar Malaysia Sdn. Bhd.	December 10, 2014	Malaysia	100%
Jingneng New Energy Development (Renxian) Co., Ltd.	March 23, 2015	PRC	100%
Jingneng New Energy Development (Lincheng) Co., Ltd. (“Lincheng Jingneng”)	April 20, 2015	PRC	100%
JA Solar PV Electric (Jarud) Co., Ltd.	May 5, 2015	PRC	100%
JA Solar Technology (Karamay) Co., Ltd.”	May 11, 2015	PRC	100%
JA Solar (Xingtai) Co., Ltd.	July 13, 2015	PRC	100%
JA Solar PV Electric Hoboksar) Co., Ltd.	July 27, 2015	PRC	100%

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies

a)             Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is presented as non-controlling interest. All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

c)              Fair value of financial instruments

The Company estimated the fair value of its financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosure . ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

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

d)             Cash, cash equivalents and restricted cash

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Restricted cash as of December 31, 2014 and 2015 represents amounts held by banks, which are not available for the Group’s use, as collateral for issuance of letters of credit, letters of guarantee, bank acceptance notes as well as certain borrowings.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

g)             Inventories (continued)

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

If it is determined that a loss provision calculation is necessary considering the status of a LTA and all facts and circumstances impacting the evaluation, the Company follows the guidance of ASC 330-10-35-17 and assesses whether there should be loss on the firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, the Company uses the stated contract price and volume under the relevant LTA as the major assumptions. Loss provision will be provided if the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period

There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2013, 2014 and 2015. (Refer to Note 7 Inventories)

h)             Short-term and long-term advances to suppliers

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

Construction in progress primarily represents the construction of new production lines and buildings. Costs incurred in the construction are capitalized and transferred to property, plant and equipment when an asset is ready for its intended use, at which time depreciation commences. Interest expense incurred for qualifying assets are capitalized in accordance with ASC 835-20, Capitalization of Interest.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

j)                Property, plant and equipment, net (continued)

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income upon disposal.

k)             Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Company from the leasing company, are charged to the Consolidated Statements of Operations and Comprehensive (Loss)/Income on a straight-line basis over the lease periods. Leases that qualify as capital leases are recorded at the lower of the fair value of the asset or the present value of the future minimum lease payments over the lease term generally using the Company’s incremental borrowing rate. Assets leased under capital leases are included in property, plant and equipment and generally are depreciated over the lease term. Lease payments under capital leases are recognized as a reduction of the capital lease obligation and interest expense.

l)                Business combination

Business combinations are accounted for under the acquisition method in accordance with ASC 805, Business Combinations. The consideration transferred is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the fair value of consideration transferred , fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquire is less than the fair value of the net assets of the entity acquired, the difference, a bargain purchase, is recognized as a gain directly in the Statements of Operations and Comprehensive (Loss)/Income upon obtaining control. In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

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

2.              Summary of significant accounting policies (continued)

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

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. In the years ended December 31, 2013, 2014 and 2015, the Group did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

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

(iii)           Revenue recognition for electricity generation

The Group recognizes electricity generation revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The price of electricity includes a portion that is subsidized by the Chinese central government. Subsidized portion of electricity generation revenue is recognized after the Company meets the subsidy criterion, which includes electricity sales agreement with state grid, electricity generation and government approval of the Company’s application of the subsidy.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

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

Cost of revenue — electricity generation

Cost of electricity generation revenue includes depreciation of solar power project assets and costs associated with operation and maintenance of the power plants came into use.

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

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Project assets completed and connected to the grid
Power station cost	—	626,911
Less: Accumulated depreciation	—	(25,685)
Subtotal	—	601,226

Project assets in-process
Modules cost	325,640	177,602
Equipment, development and other cost	325,854	249,787
Subtotal	651,494	427,389

Project assets, net	651,494	1,028,615

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environmental, ecological, permitting, marketing price or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. As of December 31, 2015, the Company impaired project assets with the amount of RMB 32,574 as a result of the Company’s decision to suspend the construction of these projects. No impairment of the project assets was recorded as of December 31, 2014.

Costs capitalized in the construction of solar power plants under development will be transferred to solar power plants upon completion and when they are ready for its intended use, which is at the point when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for its intended use. Depreciation will be computed using the straight-line method over the expected life of about 20 years (shorter of land use right or the estimated useful life of module used in project assets). As of December 31, 2015, RMB 601,226 of project assets had been completed and connected to the grid. Depreciation expenses of project assets were RMB25,685 for the years ended December 31, 2015. No solar power plant of the Company was ready for its intended use as of December 31, 2014.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

r)              Project assets (continued)

As of December 31, 2014, project assets with net book value of RMB 310,029 were pledged as collateral for the Group’s borrowings of RMB 200,000 from Industrial and Commercial Bank of China. As of December 31, 2015, project assets with net book value of RMB 601,226 were pledged as collateral for the Group’s borrowings of RMB 588,000 from Industrial and Commercial Bank of China.

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

v)             Warranty cost

Solar modules produced by the Group are typically sold with a 10-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum electricity generation capacity at the time of delivery. The Group therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Group accrues 1.0% of its net revenues attributable to module sales as warranty costs at the time revenues are recognized and include that amount in its cost of revenues. Due to limited warranty claim history, the Group accrues the estimated costs of warranties based on its own history, industry data and an assessment of its competitors’ accrual history. Through the Group’s relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Group believes that accruing 1.0% of its net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Group in estimating the long-term reliability of solar modules, estimates of failure rates from its quality review and other assumptions that it believes to be reasonable under the circumstances. However, although the Group conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

w)           Foreign currencies translation (continued)

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

x)             Segment reporting

The Group has adopted ASC 280, Segment Reporting, for its segment reporting. The Group’s chief decision-maker (“CODM”), which is identified as the Chief Executive Officer, reviews operating results to make decision about allocating resources and assessing performance by segment. The Group operates and manages its business by two segments.

The Group’s first segment is the design, development, and manufacture of PV products (“manufacturing segment”).

The Group’s second segment is the downstream solar projects (“solar projects segment”), through which the Group connects solar projects to the grid and get the revenue from electricity generation.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

ad)                    Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Company’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date. The Company is in the process of determining what impact, if any, the adoption of ASU 2014-09 will have on its financial statements and related disclosures. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In April 2015, the FASB issued Accounting Standards Update (ASU) 2015-03 “Simplifying the Presentation of Debt Issuance Costs”, which amends ASC Subtopic 835-30, Interest - Imputation of Interest. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. As of December 31, 2015, the debt issuance costs of the Company is nil.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”) which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company has evaluated the impact of adopting this guidance and has concluded it will likely have no effect on the financial statements as the Company’s adjustments already reflect the concept of net realizable value. Inventory provisions are generally full write-downs for the affected inventory.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has not yet selected an adoption method. The impact of adopting this guidance is not expected to be material to the consolidated financial statements given the Company’s deferred tax amounts. As of December 31, 2015, the current portion of deferred tax assets and deferred tax liability is RMB 139,143 and RMB nil, respectively.

In February 2016, the FASB issued an ASU 2016-02, “Leases (Topic 842).” The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. This ASU is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Group is currently evaluating the impact the pronouncement will have on the Company’s financial statements and related disclosures.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.              Summary of significant accounting policies (continued)

ad)                    Recent accounting pronouncements (continued)

In March 2016, the FASB issued Accounting Standards Update (ASU) 2016-09 “Improvements to Employee Share-based Payment Accounting”, which amends ASC Topic 718, Compensation — Stock Compensation . The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Group is currently evaluating the impact the pronouncement will have on the Company’s financial statements and related disclosures.

3.              Acquisition

a)             Acquisition of Ningjin Songgong

M.SETEK Co., Ltd (“M.SETEK”), one of the largest suppliers located in Japan, failed to make majority of scheduled delivery since March 2011, and the Group elected to claim the outstanding prepayment from M.SETEK pursuant to the contract. In order to settle the prepayments, the Group reached a settlement agreement with M.SETEK on March 8, 2012 that M.SETEK used its dividend distribution from Ningjing Songgong, its 65%-owned subsidiary located in PRC, to repay part of the prepayments amounting to RMB 69,500, and also transfer its 65% equity interests in Ningjin to the Group.

The share transfer agreement was formally signed on July 23, 2012 and the transaction was subject to approval by relevant government. Considering a continued decrease in selling price of solar products and recession of solar industry, in the year ended December 31, 2012, an impairment provision of RMB 96,517 was provided against prepayment made to M. SETEK, as the fair value of the equity interest in Ningjin Songgong based on discounted future cash flows analysis exceeds the equity interest transfer price, which was based on the fair value of equity interest in Ningjing Songgong at the time of settlement in March 2012.

On January 29, 2013, M.SETEK transferred its 65% equity interest in Ningjin Songgong to the Group upon obtaining relevant government approval for a total consideration of RMB 150,483, which was settled by the existing prepayment balance to M.SETEK.. The group started consolidating Ningjing Songgong effective February 1, 2013 and recognized the non-controlling interest related to the transaction.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.              Acquisition (continued)

a)             Acquisition of Ningjin Songgong(continued)

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

Year ended
December 31, 2013
RMB
(Unaudited)
Pro forma revenue	7,197,985
Pro forma net loss	(425,155)
Pro forma loss attributable to holders of common shares	(428,005)
Pro forma loss per share:
Basic	(2.13)
Diluted	(2.13)
Weighted average number of shares used in computation:
Basic	201,317,884
Diluted	201,317,884

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.              Acquisition (continued)

a)             Acquisition of Ningjin Songgong(continued)

The unaudited pro forma consolidated results of operations is for illustrative purpose only and do not purport to be indicative of the results that would have been achieved if the above acquisition had actually taken place on January 1, 2012, and may not be indicative of future operating results. The unaudited pro forma net loss includes RMB 17,236 for the reduction of depreciation expenses of property, plant and equipment the year ended December 31, 2013.

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

Upon completion, JA MEMC became a wholly-owned subsidiary of the Group. As a result of the acquisition, revaluation gain of RMB 3,652 was recognized in income from equity method investments, representing the difference of the fair value of previously held 50% equity and the then carrying amount of that investment. In addition, a negative goodwill of RMB 4,628 was recognized and recorded as other income, reflecting the excess of the fair value of the identified net assets of the acquiree and the consideration transferred. Immediately after the acquisition, JA MEMC transferred all of its assets and liabilities to JA Yangzhou and was dissolved in December, 2014. The Group fully consolidated JA MEMC after the completion of the equity transfer until its dissolution.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

4.              Investments in joint venture and affiliates

a)             Investment in JA MEMC

In March 2011, the Group entered into a joint venture agreement with SunEdison Products Singapore Pte.Ltd. (“SunEdison”), (formerly known as MEMC Singapore Pte.Ltd.,) to form a jointly-owned company JA MEMC, to build and operate a solar cell production facility in China. Pursuant to the joint venture agreement, JA Yangzhou and SunEdison each contributed a capital investment of RMB 96,211 in cash, which represents 50% of the share capital of JA MEMC. The Group accounts for its investment in the joint venture using the equity method and the Group’s share of JA MEMC’s results of operations is included in equity gain/(loss) for a joint venture in the Group’s Consolidated Statements of Operations and Comprehensive (Loss)/Income. The Group’s equity in net loss of JA MEMC amounted to RMB 2,108 and RMB 441 for the years ended December 31, 2013 and 2014.

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

b)             Investment in Datang Angli

In 2012 and 2013, the Group sold PV module to Shandong Angli PV technology Ltd. (“Shandong Angli”) for RMB 47.0 million (“the Receivable”). In 2015, Shandong Angli settled its liability with the Company through a debt restructuring agreement (“the Agreement”). The agreement was signed by the Company, Shandong Angli and Ningxia Angli PV technology Ltd. (“Ningxia Angli”), the related party of Shandong Angli. According to the agreement, Ningxia Angli transferred 29.16% of equity shares of Datang Angli (Lingwu) New Energy Co., Ltd. (“Datang Angli”) to the Company in exchange for the settlement of RMB 47.0 million receivable from Shandong Angli. The Group accounts for its investment of 29.16% in Datang Angli at its fair value, amounted to RMB 39,498 with equity method because the Group has significant influence, but no voting control over Datang Angli. As the original accounts receivable balance of RMB 47.0 million from Shandong Angli was fully reserved in 2013, the Company recorded a gain of RMB 39.5 million in selling, general and administrative expenses upon the receipt of the investment in Datang Angli. The remaining RMB 7.5 million allowance for difference between the Receivable gross amount Rmb 47.0 million and the RMB 39.5 million fair value of Datang Angli, was written off in 2015 against the remaining original balance. In 2015, the Group picked up the 29.16% of the net profit generated from Datang Angli with RMB 44 (Refer to Note 6).

c)              Investment in Lincheng

JA Solar PV Electric (Lincheng) Co., Ltd. (“Lincheng”), a company 100% owned by JA, was set up in 2013, for the purpose of construction of power plants. Lincheng was undertaking early stage of development of a power plant with 100 MW capacity.

In July 2014, JA entered into sales agreement with China Rich Energy Cooperation Ltd (“Rich Energy”). Under the agreement, Rich Energy contributed cash as the capital injection to Lincheng to acquire 80% equity interest of Lincheng.  JA deconsolidated Lincheng and starts to account for its investment of 20% in Lincheng as equity method of accounting because JA has significant influence, but does not have voting control over Lincheng since July 2014. By the end of 2014, Rich Energy has paid total cash of RMB 66,400 in full as capital injection and all necessary legal procedures related to the share ownership were finished. JA has paid total cash of RMB 16,600 in full as capital injection.

In 2015, the Group sold modules to Lincheng with the revenue of Rmb 92,158 and cost of Rmb 71,993. Since JA hold 20% share of Lincheng, the 20% of the unrealized profit with an amount of Rmb 3,076 and Rmb 4,033 in 2014 and 2015 respectively, was eliminated against the long term investment balance. The balance of long-term investment in Lincheng was Rmb 15,627 after the deduction of unrealized profit and pick-up of the 20% of the net profit generated from Lincheng with Rmb 6,136 (2014: Nil. Lincheng was in pre-operating stage in 2014).

5.              Notes Receivable

Notes receivable represents bank drafts that are non-interest bearing and due within from two to twelve months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate its fair values. There is no allowance against notes receivable as of December 31, 2014 and 2015.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

6.     Accounts Receivable, net

Accounts receivable, net, consists of accounts receivables less allowance for doubtful accounts. The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,	As of December 31,	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of the year	189,971	280,987	275,526
Allowance made during the year	125,691	71,104	87,219
Recoveries	(34,675)	(55,721)	(91,965)
Amount written off against the allowance	—	(20,844)	(10,960)
Balance at end of the year	280,987	275,526	259,820

As of December 31, 2015, the accounts receivables balance includes RMB 47,668, which represents subsidy portion of revenue that will be received after the Group’s power plants are listed in the Subsidy Catalogue (Note 2(p)). The Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, and the insurance company that ultimately insures the Group against customer credit default. During the year ended December 31, 2015, for sales of solar cells, the Group provided credit terms of up to 90 days to customers with good credit-worthiness as determined by the Group’s credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness. For the year ended December 31, 2013, 2014 and 2015, provisions, net of recoveries, of RMB 91,016, RMB15,383 and RMB (4,746), respectively, were made/(reversed) against accounts receivable for estimated losses resulting from the inability of the customers to make payments as well as a few customers that had financial and operational difficulties. Recoveries of the accounts receivable balance in 2015 were mainly due to the swap of fully reserved (in 2013) accounts receivable balance from Datang Angli for equity method investment with the amount of Rmb39,498 (refer to Note 4(b))and cash collection from other customers.

7.        Inventories

Inventories consisted of the following:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Raw materials	603,110	758,032
Work-in-progress	130,055	121,821
Finished goods	1,153,103	780,689
Total	1,886,268	1,660,542

For the year ended December 31, 2013, 2014 and 2015, inventories were written down by RMB 119,936, RMB 15,073 and RMB 6,905, respectively, to reflect the lower of cost or market or obsolescence.

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

7.     Inventories (continued)

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

There was no loss provision recorded related to these LTAs after considering all the factors and circumstances for the applicable LTAs in the years ended December 31, 2013, 2014 and 2015.

When preparing the Company’s consolidated financial statements, the Company separately assessed, in accordance with ASC 330-10-35-17 and -18, the potential losses on the firm purchase commitments to Hemlock Semiconductor Pte. Ltd. (“Hemlock”), to whom the Company failed to make a full advance payment and to perform under its purchase obligations in 2013, 2014 and 2015 under the supply contract. The Company entered into a LTA with Hemlock in March 2011. While the contract provides for purchases at fixed price and fixed quantities starting from 2013 to 2020, the Company did not make a full advance payment according to the contract and accept any delivery in 2013, 2014 and 2015 due to the significant decrease of silicon price in the market and the uncertainty brought by anti-dumping and anti-subsidy investigation (the “Investigation”) against polysilicon imported from the U.S. and South Korea initiated by the Chinese Ministry of Commerce (“MOFCOM”) in recent years and MOFCOM’s ruling in 2014 that investigated products from South Korea and the United States are subject to import tariffs at different rates with the highest rate being 57%. On March 31, 2015, the Company received a termination notice from Hemlock. Management has been involved in negotiation with Hemlock. As of the date of this report, the Company is still in the process of renegotiating with Hemlock on various terms, such as the update unit price, quantities and delivery schedule. Though final agreement was not reached as of the date of this report, both parties agreed to continue the negotiation.

When preparing the consolidated financial statements for the year ended and as of December 31, 2014 and 2015, the Company considered the following factors in assessing whether it should accrue losses on long-term inventory purchase commitments to Hemlock:

•                         Although currently the Company is still in the process of renegotiating with Hemlock and no written agreement has been reached, both parties continues to constructively dialogue to find a mutually satisfactory solution.

•                         The Company has been able to renegotiate with other suppliers with similar terms to get positive outcome; and the Company has history of renegotiating similar contacts with the same suppliers, and

The Company assessed whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, the Company used the stated contract price, volume under the LTA with Hemlock as the major assumption to perform the analysis. A comprehensive analysis for estimated net realizable value of the saleable finished goods, after considered all estimated costs which include conversion costs, shipping costs, costs for build-up, fees for breakage, and third party processing costs, is lower than market selling price of finish goods as of December 31, 2015.  Even though the purchase price as stated in the LTA is higher than market price of polysilicon (i.e. raw material), in applying the lower of cost or market principle, the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is lower than market selling price (after deducting selling costs) of finish goods as of December 31, 2014 and 2015.

Based on all the aforementioned factors, the Company concluded that no loss provision under the LTA with Hemlock should be provided as of December 31, 2014 and 2015.

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

8.    Advances to suppliers (continued)

Advances to suppliers to be offset against future purchases of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s Consolidated Balance Sheet as at year end dates.

The Group does not require collateral or other security against its advances to related or third party suppliers. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. Also, the Group may not be able to recover all unutilized advances to suppliers if the Group does not purchase the minimum quantities or is unable to negotiate or renegotiate acceptable prepayment, quantities, prices and delivery terms with these suppliers, or unforeseen events impair the ability of suppliers to deliver raw materials.

As of December 31, 2014 and 2015, outstanding prepayments, net of any allowance, made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Supplier A (third party)	440,342	229,586
Supplier B (third party)	134,035	106,799

The following table presents the movement of the allowance for advances to supplier:

	As of December 31,	As of December 31,	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of the year	158,452	72,327	129,307
Allowance made during the year *	10,392	63,331	1,045
Recoveries	—	(6,351)	—
Written off	(96,517)	—	(4,553)
Balance at end of the year	72,327	129,307	125,799

The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. Given all circumstance and available evidence as of December 31, 2015, management assesses the risk that the Company is not able to fully utilize the remaining advance payment balance is remote and therefore no further provision was made against remaining advance payment balance as the balance was considered recoverable. Recoveries represent cash received or product delivered subsequently.

* As of December 31, 2014, full provision of RMB 63,331 was provided against the prepayment made to Hemlock under the long-term supply contract, as management could not conclude that such amount is recoverable. On March 31, 2015, the Company received a termination notice from Hemlock. (Refer to Note 26 Commitments and Contingencies)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

9.   Other current assets

Other current assets consisted of the following:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Input value-added tax recoverable	434,209	327,304
Value-added tax refund from export sales	150,911	8,500
Prepaid input VAT & customs duty for import machinery and materials	21,700	9,508
Prepaid expenses	12,184	11,390
Foreign exchange forward contract instruments	5,540	960
Deposit receivable	49,303	50,618
Current portion of land use rights	10,063	10,063
Others	29,853	30,217
	713,763	448,560

For the year ended December 31, 2015, a write-off of RMB 19,078 were made against deposits resulting from the cease of bidding of some projects. There is no such situation for the years ended December 31, 2013 and 2014.

10.   Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Buildings	1,482,046	1,778,328
Furniture, fixtures and office equipment	92,175	101,686
Motor vehicles	29,550	29,709
Machinery and equipment	4,705,592	4,960,915
Leasehold improvements	151,959	355,009
Total	6,461,322	7,225,647
Less: accumulated depreciation	(2,759,096)	(3,254,222)
Subtotal	3,702,226	3,971,425
Construction-in-progress	464,521	393,923
Property, plant and equipment, net	4,166,747	4,365,348

As of December 31, 2015, JA Wafer R&D pledged its buildings with the net book value of RMB 31,974 to secure a short-term bank borrowing of RMB 35,000 from Bank of Jiangsu; JA Zhabei pledged its buildings with the net book value of RMB 85,599 to secure a short-term bank borrowing of RMB 140,000 from Industrial Bank; JA Lianyungang pledged its buildings with the net book value of RMB 135,100 to secure a short-term bank borrowing of RMB 52,468 from Bank of Construction; JA Hefei Technology pledged its building, machinery and equipment, and construction in progress with the net book value of RMB 776,800 to secure a long-term entrusted loan of RMB 1,440,000 from Hefei High-Tech Industrial Development Zone Management Co., Ltd.; JA Jinglong pledged its buildings with the net book value of RMB 205,051 to secure a long-term bank borrowing of RMB 69,100 from Agriculture Bank of China.

In December 2015, the Company sold certain newly purchased equipments (“leased assets”) with carrying amount of RMB 44,350 to a third party (the “purchaser-lessor”) for cash consideration of RMB 41,808. Pursuant to the terms of the contract, the Company is required to make lease payment to the purchaser-lessor quarterly for over 3 years and is entitled to obtain the ownership of these equipments at a nominal price upon the expiration of the lease. The lease is classified as capital lease.

For the years ended December 31, 2013, 2014 and 2015, total interest capitalized was RMB 39,902, RMB 38,053 and RMB29,931, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

10.   Property, plant and equipment, net (continued)

Depreciation expense was RMB 580,157, RMB 672,855 and RMB 759,611 for the years ended December 31, 2013, 2014 and 2015, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

The Group evaluates long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. No impairment loss occurred in the year ended December 31, 2013, 2014 and 2015.

11.  Intangible assets, net

Intangible assets, net, consisted of the following:

	Gross	Accumulated Amortization	Net
	RMB	RMB	RMB
As of December 31, 2014
Technical know-how	9,000	(9,000)	—
Customer relationship	3,191	(1,968)	1,223
Purchased software and others	24,673	(13,168)	11,505
	36,864	(24,136)	12,728
As of December 31, 2015
Technical know-how	9,000	(9,000)	—
Customer relationship	3,191	(2,606)	585
Purchased software and others	26,491	(14,842)	11,649
	38,682	(26,448)	12,234

Amortization expense was RMB 3,018, RMB 2,427 and RMB 2,312 for the years ended December 31, 2013, 2014 and 2015, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

Amortization expense of the existing technical know-how, customer relationship and purchased software for each of the next five years will be approximately RMB 1,906.

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

12.  Income taxes (continued)

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

In accordance with the new CIT Law, a company is entitled to a preferential income tax of 15% if qualifying as an Advanced and New Technology Enterprise (“ANTE”). The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years. However, a company that enjoys the preferential income tax rate should perform self-assessment to ensure it maintains the required qualification during those three years. In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. In March 2014, JA Hebei was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2013 to 2015. In August 2011, JA Yangzhou was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In August 2014, JA Yangzhou was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In October 2014, JA Lianyungang was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016.JA Fengxian was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Fengxian has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In September 2014, JA Fengxian was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. JA Wafer R&D was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2012 to 2014. In 2015, JA Wafer R&D’s recognition as an ANTE expired.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data

12.  Income taxes (continued)

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. In 2012, JA Hebei declared dividends of RMB 107,804 out of the cumulative retained earnings as of December 31, 2007 to JA BVI, which is exempt for WHT. JA Yangzhou, as requested by the local tax bureau, declared dividends of RMB 210,637 out of the earnings after January 1, 2008 to JA BVI in order to meet the capital injection requirement for JA Yangzhou. Pursuit to Circular 1, the appropriation of dividend for reinvestment purpose is subject to 10% WHT, amounting to RMB 21,064, which was paid and recorded as income tax expenses for the year ended December 31, 2012. Excluding JA Yangzhou’s dividend appropriation requested by the local tax bureau, the Group intends to indefinitely reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Undistributed earnings as of December 31, 2014 and 2015 are considered to be indefinitely reinvested, and therefore, no deferred tax liability was recognized. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB 3,092,616 and RMB 3,871,442 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB 309,262 and RMB 387,144 as of December 31, 2014 and 2015.

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

Malaysia

JA Malaysia is subject to Malaysia corporate income tax rate of 25%.

The tax benefit/(expense) comprises:

	For the year ended	For the year ended	For the year ended
	December 31, 2013	December 31, 2014	December 31, 2015
Current tax	(13,462)	(189,622)	(253,980)
Deferred tax	28,489	116,232	96,648
	15,027	(73,390)	(157,332)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data

12.  Income taxes (continued)

Components of deferred tax assets consisted of the following:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Deferred tax assets:
Temporary differences:
Amortization of intangible assets	1,135	610
Accrued warranty costs	49,309	80,900
Accrued expenses	25,438	49,819
Net loss carried forward	229,859	232,599
Depreciation of property, plant and equipment	103,758	123,937
Inventory write-down	9,813	10,470
Allowance for doubtful accounts	66,991	67,071
Allowance for advance to suppliers	18,665	17,684
Impairment loss on property, plant and equipment and project assets	103,195	84,663
Accrued interest	27,279	45,507
Government grant for the acquisition of land use rights and property, plant and equipment	44,057	40,354
Timing difference for revenue recognition of retainage contract	32,746	48,683
Unrealized profit	15,769	45,462
Others	2,935	6,097
Deferred tax assets	730,949	853,856
Deferred tax liabilities:
Temporary differences:
Capitalized interest	(35,333)	(34,868)
Deferred tax liabilities	(35,333)	(34,868)
Less: valuation allowance	(456,925)	(483,649)
Deferred tax assets-net	238,691	335,339

Deferred tax assets are analyzed as:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Current	90,169	139,143
Non-Current	183,855	231,064
	274,024	370,207
Deferred tax liability are analyzed as:
Current	—	—
Non-Current	(35,333)	(34,868)
	(35,333)	(34,868)
	238,691	335,339

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.  Income taxes (continued)

The following table presents the movement of the valuation allowance for deferred tax assets:

	As of December 31,	As of December 31,	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of the year	576,541	683,341	456,925
Business combination	63,873	—	—
Allowance made during the year	158,904	40,619	119,448
Reversals and utilization	(115,977)	(267,035)	(92,724)
Balance at end of the year	683,341	456,925	483,649

The Group has made some portion of valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including its earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized upon the earlier of when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings. Certain valuation allowance was reversed and utilized in 2014 and 2015 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets in the current year. Furthermore, a portion of valuation allowance was reversed in 2014 and 2015 due to the expected utilization of deferred tax assets in the future. Certain allowance was made in 2015 because of change in the circumstance that causes a change in judgment about the realizability of the deferred tax assets resulting from intergroup restructuring.

Reconciliation between the provision for income tax computed by applying the statutory CIT and the Group’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2013	December 31, 2014	December 31, 2015
PRC enterprise income tax	(25)%	25%	25%
Effect of permanent differences:
Share based compensation and other permanent difference	4.03%	4.50%	2.78%
Effect of tax holiday (1)	2.39%	(8.35)%	(7.54)%
Difference of tax rates of subsidiaries outside of China (2)	5.78%	(0.08)%	(0.25)%
Effect of tax rate change (3)	(0.32)%	24.30%	(3.06)%
Additional tax for previously approved tax holiday	—%	—%	—%
Withholding tax for dividend distribution	—%	—%	—%
Intra-group investment disposal income subject to tax	—	12.28%	—%
Valuation allowance	9.72%	(43.54)%	3.46%
	(3.40)%	14.11%	20.39%

(1)         Effect of tax holiday is mainly due to certain subsidiaries are entitled ANTE with a preferential income tax of 15%.

(2)         Change of effect of difference of tax rates of subsidiaries outside of China is mainly due to impact from change in fair value generated from warrants in JA Cayman, which is not subject to income tax.

(3)         Change of tax rate increased from (0.32%) in 2013 to 24.30% in 2014 is due to the different enacted tax rate used in the calculation of deferred tax assets in 2014 for one subsidiary to reflect the decrease of tax rate, which resulted in the reduction of previously disclosed deferred tax asset benefit (gross amount). Deferred tax assets for this subsidiary have been fully provided for valuation allowance in both 2014 and 2013.  Change of tax rate decreased from 24.30% in 2014 to (3.06%) in 2015 is due to the different enacted tax rate used in the calculation of deferred tax assets in 2015 for one subsidiary (JA Wafer R&D) to reflect the increase of tax rate due to ANTE recognition expires in 2015, which resulted in the addition of previously disclosed deferred tax asset benefit (gross amount). Deferred tax assets for this subsidiary have been fully provided for valuation allowance in both 2015 and 2014. The corresponding reversal of valuation allowance has been included in the line of valuation allowance.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.  Income taxes (continued)

Aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2013	December 31, 2014	December 31, 2015
The aggregate amount of effect	10,540	43,405	58,194
Per share effect-basic	0.05	0.18	0.24
Per share effect-diluted	0.05	0.18	0.24

13.  Other long term liabilities

The breakdown of other long term liabilities is as below:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Government grant (1)	278,272	250,122
Long term payables for purchase of property, plant and equipment	—	87,664
Capital lease (2)	—	29,003
Other	4,412	6,004
Total	282,684	372,793

(1) Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

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

Grants for the acquisition of land use right and property, plant and equipment are recorded as long-term liabilities and amortized to other income over the amortization period, which represents the depreciable life of the related PP&E. Government grants received related to property, plant and equipment are classified as investing cash inflows on the Group’s consolidated cash flow statements. Government grants received related to land use right are classified as operating cash inflows on the Group’s consolidated cash flow statements just as company expenditures for land use rights are classified as operating cash outflows. The Group received government grant related to property, plant and equipment and land use rights of RMB 126,900, RMB 45,300 and RMB 230 during the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, long-term liability balance of RMB 278,272 and RMB 250,122 was related to government grant for the acquisition of land use rights and property, plant and equipment, respectively.

The Group recorded RMB 14,471, RMB 32,078 and RMB 35,555 as other income for the years ended December 31, 2013, 2014 and 2015, respectively, among which RMB 13,290, RMB 27,376, and RMB 28,380 are related to the amortization of government grant.

(2) On December 31, 2015, the Company sold certain newly purchased equipment (“leased assets”) with carrying amount of RMB 44,350 to a third party (the “purchaser-lessor”) for cash consideration of RMB 41,808. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over 3 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 2015, Rmb 12,805 is recognized as other payable (refer to Note 17) and Rmb 29,003 is recognized as other long term liability to the purchaser-lessor according to the contract term.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

14.  Prepaid land use rights

The prepaid land use rights of the Group represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 40 or 50 years.

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Cost	491,638	491,638
Less: accumulated amortization	(43,019)	(53,082)
Net book value	448,619	438,556

Current portion of prepaid land use rights (recorded in other current assets)	10,063	10,063
Non-current portion of prepaid land use rights	438,556	428,493
Total	448,619	438,556

As of December 31, 2015, the Group pledged its land use right with the net book value of RMB 10,454 to secure a short-term bank borrowing of RMB 35,000 from Bank of Jiangsu; the Group pledged its land use right with the net book value of RMB 25,500 to secure a short-term bank borrowing of RMB 52,468 from Bank of Construction; the Group pledged its land use of right with the net book value of RMB 209,332 to secure a long-term entrusted loan of RMB 1,440,000 from Industrial and Commercial Bank of China; the Group pledged its land use right with the net book value of RMB 72,488 to secure a long-term bank borrowing of RMB 22,900 from Agriculture Bank of China.

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
Long-term loan:
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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.  Borrowings (continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Payment Periods
As of December 31, 2015
Short-term loan:
Industrial and Commercial Bank of China	April2015	January2016	50,000	Monthly
Industrial and Commercial Bank of China	June2015	February2016	50,000	Monthly
Industrial and Commercial Bank of China	September2015	March2016	48,702	Monthly
Industrial and Commercial Bank of China	July2015	April2016	50,000	Monthly
Industrial and Commercial Bank of China	October2015	August2016	50,000	Monthly
Bank of Communications	December2015	Decmember2016	48,900	Monthly
Bank of Communications	August2015	February2016	101,300	Monthly
Hua Xia Bank	April2015	April2016	10,000	Monthly
Hua Xia Bank	April2015	April2016	25,000	Monthly
Hua Xia Bank	June2015	June2016	10,000	Monthly
Hua Xia Bank	June2015	June2016	35,000	Monthly
China Merchants Bank	November2015	January2016	30,195	Together with principal
China Merchants Bank	September2015	March2016	49,806	Together with principal
China Construction Bank	December2015	June2016	20,000	Monthly
China Construction Bank	December2015	June2016	32,468	Monthly
Bank of China	July2015	July2016	200,000	Quarterly
China Contruction Bank	March2015	March2016	160,000	Monthly
China Contruction Bank	May2015	May2016	34,000	Monthly
Industrial and Commercial Bank of China	March2015	March2016	50,000	Monthly
The Agricultural Bank of China	January2015	January2016	50,000	Monthly
The Agricultural Bank of China	October2015	January2016	2,473	Together with principal
The Agricultural Bank of China	November2015	April2016	1,410	Together with principal
The Agricultural Bank of China	November2015	April2016	15,150	Together with principal
The Agricultural Bank of China	November2015	March2016	10,612	Together with principal
The Agricultural Bank of China	November2015	March2016	10,482	Together with principal
The Agricultural Bank of China	November2015	March2016	9,989	Together with principal
The Agricultural Bank of China	November2015	March2016	15,077	Together with principal
The Agricultural Bank of China	November2015	February2016	16,003	Together with principal
The Agricultural Bank of China	November2015	February2016	13,796	Together with principal
The Agricultural Bank of China	November2015	February2016	13,289	Together with principal
The Agricultural Bank of China	November2015	February2016	19,656	Together with principal
The Agricultural Bank of China	November2015	February2016	4,410	Together with principal
The Agricultural Bank of China	December2015	March2016	927	Together with principal
The Agricultural Bank of China	December2015	April2016	5,132	Together with principal
The Agricultural Bank of China	December2015	April2016	11,530	Together with principal
The Agricultural Bank of China	December2015	May2016	18,492	Together with principal
The Agricultural Bank of China	December2015	May2016	9,220	Together with principal
The Agricultural Bank of China	December2015	May2016	9,366	Together with principal
The Agricultural Bank of China	December2015	May2016	13,725	Together with principal
The Agricultural Bank of China	December2015	May2016	6,339	Together with principal
The Agricultural Bank of China	December2015	June2016	2,171	Together with principal
The Agricultural Bank of China	December2015	June2016	1,022	Together with principal
The Agricultural Bank of China	December2015	April2016	39,267	Together with principal
The Agricultural Bank of China	May2015	May2016	121,820	Together with principal
The Agricultural Bank of China	December2015	June2016	1,980	Together with principal
The Agricultural Bank of China	December2015	June2016	1,703	Together with principal
The Agricultural Bank of China	December2015	June2016	2,381	Together with principal
The Agricultural Bank of China	December2015	June2016	4,295	Together with principal

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.  Borrowings (continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Payment Periods
As of December 31, 2015
Short-term loan(continued):
Bank of Hebei	March2015	March2016	10,000	Monthly
Industrial Bank	February2015	February2016	140,000	Quarterly
China Merchants Bank	November2015	May2016	50,000	Monthly
China Merchants Bank	December2015	June2016	45,000	Monthly
China Merchants Bank	November2015	January2016	31,364	Monthly
China Merchants Bank	December2015	January2016	18,831	Monthly
Hefei rural commercial bank of science and technology	June2015	June2016	200,000	Quarterly
Industrial Bank	December2015	December2016	20,000	Quarterly
Bank of Jiangsu	November2015	November2016	35,000	Monthly
Agricultural Bank of China	December2015	December2016	50,000	Quarterly
Huanengtiancheng financing lease co.,LTD	December2015	September2016	3,574	Quarterly
Huanengtiancheng financing lease co.,LTD	December2015	December2016	3,638	Quarterly
Ping An Bank	September2015	September2016	100,000	Quarterly
Shoko Chukin Bank	December2015	February2016	46	Monthly
Shoko Chukin Bank	December2015	March2016	46	Monthly
Shoko Chukin Bank	December2015	April2016	46	Monthly
Shoko Chukin Bank	December2015	May2016	46	Monthly
Shoko Chukin Bank	December2015	June2016	46	Monthly
Shoko Chukin Bank	December2015	July2016	46	Monthly
Shoko Chukin Bank	December2015	August2016	46	Monthly
Shoko Chukin Bank	December2015	September2016	46	Monthly
Shoko Chukin Bank	December2015	October2016	47	Monthly
Shoko Chukin Bank	December2015	November2016	47	Monthly
Subtotal			2,194,957

Long-term loan due in one year:
Agricultural Bank of China	September2012	August2016	8,150	Quarterly
Agricultural Bank of China	August2012	August2016	2,850	Quarterly
Agricultural Bank of China	August2012	February2016	2,850	Quarterly
Agricultural Bank of China	September2012	February2016	8,150	Quarterly
Industrial and Commercial Bank of China	December2014	May2016	7,000	Quarterly
Industrial and Commercial Bank of China	January2015	May2016	3,500	Quarterly
Industrial and Commercial Bank of China	March2015	May2016	7,000	Quarterly
Industrial and Commercial Bank of China	May2015	May2016	3,500	Quarterly
Industrial and Commercial Bank of China	December2014	November2016	7,000	Quarterly
Industrial and Commercial Bank of China	January2015	November2016	3,500	Quarterly
Industrial and Commercial Bank of China	March2015	November2016	7,000	Quarterly
Industrial and Commercial Bank of China	May2015	November2016	3,500	Quarterly
Xingtai bank	September2014	March2016	3,000	Monthly
Agricultural Bank of China	June2014	June2016	80,000	Monthly
Xingtai bank	September2014	September2016	74,000	Monthly
Xingtai bank	September2014	September2016	8,400	Monthly
Xingtai bank	September2014	September2016	8,400	Monthly
Xingtai bank	September2014	March2016	300	Monthly
Xingtai bank	September2014	March2016	300	Monthly
Subtotal			238,400
Short-term borrowings and current portion of long term borrowings			2,433,357

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.  Borrowings (continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Payment Periods
As of December 31, 2015
Long-term loan:
Agricultural Bank of China	May 2015	May 2017	20,000	Monthly
Agricultural Bank of China	February 2015	February 2017	50,000	Monthly
Industrial and Commercial Bank of China	June 2015	June 2017	100,000	Monthly
Industrial and Commercial Bank of China	September 2015	September 2018	80,000	Monthly
Industrial and Commercial Bank of China	September 2015	April 2018	20,000	Monthly
Industrial and Commercial Bank of China	July 2014	January 2017	288,000	Yearly
Industrial and Commercial Bank of China	July 2014	January 2018	300,000	Yearly
Industrial and Commercial Bank of China	August 2014	January 2019	168,000	Yearly
Industrial and Commercial Bank of China	August 2014	January 2019	300,000	Yearly
Industrial and Commercial Bank of China	August 2014	January 2018	132,000	Yearly
Industrial and Commercial Bank of China	August 2014	January 2019	252,000	Yearly
Industrial and Commercial Bank of China	December 2014	May 2017	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2017	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2018	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2018	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2019	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2019	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2020	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2020	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2021	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2021	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2022	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2022	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2023	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2023	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2024	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2024	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2025	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2025	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2026	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2026	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2027	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2027	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2028	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	November 2028	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	May 2029	7,000	Quarterly
Industrial and Commercial Bank of China	December 2014	December 2029	7,000	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2017	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2017	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2018	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2018	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2019	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2019	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2020	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2020	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2021	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2021	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2022	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2022	3,500	Quarterly

JASOLARHOLDINGSCO.,LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.  Borrowings (continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Payment Periods
As of December 31, 2015
Long term loan (continued):
Industrial and Commercial Bank of China	January 2015	May 2023	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2023	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2024	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2024	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2025	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2025	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2026	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2026	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2027	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2027	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2028	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	November 2028	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	May 2029	3,500	Quarterly
Industrial and Commercial Bank of China	January 2015	December 2029	3,500	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2017	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2017	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2018	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2018	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2019	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2019	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2020	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2020	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2021	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2021	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2022	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2022	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2023	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2023	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2024	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2024	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2025	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2025	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2026	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2026	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2027	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2027	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2028	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	November 2028	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	May 2029	7,000	Quarterly
Industrial and Commercial Bank of China	March 2015	December 2029	7,000	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2017	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2017	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2018	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2018	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2019	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2019	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2020	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2020	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2021	3,500	Quarterly

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.  Borrowings (continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Payment Periods
As of December 31, 2015
Long term loan (continued):
Industrial and Commercial Bank of China	May 2015	November 2021	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2022	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2022	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2023	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2023	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2024	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2024	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2025	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2025	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2026	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2026	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2027	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2027	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2028	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	November 2028	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	May 2029	3,500	Quarterly
Industrial and Commercial Bank of China	May 2015	December 2029	3,500	Quarterly
The Agricultural Bank of China	August 2012	February 2017	2,850	Quarterly
The Agricultural Bank of China	August 2012	August 2018	2,850	Quarterly
The Agricultural Bank of China	August 2012	August 2019	2,900	Quarterly
The Agricultural Bank of China	August 2012	August 2017	2,850	Quarterly
The Agricultural Bank of China	August 2012	February 2018	2,850	Quarterly
The Agricultural Bank of China	August 2012	February 2019	2,900	Quarterly
The Agricultural Bank of China	September 2012	February 2017	8,150	Quarterly
The Agricultural Bank of China	September 2012	August 2017	8,150	Quarterly
The Agricultural Bank of China	September 2012	February 2018	8,150	Quarterly
The Agricultural Bank of China	September 2012	August 2018	8,150	Quarterly
The Agricultural Bank of China	September 2012	February 2019	10,100	Quarterly
The Agricultural Bank of China	September 2012	August 2019	10,100	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	March 2017	3,702	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	June 2017	3,768	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	September 2017	3,835	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	December 2017	3,903	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	March 2018	3,972	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	June 2018	4,043	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	September 2018	4,114	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	December 2018	4,188	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	March 2019	4,262	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	June 2019	4,337	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	September 2019	4,414	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	December 2019	4,493	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	March 2020	4,573	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	June 2020	4,654	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	September 2020	4,736	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	December 2020	4,820	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	March 2021	4,906	Quarterly

JA SOLAR HOLDINGS CO.,LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.  Borrowings (continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Payment Periods
As of December 31, 2015
Long term loan (continued):
Huaneng tiancheng financing lease co., LTD	December 2015	June 2021	4,993	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	September 2021	5,082	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	December 2021	5,172	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	March 2022	5,264	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	June 2022	5,357	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	September 2022	5,452	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	December 2022	5,549	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	March 2023	5,647	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	June 2023	5,748	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	September 2023	5,850	Quarterly
Huaneng tiancheng financing lease co., LTD	December 2015	December 2023	5,954	Quarterly
Shoko Chukin Bank	December 2015	February 2017	47	Monthly
Shoko Chukin Bank	December 2015	March 2017	46	Monthly
Shoko Chukin Bank	December 2015	April 2017	47	Monthly
Shoko Chukin Bank	December 2015	May 2017	46	Monthly
Shoko Chukin Bank	December 2015	June 2017	47	Monthly
Shoko Chukin Bank	December 2015	July 2017	46	Monthly
Shoko Chukin Bank	December 2015	August 2017	47	Monthly
Shoko Chukin Bank	December 2015	September 2017	46	Monthly
Shoko Chukin Bank	December 2015	October 2017	47	Monthly
Shoko Chukin Bank	December 2015	November 2017	46	Monthly
Shoko Chukin Bank	December 2015	December 2017	47	Monthly
Shoko Chukin Bank	December 2015	January 2018	46	Monthly
Shoko Chukin Bank	December 2015	February 2018	47	Monthly
Shoko Chukin Bank	December 2015	March 2018	46	Monthly
Shoko Chukin Bank	December 2015	April 2018	47	Monthly
Shoko Chukin Bank	December 2015	May 2018	46	Monthly
Shoko Chukin Bank	December 2015	June 2018	47	Monthly
Shoko Chukin Bank	December 2015	July 2018	46	Monthly
Shoko Chukin Bank	December 2015	August 2018	47	Monthly
Shoko Chukin Bank	December 2015	September 2018	46	Monthly
Shoko Chukin Bank	December 2015	October 2018	47	Monthly
Shoko Chukin Bank	December 2015	November 2018	46	Monthly
Shoko Chukin Bank	December 2015	December 2018	47	Monthly
Shoko Chukin Bank	December 2015	January 2019	46	Monthly
Shoko Chukin Bank	December 2015	February 2019	47	Monthly
Shoko Chukin Bank	December 2015	March 2019	46	Monthly
Shoko Chukin Bank	December 2015	April 2019	47	Monthly
Shoko Chukin Bank	December 2015	May 2019	46	Monthly
Shoko Chukin Bank	December 2015	June 2019	47	Monthly
Shoko Chukin Bank	December 2015	July 2019	46	Monthly
Shoko Chukin Bank	December 2015	August 2019	46	Monthly
Shoko Chukin Bank	December 2015	September 2019	47	Monthly
Shoko Chukin Bank	December 2015	October 2019	46	Monthly
Shoko Chukin Bank	December 2015	November 2019	47	Monthly
Shoko Chukin Bank	December 2015	December 2019	46	Monthly

JASOLARHOLDINGSCO.,LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.  Borrowings (continued)

Lender	Date of Borrowing	Due Date	Principal Amount (in RMB)	Interest Payment Periods
As of December 31, 2015
Long term loan (continued):
Shoko Chukin Bank	December 2015	January 2020	47	Monthly
Shoko Chukin Bank	December 2015	February 2020	46	Monthly
Shoko Chukin Bank	December 2015	March 2020	47	Monthly
Shoko Chukin Bank	December 2015	April 2020	46	Monthly
Shoko Chukin Bank	December 2015	May 2020	47	Monthly
Shoko Chukin Bank	December 2015	June 2020	46	Monthly
Shoko Chukin Bank	December 2015	July 2020	46	Monthly
Shoko Chukin Bank	December 2015	August 2020	46	Monthly
Shoko Chukin Bank	December 2015	September 2020	46	Monthly
Shoko Chukin Bank	December 2015	October 2020	46	Monthly
Shoko Chukin Bank	December 2015	November 2020	47	Monthly
Shoko Chukin Bank	December 2015	January 2017	46	Monthly
Shoko Chukin Bank	December 2015	January 2017	46	Monthly
Subtotal			2,461,017

Total borrowings			4,894,374

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Short-term	2,275,533	2,194,957
Long-term, current portion	22,000	238,400
Subtotal	2,297,533	2,433,357
Long-term	1,902,400	2,461,017
Total	4,199,933	4,894,374

These loans are borrowed from various financial and non-financial institutions and all of them are for working capital and capital expenditure purpose. The borrowings outstanding as of December 31, 2014 and 2015 bore a weighted average interest rate of 6.07% and 5.70% per annum, respectively. The interest rates of unsecured short-term bank borrowings with principal amounts of RMB 2,090,953 and RMB 1,880,277 as of December 31, 2014 and 2015, respectively, ranged from 1.35% to 7.82% with a weighted average interest rate of 5.66% for 2014 and from 1.23% to 6.16% with a weighted average interest rate of 4.79% for 2015.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.   Borrowings (continued)

The interest rate of short-term bank borrowings secured by restricted cash with principal amounts of RMB 600 as of December 31, 2014 was 6.15% in 2014. No short-term bank borrowings secured by restricted cash as of December 31, 2015.

The interest rate of short-term bank borrowings secured by land use right, buildings, project assets, equity interest and related party with principal amount of RMB 183,980 and RMB 307,468 as of December 31, 2014 and 2015, ranged from 6.15% to 6.90% with a weighted average interest rate of 6.53% for 2014 and ranged from 4.00% to 7.00% with a weighted average interest rate of 6.05% for 2015.

The interest rate of unsecured long-term bank borrowings with principal amounts of RMB 157,000 and RMB 429,229 as of December 31, 2014 and 2015, respectively, ranged from 6.52% to 6.77% with a weighted average interest rate of 6.64% for 2014 and from 1.65% to 6.60% with a weighted average interest rate of 6.04% for 2015.

The interest rate of long-term bank borrowings secured by buildings, machineries and equipment, construction in progress, land use right, project assets, equity interest and restricted cash with principal amount of RMB 1,767,400 and RMB 2,137,400 as of December 31, 2014 and 2015, respectively, ranged from 6.15% to 7.01% with a weighted average interest rate of 6.46% for 2014 and from 1.65% to 7.01% with a weighted average interest rate of 6.28% for 2015.

There was a short-term and long-term borrowing from the non-financial institution—Huaneng tiancheng financing lease co., LTD with principal amount of RMB 7,212 and RMB 132,788, secured by all the equity interest in Lincheng Jingneng as of December 31, 2015 whose interest rate is 7.10%. And there was no borrowing from non-financial institution as of December 31, 2014.

The borrowings have 1-month to 182-month terms and expire at various times. The unused lines of credit were RMB 1,227,021, which were available as of December 31, 2015.

Interest incurred for borrowings for the years ended December 31, 2013, 2014 and 2015 amounted to RMB 278,190, RMB 267,718 and RMB 274,476, respectively, of which RMB 37,495, RMB 38,053 and RMB 25,094 was capitalized in the cost of property, plant and equipment.

As of December 31, 2015, the short-term bank borrowing of RMB 140,000 from Industrial Bank is secured by its buildings with the net book value of RMB 85,599; the short-term bank borrowing of RMB 52,468 from Bank of Construction is secured by its building with the net book value of RMB 135,100 and its land use right with the net book value of RMB 25, 500; the short-term bank borrowing of RMB 80,000 from Huaxia Bank is secured by Yangzhou JA Property Co., Ltd.; and the short-term bank borrowing of RMB 35,000 from Bank of Jiangsu is secured by its buildings with the net book value of RMB 31,974 and its land use right with the net book value of RMB 10,454. The long-term borrowing of RMB 17,400 from Bank of Xingtai is secured by the restricted cash balance with amount of RMB 20,000 in JA Hebei; the long-term entrusted loan of RMB 1,440,000 with Hefei High-Tech Industrial Development Zone Management Co., Ltd. is secured by buildings, machineries and equipment and construction in progress with the net book value of RMB 776,800 and land use rights with net book value of RMB 209,332 owned by JA Hefei Technology and all of the equity interests in JA Hefei Technology; the long-term bank borrowing of RMB 69,100 and RMB 22,900 from Agriculture Bank of China is secured by its buildings with the net book value of RMB 205,051 and its land use right with the net book value of RMB 72,488, respectively; the long-term bank borrowing of RMB 588,000 from Industrial and Commercial Bank of China is secured by its project assets with the net book value of RMB 601,226.

JA Solar and China Development Bank Shanghai Branch (“CDB”) entered into a financial partnership agreement in September 2010, pursuant to the agreement, CDB agrees to provide up to RMB 30 billion of credit facilities to JA Solar from 2010 to 2015 to support JA Solar’s capital needs under its long-term growth and corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company. As of December 31, 2014 and 2015, the Group had no drawn down of the credit facility.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.   Borrowings (continued)

There are three subsidiaries whose borrowing agreements include the restrictive financial covenants. For JA Hebei, the borrowing of RMB 194,000 from China Construction Bank should meet the criteria: 1) the gearing ratio should be no more than 55%; 2) the current ratio should be no less than 1.6; 3) the quick ratio should be no less than 1.5; 4) the long-term investment should no more than 30% of net asset; 5) the external guarantee should be no more than 55% of net asset. And another borrowing of RMB 200,000 from Bank of China should meet the criteria— the gearing ratio should be no more than 65%.

For JA Yangzhou, the borrowing of RMB 20,000 from China Construction Bank should meet the criteria: 1) the gearing ratio should be no more than 65% for three consecutive months; 2) the current ratio should be no less than 0.6; 3) contingent liability is no more than 6% of net assets; 4) the long-term investment should no more than 90% of net asset.

For JA Dunhuang, the borrowing of RMB 588,000 from Industrial and Commercial Bank of China should meet the criteria: 1) the percentage of bad debt provision in account receivable do not increase two months in a row; 2) the overdued accounts receivable for one customer is no more than 45% of the accounts receivable for this customer.

The short-term borrowing from China Construction Bank for JA Hebei has been repaid on the due date of March 21, 2016. As of December 31, 2015, the other three loans have met the criteria.

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2016	238,400
2017	537,812
2018	612,874
2019	806,064
Thereafter	504,267
Total	2,699,417

16.    Senior Convertible Notes

On May 13, 2008, the Company entered into an underwriting agreement for the sale by the Company to the public of $350,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2013 (the “Senior Notes”). The Company granted to the underwriters a 30-day option to purchase up to an additional $50,000 aggregate principal amount of Senior Notes. On May 19, 2008, the Company completed its public offering of $400,000 aggregate principal amount of its Senior Notes which includes the underwriter’s exercise of their option. Net proceeds to the Company from the offering were approximately RMB 2,709,538. The Company’s financing costs of RMB 80,010 associated with the Senior Notes are amortized through interest expense over the life of the Senior Notes from May 2008 to the first put date, or May 2013 using the effective interest rate method. The amount amortized to interest expense for the year ended December 31, 2013 was RMB 2,606. This change in the balance of deferred issuance cost includes the pro-rata reduction of deferred issuance cost that is a component of the extinguished gain from the Senior Notes bought back by the Group.

The Senior Notes bear interest at the rate of 4.5% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2008. The Senior Notes will mature on May 15, 2013 unless previously repurchased by the Company or converted in accordance with their terms prior to such date. On or after May 15, 2011, the Company has the option to redeem for cash all or part of the Senior Notes at principal if the closing sale price of the Company’s ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day on which notice of redemption is provided. If certain fundamental changes occur at any time prior to maturity, holders of the Senior Notes may require the Company to repurchase their Senior Notes in whole or in part for cash equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase. The interest expense recognized for interest payable to the Senior Notes holders was RMB 12,300 for the year ended December 31, 2013.

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

The Company’s functional currency is different from the denomination of the Senior Notes and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Senior Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Senior Notes over the life of the Senior Notes. The change in fair value of the Embedded Derivatives of RMB nil was recorded in Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2013. This change in fair value excludes the pro-rata reduction of the Embedded Derivatives that is a component of the extinguishment gain from the Senior Notes bought back by the Group. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 24,216 for the year ended December 31, 2013.

During the year ended December 31, 2013, the Company bought back US$ nil (par value) of the Senior Notes. The gain/(loss) from the Senior Notes buyback was RMB nil, for the year ended December 31, 2013. In May 2013, the Company repaid the remaining principal amount of RMB 723,742 and accrued interest of the Senior Notes.

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

In June 2012, a Claims Determination Deed was entered into between the Company and One ADS Borrower (the “Claims Determination Deed”), admitting the Claim (the “Claim”) against the Borrower as a general unsecured claim which qualifies for dividends from the Borrower for an amount of GBP 38.2 million (RMB 380,075). On June 29, 2012, the Company entered into an agreement through private negotiation with a carefully selected group of claims purchasers to sell certain rights pertaining to the claim against the Borrower and all rights to receive distribution payments from the Borrower in exchange for cash consideration of GBP 37.1 million (RMB 369,153). As required under the claim transfer procedures, the joint administrators of the Borrower have acknowledged the sale of the Claim to the purchaser on August 9, 2012. There is no recourse from the purchaser to the Company if the claim is not satisfied in full by the Borrower. A gain of RMB 369,153 was recorded as other income in the Consolidated Statements of Operations and Comprehensive Loss in 2012.

After the Company repaid the principal amount and accrued interest of the Senior Notes, the other ADS Borrower returned the Loaned ADS to the Company in full in May 2013.

17.    Other payables to third parties

Other payables consisted of the following:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Interest	181,857	303,380
Payables for purchase of property, plant and equipment	195,069	198,450
Payables for project assets	134,667	187,230
Miscellaneous tax payables	34,033	53,275
Logistic charges	48,132	50,833
Payables for land use rights	33,000	30,000
Deposits	21,679	21,162
Capital lease (Refer to Note 13)	—	12,805
Labor services payables	8,634	63
Others	36,300	37,075
Total other payables	693,371	894,273

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

18.  Accrued expenses

Accrued expenses consisted of the following:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Interest	47,250	85,034
Professional service fees	19,885	40,468
Testing fee	17,983	38,785
Logistic charges	23,738	34,638
Tax	16,159	20,919
Commission fee	5,475	17,309
Rental fee	600	6,507
Utilities	2,109	1,281
Others	14,095	22,231
Total accrued expenses	147,294	267,172

19.  Accrued warranty cost

The movement of Group’s accrued warranty costs for solar module is summarized below:

	As of December 31,	As of December 31,	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
Beginning balance	114,226	158,897	251,740
Warranty provision	44,671	92,843	128,392
Warranty utilization	—	—	—
Ending balance	158,897	251,740	380,132

20.  Share-based compensation

As of December 31,2015, the Company had two share-based compensation plans, which is described below.

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

20.  Share-based compensation (continued)

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

a)   Options

The Company did not grant any ordinary share option during the year ended December 31, 2015.

The Group recognized a pre-tax charge of RMB 3,558, RMB 14,544 and RMB 8,865 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 372, RMB 3 and RMB nil was capitalized in the cost of inventory as of December 31, 2013, 2014 and 2015, respectively), for the years ended December 31, 2013, 2014 and 2015 associated with the expensing of stock options, respectively.

No option grants were made in 2013. The weighted-average grant-date fair value of options granted during the year ended December 31, 2014 was US$ 1.88 The amounts reversed associated with options forfeited were RMB 577, RMB 774 and RMB 895 for the years ended December 31, 2013, 2014 and 2015, respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

The Group used the forfeiture rate of 10.92%, 10.05% and 11.12% respectively for the years ended 2013, 2014 and 2015.

As of December 31, 2013, 2014 and 2015, there was RMB 92, RMB 13,781 and RMB 4,362 of total unrecognized compensation cost related to non-vested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 15 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees during the year ended December 31, 2014:

	For the year ended	For the year ended	For the year ended
	December 31, 2013	December 31, 2014	December 31, 2015
Average risk-free rate	—	1.80%~2.01%	—
Weighted average expected option life	—	6years	—
Volatility rate	—	56.22%~100.06%	—
Dividend	—	—	—

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation (continued)

The following table summarizes information with respect to share options outstanding on December 31, 2015:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Year)	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2012	4,357,050	4.28	7.62	—
Granted	—	—	—	—
Forfeited	(1,373,750)	1.37	—	—
Exercised	(401,750)	1.37	—	—
Outstanding at December 31, 2013	2,581,550	4.79	6.40	612
Granted	3,660,000	1.88	—	—
Forfeited	(296,500)	2.21	—	—
Exercised	(268,750)	1.37	—	—
Outstanding at December 31, 2014	5,676,300	3.21	7.59	279
Granted	—	—	—	—
Forfeited	(516,800)	3.02	—	—
Exercised	(140,000)	1.37	—	—
Outstanding at December 31, 2015	5,019,500	3.24	6.58	172
Exercisable at December 31, 2015	2,984,500	4.17	5.51	167

The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $134, $186 and $100, respectively.

b)    Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

Upon vesting, the shares will be issued by the Company.

The following table summarizes information with respect to RSUs outstanding on December 31, 2015:

	Shares	Weighted Average Fair Value (US$)
Nonvested at December 31, 2012	2,438,000	4.97
Granted	—	—
Vested	(1,281,890)	5.04
Forfeited	(140,000)	4.28
Nonvested at December 31, 2013	1,016,110	4.95
Granted	90,000	1.99
Vested	(85,000)	5.11
Forfeited	(62,500)	5.52
Nonvested at December 31, 2014	958,610	4.62
Granted	—	—
Vested	(267,500)	2.50
Forfeited	—	—
Nonvested at December 31, 2015	691,110	4.82

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation (continued)

For RSUs, the Company recognized a pre-tax charge of RMB 5,843, RMB 1,737 and RMB 540 (included in selling, general, and administrative expenses) for the years ended December 31, 2013, 2014 and 2015, respectively. Unrecognized compensation expense related to the RSUs as of December 31, 2014 and 2015 were RMB 536 and RMB nil, respectively. The fair value of shares vested during the years ended December 31, 2013, 2014 and 2015 was RMB 2,182, RMB 1,000 and RMB 1,945, respectively.

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

The Group accounts for derivative instruments pursuant to ASC 815, Derivatives and Hedging, as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other assets or other liabilities in the Consolidated Balance Sheets. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Group has evaluated various factors and determined whether there is effectiveness with respect to certain foreign-currency forward contracts and whether these foreign currency forward exchange contracts qualified for foreign currency cash flow hedge accounting. When the company formally designates a contract as a hedge and the hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in change in fair value of derivatives in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. During the year ended December 31, 2013, the Group entered into foreign exchange forward contracts with a notional amount of EUR 64,254, GBP 11,453, USD 20,683 and JPY 94,500. During the year ended December 31, 2014, the Group entered into foreign exchange forward contracts with a notional amount of EUR 75,164, GBP 171, USD 25,917 and JPY 922,031. During the year ended December 31, 2015, the Group entered into foreign exchange forward contract with a notional amount of EUR 26,686 and JPY 6,684,725. As of December 31, 2013, the Group had outstanding foreign currency forward exchange contracts with notional amounts of EUR 11,082. As of December 31, 2014, the Group had outstanding foreign currency forward exchange contracts with notional amounts of EUR 22,284 and JPY 384,584. As of December 31, 2015, the Group had outstanding foreign currency forward exchange contracts with notional amounts of JPY 1,846,515.

The gain/(loss) from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was RMB nil for the years ended December 31, 2013, 2014 and 2015. The gain/(loss) from the change in the fair value on those foreign currency forward exchange contracts not qualifying for hedge accounting, which is recorded in change in fair value of derivatives, was RMB (793) , RMB 10,470 and RMB 4,440 for the years ended December 31, 2013, 2014 and 2015, respectively (refer to Note 27).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

21.  Foreign currency forward contracts (continued)

The following table displays the outstanding notional balances and the estimated fair value of the Group’s foreign-currency forward exchange contracts as of December 31, 2014 and 2015:

	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	RMB
	Notional Amount	Estimate fair value	Notional Amount	Estimate fair value
Foreign exchange forward contracts not designated as hedging instruments, recorded in other current assets	192,201	5,541	100,741	960

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

In November 2013, February 2014, and May 2014, the Series A-1 Warrant, Series A-2 Warrant and Series A-3 Warrant, respectively, were exercised in full at the price of US$ 9.43 per ADS. The fair value of warrant liability for Series A-1 Warrant, Series A-2 Warrant and Series A-3 Warrant on respective warrant exercise date was RMB35,693, RMB2,797 and RMB 3,530, respectively, which was reclassified to additional paid-in- capital upon exercises.

In accordance with ASC subtopic 815-10, the warrants are deemed legally detachable and separately exercisable from the ordinary shares and thus accounted for as a freestanding instrument. As the warrants are denominated in US Dollar, yet the Company’s functional currency is RMB, warrants are not considered indexed to the Company’s own stock. Accordingly, the warrants are liability derivatives which need to be fair valued on day one and mark to market subsequently at each reporting period end, with the fair value gain or loss arising from the re-measurement recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

On the transaction date, the sales proceeds are first allocated to the warrant based on the warrants’ full fair value of RMB 172,916 and the residual amount of the sales proceeds is allocated to the ordinary shares. The fair value of the warrants in excess of net proceeds of the equity offering of RMB 44,396, was charged to retained earnings as a deemed dividend due to this portion is a benefit transferred from existing shareholders to the new investor. Such amount charged as deemed dividend on the transaction date and is an adjustment to net loss available to attributable to JA Solar Holdings for basic and diluted EPS calculation, as an effective dividend from existing ordinary shareholders. For the year ended December 31, 2014 and 2015, RMB 74,014 of gain and RMB 39,593 of gain, respectively, was recognized based on a subsequent change in fair value of the warrants in the Company’s Consolidated statements of Operations and Comprehensive (Loss) /Income.(Note 27)

The series A-1, A-2, A-3 and B warrants are participating securities because they had contractual rights to share in the profits but not losses of the Company. For the year ended December 31, 2013, the computation of basic loss per share using the two-class method was not applicable as the Company was in a net loss position. For the years ended December 31, 2014 and 2015, the computation of basic earnings per share using the two-class method was applicable as the Company was making profit in year 2014 and 2015.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

23.  Mainland China contribution plan and profit appropriation

a)    China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. However, the Group is not responsible for meeting any obligations under the plan. The total contribution for such employee benefits was RMB 96,062, RMB 104,719 and RMB 127,860 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The general reserves made by the Group’s PRC subsidiaries in 2013, 2014 and 2015 were RMB 1,760, RMB 26,657 and 116,337, respectively. During the year ended December 31, 2013, the Group made a reversal of RMB 8,257, from the common statutory reserve fund to retained earnings due to an adjustment related to income tax filing difference was made in its local PRC GAAP accounts.

c)     Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd.	RMB 2,600,000
Shanghai JA Solar Technology Co., Ltd.	USD 80,000
Shanghai JA Solar PV Technology Co., Ltd.	USD 20,000
JA Solar Technology Yangzhou Co., Ltd.	USD 260,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	USD 108,000
JA Yangzhou PV Technology Co., Ltd.	USD 10,000
Shanghai Jinglong Solar Technology Co., Ltd.	RMB 180,000
Donghai JA Solar Technology Co., Ltd.	RMB 50,000
JA (Hefei) Renewable Energy Co., Ltd.	USD 15,000
Hefei JA Solar Technology Co., Ltd.	RMB 1,440,000
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	USD 36,986
JA Solar Investment (China) Co., Ltd.	USD 50,000
Dunhuang JA Solar Power Development Co., Ltd.	RMB 321,000
Hebei Ningjin Songgong Semiconductor Co., Ltd.	RMB 275,000
JA Solar PV Technology Co., Ltd.	USD 10,000
JA Solar PV Electric (Shexian) Co,. Ltd.	RMB 9,000
Aiyouen Power Electric (Yinchuan) Co,. Ltd.	RMB 26,000
JA Solar PV Electric (Baotou) Co,. Ltd.	RMB 4,500
Beijing JA Solar PV Technology Co., Ltd.	RMB 60,000
JA Solar PV Electric (Huanghua) Co,. Ltd.	RMB 5,000
JA Solar PV Electric (Yanchi) Co,. Ltd.	RMB 5,500
JA New Energy Development (Hebei) Co., Ltd.	RMB 6,000
Other JA PV Electric companies	RMB 226,318

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

24.  Earnings (loss) per share

Basic and diluted net (loss)/ earnings per share for the years ended December 31, 2013, 2014 and 2015 are calculated as follows:

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015
	RMB	RMB	RMB
Numerator:

Net (loss)/income attributable to JA Solar Holdings	(429,280)	423,771	623,713
Fair value of warrants in excess of net proceeds of equity offering	(44,396)	—	—
Allocation of net income to participating warrant holder	—	(77,174)	(107,828)
Numerator for basic (loss)/earnings per share	(473,676)	346,597	515,885
Dilutive effect of:
Add back allocation to participating warrant holder (1)	—	4,336	—
Excluding portion of fair value gain (2)	—	(16,716)	—
Numerator for diluted earnings per share	(473,676)	334,217	515,885
Denominator:
Denominator for basic loss per share - weighted average ordinary shares outstanding	201,317,884	242,192,859	243,506,821
Dilutive effect of share options and RSUs*	—	363,633	238,100
Dilutive effect of warrants*	—	306,592	—
Denominator for diluted loss per share	201,317,884	242,863,084	243,744,921

Basic (loss)/earnings per share	(2.35)	1.43	2.12
Diluted (loss)/earnings per share	(2.35)	1.38	2.12

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

* Potentially dilutive share options and RSUs totaling 3,433,109 in 2013 were not included in the calculation of dilutive earnings per share in 2013 because of their anti-dilutive effect.

* Potentially dilutive warrants 30,806,670 in 2013 were not included in the calculation of dilutive earnings per share in 2013 because of their anti-dilutive effect.

* Potentially dilutive share options and RSUs totaling 2,856,278 in 2014 were not included in the calculation of dilutive earnings per share in 2014 because of their anti-dilutive effect.

* Potentially dilutive warrants 52,569,971 in 2014 were not included in the calculation of dilutive earnings per share in 2014 because of their anti-dilutive effect. Series B Warrant is anti-dilutive as the exercise price of US$ 10. 90 per ADS is higher than average stock price during the year.

* Potentially dilutive share options and RSUs totaling 3,437,510 in 2015 were not included in the calculation of dilutive earnings per share in 2015 because of their anti-dilutive effect.

* Potentially dilutive warrants 50,896,656 in 2015 were not included in the calculation of dilutive earnings per share in 2015 because of their anti-dilutive effect. Series B Warrant is anti-dilutive as the exercise price of US$ 10. 90 per ADS is higher than average stock price during the year.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25  Related party transactions

a)            Amounts due to related parties consisted of the following:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Short-term:
Payables to Hebei Jinglong Industry and Commerce Group Co., Ltd. (“Hebei Jinglong”)	8,040	3,904
Payables to Jing Wei Electronics Co., Ltd.(“Jing Wei”)	84,020	39,785
Payables to Xingtai Jinglong Electronics and Materials Co., Ltd.(“Xingtai Jinglong”)	63,633	63,766
Payables to Heibei Ningjin Songgong Electronics Co., Ltd. (“Songgong Electronics”)	17,302	92,709
Payables to Yangguang Guifeng Electronics Co., Ltd.(“Yangguang Guifeng”)	88,757	32,914
Payables to Ningjin Saimei Ganglong Electronics Co., Ltd. (“Saimei Ganglong”)	34,821	32,574
Payables to Hebei Jinglong Fine Chemical Co., Ltd. (“Fine Chemical”)	24,827	14,183
Payables to Hebei Jinglong Sunshine Equipment Co., Ltd.	1,817	46,563
Payables to Ningjin Jingxing Electronic Material Co., Ltd.	4,810	27,152
Others	11,290	35,358
Total amounts due to related parties	339,317	388,908

b)   Amounts due from related parties consisted of the following:

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB
Short-term:

Advance to related party suppliers, net
Advances to Hebei Jinglong	60,000	39,194

Accounts receivable from related party customers, net
Receivables from JA Solar PV Electric (Lincheng) Co,. Ltd. (“Lin Cheng”)	109,407	35,320
Receivables from Hebei Jinglong	106,194	18,011
Receivables from Jing Wei	28,194	5,282
Receivables from Xingtai Jinglong	19,694	16,079
Receivables from Songgong Electronics	67,243	87,641
Receivables from Yangguang Guifeng	40,726	748
Receivables from others-short term	10,818	5,394

Amount due from related parties:
Loan to Yangzhou JA Property Co., Ltd. (“Yangzhou Property”)	40,000	40,000
Amount due from others-short term	7,890	5,654

Long-term:
Advances to Hebei Jinglong-long term	10,145	26,757

Total amounts due from related parties	500,311	280,080

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.  Related party transactions (continued)

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

Due to the reorganization of Jinglong Group, Hebei Jinglong disposed its wafer production business in the middle of 2014. For the years ended 31 December2013, 2014 and 2015, the Group purchased RMB205,047, RMB nil and RMB nil respectively, of silicon wafers from Jinglong Group under the Jinglong Supply Contracts.

Unused prepayments were RMB113,603, RMB70,145 and RMB65,951 at December 31, 2013, 2014 and 2015, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet. The unused prepayment was deducted by the rental fee according to the supplemental agreements signed every quarter.

Outsourcing service

The Group outsourced wafer processing services to Hebei Jinglong, who helped the Group turn polysilicon into wafers. The outsourcing service fee was RMB1,024, RMB320 and RMB nil for Hebei Jinglong for the years ended December 31, 2013, 2014 and 2015 respectively. Hebei Jinglong changed its business and the Group outsourced wafer processing service to the subsidiaries of Hebei Jinglong since the middle of 2014. (Refer to Note 25(d))

Leasing

The Group leases properties from Hebei Jinglong and another related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB42,089, RMB47,352 and RMB52,614 for the years ended December31, 2013, 2014 and 2015, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.  Related party transactions (continued)

d)    Transactions with other related parties

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	RMB
Sales of products
Subsidiaries of Hebei Jinglong	394,974	73,215	34,337
Ningjin Songgong	1,531	—	—
Others	—	115,382	92,158
Total	396,505	188,597	126,495

Purchase of products
Subsidiaries of Hebei Jinglong	609,635	1,079,882	1,015,077
Ningjin Songgong	35,504	—	—
Total	645,139	1,079,882	1,015,077

Processing service
Subsidiaries of Hebei Jinglong	7,124	14,735	8,438
Total	7,124	14,735	8,438

Purchase of equipment and building
Subsidiaries of Hebei Jinglong	1,967	2,543	—
Yangzhou Property	—	77,398	—
Total	1,967	79,941	—

Sales of equipment
Subsidiaries of Hebei Jinglong	5,000	—	—
Total	5,000	—	—

Provide entrusted loan
Yangzhou Property	40,000	40,000	40,000
Total	40,000	40,000	40,000

Provide Guarantee
Yangzhou Property	20,000	—	—
Total	20,000	—	—

Receive Guarantee
Hebei Jinglong	228,000	672,047	581,714
Yangzhou Property	50,000	80,000	80,000
Total	278,000	752,047	661,714

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.  Related party transactions (continued)

As of December 31, 2014 and 2015, the Group provided no guarantees to related parties while as of December 31, 2013, the Group provided guarantees to Yangzhou Property for a short-term borrowing with a principal of RMB 20,000. Meanwhile, the Group received guarantees from Yangzhou Property for a short-term borrowing with a principal of RMB 50,000, RMB 80,000 and RMB 80,000 in 2013, 2014 and 2015, respectively. No amounts have been accrued as a loss contingency related to this guarantee because payment by the Group is not probable. The fair value of the guarantee as of December 31, 2015 was not material. In addition, in June 2013, the Company provided an entrustment loan to Yangzhou Property with a principal of RMB 40,000, with an annual interest rate of 6.6% and will be due for repayment in one year.  In 2014, the repayment date for the entrustment loan was extended to June 8, 2015. And in 2015, the repayment date for this loan is extended to June 10, 2016 with interest rate of 7%. In 2014, the Group purchased a block of building from Yangzhou Property for a consideration of RMB 77,398, which was based on the fair value of the building. In 2013 and 2015, there were no such transactions.

The Group considers that these transactions were carried out at arm’s length with prices comparable to other similar transactions with unrelated third parties.

26.  Commitments and Contingencies

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

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Group’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Group for the full stated purchase price of polysilicon or silicon wafers the Group is obligated to purchase each year, whether or not the Group actually purchases the contractual volume. In the years ended December 31, 2013 ,2014 and 2015, the Company failed to perform purchase obligations of RMB 259 million, 507 million and 877 million, respectively, under a take-or-pay supply agreement with Hemlock, as it is currently renegotiating with Hemlock. While its take-or-pay arrangements pursuant to certain LTAs are characterized as unconditional purchase commitments which require disclosure under ASC 440-10-50-2 and 4, a separate assessment is performed to determine whether losses should be accrued on those inventory purchase commitments in accordance with ASC 330-10-35-17 to 18. (Refer to Note 2(g) and Note 7 Inventories).

In addition to the “take or pay” supply agreements, the Group has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on prevailing market price or relevant energy price index. Purchases made under “take or pay” agreements amounted to RMB 957,358, RMB 1,581,048 and RMB 1,929,867for the years ended December 31, 2013, 2014 and 2015, respectively. The Group’s future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.  Commitments and Contingencies (continued)

	“Take or pay” supply agreements	Other Multi-year supply agreements *	Total
	(in RMB)	(in RMB)	(in RMB)
Twelve Months Ending December 31
2016	2,331,838	363,267	2,695,105
2017	1,687,817	—	1,687,817
2018	1,649,245	—	1,649,245
2019	1,610,673	—	1,610,673
2020	808,453	—	808,453
Total	8,088,026	363,267	8,451,293

* includes only purchase commitments with fixed or minimum price provisions.

In addition, the Group has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms. The Group has committed to purchase polysilicon and silicon wafers with the quantity of 0 metric tons and 720 million pieces respectively during 2016 to 2018, which are with variable price provisions and not included in the above table.

Outstanding supplier advances made to suppliers with whom the Group has entered into “take or pay” arrangements amounted to RMB 561,363 and RMB 341,447 as of December 31, 2014 and 2015, respectively.

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

b)    Litigation regarding the long-term supply contract with Hemlock

The Group entered into a long-term polysilicon supply contract with Hemlock in March 2011 and the agreement is structured as fixed price and quantity “take or pay” arrangement from 2013 to 2020. Under the long-term supply contract, the Group is required to make the advance payments and purchase a contracted minimum volume of polysilicon at predetermined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2013. Due to significant decrease of silicon price in the market and uncertainties brought by high anti-dumping and anti-subsidy tariff imposed after the supply contract was signed, the Group believes performance of the contract is commercially unreasonable and therefore, it did not make full advance payment and accept any delivery in 2013 , 2014 and 2015. On March 31, 2015, Hemlock gave notice to the Group to terminate the long-term polysilicon supply contract with immediate effect. Hemlock stated that the reason for the termination was an alleged breach of the supply contract by the Group and demanded that the Group pay US$921 million, which comprised of the remaining advance prepayments, take-or-pay for the period from 2013 to 2020 and the financial penalty for the late payments till March 31, 2015. After the notice was received, management had several runs of negotiation with Hemlock. As of the date of this report, the Company is still in the process of negotiating with Hemlock and no formal agreement is reached. Due to the fact that no written agreement has been reached, the Group continued to assess whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, and concluded that no loss provision under the supply contract with Hemlock is required as of December 31, 2013, 2014and 2015. (Refer to Note 7 Inventory). As of December 31, 2014 and 2015, full provision with the amount of RMB63.3 million (US$10.2 million) was provided against the prepayment balance to Hemlock under the long-term supply contract.

On April 18, 2016, the Group was served with court papers for a lawsuit brought by Hemlock against JA Yangzhou in the Supreme Court of the State of New York on January 20, 2015. Hemlock claimed damages in an amount to be proved at trial, of not less than US$921 million. The Group is currently reviewing the claim and is also continuing the negotiation with Hemlock. The Group is currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuit. Depending on the outcome, however, it might be possible that the Group might be liable for damages up to the claimed amount.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.  Commitments and Contingencies (continued)

c)    Operating lease commitments

As of December 31, 2014, the Group has several operating lease agreements to lease certain assets, including offices, dormitory and land. These non-cancelable operating leases expire from July 2010 to May 2017, with rental fees that approximates market rents.

Future minimum obligations for operating leases are as follows:

(in RMB)
2016	69,794
2017	7,448
2018	1,847
2019	510
Thereafter	510
Total	80,109

Rent expense under all operating leases was RMB 53,422, RMB 61,950 and RMB 74,275, for the years ended December 31, 2013, 2014 and 2015, respectively.

d)    Capital expenditure

As of December 31, 2015, the Group had contracted for capital expenditure on machinery and equipment of RMB 581,680.

27.  Fair value measurements

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Group. Unobservable inputs are inputs that reflect the Group’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Group has the ability to access.

•Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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

27.  Fair value measurements (continued)

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

27.  Fair value measurements (continued)

Recurring change in fair value

As of December 31, 2014, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level3)
Assets:
Foreign exchange forward contract instruments	5,541	—	5,541	—

Liabilities:
Derivatives liabilities - warrants	(105,785)			(105,785)

As of December 31, 2015, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contract instruments	960	—	960	—

Liabilities:
Derivatives liabilities - warrants	(71,237)			(71,237)

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 warrant derivatives for the year ended December 31, 2014 was as follows:

Balance at December 31, 2013	(185,365)
Unrealized gain included in change in fair value of warrant derivatives	74,014
Exercise of warrants reclassified to additional paid —in capital	6,343
Exchange loss	(777)
Balance at December 31, 2014	(105,785)

A summary of changes in Level 3 warrant derivatives for the year ended December 31, 2015 was as follows:

Balance at December 31, 2014	(105,785)
Unrealized gain included in change in fair value of warrant derivatives	39,593
Exchange loss	(5,045)
Balance at December 31, 2015	(71,237)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

27.  Fair value measurements (continued)

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2013	December 31, 2014	December 31, 2015
Derivatives liabilities - warrants	(51,074)	74,014	39,593
Foreign exchange forward contracts not designated as hedging instruments	(793)	10,470	4,440
	(51,867)	84,484	44,033

28.  Segment information and operations by geographic area

In accordance with FASB ASC 280-010-50-22, the Group considers the financial information reviewed by our CODM or otherwise regularly provided to the CODM, to identify its operating segment and the measures of profit or loss and total assets for each segment. The specific items or accounts included in the measure of segment profit or loss reviewed by our CODM or are otherwise regularly provided to the CODM are: revenue from external customer, intersegment revenue, gross profit/(loss), interest income and expenses, and income / (loss) before income taxes.

The basis of accounting for recording revenue from external customer, intersegment sales and corresponding cost of sales, interest income and expenses, and income /(loss) before income taxes is in conformity with the accounting policies used in the consolidated financial statements, and such segment financial information is prepared and disclosed in accordance with aforementioned accounting basis, is on the same basis by which the Company reports internally to its CODM.

The intersegment revenues from the sale of solar modules from manufacturing segment to solar projects segment were recorded based on amounts charged to the solar projects segment, which are generally determined using fair market price charged to independent third party customers. The corresponding cost of sales related to intersegment sales is recorded based on the actual costs of sales incurred by the solar product manufacturing segment.

The Group’s operating segments have certain of their own dedicated administrative and corporate key functions, such as accounting, administration, procurements, marketing and human resource. Costs for these functions are recorded and included in the respective selling, general and administrative costs for each of our segment.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.  Segment information and operations by geographic area (continued)

With the growth of business of electricity generation in 2015, the CODM began to operate and manage its business by two segments — manufacturing segment and solar projects segment. The following table set forth the results of operations of the segments and reconciliation with consolidated results of operations for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December31, 2015
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	13,461,181	64,226	—	13,525,407
Revenues—intersegment	263,332	—	(263,332)	—
Gross profit— third parties	2,258,099	34,490	—	2,292,589
Gross profit—intersegment	59,599	—	(59,599)	—
Depreciation, depletion, and amortization expense	(771,986)	(25,685)	—	(797,671)
Interest expense	(218,759)	(30,623)	—	(249,382)
Interest income	25,321	250	—	25,571
Income/(loss) before income taxes	880,393	(48,992)	(59,599)	771,802

Total assets	15,318,101	1,277,414	(289,612)	16,305,903

	Year Ended December31, 2014
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	11,295,523	—	—	11,295,523
Revenues—intersegment	690,593	—	(690,593)	—
Gross profit— third parties	1,756,495	—	—	1,756,495
Gross profit—intersegment	175,704	—	(175,704)	—
Depreciation, depletion, and amortization expense	(685,345)	—	—	(685,345)
Interest expense	(229,665)	—	—	(229,665)
Interest income	28,169	44	—	28,213
Income/(loss) before income taxes	701,363	(5,619)	(175,704)	520,040

Total assets	14,193,590	791,884	(501,696)	14,483,778

	Year Ended December31, 2013
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	7,182,789	—	—	7,182,789
Revenues—intersegment	39,341	—	(39,341)	—
Gross profit— third parties	762,289	—	—	762,289
Gross profit—intersegment	4,721	—	(4,721)	—
Depreciation, depletion, and amortization expense	(595,792)	—	—	(595,792)
Interest expense	(285,618)	—	—	(285,618)
Interest income	17,069	22	—	17,091
Loss before income taxes	(436,701)	(97)	(4,721)	(441,519)

Total assets	11,847,433	75,586	(41,325)	11,881,694

*Elimination refers to (1) the elimination of revenue and profit from the sale of solar modules from manufacturing segment to solar project segment; (2) the elimination of unsettled receivables from manufacturing segment and unsettled payables from solar projects segment resulting from the above sales of solar modules.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.  Segment information and operations by geographic area (continued)

The following table summarizes the Group’s net revenues generated from different geographic locations:

	Year Ended December31,
	2013	2014	2015
	RMB	RMB	RMB
China	3,001,498	3,741,732	5,819,828
Outside China:
Japan	1,596,703	3,852,572	2,437,507
Rest of the world	2,584,588	3,701,219	5,268,072
Total outside China	4,181,291	7,553,791	7,705,579
Total net revenue	7,182,789	11,295,523	13,525,407

The Group’s long-lived fixed assets with an amount of RMB 401,473 were located in Malaysia, and the rest are substantially located in China.

29. Certain risks and uncertainties

a)      Major customers

For the year ended December 31, 2013, 2014 and 2015, there is one customer located in Japan accounting for 18.6% , 28.8% and 12.5% of total revenue, respectively.

Accounts receivable from the 3 customers with the largest receivable balances represents 17% and 23% of the balance of accounts receivable at December 31, 2014 and 2015, respectively. There is no accounts receivable from one customer occupied over 10% of total accounts receivable balance .The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

b)      Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivables and advances to suppliers.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC, US, Hong Kong, Japan and Malaysia and limits the amount of credit risk from any single institution. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash, cash equivalents and long term time deposit are financially sound based on public available information.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

c)      Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 1,121,695 and RMB 1,798,414 as of December 31, 2014 and 2015, respectively.

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

31. Share repurchase

On November 17, 2014, our board of directors approved US$90 million share repurchase program, which provided authorization to purchase up to US$90 million worth of our outstanding ADSs. During the year ended December 31, 2015, the Company repurchased 14,855,815 shares at a cost of US$22,441 (RMB 139,753). When the shares are repurchased for retirement, the excess of cost over par value is charged entirely to retain earnings.

32.  Subsequent events

The Group has performed an evaluation of subsequent events through the date the consolidated financial statements were issued.

33.  Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 9,215,460 or 158.3% of the Company total consolidated net assets as of December 31, 2015. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, and if applicable, to the non-controlling interest.

34.  Additional information — condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from January 1, 2013 to December 31, 2015.

The subsidiaries did not pay dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2015.

	For the year ended December31, 2013	For the year ended December31, 2014	For the year ended December31, 2015
	RMB	RMB	RMB

Revenues	—	—	—
Total operating expenses	(24,368)	(38,940)	(65,233)
Loss from operations	(24,368)	(38,940)	(65,233)
Interest expense	(47,330)	—	—
Change in fair value of derivatives	(51,074)	74,014	39,593
Share of (loss)/income from subsidiaries	(246,909)	380,263	509,243
Other (loss)/income	(59,599)	8,434	140,110
(Loss)/income before income taxes	(429,280)	423,771	623,713
Net (loss)/income	(429,280)	423,771	623,713
Less: fair value of warrants in excess of net proceeds of equity offering	44,396	—	—
Net (loss)/income attributable to JA Solar Holdings	(473,676)	423,771	623,713

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	December 31,	December 31,
	2014	2015
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	29,223	1,070
Other current assets	2,257	—
Total current assets	31,480	1,070
Investments in subsidiaries	2,978,282	3,458,210
Amount due from subsidiaries	2,566,506	2,684,130
Total assets	5,576,268	6,143,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables to subsidiaries and employees	6,364	131,424
Accrued and other liabilities	11,454	30,144
Derivatives liabilities - warrants	105,785	71,237
Total current liabilities	123,603	232,805
Long-term amount due to subsidiaries	92,493	90,910
Total liabilities	216,096	323,715

Commitments and Contingencies

Shareholders’ equity :
Ordinary shares (US$0.0001 par value;500,000,000 shares authorized, 252,301,917 and 237,853,602 shares issued and outstanding as of December 31, 2014 and December 31, 2015)	186	176
Additional paid-in capital	5,638,703	5,649,304
Accumulated deficit/(surplus)	(289,803)	194,167
Accumulated other comprehensive income/(loss)	11,086	(23,952)
Total shareholders’ equity	5,360,172	5,819,695
Total liabilities and shareholders’ equity	5,576,268	6,143,410

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss)/Income	(429,280)	423,771	623,713
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	1,960	4,985	3,681
Share of (loss)/income from subsidiaries	246,909	(380,263)	(509,243)
Amortization of deferred issuance cost and increase in accretion of convertible notes	35,030	—	—
Change in the fair value of derivatives	51,074	(74,014)	(39,593)
Exchange loss/(income)	85,032	(11,636)	(150,686)
Changes in operating assets and liabilities:
Decrease in other current assets	1,651	1,374	2,257
Increase/(decrease) in other payables to subsidiaries and employees	1,216	(1,424)	10
(Decrease)/increase in accrued and other liabilities	(10,978)	7,843	18,690
Decrease in interest payable	(4,123)	—	—
Net cash used in operating activities	(21,509)	(29,364)	(51,171)

Cash flows from investing activities:
Loans repayment by subsidiaries	133,458	244,772	37,206
Net cash provided by investing activities	133,458	244,772	37,206

Cash flows from financing activities:
Proceeds from exercise of stock options	3,389	2,171	1,196
Proceeds from short-term loan from subsidiaries	—	—	125,050
Proceeds from long-term loan from subsidiaries	623,759	—	—
Proceeds from issuance of ordinary shares	128,529	—	—
Proceeds from issuance of ordinary shares upon exercise of warrants	143,107	286,747	—
Repurchase of ADS	—	—	(139,753)
Repayment of long-term loan from subsidiaries	(253,629)	(509,571)	(1,583)
Repurchase of senior convertible notes	(740,027)	—	—
Net cash provided by/(used in) financing activities	(94,872)	(220,653)	(15,090)
Effect of exchange rate changes on cash and cash equivalents	205	175	902
Net increase/(decrease) in cash and cash equivalents	17,282	(5,070)	(28,153)
Cash and cash equivalents at the beginning of the year	17,011	34,293	29,223
Cash and cash equivalents at the end of the year	34,293	29,223	1,070