Form 20-F
period 2016-12-31
JA Solar Holdings Co., Ltd.
filed 2017-04-26
CIK 1385598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

COMMISSION FILE NUMBER 001-33290

JA Solar Holdings Co., Ltd.
(Exact name of Registrant as specified in its charter)

The Cayman Islands
(Jurisdiction of Incorporation or Organization)

Building No.8, Noble Center, Automobile Museum East Road Fengtai, Beijing 100070 The People’s Republic of China
(Address of Principal Executive Offices)

Mr. Hexu Zhao JA Solar Holdings Co., Ltd. Building No.8, Noble Center, Automobile Museum East Road Fengtai, Beijing 100070 The People’s Republic of China Tel: +86-10-63611888 Fax: +86-10-63611999
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 237,853,602 ordinary shares, par value US$0.0001 per share, as of December 31, 2016.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                  “U.S.” refers to the United States.

•                  “US$” and “U.S. dollars” refer to the legal currency of the U.S.;

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                          SELECTED FINANCIAL DATA

The selected consolidated statements of operations data presented below for the years ended December 31, 2014, 2015 and 2016 and our balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Operations and Comprehensive Income/(Loss) Data:
Revenues
Solar modules	4,044	4,388	9,292	12,689	14,781	2,129
Solar cells and other products	2,493	2,414	1,848	762	800	115
Electricity generation	—	—	—	64	156	23
Solar products processing	182	381	156	10	—	—
Total revenues	6,719	7,183	11,296	13,525	15,737	2,267
Cost of revenues
Solar modules	(4,029)	(3,861)	(7,844)	(10,521)	(12,612)	(1,817)
Solar cells and other products	(2,561)	(2,270)	(1,602)	(675)	(743)	(107)
Electricity generation	—	—	—	(30)	(88)	(13)
Solar products processing	(183)	(290)	(93)	(7)	—	—
Total cost of revenues	(6,773)	(6,421)	(9,539)	(11,233)	(13,443)	(1,937)

Gross (loss)/profit	(54)	762	1,757	2,292	2,294	330

Operating expenses
Selling, general and administrative expenses	(902)	(765)	(954)	(1,245)	(1,058)	(152)
Research and development expenses	(86)	(88)	(140)	(149)	(176)	(25)
Loss from purchase commitments and contract termination costs	—	—	—	—	(149)	(22)
Impairment loss on property, plant and equipment	(398)	—	—	—
Impairment loss on project assets	—	—	—	(33)	(8)	(1)

Total operating expenses	(1,386)	(853)	(1,094)	(1,427)	(1,391)	(200)

(Loss)/income from operations	(1,440)	(91)	663	865	903	130

Change in fair value of derivatives	9	(52)	84	44	49	7
Convertible notes buy back loss	(8)	—	—	—	—	—
Interest expense	(489)	(285)	(230)	(249)	(285)	(41)
Interest income	36	17	28	26	19	3
Foreign exchange (loss)/gain	(25)	(44)	(62)	32	81	12
(Loss)/income from equity method investment	(43)	(2)	3	6	10	1
Other income, net	399	16	34	48	66	10

(Loss)/income before income taxes	(1,561)	(441)	520	772	843	122
Income tax (expense)/benefit	(101)	15	(73)	(157)	(123)	(18)

Net (loss)/income	(1,662)	(426)	447	615	720	104
Less: (earnings)/loss attributable to the noncontrolling interest	—	(3)	(23)	9	(36)	(5)
Net (loss)/income attributable to JA Solar Holdings	(1,662)	(429)	424	624	684	99
Less: fair value of warrants in excess of net proceeds of equity offering	—	(44)	—	—	—	—
Less: allocation of net income to a participating warrant holder	—	—	(77)	(108)	—	—
Net (loss)/income attributable to JA Solar’s ordinary shareholders	(1,662)	(473)	347	516	684	99
Net (loss)/income per share
Basic.	(8.53)	(2.35)	1.43	2.12	2.92	0.42
Diluted	(8.53)	(2.35)	1.38	2.12	2.92	0.42
Net (loss)/income per ADS
Basic.	(42.67)	(11.76)	7.17	10.59	14.59	2.10
Diluted.	(42.67)	(11.76)	6.88	10.58	14.58	2.10

Weighted average number of shares outstanding:
Basic.	194,788,429	201,317,884	242,192,859	243,506,821	234,290,842	234,290,842
Diluted.	194,788,429	201,317,884	242,863,084	243,744,921	234,402,452	234,402,452

	As of December 31,
	2012	2013	2014	2015	2016
	(in millions)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,031	2,120	2,155	2,883	2,569	370
Total current assets	7,150	6,352	8,601	10,025	10,265	1,478
Total assets	13,132	11,882	14,484	16,306	19,031	2,741

Total current liabilities	5,889	5,041	6,580	7,175	8,651	1,246
Total long-term liabilities	2,350	2,137	2,437	3,214	3,919	564
Total liabilities	8,239	7,178	9,017	10,389	12,570	1,810
Total Shareholders’ equity	4,893	4,704	5,467	5,917	6,461	931

	Year ended December 31,
	2012	2013	2014	2015	2016
Operating Data:
Products sold (in MW)	1,702.1	2,072.0	3,057.9	3,937.9	4,920.4	—
Average PV cells selling price per watt (in RMB)	2.8	2.4	2.3	1.9	1.8	0.26
Average PV modules selling price per watt (in RMB )	4.5	4.0	3.9	3.5	3.2	0.46

Exchange Rate Information

Our functional currency is Renminbi. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Except as otherwise stated in this annual report, all amounts in this annual report have been translated from RMB to U.S. dollars and from U.S. dollars to RMB at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the noon buying rate was RMB6.8845 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6563	6.4480	6.9580
October	6.7735	6.7303	6.6685	6.7819
November	6.8837	6.8402	6.7534	6.9195
December	6.9430	6.9198	6.8771	6.9580
2017
January	6.8768	6.8907	6.8360	6.9579
February	6.8645	6.8697	6.8517	6.8821
March	6.8832	6.8940	6.8687	6.9132
April (through April 21, 2017)	6.8845	6.8871	6.8778	6.8988

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

Our business is sensitive to domestic and global economic conditions. The global macroeconomic environment is facing new challenges, including the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone since 2014. The growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.7% in 2016. The Chinese economy was on a bumpy road over the past few years, demonstrated by various factors such as the stock market volatility and RMB depreciation. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to high volatility.

There have been concerns over unrest and terrorist threats in Europe, the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns about the relationship among China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and thus exiting the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in international trade policies and trade barriers have adversely affected, and may continue to adversely affect, our ability to export our products to customers in certain countries, or import raw materials from certain countries.

We generate a significant portion of our revenues from sales to customers located outside of China and our customer mix varies geographically from period to period. Trade barriers, such as tariffs, taxes, duties, restrictions and expenses, have adversely affected, and may continue to adversely affect, our ability to export our products to customers in certain countries, especially the European Union and the U.S. For the years ended December 31, 2014, 2015 and 2016, we generated 12.5%, 10.1% and 4.0%, respectively, of our revenue from sales to customers located in the European Union, and during the same periods, we generated 4.5%, 4.0% and 10.0%, respectively, of our revenue from sales to customers located in the U.S.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiations of anti-dumping and anti-subsidy investigations regarding crystalline silicon PV modules and key components (i.e., cells and wafers) originating from China into the European Union. On June 4, 2013, the European Commission announced that it would, from June 6, 2013, impose a provisional anti-dumping duty, or AD, of 11.8% to all solar panels, cells and wafers imported from China into the European Union. This provisional AD at 11.8% lasted until August 6, 2013, at which point it could be increased to the proposed 47.6% unless a settlement was otherwise achieved between the PRC government and the European Commission. The European Commission made its decision after forming the opinion that Chinese solar companies in general were selling solar panels to European customers at prices that were far below their normal market value. The PRC Ministry of Commerce, or MOFCOM, refuted the finding by the European Commission. On August 2, 2013, the European Commission accepted a price undertaking offered by Chinese companies exporting solar panels, represented by China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Under such undertaking, crystalline silicon PV modules and key components (i.e., cells) originated in or consigned from China are sold to the European Union above fixed floor prices and subject to quota limitation. Companies that accept such fixed floor prices and quota limitation will not be subject to any anti-dumping and anti-subsidy tariffs. We previously accepted such undertaking and were subject to fixed floor prices and quota limitation. Such fixed floor prices have increased our selling price and had an adverse effect on our ability to secure orders from customers in the European Union. In September 2016, we decided to withdraw from the undertaking and are no longer subject to the fixed floor prices or quota limitation, as we believe the average selling prices in the European Union are already considerably below the fixed floor prices currently in place and the fixed floor prices no longer accurately reflect the market environment. We have since then served and will continue to serve the European market through our manufacturing facilities outside of China. However, if we fail to maintain our ability to serve the European market through our manufacturing facilities outside of China, the competitiveness of our products to customers located in the European Union would be materially and adversely affected.

On May 29, 2015, the European Commission opened two investigations into claims that the duties in force for crystalline silicon PV modules or panels from China are being circumvented by transshipment via Taiwan and Malaysia. Circumvention has been found and the European Commission extended the duties in force against China to solar panels and solar cells consigned from Taiwan and Malaysia. On February 11, 2016, the European Commission reached definitive conclusion of this investigation. According to the definitive conclusion, AD of 53.4% and CVD of 11.5% which are applicable to the imports of crystalline silicon PV modules or panels and cells of the type used in crystalline silicon PV modules or panels from China also extended to imports of crystalline silicon PV modules or panels and cells of the type used in crystalline silicon PV modules or panels consigned from Malaysia and Taiwan whether declared as originating in Malaysia and Taiwan or not.

Furthermore, in December 2012, the U.S. Department of Commerce, or DOC, issued its final determination to impose AD and countervailing duties, or CVD, on crystalline silicon PV cells, whether or not assembled into modules from the PRC, as well as modules assembled from those cells that are exported to the U.S. The combined AD/CVD rate applicable to us was 29.18% when the final order was issued in December 2012. The DOC conducts annual administrative review of the AD/CVD rate that is applicable during the previous year, and based on the updated rate, the U.S. customs adjusts the tariffs paid by the affected companies by refunding the overpayment and requesting payment of the deficiency. In February 2014, DOC initiated its first annual administrative review of the anti-dumping tariff applicable from May 25, 2012 to November 30, 2013 and the anti-subsidy tariff applicable from March 26, 2012 to December 31, 2012. The AD/CVD rate applicable to us remained 29.18% after the first annual review. On August 4, 2015, the U.S. Trade Representative instructed the DOC to implement its determinations under section 129 of the Uruguay Round Agreements Act, which lowered the AD/CVD rate from 29.18% to 28.42%. In February 2015, DOC initiated its second annual administrative review of the anti-dumping tariff applicable from December 1, 2013 to November 30, 2014 and the anti-subsidy tariff applicable from January 1, 2013 to December 31, 2013. We were the mandatory respondent in the second administrative review of anti-subsidy tariff. The AD/CVD rate applicable to us is currently 27.72% until the release of final determination of the third annual administrative review. In February 2016, DOC initiated its third annual administrative review of the anti-dumping tariff applicable from December 1, 2014 to November 30, 2015 and the anti-subsidy tariff applicable from January 1, 2014 to December 31, 2014. The final determination is expected to be released in June 2017. If the final determination resulted in a rate higher than 27.72%, we will be obligated to pay for the difference between the final rate and 27.72% for products exported during the review period. In February 2017, DOC initiated its fourth annual administrative review of anti-dumping tariff applicable from December 1, 2015 to November 11, 2016 and the anti-subsidy tariff applicable from January 1, 2015 to December 31, 2015. We are participating in the fourth annual review process.

In January 2014, DOC initiated a parallel anti-dumping investigation on imports of certain crystalline silicon PV products from China and Taiwan and a parallel anti-subsidy investigation on imports of certain crystalline silicon PV products from China. On December 23, 2014, DOC announced its final affirmative determinations that (i) imports of certain crystalline silicon PV products from China have been sold in the U.S. at dumping margins ranging from 26.71% to 165.04%; (ii) imports of certain crystalline silicon PV products from Taiwan have been sold in the U.S. at dumping margins ranging from 11.45% to 27.55%; and (iii) imports of certain crystalline silicon PV products from China have received subsidies ranging from 27.64% to 49.79%. The combined AD/CVD rate applicable to us is 68.49%, which came into effect on February 18, 2015 and exists in parallel with the already existing AD/CVD rate of 27.72% as mentioned above. Subject merchandise in China includes modules, laminates and/or panels assembled in China using crystalline silicon PV cells produced in a customs territory other than China; and subject merchandise in Taiwan includes modules, laminates, and/or panels produced in a third country from cells produced in Taiwan. The AD/CVD rate is also subject to annual administrative review. In February 2016, DOC initiated its first annual administrative review of the anti-dumping tariff applicable from July 31, 2014 to January 31, 2016 and the anti-subsidy tariff applicable from June 10, 2014 to December 31, 2015. If the final determination resulted in a rate higher than 68.49%, we will be obligated to pay for the difference between the final rate and 68.49% for products exported during the review period. In addition, certain of our PV modules exported to the U.S. were assembled from PV cells supplied by a Taiwan-based supplier. The AD rate applicable to such Taiwan-based supplier is 11.45%. If the final determination resulted in a rate higher than 11.45%, we will be obligated to pay for the difference between the final rate and 11.45% for products using such  supplier’s PV cells. The final determination of the first review is expected to be released in the middle of 2017.

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

We are actively taking measures to alleviate the negative effects caused by the tariffs, including exploring new markets and securing additional order from customers located outside of the U.S. and the European Union. However, if our efforts to develop new markets fail and we are not able to gain additional orders from other customers to replace orders from those in the European Union and the U.S., our revenue could be materially and adversely affected.

Australia has also initiated anti-dumping investigations against crystalline silicon solar panels imported from China. On October 6, 2015, the Australian Anti-dumping Commission decided to terminate this investigation and did not impose any anti-dumping tariffs on imported solar panels. The final determination was revoked by Australia Anti-Dumping Review Panel on January 8, 2016 and the investigation was resumed in 2016. After re-investigation, the Australian Anti-dumpling Commission announced on October 18, 2016 to terminate such investigation on the ground that the damages caused by PV products imported from China are negligible.

On December 5, 2014, Canada initiated anti-dumping and countervailing investigations on imports of crystalline silicon PV modules from China. Based on the final determination issued by Canada Border Services Agency on June 3, 2015. JA Hefei Technology was determined to be subject to an AD rate of 48.4% and a CVD rate of RMB0.011 per watt.

On July 1, 2016, Turkey’s Ministry of Economy initiated an anti-dumpling investigation on imports of crystalline silicon PV modules from China. The final result was announced on April 1, 2017. Turkey’s Ministry of Economy decided to impose anti-dumping tariffs on solar panel (PV module) products exported from China for a period of five years. The tax rates applicable to Chinese exporters of solar panel range from US$20 per square meter to US$ 25 per square meter.

Furthermore, we import some of our raw materials, including polysilicon, from suppliers located outside of China, such as the European Union, the U.S. and South Korea. MOFCOM initiated investigations on solar grade polysilicon imported from the U.S. and the European Union in July 2012 and November 2012, respectively. In July 2013, MOFCOM announced a preliminary ruling that it found exporters in the U.S. and South Korea dumped their products on the PRC market and caused material harm to China’s domestic solar industry and decided that it planned to impose provisional AD on solar-grade polysilicon imported from the U.S. and South Korea. In January 2014, MOFCOM upheld its previous ruling that investigated products from South Korea and the U.S. are subject to import tariffs at different rates with the highest rate being 48.7% and 57%, respectively. South Korean polysilicon producer OCI Company Ltd., or OCI, is one of our main suppliers and its products are subject to a tariff of 2.4%. On March 18, 2014, MOFCOM and Wacker Chemie AG, or Wacker, one of our main suppliers, reached an understanding concerning the export of polysilicon by Wacker to China. Pursuant to such understanding, Wacker undertook not to sell polysilicon produced at its European plants to China below a specific minimum price, in return, Wacker was exempt from AD and CVD imposed by MOFCOM. Various import tariffs and limitations imposed on foreign polysilicon suppliers may lead to the increased prices of products from domestic suppliers in the future. We may not be able to pass on such cost increase to our customers, and our earnings may be negatively affected. For 2014, 2015 and 2016, we sourced 88.1%, 98.0% and 87.9%, respectively, of our polysilicon purchases from suppliers located in the U.S., the European Union and South Korea. On November 22, 2016, MOFCOM initiated a mid-term review of anti-dumping measures applicable to imported solar grade polysilicon originating in South Korea. The final result of the investigation is expected to be released by the end of 2017.

Our revenues derived from Japan-based customers have continued to decrease over the past few years, and our results of operations may be adversely affected by various factors affecting Japan.

Due to introduction of Japan’s feed-in tariff program  in 2012, demands for PV products from our Japan-based customers increased significantly. Our revenues generated from Japan-based customers accounted for 22.2% of our total revenues in 2013 and the percentage increased to 34.1% in 2014. However, not long after Japan introduced its feed-in tariff program, it started to cut its feed-in tariff, the feed-in tariff for large-scale installation was reduced by 10% from 2012 to 2013, 11% from 2013 to 2014, 9.3% and 15.6% in two phases in 2015, which was further reduced by 11.1% in 2016. As a result, our revenues generated from our Japan-based customers as a percentage of our total revenues declined from 34.1% in 2014 to 18.0% in 2015 and further to 8.9% in 2016. The decrease in feed-in tariff has had a negative impact on customer demands in Japan as reflected by the decrease of revenues derived from our Japan-based customers. Further reduction of feed-in tariff in Japan could continue to materially and adversely affect our business and results of operations.

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

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. Countries that provided significant incentives for solar power include Germany, Spain, Italy, Greece, the U.S., Canada, Japan and China, among others. In many of the countries that constitute our major markets, solar power systems, particularly those for on-grid applications, would not be commercially viable without government incentives because the cost of generating electricity from solar power currently exceeds the cost of generating electricity from conventional or other non-solar renewable energy sources.

The scope of government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid growth of the German, Spanish and Italian solar power markets in 2010 was largely due to the government policies of those countries that set feed-in tariff terms at attractive rates. However, the escalation of the European sovereign debt crisis in 2011 affected the fiscal ability of several governments to offer incentives for the solar power industry. Each of Japan and Germany used to be one of our largest overseas markets. However, our sales to Japan and Germany have significantly decreased over the past years, primarily due to decline in customer demands resulted from their reduction of feed-in tariff. The current U.S. administration may create regulatory uncertainty in the renewable energy industry, including the solar industry. As a result, our business, operating and financial results could be adversely impacted. Members of the current U.S. administration have made public announcements that indicate the administration may not be supportive of various clean energy programs and initiatives designed to curb climate change and that it may be supportive of reducing the corporate tax rate and modifying policies or regulations enacted by the previous administration that placed limitations on coal and gas electricity generation, mining, and exploration. If the current U.S. administration or the U.S. Congress takes action in support of any such policies, we would be subject to significant risks.  Any further significant reduction in the scope or discontinuation of government incentive programs, especially in markets significant to our business, could cause demand for our products and our revenues to decline, and have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

We have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. Some of our customers are new customers with whom we have not historically had extensive business dealings. Starting from May 2011, we began to insure part of our overseas sales through China Export & Credit Insurance Corporation, or Sinosure. As of December 31, 2016, 59.9% of our total overseas accounts receivable was insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered or that Sinosure will be able to make payments on our claims. Our balance of provision for doubtful accounts was RMB275.5 million, RMB259.8 million and RMB188.3 million (US$27.1 million) in 2014, 2015 and 2016, respectively. During the year ended December 31, 2016, for sales of solar modules, we generally provide credit terms of up to 180 days to customers with good credit-worthiness as determined by our credit assessment. The failure of any of our new or existing customers to meet their payment obligations would deteriorate our working capital and materially and adversely affect our financial position, liquidity and results of operations.

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

In light of our significant international operations, we face risks associated with manufacturing, marketing, distribution and sales of our products overseas, and if we are unable to effectively manage these risks, they could impair our ability to grow our business overall.

Historically, revenues from customers in China represented a significant portion of our overall revenues. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China and our revenues from customers outside China have remained above 48% of our total revenues. We have expanded our sales network to over ninety countries over the world, including the U.S., Japan, United Kingdom and India, and established our manufacturing facilities in Malaysia and Vietnam. We also plan to continue expanding our business in the overseas market. The stability and viability of any existing, new or potential overseas markets are subject to many uncertainties and may expose us to a number of risks, including:

•                  trade barriers such as export requirements, tariffs, taxes, foreign exchange restrictions and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•                  fluctuations in currency exchange rates and potential loss in foreign currency conversion;

•                  difficulty in engaging distributors and other appropriate partners who are knowledgeable about, and can function effectively in, overseas markets, and maintaining good cooperative relationship with them;

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

•                  failure to complete construction of our overseas facilities as planned;

•                  failure to obtain or maintain certifications for our products in these markets;

•                  failure to obtain, maintain or enforce intellectual property rights; and

•                  increased costs associated with doing business in foreign jurisdictions.

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

We consume a significant amount of electricity in our operations. Electricity prices in China are expected to increase in the long term. As a result, our electricity costs may become substantially higher than our overseas competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. We cannot assure you that there will not be any disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs and shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

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

•                  failure to win in a competitive bidding for new projects;

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

•                  unforeseen engineering problems, construction delays, subsurface land conditions, cost over-runs, shortage of labor, equipment and materials supply;

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

In order to deliver electricity, the solar power plants need to connect to the transmission grid. We must obtain consents from local grid companies to connect our solar power plants to their power grids before constructing an on-grid integrated solar system.  Such consent depends on a number of external factors, including the availability of existing grids with adequate transmission capacity, progress of grid construction or system upgrades, the distance between our preferred sites and the local grids, availability of large systems such as transformers and switch gear, and the costs of additional interconnection facilities. Many of these factors are beyond our control. We may not be able to obtain all necessary consents for our new solar power system integration projects in a timely manner, or at all. These factors could significantly impact our ability to build solar power plants, connect them to the grid, successfully complete customer acceptance testing, and receive payment for such solar power plants. In addition, even if we are able to get the consents from local grid companies and connect our solar power plants to their power grids, we may experience delays in receiving payments and applicable subsidies, which are not directly paid to us.

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

Curtailment of power purchases by the grid could significantly impact our project sales price and our ability to generate revenues from electricity generation.

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

With respect to our solar power projects in China, our rights to receive central governmental subsidies can only be realized when the solar power projects are listed in the Renewable Energy Electricity Subsidy Catalog, or the Subsidy Catalog, issued by the Ministry of Finance, or MOF, the National Development and Reform Commission, or NDRC, and the National Energy Administration, or NEA, from time to time. In order to be included in the Subsidy Catalog, applications should be made with the local counterparts of MOF, NDRC and NEA, which will conduct a preliminary review of the solar power projects and then report to the MOF, NDRC and NEA through their respective internal reporting channel. The MOF, NDRC and NEA will then conduct their review and determine whether to list the projects in the Subsidy Catalog.

On August 24, 2016, the MOF, NDRC and NEA published the 6th Subsidy Catalog. One of our solar power plants is included in the 6th Subsidy Catalog. As of December 31, 2016, we had RMB155.8 million (US$22.4 million) in accounts receivable, representing unpaid subsidies to be paid. If we cannot receive subsidies for our projects as expected, our financial condition may be materially adversely affected.

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

In order to secure adequate and timely supply of polysilicon and silicon wafers, we entered into a number of long-term supply agreements for polysilicon, ingots and wafers with a limited number of suppliers. Some agreements provide for fixed pricing or pricing adjustable within a relatively small range of plus or minus 5% to 10%, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. Since the second half of 2008, the prices of polysilicon and silicon wafers have fluctuated significantly due to overall volatile market condition. In this regard, we have renegotiated the unit price and volume terms of many of our long-term supply agreements and have entered into amendments for many of them, but cannot always adjust terms to fully take advantage of market changes. In view of the significant volatility of the polysilicon prices during the past few years, we plan to continue to renegotiate the unit price and volume terms of our long-term supply agreements, but if prices of polysilicon or silicon wafers we pay to our suppliers continue to be higher than the market prices after such re-negotiations, we may be placed at a competitive disadvantage versus our competitors, and our cost of revenues as well as profitability would be materially and adversely affected. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flow; or if we fail to resell the raw materials at a price higher than our purchase price, our results of operations may be materially and adversely affected. To the extent we are not able to pass these increased costs to our customers, our business and results of operations may also be materially and adversely affected.

In order to settle the lawsuit brought by Hemlock Semiconductor Pte. Ltd., or Hemlock, against JA Yangzhou with respect to a long-term supply agreement, or the Original Supply Agreement, dated as of May 4, 2011, as amended, by and between Hemlock and JA Yangzhou, JA BVI, JA Yangzhou and Hemlock Semiconductor Operations LLC, or Hemlock Operations, entered into a new long-term supply agreement, or the New Supply Agreement, on October 31, 2016, under which we agreed to purchase a certain amount of solar grade polycrystalline silicon products from Hemlock Operations on a quarterly basis until October 31, 2026. If we breach any of our obligations under the New Supply Agreement, we may be subject to claims brought by Hemlock. As a result, our ability to renegotiate the unit price and volume may be limited and our business and results of operations may be materially and adversely affected if we breach any of our obligations under the New Supply Agreement.  After detailed assessment, we expect to fulfil the obligation under the New Supply Agreement and did not record any contingency liabilities as of December 31, 2016.

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

We expect that we will need a significant amount of cash to fund our future capital expenditures. Besides capital expenditures, we have significant working capital commitments because suppliers of silicon wafers and polysilicon usually require us to make prepayments in advance of shipments. Future acquisitions, market changes or other developments may also cause us to require additional funds. Historically, we have relied on equity and debt offerings, borrowings and operating cash flow to finance our capital expenditure and working capital requirements. If we cannot generate sufficient operating cash flow to fund our capital expenditure and working capital needs, we may seek to sell additional equity or debt securities or borrow from lending institutions, which may not be available when needed. Our existing borrowings may decrease if our existing loans are cancelled or not renewed. Since the end of 2015, approximately RMB610.5 million (US$87.9 million) of our borrowings matured and were not extended or renewed. See “Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.”

In addition, we require our customers to make prepayments to us to help us reduce the amount of funds that we need to finance our working capital requirements. The balance of prepayments we received from our customers increased from RMB244.0 million as of December 31, 2014 to RMB691.9 million as of December 31, 2015 and decreased to RMB610.7 million (US$88.0 million) as of December 31, 2016.

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

As of December 31, 2016, our short-term borrowings and current portion of long-term borrowings were RMB2.9 billion (US$419.5 million) and RMB525.3 million (US$75.7 million), respectively, and our long-term borrowings (excluding current portions) were RMB2.7 billion (US$389.1 million).

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

Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. One of the alternative technologies in the production of solar cells is thin film technology. The use of thin film technology in the production of solar cells would significantly reduce the consumption of silicon materials and manufacturing costs while some thin film technology may not use silicon materials at all. New developments in commercialization of thin film technology, e.g. Perovskite solar cells, may render our existing technologies obsolete and our products uncompetitive, which would result in loss in our profitability and market share and could materially and adversely affect our business, financial condition and results of operations.

A small number of our customers account for a significant portion of our revenues.

A significant portion of our revenues is derived from a small number of customers. Our three largest customers for the three years ended December 31, 2014, 2015 and 2016 accounted for 39.1%, 23.3% and 14.6%, respectively, of our total revenues. For the years ended December 31, 2014, 2015 and 2016, there is one customer located in Japan accounting for 28.8%, 12.5% and 4.0% of our total revenues, respectively.

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

With respect to our solar module business, in 2017, we extended our product warranty period from ten years to twelve years, warranting that the modules will be free from defects in materials and workmanship from the time of delivery. As of the date of this annual report, we have not encountered any material guaranty claims since we first started manufacture and sell solar modules in the fourth quarter of 2009. Starting from the third quarter of 2012, we began to provide a 25-year linear performance warranty against declines of electricity generation capacity from the time of delivery. Starting from August 2015, we began to provide a 30-year performance warranty for our newly launched double-glass module, which guarantees no greater than 2.5% power degradation for multicrystalline module or 3% power degradation for monocrystalline module in the first year, followed by a linear annual degradation rate of less than 0.5% for both multicrystalline and monocrystalline module. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We therefore, in accordance with our own history, industry data and industry practices, accrue 1% of our net revenues from sales of solar modules as general warranty costs and also separately accrue specific warranty costs to cover potential liabilities that could arise from customer claims base on an individual assessment. However, such warranty cost accruals may not be adequate. Starting from 2012, we also began to work with PowerGuard Specialty Insurance Services to provide a range of long-term insurance and warranty-related coverage for our products. Because we only started to manufacture and sell double-glass module in August 2015, which have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions and insurance coverage may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future.

Our failure to maintain sufficient collateral under certain mortgage contracts for our loans may materially and adversely affect our financial condition and results of operations.

From time to time, we may enter into bank loans secured by our real property or other assets. For example, our long-term borrowing of RMB70.0 million (US$10.1 million) with Agricultural Bank of China was secured by certain of our buildings and land use right in Shanghai Jinglong Solar Technology Co., Ltd., or Shanghai Jinglong. Our entrustment loan with Hefei High-Tech Industrial Development Zone Management Co., Ltd. in the total amount of RMB1,440.0 million (US$207.4 million) was secured by buildings, machinery and equipment, construction in progress and land use rights owned by JA Hefei Technology and all our equity interests in JA Hefei Technology. Our long-term borrowing of RMB546.0 million (US$78.6 million) with Industrial and Commercial Bank of China was secured by project assets of Dunhuang JA Solar Power Development Co., Ltd., or JA Dunhuang. Our long-term borrowing of RMB250.5 million (US$36.1 million) from Industrial and Commercial Bank of China was secured by our project assets. Our long-term borrowing of RMB13.5 million (US$1.9 million) from 77 Bank was secured by our project assets. Our short-term loan of RMB90.8 million (US$13.1 million) with China Construction Bank was secured by buildings and land use right in JA Lianyungang. Our short-term borrowing of RMB200.0 million (US$28.8 million) with the Industrial and Commerce Bank of China was secured by certain of our buildings in Shanghai JA Solar PV Technology Co., Ltd., Our short-term bank borrowing of RMB80.0 million (US$11.5 million) from Huaxia Bank was secured by Yangzhou JA Property Co., Ltd., Our short-term bank borrowing of RMB39.0 million (US$5.6 million) from China Construction Bank was secured by the building of JA Yangzhou. Our short-term bank borrowing of RMB34.7 million (US$5.0 million) from Industrial and Commercial Bank of China was secured by the building of Shanghai Jinglong. Our short-term bank borrowing of RMB50.0 million (US$7.2 million) from Shanghai Pudong Development Bank was secured by Donghai District Longhai Property Co., Ltd. Our short-term bank borrowing of RMB292.6 million (US$42.1 million) from Ping An Bank was secured by all of the equity interests in JA Yangzhou. Our short-term bank borrowing of RMB0.7 million (US$0.1 million) from 77 Bank was secured by our project assets. Our short-term bank borrowing of RMB10.0 million (US$1.4 million) from China Construction Bank was secured by the building of JA Yangzhou. We cannot assure you that we will not be requested by the mortgagees to provide additional collateral to bring the value of the collateral to the level required by the mortgagees. If we fail to provide additional collateral, the mortgagees will be entitled to require the immediate repayment by us of the outstanding loans, otherwise, the mortgagees may auction or sell our mortgaged assets and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying borrowings. Furthermore, we may be subject to liquidated damages pursuant to relevant mortgage contracts. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

If we fail to adequately protect our intellectual property rights, our business and results of operations could be materially and adversely affected.

Given the importance of intellectual property to our business, we rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of this annual report, we had a total of 314 issued patents and 64 pending patent applications in China. However, we cannot assure you that the steps which we have taken will be sufficient to protect our intellectual property rights or that third parties would not infringe upon or misappropriate any such rights. Moreover, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our self-owned products, the future financial condition and the ability to develop our business could be materially adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to lose significant rights and pay significant damage awards.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” In the ordinary of business, we have received claims from various third parties alleging intellectual property infringement by us and we cannot assure you that we will not be subject to more claims in the future. We have defended and intend to continue defending vigorously against these claims and as of the date of this annual report, these claims have not had any material adverse effect on our business, results of operations or financial condition. Also, because patent applications in many jurisdictions are kept confidential for 18 months before they are published, we may be unaware of other persons’ pending patent applications that relate to our products or processes. Our suppliers may also become subject to infringement claims, which in turn could negatively impact our business as they may no longer be able to fulfill their delivery obligations under their contracts with us or refund our outstanding prepayments in a timely manner or at all. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers deferring or limiting their purchase or use of our products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2017, we have granted options to purchase 23,299,000 ordinary shares and awarded 4,912,000 restricted share units to a number of our directors, employees and consultants, pursuant to our 2006 stock incentive plan, or 2006 Plan, and the 2014 stock incentive plan, or 2014 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.” As a result of these grants and potential future grants, we have incurred, and will incur in future periods, significant share-based compensation expenses. In accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees, we are required to account for compensation costs for all restricted share units and share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations and comprehensive income/(loss) in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with administrating share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we stop granting options, or reduce the number of options granted, under our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. In addition, the decline in the price of our ADSs representing our ordinary shares below the exercise price of many of the previously granted options has lessened the effectiveness of the options as a means to retain the services of the option holders. As a result, we have granted more stock options to certain individuals and will continue to grant employee share options or other share-based compensation in the future that may adversely affect our net income/(loss).

There are potential conflicts of interest between us and our largest shareholder, Jinglong BVI.

Jinglong BVI, which is controlled by the shareholders of Hebei Jinglong, is our largest shareholder. In addition, Mr. Baofang Jin, the executive chairman of our board of directors and our chief executive officer, is a shareholder of Jinglong BVI and is also the chairman and largest shareholder of Hebei Jinglong. We currently lease properties from Hebei Jinglong and its affiliate, and also received guarantees from Hebei Jinglong for certain long-term and short-term bank borrowings. Our transactions with Hebei Jinglong are governed by a number of contracts, the terms of which were negotiated at what we believe are on an arm’s length basis. However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Hebei Jinglong. As a result, we may have limited ability to negotiate with Hebei Jinglong over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through our board of directors. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Hebei Jinglong. Furthermore, we cannot assure you that our transactions with Hebei Jinglong will always be concluded on terms favorable to us or maintained at the current level or at all in the future. As a result, when these situations arise, our financial condition, results of operations and implementation of strategy may be materially and adversely affected.

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

We are required to comply with all national and local environmental protection regulations in the jurisdictions we have operations, including China, Malaysia and Vietnam. Compliance with environmental regulations is expensive. The governments in the jurisdictions we have operations are adopting more stringent environmental protection regulations and the costs of complying with these regulations are expected to increase.

Each of our solar product manufacturing facilities is required to conduct an environmental impact assessment, obtain approval of the assessment before commencing construction and complete an examination and obtain an environmental acceptance approval before it is able to begin production. We cannot assure you that we will be able to comply with all applicable environmental protection requirements, obtain the requisite approvals and permits upon completion of construction or commencement of commercial production on a timely basis or at all. Governmental authorities may impose fines or deadlines on us as a result of any non-compliance, and these authorities may also order us to delay or cease construction or production if we fail to comply with applicable requirements.

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

We were previously involved in two putative securities class actions and were able to reach an agreement to settle the lawsuits. We were also previously named as a defendant in a lawsuit brought by Hemlock and we were able to settle the lawsuit with Hemlock by entering into the New Supply Agreement. See the description in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”. During the process, we incurred significant legal expenses and allocated management time and attention to the litigations. If we breach any of our obligations under the New Supply Agreement, we may again be subject to claims brought by Hemlock. We may also face other legal actions that may take place from time to time in the future, and we may continue to incur significant legal expenses and allocate management time and attention to the legal actions, all of which could harm our business.

Risks Related to Doing Business in China

Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

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

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the U.S.

On January 22, 2014, the administrative law judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC.

In February 2015, the Big Four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to follow the procedures or meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

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

•                  the level of government involvement;

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

Natural disasters, acts of war, political unrest and epidemics, which are beyond our control, may adversely affect the economy, infrastructure and livelihood of the people of the PRC. Some cities in the PRC are particularly susceptible to floods, earthquakes, sandstorms and droughts. In 2016, massive flood hit Xingtai, Hebei where one of our manufacturing facilities was located. Although our operations were not adversely affected by such massive flood, we cannot assure you that our business, financial condition and results of operations would not be materially and adversely affected if such natural disasters were to reoccur in the future. Political unrest, acts of war and terrorists attacks may cause damage or disruption to us, our employees, our facilities, the sales channels operated by authorized third-party retailers of us and our markets, any of which could materially and adversely affect our sales, overall operating results and financial condition. The potential for war or terrorists attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict. In addition, certain Asian countries, including the PRC, have encountered epidemics such as SARS, incidents of the avian flu, the H1N1 flu or the H7N9 flu. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in the PRC. A recurrence of an outbreak of SARS, avian flu, the H1N1 flu, the H7N9 flu or any other similar epidemic, could cause a slowdown in the levels of economic activity generally, which could in turn adversely affect our results of operations.

Price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2014, 2015 and 2016 were 2.0%, 1.4% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China. Because we conduct manufacturing and purchase raw materials primarily from suppliers in China, price inflation increases the costs of labor and raw materials for manufacturing and risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Although we have started the process and will continue to gradually automate our production lines in order to reduce the impact of increases in labor cost in the long run, inflation in China may still weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct a significant portion of our business inside China through our various wholly-owned subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises, or FIE, or enterprises invested by FIE and are therefore subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. Furthermore, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

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

A certain portion of our revenues and expenses are also denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under PRC regulations the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans without the prior approval of the State Administration of Foreign Exchange, or SAFE. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

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

The Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, imposes a unified enterprise income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions.  Among others, certain enterprises may enjoy a preferential tax rate of 15% under the CIT Law if they qualify as an advanced and new technology enterprise, or an ANTE, subject to certain general factors described therein. A number of our PRC subsidiaries, such as JA Hebei, JA Yangzhou, JA Lianyungang, JA Fengxian, JA Hefei Technology and JA Wafer R&D are entitled to enjoy a preferential tax rate of 15% due to their qualification as ANTE. The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years.

In November 2010, JA Hebei was recognized as an ANTE and has since then continued to qualify as an ANTE and been entitled to a preferential income tax of 15%. In August 2014, JA Yangzhou was recognized as an ANTE and is entitled to a preferential income tax of 15% from 2014 to 2016. In October 2014, JA Lianyungang was recognized as an ANTE and is entitled to a preferential income tax of 15% from 2014 to 2016. In September 2014, JA Fengxian was recognized as an ANTE and is entitled to a preferential income tax of 15% from 2014 to 2016. JA Wafer R&D was recognized as an ANTE and enjoyed a preferential income tax of 15% from 2012 to 2014 and in 2015, JA Wafer R&D ceased being recognized as an ANTE. In November 2016, JA Wafer R&D was recognized as an ANTE again and is entitled to a preferential income tax of 15% from 2016 to 2018. In October 2016, JA Hefei Technology was recognized as an ANTE and is entitled to a preferential income tax of 15% from 2016 to 2018. JA Hebei, JA Yangzhou, JA Lianyungang, JA Fengxian, JA Hefei Technology and JA Wafer R&D are collectively referred to as ANTE Entities.

Furthermore, under the CIT Law, certain entities that operate solar power plants, or Solar Power Plant Entities, may be entitled to a three-year CIT exemption starting from the first year when the revenues are generated from sales of electricity and a 50% CIT reduction, effectively 12.5%, for the succeeding three years thereafter for the revenues generated from investing and operating in the qualified public basic infrastructure projects as specified therein, or three-year CIT exemption and three-year 50% CIT reduction. A number of our PRC subsidiaries, including JA Dunhuang, Jiuzhou Fangyuan New Energy (Xinjiang) Co., Ltd., or Jiuzhou Xinjiang, Jingneng New Energy Development (Lincheng) Co., Ltd., or Lincheng Jingneng, JA Solar PV Electric (Linzhou) Co., Ltd., or JA Linzhou, JA Solar PV Electric (Datong) Co., Ltd., or JA Datong, JA Solar PV Electric (Hefei) Co., Ltd., or JA Hefei Electric, JA Solar PV Electric (Yanchi) Co,. Ltd., or JA Yanchi, JA Solar PV Electric (Jarud) Co., Ltd., or JA Jarud, and JA Solar New Energy Electric (Chifeng) Co., Ltd., or JA Chifeng, are entitled to such preferential tax treatment.

JA Dunhuang started generating revenues from sales of electricity since 2015 and is entitled to the three-year tax exemption and three-year 50% CIT reduction from 2015 to 2020. Jiuzhou Xinjiang, Lincheng Jingneng, JA Linzhou, JA Datong, JA Hefei Electric, JA Yanchi, JA Jarud and JA Chifeng started generating revenues from sales of electricity since 2016 and are entitled to the three-year CIT exemption and three-year 50% CIT reduction from 2016 to 2021.

However, we cannot assure that the current tax benefits enjoyed by the ANTE Entities or our Solar Power Plant Entities will be extended upon expiration. If these tax benefits cannot be extended or otherwise become unavailable, the effective income tax rate of the ANTE Entities or Solar Power Plant Entities will increase significantly, and any such increase in the future could have a material adverse effect on our financial condition and results of operations. In addition, we cannot assure you that the relevant tax authorities will not have different interpretations of the existing laws in the future. Any discontinuation or revocation of preferential tax treatment or any increase of the CIT rate applicable to us could have a material adverse effect on our financial condition and results of operations.

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

In October 2005, SAFE issued the Circular on the Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular 75, which is now replaced by the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE on July 4, 2014. According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which took effect on June 1, 2015.  SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

We have, up to the present, completed SAFE registration for all current beneficial shareholders of our company who are, to our knowledge, PRC residents. However, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our PRC resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from making distributions or paying dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC rules on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.

On August 8, 2006, six PRC government and regulatory authorities, including MOFCOM, promulgated a rule entitled Interim Provisions on the Takeover of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was subsequently revised on June 22, 2009. The M&A Rules provide procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to grow our business or maintain our market share. If any of our acquisitions were subject to the M&A Rules and were found not to be in compliance with the requirements of the M&A Rules in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Since 2007, SAFE has implemented rules requiring PRC residents who participate in employee stock option plans of overseas publicly listed companies to register with SAFE or its local office and complete certain other procedures. Effective on February 15, 2012, SAFE promulgated the Circular on the Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or SAFE Notice 7. Under SAFE Notice 7, PRC residents who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. PRC residents include directors, supervisors, management and employees of PRC domestic companies specified in the Administrative Regulations of the People’s Republic of China on Foreign Exchange, regardless of nationality. SAFE Notice 7 further requires that an agent should also be designated to handle matters in connection with the exercise or sale of share options granted under the share incentive plan to participants. We and the PRC residents to whom we have granted stock options are subject to SAFE Notice 7. We have completed registration for options and restricted share units granted under the 2006 Plan and have submitted application to Hebei branch of SAFE with respect to the 2014 Plan on January 20, 2015. However, we cannot assure you that we can always successfully register with SAFE in full compliance with SAFE Notice 7. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

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

The trading prices of our ADSs have been and may continue to be highly volatile and could fluctuate widely due to factors beyond our control. From the initial listing of our ADSs on the NASDAQ Global Select Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to December 7, 2012, the closing process of our ADSs ranged from US$0.6 to US$25.75. On October 11, 2012, NASDAQ notified us that, based upon the closing bid price of our ADSs for 30 consecutive business days, we failed to meet the US$1.00 per ADS minimum bid price requirement set forth in the listing rule. In order to regain compliance with NASDAQ listing rule, we changed the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing five ordinary shares, effective on December 10, 2012. The trading price of our ADSs from December 10, 2012 through April 25, 2017 has ranged from US$3.21 to US$13.14 per ADS. This is due to broad market and industry factors, such as the anti-dumping and countervailing duty investigation in the U.S., the escalation of the European sovereign debt crisis in 2011, the economic slowdown in the Eurozone in 2014, significant government subsidy reduction, the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, the market price of our ADSs may continue to fluctuate in response to factors including the following:

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the U.S. unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to our ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

Our corporate affairs are governed by our most current memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, our board of directors or our controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the U.S. A significant portion of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the U.S. A substantial portion of the assets of these persons are located outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the U.S. and the substantial majority of whose assets are located outside of the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the U.S. or any state.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse consequences to U.S. Holders of our ADSs or ordinary shares.

Although it is likely that we were a Passive Foreign Investment Company (“PFIC”) in the past, based on market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2016 and we do not expect to be a PFIC for our current taxable year ending December 31, 2017 or in the foreseeable future. We can give no assurances in this regard, however, as PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder (as defined below) holds the ADSs or ordinary shares, a U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder should, to the extent an election is available, consider making a “deemed sale” election. See the discussion under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations” concerning the U.S. federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “deemed sale” election.

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

Historically, we have primarily been engaged in the manufacturing and sales of solar cells. Since the fourth quarter of 2009, we have expanded our business to silicon wafers manufacturing and manufacturing and sales of solar modules. We further expanded our business to engage in project development activities in 2013. We mainly operate our business through the following significant subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us

JA Development Co., Ltd.	British Virgin Islands	Wholly-owned subsidiary
JA Solar Malaysia Sdn. Bhd.	Malaysia	Wholly-owned subsidiary
JA Solar Vietnam Company Limited	Vietnam	Wholly-owned subsidiary
JA Solar USA Inc.	U.S.	Wholly-owned subsidiary
JA Solar Hong Kong Limited	Hong Kong	Wholly-owned subsidiary
JA Solar Investment (Hong Kong) Limited	Hong Kong	Wholly-owned subsidiary
Dunhuang JA Solar Power Development Co., Ltd.	China	Wholly-owned subsidiary
JingAo Solar Co., Ltd.	China	Wholly-owned subsidiary
Shanghai JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary
Shanghai JA Solar PV Technology Co., Ltd.	China	Wholly-owned subsidiary
JA Solar Technology Yangzhou Co., Ltd.	China	Wholly-owned subsidiary
Yangzhou JA Solar PV Engineering Co., Ltd.	China	Wholly-owned subsidiary
Jing Hai Yang Semiconductor Material (Donghai) Co., Ltd.	China	Wholly-owned subsidiary
Hefei JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary
JA Solar (Xingtai) Co., Ltd.	China	Wholly-owned subsidiary
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	China	Wholly-owned subsidiary

Our principal executive offices are located at Building No.8, Noble Center, Automobile Museum East Road, Fengtai, Beijing, the People’s Republic of China. Our telephone number at this address is (86) 10- 6361 1888 and our fax number is (86) 10-6361 1999.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.jasolar.com. The information contained on our website is not part of this annual report. Our agent for service of process in the U.S. is JA Solar USA Inc., located at 2570 North First Street, Suite 360, San Jose, CA 95131.

B.                          BUSINESS OVERVIEW

Overview

Our primary business is to design, develop, manufacture and sell solar power products that convert sunlight into electricity for a variety of uses. We are a vertically integrated manufacturer of PV products, and our principal products consist of both monocrystalline and multicrystalline solar modules and solar cells in a variety of standards and specialties. We sell our products mainly under our “JA Solar” brand name, and also produce original equipment for manufacturers or customers, known as OEMs, under their brand names. We are also engaged in project development activities.

We began commercial production of solar cells in April 2006 and have since grown rapidly to become one of the world’s largest manufacturers of solar power products. As of December 31, 2016, we had a solar cell manufacturing capacity of 5,500 MW per annum. We manufacture solar cells from silicon wafers utilizing crystalline silicon technology, which converts sunlight into electricity through a process known as PV effect. Performance of solar cells is primarily measured by their conversion efficiency rate, the percentage that sunlight energy is converted into electricity. As of December 31, 2016, the average conversion efficiency rates of our mainstream monocrystalline and multicrystalline solar cells were 21.0% and 18.6%, respectively.

We expanded our business to the manufacturing and sales of solar module products in the fourth quarter of 2009. We now produce and sell a wide variety of module types that fulfill different requirements of our customers, from on-grid systems to off-grid systems, from commercial use to industrial use, and from residential to public utility use. We also manufacture customized module products according to our customers’ and end-users’ specifications. As of December 31, 2016, we had a solar module manufacturing capacity of 5,500 MW per annum.

We began manufacturing silicon wafers in the fourth quarter of 2009 to achieve more vertical integration. Our silicon wafer manufacturing capability helps us secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Currently, we manufacture silicon wafers primarily to meet our internal demand. As of December 31, 2016, we had a silicon wafer manufacturing capacity of 2,500 MW per annum.

We sell our solar power products to module manufacturers, system integrators, project developers and distributors. Through our marketing efforts, we have developed a diverse customer base in over ninety countries worldwide, including China, the U.S., Japan, United Kingdom, India, Thailand, the Netherlands, Australia, Switzerland and Guatemala. In 2016, 48.6% of our total revenues were generated from sales to customers outside China. We have also developed cooperative relationships with a number of leading Chinese independent power producers and leading Chinese utility companies, such as China Power Investment Corporation and China Electric Power Construction Group Co., Ltd.

In 2014, 2015 and 2016, we sold 3.06 GW, 3.94 GW and 4.92 GW of solar power products, respectively. Our total revenues increased from RMB11.3 billion in 2014 to RMB13.5 billion in 2015 and to RMB15.7 billion (US$2.3 billion) in 2016 as a result of improved worldwide solar market condition, increased shipment, and increased proportion of our module sales.

The average selling price per watt of our PV modules decreased from RMB3.9 in 2014 to RMB3.5 in 2015 and to RMB3.2 (US$0.5) in 2016. The average selling price per watt of our PV cells decreased from RMB2.3 in 2014 to RMB1.9 in 2015 and to RMB1.8 (US$0.3) in 2016. We expect the prices of solar power products will continue to decline in the long run due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity.

In an effort to deepen our downstream reach in the solar market value chain, we began to engage in project development activities in 2013 and started to generate revenues from electricity sales in 2015.

Our Products and Services

We are primarily engaged in the design, development, manufacturing and sales of solar power products based on crystalline silicon technologies. We also derive a portion of our revenues through the provision of solar product processing services and project development services.

Solar Modules

A solar module is an assembly of solar cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce multicrystalline and monocrystalline solar modules in 48-cell, 60-cell, and 72-cell formats. The power output of our mainstream multicrystalline and monocrystalline 60-cell modules ranges from 265W to 275W and from 275W to 285W, respectively. The power output of PERC monocrystalline 60-cell and 72-cell modules ranges from 290W to 300 W and 345W to 355W, respectively. The power output of our multicrystalline and monocrystalline 72-cell modules ranges from 315W to 325W and from 325W to 335W, respectively. In 2016, solar modules and solar modules tolling constituted nearly 93.6% of our total shipments.

Solar Cells

Solar cells are semiconductor devices that directly convert sunlight into electricity and are the most elementary component of a solar power system. Solar cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery.

We currently produce and sell a variety of monocrystalline and multicrystalline solar cells. In addition to conventional solar cells, we introduced a monocrystalline solar cells named “SECIUM” in 2010 and “MAPLE” in 2011. In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE cell. The Cypress series cells feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation. In 2016, improving upon the Cypress series, we introduced a new generation of cell technology named Cypress5, featuring even better conversion efficiency and reliability performance. We also introduced monocrystalline PERCIUM series utilizing PERC (Passivated Emitter Rear Cell) technology with an average conversion efficiency of over 21.0%, and multicrystalline RIECIUM series utilizing RIE (Reactive Ion Etching) technology with a conversion efficiency of over 19.2%.

Silicon Wafers

Silicon wafers are the most important raw materials for producing solar cells, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. Currently, we produce multicrystalline silicon wafers with dimensions of 156.75*156.75 mm and an average thickness of 185 microns and monocrystalline silicon wafers with dimension of 156.75*156.75 mm and an average thickness of 185 microns.

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

The prices of polysilicon have seen significant fluctuation over the years due to various factors. Historically, through the first half of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry, caused rapid escalation of polysilicon prices and an industry-wide silicon shortage. However, during the second half of 2008 and the first half of 2009, polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction. As the demand for solar power products significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of polysilicon went up in the second half of 2010. However, polysilicon prices substantially fell again during 2011 and 2012 due to an industry-wide oversupply. Starting from 2013, polysilicon prices began to stabilize as market conditions improved. From 2013 to 2016, the price of polysilicon slightly fluctuated. We expect prices of polysilicon continue to fluctuate in the near future.

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

Our production process with monocrystalline silicon wafers starts from producing monocrystalline ingots from polysilicon. After the ingots are inspected, monocrystalline ingots are squared by squaring machine. Through high-precision cutting techniques, the squared ingots are then sliced into wafers using diamond sawing wire technology. After inserting into frames, the wafers are cleaned to remove debris from the previous processes and then dried. Finally, the wafers are inspected for contaminants and then packed and transferred to our solar cell production facilities.

Diamond sawing wire technology was widely introduced into the production of silicon wafers in recent years, as such technology has various advantages over slurry cutting technology, including higher productivity, lower need of wire length and spool size, less disposal issue, lower energy consumption and less space occupation. Furthermore, as the price of diamond wires decreased while the endurance of diamond wires enhanced, the cost of utilizing diamond sawing wires technology is lower than the slurry cutting technology in many fields. Currently, diamond sawing wire technology has been used in production of all of our monocrystalline silicon wafers, and we are in the process of upgrading the technology used in our multicrystalline silicon wafer production to diamond sawing wire technology.

Production Equipment

The major manufacturing equipment for the production of our solar power products includes ingot furnaces, stringer, laminator, texturing machines, diffusion furnaces, edge isolators, wafer cleaning machines, coating systems, contact printers, co-firing machines and sorting machines. We purchase our equipment from various recognized equipment manufacturers in China, the U.S., Europe and Japan. We have developed relationships with the world’s leading equipment manufacturers in the solar power industry and work closely with selected equipment manufacturers to develop and build our manufacturing lines. In addition, we have developed technical specifications for the design of certain equipment and engaged manufacturers to construct the equipment in accordance with our specifications. This custom-made equipment is manufactured in China and used to substitute for certain equipment that we would otherwise be required to import from overseas at a higher cost. Our technical team is responsible for overseeing the installation of the manufacturing lines to ensure that the interaction between the various individual components and the entire production process is optimized.

Manufacturing Capacity and Facilities

As of December 31, 2016, our manufacturing capacities for silicon wafers, solar cells and solar modules were 2,500 MW, 5,500 MW and 5,500 MW per annum, respectively.

Of our manufacturing facilities, one is located in Malaysia, one is located in Vietnam and under construction, and all others are located in China. They are all owned by us through our wholly-owned subsidiaries. Our solar cell manufacturing facilities are located in Ningjin, Hebei Province, Yangzhou, Jiangsu Province and Penang, Malaysia. Our solar module manufacturing facilities are located in Fengxian, Shanghai, Hefei, Anhui Province, Ningjin, Hebei Province and Xingtai, Hebei Province and our silicon wafer manufacturing facilities are located in Lianyungang, Jiangsu Province, Sanhe, Hebei Province and Hanoi, Vietnam. The table below sets forth certain information regarding our current and planned manufacturing capacity in our various manufacturing facilities:

Product	Facilities location	Rated manufacturing capacity per annum in 2016 (in MW)	Rated manufacturing capacity per annum expected in 2017 (in MW)
Solar cell	Ningjin, Hebei	2,000	2,500
	Yangzhou, Jiangsu	2,700	3,500
	Penang, Malaysia	800	1,000
	Total Rated Capacity	5,500	7,000

Solar module	Fengxian, Shanghai	1,200	1,500
	Hefei, Anhui	2,300	2,300
	Ningjin, Hebei	500	600
	Xingtai, Hebei	1,500	1,600
	Total Rated Capacity	5,500	6,000

Silicon wafer	Lianyungang, Jiangsu	1,500	1,000
	Sanhe, Hebei	1,000	1,700
	Viet Yen, Vietnam	0	300
	Total Rated Capacity	2,500	3,000

As our business develops, we may introduce new manufacturing equipment with higher conversion efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. We expect to finance the above capital requirements through our cash flows from operations and borrowing from lending institutions.

Quality Assurance and Certifications

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of product quality and compliance with our internal production benchmarks. We have also received CE and TÜV certifications for all of our solar modules sold in Europe and UL certifications for all solar modules sold in the U.S. As part of our effort to be a technology leader in the solar power industry, in December 2011, we entered into a strategic cooperative agreement with TÜV SÜD. With TÜV SÜD’s support, we have established at our Fengxian facility a world-class testing center, which are qualified to conduct IEC61215/61730 testing. TÜV SÜD has also awarded TMP (Testing at Manufacturers’ Premises) certification to our in-house laboratories in Fengxian and Hefei. The TMP qualification has enabled us to complete our product certification more quickly and has improved our cost efficiencies. In February 2012, we jointed Intertek’s “Satellite Program” to strengthen cooperation in the fields of quality, safety and ecology, the designation by Intertek as a “Satellite Program” certified laboratory is a professional recognition of our quality management system, and enables us to become more independent in controlling our product testing and certification processes, thereby significantly improving the product operating cycle and helping us further strengthen our leadership in product quality. Our Hefei laboratory also received the Satellite Program certification in 2013. In August 2012, JA Fengxian also obtained the accreditation of ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories from China National Accreditation Service for Conformity Assessment.

The following table sets forth the certifications we have received over the past three years and major test standards our products and manufacturing processes have met:

Date	Certification and Test Standard	Relevant Product or Process
September 4, 2014	ISO 9001: 2008	JA Hebei’s quality management system in designing, manufacturing and sale of solar modules
September 4, 2014	ISO 14001: 2004	JA Hebei’s environmental management system in designing, manufacturing and sale of solar modules
September 4, 2014	OHSAS 18001: 2007	JA Hebei’s safety management system in designing, manufacturing and sale of solar modules
November 28, 2016	ISO 9001: 2015	JA Malaysia’s quality management system in manufacturing and sale of solar cells
November 28, 2016	ISO 14001: 2015	JA Malaysia’s environmental management system in manufacturing and sale of solar cells
November 28, 2016	ISO 18001: 2007	JA Malaysia’s safety management system in manufacturing and sale of solar cells

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

Markets and Customers

We sell our solar cell and module products primarily to module manufacturers, system integrators, project developers and distributors. We have developed a diverse customer base in various markets worldwide, including China, Japan, Philippines, United Kingdom, India, the U.S., Thailand, the Netherlands, Australia, Switzerland and Guatemala. We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally does not require collateral. We maintain an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer credit worthiness and current economic trends. We plan to continue to expand our direct sales both internationally and domestically as well as to establish long-term relationships with existing customers to develop a loyal customer base.

Historically, we sold a significant portion of our products to customers in China. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2014, 2015 and 2016, approximately 66.9%, 57.0% and 48.6% of our revenues were generated from customers outside China, respectively. For the year ended December 31, 2014, 2015 and 2016, there is one customer located in Japan accounting for 28.8%, 12.5% and 4.0% of our total revenues.

The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2014	2015	2016
	(RMB in millions)
China	3,742	5,820	8,081
Outside China
Japan	3,853	2,438	1,401
Rest of the world	3,701	5,267	6,255
Total revenues	11,296	13,525	15,737

Sales and Marketing

We market and sell our solar power products worldwide primarily through a direct sales force and via market-focused sales agents. We have established subsidiaries in Japan, Germany, the U.S. and Mexico to conduct sales, marketing and brand development for our products in the Japanese, European, North American and Latin American markets. Our marketing activities include trade shows, conferences, sales training, product launch events, advertising and public relations campaigns. Working closely with our sales and product development teams, our marketing team is also responsible for collecting market intelligence and supporting our sales team’s lead generation efforts.

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

Seasonality

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Purchases of solar power products tend to decrease during the winter months in our key markets, such as China, due to adverse weather conditions that can complicate the installation of solar power systems. Demand from other countries, such as Japan and the U.S., may also be subject to significant seasonality.

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of annual report, we had a total of 314 issued patents and 64 pending patent applications in China.

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

In order to protect our reputation and brand, we currently maintain 19 trademark registrations in China, including the Chinese characters “晶澳” of our name and “JA Solar.” We also maintain 16 trademarks outside China.

In the ordinary of business, we have received claims from various third parties alleging intellectual property infringement by us. We have defended and intend to continue defending vigorously against these claims. As of the date of this annual report, these claims have not had any material adverse effect on our business, results of operations or financial condition.

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

Regulations

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

On April 1, 2008, the PRC Energy Conservation Law came into effect and was amended on July 2, 2016. The law encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes. The law also encourages and supports the development of solar energy system in rural areas.

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

On August 26, 2013, the NDRC issued a feed-in tariff scheme for utility-scale and distributed generation PV projects approved after September 1, 2013, or approved before September 1, 2013 with construction completed on or after January 1, 2014. The scheme was amended by the NDRC on December 26, 2016. Under the amended scheme, utility scale PV projects are eligible for feed-in tariff ranging from RMB0.65 to RMB0.85 depending on the project location, while distributed generation projects are eligible for feed-in tariff of RMB0.42. The feed-in tariff will be adjusted on an annual basis.

On August 20, 2014, the NDRC issued Directory of New Western Incentive Industry. Solar energy related projects are categorized as “encouraged group” in 11 of the listed 12 western provinces.

Various notices and guidelines were issued in 2015 and 2016 to promote the healthy development of the PV industry through various means, such as including renewable energy projects in China’s long-term development plan, developing measures to resolve curtailment problem and promoting smart grid. For example:

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

On November 29, 2016, the State Council released the Thirteen Five-Year Development Plan for National Strategic New Industries, which aims to promote the diversification and large-scale development of solar power industry.

On December 8, 2016, the NEA officially released the Thirteen Five-Year Plan on Solar Power Development, pursuant to which, the NEA will provide market support to advanced technology and product and lead the PV technical advances and industry upgrading.

On December 30, 2016, the MIIT, NDRC, the Ministry of Science and Technology and MOF jointly promulgated the Development Guide Regarding the New Materials Industry to support and provide details for the development of the PRC solar power industry.

In 2016, the State Council issued a series of directives to reduce poverty. These directives illustrate, among others, the measures to increase the income of people in poverty. As one of these measures, local governments are encouraged to invest agriculture-related fiscal funds in developing hydroelectricity and PV industry and share the benefits with rural poor household.

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

•                  Wholly Foreign-Owned Enterprise Law Implementation Rules, as amended; and

•                  Company Law of China, as amended on December 28, 2013.

Under the current regulatory regime in China, FIEs in China may only pay dividends out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is also not distributable to its equity owners except in the event of a liquidation of the wholly foreign-owned enterprise.

Regulations on Stock Incentive Plans

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Incentive Plan Rules, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions.  In addition, the State Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

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

In November 2011, MOF and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to VAT for certain pilot industries. The VAT Pilot Program initially applied only to pilot industries in Shanghai, and has been expanded to nationwide since August 1, 2013. On March 23, 2016, MOF and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities started to collect value-added tax in lieu of business tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

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

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force on June 1, 2015, replacing SAFE Circular 142, SAFE Circular 88 and SAFE Circular 36. Circular 19 removed certain restrictions previously provided under Circular 142 for foreign-invested enterprises. Circular 19 provides that, among other things, an FIE may convert foreign currency capital in its capital account into RMB on a “at will” basis. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such “at will” conversion reform under Circular 19. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items on an “at will” basis which applies to all enterprises registered in the PRC. Pursuant to Circular 16, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on an “at will” basis. Circular 16 reiterates that the RMB funds so converted shall not be used for the purpose of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business or prohibited by laws or regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) extending loans to non-affiliated enterprises (except as expressly permitted in the business license); and (iv) purchasing non-self-used real properties (except for real estate enterprises). Any violation of Circular 19 or Circular 16 may result in severe penalties, including substantial fines.

If we require financial support from our PRC subsidiaries or we plan to provide funds to our PRC subsidiaries through loans or capital contributions in the future, we will be subject to statutory limits and restrictions, including those described above.

C.                          ORGANIZATIONAL STRUCTURE

For a description of our organizational structure, See “Item 4. Information on the Company—A. History and Development of the Company.”

D.                          PROPERTY, PLANTS AND EQUIPMENT IN OPERATION

We rent our principal executive office building (approximately 6,577 square meters) located in Fengtai, Beijing and also own an office building (approximately 12,695 square meters) located in Zhabei, Shanghai. In addition, we own and lease factory and office space in various locations around the world in connection with our operations. We believe that our existing facilities, together with the facilities under construction and to be constructed under our current plans, are adequate for our current requirements. The following table sets forth a summary of our material properties relating to our production and research and development as of December 31, 2016:

Location	Space (in square meters)	Usage of Property	Owned or Leased	Encumbrance
Ningjin, Hebei	441,116	Factory	Owned and Leased*	None
Yangzhou, Jiangsu	527,200	Factory and R&D center	Owned	None
Fengxian, Shanghai	204,262	Factory	Owned	Yes
Lianyungang, Jiangsu	309,890	Factory and R&D center	Owned	Yes
Hefei, Anhui	559,973	Factory	Owned	Yes
Sanhe, Hebei	41,561	Factory	Leased	None
Penang, Malaysia	19,357	Factory	Leased	None
Xingtai, Hebei	77,952	Factory	Owned	Yes**
Viet Yen, Vietnam	188,594	Factory	Owned	None

* 405,061 square meters of land and facilities are leased, and 36,055 square meters of land are owned.
** Mortgage registration is being carried out as of the date of this annual report.

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

A.                          OPERATING RESULTS

Overview

We are a leading manufacturer of high-performance solar power products based in China. We conduct our business primarily through our wholly-owned subsidiaries in China, and operate and manage our business as two segments, namely, solar product manufacturing and solar power projects development. We commenced our business through JA Hebei in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA Hebei transferred their equity interests in JA Hebei to JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

We derive revenues primarily from sales of solar module and cell products to system integrator, project developers, distributors and module manufacturers. For the year ended December 31, 2016, our total revenues and net income were RMB15.7 billion (US$2.3 billion) and RMB719.6 million (US$103.6 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

•                  Industry Demand.  Demand for solar power products is critical to our business and revenue growth. Our business and revenue growth were closely related to industry demand as well as our ability to retain existing customers and attract new customers. From the second half of 2008 to the third quarter of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. After a sharp increase in global industry demand in 2010 and 2011, the growth of market demand slowed down in 2012, which resulted in a severe downturn for the whole industry through 2012 and 2013. The industry demand revived in 2015 and 2016 due to the development of emerging markets, such as China and the U.S. We expect the growth rate to slow down again in 2017. The growth prospects still have a great level of uncertainty and trade policy change can occur unexpectedly, which could temporarily lead to fluctuations in industry demand for solar power products including ours.

•                  Government Subsidies and Economic Incentives. The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power substantially exceeds the cost of electricity generated from conventional or non-renewable sources of energy. Various governments such as those of Germany, Spain, Italy, Greece, the U.S., Canada, Japan and China,  have used different policy initiatives, such as capital cost rebates, feed-in tariffs, tax credits, net metering, to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, Japan, our largest overseas solar power products market in 2014, reduced its feed-in tariff for large-scale installation by 10% from 2012 to 2013, 11% from 2013 to 2014, which was further reduced in 2015 in different phases and by 11.1% in 2016.  Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in our major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Japan and other countries, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels. Our sales of solar power products in China are expected to benefit from the recently promulgated PRC laws, regulations and government policies regarding solar energy and other renewable energy, which are intended to provide incentives or otherwise encourage the development of the solar or other renewable energy sector in China.

•                  Capacity Utilization.  Our solar module manufacturing capacity increased from 2.8 GW in 2014 to 3.9 GW in 2015 and to 5.5 GW in 2016. Our solar cell manufacturing capacity increased from 2.8 GW in 2014 to 4.4 GW in 2015 and to 5.5 GW in 2016. Our silicon wafer manufacturing capacity increased from 1.0 GW in 2014 to 1.5 GW in 2015 and to 2.5 GW in 2016. As our business develops, we may introduce new manufacturing equipment with higher production efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. Our ability to achieve satisfactory utilization rates will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

•                  Pricing of Our Solar Power Products.  The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. The average selling price of our solar module products declined from RMB3.9 per watt in 2014 to RMB3.5 per watt in 2015 and to RMB3.2 (US$0.5) per watt in 2016. The average selling price of our solar cells declined from approximately RMB2.3 per watt in 2014 to RMB1.9 per watt in 2015 and to RMB1.8 (US$0.3) per watt in 2016. We expect the prices of solar power products, including our own products, will continue to decline over time due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity. In addition, our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

•                  Price of Silicon Wafers and Related Raw Materials.  The success of our business and our growth strategy depends heavily on acquiring a supply of polysilicon and silicon wafers at commercially reasonable prices and terms that is consistent with our existing and planned manufacturing capacity. We have entered into prepaid long-term supply contracts with suppliers, including GCL, OCI, Wacker, Jinglong Group and Hemlock. In some instances, these agreements provide for fixed pricing, substantial prepayment obligations and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. We also purchase silicon wafer and polysilicon from the spot market to supplement supplies under our existing long-term supply contracts. The availability and pricing of silicon wafers and polysilicon will affect results of operations.

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

•                  For EX Works terms, which mean that a seller has the goods ready for collection at its premises (works, factory, warehouse, plant), the contract specifies that the risks are assumed by the customer when the customer picks up the goods from our warehouse, at which time revenue is recognized. For FOB shipping point terms, the contract specifies that the customer takes title to the goods and is responsible for all risks and rewards of ownership once products are over shipping rail at the named loading port from our premises, at which time revenue is recognized. For CIF terms, we pay the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk/rewards of ownership of the goods is passed to the buyer according to each of the contract term, which is defined in each contract. For Delivered Duty Paid terms, we pay the costs of insurance and freight necessary to bring the goods to the named port of destination as well as the import duty, and the title to and risk/rewards of ownership of the goods is passed to the buyer once the goods are delivered and the import duty is paid. The point of delivery could be at the port of shipping, or it could also be when the goods arrive at the named port of destination. When title to the goods transfers at the port of shipping, the beneficiary of the insurance is the buyer and we have no obligations to the buyer if goods are damaged during shipping. Revenue is therefore, recognized when the title to and risk/rewards of ownership of the goods is passed to the buyer which is at port of shipping or port of destination, depending on the terms of the contract.

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

Revenue recognition for electricity generation

We recognize electricity generation revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The price of electricity includes a portion that is subsidized by the Chinese central government. Subsidized portion of electricity generation revenue is recognized after we meet the subsidy criterion, which includes electricity sales agreement with state grid, electricity generation and government approval of our application of the subsidy.

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

Accounts receivable and allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. We had an allowance for doubtful account balance of RMB275.5 million, RMB259.8 million and RMB188.3 million (US$27.1 million) as of December 31, 2014, 2015 and 2016. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

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

Short-term and long-term advances to suppliers

We provide short-term and long-term advances to secure our raw material needs, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will seek to recover our advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return our advances. We had a provision balance of RMB129.3 million, RMB125.8 million and RMB20.7 million (US$3.0 million) for potential losses against supplier advances as of December 31, 2014, 2015 and 2016. If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required. Recoveries of the allowance for advances to supplier are recognized when they are received. We classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and our ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers.

Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. As of December 31, 2014, 2015 and 2016, the provision balance for inventories was RMB59.0 million, RMB56.4  million and RMB150.4 million (US$21.7 million), respectively.

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

Under the long-term supply contracts, or LTAs, between us and certain suppliers, polysilicon and silicon wafer purchase would be made pursuant to the purchase prices and quantities set forth in the relevant LTAs. As a result of the significant declines in the market prices of polysilicon and silicon wafer due to the significant downturn in the solar industry in recent years, the purchase prices set forth in certain LTAs exceeded market prices.

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

If it is determined that a loss provision calculation is necessary considering the status of a LTA and all facts and circumstances impacting the evaluation, we follow the guidance of ASC 330-10-35-17 and assesses whether there should be loss on the firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, we use the stated contract price and volume under the relevant LTA as the major assumptions. Loss provision will be provided if the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period

There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2014 and 2015. For the year ended December 31, 2016, the loss provision was amounted to RMB48.9 million (US$7.0 million).

See also “Notes to Consolidated Financial Statements—7 Inventories”.

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

Project assets

We began to engage in solar project development in 2013. Project assets consist primarily of direct costs relating to solar power projects in various stages of development. A project asset is initially recorded at the actual cost. For a self-developed project asset that is initially obtained by application of feed-in-tariff , or FIT, contract and other required permits, consents, the actual cost capitalized is the amount of the expenditure incurred for the application of those contracts, permits, consents, material and labor costs, cost of lands, capitalized interest and other similar direct costs. For a project asset acquired from external parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition cost. Modules cost, equipment cost and development and others incurred in the project development process will build up the cost of project assets.

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, we consider a number of factors, including changes in environmental, ecological, permitting, marketing price or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. As of December 31, 2016, we impaired project assets with the amount of RMB40.6 million (US$5.9 million) as a result of our decision to suspend the construction of certain projects.

Costs capitalized in the construction of solar power plants under development will be transferred to completed solar power plants upon completion and when they are ready for its intended use, which is at the point when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for its intended use. Depreciation is computed using the straight-line method over the expected life of about 20 years (the shorter of land use right and the estimated useful life of module used in project assets). As of December 31, 2016, RMB2,372.0 million (US$341.6 million) of project assets had been completed and connected to the grid. Depreciation expenses of project assets were RMB74.9 million (US$10.8 million) for the year ended December 31, 2016.

As of December 31, 2016, project assets with net book value of RMB574.0 million (US$82.7 million) were pledged as collateral for our borrowings of RMB546.0 million (US$78.6 million) from Industrial and Commercial Bank of China; project assets with net book value of RMB0.9 million (US$0.1 million) were pledged as collateral for our borrowings of RMB14.3 million (US$2.1 million) from 77 Bank; project assets with net book value of RMB194.9 million (US$28.1 million) were pledged as collateral for our borrowings of RMB250.5 million (US$36.1 million) from Industrial and Commercial Bank of China.

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

On the transaction date, the sales proceeds are first allocated to the warrant based on the warrants’ full fair value of RMB172.9 million (US$28.6 million), and the residual amount of the sales proceeds is allocated to the ordinary shares. The fair value of the warrants in excess of net proceeds of the equity offering of RMB44.4 million (US$7.3 million) is charged to retained earnings as a deemed dividend due to this portion is a benefit transferred from existing shareholders to the new investor. Such amount is charged as deemed dividend on the transaction date and is an adjustment to net loss available to attributable to JA Solar Holdings for basic and diluted EPS calculation, as an effective dividend from existing ordinary shareholders. For the years ended December 31, 2015 and 2016, RMB39.6 million and RMB70.9 million (US$10.2 million) of gain were recognized based on a subsequent change in fair value of the warrants in our Consolidated Statements of Operations and Comprehensive (Loss)/Income.

These warrants are participating securities because they had contractual rights to share our profits but not losses. For the years ended December 31, 2016, there was no impact for the computation of basic earnings per share due to the expiration of the Warrants.

Share-based compensation

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the years ended December 31, 2014, 2015 and 2016 we used the forfeiture rate of  10.05%, 11.12% and 12.71%, respectively.

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

Income taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We recorded valuation allowances to reduce our net deferred tax assets and the balance of such valuation allowance was RMB456.9 million, RMB483.6 million and RMB373.8 million (US$53.8 million) as of December 31, 2014, 2015 and 2016, respectively. A portion of valuation allowance was utilized as our subsidiaries generated sufficient taxable income in 2016. A portion of valuation allowance was reversed based on the expected utilization of deferred tax assets of our subsidiaries in the future.

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations. In the years ended December 31, 2014, 2015 and 2016, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

Product warranties

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with a 10 years warranty for defects in materials and workmanship and a 10 to 25 years warranty against declines of more than 10% and 20%, respectively, of the initial minimum electricity generation capacity at the time of delivery. In addition, we usually provide the same warranty for solar modules assembled for third party OEM customers. We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. We accrue 1% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and include that amount in our cost of revenues. We also separately accrue specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment. Liabilities arising from special customer claims other than product replacement or repair are accrued separately and charged into cost of revenues instead of utilizing warranty reserves. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on our own history, industry data and an assessment of our competitors’ accrual history. Through our relationships with, and management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, we believe that accruing 1% of our net revenues from sales of solar modules as general warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

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

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed, including non-controlling interests if applicable, is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. (See also “Notes to Consolidated Financial Statements—3. Acquisition.”)

In January 2013, we completed the acquisition of 65% equity interest of Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”). As of December 31, 2016, Ningjin Songgong was liquidated and the assets and liabilities of Ningjin Songgong have been adjusted to liquidation value, with no gain or loss impact on the consolidated statements of operations and comprehensive income. The net assets attributable to the non-controlling interest party were reclassified as payables accordingly.

In June 2016, we completed the acquisition of 100% of shares of Jiuzhou Fangyuan New Energy (Yichang) Co., Ltd., which is engaged in solar projects business for a total consideration of RMB150.0 million.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. In October 2016, we signed the Settlement Agreement and the New Supply Agreement. According to the Settlement Agreement, Hemlock agrees not to commence any civil action against us in relation to the Original Supply Agreement signed in March 2011 unless we breach the New Supply Agreement. After detailed assessment, we believe the breach of New Supply Agreement is remote. As a result, no contingent liability has been recorded as of December 31, 2016 and the total amount of accrued late payment interest of RMB 303,380 was reversed for the year ended December 31, 2016. See note 26(b) to Notes to Consolidated Financial Statements.

Key Components of Results of Operations

Revenues

The following table sets forth the principal components of our revenues by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2014		2015		2016
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Solar modules	9,292	82.3	12,689	93.8	14,781	93.9
Solar cells and other products	1,848	16.3	762	5.6	800	5.1
Electricity generation	—	—	64	0.5	156	1.0
Solar product processing	156	1.4	10	0.1	—	—
Total Revenues	11,296	100.0	13,525	100.0	15,737	100.0

We derive revenues primarily from the sales of solar modules, solar cells and other products to module manufacturers, system integrators, project developers and distributors and beginning in 2015, from electricity generation. For the years ended December 31, 2014, 2015 and 2016, approximately 66.9%, 57.0% and 48.6% of our total sales were to customers outside China, respectively. For the years ended December 31, 2014, 2015 and 2016, sales to our largest customer represented approximately 28.8%, 12.5% and 5.3% of our total revenues, respectively; and sales to our three largest customers represented approximately 39.1%, 23.3% and 14.6% of our total revenues, respectively. Our three largest customers were all unrelated third parties. Sales to our top ten customers accounted for approximately 56.4%, 41.9% and 36.9% of total revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

For the year ended December 31, 2016, our revenues from sales of solar modules amounted to approximately RMB14.8 billion (US$2.1 billion), or 93.9% of our total revenues. We sold approximately 4,606.6 MW of solar modules in 2016, compared to 3,666.4 MW in 2015. The increase of sales of solar modules was primarily due to the shift of our product mix to solar modules and strong market demand. We accrued 1.0% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and separately accrued specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment and include that amount in our cost of revenues. Because we have limited warranty claims to date, we accrue the estimated costs of warranties based on our own history, industry data and an assessment of our competitors’ accrual history.

For the year ended December 31, 2016, our revenues from sales of solar cells and other products amounted to approximately RMB0.8 billion (US$0.1 million), or 5.1% of our total revenues. We sold approximately 313.8 MW of solar cells in 2016, compared to approximately 265.0 MW in 2015. The increase in sales of solar cells and other products was due to the increase in sales volume of JA Malaysia from 17.0 MW in 2015 to 188.1 MW in 2016.

For the year ended December 31, 2016, our revenues from electricity generation amounted to approximately RMB156.3 million (US$22.5 million), or 1.0% of our total revenues.

For the year ended December 31, 2016, we did not generate any revenues from solar product processing services.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2014		2015		2016
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Cost of Revenues
Solar modules	7,844	69.4	10,521	77.7	12,612	80.1
Solar cells and other products	1,602	14.2	675	5.0	743	4.7
Electricity generation	—	—	30	0.2	88	0.6
Solar products processing	93	0.8	7	0.1	—	—
Total cost of revenues	9,539	84.4	11,233	83.0	13,443	85.4

Solar modules.  For the years ended December 31, 2014, 2015 and 2016, our cost of revenues for solar modules accounted for 69.4%, 77.7% and 80.1% of our total revenues, respectively. The increase in costs of solar modules in absolute amounts and as a percentage of our total revenues from 2014 to 2016 is primarily due to the significant increase in sales volume of our solar modules.

Solar cells and other products.  For the years ended December 31, 2014, 2015 and 2016, cost of solar cells and other products accounted for 14.2%, 5.0% and 4.7% of our total revenues, respectively. The decrease in the cost of solar cell and other product in absolute amounts and as a percentage of our total revenues from 2014 to 2016 is primarily due to the shift of our product mix to solar modules.

Electricity generation.  We started electricity generation services in 2015. For the year ended December 31, 2015 and 2016, the cost of revenues for our electricity generation services was RMB30.0 million and RMB88.0 million (US$12.7 million), respectively. As a percentage of our total revenues, the cost of revenues for our electricity generation services accounted for 0.2% and 0.6% for the years ended December 31, 2015 and 2016, respectively, including depreciation of solar power project assets and costs associated with operation and maintenance of the power plants came into use.

Solar products processing.  For the years ended December 31, 2014 and 2015, cost of revenues for our solar products processing services accounted for 0.8%, 0.1% of our total cost of revenues, respectively. For the years ended December 31, 2016, we did not incur any cost of revenues for our solar products processing services. The continuous decrease in the cost of solar products processing in absolute amounts and as a percentage of our total revenues from 2014 to 2016 is primarily due to the decreased processing service rendered by us to customers, which is consistent with customer demands.

Operating Expenses

The following table sets forth the principal components of our operating expenses by amounts and percentage of our total revenues for periods indicated

	Year ended December 31,
	2014		2015		2016
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Operating Expenses
Selling, general and administrative expenses	954	8.5	1,246	9.2	1,058	6.8
Research and development expenses	140	1.2	149	1.1	175	1.1
Loss from purchase commitment and contract termination costs	—	—	—	—	149	0.9
Impairment loss on project assets	—	—	33	0.2	8	0.1
Total operating expenses	1,094	9.7	1,428	10.5	1,390	8.8

Selling, general and administrative expenses.  Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, share-based compensation, bad debt provision, impairment provision against advance payments made to suppliers, accruals/reversals for potential interest/penalties under long term supply arrangements, freight expenses, business travel expenses and professional services expenses.

From 2012 to 2015, we accrued interest for late payment based on terms of the Original Supply Agreement. We recognized RMB 93.8 million and RMB 123.5 million of such interest expense in 2014 and 2015, respectively. As of December 31, 2015, the total accrued interest was RMB 303.4 million. In 2016, the total interest of RMB 303.4 million (US$43.7 million) was reversed with the settlement of our dispute with Hemlock. See note 26(b) to Notes to Consolidated Financial Statements.

In 2014, we granted options to purchase 3,660,000 ordinary shares to a number of our directors, employees and consultants. We did not grant any options in 2015 and 2016. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.” Our share-based compensation expenses relating to our option grants and stock awards have had an adverse effect on our reported earnings for the years ended December 31, 2014, 2015 and 2016. We recognized a share-based compensation charge of RMB16.3 million, RMB9.4 million and RMB2.3 million (US$0.3 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The above charges are net of forfeiture reversal amounts of RMB2.4 million, RMB0.9 million and RMB0.7 million (US$0.1 million) for the years ended December 31, 2014, 2015 and 2016, respectively. Share-based compensation expenses are amortized over the vesting period of these options ranging from two to four years starting from the grant date.

Loss from purchase commitment and contract termination cost.  In 2016, we incurred loss from purchase commitment of RMB48.9 million (US$7.0 million) related to our firm purchase commitments due to our commitments to purchase polysilicon prior to commencement of operation of our new facility. We evaluate these commitments and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. We also incurred loss from contract termination costs of RMB99.6 million (US$14.3 million) related to the termination of business relationship with one of our business partners.

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

Impairment loss on project assets. We incurred impairment loss on project assets of RMB32.6 million and RMB8.1 million (US$1.2 million) related to our decision to suspend the construction of certain projects for the years ended December 31, 2015 and December 31, 2016, respectively.

Interest (Income) Expense, net

We generated interest income of RMB28.2 million, RMB25.6 million and RMB18.9 million (US$2.7 million) and incurred interest expense of RMB229.7 million, RMB249.4 million and RMB284.3 million (US$41.0 million) for the years ended December 31, 2014, 2015 and 2016, respectively. Our net interest expense in 2014, 2015 and 2016 was primarily the interest related to borrowings. The increase or decrease in other interest expenses is consistent with the increase or decrease in borrowings.

Foreign Exchange (Loss)/Gain

We incurred foreign exchange losses of RMB61.8 million in 2014. The foreign exchange losses in 2014 was primarily because a significant portion of our monetary assets and liabilities are denominated in JPY and Euros, which depreciated in 2014 relative to the RMB. We recorded a foreign exchange gain of RMB31.9 million and RMB80.8 million (US$11.6 million) in 2015 and 2016, respectively, primarily due to the appreciation of U.S. dollars against RMB. Fluctuations in currency exchange rates may continue to have a significant effect on our financial results as we continue to grow our sales to markets outside China.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2014, 2015 and 2016 were 2.0%, 1.4% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Pronounced Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for our fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date. We are currently undertaking an assessment of its revenue contracts to determine impact, if any, the adoption of ASU 2014-09 will have on our financial statements and related disclosures. We anticipate the impact of ASU 2014-09 will likely be limited to the timing of recognition of its variable consideration. This variable consideration arises from situations when certain domestic customers in mainland China settle the final portion of receivables, usually above one year, according to the revenue contract. Such amount is currently recognized as revenue when the amount is received from the certain customers. The timing of the recognition of such amounts may be earlier under the new guidance; we plan to finalize its assessment in early 2017 and plan to adopt ASU 2014-09 IN 2018. The standard permits the use of either the full retrospective or modified retrospective transition method. We have not yet selected a transition method nor determined the effect of the standard on its ongoing financial reporting. We plan to adopt ASU 2014-09 in 2018.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going Concern”, which requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. We have adopted ASU 2014-15 in 2016.

We had positive working capital as of December 31, 2016. Our management believes that the current cash position as of December 31, 2016, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet our working capital for at least the next 12 months from the date of issuance of the fiscal 2016 financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. We have evaluated the impact of adopting this guidance and have concluded it will likely have no effect on the financial statements as our adjustments already reflect the concept of net realizable value. Inventory provisions are generally full write-downs for the affected inventory.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We have not yet selected an adoption method. The impact of adopting this guidance is not expected to be material to the consolidated financial statements given our deferred tax amounts. As of December 31, 2016, the current portion of deferred tax assets and deferred tax liability is RMB138.1 million and RMB nil, respectively.

In February 2016, the FASB issued an ASU 2016-02, “Leases (Topic 842).” The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. This ASU is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. We are currently evaluating the impact the pronouncement will have on our financial statements and related disclosures.

In March 2016, the FASB issued an ASU 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting,” which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The impact of adopting this pronouncement is not expected to be material to the consolidated financial statements given our investments.

In March 2016, the FASB issued an ASU 2016-09 “Improvements to Employee Share-based Payment Accounting”, which amends ASC Topic 718, Compensation — Stock Compensation. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. We are currently evaluating the impact the pronouncement will have on our financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230).” This ASU is intended to reduce diversity in practice in how eight particular transactions are classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. We will be required to apply the guidance retrospectively. If it is impracticable to apply the guidance retrospectively for an issue, the amendments related to that issue would be applied prospectively. As the likelihood of us experiencing one or more of the eight particular specified transactions is low, ASU 2016-15 is not expected to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash (Topic 230).” The amendments in this Update are an improvement to GAAP by providing guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows, thereby reducing the diversity in practice described above. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We do not expect that the adoption will have a material impact on its consolidated financial statements. For the year ended December 31, 2016, the increase of restricted cash with the amount of RMB173.2 million is included in investing activities of the statement of cash flow.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2014		2015		2016
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	%
Income Statement and Comprehensive Loss Data:
Total Revenues	11,296	100.0	13,525	100.0	15,737	100.0
China	3,743	33.1	5,820	43.0	8,081	51.4
Outside China	7,553	66.9	7,705	57.0	7,656	48.6
Cost of revenues	(9,539)	(84.4)	(11,233)	(83.0)	13,443	85.4
Gross profit	1,757	15.6	2,292	17.0	2,294	14.6

Operating expenses	(1,094)	(9.7)	(1,427)	(10.6)	(1,391)	(8.9)
Selling, general and administrative expenses	(954)	(8.4)	(1,245)	(9.2)	(1,058)	(6.8)
Research and development expenses	(140)	(1.2)	(149)	(1.1)	(176)	(1.1)
Loss from purchase commitments and contract termination costs	—	—	—	—	(149)	(0.9)
Impairment loss on project assets	—	—	(33)	(0.2)	(8)	(0.1)

Income from continuing operations	663	5.9	865	6.4	903	5.7
Change in fair value of derivatives	84	0.7	44	0.3	49	0.3
Interest expense	(230)	(2.0)	(249)	(1.8)	(285)	(1.8)
Interest income.	28	0.2	26	0.2	19	0.1
Foreign exchange (loss)/gain	(62)	(0.5)	32	0.2	81	0.5
Income for equity investment in a joint venture	3	0.0	6	0	10	0.1
Other income, net	34	0.3	48	0.4	66	0.5
Income from continuing operations before income taxes	520	4.6	772	5.7	843	5.4
Income tax (expense)/benefit	(73)	(0.6)	(157)	(1.2)	(123)	(0.8)
Net income/(loss)	447	4.0	615	4.5	720	4.6

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

Total revenues. Our total revenues increased from RMB13.5 billion in 2015 to RMB15.7 billion (US$2.3 billion) in 2016. The increase was primarily due to an increase in our output. Our total shipments increased from 3.9 GW in 2015 to 4.9 GW in 2016. Our total revenues from sales in China increased from RMB5.8 billion in 2015 to RMB8.1 billion (US$1.2 billion) in 2016, which was primarily due to strong industry demand in China for solar power products. Our total revenues from sales outside China slightly decreased from RMB7,705 million in 2015 to RMB7,656.0 million (US$1,102.7 million) in 2016, primarily due to decrease in the price of solar power products. Our revenues from sales in China, as a percentage of our total revenues, increased from 43.0% in 2015 to 51.4% in 2016, and our revenues from sales outside China, as a percentage of our total revenues, decreased from 57.0% in 2015 to 48.6% in 2016. This reflected our efforts to meet the strong demand in China in 2016.

Cost of revenues. Our cost of revenues increased from RMB11.2 billion in 2015 to RMB13.4 billion (US$1.9 billion) in 2016. The increase in our cost of revenues was primarily due to increase in sales volume.

Gross profit. We recorded a gross profit of RMB2.3 billion (US$330.3 million) in 2016 as compared to a gross profit of RMB2.3 billion in 2015. Our gross profit as a percentage of our total revenues decreased from 17.0% in 2015 to 14.6% in 2016, primarily due to the decrease of average selling price of solar modules during 2016.

Total operating expenses. Our total operating expenses were RMB1.4 billion (US$200.3 million) in 2016 as compared to the total operation expenses of RMB1.4 billion in 2015.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses decreased from RMB1,245 million in 2015 to RMB1,058 million (US$152.4 million) in 2016, and as the percentage of our total revenues decreased from 9.2% in 2015 to 6.8% in 2016. The decrease in our selling, general and administrative expenses in absolute amounts was primarily due to a one-time reversal of RMB303.4 million (US$43.7 million) of previously recorded expenses due to the resolution of our dispute with Hemlock We accrued interest for late payment based on terms of the Original Supply Agreement. We recognized RMB 93.8 million and RMB 123.5 million of such interest expense in 2014 and 2015, respectively. As of December 31, 2015, the total accrued interest was RMB 303.4 million. In 2016, the total interest of RMB 303.4 million (US$43.7 million) was reversed with the settlement of our dispute with Hemlock. See note 26(b) to Notes to Consolidated Financial Statements.

•                  Loss from purchase commitments and contract termination costs. We incurred loss from purchase commitments and contract termination costs of RMB149 million (US$21.5 million) in 2016 as a percentage of our total revenues at 0.9%. We evaluate firm purchase commitments and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. Our RMB48.9 million (US$ 7.0 million) loss from purchase commitments is due to our commitments to purchase polysilicon prior to commencement of operation of our new facility. Our RMB 99.6 million (US$14.4 million) loss from contract termination costs was due to the termination of business relationship with one of our business partners.

•                  Research and development expenses. Our research and development expenses increased from RMB148.5 million in 2015 to RMB175.5 million (US$25.3 million) in 2016 and both as a percentage of our total revenues at 1.1% in 2015 and 2016. The increase in the absolute amount of our research and development expenses was due primarily to greater research and development activities undertaken by us.

•                  Impairment loss on project assets. In 2016, we incurred impairment loss of RMB8.1 million (US$1.2 million), as compared to impairment loss of RMB32.6 million in 2015, on project assets related to our decision to suspend the construction of certain projects.

Interest expenses. We incurred an interest expenses of RMB249.7 million and RMB284.3 million (US$40.9 million) in 2015 and 2016, respectively. The increase in our interest expense was primarily due to the increase of our borrowings. The weighted average borrowings for 2015 and 2016 are RMB 4.4 billion and RMB 6.0 billion, and the weighted average interest rates for 2015 and 2016 are 5.70% and 4.64%, respectively.

Interest income. Our interest income was RMB18.9 million (US$2.7 million) in 2016 and RMB25.6 million in 2015, respectively.

Foreign exchange gain. We recorded a foreign exchange gain of RMB80.8 million (US$11.7 million) in 2016 as compared to a foreign exchange gain of RMB31.9 million in 2015, primarily due to appreciation of U.S. dollar against RMB.

Other income. Our other income increased from RMB48.5 million in 2015 to RMB65.8 million (US$9.5 million) in 2016 primarily due to the increase in government subsidies.

Income tax expense. Our income tax expense decreased from RMB157.3 million in 2015 to RMB123.3 million (US$17.8 million) in 2016, primarily due to the decrease of income tax rate from 20.4% in 2015 to 14.6% in 2016. Income tax rate decreased from 20.4% in 2015 to 14.6% in 2016 due to the 15% preferential income tax rate enjoyed by JA Hefei Technology and JA Wafer R&D which were recognized as ANTEs in 2016. JA Yangzhou was in a 3-year loss position by December 2015.  In 2016, with the reversal of Hemlock interest, JA Yangzhou was in a 3-year cumulative income position by December 2016 and going forward, we expect that JA Yangzhou would continue to be a profit-making entity, therefore, the valuation allowance was reversed in 2016 and resulted in a tax benefit.

Net Income. As a result of the above factors, we recorded a net income of RMB719.6 million (US$103.6 million) in 2016 as compared to a net income of RMB614.5 million in 2015.

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

Total revenues. Our total revenues increased from RMB11.3 billion in 2014 to RMB13.5 billion in 2015. The increase was primarily due to an increase in our output. Our total shipments increased from 3.1 GW in 2014 to 3.9 GW in 2015. Our total revenues from sales in China increased from RMB3.7 billion in 2014 to RMB5.8 billion in 2015, which was primarily due to strong industry demand in China for solar power products. Our total revenues from sales outside China increased from RMB7.6 billion in 2014 to RMB7.7 billion in 2015, primarily due to strong demand across the Asia Pacific region. Our revenues from sales in China, as a percentage of our total revenues, increased from 33.1% in 2014 to 43.0% in 2015, and our revenues from sales outside China, as a percentage of our total revenues, decreased from 66.9% in 2014 to 57.0% in 2015. This reflected our efforts to meet the strong demand in China in 2015.

Cost of revenues. Our cost of revenues increased from RMB9.5 billion in 2014 to RMB11.2 billion in 2015. The increase in our cost of revenues was primarily due to increase in sales volume.

Gross profit. We recorded a gross profit of RMB2.3 billion in 2015 as compared to a gross profit of RMB1.8 billion in 2014, primarily due to increase in revenue and gross margin. Our gross profit as a percentage of our total revenues increased from 15.6% in 2014 to 17.0% in 2015, primarily due to the improvement of supply-demand situation in the solar power industry  and economies of scale.

Total operating expenses. Our total operating expenses increased from RMB1.1 billion in 2014 to RMB1.4 billion in 2015. The increase in our total operating expenses was in line with the increase in total revenues.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses increased from RMB954.3 million in 2014 to RMB1,245 million in 2015, and as the percentage of our total revenues increased from 8.4% in 2014 to 9.2% in 2015. The increase in our selling, general and administrative expenses in absolute amounts was primarily due to increase in shipping costs due to increase in sales volume in 2015 and increase in employee compensation expenses resulted from increase of headcount.

•                  Research and development expenses. Our research and development expenses increased from RMB139.7 million in 2014 to RMB148.5 million in 2015 and as a percentage of our total revenues slightly lowered from 1.2% in 2014 to 1.1% in 2015. The increase in the absolute amount of our research and development expenses was due primarily to greater research and development activities undertaken by us.

•                  Impairment loss on project assets. In 2015, we incurred impairment loss of RMB32.6 million on project assets related to our decision to suspend the construction of certain projects.

Interest expenses. We incurred an interest expenses of RMB229.7 million and RMB249.4 million in 2014 and 2015, respectively. The slight increase in our interest expense was primarily due to increase of our borrowings.

Interest income. Our interest income was RMB25.6 million in 2015 and RMB28.2 million in 2014, respectively.

Foreign exchange (loss)/gain.  We recorded a foreign exchange gain of RMB31.9 million in 2015 as compared to a foreign exchange loss of RMB61.8 million in 2014, primarily due to appreciation of U.S. dollar against RMB.

Other income. Our other income increased from RMB33.1 million in 2014 to RMB48.5 million in 2015 primarily due to the increase in government subsidies.

Income tax expense. Our income tax expense increased from RMB73.4 million in 2014 to RMB157.3 million in 2015, primarily due to the increase of our taxable income and the increase of income tax rate from 14.1% in 2014 to 20.4% in 2015. Income tax rate increased from 14.1% in 2014 to 20.4% in 2015 because income tax expense in 2014 included income tax benefit of RMB267.0 million generated by reserved and utilized of the valuation allowance against deferred tax assets while income tax expense in 2015 included income tax benefit of RMB92.7 million.

Net Income. As a result of the above factors, we recorded a net income of RMB614.5 million in 2015 as compared to a net income of RMB446.7 million in 2014.

B.                          LIQUIDITY AND CAPITAL RESOURCES

Cash Flows, Working Capital and Liquidity

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Senior Notes, issuance of warrants, short-term and long-term borrowings and cash flow from operations. As of December 31, 2016, we had RMB2.6 billion (US$370.1 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds. Restricted cash represents amounts temporarily held by banks as collateral for issuance of letters of credit, letters of guarantee, bank acceptance notes as well as certain bank borrowings, which are not available for our use.

As of December 31, 2016, we had RMB3.4 billion (US$495.2 million) in outstanding short-term borrowings and long-term borrowings (current portions). As of December 31, 2016, we had RMB2.7 billion (US$389.1 million) in outstanding long-term borrowings (excluding current portions). These loans were borrowed from various financial institutions and generally have terms of 2 to 182 months and expire at various times. Our outstanding borrowings as of December 31, 2016 bore an average interest rate of 4.64% per annum. These credit facilities were granted for long-term project development as well as working capital usages. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We have restrictive covenants for RMB830 million (US$119.5 million) of our loans, which are subject to financial ratio covenants. As of  December 31, 2016, we are not in breach of any financial ratio covenants.

Our long-term borrowing of RMB70.0 million (US$10.1 million) with Agricultural Bank of China was secured by certain of our buildings and land use right in Shanghai Jinglong. Our entrustment loan with Hefei High-Tech Industrial Development Zone Management Co., Ltd. in the total amount of RMB1,440.0 million (US$207.4 million) was secured by buildings, machinery and equipment, construction in progress and land use rights owned by JA Hefei Technology and all our equity interests in JA Hefei Technology. Our long-term borrowing of RMB546.0 million (US$78.6 million) with Industrial and Commercial Bank of China was secured by project assets of JA Dunhuang. Our long-term borrowing of RMB250.5 million (US$36.1 million) from Industrial and Commercial Bank of China was secured by our project assets. Our long-term borrowing of RMB13.5 million (US$1.9 million) from 77 Bank was secured by our project assets. Our short-term loan of RMB90.8 million (US$13.1 million) with China Construction Bank was secured by buildings and land use right in JA Lianyungang. Our short-term borrowing of RMB200.0 million (US$28.8 million) with the Industrial and Commerce Bank of China was secured by certain of our buildings in Shanghai JA Solar PV Technology Co., Ltd., Our short-term bank borrowing of RMB80.0 million (US$11.5 million) from Huaxia Bank was secured by Yangzhou JA Property Co., Ltd., Our short-term bank borrowing of RMB39.0 million (US$5.6 million) from China Construction Bank was secured by the building of JA Yangzhou. Our short-term bank borrowing of RMB34.7 million (US$5.0 million) from Industrial and Commercial Bank of China was secured by the building of Shanghai Jinglong. Our short-term bank borrowing of RMB50.0 million (US$7.2 million) from Shanghai Pudong Development Bank was secured by Donghai District Longhai Property Co., Ltd., Our short-term bank borrowing of RMB292.6 million (US$42.1 million) from Ping An Bank was secured by all of the equity interests in JA Yangzhou. Our short-term bank borrowing of RMB0.7 million (US$0.1 million) from 77 Bank was secured by our project assets. Our short-term bank borrowing of RMB10.0 million (US$1.4 million) from China Construction Bank was secured by the building of JA Yangzhou.

The unused lines of credit were RMB1,395.0 million (US$201.0 million) as of December 31, 2016. No terms and conditions of the unused credit line are available yet because utilization of such unused lines of credit requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers decreased from RMB789.3 million as of December 31, 2014 to RMB668.7 million as of December 31, 2015 and to RMB379.8 million (US$54.7 million) as of December 31, 2016, as a combined result of utilization of prepayments previously made as well as additional allowance provided against prepayments. Our net inventory decreased from RMB1.9 billion as of December 31, 2014 to RMB1.7 billion as of December 31, 2015 as a result of rush-in orders towards the end of 2015 and increased to RMB2.5 billion (US$354.4 million) as of December 31, 2016 as a result of increase in market demands.

Our accounts receivable was RMB2.8 billion (US$396.6 million) as of December 31, 2016. For the year ended December 31, 2016, net provisions of RMB18.1 million (US$2.6 million) were reversed against accounts receivable for estimated losses, including reversals in the amount of RMB114.4 million (US$16.5 million) resulting from customers’ ability to make payment in light of the market revival.

We believe that current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next twelve months starting from the date of this annual report. We may, however, require additional cash to repay existing debt obligations or to re-finance our existing debts or due to changing business conditions or other future developments.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	(in millions)
	RMB	RMB	RMB
Net cash provided by operating activities	526	1,258	1,020
Net cash used in investing activities	(1,373)	(1,103)	(3,086)
Net cash provided by financing activities	877	563	1,706
Effect of exchange rate changes on cash and cash equivalents	5	10	46
Net increase/(decrease) in cash and cash equivalents	35	728	(314)
Cash and cash equivalents at the beginning of the year	2,120	2,155	2,883
Cash and cash equivalents at the end of the year	2,155	2,883	2,569

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

Net cash provided by operating activities for the year ended December 31, 2016 was RMB1,020 million (US$146.9 million), primarily attributable to a net income of RMB719.6 million (US$103.6 million), positively adjusted for certain items such as a depreciation and amortization of RMB912.7 million (US$131.5 million), a decrease in notes receivables of RMB274.6 million (US$39.5 million), a decrease in advance to third party suppliers of RMB247.9 million (US$35.7 million), and an increase in accounts payable of RMB232.5 million (US$33.5 million), partially offset by certain items such as an increase in inventories of RMB926.5 million (US$133.4 million), the RMB303.4 million (US$43.7 million) non-cash reversal of interest relating to the Hemlock dispute settlement and an increase in other assets of RMB196.5 million (US$28.3 million).

Net cash provided by operating activities for the year ended December 31, 2015 was RMB1,257.5 million, primarily attributable to a net income of RMB614.5 million, positively adjusted for certain items such as a depreciation and amortization of RMB797.7 million, a decrease in accounts receivables from related party customers of RMB213.8 million, a decrease in inventories of RMB218.8 million, a decrease in other current assets of RMB257.8 million and an increase in advance from customers of RMB447.9 million, partially offset by certain items such as an increase in notes receivables of RMB762.7 million, an increase in accounts receivables from third party customers of RMB659.6 million, and a decrease in accounts payable of RMB380.8 million.

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

Investing Activities.

Net cash used in investing activities in 2016 was RMB3.1 billion (US$444.5 million). This was primarily due to the purchase of property, plant and equipment of RMB1.8 billion (US$252.4 million) and investments in project assets of RMB1.1 billion (US$157.6 million).

Net cash used in investing activities in 2015 was RMB1.1 billion. This was primarily due to the purchase of property, plant and equipment of RMB892.0 million and investments in project assets of RMB382.8 million, partially offset by the decrease in restricted cash of RMB169.6 million.

Net cash used in investing activities in 2014 was RMB1.4 billion. This was primarily due to the purchase of property, plant and equipment of RMB649.6 million, investments in project assets of RMB473.7 million and increase in restricted cash of RMB244.7 million, partially offset by government grant received of RMB45.3 million.

Financing Activities.

Net cash provided by financing activities for the year ended December 31, 2016 was RMB1.7 billion (US$245.8 million), primarily consisting of proceeds from short-term borrowings of RMB4.4 billion (US$630.0 million), proceeds from long-term borrowings of RMB919.4 million (US$132.4 million) and proceeds from capital lease of RMB481.3 million (US$69.3 million), partially offset by repayment of short-term borrowings of RMB3.7 billion (US$535.0 million), and repayment of long-term borrowings of RMB391.2 million (US$56.4 million).

Net cash provided by financing activities for the year ended December 31, 2015 was RMB563.5 million, primarily consisting of proceeds from short-term borrowings of RMB3.0 billion, proceeds from long-term borrowings of RMB797.0 million, partially offset by repayment of short-term borrowings of RMB3.1 billion, and repurchase of ADS of RMB139.8 million.

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

Dividends from Subsidiaries.

Except for certain administrative, research and development and after-sales activities conducted through our wholly-owned subsidiaries in the U.S. and Germany, we conduct a significant portion of our operating activities inside China through our various PRC subsidiaries. As such, we currently do not rely heavily on dividends remitted to us by our PRC subsidiaries to sustain our worldwide operations; and restrictions under PRC law on the remittance of dividends outside the PRC have not had a material adverse effect on our liquidity or capital resources. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our operating subsidiaries in China are subject to legal limitations in paying dividends to us, which may restrict our ability to satisfy our liquidity requirement.”

Capital Expenditures

We made capital expenditures of RMB1.1 billion, RMB1.3 billion and RMB2.8 billion (US$400.1 million) in the years ended December 31, 2014, 2015 and 2016, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment, to invest in project assets and to construct and expand our solar product manufacturing lines.

We expect to incur capital expenditures of approximately RMB2.7 billion (US$385.9 million) in 2017, which will be used primarily for upgrading and expanding our manufacturing capacity. As of December 31, 2016, we have contracted for capital expenditure of RMB891.5 million (US$128.4 million).

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

Since our commencement of production in April 2006, we have significantly improved our solar cell fabricating process technologies, including improvements in the processing steps of texturing, diffusion, and drying and firing. These technological improvements have increased cell conversion efficiencies in the various types of silicon wafers that we produce and have improved the production yields of our manufacturing lines. In 2010, our research and development efforts resulted in the introduction of the SECIUM solar cells. In February 2011, we introduced the MAPLE technology, a significant breakthrough in multicrystalline silicon technology that has increased the conversion efficiency rate of multicrystalline solar cells. In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE technology. In addition, the Cypress series cells also feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation. In 2013, we introduced the second generation of the Cypress series, named Cypress2, which have an even higher conversion efficiency and more reliable performance compared with the Cypress series. In 2014 and after, we upgraded the Cypress Series from Cypress3 to Cypress 5 and implement PERC and RIE as our high end product.

We intend to continue to focus our research and development efforts on improving and developing processing technologies for production of solar modules and cells aimed at increasing conversion efficiency and other qualities as well as reducing production costs, including one or more of the following projects and topics:

•                  Quality Control Techniques.  We intend to develop enhanced techniques to be applied in the quality control of our products and manufacturing lines, including characterization of product performance, in-line diagnostics, and methods to control production yield, product durability and reliability.

•                  High-efficiency Cell Technology.  We intend to continuously improve the conversion efficiency of solar cells by utilizing cutting-edge technologies including PERC technology, half-cell technology, Bi-facial cell technology, N-type cell technology, etc.

Our research and development expenditures were RMB139.7 million, RMB148.5 million and RMB175.5 million (US$25.3 million) in 2014, 2015 and 2016, respectively.

For intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                          OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2016 we did not have any material off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments or interest rate swap transactions, that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Loan obligations (including interest averaging 4.64%)	6,727,304	3,664,617	2,219,175	217,252	626,260
Operating lease obligations	149,628	62,246	84,872	510	—
Non-cancelable capital expenditures	891,509	891,509	—	—	—
Purchase commitments under agreements	2,892,350	1,199,583	1,692,767	—	—
Accrued warranty cost reflected on the company’s balance sheet	553,214	—	—	—	553,214

Total	11,214,005	5,819,955	3,996,814	217,762	1,179,474

Loan obligations

Our loan obligations relate to borrowings borrowed from various financial in China with an average interest rate of 4.64% per annum. The borrowings have terms of 2-182 months and expire at various times throughout 2017 to 2030.

Operating lease obligations

Our operating lease obligations mainly relate to non-cancelable lease for certain land and assets used by our manufacturing facilities in Ningjin, Langfang, Hebei, Penang, Malaysia, Viet Yen, Vietnam and offices used by JA Beijing, JA Solar USA Inc., JA Solar Gmbh, JA Japan and JA Solar South Africa (PTY) Limited.

Non-cancelable purchase obligations

As of December 31, 2016, we had contracted for capital expenditures on machinery and equipment of RMB891.5 million (US$128.4 million).

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                          DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of the date of this annual report and the positions held by them. The business address for each of our directors and executive officers is Building No.8, Noble Center, Automobile Museum East Road, Fengtai, Beijing, the People’s Republic of China.

Name	Age	Position
Baofang Jin	65	Executive Chairman of the Board of Directors and Chief Executive Officer
Jian Xie	39	Director and President
Yuhong Fan	52	Director
Bingyan Ren	71	Director
Erying Jia	62	Director
Hope Ni	45	Independent Director
Jiqing Huang	80	Independent Director
Yuwen Zhao	78	Independent Director
Shaohua Jia	67	Independent Director
Hexu Zhao	60	Chief Financial Officer
Wei Shan	61	Chief Technology Officer

Baofang Jin, Executive Chairman of the Board of Directors and Chief Executive Officer.  Mr. Jin has been our chairman since May 2005 and our executive chairman since July 2009. Mr. Jin also served as our chief executive officer from August 2009 to January 2010 and since January 2013. Mr. Jin has been the chairman and chief executive officer of Hebei Jinglong since 2003. From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company. Mr. Jin currently also serves as a vice-chairman of the Chinese People’s Political Consultative Conference of Ningjin County. Mr. Jin graduated from Hebei Broadcast and Television University with an associate’s degree in 1996.

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

Yuhong Fan, Director.  Mr. Fan has been our director since March 2015. He has also served as our vice president from July 2011 to February 2017, the general manager of Solar Silicon Valley from January 2010 to December 2015, and the deputy general manager of Jinglong Group from July 2009 to February 2017. Mr. Fan started his career at Jinglong Group and has held various managerial positions at Jinglong Group and within JA Solar overseeing multiple facets of our manufacturing operations, including wafer production, processing and quality assurance. Mr. Fan graduated from Hebei Broadcast and Television University in June 1997.

Bingyan Ren, Director.  Mr. Ren has been our director since May 2005. He has also served as a director and vice chairman of Hebei Jinglong since 2003. Prior to becoming our director, he was a professor of semiconductor materials and PV materials at the Hebei University of Technology from 1972 to May 2003. Mr. Ren currently is a member of the semiconductor material academic committee of China and a member of semiconductor standardization technical committee of China. He also serves as a vice-director of semiconductor material research institute of Hebei University of Technology and a consultant to Hebei Ningjin Monocrystalline Silicon Industry Park. Mr. Ren graduated from North Jiaotong University in July 1970.

Erying Jia, Director.  Mr. Jia has been our director since September 2007. He has also served as the chief operating officer and director of Hebei Jinglong since January 2006. Prior to that, he served at several administrative positions in Ningjin County, Hebei Province, China. Mr. Jia holds a bachelor’s degree in public administration from Hebei Provincial Party School.

Hope Ni, Independent Director.  Ms. Ni has been our independent director since August 2009. Ms. Ni has been an executive director at Cogobuy Group (Stock code: 00400.HK) since March 1, 2015 and its chief investment officer since June 2014. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), ATA, Inc. (NASDAQ: ATAI) and Digital China Holdings Ltd. (Stock code: 00861.HK). In 2008, Ms. Ni served as the vice chairman of COGO Group Inc. From 2004 to 2007, Ms. Ni was the chief financial officer and director of COGO Group Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

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

Hexu Zhao, Chief Financial Officer.  Mr. Zhao has been our chief financial officer since December 2013. Mr. Zhao previously served as our chief financial officer from July 2006 to May 2008. Since then, he has served as the chief financial officer at Legend Silicon Corporation, a Silicon Valley-based fabless semiconductor company, and Sky Solar Holdings Co., Ltd., a downstream solar-project developer. Mr. Zhao received his MBA degree in accounting from Golden Gate University in 1990, and his B.S. degree in naval engineering from Dalian Maritime University in 1982.

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

Term of Directors and Officers

The term of each director is three years pursuant to his or her director service agreement. Our directors may be removed from office by resolutions of the shareholders. Under the employment agreement generally entered into by us and our executive officers, the initial term of our executive officers is three to four years.

B.                          COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2016, we paid an aggregate compensation of RMB10 million (US$1.4 million) to our directors and executive officers. For the year ended December 31, 2016, we did not grant any options or restricted share units to our executive officers. Other than fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

Code of Ethics

We have adopted a code of ethics for chief executive and senior financial officers, which we filed with the SEC as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006 and we have also posted a copy of our code of ethics on our company website at http://investors.jasolar.com. This home country practice of ours was established by us by reference to similarly situated foreign private issuers and differs from the NASDAQ Stock Market Rules that require listed companies to adopt one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are, however, no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.

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

Eligibility. We may grant awards to our employees, consultants and directors. However, no shares may be optioned, granted or awarded if such action would cause an incentive share option to fail to qualify as an incentive share option under Section 422 of the Internal Revenue Code of 1986 of the U.S.

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

During the year ended December 31, 2016, we did not grant any options or restricted share units to our employees under our 2006 Plan and 2014 Plan.

Our board has authorized a committee, currently consisting of Mr. Baofang Jin, our executive chairman and Mr. Jian Xie, our president and director, to approve option grants under our 2006 Plan and 2014 Plan.

As of March 31, 2017, we have granted options to purchase 23,299,000 ordinary shares and awarded 4,912,000 restricted share units under our 2006 Plan and 2014 Plan, options to purchase 4,651,500 ordinary shares and 691,110 restricted share units remained outstanding.

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

D.                          EMPLOYEES

As of December 31, 2014, 2015 and 2016, we had a total of 12,300, 12,550 and 14,056 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2016:

	Number of employees	Percentage of total
Manufacturing and engineering	11,028	78.5%
Quality assurance	1,039	7.4%
General and administration	1,262	9.0%
Purchasing and logistics	166	1.2%
Research and development	147	1.0%
Marketing and sales	261	1.9%
Others	153	1.0%
Total	14,056	100.00%

Of our total employees as of December 31, 2016, 3,307 were located in Ningjin, Hebei Province, 3,279 were located in Yangzhou, Jiangsu Province, 1,057 were located in Shanghai, 1,160 were located in Lianyungang, Jiangsu Province, 1,569 were located in Hefei, Anhui Province and 1,019 were located in Xingtai, Hebei Province, 1,243 were located in Malaysia and 1,422 were located in other cities in China and abroad.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2016, 1,991 of our employees held bachelor’s or higher degrees. A number of our employees have overseas education and industry experience.

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

E.                          SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2017, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 237,853,602 ordinary shares outstanding as of March 31, 2017.

	Shares Beneficially	Owned
	Number(1)	%(2)
Directors and Executive Officers:
Baofang Jin(3)	39,752,976	16.71
Jian Xie	*	*
Yuhong Fan	*	*
Bingyan Ren	*	*
Erying Jia	*	*
Hope Ni	*	*
Jiqing Huang	*	*
Yuwen Zhao	*	*
Shaohua Jia	*	*
Hexu Zhao	*	*
Wei Shan	*	*
All Directors and Officers as a Group	41,091,126	17.28

Principal Shareholders:
Jinglong Group Co., Ltd.(4)	38,897,366	16.35

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

(2)         In computing the percentage ownership of a person, we have included shares that the person has the right to acquire within 60 days after March 31, 2017, including through the exercise of any option, restricted shares, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(3)         Consists of (i) 253,293 ADSs, representing 1,266,465 ordinary shares, and 37,630,901 ordinary shares held by Jinglong Group Co., Ltd., of which Mr. Baofang Jin is a director and has a 32.96% economic interest, and (ii) 855,610 ordinary shares issuable upon exercise of options and restricted share units held by Mr. Baofang Jin that are exercisable within 60 days of March 31, 2017. Mr. Jin disclaims beneficial ownership of the shares held by Jinglong BVI except to the extent of his pecuniary interest therein.

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

As of March 31, 2017, none of our existing shareholders has different voting rights from other shareholders.

To our knowledge, as of March 31, 2017, a total of 201,431,010 ordinary shares are held by one record holder in the U.S., which is the Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                          MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.                          RELATED PARTY TRANSACTIONS

Significant Transactions with Hebei Jinglong

Hebei Jinglong is 100% owned by four of the eleven shareholders of our largest shareholder, Jinglong BVI, and thus, is a related party of our company. Mr. Baofang Jin, our executive chairman, owns 32.96% equity interests in Jinglong BVI and 78.45% in Hebei Jinglong, and Mr. Bingyan Ren, our director, owns 4.79% equity interests in each of Hebei Jinglong and Jinglong BVI. We purchase silicon wafers from Jinglong Group, including Hebei Jinglong.

Wafer supply

We historically made prepayments to Jinglong Group under the silicon wafer supply contracts we entered into with Hebei Jinglong. Due to the reorganization of Jinglong Group, Hebei Jinglong disposed its wafer production business in the middle of 2014 so we did not purchase any silicon wafer from Hebei Jinglong in 2015 and 2016. Unused prepayment was RMB25.0 million (US$3.6 million) as of December 31, 2016 and will be deducted by the rental fee according to the supplemental agreements signed every quarter to offset this prepayment with rental fee under the operating lease agreements.

Guarantee

As of December 31, 2016, we received guarantees from Hebei Jinglong for short-term bank borrowing and long-term bank borrowing with a principal of RMB561.1 million (US$80.8 million).

Leasing

We lease properties from Hebei Jinglong and another related party under operating lease agreements. We incurred rental expenses to Hebei Jinglong in the amount of RMB39.9 million (US$5.7 million) for the year ended December 31, 2016.

Transactions with other Related Parties

We sold solar power products to several related companies in the amount of RMB183.4 million (US$26.4 million) for the year ended December 31, 2016.

We outsourced processing service to several related companies. The processing service fee amounted to RMB111.0 million (US$16.0 million) for the year ended December 31, 2016.

We purchased RMB2,358 million (US$339.7 million) of silicon wafers and other raw material, from several related companies for the year ended December 31, 2016.

As of December 31, 2016, we received guarantees from Yangzhou JA Property Co., Ltd. for a short-term borrowing with a principal amount of RMB80.0 million (US$11.5 million) and from Donghai District Longhai Property Co., Ltd. for a short-term borrowing with a principal amount of RMB50.0 million (US$7.2 million).

As of December 31, 2016, we provided guarantees to Hebei Ningjin Songgong Electronics Co., Ltd. for a short-term borrowing with a principal amount of RMB260.0 million (US$37.4 million) and to Ningjin Saimei Ganglong Electronics Co., Ltd. for a short-term borrowing with a principal amount of RMB50.0 million (US$7.2 million).

In June 2013, we provided an entrustment loan to Yangzhou JA Property Co., Ltd. with a principal of RMB 40.0 million, with an annual interest rate of 6.6% and was due for repayment in one year.  In 2014, the repayment date for the entrustment loan was extended to June 8, 2015. In 2015, the repayment date for this loan is extended to June 10, 2016 with interest rate of 7%. And in 2016, the repayment date for this loan was extended to June 10, 2017 with interest rate of 7%. In August 2016, we provided an entrustment loan to Donghai District Longhai Property Co., Ltd. with a principal of RMB 15.0 million (US$2.2 million), with an annual interest rate of 5.36%. In October 2016, we provided an entrustment loan to Hebei Ningjin Songgong Electronics Co., Ltd. with a principal of RMB 15.0 million (US$2.2 million), with an annual interest rate of 5.36%.

We purchased equipment from subsidiaries of Hebei Jinglong in the amount of RMB2.6 million (US$0.4 million) and sold equipment to subsidiaries of Hebei Jinglong in the amount of RMB3.7 million (US$0.5 million) for the year ended December 31, 2016.

We consider that these transactions were at market with prices comparable to other similar transactions with unrelated third parties. All related party transactions were approved by our audit committee in accordance with our policy and procedures with respect to related person transactions if so required thereunder.

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

On April 18, 2016, we were served with court papers for a lawsuit initially brought by Hemlock against JA Yangzhou in the Supreme Court of the State of New York (Index No. 650182/2015) on January 20, 2015, which was later amended on June 22, 2015. Hemlock claimed that JA Yangzhou breached its obligations under the Original Supply Agreement entered into between Hemlock and JA Yangzhou, and alleged damages in an amount of no less than US$921 million. On October 31, 2016, we agreed to settle the lawsuit with Hemlock. As part of the settlement, JA BVI, JA Yangzhou and Hemlock Operations, entered into the New Supply Agreement under which we agreed to purchase a certain amount of solar grade polycrystalline silicon products from Hemlock Operations on a quarterly basis until October 31, 2026. Meanwhile, Hemlock agreed not to commence any civil action against us in relation to the Original Supply Agreement unless we breach the New Supply Agreement. After detailed assessment, we expect to fulfill the obligation under the New Supply Agreement and did not record any contingency liabilities as of December 31, 2016. Meanwhile, Hemlock agreed not to commence any civil action against us in relation to the Original Supply Agreement unless we breach the New Supply Agreement. After detailed assessment, we expect to fulfill the obligation under the New Supply Agreement and did not record any contingency liabilities as of December 31, 2016.

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

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our subsidiaries in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our PRC subsidiaries are required to make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Our PRC subsidiaries are required to transfer at least 10% of their profit after taxation (as determined under accounting principles generally accepted in the PRC at each year-end) to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the discretion of our PRC subsidiaries. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends. The general reserves made by our PRC subsidiaries in 2014, 2015 and 2016 were RMB26.7 million, RMB116.3 million and RMB112.6 million (US$16.2 million), respectively.

B.                          SIGNIFICANT CHANGES

None.

ITEM 9.                                                THE OFFER AND LISTING

A.                          OFFER AND LISTING DETAILS

Our ADSs, each representing five of our ordinary shares, are quoted on the NASDAQ Global Select Market. Our ADSs trade under the symbol “JASO.” From the initial listing of our ADSs on the NASDAQ Global Select Market on February 7, 2007 to February 7, 2008, the trading prices of our ADSs ranged from US$16.17 to US$76.50 per ADS. From the day after the date of our 3-for-1 ADS split on February 7, 2008 to December 7, 2012, each of our ADSs represented one ordinary share and the trading price of our ADSs on the NASDAQ Global Select Market ranged from US$0.58 to US$27 per ADS. From the day after the date of our 1-for-5 reverse ADS split on December 10, 2012 through April 25, 2017, the trading price of our ADSs has ranged from US$3.21 to US$13.14 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
2012 (through December 7, 2012)	2.34	0.58
2012 (from December 10, 2012 to December 31, 2012)	4.38	3.21
2013	12.80	3.37
2014	13.14	6.70
2015	10.80	6.30
2016	9.78	4.69
Quarterly Highs and Lows
2015
First Quarter of 2015	10.15	7.43
Second Quarter of 2015	10.80	8.01
Third Quarter of 2015	8.84	6.30

	Trading Price (US$)
	High	Low
Fourth Quarter of 2015	10.09	7.75
2016
First Quarter of 2016	9.78	7.88
Second Quarter of 2016	9.10	6.16
Third Quarter of 2016	8.15	5.66
Fourth Quarter of 2016	7.15	4.69
Monthly Highs and Lows
2016
October 2016	7.15	5.78
November 2016	5.99	5.19
December 2016	5.68	4.69
2017
January 2017	5.09	4.42
February 2017	5.60	4.56
March 2017	6.68	4.70
April 2017 (through April 25, 2017)	7.04	6.21

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

Our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each. There were 237,853,602 ordinary shares issued and outstanding as of December 31, 2016, not including 1,238,310 ordinary shares issued to and held by the depositary for the purpose of future option exercise.

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

The Registered Office of the Company is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681 GT, George Town, Grand Cayman, British West Indies. The objects for which the Company is established are unrestricted.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. Furthermore, there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position with respect to any U.S. federal income tax consequences described below.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors that have a functional currency other than the U.S. dollar, or certain former or long-term residents of the U.S.), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not discuss any state, local, or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-U.S. tax considerations. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as a beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

Although it is likely that we were a PFIC in the past, based on the market price of ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended on December 31, 2016, and we do not expect to be a PFIC for our current taxable year ending December 31, 2017 or in the foreseeable future. However, we can give no assurances in this regard as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (“passive assets”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such holder holds the ADSs or ordinary shares even if we cease to meet the threshold requirements for PFIC status.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock.  Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NASDAQ Global Select Market) or other market as defined in applicable U.S. Treasury regulations.  We believe that our ADSs, but not ordinary shares, qualify as being regularly traded on the NASDAQ Global Select Market, but no assurances may be given in this regard.  If a U.S. Holder makes this election, the holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.  The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will be required to file IRS Form 8621 and such other forms as may be required by the U.S. Treasury Department. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the PFIC rules if we become classified as a PFIC, including the possibility of making either a deemed sale election or a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as dividend income for U.S. federal income tax purposes.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the U.S., or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  Although no assurance may be given, we believe that our ADSs are readily tradable on the NASDAQ Global Select Market, which is an established securities market in the U.S.  There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the U.S. in later years.  Since we do not expect that our ordinary shares will be listed on an established securities market in the U.S., it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  If, however, we are deemed to be a PRC “resident enterprise” under PRC tax law, see “Item 10. Additional Information —E. Taxation — People’s Republic of China Taxation,” we may be eligible for the benefits of the U.S.-PRC income tax treaty.  If we are eligible for such benefits, dividends we pay on our ordinary shares could be eligible for the reduced rate of taxation, regardless of whether such shares are represented by ADSs.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as foreign source income and will generally constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the U.S. and the PRC may elect to treat such gain as PRC source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares.  Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

Certain U.S. Holders who are individuals are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may me imposed for a failure to disclose such information. U.S. Holders are advised to consult with their tax advisors regarding the application of the U.S. information reporting and backup rules to their particular circumstances.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE ADSS OR ORDINARY SHARES.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of our borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2016, we had RMB3.4 billion (US$495.2 million) of short-term borrowings and long-term borrowings (current portions) and RMB2.7 billion (US$389.1 million) of long-term borrowings (excluding current portions), with an average interest rate of 5.15% per annum. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in an increase of approximately RMB61.4 million (US$8.8 million) in interest expense for the year ended December 31, 2016. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. A certain portion of our revenues and expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We recorded a foreign exchange gain of RMB80.8 million (US$11.6 million) in 2016 primarily due to the appreciation of U.S. dollar against RMB. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have recorded a provision balance of RMB20.7 million (US$3.0 million) for potential losses against these prepayments as of December 31, 2016. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Prepayment arrangements for procurement of silicon wafers and/or polysilicon from our major suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

We extend credit terms to certain customers after assessing a number of factors to determine whether collections from the customers are probable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer credit worthiness and current economic trends. We recorded RMB188.3 million (US$27.1 million) for doubtful accounts as of December 31, 2016. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2016, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The report of PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on page F-2 in this annual report.

Changes in Internal Control Over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. We consider there are no changes in internal control over financial reporting that occurred during the most recent annual period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Hope Ni, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act, as amended) and a member of our audit committee, is an audit committee financial expert.

ITEM 16B.           CODE OF ETHICS

We have adopted a code of ethics for chief executive officer and senior financial officers, which we filed with the SEC as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006 and we have also posted a copy of our code of ethics on our company website at http://investors.jasolar.com. This home country practice of ours was established by us by reference to similarly situated issuers and differs from the NASDAQ Stock Market Rules that require listed companies to adopt one or more codes of conduct applicable to all directors, officers and employees and make those codes of conduct publicly available. There are, however, no specific requirements under Cayman Islands law requiring the adoption of codes of conduct.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for services provided by our principal accountants for each of the fiscal years 2015 and 2016:

	For the Year Ended December 31,
	2015	2016
	(RMB in million)
Audit fees(1)	10.0	10.5
Audit-related fees(2)	—	1.0
Tax fees(3)	0.5	0.5

(1)         “Audit fees” means the aggregate fees incurred for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)   “Audit-related fees” represents aggregate fees incurred for professional services rendered by our principal auditors for the assurance and related services.

(3)         “Tax fees” represents aggregate fees incurred for professional services rendered by our principal auditors for the tax compliance, tax advice and tax planning.

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

None.

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

•                  We follow home country practice that does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares.

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

Date: April 26, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity, and of cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing in item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 26, 2017

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2015	2016
			RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	2	(d)	2,883,294	2,569,402
Restricted cash	2	(d)	663,518	836,761
Notes receivable	5		837,711	563,144
Accounts receivable from third party customers, net	6		2,704,300	2,623,897
Accounts receivable from related party customers, net	6,25	(b)	168,475	129,781
Inventories	7		1,660,542	2,460,488
Advances to third party suppliers, net	8		434,116	257,407
Advances to related party suppliers, net	8,25	(b)	39,194	24,962
Amount due from related parties	25	(b)	45,654	73,509
Other current assets	9		448,560	587,725
Deferred tax assets	12		139,143	138,080
Total current assets			10,024,507	10,265,156
Property, plant and equipment, net	10		4,365,348	5,219,501
Project assets, net	2	(r)	1,028,615	2,338,648
Intangible asset, net	11		12,234	11,713
Deferred tax assets	12		196,196	281,603
Advances to third party suppliers, net	8		168,584	97,429
Advances to related party suppliers, net	8,25	(b)	26,757	—
Prepaid land use rights	14		428,493	524,208
Investment in joint venture and affiliates	4		55,169	69,022
Other assets	13		—	223,976
Total assets			16,305,903	19,031,256

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2015	2016
			RMB	RMB
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long term borrowings	15		2,433,357	3,438,122
Accounts payable to third parties			2,027,059	2,018,345
Accounts payable to related parties	25	(a)	362,408	617,180
Tax payables			125,342	43,045
Advances from third party customers			672,845	610,718
Advances from related party customers	25	(a)	19,022	—
Other payables to third parties	17		894,273	1,323,617
Payroll and welfare payables			294,620	300,962
Accrued expenses	18		267,172	282,655
Amounts due to related parties	25	(a)	7,478	16,196
Derivatives liabilities - warrants	22,27		71,237	—
Total current liabilities			7,174,813	8,650,840
Accrued warranty costs	19		380,132	533,214
Other long-term liabilities	16		372,793	684,434
Long-term borrowings	15		2,461,017	2,701,438
Total liabilities			10,388,755	12,569,926

Commitments and Contingencies	26
Shareholders’ equity :
Ordinary shares(US$0.0001 par value; 500,000,000 shares authorized, 237,853,602 and 237,853,602 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	30		176	176
Additional paid-in capital			5,649,304	5,651,557
Statutory reserves	23	(b)	553,144	665,753
(Accumulated deficit)/retained earnings			(358,977)	212,113
Accumulated other comprehensive loss			(23,952)	(68,469)
Total shareholders’ equity attributable to JA Solar Holdings			5,819,695	6,461,130
Non-controlling interest			97,453	200
Total shareholders’ equity			5,917,148	6,461,330
Total liabilities and shareholders’ equity			16,305,903	19,031,256

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2014	December 31, 2015	December 31, 2016
		RMB	RMB	RMB
Revenues
Solar modules		9,291,940	12,688,843	14,781,004
Solar cells and other products		1,847,456	761,931	799,572
Electricity generation		—	64,226	156,300
Solar products processing		156,127	10,407	—
Total revenues		11,295,523	13,525,407	15,736,876
Cost of revenues
Solar modules		(7,843,582)	(10,520,727)	(12,612,637)
Solar cells and other products		(1,602,597)	(675,384)	(742,723)
Electricity generation		—	(29,736)	(87,975)
Solar products processing		(92,849)	(6,971)	—
Total cost of revenues		(9,539,028)	(11,232,818)	(13,443,335)
Gross profit		1,756,495	2,292,589	2,293,541
Selling, general and administrative expenses		(954,307)	(1,246,449)	(1,058,319)
Research and development expense		(139,683)	(148,548)	(175,450)
Loss from purchase commitments and contract termination costs	17	—	—	(148,541)
Impairment loss on project assets		—	(32,574)	(8,073)
Total operating expenses		(1,093,990)	(1,427,571)	(1,390,383)
Income from operations		662,505	865,018	903,158
Change in fair value of derivatives	21,22,27	84,484	44,033	48,845
Interest expense		(229,665)	(249,382)	(284,334)
Interest income		28,213	25,571	18,850
Foreign exchange (loss)/gain		(61,822)	31,890	80,786
Income from equity method investments	4	3,211	6,180	9,856
Other income, net	16	33,114	48,492	65,750
Income before income taxes		520,040	771,802	842,911
Income tax expense	12	(73,390)	(157,332)	(123,301)
Net income		446,650	614,470	719,610
Less: (earnings)/loss attributable to the non-controlling interest		(22,879)	9,243	(35,911)
Net income attributable to JA Solar Holdings		423,771	623,713	683,699
Less: allocation of net income to a participating warrant holder		(77,174)	(107,828)	—
Net income attributable to JA Solar’s ordinary shareholders		346,597	515,885	683,699

Net income		446,650	614,470	719,610
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of tax		4,597	(35,038)	(44,517)
Other comprehensive income/(loss)		4,597	(35,038)	(44,517)
Comprehensive income		451,247	579,432	675,093
Less: comprehensive (income)/loss attributable to the non-controlling interest		(22,879)	9,243	(35,911)
Comprehensive income attributable to JA Solar Holdings		428,368	588,675	639,182
Less: allocation of net income to a participating warrant holder		(77,174)	(107,828)	—
Comprehensive income attributable to JA Solar’s ordinary shareholders		351,194	480,847	639,182

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Continued)

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2014	December 31, 2015	December 31, 2016
		RMB	RMB	RMB

Net income per share:
Basic		1.43	2.12	2.92
Diluted		1.38	2.12	2.92
Weighted average number of shares outstanding :	24
Basic		242,192,859	243,506,821	234,290,842
Diluted		242,863,084	243,744,921	234,402,452
Net income per ADS:
Basic		7.17	10.59	14.59
Diluted		6.88	10.58	14.58
Weighted average number of ADS:
Basic		48,438,572	48,701,364	46,858,168
Diluted		48,572,617	48,748,984	46,880,490

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
						other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	deficit	Income	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2013	227,499,837	170	5,327,177	410,150	(1,123,724)	6,489	4,620,262	83,817	4,704,079
Share based compensation	—	—	16,281	—	—	—	16,281	—	16,281
Exercise of stock options	268,750	0	2,171	—	—	—	2,171	—	2,171
Vesting of restricted share units	85,000	0	—	—	—	—	—	—	—
Statutory reserves	—	—	—	26,657	(26,657)	—	—	—	—
Exercise of warrants (Note 22)	24,448,330	16	293,074	—	—	—	293,090	—	293,090
Net income	—	—	—	—	423,771	—	423,771	22,879	446,650
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	4,597	4,597	—	4,597
Balance at December 31, 2014	252,301,917	186	5,638,703	436,807	(726,610)	11,086	5,360,172	106,696	5,466,868

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
						other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	deficit	Income/(loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2014	252,301,917	186	5,638,703	436,807	(726,610)	11,086	5,360,172	106,696	5,466,868
Share based compensation	—	—	9,405	—	—	—	9,405	—	9,405
Exercise of stock options	140,000	0	1,196	—	—	—	1,196	—	1,196
Vesting of restricted share units	267,500	—	—	—	—	—	—	—	—
Statutory reserves	—	—	—	116,337	(116,337)	—	—	—	—
Shares repurchase (Note 31)	(14,855,815)	(10)	—	—	(139,743)	—	(139,753)	—	(139,753)
Net income/(loss)	—	—	—	—	623,713	—	623,713	(9,243)	614,470
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	(35,038)	(35,038)	—	(35,038)
Balance at December 31, 2015	237,853,602	176	5,649,304	553,144	(358,977)	(23,952)	5,819,695	97,453	5,917,148

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
					(Accumulated	other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	Deficit)/retained	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	earnings	Loss	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2015	237,853,602	176	5,649,304	553,144	(358,977)	(23,952)	5,819,695	97,453	5,917,148
Share based compensation	—	—	2,253	—	—	—	2,253	—	2,253
Statutory reserves	—	—	—	112,609	(112,609)	—	—	—	—
Capital injection by non-controlling interests	—	—	—	—	—	—	—	200	200
Liquidation of a subsidiary	—	—	—	—	—	—	—	(133,364)	(133,364)
Net income	—	—	—	—	683,699	—	683,699	35,911	719,610
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	(44,517)	(44,517)	—	(44,517)
Balance at December 31, 2016	237,853,602	176	5,651,557	665,753	212,113	(68,469)	6,461,130	200	6,461,330

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Note	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
		RMB	RMB	RMB

Cash flows from operating activities:
Net income		446,650	614,470	719,610
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation		16,281	9,405	2,253
Depreciation and amortization		685,345	797,671	912,699
Allowance for doubtful accounts		15,383	(4,746)	(18,076)
Write off of other current assets		—	19,078	—
Inventory provision		15,073	6,905	126,570
Loss from purchase commitments and contract termination costs		—	—	148,541
Hemlock interest accrual/(reversal)	17	93,797	123,524	(303,380)
Allowance for advance to third party suppliers		56,980	1,045	—
Change in fair value of derivatives		(84,484)	(44,033)	(48,845)
Gain on acquisition of a subsidiary		(4,628)	—	—
Loss/(income) from equity method investments		441	(2,147)	147
Revaluation gain from acquisition of a subsidiary		(3,652)	—	—
Exchange gain		(850)	(11,274)	(54,907)
Loss from disposal of fixed assets		16,831	21,182	117,582
Impairment on project assets		—	32,574	8,073
Deferred income taxes		(116,232)	(96,648)	(84,344)
Changes in operating assets and liabilities:
Decrease/(increase) in notes receivables		132,240	(762,727)	274,567
(Increase)/decrease in accounts receivables from third party customers		(1,346,434)	(659,587)	98,479
(Increase)/decrease in accounts receivables from related party customers		(86,579)	213,801	38,694
(Increase)/decrease in inventories		(551,171)	218,821	(926,516)
Decrease in advance to third party suppliers		265,094	115,409	247,864
Decrease in advance to related party suppliers		43,458	4,194	40,989
(Increase)/decrease in other current assets and amount due from related parties		(167,030)	257,846	(134,856)
Increase in prepaid land use rights		—	—	(109,266)
Increase in other assets		—	—	(196,543)
Increase/(decrease) in accounts payable		887,668	(380,832)	232,505
Increase/(decrease) in tax payables		81,723	45,780	(82,297)
Increase in advance from customers		41,236	447,908	(81,149)
Increase/(decrease) in other payables		11,247	8,629	(62,995)
Increase in payroll and welfare payables		31,499	60,452	6,336
(Decrease)/increase in accrued expenses		(18,669)	119,878	15,483
Increase/(decrease) in amounts due to related parties		4,301	(637)	8,718
Increase in accrued warranty costs		92,843	128,392	153,082
Decrease in other long-term liabilities		(32,192)	(26,788)	(29,319)
Net cash provided by operating activities		526,169	1,257,545	1,019,699

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
	RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property, plant and equipment	(649,624)	(891,925)	(1,752,450)
Proceeds from disposal of property, plant and equipment	6,420	3,576	1,538
Purchase of intangible assets	(945)	(1,818)	(2,522)
Investments in project assets	(473,663)	(382,817)	(1,095,297)
Government grants received	45,300	230	27,976
Proceeds from disposal of a subsidiary	(3,038)	—	—
Cash paid for acquisition of a subsidiary, net of cash acquired	(38,945)	—	(77,892)
Cash paid for purchase of an equity investee	(13,600)	—	(14,000)
(Increase)/decrease in restricted cash	(244,671)	169,566	(173,243)
Net cash used in investing activities	(1,372,766)	(1,103,188)	(3,085,890)
Cash flows from financing activities:
Proceeds from short-term borrowings	2,913,292	2,969,303	4,373,862
Proceeds from long-term borrowings	1,810,400	797,017	919,358
Proceeds from capital lease	—	41,808	481,252
Proceeds from trade finance	—	—	100,269
Proceeds from exercise of stock options	2,171	1,196	—
Proceeds from investment of non-controlling interests	—	—	200
Proceeds from issuance of ordinary shares upon exercise of warrants	286,747	—	—
Repayment of short-term borrowings	(1,758,307)	(3,084,106)	(3,714,384)
Repurchase of shares	—	(139,753)	—
Repayment of capital lease obligation	—	—	(62,953)
Repayment of long-term borrowings	(2,377,034)	(22,000)	(391,240)
Net cash provided by financing activities	877,269	563,465	1,706,364
Effect of exchange rate changes on cash and cash equivalents	4,597	10,463	45,935
Net increase/(decrease) in cash and cash equivalents	35,269	728,285	(313,892)
Cash and cash equivalents at the beginning of the year	2,119,740	2,155,009	2,883,294
Cash and cash equivalents at the end of the year	2,155,009	2,883,294	2,569,402
Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	290,026	224,237	293,657
Cash paid for income tax	121,088	160,526	289,942
Supplemental schedule of non-cash investing and financing activities:
Purchases of property, plant and equipment included in other payables and long-term liabilities	195,069	286,114	330,277
Purchases of project assets included in other payables	134,667	187,230	354,709
Swap accounts receivable from third party customers for equity method investment	—	39,498	—
Payables to non-controlling interests for liquidation of a subsidiary	—	—	133,364
Payables for acquisition of a subsidiary	—	—	70,000

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

In January 2013, the Company completed the acquisition of 65% equity interest of Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”). As of December 31, 2016, Ningjin Songgong was liquidated and the assets and liabilities of Ningjin Songgong have been adjusted to liquidation value, with no gain or loss impact on the consolidated statements of operations and comprehensive income. The net assets attributable to the non-controlling interest party were reclassified as payables accordingly (Refer to Note 17 Other payables to third parties).

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

In June 2016, the Company completed the acquisition of 100% equity interest of Jiuzhou Fangyuan New Energy (Yichang) Co., Ltd. (“Jiuzhou Yichang”) (Refer to Note 3(b) Acquistition of Jiuzhou Yichang).

Majority of the Group’s business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd. (“JA Hebei”), JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”), Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”), Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”), Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”), Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”), JA Solar Malaysia Sdn. Bhd., Dunhuang JA Solar Power Development Co., Ltd. (“JA Dunhuang”), Jingneng New Energy Development (Lincheng) Co., Ltd. (“Lincheng Jingneng”), JA Solar PV Electric (Datong) Co., Ltd. and Jiuzhou Fangyuan New Energy (Xinjiang) Co., Ltd. (“Jiuzhou Xinjiang”) in which the Company indirectly holds a 100% interest.

As of December 31, 2016, the Company’s principal subsidiaries include the following entities:

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

1.        ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2016, the Company’s principal subsidiaries include the following entities (continued):

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Donghai JA Solar Technology Co., Ltd. (“JA Wafer R&D”)	November 4, 2010	PRC	100%
JA (Hefei) Renewable Energy Co., Ltd. (“JA Hefei Renewable Energy”)	March 30, 2011	PRC	100%
Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”)	July 8, 2011	PRC	100%
JA Solar Investment China Co., Ltd (“JA Investment”)	October 31, 2011	PRC	100%
Silver Age Holdings Limited (“Silver Age”)	November 30, 2011	BVI	100%
Full Shine Holdings Limited (“Full Shine”)	November 30, 2011	Hong Kong	100%
Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”)	November 30, 2011	PRC	100%
JA Solar Japan Limited (“JA Japan”)	July 12, 2012	Japan	100%
Dunhuang JA Solar Power Development Co., Ltd. (“JA Dunhuang”)	July 23, 2012	PRC	100%
JA Solar Investment (Hong Kong) Limited	May 16, 2013	Hong Kong	100%
JA Solar Australia PTY Limited	June 12, 2013	Australia	100%
JA Solar PV Technology Co., Ltd.	January 13, 2014	PRC	100%
JA Solar PV Electric (Shexian) Co,. Ltd.	March 10, 2014	PRC	100%
Aiyouen Power Electric (Yinchuan) Co,. Ltd.	March 25, 2014	PRC	65%
Beijing JA Solar PV Technology Co., Ltd.	April 14, 2014	PRC	100%
JA Solar PV Electric (Huanghua) Co,. Ltd.	July 1, 2014	PRC	100%
JA Solar South Africa (PTY) Limited	July 5, 2014	South Africa	100%
JA Solar PV Electric (Yanchi) Co,. Ltd. (“JA Yanchi”)	July 17, 2014	PRC	100%
JA New Energy Development (Hebei) Co., Ltd.	August 25, 2014	PRC	100%
JA Solar New Energy Electric (Chifeng) Co., Ltd. (“JA Chifeng”)	October 20, 2014	PRC	100%
JA Solar PV Electric (Wulanchabu) Co,. Ltd.	November 12, 2014	PRC	100%
JA Solar Malaysia Sdn. Bhd.	December 10, 2014	Malaysia	100%
Jingneng New Energy Development (Renxian) Co., Ltd.	March 23, 2015	PRC	100%
Jingneng New Energy Development (Lincheng) Co., Ltd. (“Lincheng Jingneng”)	April 20, 2015	PRC	100%
JA Solar PV Electric (Hefei) Co., Ltd. (“JA Hefei Electric”)	April 22, 2015	PRC	100%
JA Solar PV Electric (Jarud) Co., Ltd. (“JA Jarud”)	May 5, 2015	PRC	100%
JA Solar PV Electric (Linzhou) Co., Ltd. (“JA Linzhou”)	May 8, 2015	PRC	100%
JA Solar Technology (Karamay) Co., Ltd.	May 11, 2015	PRC	100%
JA Solar (Xingtai) Co., Ltd.	July 13, 2015	PRC	100%
JA Solar PV Electric (Hoboksar) Co., Ltd.	July 27, 2015	PRC	100%
JA Solar PV Electric (Datong) Co., Ltd. (“JA Datong”)	July 30, 2015	PRC	100%
Jiuzhou Fangyuan New Energy (Xinjiang) Co., Ltd. (“Jiuzhou Xinjiang”)	June 30, 2016	PRC	100%
JA Solar International Ltd.	May 12, 2016	Hong Kong	100%

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

b)       Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and advances to suppliers, valuation of inventories, derivative and other financial instruments, useful lives of long-lived assets, assumptions used to measure impairment of long-lived assets and equity method investment, determination of fair value of identifiable assets and liabilities acquired through business combination, accrual for warranty and other liabilities, provision for uncertain tax positions and deferred tax valuation allowances, loss contingency, provision for inventory purchase commitment, assumptions used in the computation of share-based compensation, including the associated forfeiture rates, and classification for short-term and long-term assets based on management’s best estimate of the expected utilization in the next twelve-months as of the balance sheet date.

c)        Fair value of financial instruments

The Group estimated the fair value of its financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosure. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

d)       Cash, cash equivalents and restricted cash

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Restricted cash as of December 31, 2015 and 2016 represents amounts held by banks, which are not available for the Group’s use, as collateral for issuance of letters of credit, letters of guarantee, bank acceptance notes as well as certain borrowings.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                     Summary of significant accounting policies (continued)

e)        Investments

Investments in entities where the Group does not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Investment in a joint venture or an affiliate is accounted for by the equity method of accounting as the Group has the ability to exercise significant influence but does not own a majority equity interest. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in equity gain for the investee in the Company’s Consolidated Statements of Operations and Comprehensive Income. Unrealized gains on transactions between the Company and the joint venture or affiliate are eliminated to the extent of the Group’s interest in the joint venture or affiliate, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in the joint venture or affiliate equals or exceeds its interest in the joint venture or affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture or affiliate.

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

g)       Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to cost of revenues to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously written down are eventually sold.

The Group also assesses whether losses should be accrued on long-term inventory purchase commitments in accordance with ASC 330-10-35-17 to 18, which requires that losses that are expected to arise from those firm, non-cancellable, and unhedged commitments for the future purchase of inventory items, measured in the same way as inventory losses, should be recognized unless recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.

Under the long-term supply contracts (“LTAs”) between the Group and certain suppliers, polysilicon and silicon wafer purchase would be made pursuant to the purchase prices and quantities set forth in the relevant LTAs. As a result of the significant declines in the market prices of polysilicon and silicon wafer due to the significant downturn in the solar industry in recent years, the purchase prices set forth in certain LTAs exceeded market prices.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.       Summary of significant accounting policies (continued)

g)       Inventories (continued)

At the end of each reporting period, the Group separately assesses the potential losses on those firm inventory purchases for each supplier. When making the assessment, the Group considers whether it is able to renegotiate with its suppliers and get positive outcome by taking into account various considerations, such as stated contract price, purchase price reduction, overall amendment to LTA to eliminate fixed price arrangement, its ability to obtain concessions (i.e., reduced purchase prices and/or additional quantities at no cost) so that the actual purchase prices are less than the stated contract prices or close to the market price at the time of purchase, historical outcome of the renegotiation with the same supplier, contract period, the minimum purchase quantity, tax costs involved in the import or export of raw materials and products, status of a particular LTA at the time of assessment, and other circumstances and uncertainties that may impact such assessment.

If it is determined that a loss provision calculation is necessary considering the status of a LTA and all facts and circumstances impacting the evaluation, the Group follows the guidance of ASC 330-10-35-17 and assesses whether there should be loss on the firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, the Group uses the stated contract price and volume under the relevant LTA as the major assumptions. Loss provision will be provided if the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period.

There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2014 and 2015. For the year ended December 31, 2016, the loss provision was amounted to RMB 48,906 (Refer to Note 7 Inventories).

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

Construction in progress primarily represents the construction of new production lines and buildings. Costs incurred in the construction are capitalized and transferred to property, plant and equipment when an asset is ready for its intended use, at which time depreciation commences. Interest expense incurred for qualifying assets are capitalized in accordance with ASC 835-20, Capitalization of Interest .

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                     Summary of significant accounting policies (continued)

j)          Property, plant and equipment, net (continued)

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the Consolidated Statements of Operations and Comprehensive Income upon disposal.

k)       Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the Consolidated Statements of Operations and Comprehensive Income on a straight-line basis over the lease periods. Leases that qualify as capital leases are recorded at the lower of the fair value of the asset or the present value of the future minimum lease payments over the lease term generally using the Group’s incremental borrowing rate. Assets leased under capital leases are included in property, plant and equipment and generally are depreciated over the lease term. Lease payments under capital leases are recognized as a reduction of the capital lease obligation and interest expense.

For a sale-leaseback transaction, an analysis is performed to determine if the Group can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or capital lease. If the Group has continued involvement beyond a normal lease, the lease is accounted for as a capital lease transaction and the assets and related financing obligation are recognized on the balance sheet. The Group’s assets under the capital lease transaction were derecognized upon sale at the net book value and rebooked at the financed amount; and the differences between the net book value derecognized and the rebooked financed amount of the assets were deferred and amortized over the lease term.

Accordingly, the asset is depreciated over its estimated useful life in accordance with the Group’s policy.

When the assets transaction does not qualify as a sale-leaseback transaction, it will be treated as financing transactions.

If the sale-leaseback transaction involves assets other than real estate, those are evaluated to determine whether they are considered integral with real estate, in which case the sale-leaseback rules related to real estate are applied.

l)          Business combination

Business combinations are accounted for under the acquisition method in accordance with ASC 805, Business Combinations. The consideration transferred is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the fair value of consideration transferred , fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquire is less than the fair value of the net assets of the entity acquired, the difference, a bargain purchase, is recognized as a gain directly in the Statements of Operations and Comprehensive Income upon obtaining control. In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

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

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the Consolidated Statements of Operations and Comprehensive Income. In the years ended December 31, 2014, 2015 and 2016, the Group did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

r)        Project assets

Project assets consist primarily of direct costs relating to solar power projects in various stages of development. A project asset is initially recorded at the actual cost. For a self-developed project asset that is initially obtained by application of feed-in-tariff (“FIT”) contract and other required permits, consents, the actual cost capitalized is the amount of the expenditure incurred for the application of those contracts, permits, consents, material and labor costs, cost of lands, capitalized interest and other similar direct costs. For a project asset acquired from external parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition cost. Modules cost, equipment cost and development and others incurred in the project development process will build up the cost of project assets.

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Project assets completed and connected to the grid
Power station cost	626,911	2,371,978
Less: Accumulated depreciation	(25,685)	(100,542)
Subtotal	601,226	2,271,436

Project assets in-process
Modules cost	177,602	30,982
Equipment, development and other cost	249,787	36,230
Subtotal	427,389	67,212

Project assets, net	1,028,615	2,338,648

The Group reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Group considers a number of factors, including changes in environmental, ecological, permitting, marketing price or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. The Group impaired project assets with the amount of RMB 32,574 and RMB 8,073 for the years ended December 31, 2015 and 2016, respectively, as a result of the Group’s decision to suspend the construction of these projects.

Costs capitalized in the construction of solar power plants under development will be transferred to solar power plants upon completion and when they are ready for its intended use, which is at the point when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for its intended use. Depreciation will be computed using the straight-line method over the expected life of about 20 years (shorter of land use right or the estimated useful life of module used in project assets). RMB 626,911 and RMB 2,371,978 of project assets had been completed and connected to the grid as of the years ended December 31, 2015 and 2016, respectively. Depreciation expenses of project assets were RMB 25,685 and RMB 74,857 for the years ended December 31, 2015 and 2016.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                     Summary of significant accounting policies (continued)

r)        Project assets (continued)

As of December 31, 2015, project assets with net book value of RMB 601,226 were pledged as collateral for the Group’s borrowings of RMB 588,000 from Industrial and Commercial Bank of China. As of December 31, 2016, project assets with net book value of RMB 574,014 were pledged as collateral for the Group’s borrowings of RMB 546,000 from Industrial and Commercial Bank of China; project assets with net book value of RMB 894 were pledged as collateral for the Group’s borrowings of RMB 14,277 from 77 Bank; project assets with net book value of RMB 194,919 were pledged as collateral for the Group’s borrowings of RMB 250,500 from Industrial and Commercial Bank of China.

For the year ended December 31, 2016, the Group sold certain modules and equipment (“leased group”) with carrying amount of RMB 374,907 to a third party (the “purchaser-lessor”) for cash consideration of RMB 481,252 and simultaneously entered into a three-year or ten-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessor lease payment over 3 or 10 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease (Refer to Note 16 Other long term liabilities).

For the years ended December 31, 2014, 2015 and 2016, total interest capitalized was RMB nil, RMB 4,837 and RMB 7,549, respectively.

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

v)       Warranty cost

Solar modules produced by the Group are typically sold with a 10-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum electricity generation capacity at the time of delivery. The Group therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Group accrues 1.0% of its net revenues attributable to module sales as warranty costs at the time revenues are recognized and include that amount in its cost of revenues. Liabilities arising from special customer claims other than product replacement or repair are accrued separately and charged into cost of revenues instead of utilizing warranty reserves. Due to limited warranty claim history, the Group accrues the estimated costs of warranties based on its own history, industry data and an assessment of its competitors’ accrual history. Through the Group’s relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Group believes that accruing 1.0% of its net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Group in estimating the long-term reliability of solar modules, estimates of failure rates from its quality review and other assumptions that it believes to be reasonable under the circumstances. However, although the Group conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

w)     Foreign currencies translation

The functional and reporting currency of the Company and the majority of its subsidiaries is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchange gains and losses are included in the Consolidated Statements of Operations and Comprehensive Income as a separate line item after income from operations.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                     Summary of significant accounting policies (continued)

w)     Foreign currencies translation (continued)

For the Company’s subsidiaries whose functional currency is not RMB, the asset and liability accounts are translated into RMB, its reporting currency, using exchange rates in effect at the balance sheet dates, equity accounts are translated at historical exchange rates, and income and expense items are translated using average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulative other comprehensive income, net of tax, in the Consolidated Statements of Operations and Comprehensive Income.

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

z)        Earnings per share

In accordance with ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Under the two-class method, net income is allocated between ordinary shares and other participating securities (i.e. warrants) based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the change in income or loss resulting from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the senior convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options and RSUs (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

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

ab)    Share repurchase

When the shares are repurchased for retirement, the excess of cost over par value is charged entirely to retained earnings/(accumulated deficit).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                     Summary of significant accounting policies (continued)

ac)            Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Group’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date. The Group is currently undertaking an assessment of its revenue contracts to determine impact, if any, the adoption of ASU 2014-09 will have on its financial statements and related disclosures. The Group anticipates the impact of ASU 2014-09 will likely be limited to the timing of recognition of its variable consideration. This variable consideration arises from situations when certain domestic customers in mainland China settle the final portion of receivables, usually above one year, according to the revenue contract. Such amount is currently recognized as revenue when the amount is received from the certain customers. The timing of the recognition of such amounts may be earlier under the new guidance; the Group plans to finalize its assessment in early 2017 and plans to adopt the standard starting 2018. The standard permits the use of either the full retrospective or modified retrospective transition method. The Group has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going Concern”, which requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Group has adopted ASU 2014-15 in 2016.

The Group had positive working capital as of December 31, 2016. The Group’s management believes that the current cash position as of December 31, 2016, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet the Group’s working capital for at least the next 12 months from April 26, 2017, the date of issuance of the fiscal 2016 financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group has evaluated the impact of adopting this guidance and has concluded it will likely have no effect on the financial statements as the Group’s adjustments already reflect the concept of net realizable value. Inventory provisions are generally full write-downs for the affected inventory.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group has not yet selected an adoption method. The impact of adopting this guidance is not expected to be material to the consolidated financial statements given the Group’s deferred tax amounts. As of December 31, 2016, the current portion of deferred tax assets and deferred tax liability is RMB 138,080 and RMB nil, respectively.

In February 2016, the FASB issued an ASU 2016-02, “Leases (Topic 842).” The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. This ASU is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Group is currently evaluating the impact the pronouncement will have on the Group’s financial statements and related disclosures.

In March 2016, the FASB issued an ASU 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting,” which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The impact of adopting this pronouncement is not expected to be material to the consolidated financial statements given the Company’s investments.

In March 2016, the FASB issued an ASU 2016-09 “Improvements to Employee Share-based Payment Accounting”, which amends ASC Topic 718, Compensation — Stock Compensation. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Group is currently evaluating the impact the pronouncement will have on the Group’s financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230).” This ASU is intended to reduce diversity in practice in how eight particular transactions are classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The Company will be required to apply the guidance retrospectively. If it is impracticable to apply the guidance retrospectively for an issue, the amendments related to that issue would be applied prospectively. As the likelihood of the Group experiencing one or more of the eight particular specified transactions is low, ASU 2016-15 is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash (Topic 230).” The amendments in this Update are an improvement to GAAP by providing guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows, thereby reducing the diversity in practice described above. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group does not expect that the adoption will have a material impact on its consolidated financial statements. For the year ended December 31, 2016, the increase of restricted cash with the amount of RMB 173,243 is included in investing activities of the statements of cash flows.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.              Acquisition

a)             Acquisition of JA MEMC

In June 2014, the Group acquired additional 50% equity interests in JA MEMC (Yangzhou) Technology Co., Ltd. (“JA MEMC”) held by a joint venture partner for a consideration of RMB 47.4 million (USD 7.7 million) in cash.  The Group previously owned 50% equity interest in JA MEMC and accounted for its investment in JA MEMC using equity method of accounting since 2011 (Refer to Note 4 Investments in joint venture and affiliates). The transaction is assessed as business combination and was completed on June 18, 2014, the date on which JA obtained control of JA MEMC.

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

JA MEMC contributed revenues of RMB 40,996 or 0.4% of total revenue from June 24, 2014 through December 31, 2014.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

3.              Acquisition (continued)

b)             Acquisition of Jiuzhou Yichang

On March 11, 2016, the Group signed a share transfer contract with Jiuzhou Fangyuan New Energy Co. Ltd. (“Jiuzhou Fangyuan”), in which the Group would acquire 100% of shares of Jiuzhou Yichang, which is engaged in solar projects business. The consideration of the acquisition is RMB 150,000. The acquisition transaction was completed in June 2016. This transaction was accounted as a business combination under ASC 805. The result of the acquired entity’s operations has been included in the consolidated financial statements of the Group since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

As of June 30, 2016
RMB
Assets acquired:
Cash and cash equivalents	2,108
Other current assets	31,032
Project assets (1)	200,187
Total assets acquired	233,327
Liabilities
Accounts payable	13,553
Other liabilities	69,774
Total liabilities assumed	83,327
Total fair value of net assets	150,000

(1)  The fair value of project assets was recognized and measured at fair value using discounted future cash flow method.

As of December 31, 2016, the Group has paid RMB 80,000 for the consideration. The unpaid consideration of RMB 70,000 is payable on demand and is recorded as a current liability accordingly. Based on the Group’s assessment, the revenue and net earnings of Jiuzhou Yichang were not considered material to the Group both individually and in aggregate for the year ended December 31, 2016. Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated statements of operations and comprehensive income, either individually or in aggregate.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

4.              Investments in joint venture and affiliates

a)             Investment in JA MEMC

In March 2011, the Group entered into a joint venture agreement with SunEdison Products Singapore Pte.Ltd. (“SunEdison”), (formerly known as MEMC Singapore Pte.Ltd.,) to form a jointly-owned company JA MEMC, to build and operate a solar cell production facility in China. Pursuant to the joint venture agreement, JA Yangzhou and SunEdison each contributed a capital investment of RMB 96,211 in cash, which represents 50% of the share capital of JA MEMC. The Group accounts for its investment in the joint venture using the equity method and the Group’s share of JA MEMC’s results of operations is included in equity gain/(loss) for a joint venture in the Company’s Consolidated Statements of Operations and Comprehensive Income. The Group’s equity in net loss of JA MEMC amounted to RMB 441 for the years ended December 31, 2014.

The Group reviews its investment in JA MEMC to determine whether a decline in fair value below the carrying value, if any, is other- than-temporary. No impairment loss occurred in 2014. Although assumptions used in estimates of fair value of the investment in JA MEMC are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

As disclosed in Note 3, the Group acquired additional 50% equity interests in JA MEMC in June 2014, and started to consolidate JA MEMC since then.

b)             Investment in Datang Angli

In 2012 and 2013, the Group sold PV module to Shandong Angli PV technology Ltd. (“Shandong Angli”) for RMB 47.0 million (“the Receivable”). In 2015, Shandong Angli settled its liability with the Company through a debt restructuring agreement (“the Agreement”). The agreement was signed by the Company, Shandong Angli and Ningxia Angli PV technology Ltd. (“Ningxia Angli”), the related party of Shandong Angli. According to the agreement, Ningxia Angli transferred 29.16% of equity shares of Datang Angli (Lingwu) New Energy Co., Ltd. (“Datang Angli”) to the Company in exchange for the settlement of RMB 47.0 million receivable from Shandong Angli. The Group accounted for its original investment of 29.16% in Datang Angli at its fair value, amounted to RMB 39,498 under equity method because the Group has significant influence, but no voting control over Datang Angli. As the original accounts receivable balance of RMB 47.0 million from Shandong Angli was fully reserved in 2013, the Company recorded a gain of RMB 39.5 million in selling, general and administrative expenses upon the receipt of the investment in Datang Angli. The remaining RMB 7.5 million allowance for difference between the Receivable gross amount RMB 47.0 million and the RMB 39.5 million fair value of Datang Angli, was written off in 2015 against the remaining original balance (Refer to Note 6 Accounts Receivable). The Group picked up the 29.16% of the net profit generated from Datang Angli with RMB 44 and RMB 15 in 2015 and 2016 respectively.

c)              Investment in Lincheng

JA Solar PV Electric (Lincheng) Co., Ltd. (“Lincheng”), a company 100% owned by JA, was set up in 2013, for the purpose of construction of power plants. Lincheng was undertaking early stage of development of a power plant with 100 MW capacity.

In July 2014, JA entered into sales agreement with China Rich Energy Cooperation Ltd (“Rich Energy”). Under the agreement, Rich Energy contributed cash as the capital injection to Lincheng to acquire 80% equity interest of Lincheng.  JA deconsolidated Lincheng and starts to account for its investment of 20% in Lincheng as equity method of accounting because JA has significant influence, but does not have voting control over Lincheng since July 2014. By the end of 2014, Rich Energy has paid total cash of RMB 66,400 in full as capital injection and all necessary legal procedures related to the share ownership were finished. JA has paid total cash of RMB 16,600 in full as capital injection. In 2016, the Group and Rich Energy increased the capital injection proportionally and paid total cash of RMB 14,000 and RMB 56,000 in full respectively. The percentage of ownership remained unchanged after the capital injection.

In 2014, 2015 and 2016, the Group sold modules to Lincheng with the revenue of RMB 115,382, RMB 92,158 and RMB 162,516, with cost of RMB 100,002, RMB 71,993 and RMB 112,502 in the respective years. Since JA hold 20% share of Lincheng, the 20% of the unrealized profit with an amount of RMB 3,076, RMB 4,033 and RMB 10,003 in 2014, 2015 and 2016 respectively, was eliminated against the long term investment balance. The balance of long-term investment in Lincheng was RMB 15,627 and RMB 29,465 after the deduction of unrealized profit and pick-up of the 20% of the net profit generated from Lincheng with RMB 6,136 and RMB 9,841 in 2015 and 2016 respectively (2014: Nil. Lincheng was in pre-operating stage in 2014).

5.     Notes Receivable

Notes receivable represents bank drafts that are non-interest bearing and due within from two to twelve months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate its fair values. There is no allowance against notes receivable as of December 31, 2015 and 2016.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

6.              Accounts Receivable, net

Accounts receivable, net, consists of accounts receivables less allowance for doubtful accounts. The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,	As of December 31,	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the year	280,987	275,526	259,820
Allowance made during the year	71,104	87,219	96,298
Recoveries	(55,721)	(91,965)	(114,374)
Amount written off against the allowance	(20,844)	(10,960)	(53,425)
Balance at end of the year	275,526	259,820	188,319

As of December 31, 2015 and 2016, the accounts receivables balance includes RMB 47,668 and RMB 155,770 respectively, which represents subsidy portion of revenue that will be received after the Group’s power plants are listed in the Subsidy Catalogue (Note 2(p)). The Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, and the insurance company that ultimately insures the Group against customer credit default. During the year ended December 31, 2016, for sales of solar cells, the Group provided credit terms of up to 90 days to customers with good credit-worthiness as determined by the Group’s credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness. For the year ended December 31, 2014, 2015 and 2016, provisions, net of recoveries, of RMB 15,383, RMB (4,746) and RMB (18,076), respectively, were made/(reversed) against accounts receivable for estimated losses resulting from the inability of the customers to make payments as well as a few customers that had financial and operational difficulties. Recoveries of the accounts receivable balance in 2015 were mainly due to the swap of fully reserved (in 2013) accounts receivable balance from Datang Angli for equity method investment with the amount of RMB 39,498 (Refer to Note 4(b) Investment in Datang Angli) and cash collection from other customers.

7.              Inventories

Inventories consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Raw materials	758,032	941,131
Work-in-progress	121,821	94,164
Finished goods	780,689	1,425,193
Total	1,660,542	2,460,488

For the year ended December 31, 2014, 2015 and 2016, inventories were written down through cost of revenues by RMB 15,073, RMB 6,905 and RMB 126,570, respectively, to reflect the lower of cost or market or obsolescence.

In the periods presented, the Group renegotiated with certain suppliers on shipment quantities and pricing terms of long-term purchase arrangements and got positive outcome on a periodic basis, as described follows: Although the quantities under the purchase commitments of the LTAs are fixed, the Group negotiated and executed amendments for current purchases on a quarterly or monthly basis with those suppliers. As a result of such monthly or quarterly negotiations, suppliers either (i) agreed to lower the purchase price for the relevant month or quarter to a level that is close to the market price and significantly lower than the stated contract price, or (ii) agreed to deliver additional quantities to the Group for free during the relevant month or quarter in exchange for the Group’s agreement to purchase the stated quantity at the stated price under the LTAs for such month or quarter, which cumulatively resulted in the Group purchasing quantities larger than stated under the LTAs but at an average purchase price that was close to market price during such month or quarter.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

7.              Inventories (continued)

At the end of the reporting period, the Group separately assesses the potential losses, if any, on the aforementioned LTAs taking into consideration of the factors as mentioned above, as well as additional factors, such as the renegotiation outcome in current period, contract period, historical outcome of the renegotiation with the same supplier, status of a particular LTA at the time of assessment, and other circumstances and uncertainties that may impact such assessment.

There was no loss provision recorded related to these long-term contracts in the years ended December 31, 2014 and 2015. For the year ended December 31, 2016, the loss provision was amounted to RMB 48,906.

When preparing the Group’s consolidated financial statements, the Group separately assessed, in accordance with ASC 330-10-35-17 and -18, the potential losses on the firm purchase commitments to Hemlock Semiconductor Pte. Ltd. (“Hemlock”). The Group entered into a LTA (“Original Supply Agreement”) with Hemlock in March 2011. While the Original Supply Agreement provides for purchases at fixed price and fixed quantities starting from 2013 to 2020, the Group did not make a full advance payment according to the Original Supply Agreement or accept any delivery in 2013, 2014 and 2015 due to the significant decrease of silicon price in the market and the uncertainty brought by anti-dumping and anti-subsidy investigation (the “Investigation”) against polysilicon imported from the U.S. and South Korea initiated by the Chinese Ministry of Commerce (“MOFCOM”) in recent years and MOFCOM’s ruling in 2014 that investigated products from South Korea and the United States are subject to import tariffs at different rates with the highest rate being 57%. In October 2016, the Group entered into a settlement agreement (“Settlement Agreement”) and an amended LTA (“New Supply Agreement”) with Hemlock (Refer to Note 26 Commitments and Contingencies). The New Supply Agreement provides for purchasing a certain amount of polycrystalline silicon products on a quarterly basis starting from 2016 to 2026. The Group started purchasing in 2016 according to the New Supply Agreement.

When preparing the consolidated financial statements for the year ended and as of December 31, 2014 and 2015, the Group considered the following factors in assessing whether it should accrue losses on long-term inventory purchase commitments to Hemlock:

Although the Group was in the process of renegotiating with Hemlock and no written agreement had been reached as of December 31, 2014 and 2015, both parties continued to constructively dialogue to find a mutually satisfactory solution.

The Group had been able to renegotiate with other suppliers with similar terms to get positive outcome, and the Group had history of renegotiating similar contacts with the same suppliers, and

The Group assessed whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision for 2014 and 2015, the Group used the stated contract price, volume under the Original Supply Agreement with Hemlock as the major assumption to perform the analysis. A comprehensive analysis for estimated net realizable value of the saleable finished goods, after considered all estimated costs which include conversion costs, shipping costs, costs for build-up, fees for breakage, and third party processing costs, was lower than market selling price of finish goods as of December 31, 2014 and 2015.  Even though the purchase price as stated in the Original Supply Agreement was higher than market price of polysilicon (i.e. raw material), in applying the lower of cost or market principle, the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods was higher than its carrying amount (after deducting selling costs) as of December 31, 2014 and 2015.

Upon the reach of the New Supply Agreement in October 2016, the Group assessed the potential loss provision under the New Supply Agreement. The Group considered the factor of declining average selling prices of finished goods, the plan to build a new manufacturing facility overseas to utilize polysilicon to be purchased from Hemlock, and the contract price, volume under the New Supply Agreement with Hemlock as the major assumption to perform the same comprehensive analysis as prior years.  Due to the fact that the new manufacturing wafer facility overseas is under construction, the Group has planned to externally process and sell the polysilicon during the period of construction of the new wafer facility. The estimated net realizable value of the polysilicon for resale is lower than its carrying amount as of December 31, 2016 and a loss provision is estimated accordingly for the polysilicon committed to be purchased from Hemlock before the planned period when the new facility is put into use.

Based on all the aforementioned factors, the Group concluded that no loss provision under the Original Supply Agreement with Hemlock should be provided as of December 31, 2014 and 2015 and loss provision amounted to RMB 48,906 under the New Supply Agreement with Hemlock should be provided as of December 31, 2016.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

8.              Advances to suppliers (continued)

Advances to suppliers to be offset against future purchases of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Company’s Consolidated Balance Sheet as at year end dates.

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

As of December 31, 2015 and 2016, outstanding prepayments, net of any allowance, made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Supplier A (third party)	229,586	143,962
Supplier B (third party)	106,799	50,200
Supplier C (third party)	43,011	38,591

The following table presents the movement of the allowance for advances to supplier:

	As of December 31,	As of December 31,	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the year	72,327	129,307	125,799
Allowance made during the year *	63,331	1,045	—
Recoveries	(6,351)	—	—
Written off *	—	(4,553)	(105,082)
Balance at end of the year	129,307	125,799	20,717

The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. Given all circumstance and available evidence as of December 31, 2016, management assesses the risk that the Company is not able to fully utilize the remaining advance payment balance is remote and therefore no further provision was made against remaining advance payment balance as the balance was considered recoverable. Recoveries represent cash received or product delivered subsequently.

* As of December 31, 2014, full provision of RMB 63,331 was provided against the prepayment made to Hemlock under the Original Supply Agreement, as management could not conclude that such amount is recoverable. As of December 31, 2016, the Company wrote off this reserve against the asset, with no income statement impact, due to the settlement of Hemlock dispute (Refer to Note 26 Commitments and Contingencies). In addition, a supplier named General Silicon Solar Energy Electricity (Kunshan) Ltd. was closed as a result of bankruptcy in 2016. Full provision of RMB 35,839 and the gross balance of the prepayment were written off as of December 31, 2016.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

9.              Other current assets

Other current assets consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Input value-added tax recoverable	327,304	395,198
Value-added tax refund from export sales	8,500	707
Prepaid input VAT & customs duty for import machinery and materials	9,508	49,226
Prepaid expenses	11,390	30,513
Foreign exchange forward contract instruments	960	—
Deposit receivable	50,618	66,784
Current portion of land use rights (Refer to Note 14 Prepaid land use rights)	10,063	12,155
Others	30,217	33,142
	448,560	587,725

For the year ended December 31, 2015, a write-off of RMB 19,078 was made against deposits resulting from the cease of bidding of some projects. There is no such situation for the years ended December 31, 2014 and 2016.

10.   Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Buildings	1,778,328	1,918,209
Furniture, fixtures and office equipment	101,686	113,349
Motor vehicles	29,709	31,183
Machinery and equipment	4,960,915	5,889,645
Leasehold improvements	355,009	387,006
Total	7,225,647	8,339,392
Less: accumulated depreciation	(3,254,222)	(3,776,730)
Subtotal	3,971,425	4,562,662
Construction-in-progress	393,923	656,839
Property, plant and equipment, net	4,365,348	5,219,501

As of December 31, 2016, JA Zhabei pledged its buildings with the net book value of RMB 79,040 to secure a short-term bank borrowing of RMB 200,000 from Industrial Bank; JA Jinglong pledged its buildings with the net book value of RMB 238,501 to secure a short-term bank borrowing of RMB 34,685 and a long-term bank borrowing of RMB 70,000 from Industrial and Commercial Bank of China; JA Yangzhou pledged its buildings with the net book value of RMB 26,017 to secure a short-term bank borrowing of RMB 10,000 from China Construction Bank. JA Yangzhou pledged its buildings with the net book value of RMB 66,824 to secure a short-term bank borrowing of RMB 39,000 from China Construction Bank; JA Lianyungang pledged its buildings with the net book value of RMB 95,011 to secure a short-term bank borrowing of RMB 90,784 from China Construction Bank; JA Hefei Technology pledged its building, machinery and equipment, and construction in progress with the net book value of RMB 712,200 to secure a long-term entrusted loan of RMB 1,440,000 from Hefei High-Tech Industrial Development Zone Management Co., Ltd.

In December 2015, the Group sold certain newly purchased equipment (“leased assets”) with carrying amount of RMB 44,350 to a third party (the “purchaser-lessor”) for cash consideration of RMB 41,808 and simultaneously entered into a three-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Group is required to make lease payment to the purchaser-lessor quarterly for over 3 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease (Refer to Note 16 Other long term liabilities).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

10.            Property, plant and equipment, net (continued)

For the years ended December 31, 2014, 2015 and 2016, total interest capitalized was RMB 38,053, RMB 25,094 and RMB 29,279, respectively.

Depreciation expense was RMB 672,855, RMB 759,611 and RMB 823,340 for the years ended December 31, 2014, 2015 and 2016, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

For the year ended December 31, 2016, the Group disposed machinery and equipment with the net book value of RMB 119,120, resulting a loss of RMB 117,582, and purchased new equipment for upgrade of production line to increase the production efficiency.

The Group evaluates long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. No impairment loss occurred in the year ended December 31, 2014, 2015 and 2016.

11.            Intangible assets, net

Intangible assets, net, consisted of the following:

	Gross	Accumulated Amortization	Net
	RMB	RMB	RMB
As of December 31, 2015
Technical know-how	9,000	(9,000)	—
Customer relationship	3,191	(2,606)	585
Purchased software and others	26,491	(14,842)	11,649
	38,682	(26,448)	12,234
As of December 31, 2016
Technical know-how	9,000	(9,000)	—
Customer relationship	3,191	(3,191)	—
Purchased software and others	29,013	(17,300)	11,713
	41,204	(29,491)	11,713

Amortization expense was RMB 2,427, RMB 2,312 and RMB 3,043 for the years ended December 31, 2014, 2015 and 2016, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

Amortization expense of the existing intangible assets for each of the next five years will be approximately RMB 1,933.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.            Income taxes (continued)

People’s Republic of China

The Corporate Income Tax (“CIT”) Law enacted by the National People’s Congress of China stipulated that FIEs and domestic companies would be subject to CIT at a uniform rate of 25%.

In accordance with the CIT Law, a company is entitled to a preferential income tax of 15% if qualifying as an Advanced and New Technology Enterprise (“ANTE”). The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years. However, a company that enjoys the preferential income tax rate should perform self-assessment to ensure it maintains the required qualification during those three years. In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. In March 2014, JA Hebei was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2013 to 2015. In November 2016, JA Hebei was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2016 to 2018. In August 2011, JA Yangzhou was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In August 2014, JA Yangzhou was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In October 2014, JA Lianyungang was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. JA Fengxian was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Fengxian has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In September 2014, JA Fengxian was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. JA Wafer R&D was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2012 to 2014. In 2015, JA Wafer R&D’s recognition as an ANTE expired. In November 2016, JA Wafer R&D was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2016 to 2018. In October 2016, JA Hefei Technology was recoginized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2016 to 2018.

The Group’s solar power plants are entitled to a three-year tax exemption from CIT starting from the year in which revenue is first generated from sale of electricity, and a 50% CIT reduction, effectively 12.5%, for the succeeding three years thereafter for the income generated from investing and operating in the qualified public basic infrastructure projects according to the CIT Law (“three-year tax exemption and three-year 50% CIT reduction”). The CIT tax rate for these project entities will increase to 25% upon the expiration of such term. JA Dunhuang started generating revenue from sale of electricity since 2015 and is entitled to the three-year tax exemption and three-year 50% CIT reduction from 2015 to 2020. Jiuzhou Xinjiang, Lincheng Jingneng, JA Linzhou, JA Datong, JA Hefei Electric., JA Yanchi, JA Jarud, JA Chifeng started generating revenue from sale of electricity since 2016 and is entitled to the three-year tax exemption and three-year 50% CIT reduction from 2016 to 2021.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.       Income taxes (continued)

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. In 2012, JA Hebei declared dividends of RMB 107,804 out of the cumulative retained earnings as of December 31, 2007 to JA BVI, which was exempt for WHT. JA Yangzhou, as requested by the local tax bureau, declared dividends of RMB 210,637 out of the earnings after January 1, 2008 to JA BVI in order to meet the capital injection requirement for JA Yangzhou. Pursuit to Circular 1, the appropriation of dividend for reinvestment purpose is subject to 10% WHT, amounting to RMB 21,064, which was paid and recorded as income tax expenses for the year ended December 31, 2012. Excluding JA Yangzhou’s dividend appropriation requested by the local tax bureau, the Group intends to indefinitely reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Undistributed earnings as of December 31, 2015 and 2016 are considered to be indefinitely reinvested, and therefore, no deferred tax liability was recognized. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB 3,871,442 and RMB 5,248,874 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB 387,144 and RMB 524,887 as of December 31, 2015 and 2016.

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

Malaysia

JA Malaysia is subject to Malaysia corporate income tax rate of 24%.

The tax expense comprises:

	For the year ended	For the year ended	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2016
Current tax	(189,622)	(253,980)	(207,645)
Deferred tax	116,232	96,648	84,344
	(73,390)	(157,332)	(123,301)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.       Income taxes (continued)

Components of deferred tax assets consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Deferred tax assets:
Temporary differences:
Amortization of intangible assets	610	510
Accrued warranty costs	80,900	94,856
Accrued expenses	49,819	52,550
Net loss carried forward	232,599	251,862
Depreciation of property, plant and equipment	123,937	127,221
Inventory write-down	10,470	34,461
Allowance for doubtful accounts	67,071	30,650
Allowance for advance to suppliers	17,684	3,108
Impairment loss on property, plant and equipment and project assets	84,663	58,969
Accrued interest	45,507	—
Government grant for the acquisition of land use rights and property, plant and equipment	40,354	28,216
Timing difference for revenue recognition of retainage contract	48,683	50,376
Unrealized profit	45,462	75,352
Others	6,097	9,744
Deferred tax assets	853,856	817,875
Deferred tax liabilities:
Temporary differences:
Capitalized interest	(34,868)	(24,399)
Deferred tax liabilities	(34,868)	(24,399)
Less: valuation allowance	(483,649)	(373,793)
Deferred tax assets-net	335,339	419,683

Deferred tax assets are analyzed as:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Current	139,143	138,080
Non-Current	231,064	306,002
	370,207	444,082

Deferred tax liability are analyzed as:
Current	—	—
Non-Current	(34,868)	(24,399)
	(34,868)	(24,399)
	335,339	419,683

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.       Income taxes (continued)

The following table presents the movement of the valuation allowance for deferred tax assets:

	As of December 31,	As of December 31,	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the year	683,341	456,925	483,649
Allowance made during the year	40,619	119,448	128,605
Reversals and utilization	(267,035)	(92,724)	(214,860)
Written off	—	—	(23,601)
Balance at end of the year	456,925	483,649	373,793

The Group has made some portion of valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including its earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized upon the earlier of when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings. Certain valuation allowance was reversed and utilized in 2015 and 2016 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets in the current year. Furthermore, a portion of valuation allowance was reversed in 2015 and 2016 due to the expected utilization of deferred tax assets in the future. Valuation allowance of RMB 61,722 and RMB 147,630 was reversed for the years ended December 31, 2015 and 2016 respectively, based on the expected future profitability of the Company’s subsidiaries with the remainder of the reversal a result of current year utilization.

Reconciliation between the provision for income tax computed by applying the statutory CIT and the Group’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2016
PRC enterprise income tax	25%	25%	25%
Effect of permanent differences:
Share based compensation and other permanent difference	4.50%	2.78%	2.59%
Effect of tax holiday (1)	(8.35)%	(7.54)%	(8.38)%
Difference of tax rates of subsidiaries outside of China (2)	(0.08)%	(0.25)%	(5.43)%
Effect of tax rate change (3)	24.30%	(3.06)%	9.54%
Withholding tax for dividend distribution	—%	—%	0.23%
Intra-group investment disposal income subject to tax	12.28%	—%	1.31%
Valuation allowance	(43.54)%	3.46%	(10.23)%
	14.11%	20.39%	14.63%

(1)              Effect of tax holiday is mainly due to certain subsidiaries are entitled ANTE with a preferential income tax of 15%.

(2)              Change of effect of difference of tax rates of subsidiaries outside of China is mainly due to impact from change in fair value generated from warrants and exchange gain or loss in JA Cayman, which is not subject to income tax.

(3)                Change of tax rate decreased from 24.30% in 2014 to (3.06%) in 2015 is due to the different enacted tax rate used in the calculation of deferred tax assets in 2015 for one subsidiary (JA Wafer R&D) to reflect the increase of tax rate due to ANTE recognition expires in 2015, which resulted in the addition of previously disclosed deferred tax asset benefit (gross amount). Deferred tax assets for this subsidiary have been fully provided for valuation allowance in both 2015 and 2014. Change of tax rate increased from (3.06%) in 2015 to 9.54% in 2016 is due to the different enacted tax rate used in the calculation of deferred tax assets in 2016 for two subsidiaries (JA Wafer R&D and JA Hefei Technology) to reflect the decrease of tax rate due to their recognition as ANTE, which resulted in the reduction of previously disclosed deferred tax asset benefit (gross amount). Deferred tax assets for one subsidiary (JA Wafer R&D) have been fully provided for valuation allowance in both 2016 and 2015.  The corresponding reversal of valuation allowance has been included in the line of valuation allowance.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.       Income taxes (continued)

Aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2016
The aggregate amount of effect	43,405	58,194	70,653
Per share effect-basic	0.18	0.24	0.30
Per share effect-diluted	0.18	0.24	0.30

13.       Other assets

Other assets consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Input value-added tax recoverable for solar power plants (1)	—	196,543
Long-term deposits	—	27,433
Total	—	223,976

(1) As of December 31, 2015, input value-added tax recoverable for solar power plants was RMB 89,986 and was included in current assets (Refer to Note 9 Other current assets). As of December 31, 2016, input value-added tax recoverable for solar power plants was RMB 237,307, with RMB 196,543 included in non-current assets and RMB 40,764 in current assets (Refer to Note 9 Other current assets). The input value-added tax recoverable was classified as current and non-current assets based on management's best estimation of the expected utilization in the next twelve months as of the balance sheet date.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

14.  Prepaid land use rights

The prepaid land use rights of the Group represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 40 or 50 years.

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Cost	491,638	600,904
Less: accumulated amortization	(53,082)	(64,541)
Net book value	438,556	536,363

Current portion of prepaid land use rights (recorded in other current assets)	10,063	12,155
Non-current portion of prepaid land use rights	428,493	524,208
Total	438,556	536,363

As of December 31, 2016, the Group pledged its land use right with the net book value of RMB 24,914 to secure a short-term bank borrowing of RMB 90,784 from China Construction Bank; the Group pledged its land use right with the net book value of RMB 70,765 to secure a long-term bank borrowing of RMB 70,000 from Agriculture Bank of China; the Group pledged its land use of right with the net book value of RMB 204,823 to secure a long-term entrusted loan of RMB 1,440,000 from Industrial and Commercial Bank of China.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15. Borrowings

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Short-term	2,194,957	2,912,867
Long-term, current portion	238,400	525,255
Subtotal	2,433,357	3,438,122
Long-term	2,461,017	2,701,438
Total	4,894,374	6,139,560

These loans are borrowed from various financial and non-financial institutions and all of them are for working capital and capital expenditure purpose. The borrowings outstanding as of December 31, 2015 and 2016 bore a weighted average interest rate of 5.70% and 4.64% per annum, respectively. The interest rates of unsecured short-term bank borrowings with principal amounts of RMB 1,880,277 and RMB 1,793,919 as of December 31, 2015 and 2016, respectively, ranged from 1.23% to 6.16% with a weighted average interest rate of 4.79% for 2015 and from 0.60% to 5.70% with a weighted average interest rate of 3.96% for 2016.

There were no short-term bank borrowings secured by restricted cash as of December 31, 2015. The interest rate of short-term bank borrowings secured by restricted cash with principal amounts of RMB 321,172 as of December 31, 2016 was 2.55% in 2016.

The interest rate of short-term bank borrowings secured by land use right, buildings, project assets, equity interest and related party with principal amount of RMB 307,468 and RMB 797,776 as of December 31, 2015 and 2016, ranged from 4.00% to 7.00% with a weighted average interest rate of 6.05% for 2015 and ranged from 1.90% to 6.09% with a weighted average interest rate of 4.77% for 2016.

The interest rate of unsecured long-term bank borrowings with principal amounts of RMB 429,229 and RMB 906,662 as of December 31, 2015 and 2016, respectively, ranged from 1.65% to 6.60% with a weighted average interest rate of 6.04% for 2015 and from 1.00% to 6.60% with a weighted average interest rate of 5.36% for 2016.

The interest rate of long-term bank borrowings secured by buildings, machineries and equipment, construction in progress, land use right, project assets, equity interest and restricted cash with principal amount of RMB 2,137,400 and RMB 2,320,031 as of December 31, 2015 and 2016, respectively, ranged from 1.65% to 7.01% with a weighted average interest rate of 6.28% for 2015 and from 2.20% to 7.01% with a weighted average interest rate of 5.14% for 2016.

There was no borrowing from non-financial institution as of December 31, 2016. There was a short-term and long-term borrowing from the non-financial institution—Huaneng Tiancheng Financing Lease Co., Ltd.(“Huaneng Tiancheng”) with principal amount of RMB 7,212 and RMB 132,788, secured by all the equity interest in Lincheng Jingneng as of December 31, 2015 whose interest rate is 7.10%. The borrowing from Huaneng Tiancheng was repaid in 2016.

The borrowings have 2-month to 182-month terms and expire at various times. The unused lines of credit were RMB 1,395,376, which were available as of December 31, 2016.

Interest incurred for borrowings for the years ended December 31, 2014, 2015 and 2016 amounted to RMB 267,718, RMB 274,476 and RMB 319,210 respectively, of which RMB 38,053, RMB 29,931 and RMB 36,828 was capitalized in the cost of property, plant and equipment and project assets.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.   Borrowings (continued)

As of December 31, 2016, the short-term bank borrowing of RMB 200,000 from Industrial Bank is secured by its buildings with the net book value of RMB 79,040; the short-term bank borrowing of RMB 90,784 from China Construction Bank is secured by its building with the net book value of RMB 95,011 and its land use right with the net book value of RMB 24,914; the short-term bank borrowing of RMB 80,000 from Huaxia Bank is secured by Yangzhou JA Property Co., Ltd.; the short-term bank borrowing of RMB 39,000 from China Construction Bank is secured by the building in JA Yangzhou with the net book value of RMB 66,824; the short-term bank borrowing of RMB 34,685 from Industrial and Commercial Bank of China is secured by the building with the net book value of RMB 238,501 in Shanghai Jinglong Solar Technology Co., Ltd., or Shanghai Jinglong; the short-term bank borrowing of RMB 50,000 from Shanghai Pudong Development Bank is secured by Donghai District Longhai Property Co., Ltd. (“Longhai Property”); the short-term bank borrowing of RMB 292,561 from Ping An Bank is secured by all of the equity interests in JA Yangzhou; the short-term bank borrowing of RMB 746 from 77 Bank is secured by its project assets with the net book value of RMB 894; the short-term bank borrowing of RMB 10,000 from China Construction Bank is secured by the building in JA Yangzhou with the net book value of RMB 26,017. The long-term entrusted loan of RMB 1,440,000 with Hefei High-Tech Industrial Development Zone Management Co., Ltd. is secured by buildings, machineries and equipment and construction in progress with the net book value of RMB 712,200 and land use rights with net book value of RMB 204,823 owned by JA Hefei Technology and all of the equity interests in JA Hefei Technology; the long-term bank borrowing of RMB 70,000 from Agriculture Bank of China is secured by its buildings with the net book value of RMB 238,501 and its land use right with the net book value of RMB 70,765, respectively; the long-term bank borrowing of RMB 546,000 from Industrial and Commercial Bank of China is secured by its project assets with the net book value of RMB 574,014; the long-term bank borrowing of RMB 250,500 from Industrial and Commercial Bank of China is secured by its project assets with the net book value of RMB 194,919; the long-term bank borrowing of RMB 13,531 from 77 Bank is secured by its project assets with the net book value of RMB 894.

There are three subsidiaries whose borrowing agreements include the restrictive financial covenants. For JA Hebei, the borrowing of RMB 194,000 from China Construction Bank should meet the criteria: 1) the gearing ratio should be no more than 55%; 2) the current ratio should be no less than 1.3; 3) the quick ratio should be no less than 1.1; 4) the external guarantee should be no more than 45% of net asset.

For JA Dunhuang, the borrowing of RMB 546,000 from Industrial and Commercial Bank of China should meet the criteria: 1) the percentage of bad debt provision in account receivable do not keep increase in two consecutive months; 2) the overdue accounts receivable for one customer is no more than 45% of the accounts receivable for this customer.

For JA Xingtai, the borrowing of RMB 90,000 from China Construction Bank should meet the criteria: 1) the gearing ratio should be no more than 80%; 2) the current ratio should be no less than 0.8; 3) the quick ratio should be no less than 0.5.

As of December 31, 2016, those three subsidiaries are in compliance with the financial covenants from the borrowing agreements.

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2017	525,255
2018	992,643
2019	1,053,623
2020	86,243
Thereafter	568,929
Total	3,226,693

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

16.  Other long term liabilities

The breakdown of other long term liabilities is as below:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Government grant (1)	250,122	248,146
Long term payables for purchase of property, plant and equipment	87,664	—
Capital lease (2)	29,003	429,651
Other	6,004	6,637
Total	372,793	684,434

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

Grants for the acquisition of land use right and property, plant and equipment are recorded as long-term liabilities and amortized to other income over the amortization period, which represents the depreciable life of the related PP&E. Government grants received related to property, plant and equipment are classified as investing cash inflows on the Company’s consolidated cash flow statements. Government grants received related to land use right are classified as operating cash inflows on the Company’s consolidated cash flow statements just as company expenditures for land use rights are classified as operating cash outflows. The Group received government grant related to property, plant and equipment and land use rights of RMB 45,300, RMB 230 and RMB 27,976 during the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, long-term liability balance of RMB 250,122 and RMB 248,146 was related to government grant for the acquisition of land use rights and property, plant and equipment, respectively and is being amortized over a weighted average life of 189 months as of December 31, 2016.

The Group recorded RMB 32,078, RMB 35,555 and RMB 39,281 as other income for the years ended December 31, 2014, 2015 and 2016, respectively, among which RMB 27,376, RMB 28,380, and RMB 29,953 are related to the amortization of government grant.

(2) For the year ended December 31, 2015, the Group sold certain newly purchased equipment (“leased assets”) with carrying amount of RMB 44,350 to a third party (the “purchaser-lessor”) for cash consideration of RMB 41,808 and simultaneously entered into a three-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessor quarterly lease payment over 3 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 31, 2015, RMB 12,805 is recognized as other payable (Refer to Note 17 Other payables to third parties) and RMB 29,003 is recognized as other long term liability to the purchaser-lessor according to the contract term.

For the year ended December 31, 2016, the Group sold certain modules and equipment (“leased group”) with carrying amount of RMB 374,907 to a third party (the “purchaser-lessor”) for cash consideration of RMB 481,252 and simultaneously entered into a three-year or ten-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessor lease payment over 3 or 10 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 31, 2016, RMB 57,889 is recognized as other payable (Refer to Note 17 Other payables to third parties) and RMB 429,651 is recognized as other long term liability to the purchaser-lessor according to the contract term. The above asset transactions did not qualify as sale-leaseback transactions.

As of December 31, 2015 and 2016, the gross amount of the equipment and module and related depreciation recorded under capital lease were as follows:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB

Equipment and module	41,808	500,389
Less: accumulated depreciation	(348)	(10,726)
Net Value	41,460	489,663

As of December 31, 2016, future minimum payments required under non-cancellable capital lease are:

RMB
Year ended December 31,
2017	82,732
2018	73,892
2019	141,639
2020	48,848
2021	47,607
Thereafter	210,861
Total minimum lease payments	605,579
Less: Amount representing interest	(118,039)
Present value of net minimum lease payments	487,540
Current portion	57,889
Non-current portion	429,651

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

17.    Other payables to third parties

Other payables consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Payables for project assets	187,230	354,709
Payables for purchase of property, plant and equipment	198,450	330,277
Payable to non-controlling interests of Ningjin Songgong (Refer to Note 1 Organization and principal activities)	—	133,364
Trade finance (1)	—	99,656
Payable for contract termination costs (2)	—	83,244
Logistic charges	50,833	74,662
Capital lease (Refer to Note 16 Other long term liabilities)	12,805	57,889
Reserve for purchase commitments (Refer to Note 7 Inventories)	—	48,906
Payables for land use rights	30,000	30,000
Deposits	21,162	26,639
Miscellaneous tax payables	53,275	27,835
Interest (3)	303,380	—
Others	37,138	56,436
Total other payables	894,273	1,323,617

(1) In November 2016, the Group sold goods to a third party and simultaneously entered into a contract to buy back these goods at same price with premium. The amount is to be paid off on a half-year basis till November 2017. The transaction does not qualify as a sale-buyback transaction and is accounted for as financing transaction.

(2) The Company terminated business relationship with one of its business partner through termination of contract in 2016. The total charge for the contract termination cost was RMB 99,635, which is scheduled to be paid on quarterly basis till December 2017. The Company has paid RMB 16,391 as of December 31, 2016.

(3) The interest was accrued for late payment based on terms of the Original Supply Agreement with Hemlock. For the years ended December 31, 2014 and 2015, the Group accrued late payment interest of RMB 93,797 and RMB 123,524 respectively. As of December 31, 2015, the total accrued interest was RMB 303,380. In 2016, the total interest of RMB 303,380 was reversed with the resolution of the Group’s dispute with Hemlock (Refer to Note 26 Commitments and Contingencies).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

18.  Accrued expenses

Accrued expenses consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Interest	85,034	75,711
Logistic charges	34,638	45,307
Professional service fees	40,468	42,601
Testing fee	38,785	40,923
Tax	20,919	24,782
Commission fee	17,309	22,685
Utilities	1,281	5,719
Rental fee	6,507	1,292
Others	22,231	23,635
Total accrued expenses	267,172	282,655

19.  Accrued warranty cost

The movement of Group’s accrued warranty costs for solar module is summarized below:

	As of December 31,	As of December 31,	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Beginning balance	158,897	251,740	380,132
Warranty provision	92,843	128,392	153,082
Warranty utilization	—	—	—
Ending balance	251,740	380,132	533,214

20.  Share-based compensation

As of December 31, 2016, the Company had two share-based compensation plans, which is described below.

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

a)   Options

The Company did not grant any ordinary share option during the years ended December 31, 2015 and 2016.

The Group recognized a pre-tax charge of RMB 14,544, RMB 8,865 and RMB 2,253 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 3, RMB nil and RMB nil was capitalized in the cost of inventory as of December 31, 2014, 2015 and 2016, respectively), for the years ended December 31, 2014, 2015 and 2016 associated with the expensing of stock options, respectively.

No option grants were made for the years ended December 31, 2015 and 2016. The weighted-average grant-date fair value of options granted during the year ended December 31, 2014 was US$ 1.88. The amounts reversed associated with options forfeited were RMB 774, RMB 895 and RMB 682 for the years ended December 31, 2014, 2015 and 2016, respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

The Group used the forfeiture rate of 10.05%, 11.12% and 12.71% respectively for the years ended 2014, 2015 and 2016.

As of December 31, 2014, 2015 and 2016, there was RMB 13,781, RMB 4,362 and RMB 233 of total unrecognized compensation cost related to non-vested share-based employees arrangements granted under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 3 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees during the year ended December 31, 2014:

	For the year ended	For the year ended	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2016
Average risk-free rate	1.80%~2.01%	—	—
Weighted average expected option life	6years	—	—
Volatility rate	56.22%~100.06%	—	—
Dividend	—	—	—

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation (continued)

The following table summarizes information with respect to share options outstanding on December 31, 2016:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Year)	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2013	2,581,550	4.79	6.40	612
Granted	3,660,000	1.88	—	—
Forfeited	(296,500)	2.21	—	—
Exercised	(268,750)	1.37	—	—
Outstanding at December 31, 2014	5,676,300	3.21	7.59	279
Granted	—	—	—	—
Forfeited	(516,800)	3.02	—	—
Exercised	(140,000)	1.37	—	—
Outstanding at December 31, 2015	5,019,500	3.24	6.58	172
Granted	—	—	—	—
Forfeited	(103,000)	1.84	—	—
Exercised	—	—	—	—
Outstanding at December 31, 2016	4,916,500	3.27	5.58	—
Exercisable at December 31, 2016	3,911,500	3.62	5.17	—

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was $186, $100 and nil, respectively.

b)    Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

Upon vesting, the shares will be issued by the Company.

The following table summarizes information with respect to RSUs outstanding on December 31, 2016:

	Shares	Weighted Average Fair Value (US$)
Nonvested at December 31, 2013	1,016,110	4.95
Granted	90,000	1.99
Vested	(85,000)	5.11
Forfeited	(62,500)	5.52
Nonvested at December 31, 2014	958,610	4.62
Granted	—	—
Vested	(267,500)	2.50
Forfeited	—	—
Nonvested at December 31, 2015	691,110	4.82
Granted	—	—
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2016	691,110	4.82

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation (continued)

For RSUs, the Company recognized a pre-tax charge of RMB 1,737, RMB 540 and RMB nil (included in selling, general, and administrative expenses) for the years ended December 31, 2014, 2015 and 2016, respectively. Unrecognized compensation expense related to the RSUs as of December 31, 2014, 2015 and 2016 were RMB 536, RMB nil and RMB nil, respectively. The fair value of shares vested during the years ended December 31, 2014, 2015 and 2016 was RMB 1,000, RMB 1,945 and RMB nil, respectively.

21.  Foreign currency forward contracts

The Group, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. The Group uses foreign currency forward contracts to hedge the exposure to foreign currency risk, primarily the EUR, GBP, USD and JPY. The purpose of the Group’s foreign currency derivative activities is to protect the Group from the risk that the RMB net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. The Group uses foreign currency forward contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next 12 months.

The Group accounts for derivative instruments pursuant to ASC 815, Derivatives and Hedging, as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other assets or other liabilities in the Consolidated Balance Sheets. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Group has evaluated various factors and determined whether there is effectiveness with respect to certain foreign currency forward contracts and whether these foreign currency forward contracts qualified for foreign currency cash flow hedge accounting. When the company formally designates a contract as a hedge and the hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in change in fair value of derivatives in the Consolidated Statements of Operations and Comprehensive Income. During the year ended December 31, 2014, the Group entered into foreign currency forward contracts with a notional amount of EUR 75,164, GBP 171, USD 25,917 and JPY 922,031. During the year ended December 31, 2015, the Group entered into foreign currency forward contracts with a notional amount of EUR 26,686 and JPY 6,684,725. During the year ended December 31, 2016, the Group entered into foreign currency forward contracts with a notional amount of JPY 7,291,508. As of December 31, 2014, the Group had outstanding foreign currency forward contracts with notional amounts of EUR 22,284 and JPY 384,584. As of December 31, 2015, the Group had outstanding foreign currency forward contracts with notional amounts of JPY 1,846,515. As of December 31, 2016, there was no outstanding foreign currency forward contract.

The gain/(loss) from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was RMB nil for the years ended December 31, 2014, 2015 and 2016. The gain/(loss) from the change in the fair value on those foreign currency forward exchange contracts not qualifying for hedge accounting, which is recorded in change in fair value of derivatives, was RMB 10,470 , RMB 4,440 and RMB (22,037) for the years ended December 31, 2014, 2015 and 2016, respectively (Refer to Note 27 Fair value measurements).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

21.  Foreign currency forward contracts (continued)

The following table displays the outstanding notional balances and the estimated fair value of the Group’s foreign currency forward contracts as of December 31, 2015 and 2016:

	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	RMB
	Notional Amount	Estimate fair value	Notional Amount	Estimate fair value
Foreign currency forward contracts not designated as hedging instruments, recorded in other current assets	100,741	960	—	—

22.  Issuance of ordinary shares and warrants

On August 14, 2013, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single institutional investor, Capital Ventures International (the “Investor”), to issue in a registered direct offering an aggregate of US$ 24 million (RMB equivalent 147,998) for 15,228,425 ordinary shares, US$0.0001 par value per share, of the Company (“Ordinary Shares”), represented by 3,045,685 American Depositary Shares (each, an “ADS”) at a price of US$7.88 per ADS.  The offering price is 94% of the volume-weighted average price of the Company’s ADSs on August 13, 2013 (i.e. US$ 8.383 per ADS per Bloomberg on August 13, 2013).  The offering resulted in net proceeds of RMB 128,529, after deducting the placement fees and offering expenses.

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

In November 2013, February 2014, and May 2014, the Series A-1 Warrant, Series A-2 Warrant and Series A-3 Warrant, respectively, were exercised in full at the price of US$ 9.43 per ADS. The fair value of warrant liability for Series A-1 Warrant, Series A-2 Warrant and Series A-3 Warrant on respective warrant exercise date was RMB 35,693, RMB 2,797 and RMB 3,530, respectively, which was reclassified to additional paid-in- capital upon exercises. The Series B warrant was expired on August 16, 2016.

In accordance with ASC subtopic 815-10, the warrants are deemed legally detachable and separately exercisable from the ordinary shares and thus accounted for as a freestanding instrument. As the warrants are denominated in US Dollar, yet the Company’s functional currency is RMB, warrants are not considered indexed to the Company’s own stock. Accordingly, the warrants are liability derivatives which need to be fair valued on day one and mark to market subsequently at each reporting period end, with the fair value gain or loss arising from the re-measurement recognized in the Consolidated Statements of Operations and Comprehensive Income.

On the transaction date, the sales proceeds are first allocated to the warrant based on the warrants’ full fair value of RMB 172,916 and the residual amount of the sales proceeds is allocated to the ordinary shares. The fair value of the warrants in excess of net proceeds of the equity offering of RMB 44,396, was charged to retained earnings as a deemed dividend due to this portion is a benefit transferred from existing shareholders to the new investor. Such amount charged as deemed dividend on the transaction date and is an adjustment to net loss available to attributable to JA Solar Holdings for basic and diluted EPS calculation, as an effective dividend from existing ordinary shareholders. For the year ended December 31, 2014, 2015 and 2016, RMB 74,014, RMB 39,593 and RMB 70,882 of gain, respectively, was recognized based on a subsequent change in fair value of the warrants in the Company’s Consolidated statements of Operations and Comprehensive Income.(Note 27)

The series A-1, A-2, A-3 and B warrants are participating securities because they had contractual rights to share in the profits but not losses of the Company. For the years ended December 31, 2014 and 2015, the computation of basic earnings per share using the two-class method was applicable as the Company was making profit in year 2014 and 2015. For the year ended December 31, 2016, there was no impact for the computation of basic earnings per share due to the expiration of the Series B Warrants.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

23.  Mainland China contribution plan and profit appropriation

a)    China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. However, the Group is not responsible for meeting any obligations under the plan. The total contribution for such employee benefits was RMB 104,719, RMB 127,860 and RMB 128,481 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

The general reserves made by the Group’s PRC subsidiaries in 2014, 2015 and 2016 were RMB 26,657, RMB 116,337 and RMB 112,609, respectively.

c)     Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd.	RMB	2,600,000
Shanghai JA Solar Technology Co., Ltd.	RMB	521,451
Shanghai JA Solar PV Technology Co., Ltd.	USD	20,000
JA Solar Technology Yangzhou Co., Ltd.	USD	260,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	RMB	714,483
JA Yangzhou PV Technology Co., Ltd.	RMB	68,270
Shanghai Jinglong Solar Technology Co., Ltd.	RMB	180,000
Donghai JA Solar Technology Co., Ltd.	RMB	50,000
JA (Hefei) Renewable Energy Co., Ltd.	USD	15,000
Hefei JA Solar Technology Co., Ltd.	RMB	1,440,000
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	RMB	283,829
JA Solar Investment (China) Co., Ltd.	USD	55,000
Dunhuang JA Solar Power Development Co., Ltd.	RMB	321,000
JA Solar PV Technology Co., Ltd.	RMB	61,107
JA Solar PV Electric (Shexian) Co,. Ltd.	RMB	9,000
Aiyouen Power Electric (Yinchuan) Co,. Ltd.	RMB	26,000
JA Solar PV Electric (Baotou) Co,. Ltd.	RMB	15,500
Beijing JA Solar PV Technology Co., Ltd.	RMB	330,000
JA Solar PV Electric (Huanghua) Co,. Ltd.	RMB	5,000
JA Solar PV Electric (Yanchi) Co,. Ltd.	RMB	12,500
JA New Energy Development (Hebei) Co., Ltd.	RMB	10,000
Jingsheng Agricultural Technology (Renxian) Co., Ltd.	RMB	3,700
JA Solar PV Electric (Hoboksar) Co., Ltd.	RMB	10,000
JA Solar PV Electric (Laiwu) Co., Ltd.	RMB	3,600
JA Solar New Energy Electric (Chifeng) Co., Ltd.	RMB	66,000
JA New Energy (Xilinhaote) Co., Ltd .	RMB	1,000
JA Solar PV Electric (Wulanchabu) Co., Ltd.	RMB	500
Jingneng New Energy Development (Kangbao) Co., Ltd.	RMB	1,000
JA Solar PV Electric (Ninglang) Co., Ltd.	RMB	500
Jingneng New Energy Development (Lincheng) Co., Ltd.	RMB	80,000
JA Solar PV Electric (Jarud) Co., Ltd.	RMB	30,000
Jingneng New Energy Development (Renxian) Co., Ltd.	RMB	58,000
JA Solar Technology (Karamay) Co., Ltd.	RMB	5,000
JA Solar PV Electric (Linzhou) Co., Ltd .	RMB	57,800
JA Solar PV Electric (Datong) Co., Ltd.	RMB	100,000
JA Solar PV Electric (Hefei) Co., Ltd.	RMB	17,100
JA Solar PV Electric (Lingshi) Co., Ltd.	RMB	100
JA Solar (Xingtai) Co., Ltd.	RMB	296,008
Yangzhou JA PV Technology Co., Ltd.	RMB	200,000
JA Solar (Kangbao) Co., Ltd.	RMB	23,100
JA Solar (Zhangjiakou) Co., Ltd.	RMB	54,500
Donghai County Jiulong Hot Spring Club Co., Ltd	RMB	35,000
Baodi JA Solar PV Technology (Tianjin) Co., Ltd.	RMB	150
Baodi Huading Agriculture Development (Tianjin) Co., Ltd.	RMB	7,380
Jiuzhou Fangyuan New Energy (Yichang) Co., Ltd.	RMB	120,000
Jiuzhou Fangyuan New Energy (Xinjiang) Co., Ltd.	RMB	120,000
Lepu New Energy (Binzhou) Co., Ltd.	RMB	1,000
Jingneng Solar PV Electric (Daqing) Co., Ltd.	RMB	700
Jingneng New Energy Development (Ningjin) Co., Ltd.	RMB	100
Jingsheng Agriculture Technology (Ningjin) Co., Ltd.	RMB	200
JA Solar (Chaoyang) Electric Co., Ltd.	RMB	500
JA Solar New Energy Development (Cixian) Co., Ltd.	RMB	800
Other JA PV Electric companies	RMB	2,000

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

24.  Earnings per share

Basic and diluted net earnings per share for the years ended December 31, 2014, 2015 and 2016 are calculated as follows:

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016
	RMB	RMB	RMB
Numerator:

Net income attributable to JA Solar Holdings	423,771	623,713	683,699
Fair value of warrants in excess of net proceeds of equity offering	—	—	—
Allocation of net income to participating warrant holder	(77,174)	(107,828)	—
Numerator for basic earnings per share	346,597	515,885	683,699
Dilutive effect of:
Add back allocation to participating warrant holder (1)	4,336	—	—
Excluding portion of fair value gain (2)	(16,716)	—	—
Numerator for diluted earnings per share	334,217	515,885	683,699
Denominator:
Denominator for basic loss per share - weighted average ordinary shares outstanding	242,192,859	243,506,821	234,290,842
Dilutive effect of share options and RSUs*	363,633	238,100	111,610
Dilutive effect of warrants*	306,592	—	—
Denominator for diluted loss per share	242,863,084	243,744,921	234,402,452

Basic earnings per share	1.43	2.12	2.92
Diluted earnings per share	1.38	2.12	2.92

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

* Potentially dilutive share options and RSUs totaling 2,856,278, 3,437,510 and 4,391,000 in 2014, 2015 and 2016 were not included in the calculation of dilutive earnings per share in 2014, 2015 and 2016 because of their anti-dilutive effect.

* Potentially dilutive warrants 52,569,971, 50,896,656 and nil in 2014, 2015 and 2016 were not included in the calculation of dilutive earnings per share in 2014, 2015 and 2016 because of their anti-dilutive effect. Series B Warrant is anti-dilutive as the exercise price of US$ 10. 90 per ADS is higher than average stock price during the years ended December 31, 2014 and 2015. Series B Warrants expired on August 16, 2016 and there was no impact for the computation of EPS as of December 31, 2016.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25  Related party transactions

a)                                             Amounts due to related parties consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Short-term:
Payables to Hebei Jinglong Industry and Commerce Group Co., Ltd. (“Hebei Jinglong”)	3,904	133,318
Payables to Jing Wei Electronics Co., Ltd. (“Jing Wei”)	39,785	114
Payables to Xingtai Jinglong Electronics and Materials Co., Ltd. (“Xingtai Jinglong”)	63,766	120,423
Payables to Heibei Ningjin Songgong Electronics Co., Ltd. (“Songgong Electronics”)	92,709	133,860
Payables to Yangguang Guifeng Electronics Co., Ltd. (“Yangguang Guifeng”)	32,914	77,567
Payables to Ningjin Saimei Ganglong Electronics Co., Ltd. (“Saimei Ganglong”)	32,574	56,761
Payables to Hebei Jinglong Fine Chemical Co., Ltd. (“Fine Chemical”)	14,183	761
Payables to Hebei Jinglong Sunshine Equipment Co., Ltd.	46,563	47,257
Payables to Ningjin Jingxing Electronic Material Co., Ltd.	27,152	2,428
Payables to Taicang Juren Photovoltaic Materials Co., Ltd. (“Taicang Juren”)	—	37,392
Others	35,358	23,495
Total amounts due to related parties	388,908	633,376

b)   Amounts due from related parties consisted of the following:

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB
Short-term:

Advance to related party suppliers, net
Advances to Hebei Jinglong	39,194	24,962

Accounts receivable from related party customers, net
Receivables from JA Solar PV Electric (Lincheng) Co,. Ltd. (“Lin Cheng”)	35,320	1,065
Receivables from Hebei Jinglong	18,011	60,634
Receivables from Jing Wei	5,282	—
Receivables from Xingtai Jinglong	16,079	56
Receivables from Songgong Electronics	87,641	50,070
Receivables from Yangguang Guifeng	748	1,252
Receivables from Jing Xing	197	14,354
Receivables from others	5,197	2,350

Amount due from related parties:
Loan to Yangzhou JA Property Co., Ltd. (“Yangzhou Property”)	40,000	40,085
Loan to Longhai Property	—	15,025
Amount due from Songgong Electronics	—	16,452
Amount due from others	5,654	1,947

Long-term:
Advances to Hebei Jinglong	26,757	—

Total amounts due from related parties	280,080	228,252

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.  Related party transactions (continued)

c)                   Transactions with Hebei Jinglong

Wafer supply

In July 2006, the Group entered into a master long-term supply contract (the “Jinglong Long-term Supply Contract “) with Hebei Jinglong for the supply of silicon wafers. Hebei Jinglong is owned by the shareholders of the largest shareholder of the Company, Jinglong Group Co., Ltd. (“Jinglong BVI”), and thus, is a related party of the Company. Mr. Baofang Jin, our executive chairman, owns 78.45% equity interests in Hebei Jinglong and 32.96% in Jinglong BVI. The Jinglong Long-term Supply Contract had an initial term of four and half years, from July 2006 to December 2010, which automatically extended for another three years until the end of 2013. The Group has also entered into various short-term supply contracts with Hebei Jinglong for the supply of silicon wafers (together with the Jinglong Long-term Supply Contract the “ Jinglong Supply Contracts “). Under the Jinglong Supply Contracts, Jinglong Group has agreed to supply the Group with silicon wafers at prevailing market prices with a reasonable discount and under prepayment arrangements. The Group has entered into various supplemental agreements to the Jinglong Supply Contracts to specify certain performance terms, including amendment of prepayment amounts and their utilization. The prepayment and delivery terms under the existing Jinglong Long-term Supply Contract had been revised subsequently in August 2007, September 2008, and February 2009.

The Group reviewed the contracts under ASC 815, Derivatives and Hedging, and ASC 810, Consolidation, and determined that they don’t contain an embedded derivative nor would the supplier contracts cause the supplier to be a variable interest entity.

Due to the reorganization of Jinglong Group, Hebei Jinglong disposed its wafer production business in the middle of 2014. The Group didn’t purchase silicon wafers from Jinglong Group since 2014.

Unused prepayments were RMB 70,145, RMB 65,951 and RMB 24,962 at December 31, 2014, 2015 and 2016, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet. The unused prepayment was deducted by the rental fee according to the supplemental agreements signed every quarter.

Outsourcing service

The Group outsourced wafer processing services to Hebei Jinglong, who helped the Group turn polysilicon into wafers. The outsourcing service fee was RMB 320, RMB nil and RMB nil for Hebei Jinglong for the years ended December 31, 2014, 2015 and 2016 respectively. Hebei Jinglong changed its business and the Group outsourced wafer processing service to the subsidiaries of Hebei Jinglong since the middle of 2014 (Refer to Note 25(d) Transactions with other related parties).

Leasing

The Group leases properties from Hebei Jinglong and another related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB 47,352, RMB 52,614 and RMB 39,914 for the years ended December 31, 2014, 2015 and 2016, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.  Related party transactions (continued)

d)                  Transactions with other related parties

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
	RMB	RMB	RMB
Sales of products
Lincheng	115,382	92,158	162,516
Subsidiaries of Hebei Jinglong	73,215	34,337	20,888
Total	188,597	126,495	183,404

Purchase of products
Subsidiaries of Hebei Jinglong	1,079,882	1,015,077	2,192,553
Taicang Juren	—	—	158,639
Others	—	—	7,223
Total	1,079,882	1,015,077	2,358,415

Processing service received
Subsidiaries of Hebei Jinglong	14,735	8,438	110,972
Total	14,735	8,438	110,972

Purchase of equipment and building
Subsidiaries of Hebei Jinglong	2,543	—	2,621
Yangzhou Property	77,398	—	—
Total	79,941	—	2,621

Sales of equipment
Subsidiaries of Hebei Jinglong	—	—	3,722
Total	—	—	3,722

Provide entrusted loan
Yangzhou Property	40,000	40,000	40,000
Songgong Electronics	—	—	15,000
Longhai Property	—	—	15,000
Total	40,000	40,000	70,000

Provide Guarantee
Songgong Electronics	—	—	260,000
Saimei Ganglong	—	—	50,000
Total	—	—	310,000

Receive Guarantee
Hebei Jinglong	672,047	581,714	561,116
Yangzhou Property	80,000	80,000	80,000
Longhai Property	—	—	50,000
Total	752,047	661,714	691,116

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.    Related party transactions (continued)

As of December 31, 2016, the Group provided guarantees to Songgong Electronics and Saimei Ganglong for short-term borrowings with principal of RMB 260,000 and RMB 50,000, respectively, the Group provided no guarantees to related parties while as of December 31, 2014 and 2015. No amounts have been accrued as a loss contingency related to this guarantee because payment by the Group is not probable. The fair value of the guarantee as of December 31, 2016 was not material. In addition, in June 2013, the Group provided an entrustment loan to Yangzhou Property with a principal of RMB 40,000, with an annual interest rate of 6.6% and was due for repayment in one year.  In 2014, the repayment date for the entrustment loan was extended to June 8, 2015. In 2015, the repayment date for this loan is extended to June 10, 2016 with interest rate of 7%. And in 2016, the repayment date for this loan is extended to June 10, 2017 with interest rate of 7%. In August 2016, the Group provided an entrustment loan to Longhai Property with a principal of RMB 15,000, with an annual interest rate of 5.36%. In October 2016, the Group provided an entrustment loan to Songgong Electronics with a principal of RMB 15,000, with an annual interest rate of 5.36%. In 2014, the Group purchased a block of building from Yangzhou Property for a consideration of RMB 77,398, which was based on the fair value of the building. In 2015 and 2016, there were no such transactions. Meanwhile, the Group received guarantees from Yangzhou Property for a short-term borrowing with a principal of RMB 80,000, RMB 80,000 and RMB 80,000 in 2014, 2015 and 2016, respectively. The Group received guarantees from Longhai Property for a short-term borrowing with a principal of RMB nil, RMB nil and RMB 50,000 in 2014, 2015 and 2016, respectively.

The Group considers that these transactions were at market with prices comparable to other similar transactions with unrelated third parties.

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

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Group’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Group for the full stated purchase price of polysilicon or silicon wafers the Group is obligated to purchase each year, whether or not the Group actually purchases the contractual volume. In the years ended December 31, 2014 and 2015, the Company failed to perform purchase obligations of RMB 507 million and RMB 877 million, respectively, under a take-or-pay supply agreement with Hemlock. The Group and Hemlock signed a new multi-year supply agreement in October 2016, structured to purchase a certain amount of polycrystalline silicon products on a quarterly basis with “take or pay” supply agreements. While its take-or-pay arrangements pursuant to certain LTAs are characterized as unconditional purchase commitments which require disclosure under ASC 440-10-50-2 and 4, a separate assessment is performed to determine whether losses should be accrued on those inventory purchase commitments in accordance with ASC 330-10-35-17 to 18 (Refer to Note 2(g) Inventories and Note 7 Inventories).

In addition to the “take or pay” supply agreements, the Group has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on prevailing market price or relevant energy price index. Purchases made under “take or pay” agreements amounted to RMB 1,581,048, RMB 1,929,867 and RMB 2,200,230 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group’s future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.  Commitments and Contingencies (continued)

	“Take or pay” supply agreements	Total
	(in RMB)	(in RMB)
Twelve Months Ending December 31
2017	1,199,583	1,199,583
2018	856,581	856,581
2019	836,186	836,186
Total	2,892,350	2,892,350

* includes only purchase commitments with fixed or minimum price provisions.

In addition, the Group has also entered into other supply agreements with variable price provisions, under which the Group will purchase a certain amount of polycrystalline silicon products on a quarterly basis. The Group has committed to purchase polysilicon and silicon wafers with the quantity of 48,750 metric tons and 900 million pieces respectively during 2017 to 2026, which are with variable price provisions and not included in the above table.

Outstanding supplier advances made to suppliers with whom the Group has entered into “take or pay” arrangements amounted to RMB 341,447 and RMB 182,553 as of December 31, 2015 and 2016, respectively.

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

b)    Litigation regarding the long-term supply contract with Hemlock

The Group entered into the Original Supply Agreement with Hemlock in March 2011 and the agreement is structured as fixed price and quantity “take or pay” arrangement from 2013 to 2020. Under the Original Supply Agreement, the Group is required to make the advance payments and purchase a contracted minimum volume of polysilicon at predetermined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2013. Due to significant decrease of silicon price in the market and uncertainties brought by high anti-dumping and anti-subsidy tariff imposed after the supply contract was signed, the Group believes performance of the contract is commercially unreasonable and therefore, it did not make full advance payment and accept any delivery in 2013, 2014 and 2015. Although the Group was in the process of renegotiating with Hemlock and no written agreement had been reached as of December 31, 2014 and 2015, both parties continued to constructively dialogue to find a mutually satisfactory solution. In this regard, the Group, while concluding as noted above that accrual for the minimum purchases was not required, did accrue interest for the late payment according to the Original Supply Agreement term based on the fact that the Group did not order the minimum purchase and accept delivery and the Group did not make full advance payments as required. On March 31, 2015, Hemlock gave notice to the Group to terminate the Original Supply Agreement with immediate effect. Hemlock stated that the reason for the termination was an alleged breach of the supply contract by the Group and demanded that the Group pay US$921 million, which comprised of the remaining advance prepayments, take-or-pay for the period from 2013 to 2020 and the financial penalty for the late payments till March 31, 2015. After the notice was received, management had several runs of negotiation with Hemlock. Due to the fact that no written agreement has been reached as of December 31, 2014 and 2015, the Group continued to assess whether there would be loss on firm purchase commitments under Original Supply Agreement by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, and concluded that no loss provision under the Original Supply Agreement with Hemlock is required as of December 31, 2014 and 2015 (Refer to Note 7 Inventory). As of December 31, 2014 and 2015, full provision with the amount of RMB 63,331 (US$10.35 million) was provided against the prepayment balance to Hemlock under the long-term supply contract, and a total interest for late payment with the amount of RMB 303,380 was accrued as of December 31, 2015.

On April 18, 2016, the Group was served with court papers for a lawsuit brought by Hemlock against JA Yangzhou in the Supreme Court of the State of New York on January 20, 2015. Hemlock claimed damages in an amount to be proved at trial, of not less than US$921 million. After the court papers were received, the Group accelerated the negotiation with Hemlock and signed the Settlement Agreement and the New Supply Agreement with Hemlock in October 2016. According to the Settlement Agreement, Hemlock agrees not to commence any civil action against the Group in relation to the Original Supply Agreement signed in March 2011 unless the Group breaches the New Supply Agreement. Under the New Supply Agreement, the Group is required to purchase a certain amount of solar grade polycrystalline silicon products from Hemlock per quarter until October 31, 2026. After detailed assessment, the Group expects to fulfill the obligation under the New Supply Agreement. Thus, no contingent liability has been recorded as of December 31, 2016, and the total amount of accrued late payment interest of RMB 303,380 was reversed for the year ended December 31, 2016.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.  Commitments and Contingencies (continued)

c)    Operating lease commitments

As of December 31, 2016, the Group has several operating lease agreements to lease certain assets, including offices, dormitory and land. These non-cancelable operating leases expire from February 2017 to December 2020, with rental fees that approximates market rents.

Future minimum obligations for operating leases are as follows:

(in RMB)
2017	64,246
2018	43,146
2019	41,726
2020	510
Total	149,628

Rent expense under all operating leases was RMB 61,950, RMB 74,275 and RMB 78,255, for the years ended December 31, 2014, 2015 and 2016, respectively.

d)    Capital expenditure

As of December 31, 2016, the Group had contracted for capital expenditure on machinery and equipment of RMB 891,509.

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

As of December 31, 2016, there is no asset and liability that are measured at fair value on a recurring basis in periods subsequent to their initial recognition.

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 warrant derivatives for the year ended December 31, 2015 was as follows:

Balance at December 31, 2014	(105,785)
Unrealized gain included in change in fair value of warrant derivatives	39,593
Exchange loss	(5,045)
Balance at December 31, 2015	(71,237)

A summary of changes in Level 3 warrant derivatives for the year ended December 31, 2016 was as follows:

Balance at December 31, 2015	(71,237)
Unrealized gain included in change in fair value of warrant derivatives	70,882
Exchange loss	355
Balance at December 31, 2016	—

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

27.  Fair value measurements (continued)

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2016
Derivatives liabilities - warrants	74,014	39,593	70,882
Foreign exchange forward contracts not designated as hedging instruments	10,470	4,440	(22,037)
	84,484	44,033	48,845

28.  Segment information and operations by geographic area

In accordance with FASB ASC 280-010-50-22, the Group considers the financial information reviewed by our CODM or otherwise regularly provided to the CODM, to identify its operating segment and the measures of profit or loss and total assets for each segment. The specific items or accounts included in the measure of segment profit or loss reviewed by our CODM or are otherwise regularly provided to the CODM are: revenue from external customer, intersegment revenue, gross profit/(loss), interest income and expenses, and income/(loss) before income taxes.

The basis of accounting for recording revenue from external customer, intersegment sales and corresponding cost of revenues, interest income and expenses, and income/(loss) before income taxes is in conformity with the accounting policies used in the consolidated financial statements, and such segment financial information is prepared and disclosed in accordance with aforementioned accounting basis, is on the same basis by which the Company reports internally to its CODM.

The intersegment revenues from the sale of solar modules from manufacturing segment to solar projects segment were recorded based on amounts charged to the solar projects segment, which are generally determined using fair market price charged to independent third party customers. The corresponding cost of revenues related to intersegment revenues is recorded based on the actual costs of revenues incurred by the solar product manufacturing segment.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.  Segment information and operations by geographic area (continued)

With the growth of business of electricity generation in 2015, the CODM began to operate and manage its business by two segments — manufacturing segment and solar projects segment. The following table set forth the results of operations of the segments and reconciliation with consolidated results of operations for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31, 2016
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	15,580,576	156,300	—	15,736,876
Revenues—intersegment	974,835	—	(974,835)	—
Gross profit— third parties	2,225,215	68,326	—	2,293,541
Gross profit—intersegment	213,663	—	(213,663)	—
Depreciation, depletion, and amortization expense	(837,842)	(74,857)	—	(912,699)
Interest expense	(215,675)	(68,659)	—	(284,334)
Interest income	18,509	341	—	18,850
Income/(loss) before income taxes	1,106,227	(49,653)	(213,663)	842,911

Total assets	16,421,270	3,633,553	(1,023,567)	19,031,256

	Year Ended December 31, 2015
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	13,461,181	64,226	—	13,525,407
Revenues—intersegment	263,332	—	(263,332)	—
Gross profit— third parties	2,258,099	34,490	—	2,292,589
Gross profit—intersegment	59,599	—	(59,599)	—
Depreciation, depletion, and amortization expense	(771,986)	(25,685)	—	(797,671)
Interest expense	(218,759)	(30,623)	—	(249,382)
Interest income	25,321	250	—	25,571
Income/(loss) before income taxes	880,393	(48,992)	(59,599)	771,802

Total assets	15,318,101	1,277,414	(289,612)	16,305,903

	Year Ended December 31, 2014
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	11,295,523	—	—	11,295,523
Revenues—intersegment	690,593	—	(690,593)	—
Gross profit— third parties	1,756,495	—	—	1,756,495
Gross profit—intersegment	175,704	—	(175,704)	—
Depreciation, depletion, and amortization expense	(685,345)	—	—	(685,345)
Interest expense	(229,665)	—	—	(229,665)
Interest income	28,169	44	—	28,213
Income/(loss) before income taxes	701,363	(5,619)	(175,704)	520,040

Total assets	14,193,590	791,884	(501,696)	14,483,778

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.  Segment information and operations by geographic area (continued)

The following table summarizes the Group’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
China	3,741,732	5,819,828	8,080,921
Outside China:
Japan	3,852,572	2,437,507	1,401,243
Rest of the world	3,701,219	5,268,072	6,254,712
Total outside China	7,553,791	7,705,579	7,655,955
Total net revenue	11,295,523	13,525,407	15,736,876

The Group’s long-lived fixed assets with an amount of RMB 637,508 were located in Malaysia, and the rest are substantially located in China.

29. Certain risks and uncertainties

a)      Major customers

For the year ended December 31, 2014, 2015 and 2016, there is one customer located in Japan accounting for 28.8% , 12.5% and 4.0% of total revenue, respectively.

Accounts receivable from the 3 customers with the largest receivable balances represents 23% and 20% of the balance of accounts receivable at December 31, 2015 and 2016, respectively. As of December 31, 2016, the largest outstanding account receivable balance accounted for 10.8% of total accounts receivable balance and no other customer occupied over 10% of total accounts receivable balance. The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

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

c)      Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 1,798,414 and RMB 1,693,543 as of December 31, 2015 and 2016, respectively.

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

31. Share repurchase

On November 17, 2014, the board of directors of the Company approved US$90 million share repurchase program, which provided authorization to purchase up to US$90 million worth of our outstanding ADSs. During the year ended December 31, 2015, the Company repurchased 14,855,815 shares at a cost of US$22,441 (RMB 139,753). When the shares are repurchased for retirement, the excess of cost over par value is charged entirely to retained earnings/(accumulated deficit).

32.  Subsequent events

The Group has performed an evaluation of subsequent events through the date the consolidated financial statements were issued.

33.  Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 10,315,253 or 159.7% of the Company total consolidated net assets as of December 31, 2016. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, and if applicable, to the non-controlling interest.

34.  Additional information — condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from January 1, 2014 to December 31, 2016.

The subsidiaries did not pay dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2016.

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
	RMB	RMB	RMB

Revenues	—	—	—
Total operating expenses	(38,940)	(65,233)	(4,546)
Loss from operations	(38,940)	(65,233)	(4,546)
Change in fair value of derivatives	74,014	39,593	70,882
Share of income from subsidiaries	380,263	509,243	449,078
Foreign exchange gain	6,596	140,110	168,285
Other income	1,838	—	—
Income before income taxes	423,771	623,713	683,699
Net income	423,771	623,713	683,699
Net income attributable to JA Solar Holdings	423,771	623,713	683,699
Comprehensive income	423,771	623,713	683,699

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	December 31,	December 31,
	2015	2016
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,070	165
Total current assets	1,070	165
Investments in subsidiaries	3,458,210	3,274,607
Amount due from subsidiaries	2,684,130	3,313,761
Total assets	6,143,410	6,588,533

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables to subsidiaries and employees	131,424	—
Accrued and other liabilities	30,144	30,285
Derivatives liabilities - warrants	71,237	—
Total current liabilities	232,805	30,285
Long-term amount due to subsidiaries	90,910	97,118
Total liabilities	323,715	127,403

Commitments and Contingencies

Shareholders’ equity :
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 237,853,602 shares issued and outstanding as of December 31, 2015 and December 31, 2016)	176	176
Additional paid-in capital	5,649,304	5,651,557
Retained earnings	194,167	877,866
Accumulated other comprehensive loss	(23,952)	(68,469)
Total shareholders’ equity	5,819,695	6,461,130
Total liabilities and shareholders’ equity	6,143,410	6,588,533

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
	RMB	RMB	RMB
Cash flows from operating activities:
Net Income	423,771	623,713	683,699
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	4,985	3,681	420
Share of income from subsidiaries	(380,263)	(509,243)	(449,078)
Change in the fair value of derivatives	(74,014)	(39,593)	(70,882)
Exchange income	(11,636)	(150,686)	(168,270)
Changes in operating assets and liabilities:
Decrease in other current assets	1,374	2,257	—
(Decrease)/increase in other payables to subsidiaries and employees	(1,424)	10	(6,374)
Increase in accrued and other liabilities	7,843	18,690	141
Net cash used in operating activities	(29,364)	(51,171)	(10,344)

Cash flows from investing activities:
Loans repayment by subsidiaries	244,772	37,206	9,416
Net cash provided by investing activities	244,772	37,206	9,416

Cash flows from financing activities:
Proceeds from exercise of stock options	2,171	1,196	—
Proceeds from short-term loan from subsidiaries	—	125,050	—
Proceeds from issuance of ordinary shares upon exercise of warrants	286,747	—	—
Repurchase of ADS	—	(139,753)	—
Repayment of long-term loan from subsidiaries	(509,571)	(1,583)	—
Net cash used in financing activities	(220,653)	(15,090)	—
Effect of exchange rate changes on cash and cash equivalents	175	902	23
Net decrease in cash and cash equivalents	(5,070)	(28,153)	(905)
Cash and cash equivalents at the beginning of the year	34,293	29,223	1,070
Cash and cash equivalents at the end of the year	29,223	1,070	165