Form 20-F
period 2017-12-31
JA Solar Holdings Co., Ltd.
filed 2018-04-30
CIK 1385598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ms. Ying Li JA Solar Holdings Co., Ltd. Building No.8, Noble Center, Automobile Museum East Road Fengtai, Beijing 100070 The People’s Republic of China Tel: +86-10-63611888 Fax: +86-10-63611999
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

237,926,352 ordinary shares, par value US$0.0001 per share, as of December 31, 2017.

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

CERTAIN TERMS AND CONVENTIONS

Unless otherwise indicated, in this annual report:

•                  “ADS” refers to American depositary shares, each representing five ordinary shares of JA Solar, par value US$0.0001 per share;

•                  “Buyer Group” refers to  Holdco, Parent, Merger Sub, Mr. Baofang Jin, JASO Top and the Rollover Shareholders collectively;

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

•                  “Hebei Jinglong” refers to Jinglong Industry and Commerce Group Co., Ltd., which is controlled by the shareholders of Jinglong BVI;

•                  “Holdco” refers to JASO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

•                  “JA BVI” refers to JA Development Co., Ltd., our directly wholly-owned subsidiary, a British Virgin Islands company;

•                  “JA Donghai” refers to Donghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Dunhuang” refers to Dunhuang JA Solar Power Development Co., Ltd., our indirectly wholly-owned subsidiary in Gansu, China;

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

•                  “JA Hefei Technology” refers to Hefei JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Hefei, China;

•                  “JA Lianyungang” refers to Jing Hai Yang Semiconductor Material (Donghai) Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Solar,” “we,” “us,” “the company,” “the Company”, “our company” and “our” refer to JA Solar Holdings Co., Ltd. and, unless otherwise indicated or as the context may otherwise require, its predecessor entities and its consolidated subsidiaries;

•                  “JA Wafer R&D” refers to Donghai JA Solar Technology Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Yangzhou” refers to JA Solar Technology Yangzhou Co., Ltd., our indirectly wholly-owned subsidiary in Jiangsu, China;

•                  “JA Xingtai” refers to JA Solar (Xingtai) Co., Ltd., our indirectly wholly-owned subsidiary in Hebei, China;

•                  “JA Malaysia” refers to JA Solar Malaysia Sdn. Bhd., our indirectly wholly-owned subsidiary in Penang, Malaysia;

•                  “JASO Top” refers to JASO Top Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands company and wholly owned by Mr. Baofang Jin;

•                  “Jinglong BVI” refers to Jinglong Group Co., Ltd., a business company incorporated under the laws of the British Virgin Islands company and our largest shareholder;

•                  “Jinglong Group” refers to Hebei Jinglong and its consolidated subsidiaries;

•                  “Merger Sub” refers to JASO Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of Parent;

•                  “Parent” refers to JASO Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of Holdco;

•                  “price per watt” refers to the price of solar power products, respectively, relative to the number of watts of electricity a solar power product generates;

•                  “rated manufacturing capacity” refers to the total amount of solar power products that can be made by a manufacturing line per annum operating at its maximum possible rate and is measured in megawatts, or MW;

•                  “Rollover Shareholder” refers to Jinglong BVI, Mr. Chin Tien Huang, Ms. Pak Wai Wong, and Ms. Chi Fung Wong collectively;

•                  “RMB” and “Renminbi” refer to the legal currency of the PRC;

•                  “Solar Silicon Valley” refers to Solar Silicon Valley Electronics Science and Technology Co., Ltd., our indirectly wholly-owned subsidiary in Hebei, China;

•                  “U.S.” refers to the United States;

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                          SELECTED FINANCIAL DATA

The selected consolidated statements of operations data presented below for the years ended December 31, 2015, 2016 and 2017 and our balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in millions, except for share and per share data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Operations and Comprehensive Income/(Loss) Data:
Revenues
Solar modules	4,388	9,292	12,689	14,781	18,350	2,821
Solar cells and other products	2,414	1,848	762	800	905	139
Electricity generation	—	—	64	156	404	62
Solar products processing	381	156	10	—	—	—
Total revenues	7,183	11,296	13,525	15,737	19,659	3,022
Cost of revenues
Solar modules	(3,861)	(7,844)	(10,521)	(12,612)	(16,242)	(2,496)
Solar cells and other products	(2,270)	(1,602)	(675)	(743)	(865)	(133)
Electricity generation	—	—	(30)	(88)	(143)	(22)
Solar products processing	(290)	(93)	(7)	—	—	—
Total cost of revenues	(6,421)	(9,539)	(11,233)	(13,443)	(17,250)	(2,651)

Gross (loss)/profit	762	1,757	2,292	2,294	2,409	371

Operating expenses
Selling, general and administrative expenses	(765)	(954)	(1,245)	(1,058)	(1,514)	(232)
Research and development expenses	(88)	(140)	(149)	(176)	(160)	(25)
Loss from purchase commitments and contract termination costs	—	—	—	(149)	(16)	(2)
Impairment loss on property, plant and equipment	—	—	—
Impairment loss on project assets	—	—	(33)	(8)	(3)	(1)

Total operating expenses	(853)	(1,094)	(1,427)	(1,391)	(1,693)	(260)

(Loss)/income from operations	(91)	663	865	903	716	111

Change in fair value of derivatives	(52)	84	44	49	(2)	(1)
Convertible notes buy back loss	—	—	—	—	—	—
Interest expense	(285)	(230)	(249)	(285)	(324)	(50)
Interest income	17	28	26	19	17	3
Foreign exchange (loss)/gain	(44)	(62)	32	81	(70)	(11)
(Loss)/income from equity method investment	(2)	3	6	10	9	1
Other income, net	16	34	48	66	53	8

(Loss)/income before income taxes	(441)	520	772	843	399	61
Income tax benefit/(expense)	15	(73)	(157)	(123)	(99)	(15)

Net (loss)/income	(426)	447	615	720	300	46
Less: (earnings)/loss attributable to the noncontrolling interest	(3)	(23)	9	(36)	—	—
Net (loss)/income attributable to JA Solar Holdings	(429)	424	624	684	300	46
Less: fair value of warrants in excess of net proceeds of equity offering	(44)	—	—	—	—	—
Less: allocation of net income to a participating warrant holder	—	(77)	(108)	—	—	—
Net (loss)/income attributable to JA Solar’s ordinary shareholders	(473)	347	516	684	300	46
Net (loss)/income per share
Basic	(2.35)	1.43	2.12	2.92	1.28	0.20
Diluted	(2.35)	1.38	2.12	2.92	1.28	0.20
Net (loss)/income per ADS
Basic	(11.76)	7.17	10.59	14.59	6.40	0.98
Diluted	(11.76)	6.88	10.58	14.58	6.40	0.98

Weighted average number of shares outstanding:
Basic	201,317,884	242,192,859	243,506,821	234,290,842	234,331,621	234,331,621
Diluted	201,317,884	242,863,084	243,744,921	234,402,452	234,369,595	234,369,595

	As of December 31,
	2013	2014	2015	2016	2017
	(in millions)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,120	2,155	2,883	2,569	1,473	226
Total current assets	6,352	8,601	10,025	10,265	9,978	1,534
Total assets	11,882	14,484	16,306	19,031	20,832	3,202

Total current liabilities	5,041	6,580	7,175	8,651	9,965	1,532
Total long-term liabilities	2,137	2,437	3,214	3,919	4,101	630
Total liabilities	7,178	9,017	10,389	12,570	14,066	2,162
Total Shareholders’ equity	4,704	5,467	5,917	6,461	6,766	1,040
Common share capital	170	186	176	176	176	27
Common shares outstanding	227,499,837	252,301,917	237,853,602	237,853,602	237,926,352	237,926,352

	Year ended December 31,
	2013	2014	2015	2016	2017
Operating Data:
Products sold (in MW)	2,072.0	3,057.9	3,937.9	4,920.4	7,501.1	—
Average PV cells selling price per watt (in RMB)	2.4	2.3	1.9	1.8	1.3	0.19
Average PV modules selling price per watt (in RMB )	4.0	3.9	3.5	3.2	2.6	0.39

Exchange Rate Information

Our functional currency is Renminbi. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Except as otherwise stated in this annual report, all amounts in this annual report have been translated from RMB to U.S. dollars and from U.S. dollars to RMB at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4774	6.9575
October	6.6328	6.6254	6.5712	6.5633
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April (through April 20, 2018)	6.2945	6.2859	6.2655	6.3045

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

Our business is sensitive to domestic and global economic conditions. The global macroeconomic environment is facing new challenges, including the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone since 2014. The growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth stayed stable at 6.9% in 2017. The Chinese economy was on a bumpy road over the past few years, demonstrated by various factors such as the stock market volatility and RMB depreciation. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to high volatility.

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

We generate a significant portion of our revenues from sales to customers located outside of China and our customer mix varies geographically from period to period. Trade barriers, such as tariffs, taxes, duties, restrictions and expenses, have adversely affected, and may continue to adversely affect, our ability to export our products to customers in certain countries, especially the European Union and the U.S. For the years ended December 31, 2015, 2016 and 2017, we generated 10.1%, 4.0% and 8.0%, respectively, of our revenue from sales to customers located in the European Union, and during the same periods, we generated 4.0%, 10.0% and 13.4%, respectively, of our revenue from sales to customers located in the U.S.

On September 6, 2012 and November 8, 2012, respectively, the European Commission announced the initiations of anti-dumping and anti-subsidy investigations regarding crystalline silicon PV modules and key components (i.e., cells and wafers) originating from China into the European Union. On June 4, 2013, the European Commission announced that it would, from June 6, 2013, impose a provisional anti-dumping duty, or AD, of 11.8% to all solar panels, cells and wafers imported from China into the European Union. This provisional AD at 11.8% lasted until August 6, 2013. The European Commission made its decision after forming the opinion that Chinese solar companies in general were selling solar panels to European customers at prices that were far below their normal market value. The PRC Ministry of Commerce, or MOFCOM, refuted the finding by the European Commission. On August 2, 2013, the European Commission accepted a price undertaking offered by Chinese companies exporting solar panels, represented by China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Under such undertaking, crystalline silicon PV modules and key components (i.e., cells) originated in or consigned from China are sold to the European Union above fixed floor prices and subject to quota limitation. Companies that accept such fixed floor prices and quota limitation will not be subject to any anti-dumping and anti-subsidy tariffs. We previously accepted such undertaking and were subject to fixed floor prices and quota limitation. Such fixed floor prices have increased our selling price and had an adverse effect on our ability to secure orders from customers in the European Union.

Above measures expired when the EU Commission imposed a definitive antidumping duty and a countervailing duty for a period of 18 months on solar cell and module from China on March 1, 2017 following an expiry review investigation. ( the “AD and CVD Regulation”). The AD and CVD Regulation provided for a new MIP mechanism that importation below new MIP shall be subject to duties unless qualified Chinese exporters selling at a price higher than new MIP. Although JA Solar has such qualification thus can choose to sell above new MIP without duties or below new MIP with duties, the new MIP have increased our selling price still and had a continuous diverse effect on our ability to secure orders from the customers in the European Union.

On May 29, 2015, the European Commission opened two investigations into claims that the duties in force for crystalline silicon PV modules or panels from China are being circumvented by transshipment via Taiwan and Malaysia. Circumvention has been found and the European Commission extended the duties in force against China to solar panels and solar cells consigned from Taiwan and Malaysia. On February 11, 2016, the European Commission reached the definitive conclusion of this investigation. According to the definitive conclusion, AD of 53.4% and CVD of 11.5% which are applicable to the imports of crystalline silicon PV modules or panels and cells of the type used in crystalline silicon PV modules or panels from China also extended to imports of crystalline silicon PV modules or panels and cells of the type used in crystalline silicon PV modules or panels consigned from Malaysia and Taiwan whether declared as originating in Malaysia and Taiwan or not.

Furthermore, in December 2012, the U.S. Department of Commerce, or DOC, issued its final determination to impose AD and countervailing duties, or CVD, on crystalline silicon PV cells, whether or not assembled into modules from the PRC, as well as modules assembled from those cells that are exported to the U.S. The combined AD/CVD rate applicable to us was 29.18% when the final order was issued in December 2012. The DOC conducts annual administrative review of the AD/CVD rate that is applicable during the previous year, and based on the updated rate, the U.S. customs adjusts the tariffs paid by the affected companies by refunding the overpayment and requesting payment of the deficiency. In February 2014, DOC initiated its first annual administrative review of the anti-dumping tariff applicable from May 25, 2012 to November 30, 2013 and the anti-subsidy tariff applicable from March 26, 2012 to December 31, 2012. The AD/CVD rate applicable to us remained 29.18% after the first annual review. On August 4, 2015, the U.S. Trade Representative instructed the DOC to implement its determinations under section 129 of the Uruguay Round Agreements Act, which lowered the AD/CVD rate from 29.18% to 28.42%. In February 2015, DOC initiated its second annual administrative review of the anti-dumping tariff applicable from December 1, 2013 to November 30, 2014 and the anti-subsidy tariff applicable from January 1, 2013 to December 31, 2013. We were the mandatory respondent in the second administrative review of the anti-subsidy tariff. The AD/CVD rate applicable to us was 27.72% until the release of the final determination of the third annual administrative review. In February 2016, DOC initiated its third annual administrative review of the anti-dumping tariff applicable from December 1, 2014 to November 30, 2015 and the anti-subsidy tariff applicable from January 1, 2014 to December 31, 2014. The AD/CVD rate applicable to us recently is 27.02%. In February 2017, DOC initiated its fourth annual administrative review of anti-dumping tariff applicable from December 1, 2015 to November 11, 2016 and the anti-subsidy tariff applicable from January 1, 2015 to December 31, 2015. The final determination is expected to be released in June 2018. If the final determination resulted in a rate higher than 27.02%, we will be obligated to pay for the difference between the final rate and 27.02% for products exported during the review period. In February 2018, DOC initiated its fifth annual administrative review of anti-dumping tariff applicable from December 1, 2016 to November 11, 2017 and the anti-subsidy tariff applicable from January 1, 2016 to December 31, 2016. We are participating in the fifth annual review process.

In January 2014, DOC initiated a parallel anti-dumping investigation on imports of certain crystalline silicon PV products from China and Taiwan and a parallel anti-subsidy investigation on imports of certain crystalline silicon PV products from China. On December 23, 2014, DOC announced its final affirmative determinations that imports of certain crystalline silicon PV products from Taiwan have been sold in the U.S. at dumping margins ranging from 11.45% to 27.55%. The AD/CVD rate was also subject to annual administrative review. In February 2016, DOC initiated its first annual administrative review of the anti-dumping tariff applicable from July 31, 2014 to January 31, 2016 and its second annual administrative review of the anti-dumping tariff applicable from February 1, 2016 to January 31, 2017. If the final determination resulted in a  higher rate, we will be obligated to pay for the difference between the final rate and the rate applied for products exported during the review period. Certain of our PV modules have been imported to the U.S. were assembled from PV cells supplied by a Taiwan-based supplier. The AD rate applicable to such Taiwan-based supplier was 11.45% and is currently 4.2%. If the final determination resulted in a rate higher than 4.2%, we will be obligated to pay for the difference between the final rate and 4.2% for products using such supplier’s PV cells. The final determination of the first review will be released in the middle of 2018.

On January 23, 2018, the U.S. President issued a proclamation that imposes a safeguard measure on imports of certain photovoltaic cells and modules, including those from China and South Asia. The safeguard duties will last for 4 years from February 7, 2018 at a rate of 30% for the first year, 25% for the second year, 20% for the third year and 15% for the fourth year. Our production both in and outside China were covered by this measure and thus we suffer diverse effect on our ability to secure orders from the customers in the U.S.

The parallel AD/CVD rate applicable to us and above safeguard measure has had and will continue to have an adverse effect on our sales to the U.S., and our ability to continue sourcing cells from suppliers overseas (including Taiwan) for our modules to be sold to the U.S. is also limited. The annual administrative review process has created great uncertainty on the amount of tariffs paid by us, thus continuing to have an impact on our sales to the U.S.

We are actively taking measures to alleviate the negative effects caused by the tariffs, including exploring new markets and securing additional orders from customers located outside of the U.S. and the European Union. However, if our efforts to develop new markets fail and we are not able to gain additional orders from other customers to replace orders from those in the European Union and the U.S., our revenue could be materially and adversely affected.

Australia has also initiated anti-dumping investigations against crystalline silicon solar panels imported from China. On October 6, 2015, the Australian Anti-dumping Commission decided to terminate this investigation and did not impose any anti-dumping tariffs on imported solar panels. The final determination was revoked by Australia Anti-Dumping Review Panel on January 8, 2016 and the investigation was resumed in 2016. After re-investigation, the Australian Anti-dumping Commission announced on October 18, 2016 to terminate such investigation on the ground that the damages caused by PV products imported from China are negligible.

On December 5, 2014, Canada initiated anti-dumping and countervailing investigations on imports of crystalline silicon PV modules from China. Based on the final determination issued by Canada Border Services Agency on June 3, 2015. JA Hefei Technology was determined to be subject to an AD rate of 48.4% and a CVD rate of RMB0.011 per watt.

On July 1, 2016, Turkey’s Ministry of Economy initiated an anti-dumping investigation on imports of crystalline silicon PV modules from China. The final result was announced on April 1, 2017. Turkey’s Ministry of Economy decided to impose anti-dumping tariffs on solar panel (PV module) products exported from China for a period of five years. The tax rates applicable to Chinese exporters of solar panel range from US$20 per square meter to US$25 per square meter.

On July 21, 2017, Indian Department of Commerce (Directorate General of Anti-Dumping & Allied Duties, Ministry of Commerce & Industry) initiated an anti-dumping investigation concerning imports of  “Solar Cells, whether or not assembled partially or fully in modules or panels or on glass or some other suitable substrates”  originating in or exported from China and Malaysia. We submitted the exporter’s questionnaire in September, 2017 and participated the verification dated from January 4 to January 6, 2018. On March 23, 2018, Indian Ministry of Commerce & Industry determined to terminate the investigation.

On December 19, 2017, Indian Ministry of Finance (Directorate General of Safeguards, Customs and Central Excise) initiated a safeguard investigation concerning import of “Solar Cells, whether or not assembled in modules or panels.” On January 5, 2018, Indian Ministry of Finance recommended a provisional safeguard duty at the rate 70% ad valorem on the imports of solar cells whether or not assembled in modules or panels. The final decision is not reached yet. We are participating the joint defense led by CCCME.

Furthermore, we import some of our raw materials, including polysilicon, from suppliers located outside of China, such as the European Union, the U.S. and South Korea. MOFCOM initiated investigations on solar grade polysilicon imported from the U.S. and the European Union in July 2012 and November 2012, respectively. In July 2013, MOFCOM announced a preliminary ruling that it found exporters in the U.S. and South Korea dumped their products on the PRC market and caused material harm to China’s domestic solar industry and decided that it planned to impose provisional AD on solar-grade polysilicon imported from the U.S. and South Korea. In January 2014, MOFCOM upheld its previous ruling that investigated products from South Korea and the U.S. are subject to import tariffs at different rates with the highest rate being 48.7% and 57%, respectively. South Korean polysilicon producer OCI Company Ltd., or OCI, is one of our main suppliers and its products are subject to a tariff of 2.4%. On March 18, 2014, MOFCOM and Wacker Chemie AG, or Wacker, one of our main suppliers, reached an understanding concerning the export of polysilicon by Wacker to China. Pursuant to such understanding, Wacker undertook not to sell polysilicon produced at its European plants to China below a specific minimum price, in return, Wacker was exempt from AD and CVD imposed by MOFCOM. Various import tariffs and limitations imposed on foreign polysilicon suppliers may lead to the increased prices of products from domestic suppliers in the future. We may not be able to pass on such cost increase to our customers, and our earnings may be negatively affected. For 2015, 2016 and 2017, we sourced 98.0%, 87.9% and 72.0%, respectively, of our polysilicon purchases from suppliers located in the European Union and South Korea. On November 22, 2016, MOFCOM initiated a mid-term review of anti-dumping measures applicable to imported solar grade polysilicon originating in South Korea. The final result of the investigation was released on November 22, 2017, the investigated Korean enterprises are subject to AD rates ranging from 4.4% to 113.8%.

In addition, there have been trade fractions between U.S. and China recently. If the situation deteriorates, we may face more uncertainties in terms of international trade and our results of operation may be adversely affected.

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

We have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due, ultimately increasing our accounts receivable and exposure to credit risks of our customers. Some of our customers are new customers with whom we have not historically had extensive business dealings. Starting from May 2011, we began to insure part of our overseas sales through China Export & Credit Insurance Corporation, or Sinosure. As of December 31, 2017, 42.3% of our total overseas accounts receivable was insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered or that Sinosure will be able to make payments on our claims. Our balance of provision for doubtful accounts was  RMB259.8 million, RMB188.3 million and RMB227.8 million (US$35.0 million) in 2015, 2016 and 2017, respectively. During the year ended December 31, 2017, for sales of solar modules, we generally provide credit terms of up to 180 days to customers with good credit-worthiness as determined by our credit assessment. The failure of any of our new or existing customers to meet their payment obligations would deteriorate our working capital and materially and adversely affect our financial position, liquidity and results of operations.

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

Historically, revenues from customers in China represented a significant portion of our overall revenues. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China and our revenues from customers outside China have remained above 51.5% of our total revenues. We have expanded our sales network to over ninety countries over the world, including the U.S., Japan, United Kingdom and India, and established our manufacturing facilities in Malaysia and Vietnam. We also plan to continue expanding our business in the overseas market. The stability and viability of any existing, new or potential overseas markets are subject to many uncertainties and may expose us to a number of risks, including:

•                  trade barriers such as export requirements, tariffs, taxes, foreign exchange restrictions and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•                  fluctuations in currency exchange rates and potential loss in foreign currency conversion;

•                  difficulty in engaging distributors and other appropriate partners who are knowledgeable about, and can function effectively in, overseas markets, and maintaining good cooperative relationships with them;

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

•                  failure to win a competitive bidding for new projects;

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

If we fail to address the above risks and uncertainties, our costs may be increased and construction of our projects may be delayed or even canceled; therefore, our financial condition, results of operations and growth prospects may be materially and adversely affected.

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

Due to various reasons, such as a mismatch between output and demand of power and the grid’s dispatch among different sources of energy within its network, the electricity generated by our solar power plants may be prevented from feeding into the grid even if our solar power plants are connected to the transmission grid. Grid curtailment exists in both China and foreign countries, such as Japan. Grid curtailment also varies among different regions in China, but mainly occurring in China’s northwest regions, such as Gansu and Qinghai provinces. As a result, our project sales price could be materially and adversely affected, the electricity that has already been generated will be wasted and we will not generate revenue from electricity generation, we may also be forced to reduce our output, all of which will significantly affect our results of operations.

Solar power plants can only receive government subsidies after they are listed in the Subsidy Catalog.

With respect to our solar power projects in China, our rights to receive central government subsidies can only be realized when the solar power projects are listed in the Renewable Energy Electricity Subsidy Catalog, or the Subsidy Catalog, issued by the Ministry of Finance, or MOF, the National Development and Reform Commission, or NDRC, and the National Energy Administration, or NEA, from time to time. In order to be included in the Subsidy Catalog, applications should be made with the local counterparts of MOF, NDRC and NEA, which will conduct a preliminary review of the solar power projects and then report to the MOF, NDRC and NEA through their respective internal reporting channel. The MOF, NDRC and NEA will then conduct their review and determine whether to list the projects in the Subsidy Catalog.

On August 24, 2016, the MOF, NDRC and NEA published the 6th Subsidy Catalog. One of our solar power plants is included in the 6th Subsidy Catalog. Two of our solar power plants have applied for being listed in the 7th Subsidy Catalog, which has not been published yet. As of December 31, 2017, we had RMB394.2 million (US$60.6 million) in accounts receivable, representing unpaid subsidies to be paid. If we cannot receive subsidies for our projects as expected, our financial condition may be materially adversely affected.

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

In order to secure adequate and timely supply of polysilicon and silicon wafers, we entered into a number of long-term supply agreements for polysilicon, ingots and wafers with a limited number of suppliers. Some agreements provide for fixed pricing or pricing adjustable within a relatively small range of plus or minus 5% to 10%, substantial prepayment obligations, and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. Since the second half of 2008, the prices of polysilicon and silicon wafers have fluctuated significantly due to the overall volatile market condition. In this regard, we have renegotiated the unit price and volume terms of many of our long-term supply agreements and have entered into amendments for many of them, but we may not always adjust terms to fully take advantage of market changes. In view of the significant volatility of the polysilicon prices during the past few years, we plan to continue to renegotiate the unit price and volume terms of our long-term supply agreements, but if prices of polysilicon or silicon wafers we pay to our suppliers continue to be higher than the market prices after such re-negotiations, we may be placed at a competitive disadvantage versus our competitors, and our cost of revenues as well as profitability would be materially and adversely affected. In addition, if demand for our solar power products decreases and such agreements require us to purchase more raw materials than required to meet our demand, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flow; or if we fail to resell the raw materials at a price higher than our purchase price, our results of operations may be materially and adversely affected. To the extent we are not able to pass these increased costs to our customers, our business and results of operations may also be materially and adversely affected.

In order to settle the lawsuit brought by Hemlock Semiconductor Pte. Ltd., or Hemlock, against JA Yangzhou with respect to a long-term supply agreement, or the Original Supply Agreement, dated as of May 4, 2011, as amended, by and between Hemlock and JA Yangzhou, JA BVI, JA Yangzhou and Hemlock Semiconductor Operations LLC, or Hemlock Operations, entered into a new long-term supply agreement, or the New Supply Agreement, on October 31, 2016, under which we agreed to purchase a certain amount of solar grade polycrystalline silicon products from Hemlock Operations on a quarterly basis until October 31, 2026. If we breach any of our obligations under the New Supply Agreement, we may be subject to claims brought by Hemlock. As a result, our ability to renegotiate the unit price and volume may be limited and our business and results of operations may be materially and adversely affected if we breach any of our obligations under the New Supply Agreement.  We fulfilled the obligation under the New Supply Agreement and did not record any contingency liabilities as of December 31, 2017.

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

We expect that we will need a significant amount of cash to fund our future capital expenditures. Besides capital expenditures, we have significant working capital commitments because suppliers of silicon wafers and polysilicon usually require us to make prepayments in advance of shipments. Future acquisitions, market changes or other developments may also cause us to require additional funds. Historically, we have relied on equity and debt offerings, borrowings and operating cash flow to finance our capital expenditure and working capital requirements. If we cannot generate sufficient operating cash flow to fund our capital expenditure and working capital needs, we may seek to sell additional equity or debt securities or borrow from lending institutions, which may not be available when needed. Our existing borrowings may decrease if our existing loans are canceled or not renewed. Since the end of 2016, approximately RMB1,428.2 million (US$219.5 million) of our borrowings matured and were not extended or renewed. See “Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.”

In addition, we require our customers to make prepayments to us to help us reduce the amount of funds that we need to finance our working capital requirements. The balance of prepayments we received from our customers decreased from RMB691.9 million as of December 31, 2015 to RMB610.7 million as of December 31, 2016, and increase to RMB719.0 million (US$110.5 million) as of December 31, 2017.

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

As of December 31, 2017, our short-term borrowings and current portion of long-term borrowings were RMB2,910.9 million (US$447.4 million) and RMB996.0 million (US$153.1 million), respectively, and our long-term borrowings (excluding current portions) were RMB2.1 billion (US$0.3 billion).

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

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. Banks may lower our credit lines or reject our loan applications, and we cannot assure you that our existing credit facilities will not be canceled, or will be renewed in the future on reasonable commercial terms or at all. As a result, we may not generate or obtain sufficient cash flow to meet our anticipated operating expenses and to service our debt obligation as they become due. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

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

A significant portion of our revenues is derived from a small number of customers. Our three largest customers for the three years ended December 31, 2015, 2016 and 2017 accounted for 23.3%, 14.6% and 14.4%, respectively, of our total revenues.

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

From time to time, we may enter into bank loans secured by our real property or other assets. For example, our long-term borrowing of RMB84.0 million (US$12.9 million) and short-term borrowings of RMB44.9 million (US$6.9 million) from Industrial and Commercial Bank of China was secured by certain of our buildings and land use right in Shanghai Jinglong Solar Technology Co., Ltd., or JA Jinglong. Our long-term loan of RMB 1,152.0 million (US$177.1 million) from Industrial and Commercial Bank of China entrusted by Hefei High-Tech Industrial Development Zone Management Co., Ltd. was secured by the buildings, machineries and equipment and construction-in-progress and land use rights owned by JA Hefei Technology and all of the equity interests in JA Hefei Technology. Our long-term borrowing of RMB504.0 million (US$77.5 million) from Industrial and Commercial Bank of China was secured by project assets of JA Dunhuang. Our long-term borrowing of RMB235.5 million (US$36.2 million) from Industrial and Commercial Bank of China was secured by our project assets. Our long-term borrowing of RMB12.5 million (US$1.9 million) from 77 Bank was secured by our project assets. Our long-term bank borrowing of RMB232.9 million (US$35.8 million)  from China Merchants Bank was secured by the project assets and all of the equity interests in JA Solar PV Electric (Datong) Co, Ltd. Our long-term borrowing of RMB150.0 million (US$23.1 million) from Bank of Tianjin was secured by the buildings and land use rights of JA Solar (Xingtai) Co., Ltd., or JA Xingtai. Our short-term loan of RMB45.0 million (US$6.9 million) from China Construction Bank was secured by buildings and land use right in JA Lianyungang. Our short-term borrowing of RMB200.0 million (US$30.7 million) from the Industrial and Commercial Bank of China was secured by certain of our buildings in Shanghai JA Solar PV Technology Co., Ltd. Our short-term bank borrowing of RMB49.0 million (US$7.5 million) from China Construction Bank was secured by the building of JA Yangzhou. Our short-term bank borrowing of RMB47.0 million (US$7.2 million) from Shanghai Pudong Development Bank was secured by the land use rights of Donghai District Longhai Property Co., Ltd. Our short-term bank borrowing of RMB35.0 million (US$5.4 million) from Bank of Jiangsu was secured by the building and land use rights owned by JA Donghai. Our short-term bank borrowing of RMB7.1 million (US$1.1 million) from China Merchants Bank was secured by the project assets. Our short-term bank borrowing of RMB210.1 million (US$32.3 million) from Agricultural Bank of China was secured by the accounts receivable of JA Hebei. Our short-term bank borrowing of RMB50.0 million (US$7.7 million) from China Everbright Bank was secured by the land use rights of JA Hebei. Our short-term bank borrowing of RMB156.1 million (US$24.0 million) from Maybank was secured by the machineries and equipment, and construction-in-progress owned by JA Malaysia. We cannot assure you that we will not be requested by the mortgagees to provide additional collateral to bring the value of the collateral to the level required by the mortgagees. If we fail to provide additional collateral, the mortgagees will be entitled to require the immediate repayment by us of the outstanding loans, otherwise, the mortgagees may auction or sell our mortgaged assets and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying borrowings. Furthermore, we may be subject to liquidated damages pursuant to relevant mortgage contracts. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

If we fail to adequately protect our intellectual property rights, our business and results of operations could be materially and adversely affected.

Given the importance of intellectual property to our business, we rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of this annual report, we have a total of 386 issued patents and 55 pending patent applications in China. However, we cannot assure you that the steps which we have taken will be sufficient to protect our intellectual property rights or that third parties would not infringe upon or misappropriate any such rights. Moreover, it is costly to litigate in order to protect any of our intellectual property rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our self-owned products, the future financial condition and the ability to develop our business could be materially adversely affected.

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

As of March 31, 2018, we have granted options to purchase 23,299,000 ordinary shares and awarded 4,402,000 restricted share units to a number of our directors, employees and consultants, pursuant to our 2006 stock incentive plan, or 2006 Plan, and the 2014 stock incentive plan, or 2014 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.” As a result of these grants and potential future grants, we have incurred, and will incur in future periods, significant share-based compensation expenses. In accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees, we are required to account for compensation costs for all restricted share units and share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations and comprehensive income/loss in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with administrating share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we stop granting options, or reduce the number of options granted, under our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. In addition, the decline in the price of our ADSs representing our ordinary shares below the exercise price of many of the previously granted options has lessened the effectiveness of the options as a means to retain the services of the option holders. As a result, we have granted more stock options to certain individuals and will continue to grant employee share options or other share-based compensation in the future that may adversely affect our net income/loss.

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

We were previously involved in two putative securities class actions and were able to reach an agreement to settle the lawsuits. We were also previously named as a defendant in a lawsuit brought by Hemlock and we were able to settle the lawsuit with Hemlock by entering into a New Supply Agreement. During the process, we incurred significant legal expenses and allocated management time and attention to the litigations. If we breach any of our obligations under the New Supply Agreement, we may again be subject to claims brought by Hemlock. We may also face other legal actions that may take place from time to time in the future, and we may continue to incur significant legal expenses and allocate management time and attention to the legal actions, all of which could harm our business.

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

A significant portion of our business operations is conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Natural disasters, acts of war, political unrest and epidemics, which are beyond our control, may adversely affect the economy, infrastructure and livelihood of the people of the PRC. Some cities in the PRC are particularly susceptible to floods, earthquakes, sandstorms and droughts. In 2016, a massive flood hit Xingtai, Hebei where one of our manufacturing facilities was located. Although our operations were not adversely affected by such massive flood, we cannot assure you that our business, financial condition and results of operations would not be materially and adversely affected if such natural disasters were to reoccur in the future. Political unrest, acts of war and terrorist attacks may cause damage or disruption to us, our employees, our facilities, the sales channels operated by authorized third-party retailers of us and our markets, any of which could materially and adversely affect our sales, overall operating results and financial condition. The potential for war or terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict. In addition, certain Asian countries, including the PRC, have encountered epidemics such as SARS, incidents of the avian flu, the H1N1 flu or the H7N9 flu. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in the PRC. A recurrence of an outbreak of SARS, avian flu, the H1N1 flu, the H7N9 flu or any other similar epidemic, could cause a slowdown in the levels of economic activity generally, which could in turn adversely affect our results of operations.

Price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2015, 2016 and 2017 were 1.4%, 2.0% and 1.6%, respectively. The year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China. Because we conduct manufacturing and purchase raw materials primarily from suppliers in China, price inflation increases the costs of labor and raw materials for manufacturing and risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Although we have started the process and will continue to gradually automate our production lines in order to reduce the impact of increases in labor cost in the long run, inflation in China may still weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council in the future, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

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

As a holding company, we depend on receipt of dividends and the interest and principal payments on intercompany loans or advances from our subsidiaries to satisfy our obligations. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to us is subject to, among other things, distributable earnings, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, applicable laws and restrictions contained in the debt instruments or certain PRC project loan agreements. Pursuant to such PRC project loan agreements, some of our PRC subsidiaries are restricted from distributing dividends or making other distributions to us unless such loans are paid off, the certain financial requirement is met, if any, or otherwise consent is obtained from the relevant lenders entering into such project loan agreements. These restrictions could limit the ability of our subsidiaries to pay dividends.

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

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to be registered with PRC governmental authorities, including SAFE. To utilize the proceeds of any equity or debt offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loan from offshore companies to our PRC subsidiaries is subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, or FIEs, to finance their activities must be registered with SAFE.

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

The Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, imposes a unified enterprise income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions.  Among others, certain enterprises may enjoy a preferential tax rate of 15% under the CIT Law if they qualify as an advanced and new technology enterprise, or an ANTE, subject to certain general factors described therein. A number of our PRC subsidiaries, such as JA Hebei, JA Yangzhou, JA Lianyungang, JA Fengxian, JA Hefei Technology, JA Wafer R&D and JA Xingtai are entitled to enjoy a preferential tax rate of 15% due to their qualification as ANTE. The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years.

In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and was entitled to the preferential income tax of 15% from 2010 to 2012. In March 2014, JA Hebei was again recognized as an ANTE under the new CIT Law and was entitled to the preferential income tax of 15% from 2013 to 2015. In November 2016, JA Hebei was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2016 to 2018. In August 2011, JA Yangzhou was recognized by the Chinese government as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013. In August 2014, JA Yangzhou was again recognized as an ANTE under the new CIT Law and was entitled to the preferential income tax of 15% from 2014 to 2016. In December 2017, JA Yangzhou was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2017 to 2019. In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013. In October 2014, JA Lianyungang was again recognized as an ANTE under the new CIT Law and was entitled to the preferential income tax of 15% from 2014 to 2016. In December 2017, JA Lianyungang was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2017 to 2019. JA Fengxian was recognized as an ANTE and was entitled to the preferential income tax of 15% from 2011 to 2013. JA Fengxian had chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In September 2014, JA Fengxian was again recognized as an ANTE under the new CIT Law and was entitled to the preferential income tax of 15% from 2014 to 2016. In October 2017, JA Fengxian was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2017 to 2019. JA Wafer R&D was recognized by the Chinese government as an ANTE and was entitled to the preferential income tax of 15% from 2012 to 2014. In 2015, JA Wafer R&D’s recognition as an ANTE expired. In November 2016, JA Wafer R&D was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2016 to 2018. In October 2016, JA Hefei Technology was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2016 to 2018. In July 2017, JA Xingtai was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2017 to 2019. JA Hebei, JA Yangzhou, JA Lianyungang, JA Fengxian, JA Hefei Technology, JA Xingtai and JA Wafer R&D are collectively referred to as ANTE Entities.

Furthermore, under the CIT Law, certain entities that operate solar power plants, or Solar Power Plant Entities, may be entitled to a three-year CIT exemption starting from the first year when the revenues are generated from sales of electricity and a 50% CIT reduction, effectively 12.5%, for the succeeding three years thereafter for the revenues generated from investing and operating in the qualified public basic infrastructure projects as specified therein, or three-year CIT exemption and three-year 50% CIT reduction. A number of our PRC subsidiaries, including JA Dunhuang, Jiuzhou Fangyuan New Energy (Xinjiang) Co., Ltd., or Jiuzhou Xinjiang, Jingneng New Energy Development (Lincheng) Co., Ltd., or Lincheng Jingneng, JA Solar PV Electric (Linzhou) Co., Ltd., or JA Linzhou, JA Solar PV Electric (Datong) Co., Ltd., or JA Datong, JA Solar PV Electric (Hefei) Co., Ltd., or JA Hefei Electric, JA Solar PV Electric (Yanchi) Co,. Ltd., or JA Yanchi, JA Solar PV Electric (Jarud) Co., Ltd., or JA Jarud, JA Solar New Energy Electric (Chifeng) Co., Ltd., or JA Chifeng, JA Solar PV Electric (Xingtai) Co., Ltd., or JA Xingtai Electric,  JA Solar PV Electric (Shexian) Co., Ltd., or JA Shexian, JA Solar PV Electric (Laiwu) Co., Ltd., or JA Laiwu, Jingneng PV Electric (Zhengding) Co., Ltd., or JA Zhengding, Jingneng Solar PV Electric (Daqing) Co., Ltd., or JA Daqing, and Jingneng New Energy Development (Renxian) Co., Ltd., or JA Renxian Electric are entitled to such preferential tax treatment.

JA Dunhuang started generating revenues from sales of electricity since 2015 and is entitled to the three-year tax exemption and three-year 50% CIT reduction from 2015 to 2020. Jiuzhou Xinjiang, Lincheng Jingneng, JA Linzhou, JA Datong, JA Hefei Electric, JA Yanchi, JA Jarud and JA Chifeng started generating revenues from sales of electricity since 2016 and are entitled to the three-year CIT exemption and three-year 50% CIT reduction from 2016 to 2021. JA Xingtai Electric, JA Shexian, JA Laiwu, JA Zhengding, JA Daqing and JA Renxian started generating revenue from the sale of electricity since 2017 and are entitled to the three-year tax exemption and three-year 50% CIT reduction from 2017 to 2022.

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

On February 3, 2015, the State Administration of Tax issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfers of Properties by Non-Resident Enterprises, or Circular 7. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or another person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

In June 2007, the PRC government promulgated a new labor law, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law was further amended on December 28, 2012 which became effective on July 1, 2013. Labor Contract Law and its amendment impose greater liabilities on employers and significantly increase the cost of an employer’s decision to reduce its workforce. Furthermore, it requires certain terminations to be based upon the duration of employment and not the merits of employees. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, SAFE issued the Circular on the Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular 75, which is now replaced by the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE on July 4, 2014. According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or another material events. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which took effect on June 1, 2015.  SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

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

Since 2007, SAFE has implemented rules requiring PRC residents who participate in employee stock option plans of overseas publicly listed companies to register with SAFE or its local office and complete certain other procedures. Effective on February 15, 2012, SAFE promulgated the Circular on the Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or SAFE Notice 7. Under SAFE Notice 7, PRC residents who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. PRC residents include directors, supervisors, management and employees of PRC domestic companies specified in the Administrative Regulations of the People’s Republic of China on Foreign Exchange, regardless of nationality. SAFE Notice 7 further requires that an agent should also be designated to handle matters in connection with the exercise or sale of share options granted under the share incentive plan to participants. We and the PRC residents to whom we have granted stock options are subject to SAFE Notice 7. We have completed registration for options and restricted share units granted under the 2006 Plan and have submitted an application to Hebei branch of SAFE with respect to the 2014 Plan on January 20, 2015. However, we cannot assure you that we can always successfully register with SAFE in full compliance with SAFE Notice 7. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

Risks Related to Our Ordinary Shares and ADSs

Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

We have entered into a definitive agreement and plan of merger with Holdco, Parent and Merger Sub on November 17, 2017 for a potential going private transaction.  See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”

Although the merger agreement has been authorized and approved at the extraordinary general meeting held on March 12, 2018, the merger is subject to various closing conditions and we cannot assure you the result of the going private transaction. If the merger is consummated, each share of the Company that is issued outstanding immediately prior to the effective time of the merger, other than shares held by rollover shareholders and dissenting shareholders (collectively, the “Excluded Shares”), will be canceled and cease to exist in exchange for the right to receive US$1.51 in cash without interest and each ADS that is issued and outstanding immediately prior to the effective time, other than ADSs that represent Excluded Shares, shall represent the right to surrender the ADS in exchange for US$7.55 in cash without interest, less ADS depositary services fee pursuant to the terms of the Deposit Agreement, but excluding withholding taxes if any, as described in the merger agreement. Shares held by rollover shareholders will be canceled and cease to exist at the effective time and rollover shareholders shall be entitled to certain shares issued by the Holdco. Shares held by dissenting shareholders will be canceled and cease to exist at the effective time of the merger in exchange for the right to receive the fair value of such share as determined in accordance with Section 238 of the Cayman Islands Companies Law. For details, please see “ITEM 4. Information on the Company — Going Private Transaction.” If the going private transaction is not closed and the merger agreement is terminated, our business and the trading price of our ADSs may be adversely affected.

The market price for our ADSs has been volatile and may continue to be volatile.

The trading prices of our ADSs have been and may continue to be highly volatile and could fluctuate widely due to factors beyond our control. From the initial listing of our ADSs on the NASDAQ Global Select Market on February 7, 2007 to February 7, 2008, the closing prices of our ADSs ranged from US$16.30 to US$75.43 per ADS. Then from the day after the date of our 3-for-1 ADS split (February 7, 2008) to December 7, 2012, the closing process of our ADSs ranged from US$0.6 to US$25.75. On October 11, 2012, NASDAQ notified us that, based upon the closing bid price of our ADSs for 30 consecutive business days, we failed to meet the US$1.00 per ADS minimum bid price requirement set forth in the listing rule. In order to regain compliance with NASDAQ listing rule, we changed the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing five ordinary shares, effective on December 10, 2012. The trading price of our ADSs from December 10, 2012 through April 27, 2018 has ranged from US$3.21 to US$13.14 per ADS. This is due to broad market and industry factors, such as the anti-dumping and countervailing duty investigation in the U.S., the escalation of the European sovereign debt crisis in 2011, the economic slowdown in the Eurozone in 2014, significant government subsidy reduction, the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, the market price of our ADSs may continue to fluctuate in response to factors including the following:

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

Our most current memorandum and articles of association contain provisions which may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of our ADSs have fewer rights than holders of our ordinary shares, and you may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs do not have the same rights as holders of our ordinary shares and may only exercise the voting rights attaching to the ordinary shares evidenced by our ADSs in accordance with the provisions of the deposit agreement. Under our most current memorandum and articles of association, the minimum notice period required to convene a general meeting is ten clear days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to cast vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure you that holders of our ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as requested. In addition, an ADS holder, under such capacity, will not be able to call a shareholder meeting.

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

Our corporate affairs are governed by our most current memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Although it is likely that we were a Passive Foreign Investment Company (“PFIC”) for the taxable year ended December 31, 2012, based on market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2017 and we do not expect to be a PFIC for our current taxable year ending December 31, 2018 or in the foreseeable future. We can give no assurances in this regard, however, as PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.

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

If we are classified as a PFIC for any year during which a U.S. Holder (as defined below) holds the ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, for example a U.S. Holder that held our ADS or ordinary shares during 2012 should, to the extent an election is available, consider making a “deemed sale” election. See the discussion under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations” concerning the U.S. federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “deemed sale” election.

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                          HISTORY AND DEVELOPMENT OF THE COMPANY

Our ultimate holding company, JA Solar, was incorporated on July 6, 2006 as an exempted company with limited liability under the laws of the Cayman Islands.

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

Historically, we have primarily been engaged in the manufacturing and sales of solar cells. Since the fourth quarter of 2009, we have expanded our business to silicon wafers manufacturing and manufacturing and sales of solar modules. We further expanded our business to engage in project development activities in 2013. We mainly operate our business through the following significant subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us

JA Development Co., Ltd.	The British Virgin Islands	Wholly-owned subsidiary
JA Solar Malaysia Sdn. Bhd.	Malaysia	Wholly-owned subsidiary
JA Solar Vietnam Company Limited	Vietnam	Wholly-owned subsidiary
JA Solar USA Inc.	The U.S.	Wholly-owned subsidiary
JA Solar Hong Kong Limited	Hong Kong	Wholly-owned subsidiary
JA Solar Investment (Hong Kong) Limited	Hong Kong	Wholly-owned subsidiary
Dunhuang JA Solar Power Development Co., Ltd.	China	Wholly-owned subsidiary
JingAo Solar Co., Ltd.	China	Wholly-owned subsidiary
Shanghai JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary
Shanghai JA Solar PV Technology Co., Ltd.	China	Wholly-owned subsidiary
JA Solar Technology Yangzhou Co., Ltd.	China	Wholly-owned subsidiary
Yangzhou JA Solar PV Engineering Co., Ltd.	China	Wholly-owned subsidiary
Jing Hai Yang Semiconductor Material (Donghai) Co., Ltd.	China	Wholly-owned subsidiary
Hefei JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary
JA Solar (Xingtai) Co., Ltd.	China	Wholly-owned subsidiary
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	China	Wholly-owned subsidiary
Baotou JA Solar Technology Co., Ltd.	China	Wholly-owned subsidiary

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

Going Private Transaction

On June 5, 2015, our board of directors received a preliminary non-binding proposal letter from the Buyer Group, indicating its intention to acquire all of the outstanding shares not already owned by the Buyer Group in a going private transaction for US$9.69 per ADS in cash (the “Proposal”).  On June 15, 2015 our board held a telephonic meeting to discuss the Proposal.  During the meeting, the attending directors discussed the various qualifications of the directors to serve on a special committee of the board to evaluate the Proposal. After the discussion, the board determined that it was in the best interests of the Company and its shareholders to establish a special committee of independent and disinterested directors (the “Special Committee”) and thus passed a written resolution establishing the Special Committee to consider the Proposal, consisting of independent directors Mr. Shaohua Jia and Mr. Yuwen Zhao, with Mr. Shaohua Jia serving as chairman of the Special Committee.

On November 17, 2017, we entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Holdco, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving company resulting from the merger (the “Merger”). For details, please see the Form 13E-3 filed by the Buyer Group and Rollover Shareholders on February 1, 2018 (File No.: 005-83549).

If the Merger is consummated, each share of the Company that is issued and outstanding immediately prior to the effective time of the Merger, other than shares held by Rollover Shareholders and dissenting shareholders (collectively, the “Excluded Shares”), will be cancelled and cease to exist in exchange for the right to receive US$1.51 in cash without interest and each ADS that is issued and outstanding immediately prior to the effective time, other than ADSs that represent Excluded Shares, shall represent the right to surrender the ADS in exchange for US$7.55 in cash without interest, less ADS depositary services fee pursuant to the terms of the Deposit Agreement, but excluding withholding taxes if any,  as described in the Merger Agreement. Shares held by Rollover Shareholders will be canceled and cease to exist. Shares held by dissenting shareholders will be canceled and cease to exist at the effective time of the Merger in exchange for the right to receive the fair value of such share as determined in accordance with Section 238 of the Cayman Islands Companies Law. At the effective time of the Merger, we shall (i) terminate our share incentive plan, and any relevant award agreements applicable to the share incentive plan, (ii) approve resolutions to accelerate the vesting of the company options, restricted shares, and RSUs (collectively, the “Company Equity Awards”) such that the Company Equity Awards would be vested immediately prior to the effective time notwithstanding the vesting date in respect thereof, and (iii) cancel each Company Equity Award that is then outstanding and unexercised, whether or not vested or exercisable. Under the terms of the Support Agreement entered into by and among Holdco and the Rollover Shareholders concurrently with the execution and delivery of the Merger Agreement, the parties have agreed that each share (including shares represented by ADS) owned by the Rollover Shareholders (the “Rollover Share”) shall be cancelled at closing of the Merger, and the Holdco shall issue to such Rollover Shareholders shares equal to the aggregate number of Rollover Shares canceled, at par value per share. After completion of the Merger, pursuant to the Support Agreement, the Rollover Shareholders will beneficially own 25.7% of the outstanding shares of Holdco.

Our board of directors, acting upon the unanimous recommendation of the special committee, which was comprised solely of independent and disinterested directors unaffiliated with any members of the management of our Company, approved the Merger Agreement and the Merger and resolved to recommend that our shareholders vote for authorization and approval of the Merger Agreement and the Merger. The special committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement and the Merger be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at a meeting of our shareholders. An extraordinary general meeting of shareholders was held on March 12, 2018, at which the Merger Agreement and the Merger was duly authorized and approved.

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

We began commercial production of solar cells in April 2006 and have since grown rapidly to become one of the world’s largest manufacturers of solar power products. As of December 31, 2017, we had a solar cell manufacturing capacity of 6,500 MW per annum. We manufacture solar cells from silicon wafers utilizing crystalline silicon technology, which converts sunlight into electricity through a process known as PV effect. Performance of solar cells is primarily measured by their conversion efficiency rate, the percentage that sunlight energy is converted into electricity. As of December 31, 2017, the average conversion efficiency rates of our mainstream monocrystalline and multicrystalline solar cells were 21.3% and 18.6%, respectively.

We expanded our business to the manufacturing and sales of solar module products in the fourth quarter of 2009. We now produce and sell a wide variety of module types that fulfill different requirements of our customers, from on-grid systems to off-grid systems, from commercial use to industrial use, and from residential to public utility use. We also manufacture customized module products according to our customers’ and end-users’ specifications. As of December 31, 2017, we had a solar module manufacturing capacity of  7,000 MW per annum.

We began manufacturing silicon wafers in the fourth quarter of 2009 to achieve more vertical integration. Our silicon wafer manufacturing capability helps us secure wafer supplies and reduce costs of silicon wafers for our solar cell manufacturing. Currently, we manufacture silicon wafers primarily to meet our internal demand. As of December 31, 2017, we had a silicon wafer manufacturing capacity of 2,700 MW per annum.

We sell our solar power products to module manufacturers, system integrators, project developers and distributors. Through our marketing efforts, we have developed a diverse customer base in over ninety countries worldwide, including China, the U.S., Japan, United Kingdom, India, Thailand, the Netherlands, Australia, Switzerland and Guatemala. In 2017, 51.5% of our total revenues were generated from sales to customers outside China. We have also developed cooperative relationships with a number of leading Chinese independent power producers and leading Chinese utility companies, such as China Power Investment Corporation and China Electric Power Construction Group Co., Ltd.

In 2015, 2016 and 2017, we sold 3.94 GW, 4.92 GW and 7.50 GW of solar power products, respectively. Our total revenues increased from RMB13.5 billion in 2015 to RMB15.7 billion in 2016 and further to RMB19.7 billion (US$3.0 billion) as a result of the improved worldwide solar market condition, increased shipment, and an increased proportion of our module sales.

The average selling price per watt of our PV modules decreased from RMB3.5 in 2015 to RMB3.2 in 2016 and further to RMB2.6 (US$0.40) in 2017. The average selling price per watt of our PV cells decreased from RMB1.9 in 2015 to RMB1.8 in 2016 and further to RMB1.3 (US$0.20) in 2017. We expect the prices of solar power products will continue to decline in the long run due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity.

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

Solar Modules

A solar module is an assembly of solar cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce multicrystalline and monocrystalline solar modules in 48-cell, 60-cell, and 72-cell formats. The power output of our mainstream multicrystalline 60-cell modules ranges from 270W to 280W. The power output of PERC monocrystalline 60-cell and 72-cell modules ranges from 295W to 305W and 350W to 360W, respectively. The power output of our multicrystalline 72-cell modules ranges from 320W to 330W. In 2017, solar modules and solar modules tolling constituted nearly 95.2% of our total shipments.

Solar Cells

Solar cells are semiconductor devices that directly convert sunlight into electricity and are the most elementary component of a solar power system. Solar cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery.

We currently produce and sell a variety of monocrystalline and multicrystalline solar cells. In addition to conventional solar cells, we introduced a monocrystalline solar cell named “SECIUM” in 2010 and “MAPLE” in 2011. In 2012, we introduced the new Cypress series, which have higher conversion efficiency, to replace the SECIUM and the MAPLE cell. The Cypress series cells feature excellent solderability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation. In 2016, improving upon the Cypress series, we introduced a new generation of cell technology named Cypress5, featuring even better conversion efficiency and reliability performance. We also introduced monocrystalline PERCIUM series utilizing PERC (Passivated Emitter Rear Cell) technology with an average conversion efficiency of over 21.3%, and multicrystalline RIECIUM series utilizing RIE (Reactive Ion Etching) technology with a conversion efficiency of over 19.5%.

Silicon Wafers

Silicon wafers are the most important raw materials for producing solar cells, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. Currently, we produce multicrystalline silicon wafers with dimensions of 156.75*156.75 mm and an average thickness of 185 microns and monocrystalline silicon wafers with dimensions of 156.75*156.75 mm and an average thickness of 185 microns.

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

The prices of polysilicon have seen significant fluctuation over the years due to various factors. Historically, through the first half of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry, caused a rapid escalation of polysilicon prices and an industry-wide silicon shortage. However, during the second half of 2008 and the first half of 2009, polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction. As the demand for solar power products significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of polysilicon went up in the second half of 2010. However, polysilicon prices substantially fell again during 2011 and 2012 due to an industry-wide oversupply. Starting from 2013, polysilicon prices began to stabilize as market conditions improved. From 2013 to 2017, the price of polysilicon slightly fluctuated. We expect prices of polysilicon continue to fluctuate in the near future.

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

Manufacturing Capacity and Facilities

As of December 31, 2017, our manufacturing capacities for silicon wafers, solar cells and solar modules were 2,700 MW, 6,500 MW and 7,000 MW per annum, respectively.

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

Product	Facilities location	Rated manufacturing capacity per annum in 2017(in MW)	Rated manufacturing capacity per annum expected in 2018 (in MW)
Solar cell	Ningjin, Hebei	2,500	2,500
	Yangzhou, Jiangsu	3,000	3,300
	Penang, Malaysia	1,000	1,200
	Total Rated Capacity	6,500	7,000

Solar module	Fengxian, Shanghai	1,500	1,900
	Hefei, Anhui	3,300	4,100
	Ningjin, Hebei	600	600
	Xingtai, Hebei	1,600	1,900
	Total Rated Capacity	7,000	8,500

Silicon wafer	Lianyungang, Jiangsu	1,000	2,500
	Sanhe, Hebei	1,700	2,000
	Viet Yen, Vietnam	0	500
	Total Rated Capacity	2,700	5,000

Baotou JA Technology Co., Ltd., or Baotou JA, our new manufacturing facility, located in Baotou, Inner Mongolia, produces monocrystalline silicon rods and polycrystalline ingot casting. The manufacturing capacity is expected to be 4,000 MW in 2018.

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

The following table sets forth the certifications we have received over the past three years and major test standards our products and manufacturing processes have met:

Date	Certification and Test Standard	Relevant Product or Process
November 16, 2016	ISO 9001: 2015	JA Hebei’s quality management system in designing, manufacturing and sale of solar modules
November 16, 2016	ISO 14001: 2015	JA Hebei’s environmental management system in designing, manufacturing and sale of solar modules
November 16, 2016	OHSAS 18001: 2007	JA Hebei’s safety management system in designing, manufacturing and sale of solar modules
November 17, 2016	ISO 9001: 2015	JA Malaysia’s quality management system in manufacturing and sale of solar cells
November 17, 2016	ISO 14001: 2015	JA Malaysia’s environmental management system in manufacturing and sale of solar cells
October 13, 2016	OHSAS 18001: 2007	JA Malaysia’s safety management system in manufacturing and sale of solar cells
November 15, 2016	ISO 9001: 2015	JA Fengxian’s quality management system in designing, manufacturing and sale of solar modules
November 15, 2016	ISO 14001: 2015	JA Fengxian’s environmental management system in designing, manufacturing and sale of solar modules
November 15, 2016	OHSAS 18001: 2007	JA Fengxian’s safety management system in designing, manufacturing and sale of solar modules
May 4, 2015	ISO 9001: 2008	JA Hefei Technology’s quality management system in manufacturing and sale of solar modules
May 4, 2015	ISO 14001: 2008	JA Hefei Technology’s environmental management system in manufacturing and sale of solar modules
May 4, 2015	OHSAS 18001: 2007	JA Hefei Technology’s safety management system in manufacturing and sale of solar modules
February 20, 2017	ISO 9001: 2015	JA Xingtai’s quality management system in designing, manufacturing and sale of solar modules
February 20, 2017	ISO 14001: 2015	JA Xingtai’s environmental management system in designing, manufacturing and sale of solar modules
February 20, 2017	OHSAS 18001: 2007	JA Xingtai’s safety management system in designing, manufacturing and sale of solar modules
April 20, 2015	ISO 9001: 2008	JA Yangzhou’s quality management system in manufacturing and sale of solar cells
April 20, 2015	ISO 14001: 2008	JA Yangzhou’s environmental management system in manufacturing and sale of solar cells
April 20, 2015	OHSAS 18001: 2007	JA Yangzhou’s safety management system in manufacturing and sale of solar cells
July 7, 2017	ISO 9001: 2015	JA Wafer R&D’s quality management system in manufacturing and sale of solar wafers
July 7, 2017	ISO 14001: 2015	JA Wafer R&D’s environmental management system in manufacturing and sale of solar wafers
July 7, 2017	OHSAS 18001: 2007	JA Wafer R&D’s safety management system in manufacturing and sale of solar wafers
May 26, 2017	ISO 9001: 2015	Solar Silicon Valley’s quality management system in manufacturing and sale of solar wafers
May 26, 2017	ISO 14001: 2015	Solar Silicon Valley’s environmental management system in manufacturing and sale of solar wafers
May 26, 2017	OHSAS 18001: 2007	Solar Silicon Valley’s safety management system in manufacturing and sale of solar wafers

Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance to ensure the high quality of our solar power products. During the manufacturing process, we continuously monitor the quality of our products in the process by following procedures including: (i) automatic monitoring and sorting system based on measurement of the efficiency level, breakage rate, and purity level of solar products and (ii) manual inspection of the surface outlook of solar cells. If any solar power product is damaged, defective, or does not meet other quality standards, it will be removed during the monitoring process.

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

Historically, we sold a significant portion of our products to customers in China. Since 2010, in connection with our overseas marketing efforts as well as commercial manufacturing and selling of solar modules, we have substantially increased the portion of our products sold to customers outside China. For the years ended December 31, 2015, 2016 and 2017, approximately 57.0%, 48.6% and 51.5% of our revenues were generated from customers outside China, respectively. For the year ended December 31, 2015, 2016 and 2017, there is one customer located in Japan accounting for 12.5%, 4.0% and 2.6% of our total revenues.

The following table summarizes our net revenues generated from different geographic markets:

	Year Ended December 31,
	2015	2016	2017
	(RMB in millions)
China	5,820	8,081	9,533
Outside China
Japan	2,438	1,401	1,540
Rest of the world	5,267	6,255	8,586
Total revenues	13,525	15,737	19,659

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

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret and copyright, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of the date of annual report, we had a total of 386 issued patents and 55 pending patent applications in China.

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

In order to protect our reputation and brand, we currently maintain 157 trademark registrations in China, including the Chinese characters “晶澳” of our name and “JA Solar.” We also maintain 33 trademarks outside China.

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

On July 4, 2013, the PRC State Council promulgated a guideline to promote the development of PV industry, stating that new PV projects shall satisfy the following standards: (1) the conversion efficiency of single crystal silicon PV battery shall be no less than 20%; (2) the conversion efficiency of polysilicon PV battery shall be no less than 18%; (3) the conversion efficiency of thin film PV battery shall be no less than 12%; and (4) the general power consumption of polysilicon production shall be no more than 100 kwh/kg. On July 18, 2013, the NDRC issued the Interim Measures on Management of Distributed Generation to support the development of distributed generation of PV projects.

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

On March 3, 2016, the NEA released the Guiding Opinions on Establishing Renewable Energy Portfolio Standards, which sets renewable energy consumption targets for China. China aims to rely on renewable energy for 15% of total primary energy consumption by 2020, and 20% by 2030. Non-hydro renewables should produce 9% of consumed electricity by 2020.

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

On December 31, 2016, the CPC Central Committee and the State Council publicly released Several Opinions on Further Promoting the Supply-side Structural Reform of the Agriculture and Accelerating the Development of New Agricultural and Rural Energy, which points out that it is necessary to implement the rural new energy action, promote PV power generation, and gradually expand the supply of electricity, gas, and coal in rural areas.

In 2016, the State Council issued a series of directives to reduce poverty. These directives illustrate, among others, the measures to increase the income of people in poverty. As one of these measures, local governments are encouraged to invest agriculture-related fiscal funds in developing hydroelectricity and PV industry and share the benefits with rural poor household.

On January 18, 2017, the NEA, the NDRC and the Ministry of Finance released the Trial Implementation of Green Electricity Certificate Issuance and the Voluntary Subscription Trading System, which plans to grant the green electricity certificate for renewable energy enterprises and implement the voluntary subscription trading system to promote the use of clean energy and improve the subsidy mechanism for wind power and PV power generation.

On February 10, 2017, the NEA released the Guideline for Energy Work in 2017, indicating that the government would vigorously develop solar energy, continue to implement the plan of PV power leader, give full play to the role of the market mechanism, and promote the reduction of power generation costs. Furthermore, NEA plans to take measures to adjust the layout of the development of PV power plants.

On March 8, 2017, the NDRC issued the Administrative Measures on Approval and Filing for Enterprise Investment Projects, pursuant to which, the PV related project is subject to filing administration.

On March 29, 2017, the NDRC and the NEA released the Notice on Orderly Opening Up the Plan of Electricity Generation and Utilization, which focuses on accelerating the execution of power purchase agreements between power generation companies and power purchase entities, reducing the planned electricity consumption of existing coal-fired power generation companies, standardizing and improving the market-based trade power price adjustment mechanism, and prioritizing the protection of new energy sources such as wind power, solar energy, and nuclear power.

On April 25, 2017, the Ministry of Industry and Information Technology issued Solar PV Industry Comprehensive Standardization Technology System, pointing out that by 2020, China will initially form a scientific, reasonable, technologically advanced and coordinated PV industry standard system, and will generally achieve full coverage of the general standards and key standards for PV industry and meet the development needs of the PV industry.

On July 18, 2017, the NEA, the Ministry of Industry and Information Technology, and the Certification and Accreditation Administration jointly released the Notice on Raising Technical Specifications of Major PV Products and Strengthening Supervision, stipulating that from January 1, 2018, PV product suppliers of PV power generation projects newly put into operation and connect to the grid shall meet the requirements of the Regulations for PV manufacturing industry.

On July 19, 2017, the NEA released the Guidelines for the Implementation of the 13th Five-Year Plan for the Development of Renewable Energy, pointing out that, in the next four years (2017-2020), the NEA will strengthen renewable energy target guidance and monitoring assessment.

On August 1, 2017, the NEA and the State Council Office for Poverty Alleviation released the Notice on the Relevant Matters Concerning the Preparation of the “13th Five-Year Plan” for PV Poverty Alleviation, aiming to accelerate the progress of PV poverty alleviation project and ensure the poverty alleviation Effect.

On September 22, 2017, the NEA issued the Notice on Promoting the Implementation of the Leader Plan for PV Power Generation and the Requirements for the Construction of the Leader Base in 2017, which introduce PV power leader plan and technology leader base construction, aiming to promote PV power generation technology advancement, industrial upgrading, market application and cost reduction.

On September 25, 2017, the Ministry of Land and Resources, the State Council Office for Poverty Alleviation and the NEA jointly issued the Opinions on Supporting PV Poverty Alleviation and Standardizing Land for PV Power Generation, which guarantees the land use for PV poverty alleviation and further standardize the management of industrial land for PV power generation.

On December 8, 2017, the NEA issued Notice on Establishment of Market Environment Supervision and Evaluation Mechanism to Lead the Healthy and Orderly Development of the PV Industry, which claims to comprehensively conduct supervision and evaluation work by means of statistical data analysis and sampling survey. The supervision will focus on the power station and leader project, which excludes PV power station in poverty alleviation village and distributed PV

On December 22, 2017, the NDRC released the Notice on Pricing Policies for PV Power Generation Projects in 2018, which points out that based on the current technological progress and cost reduction of the PV industry, the benchmark tariffs of PV power plants put into operation after January 1, 2018 will be reduced. From 2019, the PV power generation projects that have been included in the annual scale management will all execute the corresponding benchmark tariffs according to the time of operation.

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

Restrictions on Foreign Businesses and Investments

The principal regulation governing foreign ownership of solar PV businesses in China is the Catalogue of Industries for Guiding Foreign Investment, updated and effective as of June 28, 2017. Under this regulation, the solar PV business is listed as an industry where foreign investments are encouraged. Encouraged foreign investment companies are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•                  Wholly Foreign-Owned Enterprise Law, as amended;

•                  Wholly Foreign-Owned Enterprise Law Implementation Rules, as amended; and

•                  Company Law of China, as amended.

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

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force on June 1, 2015, replacing SAFE Circular 142, SAFE Circular 88 and SAFE Circular 36. Circular 19 removed certain restrictions previously provided under Circular 142 for foreign-invested enterprises. Circular 19 provides that, among other things, an FIE may convert foreign currency capital in its capital account into RMB on an “at will” basis. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such “at will” conversion reform under Circular 19. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items on an “at will” basis which applies to all enterprises registered in the PRC. Pursuant to Circular 16, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on an “at will” basis. Circular 16 reiterates that the RMB funds so converted shall not be used for the purpose of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business or prohibited by laws or regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) extending loans to non-affiliated enterprises (except as expressly permitted in the business license); and (iv) purchasing non-self-used real properties (except for real estate enterprises). Any violation of Circular 19 or Circular 16 may result in severe penalties, including substantial fines.

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

D.                          PROPERTY, PLANTS AND EQUIPMENT IN OPERATION

We rent our principal executive office building (approximately 6,577 square meters) located in Fengtai, Beijing and also own an office building (approximately 12,695 square meters) located in Zhabei, Shanghai. In addition, we own and lease factory and office space in various locations around the world in connection with our operations. We believe that our existing facilities, together with the facilities under construction and to be constructed under our current plans, are adequate for our current requirements. The following table sets forth a summary of our material properties relating to our production and research and development as of December 31, 2017:

Location	Space (in square meters)	Usage of Property	Owned or Leased	Encumbrance
Ningjin, Hebei	427,552	Factory	Owned and Leased*	Yes*
Yangzhou, Jiangsu	527,200	Factory and R&D center	Owned	Yes**
Fengxian, Shanghai	204,262	Factory	Owned	Yes
Lianyungang, Jiangsu	309,890	Factory and R&D center	Owned	Yes
Hefei, Anhui	559,973	Factory	Owned	Yes
Sanhe, Hebei	38,157	Factory	Leased	None
Penang, Malaysia	19,357	Factory	Leased	None
Xingtai, Hebei	77,952	Factory	Owned	Yes
Viet Yen, Vietnam	188,594	Factory	Owned	None
Baotou, Inner Mongolia	151,333	Factory	Owned	None

* 383,969 square meters of land and facilities are leased, and 43,583 square meters of land are owned, and 29,921 square meters of our owned land are mortgaged.

**229,799 square meters of land are mortgaged.

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

We derive revenues primarily from sales of solar module and cell products to system integrator, project developers, distributors and module manufacturers. For the year ended December 31, 2017, our total revenues and net income were RMB19.7 billion (US$3.0 billion) and RMB300.1 million (US$46.1 million), respectively.

Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

•                  Industry Demand.  Demand for solar power products is critical to our business and revenue growth. Our business and revenue growth were closely related to industry demand as well as our ability to retain existing customers and attract new customers. From the second half of 2008 to the third quarter of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. After a sharp increase in global industry demand in 2010 and 2011, the growth of market demand slowed down in 2012, which resulted in a severe downturn for the whole industry through 2012 and 2013. The industry demand revived in 2015 and 2016 due to the development of emerging markets, such as China and the U.S. We expect industry demand significant growth in 2017 and 2018, because of the development of China, India and emerging markets. The growth prospects still have a great level of uncertainty and trade policy change can occur unexpectedly, which could temporarily lead to fluctuations in industry demand for solar power products including ours.

•                  Government Subsidies and Economic Incentives. The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power substantially exceeds the cost of electricity generated from conventional or non-renewable sources of energy. Various governments such as those of Germany, Spain, Italy, Greece, the U.S., Canada, Japan and China, have used different policy initiatives, such as capital cost rebates, feed-in tariffs, tax credits, net metering, to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, Japan, our largest overseas solar power products market in 2014, reduced its feed-in tariff for large-scale installation by 10% from 2012 to 2013, 11% from 2013 to 2014, which was further reduced in 2015 in different phases by 11.1% in 2016, and by 12.5% from 2016 to 2017. Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in our major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Japan and other countries, may reduce demand for such products or change price expectations, causing manufacturers of solar power products, including us, to reduce prices to adjust to demand at lower price levels. Our sales of solar power products in China are expected to benefit from the recently promulgated PRC laws, regulations and government policies regarding solar energy and other renewable energy, which are intended to provide incentives or otherwise encourage the development of the solar or other renewable energy sectors in China.

•                  Capacity Utilization.  Our solar module manufacturing capacity increased from  3.9 GW in 2015 to 5.5 GW in 2016 and to 7.0 GW in 2017. Our solar cell manufacturing capacity increased from 4.4 GW in 2015 to 5.5 GW in 2016 and to 6.5 GW in 2017. Our silicon wafer manufacturing capacity increased from 1.5 GW in 2015 to 2.5 GW in 2016 and to 2.7 GW in 2017. As our business develops, we may introduce new manufacturing equipment with higher production efficiency rates to replace old manufacturing equipment or we may eliminate outdated production capacity from time to time. Our ability to achieve satisfactory utilization rates will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

•                  Pricing of Our Solar Power Products.  The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. The average selling price of our solar module products declined from RMB3.5 per watt in 2015 to RMB3.2 per watt in 2016 and to RMB2.6 (US$0.4) per watt in 2017. The average selling price of our solar cells declined from approximately RMB1.9 per watt in 2015 to RMB1.8 per watt in 2016 and to RMB1.3 (US$0.2) per watt in 2017. We expect the prices of solar power products, including our own products, will continue to decline over time due to reduced manufacturing costs from improving technology and economies of scale, and industry pursuit to grid cost parity with traditional forms of electricity. In addition, our ability to adjust our raw materials costs may be limited as a result of our entering into long-term supply agreements with our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

•                  Price of Silicon Wafers and Related Raw Materials.  The success of our business and our growth strategy depends heavily on acquiring a supply of polysilicon and silicon wafers at commercially reasonable prices and terms that are consistent with our existing and planned manufacturing capacity. We have entered into prepaid long-term supply contracts with suppliers, including GCL, OCI, Wacker, Jinglong Group and Hemlock. In some instances, these agreements provide for fixed pricing, substantial prepayment obligations and/or firm purchase commitments that require us to pay for the supply whether or not we accept delivery. We also purchase silicon wafer and polysilicon from the spot market to supplement supplies under our existing long-term supply contracts. The availability and pricing of silicon wafers and polysilicon will affect results of operations.

•                  Technology Improvement.  The advancement of manufacturing technologies is important in increasing the conversion efficiency of solar cells and reducing the production costs of solar power products. Higher conversion efficiency, together with a low price per watt, generally leads to higher revenues from sales of solar power products. As a result, solar power products manufacturing companies, including us, are continuously developing advanced process technologies to improve the conversion efficiency of solar cells while reducing costs to maintain and improve profit margins.

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

•                  For EX Works terms, which mean that a seller has the goods ready for collection at its premises (works, factory, warehouse, plant), the contract specifies that the risks are assumed by the customer when the customer picks up the goods from our warehouse, at which time revenue is recognized. For FOB shipping point terms, the contract specifies that the customer takes title to the goods and is responsible for all risks and rewards of ownership once products are over shipping rail at the named loading port from our premises, at which time revenue is recognized. For CIF terms, we pay the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk/rewards of ownership of the goods is passed to the buyer according to each of the contract term, which is defined in each contract. For Delivered Duty Paid terms, we pay the costs of insurance and freight necessary to bring the goods to the named port of destination as well as the import duty, and the title to and risk/rewards of ownership of the goods is passed to the buyer once the goods are delivered and the import duty is paid. The point of delivery could be at the port of shipping, or it could also be when the goods arrive at the named port of destination. When title to the goods transfers at the port of shipping, the beneficiary of the insurance is the buyer and we have no obligations to the buyer if goods are damaged during shipping. Revenue is therefore, recognized when the title to and risk/rewards of ownership of the goods is passed to the buyer which is at the port of shipping or port of destination, depending on the terms of the contract.

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

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information we obtain from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in our estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, shareholders’ equity and net income or loss.

Accounts receivable and allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. We had an allowance for a doubtful account balance of RMB259.8 million, RMB188.3 million and RMB227.8 million (US$35.0 million) as of December 31, 2015, 2016 and 2017. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

We assess the credit line and credit term for each customer, given to the payment history of such customer and macroeconomic conditions of the regional market. We sign the sales contract and execute the transaction with such customer after sufficient assessment. We recognize revenue from the sale of solar products when the goods are delivered and title and risk of loss transfer is passed to the customers. After the recognition of receivables as well as revenue, we monitor the collectability of receivables and does not make further transactions with such customers recorded with a significant overdue balance.

Short-term and long-term advances to suppliers

We provide short-term and long-term advances to secure our raw material needs, which are then offset against future purchases. We do not require collateral or other security against our advances to our related or third party suppliers. We continually assess the credit quality of our suppliers and the factors that affect the credit risk. If there is deterioration in the credit worthiness of our suppliers, we will seek to recover our advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return our advances. We had a provision balance of RMB125.8 million, RMB20.7 million and RMB13.8 million (US$2.1 million) for potential losses against supplier advances as of December 31, 2015, 2016 and 2017. If the financial condition of our suppliers were to deteriorate such that their ability to deliver product or repay our advances was impaired, additional provisions could be required. Recoveries of the allowance for advances to supplier are recognized when they are received. We classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-month as of the balance sheet date and our ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers.

Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. As of December 31, 2015, 2016 and 2017, the provision balance for inventories was RMB56.4  million, RMB150.4 million and RMB137.4 million (US$21.1 million), respectively.

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

If it is determined that a loss provision calculation is necessary considering the status of an LTA and all facts and circumstances impacting the evaluation, we follow the guidance of ASC 330-10-35-17 and assesses whether there should be loss on the firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, we use the stated contract price and volume under the relevant LTA as the major assumptions. Loss provision will be provided if the net realizable value after considering estimated costs to convert that polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period

There was no loss provision recorded related to these long-term contracts in the year ended December 31, 2015. As of December 31, 2016 and 2017, the provision balance was RMB48.9 million and RMB54.2 million (US$8.3 million), respectively.

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

Project assets

We began to engage in solar project development in 2013. We develop commercial solar power projects (“project assets”) for use upon our completion to generate electricity for sale. Project assets consist primarily of direct costs relating to solar power projects in various stages of development. A project asset is initially recorded at the actual cost. For a self-developed project asset that is initially obtained by application of feed-in-tariff (“FIT”) contract and other required permits, consents, the actual cost capitalized is the amount of the expenditure incurred for the application of those contracts, permits, consents, material and labor costs, cost of lands, capitalized interest and other similar direct costs. For a project asset acquired from external parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition cost. Modules cost, equipment cost and development and others incurred in the project development process will build up the cost of project assets.

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, we consider a number of factors, including changes in environmental, ecological, permitting, marketing price or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. As of December 31, 2017, we impaired project assets with the amount of RMB43.7 million (US$6.7 million) as a result of our decision to suspend the construction of certain projects.

Costs capitalized in the construction of solar power plants under development will be transferred to completed solar power plants upon completion and when they are ready for its intended use, which is at the point when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for its intended use. Depreciation is computed using the straight-line method over the expected life of about 20 years (the shorter of land use right and the estimated useful life of module used in project assets). As of December 31, 2017, RMB3,049.6 million (US$468.7 million) of project assets had been completed and connected to the grid. Depreciation expenses of project assets were RMB122.7 million (US$18.9 million) for the year ended December 31, 2017.

As of December 31, 2017, project assets with net book value of RMB544.9 million (US$83.7 million) were pledged as collateral for our borrowings of RMB504.0 million (US$77.5 million) from Industrial and Commercial Bank of China; project assets with net book value of RMB6.9 million (US$1.1 million) were pledged as collateral for our borrowings of RMB12.5 million (US$1.9 million) from 77 Bank; project assets with net book value of RMB232.6 million (US$35.7 million) were pledged as collateral for our borrowings of RMB235.5 million (US$36.2 million) from Industrial and Commercial Bank of China; project assets with net book value of RMB351.1 million (US$54.0 million) were pledged as collateral for our borrowings of RMB240.0 million (US$36.9 million) from China Merchants Bank.

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

On the transaction date, the sales proceeds are first allocated to the warrant based on the warrants’ full fair value of RMB172.9 million (US$26.6 million), and the residual amount of the sales proceeds is allocated to the ordinary shares. The fair value of the warrants in excess of net proceeds of the equity offering of RMB44.4 million (US$6.8 million) is charged to retained earnings as a deemed dividend due to this portion is a benefit transferred from existing shareholders to the new investor. Such amount is charged as deemed dividend on the transaction date and is an adjustment to net loss available to attributable to JA Solar Holdings for basic and diluted EPS calculation, as an effective dividend from existing ordinary shareholders. For the years ended December 31, 2016 and 2017, RMB70.9 million and nil of gain were recognized based on a subsequent change in fair value of the warrants in our Consolidated Statements of Operations and Comprehensive (Loss)/Income.

These warrants are participating securities because they had contractual rights to share our profits but not losses. For the years ended December 31, 2017, there was no impact for the computation of basic earnings per share due to the expiration of the Warrants.

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

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the years ended December 31, 2015, 2016 and 2017 we used the forfeiture rate of  11.12%, 12.71% and 14.91%, respectively.

Grants to Employees

The determination of the fair value of share-based awards and related share-based compensation expense requires input of subjective assumptions, including but not limited to the valuation model adopted, risk-free interest rate, expected life of the share-based awards, stock price volatility, and expected forfeiture rate. The selection of an appropriate valuation technique or model depends on the substantive characteristics of the instrument being valued. Risk free interest rates are decided based on the yield to maturity of U.S. government bonds as at respective dates of grant of options. The expected life of stock options granted is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies. Volatility is measured using a combination of historical daily price changes of comparable companies stock over the respective expected life of the option and implied volatility derived from traded options of comparable companies. The forfeiture rate is estimated based on our expectation for the future.

The assumptions used in calculating the fair value of share-based awards and related share-based compensation represent management’s best estimations, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we utilize different assumptions, our share-based compensation expense could be materially different for any period.

Income taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. We recorded valuation allowances to reduce our net deferred tax assets and the balance of such valuation allowance was RMB483.6 million, RMB373.8 million and RMB392.6 million (US$60.3 million) as of December 31, 2015, 2016 and 2017, respectively. A portion of valuation allowance was utilized as our subsidiaries generated sufficient taxable income in 2017.

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations. In the years ended December 31, 2015, 2016 and 2017, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

We review our investment in the joint venture or affiliate to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below our carrying value and the financial condition, operating performance and near-term prospects of the investee. In addition, we consider the reason for the decline in fair value, including general market conditions, industry-specific or investee-specific reasons, changes in valuation subsequent to the balance sheet date and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value.

Business combination

We account for business combinations under the acquisition method in accordance with ASC 805, Business Combinations. We measure consideration transferred as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. We expense the costs directly attributable to the acquisition as incurred. We measure identifiable assets, liabilities and contingent liabilities acquired or assumed separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. We record the excess of the (i) the fair value of consideration transferred fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquisition is less than the fair value of the net assets of the entity acquired, we recognize the difference, a bargain purchase, as a gain directly in the statements of operations and other comprehensive income/loss upon obtaining controlling interests. For business combinations in which we obtain controlling interests through several acquisitions, the acquirer shall remeasure its previously held equity interests in the acquiree at its fair value on the acquisition date and recognize the resulting gain or loss, if any, in earnings.

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

In January 2013, we completed the acquisition of 65% equity interest of Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”). As of December 31, 2016, Ningjin Songgong was liquidated and the assets and liabilities of Ningjin Songgong have been adjusted to liquidation value, with no gain or loss impact on the consolidated statements of operations and comprehensive income. The net assets attributable to the non-controlling interest party were reclassified as payables accordingly. By the end of December 31, 2017, the payables had been paid off.

In June 2016, we completed the acquisition of 100% of shares of Jiuzhou Fangyuan New Energy (Yichang) Co., Ltd., which is engaged in solar projects business for a total consideration of RMB150.0 million.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. In October 2016, we signed the Settlement Agreement and the New Supply Agreement. According to the Settlement Agreement, Hemlock agrees not to commence any civil action against us in relation to the Original Supply Agreement signed in March 2011 unless we breach the New Supply Agreement. After a detailed assessment, we believe the breach of New Supply Agreement is remote. As a result, no contingent liability has been recorded as of December 31, 2017 and the total amount of accrued late payment interest of RMB 303,380 was reversed for the year ended December 31, 2016. We fulfilled the obligation under the New Supply Agreement and did not record any contingency liabilities as of December 31, 2017. See note 26(b) to Notes to Consolidated Financial Statements.

Key Components of Results of Operations

Revenues

The following table sets forth the principal components of our revenues by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2015		2016		2017
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Solar modules	12,689	93.8	14,781	93.9	18,350	93.3
Solar cells and other products	762	5.6	800	5.1	905	4.6
Electricity generation	64	0.5	156	1.0	404	2.1
Solar product processing	10	0.1	—	—	—	—
Total Revenues	13,525	100.0	15,737	100.0	19,659	100.0

We derive revenues primarily from the sales of solar modules, solar cells and other products to module manufacturers, system integrators, project developers and distributors and beginning in 2015, from electricity generation. For the years ended December 31, 2015, 2016 and 2017, approximately 57.0%, 48.6% and 51.5% of our total sales were to customers outside China, respectively. For the years ended December 31, 2015,  2016 and 2017, sales to our largest customer represented approximately 12.5%, 5.3% and 7.2% of our total revenues, respectively; and sales to our three largest customers represented approximately 23.3%, 14.6% and 14.4% of our total revenues, respectively. Our three largest customers were all unrelated third parties. Sales to our top ten customers accounted for approximately 41.9%, 36.9% and 30.1% of total revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

For the year ended December 31, 2017, our revenues from sales of solar modules amounted to approximately RMB18.4 billion (US$2.8 billion), or 93.3% of our total revenues. We sold approximately 7,143.1 MW of solar modules in 2017, compared to 4,606.6 MW in 2016. The increase of sales of solar modules was primarily due to the shift of our product mix to solar modules and strong market demand. We accrued 1.0% of our net revenues from sales of solar modules as general warranty costs at the time revenues are recognized and separately accrued specific warranty costs to cover potential liabilities that could arise from customer claims based on an individual assessment and include that amount in our cost of revenues. Because we have limited warranty claims to date, we accrue the estimated costs of warranties based on our own history, industry data and an assessment of our competitors’ accrual history.

For the year ended December 31, 2017, our revenues from sales of solar cells and other products amounted to approximately RMB0.9 billion (US$0.1 billion), or 4.6% of our total revenues. We sold approximately 358.0 MW of solar cells in 2017, compared to approximately 313.8MW in 2016. The increase in sales of solar cells and other products was due to the increase in sales volume from 16.1 MW in 2016 to 55.3 MW in 2017.

For the year ended December 31, 2017, our revenues from electricity generation amounted to approximately RMB404.0 million (US$62.1 million), or 2.1% of our total revenues.

For the year ended December 31, 2017, we did not generate any revenues from solar product processing services.

Cost of Revenues

The following table sets forth the principal components of our cost of revenues by amounts and percentage of our total revenues for periods indicated:

	Year ended December 31,
	2015		2016		2017
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Cost of Revenues
Solar modules	10,521	77.7	12,612	80.1	16,242	82.6
Solar cells and other products	675	5.0	743	4.7	865	4.4
Electricity generation	30	0.2	88	0.6	143	0.7
Solar products processing	7	0.1	—	—	—	—
Total cost of revenues	11,233	83.0	13,443	85.4	17,250	87.7

Solar modules.  For the years ended December 31, 2015, 2016 and 2017, our cost of revenues for solar modules accounted for 77.7%, 80.1% and 82.6% of our total revenues, respectively. The increase in costs of solar modules in absolute amounts from 2015 to 2017 is primarily due to the significant increase in sales volume of our solar modules. The increases in costs of solar modules as a percentage of our total revenues from 2015 to 2017 is primarily due to the decrease of the average sales price in the whole PV modules industry.

Solar cells and other products.  For the years ended December 31, 2015, 2016 and 2017, cost of solar cells and other products accounted for 5.0%, 4.7% and 4.4% of our total revenues, respectively. The decrease in the cost of solar cell and other product in absolute amounts and as a percentage of our total revenues from 2015 to 2017 is primarily due to the shift of our product mix to solar modules.

Electricity generation.  We started electricity generation services in 2015. For the year ended December 31, 2015, 2016 and 2017, the cost of revenues for our electricity generation services was RMB30.0 million, RMB 88.0 million and RMB143.0 million (US$22 million), respectively. As a percentage of our total revenues, the cost of revenues for our electricity generation services accounted for 0.2%, 0.6% and 0.7% for the years ended December 31, 2015, 2016 and 2017, respectively, including depreciation of solar power project assets and costs associated with operation and maintenance of the power plants came into use.

Solar products processing.  For the years ended December 31, 2015, cost of revenues for our solar products processing services accounted for 0.1% of our total cost of revenues. For the years ended December 31, 2016 and 2017, we did not incur any cost of revenues for our solar products processing services. The continuous decrease in the cost of solar products processing in absolute amounts and as a percentage of our total revenues from 2015 to 2017 is primarily due to the decreased processing service rendered by us to customers, which is consistent with customer demands.

Operating Expenses

The following table sets forth the principal components of our operating expenses by amounts and percentage of our total revenues for periods indicated

	Year ended December 31,
	2015		2016		2017
	(in millions, except for percentages)
	RMB	%	RMB	%	RMB	%
Operating Expenses
Selling, general and administrative expenses	1,245	9.2	1,058	6.8	1,514	7.7
Research and development expenses	149	1.1	176	1.1	160	0.8
Loss from purchase commitment and contract termination costs	—	—	149	0.9	16	0.1
Impairment loss on project assets	33	0.2	8	0.1	3	0.1
Total operating expenses	1,427	10.5	1,391	8.8	1,693	8.6

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

From 2012 to 2015, we accrued interest for late payment based on terms of the Original Supply Agreement. We recognized RMB93.8  million and RMB123.5 million of such interest expense in 2014 and 2015, respectively. In 2016, the total interest of RMB 303.4 million was reversed with the settlement of our dispute with Hemlock.  In 2017, we fulfilled our obligation under the new agreement with Hemlock.

We did not grant any options in 2015, 2016 and 2017. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plans.” Our share-based compensation expenses relating to our option grants and stock awards have had an adverse effect on our reported earnings for the years ended December 31, 2015, 2016 and 2017. We recognized a share-based compensation charge of RMB9.4 million, RMB2.3 million and RMB0.2 million (US$0.03 million) for the years ended December 31, 2015, 2016 and 2017, respectively. The above charges are net of forfeiture reversal amounts of RMB0.9 million, RMB0.7 million and RMB0.03 million (US$0.01 million) for the years ended December 31, 2015, 2016 and 2017, respectively. Share- based compensation expenses are amortized over the vesting period of these options ranging from two to four years starting from the grant date.

Loss from purchase commitment and contract termination cost.  In 2017, we incurred loss from purchase commitments and contract termination costs of RMB16.0 million (US$2.5 million) in 2017 as a percentage of our total revenues at 0.1%. We evaluate firm purchase commitments and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The total loss from purchase commitments is due to our commitments to purchase polysilicon prior to commencement of operation of our new facility.

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

Impairment loss on project assets. We incurred impairment loss on project assets of RMB8.1 million and RMB3.0 (US$0.5 million) related to our decision to suspend the construction of certain projects for the years ended December 31, 2016 and December 31, 2017, respectively.

Interest (Income) Expense, net

We generated interest income of RMB25.6 million, RMB18.9 million and RMB17.3 (US$2.7 million) and incurred interest expense of RMB249.4 million, RMB284.3 million and RMB324.4 (US$49.9 million) for the years ended December 31, 2015, 2016 and 2017, respectively. Our net interest expense in 2015, 2016 and 2017 was primarily the interest related to borrowings. The increase or decrease in other interest expenses is consistent with the increase or decrease in borrowings.

Foreign Exchange (Loss)/Gain

We recorded a foreign exchange gain of RMB31.9 million and RMB80.8 million in 2015 and 2016, respectively, primarily due to the appreciation of U.S. dollars against RMB. We recorded a foreign exchange loss of RMB70.1 million in 2017. Fluctuations in currency exchange rates may continue to have a significant effect on our financial results as we continue to grow our sales to markets outside China.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2015, 2016 and 2017 were 1.4%, 2.0% and 1.6%, respectively. The year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Pronounced Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. Further, in 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires us to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires us to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, we satisfy a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for public companies for fiscal years, and interim periods within those years, beginning on or after December 31, 2017. Early adoption is permitted but not before periods beginning on or after January 1, 2017. We expect to adopt the standard starting January 1, 2018. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. We anticipate adopting the standard using the modified retrospective method.

We have identified and evaluated all of its contracts with customers, and compared the requirements of the new standard with its current accounting policies. This includes an analysis of, among other things: the timing of revenue recognition, the allocation of value for performance obligations that might be bundled within contractual arrangements, and the method of recording revenue on a gross vs. net basis. Further, we have also evaluated whether any revenue-related costs for commissions, customer acquisition or similar costs would be affected by the new standard. After performing this analysis, we expect the impact of adopting this pronouncement not to be material to the consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. We have adopted the standard in 2017 and the impact of adopting this pronouncement was not material to the consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We have adopted ASU 2015-17 in 2017 using the prospective method and all deferred taxes have been classified as noncurrent in the balance sheet as of December 31, 2017.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities.  ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued ASU 2018-03 “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and certain provisions of the guidance may be early adopted. We do not expect the adoption of ASU 2016-01 and 2018-03 to have a significant impact on the consolidated financial statements and associated disclosures.

In February 2016, the FASB issued an ASU 2016-02, “Leases (Topic 842).” The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. This ASU is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. We are currently evaluating the impact the pronouncement will have on the consolidated financial statements and associated disclosures.

In March 2016, the FASB issued an ASU 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting,” which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. We have adopted the standard in 2017 and the impact of adopting this pronouncement was not material to the consolidated financial statements given our investments.

In March 2016, the FASB issued an ASU 2016-09 “Improvements to Employee Share-based Payment Accounting”, which amends ASC Topic 718, Compensation — Stock Compensation. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. We have adopted the standard in 2017 and the impact of adopting this pronouncement was not material to the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for periods beginning after December 15, 2018. We are currently evaluating the impact ASU 2016-13 will have on the consolidated financial statements and associated disclosures.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230).” This ASU is intended to reduce diversity in practice in how eight particular transactions are classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. We will be required to apply the guidance retrospectively. If it is impracticable to apply the guidance retrospectively for an issue, the amendments related to that issue would be applied prospectively. As the likelihood of we experiencing one or more of the eight particular specified transactions is low, ASU 2016-15 is not expected to have a material impact on our consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect the adoption of ASU 2016-16 to have a significant impact on the consolidated financial statements and associated disclosures.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash (Topic 230).” The amendments in this Update are an improvement to GAAP by providing guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows, thereby reducing the diversity in practice described above. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We do not expect that the adoption will have a material impact on its consolidated financial statements. For the year ended December 31, 2017, the increase of restricted cash with the amount of RMB169.5 million is included in investing activities of the statements of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We will adopt ASU 2017-01 in 2018 and the adoption is not expected to have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated.

	Year ended December 31,
	2015		2016		2017
	(in millions, except for operating data and percentages)
	RMB	%	RMB	%	RMB	%
Income Statement and Comprehensive Loss Data:
Total Revenues	13,525	100.0	15,737	100.0	19,659	100
China	5,820	43.0	8,081	51.4	9,533	48.5
Outside China	7,705	57.0	7,656	48.6	10,126	51.5
Cost of revenues	(11,233)	(83.0)	(13,443)	(85.4)	(17,250)	(87.7)
Gross profit	2,292	17.0	2,294	14.6	2,409	12.3

Operating expenses	(1,427)	(10.6)	(1,391)	(8.9)	(1,693)	(8.6)
Selling, general and administrative expenses	(1,245)	(9.2)	(1,058)	(6.8)	(1,514)	(7.7)
Research and development expenses	(149)	(1.1)	(176)	(1.1)	(160)	(0.8)
Loss from purchase commitments and contract termination costs	—	—	(149)	(0.9)	(16)	(0.1)
Impairment loss on project assets	(33)	(0.2)	(8)	(0.1)	(3)	(0.1)

Income from continuing operations	865	6.4	903	5.7	716	3.6
Change in fair value of derivatives	44	0.3	49	0.3	(2)	(0.1)
Interest expense	(249)	(1.8)	(285)	(1.8)	(324)	(1.6)
Interest income.	26	0.2	19	0.1	17	0.1
Foreign exchange gain/(loss)	32	0.2	81	0.5	(70)	(0.4)
Income for equity investment in a joint venture	6	0	10	0.1	9	0.1
Other income, net	48	0.4	66	0.5	53	0.3
Income from continuing operations before income taxes	772	5.7	843	5.4	399	2.0
Income tax expense	(157)	(1.2)	(123)	(0.8)	(99)	(0.5)
Net income	615	4.5	720	4.6	300	1.5

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

Total revenues. Our total revenues increased from RMB15.7 billion in 2016 to RMB19.7 billion (US$3.0 billion) in 2017. The increase was primarily due to an increase in our output, offsetting by a decrease in the average sales price. Our total shipments increased from 4.9 GW in 2016 to 7.5 GW in 2017. Our total revenues from sales in China increased from RMB8.1 billion in 2016 to RMB9.5 billion (US$1.5 billion) in 2017, which was primarily due to strong industry demand in China for solar power products. Our total revenues from sales outside China increased from RMB7,656.0 million to RMB10,126.5 million (US$1,556.4 million) in 2017, primarily due to a rapid increase of industry demand for solar power products. Our revenues from sales in China, as a percentage of our total revenues, decreased from 51.4% in 2016 to 48.5% in 2017, and our revenues from sales outside China, as a percentage of our total revenues, increased from 48.6% in 2016 to 51.5% in 2017. This reflected our efforts in developing overseas markets.

Cost of revenues. Our cost of revenues increased from RMB13.4 billion in 2016 to RMB17.3 billion (US$2.7 billion) in 2017. The increase in our cost of revenues was primarily due to the increase of total shipments.

Gross profit. We recorded a gross profit of RMB2.3 billion in 2016 to RMB2.4 billion (US$0.4 billion) in 2017. Our gross profit as a percentage of our total revenues decreased from 14.6% in 2016 to 12.3% in 2017, primarily due to the decrease of the average sales price in the whole PV modules industry.

Total operating expenses. Our total operating expenses were RMB1.7 billion (US$0.3 billion) in 2017 as compared to the total operation expenses of RMB1.4 billion in 2016.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses increased from RMB1,058 million in 2016 to RMB1,514 million (US$232.7 million) in 2017, and as the percentage of our total revenues increased from 6.8% in 2016 to 7.7% in 2017. The increase in our selling, general and administrative expenses in absolute amounts was primarily due to increase in shipping costs due to increase in sales volume in 2017, a one-time reversal of RMB303.4 million (US$46.6 million) of previously recorded expenses due to the resolution of our dispute with Hemlock in 2016, and bad debt provision increased by RMB60 million, from a reversal of RMB20 million in 2016 to a provision of RMB40 million in 2017, resulting from less recoveries, offsetting by a loss from disposal of fixed assets decreased by RMB87 million.

•                  Loss from purchase commitments and contract termination costs. We incurred loss from purchase commitments and contract termination costs of RMB16 million (US$2.5 million) in 2017 as a percentage of our total revenues at 0.1%. We evaluate firm purchase commitments and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The total loss from purchase commitments is due to our commitments to purchase polysilicon prior to commencement of operation of our new facility. Loss from purchase commitments and contract termination costs decreased from RMB148.5 million in 2016 to RMB16.4 million (US$2.5 million), primarily due to a termination of business relationship with one of our business partners in 2016, which result in a loss of RMB99.6 million in 2016.

•                  Research and development expenses. Our research and development expenses decreased from RMB175.5 million in 2016 to RMB160.1 million (US$24.6 million) in 2017 and as a percentage of our total revenues at 1.1% in 2016 and 0.8% in 2017. The decrease in the absolute amount of our research and development expenses was due primarily to the decrease of the numbers of research and development projects in 2017.

•                  Impairment loss on project assets. In 2017, we incurred impairment loss of RMB3 million (US$0.5 million), as compared to impairment loss of RMB8 million in 2016, on project assets related to our decision to suspend the construction of certain projects.

Interest expenses. We incurred an interest expenses of RMB284.3 million and RMB324.4 million (US$49.9 million) in 2016 and 2017, respectively. The increase in our interest expense was primarily due to the increase in our borrowings and capital lease. The weighted average borrowings for 2016 and 2017 are RMB6.0 billion and RMB6.1 billion, and the weighted average interest rates for 2016 and 2017 are 4.64% and 4.50%, respectively. In 2017, we continued to sell certain modules and equipment to a third party for cash consideration and simultaneously entered into a three-year or ten-year contract to lease back the leased assets from the purchase-lessor, which result in an increase of payables related to capital lease from RMB487.5 million in 2016 to RMB1,150.6 million (US$176.8 million) in 2017.

Interest income. Our interest income was RMB17.3 million (US$2.7 million) in 2017 and RMB18.9 million in 2016, respectively.

Foreign exchange gain. We recorded a foreign exchange loss of RMB70.1 million (US$10.8 million) in 2017 as compared to a foreign exchange gain of RMB80.8 million in 2016, primarily due to the depreciation of U.S. dollar against RMB in 2017 and the appreciation of U.S. dollar against RMB in 2016.

Other income. Our other income decreased from RMB65.8 million in 2016 to RMB53.2 million (US$8.2 million) in 2017 primarily due to the decrease in government subsidies.

Income tax expense. Our income tax expense decreased from RMB123.3 million in 2016 to RMB98.5 million (US$15.1 million) in 2017, primarily due to the decrease of income before tax from RMB842.9 million in 2016 to RMB398.6 million (US$61.3 million) in 2017. Effective income tax rate increased from 14.6% in 2016 to 24.7% in 2017 because JA Yangzhou was in a 3-year loss position by December 2015, and in 2016, with the reversal of Hemlock interest, JA Yangzhou was in a 3-year cumulative income position by December 2016 and going forward, we expect that JA Yangzhou would continue to be a profit-making entity, therefore, the valuation allowance was reversed in 2016 and resulted in a tax benefit. JA Investment got into a 3-year loss position by December 2017. Therefore we accrued allowance against deferred tax assets of RMB10.3 million, which resulted from accrual of 2016 and meanwhile resulted in a tax expense in 2017. A portion of valuation allowance was utilized as our subsidiaries generated sufficient taxable income in 2017.

Net Income. As a result of the above factors, we recorded a net income of RMB300.1 million (US$46.1 million) in 2017 as compared to a net income of RMB719.6 million in 2016.

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

Total revenues. Our total revenues increased from RMB13.5 billion in 2015 to RMB15.7 billion in 2016. The increase was primarily due to an increase in our output. Our total shipments increased from 3.9 GW in 2015 to 4.9 GW in 2016. Our total revenues from sales in China increased from RMB5.8 billion in 2015 to RMB8.1 billion in 2016, which was primarily due to strong industry demand in China for solar power products. Our total revenues from sales outside China slightly decreased from RMB7,705 million in 2015 to RMB7,656.0 million in 2016, primarily due to a decrease in the price of solar power products. Our revenues from sales in China, as a percentage of our total revenues, increased from 43.0% in 2015 to 51.4% in 2016, and our revenues from sales outside China, as a percentage of our total revenues, decreased from 57.0% in 2015 to 48.6% in 2016. This reflected our efforts to meet the strong demand in China in 2016.

Cost of revenues. Our cost of revenues increased from RMB11.2 billion in 2015 to RMB13.4 billion in 2016. The increase in our cost of revenues was primarily due to increase in sales volume.

Gross profit. We recorded a gross profit of RMB2.3 billion in 2016 as compared to a gross profit of RMB2.3 billion in 2015. Our gross profit as a percentage of our total revenues decreased from 17.0% in 2015 to 14.6% in 2016, primarily due to the decrease of average selling price of solar modules during 2016.

Total operating expenses. Our total operating expenses were RMB1.4 billion in 2016 as compared to the total operation expenses of RMB1.4 billion in 2015.

•                  Selling, general and administrative expenses. Our selling, general and administrative expenses decreased from RMB1,245 million in 2015 to RMB1,058 million in 2016, and as the percentage of our total revenues decreased from 9.2% in 2015 to 6.8% in 2016. The decrease in our selling, general and administrative expenses in absolute amounts was primarily due to a one-time reversal of RMB303.4 million of previously recorded expenses due to the resolution of our dispute with Hemlock We accrued interest for late payment based on terms of the Original Supply Agreement. We recognized RMB 93.8 million and RMB 123.5 million of such interest expense in 2014 and 2015, respectively. As of December 31, 2015, the total accrued interest was RMB 303.4 million. In 2016, the total interest of RMB 303.4 million was reversed with the settlement of our dispute with Hemlock. See note 26(b) to Notes to Consolidated Financial Statements.

•                  Loss from purchase commitments and contract termination costs. We incurred loss from purchase commitments and contract termination costs of RMB149 million in 2016 as a percentage of our total revenues at 0.9%. We evaluate firm purchase commitments and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. Our RMB48.9 million loss from purchase commitments is due to our commitments to purchase polysilicon prior to commencement of operation of our new facility. Our RMB99.6 million loss from contract termination costs was due to the termination of business relationship with one of our business partners.

•                  Research and development expenses. Our research and development expenses increased from RMB148.5 million in 2015 to RMB175.5 million in 2016 and both as a percentage of our total revenues at 1.1% in 2015 and 2016. The increase in the absolute amount of our research and development expenses was due primarily to greater research and development activities undertaken by us.

•                  Impairment loss on project assets. In 2016, we incurred impairment loss of RMB8.1 million, as compared to impairment loss of RMB32.6 million in 2015, on project assets related to our decision to suspend the construction of certain projects.

Interest expenses. We incurred an interest expenses of RMB249.7 million and RMB284.3 million in 2015 and 2016, respectively. The increase in our interest expense was primarily due to the increase of our borrowings. The weighted average borrowings for 2015 and 2016 are RMB4.4 billion and RMB 6.0 billion, and the weighted average interest rates for 2015 and 2016 are 5.70% and 4.64%, respectively.

Interest income. Our interest income was RMB18.9 million in 2016 and RMB25.6 million in 2015, respectively.

Foreign exchange gain. We recorded a foreign exchange gain of RMB80.8 million in 2016 as compared to a foreign exchange gain of RMB31.9 million in 2015, primarily due to the appreciation of U.S. dollar against RMB.

Other income. Our other income increased from RMB48.5 million in 2015 to RMB65.8 million in 2016 primarily due to the increase in government subsidies.

Income tax expense. Our income tax expense decreased from RMB157.3 million in 2015 to RMB123.3 million in 2016, primarily due to the decrease of effective income tax rate from 20.4% in 2015 to 14.6% in 2016. Effective income tax rate decreased from 20.4% in 2015 to 14.6% in 2016 due to the 15% preferential income tax rate enjoyed by JA Hefei Technology and JA Wafer R&D which were recognized as ANTEs in 2016. JA Yangzhou was in a 3-year loss position by December 2015.  In 2016, with the reversal of Hemlock interest, JA Yangzhou was in a 3-year cumulative income position by December 2016 and going forward, we expect that JA Yangzhou would continue to be a profit-making entity, therefore, the valuation allowance was reversed in 2016 and resulted in a tax benefit.

Net Income. As a result of the above factors, we recorded a net income of RMB719.6 million in 2016 as compared to a net income of RMB614.5 million in 2015.

B.                          LIQUIDITY AND CAPITAL RESOURCES

Cash Flows, Working Capital and Liquidity

We have financed our operations primarily through equity contributions by our shareholders through our initial and follow-on public offerings, the 2008 Senior Notes, issuance of warrants, short-term and long-term borrowings and cash flow from operations. As of December 31, 2017, we had RMB2.5 billion (US$0.4 billion) in cash and cash equivalents and restricted cash. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and money market funds. Restricted cash represents amounts temporarily held by banks as collateral for issuance of letters of credit, letters of guarantee, bank acceptance notes as well as certain bank borrowings, which are not available for our use.

As of December 31, 2017, we had RMB3.9 billion (US$0.6 billion) in outstanding short-term borrowings and long-term borrowings (current portions). As of December 31, 2017, we had RMB2.1 billion (US$0.3 billion) in outstanding long-term borrowings (excluding current portions). These loans were borrowed from various financial institutions and generally have terms of 1 to 149 months and expire at various times. Our outstanding borrowings as of December 31, 2017 bore an average interest rate of 4.50% per annum. These credit facilities were granted for long-term project development as well as working capital usages. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We have restrictive covenants for RMB629 million (US$96.7 million) of our loans, which are subject to financial ratio covenants. As of December 31, 2017, we are not in breach of any financial ratio covenants.

Our long-term borrowing of RMB84.0 million (US$12.9 million) and short-term borrowings of RMB44.9 million (US$6.9 million) from Industrial and Commercial Bank of China was secured by certain of our buildings and land use right in Shanghai Jinglong Solar Technology Co., Ltd., or JA Jinglong. Our long-term loan of RMB 1,152.0 million (US$177.1 million) from Industrial and Commercial Bank of China entrusted by Hefei High-Tech Industrial Development Zone Management Co., Ltd. was secured by the buildings, machineries and equipment and construction-in-progress and land use rights owned by JA Hefei Technology and all of the equity interests in JA Hefei Technology. Our long-term borrowing of RMB504.0 million (US$77.5 million) from Industrial and Commercial Bank of China was secured by project assets of Dunhuang JA Solar Power Development Co., Ltd. Our long-term borrowing of RMB235.5 million (US$36.2 million) from Industrial and Commercial Bank of China was secured by our project assets. Our long-term borrowing of RMB12.5 million (US$1.9 million) from 77 Bank was secured by our project assets. Our long-term bank borrowing of RMB232.9 million (US$35.8 million) from China Merchants Bank was secured by the project assets and all of the equity interests in JA Solar PV Electric (Datong) Co, Ltd. Our long-term borrowing of RMB150.0 million (US$23.1 million) from Bank of Tianjin was secured by the buildings and land use rights of JA Solar (Xingtai) Co., Ltd., or JA Xingtai. Our short-term loan of RMB45.0 million (US$6.9 million) from China Construction Bank was secured by buildings and land use right in JA Lianyungang. Our short-term borrowing of RMB200.0 million (US$30.7 million) from the Industrial and Commercial Bank of China was secured by certain of our buildings in Shanghai JA Solar PV Technology Co., Ltd. Our short-term bank borrowing of RMB49.0 million (US$7.5 million) from China Construction Bank was secured by the building of JA Yangzhou. Our short-term bank borrowing of RMB47.0 million (US$7.2 million) from Shanghai Pudong Development Bank was secured by the land use rights of Donghai District Longhai Property Co., Ltd. Our short-term bank borrowing of RMB35.0 million (US$5.4 million) from Bank of Jiangsu was secured by the building and land use rights owned by JA Donghai. Our short-term bank borrowing of RMB7.1 million (US$1.1 million) from China Merchants Bank was secured by the project assets. Our short-term bank borrowing of RMB210.1 million (US$32.3 million) from Agricultural Bank of China was secured by the accounts receivable of JA Hebei. Our short-term bank borrowing of RMB50.0 million (US$7.7 million) from China Everbright Bank was secured by the land use rights of JA Hebei. Our short-term bank borrowing of RMB156.1 million (US$24.0 million) from Maybank was secured by the machineries and equipment, and construction-in-progress owned by JA Malaysia.

The unused lines of credit were RMB1,242.2 million (US$190.9 million) as of December 31, 2017. No terms and conditions of the unused credit line are available yet because utilization of such unused lines of credit requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization.

Working capital and access to financing for purchase of silicon raw materials are critical to growing and sustaining our business. We have significant working capital commitments because suppliers of silicon wafers and polysilicon require us to make prepayments in advance of shipments. Our prepayments to suppliers decreased from RMB668.7 million as of December 31, 2015 to RMB379.8 million as of December 31, 2016, as a combined result of utilization of prepayments previously made as well as additional allowance provided against prepayments. In 2017 prepayments to suppliers slightly increased to RMB382.0 million. Our net inventory increased from RMB1.7 billion as of December 31, 2015 to RMB2.5 billion as of December 31, 2016,  and to RMB3.5 billion as of December 31, 2017, as a result of an increase in market demands.

Our accounts receivable was RMB2.8 billion (US$0.4 billion) as of December 31, 2017. For the year ended December 31, 2017, net provisions of RMB227.8 million (US$35.0 million) were reversed against accounts receivable for estimated losses, including reversals in the amount of RMB74.1 million (US$11.4 million) resulting from customers’ ability to make payment in light of the market revival.

We believe that current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next twelve months starting from the filing date of this annual report. We may, however, require additional cash to repay existing debt obligations or to re-finance our existing debts or due to changing business conditions or other future developments.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	(in millions)
	RMB	RMB	RMB
Net cash provided by operating activities	1,258	1,020	1,804
Net cash used in investing activities	(1,103)	(3,086)	(3,279)
Net cash provided by financing activities	563	1,706	455
Effect of exchange rate changes on cash and cash equivalents	10	46	(76)
Net increase/(decrease) in cash and cash equivalents	728	(314)	(1,096)
Cash and cash equivalents at the beginning of the year	2,155	2,883	2,569
Cash and cash equivalents at the end of the year	2,883	2,569	1,473

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

Net cash provided by operating activities for the year ended December 31, 2017 was RMB1,804.0 million (US$277.3 million), primarily attributable to a net income of RMB300.1 million, positively adjusted for certain items such as a depreciation and amortization of RMB1,044.1 million, a decrease in notes receivables of RMB485.1 million, an increase in advance from customers of RMB108.3 million, and an increase in accounts payable of RMB845.7 million, partially offset by certain items such as an increase in inventories of RMB1,079.4 million and an increase in other current assets and amount due from related parties of RMB178.5 million.

Net cash provided by operating activities for the year ended December 31, 2016 was RMB1,020 million, primarily attributable to a net income of RMB719.6 million, positively adjusted for certain items such as a depreciation and amortization of RMB912.7 million, a decrease in notes receivables of RMB274.6 million, a decrease in advance to third party suppliers of RMB247.9 million, and an increase in accounts payable of RMB232.5 million, partially offset by certain items such as an increase in inventories of RMB926.5 million , the RMB303.4 million non-cash reversal of interest relating to the Hemlock dispute settlement and an increase in other assets of RMB196.5 million.

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

Investing Activities.

Net cash used in investing activities in 2017 was RMB3.3 billion (US$0.5 billion). This was primarily due to the purchase of property, plant and equipment of RMB2.2 billion and investments in project assets of RMB0.8 billion.

Net cash used in investing activities in 2016 was RMB3.1 billion. This was primarily due to the purchase of property, plant and equipment of RMB1.8 billion and investments in project assets of RMB1.1 billion.

Net cash used in investing activities in 2015 was RMB1.1 billion. This was primarily due to the purchase of property, plant and equipment of RMB892.0 million and investments in project assets of RMB382.8 million, partially offset by the decrease in restricted cash of RMB169.6 million.

Financing Activities.

Net cash provided by financing activities for the year ended December 31, 2017 was RMB455.0 million (US$69.9 million), primarily consisting of proceeds from short-term borrowings of RMB4.8 billion, proceeds from long-term borrowings of RMB404.8 million and proceeds from capital lease of RMB756.3 million, partially offset by repayment of short-term borrowings of RMB4.8 billion, and repayment of long-term borrowings of RMB571.8 million.

Net cash provided by financing activities for the year ended December 31, 2016 was RMB1.7 billion, primarily consisting of proceeds from short-term borrowings of RMB4.4 billion, proceeds from long-term borrowings of RMB919.4 million and proceeds from capital lease of RMB481.3 million, partially offset by repayment of short-term borrowings of RMB3.7 billion, and repayment of long-term borrowings of RMB391.2 million.

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

Capital Expenditures

We made capital expenditures of RMB1.3 billion, RMB2.8 billion and RMB3.0 billion (US$0.5 billion) in the years ended December 31, 2015, 2016 and 2017, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment, to invest in project assets and to construct and expand our solar product manufacturing lines.

We expect to incur capital expenditures of approximately RMB3.4 billion (US$0.5 billion) in 2018, which will be used primarily for upgrading and expanding our manufacturing capacity. As of December 31, 2017, we have contracted for capital expenditure of RMB1,913.1 million (US$294.0 million).

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

Our research and development expenditures were RMB148.5 million, RMB175.5 million and RMB160.1 million (US$24.6 million) in 2015, 2016 and 2017, respectively.

For intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                          TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                          OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2017 we did not have any material off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments or interest rate swap transactions, that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Loan obligations (including interest averaging 4.50%)	6,418,041	4,071,914	1,355,785	268,797	721,544
Operating lease obligations	118,859	73,275	45,074	510	—
Non-cancelable capital expenditures	1,640,240	1,640,260	—	—	—
Purchase commitments under agreements	1,758,608	970,976	787,632	—	—
Accrued warranty cost reflected on the company’s balance sheet	709,683	—	—	—	709,683

Total	10,645,431	6,756,425	2,188,491	269,307	1,431,227

Loan obligations

Our loan obligations relate to borrowings borrowed from various financial in China with an average interest rate of 4.50% per annum. The borrowings have terms of 1-149 months and expire at various times throughout 2017 to 2030.

Operating lease obligations

Our operating lease obligations mainly relate to non-cancelable lease for certain land and assets used by our manufacturing facilities in Ningjin, Langfang, Hebei, Penang, Malaysia, Viet Yen, Vietnam and offices used by JA Beijing, JA Solar USA Inc., JA Solar Gmbh, JA Japan and JA Solar South Africa (PTY) Limited.

Non-cancelable purchase obligations

As of December 31, 2017, we had contracted for capital expenditures on machinery and equipment of RMB1,640.2 million (US$252.1 million).

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

“Take or Pay” Supply Agreements

Our long-term supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice us for the full stated purchase price of polysilicon or silicon wafers we are obligated to purchase each year, whether or not we actually purchase the contractual volume.

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

Name	Age	Position
Baofang Jin	66	Executive Chairman of the Board of Directors and Chief Executive Officer
Jian Xie	40	Director
Yuhong Fan	53	Director
Bingyan Ren	72	Director
Erying Jia	63	Director
Hope Ni	46	Independent Director
Jiqing Huang	81	Independent Director
Yuwen Zhao	79	Independent Director
Shaohua Jia	68	Independent Director
Ying Li	45	Finance VP (Principal Financial Officer)
Wei Shan	62	Chief Technology Officer

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

Jian Xie, Director.  Mr. Xie has been our director since August 2009. Since joining us in April 2006, Mr. Xie has served in such capacities as our director of corporate finance, director of investor relations, assistant to the chief executive officer, secretary of the board of directors, chief operating officer and president. Prior to joining us, Mr. Xie worked in the investment banking department of Ping’an Securities Co., Ltd., and as an associate in the investment department at Dogain Holdings Group Co., Ltd. Mr. Xie received his master’s degree in finance from Guanghua School of Management at Beijing University in 2004.

Yuhong Fan, Director.  Mr. Fan has been our director since March 2015. He has also served as our vice president from July 2011 to February 2017, the general manager of Solar Silicon Valley from January 2010 to December 2015, and the deputy general manager of Jinglong Group from July 2009 to 2016. Mr. Fan started his career at Jinglong Group and has held various managerial positions at Jinglong Group and within JA Solar overseeing multiple facets of our manufacturing operations, including wafer production, processing and quality assurance. Mr. Fan graduated from Hebei Broadcast and Television University in June 1997.

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

Shaohua Jia, Independent Director.  Dr. Jia has been our independent director since October 2012. Dr. Jia is an academic committee member of the China Taxation Association, as well as an executive member of the Beijing Taxation Association. He also serves as vice chairman of the China Financial and Tax Law Institute. Dr. Jia had been an independent director of Letong Chemical Co., Ltd. (SZ: 002319) since from August 2016 to March 2017. Dr. Jia has been an independent director of Haima Automobile Group Co., Ltd. (SZ: 000572) since May 2015.  Dr. Jia worked as chief editor of the China Tax Publishing House from 2006 to 2011. Prior to that, he was the deputy director of the State Taxation Administration of Hainan province and president of the Yangzhou Tax Institute of the State Administration of Taxation. Dr. Jia received his Ph. D. in Economics from Graduate School of Chinese Academy of Social Sciences in 2001.

Ying Li, Finance VP.  Ms. Li has been our Finance VP since January 2014 and worked in the Company for seven years.  Ms. Li has about 22 years of financial management experience at public and private companies.  From 2011 to 2013, Ms. Li worked as the assistant vice president of finance of Kuaiqian Payment and Settlement Service Co., Ltd. From 2008 to 2011, Ms. Li worked with us as the senior Finance Director. Prior to that, Ms. Li served as the internal control manager at TNT China Holdings Co., Ltd. from 2004. Ms. Li started her career at KPMG Huazhen LLP from 1995. Ms. Li received her master degree of business administration from the University of Hong Kong.

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

B.                          COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2017, we paid an aggregate compensation of RMB10.7 million (US$1.6 million) to our directors and executive officers. For the year ended December 31, 2017, we did not grant any options or restricted share units to our executive officers. Other than fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers.

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

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the 2014 plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our 2014 plan, permits our plan administrator to extend the term of our 2014 plan or the exercise period for an option beyond ten years from the date of grant or results in a material increase in benefits or a change in eligibility requirements, unless we decide to follow home country practice.

During the year ended December 31, 2017, we did not grant any options or restricted share units to our employees under our 2006 Plan and 2014 Plan.

Our board has authorized a committee, currently consisting of Mr. Baofang Jin, our executive chairman, to approve option grants under our 2006 Plan and 2014 Plan.

As of March 31, 2018, we have granted options to purchase 23,299,000 ordinary shares and awarded 4,402,000 restricted share units under our 2006 Plan and 2014 Plan, options to purchase 4,136,500 ordinary shares and 651,110 restricted share units remained outstanding.

Effect of the Going Private Transaction on Outstanding Awards

See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction”.

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

Compensation Committee.  Our compensation committee consists of Ms. Hope Ni, Mr. Yuwen Zhao, Mr. Baofang Jin, Mr. Jiqing Huang and Dr. Shaohua Jia, and is chaired by Mr. Jiqing Huang. Except for Mr. Baofang Jin, all other members of the compensation committee satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors and differs from the NASDAQ Stock Market Rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Ms. Hope Ni, Mr. Jiqing Huang, Mr. Yuwen Zhao, Mr. Baofang Jin and Dr. Shaohua Jia, and is chaired by Mr. Baofang Jin. Except for Mr. Baofang Jin, all other members of the nominating and corporate governance committee satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our Board of Directors and differs from the NASDAQ Stock Market Rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Special Committee.  In June 2015, our board of directors formed a special committee consisting of independent directors Mr. Shaohua Jia and Mr. Yuwen Zhao, with Mr. Shaohua Jia serving as chairman of the Special Committee. See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction”.

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

D.                          EMPLOYEES

As of December 31, 2015, 2016 and 2017, we had a total of 12,550, 14,056 and 14,611 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2017:

	Number of employees	Percentage of total
Manufacturing and engineering	11,620	79.5%
Quality assurance	1,036	7.1%
General and administration	1,304	8.9%
Purchasing and logistics	162	1.1%
Research and development	117	0.8%
Marketing and sales	253	1.7%
Others	119	0.8%
Total	14,611	100.00%

Of our total employees as of December 31, 2017, 2,974 were located in Ningjin, Hebei Province, 2,668 were located in Yangzhou, Jiangsu Province, 1,053 were located in Shanghai, 1,112 were located in Lianyungang, Jiangsu Province, 2,302 were located in Hefei, Anhui Province and 1,024 were located in Xingtai, Hebei Province, 1,587 were located in Malaysia and 1,891 were located in other cities in China and abroad.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2017, 2,141 of our employees held bachelor’s or higher degrees. A number of our employees have overseas education and industry experience.

We are required by applicable PRC regulations to contribute amounts equal to 18-22%, 7-12%, 1-2%, 0.5-2% and 0.6-1%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.                          SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2017, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 234,363,592 ordinary shares outstanding as of March 31, 2018.

	Shares Beneficially	Owned
	Number(1)	%(2)
Directors and Executive Officers:
Baofang Jin(3)	39,752,976	16.96
Jian Xie	*	*
Yuhong Fan	*	*
Bingyan Ren	*	*
Erying Jia	*	*
Hope Ni	*	*
Jiqing Huang	*	*
Yuwen Zhao	*	*
Shaohua Jia	*	*
Ying Li	*	*
Wei Shan	*	*
All Directors and Officers as a Group	41,676,191	17.78

Principal Shareholders:
Jinglong Group Co., Ltd.(4)	38,897,366	16.6
Numeric Investors LLC(5)	13,608,315	5.81
Senrigan Capital Group Limited(6)	12,689,105	5.41
Huang Chin Tien(7)	24,147,026	10.30

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

(2)         In computing the percentage ownership of a person, we have included shares that the person has the right to acquire within 60 days after March 31, 2018, including through the exercise of any option, restricted shares, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(3)         Represents 38,897,366 ordinary shares held by Jinglong BVI, of which Mr. Baofang Jin is a director and has a 32.96% economic interest, and (ii) 855,610 ordinary shares issuable upon exercise of options and restricted share units held by Mr. Baofang Jin that are exercisable within 60 days of March 31, 2018. Mr. Jin disclaims beneficial ownership of the shares held by Jinglong BVI except to the extent of his pecuniary interest therein.

(4)         Represents 38,897,366 ordinary shares held by Jinglong BVI, a British Virgin Island Company, which is owned by Mr. Baofang Jin (our executive chairman and chief executive officer, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).

(5)         Represents 13,608,315 ordinary shares held by Numeric Investors LLC, a limited liability company, which is registered under the law of the State of Delaware, U.S. The principal business address of Numeric Investors LLC is 470 Atlantic Avenue, 6th Floor, Boston, MA 02210.

(6)         Represents 12,689,105 ordinary shares held by Senrigan Capital Group Limited, a Hong Kong private company. The principal address of Senrigan Capital Group Limited is 11th Floor, LHT Tower, 31-31A Queen’s Road Central, Central, Hong Kong.

(7)         Represents 24,147,026 ordinary shares.

As of March 31, 2017, none of our existing shareholders has different voting rights from other shareholders.

To our knowledge, as of March 31, 2018, a total of 98,029,625 ordinary shares are held by one record holder in the U.S., which is the Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the U.S. is likely to be much larger than the number of record holders of our ordinary shares in the U.S.

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

Wafer supply

We historically made prepayments to Jinglong Group under the silicon wafer supply contracts we entered into with Hebei Jinglong. Due to the reorganization of Jinglong Group, Hebei Jinglong disposed its wafer production business in the middle of 2014 so we did not purchase any silicon wafer from Hebei Jinglong in 2015 and 2016. Unused prepayment was RMB 14.4 thousand (US$2.2 thousand) as of December 31, 2017 and will be deducted by the rental fee according to the supplemental agreements signed every quarter to offset this prepayment with rental fee under the operating lease agreements.

Guarantee

As of December 31, 2017, we received guarantees from Hebei Jinglong for short-term bank borrowing and long-term bank borrowing with a principal of RMB791.1 million (US$121.6 million).

Leasing

We lease properties from Hebei Jinglong and another related party under operating lease agreements. We incurred rental expenses to Hebei Jinglong in the amount of 35.9 million (US$5.5 million) for the year ended December 31, 2017.

Transactions with other Related Parties

We sold solar power products to several related companies in the amount of RMB14.4 million (US$2.2 million) for the year ended December 31, 2017.

We outsourced processing service to several related companies. The processing service fee amounted to RMB27.0 million (US$4.1 million) for the year ended December 31, 2017.

We purchased RMB3,293.5 million (US$506.2 million) of silicon wafers and other raw material, from several related companies for the year ended December 31, 2017.

As of December 31, 2017, we received guarantees from Donghai District Longhai Property Co., Ltd. for a short-term borrowing with a principal amount of RMB47 million (US$7.2 million).

As of December 31, 2017, we provided guarantees to Hebei NingjinSonggong Electronics Co., Ltd. for a short-term borrowing with a principal amount of RMB220 million (US$33.8 million) and to Xingtai Jinglong Electronics and Materials Co., Ltd. for a short-term borrowing with a principal amount of RMB121 million (US$18.6 million) and to Ningjin Jingxing Electronic Material Co., Ltd. for a short-term borrowing with a principal amount of RMB30.0 million (US$4.6 million).

In June 2013, we provided an entrustment loan to Yangzhou JA Property Co., Ltd. with a principal of RMB 40.0 million, with an annual interest rate of 6.6% and was due for repayment in one year.  In 2014, the repayment date for the entrustment loan was extended to June 8, 2015. In 2015, the repayment date for this loan was extended to June 10, 2016 with interest rate of 7%. And in 2016, the repayment date for this loan was extended to June 10, 2017 with interest rate of 7%. In August 2016, we provided an entrustment loan to Donghai District Longhai Property Co., Ltd. with a principal of RMB15.0 million (US$2.3 million), with an annual interest rate of 5.36%. In October 2016, we provided an entrustment loan to Hebei Ningjin Songgong Electronics Co., Ltd. with a principal of RMB 15.0 million (US$2.3 million), with an annual interest rate of 5.36%. In November 2017, we provided an entrustment loan to Hebei Ningjin Songgong Electronics Co., Ltd. with a principal of RMB17.0 million (US$2.6 million), with an annual interest rate of 5.60%.

We consider that these transactions were at market with prices comparable to other similar transactions with unrelated third parties. All related party transactions were approved by our audit committee in accordance with our policy and procedures with respect to related person transactions if so required thereunder.

Going Private Transactions

See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction”.

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

Our board of directors has complete discretion as to on whether to declare and pay dividends to our shareholders subject to compliance with our memorandum and articles of association and applicable provisions of the Cayman Islands Companies Law. Even if our board of directors decides to declare and pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our subsidiaries in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our PRC subsidiaries are required to make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Our PRC subsidiaries are required to transfer at least 10% of their profit after taxation (as determined under accounting principles generally accepted in the PRC at each year-end) to the general reserve fund until the reserve balance reaches 50% of their respective registered capital. The appropriations to other funds are at the discretion of our PRC subsidiaries. These reserve funds can only be used for specific purposes of enterprises expansion, staff bonus, and welfare and not distributable as cash dividends. The general reserves made by our PRC subsidiaries in 2015, 2016 and 2017 were RMB116.3 million, RMB112.6 million and RMB90.0 million (US$13.8 million), respectively.

B.                          SIGNIFICANT CHANGES

None.

ITEM 9.                                                THE OFFER AND LISTING

A.                          OFFER AND LISTING DETAILS

Our ADSs, each representing five of our ordinary shares, are quoted on the NASDAQ Global Select Market. Our ADSs trade under the symbol “JASO.” From the initial listing of our ADSs on the NASDAQ Global Select Market on February 7, 2007 to February 7, 2008, the trading prices of our ADSs ranged from US$16.17 to US$76.50 per ADS. From the day after the date of our 3-for-1 ADS split on February 7, 2008 to December 7, 2012, each of our ADSs represented one ordinary share and the trading price of our ADSs on the NASDAQ Global Select Market ranged from US$0.58 to US$27 per ADS. From the day after the date of our 1-for-5 reverse ADS split on December 10, 2012 through April 23, 2018, the trading price of our ADSs has ranged from US$3.21 to US$13.14 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
2012 (through December 7, 2012)	2.34	0.58
2012 (from December 10, 2012 to December 31, 2012)	4.38	3.21
2013	12.80	3.37
2014	13.14	6.70
2015	10.80	6.30
2016	9.78	4.69
2017	8.48	4.42
Quarterly Highs and Lows
2016
First Quarter of 2016	9.78	7.88
Second Quarter of 2016	9.10	6.16
Third Quarter of 2016	8.15	5.66
Fourth Quarter of 2016	7.15	4.69
2017
First Quarter of 2017	6.68	4.42
Second Quarter of 2017	7.50	6.16
Third Quarter of 2017	8.48	6.01
Fourth Quarter of 2017	8.17	6.83
Monthly Highs and Lows
2017
October 2017	7.70	6.83
November 2017	8.17	6.85
December 2017	7.57	7.21
2018
January 2018	7.62	7.32
February 2018	8.13	7.33
March 2018	7.47	6.17
April 2018 (through April 27, 2018)	7.34	6.47

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

B.                          MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a Cayman Islands company and our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands.

Our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each. There were 237,926,352 ordinary shares issued and outstanding as of December 31, 2017, not including 1,165,560 ordinary shares issued to and held by the depositary for the purpose of future option exercise.

The following are summaries of certain provisions of our current memorandum and articles of association and the Cayman Islands Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of the Company is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The objects for which the Company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors and Board Committees.”

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors provided that dividends may only be declared and paid out of funds legally available therefor, namely out of either profit, our share premium account or any other fund or account which can be authorized for this purpose in accordance with the Cayman Islands Companies Law.

Voting Rights. Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded (a) by the chairman of the meeting; or (b) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or (d) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast at a meeting of our shareholders.

No shareholder shall be entitled to vote or be counted in the quorum, in respect of any share, unless such shareholder is registered as our shareholder as of the applicable record date for that meeting.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

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

Alteration of Capital. The Company may by ordinary resolution:

(a)                                 increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)                                 consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)                                  divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, defined, qualitied or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the directors may determine;

(d)                                 sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association (subject, nevertheless, to the Cayman Islands Companies Law), and may by such resolution determine that as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or to be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; or

(e)                                  cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

The Company may by special resolution, subject to any confirmation or consent required by the Cayman Islands Companies Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

Transfer of Shares. Subject to our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, and without assigning any reasons thereof refuse to register any transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality,  refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

Our board of directors may, decline to recognize any instrument of transfer unless:

(a)                                 a fee of such maximum sum as  Nasdaq Global Select Market may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to the Company in respect thereof;

(b)                                 the instrument of transfer is in respect of only one class of shares;

(c)                                  the instrument transfer is lodged with us accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer  (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)                                 if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuses to register a transfer of any share, it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers of shares may, after compliance with any notice requirement of the Nasdaq Global Select Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

                Liquidation. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company is wound up and the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such shareholders in proportion to the amount paid up on the shares held by them respectively; and (ii) if the Company is wound up and the assets available for distribution amongst the shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. If the Company shall be wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Law, divide among our shareholders in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of the one kind or not, and may, for that purpose, set such value as the liquidator deems fair upon any one or more class or classes of property and may determine how the division shall be carried out as between our shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest any part of such assets up trusts for the benefit of our shareholders as the liquidator, with the like authority, shall think fit, but so that no contributory shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders in respect of any amounts of money unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. We are empowered our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the NASDAQ Global Select Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares. Subject to the Cayman Islands Companies Law, all or any of the special rights for the time being attached to the shares or any class of shares, unless otherwise provided by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that (i) the quorum for the purposes of any such separate general meeting shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorised representative) together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, (ii) every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and (iii) any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

Inspection of Books and Records. Holders of our ordinary shares have no general right under the Cayman Islands Companies Law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will permit our shareholders to inspect our register of members in accordance with the articles of association and we will provide our shareholders with annual audited financial statements. For additional information, please visit our corporate website www.jasolar.com.

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

D.                          EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange.”

E.                          TAXATION

Cayman Islands Taxation

At the present time, there is no Cayman Islands income tax, corporation tax, capital gains tax or other taxes payable by the Company or its shareholders. The Company is an exempted company under Cayman Islands law and as such has received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking (being 18 July 2006), no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the Company or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of shares. An annual registration fee will be payable by the Company to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorised capital. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

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

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors that have a functional currency other than the U.S. dollar, or certain former or long-term residents of the U.S.), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

Passive Foreign Investment Company Considerations

Although it is likely that we were a PFIC for the taxable year ended December 31, 2012, based on the market price of ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended on December 31, 2017, and we do not expect to be a PFIC for our current taxable year ending December 31, 2018 or in the foreseeable future. However, we can give no assurances in this regard as the PFIC determination is inherently factual and, in addition, depends upon certain questions of law for which there is inadequate or uncertain authority. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.

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

Certain U.S. Holders who are individuals are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are advised to consult with their tax advisors regarding the application of the U.S. information reporting and backup rules to their particular circumstances.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of our borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31, 2017, we had RMB3.9 billion (US$0.6 billion) of short-term borrowings and long-term borrowings (current portions) and RMB2.1 billion (US$0.3 billion) of long-term borrowings (excluding current portions), with an average interest rate of 4.50% per annum. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in an increase of approximately RMB59.7 million (US$9.2 million) in interest expense for the year ended December 31, 2017. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting and functional currency. A certain portion of our revenues and expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We recorded a foreign exchange loss of RMB70.1 million (US$10.8 million) in 2017 primarily due to the appreciation of U.S. dollar against RMB. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Credit Risk

We are generally required to make prepayments to silicon wafer suppliers in advance of shipments. We do not require collateral or other security against our prepayments to our suppliers for raw materials and have recorded a provision balance of RMB13.8 million (US$2.1 million) for potential losses against these prepayments as of December 31, 2017. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover our prepayments, we would suffer losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Prepayment arrangements for procurement of silicon wafers and/or polysilicon from our major suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

We extend credit terms to certain customers after assessing a number of factors to determine whether collections from the customers are probable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer credit worthiness and current economic trends. We recorded RMB227.8 million (US$35.0 million) for doubtful accounts as of December 31, 2017. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2017, the end of the period covered by this annual report on Form 20-F, our management performed, under the supervision and with the participation of our chief executive officer and principal financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and principal financial officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2017 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for services provided by our principal accountants for each of the fiscal years 2016 and 2017:

	For the Year Ended December 31,
	2016	2017
	(RMB in million)
Audit fees(1)	10.5	10.5
Audit-related fees(2)	1.0	1.2
Tax fees(3)	0.5	0.3

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

4.1

2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement of Form S-8 (File No. 333-197750), initially filed with the Securities and Exchange Commission on July 31, 2014)

4.2

Agreement and Plan of Merger, dated as of November 17, 2017, by and among us, Holdco, Parent and Merger Sub (incorporated by reference to Exhibit 99.2 on Form 6-K initially filed with the Securities and Exchange Commission on November 20, 2017).

8.1*	List of Significant Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our 2006 annual report on Form 20-F (File No. 001-33290) initially filed with the Securities and Exchange Commission on June 1, 2007.)

12.1*	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Act and Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Act, Section 1350 of Chapter 63 of the United States Code and Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JA Solar Holdings Co., Ltd.

	By:	/s/ Ying Li
Name: Ying Li
Title: Finance VP

Date: April 30, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JA Solar Holdings Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2018

We have served as the Company’s auditor since 2006.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2016	2017
			RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	2	(d)	2,569,402	1,473,455
Restricted cash	2	(d)	836,761	1,006,252
Notes receivable	5		563,144	77,995
Dividends receivable	25	(c)	—	7,085
Accounts receivable from third party customers, net	6		2,623,897	2,736,294
Accounts receivable from related party customers, net	6,25	(b)	129,781	33,816
Inventories	7		2,460,488	3,481,116
Advances to third party suppliers, net	8		257,407	321,329
Advances to related party suppliers, net	8,25	(b)	24,962	14
Amount due from related parties	25	(b)	73,509	18,849
Other current assets	9		587,725	821,771
Deferred tax assets	12		138,080	—
Total current assets			10,265,156	9,977,976
Property, plant and equipment, net	10		5,219,501	6,539,197
Project assets, net	2	(r)	2,338,648	2,945,613
Intangible asset, net	11		11,713	10,188
Deferred tax assets	12		281,603	458,783
Advances to third party suppliers, net	8		97,429	60,666
Prepaid land use rights	14		524,208	525,323
Investment in joint venture and affiliates	4		69,022	67,656
Other assets	13		223,976	246,440
Total assets			19,031,256	20,831,842

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share data)

			December 31,	December 31,
	Note		2016	2017
			RMB	RMB
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	15		3,438,122	3,906,869
Accounts payable to third parties			2,018,345	2,836,051
Accounts payable to related parties	25	(a)	617,180	645,187
Tax payables			43,045	44,065
Advances from third party customers			610,718	719,016
Other payables to third parties	17		1,323,617	1,155,918
Payroll and welfare payables			300,962	271,405
Accrued expenses	18		282,655	303,846
Amounts due to related parties	25	(a)	16,196	83,031
Total current liabilities			8,650,840	9,965,388
Accrued warranty costs	19		533,214	709,683
Other long-term liabilities	16		684,434	1,329,243
Long-term borrowings	15		2,701,438	2,061,399
Total liabilities			12,569,926	14,065,713

Commitments and Contingencies	26
Shareholders’ equity :
Ordinary shares(US$0.0001 par value; 500,000,000 shares authorized, 237,853,602 and 237,926,352 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively)	30		176	176
Additional paid-in capital			5,651,557	5,651,994
Statutory reserves	23	(b)	665,753	755,787
Retained earnings			212,113	422,204
Accumulated other comprehensive loss			(68,469)	(64,232)
Total shareholders’ equity attributable to JA Solar Holdings			6,461,130	6,765,929
Non-controlling interest			200	200
Total shareholders’ equity			6,461,330	6,766,129
Total liabilities and shareholders’ equity			19,031,256	20,831,842

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2015	December 31, 2016	December 31, 2017
		RMB	RMB	RMB
Revenues
Solar modules		12,688,843	14,781,004	18,349,800
Solar cells and other products		761,931	799,572	905,677
Electricity generation		64,226	156,300	403,976
Solar products processing		10,407	—	—
Total revenues		13,525,407	15,736,876	19,659,453
Cost of revenues
Solar modules		(10,520,727)	(12,612,637)	(16,242,113)
Solar cells and other products		(675,384)	(742,723)	(864,976)
Electricity generation		(29,736)	(87,975)	(143,053)
Solar products processing		(6,971)	—	—
Total cost of revenues		(11,232,818)	(13,443,335)	(17,250,142)
Gross profit		2,292,589	2,293,541	2,409,311
Selling, general and administrative expenses		(1,246,449)	(1,058,319)	(1,514,042)
Research and development expense		(148,548)	(175,450)	(160,138)
Loss from purchase commitments and contract termination costs	17	—	(148,541)	(16,436)
Impairment loss on project assets		(32,574)	(8,073)	(3,043)
Total operating expenses		(1,427,571)	(1,390,383)	(1,693,659)
Income from operations		865,018	903,158	715,652
Change in fair value of derivatives	21,22,27	44,033	48,845	(2,270)
Interest expense		(249,382)	(284,334)	(324,414)
Interest income		25,571	18,850	17,319
Foreign exchange gain/(loss)		31,890	80,786	(70,105)
Income from equity method investments	4	6,180	9,856	9,250
Other income, net	16	48,492	65,750	53,163
Income before income taxes		771,802	842,911	398,595
Income tax expense	12	(157,332)	(123,301)	(98,470)
Net income		614,470	719,610	300,125
Less: loss/(earnings) attributable to the non-controlling interest		9,243	(35,911)	—
Net income attributable to JA Solar Holdings		623,713	683,699	300,125
Less: allocation of net income to a participating warrant holder		(107,828)	—	—
Net income attributable to JA Solar’s ordinary shareholders		515,885	683,699	300,125

Net income		614,470	719,610	300,125
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of tax		(35,038)	(44,517)	4,237
Other comprehensive (loss)/income		(35,038)	(44,517)	4,237
Comprehensive income		579,432	675,093	304,362
Less: comprehensive loss/(income) attributable to the non-controlling interest		9,243	(35,911)	—
Comprehensive income attributable to JA Solar Holdings		588,675	639,182	304,362
Less: allocation of net income to a participating warrant holder		(107,828)	—	—
Comprehensive income attributable to JA Solar’s ordinary shareholders		480,847	639,182	304,362

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Continued)

(In thousands, except share and per share data)

		For the year ended	For the year ended	For the year ended
	Note	December 31, 2015	December 31, 2016	December 31, 2017
		RMB	RMB	RMB

Net income per share:
Basic		2.12	2.92	1.28
Diluted		2.12	2.92	1.28
Weighted average number of shares outstanding:	24
Basic		243,506,821	234,290,842	234,331,621
Diluted		243,744,921	234,402,452	234,369,595
Net income per ADS:
Basic		10.59	14.59	6.40
Diluted		10.58	14.58	6.40
Weighted average number of ADS:
Basic		48,701,364	46,858,168	46,866,324
Diluted		48,748,984	46,880,490	46,873,919

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
						other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	deficit	income	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2014	252,301,917	186	5,638,703	436,807	(726,610)	11,086	5,360,172	106,696	5,466,868
Share based compensation	—	—	9,405	—	—	—	9,405	—	9,405
Exercise of stock options	140,000	—	1,196	—	—	—	1,196	—	1,196
Vesting of restricted share units	267,500	—	—	—	—	—	—	—	—
Statutory reserves	—	—	—	116,337	(116,337)	—	—	—	—
Shares repurchase (Note 31)	(14,855,815)	(10)	—	—	(139,743)	—	(139,753)	—	(139,753)
Net income/(loss)	—	—	—	—	623,713	—	623,713	(9,243)	614,470
Other comprehensive loss for foreign currency translation adjustment	—	—	—	—	—	(35,038)	(35,038)	—	(35,038)
Balance at December 31, 2015	237,853,602	176	5,649,304	553,144	(358,977)	(23,952)	5,819,695	97,453	5,917,148

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
					(Accumulated	other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	Deficit)/retained	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	earnings	loss	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2015	237,853,602	176	5,649,304	553,144	(358,977)	(23,952)	5,819,695	97,453	5,917,148
Share based compensation	—	—	2,253	—	—	—	2,253	—	2,253
Statutory reserves	—	—	—	112,609	(112,609)	—	—	—	—
Capital injection by non-controlling interests	—	—	—	—	—	—	—	200	200
Liquidation of a subsidiary	—	—	—	—	—	—	—	(133,364)	(133,364)
Net income	—	—	—	—	683,699	—	683,699	35,911	719,610
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	(44,517)	(44,517)	—	(44,517)
Balance at December 31, 2016	237,853,602	176	5,651,557	665,753	212,113	(68,469)	6,461,130	200	6,461,330

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(In thousands, except share and per share data)

							Total JA
						Accumulated	Solar
					(Accumulated	other	Holdings	Non-	Total
	Ordinary shares		Additional	Statutory	Deficit)/retained	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	paid-in capital	reserves	earnings	loss	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2016	237,853,602	176	5,651,557	665,753	212,113	(68,469)	6,461,130	200	6,461,330
Share based compensation	—	—	414	—	—	—	414	—	414
Exercise of Stock Options	72,750	—	23	—	—	—	23	—	23
Statutory reserves	—	—	—	90,034	(90,034)	—	—	—	—
Net income	—	—	—	—	300,125	—	300,125	—	300,125
Other comprehensive income for foreign currency translation adjustment	—	—	—	—	—	4,237	4,237	—	4,237
Balance at December 31, 2017	237,926,352	176	5,651,994	755,787	422,204	(64,232)	6,765,929	200	6,766,129

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Note	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
		RMB	RMB	RMB

Cash flows from operating activities:
Net income		614,470	719,610	300,125
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation		9,405	2,253	414
Depreciation and amortization		797,671	912,699	1,044,085
(Reversal of)/allowance for doubtful accounts		(4,746)	(18,076)	40,775
Write off of other current assets		19,078	—	—
Inventory provision	7	6,905	126,570	58,786
Loss from purchase commitments and contract termination costs	7,17	—	148,541	16,436
Hemlock interest accrual/(reversal)	17	123,524	(303,380)	—
Allowance for advance to third party suppliers	8	1,045	—	273
Change in fair value of derivatives		(44,033)	(48,845)	2,270
(Income)/loss from equity method investments		(2,147)	147	(10,105)
Exchange (gain)/loss		(11,274)	(54,907)	17,590
Loss from disposal of fixed assets		21,182	117,582	30,988
Impairment on project assets		32,574	8,073	3,043
Deferred income taxes		(96,648)	(84,344)	(39,100)
Changes in operating assets and liabilities:
(Increase)/decrease in notes receivables		(762,727)	274,567	485,149
(Increase)/decrease in accounts receivables from third party customers		(659,587)	98,479	(153,172)
Decrease in accounts receivables from related party customers		213,801	38,694	95,965
Decrease/(increase) in inventories		218,821	(926,516)	(1,079,414)
Decrease/(increase) in advance to third party suppliers		115,409	247,864	(27,432)
Decrease in advance to related party suppliers		4,194	40,989	24,948
Decrease/(increase) in other current assets and amount due from related parties		257,846	(134,856)	(178,547)
Increase in prepaid land use rights		—	(109,266)	(14,217)
(Increase)/decrease in other assets		—	(196,543)	9,257
(Decrease)/increase in accounts payable		(380,832)	232,505	845,713
Increase/(decrease) in tax payables		45,780	(82,297)	1,020
Increase/(decrease) in advance from customers		447,908	(81,149)	108,298
Increase/(decrease) in other payables		8,629	(62,995)	13,808)
Increase/(decrease) in payroll and welfare payables		60,452	6,336	(29,557)
Increase in accrued expenses		119,878	15,483	21,191
(Decrease)/increase in amounts due to related parties		(637)	8,718	66,835
Increase in accrued warranty costs		128,392	153,082	176,469
Decrease in other long-term liabilities		(26,788)	(29,319)	(27,842)
Net cash provided by operating activities		1,257,545	1,019,699	1,804,052

JA SOLAR HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
	RMB	RMB	RMB
Cash flows from investing activities:
Purchase of property, plant and equipment	(891,925)	(1,752,450)	(2,203,090)
Proceeds from disposal of property, plant and equipment	3,576	1,538	29,265
Purchase of intangible assets	(1,818)	(2,522)	(1,314)
Investments in project assets	(382,817)	(1,095,297)	(830,672)
Government grants received	230	27,976	24,900
Cash paid for acquisition of a subsidiary, net of cash acquired	—	(77,892)	—
Cash received from return of interest in an equity investee	—	—	4,386
Cash paid to non-controlling interests for liquidation of a subsidiary	—	—	(133,364)
Cash paid for purchase of an equity investee	—	(14,000)	—
Decrease/(increase) in restricted cash	169,566	(173,243)	(169,491)
Net cash used in investing activities	(1,103,188)	(3,085,890)	(3,279,380)
Cash flows from financing activities:
Proceeds from short-term borrowings	2,969,303	4,373,862	4,811,835
Repayment of short-term borrowings	(3,084,106)	(3,714,384)	(4,753,925)
Proceeds from long-term borrowings	797,017	919,358	404,794
Repayment of long-term borrowings	(22,000)	(391,240)	(571,795)
Proceeds from capital lease	41,808	481,252	756,294
Repayment of capital lease obligation	—	(62,953)	(119,796)
Proceeds from trade finance	—	100,269	99,890
Repayment of trade finance	—	—	(142,285)
Proceeds from exercise of stock options	1,196	—	23
Proceeds from investment of non-controlling interests	—	200	—
Repurchase of shares	(139,753)	—	—
Consideration payments after acquisition of a subsidiary	—	—	(30,000)
Net cash provided by financing activities	563,465	1,706,364	455,035)
Effect of exchange rate changes on cash and cash equivalents	10,463	45,935	(75,654)
Net increase/(decrease) in cash and cash equivalents	728,285	(313,892)	(1,095,947)
Cash and cash equivalents at the beginning of the year	2,155,009	2,883,294	2,569,402
Cash and cash equivalents at the end of the year	2,883,294	2,569,402	1,473,455
Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	224,237	293,657	326,433
Cash paid for income tax	160,526	289,942	136,550
Supplemental schedule of non-cash investing and financing activities:
Purchases of property, plant and equipment included in other payables and long-term liabilities	286,114	330,277	413,259
Purchases of project assets included in other payables	187,230	354,709	254,353
Swap accounts receivable from third party customers for equity method investment	39,498	—	—
Payables to non-controlling interests for liquidation of a subsidiary	—	133,364	—
Payables for acquisition of a subsidiary	—	70,000	—

The accompanying notes are an integral part of these consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

1.                   ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of JA Solar Holdings Co., Ltd. (“JASO”), and its subsidiaries, collectively referred to as the “Company”.

JA Solar Holdings Co., Ltd. was incorporated in the Cayman Islands on July 6, 2006. In February 2007, the Company’s ADS became listed on the NASDAQ Global Market in the United States. The Company is primarily engaged in the development, production and marketing of high-performance solar power products, and sales of electricity produced by the solar power plants.

In November 2011, the Company completed the acquisition of 100% equity interest of Silver Age Holdings Limited, of which Full Shine Holdings Limited and Solar Silicon Valley Electronic Science and Technology Co., Ltd. are 100% owned subsidiaries. Thereafter, Silver Age Holdings Limited, Full Shine Holdings Limited and Solar Silicon Valley Electronic Science and Technology Co., Ltd. became wholly owned subsidiaries of the Company.

In March 2011, the Company entered into a joint venture agreement with MEMC Singapore to form a jointly-owned company named JA MEMC (Yangzhou) Solar Technology Company Ltd. (“JA MEMC”). In June 2014, the Company completed the acquisition of 50% of JA MEMC’s total equity interests held by MEMC Singapore. Thereafter, JA MEMC became wholly owned subsidiary of the Company. Subsequently, JA MEMC’s assets were transferred to JA Solar Technology Yangzhou Co., Ltd. and JA MEMC was dissolved in December 2014.

In January 2013, the Company completed the acquisition of 65% equity interest of Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”). As of December 31, 2016, Ningjin Songgong was liquidated and the assets and liabilities of Ningjin Songgong have been adjusted to liquidation value, with no gain or loss impact on the consolidated statements of operations and comprehensive income. The net assets attributable to the non-controlling interest party were reclassified as payables accordingly (Refer to Note 17 Other payables to third parties). The payables were settled as of December 31, 2017.

In June 2016, the Company completed the acquisition of 100% equity interest of Jiuzhou Fangyuan New Energy (Yichang) Co., Ltd. (Refer to Note 3(a) Acquistition of Jiuzhou Yichang).

Majority of the Company’s business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd., JA Solar Technology Yangzhou Co., Ltd., Shanghai JA Solar Technology Co., Ltd., Hefei JA Solar Technology Co., Ltd., Solar Silicon Valley Electronic Science and Technology Co., Ltd., Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd., JA Solar Malaysia Sdn. Bhd., Dunhuang JA Solar Power Development Co., Ltd., Jingneng New Energy Development (Lincheng) Co., Ltd., JA Solar PV Electric (Datong) Co., Ltd. and Jiuzhou Fangyuan New Energy (Xinjiang) Co., Ltd. in which the Company indirectly holds a 100% interest.

As of December 31, 2017, the Company’s principal subsidiaries include the following entities:

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

1.                   ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

As of December 31, 2017, the Company’s principal subsidiaries include the following entities (continued):

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Donghai JA Solar Technology Co., Ltd. (“JA Wafer R&D”)	November 4, 2010	PRC	100%
JA (Hefei) Renewable Energy Co., Ltd. (“JA Hefei Renewable Energy”)	March 30, 2011	PRC	100%
Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”)	July 8, 2011	PRC	100%
JA Solar Investment China Co., Ltd (“JA Investment”)	October 31, 2011	PRC	100%
Silver Age Holdings Limited (“Silver Age”)	November 30, 2011	BVI	100%
Full Shine Holdings Limited (“Full Shine”)	November 30, 2011	Hong Kong	100%
Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”)	November 30, 2011	PRC	100%
JA Solar Japan Limited (“JA Japan”)	July 12, 2012	Japan	100%
Dunhuang JA Solar Power Development Co., Ltd. (“JA Dunhuang”)	July 23, 2012	PRC	100%
JA Solar Investment (Hong Kong) Limited	May 16, 2013	Hong Kong	100%
JA Solar Australia PTY Limited (“JA Australia”)	June 12, 2013	Australia	100%
JA Solar PV Technology Co., Ltd.	January 13, 2014	PRC	100%
JA Solar PV Electric (Shexian) Co,. Ltd.	March 10, 2014	PRC	100%
Aiyouen Power Electric (Yinchuan) Co,. Ltd.	March 25, 2014	PRC	65%
Beijing JA Solar PV Technology Co., Ltd.	April 14, 2014	PRC	100%
JA Solar PV Electric (Huanghua) Co,. Ltd.	July 1, 2014	PRC	100%
JA Solar South Africa (PTY) Limited	July 5, 2014	South Africa	100%
JA Solar PV Electric (Yanchi) Co,. Ltd. (“JA Yanchi”)	July 17, 2014	PRC	100%
JA New Energy Development (Hebei) Co., Ltd.	August 25, 2014	PRC	100%
JA Solar New Energy Electric (Chifeng) Co., Ltd. (“JA Chifeng”)	October 20, 2014	PRC	100%
JA Solar PV Electric (Wulanchabu) Co,. Ltd.	November 12, 2014	PRC	100%
JA Solar Malaysia Sdn. Bhd. (“JA Malaysia”)	December 10, 2014	Malaysia	100%
Jingneng New Energy Development (Renxian) Co., Ltd.	March 23, 2015	PRC	100%
Jingneng New Energy Development (Lincheng) Co., Ltd. (“Lincheng Jingneng”)	April 20, 2015	PRC	100%
JA Solar PV Electric (Hefei) Co., Ltd. (“JA Hefei Electric”)	April 22, 2015	PRC	100%
JA Solar PV Electric (Jarud) Co., Ltd. (“JA Jarud”)	May 5, 2015	PRC	100%
JA Solar PV Electric (Linzhou) Co., Ltd. (“JA Linzhou”)	May 8, 2015	PRC	100%
JA Solar Technology (Karamay) Co., Ltd.	May 11, 2015	PRC	100%
JA Solar (Xingtai) Co., Ltd.	July 13, 2015	PRC	100%
JA Solar PV Electric (Hoboksar) Co., Ltd.	July 27, 2015	PRC	100%
JA Solar PV Electric (Datong) Co., Ltd. (“JA Datong”)	July 30, 2015	PRC	100%
Jiuzhou Fangyuan New Energy (Xinjiang) Co., Ltd. (“Jiuzhou Xinjiang”)	June 30, 2016	PRC	100%
Jingneng Solar PV Electric (Daqing) Co., Ltd.	February 24, 2016	PRC	100%
JA Solar International Ltd. (“JA International”)	May 12, 2016	Hong Kong	100%
JA Solar (Chaoyang) Electric Co., Ltd.	August 15, 2016	PRC	100%
JA Solar Vietnam Company Limited (“JA Vietnam”)	December 31, 2016	Vietnam	100%
Baotou JA Solar Technology Co., Ltd.	May 24, 2017	PRC	100%

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

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, to support its working capital requirements.

The Company had positive working capital as of December 31, 2017. The Company’s management believes that the current cash position as of December 31, 2017, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet the Company’s working capital for at least the next 12 months from the date of issuance of the fiscal 2017 financial statements.

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

d)                  Cash, cash equivalents and restricted cash

The Company considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Restricted cash as of December 31, 2016 and 2017 represents amounts held by banks, which are not available for the Company’s use, as collateral for issuance of letters of credit, letters of guarantee, bank acceptance notes as well as certain borrowings.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies (continued)

e)                   Investments

Investments in entities where the Company does not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Investment in a joint venture or an affiliate is accounted for by the equity method of accounting as the Company has the ability to exercise significant influence but does not own a majority equity interest. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in equity gain for the investee in the Company’s Consolidated Statements of Operations and Comprehensive Income. Unrealized gains on transactions between the Company and the joint venture or affiliate are eliminated to the extent of the Company’s interest in the joint venture or affiliate, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in the joint venture or affiliate equals or exceeds its interest in the joint venture or affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the joint venture or affiliate.

f)                    Accounts receivable and allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of the Company’s customers to make payments. The Company periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision.

The Company assesses the credit line and credit term for each customer, taking into consideration the credit worthiness of such customer, the payment history of such customer and macro-economic conditions of the regional market. The Company signs the sales contract and executes the transaction with the customer after sufficient credit assessment. After the sales are made, the Company closely monitors the collectability of receivables on an on-going basis for any subsequent changes in the customers’ financial position and credit rating, and any relevant circumstances which may impact collectability of the receivables. The Company generally will not enter into further transactions with any customers with significant overdue balances.

g)                  Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to cost of revenues to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously written down are eventually sold.

The Company also assesses whether losses should be accrued on long-term inventory purchase commitments in accordance with ASC 330-10-35-17 to 18, which requires that losses that are expected to arise from those firm, non-cancellable, and unhedged commitments for the future purchase of inventory items, measured in the same way as inventory losses, should be recognized unless recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.

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

There was no loss provision recorded related to these long-term contracts in the year ended December 31, 2015. Provisions of RMB 48,906 and RMB 16,436 were recognized in 2016 and 2017, respectively, and as of December 31, 2016 and 2017, the loss provision reserve was RMB 48,906 and RMB 54,215, respectively. (Refer to Note 7 Inventories).

h)                  Short-term and long-term advances to suppliers

The Company provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Company does not require collateral or other security against its advances to related or third party suppliers. The Company continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Company will seek to recover its advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Company’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers.

i)                     Prepaid land use rights

Land use rights which are accounted for as a separate lease component of the operating lease arrangements are carried at cost less accumulated amortization and impairment losses, if any. Amortization is provided on a straight-line basis over the lease period of 40 or 50 years.

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

For a sale-leaseback transaction, an analysis is performed to determine if the Company can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or capital lease. If the Company has continued involvement beyond a normal lease, the lease is accounted for as a capital lease transaction and the assets and related financing obligation are recognized on the balance sheet. The Company’s assets under the capital lease transaction were derecognized upon sale at the net book value and rebooked at the financed amount; and the differences between the net book value derecognized and the rebooked financed amount of the assets were deferred and amortized over the lease term.

Accordingly, the asset is depreciated over its estimated useful life in accordance with the Company’s policy.

When the assets transaction does not qualify as a sale-leaseback transaction, it will be treated as financing transactions.

If the sale-leaseback transaction involves assets other than real estate, those are evaluated to determine whether they are considered integral with real estate, in which case the sale-leaseback rules related to real estate are applied.

l)                     Business combination

Business combinations are accounted for under the acquisition method in accordance with ASC 805, Business Combinations. The consideration transferred is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the fair value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquire is less than the fair value of the net assets of the entity acquired, the difference, a bargain purchase, is recognized as a gain directly in the Statements of Operations and Comprehensive Income upon obtaining control. In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

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

Technical know-how, contributed by one of the Company’s shareholders upon formation of JA Hebei, is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of eight years.

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

n)                  Impairment of long-lived assets

The Company evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value in the event that the carrying amount exceeds the estimated future undiscounted cash flow attributed to such assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

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

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the Consolidated Statements of Operations and Comprehensive Income. In the years ended December 31, 2015, 2016 and 2017, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies (continued)

p)                  Revenue recognition

(i)                  Revenue recognition for solar modules, solar cells and other products (hereafter “solar products”)

The Company recognizes revenue from the sale of solar products when the goods are delivered and title and risk of loss transfer is passed to the customers. The Company sells its solar products at agreed upon prices to its customers, which reflect prevailing market prices.

The Company’s considerations for recognizing revenue are based on the following:

•                      Persuasive evidence that an arrangement (sales contract) exists between a willing customer and the Company that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have a right of return. The Company does provide a warranty on its solar module products.

•                      For EX Works (“EXW”) terms, which mean that a seller has the goods ready for collection at its premises (works, factory, warehouse, plant), the contract specifies that the risks are assumed by the customer when the customer picks up the goods from the Company’s warehouses, at which time revenue is recognized. For FOB shipping point terms, the contract specifies that the customer takes title to the goods and is responsible for all risks and rewards of ownership once products are over shipping rail at the named loading port from the Company’s premises, at which time revenue is recognized. For CIF terms, the Company pays the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk/rewards of ownership of the goods is passed to the buyer according to each of the contract term, which is defined in each contract. For Delivered Duty Paid (“DDP”) terms, the Company pays the costs of insurance and freight necessary to bring the goods to the named port of destination as well as the import duty, and the title to and risk/rewards of ownership of the goods is passed to the buyer once the goods are delivered and the import duty is paid. The point of delivery could be at the port of shipping, or it could also be when the goods arrive at the named port of destination. When title to the goods transfers at the port of shipping, the beneficiary of the insurance is the buyer and the Company has no obligations to the buyer if goods are damaged during shipping. Revenue is therefore, recognized when the title to and risk/rewards of ownership of the goods is passed to the buyer which is at port of shipping or port of destination, depending on the terms of the contract.

•                      The Company’s price to the customer is fixed and determinable as specifically outlined in the sales contract.

•                      For customers to whom credit terms are extended, the Company assesses a number of factors to determine whether collection from the customers is reasonably assured, including past transaction history with these customers and their credit-worthiness. All credit extended to customers is pre-approved by management. If the Company determines that collection is not reasonably assured, including cases where the customers retain a portion of the full contract price as retainage after a specific period, it defers the recognition of revenue until such criterion is met, which is generally upon receipt of payment.

(ii)               Revenue recognition for solar products processing

The Company provides solar products processing services to customers with their own wafer/polysilicon supplies. Under certain of these solar products processing service arrangements, the Company purchases raw materials from a customer and agrees to sell a specified quantity of solar products produced from such materials back to the same customer. The Company records revenue from these processing transactions on a net basis, recording revenue based on the amount received for solar products sold less the amount paid for the raw materials purchased from the customer.

(iii)            Revenue recognition for electricity generation

The Company recognizes electricity generation revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The price of electricity includes a portion that is subsidized by the Chinese central government. Subsidized portion of electricity generation revenue is recognized after the Company meets the subsidy criterion, which includes electricity sales agreement with state grid, electricity generation and government approval of the Company’s application of the subsidy.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies (continued)

q)                  Cost of revenue

Cost of revenue — solar products

Cost of revenue for solar products includes production related direct labor, direct material cost, depreciation and amortization, indirect costs, shipping (freight in) and handling costs for products sold, inventory obsolescence and lower of cost or market charge, capacity underutilization charges and warranty cost.

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

r)                   Project assets

The Company develops commercial solar power projects (“project assets”) for use upon their completion to generate electricity for sale. Project assets consist primarily of direct costs relating to solar power projects in various stages of development. A project asset is initially recorded at the actual cost. For a self-developed project asset that is initially obtained by application of feed-in-tariff (“FIT”) contract and other required permits, consents, the actual cost capitalized is the amount of the expenditure incurred for the application of those contracts, permits, consents, material and labor costs, cost of lands, capitalized interest and other similar direct costs. For a project asset acquired from external parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition cost. Modules cost, equipment cost and development and others incurred in the project development process will build up the cost of project assets.

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Project assets completed and connected to the grid
Power station cost	2,371,978	3,049,648
Less: Accumulated depreciation	(100,542)	(223,229)
Subtotal	2,271,436	2,826,419

Project assets in-process
Modules cost	30,982	26,826
Equipment, development and other cost	36,230	92,368
Subtotal	67,212	119,194

Project assets, net	2,338,648	2,945,613

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environmental, ecological, permitting, marketing price or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. The Company impaired project assets with the amount of RMB 8,073 and RMB 3,043 for the years ended December 31, 2016 and 2017, respectively, as a result of the Company’s decision to suspend the construction of these projects.

Costs capitalized in the construction of solar power plants under development will be transferred to solar power plants upon completion and when they are ready for its intended use, which is at the point when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for its intended use. Depreciation will be computed using the straight-line method over the expected life of about 20 years (shorter of land use right or the estimated useful life of module used in project assets). RMB 2,371,978 and RMB 3,049,648 of project assets had been completed and connected to the grid as of the years ended December 31, 2016 and 2017, respectively. Depreciation expenses of project assets were RMB 25,685, RMB 74,857 and RMB 122,687 for the years ended December 31, 2015, 2016 and 2017.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies (continued)

r)                   Project assets (continued)

As of December 31, 2016, project assets with net book value of RMB 574,014 were pledged as collateral for the Company’s borrowings of RMB 546,000 from Industrial and Commercial Bank of China; project assets with net book value of RMB 894 were pledged as collateral for the Company’s borrowings of RMB 14,277 from 77 Bank; project assets with net book value of RMB 194,919 were pledged as collateral for the Company’s borrowings of RMB 250,500 from Industrial and Commercial Bank of China. As of December 31, 2017, project assets with net book value of RMB 544,919 were pledged as collateral for the Company’s borrowings of RMB 504,000 from Industrial and Commercial Bank of China; project assets with net book value of RMB 6,895 were pledged as collateral for the Company’s borrowings of RMB 12,542 from 77 Bank; project assets with net book value of RMB 232,603 were pledged as collateral for the Company’s borrowings of RMB 235,500 from Industrial and Commercial Bank of China. Project assets with net book value of RMB 351,070 were pledged as collateral for the Company’s long-term bank borrowing of RMB 232,860 and short-term bank borrowing of RMB 7,140 from China Merchants Bank.

For the year ended December 31, 2016, the Company sold certain modules and equipment (“leased group”) with carrying amount of RMB 374,907 to a third party (the “purchaser-lessor”) for cash consideration of RMB 481,252 and simultaneously entered into a three-year or ten-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor lease payment over 3 or 10 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease (Refer to Note 16 Other long-term liabilities).

For the year ended December 31, 2017, the Company sold certain modules and equipment (“leased group”) with carrying amount of RMB 445,166 to a third party (the “purchaser-lessor”) for cash consideration of RMB 776,763 and simultaneously entered into a three-year or ten-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor lease payment over 3 or 10 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease (Refer to Note 16 Other long-term liabilities).

As the leased assets are considered integral with real estate under ASC 360, the sale-leaseback rules related to real estate are applied. The lease transactions do not qualify as a sale-leaseback transaction as these solar projects are initially invested and build up by seller-lessee with expected useful life of 25 years, and are continuingly maintained by seller-lessee. Seller-lessee has an obligation to repurchase the leased assets upon the expiry of the lease. In addition, after the lease period, seller-lessee will keep using the assets and has no plans to sell or early-disposal.

Accordingly, these transactions are accounted for as financing transactions in accordance with ASC 840. Internal rate of return is used in the computation of interest cost. The assets remain in the project assets and continue to be depreciated.

For the years ended December 31, 2015, 2016 and 2017, total interest capitalized was RMB 4,837, RMB 7,549 and RMB nil, respectively.

s)                    Share based compensation

In accordance with ASC 718, Compensation-Stock Compensation, the Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award.

The Company recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies (continued)

v)                  Warranty cost

Solar modules produced by the Company are typically sold with a 10-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum electricity generation capacity at the time of delivery. The Company therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Company accrues 1.0% of its net revenues attributable to module sales as warranty costs at the time revenues are recognized and include that amount in its cost of revenues. Liabilities arising from special customer claims other than product replacement or repair are accrued separately and charged into cost of revenues instead of utilizing warranty reserves. Due to limited warranty claim history, the Company accrues the estimated costs of warranties based on its own history, industry data and an assessment of its competitors’ accrual history. Through the Company’s relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Company believes that accruing 1.0% of its net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Company in estimating the long-term reliability of solar modules, estimates of failure rates from its quality review and other assumptions that it believes to be reasonable under the circumstances. However, although the Company conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

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

x)                  Segment reporting

The Company has adopted ASC 280, Segment Reporting, for its segment reporting. The Company’s chief decision-maker (“CODM”), which is identified as the Chief Executive Officer, reviews operating results to make decision about allocating resources and assessing performance by segment. The Company operates and manages its business by two segments.

The Company’s first segment is the design, development, and manufacture of PV products (“manufacturing segment”).

The Company’s second segment is the downstream solar projects (“solar projects segment”), through which the Company connects solar projects to the grid and get the revenue from electricity generation.

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies (continued)

aa) Other comprehensive income/(loss)

The Company has adopted ASC 220, Comprehensive Income. ASC 220 defines other comprehensive income/(loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, unrealized gains or losses on available-for-sale marketable securities, and unrealized hedging gain/(loss) to the extent effective, except those resulting from investments by owners and distributions to owners.

ab) Share repurchase

When the shares are repurchased for retirement, the excess of cost over par value is charged entirely to retained earnings/(accumulated deficit).

ac) Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. Further, in 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for public companies for fiscal years, and interim periods within those years, beginning on or after December 31, 2017. Early adoption is permitted but not before periods beginning on or after January 1, 2017. The Company expects to adopt the standard starting January 1, 2018. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The Company anticipates adopting the standard using the modified retrospective method.

The Company has identified and evaluated all of its contracts with customers, and compared the requirements of the new standard with its current accounting policies. This includes an analysis of, among other things: the timing of revenue recognition, the allocation of value for performance obligations that might be bundled within contractual arrangements, and the method of recording revenue on a gross vs. net basis. Further, the Company has also evaluated whether any revenue-related costs for commissions, customer acquisition or similar costs would be affected by the new standard. After performing this analysis, the Company expects the impact of adopting this pronouncement not to be material to the consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” which applies to inventory that is measured using first-in, first-out (“FIFO”) or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company has adopted the standard in 2017 and the impact of adopting this pronouncement was not material to the consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has adopted ASU 2015-17 in 2017 using the prospective method and all deferred taxes have been classified as noncurrent in the balance sheet as of December 31, 2017.

2.                   Summary of significant accounting policies (continued)

ac) Recent accounting pronouncements (continued)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities.  ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP.  Further, in March 2018, the FASB issued ASU 2018-03 “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and certain provisions of the guidance may be early adopted. The Company does not expect the adoption of ASU 2016-01 and 2018-03 to have a significant impact on the consolidated financial statements and associated disclosures.

In February 2016, the FASB issued an ASU 2016-02, “Leases (Topic 842).” The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. This ASU is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is currently evaluating the impact the pronouncement will have on the consolidated financial statements and associated disclosures.

In March 2016, the FASB issued an ASU 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting,” which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Company has adopted the standard in 2017 and the impact of adopting this pronouncement was not material to the consolidated financial statements given the Company’s investments.

In March 2016, the FASB issued an ASU 2016-09 “Improvements to Employee Share-based Payment Accounting”, which amends ASC Topic 718, Compensation — Stock Compensation. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company has adopted the standard in 2017 and the impact of adopting this pronouncement was not material to the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for periods beginning after December 15, 2018. The Company is currently evaluating the impact ASU 2016-13 will have on the consolidated financial statements and associated disclosures.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230).” This ASU is intended to reduce diversity in practice in how eight particular transactions are classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The Company will be required to apply the guidance retrospectively. If it is impracticable to apply the guidance retrospectively for an issue, the amendments related to that issue would be applied prospectively. As the likelihood of the Company experiencing one or more of the eight particular specified transactions is low, ASU 2016-15 is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company does not expect the adoption of ASU 2016-16 to have a significant impact on the consolidated financial statements and associated disclosures.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

2.                   Summary of significant accounting policies (continued)

ac) Recent accounting pronouncements (continued)

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash (Topic 230).” The amendments in this Update are an improvement to GAAP by providing guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows, thereby reducing the diversity in practice described above. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect that the adoption will have a material impact on its consolidated financial statements. For the year ended December 31, 2017, the increase of restricted cash with the amount of RMB 169,491 is included in investing activities of the statements of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will adopt ASU 2017-01 in the Q1 2018 and the adoption is not expected to have a material impact on the Company’s consolidated financial statements.

3.      Acquisition

a)      Acquisition of Jiuzhou Yichang

On March 11, 2016, the Company signed a share transfer contract with Jiuzhou Fangyuan New Energy Co. Ltd. (“Jiuzhou Fangyuan”), in which the Company would acquire 100% of shares of Jiuzhou Yichang, which is engaged in solar projects business. The consideration of the acquisition is RMB 150,000. The acquisition transaction was completed in June 2016. This transaction was accounted as a business combination under ASC 805. The result of the acquired entity’s operations has been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

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

As of December 31, 2017, the Company has paid RMB 110,000 for the consideration. The unpaid consideration of RMB 40,000 is payable on demand and is recorded as a current liability accordingly. Based on the Company’s assessment, the revenue and net earnings of Jiuzhou Yichang were not considered material to the Company both individually and in aggregate for the year ended December 31, 2016. Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated statements of operations and comprehensive income, either individually or in aggregate.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

4.                   Investments in joint venture and affiliates

a)                  Investment in Datang Angli

In 2012 and 2013, the Company sold PV module to Shandong Angli PV technology Ltd. (“Shandong Angli”) for RMB 47.0 million (“the Receivable”). In 2015, Shandong Angli settled its liability with the Company through a debt restructuring agreement (“the Agreement”). The agreement was signed by the Company, Shandong Angli and Ningxia Angli PV technology Ltd. (“Ningxia Angli”), the related party of Shandong Angli. According to the agreement, Ningxia Angli transferred 29.16% of equity shares of Datang Angli (Lingwu) New Energy Co., Ltd. (“Datang Angli”) to the Company in exchange for the settlement of RMB 47.0 million receivable from Shandong Angli. The Company accounted for its original investment of 29.16% in Datang Angli at its fair value, amounted to RMB 39,498 under equity method because the Company has significant influence, but no voting control over Datang Angli. As the original accounts receivable balance of RMB 47.0 million from Shandong Angli was fully reserved in 2013, the Company recorded a gain of RMB 39.5 million in selling, general and administrative expenses upon the receipt of the investment in Datang Angli. The remaining RMB 7.5 million allowance for difference between the Receivable gross amount RMB 47.0 million and the RMB 39.5 million fair value of Datang Angli, was written off in 2015 against the remaining original balance (Refer to Note 6 Accounts Receivable). The Company picked up the 29.16% of the net profit/(loss) generated from Datang Angli with RMB 44, RMB 15 and RMB (1,196) in 2015, 2016 and 2017 respectively.

b)                  Investment in Lincheng

JA Solar PV Electric (Lincheng) Co., Ltd. (“Lincheng”), a company 100% owned by the Company, was set up in 2013, for the purpose of construction of power plants. Lincheng was undertaking early stage of development of a power plant with 100 MW capacity.

In July 2014, the Company entered into sales agreement with China Rich Energy Cooperation Ltd (“Rich Energy”). Under the agreement, Rich Energy contributed cash as the capital injection to Lincheng to acquire 80% equity interest of Lincheng. The Company deconsolidated Lincheng and starts to account for its investment of 20% in Lincheng as equity method of accounting because the Company has significant influence, but does not have voting control over Lincheng since July 2014. By the end of 2014, Rich Energy has paid total cash of RMB 66,400 in full as capital injection and all necessary legal procedures related to the share ownership were finished. The Company has paid total cash of RMB 16,600 in full as capital injection. In 2016, the Company and Rich Energy increased the capital injection proportionally and paid total cash of RMB 14,000 and RMB 56,000 in full respectively. The percentage of ownership remained unchanged after the capital injection.

In 2015, 2016 and 2017, the Company sold modules to Lincheng with the revenue of RMB 92,158, RMB 162,516 and RMB nil with cost of RMB 71,993, RMB 112,502 and RMB nil in the respective years. Since the Company hold 20% share of Lincheng, the 20% of the unrealized profit with an amount of RMB 4,033, RMB 10,003 and RMB nil in 2015, 2016 and 2017 respectively, was eliminated against the long-term investment balance. The balance of long-term investment in Lincheng was RMB 15,627, RMB 29,465 and RMB 29,295 after the deduction of unrealized profit and pick-up of the 20% of the net profit generated from Lincheng with RMB 6,136, RMB 9,841 and RMB 10,446 in 2015, 2016 and 2017 respectively.

5.                   Notes Receivable

Notes receivable represents bank drafts that are non-interest bearing and due within from two to twelve months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. The carrying amount of notes receivable approximate its fair values. There is no allowance against notes receivable as of December 31, 2016 and 2017.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

6.                   Accounts Receivable, net

Accounts receivable, net, consists of accounts receivables less allowance for doubtful accounts. The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,	As of December 31,	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of the year	275,526	259,820	188,319
Allowance made during the year	87,219	96,298	114,885
Recoveries	(91,965)	(114,374)	(74,110)
Amount written off against the allowance	(10,960)	(53,425)	(1,299)
Balance at end of the year	259,820	188,319	227,795

As of December 31, 2016 and 2017, the accounts receivable balance includes RMB 155,770 and RMB 394,190 respectively, which represents subsidy portion of revenue that will be received after the Company’s power plants are listed in the Subsidy Catalogue (Note 2(p)). The Company assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customers’ financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, and the insurance company that ultimately insures the Company against customer credit default. During the year ended December 31, 2017, for sales of solar cells, the Company provided credit terms of up to 90 days to customers with good credit-worthiness as determined by the Company’s credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness. For the years ended December 31, 2015, 2016 and 2017, provisions, net of recoveries, of RMB (4,746), RMB (18,076) and RMB 40,775, respectively, were (reversed)/made against accounts receivable for estimated losses resulting from the inability of the customers to make payments as well as a few customers that had financial and operational difficulties. Recoveries of the accounts receivable balance in 2015 were mainly due to the swap of fully reserved (in 2013) accounts receivable balance from Datang Angli for equity method investment with the amount of RMB 39,498 (Refer to Note 4(a) Investment in Datang Angli) and cash collection from other customers. Recoveries of the accounts receivable balance in 2016 were resulted from multiple customers’ ability to make payment in light of the market revival.

7.                   Inventories

Inventories consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Raw materials	941,131	1,416,270
Work-in-progress	94,164	203,676
Finished goods	1,425,193	1,861,170
Total	2,460,488	3,481,116

For the years ended December 31, 2015, 2016 and 2017, inventories on hand were written down through cost of revenues by RMB 6,905, RMB 126,570 and RMB 58,786, respectively, to reflect the lower of cost or market or obsolescence.

In the periods presented, the Company renegotiated with certain suppliers on shipment quantities and pricing terms of long-term purchase arrangements and got positive outcome on a periodic basis, as described follows. Although the quantities under the purchase commitments of the LTAs are fixed, the Company negotiated and executed amendments for current purchases on a quarterly or monthly basis with those suppliers. As a result of such monthly or quarterly negotiations, suppliers either (i) agreed to lower the purchase price for the relevant month or quarter to a level that is close to the market price and significantly lower than the stated contract price, or (ii) agreed to deliver additional quantities to the Company for free during the relevant month or quarter in exchange for the Company’s agreement to purchase the stated quantity at the stated price under the LTAs for such month or quarter, which cumulatively resulted in the Company purchasing quantities larger than stated under the LTAs but at an average purchase price that was close to market price during such month or quarter.

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

There was no loss provision recorded related to these long-term contracts in the year ended December 31, 2015. As of December 31, 2016 and 2017, the loss provision reserve was RMB 48,906, and RMB 54,215, respectively.

When preparing the Company’s consolidated financial statements, the Company separately assessed, in accordance with ASC 330-10-35-17 and -18, the potential losses on the firm purchase commitments to Hemlock Semiconductor Pte. Ltd. (“Hemlock”). The Company entered into a LTA (“Original Supply Agreement”) with Hemlock in March 2011. While the Original Supply Agreement provides for purchases at fixed price and fixed quantities starting from 2013 to 2020, the Company did not make a full advance payment according to the Original Supply Agreement or accept any delivery in 2013, 2014 and 2015 due to the significant decrease of silicon price in the market and the uncertainty brought by anti-dumping and anti-subsidy investigation (the “Investigation”) against polysilicon imported from the U.S. and South Korea initiated by the Chinese Ministry of Commerce (“MOFCOM”) in recent years and MOFCOM’s ruling in 2014 that investigated products from South Korea and the United States are subject to import tariffs at different rates with the highest rate being 57%. In October 2016, the Company entered into a settlement agreement (“Settlement Agreement”) and an amended LTA (“New Supply Agreement”) with Hemlock (Refer to Note 26 Commitments and Contingencies). The New Supply Agreement provides for purchasing a certain amount of polycrystalline silicon products on a quarterly basis starting from 2016 to 2026. The Company started purchasing in 2016 according to the New Supply Agreement.

When preparing the consolidated financial statements for the year ended and as of December 31, 2015, the Company considered the following factors in assessing whether it should accrue losses on long-term inventory purchase commitments to Hemlock:

(i)                                     Although the Company was in the process of renegotiating with Hemlock and no written agreement had been reached as of December 31, 2015, both parties continued to constructively dialogue to find a mutually satisfactory solution. The Company had been able to renegotiate with other suppliers with similar terms to get positive outcome, and the Company had history of renegotiating similar contacts with the same suppliers, and

(ii)                                  The Company assessed whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision for 2015, the Company used the stated contract price, volume under the Original Supply Agreement with Hemlock as the major assumption to perform the analysis. A comprehensive analysis for estimated net realizable value of the saleable finished goods, after considered all estimated costs which include conversion costs, shipping costs, costs for build-up, fees for breakage, and third party processing costs, was lower than market selling price of finish goods as of December 31, 2015. Even though the purchase price as stated in the Original Supply Agreement was higher than market price of polysilicon (i.e. raw material), in applying the lower of cost or market principle, the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods was higher than its carrying amount (after deducting selling costs) as of December 31, 2015.

Upon the reach of the New Supply Agreement in October 2016, the Company assessed the potential loss provision under the New Supply Agreement. The Company considered the factor of declining average selling prices of finished goods, the plan to build a new manufacturing facility overseas to utilize polysilicon to be purchased from Hemlock, and the contract price, volume under the New Supply Agreement with Hemlock as the major assumption to perform the same comprehensive analysis as prior years.  The new manufacturing wafer facility overseas is under construction, which is expected to be started in around May to June 2018, and reaches full capacity by around September end. Therefore the Company has planned to externally process and sell the polysilicon during the period of construction of the new wafer facility. The estimated net realizable value of the polysilicon for resale is lower than its carrying amount as of December 31, 2016 and 2017 and a loss provision is estimated accordingly for the polysilicon committed to be purchased from Hemlock before the planned period when the new facility is put into use.

Based on all the aforementioned factors, the Company concluded that no loss provision under the Original Supply Agreement with Hemlock should be provided as of December 31, 2015. Loss provisions of RMB 48,906 and RMB 16,436 were recorded in 2016 and 2017, respectively, under the New Supply Agreement with Hemlock, and the loss provision reserve was RMB 48,906 and RMB 54,215 as of December 31, 2016 and 2017, respectively.

8.                   Advances to suppliers

In order to better manage the Company’s unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, the Company entered into a number of multi-year supply agreements in amounts that were expected to meet the Company’s anticipated production needs. As a condition to the Company receiving the raw materials under those agreements, and in line with industry practice, the Company was required to, and had made advances for all, or a portion, of the total contract price to the Company’s suppliers, which are then offset against future purchases. Typically, the supply agreements are subject to price negotiations with the suppliers based on market prices. The Company has made advances to suppliers where the Company has committed to purchase minimum quantities under some of the supply agreements.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

8.                   Advances to suppliers (continued)

Advances to suppliers to be offset against future purchases of which the Company expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Company’s Consolidated Balance Sheets as at year end dates.

The Company does not require collateral or other security against its advances to related or third party suppliers. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. Also, the Company may not be able to recover all unutilized advances to suppliers if the Company does not purchase the minimum quantities or is unable to negotiate or renegotiate acceptable prepayment, quantities, prices and delivery terms with these suppliers, or unforeseen events impair the ability of suppliers to deliver raw materials.

As of December 31, 2016 and 2017, outstanding prepayments, net of any allowance, made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Supplier A (third party)	143,962	70,644
Supplier B (third party)	50,200	68,059
Supplier C (third party)	38,591	47,733

The following table presents the movement of the allowance for advances to supplier:

	As of December 31,	As of December 31,	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of the year	129,307	125,799	20,717
Allowance made during the year *	1,045	—	273
Recoveries	—	—	—
Written off *	(4,553)	(105,082)	(7,226)
Balance at end of the year	125,799	20,717	13,764

The Company continually assesses the credit quality of its suppliers and the factors that affect the credit risk. Given all circumstance and available evidence as of December 31, 2017, management assesses the risk that the Company is not able to fully utilize the remaining advance payment balance is remote and therefore no further provision was made against remaining advance payment balance as the balance was considered recoverable. Recoveries represent cash received or product delivered subsequently.

* As of December 31, 2014, full provision of RMB 63,331 was provided against the prepayment made to Hemlock under the Original Supply Agreement, as management could not conclude that such amount is recoverable. As of December 31, 2016, the Company wrote off this reserve against the asset, with no income statement impact, due to the settlement of Hemlock dispute (Refer to Note 26 Commitments and Contingencies). In addition, a supplier named General Silicon Solar Energy Electricity (Kunshan) Ltd. was closed as a result of bankruptcy in 2016. Full provision of RMB 35,839 was provided in 2011 and the gross balance of the prepayment were written off as of December 31, 2016.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

9.         Other current assets

Other current assets consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Input value-added tax recoverable	395,198	546,914
Prepaid input VAT & customs duty for import machinery and materials	49,226	87,037
Deposit receivable	66,784	63,727
Insurance receivables (i)	—	43,074
Prepaid expenses	30,513	30,383
Current portion of land use rights (Refer to Note 14 Prepaid land use rights)	12,155	12,821
Value-added tax refund from export sales	707	1,056
Others	33,142	36,759
	587,725	821,771

(i) A fire accident occurred at the Company’s cell facility in Yangzhou, Jiangsu Province, China on July 13, 2017 due to equipment failures. There were no casualties or injuries in the incident but the building, some production equipment and inventories were damaged or lost in the fire. The Company is eligible for the insurance coverage for all its damaged buildings, production equipment and inventories identified in the incident, with the total value of RMB 64,874, and that there is no net impact on the income statement as the loss was fully insured. Based on the Company’s estimates, this line represents the insurance recoverable the Company believes is probable of being received from the insurance company.

For the year ended December 31, 2015, a write-off of RMB 19,078 was made against deposits resulting from the cease of bidding of some projects. There is no such situation for the years ended December 31, 2016 and 2017.

10.            Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Buildings	1,918,209	1,979,800
Furniture, fixtures and office equipment	113,349	124,230
Motor vehicles	31,183	30,891
Machinery and equipment	5,889,645	6,709,602
Leasehold improvements	387,006	466,292
Total	8,339,392	9,310,815
Less: accumulated depreciation	(3,776,730)	(4,257,511)
Subtotal	4,562,662	5,053,304
Construction-in-progress	656,839	1,485,893
Property, plant and equipment, net	5,219,501	6,539,197

As of December 31, 2017, JA Zhabei pledged its buildings with net book value of RMB 73,995 to secure a short-term bank borrowing of RMB 200,000 from Industrial Bank; JA Jinglong pledged its buildings with net book value of RMB 214,217 to secure a short-term bank borrowing of RMB 44,938 and a long-term bank borrowing of RMB 84,000 from Industrial and Commercial Bank of China; JA Yangzhou pledged its buildings with net book value of RMB 67,061 to secure a short-term bank borrowing of RMB 49,000 from China Construction Bank. JA Malaysia pledged its machinery and equipment, and construction-in-progress with net book value of RMB 175,281 to secure a short-term bank borrowing of RMB 156,065 from Maybank; JA Donghai pledged its buildings with net book value of RMB 23,207 to secure a short-term bank borrowing of RMB 35,000 from Bank of Jiangsu; JA Lianyungang pledged its buildings with net book value of RMB 97,560 to secure a short-term bank borrowing of RMB 45,000 from China Construction Bank; JA Xingtai pledged its buildings with net book value of RMB 104,761 to secure a long-term bank borrowing of RMB 150,000 from Bank of Tianjin; JA Hefei Technology pledged its building, machinery and equipment, and construction-in-progress with net book value of RMB 600,806 to secure a long-term entrusted loan of RMB 1,152,000 from Hefei High-Tech Industrial Development Zone Management Co., Ltd..

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

10.            Property, plant and equipment, net (continued)

For the years ended December 31, 2015, 2016 and 2017, total interest capitalized was RMB 25,094, RMB 29,279 and RMB 29,905, respectively.

Depreciation expense was RMB 759,611, RMB 823,340 and RMB 906,123 for the years ended December 31, 2015, 2016 and 2017, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

For the year ended December 31, 2017, the Company disposed machinery and equipment with the net book value of RMB 60,253, resulting in a loss of RMB 30,988, and purchased new equipment for upgrade of production line to increase the production efficiency.

The Company evaluates long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. For the year ended December 31, 2017, the Company recorded long-lived asset impairment loss of RMB 10,570 related to lower recoverable amount than the book value of certain idle assets ready to be disposed. No impairment loss occurred in the years ended December 31, 2015 and 2016.

11.            Intangible assets, net

Intangible assets, net, consisted of the following:

	Gross	Accumulated Amortization	Net
	RMB	RMB	RMB
As of December 31, 2016
Technical know-how	9,000	(9,000)	—
Customer relationship	3,191	(3,191)	—
Purchased software and others	29,013	(17,300)	11,713
	41,204	(29,491)	11,713
As of December 31, 2017
Technical know-how	9,000	(9,000)	—
Customer relationship	3,191	(3,191)	—
Purchased software and others	30,327	(20,139)	10,188
	42,518	(32,330)	10,188

Amortization expense was RMB 2,312, RMB 3,043 and RMB 2,839 for the years ended December 31, 2015, 2016 and 2017, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

Amortization expense of the existing intangible assets for each of the next five years will be approximately RMB 1,804.

12.            Income taxes

Cayman Islands and British Virgin Islands

The Company is a tax exempt company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiaries established in the British Virgin Islands are tax exempt under the laws of British Virgin Islands, and accordingly, are not subject to tax on income or capital gain.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.            Income taxes (continued)

People’s Republic of China

The Corporate Income Tax (“CIT”) Law enacted by the National People’s Congress of China stipulated that FIEs and domestic companies would be subject to CIT at a uniform rate of 25%.

In accordance with the CIT Law, a company is entitled to a preferential income tax of 15% if qualifying as an Advanced and New Technology Enterprise (“ANTE”). The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years. However, a company that enjoys the preferential income tax rate should perform self-assessment to ensure it maintains the required qualification during those three years. In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. In March 2014, JA Hebei was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2013 to 2015. In November 2016, JA Hebei was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2016 to 2018. In August 2011, JA Yangzhou was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In August 2014, JA Yangzhou was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. In December 2017, JA Yangzhou was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2017 to 2019. In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. In October 2014, JA Lianyungang was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. In December 2017, JA Lianyungang was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2017 to 2019. JA Fengxian was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Fengxian has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In September 2014, JA Fengxian was again recognized as an ANTE under the new CIT Law and is entitled to the preferential income tax of 15% from 2014 to 2016. In October 2017, JA Fengxian was once more recognized as an ANTE and is entitled to the preferential income tax of 15% from 2017 to 2019. JA Wafer R&D was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2012 to 2014. In 2015, JA Wafer R&D’s recognition as an ANTE expired. In November 2016, JA Wafer R&D was again recognized as an ANTE and is entitled to the preferential income tax of 15% from 2016 to 2018. In October 2016, JA Hefei Technology was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2016 to 2018. In July 2017, JA Xingtai was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2017 to 2019.

The Company’s solar power plants are entitled to a three-year tax exemption from CIT starting from the year in which revenue is first generated from sale of electricity, and a 50% CIT reduction, effectively 12.5%, for the succeeding three years thereafter for the income generated from investing and operating in the qualified public basic infrastructure projects according to the CIT Law (“three-year tax exemption and three-year 50% CIT reduction”). The CIT tax rate for these project entities will increase to 25% upon the expiration of such term. JA Dunhuang started generating revenue from sale of electricity since 2015 and is entitled to the three-year tax exemption and three-year 50% CIT reduction from 2015 to 2020. Jiuzhou Xinjiang, Lincheng Jingneng, JA Linzhou, JA Datong, JA Hefei Electric, JA Yanchi, JA Jarud, JA Chifeng started generating revenue from sale of electricity since 2016 and are entitled to the three-year tax exemption and three-year 50% CIT reduction from 2016 to 2021. JA Xingtai Electric, JA Shexian, JA Laiwu, JA Zhengding, JA Daqing and JA Renxian started generating revenue from sale of electricity since 2017 and are entitled to the three-year tax exemption and three-year 50% CIT reduction from 2017 to 2022.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. In 2012, JA Hebei declared dividends of RMB 107,804 out of the cumulative retained earnings as of December 31, 2007 to JA BVI, which was exempt for WHT. JA Yangzhou, as requested by the local tax bureau, declared dividends of RMB 210,637 out of the earnings after January 1, 2008 to JA BVI in order to meet the capital injection requirement for JA Yangzhou. Pursuit to Circular 1, the appropriation of dividend for reinvestment purpose is subject to 10% WHT, amounting to RMB 21,064, which was paid and recorded as income tax expenses for the year ended December 31, 2012. Excluding JA Yangzhou’s dividend appropriation requested by the local tax bureau, the Company intends to indefinitely reinvest its earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Undistributed earnings as of December 31, 2016 and 2017 are considered to be indefinitely reinvested, and therefore, no deferred tax liability was recognized. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB 5,248,874 and RMB 5,710,074 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB 524,887 and RMB 571,007 as of December 31, 2016 and 2017.

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

Asian Countries

JA Japan is subject to Japanese corporate income tax rate of 35.64%. JA Malaysia is subject to Malaysia corporate income tax rate of 24%. JA Vietnam is subject to Vietnam corporate income tax rate of 20%.

Australia

JA Australia is subject to Australia corporate income tax rate of 30%.

The components of income/(loss) before income taxes for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2015	December 31, 2016	December 31, 2017

Cayman Islands	114,470	234,621	(176,740)
PRC	900,788	1,069,822	482,615
Other foreign countries	(243,456)	(461,532)	92,720
Total income before income taxes	771,802	842,911	398,595

Income tax expenses in the consolidated statement of operations and comprehensive income for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2015	December 31, 2016	December 31, 2017

Current income tax expense
PRC	(250,662)	(189,749)	(131,949)
Other foreign countries	(3,318)	(17,896)	(5,621)
Total current income tax expense	(253,980)	(207,645)	(137,570)
Deferred tax benefit
PRC	96,648	78,726	38,324
Other foreign countries	—	5,618	776
Total deferred tax benefit	96,648	84,344	39,100
Total income tax expenses	(157,332)	(123,301)	(98,470)

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.  Income taxes (continued)

Components of deferred tax assets consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets:
Temporary differences:
Amortization of intangible assets	510	415
Accrued warranty costs	94,856	122,891
Accrued expenses	52,550	42,115
Net loss carried forward	251,862	244,170
Depreciation of property, plant and equipment	127,221	138,255
Inventory write-down	34,461	26,819
Allowance for doubtful accounts	30,650	43,662
Allowance for advance to suppliers	3,108	2,065
Impairment loss on property, plant and equipment and project assets	58,969	67,613
Government grant for the acquisition of land use rights and property, plant and equipment	28,216	28,727
Timing difference for revenue recognition of retainage contract	50,376	33,314
Unrealized profit	75,352	91,049
Others	9,744	8,614
Deferred tax assets	817,875	849,709
Deferred tax liabilities:
Temporary differences:
Capitalized interest	(24,399)	(23,165)
Deferred tax liabilities	(24,399)	(23,165)
Less: valuation allowance	(373,793)	(367,761)
Deferred tax assets-net	419,683	458,783

Deferred tax assets are analyzed as:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Current	138,080	—
Non-Current	306,002	481,948
	444,082	481,948
Deferred tax liability are analyzed as:
Current	—	—
Non-Current	(24,399)	(23,165)
	(24,399)	(23,165)
	419,683	458,783

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.  Income taxes (continued)

The following table presents the movement of the valuation allowance for deferred tax assets:

	As of December 31,	As of December 31,	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of the year	456,925	483,649	373,793
Allowance made during the year	119,448	128,605	72,915
Effect of tax rate change (1)	—	—	(24,833)
Reversals and utilization	(92,724)	(214,860)	(54,114)
Written off	—	(23,601)	—
Balance at end of the year	483,649	373,793	367,761

The Company has provided a portion of valuation allowance against a portion of its net deferred tax assets. The Company evaluates a variety of factors in determining the amount of the valuation allowance, including its earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized upon the earlier of when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings. Certain valuation allowance was reversed and utilized in 2015 and 2016 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets in the current year. Furthermore, a portion of valuation allowance was reversed in 2015 and 2016 due to the expected utilization of deferred tax assets in the future. Valuation allowance of RMB 61,722, RMB 147,630 and RMB nil was reversed for the years ended December 31, 2015, 2016 and 2017 respectively, based on the expected future profitability of the Company’s subsidiaries with the remainder of the reversal a result of current year utilization.

(1)              Effect of tax rate change is mainly from the change of tax rate in JA USA starting 2018, as a result from the implementation of the enactment of Tax Cuts and Jobs Act of 2017. No tax expense impact on JA USA as valuation allowance change in offset by corresponding decrease in gross deferred tax assets.

Reconciliation between the provision for income tax computed by applying the statutory CIT and the Company’s effective tax rate:

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
PRC enterprise income tax	25%	25%	25%
Effect of permanent differences:
Share based compensation and other permanent difference	2.78%	2.59%	1.90%
Effect of tax holiday (1)	(7.54)%	(8.38)%	(10.72)%
Difference of tax rates of subsidiaries outside of China (2)	(0.25)%	(5.43)%	3.64%
Effect of tax rate change (3)	(3.06)%	9.54%	6.39%
Withholding tax for dividend distribution	—%	0.23%	—%
Intra-group investment disposal income subject to tax	—%	1.31%	—%
Valuation allowance	3.46%	(10.23)%	(1.51)%
	20.39%	14.63%	24.70%

(1)                Effect of tax holiday is mainly due to certain subsidiaries are entitled ANTE with a preferential income tax of 15%.

(2)                Change of effect of difference of tax rates of subsidiaries outside of China is mainly due to impact from change in fair value generated from warrants and exchange gain or loss in JA Cayman, which is not subject to income tax.

(3)                Change of tax rate increased from (3.06%) in 2015 to 9.54% in 2016 is due to the different enacted tax rate used in the calculation of deferred tax assets in 2016 for two subsidiaries (JA Wafer R&D and JA Hefei Technology) to reflect the decrease of tax rate due to their recognition as ANTE, which resulted in the reduction of previously disclosed deferred tax asset benefit (gross amount). Deferred tax assets for one subsidiary (JA Wafer R&D) have been fully provided for valuation allowance in both 2016 and 2015. The corresponding reversal of valuation allowance has been included in the line of valuation allowance. Change of tax rate decreased from 9.54% in 2016 to 6.39% in 2017 is due to different enacted tax rate used in the calculation of deferred tax assets in 2017 for JA Solar (Xingtai) Co., Ltd. to reflect the decrease of tax rate due to its recognition as ANTE, and for JA USA to reflect the decrease of tax rate starting 2018 as a result from the implementation of the enactment of Tax Cuts and Jobs Act of 2017, which resulted in the reduction of previously disclosed deferred tax asset benefit (gross amount).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

12.  Income taxes (continued)

Aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2015	December 31, 2016	December 31, 2017
The aggregate amount of effect	58,194	70,653	42,671
Per share effect-basic	0.24	0.30	0.18
Per share effect-diluted	0.24	0.30	0.18

13.    Other assets

Other assets consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Input value-added tax recoverable for solar power plants (1)	196,543	187,286
Long-term deposits	27,433	59,154
Total	223,976	246,440

(1) As of December 31, 2016, input value-added tax recoverable for solar power plants was RMB 237,307, with RMB 196,543 included in non-current assets and RMB 40,764 in current assets (Refer to Note 9 Other current assets). As of December 31, 2017, input value-added tax recoverable for solar power plants was RMB 253,616, with RMB 187,286 included in non-current assets and RMB 66,330 in current assets (Refer to Note 9 Other current assets). The input value-added tax recoverable was classified as current and non-current assets based on management’s best estimation of the expected utilization in the next twelve months as of the balance sheet date.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

14.  Prepaid land use rights

The prepaid land use rights of the Company represented prepaid operating lease payments in obtaining land use rights in the PRC for a period of 40 or 50 years.

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Cost	600,904	615,121
Less: accumulated amortization	(64,541)	(76,977)
Net book value	536,363	538,144

Current portion of prepaid land use rights (recorded in other current assets)	12,155	12,821
Non-current portion of prepaid land use rights	524,208	525,323
Total	536,363	538,144

As of December 31, 2017, the Company pledged land use rights with net book value of RMB 69,043 in Shanghai Jinglong Solar Technology Co., Ltd to secure a short-term bank borrowing of RMB 44,938 from Industrial and Commercial Bank of China; the Company pledged land use rights with net book value of RMB 8,231 to secure a short-term bank borrowing of RMB 35,000 from Bank of Jiangsu; the Company pledged land use rights with net book value of RMB 24,328 to secure a short-term bank borrowing of RMB 45,000 from China Construction Bank; the Company pledged land use rights with net book value of RMB 7,929 to secure a short-term bank borrowing of RMB 50,000 from China Everbright Bank; the Company pledged land use rights with net book value of RMB 200,315 to secure a long-term entrusted loan of RMB 1,152,000; the Company pledged land use rights with net book value of RMB 40,661 to secure a long-term bank borrowing of RMB 150,000 from Bank of Tianjin; the Company pledged land use rights with net book value of RMB 69,043 to secure a long-term bank borrowing of RMB 84,000 from Industrial and Commercial Bank of China.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15. Borrowings

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Short-term	2,912,867	2,910,859
Long-term, current portion	525,255	996,010
Subtotal	3,438,122	3,906,869
Long-term	2,701,438	2,061,399
Total	6,139,560	5,968,268

These loans are borrowed from various financial and non-financial institutions and all of them are for working capital and capital expenditure purpose. The borrowings outstanding as of December 31, 2016 and 2017 bore a weighted average interest rate of 4.64% and 4.50% per annum, respectively. The interest rates of unsecured short-term bank borrowings with principal amounts of RMB 1,793,919 and RMB 1,707,848 as of December 31, 2016 and 2017, respectively, ranged from 0.60% to 5.70% with a weighted average interest rate of 3.96% for 2016 and from 0.85% to 5.66% with a weighted average interest rate of 4.12% for 2017.

The interest rate of short-term bank borrowings secured by restricted cash with principal amounts of RMB 321,172 and RMB 358,731 as of December 31, 2016 and 2017, ranged from 1.64% to 3.85% with a weighted average interest rate of 2.55% for 2016 and from 2.17% to 4.85% with a weighted average interest rate of 3.09% for 2017.

The interest rate of short-term bank borrowings secured by land use right, buildings, project assets, equity interest and related party with principal amount of RMB 797,776 and RMB 844,280 as of December 31, 2016 and 2017, ranged from 1.90% to 6.09% with a weighted average interest rate of 4.77% for 2016 and ranged from 2.24% to 5.22% with a weighted average interest rate of 3.74% for 2017.

The interest rate of unsecured long-term bank borrowings with principal amounts of RMB 906,662 and RMB 686,507 as of December 31, 2016 and 2017, respectively, ranged from 1.00% to 6.60% with a weighted average interest rate of 5.36% for 2016 and from 1.23% to 5.70% with a weighted average interest rate of 4.99% for 2017.

The interest rate of long-term bank borrowings secured by buildings, machineries and equipment, construction in progress, land use right, project assets, equity interest and restricted cash with principal amount of RMB 2,320,031 and RMB 2,370,902 as of December 31, 2016 and 2017, respectively, ranged from 2.20% to 7.01% with a weighted average interest rate of 5.14% for 2016 and from 2.20% to 6.15% with a weighted average interest rate of 5.12% for 2017.

There was no borrowing from non-financial institution as of December 31, 2016 and 2017.

The borrowings have 1-month to 149-month terms and expire at various times. The unused lines of credit were RMB 1,242,159 which were available as of December 31, 2017.

Interest incurred for borrowings for the years ended December 31, 2015, 2016 and 2017 amounted to RMB 274,476, RMB  319,210 and RMB 354,319 respectively, of which RMB 29,931, RMB 36,828 and RMB 29,905 was capitalized in the cost of property, plant and equipment and project assets.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

15.                 Borrowings (continued)

As of December 31, 2017, the short-term bank borrowing of RMB 200,000 from Industrial Bank is secured by the buildings with net book value of RMB 73,995; the short-term bank borrowing of RMB 44,938 from Industrial and Commercial Bank of China is secured by the buildings with net book value of RMB 214,217 and land use rights with net book value of RMB 69,043 in Shanghai Jinglong Solar Technology Co., Ltd.; the short-term bank borrowing of RMB 35,000 from Bank of Jiangsu is secured by the buildings with net book value of RMB 23,207 and land use rights with net book value of RMB 8,231; the short-term bank borrowing of RMB 47,046 from Shanghai Pudong Development Bank is secured by the land use rights of Donghai District Longhai Property Co., Ltd. (“Longhai Property”); the short-term bank borrowing of RMB 49,000 from China Construction Bank is secured by the buildings with the net book value of RMB 67,061; the short-term bank borrowing of RMB 7,140 from China Merchants Bank is secured by the project assets with net book value of RMB 351,070 and all of the equity interests in JA Solar PV Electric (Datong) Co, Ltd; the short-term bank borrowing of RMB 45,000 from China Construction Bank is secured by the building with net book value of RMB 97,560 and land use rights with net book value of RMB 24,328; the short-term bank borrowing of RMB 210,091 from the Agricultural Bank of China is secured by the accounts receivable with net book value of RMB 296,805; the short-term bank borrowing of RMB 50,000 from China Everbright Bank is secured by the land use rights with net book value of RMB 7,929; the short-term bank borrowing of RMB 156,065 from the Maybank is secured by the machineries and equipment, and construction-in-progress, with net book value of RMB 175,281.

The long-term loan of RMB 1,152,000 from Industrial and Commercial Bank of China entrusted by Hefei High-Tech Industrial Development Zone Management Co., Ltd. is secured by the buildings, machineries and equipment and construction-in-progress with net book value of RMB 600,806 and land use rights with net book value of RMB 200,315 owned by JA Hefei Technology and all of the equity interests in JA Hefei Technology; the long-term bank borrowing of RMB 150,000 from Bank of Tianjin is secured by the buildings with net book value of RMB 104,761 and land use rights with net book value of RMB 40,661, respectively; the long-term bank borrowing of RMB 84,000 from Industrial and Commercial Bank of China is secured by the buildings with net book value of RMB 214,217 and land use rights with net book value of RMB 69,043, respectively; the long-term bank borrowing of RMB 232,860 from China Merchants Bank is secured by the project assets with net book value of RMB 351,070 and all of the equity interests in JA Solar PV Electric (Datong) Co, Ltd; the long-term bank borrowing of RMB 504,000 from Industrial and Commercial Bank of China is secured by the project assets with net book value of RMB 544,919; the long-term bank borrowing of RMB 235,500 from Industrial and Commercial Bank of China is secured by the project assets with net book value of RMB 232,603; the long-term bank borrowing of RMB 12,542 from 77 Bank is secured by the project assets with net book value of RMB 6,895.

There are three subsidiaries whose borrowing agreements include the restrictive financial covenants. For JA Yangzhou, the borrowing of RMB 45,000 from China Construction Bank should meet the criteria: 1) the total liability/ total assets ratio should be no more than 60% in three consecutive months; 2) the current ratio should be no less than 60% in three consecutive months; 3) the external guarantee should be no more than the net assets of last financial year; 4) the long-term investment should be no more than 90% of net assets; 5) do not issue debt that has priority over bank borrowings.

For JA Dunhuang, the borrowing of RMB 504,000 from Industrial and Commercial Bank of China should meet the criteria: 1) the percentage of bad debt provision in account receivable do not keep increase in two consecutive months; 2) the overdue accounts receivable for one customer is no more than 45% of the accounts receivable for this customer.

For JA Xingtai, the borrowing of RMB 80,000 from China Construction Bank should meet the criteria: 1) the gearing ratio should be no more than 80%; 2) the current ratio should be no less than 1; 3) the quick ratio should be no less than 0.8.

As of December 31, 2017, those three subsidiaries are in compliance with the financial covenants from the borrowing agreements.

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2018	996,010
2019	1,130,345
2020	120,566
2021	97,953
Thereafter	712,535
Total	3,057,409

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

16.  Other long-term liabilities

The breakdown of other long-term liabilities is as below:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Government grant (1)	248,146	241,356
Capital lease (2)	429,651	1,077,398
Others	6,637	10,489
Total	684,434	1,329,243

(1) Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

Grant relating to cash subsidies received by the Company’s entity in the PRC from various level of government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied.

Grants for the acquisition of land use right and property, plant and equipment are recorded as long-term liabilities and amortized to other income over the amortization period, which represents the depreciable life of the related PP&E. Government grants received related to property, plant and equipment are classified as investing cash inflows on the Company’s consolidated cash flow statements. Government grants received related to land use right are classified as operating cash inflows on the Company’s consolidated cash flow statements just as company expenditures for land use rights are classified as operating cash outflows. The Company received government grant related to property, plant and equipment and land use rights of RMB 230, RMB 27,976 and RMB 24,900 during the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, long-term liability balance of RMB 248,146 and RMB 241,356 was related to government grant for the acquisition of land use rights and property, plant and equipment, respectively and is being amortized over a weighted average life of 208 months as of December 31, 2017.

The Company recorded RMB 35,555, RMB 39,281 and RMB 50,176 as other income for the years ended December 31, 2015, 2016 and 2017, respectively, among which RMB 28,380, RMB 29,953 and RMB 30,635 are related to the amortization of government grant.

(2) For the year ended December 31, 2015, the Company sold certain newly purchased equipment (“leased assets”) with carrying amount of RMB 44,350 to a third party (the “purchaser-lessor”) for cash consideration of RMB 41,808 and simultaneously entered into a three-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over 3 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 31, 2015, RMB 12,805 is recognized as other payable (Refer to Note 17 Other payables to third parties) and RMB 29,003 is recognized as other long-term liability to the purchaser-lessor according to the contract term.

For the year ended December 31, 2016, the Company sold certain modules and equipment (“leased group”) with carrying amount of RMB 374,907 (Refer to Note 2(r) Project assets) to a third party (the “purchaser-lessor”) for cash consideration of RMB 481,252 and simultaneously entered into a three-year or ten-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor lease payment over 3 or 10 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 31, 2016, RMB 57,889 is recognized as other payable (Refer to Note 17 Other payables to third parties) and RMB 429,651 is recognized as other long-term liability to the purchaser-lessor according to the contract term.

For the year ended December 31, 2017, the Company sold certain modules and equipment (“leased group”) with carrying amount of RMB 445,166 (Refer to Note 2(r) Project assets) to a third party (the “purchaser-lessor”) for cash consideration of RMB 776,763 and simultaneously entered into a three-year or ten-year contract to lease back the leased assets from the purchase-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor lease payment over 3 or 10 years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 31, 2017, RMB 73,177 is recognized as other payable (Refer to Note 17 Other payables to third parties) and RMB 1,077,398 is recognized as other long-term liability to the purchaser-lessor according to the contract term.

As of December 31, 2016 and 2017, the gross amount of the equipment and module and related depreciation recorded under capital lease were as follows:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Equipment and module	500,389	1,236,774
Less: accumulated depreciation	(10,726)	(59,790)
Net Value	489,663	1,176,984

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

16.  Other long-term liabilities (continued)

As of December 31, 2017, future minimum payments required under non-cancellable capital lease are:

As of December 31,
2017
RMB
Year ended December 31,
2018	135,876
2019	249,618
2020	222,125
2021	152,696
2022	152,758
Thereafter	615,878
Total minimum lease payments	1,528,951
Less: Amount representing interest	(378,376)
Present value of net minimum lease payments	1,150,575
Current portion	73,177
Non-current portion	1,077,398

17.    Other payables to third parties

Other payables consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Payables for purchase of property, plant and equipment	330,277	413,259
Payables for project assets	354,709	254,353
Logistic charges	74,662	106,748
Capital lease (Refer to Note 16 Other long-term liabilities)	57,889	73,177
Reserve for purchase commitments (Refer to Note 7 Inventories) (3)	48,906	54,215
Trade finance (1)	99,656	59,431
Miscellaneous tax payables	27,835	33,344
Payables for land use rights	30,000	30,000
Deposits	26,639	23,391
Payable for contract termination costs (2)	83,244	19,603
Payable to non-controlling interests of Ningjin Songgong (Refer to Note 1 Organization and principal activities)	133,364	—
Others	56,436	88,397
Total other payables	1,323,617	1,155,918

(1) In November 2016, the Company sold goods to a third party and simultaneously entered into a contract to buy back these goods at same price with premium. The amount has been paid off in 2017. In July 2017, the Company sold goods to a third party and simultaneously entered into a contract to buy back these goods at same price with premium. The amount is to be paid off on a half-year basis till August 2018. The transaction does not qualify as a sale-buyback transaction and is accounted for as financing transaction.

(2) The Company terminated business relationship with one of its business partner through termination of contract in 2016. The total charge for the contract termination cost was RMB 99,635. The Company has paid RMB 80,032 as of December 31, 2017 and will pay remainder through June 2018.

(3) Interest was accrued for late payment based on terms of the Original Supply Agreement with Hemlock. For the year ended December 31, 2015, the Company accrued late payment interest of RMB 123,524. As of December 31, 2015, the total accrued interest was RMB 303,380. In 2016, the total interest of RMB 303,380 was reversed with the resolution of the Company’s dispute with Hemlock (Refer to Note 26 Commitments and Contingencies).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

18.  Accrued expenses

Accrued expenses consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Interest	75,711	73,692
Logistic charges	45,307	71,342
Testing fee	40,923	55,964
Professional service fees	42,601	38,929
Tax	24,782	28,008
Utilities	5,719	10,806
Commission fee	22,685	6,394
Rental fee	1,292	621
Others	23,635	18,090
Total accrued expenses	282,655	303,846

19.  Accrued warranty cost

The movement of Company’s accrued warranty costs for solar module is summarized below:

	As of December 31,	As of December 31,	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Beginning balance	251,740	380,132	533,214
Warranty provision	128,392	153,082	181,547
Warranty utilization	—	—	(5,078)
Ending balance	380,132	533,214	709,683

20.  Share-based compensation

As of December 31, 2017, the Company had two share-based compensation plans, which is described below.

On August 18, 2006, the shareholders of the Company approved the 2006 Stock Incentive Plan (the “2006 Plan”), which permits the grant of share options and shares to its eligible recipients for up to 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the Company issued following the effective date of the 2006 Plan. The Company believes that such awards better align the interests of its employees with those of its shareholders.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation (continued)

On June 30, 2014, the shareholders of the Company approved the 2014 Stock Incentive Plan (the “2014 Plan”). Under the 2014 Plan, the Company may grant options to purchase 10% of its total issued and outstanding shares as of the date when the board approves the 2014 Plan; provided that, the shares reserved in the award pool shall be increased automatically if and whenever the unissued shares reserved in the award pool accounts for less than 1% of the total then issued and outstanding shares, as a result of which increase the shares unissued and reserved in the award pool immediately after each such increase shall equal to 10% of the then issued and outstanding shares. The Company believes that such awards better align the interests of its employees with those of its shareholders. In general, the plan administrator determines or the evidence of the award specifies, the vesting schedule for each option grant.

a)   Options

The Company did not grant any ordinary share option during the years ended December 31, 2016 and 2017.

The Company recognized a pre-tax charge of RMB 8,865, RMB 2,253 and RMB 160 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB nil, RMB nil and RMB nil was capitalized in the cost of inventory as of December 31, 2015, 2016 and 2017, respectively), for the years ended December 31, 2015, 2016 and 2017 associated with the expensing of stock options, respectively.

No option grants were made for the years ended December 31 2015, 2016 and 2017. The amounts reversed associated with options forfeited were RMB 895, RMB 682 and RMB 33 for the years ended December 31, 2015, 2016 and 2017, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

The Company used the forfeiture rate of 11.12%, 12.71% and 14.91% respectively for the years ended 2015, 2016 and 2017.

As of December 31, 2015, 2016 and 2017, there was RMB 4,362, RMB 233 and RMB nil of total unrecognized compensation cost related to non-vested share-based employees arrangements granted under the Plan, respectively.

The Company expects to issue new shares to satisfy share option exercises.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation (continued)

The following table summarizes information with respect to share options outstanding on December 31, 2017:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Year)	Intrinsic Value (US$, in thousands)
Outstanding at December 31, 2014	5,676,300	3.21	7.59	279
Granted	—	—	—	—
Forfeited	(516,800)	3.02	—	—
Exercised	(140,000)	1.37	—	—
Outstanding at December 31, 2015	5,019,500	3.24	6.58	172
Granted	—	—	—	—
Forfeited	(103,000)	1.84	—	—
Exercised	—	—	—	—
Outstanding at December 31, 2016	4,916,500	3.27	5.58	—
Granted	—	—	—	—
Forfeited	(657,500)	6.04	—	—
Exercised	(32,750)	1.37	—	—
Outstanding at December 31, 2017	4,226,250	2.85	4.98	97
Exercisable at December 31, 2017	4,226,250	2.85	4.98	97

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was $100, nil and $1, respectively, and proceeds received on exercise were RMB 1,196 and RMB 23 in 2015 and 2017, respectively.

b)    Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

Upon vesting, the shares will be issued by the Company.

The following table summarizes information with respect to RSUs outstanding on December 31, 2017:

	Shares	Weighted Average Fair Value (US$)
Nonvested at December 31, 2014	60,000	1.39
Granted	—	—
Vested	(60,000)	1.39
Forfeited	—	—
Nonvested at December 31, 2015	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2016	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2017	—	—

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

20.  Share-based compensation (continued)

For RSUs, the Company recognized a pre-tax charge of RMB 540, RMB nil and RMB nil (included in selling, general, and administrative expenses) for the years ended December 31, 2015, 2016 and 2017 respectively. There was no unrecognized compensation expense related to the RSUs as of December 31, 2015, 2016 and 2017, respectively. The fair value of shares vested during the years ended December 31, 2015, 2016 and 2017 was RMB 607, RMB nil and RMB nil, respectively.

21.  Foreign currency forward contracts

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. The Company uses foreign currency forward contracts to hedge the exposure to foreign currency risk, primarily the EUR, GBP, USD and JPY. The purpose of the Company’s foreign currency derivative activities is to protect the Company from the risk that the RMB net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. The Company uses foreign currency forward contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next 12 months.

The Company accounts for derivative instruments pursuant to ASC 815, Derivatives and Hedging, as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other assets or other liabilities in the Consolidated Balance Sheets. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Company has evaluated various factors and determined whether there is effectiveness with respect to certain foreign currency forward contracts and whether these foreign currency forward contracts qualified for foreign currency cash flow hedge accounting. When the company formally designates a contract as a hedge and the hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in change in fair value of derivatives in the Consolidated Statements of Operations and Comprehensive Income. During the year ended December 31, 2015, the Company entered into foreign currency forward contracts with a notional amount of EUR 26,686 and JPY 6,684,725. During the year ended December 31, 2016, the Company entered into foreign currency forward contracts with a notional amount of JPY 7,291,508. During the year ended December 31, 2017, the Company entered into foreign currency forward contracts with a notional amount of JPY 979,433 and EUR 12,090. As of December 31, 2015, the Company had outstanding foreign currency forward contracts with notional amounts of JPY 1,846,515. As of December 31, 2016 and 2017, there was no outstanding foreign currency forward contract.

The gain/(loss) from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was RMB nil for the years ended December 31, 2015, 2016 and 2017. The gain/(loss) from the change in the fair value on those foreign currency forward exchange contracts not qualifying for hedge accounting, which is recorded in change in fair value of derivatives, was RMB 4,440 , RMB (22,037) and RMB (2,270) for the years ended December 31, 2015, 2016 and 2017, respectively (Refer to Note 27 Fair value measurements).

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

21.  Foreign currency forward contracts (continued)

There is no outstanding notional balances and the estimated fair value of the Company’s foreign currency forward contracts as of December 31, 2016 and 2017.

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

On the transaction date, the sales proceeds are first allocated to the warrant based on the warrants’ full fair value of RMB 172,916 and the residual amount of the sales proceeds is allocated to the ordinary shares. The fair value of the warrants in excess of net proceeds of the equity offering of RMB 44,396, was charged to retained earnings as a deemed dividend due to this portion is a benefit transferred from existing shareholders to the new investor. Such amount charged as deemed dividend on the transaction date and is an adjustment to net loss available to attributable to JA Solar Holdings for basic and diluted EPS calculation, as an effective dividend from existing ordinary shareholders. For the years ended December 31, 2015 and 2016, RMB 39,593 and RMB 70,882 of gain, respectively, was recognized based on a subsequent change in fair value of the warrants in the Company’s Consolidated statements of Operations and Comprehensive Income (Note 27).

The series A-1, A-2, A-3 and B warrants are participating securities because they had contractual rights to share in the profits but not losses of the Company. For the year ended December 31, 2015, the computation of basic earnings per share using the two-class method was applicable as the Company was making profit in year 2015. For the years ended December 31, 2016 and 2017, there was no impact for the computation of basic earnings per share due to the expiration of the Series B Warrants.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

23.  Mainland China contribution plan and profit appropriation

a)    China contribution plan

Full-time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. However, the Company is not responsible for meeting any obligations under the plan. The total contribution for such employee benefits was RMB 127,860, RMB 128,481 and RMB 126,601 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

The general reserves made by the Company’s PRC subsidiaries in 2015, 2016 and 2017 were RMB 116,337, RMB 112,609 and RMB 90,034, respectively.

c)     Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd.	RMB	2,600,000
Shanghai JA Solar Technology Co., Ltd.	RMB	521,451
Shanghai JA Solar PV Technology Co., Ltd.	USD	20,000
JA Solar Technology Yangzhou Co., Ltd.	USD	260,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	RMB	714,483
JA Yangzhou PV Technology Co., Ltd.	RMB	68,270
Shanghai Jinglong Solar Technology Co., Ltd.	RMB	180,000
Donghai JA Solar Technology Co., Ltd.	RMB	250,000
JA (Hefei) Renewable Energy Co., Ltd.	USD	15,000
Hefei JA Solar Technology Co., Ltd.	RMB	1,440,000
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	RMB	283,829
JA Solar Investment (China) Co., Ltd.	USD	55,000
Dunhuang JA Solar Power Development Co., Ltd.	RMB	321,000
JA Solar PV Technology Co., Ltd.	RMB	61,107
JA Solar PV Electric (Shexian) Co,. Ltd.	RMB	42,000
Aiyouen Power Electric (Yinchuan) Co,. Ltd.	RMB	26,000
JA Solar PV Electric (Baotou) Co,. Ltd.	RMB	15,500
Beijing JA Solar PV Technology Co., Ltd.	RMB	400,000
JA Solar PV Electric (Huanghua) Co,. Ltd.	RMB	5,000
JA Solar PV Electric (Yanchi) Co,. Ltd.	RMB	38,500
JA New Energy Development (Hebei) Co., Ltd.	RMB	15,000
Jingsheng Agricultural Technology (Renxian) Co., Ltd.	RMB	5,550
JA Solar PV Electric (Hoboksar) Co., Ltd.	RMB	1,000
JA Solar PV Electric (Laiwu) Co., Ltd.	RMB	16,100
JA Solar New Energy Electric (Chifeng) Co., Ltd.	RMB	66,000
JA New Energy (Xilinhaote) Co., Ltd .	RMB	1,000
JA Solar PV Electric (Wulanchabu) Co., Ltd.	RMB	500
Jingneng New Energy Development (Kangbao) Co., Ltd.	RMB	2,000
JA Solar PV Electric (Ninglang) Co., Ltd.	RMB	500
Jingneng New Energy Development (Lincheng) Co., Ltd.	RMB	80,000
JA Solar PV Electric (Jarud) Co., Ltd.	RMB	35,000
Jingneng New Energy Development (Renxian) Co., Ltd.	RMB	58,000
JA Solar Technology (Karamay) Co., Ltd.	RMB	5,000
JA Solar PV Electric (Linzhou) Co., Ltd .	RMB	57,800
JA Solar PV Electric (Datong) Co., Ltd.	RMB	100,000
JA Solar PV Electric (Hefei) Co., Ltd.	RMB	18,000
JA Solar PV Electric (Lingshi) Co., Ltd.	RMB	100
JA Solar (Xingtai) Co., Ltd.	RMB	546,008
Yangzhou JA PV Technology Co., Ltd.	RMB	200,000
JA Solar (Kangbao) Co., Ltd.	RMB	50,400
JA Solar (Zhangjiakou) Co., Ltd.	RMB	77,500
Donghai County Jiulong Hot Spring Club Co., Ltd	RMB	35,000
Baodi JA Solar PV Technology (Tianjin) Co., Ltd.	RMB	3,190
Baodi Huading Agriculture Development (Tianjin) Co., Ltd.	RMB	7,380
Jiuzhou Fangyuan New Energy (Yichang) Co., Ltd.	RMB	120,000
Jiuzhou Fangyuan New Energy (Xinjiang) Co., Ltd.	RMB	120,000
Jingneng Solar PV Electric (Daqing) Co., Ltd.	RMB	39,000
Jingneng New Energy Development (Ningjin) Co., Ltd.	RMB	200
Jingsheng Agriculture Technology (Ningjin) Co., Ltd.	RMB	200
JA Solar (Chaoyang) Electric Co., Ltd.	RMB	22,500
JA Solar New Energy Development (Cixian) Co., Ltd.	RMB	600
JA Solar (Beitun Haitianda) Electric Co., Ltd.	RMB	34,400
JA Solar (Hoboksar Haitianda) Electric Co., Ltd.	RMB	51,600
Baotou JA Solar Technology Co., Ltd.	RMB	280,000
Jing Ao (Tianjin) Financial Leasing Co., Ltd.	RMB	1,000
Jingneng PV Electric (Changdu) Co., Ltd.	RMB	1,400
JA Solar PV Electric (Changdu) Co.,Ltd.	RMB	1,200
JA Solar PV Electric(Xingtai) Co.,Ltd.	RMB	100
JA Solar PV Electric (Yangzhou) Co., Ltd.	RMB	100
Jingneng PV Electric (Zhengding) Co., Ltd.	RMB	100

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

24.  Earnings per share

Basic and diluted net earnings per share for the years ended December 31, 2015, 2016 and 2017 are calculated as follows:

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB	RMB
Numerator:

Net income attributable to JA Solar Holdings	623,713	683,699	300,125
Fair value of warrants in excess of net proceeds of equity offering	—	—	—
Allocation of net income to participating warrant holder	(107,828)	—	—
Numerator for basic earnings per share	515,885	683,699	300,125
Dilutive effect of:
Add back allocation to participating warrant holder (1)	—	—	—
Excluding portion of fair value gain (2)	—	—	—
Numerator for diluted earnings per share	515,885	683,699	300,125
Denominator:
Denominator for basic loss per share - weighted average ordinary shares outstanding	243,506,821	234,290,842	234,331,621
Dilutive effect of share options and RSUs*	238,100	111,610	37,974
Dilutive effect of warrants*	—	—	—
Denominator for diluted loss per share	243,744,921	234,402,452	234,369,595

Basic earnings per share	2.12	2.92	1.28
Diluted earnings per share	2.12	2.92	1.28

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

* Potentially dilutive share options and RSUs totaling 3,437,510, 4,391,000 and 4,836,387 in 2015, 2016 and 2017 were not included in the calculation of dilutive earnings per share in 2015, 2016 and 2017 because of their anti-dilutive effect.

* Potentially dilutive warrants 50,896,656, nil and nil in 2015, 2016 and 2017 were not included in the calculation of dilutive earnings per share in 2015, 2016 and 2017 because of their anti-dilutive effect. Series B Warrant is anti-dilutive as the exercise price of US$ 10. 90 per ADS is higher than average stock price during the year ended December 31, 2015. Series B Warrants expired on August 16, 2016 and there was no impact for the computation of EPS as of December 31, 2016 and 2017.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25  Related party transactions

a)   Amounts due to related parties consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Short-term:
Payables to Yangguang Guifeng Electronics Co., Ltd. (“Yangguang Guifeng”)	77,567	135,938
Payables to Heibei Ningjin Songgong Electronics Co., Ltd. (“Songgong Electronics”)	133,860	115,536
Payables to Hebei Jinglong Sunshine Equipment Co., Ltd.	47,257	108,668
Payables to Xingtai Jinglong Electronics and Materials Co., Ltd. (“Xingtai Jinglong”)	120,423	106,651
Payables to Taicang Juren Photovoltaic Materials Co., Ltd. (“Taicang Juren”)	37,392	93,230
Payables to Jinglong Industry and Commerce Group Co., Ltd. (“Hebei Jinglong”)	133,318	90,454
Payables to Xingtai Jinglong Photovoltaic Materials Co., Ltd. (“Xingtai Jinglong PV”)	—	31,482
Payables to Hebei Jinglong Fine Chemical Co., Ltd. (“Fine Chemical”)	761	6,075
Payables to Ningjin Jingxing Electronic Material Co., Ltd.	2,428	3,542
Payables to Ningjin County Heilonggang Construction and Installation Co., Ltd. (“Heilonggang”)	—	867
Payables to Ningjin Saimei Ganglong Electronics Co., Ltd. (“Saimei Ganglong”)	56,761	—
Payables to Jing Wei Electronics Co., Ltd. (“Jing Wei”)	114	—
Others	23,495	35,775
Total amounts due to related parties	633,376	728,218

b)   Amounts due from related parties consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Short-term:
Advance to related party suppliers, net
Advances to Hebei Jinglong	24,962	14

Accounts receivable from related party customers, net
Receivables from Songgong Electronics	50,070	18,108
Receivables from Hebei Jinglong	60,634	8,968
Receivables from Jing Xing	14,354	2,917
Receivables from Yangguang Guifeng	1,252	1,929
Receivables from Xingtai Jinglong	56	939
Receivables from Lincheng	1,065	155
Receivables from others	2,350	800

Amount due from related parties:
Amount due from Songgong Electronics	16,452	17,000
Amount due from Yangguang Guifeng	—	1,812
Amount due from others	1,947	37
Loan to Yangzhou JA Property Co., Ltd. (“Yangzhou Property”)	40,085	—
Loan to Longhai Property	15,025	—
Total amounts due from related parties	228,252	52,679

c)   Dividends receivable from related parties consisted of the following:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Dividends receivable from Lincheng	—	7,085

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.  Related party transactions (continued)

d)     Transactions with Hebei Jinglong

Wafer supply

In July 2006, the Company entered into a master long-term supply contract (the “Jinglong Long-term Supply Contract”) with Hebei Jinglong for the supply of silicon wafers. Hebei Jinglong is owned by the shareholders of the largest shareholder of the Company, Jinglong Group Co., Ltd. (“Jinglong BVI”), and thus, is a related party of the Company. Mr. Baofang Jin, our executive chairman, owns 78.45% equity interests in Hebei Jinglong and 32.96% in Jinglong BVI. The Jinglong Long-term Supply Contract had an initial term of four and half years, from July 2006 to December 2010, which automatically extended for another three years until the end of 2013. The Company has also entered into various short-term supply contracts with Hebei Jinglong for the supply of silicon wafers (together with the Jinglong Long-term Supply Contract the “Jinglong Supply Contracts”). Under the Jinglong Supply Contracts, Jinglong Group has agreed to supply the Company with silicon wafers at prevailing market prices with a reasonable discount and under prepayment arrangements. The Company has entered into various supplemental agreements to the Jinglong Supply Contracts to specify certain performance terms, including amendment of prepayment amounts and their utilization. The prepayment and delivery terms under the existing Jinglong Long-term Supply Contract had been revised subsequently in August 2007, September 2008, and February 2009.

The Company reviewed the contracts under ASC 815, Derivatives and Hedging, and ASC 810, Consolidation, and determined that they don’t contain an embedded derivative nor would the supplier contracts cause the supplier to be a variable interest entity.

Due to the reorganization of Jinglong Group, Hebei Jinglong disposed its wafer production business in the middle of 2014. The Company didn’t purchase silicon wafers from Jinglong Group since 2014.

Unused prepayments were RMB 65,951, RMB 24,962 and RMB 14 at December 31, 2015, 2016 and 2017, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet. The unused prepayment was deducted by the rental fee according to the supplemental agreements signed every quarter.

Outsourcing service

Hebei Jinglong changed its business and the Company outsourced wafer processing service to the subsidiaries of Hebei Jinglong since the middle of 2014 (Refer to Note 25(e) Transactions with other related parties).

Leasing

The Company leases properties from Hebei Jinglong and another related party under operating lease agreements. The Company incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB 52,614, RMB 39,914 and RMB 35,908 for the years ended December 31, 2015, 2016 and 2017, respectively.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.  Related party transactions (continued)

e)    Transactions with other related parties

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
	RMB	RMB	RMB
Sales of products
Subsidiaries of Hebei Jinglong	34,337	20,888	14,209
Others	—	—	182
Lincheng	92,158	162,516	—
Total	126,495	183,404	14,391

Purchase of products
Subsidiaries of Hebei Jinglong	1,015,077	2,192,553	2,830,237
Taicang Juren	—	158,639	319,665
Xingtai Jinglong PV	—	—	83,929
Others	—	7,223	59,645
Total	1,015,077	2,358,415	3,293,476

Processing service received
Subsidiaries of Hebei Jinglong	8,438	110,972	26,972
Total	8,438	110,972	26,972

Purchase of equipment and building
Subsidiaries of Hebei Jinglong	—	2,621	71,555
Heilonggang	—	—	3,142
Fine Chemical	—	—	77
Total	—	2,621	74,774

Sales of equipment
Subsidiaries of Hebei Jinglong	—	3,722	85
Total	—	3,722	85

Provide entrusted loan
Songgong Electronics	—	15,000	17,000
Yangzhou Property	40,000	40,000	—
Longhai Property	—	15,000	—
Total	40,000	70,000	17,000

Provide Guarantee
Songgong Electronics	—	260,000	220,000
Xingtai Jinglong	—	—	121,000
Jingxing	—	—	30,000
Saimei Ganglong	—	50,000	—
Total	—	310,000	371,000

Receive Guarantee
Hebei Jinglong	581,714	561,116	791,124
Longhai Property	—	50,000	47,046
Yangzhou Property	80,000	80,000	—
Total	661,714	691,116	838,170

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

25.  Related party transactions (continued)

As of December 31, 2017, the Company provided guarantees to Songgong Electronics, Xingtai Jinglong and Jingxing for short-term borrowings with principal of RMB 220,000, RMB 121,000 and RMB 30,000, respectively. As of December 31, 2016, the Company provided guarantees to Songgong Electronics and Saimei Ganglong for short-term borrowings with principal of RMB 260,000 and RMB 50,000, respectively. The Company provided no guarantees to related parties while as of December 31, 2015. No amounts have been accrued as a loss contingency related to this guarantee because payment by the Company is not probable. The fair value of the guarantee as of December 31, 2017 was not material. In addition, in June 2013, the Company provided an entrustment loan to Yangzhou Property with a principal of RMB 40,000, with an annual interest rate of 6.6% and was due for repayment in one year.  In 2014, the repayment date for the entrustment loan was extended to June 8, 2015. In 2015, the repayment date for this loan is extended to June 10, 2016 with interest rate of 7%. And in 2016, the repayment date for this loan is extended to June 10, 2017 with interest rate of 7%. In August 2016, the Company provided an entrustment loan to Longhai Property with a principal of RMB 15,000, with an annual interest rate of 5.36%. In October 2016, the Company provided an entrustment loan to Songgong Electronics with a principal of RMB 15,000, with an annual interest rate of 5.36%. In November 2017, the Company provided an entrustment loan to Songgong Electronics with a principal of RMB 17,000, with an annual interest rate of 5.60%. Meanwhile, the Company received guarantees from Yangzhou Property for a short-term borrowing with a principal of RMB 80,000, RMB 80,000 and nil in 2015, 2016 and 2017, respectively. The Company received guarantees from Longhai Property for a short-term borrowing with a principal of RMB nil, RMB 50,000 and RMB 47,046 in 2015, 2016 and 2017, respectively.

The Company considers that these transactions were at market with prices comparable to other similar transactions with unrelated third parties.

On November 17, 2017, the Company entered into a definitive agreement and plan of merger with JASO Holdings Limited, JASO Parent Limited and JASO Acquisition Limited for a potential going private transaction.

26.  Commitments and Contingencies

a)     Supplier contract

In order to better manage the Company’s unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, the Company entered into a number of multi-year supply agreements in amounts that were expected to meet the Company’s anticipated production needs. As a condition to its receiving the raw materials under those agreements, and in line with industry practice, the Company was required to, and has made prepayments for all, or a portion, of the total contract price to the suppliers, which are then offset against future purchases. The Company has completed re-negotiating certain of its supplier arrangements and is currently in the process of re-negotiating the remaining prepayment obligations with its suppliers.

Set out below are the Company’s fixed obligations under these multi-year contracts including “take or pay” arrangements.

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Company’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Company for the full stated purchase price of polysilicon or silicon wafers the Company is obligated to purchase each year, whether or not the Company actually purchases the contractual volume. In the years ended December 31, 2014 and 2015, the Company failed to perform purchase obligations of RMB 507 million and RMB 877 million, respectively, under a take-or-pay supply agreement with Hemlock. The Company and Hemlock signed a new multi-year supply agreement in October 2016, structured to purchase a certain amount of polycrystalline silicon products on a quarterly basis with “take or pay” supply agreements. While its take-or-pay arrangements pursuant to certain LTAs are characterized as unconditional purchase commitments which require disclosure under ASC 440-10-50-2 and 4, a separate assessment is performed to determine whether losses should be accrued on those inventory purchase commitments in accordance with ASC 330-10-35-17 to 18 (Refer to Note 2(g) Inventories and Note 7 Inventories).

In addition to the “take or pay” supply agreements, the Company has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on prevailing market price or relevant energy price index. Purchases made under “take or pay” agreements amounted to RMB 1,929,867, RMB 2,200,230 and RMB 1,356,977 for the years ended December 31, 2015, 2016 and 2017, respectively. The Company’s future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.  Commitments and Contingencies (continued)

	“Take or pay” supply agreements	Total
	(in RMB)	(in RMB)
Twelve Months Ending December 31
2018	970,976	970,976
2019	787,632	787,632
Total	1,758,608	1,758,608

* includes only purchase commitments with fixed or minimum price provisions.

In addition, the Company has also entered into other supply agreements with variable price provisions, under which the Company will purchase a certain amount of polycrystalline silicon products on a quarterly basis. The Company has committed to purchase polysilicon and silicon wafers with the quantity of 51,625 metric tons and 38.95 million pieces respectively during 2017 to 2026, which are with variable price provisions and not included in the above table.

Outstanding supplier advances made to suppliers with whom the Company has entered into “take or pay” arrangements amounted to RMB 341,447, RMB 182,553 and RMB 118,377 as of December 31, 2015, 2016 and 2017 respectively.

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

b)    Litigation regarding the long-term supply contract with Hemlock

The Company entered into the Original Supply Agreement with Hemlock in March 2011 and the agreement is structured as fixed price and quantity “take or pay” arrangement from 2013 to 2020. Under the Original Supply Agreement, the Company is required to make the advance payments and purchase a contracted minimum volume of polysilicon at predetermined fixed prices and in accordance with a pre-determined schedule, commencing January 1, 2013. Due to significant decrease of silicon price in the market and uncertainties brought by high anti-dumping and anti-subsidy tariff imposed after the supply contract was signed, the Company believes performance of the contract is commercially unreasonable and therefore, it did not make full advance payment and accept any delivery in 2013, 2014 and 2015. Although the Company was in the process of renegotiating with Hemlock and no written agreement had been reached as of December 31, 2014 and 2015, both parties continued to constructively dialogue to find a mutually satisfactory solution. In this regard, the Company, while concluding as noted above that accrual for the minimum purchases was not required, did accrue interest for the late payment according to the Original Supply Agreement term based on the fact that the Company did not order the minimum purchase and accept delivery and the Company did not make full advance payments as required. On March 31, 2015, Hemlock gave notice to the Company to terminate the Original Supply Agreement with immediate effect. Hemlock stated that the reason for the termination was an alleged breach of the supply contract by the Company and demanded that the Company pay US$921 million, which comprised of the remaining advance prepayments, take-or-pay for the period from 2013 to 2020 and the financial penalty for the late payments till March 31, 2015. After the notice was received, management had several runs of negotiation with Hemlock. Due to the fact that no written agreement has been reached as of December 31, 2015, the Company continued to assess whether there would be loss on firm purchase commitments under Original Supply Agreement by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, and concluded that no loss provision under the Original Supply Agreement with Hemlock is required as of December 31, 2015 (Refer to Note 7 Inventory). As of December 31, 2015, full provision with the amount of RMB 63,331 (US$10.35 million) was provided against the prepayment balance to Hemlock under the long-term supply contract, and a total interest for late payment with the amount of RMB 303,380 was accrued as of December 31, 2015.

On April 18, 2016, the Company was served with court papers for a lawsuit brought by Hemlock against JA Yangzhou in the Supreme Court of the State of New York on January 20, 2015. Hemlock claimed damages in an amount to be proved at trial, of not less than US$921 million. After the court papers were received, the Company accelerated the negotiation with Hemlock and signed the Settlement Agreement and the New Supply Agreement with Hemlock in October 2016. According to the Settlement Agreement, Hemlock agrees not to commence any civil action against the Company in relation to the Original Supply Agreement signed in March 2011 unless the Company breaches the New Supply Agreement. Under the New Supply Agreement, the Company is required to purchase a certain amount of solar grade polycrystalline silicon products from Hemlock per quarter until October 31, 2026. After detailed assessment, the Company expects to fulfill the obligation under the New Supply Agreement. Thus, no contingent liability has been recorded as of December 31, 2016 and the total amount of accrued late payment interest of RMB 303,380 was reversed for the year ended December 31, 2016. During the year ended December 31, 2017, the Company continues to fulfill the purchase obligation under the New Supply Agreement.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

26.  Commitments and Contingencies (continued)

c)    Operating lease commitments

As of December 31, 2017, the Company has several operating lease agreements to lease certain assets, including offices, dormitory and land. These non-cancelable operating leases expire from February 2018 to December 2021, with rental fees that approximates market rents.

Future minimum obligations for operating leases are as follows:

(in RMB)
2018	73,275
2019	43,145
2020	1,929
2021	510
Total	118,859

Rent expense under all operating leases was RMB 74,275, RMB 78,255 and RMB 79,453, for the years ended December 31, 2015, 2016 and 2017, respectively.

d)    Capital expenditure

As of December 31, 2017, the Company had contracted for capital expenditure on machinery and equipment of RMB 1,640,260.

27.  Fair value measurements

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•                      Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•                      Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•                      Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Company uses to measure the fair value of assets and liabilities that the Company measures and reports on its balance sheet at fair value on a recurring basis.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

27.  Fair value measurements (continued)

Short-term financial instruments: The Company’s short-term financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable and payable, notes receivable, short-term borrowings, and accrued expenses. The cost approximates the fair value because of the short maturity period.

Long-term borrowings: The fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term borrowings carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

Derivative assets and liabilities: The Company’s derivative assets and liabilities consist of embedded foreign currency derivatives in the Company’s sales and purchase contracts denominated in currencies other than Renminbi or the functional currency of the counterparty, the capped call transactions denominated in USD, embedded derivatives underlying convertible notes, foreign currency forward contract instruments and warrants derivatives . Since its capped call transactions, embedded derivatives underlying convertible notes and warrants derivatives are not traded on an exchange, they are valued using valuation models. Management is responsible for determining these fair values and considered a number of factors including valuations. The capped call transactions are valued using the Black Scholes Option Pricing Model. The embedded derivatives underlying convertible notes and warrants derivatives are bifurcated using the “with or without” approach. As there are interrelationships among the embedded derivatives, they are valued using a Monte Carlo simulation. Interest rate yield curves, foreign exchange rates, stock price, volatility, expected term, risk-free rate and fundamental change event probabilities are the significant inputs into these valuation models. The inputs used in the valuation of the capped call transactions are observable in active markets over the terms of the instruments the Company holds, and accordingly, the Company classifies these valuation techniques as Level 2 in the hierarchy. In regards to the embedded derivatives underlying convertible notes and warrants derivatives, fair value was determined using a “with and without” approach which was based on both Level 2 and Level 3 inputs. The Company determined that the Level 3 input, that is the fundamental change event probabilities, is significant to the overall fair value measurement. The Company considered the effect of its own credit standing and that of its counterparties in its valuations of its derivative financial instruments. The Company entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated sales. The Company’s financial instrument counterparties are high-quality commercial banks with significant experience with such instruments.  Fair values of the Company’s forward contracts are determined using significant other observable inputs (Level 2 fair value measurements), and are based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration of the contracts.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

27.  Fair value measurements (continued)

Recurring change in fair value

As of December 31, 2016 and 2017, there is no asset and liability that are measured at fair value on a recurring basis in periods subsequent to their initial recognition.

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

(In thousands, except share and per share data)

27.  Fair value measurements (continued)

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2015	December 31, 2016	December 31, 2017
Derivatives liabilities - warrants	39,593	70,882	—
Foreign exchange forward contracts not designated as hedging instruments	4,440	(22,037)	(2,270)
	44,033	48,845	(2,270)

28.  Segment information and operations by geographic area

In accordance with FASB ASC 280-010-50-22, the Company considers the financial information reviewed by our CODM or otherwise regularly provided to the CODM, to identify its operating segment and the measures of profit or loss and total assets for each segment. The specific items or accounts included in the measure of segment profit or loss reviewed by our CODM or are otherwise regularly provided to the CODM are: revenue from external customer, intersegment revenue, gross profit/(loss), interest income and expenses, and income/(loss) before income taxes.

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

The Company’s operating segments have certain of their own dedicated administrative and corporate key functions, such as accounting, administration, procurements, marketing and human resource. Costs for these functions are recorded and included in the respective selling, general and administrative costs for each of our segment.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.  Segment information and operations by geographic area (continued)

The CODM operates and manages the business by two segments — manufacturing segment and solar projects segment. The following table set forth the results of operations of the segments and reconciliation with consolidated results of operations for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31, 2017
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	19,255,477	403,976	—	19,659,453
Revenues—intersegment	393,192	—	(393,192)	—
Gross profit— third parties	2,146,850	262,461	—	2,409,311
Gross profit—intersegment	55,536	—	(55,536)	—
Depreciation, depletion, and amortization expense	(937,648)	(106,437)	—	(1,044,085)
Interest expense	(229,624)	(94,790)	—	(324,414)
Interest income	16,960	359	—	17,319
Income before income taxes	330,370	123,761	(55,536)	398,595

Total assets	17,261,859	4,480,987	(911,004)	20,831,842

	Year Ended December 31, 2016
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	15,580,576	156,300	—	15,736,876
Revenues—intersegment	974,835	—	(974,835)	—
Gross profit— third parties	2,225,215	68,326	—	2,293,541
Gross profit—intersegment	213,663	—	(213,663)	—
Depreciation, depletion, and amortization expense	(837,842)	(74,857)	—	(912,699)
Interest expense	(215,675)	(68,659)	—	(284,334)
Interest income	18,509	341	—	18,850
Income/(loss) before income taxes	1,106,227	(49,653)	(213,663)	842,911

Total assets	16,421,270	3,633,553	(1,023,567)	19,031,256

	Year Ended December 31, 2015
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	13,461,181	64,226	—	13,525,407
Revenues—intersegment	263,332	—	(263,332)	—
Gross profit— third parties	2,258,099	34,490	—	2,292,589
Gross profit—intersegment	59,599	—	(59,599)	—
Depreciation, depletion, and amortization expense	(771,986)	(25,685)	—	(797,671)
Interest expense	(218,759)	(30,623)	—	(249,382)
Interest income	25,321	250	—	25,571
Income/(loss) before income taxes	880,393	(48,992)	(59,599)	771,802

Total assets	15,318,101	1,277,414	(289,612)	16,305,903

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

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

28.  Segment information and operations by geographic area (continued)

The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
China	5,819,828	8,080,921	9,532,955
Outside China:
Japan	2,437,507	1,401,243	1,539,935
Rest of the world	5,268,072	6,254,712	8,586,563
Total outside China	7,705,579	7,655,955	10,126,498
Total net revenue	13,525,407	15,736,876	19,659,453

The Company’s long-lived fixed assets with an amount of RMB 839,932 were located in Malaysia, and the rest are substantially located in China.

29. Certain risks and uncertainties

a)      Major customers

For the years ended December 31, 2015, 2016 and 2017, there is one customer located in Japan accounting for 12.5%, 4.0% and 2.6% of total revenue, respectively. For the year ended December 31, 2017, there is one customer located in the United States accounting for 7.2% of total revenue.

Accounts receivable from the 3 customers with the largest receivable balances represents 20% and 14.1% of the balance of accounts receivable at December 31, 2016 and 2017, respectively. As of December 31, 2017, the largest outstanding account receivable balance accounted for 5.0% of total accounts receivable balance and no other customer occupied over 5% of total accounts receivable balance. The Company performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

b)      Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivables and advances to suppliers.

The Company places its cash and cash equivalents with high quality financial institutions in the PRC, US, Hong Kong, Japan and Malaysia and limits the amount of credit risk from any single institution. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Company believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Company believes that those Chinese banks that hold the Company’s cash, cash equivalents and long-term time deposit are financially sound based on public available information.

The Company is also exposed to the credit and financial risks of its suppliers to which the Company made advances. The Company’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

c)      Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 1,693,543 and RMB 1,455,692 as of December 31, 2016 and 2017, respectively.

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

32. Subsequent events

The Company has performed an evaluation of subsequent events through the date the consolidated financial statements were issued.

33. Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 11,392,143 or 168.6% of the Company’s total consolidated net assets as of December 31, 2017. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, and if applicable, to the non-controlling interest.

34. Additional information — condensed financial statements of the Company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries”. The condensed financial information of JA Solar Holdings Co., Ltd. has been presented for the period from January 1, 2015 to December 31, 2017.

The subsidiaries did not pay dividend to the Company for the period presented.

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long-term obligation, or guarantee as of December 31, 2017.

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
	RMB	RMB	RMB

Revenues	—	—	—
Total operating expenses	(65,233)	(4,546)	(10,035)
Loss from operations	(65,233)	(4,546)	(10,035)
Change in fair value of derivatives	39,593	70,882	—
Share of income from subsidiaries	509,243	449,078	476,865
Foreign exchange gain/(loss)	140,110	168,285	(166,705)
Income before income taxes	623,713	683,699	300,125
Net income	623,713	683,699	300,125
Net income attributable to JA Solar Holdings	623,713	683,699	300,125
Comprehensive income	588,675	639,182	304,362

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	December 31,	December 31,
	2016	2017
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	165	3,544
Total current assets	165	3,544
Investments in subsidiaries	3,274,607	3,755,765
Amount due from subsidiaries	3,313,761	3,038,249
Total assets	6,588,533	6,797,558

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued and other liabilities	30,285	31,629
Total current liabilities	30,285	31,629
Long-term amount due to subsidiaries	97,118	—
Total liabilities	127,403	31,629

Commitments and Contingencies

Shareholders’ equity :
Ordinary shares(US$0.0001 par value; 500,000,000 shares authorized, 237,853,602 and 237,926,352 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively)	176	176
Additional paid-in capital	5,651,557	5,651,994
Retained earnings	877,866	1,177,991
Accumulated other comprehensive loss	(68,469)	(64,232)
Total shareholders’ equity	6,461,130	6,765,929
Total liabilities and shareholders’ equity	6,588,533	6,797,558

JA SOLAR HOLDINGS CO., LTD.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
	RMB	RMB	RMB
Cash flows from operating activities:
Net Income	623,713	683,699	300,125
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	3,681	420	301
Share of income from subsidiaries	(509,243)	(449,078)	(476,865)
Change in the fair value of derivatives	(39,593)	(70,882)	—
Exchange (gain)/loss	(150,686)	(168,270)	159,499
Changes in operating assets and liabilities:
Decrease in other current assets	2,257	—	—
(Decrease)/increase in other payables to subsidiaries and employees	10	(6,374)	49
Increase in accrued and other liabilities	18,690	141	1,295
Net cash used in operating activities	(51,171)	(10,344)	(15,596)

Cash flows from investing activities:
Loans repayment by subsidiaries	37,206	9,416	751,908
Loans provided to subsidiaries	—	—	(640,988)
Net cash provided by investing activities	37,206	9,416	110,920

Cash flows from financing activities:
Proceeds from exercise of stock options	1,196	—	—
Proceeds from short-term loan from subsidiaries	125,050	—	—
Repurchase of ADS	(139,753)	—	—
Repayment of long-term loan from subsidiaries	(1,583)	—	(96,023)
Net cash used in financing activities	(15,090)	—	(96,023)
Effect of exchange rate changes on cash and cash equivalents	902	23	4,078
Net decrease in cash and cash equivalents	(28,153)	(905)	3,379
Cash and cash equivalents at the beginning of the year	29,223	1,070	165
Cash and cash equivalents at the end of the year	1,070	165	3,544